Form 20-F
period 2017-12-31
RYB Education, Inc.
filed 2018-04-25
CIK 1708441

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-38203

RYB Education, Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang Fengtai District, Beijing 100078 People’s Republic of China
(Address of principal executive offices)

Ping Wei, Chief Financial Officer 4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang Fengtai District, Beijing 100078 People’s Republic of China Phone: (86 10) 8767 5611 Email: weiping@rybbaby.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share Class A ordinary shares, par value US$0.001 per share*	New York Stock Exchange

*Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, there were 29,213,801 ordinary shares outstanding, par value $0.001 per share, being the sum of 22,264,660 Class A ordinary shares and 6,949,141 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;

•                  “ADRs” are to the American depositary receipts that evidence our ADSs;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “Class A ordinary shares” are to our class A ordinary shares, par value US$0.001 per share;

•                  “Class B ordinary shares” are to our class B ordinary shares, par value US$0.001 per share;

•                  “ordinary shares” or “shares” are to our Class A ordinary shares and Class B ordinary shares;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “RYB,” “we,” “us,” “our company” and “our” are to RYB Education, Inc., our Cayman Islands holding company, and its subsidiary, its consolidated variable interest entity, the subsidiaries of the consolidated variable interest entity and the non-enterprise entities sponsored by the consolidated variable interest entity;

•                  “teaching facilities in our network” are to our directly operated or franchise kindergartens and play-and-learn centers that are in operation, and references to our directly operated kindergartens include facilities that are in the process of obtaining the private school operation permits or registration certificates for private non-enterprise entities but contribute to our tuition fee revenues; and

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our goals and strategies;

•                  our future business development, financial conditions and results of operations;

•                  the expected growth of the early childhood education industry in China;

•                  our expectations regarding demand for our educational products and services;

•                  our expectations regarding our relationships with our franchisees, students and their parents, business partners and our other stakeholders;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2015, 2016 and 2017, selected consolidated balance sheet data as of December 31, 2016 and 2017 and selected consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2015	2016	2017
	(in thousands of US$, except for share and per share data)

Summary Consolidated Comprehensive Statement of Operations Data:
Net revenues:
Services	74,815	95,936	122,869
Products	8,043	12,577	17,934
Total net revenues	82,858	108,513	140,803
Cost of revenues:
Services	70,310	85,356	101,522
Products	4,047	6,260	9,755
Total cost of revenues	74,357	91,616	111,277
Gross profit	8,501	16,897	29,526
Operating expenses:
Selling expenses	1,191	1,922	1,774
General and administrative expenses	8,389	7,424	18,418
Total operating expenses	9,580	9,346	20,192
Operating (loss) income	(1,079)	7,551	9,334
(Loss) income before income taxes	(316)	8,231	10,592
Income tax expenses	980	2,155	3,812
(Loss) income before loss in equity method investments	(1,296)	6,076	6,780
Loss from equity method investments	—	(189)	(239)
Net (loss) income	(1,296)	5,887	6,541
Less: Net loss attributable to noncontrolling interest	(664)	(618)	(574)
Net (loss) income attributable to RYB Education, Inc.	(632)	6,505	7,115
Less: Accretion of convertible redeemable preferred shares	2,384	—	—
Deemed dividends to convertible redeemable preferred shareholders	763	—	—
Net (loss) income attributable to ordinary shareholders of RYB Education, Inc.	(3,779)	6,505	7,115
Net (loss) income per share attributable to ordinary shareholders of RYB Education, Inc.:
Basic	(0.22)	0.28	0.29
Diluted	(0.22)	0.26	0.27
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	16,929,789	23,163,801	24,735,445
Diluted	16,929,789	24,682,525	26,566,657

	As of December 31,
	2015	2016	2017
	(in thousands of US$)

Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	24,594	46,256	158,691
Total current assets	39,525	63,983	172,808
Total assets	73,834	104,410	229,738
Total current liabilities	58,339	80,287	97,022
Total liabilities	77,083	100,449	124,444
Total equity	(3,249)	3,961	105,294

	Years Ended December 31,
	2015	2016	2017
	(in thousands of US$)

Summary Consolidated Cash Flow Data:
Net cash generated from operating activities	23,808	35,053	25,099
Net cash used in investing activities	(14,950)	(12,122)	(8,655)
Net cash generated from financing activities	695	1,422	92,496
Exchange rate effect on cash and cash equivalents	(977)	(2,690)	3,666
Net increase in cash and cash equivalents and restricted cash	8,576	21,663	112,606
Cash and cash equivalents and restricted cash at beginning of year	16,389	24,965	46,628
Cash and cash equivalents and restricted cash at end of year	24,965	46,628	159,234

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business

Our business depends on the market recognition of our brand. If we are not able to maintain our reputation and enhance our brand recognition, our business and operating results may be materially and adversely affected.

Our track record in providing quality education services established “RYB (  )” as a leading brand in the industry. We believe that market recognition of our brand is a key factor to ensure our future success. As we continue to grow in size and broaden the scope of our curricula and services, however, it may become increasingly difficult to maintain the quality and consistency of the services we offer, which may negatively impact our brand and the popularity of our products and services offered thereunder.

Our brand value will also be affected by customer perceptions. Those perceptions are affected by a number of factors; some of them are based on first-hand observation of our service quality while others may be based on indirect information from media or other sources. Incidents and any negative publicity related thereto, even if factually incorrect, may lead to significant deterioration of our brand image and reputation, and consequently negatively affect students’ and their parents’ interests in our services and products as well as franchisees and potential franchisees’ interest in joining our franchise network or remaining active fee-paying franchisees. Particularly in the age of digital media and social network, impacts of negative publicity associated with any single incident could be easily amplified and potentially cause impacts that go beyond our estimation or control.

For example, in late 2017, a female teacher then working at one of our directly-operated kindergarten in Beijing was found to have used sewing needles as a way to “discipline” children during post-lunch naptime. She was subsequently discharged from our company and was criminally charged with “maltreatment of children under care” in connection with a class she taught. We refer to this incident in this annual report as the “2017 Incident.” Despite the fact only one teacher was charged and the case remains under investigation, rumors and negative publicity surrounding the 2017 Incident has been widely circulated on the internet, and subsequently affected our reputation and brand goodwill. Consequently, some parents lost confidence in our safety management, and utilization of several of our kindergartens was directly and negatively impacted, and some franchisees also requested to terminate their franchise relationships with us.

In addition, scientific studies on early childhood education are constantly evolving and new or innovative conclusions on education methodologies or philosophies may affect customers’ perception of our services and products. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our education products and services, it may be difficult to maintain and grow student enrollment at our directly operated or franchise teaching facilities or attract more business partners to join our network, and our business and growth prospects may be materially and adversely affected.

Misbehavior or unsatisfactory performance by our teachers will hurt our reputation and potentially our operation results and financial performance.

Our teachers are the ones who interact directly with our students and their families. Despite our constant emphasis on service quality, our continuous training of our teachers as well as our close supervision, we cannot assure that our teachers will completely follow our service manual and standards at all times. Any misbehavior or unsatisfactory performance by our teachers will hurt our reputation and potentially our operation results and financial performance. For example, the significant negative publicity associated with the 2017 Incident directly affected our operation results, as some children chose to temporarily stop coming to our teaching facilities, operation of several of our kindergartens was temporarily suspended to conduct internal inspections, and some franchisees requested to terminate or delay the opening of their franchised RYB teaching facilities. The price of our ADSs was also significantly affected by the 2017 Incident, and dipped heavily on the first day when it was first reported.

If we fail to maintain and increase student enrollment in our kindergartens and play-and-learn centers, our revenues may decline and we may not be able to maintain profitability.

The growth of our business relies heavily on the student enrollment in our kindergartens and play-and-learn centers. Student enrollment not only directly affects the tuition fees derived from our directly operated teaching facilities, it also affects the willingness of our franchisees to re-invest in and expand or continue their franchise operations within our network at all. We may face difficulties in increasing or maintaining the level of fees that we charge the franchisees or selling our educational merchandise through them if they find their franchise business with us unattractive. Our student enrollment is affected by several factors, including our ability to develop new course materials and improve existing courses, expand our geographic reach, manage our growth while maintaining consistent and high teaching and service quality, effectively market and precisely target our products and services to a broader base of prospective students and parents, and respond effectively to competitions.

We face risks associated with our franchise business model.

We operate on a “direct plus franchise” business model. Many of the teaching facilities within our network, including the majority of “RYB branded” kindergartens and most of our play-and-learn centers, are operated through franchisees. Our franchisees are an integral constituent in our business model and ecosystem and are expected to play an instrumental role in our future expansion. We are therefore subject to risks that are typically associated with the franchise business model.

Although the fees we charge our franchisees do not directly link to the revenue of the teaching facilities they operate, a sizeable portion of our revenues is affected by the ability of our franchisees to grow their businesses. For example, part of our revenues is derived from sales of teaching tools and licensing of feature courses to franchisees in addition to the basic course package. Through our franchisees, we also sell educational merchandise to children enrolled in franchise kindergartens and play-and-learn centers. If our franchisees are unable to grow their business or cease to procure educational merchandise from us, our revenues will be negatively affected. Also, deterioration in the business operations of our franchisees can result in, among other things, their facility closures or delayed or reduced payments to us.

Our success also depends on the willingness and ability of our franchisees to implement our business initiatives and strategies, including upgrades of equipment and interior decoration of teaching facilities and to remain aligned with us on business upgrade, promotional activities or capital-intensive reinvestment plans. Our control over our franchisees is based on the contracts with them and our standardized supervision and monitoring procedures, which may not be as effective as direct ownership. Although we maintain comprehensive and rigorous supervisory procedures, set standards to guide our franchisees on operations of kindergartens and play-and-learn centers—including requiring all our franchisees to obtain all required licenses and permits and only hire teaching staff with proper qualification and certification—and require all teachers and management personnel of our franchise teaching facilities to complete our mandatory trainings, our franchisees manage their businesses independently and are therefore responsible for the day-to-day operation of the franchise facilities. In addition, it is the franchisees and their teachers and employees that interact directly with students and their parents. In the event of any unsatisfactory performance or illegal actions by the franchisees or their employees or any incidents or operational issues in the franchise facilities, we may suffer reputational or financial damage which in turn might adversely affect our business as a whole.

In addition, the cooperation between a franchisee and us may be suspended or terminated for various reasons, including disagreements or disputes between the franchisee and us, or the franchisee’s failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations. For example, although we have maintained rigorous supervision of our franchisees and contractually require all of our franchisees to obtain requisite licenses or permits, certain of our franchisees may not be able to fulfill these requirements on a timely basis, potentially negatively impacting our brand image and leading us to choose to terminate our cooperation with such franchisees. We may not be able to find replacements for those franchisees timely or at all. Any resulting service disruption could materially and adversely affect our brand image, reputation and financial performance.

Our ownership mix of directly operated and franchise teaching facilities also affects our financial results and condition. The decision to operate a teaching facility directly or under franchise is driven by many factors. Our ability to grow our business and achieve the benefits of an optimal ownership mix will depend on various factors, including our ability to timely and effectively select franchisees that meet our rigorous standards. If we are unable to effectively address risks associated with the franchise business model, our reputation and results of operations may be materially and adversely affected.

Our business relies on our ability to recruit, train and retain dedicated and qualified teachers and management personnel.

Our teachers and facility principals are critical to the quality of our services and our reputation. We seek to, and help our franchisees to, recruit, train and retain qualified and dedicated teachers with necessary licenses and permits required by law, as well as principals who manage our teaching facilities. There is, however, a limited pool of teachers with the attributes we require. In addition, any foreign teachers we hire must hold valid working permits, which may not be obtained in a timely manner, or at all. Despite our various initiatives, investments to secure qualified personnel and competitive compensation we and our franchisees offer, we may still not be able to recruit, train and retain sufficient qualified teachers and principals to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. A shortage of qualified teachers or a deterioration in the quality of our teachers’ services, whether actual or perceived, or a significant increase in the average compensation of the kindergarten teachers, would have a material adverse effect on our business, financial condition and results of operations.

Our business and result of operations depend on our ability to maintain and raise the fee levels and prices of our services and products.

An important factor affecting our profitability is the tuition fees we charge at our directly operated teaching facilities as well as the fees that we charge our franchisees and Hong Shan Enable Alliance participants. We also derive a portion of revenues from sales of educational merchandise. The amounts of those fees and prices we charge are primarily determined based on the demand and popularity among children and their parents for our education services and products, the cost of our operations, the geographic markets where we operate, our competitors’ pricing levels, our pricing strategy to gain market share and the general economic conditions in China.

In addition, our tuition cannot exceed the maximum amounts on file with the local governmental pricing authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—Interim Measures for the Management of the Collection of Private Education Fees.” Certain of our kindergartens are “inclusive kindergartens” where tuition is capped by local educational authorities. We also operate 25 kindergartens on premises leased from government bodies as of December 31, 2017. If we are encouraged or required by relevant educational authorities to operate some of these kindergartens as “inclusive kindergartens,” our tuition fee level at these teaching facilities may become lower. There can be no assurance that we will be able to maintain or raise the tuition level and other fees that we charge at our teaching facilities in the future due to various reasons, including the failure to complete pricing filings with governmental authorities, and our business, financial position and results of operations may be materially and adversely affected in the event of our failure to maintain or steadily raise our fee levels and prices of our services and products.

Moreover, on November 7, 2016, the Decision on Amending the Law for Promoting Private Education of the PRC, which we refer to as the Decision in short in this annual report, was approved by the Standing Committee of the National People’s Congress, which took effect on September 1, 2017. The Decision sets out certain restrictions as to the use of profits earned by not-for-profit schools. We are still in the process of analyzing and determining whether to register our directly operated kindergartens as for-profit or not-for-profit schools after September 2017 and there is no guarantee that our for-profit school designation applications will be approved. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—The Revisions of the Law for Promoting Private Education of the PRC” for further details. As a result, we may not be able to maintain our current tuition fees and may not be able to raise any of such fees for our kindergartens at our desired rates, times and places or at all in the future under the framework of the Decision.

We may not be able to obtain all necessary approvals, licenses and permits or to make all necessary registrations and filings for our educational and other services in China.

In order to operate kindergartens and play-and-learn centers, we and our franchisees are required to obtain and maintain various approvals, licenses and permits and to fulfill registration and filing requirements pursuant to applicable laws and regulations. For instance, to establish a kindergarten, a private school operation permit from the local education bureau and registration certificate for private non-enterprise entities issued by the local civil affairs bureau will be required. In addition, private school operation permits are subject to periodic renewal and kindergartens are subject to annual inspections by the competent government authorities.

Given the significant amount of discretion the local PRC authorities may have in the interpretation, implementation and enforcement of the relevant rules and regulations, as well as other factors beyond our control, while we intend to and our franchisees, under the terms of their franchise agreements with us, are required to obtain and maintain all requisite permits and complete necessary filings and registrations on a timely basis, we cannot assure you that we and our franchisees will be able to obtain all required permits and complete the necessary filings or registrations in time. We and some of our franchisees are in the process of applying for or renewing private school operation permits and/or registration certificates for private non-enterprise entities in connection with certain kindergartens. As an interim measure pending the issuance of these permits or certificates, fees for the services we provide at the directly operated kindergartens are collected by our other consolidated entities.

Additional requirements on permits and licenses may also apply to our operations, including the requirement to pass a fire control assessment for all our teaching facilities, to obtain a license for online transmission of audio-visual programs for providing online video-audio contents on our website or mobile apps, to obtain food operation licenses for kindergartens where regular meals are served and to have all teaching staff obtain teachers’ licenses and work permits, among others. Although we are in the process of applying for food operation licenses and passing fire control assessments for certain of our directly operated kindergartens, we cannot assure you that we will be able to receive or renew all required licenses, permits or certificates in a timely manner. If we fail to receive or renew required licenses, permits or certificates in a timely manner, or at all, we may be subject to fines, confiscation of the gains derived from our noncompliant operations, suspension of our noncompliant teaching facilities or liability to indemnify economic loss suffered by our students, which may materially and adversely affect our business, financial conditions and results of operations.

Certain of our operations may be deemed by PRC government to be carried out by entities beyond their authorized business scope.

Currently, four of our consolidated entities in China providing certain training programs directly to children or teachers do not list “educational training,” “children training” or similar items in their business scopes. In addition, eight of our consolidated entities provide training and education programs at the locations that are not registered in their business licenses or private school operation permits.

We are in the process of applying to expand business scopes of those entities or establish new branches that engage in providing training and education programs to include “educational training,” “children training” or items of similar nature and applying for private education permit for the facilities at these locations. There is, however, no assurance that our application will be accepted by local AIC or education bureau in a timely fashion or at all. If it comes to the attention of the relevant PRC government authorities that the above entities operate beyond their authorized business scopes, or conduct business at locations that are not registered in their licenses or permits, they may be ordered to complete the registration for change of business scope within a given period, the failing of which may subject these entities to fines, confiscation of the gains derived from the noncompliant operations or cease the noncompliant operations.

Sponsor registrations of certain of our directly operated kindergartens are inconsistent with their actual sponsorship structure.

The sponsors of a kindergarten are required to register with the competent local education bureau and be reflected in that kindergarten’s charter documents and its private school operation permit. However, due to variances in certain local education bureaus’ registration practices, in some cases we are not able to register kindergarten sponsors to accurately reflect the actual sponsorship structure. For eleven of our directly operated kindergartens, we are shown as the sole sponsor in the education bureau registration and our private school operation permits without reflecting the minority interests of other investors. We have entered into cooperation agreements with those investors and the relevant charter documents and/or capital verification reports show them as co-sponsors, thus resulting in inconsistencies with the education bureau registrations. For eleven of our directly operated kindergartens, certain individuals were registered as sole sponsors with the competent local education bureaus, while we are the actual kindergarten sponsor only in the charter documents and/or capital verification reports.

There is no assurance that we will be able to file for amendments to these registrations to rectify these inconsistencies. Although the charter documents and/or capital verification reports would evidence the ownership of and control over those kindergartens, if we were to be held responsible for those inconsistencies in registration, we may be subject to fines, confiscation of the gains derived from our noncompliant operations, suspension of our noncompliant operations, revocation of private school operation permits, or liability to indemnify economic loss suffered by our students. These legal consequences may materially and adversely affect our business, financial conditions and results of operations.

New legislation or changes in the PRC regulatory requirements regarding private education may affect our business operations and prospects.

The private education industry in China and our business are subject to regulations in various respects. Relevant rules and regulations could be amended or updated from time to time to accommodate the development of education in China, in particular, the preschool education markets. For instance, the Law for Promoting Private Education of the PRC was promulgated in June 2013, and was further amended in November 2016 by the Decision, which took effect on September 1, 2017. According to the Decision, private schools can be established as for-profit private schools or not-for-profit private schools largely at the election of the school sponsors. For details on the distinction between for-profit private schools and not-for-profit private schools under the Decision, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—The Revisions of the Law for Promoting Private Education of the PRC.”

The implementation regulations of the Decision, or the Implementation Regulations, are not yet promulgated. It remains uncertain how the Implementation Regulations will affect our business. We may need to change our business practices in order to comply with the new rules and regulations, of which the interpretation may be uncertain, but we may not be able to do so timely and efficiently. Any such failure may subject us to administrative fines or penalties or other negative consequences which could materially and adversely affect our brand name, reputation, business, financial condition and results of operations.

In addition, according to the Decision, if a school established before the promulgation of the Decision chooses to become for-profit, it needs to first assess all of its assets, identify property ownership, pay relevant taxes and duties and re-apply for registration before such school can continue with its operations. The Decision, however, does not specify when schools need to determine and notify relevant governmental agencies of their choice, and the Decision is silent on the specific measures with respect to how existing schools can change their status to for-profit schools. Furthermore, there is significant uncertainty as to the preferential tax treatments or other preferential treatments that our kindergartens could enjoy (whether as not-for-profit private schools or as for-profit schools if we choose to register some of our kindergartens as such) under the framework of the Decision and/or its relevant guidelines. In light of the uncertainties associated with the interpretation and implementation of the Decision and the ensuing guidelines, there is uncertainty as to whether and how our kindergartens will be able to benefit from any such additional supporting measures as contemplated or at all. We cannot assure you that favorable tax and other supportive treatment contemplated under the Decision will not change or that they will continue to apply to our kindergartens as the Decision is implemented. Accordingly, as of March 31, 2018, we are unable to quantify the impact that the Decision may have on our business, results of operations, financial condition and future prospects. Similarly, we are not able to predict or estimate the associated potential costs and expenses if we are required to adjust our structure due to the Decision and the guidelines.

Injuries, accidents, food quality incidents or other harm suffered by students or employees of the kindergartens or play-and-learn centers that we and our franchisees operate may subject us to liabilities and damage our reputation.

Operating kindergartens and play-and-learn centers involves inherent risks associated with the safety and wellbeing of our students and other people visiting or working at our teaching facilities. We could face negligence claims for inadequate maintenance of our teaching facilities or lack of supervision of our teachers and other employees. In addition, any defects in indoor and outdoor playground equipment in our teaching facilities or educational tools we use in classrooms may cause harm to students. We therefore could be liable for accidents, injuries, food quality incidents or other harm to students or other people at our teaching facilities. Even if we are found not legally liable for such accidents or injuries, disputes on liabilities or general complaints by parents regarding food quality, students wellbeing or, from time to time, air quality and renovation fumes within our teaching facilities may create unfavorable publicity and our reputation may be damaged on such occasions. Additionally, although we maintain certain liability insurance, the insurance coverage may not be adequate to fully protect us from claims and liabilities, and reoccurrence of similar accidents may make it difficult for us to obtain liability insurance at reasonable prices in the future. Defending such claims may also cause us to incur substantial expenses and divert the time and attention of our management.

We face risks related to health epidemics and other outbreaks, which could result in reduced attendance at or temporary closure of kindergartens and play-and-learn centers that we or our franchisees operate.

Education industry is vulnerable to health epidemics such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Ebola or other epidemics. For example, the SARS outbreak in 2003 and influenza A (H1N1) outbreak from 2009 to 2010 adversely affected our business and results of operations as we experienced temporary closure of our facilities. Any future outbreak of avian influenza, SARS, the influenza A (H1N1), H7N9 bird flu or other adverse public health situation in China may have a material and adverse effect on our business operations. These occurrences could cause cancellations or deferments of student enrollment and require the temporary closure of our kindergartens and play-and-learn centers while we remain obligated to pay rent and other expenses for these facilities, and we may face litigations and will incur extra expenses if we are found negligent in the prevention and control of these health epidemics in our facilities. These occurrences therefore may severely disrupt our business operations and materially and adversely affect our liquidity, financial condition and results of operations.

We may not be able to continually upgrade our course materials, improve the content of our existing curricular or develop new course materials that are appealing to children and their parents.

We constantly update and improve the content of our existing courses and develop new courses or services to meet evolving market demands. Revisions to our existing courses and our newly developed courses or services may not be well received by existing or prospective students or their parents. Even if we are able to develop new courses or services that are well received, we may not be able to introduce them in a timely or cost-effective manner. If we do not respond adequately to changes in market demands, our ability to attract and retain students may be impaired and our financial results could suffer.

Offering new courses or services or modifying existing courses may require us to invest in content development, increase marketing efforts and re-allocate resources away from other uses. We may have limited experience with the content of new courses or services and may need to adjust our systems and strategies to incorporate new courses or services into our existing offerings. If we are unable to continually improve the content of our existing courses, or offer new courses or services in a timely or cost-effective manner, our results of operations and financial condition could be adversely affected.

We face intense competition in our industry, which could lead to pricing pressure, reduced operating margins, loss of market share, departure of qualified employees and increased capital expenditures.

The early childhood education industry in China is rapidly evolving, highly fragmented and competitive, and we expect the competition in this industry to persist and intensify. We compete with public kindergartens and other private teaching institutions that offer similar programs. We compete with them in many aspects, including the quality of program and curriculum offerings, service quality, tuition fee levels, competent teachers and other key personnel and facility locations and conditions. Our competitors may adopt similar or superior curricula, teacher training systems, facility conditions and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their schools and respond more quickly than we can to the changes in student demand or market needs. In particular, the PRC public education system continues to improve in terms of resources and teaching quality, and government funding subsidies enable public kindergartens to offer services at competitive price levels, which leads to increased competition for us. As such, we may have to reduce tuition fees or increase capital expenditure in response to competition in order to retain or attract students or pursue new market opportunities. If we are unable to successfully compete for students, maintain or increase our tuition fee level, attract and retain competent teachers or other key personnel, enhance the quality of our educational services or control competition costs, our business and results of operations may be materially and adversely affected.

We and our franchisees lease most school premises and may not be able to fully control the rental costs, quality, maintenance and our leasehold interest in these premises, nor can we guarantee that we and our franchisees will be able to successfully renew or find suitable premises to replace our existing premises upon expiration of the existing leases.

We and our franchisees lease most school premises from third parties. We require the landlords’ cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the school premises, buildings and facilities deteriorates, or if any or all of our landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our teaching facilities could be materially and adversely affected. In addition, if any of our landlords terminate the existing lease agreements, refuse to continue to lease the premises to us or our franchisees when such lease agreements expire, or increase rent to a level not acceptable to us or our franchisees, we will be forced to relocate the teaching facilities. Given parents prefer to send their children to kindergarten and play-and-learn centers in the vicinity of their neighborhoods, we may lose students if we cannot secure replacement premises nearby.

In addition, certain lessors have not provided us with valid ownership certificates for our leased properties. As a result, there is a risk that these lessors may not have the right to lease such properties to us, in which case the relevant lease agreements may be deemed invalid or we may face challenges from the property owners or other third parties regarding our right to occupy the premises. If such lease is terminated as a result of challenges by third parties, we may be forced to relocate the affected teaching facilities and incur significant expenses.

Under the applicable PRC laws and regulations, we are required to register and file with the relevant government authorities executed leases but have failed to do so in certain instances. While the lack of registration will not affect the validity and enforceability of the lease agreements under the PRC Law, a fine ranging from RMB1,000 to RMB10,000 may be imposed on the parties for each non-registered lease, if the requirement of registration failed to be fulfilled after a period of time demanded by a relevant local authority.

Our success depends on the continuing efforts of our senior management team and other key personnel.

It is important for us to have the continuing services of our senior management team, in particular, Mr. Chimin Cao, our co-founder, executive director and chairman of the board of directors, and Ms. Yanlai Shi, our co-founder, executive director and chief executive officer. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to find their replacements successfully, and our business may be disrupted. Competition for experienced management personnel in the private education industry is intense with a small pool of qualified candidates, and we may not be able to retain services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students and staff members. Each of our executive officers and key employees is subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties of China’s legal system.

Any interruption to or discontinuation of our course management and information technology systems may affect the teaching activities of us and our franchisees.

Our information technology infrastructure provides the backbone to maintain consistency in our service quality. Our Whiteboard information system works as a centralized platform for our teachers to prepare their courses online, serves as a multimedia teaching tool in the classrooms and operates as an efficient and secure channel for us to release curriculum content and upgrades to kindergartens and play-and-learn centers within our network. In addition, the operation of certain of our online product and services, such as our e-commerce platform of Qing Tian Youpin and our mobile app Zhu Dou, are highly dependent on the proper operation of our information technology system. As such, material breakdown of our information technology system and any loss of the right to use the technology licensed from third parties could cause interruption to our business.

Uncertainties and risks accompany our strategy to further grow our business of directly operated kindergartens.

Direct operation of kindergartens has long been a driver of our growth. In 2015, 2016 and 2017, revenues generated from our business of directly operated kindergartens represented a significant majority of our total revenues during the same periods. We plan to seek growth opportunities by continuing to open new kindergartens under our direct operation in the future, but uncertainties and risks exist with this strategy.

It is oftentimes difficult to locate desired premises for kindergartens. Generally kindergartens should not be built close to railways, highways, airports and main traffic artery. In addition, a kindergarten is not allowed to be located in a high-rise building and has to have its independent entrance and courtyard. Kindergartens also need to be within easy access from large residential communities. These conditions make it difficult to locate desired premises for the development of kindergartens. Additionally, a relatively large amount of capital expenditure is required when launching a new kindergarten. When we launch a new directly operated kindergarten, the preparation period between handover of the leased property from the landlord to us and the facility opening typically lasts six to ten months, and no revenue can be generated during this period. Also in a typical case, it takes a kindergarten another three to four years of operation to ramp up student enrollment to near its capacity.

We may not be able to execute our growth strategies successfully, which may hinder our ability to capitalize on new business opportunities.

We seek and will continue to implement various strategies to grow our business, including expanding the teaching facility network, increasing student enrollment, expanding curricula and product offerings, pursuing strategic acquisitions and investments, improving systems and infrastructures, and other future strategies that we plan to execute. These strategies may not materialize due to a number of factors, including, without limitation, the following:

•                  we may fail to identify, and effectively market our services in, new geographic markets with sufficient growth potential;

•                  we may be unable to successfully integrate acquired businesses, if any, with our current service offerings and achieve anticipated synergies;

•                  our analysis for selecting suitable new facility locations may not be accurate and the demand for our services at the newly selected locations may not materialize or increase as rapidly as we expect;

•                  the development of new teaching facilities may be delayed or affected by many factors, such as delays in obtaining government approvals or licenses, shortages of key construction supplies and skilled labor, construction accidents, or natural catastrophes, some of which are beyond our control;

•                  we may require more time than expected to obtain the accreditation for our services;

•                  we may not be able to further expand our franchise network as fast as we expect;

•                  students and/or their parents may react negatively to our plans to increase facility, class size or tuition;

•                  we may not be able to develop and upgrade our curricula and product lines that are appealing to our students;

•                  we may not be able to continue to enhance our online offerings of courses and educational merchandise; and

•                  we may not be able to adequately upgrade or strengthen our operational, administrative and technological systems and our financial and management controls to support our future expansion.

If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and current business and our prospects may be materially and adversely affected as a result.

If our new brands and service offerings thereunder, including our Hong Shan Enable Alliance initiative started in July 2016, are not well received by the market, our overall financial performance and condition may be adversely affected.

We constantly seek to expand our business lines and extend our business coverage in addressable markets that we identified. For example, in addition to our core “RYB” brand kindergartens and play-and-learn centers and leveraging our expertise in early childhood education, we launched our Hong Shan Enable Alliance in July 2016 to systematically expand our specially developed courses to kindergartens outside of our network. As of December 31, 2017, we had 65 alliance participants. Our efforts in exploring these new business opportunities and developing new brands may divert management attention and resources from our existing business. Moreover, if these new brands and the service offerings thereunder are not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses we incurred for them, and our overall financial performance and condition may be adversely affected.

Noncompliance on the part of business counterparties, including participants in our Hong Shan Enable Alliance, could disrupt our business and adversely affect our results of operation.

Our business counterparties, such as the alliance participants in our Hong Shan Enable Alliance and our vendors, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our business activities and reputation and, in turn, our results of operations. In respect of any noncompliance or defective performance of our participants in the Hong Shan Enable Alliance, we are subject to similar categories of risks that are associated with our franchise model. See also “Item 4. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks associated with our franchise business model.” In addition, we cannot be certain whether any of these counterparties has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. We require the business counterparties to confirm that they are in compliance with regulatory requirements to conduct the business, but we cannot assure you that these counterparties strictly comply with all applicable regulatory requirements in respect of permits and approvals, and any noncompliance on the part of these counterparties may cause potential liabilities to us and in turn disrupt our operations.

Success of our kindergartens and play-and-learn centers may be affected by our continued cooperation with overseas third-party educational content providers.

We offer the Scholastic English course and The Music Class (TMC) courses, which are both licensed from overseas third-party educational content providers, at our kindergartens and play-and-learn centers. We also team up with Erikson Institution to provide domestic and overseas training programs to our teachers and principals.

Our license agreements with TMC will expire in 2025, and our cooperation with Scholastic and Erikson Institution will end in 2018 and 2020, respectively. In the event any of the license agreements are terminated or failed to be renewed upon expiration, we may not be able to find suitable educational content providers to continue to offer international courses appealing to our students. We may also encounter disputes with those partners from time to time. Should this occur, students attracted to our teaching facilities because of these courses may cease to enroll, and our business, results of operations, prospects and reputation may be materially and adversely affected.

Unauthorized disclosure or manipulation of sensitive personal data of our students and their parents, whether through breach of our network security or otherwise, could expose us to litigation or could adversely affect our reputation.

Maintaining our network security and internal controls over access rights is of critical importance because sensitive and confidential personal information, such as names, addresses and phone numbers of our students and their parents, is primarily stored in our computer database. If our security measures are breached as a result of actions by third parties, employee error, malfeasance or otherwise, third parties may receive or be able to access student records, which could subject us to liabilities, interrupt our business and adversely impact our reputation. Additionally, we run the risk that our employees or third parties could misappropriate or illegally disclose confidential educational information in our possession. As a result, we may be required to expend significant resources to provide additional protection from the threat of these security breaches or to alleviate problems caused by these breaches.

We generate a significant portion of our revenues from Beijing. Any event negatively affecting our industry in Beijing could have a material adverse effect on our overall business and results of operations.

We derived a large portion of our total net revenues for the fiscal year ended December 31, 2017 from our operations in Beijing, and we expect our operations there to continue to contribute an important portion of our revenues. If there occurs an event in Beijing that negatively affects private education or if Beijing adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

Our teaching facilities have capacity constraints; if our expansion cannot keep up with the increased market demands, we might not be able to grow student enrollment efficiently or we might lose potential students to our competitors.

The facilities of our kindergartens and play-and-learn centers are limited in size and number of classrooms. We may not be able to admit all students who would like to enroll in our teaching facilities due to the capacity constraints of our teaching facilities. This would deprive us of the opportunity to serve them and to potentially develop a long-term relationship with them for continued services. If we fail to expand our network of teaching facilities as quickly as the demand for our services grows, we could lose potential students to our competitors, and our results of operations and business prospects could suffer.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names, Internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our intellectual property rights may damage our reputation and brands. Our RYB brand and logo is a registered trademark in China. Our proprietary curricula and course materials are protected by copyrights. However, preventing infringement on or misuse of intellectual property rights could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our intellectual property rights may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. There have been several incidents in the past where third parties used our brand RYB without our authorization, and on certain occasions we have resorted to litigation to protect our intellectual property rights. In addition, we are still in the process of applying for the registration in China of the trademarks for our Hong Shan Enable Alliance brand in various categories. We cannot assure you that the relevant governmental authorities will grant us the approval to register such trademarks. As a result, we may be unable to prevent third parties from utilizing this brand name, which may have an adverse impact on our brand image. If we are unable to adequately protect our intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may have to enter into costly litigation to protect our proprietary rights against any infringement or violation.

We may encounter disputes from time to time relating to our use of intellectual properties of third parties.

We cannot assure you that our courses and marketing materials, products, platform or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. We have adopted policies and procedures to prohibit our employees and contractors from infringing upon third-party copyright or intellectual property rights. However, we cannot ensure that our teachers or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes or via any medium through which we provide our services. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes. We have been involved in claims against us alleging our infringement of third-party intellectual property rights and we may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources.

We are exposed to potential liabilities arising from the products we sell.

We sell educational products through our facility network and the Zhu Dou Parenting platform, and we operate the Qingtian Youpin e-commerce platform where we sell high-quality maternal and children products from overseas. Contractual disputes over warranties can arise in the ordinary course of business. In extreme situations, we may be exposed to potential injury liabilities as a result of misuse or quality defects of the products we sell.

There can be no assurance that we will not experience material product liability losses in the future, or that we will be able to defend such claims at a contained level of cost. We currently do not have product liability insurance and we cannot assure you that we would be able to obtain insurance coverage with sufficient coverage at an acceptable cost in the future. A successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our business.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We have limited liability insurance coverage for our students and their parents in our teaching facilities. A successful liability claim against us due to injuries suffered by our students or other people on our premises could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause adverse publicity to us and require substantial cost to defend and divert the time and attention of our management. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Injuries, accidents, food quality incidents or other harm suffered by students or employees of the kindergartens or play-and-learn centers that we and our franchisees operate may subject us to liabilities and damage our reputation.” In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter, and in turn result in volatility in and adversely affect the price of our ADSs.

Our business is subject to seasonal fluctuations. We recognize revenues from the delivery of our education services, though we receive tuition fees up-front for students attending our kindergartens or purchasing pre-paid course cards at play-and-learn centers. However, tuition fee revenue is generally low in the first quarter and third quarter as many children do not come, or come less frequently, to our kindergartens and play-and-learn centers during winter holidays and summer vacations. This fluctuation is partially offset by higher franchisee fee revenue in the third quarter, as many franchise kindergartens and play-and-learn centers choose to commence their operations in September, and we only recognize the initial franchise fees when franchise facilities start operation. We expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations could result in volatility in and adversely affect the price of our ADSs.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, investor confidence and the market price of our ADSs may be adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In preparing our consolidated financial statements for the three years in the period ended December 31, 2016 included in our  registration statement on Form F-1 filed in connection with our initial public offering, we identified two “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. The material weaknesses identified relate to (i) our lack of accounting personnel with appropriate knowledge of U.S. GAAP and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We have implemented and are continuing to implement a number of measures to address the material weaknesses identified. As of December 31, 2017, we determined that the above material weaknesses had been remediated. In preparing our consolidated financial statements for the year ended December 31, 2017 included in this annual report, we identified certain control deficiencies in our internal control over financial reporting. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.”

We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions. Furthermore, internal controls over financial reporting may not prevent or detect misstatements due to their inherent limitations, including the possibility of human errors, the circumvention or overriding of controls and procedures, or fraud. Therefore, even effective internal control over financial reporting can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the education industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Foreign Investment Industries Guidance Catalog (Amended in 2017), or the Guidance Catalog, foreign investments in preschool education is restricted to cooperation with PRC domestic parties who are required to play a dominant role in the cooperation. In addition, the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education issued by the MOE on June 18, 2012 also stipulates that the foreign portion of the total investment in a Sino-foreign joint venture kindergarten is restricted to less than 50%. In terms of the identity of the foreign investors, according to the Regulation on Operating Sino-foreign Schools of the PRC, or the Sino-foreign Schools Regulation, which was promulgated by the State Council on March 1, 2003, became effective on September 1, 2003 and amended on July 18, 2013, foreign investors in kindergartens must be foreign education institutions with relevant qualifications and experience. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment” in this annual report for further details.

We are a Cayman Islands exempted company and our PRC subsidiary is currently considered a foreign-invested enterprise. Accordingly, our PRC subsidiary is not eligible to control the operation of kindergarten business. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Beijing RYB, our consolidated variable interest entity, or VIE, and its subsidiaries. RYB Technology, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with our VIE and its shareholders, which enable us to (1) exercise effective control over our VIE, (2) receive substantially all of the economic benefits of our VIE, and (3) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate its financial results as our VIE under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in kindergarten education, or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations or failures, including, without limitation:

•                  revoking the business licenses and/or operating licenses of such entities;

•                  discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and our VIE;

•                  imposing fines, confiscating the income from our PRC subsidiary or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

•                  restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our VIE, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Our business may be significantly affected by the Draft Foreign Investment Law, if implemented as proposed.

On January 19, 2015, the PRC Ministry of Commerce, or MOFCOM, published the Draft Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main Table of Contents content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises. The Draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment” for further details. MOFCOM solicited comments on the Draft Foreign Investment Law in 2015, but no new draft has been published since then. There is substantial uncertainty with respect to its final content, interpretation, adoption timeline and effective date. It is anticipated, however, that the draft Foreign Investment Law will reflect regulations on variable interest entities. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled.” “Chinese investors” are individuals who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.

It is unclear whether our current corporate structure will be considered “Chinese” under the scheme of the Draft Foreign Investment Law, though the fact that two Chinese nationals, Mr. Chimin Cao and Ms. Yanlai Shi, jointly own a majority of our outstanding shares increases the likelihood that we will be treated as a Chinese controlled company. In the event that our contractual arrangements under which we operate our education business are not treated as a domestic investment and/or our operation of kindergartens are classified as a “prohibited business” in the Prohibited List under the Draft Foreign Investment Law when officially enacted, such contractual arrangements may be deemed as invalid and illegal and we may be required to unwind the contractual arrangements and/or dispose of such business. As all kindergartens we operate and franchise are in the PRC, in such event the financial results of our VIE and its subsidiaries would no longer be consolidated into our financial results.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations—including the operation of kindergartens as well as franchise of kindergartens and play-and-learn centers—which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to operate kindergarten education services in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE and the VIE’s subsidiaries or kindergartens sponsored by our VIE constituted almost all our net revenues in 2015, 2016 and 2017.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIE and third parties were to impair our control over our VIE, our ability to consolidate the financial results of our VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our VIE that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIE, our VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business. If our VIE goes bankrupt and all or part of its assets become subject to liens or the rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our VIE and its subsidiaries may be subject to limitations on their ability to operate kindergartens or make payments to related parties.

The principal regulations governing private education in China are the Law for Promoting Private Education and its implementation rules. Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. A private school that does not require reasonable returns cannot distribute dividends to its school sponsors. We, as sponsors of our kindergartens, may elect to receive reasonable returns for our directly operated kindergartens. If sponsor elects to require reasonable returns, a private school must publicly disclose such election and any additional information required under the PRC regulations. A number of factors must be taken into consideration, including the level of a school’s tuition, the ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the school sponsors as reasonable returns. However, the current PRC laws and regulations do not provide a formula or guidelines for determining what constitutes a “reasonable return.” PRC laws and regulations require the sponsor of a private school to make an annual appropriation of 25% of its after-tax income to its development fund prior to payments of reasonable returns. Such appropriations are required to be used for the construction or maintenance of the school or for the procurement or upgrading of educational equipment. Furthermore, the current PRC laws and regulations do not impose different criteria on a private school’s ability to operate its education business based on whether the school sponsor requires reasonable returns.

This regulatory landscape, however, may change significantly. According to the Decision, private schools can be established as not-for-profit or for-profit entities. The Decision no longer makes a distinction between schools of which the school sponsors require reasonable returns and schools of which the school sponsors do not require reasonable returns. School sponsors of for-profit schools may obtain operating profits, while schools sponsors of not-for-profit schools cannot obtain operating profits.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends on our ability to receive dividends and other distributions from our PRC subsidiary. The amount of dividends and other distributions our PRC subsidiary is able to pay to us depends on the amount of service fees paid by our VIE and its subsidiaries pursuant to the contractual arrangements. Commerce & Finance Law Offices, our PRC legal counsel, advises us that the Decision has no material impact on the contractual arrangements and that the contractual arrangements remains legal and effective (including the payment of fees pursuant thereunder) because (i) the Sino-foreign Schools Regulation and the Guidance Catalog still prohibit foreign ownership of pre-education schools in the PRC and restrict the operation of kindergartens to Sino-foreign cooperation; and (ii) the Decision does not prohibit the contractual arrangements in relation to schools operating in the PRC, and does not prohibit the payment of service fees by private schools operating in the PRC to their service providers, including the payment of fees pursuant to the contractual arrangements. However, if the relevant PRC government authorities take a different view than that of our PRC legal counsel, such authorities may seek to confiscate any or all of the service fees that have been paid by our VIE or its subsidiaries, including retrospectively, if, among other things, such service fees are viewed as being “reasonable returns” or “profits” taken by the school sponsors of these schools in violation of PRC laws and regulations. The relevant PRC authorities may also seek to halt children enrollments at our kindergartens or, in a worse situation, revoke the operation permits of these kindergartens. As a result, our business and financial performance may be materially and adversely affected.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiary, our VIE and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary as a foreign invested enterprise, or FIE, is also required to further set aside a portion of its after tax profit to fund an employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs, in China, capital contributions to our PRC subsidiary are subject to the approval of or filing with the MOFCOM or its local branches and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Any medium-or long- term loan to be provided by us to our VIE must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds of our initial public offering to fund the establishment of new entities in China by our VIE or its subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new consolidated variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. In light of the flood of capital outflows of China, the PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by the SAFE or other government authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be examined by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with local branches of SAFE. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of the SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of the SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans of an overseas listed company may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company became an overseas listed company upon the completion of our initial public offering. Failure to complete the SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe RYB Education, Inc. is not a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax in the PRC—Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that RYB Education, Inc. is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of RYB Education, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that RYB Education, Inc. is treated as a PRC resident enterprise.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Public Notice 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Public Notice 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies, and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our American Depositary Shares

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ASDs became listed on the New York Stock Exchange on September 27, 2017, the trading price of our ADSs has ranged from US$15.50 to US$31.80 per ADS in 2017. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings and cash flow;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new offerings, solutions and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us, our services or our industry;

•                  announcements of new regulations, rules or policies relevant for our business;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We currently have two share incentive plans for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. They are the 2009 Share Incentive Plan and 2017 Share Incentive Plan, which we refer to as the 2009 Plan and the 2017 Plan in this annual report, respectively. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. Ascendent Rainbow (Cayman) Limited holds 8,544,743 ordinary shares, representing approximately 29.2% of total outstanding ordinary shares. Pursuant to a Registration Rights Agreement we entered into with Ascendent Rainbow (Cayman) Limited in September 2017, we agreed to provide Ascendent Rainbow (Cayman) Limited with certain registration rights in respect of our ordinary shares held by them, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market, the prevailing market price for our ADSs could be adversely affected. Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Our ADSs represent Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer, sale, assignment or disposition of Class B ordinary shares by a shareholder thereof to any person or entity which is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the registered shareholder of such share, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

As of March 31, 2018, Mr. Cao, Ms. Shi and Ascendent Rainbow (Cayman) Limited collectively beneficially own an aggregate of approximately 60.2% of our total issued and outstanding ordinary shares and 87.0% of the voting power of our outstanding shares. Therefore, Mr. Cao, Ms. Shi and Ascendent Rainbow (Cayman) Limited have considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay dividends out of either profit or share premium account, provided that in no circumstances may dividends be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. For example, these provisions include a dual-class share structure that gives greater voting power to the Class B ordinary shares beneficially owned by our founders and Ascendent Rainbow (Cayman) Limited. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights, and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs or withdraw the Class A ordinary shares underlying your ADSs to allow you to vote at such meeting. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. The deposit agreement provides that if the depositary does not timely receive voting instructions from the ADS holders and if voting is by poll, then such holder shall be deemed, and the depositary shall deem such ADSs holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the Class A ordinary shares underlying the relevant ADSs, with certain limited exceptions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our income and assets and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We opened our first play-and-learn center in 1998 in Beijing. Later in July 2001, we incorporated Beijing RYB Children Potential Education Entertainment Co., Ltd. to expand the operation of play-and-learn centers and kindergartens. In May 2006, we changed the name of Beijing RYB Children Potential Education Entertainment Co., Ltd. to Beijing RYB Children Education Technology Development Co., Ltd., which we refer to as Beijing RYB or our VIE in this annual report.

In January 2007, we incorporated Top Margin Limited, an exempted company under the laws of the Cayman Islands, as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, our company issued ordinary shares to the holding vehicles of the then shareholders of Beijing RYB, in proportion to these shareholders’ then respective equity interest percentages in Beijing RYB. Later in 2007, we also established a wholly owned subsidiary, Beijing RYB Technology Development Co., Ltd., which we refer to as RYB Technology in this annual report, through which we obtained control over Beijing RYB based on a series of contractual arrangements. These contractual arrangements include the business operation agreement, the exclusive consultation and service agreement, the equity disposal agreement, the equity pledge agreement, the power of attorney and the spousal consent.

As a result of these contractual arrangements, we have effective control over, and are the primary beneficiary of,  Beijing RYB. We therefore treat Beijing RYB and its subsidiaries as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, those contractual arrangements may not be as effective in providing operational control as direct ownership.

In June 2017, we changed the corporate name of our company from Top Margin Limited to RYB Education, Inc. RYB Education, Inc. is a holding company. We conduct substantially all of our business in China through our VIE, its subsidiaries and sponsored kindergartens.

On September 26, 2017, our ADSs commenced trading on the New York Stock Exchange under the symbol “RYB.” We raised from our initial public offering approximately US$90.1 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at 4/F, No. 29 Building, Fangguyan Section 1, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China. Our telephone number at this address is +86 10-8767 5611. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.                                    Business Overview

We provide kindergarten services and play-and-learn center services, as well as at-home education products and services through our VIE, its subsidiaries and sponsored kindergartens. Outside of our network, we license our separately developed courses, sell educational products and also provide kindergarten operation solutions through our Hong Shan Enable Alliance.

Our Early Childhood Education Network and Alliance

We directly operate and franchise kindergartens and play-and-learn centers across the country. In addition, we also launched the Hong Shan Enable Alliance to license separately developed kindergarten courses, and offer operational solutions through alliance participants, to kindergartens outside of our network.

Kindergartens

Our kindergartens serve 2-6-year-old children. Each kindergarten normally houses classrooms, playgrounds and multi-function rooms that can serve as music classrooms, conference rooms and indoor activity areas. A typical kindergarten in our network occupies approximately 2,500 square meters of land with approximately 3,000 square meters of indoor floor area.

When we launch a new directly operated kindergarten, the preparation period between handover of the leased property from the landlord to us and the facility opening typically lasts six to ten months. In a typical case, it takes a kindergarten another three to four years of operation to ramp up student enrollment to near its capacity. For such reason we refer to a kindergarten with over four years of operating history as a mature kindergarten.

The diagram below illustrates the typical steps in the establishment of a new kindergarten.

As of December 31, 2017, we had 85 directly operated and 210 franchise kindergartens in operation in 30 provinces and municipalities in China. Total student enrollment and total teaching staff at our directly operated kindergartens was 21,684 and 2,925 as of December 31, 2017, respectively.

The locations of our kindergartens are carefully planned based on a number of specific factors, including the estimated population of 2-6-year-old children and the number of competitors, as well as the spending power of families in the neighborhood. We follow the guidelines of local education authorities in determining the size of each class and adjust each kindergarten’s number of classes according to the demand in the relevant local market.

Most of our kindergartens are operated under the “RYB (  )” brand. All of them teach our core curricula, with some variations in feature course offerings tailored to local needs, and most of them also teach Scholastic Early-age English. The tuition fees of our kindergartens vary across our network, mostly in accordance with the spending power of local communities.

In addition, to serve the growing demand for bilingual, premium early childhood education in China, some of our kindergartens also provide Chinese-English bilingual curricula.

Play-and-learn centers

Our play-and-learn centers offer flexible and engaging classes, designed for joint participation by 0-6-year-old children and their family members, to promote the children’s development and prepare them for their entry into kindergartens or primary schools.

Our typical play-and-learn centers occupy 500 to 800 square meters of indoor floor area, with classrooms and caregiver waiting zones.

We operate a small number of facilities directly as flagship models and have expanded our network primarily with franchise play-and-learn centers. As of December 31, 2017, there were a total of 953 play-and-learn centers in operation in our network.

We consider similar factors when selecting sites for play-and-learn centers as for our kindergartens. With more flexibility in class schedule and course fee arrangement, play-and-learn centers generally can cover a wider geographic area and attract families at different income levels, as compared to kindergartens.

Network control

We apply stringent standards in franchisee selection. The diagram below illustrates the key steps of our franchisee selection process.

We expect all of our franchisees to be committed to early childhood education and share our vision, and we employ stringent selection standards in evaluating franchisee candidates. For kindergarten franchisees, we prefer candidates with substantial experience in preschool education. For play-and-learn center franchisees, we favor candidates who are equipped with experience in business operations and sales. Upon joining our network, a franchisee receives our standardized operation manual with detailed requirements that the franchisee must follow. Our franchisees are required to establish and implement proper human resources management, financial reporting and other policies and procedures. We require our franchisees and their facility principals to undergo training regularly.

We strive to maintain high service quality consistently at our franchise teaching facilities. The layout and interior design of each facility is determined by our headquarters in order to ensure a safe teaching and playing environment.

We also share our standards and recommendations with respect to teachers and staff recruiting with our franchisees to help them identify suitable candidates. We require all recruited teachers to go through our orientation, training and certification process before they can be certified and qualified to teach in our network.

We require every class to be taught in accordance with our curricula and teaching guidance. Our centralized whiteboard system stores and displays recorded teaching videos from our model teachers for others to follow. Our franchise supervisors visit and follow up with our franchisees regularly in order to ensure that our requirements are complied with and to offer support in improving teaching quality when needed.

We also actively seek feedback directly from parents, through both online and offline channels. We have developed a mobile app for our directly operated kindergartens that allows parents to send their feedback to teachers and facility principals conveniently on their mobile devices. In addition, we operate a national customer service hotline at our headquarters so that parents can reach out to us directly.

Our efforts to ensure high-quality and consistent service delivery across our network extend to the suppliers of teaching tools, educational toys and other products. We require our franchisees to purchase certain goods, including teaching aids, student uniforms, school bags and other educational merchandise, exclusively from us or from vendors approved by us.

Hong Shan Enable Alliance

To leverage our expertise in early childhood education, we launched our Hong Shan Enable Alliance in July 2016. Under this new business model, we license separately developed kindergarten courses, sell educational products and offer operational solutions through alliance participants to kindergartens outside of our network. We mainly authorize each of our alliance participants to use and/or distribute our courses and/or products to kindergartens within a designated geographic area.

We expect to reach a vast population of 0-6-year-old children across China with this capital efficient and scalable model. As of December 31, 2017, 122 kindergartens had purchased Hong Shan Enable Alliance courses to replace or supplement their own course materials.

Our Products and Services

We offer a full spectrum of early childhood education services and products at our directly operated teaching facilities, and provide course content, training, support and guidance and other services to our franchisees and licensees. Additionally, we also develop and sell early childhood education products and other products and services in adjacent markets.

Services at our directly operated kindergartens and play-and-learn centers

We offer high-quality preschool education to 2-6-year-old children at our directly operated kindergartens, including our mandatory core curricula and feature courses. Tuition fees at our directly operated kindergartens are charged by month of enrollment. Other than certain inclusive kindergartens where tuitions are specifically capped by local regulators to provide affordable education, tuition fee levels at our directly operated kindergartens range from RMB870 to RMB5,000 per month for most classes and RMB5,000 to RMB14,000 per month for classes with premium content.

We also hire bilingual teachers and, in some premium classes, foreign teachers, to teach classes in English at some of our kindergartens to cater to the growing demand in China to develop children’s foreign language skills at early ages.

In play-and-learn centers, our curriculum aims to encourage interactions between 0-6-year-old children and their family members, promote physical, intellectual and emotional development of the children, and prepare these children for their entry into kindergartens or primary schools. Courses offered at play-and-learn centers include play and explore, talent talk shows, The Music Class, intelligence cultivation, as well as transition to kindergartens and primary schools. Play-and-learn centers charge students by sessions attended. Parents purchase prepaid cards for classes, with credit typically ranging from 48 sessions to 120 sessions in most play-and-learn centers. Each session typically lasts forty to fifty minutes. Those pre-paid session cards normally have set expiration dates. For example, a 96-session prepaid card generally has a term of two years, and any unused sessions will expire at the end of the one-year term. The per-session price varies across the country for prepaid cards with different number of sessions, ranging from approximately RMB100 to approximately RMB420.

We allow refunds of tuition fees in certain circumstances. Where there are specific requirements by local education bureaus, we follow their guidance. For kindergartens for which no local requirement exists, if a child does not attend classes for a whole calendar month, we allow a refund of 50% of the tuition fee for that month; and if a child only attends classes for five days or less in a month, we allow a refund of 25% of the tuition fee for that month. For play-and-learn centers, we allow full refund within seven days of purchase of the course cards. After that seven-day period, we allow a refund for unused sessions (after deducting certain processing fees) if customers have only used less than half of the total sessions that they purchased; we do not offer any refund if 50% or more of the total sessions purchased have been used.

As with other education service providers, our tuition fee revenues are affected by seasonality. Due to the winter holidays and the summer vacation, we typically generate lower revenue from tuition fees in the first and third calendar quarters.

Products and services provided to our kindergarten and play-and-learn center franchisees

We provide course content, training, support and guidance, and other services to our franchisees. After franchisees are qualified to join our network, we work with them in selecting suitable premises for their kindergartens or play-and-learn centers. We then provide an interior design plan for each new facility to ensure the safety of children and maintain consistency in facility design. Although franchisees make their own hiring decisions, we share with them our recruiting standards and recommendations. Every teacher at our franchise teaching facilities is required to go through a training of at least three weeks at our headquarters and pass our rigorous qualification exam before being certified to teach in our network.

Teachers at our franchise teaching facilities have access to our digital white board course management system to receive course content from us (or, in certain cases, detailed, paper-based teaching plans) with practical and useful classroom teaching guidance and suggestions.

In addition, our franchise supervisors, who are usually experienced teachers or teaching facility principals, visit and follow up closely with our franchisees to monitor teaching facilities’ service quality and offer professional advice on various topics ranging from marketing solutions, recruiting initiatives and interactions with parents to teaching facility upgrade plans.

Our typical franchise agreements have terms of five years for kindergartens and three years for play-and-learn centers, and are renewable with our consent and payment of a renewal fee. These franchise agreements set out in detail what services we provide and the fee level for such services. At the start of each franchise relationship, we charge the franchisee a one-time initial franchise fee, a first-year annual franchise fee and an initial merchandise fee. During the term of the franchise, we charge each franchisee recurring annual franchise fees for the use of our brand and core course materials and one advice session per year and other fees for routine services, such as training for teachers and facility principals as well as miscellaneous fees for other products and services. These fees vary from facility to facility due to differences in local spending powers. The table below sets out the fees we charge for a typical franchise teaching facility:

Type of fee	Timing/frequency

Initial franchise fee	Start of franchise

Annual franchise fee	Annually

Franchise renewal fee	Renewal of franchise (every five years for kindergartens and every three years for play-and-learn centers)

Training service fees	On an as-needed basis when new courses or course updates are released

Additional supervision and support service fee	On an as-needed basis

Feature course fee	On an as-needed basis

Initial merchandise fee	Start of franchise

Recurring merchandise fee	On an as-needed basis

Facility design fee	Start of franchise or renovation of facility

As of December 31, 2017, we had a total of 1,156 franchise facilities. We believe our franchise business model not only helps franchisees achieve personal success, but also increasingly adds value to our own business and reputation.

As a result of our comprehensive support of their operations, we maintain a high franchisee retention rate. Among the 151 franchise play-and-learn centers whose franchise agreements expired in 2017, 142 of them elected to renew their agreement with us.

Products and services offered through the Hong Shan Enable Alliance

Under the Hong Shan Enable Alliance, we license separately designed Hong Shan Enable Alliance course materials, sell other products, and provide operational solutions to kindergartens outside of our network.

We typically promote these products and services through our Hong Shan Enable Alliance participants, and less often license courses and operational solutions directly to kindergartens out of our network. We authorize our Hong Shan Enable Alliance participants to use and/or distribute our courses to kindergartens within a designated geographic area. When an alliance participant joins the Hong Shan Enable Alliance, we charge that participant a one-time fee for the initial term of five years, based on the volume of course materials estimated to be licensed within such a designated geographic area and the participant’s initial training and orientations.

Product and service extensions

To supplement our classroom teaching and reach a wider customer base beyond our networks, we launched Zhu Dou Parenting products in September 2011. It includes a Zhu Dou mobile app, where parents can access educational animations, cartoons and lectures for free or for a small fee, as well as a variety of at-home education products that can be separately sold to parents.

We also distribute educational merchandise such as teaching aids, educational toys, at-home educational products and school uniforms through our franchisees and Hong Shan Enable Alliance participants. We maintain high standards when we procure educational merchandise from vendors to ensure that the products are well designed, meet relevant industrial standards and appeal to the target age group. In addition to leveraging our internal product design capabilities, we work with educational merchandise designers and/or vendors to design or refine the products that best fit our requirements.

We have established Qingtian Youpin, an e-commerce platform for high-quality maternity and children’s products from overseas. These products are not only available online, but are also sold in our numerous teaching facilities across the country.

Our Curriculum and R&D Capability

Our curriculum

Our kindergarten curriculum consists of our self-developed Multi-Dimension Education Courses, which cover the six principal fields of early childhood education, preparation for entry into kindergartens and primary schools, Scholastic Early-age English, and certain feature courses.

•                              Multi-Dimension Education Courses.  Following the PRC Kindergarten Education Guidance Outline and referencing North American and European education methods, these courses cover six principal fields in early childhood education: language and communication skills, mathematics, cognitive capabilities, personality and emotional intelligence, physical fitness, and art and creativity. In addition to the courses in the six core fields, we also provide courses on moral behavior and habits, as we cherish healthy personalities as much as intelligence and physical well-being of our students.

All these courses are designed in an age appropriate fashion. For example, we integrate our educational goals into games for children aged 3-4, while for students above 5 years old, we add in more content in the format of reading or social interactions.

•                              Feature Courses.  We also offer feature courses with particular training goals to help children further develop in specific areas, such as public speaking, arts and creativity. Specifically, our feature courses include little engineer, little speaker and little artist.

•                              Little Engineer. This engineering simulation course helps develop children’s creativity, problem solving ability, perceptual reasoning and teamwork spirits through toy brick building.

•                              Little Speaker. This program provides children with public speaking opportunities. It emboldens children to speak in public, trains their gestures and postures, encourages them to express their opinions and arouses their social awareness.

•                              Little Artist. This course aims to cultivate the appreciation of arts and creativity of the children through arts and crafts classes.

•                              Scholastic Early-age English Courses.  The Scholastic Inc.’s English courses are designed to help children build their language literacy at an early age.

•                              Transition to Kindergartens and Primary Schools.  At the beginning of a child’s enrollment at our kindergartens, we offer he or she transition classes to ease him or her into the new environment and class activities. Before students leave our kindergartens for primary schools, they can take our transitional math and language classes to help them better integrate into formal education.

We primarily offer the following courses at our play-and-learn centers:

•                              i Play.  This course aims to develop the basic sensory experience of the world for toddlers between six months and 2 years old. It allows children to discover joy, confidence and focus through self-exploration, aiming to cultivate children into curious self-starters.

•                              Talent talk show.  This comprehensive course is designed to develop a child’s language skills in reading, expression and performance. The course has different levels as a child grows.

•                              i Music.  i Music courses are either developed in cooperation with The Music Class or internally. iMusic aims to develop kids’ potential in music by providing music courses including ballet for children, western music, Chinese music and musical performance. The music and activities provide a fun way for parents and children to enjoy songs together.

•                              i Intelligence.  The i Intelligence course aims to develop children intellectually through question-driven fairy tale scenarios, multi-media interactive education and supporting teaching instruments.

•                              i Kindergarten.  This module is specially designed for children between 1.5 years and 3 years of age. This course simulates the kindergarten environment to prepare both parents and children for their “separation,” as children enter into kindergartens for full-day education.

•                              i School.  This course is designed for children close to 6 years of age. It provides preparatory primary school courses with a shorter and more flexible schedule to prepare children mentally and intellectually for primary school education.

•                              Wise Parents.  Courses at our play-and-learn centers are designed with not only children in mind, but also their parents, who are their most important teachers. This Wise Parents course teaches parents how to be good teachers themselves, with scenario-based guidance.

•                              Coodoo.  This course consists of multi-dimensional sports activities for the improvement of children’s hand-eye coordination.

The course packages for the Hong Shan Enable Alliance are specially tailored to be unique while being inclusive and affordable. While these for-license courses are built upon the core methodologies used in the course materials taught at RYB-branded kindergartens, they are designed to be easy to use at a lower cost. The course package that we currently license includes course materials for arts, mathematics and Chinese language, and we are in the process of adding physical fitness course materials to the package.

Curricula Development

Our curricula are constantly evolving in response to the needs of children and their parents. We identify needs for new courses or course updates through various channels, including initiatives from our in-house education experts and feedback from our customers. The entire development process includes feasibility review, design, quality review, trial release and internal feedback, fine-tuning and official release. Upgrades to existing courses appear instantly on our white board system upon their release. We require our teachers to incorporate course upgrades to their teaching promptly. In the event of any major upgrade or release of new courses, we will hold mandatory training sessions for teachers in our network.

We have a strong early childhood educational content development team, with solid credentials and rich experience fueled by a spirit of innovation. Our research and development department is headed by renowned figures in the education industry and benefits from insights offered by a highly engaged advisory board of industry leaders, including Mr. Xiping Tao, a former general advisor of the Supervisory Board for China National Education and the honorary Chairman of the Asia-Pacific Regional Association of the United Nations Educational, Scientific and Cultural Organization. Our development department hosts separate teams that are devoted to each of our product and service lines, including play-and-learn centers, kindergartens, the Hong Shan Enable Alliance and Zhu Dou Parenting products. These teams specialize in their respective areas to develop tailored contents while collaborating with each other at the same time to ensure an integrated overall curricular system.

As of December 31, 2017, our dedicated content development team consisted of 33 members. Over 91% of them held bachelor’s degrees or above, approximately 67% of them graduated with education-related majors, and they have an average of over 10 years’ experience in early childhood education. Many of our teaching staff and facility principals also actively participate in our daily content development activities.

Our development team also designs and develops, educational tools and toys, as well as books for the mass market.

Our partnerships and collaborations with globally renowned education institutions greatly supplement and enhance the comprehensiveness and diversity of our curricula. We introduced the Scholastic Early-age English course and The Music Class into our curricula in 2008 and 2016, respectively.

Our Teaching Staff, Principals and Other Employees

We employ a large body of principals and teaching staff and also maintain a team of sales representatives and other supporting staff, including doctors, kitchen crew and security guards, in our directly operated kindergartens and play-and-learn centers.

As of December 31, 2017, we employed a total of 3,038 teaching staff in our directly operated kindergartens and play-and-learn centers, almost all of whom had received professional training from colleges or other institutions in the areas of pedagogy, arts and language before joining us. Before joining us, a number of our teachers have gone through RYB co-sponsored programs with selected teachers’ colleges where they studied. Through these co-sponsored programs, we provide these candidates with an early exposure to our culture and teaching philosophy.

We have established a system for teachers to advance and develop within our system. We maintain a standardized internal evaluation process with clearly defined key performance indicators, and our four-tier teacher ranking system promotes and rewards teachers based on their teaching quality and experience. A good portion of our management term is promoted from experienced and outstanding teachers. We require each of our directly operated kindergartens to develop at least one person to become qualified as a facility principal and to train and develop at least two staff as facility directors and two teaching staff as top-level teachers each year.

Our Brand Image, Marketing and Student Recruitment

We position ourselves as a provider of early childhood educational services tailored to the needs of each child at the different stages of her or his growth. We believe parents of prospective students are attracted to our teaching facilities by our excellent brand name and reputation, the quality of our curricula and our long operating history in the private early childhood education sector. Therefore, our student enrollment has grown primarily through word-of-mouth and referrals by parents. Aside from that, we also employ the following marketing methods to attract students:

•                              Social Events and Activities.  We participate in and host community events designed to promote awareness of the virtues of early childhood education. For example, we from time to time host themed open-house events at our facilities to allow children and parents to have direct interactions with our existing students, parents and facility employees. We also write columns for early childhood and parenting magazines and publish frequently in other media. We believe that these events and publications enhance our public image and increase brand awareness.

•                              Distribution of Marketing Materials.  Our sales representatives distribute informational brochures, posters and flyers in the vicinity of our kindergartens or play-and-learn centers.

•                              Cross-Selling.  As we gain footholds in many different markets, we use our presence in one market as an opportunity to advertise our offerings in other markets. With a variety of products and services aimed at children of different age groups, our goal is to create a brand name that permeates every stage of a child’s educational progression.

Information Technology

Our technology platform supports the delivery of high-quality educational content to all teaching facilities in our network, and it also helps to reduce our operating costs and empower future growth. We currently use a combination of commercially available and custom developed software and hardware systems. Our technology platform consists of our facility management system, franchisee management system, digital white board course management system, and other platforms.

We have also developed various mobile applications. They include Zhu Dou Parenting, where users can purchase at-home educational content, books and educational toys; Qingtian Youpin, which is an e-commerce platform for high-quality maternity and children’s products from overseas; and another app for our directly operated kindergartens that keeps parents updated on daily kindergarten news, course progress updates and the performance of their children at our directly operated kindergartens.

One of our ongoing primary objectives is to maintain reliable systems. We have implemented performance monitoring for all key systems to enable us to respond quickly to potential problems. Our websites are hosted at cloud servers maintained by a reputable cloud computing service provider.

Intellectual Property

Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our course offerings and services from infringement, and contribute to our competitive advantages. As of March 31, 2018, our intellectual property rights include the following:

•                              286 trademark registrations for our brand and logo in China, among them RYB Kindergarten (  ) and RYB Play-and-learn Center (  ) have been recognized as “well-known trademarks (  )” by the Trademark Review and Adjudication Board of the State Administration for Industry and Commerce in China;

•                              154 copyrights for content that we developed in-house;

•                              40 domain names; and

•                              11 patents relating to our educational toys granted in China.

Properties and Facilities

As of December 31, 2017, we leased office space and facilities for our directly operated teaching facilities in China with an aggregate gross floor area of approximately 304,433 square meters. Our leases have terms of one to 20 years. The areas of our leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as-is basis. A majority of our directly operated kindergartens are located on leased premises designated for educational use.

Insurance and Safety

We endeavor to provide a safe environment for children at our teaching facilities. We apply stringent safety standards in the design and construction of our teaching facilities. We have established and strictly implemented security and safety protocols. Safety is an important factor in the evaluation scale we apply to the performance of our facility principals and our own management personnel, and we also take into consideration safety maintenance when deciding whether to renew a franchise agreement with a franchisee or to expand our cooperation with it.

Our teachers, however, may not follow our safety manual and standards at all times, and any misbehavior by our teachers may cause harm to children in our teaching facilities. For example, the 2017 Incident caused harm to our students, and the ensuing negative publicity associated with it directly affected our operation results. As a result of the 2017 Incident, some parents lost confidence in our services, and utilization of several of our kindergartens was directly and negatively impacted, and some franchisees requested to terminate their franchise relationships with us. Subsequent to this event, we established a special task force under the leadership of our independent directors to conduct a thorough self-inspection across our teaching facilities. We have taken steps to implement more stringent teacher recruitment requirements, by, among other things, improving teacher training, raising teacher compensation, and more closely monitoring and providing support to our staff. We have also taken measures to improve the security monitoring and management system of our teaching facilities. We have also invited parents to participate in open classes and other efforts aimed at making our facilities safer and more transparent.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased certain liability insurance covering our directly operated kindergartens and play-and-learn centers. We also provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, to our employees.

We do not maintain business interruption insurance nor do we maintain product liability insurance or key-man insurance. Our management evaluates the adequacy of our insurance coverage from time to time, and we purchase additional insurance policies as needed.

Competition

The early childhood education market in China is rapidly evolving, highly fragmented and competitive. We face competition in each type of service and product we offer and in each geographic market where we operate. Our competitors at the national level include VTRON for the kindergarten business and Combaby and Babycare for the play-and-learn center business, among others.

We believe the principal competitive factors in our business include the following:

•                              brand recognition;

•                              type and quality of education services offered;

•                              ability to effectively tailor service offerings to the needs of children and parents;

•                              ability to control the network;

•                              ability to attract and retain high-quality teachers and managerial talent;

•                              customer satisfaction;

•                              locations with better access to a wider student body; and

•                              price-to-value ratio.

We believe that we compete favorably with our competitors on the basis of the above factors.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment in the PRC

Foreign Investment Industries Guidance Catalog (2017)

Pursuant to the Foreign Investment Industries Guidance Catalog, or the “Foreign Investment Catalog,” which was amended and promulgated by the NDRC and the MOFCOM on June 28, 2017, and became effective on July 28, 2017, preschool education, high school education and higher education are restricted industries for foreign investors, foreign investors are only allowed to invest in preschool education, high school education and higher education in cooperative ways, and the domestic party must play a dominant role in the cooperation, which means the principal or other chief executive officer of the schools must be a PRC national, and the representatives of the domestic party must account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution. In addition, according to the Foreign Investment Catalog, foreign investors are prohibited from investing in compulsory education, namely primary school and middle school.

Regulations on Sino-Foreign Investment in Operating Schools

The Regulation on Operating Sino-foreign Schools and its Implementing Rules apply to the activities of educational institutions established in the PRC cooperatively by foreign educational institutions and Chinese educational institutions, the students of which are to be recruited primarily among PRC citizens, and encourage substantial cooperation between overseas educational organizations, with relevant qualifications and experience in providing high-quality education, and PRC educational organizations to jointly operate various types of schools in the PRC, especially in the areas of higher education and occupational education. The overseas educational organization must be a foreign educational institution with relevant qualification and high-quality education ability. It is uncertain what type of information (including duration and type of experience) a foreign investor must provide to the competent PRC government authority to demonstrate that it meets the qualification requirement. PRC-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in the PRC. Any PRC-foreign cooperative school and cooperation program shall be approved by relevant education authorities and obtain an Operation Permit for Sino-foreign Cooperative School, and a Sino-foreign cooperative school established without the above approval or permit may be prohibited by the relevant authorities, ordered to refund the fees collected from its students and subjected to a fine of no more than RMB100,000, while a Sino-foreign cooperation program established without such approval or permit may also be banned and ordered to refund the fees collected from its students.

Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education

On June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a Sino-foreign educational institute must be less than 50 percent.

Draft Foreign Investment Law

On January 19, 2015, MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft Foreign Investment Law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The MOFCOM, together with other relevant authorities, will determine a catalogue for special administrative measures, or “negative list,” which will consist of a list of industrial categories where foreign investments are strictly prohibited, and a list of industrial categories where foreign investments are subject to certain restrictions. Foreign investments in business sectors outside of the “negative list” will only be subject to filing procedures, in contrast to the existing prior approval requirements, whereas foreign investments in the restricted industries must apply for approval from the foreign investment administration authority.

The draft Foreign Investment Law for the first time defines “foreign investor,” “foreign investment,” “Chinese investor” and “actual control.” A foreign investor is not only determined based on the place of its incorporation but also on the conditions of its “actual control.” The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trusts, will be treated as foreign-invested enterprises, or FIEs, whereas an investment in China in the foreign investment-restricted industries by a foreign investor may nonetheless apply for treatment as a PRC domestic investment, when a requesting market entry clearance by the foreign investment administration authority, if the foreign investor is determined by the foreign investment administration authority to be “controlled” by PRC entities and/or citizens. In this connection, “actual control” is broadly defined in the draft Foreign Investment Law to cover the following summarized categories: (i) holding 50 percent or more of the voting rights of the subject entity; (ii) holding less than 50 percent of the voting rights of the subject entity but having the power to secure at least 50 percent of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the draft Foreign Investment Law, VIEs would also be deemed to be FIEs, if they are ultimately “controlled” by foreign investors, and be subject to the restrictions on foreign investments. However, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The draft Foreign Investment Law emphasizes the security review requirements, whereby all foreign investments affecting national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. In addition to the investment implementation report and investment amendment report that are required at each investment and any alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be noncompliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities. It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from this draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be repealed.

At the same time, on March, 2, 2016, NDRC and MOFCOM promulgated the Market Access Negative List (Pilot) and on June, 5, 2017, the State Council issued the Special Management Measures for the Market Entry of Foreign Investment in Pilot Free Trade Zones (Negative List) (2017), both of which are applicable in Tianjin, Shanghai, Fujian and Guangdong, under which the restrictions and/or prohibitions on foreign investment in primary schools, middle schools and, high schools still exist. The Draft Foreign Investment Law also provides that any FIEs operating in industries on the negative list will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIE’s operating in industries on the negative list may not be able to continue to conduct their operations through contractual arrangements.

Regulations Relating to Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the NPC enacted the Education Law of the PRC, which became effective on September 1, 1995, and was amended on December 27, 2015. This law sets forth provisions relating to the fundamental educational systems of the PRC, including a school education system comprising preschool education, primary education, secondary education and higher education; a system of nine-year compulsory education; and a national education examination system. The law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education, and, in principle, that enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of educational institutions in accordance with PRC laws and regulations. The Education Law also stipulates that some basic conditions must be fulfilled for the establishment of a school or any other educational institution; accordingly, the establishment, modification or termination of a school or any other education institution shall, in accordance with the relevant PRC laws and regulations, follow specific examination, verification, approval, registration or filing procedures. On December 27, 2015, the Standing Committee of the PRC National People’s Congress, or the NPC Standing Committee, published the Decision on Amendment of the Education Law, which became effective on June 1, 2016. The Standing Committee of the NPC narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for profit; in the amended Education Law, the provision only applies to schools or other educational institutions founded with governmental funds or donated assets.

The Law for Promoting Private Education and its Implementation Rules

On December 28, 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003, and was amended on June 29, 2013. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, or the PE Implementation Rules, which became effective on April 1, 2004. The Private Education Law and the PE Law Implementation Rules provide rules for social organizations or individuals to establish schools or other educational organizations using nongovernment funds in the PRC; such schools or educational organizations established using nongovernment funds are referred to as “private schools.”

According to the Private Education Law, establishment of private schools for academic education, preschool education, self-taught examination support and other cultural education shall be subject to approval by the authorities in charge of education, while establishment of private schools for vocational qualification training and vocational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs, or MCA, or its local counterparts as a private nonenterprise institution.

Under the Private Education Law and PE Implementation Rules, private education is deemed a public welfare undertaking, and entities and individuals who establish private schools are commonly referred to as “sponsors,” instead of “investors” or “shareholders.” Nonetheless, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. The election to establish a private school requiring reasonable returns shall be made a part of the articles of association of the school, and the percentage of the school’s annual net balance that can be distributed as a reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school’s expenses used for educational activities and improvement of educational conditions to the total fees collected, and (iii) admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board determines the percentage of the school’s annual net balance that can be distributed as reasonable returns, and such information and the decision to distribute reasonable returns shall also be filed with the approval authorities within fifteen days from the decision made by the board. However, no current PRC law or regulation provides a formula or guidelines for determining “reasonable returns.” In addition, no current PRC law or regulation sets forth sponsors’ economic rights in schools that do not distribute reasonable returns, and the requirements or restrictions on a private school’s ability to operate its education business do not differ based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

The Revisions of the Law for Promoting Private Education of the PRC

The Decision Regarding Revisions of the Law for Promoting Private Education of the PRC was reviewed and passed by the NPC Standing Committee and took effect on September 1, 2017. In accordance with this decision, as long as schools do not provide compulsory education, school sponsors of private schools are allowed to register and operate the schools as for-profit private schools or not-for-profit private schools. School sponsors of for-profit private schools are allowed to get income from the operation of the school, and the balance of running such schools is permitted to be handled in accordance with the PRC Company Law and other relevant laws and administrative regulations. School sponsors of not-for-profit private schools are prohibited from getting income from the operation of the schools, and the balance of running such schools may only be used for the operation of other not-for-profit schools. Furthermore, the remaining assets upon liquidation of for-profit private schools are permitted to be handled in accordance with the relevant provisions of the PRC Company Law and that of not-for-profit private schools may only be used for the operation of other not-for-profit schools. For-profit private schools are entitled to make their own decisions about collection of fees in accordance with the market situation, while collection of fees for not-for-profit private schools shall be subject to concrete measures to be promulgated by the provincial, autonomous regional or municipal government. In addition, private schools are entitled to preferential tax policies and land policies in accordance with PRC laws, with the emphasis that not-for-profit private schools shall enjoy preferential tax policies and land policies equivalent to those applicable to public schools.

If the school sponsors of private schools established prior to the promulgation date of this decision choose to register and operate their schools as not-for-profit private schools, they shall cause the school to amend its articles of association in accordance with this decision and continue the school operation pursuant to such revised articles of association. Furthermore, upon the termination of such not-for-profit private schools, the government authority may grant some compensation or reward to the school sponsors who have made capital contributions to such school from the remaining assets of such schools upon their liquidation and may then apply the rest of the assets to the operation of other not-for-profit private schools. If the school sponsors of private schools established prior to the promulgation date of this decision choose to register and operate their schools as for-profit private schools, the schools shall go through some procedures including but not limited to conducting financial settlement, defining the property right, paying relevant taxes and expenses and making renewed registration, the details of which shall be subject to concrete measures to be promulgated by the provincial, autonomous regional or municipal government.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, which require, among other things, access to the operation of private schools and the encouragement of social forces to enter into the education industry. The State Council Opinions also provide that each level of the people’s government shall increase its support to private schools in terms of financial investment, financial support, autonomous policies, preferential tax treatments, land policies, fee policies, autonomous operation and protection of teachers’ and students’ rights. The opinions further require each level of the people’s government to improve its local policies on governmental support to for-profit and not-for-profit private schools by way of, among others, preferential tax treatments.

Implementation Regulations on Classification Registration of Private Schools

According to the Implementation Regulations on Classification Registration of Private Schools, which were issued jointly by the MOE, the Ministry of Human Resources and Social Security, the Ministry of Civil Affairs, the State Commission Office of Public Sectors Reform and the State Administration for Industry and Commerce on December 30, 2016, without stipulating any definite time for its effectiveness, the establishment of private schools is subject to governmental approval. Private schools whose establishment has been approved shall apply for a registration certificate or business license in accordance with the Classification Registration Rules after they have been granted a license for school operation by the competent government authorities.

This regulation is applicable to private schools. Not-for-profit private schools that meet the requirements under the Interim Administrative Regulations on the Registration of Private Nonenterprise Entities and other relevant regulations shall apply to the civil affairs department for registration as private nonenterprise entities. For-profit private schools, on the other hand, shall apply to the industry and commerce department for registration in accordance with the jurisdictional provisions set out by the relevant laws and regulations.

This regulation is also applicable to existing private schools, which are private schools that were established before the promulgation of the Decision Regarding Revisions of the Law for Promoting Private Education of the PRC on November 7, 2016. If an existing private school chooses to register as a not-for-profit private school, it shall amend its articles of association in accordance with the relevant laws, continue its school operation and complete the new registration formalities. If an existing private school chooses to register as a for-profit private school, it shall make a financial settlement; clarify the ownership of the schools’ land, buildings and accumulations with the consent of the relevant departments of the people’s governments at or below the provincial level; pay relevant taxes and fees; obtain new school permits; apply for reregistration; and continue its school operations. The provincial people’s government shall be responsible for formulating the detailed measures on the alteration of the registration of private schools in accordance with national laws and various applicable local circumstances.

According to the Notice of the State Administration for Industry and Commerce and the Ministry of Education on the Registration and Administration of the Name of For-Profit Private Schools, which was issued jointly by the MOE and the State Administration for Industry and Commerce on 31 August 2017 and became effective on 1 September 2017, the private school shall be registered as a limited liability company or a joint stock limited company according to the Company Law of the PRC and the Law for Promoting Private Education and its name shall comply with the relevant laws and regulations on company registration and education.

Interim Measures for the Management of the Collection of Private Education Fees

The Interim Measures for the Management of the Collection of Private Education Fees were promulgated by the NDRC, the MOE and the Ministry of Labor and Social Security (currently known as the Ministry of Human Resources and Social Security) on March 2, 2005. According to these measures and the Implementation Rules for the Law for Promoting Private Education, the types and amounts of fees charged by a private school providing academic qualifications education shall be examined by education authorities or labor and social welfare authorities and approved by the governmental pricing authority. A private school that provides nonacademic qualifications education shall file its pricing information with the governmental pricing authority and publicly disclose such information. If a school raises its tuition levels without obtaining the proper approval or making the requisite filings with the relevant government pricing authorities, the school will be required to return the additional tuition fees obtained through such tuition increase and become liable for compensation of any losses caused to the students in accordance with relevant PRC laws. From January 1, 2016, pursuant to the Notice on the Cancellation of the Fee Charge Permit System and Strengthening the Supervision, which was jointly promulgated by the NDRC and the Ministry of Finance on January 9, 2015, the annual review system for Fee Charge Permit Certificates shall be abolished nationwide from January 1, 2015, and the system of Fee Charge Permit Certificates shall be abolished nationwide from January 1, 2016. Accordingly, our kindergartens are not required to apply for or renew any Fee Charge Permit Certificate after January 1, 2016.

On October 12, 2015, the State Council and the Central Committee of the Communist Party of China jointly issued Certain Opinions of the Central Committee of the Communist Party of China and the State Council on Promoting the Price Mechanism Reform, which allows for-profit private schools to set their tuition fees on their own, while the tuition-collecting policies of not-for-profit private schools shall be determined by the provincial governments in a market-oriented manner, taking into account local circumstances.

Regulations on Safety and Health Protection of Schools

Pursuant to the Food Safety Law of the PRC, which was amended on April 24, 2015 and became effective on October 1, 2015, collective canteens of schools and kindergartens shall obtain licenses in accordance with law and strictly abide by all laws, regulations and food safety standards. Schools and kindergartens should only order meals from off-site providers that have obtained the relevant food production licenses and should conduct regular inspections of the meals provided.

In accordance with the Regulation on Hygiene Administration of School Canteens and Collective Provision of Meals for Students, which was promulgated on September 20, 2002, became effective on November 1, 2002, and amended on December 13, 2010, hygiene administration of school canteens and collective provision of meals for students should (a) primarily follow a policy of precaution, and (b) observe the principles of being supervised and instructed by the hygiene administrative department, managed and inspected by the education administrative department and operated by the school itself without outsourcing to other vendors. School canteens should keep the environment inside and outside clean and tidy, and strictly supervise the process of food procurement. Staff members and management personnel of canteens should master the basic requirements of food hygiene. The principal shall be responsible for the food safety of the school canteen, and full-time or part-time food hygiene management personnel shall be appointed.

According to the Circular on Strengthening Hygiene and Epidemic Prevention and Food Hygiene and Safety of Private Schools, which was promulgated on April 29, 2006, private schools should pay high attention to and strengthen schools’ hygiene and epidemic prevention and food hygiene and safety.

According to the Administrative Measures for the Safety of Kindergartens and Primary and Middle Schools, which were promulgated on June 30, 2006 and became effective on September 1, 2006, schools should strictly implement Regulations on Hygiene Administration of School Canteens and Collective Provision of Meals for Students and Standards on Hygiene of Catering Industry and Delivery Entity of Collective Dining, and should strictly comply with the hygiene operation norms. In order to ensure the hygiene and safety of food and beverages for teachers and students, schools should (a) establish a system of procurement of canteen supplies from designated suppliers, (b) request for and retain the necessary certificates during the procurement process, (c) spot check food quality and maintain records, and (d) examine the hygiene of the food-serving area and the safety of drinking water.

Pursuant to the Circular on Further Strengthening Food Safety of School Canteens issued on August 11, 2011, school canteens are comprehensively required to carry out food safety self-inspections. Local food and drug administrations at all levels are required to comprehensively strengthen supervision and inspection on food safety of school canteens before commencement of each term, and, before the commencement of every spring term and every autumn term, should consider school canteens as key points of supervision and strengthen their supervision and inspection. The school food safety responsibility system should be comprehensively carried out.

According to the Law on the Protection of Minors of the PRC, which was amended on October 26, 2012 and became effective in January 2013, schools, kindergartens and nurseries shall establish a safety system, improve safety education among minors and adopt measures to guarantee their personal safety.

In accordance with the Regulation on Safety Management of Middle and Primary Schools and Kindergartens, which was promulgated on June 30, 2006 and became effective on September 1, 2006, schools shall be responsible for safety management and education, and for establishing and improving internal safety management systems and safety emergency response mechanisms, incorporating safety education into their educational content and carrying out safety education among students.

According to the Regulation on Sanitary Work of Schools, which was promulgated on June 4, 1990 and became effective on the same day, schools shall carry out sanitary work. The main tasks of the sanitary work include monitoring health conditions of students, carrying out health education among students, helping students develop good health habits, improving health environment and health conditions for teachers and enhancing prevention and treatment of infectious disease and common diseases among students.

Regulations Relating to Management of Kindergartens

On September 11, 1989, the MOE issued the Kindergarten Management Regulations, which took effect on February 1, 1990. The Kindergarten Management Regulations provide some basic principles for the establishment and management of kindergartens enrolling children aged three years and older, and call for local regulations following such principles. On the one hand, according to the Kindergarten Management Regulations, establishment of a kindergarten shall meet certain requirements, taking into consideration the following factors: (1) safety and sanitary conditions of the locations and facilities, (2) professional qualifications of the teaching and administrative staff, (3) financial capacity of the sponsors, and (4) procedures for approval by competent authorities. On the other hand, the Kindergarten Management Regulations set out provisions on the operation and management of a kindergarten, including: (1) educational practice shall be suitable for the children’s developments; (2) no corporal punishment is allowed; (3) sanitation and hygiene rules and safety protection system shall be made and followed; and (4) financial management shall be enhanced to prevent inappropriate applications of the kindergarten funding. Any entity or person who violates the Kindergarten Management Regulations could be penalized by the MOE.

Regulations Relating to Licenses for Value-Added Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, to regulate telecommunications activities in China. The Telecommunications Regulations divide telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or a VAT License, from the Ministry of Industry and Information Technology, or MIIT, or its provincial level counterparts was promulgated by the MIIT on March 1, 2009 and amended on July 3, 2017. The Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, Internet information services, also called Internet content services, or ICP services, are deemed to be a type of value-added telecommunications services. On December 28, 2015, the MIIT published a revised Catalog of Classification of Telecommunication Business, or the 2016 MIIT Catalog, which took effect on March 1, 2016. According to the 2016 MIIT Catalog, Internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continue to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000 and amended on January 8, 2011, set forth more specific rules on the provision of ICP services. According to the ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial Internet content services within the PRC; when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through Internet for profit making purposes.

Regulations Relating to Franchise Businesses

On February 6, 2007, the State Council promulgated the Regulation on the Administration of Commercial Franchises, which became effective on May 1, 2007. This regulation requires that any enterprise engaging in trans-provincial franchise business shall register with the Ministry of Commerce, or the MOC, and any enterprise engaging in franchise business within one province shall register with the provincial counterpart of the MOC. The Administrative Measures for the Filing of Commercial Franchises, which was promulgated by the MOC on April 30, 2007 and amended on December 12, 2011 set forth in detail the procedures and documents required for such filing, including, among other things, the franchise agreement entered into with the franchisee, the franchise market plan and trademarks and patents relating to the franchise.

Regulations Relating to Publication Distribution

Under the Administrative Measures for the Publication Market, or Publication Market Measures, which were jointly promulgated by SAPPRFT and the Ministry of Commerce and became effective on June 1, 2016, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. “Publication” is defined as “books, newspapers, periodicals, audio-video products, and electronic publications,” and “distributing” is defined as “general distribution, wholesale, retail, rental, exhibition and other activities,” respectively, in the Publication Market Measures. Any enterprise or individual that engages in retail distribution of publications shall obtain a Publication Business Operating License issued by the local counterpart of SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License must make filings with the relevant local counterpart of SAPPRFT that granted such license to it within fifteen days of beginning to carry out any online publication distribution business.

Regulations Relating to Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Trademark

Pursuant to the Trademark Law of the PRC, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Patent

Pursuant to the Patent Law of the PRC, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Where the infringement of patent is decided, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Domain Name

Pursuant to the Measures for the Administration of Internet Domain Names, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the Internet and corresponds to IP address of that computer. And the principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it.

Regulations Relating to Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day, regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the effective date of the Labor Contract Law.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010, and became effective on July 1, 2011, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the Ministry of Human Resources and Social Security on September 6, 2011, and became effective on October 15, 2011, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2002, housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law took effect on January 1, 2008 and amended on February 24, 2017. The PRC Enterprise Income Tax Law applies a uniform 25 percent enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10 percent if the PRC tax authorities determine that the foreign investor is a Non-resident Enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25 percent enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10 percent, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resided in the PRC: (i) senior management personnel and departments that are responsible for daily production, operation and management; (ii) financial and personnel decision making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the senior management or directors who have the voting rights.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to capture transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 provides criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Bulletin 7 and/or SAT Bulletin 37 and we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to establish that we should not be held liable for any obligations under SAT Bulletin 7 and/or SAT Bulletin 37.

According to Notice of the Ministry of Finance and the State Administration of Taxation on Tax Policies Relating to Education, or Circular 39, schools who being established by government are not required to pay Enterprise Income Tax on fees they have collected upon approval and have incorporated under the fiscal budget management or the special account management of the funds outside the fiscal budget. Schools are not required to pay EIT on the financial allocations they have received and special subsidies they have obtained from their administrative departments or institutions at higher levels.

According to the Law of PRC for Promoting Private Education and its implementing rules, a non-profit private school enjoys the same preferential tax treatment as public schools.

Other Tax Exemptions

According to Circular 39, the real properties and land used by schools, nurseries and kindergartens established by enterprises shall be exempt from house property tax and urban land use tax. Schools expropriating arable land upon approval shall be exempt from arable land use tax. Schools and educational institutions established by any enterprises, government affiliated institutions, social groups or other social organizations or individuals and citizens with non-state fiscal funds for education and open to the public upon the approval of the administrative department for education or for labor of the relevant people’s government at the county level or above which has also issued the relevant school running license, shall be exempted from deed tax on their ownership of land and houses used for teaching activities.

Value-Added Tax

According to the Temporary Regulations on Value-added Tax, which was amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17 percent shall be levied on general taxpayers selling or importing various goods; the tax rate of 17 percent shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be nil, unless otherwise stipulated.

Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, which was promulgated by the MOF and the SAT, the State began to launch taxation reforms in a gradual manner in January 1, 2012, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

In accordance with a SAT circular that took effect on May 1, 2016, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner starting May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

Regulations Relating to Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by  SAFE.

Dividend Distribution

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10 percent of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50 percent of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations on loans to and direct investment in PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign- invested enterprise.

On January 11, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financings. Under such mechanism, a company may carry out cross-border financings in Renminbi or foreign currencies at their own discretion. The total cross-border financings of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, foreign-invested enterprises may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for foreign-invested enterprises will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on foreign-invested enterprises, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The term “Discretional Foreign Exchange Settlement” refers to the foreign exchange capital in the capital account of an foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined as 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by the SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. If we fail to complete the SAFE registrations, such failure may subject us to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiary in China and limit such subsidiary’s ability to distribute dividends to us.

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

C.                                    Organizational Structure

The following chart illustrates our company’s organizational structure, including our principal subsidiaries and consolidated affiliated entities as of December 31, 2017:

(1)           Messrs. Chimin Cao and Yanlai Shi are beneficial owners of the shares of RYB Education, Inc. and hold 28.18% and 14.59% equity interests in Beijing RYB, respectively. Messrs. Chimin Cao and Yanlai Shi are also directors of our company.

The following is a summary of the currently effective contractual arrangements by and among RYB Technology, our wholly-owned subsidiary, Beijing RYB, our consolidated affiliated entity, and the shareholders of Beijing RYB.

Agreements that provide us with effective control over Beijing RYB

Business Operation Agreement.  Pursuant to the amended and restated Business Operation Agreement among RYB Technology, Beijing RYB and the 29 aforementioned shareholders of Beijing RYB, Beijing RYB and those shareholders agree that, without prior written consent of RYB Technology, Beijing RYB will not take any action that may have material adverse effects on its businesses, assets, human resources, rights, obligations, or business operations. Beijing RYB and those shareholders further agree that they will accept and strictly follow RYB Technology’s instructions in relation to Beijing RYB’s daily operations, financial management, and election of directors appointed by RYB Technology. Those shareholders agree to transfer any dividends or any other income or interests they receive as the shareholders of Beijing RYB immediately and unconditionally to RYB Technology. Unless RYB Technology terminates this agreement in advance, this agreement will remain effective for ten years. Upon request by RYB Technology, parties to this agreement shall extend the term of this agreement prior to its expiration. Beijing RYB and those shareholders have no right to terminate this agreement unilaterally.

Power of Attorney.  Each of the 29 aforementioned shareholders of Beijing RYB has signed power of attorney with RYB Technology to irrevocably authorize RYB Technology or any person(s) designated by RYB Technology to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Beijing RYB, including, but not limited to, the right to convene shareholders’ meetings, vote and sign any resolution as a shareholder, appoint directors, supervisors and officers, amend articles of association, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney will remain in force for 10 years. Upon request by RYB Technology, parties to this agreement shall extend the term of this agreement prior to its expiration.

Spousal Consent.  Spouses of 20 shareholders of Beijing RYB, who collectively holds 98.69% equity interest, have each signed a spousal consent letter. Under the spousal consent letters, each signing spouse acknowledges that the shares of Beijing RYB held by the relevant shareholder of Beijing RYB are the personal assets of such shareholder and not jointly owned by the couple. Each signing spouse also unconditionally and irrevocably gives up his or her rights to such shares and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws and undertakes not to make any assertion of rights to such shares and the underlying assets. Each signing spouse agrees and undertakes that he or she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and this consent letter.

Equity Pledge Agreement.  Pursuant to the Equity Pledge Agreement among RYB Technology, Beijing RYB and the 29 aforementioned shareholders of Beijing RYB, those shareholders have pledged 99.88% equity interest in Beijing RYB to RYB Technology to guarantee the performance by Beijing RYB and its shareholders of their obligations under the business operation agreement, the power of attorney, the equity disposal agreement and the exclusive consultation and service agreement. If Beijing RYB or those shareholders breach their contractual obligations under these agreements, RYB Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing RYB and will have priority in receiving the proceeds from such disposal. Those shareholders also agree that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. We have completed registering the equity pledge with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreement that allows us to receive economic benefits from Beijing RYB

Exclusive Consultation and Service Agreement.  Pursuant to the amended and restated Exclusive Consultation and Service Agreement among RYB Technology, Beijing RYB and the 29 aforementioned shareholders of Beijing RYB, RYB Technology or its designated person has the exclusive right to provide Beijing RYB with education-related services and consulting and other services. Without RYB Technology’s prior written consent, Beijing RYB may not accept any services subject to this agreement from any third party. RYB Technology has the right to determine the service fee to be charged to Beijing RYB under this agreement by considering, among other things, the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. RYB Technology will have the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. Beijing RYB also granted RYB Technology an irrevocable and exclusive right to purchase part or all of Beijing RYB’s assets at the lowest price permitted by the PRC laws. To guarantee Beijing RYB’s performance of this agreement, upon request from RYB Technology, Beijing RYB shall pledge or mortgage part or all of its accounts receivable and part or all of its assets to RYB Technology. Unless RYB Technology terminates this agreement in advance, this agreement will remain effective for ten years. Upon request by RYB Technology, parties to this agreement shall extend the term of this agreement prior to its expiration. Other parties to this agreement may not terminate this agreement unilaterally.

Agreement that provides us with the option to purchase the equity interests in Beijing RYB

Equity Disposal Agreement.  Pursuant to the amended and restated Equity Disposal Agreement among RYB Technology, Beijing RYB and the 29 aforementioned shareholders of Beijing RYB, those shareholders irrevocably granted RYB Technology or any third party designated by RYB Technology an exclusive option to purchase all or part of their equity interests in Beijing RYB at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither create any pledge or encumbrance on their equity interests in Beijing RYB, nor transfer, gift or otherwise dispose of their equity interests in Beijing RYB to any person other than RYB Technology or its designated third party. Without RYB Technology or its designated third party’s prior written consent, those shareholders agree not to, among other things, amend its articles of association, permit Beijing RYB to enter into transactions which materially and adversely affect Beijing RYB’s assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. This agreement will remain effective for ten years. Upon request by RYB Technology, the parties to this agreement shall extend the term of this agreement.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•                  the ownership structures of RYB Technology and Beijing RYB are in compliance with PRC laws or regulations currently in effect; and

•                  the contractual arrangements among RYB Technology, Beijing RYB, and the shareholders of Beijing RYB, governed by PRC law, are valid and binding under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our early childhood education business do not comply with PRC government restrictions on foreign investment in education businesses, the operation of kindergartens, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.                                    Property, Plant and Equipment

As of December 31, 2017, we leased office space and facilities for our directly operated teaching facilities in China with an aggregate gross floor area of approximately 304,433 square meters. Our leases have terms of one to 20 years. The areas of our leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as-is basis. A majority of our directly operated kindergartens are located on leased premises designated for educational use.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.                                    Operating Results

Major Factors Affecting Our Results of Operations

Our business and operating results are affected by factors affecting China’s early childhood education industry generally. We have benefited from the rapid economic growth, significant urbanization and higher per capita disposable income of urban households in China, which has allowed many Chinese parents to spend more on their children’s education.

We also expect to benefit from the positive effect of China’s new population policies. In recent years, China has started to relax its “One-child Policy.” Starting in 2015, each family is allowed to have two children. We expect this change in policy to significantly increase the 0-6 age population in the future.

At the same time, our results are subject to changes in the education industry regulatory regimes in China. The PRC government regulates various aspects of our business and operations, including the qualification and licensing requirements for entities that provide education services, standards for the operations of teaching facilities and foreign investments in the education industry.

As with other education service providers, our quarterly business and operating results are affected by seasonality. Due to the winter holidays and summer vacation, we typically have lower net revenues in the first and third calendar quarters.

While our business is influenced by factors affecting the early childhood education in China generally, we believe our results of operations are more directly affected by company-specific factors, including the following major factors.

Size of Our Network and Student Enrollment

Our revenue growth is primarily driven by the expansion of our network in terms of the number of our directly operated facilities, student enrollment at those facilities and the number of franchise facilities. We derive a large portion of our revenues from tuition fees, which are primarily driven by student enrollment at our directly operated kindergartens. With respect to our franchise kindergartens and play-and-learn centers, our revenues from initial franchise fees are mainly affected by the number of new franchisees, while revenues from recurring franchise fees are primarily driven by the total number of franchisees. As our network and student enrollment grow in size, we are also generally able to sell more education-related products through our network. In addition, we believe that our large scale strengthens our brand, which in turn boosts further growth.

Our ability to increase the size of our network and student enrollment depends on factors including our brand recognition, parents’ demand for high-quality early childhood education, our ability to leverage the scalability of our franchise business model and to attract and retain more franchisees, the ability of us and our franchisees to successfully launch new teaching facilities, the quality of our services and products as well as the ability of us and our franchisees to respond to competition and achieve high utilization rates.

We have achieved significant growth in recent years. Our directly operated kindergartens increased from 62 and 77 as of December 31, 2015, 2016, respectively to 85 as of December 31, 2017. We had 13,753, 17,900 and 21,684 students enrolled at our directly operated kindergartens as of December 31, 2015, 2016, and 2017, respectively. The number of our franchise kindergartens increased from 111 and 162 as of December 31, 2015, 2016, respectively, to 210 as of December 31, 2017. The total number of our directly operated and franchise play-and-learn centers increased from 611 and 783 as of December 31, 2015, 2016, respectively, to 953 as of December 31, 2017. We expect the size of our network and our student enrollment to continue to grow.

Ability to Increase Tuition Fees

The level of tuition fees we charge at our directly operated kindergartens affects our profitability. We aim to charge tuition fees commensurate with the quality and level of our education services while considering the general income level of the relevant neighborhood and the popularity of our kindergartens. We seek to gradually increase our tuition fee level without compromising our student enrollment. After years of development, mature kindergartens within our network are generally able to charge higher fees than in their initial ramp-up period. Due to economic disparity across different regions in China, the geographical mix of our directly operated kindergartens can also affect our overall tuition fee level. Our tuition fees cannot exceed the maximum amounts on file with the local governmental pricing authorities.

We may elect to qualify our kindergartens as either for-profit or not-for-profit private schools under the framework of the Decision on Amending the Law for Promoting Private Education of the PRC. According to the Decision, for-profit private schools have the discretion to determine the amount of their tuition fees without the need for governmental approval while fee levels at not-for-profit private schools will remain subject to approval. Those two types of private schools will also have different tax treatments. Due to uncertainties regarding the local implementation measures of the Decision across China, we plan to analyze and determine whether to qualify all or part of our directly operated kindergartens as for-profit kindergartens. Furthermore, as certain of our kindergartens were established in the form of “inclusive kindergartens,” where tuitions are capped by local educational regulators for public interest needs, it is not clear whether such inclusive kindergartens will be eligible for for-profit treatment. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—The Revisions of the Law for Promoting Private Education of the PRC.”

Ability to Improve Our Operating Efficiency and Profitability

Our cost of revenues mainly consists of costs and expenses for our directly operated kindergartens. Costs and expenses of a kindergarten is typically affected by its capacity, which is determined by the number of classes that can be feasibly set up on the facility, and the number of students in each class. We normally assign two teachers and one nursery aide to each class, and regardless of its size, a kindergarten is required to have staff in nursery, security, kitchen and general management areas. As such, variable costs such as compensation to teaching staff generally increase with the addition of new classes, and fixed costs such as compensation to all other facility staff, costs and expenses to sustain the running of the facility, rental and related payments and depreciation and amortization remain relatively stable. An increase in the number of new directly operated kindergartens in the overall mix of directly operated kindergartens may place a constraint on our operating efficiency.

Gross margin of our directly operated kindergartens, which represents profit before income tax for kindergarten as all costs and expenses for the running of the kindergartens are charged to our cost of revenues, has a significant impact on our overall profitability. In general, larger kindergartens with more classes operating at higher utilizations and charging premium prices yield higher gross margin.

Scope and Quality of Our Product Offerings and Services

High-quality course offerings and learning experience at our directly operated kindergartens help increase their popularity. The scope and quality of our course offerings and the effectiveness of our franchisees’ services also have an impact on the competitiveness of our franchisees’ teaching facilities. As a result, high-quality course offerings and franchise support help us to better attract and retain franchisees and the scope of our course offerings determines, in a certain degree, our level of ongoing training fees. Furthermore, we can more effectively recruit and retain Hong Shan Enable Alliance participants with kindergarten course content that is designed to address their needs. The diversity and quality of our educational merchandise that we sell directly affect the sales volume of these products, which is also a major component of our revenue.

Key Components of Results of Operations

Net Revenues

Our net revenues include tuition fees generated from kindergarten services and play-and-learn center services, franchising fees, sale of educational merchandise, royalty fees and training and other services. We provide private kindergarten services and play-and-learn center services to students and charge tuition fees. We recorded US$62.5 million, US$78.3 million and US$100.7 million in tuition fees from our directly operated kindergartens and play-and-learn centers in 2015, 2016 and 2017, respectively. Tuition fees are collected in advance and are initially recorded as deferred revenue and recognized ratably over the course of the programs.

We generate franchise fees through the provision of initial setup services as well as ongoing franchisee support services. At the start of each franchise relationship, we charge the franchisee a one-time initial franchise fee, the first-year annual franchise fee and the initial merchandise fee. During the term of the franchise, we charge each franchisee recurring annual franchise fees for the use of our brand and core course materials and one advice session per year. We recorded US$8.7 million, US$12.4 million and US$13.5 million in franchise fees in 2015, 2016 and 2017, respectively.

We generate training and other services revenues through provision of services such as training to our franchisees and their teaching staff, as well as other services. We recorded US$3.6 million, US$5.2 million and US$7.7 million from training and other services provided to franchise business in 2015, 2016 and 2017, respectively.

We generate royalty fees through the sale of Hong Shan educational merchandise by Hong Shan Enable Alliance participants to the kindergartners beyond our directly operated and franchised kindergartens. We recorded nil, nil and US$0.9 million in royalty fees in 2015, 2016 and 2017, respectively.

We generate educational merchandise revenue through the sale of educational merchandise, including educational toys, teaching aids, textbooks and other goods, to our franchisees for them to further distribute and also directly to a vast market of families. We recorded US$8.0 million, US$12.6 million and US$17.9 million from the sale of educational merchandise to our franchisees and end-users in 2015, 2016 and 2017, respectively.

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	Year Ended December 31,
	2015		2016		2017
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Services:
Tuition fees from kindergartens and play-and-learn centers	62,505	75.4%	78,268	72.1%	100,745	71.6%
Franchise fees	8,743	10.6%	12,425	11.5%	13,537	9.6%
Training and other services	3,567	4.3%	5,243	4.8%	7,703	5.5%
Royalty fees	—	—	—	—	884	0.6%
	74,815	90.3%	95,936	88.4%	122,869	87.3%
Products:
Sale of educational merchandise	8,043	9.7%	12,577	11.6%	17,934	12.7%
Total net revenues	82,858	100%	108,513	100%	140,803	100%

Cost of Revenues

Our cost of revenues related to tuition fees from our directly operated kindergartens and play-and-learn centers consists primarily of all costs and expenses in the operation of all of our directly operated kindergartens and play-and-learn centers. Such costs and expenses primarily include (i) compensation to facility staff, (ii) facility rental cost, (iii) food and supplies cost, (iv) all other costs and expenses incurred to run and maintain our kindergarten and play-and-learn center facilities and (v) depreciation and amortization. Compensation to our facility staff consists of base salaries, performance-based bonuses and share-based and other compensation to them. Facility staff mainly includes principals and other managers of our teaching facilities, teachers, nursery aides and administrative staff. Most of our facility staff are our own employees. We normally assign two teachers and one nursery aide to each kindergarten class. Our food and supplies cost represents the cost of the raw ingredients for the meals and cost of raw materials for the educational products we provide at our directly operated teaching facilities. We expect our facility staff cost and ingredient and raw material cost to be in line with the size of our kindergarten business. We expect the amount of our facility rental cost to continue to increase as we grow. Our depreciation and amortization cost relates to the depreciation charges of the furniture, fixtures and equipment used in rendering teaching services, and the leasehold improvement for our teaching facilities. As we further expand our directly operated kindergartens network, we expect such cost to increase in absolute amounts.

Our cost of revenues relating to our franchise fees mainly consists of compensation to our franchise service and supervision team members for (i) the signing and onboarding of new franchisees, (ii) the support and services to franchisees for their facility establishment, marketing and operation optimization and (iii) ongoing quality supervision. As we continue to expand our franchise network and employ more staff for our franchise service and supervision team, we expect our franchisee support and service cost to increase in absolute amounts.

Our cost of revenues relating to sale of merchandise consists of the cost of educational toys, teaching aids, textbooks and other goods and our cost of revenues relating to training and other services mainly consists of the costs and expenses incurred for the provision of training and other services for franchisees.

Selling Expenses

Our selling expenses primarily consist of advertising, marketing and brand promotion expenses as well as compensation to our selling personnel. We expect that our selling expenses will continue to increase in absolute amounts as we continue to market our products and services and expand into new geographic regions but will remain relatively stable as a percentage of our net revenues.

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) compensation to our management, administrative and R&D personnel, including base salaries, performance-based bonuses and share-based and other compensation, (ii) rental expenses for administrative facilities and (iii) professional service expense. We expect that our general and administrative expenses will increase in absolute amounts in the foreseeable future as we incur additional costs for becoming and being a public company but will in time decrease as a percentage of our net revenues as we continue to benefit from economies of scale and improve our operating efficiency.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2015		2016		2017
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling expenses	1,191	1.4%	1,922	1.8%	1,774	1.3%
General and administrative expenses	8,389	10.2%	7,424	6.8%	18,418	13.0%
Total operating expenses	9,580	11.6%	9,346	8.6%	20,192	14.3%

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	Year Ended December 31,
	2015		2016		2017
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Net Revenues
Services
Tuition fees from kindergartens and play-and-learn centers	62,505	75.4%	78,268	72.1%	100,745	71.6%
Franchise fees	8,743	10.6%	12,425	11.5%	13,537	9.6%
Training and other services	3,567	4.3%	5,243	4.8%	7,703	5.5%
Royalty fees	—	—	—	—	884	0.6%
Products
Sale of education merchandise	8,043	9.7%	12,577	11.6%	17,934	12.7%
Total net revenues	82,858	100.0%	108,513	100.0%	140,803	100.0%
Cost of revenues
Services	70,310	84.8%	85,356	78.6%	101,522	72.1%
Products	4,047	4.9%	6,260	5.8%	9,755	6.9%
Total cost of revenues	74.357	89.7%	91,616	84.4%	111,277	79.0%
Gross profit	8,501	10.3%	16,897	15.6%	29,526	21.0%
Operating expenses
Selling expenses	1,191	1.4%	1,922	1.8%	1,774	1.3%
General and administrative expenses	8,389	10.2%	7,424	6.8%	18,418	13.0%
Total operating expenses	9,580	11.6%	9,346	8.6%	20,192	14.3%
Operating (loss) income	(1,079)	(1.3)%	7,551	7.0%	9,334	6.6%
Interest income	74	0.1%	107	0.1%	563	0.4%
Government subsidy income	526	0.6%	573	0.5%	863	0.6%
Gain (loss) on disposal of subsidiaries	163	0.2%	—	—	(168)	(0.1)%
(Loss) income before income taxes	(316)	(0.4)%	8,231	7.6%	10,592	7.5%
Income tax expenses	980	1.2%	2,155	2.0%	3,812	2.7%
(Loss) income before loss in equity method investments	(1,296)	(1.6)%	6,076	5.6%	6,780	4.8%
Loss from equity method investments	—	—	(189)	(0.2)%	(239)	(0.2)%
Net (loss) income	(1,296)	(1.6)%	5,887	5.4%	6,541	4.6%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

Our net revenues increased by 29.8% from US$108.5 million in 2016 to US$140.8 million in 2017. This increase was primarily attributable to a US$22.5 million increase in tuition fees from our directly operated kindergartens and play-and-learn centers.

Our directly operated kindergartens increased from 77 in 2016 to 85 in 2017 as we further expanded our network and the student enrollment at our directly operated kindergartens increased from 17,900 as of December 31, 2016 to 21,684 as of December 31, 2017. The increase in our student enrollment was attributable to new facility openings as well as higher utilization rates at existing ones as they mature. Tuition levels at most of our kindergartens increased slightly from 2016 to 2017 as the average selling price increased.

Our revenues from franchise fees increased by 9.0% from US$12.4 million in 2016 to US$13.5 million in 2017. This increase was mainly attributable to an increase in the number of our franchise teaching facilities opened in the year, and to a lesser extent, a slight increase in our franchise fee level as the average selling price increased. As of December 31, 2017, we had 1,156 franchise teaching facilities, a 23.6% increase from 935 as of December 31, 2016. In December 2017, to enhance the loyalty of our franchisees and compensate the negative impacts caused by the 2017 Incident on their operation, we agreed to extend all franchise teaching facilities’ contract period by six months without additional fee. This might bring negative impact on our franchise fee revenue for 2018.

Our revenues from the sale of educational merchandise increased by 42.6% from US$12.6 million in 2016 to US$17.9 million in 2017 mainly as a result of an increase in the amount of merchandise sold through our franchise network.

Cost of Revenues

Our cost of revenues increased by 21.5% from US$91.6 million in 2016 to US$111.3 million in 2017, primarily due to an increase in staff compensation at our directly operated kindergartens and play-and-learn centers and, to a lesser extent, an increase in compensation to our franchise service and supervision team members.

Gross Profit and Gross Margin

As a result of the factors set out above, our gross profit increased by 74.7% from US$16.9 million in 2016 to US$29.5 million in 2017 as we continued to grow our operation scale. Gross margin increased from 15.6% in 2016 to 21.0% in 2017. The increase in our gross margin was primarily attributable to the increase in tuition fees level and utilization rate of our directly operated kindergartens as well as the increase in accommodation revenue from our training services to our franchisees and their teaching staff.

Selling Expenses

Our selling expenses decreased by 7.7% from US$1.9 million in 2016 to US$1.8 million in 2017. This decrease was primarily due to the fact that we did not hold a franchise annual conference in 2017. Selling expenses constituted 1.8% and 1.3% of our net revenues in 2016 and 2017, respectively.

General and Administrative Expenses

Our general and administrative expenses increased by 148.1% from US$7.4 million in 2016 to US$18.4 million in 2017. This increase was primarily attributable to higher expenses incurred in staff compensation and professional service fees.

Operating Income

We had US$7.6 million and US$9.3 million operating income in 2016 and 2017, respectively.

Government Subsidies

We recognized US$0.6 million and US$0.9 million in government subsidies for 2016 and 2017, respectively. Government subsidies consist mainly of compensation to certain of our directly operated kindergartens, “inclusive kindergartens”, where tuition is capped by local educational authorities.

Income Tax Expenses

Our income tax expenses increased significantly from US$2.2 million in 2016 to US$3.8 million in 2017, primarily due to the increase in taxable income.

Net Income

As a result of the foregoing, we had net income of US$5.9 million and US$6.5 million in 2016 and 2017, respectively.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues

Our net revenues increased by 31.0% from US$82.9 million in 2015 to US$108.5 million in 2016. This increase was primarily attributable to a US$15.8 million increase in tuition fees from our directly operated kindergartens and play-and-learn centers.

Our directly operated kindergartens increased from 62 to 77 in 2016 as we further expanded our network and the student enrollment at our directly operated kindergartens increased from 13,753 as of December 31, 2015 to 17,900 as of December 31, 2016. The increase in our student enrollment was attributable to new facility openings as well as higher utilization rates at existing ones as they mature. Tuition levels at most of our kindergartens increased slightly from 2015 to 2016.

Our revenues from franchise fees increased by 42.1% from US$8.7 million in 2015 to US$12.4 million in 2016. This increase was mainly attributable to an increase in the number of our franchise teaching facilities opened in the year, and to a lesser extent, a slight increase in our franchise fee level in general. As of December 31, 2016, we had 935 franchise teaching facilities, a 32.1% increase from 708 as of December 31, 2015.

Our revenues from the sale of educational merchandise increased by 56.4% from US$8.0 million in 2015 to US$12.6 million in 2016 mainly as a result of an increase in the amount of merchandise sold through our teaching facility network.

Cost of Revenues

Our cost of revenues increased by 23.2% from US$74.4 million in 2015 to US$91.6 million in 2016, primarily due to an increase of US$15.0 million in cost of revenues associated with the provision of services. Such increase was in turn mainly attributable to an increase in staff compensation at our directly operated kindergartens and play-and-learn centers and, to a lesser extent, an increase in compensation to our franchise service and supervision team members. Our number of teaching staff at our directly operated kindergartens and play-and-learn centers increased from 2,042 as of December 31, 2015 to 2,603 as of December 31, 2016 in order to staff new teaching facilities and to expand the existing ones. Our franchise service and supervision team grew from 36 as of December 31, 2015 to 46 as of December 31, 2016 as we further expanded our franchise network. Increase in the cost of our educational merchandise sold also contributed US$2.2 million to our total cost of revenues as we sold more products in 2016.

Gross Profit and Gross Margin

As a result of the factors set out above, our gross profit increased by 98.8% from US$8.5 million in 2015 to US$16.9 million in 2016 as we continued to grow our operation scale. Gross margin increased from 10.3% in 2015 to 15.6% in 2016. The increase in our gross margin was primarily attributable to our economies of scale and also an increase in our sale of educational merchandise, which has a higher gross margin than revenues from services.

Selling Expenses

Our selling expenses increased by 61.4% from US$1.2 million in 2015 to US$1.9 million in 2016. This increase was primarily due to increase in advertising, marketing and brand promotion activities as we expand our network and increase student enrollment. Selling expenses constituted 1.4% and 1.8% of our net revenues in 2015 and 2016, respectively.

General and Administrative Expenses

Our general and administrative expenses decreased by 11.5% from US$8.4 million in 2015 to US$7.4 million in 2016. This decrease was primarily because we recorded share-based compensation expense of US$1.9 million for general and administrative personnel in 2015 but nil in 2016.

Operating (Loss) Income

We had US$1.1 million operating loss in 2015 and US$7.6 million operating income in 2016.

Government Subsidies

We recognized US$0.5 million and US$0.6 million in government subsidies for 2015 and 2016, respectively. Government subsidies consist mainly of compensation to certain of our directly operated kindergartens, “inclusive kindergartens”, where tuition is capped by local educational authorities.

Income Tax Expenses

Our income tax expenses increased significantly from US$1.0 million in 2015 to US$2.2 million in 2016, primarily due to the increase in taxable income.

Net (Loss) Income

As a result of the foregoing, we had net loss of US$1.3 million in 2015 and net income of US$5.9 million in 2016.

Taxation

We generate the majority of our operating income from our PRC operations. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

The Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on our income or capital gains. In addition, the Cayman Islands does not impose withholding tax on dividend payments. There are no taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to 16.5% Hong Kong profit tax on its income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

PRC

Under the PRC Enterprise Income Tax Law, or EIT Law, our PRC subsidiaries and consolidated affiliated entities are subject to enterprise income tax at a statutory rate of 25%. In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. Under Circular 36, our PRC subsidiaries and consolidated affiliated entities are subject to value added tax, or VAT, at a rate of 6% to 17% on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

We provide private kindergarten services and play-and-learn center services to students. Tuition fees are collected in advance and are initially recorded as deferred revenue. Tuition fees are recognized ratably over the course of the programs. For the kindergarten program, the students can claim a refund of the tuition fee if more than a certain number of classes are missed. For the play-and-learn program, students are entitled to a refund for unused portion of the prepaid course fees in certain circumstances. The refund amount calculation is subject to fines and penalty. When a refund occurs, the refund amount is recorded as a reduction of the deferred revenue balances.

We generate revenues by franchising kindergartens and play-and-learn centers under the brand name of RYB. Initial franchising fees represent provision of initial setup services. Initial franchising fees collected in advance are recorded as prepayments from customers and are recognized as revenues when the kindergartens or play-and-learn centers commence operations as the initial franchising fees are non-refundable and we do not have significant continuing obligations related to the initial franchising fees after the kindergartens or play-and-learn centers commence operations.

We provide continuing supporting services to the franchised kindergartens or play-and-learn centers including marketing and advertising services. The related annual franchise fees are typically received upfront and the revenue is deferred and evenly recognized over the applicable subsequent annual periods.

We sell educational merchandise consisting of educational toys, teaching aids, textbooks and other goods. We consider our customers to be franchisees and end-users. Prepayments for sales of educational merchandise are recognized as prepayments from customers and are generally recognized as revenues when goods are delivered and title has passed to customers and collectability is reasonably assured.

We provide training services to franchisees and the teaching staff of the franchised kindergartens and play-and-learn centers. Revenues from training services are recognized when the relevant services have been provided.

We commenced to sell educational merchandise and provide kindergarten solutions through our Hong Shan Enable Alliance in the second half of 2016. Each participant of Hong Shan Enable Alliance is entitled to exclusive regional right to sell our Hong Shan educational merchandise to the kindergartens outside our directly operated or franchise kindergartens within a fixed contractual period. Hong Shan Enable Alliance royalty fees are received upfront and the revenue is deferred and evenly recognized over the term of the relevant contract.

Consolidation of Variable Interest Entities

Our consolidated financial statements include the financial statements of RYB Education, Inc., its subsidiary, its VIE and the VIE’s subsidiaries and kindergartens. All profits, transactions and balances among RYB Education, Inc., its subsidiary, its VIE and the VIE’s subsidiaries and kindergartens have been eliminated upon consolidation.

PRC laws and regulations restrict foreign ownership and investment in the education industry at the kindergarten level. As RYB Technology is deemed a foreign legal person under PRC laws, our subsidiary is not eligible to engage in the provision of kindergarten services. Due to these restrictions, we conduct our kindergarten service business in China primarily through contractual arrangements among (1) RYB Technology, our wholly owned PRC subsidiary, (2) Beijing RYB, our VIE, and (3) shareholders of Beijing RYB.

As a result of these contractual arrangements, we believe we are entitled to direct the activities that most significantly affect the economic performance of Beijing RYB, and receive the economic benefits of Beijing RYB. In making the conclusion that we are the primary beneficiary of Beijing RYB, we believe our rights under the terms of the equity disposal agreement have provided us with a substantive kick out right. More specifically, we believe the terms of the equity disposal agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option has not represented a financial barrier or disincentive for us to currently exercise our rights under the equity disposal agreement. In addition, our rights under the business operation agreement and powers of attorney have reinforced our abilities to direct the activities most significantly impacting Beijing RYB’s economic performance. We also believe that this ability to exercise control ensures that Beijing RYB would continue to execute and renew service agreements and pay service fees to us. By charging service fees, and by ensuring that service agreements are executed and renewed indefinitely, we have the rights to receive substantially all of the economic benefits from Beijing RYB. Accordingly, as the primary beneficiary of Beijing RYB and in accordance with U.S. GAAP, we consolidate its financial results and assets and liabilities in our consolidated financial statements.

As advised by our PRC legal counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Fair Value of Our Ordinary Shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

•                  determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; and

•                  determining the fair value of our ordinary shares at the date of the grant of share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at the below indicated times prior to our initial public offering with the assistance from an independent valuation firm:

Date	Fair Value per Share	DLOM	Discount Rate	Type of Valuation	Purpose of Valuation
	(US$)

November 5, 2015	3.84	15%	18%	Retrospective	To determine the fair value of share option grant; to determine the intrinsic value of the beneficial conversion feature

June 22, 2017	11.67	5.5%	16%	Cotemporaneous	To determine the fair value of share option grant

July 1, 2017	11.67	5.5%	16%	Cotemporaneous	To determine the fair value of share option grant

In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

Discount rates.  The discount rates of 18%, 16% and 16% were used for dates as of November 5, 2015, June 22, 2017 and July 1, 2107, respectively. The discount rates listed in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies.  In deriving the weighted average cost of capital used as the discount rates under the income approach, seven publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the education industry and (ii) their shares are publicly traded in the United States.

Discount for lack of marketability, or DLOM.  DLOM was quantified by the Finnerty’s Average Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained in the range of 15% to 5.5% in the period from 2015 to 2017.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2015 to 2017. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 18% to 16%.

The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the Practice Aid. The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimate the volatility of our shares from 31% to 40% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

Fair Value of Options

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	Grant date
	November 5, 2015	June 22, 2017	July 1, 2017

Risk-free interest rate(1)	2.26%	2.15%	2.31%
Expected volatility(2)	41%	40%	40%
Expected dividend yield(3)	0%	0%	0%
Expected multiples(4)	2.8	2.8/2.2	2.8/2.2
Fair value of underlying ordinary share(5)	3.84	11.67	11.67

(1)   We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options.

(2)   We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term of the options.

(3)   We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(4)   The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

(5)   The estimated fair value of the ordinary shares underlying the options as of the grant dates was mainly determined based on a retrospective valuation with the assistance of a third-party appraiser.

Share-based Compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses, net of forfeiture, are recognized over the requisite service period based on the graded vesting attribution method with corresponding impact reflected in additional paid-in capital. When no future services are required to be performed by grantees in exchange for an award of equity instruments, the cost of the award is expensed on the grant date.

We adopted the 2009 and 2017 Share Incentive Plans for the grant of share options to employees, directors and non-employees to provide incentive for their services. The maximum number of ordinary shares that may be issued pursuant to compensatory awards granted to the employees and non-employees under the 2009 and 2017 Share Incentive Plans should not exceed 5,078,009 ordinary shares of par value US$0.001 per share as of March 31, 2018.

On November 5, 2015, we granted options to purchase a total of 887,546 ordinary shares to a director at a weighted average exercise price of US$2.88 per share. The options fully vested on the grant date and will expire on November 4, 2023.

On June 22, 2017, we granted options to purchase a total of 2,059,005 ordinary shares to directors and employees at an exercise price of US$11.66 per share. The vesting and expiration terms of those options are:

(i)                         25% of the share options will be vested and exercisable on June 22, 2018 and will expire on June 21, 2027;

(ii)                      75% of the share options will be vested quarterly in twelve quarters with equal quarterly installments after June 22, 2018, and will expire on June 21, 2027.

On July 1 2017, we granted options to a total of 50,300 ordinary shares to a director and a consultant at a weighted average exercise price of $1.48 per option. The options were fully vested on the grant date and will expire on June 30, 2027.

We recorded share-based compensation expenses of US$1.9 million, nil and US$4.0 million for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, total unrecognized compensation expenses relating to unvested share options were US$8.1 million.

Impairment Assessment on Long-Lived Assets and Goodwill

We evaluate the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. When these events occurs, we measure impairment by comparing the carrying amount of long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for the years ended December 31, 2015, 2016 and 2017.

Goodwill is recognized for the excess of the purchase price over the fair value of net assets acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired business. Goodwill is reviewed at least annually for impairment. In our evaluation of goodwill impairment, the guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent any impairment indicators, we proceed to a two-step process to test goodwill for impairment, including comparing the fair value the reporting unit to its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations may include both internal and third-party valuations. Unless circumstances otherwise dictate, we perform our annual impairment testing on the last day of each fiscal year. No impairment charge was recognized for the years ended December 31, 2015, 2016 and 2017.

Depreciation and Amortization

The costs of property and equipment are charged ratably as depreciation and amortization expenses, respectively, over the estimated useful lives of the respective assets using the straight-line method. We periodically review changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation and amortization rates. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore depreciation and amortization expenses in future periods.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning g after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09. We expect to adopt ASU 2014-09 under the modified retrospective method in the first quarter of 2018. Prior periods will not be retrospectively adjusted. We have substantially completed a review of the impacts of the new standard to its existing portfolio of customer contracts. We do not anticipate a material impact in the timing or amount of revenue recognized under the new standard. We have identified a provision under the new standard in relation to the incremental cost of obtaining a contract and will make judgments and estimates throughout the applicable periods, but we do not believe the impact would be material. Certain additional financial statement disclosure requirements are mandated by the new standard including disclosure of contract assets and contract liabilities as well as a disaggregated view of revenue. Based on our review, the adoption of this guidance will not have a material effect on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. We are in the process of evaluating the impact of the standard on our consolidated financial statements and expect the adoption will result in a material increase in the assets and liabilities on our consolidated balance sheet but is not expected to have a material impact on our consolidated statements of operations or cash flows.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are in the process of assessing the impact on our consolidated financial statements from the adoption of the new guidance.

B.                                    Liquidity and Capital Resources

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	Years Ended December 31,
	2015	2016	2017
	(in thousands of US$)

Summary Consolidated Cash Flow:
Net cash generated from operating activities	23,808	35,053	25,099
Net cash used in investing activities	(14,950)	(12,122)	(8,655)
Net cash generated from financing activities	695	1,422	92,496
Exchange rate effect on cash and cash equivalents	(977)	(2,690)	3,666
Net increase in cash and cash equivalents and restricted cash	8,576	21,663	112,606
Cash and cash equivalents and restricted cash at beginning of year	16,389	24,965	46,628
Cash and cash equivalents and restricted cash at end of year	24,965	46,628	159,234

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2015, 2016 and 2017, our cash, cash equivalents and restricted cash were US$25.0 million, US$46.6 million and US$159.2 million, respectively. Our cash and cash equivalents primarily consist of cash at banks and on hand. Restricted cash represents Renminbi deposits in restricted bank accounts for operating kindergartens required by some local regulations. The deposits in restricted bank accounts cannot be withdrawn until these kindergartens are closed. As of December 31, 2015, 2016 and 2017, restricted cash were approximately US$0.4 million, US$0.4 million and US$0.5 million, respectively. Approximately 41% of our cash and cash equivalents as of December 31, 2017 were held in China. Approximately 41% of our cash and cash equivalents were held by our consolidated affiliated entities and denominated in Renminbi.

We believe that our existing cash and cash equivalents and our anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures, acquisitions with business operation and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our consolidated variable interest entity and its subsidiaries, we only have access to the assets or earnings of our consolidated variable interest entity and its subsidiaries through our contractual arrangements with VIE. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds we received from our initial public offering and the other cash that we hold offshore, we may make additional capital contributions to our PRC subsidiaries, establish new PRC operating entities, make loans to our PRC operating entities, or acquire offshore entities with business operations in China in offshore transactions. Most of these uses are subject to PRC regulations and approvals.

Operating Activities

Net cash generated from operating activities in the year ended December 31, 2017 was US$25.1 million. The difference between our net income of US$6.5 million and the net cash generated from operating activities was due to (i) an adjustment of US$10.5 million in non-cash items, which mainly consist of US$6.1 million from depreciation and US$4.0 million from share-based compensation, (ii) an increase of US$10.9 million in accrued expenses and other current liabilities, and (iii) an increase of US$4.1 million in income tax payable, while partially offset by an increase of US$4.8 million in deferred tax assets. We lease property and own furniture, fixtures, equipment and leasehold improvement for the operation of kindergartens and play-and-learn centers, and they are depreciated over their estimated useful life. Accrued expenses and other current liabilities increased mainly because of the increase in salary and welfare payable that accompanies an increase in employees. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. It increased in 2017 due to the increase in our taxable income. Several of our subsidiaries and directly operated kindergartens recorded loss in 2017, which caused our deferred tax assets to increase. We expect these deferred tax assets can be utilized with our profit in near future. In 2017, we refunded US$7.3 million to a number of franchisees as they determined to terminate the franchise agreements with us and cancelled their plans to open kindergartens and play-and-learn centers under RYB brand, as a result of negative publicity and deteriorating brand recognition following the 2017 Incident.

Net cash generated from operating activities in the year ended December 31, 2016 was US$35.1 million. The difference between our net income of US$5.9 million and the net cash generated from operating activities was due to (i) an adjustment of US$5.1 million in non-cash items, which mainly consist of depreciation and amortization, (ii) an increase of US$10.2 million in accrued expenses and other current liabilities, and (iii) an increase of US$8.3 million in deferred revenue. We lease property and own furniture, fixtures, equipment and leasehold improvement for the operation of kindergartens and play-and-learn centers, and they are depreciated across their estimated useful life. Accrued expenses and other current liabilities increased mainly because of the increase in salary and welfare payable that accompanies an increase in employees. The deferred revenue mainly consists of the upfront tuition fee payments from our students. It increased in 2016 due to the growth of our directly operated kindergartens.

Net cash generated from operating activities in the year ended December 31, 2015 was US$23.8 million. The difference between our net loss of US$1.3 million and the net cash generated from operating activities was due to (i) an adjustment of US$6.1 million in non-cash items, which mainly consist of depreciation and amortization, (ii) an increase of US$7.0 million in prepayments from customers, (iii) an increase of US$5.7 million in accrued expenses and other current liabilities, and (iv) an increase of US$4.9 million in deferred revenue. The depreciation of property, plant and equipment was due to normal amortization of our property, plant and equipment used in operation. The increase in accrued expenses and other current liabilities was due to the increase in salary and welfare payable that accompanies an increase in employees. The increase in deferred revenue was due to growth of our directly operated kindergartens and play-and-learn centers. Payments of initial franchise fees before a franchise teaching facility commences operation are recorded as prepayments from customers. The increase of prepayments from customers was mainly due to the expansion of our franchise network.

Investing Activities

Net cash used in investing activities was US$8.7 million in the year ended December 31, 2017, primarily due to a US$11.9 million used in purchase of property, plant and equipment and spending on leasehold improvement to support our expansion of directly operated kindergartens.

Net cash used in investing activities was US$12.1 million in the year ended December 31, 2016, primarily due to a US$11.3 million used in purchase of property, plant and equipment and spending on leasehold improvement to support our expansion of directly operated kindergartens.

Net cash used in investing activities was US$15.0 million in the year ended December 31, 2015, primarily due to (i) US$12.1 million used in purchase of property, plant and equipment and spending on leasehold improvement to support our expansion of directly operated kindergartens and (ii) US$6.5 million used as loans to related parties, partially offset by US$4.4 million received from repayment of loans from related parties.

Financing Activities

Net cash generated from financing activities in the year ended December 31, 2017 was US$92.5 million, primarily generated from US$94.6 million of proceeds from issuing ordinary shares, partially offset by payment of initial public offering costs in an amount of US$3.1 million.

Net cash generated from financing activities in the year ended December 31, 2016 was US$1.4 million in the form of capital injection from minority shareholders.

Net cash generated from financing activities in the year ended December 31, 2015 was US$0.7 million. In 2015, we received US$50.2 million from issuance of ordinary shares to an existing shareholder and used the same proceeds to repurchase certain ordinary shares and all preferred shares. We received capital injection of US$0.7 million from minority shareholders.

Capital Expenditures

Our capital expenditures are incurred mainly for new teaching facility establishment and existing facility renovations. We made capital expenditures of US$9.2 million, US$11.2 million and US$14.7 million in 2015, 2016 and 2017, respectively. The increases of capital expenditures was mainly due to the opening of new directly operated kindergartens.

We will continue to make capital expenditures to support the expected growth of our business.

Holding Company Structure

RYB Education, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, our consolidated variable interest entity and its subsidiaries in China. As a result, RYB Education, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and our consolidated variable interest entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-4 years	More than 4 years
	(in thousands of US$)
Operating Lease Obligations	40,580	9,971	16,709	7,323	6,577
Purchase Obligations	3,060	619	1,288	408	745
Total	43,640	10,590	17,997	7,731	7,322

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2015, 2016 and 2017 were US$9.4 million, US$10.6 million and US$11.8 million, respectively. Purchase obligations relate to future minimum purchase obligations under the non-cancelable purchase agreements related to curriculum collaboration with international institutions.

On November 5, 2015, one of our shareholders, RYB Education Limited, entered into a Note Purchase Agreement with Ascendent Rainbow (Cayman) Limited to issue secured exchangeable redeemable notes with a principle amount of US$51.7 million. In connection with this transaction, we entered into an Onshore Share Pledge Agreement, pursuant to which we pledged 100% equity interest of RYB Technology in favor of Ascendent Rainbow (Cayman) Limited.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of March 31, 2018.

Directors and Executive Officers	Age	Position/Title
Chimin Cao	54	Co-founder, Executive Director and Chairman of the Board
Yanlai Shi	47	Co-founder, Executive Director and Chief Executive Officer
Liang Meng	45	Director
Joel A. Getz	53	Independent Director
Dennis Demiao Zhu	54	Independent Director
Zhengong Chang	67	Independent Director
Ping Wei	46	Chief Financial Officer

Mr. Chimin Cao is our co-founder and has served as chairman of the board since our inception. Mr. Cao has a wealth of experience in the early childhood education industry. Together with Ms. Yanlai Shi, Mr. Cao established our first play-and-learn center in 1998 and then incorporated Beijing RYB to expand our operations in July 2001. Prior to that, Mr. Cao founded Beijing Dongrun Fandoule Kepu Entertainment Co. Ltd. in 1996 as the first franchise to introduce Fun Dazzle indoor playgrounds to Beijing. Mr. Chimin Cao received his joint master’s degree of management from the Australian National University and Tsinghua University in 2007.

Ms. Yanlai Shi is our co-founder and has served as director and chief executive officer since our inception. Ms. Shi is a pioneer of the early childhood education industry in China. Ms. Shi also holds various positions, including a member of National Committee of the Chinese People’s Political Consultative Conference of Fengtai District, Beijing, and a representative of the 11th National Congress of Chinese Women. Ms. Shi has received many honors in the business world as well. To name a few, she was awarded “Leader of Education Industry” in 2016 and “The Most Influential Business Women in China” in 2014. Ms. Shi received her bachelor’s degree in law from Peking University and joint master’s degree in management from the Australian National University and Tsinghua University.

Mr. Liang Meng has served as our director since November 2015. In addition to his role in our company, Mr. Meng is also the founding managing partner of Ascendent Capital Partners, a China-based private equity firm. Prior to Ascendent, Mr. Meng was a managing director of D. E. Shaw & Co., where he was the leader of the firm’s Asian investment office. He also founded and was CEO of D. E. Shaw & Co. private equity business in Greater China. Previously, Mr. Meng was a managing director of JP Morgan Securities (Asia Pacific) Limited and co-head of China. In addition to his roles in business world, Mr. Meng is currently a Donaldson Fellow of Yale School of Management and the co-chairman of the school’s Greater China Advisory Board. He is also an Advisory Board member of the Harvard Kennedy School Mossavar-Rahmani Center, and a founding council member of the Future Forum, a non-profit platform for the promotion of science in China. Mr. Liang Meng earned his M.B.A. from the Yale School of Management.

Mr. Joel A. Getz started to serve as our director in September 2017. Mr. Getz is now the senior associate dean for Development and Alumni Relations at the Yale School of Management. In addition to that, Mr. Getz serves as secretary and independent director of Stephan Co., a publicly traded manufacturer and distributor of hair care, skincare and personal care items in the U.S. Prior to that, Mr. Getz held senior development roles at several non-profit organizations. From 1990 to 1997, Mr. Getz was the president and co-founder of Rim Pacific, a manufacturing and distribution firm focusing on art reproductions. Mr. Getz received his B.A. in 1986 from Harvard University.

Mr. Dennis Demiao Zhu started to serve as our director in September 2017. Mr. Zhu worked at Oaktree Capital (Hong Kong) Limited from 2005 to 2011, serving as its managing director first and later as a senior advisor. Prior to joining Oaktree, Mr. Zhu was managing director, chairman of Greater China Operating Committee and member of Asia Pacific Executive Committee at JPMorgan Chase. Between 1994 and 1999, Mr. Zhu worked at Credit Suisse First Boston in the Equity Capital Markets and Investment Banking departments as Head of China Businesses. From 1992 to 1994, Mr. Zhu worked at FMC Corporation’s Investment Analysis Department and was based in Chicago. Mr. Zhang received his M.B.A. degree from the University of Chicago Booth School of Business in 1993 and is currently the co-chairman of Asia Regional Cabinet of the Global Advisory Board of the University of Chicago Booth School of Business.

Mr. Zhengong Chang started to serve as our director in September 2017. Mr. Chang is now the president of Beijing FYJS Investment Inc. Between April 2013 and April 2014, Mr. Chang served as a consultant to Huawei Technologies Co., Ltd, and he was an independent director of the board of BOYA Software Group between April 2011 and April 2015. From September 2011 to September 2013, Mr. Chang was an independent director of the board of Beijing Yucheng Technologies Limited. Mr. Zhengong Chang has been the co-chairman of the Federation of Sino-Canadian Business Marketing Association since 2006. Mr. Chang also founded and served as the president of CBL Data Recovery Technologies Inc. from March 1992 to May 2010. Mr. Chang received his master’s degree in computer science from Stevens Institute of Technology, New Jersey in 1987.

Ms. Ping Wei has served as our chief financial officer since May 2017. Prior to joining us, Ms. Wei served as the chief financial officer of Lazada South East Asia Pte. Ltd. from July 2016 to April 2017 and the chief financial officer of Meilishuo Technology Ltd. from January 2015 to February 2016. From March 2008 to January 2015, Ms. Wei served as the chief financial officer of China Distance Education Holdings Ltd., a New York Stock Exchange-listed company. Prior to that, Ms. Wei held several positions in New Oriental Education & Technology Group Inc., Lorus Therapeutics Inc., Deloitte Touche Tohmatsu Limited and Arthur Andersen Huaqiang from October 1994 to March 2008. Ms. Wei is USCPA from Illinois and a Canadian CPA. Ms. Wei received her bachelor degree of accounting from Central University of Finance and Economics in 1993.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to; (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB3.9 million (US$0.6 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2009 Share Incentive Plan

In September 2009, our board of directors approved the 2009 Share Incentive Plan, which we refer to as the 2009 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares that may be issued under the 2009 Plan was at first 1,222,910, and was later increased by the board of director to 2,573,756 in 2011. As of March 31, 2018, options to purchase 2,022,256 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2009 Plan.

Types of Awards.  The 2009 Plan permits the awards of options.

Plan Administration.  Our board of directors will administer the 2009 Plan. The board of directors will determine the participants to receive awards and the terms and conditions of each award grant.

Award Agreement.  Awards granted under the 2009 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates.

Eligibility.  We may grant awards to our employees, directors and consultants of our company.

Vesting Schedule.  In general, options granted under the 2009 Plan will vest in three years, with 40%, 30% and 30% vesting at the 1st, 2nd and 3rd anniversary.

Exercise of Options.  The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is nine years from the date of a grant.

The following table summarizes, as of March 31, 2018, the options granted under our 2009 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chimin Cao	*	3.11	September 29, 2013	From November 17, 2021 to July 15, 2022
Yanlai Shi	583,460	1.08	September 11, 2009	From April 27, 2018 to May 27, 2020
	*	3.11	September 29, 2013	From November 17, 2021 to July 15, 2022
	887,546	2.88	November 5, 2015	November 4, 2023
	*	1.58	July 1, 2017	June 30, 2025

*      Less than 1% of our total outstanding shares.

As of March 31, 2018, other employees as a group held options to purchase 794,450 ordinary shares of our company, with exercise prices ranging from US$1.08 to US$3.11 per share.

2017 Share Incentive Plan

In June 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated from time to time, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is initially 2,059,005 Class A ordinary shares, plus an annual increase in the maximum number of Class A ordinary shares on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the lesser of (i) 2.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number as may be determined by the board of directors. As of March 31, 2018, options to purchase 2,055,005 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2017 Plan.

Types of Awards.  The 2017 Plan permits the awards of options, restricted shares or any other type of awards that the committee decides.

Plan Administration.  Our board of directors or a committee of one or more members of the board of directors will administer the 2017 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement.  Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility.  We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options.  The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions.  Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and Amendment of the 2017 Plan.  Unless terminated earlier, the 2017 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of March 31, 2018, the options granted under our 2017 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options and Restricted Shares Awarded		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chimin Cao	514,751		11.66	June 22, 2017	June 21, 2027
	*	(1)	N/A	March 14, 2018	March 13, 2028
Yanlai Shi	772,127		11.66	June 22, 2017	June 21, 2027
	*	(1)	N/A	March 14, 2018	March 13, 2028
Ping Wei	*		11.66	June 22, 2017	June 21, 2027
	*	(1)	N/A	March 14, 2018	March 13, 2028

(1)   Restricted shares

*      Less than 1% of our total outstanding shares.

As of March 31, 2018, other employees as a group held options to purchase 510,751 ordinary shares of our company, with exercise price of US$11.66 per share.

C.                                    Board Practices

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, and issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Mr. Joel A. Getz, Mr. Dennis Demiao Zhu and Mr. Zhengong Chang. Mr. Zhu is the chairman of our audit committee. We have determined that Mr. Getz, Mr. Zhu and Mr. Chang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Mr. Zhu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Joel A. Getz, Mr. Dennis Demiao Zhu and Mr. Zhengong Chang. Mr. Chang is the chairman of our compensation committee. We have determined that Mr. Getz, Mr. Zhu and Mr. Chang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Chimin Cao, Mr. Dennis Demiao Zhu and Mr. Zhengong Chang. Mr. Cao is the chairperson of our nominating and corporate governance committee. Each of Mr. Zhu and Mr. Chang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors owe to our company a duty to exercise the care, and diligence that a reasonably prudent person would exercise in comparable circumstances and a duty to exercise the skill they actually possess. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office and responsibilities of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will also cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association. Where the office of a director is vacated in any of these circumstances, our board of directors may appoint another director to fill the vacancy so created. Our officers are elected by and serve at the discretion of the board of directors.

D.                                    Employees

As of December 31, 2015, 2016 and 2017, we had a total of 3,634 and 4,434 and 4,994 employees, respectively. Almost all of our employees are located in China. The following table sets forth the breakdown of our own employees as of December 31, 2017 by function:

Functions:	Number of Employees	% of Total
Teaching staff in directly operated teaching facilities	3,038	61%
Other staff in directly operated teaching facilities and supporting branch offices	1,378	28%
Network support and supervision	351	7%
Research and development*	33	1%
Selling, general and administrative	194	4%
Total	4,994	100%

*              Note: Aside from our dedicated research and development team, many of our teaching staff and facility principals also actively participate in our daily content development activities.

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages proactivity and responsibility, and, as a result, we have generally been able to attract and retain qualified personnel.

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan, and a housing provident fund. We are required by PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with our employees, in addition, we enter into confidentiality and intellectual property rights agreements with our key employees.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 22,264,660 Class A ordinary shares and 6,949,141 Class B ordinary shares outstanding as of March 31, 2018.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2018, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power†
Directors and Executive Officers:**
Chimin Cao(1)	4,150,854	2,059,005	6,209,859	21.2%	27.0%
Yanlai Shi(2)	1,513,547	2,059,005	3,572,552	11.7%	23.8%
Liang Meng(3)	5,713,612	2,831,131	8,544,743	29.2%	37.1%
Joel A. Getz	—	—	—	—	—
Dennis Demiao Zhu	—	—	—	—	—
Zhengong Chang	—	—	—	—	—
Ping Wei	—	—	—	—	—
All Directors and Executive Officers as a Group	11,378,013	6,949,141	18,327,154	60.2%	87.0%

Principal Shareholders:
Ascendent Rainbow (Cayman) Limited(4)	5,713,612	2,831,131	8,544,743	29.2%	37.1%
Joy Year Limited(5)	4,135,854	2,059,005	6,194,859	21.2%	26.9%
Trump Creation Limited(6)	2,108,691	—	2,108,691	7.2%	2.3%
Bloom Star Limited(7)	—	1,194,865	1,194,865	4.1%	13.0%
RYB Education Limited(8)	300,741	864,140	1,164,881	4.0%	9.7%

†        For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

*        Less than 1% of our total outstanding ordinary shares.

**      Except for Messrs. Liang Meng, Dennis Demiao Zhu and Zhengong Chang, the business address of our directors and executive officers is c/o 4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China. The business address of Mr. Liang Meng’s is Suite 1609, 16/F, Jardine House, 1 Connaught Place, Central, Hong Kong. The business address of Mr. Dennis Demiao Zhu is Park Avenue 2-29G, 6 Chaoyang Park Nanlu, Beijing, 100026, People’s Republic of China. The business address of Mr. Zhengong Chang is 710-131 Upper Duke Cres. Markham ON, L6G 0B6, Canada.

(1)   Represents (i) 4,135,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company, and (ii) 15,000 Class A ordinary shares Top Genius Ventures Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after March 31, 2018. Both Joy Year Limited and Top Genius Ventures Limited are ultimately held by The Top Genius Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Chimin Cao is the settlor of The Top Genius Trust, and Mr. Cao and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited and Top Genius Ventures Limited in our company.

(2)   Represents (i) 1,194,865 Class B ordinary shares held by Bloom Star Limited, a British Virgin Islands company, (ii) 300,741 Class A ordinary shares and 864,140 Class B ordinary shares held by RYB Education Limited, a Cayman Islands company, and (iii) 1,212,806 Class A ordinary shares Noble Hero Holdings Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after March 31, 2018. Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited are all ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited in our company.

(3)   Represents the 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares held by Ascendent Rainbow (Cayman) Limited. Mr. Liang Meng is a director of, and holds 50% of equity interests in, Ascendent Capital Partners II GP Limited, the general partner of Ascendent Capital Partners II GP, L.P., which in turn is the general partner of Ascendent Capital Partners II, L.P., the sole shareholder of Ascendent Rainbow (Cayman) Limited.

(4)   Represents the 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares held by Ascendent Rainbow (Cayman) Limited. The registered address of Ascendent Rainbow (Cayman) Limited is at the office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Ascendent Rainbow (Cayman) Limited is wholly owned by Ascendent Capital Partners II, L.P., a Cayman Islands limited partnership, whose general partner is Ascendent Capital Partners II GP, L.P., another Cayman Islands limited partnership. The general partner of Ascendent Capital Partners II GP., L.P. is Ascendent Capital Partners II GP Limited, a Cayman Islands company. Mr. Liang Meng is a director, and holds 50% of equity interests in, Ascendent Capital Partners II GP Limited.

(5)   Represents the 4,685,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company. Joy Year Limited is ultimately held by The Top Genius Trust. Mr. Chimin Cao is the settlor and proctor of The Top Genius Trust, and Mr. Cao and his family members are its beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited in our company. The registered address of Joy Year Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(6)   Represents the 2,108,691 Class A ordinary shares held by Trump Creation Limited, a British Virgin Islands company. The registered address of Trump Creation Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)   Represents the 1,194,865 Class B ordinary shares held by Bloom Star Limited, a British Virgin Islands company. Bloom Star Limited is ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Bloom Star Limited in our company.

(8)   Represents the 300,741 Class B ordinary shares held by RYB Education Limited, a Cayman Islands company. RYB Education Limited is ultimately held by The Noble Hero Trust. Ms. Yanlai Shi is the settlor and proctor of The Noble Hero Trust, and Ms. Shi and her family members are its beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by RYB Education Limited in our company.

To our knowledge, as of March 31, 2018, 8,970,000 of our ordinary shares were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Registration Rights Agreement

We have granted certain registration rights to Ascendent. Set forth below is a description of the registration rights granted under our agreement with Ascendent.

Demand Registration Rights.  At any time after 180 days after the effective date of the registration statement for a public offering, Ascendent has the right to demand that we file a registration statement covering the registration of any of its registrable securities. We are not obligated to effect more than two demand registrations, other than demand registration to be effected pursuant to registration statement on Form F-3, for which an unlimited number of demand registrations shall be permitted.

Piggyback Registration Rights.  If we propose to file a registration statement for a public offering of our securities, we must offer Ascendent an opportunity to include in the registration the number of registrable securities of the same class or series as those proposed to be registered. If the managing underwriters of any underwritten offering determine in its view the number of registrable securities exceeds the maximum offering size, the registrable securities shall allocate first to us, second to Ascendent and third to any other holders of our securities; provided that Ascendent shall be entitled to register the offer and sale or distribute at least 50% of the securities to be included in any such registration statement.

Form F-3 Registration Rights.  Ascendent may request us in writing to file an unlimited number of registration statements on Form F-3 of registrable securities with total value of no less than US$10 million. Within two months of receiving such request, we shall effect the registration of the securities on Form F-3.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2009 Share Incentive Plan” and “—2017 Share Incentive Plan.”

Other Transactions with Related Parties

We have rented certain facilities from Ms. Zhiying Li, the spouse of Mr. Chimin Cao, our co-founder and Chairman of the Board. During 2015, 2016 and 2017, we incurred US$0.3 million, US$0.3 million and US$0.3 million in rental expenses to Ms. Li. We had US$0.3 million, nil and nil due from Ms. Li as of December 31, 2015, 2016 and 2017, respectively, as prepaid rental expenses for the next year.

We have also extended loans that are interest-free, unsecured and payable on demand to certain related parties.

We have historically extended such loans to Mr. Chimin Cao and entities controlled by him for his personal use. As of December 31, 2015 and 2016, the outstanding principal amount under such loans extended to Mr. Cao and an entity controlled by him was US$0.1 million and US$0.1 million, respectively. These loans were fully repaid in June 2017.

We have historically extended such loans to Ms. Yanlai Shi and entities controlled by her for her personal use. As of December 31, 2015 and 2016, the outstanding principal amount under such loans extended to Ms. Shi and entities controlled by her was US$3.9 million and US$3.6 million, respectively. These loans were fully repaid in June 2017.

In 2016, we extended such loans to Hainan RYB International Kindergarten Management Co., Ltd., our equity investee, for working capital use. As of December 31, 2017, the outstanding principal amount under such loans was US$0.1 million.

In November 2015, as part of the repurchase of series B preferred shares of our company, Glossy Growth Limited, a company controlled by Mr. Chimin Cao and Ms. Yanlai Shi, made capital contribution to our company in the amount of US$2.0 million. In June 2017, we determined a return of capital at US$2.0 million in the aggregate to Mr. Cao and Ms. Shi in relation to this capital contribution. US$1.01 million of the return of capital was used to offset a US$1.01 million interest-free loan extended to Glossy Growth Limited in March 2017 and the balance of US$0.99 million has been repaid as of December 31, 2017.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We and two of our directors and officers were named as defendants in two putative class actions filed in the United States District Court for the Southern District of New York:  Qian v. RYB Education, Inc. et al., Case No. 1:17-cv-09261-KPF (S.D.N.Y.) and Wang v. RYB Education, Inc. et al., Case No. 1:17-cv-09320-UA (S.D.N.Y.).  The complaints in both actions allege that our registration statements contained misstatements or omissions regarding our business, operation, and compliance in violation of the U.S. securities laws.  The complaints state that the plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading in our securities between September 27 and November 22, 2017, and allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act of 1933.  On January 3, 2018, the court entered an order consolidating the two cases.  On January 27, 2018, certain plaintiffs moved to appoint them as lead plaintiffs and to approve their choice of counsel, which is currently pending before the court.

We, three of our directors and officers, and certain underwriters for our initial public offering were also named as defendants in a putative class action filed in the Superior Court of the State of California for the County of San Mateo:  Qian v. RYB Education, Inc. et al., Case No. 17CIV05494.  The complaint alleges that our registration statements contained misstatements or omissions regarding our business, operations and prospects in violation of the U.S. securities laws.  The complaint states that the plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their purchase or other acquisition of our securities in connection with our initial public offering on or about September 27, 2017, and alleges violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933.

As the cases remain in their preliminary stages, we express no opinion on the likelihood of any unfavorable outcome or any estimate of the amount or range of any potential loss.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, our company may only pay dividends out of either profit or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.                                    Offering and Listing Details

Our ADSs, each representing one Class A ordinary share of ours, have been listed on the New York Stock Exchange since September 27, 2017. Our ADSs trade under the symbol “RYB.”

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for each period indicated.

	Trading Price
	High	Low
	US$	US$

Annual Highs and Lows
2017 (since September 27, 2017)	31.80	15.50

Quarterly Highs and Lows
Fourth Quarter 2017 (since September 27, 2017)	31.80	15.50
First Quarter 2018	20.89	16.13
Second Quarter 2018 (through April 20, 2018)	17.86	16.31

Monthly Highs and Lows
November 2017	30.50	15.56
December 2017	19.20	15.50
January 2018	20.33	16.43
February 2018	19.90	16.50
March 2018	20.89	16.13
April 2018 (through April 20, 2018)	17.86	16.31

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing one Class A ordinary share of ours, have been listed on the New York Stock Exchange since September 27, 2017 under the symbol “RYB.”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association, as well as the Companies Law (2018 Revision) insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form, and are issued when registered in our register of shareholders. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our articles of association) of such holder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person or entity that is not an Affiliate of the registered holder of such shares, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. In addition, if at any time, Mr. Chimin Cao, Ms. Yanlai Shi and their respective affiliates collectively hold less than 5% of the issued and outstanding share capital of our company, each issued and outstanding Class B ordinary share shall be automatically re-designated into one Class A ordinary share, and we will not issue any Class B ordinary shares thereafter.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor, which under Cayman law includes our profits, realized or unrealized, and any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of our share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by shareholders entitled to do so at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by shareholders entitled to do so at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.  As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board or a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or representing by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings as at the date of the deposit, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or such other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required; and

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

•                  a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers by electronic means or by any other means in accordance with the rules of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided always that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by either our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our board of director may from time to time determine whether the accounts and books of the Company shall be open to the inspection of our shareholders.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of March 31, 2018, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs and ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gain derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that RYB Education, Inc. is not a PRC resident enterprise for PRC tax purposes. RYB Education, Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that RYB Education, Inc. meets all of the conditions above. RYB Education, Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that RYB Education, Inc. is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of RYB Education, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that RYB Education, Inc. is treated as a PRC resident enterprise.

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise.

The State Administration of Taxation issued an SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” the indirect transfer. On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7, to supersede the rules with respect to the Indirect Transfer under SAT Circular 698. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7  and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders in securities that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  persons liable for alternative minimum tax;

•                  holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  investors that have a functional currency other than the U.S. dollar;

•                  persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal tax law to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets and the market value of our ADSs, we do not believe we are a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our Class A ordinary shares) will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradeable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the income tax treaty between the United States and the PRC may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes. You should consult your tax advisor regarding the creditability of any PRC tax.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADS or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are encouraged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiary, our variable interest entity or any of the subsidiaries or sponsored entities of our variable interest entity is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary, our variable interest entity or any of the subsidiaries or sponsored entities of our variable interest entity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. For those purposes, our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the New York Stock Exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

Information Reporting

Certain U.S. Holders may be required to report information to the IRS with respect to the beneficial ownership of our ADSs or Class A ordinary shares. These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                                        Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Market Risks

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities. A significant portion of our revenue-generating transactions and expense-related transactions are denominated in Renminbi, which is the functional currency of our subsidiary, VIE and its subsidiaries in China. We do not hedge against currency risk.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC announced plans to improve the central parity rate of the Renminbi against the U.S. dollar by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

As of December 31, 2017, we had Renminbi-denominated cash and cash equivalents, accrued expenses and other current liabilities and deferred revenue of RMB425 million, RMB329 million and RMB215 million, respectively. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 29, 2017 would result in a decrease of US$6.3 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 29, 2017 would result in an increase of US$4.9 million and US$3.2 million in accrued expenses and other current liabilities and deferred revenue, respectively.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Citibank, N.A. is our depositary. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

An ADS holder will be required to pay the following fees under the terms of the deposit agreement:

Services:	Fees:

• Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares)	• Up to US$0.05 per ADS issued

• Cancellation of ADSs	• Up to US$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., sale of rights and other entitlements)	• Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	• Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares)	• Up to US$0.05 per ADS held

• ADS Services	• Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, by making available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2017, we received reimbursement in the amount of US$0.4 million from the depositary.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-220259 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 5,500,000 ADSs representing 5,500,000 Class A ordinary shares, at an initial offering price of US$18.50 per ADS. Our initial public offering closed in September 2017. Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. International plc were the representatives of the underwriters for our initial public offering. Counting in the ADSs sold upon the exercise of the over-allotment option by our underwriters, we, Ascendent Rainbow (Cayman) Limited, Mr. Chimin Cao and Ms. Yanlai Shi offered and sold 5,500,000, 2,370,000, 550,000 and 550,000 ADSs, respectively, and received total purchase price of US$94.6 million, US$40.8 million, US$9.5 million and US$9.5 million, respectively.

The F-1 Registration Statement was declared effective by the SEC on September 26, 2017. For the period from the effective date of the F-1 Registration Statement to December 31, 2017, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$11.6 million, which included US$7.1 million in underwriting discounts and commissions for the initial public offering and approximately US$4.5 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$90.1 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2017. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Changes in Internal Control over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In preparing our consolidated financial statements for the three years in the period ended December 31, 2016 included in our  registration statement on Form F-1 filed in connection with our initial public offering, we and our independent registered public accounting firm identified two “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) our lack of accounting personnel with appropriate knowledge of U.S. GAAP and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

In response to the material weaknesses identified and in cooperation with our board of directors and under the supervision of our board’s audit committee, we have actively engaged during 2017 in a number of actions to remediate the material weaknesses described above, including:

(i)              we have appointed Ms. Ping Wei as our Chief Financial Officer. Ms. Wei is a member of the American Institute of Certified Public Accountants and has rich experience in senior finance positions of multiple public companies listed in the United States;

(ii)           we have hired an internal audit director and established our internal audit department to enhance internal controls;

(iii)        we have developed key accounting manuals by end of 2017  and plan to implement in 2018;

As of December 31, 2017, we determined that the above-mentioned material weaknesses had been remediated.

In preparing our consolidated financial statements for the year ended December 31, 2017, we identified certain control deficiencies in our internal control over financial reporting as of December 31, 2017. We may identify additional control deficiencies in the future. Should we discover such deficiencies, we intend to remediate them as soon as possible.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dennis Demiao Zhu, a member of our audit committee and independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in August 2017. We have posted a copy of our code of business conduct and ethics on our website at http://ir.rybbaby.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2016	2017
	(in thousands of US$)
Audit fees(1)	240	1,520

(1)          “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering in 2017.

The policy of our audit committee is to pre-approve all audit and other service provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of RYB Education, Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, effective September 27, 2017 (incorporated herein by reference to Exhibit 3.2 to the Form F-1/A filed on September 13, 2017 (File No. 333-220259))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on September 13, 2017 (File No. 333-220259))
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on September 13, 2017 (File No. 333-220259))
2.3

Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on September 13, 2017 (File No. 333-220259))

2.4

Shareholder and Noteholder Agreement between the Registrant and other parties thereto dated November 5, 2015 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))

4.1	English summary of 2009 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))
4.2	2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))
4.5

English translation of amended and restated Exclusive Consultation and Services Agreement among RYB Technology, Beijing RYB and shareholders of Beijing RYB dated November 4, 2015 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))

4.6

English translation of amended and restated Business Operation Agreement among RYB Technology, Beijing RYB and shareholders of Beijing RYB dated November 4, 2015 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))

4.7

English translation of Equity Pledge Agreement among RYB Technology, Beijing RYB and shareholders of Beijing RYB dated November 4, 2015 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))

4.8

English translation of amended and restated Equity Disposal Agreement among RYB Technology, Beijing RYB and shareholders of Beijing RYB dated November 4, 2015 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))

4.9

English translation of Power of Attorney granted by shareholders of Beijing RYB dated November 4, 2015 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))

4.10

Registration Rights Agreement between the Registrant and Ascendent Rainbow (Cayman) Limited dated September 13, 2017 (incorporated herein by reference to Exhibit 10.10 to the Form F-1/A filed on September 13, 2017 (File No. 333-220259))

8.1*	Significant Subsidiaries and Consolidated Affiliates Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices

Exhibit
Number	Description of Document
15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*      Filed with this Annual Report on Form 20-F.

**    Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RYB Education, Inc.

	By:	/s/ Yanlai Shi
		Name:	Yanlai Shi
		Title:	Executive Director and Chief Executive Officer

Date: April 25, 2018

RYB Education, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of RYB Education, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RYB Education, Inc. (the “Company”) and its subsidiary, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries and kindergartens (collectively the “Group”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income(loss), changes in shareholders’ equity(deficit)  and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 25, 2018

We have served as the Company’s auditor since 2016.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31
	2016	2017

ASSETS
Current assets
Cash and cash equivalents	46,256	158,691
Term deposits	432	—
Accounts receivable (net of allowance for doubtful accounts of $34 and $36 as of December 31, 2016 and 2017, respectively)	1,022	901
Inventories	3,043	3,549
Prepaid expenses and other current assets	9,414	9,541
Amounts due from related parties	3,816	126
Total current assets	63,983	172,808
Non-current assets
Restricted cash	372	543
Property, plant and equipment, net	29,411	40,163
Goodwill	401	428
Long-term investments	378	256
Deferred tax assets	6,951	12,430
Other non-current assets	2,914	3,110
TOTAL ASSETS	104,410	229,738

LIABILITIES

Current liabilities
Prepayments from customers, current portion (including prepayments from customers of the consolidated VIE without recourse to the Group of $16,570 and $11,962 as of December 31, 2016 and 2017, respectively)	16,576	11,968
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of $36,063 and $48,123 as of December 31, 2016 and 2017, respectively)	36,436	51,854
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of $5,498 and $10,125 as of December 31, 2016 and 2017, respectively)	5,869	10,534
Deferred revenue, current portion (including deferred revenue of the consolidated VIE without recourse to the Group of $20,446 and $22,327 as of December 31, 2016 and 2017, respectively)	21,406	22,666
Total current liabilities	80,287	97,022

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31
	2016	2017

Non-current liabilities
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIE without recourse to the Group of $5,908, and $8,542 as of December 31, 2016 and 2017, respectively)	5,908	8,542
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIE without recourse to the Group of $6,742, and $8,505 as of December 31, 2016 and 2017, respectively)	8,242	10,396
Other non-current liabilities (including other non-current liabilities of the consolidated VIE without recourse to the Group of $6,012 and $8,484 as of December 31, 2016 and 2017, respectively)	6,012	8,484
TOTAL LIABILITIES	100,449	124,444

EQUITY

Golden share (par value of $0.001 per share; 1 share authorized; 1 and nil share issued and outstanding as of December 31, 2016 and 2017, respectively)	—	—
Ordinary shares (par value of $0.001 per share; 99,999,999 shares authorized; 23,163,801 and 29,213,801 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	23	29
Additional paid-in capital	36,420	129,134
Statutory reserve	2,156	2,678
Accumulated other comprehensive income	381	783
Accumulated deficit	(35,472)	(28,879)
Total RYB Education, Inc. shareholders’ equity	3,508	103,745
Noncontrolling interest	453	1,549
TOTAL EQUITY	3,961	105,294
TOTAL LIABILITIES AND EQUITY	104,410	229,738

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31,
	2015	2016	2017

Net revenues:
Services	74,815	95,936	122,869
Products	8,043	12,577	17,934
Total net revenues	82,858	108,513	140,803

Cost of revenues:
Services	70,310	85,356	101,522
Products	4,047	6,260	9,755
Total cost of revenues	74,357	91,616	111,277
Gross profit	8,501	16,897	29,526

Operating expenses:
Selling expenses	1,191	1,922	1,774
General and administrative expenses	8,389	7,424	18,418
Total operating expenses	9,580	9,346	20,192
Operating (loss) income	(1,079)	7,551	9,334
Interest income	74	107	563
Government subsidy income	526	573	863
Gain (loss) on disposal of subsidiaries	163	—	(168)
(Loss) income before income taxes	(316)	8,231	10,592
Income tax expenses	980	2,155	3,812
(Loss) income before loss in equity method investments	(1,296)	6,076	6,780
Loss from equity method investments	—	(189)	(239)
Net (loss) income	(1,296)	5,887	6,541
Less: Net loss attributable to noncontrolling interest	(664)	(618)	(574)
Net (loss) income attributable to RYB Education, Inc.	(632)	6,505	7,115
Less: Accretion of convertible redeemable preferred shares	2,384	—	—
Deemed dividends to convertible redeemable preferred shareholders	763	—	—
Net (loss) income attributable to ordinary shareholders of RYB Education, Inc.	(3,779)	6,505	7,115
Net (loss) income per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	(0.22)	0.28	0.29
Diluted	(0.22)	0.26	0.27
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	16,929,789	23,163,801	24,735,445
Diluted	16,929,789	24,682,525	26,566,657

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Years ended December 31
	2015	2016	2017

Net (loss) income	(1,296)	5,887	6,541
Other comprehensive income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	161	(99)	410
Total comprehensive (loss) income	(1,135)	5,788	6,951
Less: comprehensive loss attributable to noncontrolling interest	(648)	(630)	(566)
Comprehensive (loss) income attributable to RYB Education, Inc.	(487)	6,418	7,517

The accompanying notes are an integral part of the consolidated financial statements.

RYB EDUCATION, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands of U.S. dollars, except share data)

	RYB Education, Inc. Shareholders
							Accumulated		Total RYB
	Number of		Number of		Additional		other		Education, Inc.		Total
	golden	Golden	ordinary	Ordinary	paid-in	Statutory	comprehensive	Accumulated	shareholders’	Noncontrolling	(deficit)
	share	share	Share	share	capital	reserve	income	deficit	equity	interest	equity

Balance as of January 1, 2015	—	—	15,800,000	16	2,512	1,367	323	(38,172)	(33,954)	(461)	(34,415)
Net loss for the year	—	—	—	—	—	—	—	(632)	(632)	(664)	(1,296)
Share-based compensation	—	—	—	—	1,929	—	—	—	1,929	—	1,929
Provision of statutory reserve	—	—	—	—	—	421	—	(421)	—	—	—
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	—	(2,384)	(2,384)	—	(2,384)
Deemed dividends to convertible redeemable preferred shareholders	—	—	—	—	(763)	—	—	—	(763)	—	(763)
Contribution from Mr. Chimin Cao and and Ms. Yanlai Shi (the “Founders”)	—	—	—	—	2,000	—	—	—	2,000	—	2,000
Repurchase of ordinary shares	—	—	(5,684,146)	(6)	(19,469)	—	—	—	(19,475)	—	(19,475)
Issuance of ordinary shares	—	—	13,047,947	13	50,211	—	—	—	50,224	—	50,224
Issuance of golden share	1	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	145	—	145	16	161
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	—	—	695	695
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	75	75
Balance as of December 31, 2015	1	—	23,163,801	23	36,420	1,788	468	(41,609)	(2,910)	(339)	(3,249)
Net income (loss) for the year	—	—	—	—	—	—	—	6,505	6,505	(618)	5,887
Provision of statutory reserve	—	—	—	—	—	368	—	(368)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(87)	—	(87)	(12)	(99)
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	—	—	1,422	1,422
Balance as of December 31, 2016	1	—	23,163,801	23	36,420	2,156	381	(35,472)	3,508	453	3,961
Net income (loss) for the year	—	—	—	—	—	—	—	7,115	7,115	(574)	6,541
Provision of statutory reserve	—	—	—	—	—	522	—	(522)	—	—	—
Share-based payments	—	—	—	—	3,990	—	—	—	3,990	—	3,990
Option exercised	—	—	550,000	1	594	—	—	—	595	—	595
Return of capital	—	—	—	—	(2,000)	—	—	—	(2,000)	—	(2,000)
Foreign currency translation adjustments	—	—	—	—	—	—	402	—	402	8	410
Capital contribution from noncontrolling interest	—	—	—	—	—	—	—	—	—	1,337	1,337
Disposal of non-wholly subsidiaries	—	—	—	—	—	—	—	—	—	325	325
Redemption of golden share	(1)	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (“IPO”) (net of issuance cost of $4,492)	—	—	5,500,000	5	90,130	—	—	—	90,135	—	90,135
Balance as of December 31, 2017	—	—	29,213,801	29	129,134	2,678	783	(28,879)	103,745	1,549	105,294

The accompanying notes are an integral part of the consolidated financial statements.

RYB EDUCATION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years ended December 31
	2015	2016	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(1,296)	5,887	6,541
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation of property, plant and equipment	4,230	4,831	6,099
Change in allowance for doubtful accounts	109	51	—
Loss on disposal of property, plant and equipment	20	6	13
Loss from equity method investments	—	189	239
Net (gain) loss on disposal of subsidiaries	(163)	—	168
Share-based compensation	1,929	—	3,990

Changes in operating assets and liabilities:
Accounts receivable	(49)	(365)	183
Inventories	256	(1,451)	(290)
Prepaid expenses and other current assets	67	(1,438)	(2,110)
Amounts due from related parties	—	189	(115)
Deferred tax assets	(1,441)	(1,687)	(4,826)
Other non-current assets	(555)	(560)	(3)
Prepayments from customers	7,005	6,678	(3,192)
Accrued expenses and other current liabilities	5,664	10,176	10,927
Income tax payable	2,066	3,012	4,113
Deferred revenue	4,880	8,343	1,371
Amounts due to a related party	(14)	—	—
Other non-current liabilities	1,100	1,192	1,991
Net cash generated from operating activities	23,808	35,053	25,099
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of a business, net of cash acquired	(1,031)	—	—
Investments in bank deposits maturing over three months	—	(452)	—
Proceeds from maturity of term deposits	—	—	444
Purchase of long-term investments	(55)	(532)	—
Purchase of property, plant and equipment	(12,080)	(11,305)	(11,917)
Proceeds from disposal of subsidiaries	150	—	—
Cash surrendered in disposal of subsidiaries	—	—	(168)
Loans to related parties	(6,508)	—	(1,010)
Repayment from loans to related parties	4,423	—	3,818
Loans to third parties	(517)	—	—
Repayment from loans to third parties	613	—	—
Proceeds from disposal of property, plant and equipment	55	167	178
Net cash used in investing activities	(14,950)	(12,122)	(8,655)

RYB EDUCATION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Years ended December 31,
	2015	2016	2017

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from noncontrolling interests	695	1,422	1,337
Return of capital to Founders	—	—	(990)
Payment of initial public offering costs	—	—	(3,073)
Proceeds of exercise of options	—	—	595
Proceeds from issuance of ordinary shares	50,224	—	—
Proceeds from initial public offering	—	—	94,627
Payment for repurchase of ordinary shares	(19,475)	—	—
Payment for repurchase of convertible redeemable preferred shares	(30,749)	—	—
Net cash generated from financing activities	695	1,422	92,496
Exchange rate effect on cash and cash equivalents	(977)	(2,690)	3,666
Net increase in cash and cash equivalents, and restricted cash	8,576	21,663	112,606
Cash and cash equivalents, and restricted cash at beginning of the year	16,389	24,965	46,628
Cash and cash equivalents, and restricted cash at end of the year	24,965	46,628	159,234

Supplemental schedule of cash flow information
Income taxes paid	(355)	(723)	(4,626)
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment through deposits made	3,524	506	2,187
Acquisition of property, plant and equipment through payable	—	—	708
Contribution from the Founders	2,000	—	—
Return of capital to settle with a loan from a related party (See Note 19)	—	—	(1,010)
A loan due from a related party settled with return of capital (See Note 19)	—	—	1,010

The accompanying notes are an integral part of the consolidated financial statements.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION

Top Margin Limited was incorporated under the laws of the Cayman Islands on January 11, 2007. In June 2017, Top Margin Limited changed the corporate name into RYB Education, Inc. (the “Company”). The Company, its subsidiary, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries and kindergartens  (collectively the “Group”) are primarily engaged in providing kindergarten educational services, play-and-learn centers services and sale of educational merchandise in the People’s Republic of China (“PRC”).

As of December 31, 2017, details of the Company’s subsidiary, its VIE and VIE’s major subsidiaries and kindergartens were as follows:

Percentage of
	Date of	Place of	legal ownership
Name	establishment	establishment	by the Company	Principal activities

Subsidiary:
Beijing RYB Technology Development Co., Ltd. (“RYB Technology”)	December 24, 2007	PRC	100%	Investment holding and provision of educational services
Variable interest entity:
Beijing RYB Children Education Technology Development Co., Ltd. (“Beijing RYB”)	July 3, 2001	PRC	Consolidated VIE	Investment holding and provision of educational services
VIE’s major subsidiaries and kindergartens (1):

Shenzhen RYB Children Education
Technology Development Co., Ltd.	June 20, 2007	PRC	Consolidated VIE	Sale of educational merchandise and provision of educational services
Beijing Fengtai District RYB Education Training School	July 15, 2010	PRC	Consolidated VIE	Training services
Beijing RYB Youer Technology Development Co., Ltd.	April 2, 2014	PRC	Consolidated VIE	Play-and-learn centers services
Beijing Qingtian Youpin E-Commerce Co., Ltd.	June 8, 2015	PRC	Consolidated VIE	Sale of educational merchandise
Beijing Haidian District RYB Multi-Dimension Intelligence Experimental Kindergarten (2)	January 10, 2005	PRC	Consolidated VIE	Kindergarten services
Beijing Fengtai District RYB Multi-Dimension
Intelligence Experimental Kindergarten (2)	April 14, 2005	PRC	Consolidated VIE	Kindergarten services
Beijing Development RYB Bilingual Kindergarten (2)	February 21, 2006	PRC	Consolidated VIE	Kindergarten services
Beijing Daxing District RYB Kindergarten (2)	July 17, 2008	PRC	Consolidated VIE	Kindergarten services
Beijing Changping District Huilongguan RYB Kindergarten (2)	November 4, 2008	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District Century Jiahua Kindergarten (2)	August 27, 2009	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Kindergarten (2)	August 27, 2009	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Zhongcanyuan Kindergarten (2)	September 14, 2010	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Xintiandi Kindergarten (2)	April 11, 2011	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Hepingli Kindergarten (2)	April 11, 2011	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Dongba Kindergarten (2)	July 5, 2011	PRC	Consolidated VIE	Kindergarten services
Dalian Jinzhou New District RYB Hongxinghai Kindergarten (2)	November 20, 2011	PRC	Consolidated VIE	Kindergarten services
Changsha Kaifu District RYB Kindergarten (2)	March 30, 2012	PRC	Consolidated VIE	Kindergarten services
Jinan Licheng District RYB Wanxiang New Sky Kindergarten (2)	October 30, 2014	PRC	Consolidated VIE	Kindergarten services
Hefei Faneng Sunshine Beach Kindergarten (2)	January 18, 2013	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District Jingsong RYB Kindergarten (2)	July 5, 2013	PRC	Consolidated VIE	Kindergarten services
Guiyang Guanshanhu District RYB Jinyuan Kindergarten (2)	June 3, 2013	PRC	Consolidated VIE	Kindergarten services
Changsha Kaifu District Vanke City RYB Kindergarten (2)	January 8, 2014	PRC	Consolidated VIE	Kindergarten services
Qingdao Shibei District RYB Vanke City Kindergarten (2)	February 21, 2014	PRC	Consolidated VIE	Kindergarten services
Xiamen Siming District RYB Yongniantianshu Kindergarten (2)	July 10, 2015	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Zhuhuanian Kindergarten (2)	October 10, 2015	PRC	Consolidated VIE	Kindergarten services
Beijing Fangshan District RYB Changyang Peninsula Kindergarten (2)	May 3, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Daxing District RYB Hongmulin Kindergarten (2)	May 17, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Haidian District RYB Yidongyuan Kindergarten (2)	December 15, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Hongshan Youyou Education Technology Co., Ltd. (2)	October 18, 2016	PRC	Consolidated VIE	Hongshan Enable Alliance services
Beijing Mentougou District RYB Yongsheng Jiayuan Kindergarten (2)	November 16, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Xicheng District RYB Kindergarten (2)	January 16, 2017	PRC	Consolidated VIE	Kindergarten services
Shenyang Hunnan District RYB Shouchuang International City Kindergarten (2)	February 22, 2017	PRC	Consolidated VIE	Kindergarten services

(1)     The net revenues generated from these major subsidiaries and kindergartens accounted for approximately 70% of Group’s total net revenues for the year ended December 31, 2017. The English name is for identification purpose only.

(2)     These kindergartens are established and controlled by Beijing RYB or its subsidiaries. Under PRC laws and regulations, entities who establish kindergartens are commonly referred to as “sponsors” instead of “owners” or “shareholders”. The economic substance of “sponsorship” in respect of kindergartens is substantially similar to that of ownership with respect to legal, regulatory and tax matters.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements

PRC laws and regulations restrict foreign ownership and investment in the education industry at the kindergarten level. As the Company is deemed a foreign legal person under PRC laws, accordingly the Company’s subsidiary is not eligible to engage in the provision of kindergarten services.

To comply with these foreign ownership restrictions, the Company operates substantially all of its education services through its VIE, Beijing RYB, and the VIE’s subsidiaries and kindergartens in the PRC. The VIE and its subsidiaries and kindergartens hold leases and other assets necessary to provide education services and generate revenues. To provide the Company’s effective control over the VIE and the ability to receive substantially all of the economic benefits of the VIE and its subsidiaries and kindergartens, a series of contractual arrangements were entered into amongst RYB Technology, Beijing RYB and Beijing RYB’s shareholders on July 3, 2008, which were modified on September 19, 2011 and November 4, 2015 when there were changes in the shareholders in Beijing RYB.

•                                          Agreements that transfer economic benefits to the Group:

Exclusive Consultation and Service Agreement

Pursuant to the exclusive consultation and service agreement, Beijing RYB engages RYB Technology as its exclusive operational consultant, and RYB Technology agrees to provide necessary education related consulting services to assist Beijing RYB’s operational activities and business development. Without the prior written consent of RYB Technology, Beijing RYB shall not accept any services subject to this agreement from any third parties. The fees for such consultation and service are determined at RYB Technology’s discretion. For the years ended December 31, 2015, 2016, and 2017, $3,167, $2,139, and $6,075 service fees were charged by RYB Technology, respectively. Unless RYB Technology terminates this agreement in advance, this agreement will remain effective for ten years.  Upon request by RYB Technology, contractual parties to this agreement shall extend the term of this agreement prior to its expiration. Other contractual parties to this agreement cannot terminate this agreement unilaterally.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements — continued

•                                         Agreements that provide the Company effective control over Beijing RYB:

Business Operation Agreement

Pursuant to the business operation agreement, Beijing RYB and its shareholders agreed to, (i) without prior written consent of RYB Technology, Beijing RYB will not conduct any transactions that may have substantial effects on its assets, businesses, personnel, obligations, rights, or business operations. (ii) Beijing RYB will accept and follow RYB Technology’s instructions in relation to Beijing RYB’s daily operational and financial management, election of directors, general manager, financial controller, kindergarten principals, and other senior management executives designated by RYB Technology. (iii) the shareholders will transfer any dividends, income, or interests received as the shareholders of Beijing RYB immediately and unconditionally to RYB Technology. Unless RYB Technology terminates this agreement in advance, this agreement will remain effective for ten years. Upon request by RYB Technology, contractual parties to this agreement shall extend the term of this agreement prior to its expiration. Other contractual parties to this agreement cannot terminate this agreement unilaterally.

Power of Attorney

Pursuant to the power of attorney, each of Beijing RYB’s shareholders irrevocably authorized RYB Technology, or any person(s) designated by RYB Technology, as the attorney-in-fact to act on his or her behalf on all matters pertaining to Beijing RYB and to exercise all of his or her rights as a shareholder of Beijing RYB, including but not limited to convene shareholders’ meeting, vote and sign any resolution as a shareholder, appoint directors, supervisors and officers, amend article of association, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. In addition, each such shareholders also undertakes that he or she will not engage in any activities in violation of this power of attorney or cause conflict of interest between RYB Technology and Beijing RYB or its subsidiaries and kindergartens. The power of attorney will remain in force and irrevocable as long as the applicable shareholder remains a shareholder of Beijing RYB, unless RYB Technology instructs to the contrary in writing.

Equity Pledge Agreement

Pursuant to the equity pledge agreement, Beijing RYB’s shareholders pledged their respective equity interests in Beijing RYB to RYB Technology to guarantee Beijing RYB’s performance, and shareholders’ obligations under the contractual arrangements between the Beijing RYB, its shareholders and RYB Technology. If Beijing RYB or its shareholders breach their contractual obligations under these agreements, RYB Technology, as a pledgee, will have the right to dispose of the pledged equity interests in Beijing RYB and priority in receiving the proceeds from such disposal. Beijing RYB’s shareholders also agree that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

Equity Disposal Agreement

Pursuant to the equity disposal agreement, Beijing RYB’s shareholders irrevocably granted RYB Technology or any third parties designated by RYB Technology an exclusive option to purchase all or part of those shareholders’ equity interests in Beijing RYB at any time that RYB Technology deems fit. The purchase price would be the minimum amount of consideration permitted under applicable PRC law at the time when the option is exercised. Those shareholders further undertake that they will not create any pledge or encumbrance on their equity interests in Beijing RYB, and transfer, gift or otherwise dispose of their equity interests in Beijing RYB to any person(s) other than RYB Technology or its designated third parties. This agreement will remain effective for ten years. Upon request by RYB Technology, contractual parties to this agreement shall extend the term of this agreement prior to its expiration.

As a result of these contractual arrangements, RYB Technology (1) has the power to direct the activities that most significantly affected the economic performance of Beijing RYB, and (2) received the economic benefits of Beijing RYB. In making the conclusion that the RYB Technology, a wholly owned subsidiary of the Company, is the primary beneficiary of Beijing RYB, the Company believes the Company’s rights under the terms of the equity disposal agreement has provided it with a substantive kick out right. More specifically, the Company believes the terms of the equity disposal agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable PRC law to exercise the option has not represented a financial barrier or disincentive for the Company to currently exercise its rights under the equity disposal agreement. In addition, the articles of association of Beijing RYB provided that the shareholders of Beijing RYB have the power to, in a shareholders’ meeting: (i) approve the operating strategy and investment plan; (ii) elect the members of board of directors and approve their compensation; and (iii) review and approve the annual budget and earnings distribution plan. Consequently, the Company’s rights under the business operation agreement and powers of attorney have reinforced the Company’s abilities to direct the activities most significantly impacting Beijing RYB’s economic performance. The Company also believes that this ability to exercise control ensured that Beijing RYB would continue to execute and renew service agreements and pay service fees to the Company. By charging service fees, and by ensuring that service agreements were executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from Beijing RYB.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•                                          Risks in relation to VIE structure

The Company believes that the contractual arrangements with Beijing RYB and its shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•                                          Beijing RYB and its shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of Beijing RYB, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

•                                          Beijing RYB and its shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

•                                          The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•                                          If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate Beijing RYB and its subsidiaries and kindergartens in the consolidated financial statements as the Group may lose the ability to exert effective control over Beijing RYB and its shareholders, and the Group may lose the ability to receive economic benefits from Beijing RYB.

The Group’s business has been directly operated by the VIE and its subsidiaries and kindergartens. For the years ended December 31, 2016 and 2017, the VIE and its subsidiaries and kindergartens accounted for an aggregate of 95% and 58%, respectively, of the Group’s consolidated total assets, and 97% and 95% respectively of the Group’s consolidated total liabilities.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the Company’s VIE and VIE’s subsidiaries and kindergartens after the elimination of inter-company transactions and balances as of December 31, 2016 and 2017, and for the three years ended December 31, 2017 was included in the accompanying consolidated financial statements:

	As of December 31,
	2016	2017

Cash and cash equivalents	42,927	64,626
Prepaid expenses and other current assets	9,394	9,392
Total current assets	60,625	78,594
Total assets	99,489	133,897
Total current liabilities	78,577	92,537
Total liabilities	97,239	118,068

	For the years ended December 31,
	2015	2016	2017

Net revenues	81,830	107,747	140,012
Net income	2,598	7,378	17,925

Net cash provided by operating activities	24,241	32,181	25,453
Net cash used in investing activities	(14,880)	(12,119)	(7,573)
Net cash provided by financing activities	695	1,422	381
Effects of exchange rate changes	(947)	(2,572)	3,609

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiary. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiary to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiary may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, consolidation of the VIE, valuation allowance for deferred tax assets, share-based compensation expenses, useful lives of property, plant and equipment, and impairment of long-lived assets. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiary, its VIE and VIE’s subsidiaries and kindergartens. All profits, transactions and balances among the Company, its subsidiary, its VIE and VIE’s subsidiaries and kindergartens have been eliminated upon consolidation.

Foreign currency translation

The Company’s functional currency is the United States dollar (“$”). The functional currency of the Company’s subsidiary, VIE and VIE’s subsidiaries and kindergartens in the PRC is the Chinese Renminbi (“RMB”).

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and consolidated statements of comprehensive income.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Exchange gains and losses are recognized in the consolidated statements of operations.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

Term deposits

Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Restricted cash

Restricted cash represents RMB deposits in restricted bank accounts for operating kindergartens required by some local regulations. The deposits in restricted bank accounts cannot be withdrawn until these kindergartens are closed. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement.

Inventories

Inventories, mainly consisting of educational toys, teaching aids, and textbooks, are stated at the lower of cost or net realized value. Cost is determined using the weighted average method.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

The Group’s financial instruments consist primarily of cash on hand, restricted cash, term deposits, accounts receivable, other receivables, amounts due from related parties and other payables. The carrying amount of these financial instruments approximate their fair values due to the short-term maturities of these instruments.

Allowance for doubtful accounts

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Allowance is reversed when the underlying balance of doubtful accounts are subsequently collected. Accounts receivable balances are written off after all collection efforts have been exhausted.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Buildings	35 years
Furniture, fixture and equipment	5 years
Motor vehicles	5 years
Leasehold improvement and building improvement	Shorter of lease term or economic life

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Goodwill

Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. The guidance permits the Company to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent from any impairment indicators, the Group performs its annual impairment test on the last day of each fiscal year.

For the years ended December 31, 2016 and 2017, the Group performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount.  If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.  The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2015, 2016 and 2017.

Long-term investments

The Group’s long-term investments consist of cost method investments and equity method investments.

(a)             Cost Method Investments

For an investee company over which the Group does not have significant influence or a controlling interest, the Group carries the investment at cost.

The Group reviews its cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investments. An impairment charge is recorded if the carrying amount of an investment exceeds its fair value and such excess is determined to be other-than-temporary. The Group did not record any impairment loss on its cost method investments during the years ended December 31, 2015, 2016 and 2017.

(b)              Equity Method Investments

For an investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest, the Group accounts for the investment under the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%.  Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group did not record any impairment losses on its equity method investments during the years ended December 31, 2015, 2016 and 2017.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenues are recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been rendered, (iii) the fees are fixed or determinable, and (iv) collectability is reasonably assured.

The Group generated its revenues from the following:

(i) Tuition fees generated from kindergarten services and play-and-learn services

The Group provides private kindergarten services and play-and-learn centers services to students. Tuition fees are collected in advance and are initially recorded as deferred revenue. Tuition fees are recognized ratably over the course of the programs. For the kindergarten program, the students can claim refund of the tuition fee if more than a certain number of classes are missed. For the play-and-learn program, students are entitled to refund for unused portion of the prepaid course fees. The refund amount calculation is subject to fines and penalty. When a refund occurs, the refund amount is recorded as a reduction of the deferred revenue balances.

(ii) Franchising fees

The Group generates revenue by franchising kindergartens and play-and-learn centers under the brand name of RYB. Initial franchise fees represent provision of initial setup services. Initial franchising fees collected in advance are recorded as prepayments from customers and are recognized as revenue when the kindergartens or play-and-learn centers commence operations as the initial franchising fees are non-refundable and the Group does not have significant continuing obligations related to the initial franchising fees after the kindergartens or play-and-learn centers commence operations.

The Group provides continuing supporting services to the franchised kindergartens or play-and-learn centers including marketing and advertising services. The related annual franchise fees are received upfront and the revenue is deferred and evenly recognized over the applicable subsequent annual periods.

(iii) Sales of educational merchandise

The Group’s educational merchandise consists of educational toys, teaching aids, textbooks and other goods. The Group considers its customers to be franchisees and end-users. Prepayments for sales of educational merchandise is recognized as prepayments from customers and is generally recognized as revenue when goods are delivered and title has passed to customers and collectability is reasonably assured.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(iv) Training services

The Group provides training services to the franchisees and the teaching staff of the franchised kindergartens and play-and-learn centers. Revenues from training services are recognized when the relevant services have been provided.

(v) Royalty fees

The Group commenced to sell educational merchandise and provide kindergarten solutions through its Hong Shan Enable Alliance in second half year of 2016. Each participant of Hong Shan Enable Alliance is entitled to exclusive regional right to sell the Group’s Hong Shan educational merchandise to the kindergartners outside the Group’s self-developed or franchised kindergartens within a fixed contractual period. Hong Shan Enable Alliance royalty fees are received upfront and the revenue is deferred and evenly recognized over the term of contract.

For the years ended December 31, 2015, 2016 and 2017, net revenues were as follows:

	Years ended December 31,
	2015	2016	2017

Services:

Tuition fees from kindergartens and play-and-learn centers	62,505	78,268	100,745
Franchise fees	8,743	12,425	13,537
Training and other services	3,567	5,243	7,703
Royalty fees	—	—	884
	74,815	95,936	122,869

Products:

Sale of educational merchandise	8,043	12,577	17,934
Total net revenues	82,858	108,513	140,803

Deferred revenue

Deferred revenue primarily consists of tuition fees received from customers, annual franchise fees received from franchisees, and royalty fees received from alliance partners of Hong Shan Enable Alliance, for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Operating leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease terms.

Value added taxes

Pursuant to the PRC tax laws, in case of any product sales, generally the value added tax (“VAT”) rate is 17% of the gross sales for general VAT payer. Some subsidiaries of the Group are deemed as general VAT payer for the sales of educational merchandise and the intercompany sales. For general VAT payer, VAT on sales is calculated at 17% on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance, after netting off the input VAT, is recorded as accrued expenses and other current liabilities in the Group’s consolidated financial statements.

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot VAT reform program (“Pilot Program”), applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. Starting from May 1, 2016, the Pilot Program was promoted nationwide in a comprehensive manner in the PRC. With the implementation of the Pilot Program, kindergarten services, play-and-learn center services, training services and other services which were previously subject to business tax are therefore subject to VAT at the rate of 6% for general VAT payer, or 3% for small scale VAT payer. The net VAT balance, after netting off the input VAT, is recorded as accrued expenses and other current liabilities in Group’s consolidated financial statements.

Tuition fees generated from kindergarten services are qualified for value added tax (“VAT”) exemption pursuant to a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation. Revenue generated from other services and sales of products, namely play-and-learn center services, franchise fees, royalty fees, training services and sales of educational merchandise, is reported net of VAT collected on behalf of PRC tax authorities. The Group is subject to VAT at a rate of 17% on the sales of educational merchandise. Except for an entity who is designated as a small scale VAT payer, the Group is subject to VAT at a rate of 6% on the play-and-learn center services, franchise fees, royalty fees and training services. For the entity designated as the small scale VAT payer, it is subject to VAT at a rate of 3% on training services.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Business tax

Pursuant to the PRC tax laws, before the implementation of the Pilot Program, kindergarten services, play-and-learn center services, training services and other services were subject to business tax at the rate of 3% or 5%. However, pursuant a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation, the Group qualified for business tax exemption on tuition fees received from students for kindergarten services.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses, net of forfeiture, are recognized over the requisite service period based on the graded vesting attribution method with corresponding impact reflected in additional paid-in capital. When no future services are required to be performed by grantees in exchange for an award of equity instruments, the cost of the award is expensed on the grant date.

Government subsidies

The Company receives government subsidies at the discretion of the local government based on certain criteria in relation to the Company’s kindergarten operations. Government subsidies are recognized as liabilities when the government subsidies are received, and released to consolidated statements of operations as government subsidy income when the Company is not subject to further obligation or future refunds. For the years ended December 31, 2015, 2016 and 2017, $526, $573 and $863 were recognized, respectively.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Net income (loss) per share

Basic net income (loss)  per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. The Group’s convertible redeemable preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share in income for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of outstanding share-based awards is reflected in the diluted net income per share by application of the treasury stock method.

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income (loss). The Group presents the components of net income (loss), the components of other comprehensive income (loss) and total comprehensive income (loss) in two separate but consecutive statements.

Contingency

The Group is subject to lawsuits, investigations and other claims related to the operation of its kindergartens, environmental, product, taxing authorities and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or nonoccurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of $45,289 and $65,375, which were denominated in RMB, at December 31, 2016 and 2017, respectively, representing 98% and 42% of the cash and cash equivalents at December 31, 2016 and 2017, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties and other current assets. As of December 31, 2017, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC and the United States of America. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues or accounts receivable from customers which individually represent greater than 10% of the total net revenues in the three years ended December 31, 2017 or accounts receivable as of December 31, 2016 and 2017.

Recent accounting pronouncements not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, “Revenue from Contracts with Customers” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning g after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

The Company expects to adopt ASU 2014-09 under the modified retrospective method in the first quarter of 2018. Prior periods will not be retrospectively adjusted. The Company has substantially completed a review of the impacts of the new standard to its existing portfolio of customer contracts. The Company does not anticipate a material impact in the timing or amount of revenue recognized under the new standard. Certain additional financial statement disclosure requirements are mandated by the new standard including disclosure of contract assets and contract liabilities as well as a disaggregated view of revenue. Based on the Company’s review, the adoption of this guidance will not have a material effect on the consolidated financial statements..

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements and expects the adoption will result in a material increase in the assets and liabilities on the Group’s consolidated balance sheet but is not expected to have a material impact on the Group’s consolidated statements of operations or cash flows.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

3.                                      BUSINESS ACQUISITION

Acquisition of Guangzhou Liwan District RYB Tangning Garden Kindergarten (“Tangning Garden”)

On May 12, 2015, the Group acquired 100% equity interest in Tangning Garden for a total cash consideration of $1,031. This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair values at the date of acquisition, resulting in a goodwill balance of $430.

The management performed a purchase price allocation with the assistance from an independent appraiser, as of the date of acquisition:

		Depreciation period
Leasehold improvement	601	Shorter of lease term or estimated economic life
Goodwill	430
Total	1,031

The results of operations attributable to Tangning Garden are included in the consolidated statement of operations beginning on May 12, 2015, which included net revenue of $289 and pre-tax net loss of $131 generated since the acquisition date to December 31, 2015. The revenue and net income of Tangning Garden were insignificant for the purposes of pro forma information disclosure requirements for the period from January 1, 2015 to the acquisition date.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

4.                                      ACCOUNTS REVEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2016	2017

Accounts receivable	1,056	937
Less: allowance for doubtful accounts	(34)	(36)
Accounts receivable, net	1,022	901

Movement of allowance for doubtful accounts was as follows:

	As of December 31,
	2016	2017
Balance at beginning of the year	36	34
Increase of the allowance for doubtful accounts	—	—
Foreign currency adjustment	(2)	2
Balance at end of the year	34	36

5.                                      INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2016	2017

Educational merchandise	3,043	3,549
	3,043	3,549

No inventory reserve was provided for the years ended December 31, 2015, 2016 and 2017.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

6.                                     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2016	2017

Prepayment for property, plant and equipment	4,287	2,304
Prepaid training and other service fees	209	2,126
Prepaid rental expenses	1,821	1,738
Staff advances	416	774
Receivables from the disposal of subsidiaries (1)	559	547
Prepayment for purchase of inventories	488	488
Prepayment for investment	720	384
Receivables from third party payment platform	85	181
Others	829	999
	9,414	9,541

(1)                                 Receivables from the disposal of subsidiaries represent the consideration from disposal of investments in four subsidiaries which primarily engaged in the operation of play-and-learn centers.

7.                                      PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2016	2017

Buildings	897	959
Furniture, fixture and equipment	6,967	9,475
Leasehold improvement	37,884	52,565
Motor vehicles	819	977
Total	46,567	63,976
Less: Accumulated depreciation	(17,156)	(23,813)
	29,411	40,163

Depreciation expenses were $4,230, $4,831 and $6,099 for the years ended December 31, 2015, 2016 and 2017, respectively.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

8.                                      GOODWILL

The Group has one reporting unit; goodwill is carried by Tangning Garden resulting from the acquisition. The changes in carrying amount of goodwill for the years ended December 31, 2016 and 2017 were as follows.

	As of December 31,
	2016	2017

Costs:
Beginning balance	430	401
Acquisition of Tangning Garden	—	—
Foreign Currency Adjustment	(29)	27
Ending balance	401	428
Accumulated goodwill impairment loss	—	—
Goodwill, net	401	428

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group did not record any impairment of goodwill for the years ended December 31, 2015, 2016 and 2017.

9.                                      LONG-TERM INVESTMENTS

Cost method investment

In December 2015, the Group sold 36.1% equity interest in Beijing Balawula Technology and Culture Co., Ltd. (“Balawula”), which was a subsidiary previously controlled by Beijing RYB, for cash consideration of $68, and the Group’s equity investment in Balawula decreased from 56% to 19.9%. Subsequent to this disposal, the Group accounted for its 19.9% investment in Balawula as cost method investment because the Group did not have the ability to exercise significant influence over the operating and financial policies of Balawula. As of the date the loss of control occurred, the Group recognized $163 gain on disposal of Balawula, and remeasured the retained equity interest at nil fair value, due to continued accumulated losses of Balawula.

Equity method investments

In April 2016, the Group invested cash consideration of $231 to set up a joint venture, Hainan RYB International Kindergarten Management Co., Ltd (“Hainan RYB”), with a third party, and obtained 51% equity interest in ownership. The Group holds three seats out of five of the board of directors of Hainan RYB. Subject to the articles of association of Hainan RYB, the adoption of any resolution of the board of directors shall require the affirmative vote of all directors of Hainan RYB. The Group used the equity method to account for the investment, because the Group had the ability to exercise significant influence but did not have control over the investee.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

9.                                      LONG-TERM INVESTMENTS - continued

Equity method investments - continued

In September 2016, the Group invested cash consideration of $301 to acquire 16% equity interest in Beijing Seven Children Education Technology Co., Ltd. (“Seven Children”). The Group holds one seat out of three of the board of directors of Seven Children. The Group used the equity method to account for the investment, because the Group had the ability to exercise significant influence but did not have control over the investee.

The Group shared loss of nil, $189 and $239 from its equity method investments during the years ended December 31, 2015, 2016 and 2017, respectively.

10.                               OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2016	2017

Rental deposits	2,914	3,110
	2,914	3,110

Rental deposits represent office and kindergartens rental deposits for the Group’s daily operations, which will not be refunded within one year.

11.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2016	2017

Salary and welfare payable	20,067	26,011
Accrued expenses	8,979	14,842
Payables for purchase of property, plant and equipment	1,907	2,550
Payables for purchase of educational merchandise	1,914	2,436
Other tax payable	684	635
Others	2,885	5,380
	36,436	51,854

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

12.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES

The movement of the convertible redeemable preferred shares is set out as below:

	Series A	Series B
	Shares	Shares	Total

Balance as of January 1,2015	2,435	27,167	29,602
Accretion to redemption value of preferred shares	269	2,115	2,384
Repurchase of convertible redeemable preferred shares	(2,704)	(29,282)	(31,986)
Balance as of December 31, 2015	—	—	—

The Series A and Series B convertible redeemable preferred shares are collectively referred to as the “Preferred Shares”. The Preferred Shares are denominated in $, which is the functional currency of the Company.

A summary of the authorized, issued and outstanding Preferred Shares as of January 1, 2015 is as follows:

	Shares	Shares issued	Carrying	Liquidation
Series	authorized	and outstanding	value	value

Series A	7,500,000	929,412	2,435	1,150
Series B	8,000,000	6,434,389	27,167	30,000

The Company issued 6,505,882 and 929,412 Series A convertible redeemable preferred shares (“Series A Shares”) to external investors on July 8, 2008 and August 15, 2008, respectively, at a price of $1.0759 per share for total cash consideration of $8,000.

On September 26, 2011, the Company issued 6,434,389 Series B convertible redeemable preferred shares (‘‘Series B Shares’’) to external investors at a price of $3.1083 per share for a total cash consideration of $20,000. The cash proceeds received was $19,322, net of issuance cost of $678.

The Company has elected to recognize changes ratably over the redemption period. Increases in the carrying amount of the redeemable preferred shares are recorded by charges against retained earnings or, in the absence of retained earnings, by charges as a reduction of additional paid-in capital until additional paid-in capital is reduced to zero. Once additional paid-in capital is reduced to zero, the redemption value measurement adjustments should be recognized as an increase in accumulated deficit.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

12.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Key terms of the Preferred Shares are summarized as follows:

Dividends

Holders of the Preferred Shares are entitled to receive preference dividends at the simple rate of 5% per annum of the respective Preferred Shares issue price, out of any funds legally available for this purpose, when, as and if declared by the Board of Directors of the Company. No dividends were declared prior to the repurchase of all Preferred Shares on November 5, 2015.

Conversion

Each holder of Preferred Shares shall be entitled to convert any or all of its Preferred Shares at any time from time to time, without the payment of any additional consideration, into such number of fully paid ordinary shares per Preferred Share. Additionally, all outstanding preferred shares shall be automatically converted into common shares upon the closing of a qualified IPO. None of the Preferred Shares were converted to ordinary shares prior to the repurchase of all ordinary shares and Preferred Shares on November 5, 2015.

Voting rights

The holder of each Preferred Share shall be entitled to such number of votes as equals the whole number of ordinary shares into which such holder’s collective Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Company’s shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company’s shareholders is first solicited. The holders of Preferred Shares shall vote together with the holders of ordinary shares, and not as a separate class or series, on all matters put before the shareholders.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Preferred Shares shall be entitled to be paid out of the assets of the Company available for distributions a liquidation preference in the amount per Preferred Share equal to 115% and 150% of the Preferred Share original purchase price (in each case as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) for holders of Series A and Series B Shares, respectively, plus all dividends declared and unpaid with respect thereto (as adjusted for any Share splits, Share dividends, combinations, recapitalizations and similar transactions).

Payment of liquidation preference on Series B Shares is prior and in preference to any payment Series A Shares.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

12.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Redemption

On or after June 30, 2013, and so long as a qualified IPO has not occurred prior to such date, upon the request of the holders holding 51% or more of the then outstanding Series A Shares, the Company shall redeem all or any portion of the Series A Shares.

On or after the 4th anniversary of the completion date of the original issuance of the Series B Shares, and so long as a qualified IPO has not occurred prior to such date, upon the request of the holders holding 51% or more of the then outstanding Series B Shares, the Company shall redeem all or any portion of the Series B Shares.

The redemption price for each Preferred Share shall be equal to:  (i) 100% of the Preferred Shares’ original purchase price (in each case as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus (ii) all dividends declared and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) to the date of such redemption, plus (iii) the redemption return amount.

The redemption return amount is equal to a return of 15% on the Series A Shares and 10% on the Series B Shares annually.

Repurchase of the Preferred Shares

In September 2011, the Company repurchased 6,505,882 Series A Shares from an external investor with a cash consideration of $11,064.

On November 5, 2015, the Company repurchased the remaining 929,412 Series A Shares and all Series B Shares with a consideration of $3,250 and $27,499, respectively. In addition, a company controlled by the Founders of the Company entered into a separate Capital Compensation Agreement with all Series B shareholders, in which it agreed to pay additional $2,000 to Series B shareholders for the repurchase of the shares. The Company accounted for the additional consideration of $2,000 as a capital contribution from the Founders. The Preferred Shares were repurchased in excess of the contractual redemption values, resulting in a deemed dividend of $763.

The Company accounted for the repurchase of preferred shares as an extinguishment. The difference between the fair value of the preferred shares and the carrying amount was recorded against additional paid-in capital.

Golden Share

On November 5, 2015, the Company issued a golden share to an external investor, which was a preferred share. The holder of the golden share was entitled to nominate, remove and replace two seats out of five of Board of Directors of the Company and shall not be entitled to any economic rights. The golden share has been redeemed at the par value upon the public listing of the Company.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13.                               FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured its financial assets and liabilities, including cash equivalents, term deposits, restricted cash, accounts receivable, amounts due from related parties, other receivables and other payables on a recurring basis as of December 31, 2016 and 2017. Cash and cash equivalents, term deposits and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The carrying amounts of accounts receivables and amounts due from related parties approximate their fair values due to their short-term maturity.

Measured or disclosed at fair value on a non-recurring basis

The Group measures goodwill at fair value on a non-recurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measures the purchase price allocation at fair value on a non-recurring basis as of the acquisition dates. The Group continually reviews its long-term investments to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

14.                               ORDINARY SHARES

The Company’s fourth amended and restated Memorandum and Article of Association authorized the Company to issue 99,999,999 ordinary shares with a par value of $0.001 per share.

On September 30, 2015, the Company entered into a share repurchase agreement to repurchase 5,684,146 ordinary shares from certain external investors at an average price of $3.4261 per share. The total cash consideration of the repurchased shares was $19,475. Such shares were immediately cancelled after the repurchase.

On November 5, 2015, the Company re-designated 10,115,854 ordinary shares as Class A ordinary shares.

On November 5, 2015, the Company issued 13,047,947 Class B ordinary shares to RYB Education Limited (a company established by Ms. Yanlai Shi, the director and Chief Executive Officer of the Company), with total proceeds of $50,224. RYB Education Limited shall be entitled to receive special dividend and any dividend declared in relation to the future investor financing transaction, which shall not be declared in favor of or distributed to any Class A ordinary shareholders.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.                              ORDINARY SHARES - continued

Pursuant to the 5th Amended and Restated Memorandum of Association of the Company dated August 30, 2017, upon the completion of IPO, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes.  Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.  Except for voting and conversion rights, holder of Class A ordinary shares and Class B ordinary shares have the same rights.

Upon the completion of the Company’s IPO in September, 2017, (i) 3,253,870 of Class A ordinary shares were  re-designated as Class B ordinary shares on a one-for-one basis, (ii) 9,352,676 of Class B ordinary shares were re-designated Class A ordinary shares on a one-for-one basis, (iii) the golden share was redeemed by the Company, and (iv) the Company offered and issued 5,500,000 Class A ordinary shares with a par value $0.001 per share at the total proceeds of $94,627 through IPO. IPO related expense is $4,492, out of which $3,073 is paid and the remaining balance is recorded in the accrued expense and other current liabilities.

As of December 31, 2016 and 2017, there were 23,163,801 and 29,213,801 ordinary shares issued and outstanding.

Share repurchase program

On November 24, 2017, the Company announced that the board of directors of the Company has approved a share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to $50 million during the next 12 months.  As of December 31, 2017, the Company had not repurchased any shares under the program.

15.                               SHARE INCENTIVE PLAN

The Company adopted the 2009 and 2017 Share Incentive Plans for the grant of share options to employees, directors and non-employees to provide incentive for their services.

The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the employees, directors and non-employees under the 2009 Share Incentive Plan should not exceed 2,573,756 ordinary shares of par value $0.001 per share.

The maximum aggregate number of ordinary shares that may be issued pursuant to all awards is initially 2,059,005, plus an annual increase on the first day of each of the Company’s fiscal years the term of the 2017 Share Incentive Plan, commencing with the fiscal year beginning January 1, 2018, by an amount equal to 2.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year.

On November 5, 2015, the Company granted a total of 887,546 share options to a director at a weighted average exercise price of $2.88 per option. The options were fully vested on the grant date, and will expire on November 4, 2023.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.                               SHARE INCENTIVE PLAN - continued

On June 22, 2017, the Company granted a total of 1,286,878 share options to directors at an exercise price of $11.66 per option. The options will vest in accordance with the vesting schedules set out in the respective share option agreements.

If the Company completes a qualified IPO before June 22, 2018, the vesting and expiration terms are:

(i)             25% of the share options will be vested and exercisable on June 22, 2018, and will expire on June 21, 2027;

(ii)          75% of the share options will be vested quarterly in twelve quarters with equal quarterly installments after June 22, 2018, and will expire on June 21, 2027.

If the Company does not complete a qualified IPO before June 22, 2018, the vesting and expiration terms are:

(i)             25% of the share options will be vested and exercisable on the date of 1st trading date of the IPO, and will expire on June 21, 2027;

(ii)          75% of the share options will be vested quarterly in twelve quarters with equal quarterly installments after the 1st trading date of the IPO, and will expire on June 21, 2027.

On June 22, 2017, the Company granted a total of 772,127 share options to employees at an exercise price of $11.66 per option. The options will vest in accordance with the vesting schedules set out in the respective share option agreements. The vesting and expiration terms are:

(i)             25% of the share options will be vested and exercisable on June 22, 2018, and will expire on June 21, 2027;

(ii)          75% of the share options will be vested quarterly in twelve quarters with equal quarterly installments after June 22, 2018, and will expire on June 21, 2027.

On July 1, 2017, the Company granted a total of 50,300 share options to a director and a consultant at weighted average exercise price of $1.48 per option. The options were fully vested on the grant date and will expire on June 30, 2027.

A summary of the share option activities is as follows:

	Number	Weighted	Weighted average	Weighted average	Aggregate
	of options	average	grant-date	remaining contractual	intrinsic
	outstanding	exercise price	fair value per option	term (years)	value

Options outstanding at January 1, 2015	1,717,510	1.75	0.41	5.28
Granted	887,546	2.88	2.17
Forfeited	(38,800)	1.52	0.34
Options outstanding at December 31, 2015	2,566,256	2.15	1.02	5.52	4,639
Forfeited	(29,300)	1.76	0.41
Options outstanding at December 31, 2016	2,536,956	2.15	1.03	4.53	15,281
Granted	2,109,305	11.42	5.75
Exercised	(550,000)	1.08	0.22
Forfeited	(17,000)	2.32	0.79
Options outstanding at December 31, 2017	4,079,261	7.09	3.57	6.91	51,117
Options exercisable at December 31, 2017	2,638,379	4.59	2.24	5.50	43,585

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.                               SHARE INCENTIVE PLAN - continued

The Company recorded share-based compensation expenses of $1,929, nil and $3,990 for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, total unrecognized compensation expenses relating to unvested share options were $8,128.

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

Grant date	November 5, 2015	June 22, 2017	July 1, 2017

Risk-free interest rate	2.26%	2.15%	2.31%
Expected volatility	41%	40%	40%
Expected dividend yield	0%	0%	0%
Exercise multiples	2.8	2.8/2.2	2.8/2.2
Fair value of underlying ordinary share	3.84	11.67	11.67

(1)                                Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of U.S. Treasury Department with a maturity period close to the expected term of the options.

(2)                                Expected volatility

Expected volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3)                                Expected dividend yield

Expected dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(4)                                Exercise multiples

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

(5)                                Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation with the assistance of a third party appraiser.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.                               INCOME TAXES

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

China

The Company’s subsidiary, the VIE and the VIE’s subsidiaries and kindergartens, which were entities established in the PRC (the “PRC entities”) are subject to PRC Enterprise Income Tax (EIT), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008.

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Years ended December 31,
	2015	2016	2017

Current tax expense	2,421	3,842	9,291
Deferred tax expense	(1,441)	(1,687)	(5,479)
	980	2,155	3,812

The principle components of deferred taxes are as follows:

	Years ended December 31,
	2015	2016	2017

Deferred tax assets
Accrued expenses	2,340	2,918	3,615
Net operating loss carry-forwards	5,637	6,306	11,337
Total deferred tax assets	7,977	9,224	14,952
Less: valuation allowance	(2,256)	(2,273)	(2,522)
Deferred tax assets, net	5,721	6,951	12,430

As of December 31, 2017, the Group had net operating loss carried forward of $45,348 from the Company’s PRC subsidiary, the VIE, and VIE’s subsidiaries and kindergartens, which will expire on various dates from December 31, 2018 to December 31, 2022.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.                               INCOME TAXES - continued

China - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended December 31,
	2015	2016	2017

(Loss) income before income taxes	(316)	8,231	10,592
Income tax (benefit) expense computed at an applicable tax rate of 25%	(79)	2,058	2,648
Permanent differences	355	80	6
Effect of income tax rate difference in other jurisdictions	482	—	909
Change in valuation allowance	222	17	249
	980	2,155	3,812

In addition, uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company should be deemed resident enterprises, the Company will be subject to the PRC income taxes, at a rate of 25%.

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned by PRC subsidiary after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. As of December 31, 2017, the Company’s subsidiary, the VIE, and VIE’s subsidiaries and kindergartens located in the PRC recorded aggregate accumulated deficits. Accordingly, no deferred tax liabilities has been accrued for the Chinese dividend withholding taxes. In the future, aggregate undistributed earnings of the Company’s subsidiary, the VIE, and VIE’s subsidiaries and kindergartens located in the PRC, if any, that are taxable upon distribution to the Company, will be considered to be indefinitely reinvested, because the Company does not have any plan to pay cash dividends by using any undistributed earnings of the Company’s subsidiary, the VIE, and VIE’s subsidiaries and kindergartens located in the PRC in the foreseeable future and intends to retain most of their available funds and any future earnings for use in the operation and expansion of their business.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.                               INCOME TAXES - continued

China - continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2015, 2016 and 2017. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2017.

17.                               EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $7,391, $9,361 and $12,748 for the years ended December 31, 2015, 2016 and 2017, respectively.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               NET (LOSS) INCOME PER SHARE

Basic and diluted net (loss) income per share for each of the periods presented were calculated as follows:

	Years ended December 31,
	2015	2016	2017

Numerator:
Net (loss) income attributable to RYB Education, Inc	(632)	6,505	7,115
Accretion of Series A Shares	269	—	—
Accretion of Series B Shares	2,115	—	—
Deemed dividend to Series A Shares	546	—	—
Deemed dividend to Series B Shares	217	—	—
Net (loss) income attributable to ordinary shareholders for computing basic and diluted net (loss) income per ordinary share	(3,779)	6,505	7,115
Accretion of Series A Shares	269	—	—
Deemed dividend to Series A Shares	546	—	—
Net income attributable to Series A shareholders for computing basic net income per Series A Share	815	—	—
Accretion of Series B Shares	2,115	—	—
Deemed dividend to Series B Shares	217	—	—
Net income attributable to Series B shareholders for computing basic net income per Series B Share	2,332	—	—
Denominator:
Weighted average ordinary shares outstanding used in computing basic net (loss) income per ordinary share	16,929,789	23,163,801	24,735,445
Weighted average shares outstanding used in computing basic net income per Series A Share	786,817	—	—
Weighted average shares outstanding used in computing basic net income per Series B Share	5,447,195	—	—

Effect of dilutive securities
Plus incremental weighted average ordinary shares from assumed conversions of options and using the treasury stock method	—	1,518,724	1,831,212

Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	16,929,789	24,682,525	26,566,657
Net (loss) income per ordinary share-basic	(0.22)	0.28	0.29
Net income per Series A Share-basic	1.04	—	—
Net income per Series B Share-basic	0.43	—	—
Net (loss) income per ordinary share-diluted	(0.22)	0.26	0.27

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.                               NET (LOSS) INCOME PER SHARE - continued

For the year ended December 31 2015, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods presented.

As of December 31,
2015

Number of Series A Shares outstanding	—
Number of Series B Shares outstanding	—
Options	2,566,256
Total	2,566,256

19.                               RELATED PARTY TRANSACTION

(1)            Related parties

Name of related parties	Relationship with the Group

Mr. Chimin Cao	Chairman of the Board of Directors of the Company
Ms. Yanlai Shi	Director and Chief Executive Officer of the Company
Ms. Zhiying Li	Spouse of Mr. Chimin Cao
Beijing Meihuilihe Technology Co., Ltd.	Entity controlled by Ms. Yanlai Shi
Beijing Jindianshike Trading Co., Ltd.	Entity controlled by Ms. Yanlai Shi
Beijing Dongrundadi Co., Ltd.	Entity controlled by Mr. Chimin Cao
Hainan RYB	Equity method long-term investee of the Group
Glossy Growth Limited (“Glossy Growth”) (iii)	Entity controlled by the Founders

(2)            The significant related party transactions are as follows:

	Years ended December 31,
	2015	2016	2017

Rental expense recorded:
Ms. Zhiying Li (i)	310	294	293
	310	294	293

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

19.                               RELATED PARTY TRANSACTION - continued

(3)            The significant balances between the Group and its related parties are as follows:

	As of December 31,
	2016	2017
Amounts due from:
Beijing Meihuilihe Technology Co., Ltd. (ii)	3,330	—
Beijing Dongrundadi Co., Ltd. (ii)	72	—
Mr. Chimin Cao (ii)	29	—
Mr. Yanlai Shi (ii)	14	—
Beijing Jindianshike Trading Co., Ltd. (ii)	271	—
Hainan RYB (ii)	100	126
	3,816	126

(i)                                     The transactions with the related party shown above represent the rental expenses recorded in each year.

(ii)                                 The balances with related parties were interest-free, unsecured and repayable on demand.

(iii)                             In March, 2017, the Company entered into an agreement with Glossy Growth, a company controlled by the Founders, for an interest-free loan of $1,010 to Glossy Growth.

In June 2017, the Company determined a return of capital at $2,000 to the Founders, in relation to the capital contribution made by the Founders in November 2015, as part of the repurchase of Series B Shares.  Per payment arrangement agreed with the Founders, of the $2,000 return of capital, $1,010 was to settle outstanding loan obligation Glossy Growth owed to the Company.  The remaining balance of return of capital at $990 has been paid to the Founders as of December 31, 2017.

20.                               COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices and kindergartens consisted of the following at December 31, 2017:

Years ending December 31,
2018	9,971
2019	8,902
2020	7,807
2021	7,323
2022 and thereafter	6,577
40,580

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20.                               COMMITMENTS AND CONTINGENCIES - continued

Operating lease commitments - continued

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain rent escalation or contingent rents. For the years ended December 31, 2015, 2016 and 2017, total rental expense for all operating leases amounted to $9,432, $10,580 and $11,760 respectively.

Purchase commitments

Future minimum purchase obligations payments under non-cancelable purchase agreements related to curriculum collaboration with international institutions consisted of the following at December 31, 2017:

Years ending December 31,
2018	619
2019	644
2020	644
2021	408
2022 and thereafter	745
3,060

Contingencies

In order to operate kindergartens, the Group is required to obtain and maintain various approvals, licenses, and permits and to fulfill registration and filing requirements pursuant to applicable laws and regulations. For instance, to establish a kindergarten, a private school operation permit from the local education bureau and registration certificate for private non-enterprise entities with the local civil affairs bureau will be required, and the Group is required to periodically renew the private school operation permit and pass annual inspections conducted by the relevant government authorities.

Given the significant amount of discretion the local PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond control of the Group, while the Group intends to obtain all requisite permits and complete necessary filings and registrations on a timely basis for the Group’s operations, the Group cannot assure to obtain all required permits in time.

If the Group fails to receive required permits or certificates in a timely manner, or at all, the Group may be subject to fines, confiscation of the gains derived from the non-compliant operations, suspension of the non-compliant teaching facilities or liability to indemnify economic loss suffered by the Group’s students, which may materially and adversely affect the Group’s business, financial conditions and results of operations.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20.                               COMMITMENTS AND CONTINGENCIES - continued

Contingencies - continued

Currently, the Group has not received private school operation permits or registration certificates for private non-enterprise entities for certain directly operated kindergartens, and the Group is in the process of obtaining the permits or certificates for these kindergartens. During the years ended December 31, 2015, 2016, 2017, net revenues generated from these kindergartens were $2,358, $4,489 and $7,241 respectively.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Decision on Amending the Law on the Promotion of Private Education of the PRC (the “Amended Private Education Law”), which became effective on September 1, 2017. Due to lack of authoritative interpretation and implementation guidance, the potential impact related to the Group not fully complying with the Amended Private Education Law or any relevant regulations cannot be reasonably estimated at the issuance of this report. As a result, the Group did not record any liabilities pertaining to this.

The Company and two of its directors and officers were named as defendants in two putative class actions filed in the United States District Court for the Southern District of New York.  The complaints in both actions allege that the Company’s registration statements contained misstatements or omissions regarding its  business, operation, and compliance in violation of the U.S. securities laws. On January 3, 2018, the court entered an order consolidating the two cases.

The Company, three of its directors and officers, and certain underwriters for the Company’s initial public offering were also named as defendants in a putative class action filed in the Superior Court of the State of California for the County of San Mateo. The complaint alleges that the Company’s registration statements contained misstatements or omissions regarding its business, operations and prospects in violation of the U.S. securities laws.

As the cases remain in their preliminary stages, the likelihood of any unfavorable outcome or any estimate of the amount or range of any potential loss cannot be reasonably estimated at the issuance of this report. As a result, the Group did not record any liabilities pertaining to this.

21.                               SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Company, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM. For the years ended December 31, 2015, 2016 and 2017, the Group’s CODM reviewed the financial information of the education business carried out by the Group on a consolidated basis. Therefore, the Group has one operating and reportable segment, which is the provision of educational services. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

22.                               RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s entities.

Prior to payment of dividends, pursuant to the PRC laws and regulations, enterprises incorporated in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve, and (ii) other reserves at the discretion of the Board of Director.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. The Company’s subsidiary, the VIE, and VIE’s subsidiaries, contributed nil, nil and nil to the general reserve during the years ended December 31, 2016 and 2017, respectively.

PRC laws and regulations require kindergartens that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the kindergarten or procurement or upgrading of educational facility. For kindergartens that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Group’s kindergartens, amounts contributed to the reserve of $368 and $522 for the years ended December 31, 2016 and 2017, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Group’s PRC entities can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s PRC entities are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s PRC entities . The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s PRC entities  not available for distribution, were $9,306 and $9,828 as of December 31, 2016 and 2017, respectively.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

23.                               SUBSEQUENT EVENTS

On April 9, 2018, the Group entered into an agreement to acquire 80% equity interest with a third party for four kindergartens in Shandong province of China. The total consideration for this acquisition is RMB27 million in cash. The Group expects this transaction to be completed in May 2018.

On April 17, 2018, the Group entered into an agreement with a third party to acquire a kindergarten in Guangdong province of China. The total consideration for this acquisition is RMB23.8 million in cash. The Group expects this transaction to be completed in May 2018.

The Company is in advanced discussions with various third parties to acquire a number of kindergartens and certain assets in 0-6 year old education services business. As of April 25, 2018, the Company has signed non-binding memorandum of understanding with certain targets.  For the other targets, initial negotiation remains in progress. Total considerations for all of these acquisition targets are estimated to be up to RMB620 million with cash and the Company’s ordinary shares.