Form 20-F
period 2018-12-31
RYB Education, Inc.
filed 2019-04-26
CIK 1708441

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share Class A ordinary shares, par value US$0.001 per share*	New York Stock Exchange

*                 Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2018, there were 29,213,801 ordinary shares issued and outstanding, par value $0.001 per share, being the sum of 22,264,660 Class A ordinary shares and 6,949,141 Class B ordinary shares.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

ITEM 3.        KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017 and 2018, and selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive income data for the year ended December 31, 2015, selected consolidated balance sheet data as of December 31, 2015 and 2016 and selected consolidated cash flow data for the year ended December 31, 2015 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2015	2016	2017	2018
	(in thousands of US$, except for share and per share data)

Selected Consolidated Comprehensive Statement of Operations Data:
Net revenues:
Services	74,815	95,936	122,869	139,216
Products	8,043	12,577	17,934	17,282
Total net revenues	82,858	108,513	140,803	156,498
Cost of revenues:
Services	70,310	85,356	101,522	121,549
Products	4,047	6,260	9,755	9,315
Total cost of revenues	74,357	91,616	111,277	130,864
Gross profit	8,501	16,897	29,526	25,634
Operating expenses:
Selling expenses	1,191	1,922	1,774	2,233
General and administrative expenses	8,389	7,424	18,418	26,428
Total operating expenses	9,580	9,346	20,192	28,661
Operating (loss) income	(1,079)	7,551	9,334	(3,027)
(Loss) income before income taxes	(316)	8,231	10,592	1,037
Income tax expenses	980	2,155	3,812	2,459
(Loss) income before loss in equity method investments	(1,296)	6,076	6,780	(1,422)
Loss from equity method investments	—	(189)	(239)	(291)
Net (loss) income	(1,296)	5,887	6,541	(1,713)
Less: Net loss attributable to noncontrolling interest	(664)	(618)	(574)	(93)
Increase in redeemable noncontrolling interest	—	—	—	169
Net (loss) income attributable to RYB Education, Inc.	(632)	6,505	7,115	(1,789)
Less: Accretion of convertible redeemable preferred shares	2,384	—	—	—
Deemed dividends to convertible redeemable preferred shareholders	763	—	—	—
Net (loss) income attributable to ordinary shareholders of RYB Education, Inc.	(3,779)	6,505	7,115	(1,789)
Net (loss) income per share attributable to ordinary shareholders of RYB Education, Inc.:
Basic	(0.22)	0.28	0.29	(0.06)
Diluted	(0.22)	0.26	0.27	(0.06)
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	16,929,789	23,163,801	24,735,445	29,213,801
Diluted	16,929,789	24,682,525	26,566,657	29,213,801

On January 1, 2018, we adopted Accounting Standards Updates (“ASU”) 2016-12 Revenue from Contracts with Customers (Topic 606) issued by Financial Accounting Standards Board (“FASB”). The main impact on our results of operations for the year ended December 31, 2018 was an increase of US$1.1 million in our net revenues.

	As of December 31,
	2015	2016	2017	2018
	(in thousands of US$)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	24,594	46,256	158,691	104,084
Total current assets	39,525	63,983	172,808	121,596
Total assets	73,834	104,410	229,738	243,455
Total current liabilities	58,339	80,287	97,022	108,339
Total liabilities	77,083	100,449	124,444	128,487
Total equity	(3,249)	3,961	105,294	113,340

	Years Ended December 31,
	2015	2016	2017	2018
	(in thousands of US$)

Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	23,808	35,053	25,099	828
Net cash used in investing activities	(14,950)	(12,122)	(8,655)	(51,735)
Net cash generated from/(used in) financing activities	695	1,422	92,496	(756)
Exchange rate effect on cash and cash equivalents	(977)	(2,690)	3,666	(2,741)
Net increase/(decrease) in cash and cash equivalents and restricted cash	8,576	21,663	112,606	(54,404)
Cash and cash equivalents and restricted cash at beginning of year	16,389	24,965	46,628	159,234
Cash and cash equivalents and restricted cash at end of year	24,965	46,628	159,234	104,830

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business

New legislations and changes in the PRC regulatory requirement regarding private education may materially affect our business operations and prospects.

The private education industry in China is subject to various rules and regulations, which are amended or updated from time to time. In the preschool education industry, PRC government authorities have recently issued new rules, regulations and guidelines that may affect our business and results of operations. For details on recent regulations on private education, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC.”

The Law for Promoting Private Education of the PRC was promulgated in December 2002, and was amended in June 2013, and further amended in November 2016 and took effect on September 1, 2017 (the “Amended Law for Promoting Private Education”). There remain uncertainties in the interpretation and implementation of the Amended Law for Promoting Private Education with respect to various aspects of the operations of a for-profit private school and whether such implementation regulations would have any material adverse impact on our business. In particular, (i) specific procedures regarding the conversion of an existing private school into a for-profit school have not yet been promulgated by most local authorities and (ii) specific conditions or requirements in respect of any preferential tax treatment which for-profit schools may enjoy have not been promulgated by relevant authorities.

On August 10, 2018, the Ministry of Justice of the PRC, or MOJ, issued the Implementing Regulations for the Law for Promoting Private Education of the PRC (Revised Draft) (the “Draft for Review”), for public consultation purposes. Article 5 of this draft prohibits foreign-invested enterprises established in China and social organizations whose controllers are foreign parties from sponsoring, participating in the establishment of or controlling private schools which provides compulsory education in China. Article 12 of this draft rule prohibits group-based education institutions from controlling not-for-profit private schools through mergers and acquisitions, franchise, agreement or any other similar manner. Article 45 of this draft requires that related party transactions entered into by private schools shall be open, fair and just and shall not harm national interests, interest of the school or the rights and interests of the teachers and students.

The Opinions of the Central Committee of the Communist Party of China (“CPC”) and State Council on Deepening Reform in Preschool Education, or Reform Opinions, issued by the Central Committee of the Communist Party of China and the State Council in November 2018 is another regulation that might cast great uncertainties on our operation. It stipulates, among others, (i) social capital is not allowed to control not-for-profit kindergartens or kindergartens that are sponsored by state-owned assets or collectively-owned assets through ways such as mergers and acquisitions, delegating operation, franchising, variable interest entities or contractual arrangements, in breach of which, the kindergartens shall not be allowed to issue additional share capital until the education department jointly with other relevant authorities have remedied such breach, and (ii) public companies are not allowed to invest in for-profit kindergartens through ways such as financing from the capital market, or acquire assets of for-profit kindergartens through ways such as issuing shares or paying cash.

The above laws and regulations bring significant uncertainties to our operation. Firstly, it is uncertain whether it would become illegal to use contractual arrangements to consolidate operation results of kindergartens under the new regulation regime. However, because (i) the Draft for Review is in draft form and of no legal effect; (ii) according to the Legislation Law of the PRC provides that laws, administrative regulations, local regulations, autonomous regulations, and separate regulations do not have retrospective effect other than special provisions; (iii) there is no provision in the Draft for Review or Reform Opinions providing that it will have retrospective force; (iv) the Article 5 of Draft for Review is silent on the legality of private schools, including kindergartens, controlled by PRC citizens through foreign-invested enterprises; and (v) our contractual arrangements have been signed before the Draft for Review or Reform Opinions promulgation, our PRC legal counsel Commerce & Finance Law Offices is of the view that our contractual arrangements will continue to be legal, valid and binding on the parties so long as our contractual arrangements had been entered into on an arm’s length basis as business arrangements having regard to the principles of openness, fairness and justice, and they do not harm national interests, the interest of the schools, or the rights and interest of the teachers and the students.

Secondly, the new regulations may be deemed to cast important restriction on how we could operate and expand our kindergarten business. If the Draft for Review were formally promulgated as in the current draft form, and according to the Reform Opinions, we would only be allowed to (a) acquire for-profit kindergartens or control them through ways such as franchising or “contractual arrangements”, or (b) expand business by organic growth, while we would not be allowed to expand our business by acquiring not-for-profit kindergartens or by controlling not-for-profit kindergartens under franchise or “contractual  arrangements”,  which may limit our ability to further expand  our business in the future. Additionally, we would not be allowed to invest for-profit kindergartens with financing from capital market or to acquire assets of for-profit kindergartens through cash payments or share issuance. Our existing contractual arrangements might be also subject to the review and audit by the relevant authorities, and if the authorities are of the view that contractual arrangements would be amended, terminated or canceled, the contractual arrangements may not be executed in whole or in part. We might be also restricted from further raising capital equity financing.

In January 2019, the General Office of the State Council issued another circular that might have material impact on our operation. The Circular on Initiating the Rectification of Kindergartens Affiliated to Residential Communities in Urban Areas, or Circular on Initiating the Rectification, requires existing community-affiliated kindergartens to be handed over to local education authorities and shall be held by local education authorities as public kindergartens or turn into inclusive kindergartens by authorized social parties.  It also provides that community-affiliated kindergartens shall be not-for-profit. Some of our kindergartens are community-affiliated facilities, and the enforcement of the Circular on Initiating the Rectification may require us to turn them into low-profit or not-for-profit kindergartens, which may affect our profitability and results of operations.

Given the evolving regulatory environment, there is uncertainty as to whether the Draft for Review will be legislated in the same form as published for public consultation, and how the Draft for Review, Reform Opinions or Circular on Initiating the Rectification will be interpreted and implemented. To the extent that we are not able to fully comply with these requirements, our business, financial condition and results of operations may be materially and adversely affected. We are unable to predict with certainty the impact, if any, that future legislation or regulations relating to the implementation of the laws promoting private education in the PRC will have on our business, financial condition and results of operations. However, if our existing group structure or our contractual arrangements were deemed to violate any rules, laws or regulations, we may be required to terminate or amend our contractual arrangements and/or dispose of our kindergartens, our license to operate private schools may be revoked, cancelled or not renewed and we may be exposed to other penalties as determined by the relevant government authorities. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

Our business depends on the market recognition of our brand. If we are not able to maintain our reputation and enhance our brand recognition, our business and operating results may be materially and adversely affected.

Our track record in providing quality education services established “RYB (紅黃藍)” as a leading brand in the industry. We believe that market recognition of our brand is a key factor to ensure our future success. As we continue to grow in size and broaden the scope of our curricula and services, however, it may become increasingly difficult to maintain the quality and consistency of the services we offer, which may negatively impact our brand and the popularity of our products and services offered thereunder.

Our brand value will also be affected by customer perceptions. Those perceptions are affected by a number of factors; some of them are based on first-hand observation of our service quality while others may be based on indirect information from media or other sources. Incidents and any negative publicity related thereto, even if factually incorrect, may lead to significant deterioration of our brand image and reputation, and consequently negatively affect students’ and their parents’ interests in our services and products as well as franchisees and potential franchisees’ interest in joining our franchise network. Particularly in the age of digital media and social network, impacts of negative publicity associated with any single incident could be easily amplified and potentially cause impacts that go beyond our estimation or control.

For example, according to a court verdict, a female teacher then working at one of our directly operated kindergarten in Beijing was found to have used sewing needles as a way to “discipline” children during post-lunch naptime in late 2017. She was subsequently discharged from our company and was criminally charged with “maltreatment of children under care” in connection with a class she taught. We refer to this incident in this annual report as the “2017 Incident.” On December 28, 2018, she was sentenced to one and a half years’ imprisonment by Beijing Chaoyang District People’s Court and prohibited from child-caring employment for a term of five years following her release from prison.  At the time, despite the fact only one teacher was charged and the case remained under investigation, rumors and negative publicity surrounding the 2017 Incident was widely circulated on the internet, and subsequently affected our reputation and brand goodwill. Consequently, some parents lost confidence in our safety management, and utilization of the kindergarten involved in the 2017 Incident was directly and negatively impacted, and some franchisees also requested to terminate their franchise relationships with us.

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

Our teachers are the ones who interact directly with our students and their families. Despite our constant emphasis on service quality, our continuous training of our teachers as well as our close supervision, we cannot assure that our teachers will completely follow our service manual and standards at all times. Any misbehavior or unsatisfactory performance by our teachers will hurt our reputation and potentially our operation results and financial performance. For example, the significant negative publicity associated with the 2017 Incident directly affected our operation results, as some children chose to temporarily stop coming to our teaching facilities, some families decided to withdraw their children’s enrollments, and some franchisees and business partners requested to terminate our relationships or delay the opening of their franchised RYB teaching facilities. The price of our ADSs was also significantly affected by the 2017 Incident and the associated negative publicity related thereto, and dipped heavily on the first day when it was first reported.

Injuries, accidents, food quality incidents or other harm suffered by students or employees of the kindergartens or play-and-learn centers that we and our franchisees operate may subject us to liabilities and damage our reputation.

Operating kindergartens and play-and-learn centers involves inherent risks associated with the safety and wellbeing of our students and other people visiting or working at our teaching facilities. We could face negligence claims for inadequate maintenance of our teaching facilities or lack of supervision of our teachers and other employees. In addition, any defects in indoor and outdoor playground equipment in our teaching facilities or educational tools we use in classrooms may cause harm to students. We therefore could be liable for accidents, injuries, food quality incidents or other harm to students or other people at our teaching facilities. Even if we are found not legally liable for such accidents or injuries, disputes on liabilities or general complaints by parents regarding food quality, students wellbeing or, from time to time, air quality and renovation fumes within our teaching facilities may create unfavorable publicity and our reputation may be damaged on such occasions. Additionally, although we maintain certain liability insurance, the insurance coverage may not be adequate to fully protect us from claims and liabilities, and reoccurrence of similar accidents may make it difficult for us to obtain liability insurance at reasonable prices in the future. Defending such claims may also cause us to incur substantial expenses and divert the time and attention of our management. For measures we have taken to enhance the safety of students and employees, please see “Item 4. Information on the Company—B. Business Overview—Insurance and Safety.”

If we fail to maintain and increase student enrollment in our kindergartens and play-and-learn centers, our revenues may decline and we may not be able to maintain profitability.

The growth of our business relies heavily on the student enrollment in our kindergartens and play-and-learn centers. Student enrollment not only directly affects the tuition fees derived from our directly operated teaching facilities, it also affects the willingness of our franchisees to re-invest in and expand or continue their franchise operations within our network. We may face difficulties in increasing or maintaining the level of fees that we charge the franchisees or selling our educational merchandise through them if they find their franchise business with us unattractive. Our student enrollment is affected by several factors, including parents’ perception of the security and safety of our facilities, quality of care and education their children receive from us, our ability to develop new course materials and improve existing courses, expand our geographic reach, manage our growth while maintaining consistent and high teaching and service quality, effectively market and precisely target our products and services to a broader base of prospective students and parents, and respond effectively to competitions.

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

A sizeable portion of our revenues is affected by the ability of our franchisees to grow their businesses. For example, part of our revenues is derived from sales of teaching tools and licensing of feature courses to franchisees in addition to the basic course package. Through our franchisees, we also sell educational merchandise to children enrolled in franchise kindergartens and play-and-learn centers. If our franchisees are unable to grow their business or cease to procure educational merchandise from us, our revenues will be negatively affected. Also, deterioration in the business operations of our franchisees can result in, among other things, their facility closures,  delayed, reduced or no payments of annual and other fees and charges to us. In the event of any franchisee closure, we may need to take over the children originally enrolled in the closed facility and arrange to settle them in our directly operated or other franchisees’ facilities, or refund their fees paid, which can be costly and time-consuming.

Our success also depends on the willingness and ability of our franchisees to implement our business initiatives and strategies, including upgrades of equipment and interior decoration of teaching facilities and to remain aligned with us on business upgrade, promotional activities or capital-intensive reinvestment plans. Our control over our franchisees is based on the contracts with them and our standardized supervision and monitoring procedures, which may not be as effective as direct ownership. Although we maintain comprehensive and rigorous supervisory procedures, set standards to guide our franchisees on operations of kindergartens and play-and-learn centers—including requiring all our franchisees to obtain all required licenses and permits and only hire teaching staff with proper qualification and certification—and require all teachers and management personnel of our franchise teaching facilities to complete our mandatory trainings, our franchisees manage their businesses independently and are therefore responsible for the day-to-day operation of the franchise facilities and compliance with our franchise agreements. In addition, it is the franchisees and their teachers and employees that interact directly with students and their parents. In the event of any unsatisfactory performance or illegal actions by the franchisees or their employees or any incidents or operational issues in the franchise facilities, we may suffer reputational or financial damage which in turn might adversely affect our business as a whole.

In addition, the cooperation between a franchisee and us may be suspended or terminated for various reasons, including disagreements or disputes between the franchisee and us, their non-compliance with our franchise agreement, the franchisee’s failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations, or changing regulatory environment. For example, following the 2017 Incident, we temporarily suspended franchising both kindergartens and play-and-learn centers. We have since resumed franchising play-and-learn centers but the sizable franchising of new kindergartens remains suspended. Prolonged suspension of our franchising business may negatively affect our revenue and results of operations. Moreover, although we have maintained rigorous supervision of our franchisees and contractually require all of our franchisees to obtain requisite licenses or permits, certain of our franchisees may not be able to fulfill these requirements on a timely basis, potentially negatively impacting our brand image and leading us to choose to terminate our cooperation with such franchisees. We may not be able to find replacements for those franchisees timely or at all. Any resulting service disruption could materially and adversely affect our brand image, reputation and financial performance.

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

Our business and results of operations depend on our ability to maintain and raise the fee levels and prices of our services and products.

An important factor affecting our profitability is the tuition fees we charge at our directly operated teaching facilities as well as the fees that we charge our franchisees and other business partners. We are currently in the process of applying certain of our directly operated kindergartens as for-profit schools where local authorities have allowed for such application, and certain of our directly operated kindergartens have been successfully applied as for-profit schools. We also derive a portion of revenues from sales of educational merchandise. The amounts of those fees and prices we charge, except for inclusive kindergartens, are primarily determined based on the demand and popularity among children and their parents for our education services and products, the cost of our operations, the geographic markets where we operate, our competitors’ pricing levels, our pricing strategy to gain market share and the general economic conditions in China.

In addition, our tuition cannot exceed the maximum amounts on file with the local governmental pricing authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—Interim Measures for the Management of the Collection of Private Education Fees.” Certain of our kindergartens are “inclusive kindergartens” where tuition is determined by local educational authorities. We also operate certain of our kindergartens on premises leased from government bodies as of December 31, 2018. If we are encouraged or required by relevant educational authorities to operate some of these kindergartens as “inclusive kindergartens,” our tuition fee level at these teaching facilities may become lower. There can be no assurance that we will be able to maintain or raise the tuition level and other fees that we charge at our teaching facilities in the future due to various reasons, including the failure to complete pricing filings with governmental authorities and some of our facilities being converted into inclusive kindergartens, and our business, financial position and results of operations may be materially and adversely affected in the event of our failure to maintain or steadily raise our fee levels and prices of our services and products.

Moreover, the Amended Law for Promoting Private Education sets out certain restrictions as to the use of profits earned by not-for-profit schools. We in general plan to submit applications and designate our directly operated kindergartens as for-profit schools, but there is no guarantee that our for-profit school designation applications will be approved. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—The Revisions of the Law for Promoting Private Education of the PRC” for further details. As a result, we may not be able to maintain our current tuition fees and may not be able to raise any of such fees for our kindergartens at our desired rates, times and places or at all in the future under the framework of the Amended Law for Promoting Private Education.

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

Currently, some of our consolidated entities in China providing certain training programs directly to children or teachers do not list “educational training,” “children training” or similar items in their business scopes. In addition, certain of our consolidated entities provide training and education programs at the locations that are not registered in their business licenses or private school operation permits.

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

The sponsors of a kindergarten are required to register with the competent local education bureau and be reflected in that kindergarten’s charter documents and its private school operation permit. However, due to variances in certain local education bureaus’ registration practices, in some cases we are not able to register kindergarten sponsors to accurately reflect the actual sponsorship structure. For certain of our directly operated kindergartens, we are shown as the sole sponsor in the education bureau registration and our private school operation permits without reflecting the minority interests of other investors. We have entered into cooperation agreements with those investors and the relevant charter documents and/or capital verification reports show them as co-sponsors, thus resulting in inconsistencies with the education bureau registrations. For certain of our directly operated kindergartens, certain individuals were registered as sole sponsors with the competent local education bureaus, while we are the actual kindergarten sponsor only in the charter documents and/or capital verification reports.

There is no assurance that we will be able to file for amendments to these registrations to rectify these inconsistencies. Although the charter documents and/or capital verification reports would evidence the ownership of and control over those kindergartens, if we were to be held responsible for those inconsistencies in registration, we may be subject to fines, confiscation of the gains derived from our noncompliant operations, suspension of our noncompliant operations, revocation of private school operation permits, or liability to indemnify economic loss suffered by our students. Moreover, these inconsistencies might put our control of the directly operated kindergartens at risk. Materialization of any of the aforementioned risks may materially and adversely affect our business, financial conditions and results of operations.

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

The early childhood education industry in China is rapidly evolving, highly fragmented and competitive, and we expect the competition in this industry to persist and intensify. We compete with public and private kindergartens, play-and-learn centers and other teaching and child-caring institutions that offer similar programs. We compete with them in many aspects, including the quality of program and curriculum offerings, service quality, tuition fee levels, competent teachers and other key personnel and facility locations and conditions. Our competitors may adopt similar or superior curricula, teacher training systems, facility conditions and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their schools and respond more quickly than we can to the changes in student demand or market needs. In particular, the PRC public education system continues to improve in terms of resources and teaching quality, and government funding subsidies enable public kindergartens to offer services at competitive price levels, which leads to increased competition for us. As such, we may have to reduce tuition fees or increase capital expenditure in response to competition in order to retain or attract students or pursue new market opportunities. If we are unable to successfully compete for students, maintain or increase our tuition fee level, attract and retain competent teachers or other key personnel, enhance the quality of our educational services or control competition costs, our business and results of operations may be materially and adversely affected.

We and our franchisees lease most school premises and may not be able to fully control the rental costs, quality, maintenance and our leasehold interest in these premises, nor can we guarantee that we and our franchisees will be able to successfully renew or find suitable premises to replace our existing premises upon expiration or termination of the existing leases.

We and our franchisees lease most school premises from third parties. We require the landlords’ cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the school premises, buildings and facilities deteriorates, or if any or all of our landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our teaching facilities could be materially and adversely affected. In addition, if any of our landlords terminate the existing lease agreements before expiration, refuse to continue to lease the premises to us or our franchisees when such lease agreements expire, or increase rent to a level not acceptable to us or our franchisees, we will be forced to relocate the teaching facilities. Given parents prefer to send their children to kindergartens and play-and-learn centers in the vicinity of their neighborhoods, we may lose students if we cannot secure replacement premises nearby. Moreover, under the current regulatory environment, we may be subject to restrictions with respect to the fees we are able to charge for kindergartens leased on government property or community property.

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

We may not be able to achieve the benefits we expect from recent and future acquisitions and investments, which may have a material adverse effect on our business, financial condition and results of operations.

As part of our growth strategy, we have pursued and intend to continue to pursue selective strategic acquisitions of and investments in businesses which we deem to be complementary or beneficial to our existing business. Given the trend of the regulatory environment, our future acquisitions may be subject to more stringent regulations. For example, the Draft for Review prohibits group-based education institutions from controlling not-for-profit private schools through mergers and acquisitions, which may limit our acquisition targets and negatively affect our growth strategies. Acquisitions and investments also expose us to potential risks, including risks associated with the diversion of resources from our existing businesses, difficulties in successfully integrating the acquired businesses, failure to achieve expected growth by the acquired businesses as well as inability to generate sufficient revenue to offset the costs and expenses of the acquisitions. Materialization of any of the aforementioned risks may lead to a material adverse effect on our business, financial conditions and results of operations.

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

Our information technology infrastructure provides the backbone to maintain consistency in our service quality. Our Whiteboard information system works as a centralized platform for our teachers to prepare their courses online, serves as a multimedia teaching tool in the classrooms and operates as an efficient and secure channel for us to release curriculum content and upgrades to kindergartens and play-and-learn centers within our network. In addition, the operation of certain of our online product and services, such as our e-commerce platform of Qingtian Youpin and our mobile app Zhu Dou, are highly dependent on the proper operation of our information technology system. As such, material breakdown of our information technology system and any loss of the right to use the technology licensed from third parties could cause interruption to our business.

Uncertainties and risks accompany our strategy to further grow our business of directly operated kindergartens.

Direct operation of kindergartens has long been a driver of our growth. In 2018, revenues generated from our business of directly operated kindergartens represented a significant portion of our total revenues. We plan to mainly operate for-profit kindergartens and seek growth opportunities by continuing to open new kindergartens under our direct operation in the future, but uncertainties and risks exist with this strategy.

It is oftentimes difficult to locate desired premises for kindergartens. Generally kindergartens should not be built close to railways, highways, airports and main traffic artery. In addition, a kindergarten is not allowed to be located in a high-rise building and is required to have its independent entrance and courtyard. Kindergartens also need to be within easy access from large residential communities. These conditions make it difficult to locate desired premises for the development of kindergartens. Additionally, a relatively large amount of capital expenditure is required when launching a new kindergarten. When we launch a new directly operated kindergarten, the preparation period between handover of the leased property from the landlord to us and the facility opening typically lasts six to ten months, and no revenue can be generated during this period. Also in a typical case, it takes a kindergarten another three to four years of operation to ramp up student enrollment to near its capacity.

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

•                  we may require more time than expected, or may not be able, to obtain the accreditation for our services;

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

If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and current business, and our prospects may be materially and adversely affected as a result.

If our new brands and service offerings thereunder are not well received by the market, our overall financial performance and condition may be adversely affected.

We constantly seek to expand our business lines and extend our business coverage in addressable markets that we identified. For example, in addition to our core “RYB” brand kindergartens and play-and-learn centers, and leveraging our expertise in early childhood education, we expand our specially developed courses to kindergartens outside of our network with other business partners. Our efforts in exploring these new business opportunities and developing new brands may divert management attention and resources from our existing business. Moreover, if these new brands and the service offerings thereunder are not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses we incurred for them, and our overall financial performance and condition may be adversely affected.

Non-compliance on the part of business counterparties could disrupt our business and adversely affect our results of operations.

Our business counterparties and our vendors, may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our business activities and reputation and, in turn, our results of operations. In addition, we cannot be certain whether any of these counterparties has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. We require the business counterparties to confirm that they are in compliance with regulatory requirements to conduct the business, but we cannot assure you that these counterparties strictly comply with all applicable regulatory requirements in respect of permits and approvals, and any noncompliance on the part of these counterparties may cause potential liabilities to us and in turn disrupt our operations.

Success of our kindergartens and play-and-learn centers may be affected if we fail to continue to collaborate with overseas third-party educational content providers.

We offer the Scholastic English course and The Music Class (TMC) courses, which are both licensed from overseas third-party educational content providers, at our kindergartens and play-and-learn centers. We also team up with Erikson Institution to provide domestic and overseas training programs to our teachers and principals.

Our license agreements with TMC will expire in 2025, our cooperation with Scholastic and Erikson Institution will both end in 2021. In the event any of the license agreements are terminated or failed to be renewed upon expiration or earlier, we may not be able to find suitable educational content providers to continue to offer international courses appealing to our students. We may also encounter disputes with those partners from time to time. Should this occur, students attracted to our teaching facilities because of these courses may cease to enroll, and our business, results of operations, prospects and reputation may be materially and adversely affected.

Unauthorized disclosure or manipulation of sensitive personal data of our students and their parents, whether through breach of our network security or otherwise, could expose us to litigation or could adversely affect our reputation.

Maintaining our network security and internal controls over access rights is of critical importance because sensitive and confidential personal information, such as names, addresses, phone numbers of our students and their parents, as well as recordings of our CCTV monitoring system installed in our kindergartens and play-and-learn centers, which are primarily stored in our computer database or in our security centers. If our security measures are breached as a result of actions by third parties, employee error, malfeasance or otherwise, third parties may receive or be able to access confidential information of our students and potentially infringe students’ right to privacy and portrait, which could subject us to liabilities, interrupt our business and adversely impact our reputation. Additionally, we run the risk that our employees or third parties could misappropriate or illegally disclose confidential information in our possession. As a result, we may be required to expend significant resources to provide additional protection from the threat of these security breaches or to alleviate problems caused by these breaches.

We generate a significant portion of our revenues from Beijing. Any event negatively affecting our industry in Beijing could have a material adverse effect on our overall business and results of operations.

We derived a large portion of our total net revenues for the fiscal year ended December 31, 2018 from our operations in Beijing, and we expect our operations there to continue to contribute an important portion of our revenues. If there occurs an event in Beijing that negatively affects private education or if Beijing adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

Our teaching facilities have capacity constraints; if our expansion cannot keep up with the increased market demands, we might not be able to grow student enrollment efficiently or we might lose potential students to our competitors.

The facilities of our kindergartens and play-and-learn centers are limited in size and number of classrooms. We may not be able to admit all students who would like to enroll in our teaching facilities due to the capacity constraints of our teaching facilities. This would deprive us of the opportunity to serve the students and to potentially develop a long-term relationship with them for continued services. If we fail to expand our network of teaching facilities as quickly as the demand for our services grows, we could lose potential students to our competitors, and our results of operations and business prospects could suffer.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names, Internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our intellectual property rights may damage our brand reputation. Our RYB brand and logo is a registered trademark in China. Our proprietary curricula and course materials are protected by copyrights. However, preventing infringement on or misuse of intellectual property rights could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our intellectual property rights may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. There have been several incidents in the past where third parties used our brand RYB without our authorization, and on certain occasions we have resorted to litigation to protect our intellectual property rights. We cannot assure you that the relevant governmental authorities will grant us the approval to register our trademarks. As a result, we may be unable to prevent third parties from utilizing this brand name, which may have an adverse impact on our brand image. If we are unable to adequately protect our intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our business may suffer materially. Furthermore, our management’s attention may be diverted by those violations of our intellectual property rights, and we may have to enter into costly litigation to protect our proprietary rights against any infringement or violation.

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

We sell educational products through our facility network and the Zhu Dou Parenting platform, and we operate the Qingtian Youpin e-commerce platform where we sell high-quality maternal and children products. Contractual disputes over warranties can arise in the ordinary course of business. In extreme situations, we may be exposed to potential injury liabilities as a result of misuse or quality defects of the products we sell.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our consolidated financial statements, which in turn could harm our business and negatively impact the market price of the ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Risks Related to Our Corporate Structure

If the PRC government decides that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our contract or other interests in those operations.

Foreign investment in the education industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Foreign Investment Industries Guidance Catalog (Amended in 2017), or the Guidance Catalog, and pursuant to the List of Special Management Measures for the Market Entry of Foreign Investment  issued jointly by the NDRC and the MOFCOM on June 28, 2017 and became effective on July 28, 2017(the “Negative List”), the provision of preschool education in the PRC is under the category of “restricted industries” for foreign investors. Foreign investments in preschool education is restricted to cooperation with PRC domestic parties who are required to play a dominant role in the cooperation. In addition, the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education issued by the MOE on June 18, 2012 also stipulates that the foreign portion of the total investment in a Sino-foreign joint venture kindergarten is restricted to less than 50%. In terms of the identity of the foreign investors, according to the Regulation on Operating Sino-foreign Schools of the PRC, or the Sino-foreign Schools Regulation, which was promulgated by the State Council on March 1, 2003, became effective on September 1, 2003 and amended on July 18, 2013, foreign investors in kindergartens must be foreign education institutions with relevant qualifications and experience. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment” in this annual report for further details.

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

If the PRC government decides that our contractual arrangements do not comply with its restrictions on foreign investment in kindergarten education, or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations or failures, including, without limitation:

•                  terminating the lease of certain of our kindergartens;

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

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the Foreign Investment Law was formally passed by the 13th National People’s Congress and will take effect on January 1, 2020. The Foreign Investment Law will replace the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC.

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain and maintain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions or prohibitions in China. The Foreign Investment Law stipulates four forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. Since contractual arrangements are not specified as foreign investment under the Foreign Investment Law, and if the future laws,  administrative regulations or provisions prescribed by the State Council do not incorporate contractual arrangements as a form of foreign investment and the operation of higher education is still in the Negative List, our contractual arrangements as a whole and each of the agreements comprising the contractual arrangements will not be affected and will continue to be legal, valid and binding on the parties. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment, or if the our contractual arrangements are in violation of any further PRC laws and regulations, as a result, we may not be able to operate our kindergartens through the contractual arrangements and we would lose our rights to receive the economic benefits of our kindergartens and our VIE. Therefore, the financial results of our kindergartens and our VIE would no longer be consolidated into our Group’s financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. An investment loss would be recognized as a result of such derecognition.

In the extreme case-scenario, we may be required to terminate our contractual arrangements and/or dispose of our kindergartens, our VIE and its subsidiaries, which could have a material and adverse effect on our business, financial condition and result of operations.

Therefore, there is no guarantee that our contractual arrangements and the business of our VIE and its subsidiaries will not be materially and adversely affected in the future.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations—including the operation of kindergartens as well as franchise of kindergartens and play-and-learn centers—which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to operate kindergarten education services in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE and the VIE’s subsidiaries or kindergartens sponsored by our VIE constituted almost all our net revenues in 2018.

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

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends on our ability to receive dividends and other distributions from our PRC subsidiary. The amount of dividends and other distributions our PRC subsidiary is able to be paid to us depends on the amount of service fees paid by our VIE and its subsidiaries pursuant to the contractual arrangements.  However, if the PRC government authorities promulgate any new policies, such authorities may seek to confiscate any or all of the service fees that have been paid by our VIE or its subsidiaries, including retrospectively, if, among other things, such service fees are viewed as in violation of PRC laws and regulations, or our contractual arrangements are viewed as in violation of PRC laws and regulations by PRC authorities and are terminated or canceled. The relevant PRC authorities may also seek to halt children enrollments at our kindergartens or, in a worse situation, revoke the operation permits of these kindergartens. As a result, our business and financial performance may be materially and adversely affected.

Certain terms of our Contractual Arrangements may not be enforceable under PRC laws

Our contractual arrangements provide for dispute resolution by way of arbitration in accordance with the arbitration rules of the China International Economic and Trade Arbitration Commission in Beijing, the PRC. Our contractual arrangements provide that the arbitral body may award remedies over the equity interests, property interests and/or assets of the VIE, injunctive relief or order of winding up of the VIE. However, we have been advised by our PRC Legal Advisors that the above-mentioned provisions contained in the contractual arrangements may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant any injunctive relief or provisional or final winding-up order to preserve the assets of or any equity interest in our VIE in case of disputes. Therefore, such remedies may not be available to us, notwithstanding the relevant contractual provisions contained in our contractual arrangements. PRC laws allow an arbitral body to award the transfer of assets of or equity interest in the VIE in favor of an aggrieved party. In the event of non-compliance with such award, enforcement measures may be sought from the court. However, the court may or may not support the award of an arbitral body when deciding whether to take enforcement measures. Under PRC laws, courts of judicial authorities in the PRC generally would not grant injunctive relief or the winding-up order against the VIE as interim remedies to preserve the assets or equity interests in favor of any aggrieved party. As a result, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over our VIE and its subsidiaries and conduct our education business could be materially and adversely affected.

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

The MOJ Draft for Review released by the MOJ on August 10, 2018, stipulates that group-based education institution shall not control not-for-profit private schools through mergers and acquisition, franchise, agreement or any other similar manner. Furthermore, the Reform Opinions issued by the Central Committee of the Communist Party of China and the State Council on November 15, 2018, which regulates that social capital is not allowed to control not-for-profit kindergartens or kindergartens that are sponsored by state-owned assets or collectively-owned assets through ways such as mergers and acquisitions, delegating operation, franchising, variable interest entities or contractual arrangements, and listed companies are not allowed to invest for-profit kindergartens through ways such as financing from share market, or acquire assets of for-profit kindergartens through ways such as issuing shares or paying cash. Such stipulation may have a negative impact on both the type and number of the target of our expansion strategy, as we may no longer be able to acquire not-for-profit private schools or control them through ways such as franchising or “contractual arrangements”, and we may no longer to invest for-profit kindergartens through ways such as financing from share market, or acquire assets of for-profit kindergartens through ways such as issuing shares or paying cash.

We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions and limit the scope and amount of our acquisition, which could affect our ability to expand our business or maintain our market share.

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

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. Upon inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.  However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies in U.S..

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The firms would receive matching Section 106 requests, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC initiated a procedure through which, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content in order to render them capable of being made available by the CSRC to U.S. regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitisation procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

Since our ASDs became listed on the New York Stock Exchange on September 27, 2017, the trading price of our ADSs has ranged from US$5.60 to US$23.7 per ADS in 2018. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. Ascendent Rainbow (Cayman) Limited holds 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares, representing approximately 29.9% of total outstanding ordinary shares. Pursuant to a Registration Rights Agreement we entered into with Ascendent Rainbow (Cayman) Limited in September 2017, we agreed to provide Ascendent Rainbow (Cayman) Limited with certain registration rights in respect of our ordinary shares held by them, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market, the prevailing market price for our ADSs could be adversely affected. Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share shall entitle the holder thereof to one vote, and each Class B ordinary share shall entitle the holder thereof to ten (10) votes. Our ADSs represent Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a shareholder thereof to any person or entity which is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the registered shareholder of such share, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Further, each Class B ordinary share shall automatically be re-designated into one Class A ordinary share, if at any time Mr. Chimin Cao, Ms. Yanlai Shi and their respective affiliates collectively hold less than five percent (5%) of the issued and outstanding ordinary shares of the Company, and no Class B shares shall be issued by the Company thereafter.

As of March 31, 2019, Mr. Cao, Ms. Shi and Ascendent Rainbow (Cayman) Limited collectively beneficially own an aggregate of approximately 68.2% of our total issued and outstanding ordinary shares and 89.6% of the voting power of our issued and outstanding shares. Therefore, Mr. Cao, Ms. Shi and Ascendent Rainbow (Cayman) Limited have considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs or withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote at such meeting. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. The deposit agreement provides that if the depositary does not timely receive voting instructions from the ADS holders and if voting is by poll, then such holder shall be deemed, and the depositary shall deem such ADSs holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the underlying Class A ordinary shares represented by ADSs, with certain limited exceptions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the Class A ordinary shares represented by your ADSs are not voted as you requested.

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

As a company incorporated in the Cayman Islands, we are permitted to, and do, adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. Currently, we rely on home country practice exemption with respect to the requirement for a fully independent nominating and corporate governance committee. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

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

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our income and assets and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—C. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—C. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our principal executive offices are located at 4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China. Our telephone number at this address is +86 10-8767 5611. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.                                    Business Overview

We provide kindergarten services and play-and-learn center services, as well as at-home education products and services through our VIE, its subsidiaries and sponsored kindergartens. Outside of our network, we license our separately developed courses, sell educational products and also provide kindergarten operation solutions, training and other advisory services.

Our Early Childhood Education Network and Alliance

We directly operate and franchise play-and-learn centers and kindergartens across the country. In addition, we also license separately developed kindergarten courses, and offer operational solutions, training and other advisory services through other business partners, to kindergartens outside of our network.

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

As of December 31, 2018, we had 101 directly operated and 247 franchise kindergartens in operation in 28 provinces and municipalities in China. Total student enrollment and total teaching staff at our directly operated kindergartens was 23,627 and 3,400 as of December 31, 2018, respectively.

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

A vast majority of our kindergartens are operated under the “RYB (  )” brand. They teach our core “RYB” curricula, with some variations in feature course offerings tailored to local needs, and most of them also teach Scholastic Early-age English. The tuition fees of our kindergartens vary across our network, mostly in accordance with the spending power of local communities.

In addition, to serve the growing demand for bilingual, premium early childhood education in China, some of our kindergartens also provide Chinese-English bilingual curricula or English-only curricula.

Play-and-learn centers

Our play-and-learn centers offer flexible and engaging classes, designed for joint participation by 0-6-year-old children and their adult family members, to promote the children’s development, foster bonding with family, and prepare them for their entry into kindergartens or primary schools.

Our typical play-and-learn centers occupy 500 to 800 square meters of indoor floor area, with classrooms and caregiver waiting zones.

We operate a small number of facilities directly as flagship models and have expanded our network primarily with franchise play-and-learn centers. As of December 31, 2018, there were a total of 6 play-and-learn centers in operation in our network.

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

In play-and-learn centers, our curriculum aims to encourage interactions between 0-6-year-old children and their family members, promote physical, intellectual and emotional development of the children, and prepare these children for their entry into kindergartens or primary schools. Courses offered at play-and-learn centers include play and explore, talent talk shows, The Music Class, intelligence cultivation, as well as transition to kindergartens and primary schools. Play-and-learn centers charge students by sessions attended. Parents purchase prepaid cards for classes, with credit typically ranging from 24 sessions to 240 sessions in most play-and-learn centers. Each session typically lasts forty to fifty minutes. Those pre-paid session cards normally have set expiration dates. For example, a 96-session prepaid card generally has a term of two years, and any unused sessions will expire at the end of the two-year term. The per-session price varies across the country for prepaid cards with different number of sessions, ranging typically from approximately RMB100 to approximately RMB400.

We allow refunds of tuition fees in certain circumstances. Where there are specific requirements by local education bureaus, we follow their guidance. For example, for kindergartens for which no local requirement exists, if a child does not attend classes for a whole calendar month, we may allow a refund of 50% of the tuition fee for that month; and if a child only attends classes for five days or less in a month, we may allow a refund of 25% of the tuition fee for that month. For play-and-learn centers, we allow full refund within seven days of purchase of the course cards. After that seven-day period, we generally allow a refund for unused sessions (after deducting certain processing fees) if customers have only used less than half of the total sessions that they purchased; we do not offer any refund if 50% or more of the total sessions purchased have been used.

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

Our typical franchise agreements have terms of five years for kindergartens and three years for play-and-learn centers, and are renewable with our consent and payment of a renewal fee. These franchise agreements set out in detail what services we provide and the fee level for such services. In addition to the fixed annual fee model, starting in late 2018, we also began to use revenue-sharing model for our franchise services.

As of December 31, 2018, we had a total of 1,343 franchise facilities. We believe our franchise business model not only helps franchisees achieve personal success, but also increasingly adds value to our own business and reputation.

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

We also distribute educational merchandise such as teaching aids, educational toys, at-home educational products and school uniforms through our franchisees and other business partners. We maintain high standards when we procure educational merchandise from vendors to ensure that the products are well designed, meet relevant industrial standards and appeal to the target age group. In addition to leveraging our internal product design capabilities, we work with educational merchandise designers and/or vendors to design or refine the products that best fit our requirements.

We have established Qingtian Youpin, an e-commerce platform for high-quality maternity and children’s products. These products are not only available online, but are also sold in our numerous teaching facilities across the country.

We have been constantly exploring new growth opportunities in the early childhood education industry. For example, we rolled out pilot programs of daycare services for 0-3-year old children, tutorials on traditional Chinese culture and arts, and started to provide internal design services to kindergarten outside our network.

Our Curriculum and R&D Capability

Our curriculum

Our kindergarten curriculum consists of our self-developed Multi-Dimension Education Courses, which cover the six principal fields of early childhood education, preparation for entry into kindergartens and primary schools, Scholastic Early-age English, and certain feature courses. We also offer another set of courses tailored for our play-and-learn centers.

The course packages for the Hong Shan Enable Alliance are specially tailored to be unique while being inclusive and affordable. While these for-license courses are built upon the core methodologies used in the course materials taught at RYB-branded kindergartens, they are designed to be easy to use at a lower cost.

Curricula Development

Our curricula are constantly evolving in response to the needs of children and their parents. We identify needs for new courses or course updates through various channels, including initiatives from our in-house education experts and feedback from our customers. The entire development process includes feasibility review, design, quality review, trial release and internal feedback, fine-tuning and official release. Upgrades to existing courses appear instantly on our white board system upon their release. We require our teachers to incorporate course upgrades to their teaching promptly. In the event of any major upgrade or release of new courses, we will hold various training sessions for teachers in our network.

We have a strong early childhood educational content development team, with solid credentials and rich experience fueled by a spirit of innovation. Our research and development department is headed by renowned figures in the education industry and benefits from insights offered by a highly engaged advisory board of industry leaders, including Mr. Xiping Tao, a former general advisor of the Supervisory Board for China National Education and the honorary Chairman of the Asia-Pacific Regional Association of the United Nations Educational, Scientific and Cultural Organization. Our development department hosts separate teams that are devoted to each of our product and service lines, including play-and-learn centers, kindergartens, other business partners and Zhu Dou Parenting products. These teams specialize in their respective areas to develop tailored contents while collaborating with each other at the same time to ensure an integrated overall curriculum system.

As of December 31, 2018, our dedicated content development team consisted of 33 members. Over 85% of them held bachelor’s degrees or above, approximately 61% of them graduated with education-related majors, and they have an average of over 10 years’ experience in early childhood education. Many of our teaching staff and facility principals also actively participate in our daily content development activities.

Our development team also designs and develops educational tools and toys, as well as books for the mass market.

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

As of December 31, 2018, we employed a total of 3,485 teaching staff in our directly operated kindergartens and play-and-learn centers, almost all of whom had received professional training from colleges or other institutions in the areas of pedagogy, arts and language before joining us. Before joining us, a number of our teachers have gone through RYB co-sponsored programs with selected teachers’ colleges where they studied. Through these co-sponsored programs, we provide these candidates with an early exposure to our culture and teaching philosophy.

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

We have also developed various mobile applications. They include Zhu Dou Parenting, where users can purchase at-home educational content, books and educational toys; Qingtian Youpin, which is an e-commerce platform for high-quality maternity and children’s products; and mobile app for kindergartens and play-and-learn centers that keeps parents updated on facility news, course progress updates and updates for their children.

One of our ongoing primary objectives is to maintain reliable systems. We have implemented performance monitoring for all key systems to enable us to respond quickly to potential problems. Our websites are hosted at cloud servers maintained by a reputable cloud computing service provider.

In addition to continuous development and improvement of our technology infrastructure, we have also upgraded certain technology equipment to enhance the security of our facilities. For example, we have installed CCTV monitoring system in all of our directly operated kindergartens.

Intellectual Property

Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our course offerings and services from infringement, and contribute to our competitive advantages. As of March 31, 2019, our intellectual property rights include the following:

•                  318 trademark registrations for our brand and logo in China, among them RYB Kindergarten (  ) and RYB Play-and-learn Center (  ) have been recognized as “well-known trademarks (  )” by the Trademark Review and Adjudication Board of the State Administration for Industry and Commerce in China;

•                  817 copyrights for content that we developed in-house;

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

Our teachers, however, may not follow our safety manual and standards at all times, and any misbehavior by our teachers may cause harm to children in our teaching facilities. For example, the 2017 Incident caused harm to our students, and the ensuing negative publicity associated with it directly affected our operation results. As a result of the 2017 Incident, some parents lost confidence in our services, and utilization of the kindergarten involved in the 2017 Incident was directly and negatively impacted, and some franchisees requested to terminate their franchise relationships with us. Subsequent to this event, we established a special task force under the leadership of our independent directors to conduct a thorough self-inspection across our teaching facilities. We have taken steps to implement more stringent teacher recruitment requirements, by, among other things, improving teacher training, raising teacher compensation, and more closely monitoring and providing support to our staff. We have also taken measures to improve the security monitoring and management system of our teaching facilities. All of our directly operated kindergartens are now equipped with CCTV monitoring systems. We have also invited parents to participate in open classes and other efforts aimed at making our facilities safer and more transparent.

With respect to food safety, most of our directly operated kindergartens are now equipped with kitchens to provide meals to our students and others at our facilities, which reduces the likelihood of food poisoning or food quality incidents on our premises as a result of purchasing food from the outside.

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

Regulations Relating to Foreign Investment in the PRC

The Foreign Investment Law

On March 15, 2019, the Foreign Investment Law was formally passed by the 13th National People’s Congress and will take effect on January 1, 2020. The Foreign Investment Law is the fundamental law for foreign investment in PRC, which will replace the Law on Sino-Foreign Equity joint ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises as the general law applicable for the foreign investment within the PRC.

The Foreign Investment Law defines foreign investment as any investment activity directly or indirectly carried out in the PRC by one or more foreign natural persons, enterprises or other organizations, and specifically stipulates four forms of investment activities as foreign investment, namely, (i) establishment of a foreign-invested enterprise in the PRC by a Foreign Investor, either individually or collectively with any other investor, (ii) obtaining shares, equities, assets interests or any other similar rights or interests of an enterprise in the PRC by a foreign investor, (iii) investment in any new construction project in the PRC by a foreign investor, either individually or collectively with any other investor, and (iv) investment in any other manners stipulated under laws, administrative regulations or provisions prescribed by the State Council.

The Foreign Investment Law establishes the administration systems for foreign investment, which mainly consists of pre-establishment national treatment plus negative list, foreign investment information report system and security review system. The said systems, together with other administration measures stipulated under the Foreign Investment Law, constitute the frame of foreign investment administration. The pre-establishment national treatment refers to granting to foreign investors and their investments, in the stage of investment access, the treatment no less favorable than that granted to domestic investors and their investments; the negative list refers to special administrative measures for access of foreign investment in specific fields as stipulate d by the State. The State will give national treatment to foreign investments outside the negative list. The negative list will be released by or upon approval by the State Council.

The Foreign Investment Law sets forth principles and measures to promote foreign investment in the PRC and specifically provides that the PRC legally protects Foreign Investors’ investment, earnings and other legitimate rights and interests in the PRC. The Foreign Investment Law further provides that foreign-invested enterprises established before the Foreign Investment Law coming into effect may retain their original form of organizations within five years after the Foreign Investment Law comes into effect. The specific implementing measures will be prescribed by the State Council.

Foreign Investment Industries Guidance Catalog (2017) and Special Administrative Measures for Access of Foreign Investment (Negative List) (2018)

Pursuant to the Foreign Investment Industries Guidance Catalog, or the “Foreign Investment Catalog,” which was amended and promulgated by the NDRC and the MOFCOM on June 28, 2017, and became effective on July 28, 2017, preschool education, high school education and higher education are restricted industries for foreign investors.

On June 28, 2018, the NDRC and the MOFCOM jointly issued the List of Special Management Measures for the Market Entry of Foreign Investment, or the Negative List, which became effective on July 28, 2018 and sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements. According to the Negative List, foreign investors shall comply with such restrictive requirements when engaging in the restricted activities listed in the Negative List. In addition, according to the Negative List, foreign investors shall not engage in the prohibited activities listed in the Negative List.

Under the Negative List, the provision of pre-school, ordinary senior high school and higher education services in the PRC is under the category of  restricted industries for foreign investors. Foreign investments in such education institutions are only allowed in the form of sino-foreign cooperative educational institutions in which the domestic party shall play a dominant role. It suggests that the principal or the chief executive officer of an education institutions shall be a PRC national and the representatives of the domestic party shall account for no less than half of the total number of members of the board of directors, the executive council or the joint administration committee of a sino-foreign cooperative educational institution.

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

Pursuant to the Education Law of the PRC before the Amended Law for Promoting Private Education becoming effective, no organization or individual may establish or operate a school or any other education institution for profit-making purposes and accordingly, no private schools shall be established for profit-making purposes. Pursuant to the Implementation Rules, private schools are classified into three categories, namely, (i) schools established by donations, (ii) schools whose sponsors do not require reasonable returns and (iii) schools whose sponsors require reasonable returns.

On December 27, 2015, the Standing Committee of the PRC National People’s Congress, or the NPC Standing Committee, published the Decision on Amendment of the Education Law, which became effective on June 1, 2016. The amended Education Law does not include provisions that prohibit any organization or individual from establishing or operating a school for profit-making purposes.

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

Under the Private Education Law and PE Implementation Rules, private education is deemed a public welfare undertaking, and entities and individuals who establish private schools are commonly referred to as “sponsors,” instead of “investors” or “shareholders.” The establishment of a private school shall meet the local need for educational development and the requirements of the Education Law and the relevant laws and regulations. The standards for the establishment of private schools shall be commensurate with those for the establishment of public schools of the same grade and category. In addition, the establishment of private schools providing academic qualifications education, kindergarten education, education for self-study examination and other cultural education shall be subject to approval by the education authorities at or above the county level, while the establishment of private schools engaging in vocational qualification training and vocational skill training shall be subject to approval by the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a permit for operating a private school and shall be registered in accordance with relevant laws and regulations. According to the Interim Regulations on Registration Administration of Private Non-enterprise Units promulgated by the State Council and became effective on October 25, 1998, private non-enterprise units, which referred to social organizations which are established by enterprises, institutions, associations or other civil entities as well as individual citizens using non-state assets and conduct not-for-profit social service activities, shall be registered with the Ministry of Civil Affairs of the PRC or its local counterparts above the county level as a private non-enterprise unit.

Under the above regulations, private schools have the same legal status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. The operations of a private school are highly regulated.

The Amendment to the Law for Promoting Private Education

On November 7, 2016, the Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC was promulgated by Order No. 55 of the President of the PRC, or the Amended Law for Promoting Private Education, which became effective on September 1, 2017. On 29 December 2018, the Decision of the Standing Committee of the National Peoples Congress on Amending the Seven Laws of the Labor Law of the PRC was promulgated by Order No. 24 of the President of the PRC and took into effect on the same date, which made two minor adjusts to Article 26 and Article 64 of the Amended Private Education Promotion Law.

The Amended Law for Promoting Private Education establishes a new classification system for private schools. Private schools are now classified by whether they are established and operated for profit-making purposes. Under the Amended Law for Promoting Private Education, sponsors of private schools that are not engaged in compulsory education may choose to establish not-for-profit or for-profit private schools at their own discretion. School sponsors of for-profit private schools are allowed to get income from the operation of the school, and the balance of running such schools is permitted to be handled in accordance with the PRC Company Law and other relevant laws and administrative regulations. School sponsors of not-for-profit private schools are prohibited from getting income from the operation of the schools, and the balance of running such schools may only be used for the operation of other not-for-profit schools. Furthermore, the remaining assets upon liquidation of for-profit private schools are permitted to be handled in accordance with the relevant provisions of the PRC Company Law and that of not-for-profit private schools may only be used for the operation of other not-for-profit schools. For-profit private schools are entitled to make their own decisions about collection of fees in accordance with the market situation, while collection of fees for not-for-profit private schools shall be subject to concrete measures to be promulgated by the provincial, autonomous regional or municipal government. In addition, private schools are entitled to preferential tax policies and land policies in accordance with PRC laws, with the emphasis that not-for-profit private schools shall enjoy preferential tax policies and land policies equivalent to those applicable to public schools.

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

On December 30, 2016, the MOE, the Ministry of Civil Affairs, the State Administration of Industry and Commerce of the PRC, or SAIC, the Ministry of Human Resources and Social Security, or MOHRSS, and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools, reflecting the new classification system for private schools as set out in the Amended Law for Promoting Private Education. Pursuant to these implementation rules, if a private school established before the promulgation of the Amended Law for Promoting Private Education chooses to be registered as a not-for-profit school, it shall amend its articles of association, continue its operation and complete the new registration procedure. If such a private school chooses to be registered as a for-profit school, it shall conduct the financial settlement process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant governmental authorities. In addition, such a private school shall pay the relevant taxes, apply for a new private school operation permit, and apply to be transformed into a limited liability company and registered as a for-profit school and continue its operation.

On December 30, 2016, the MOE, SAIC and the MOHRSS jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger, termination and other material changes of a for-profit private school shall first be reported by the board of directors of the relevant school to and get approvals from the relevant authorities, and subsequently be registered with the competent branch of SAIC.

On August 31, 2017, the MOE and the SAIC issued the Notice on the Registration and Administration of the Name of For-Profit Private Schools, which became effective on 1 September 2017, pursuant to which the private school shall be registered as a limited liability company or a joint stock limited company according to the Company Law of the PRC and the Amended Law for Promoting Private Education and its name shall comply with the relevant laws and regulations on company registration and education.

In addition to the Amended Private Education Promotion Law and the rules above mentioned, more implementing regulations will be introduced to further provide detailed requirements for the operation of not-for-profit and for-profit private schools:

•                  the amendment to the Implementation Rules for the Law on the Promotion of Private Education of the PRC;

•                  the local regulations relating to legal entity registration of for-profit and nonprofit private schools; and

•                  the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the provinces in which our schools are located, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools and measures for collection of not-for-profit private schools’ fees.

Draft for Review

On April 20, 2018, the MOE released for public consultation purposes the MOE Draft for Comments, namely, the Implementing Regulations for the Law for Promoting Private Education of the PRC (the Draft Revision) (the Consultation Version), and its explanatory notes. The consultation period for public comments has ended on May 20, 2018.

On August 10, 2018, the MOJ released for public consultation purpose the MOJ Draft for Review, namely, the “Implementing Regulations for the Law for Promoting Private Education of the PRC (Revised Draft) (the “Draft for Review”), and its explanatory notes. The Draft for Review is a revised version of the MOE Draft for Comments, for public consultation purposes. The consultation period for public comments has ended on September 10, 2018.

The Draft for Review makes certain significant changes to certain provisions of the 2004 Implementing Regulations, which may affect the private schools. Details of such changes are as follows:

•                  Article 5: Foreign-invested enterprises established in China and social organizations whose controllers are foreign parties shall not sponsor, or participate in the establishment of or control private schools which provides compulsory education in China;

•                  Article 12: A social organization, if simultaneously sponsors or actually controls more than one private school or implements group-oriented operations of schools, shall be qualified as a legal person, and the funds, personnel, organizations and other conditions and abilities suitable for carrying out the activities of running schools, and shall be responsible for the management and supervision of its private schools. Group-based education institution shall not control nonprofit private schools through mergers and acquisition, franchise, agreement or any other similar manner; and

•                  Article 45: Related party transactions entered into by private schools shall be open, fair and just and shall not harm national interests, interest of the school or the rights and interests of the teachers and students.

Private schools shall set up an information disclosure system to deal with related parties. The educational administrative department and the human resources and social security departments shall strengthen supervision of the agreements signed between not-for-profit private schools and their related parties, and if these agreements involve major interests or will be performed over a long period of time and repetitively, they shall examine and audit the necessity, legality and compliance of these agreements. When the executive council, the board of directors or decision-making body in other forms deliberates on the transactions with related parties, the members of the decision-making body who have an interest in such transactions shall abstain from voting and may not exercise their voting rights on behalf of other members.

Opinions of the CPC Central Committee and State Council on Deepening Reform in Preschool Education

On November 7, 2018, the Central Committee of the Communist Party of China and the State Council promulgated the Opinions of the CPC Central Committee and State Council on Deepening Reform in Preschool Education, or the Reform Opinions, which provides, among others, that (i) private kindergartens forming part or all of the assets of a listing vehicle are prohibited from listing on stock markets; (ii) non-governmental capital is prohibited from controlling state-owned or collectively-owned kindergartens and not-for-profit kindergartens by ways of mergers and acquisitions, entrusted management, franchising, variable interest entities arrangements, or other forms of control agreements; (iii) for-profit kindergartens which participate in acquisitions, franchising or chain operation shall file with education departments of the county level or above and make available to the public agreements entered into with relevant interested enterprises; (iv) listed companies are prohibited from investing in for-profit kindergartens through financing through stock markets, and should not purchase assets of for-profit kindergartens by cash, issuance of shares or other similar means; and (v) provincial legislative bodies should promulgate implementing measures by June 2019 with regard to the election of private kindergartens to be registered as not-for-profit or for-profit schools and specify time-frame requirements for such registration.

Circular on Initiating the Rectification of Kindergartens Affiliated to Residential Communities in Urban Areas

On January 22, 2019, the General Office of the State Council issued the Circular on Initiating the Rectification of Kindergartens Affiliated to Residential Communities in Urban Areas, or Circular on Initiating the Rectification, according to which the completed community-affiliated kindergartens should be handed over to the local education authorities. Those which are not handed over to the local education authorities should complete this procedure within a limited time, and those are used for other purposes shall be taken back by the local education authorities. After the existing community-affiliated kindergartens been handed over to local education authorities, they shall be held by local education authorities as public kindergartens or turn into inclusive kindergartens operated by authorized social parties. The community-affiliated kindergartens shall be not-for-profit.

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

Regulations on Qualifications of Teachers

Pursuant to the Implementation Rules for the Law on the Promotion of Private Education of the PRC, teachers employed by a private school shall have the qualifications specified for teachers and meet the conditions provided for in the Teachers Law and the other relevant laws and regulations, and there shall be a definite number of full-time teachers in a private school. Pursuant to the Teachers Law of the PRC issued by Standing Committee of the NPC, the Teachers Law shall apply to teachers specifically engaged in education and teaching at schools of various levels and categories or other institutions of education. “Schools of various levels and categories” refers to the schools that carry out pre-school education, ordinary primary education, ordinary secondary education, vocational education, ordinary higher education, special education or adult education, and “other institutions of education” refers to ShaoNianGong, local teaching, research offices and the institutions that conduct audio-visual education.

In addition, pursuant to the Teachers Law, the relevant provisions of the Teachers Law may be applied mutatis mutandis in the light of the actual conditions to the educational and teaching assistants of schools or other institutions of education, as well as teachers and the educational and teaching assistants of schools of other categories.

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

Regulations Relating to Licenses for Value-Added Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, which was amended on February 6,2016, to regulate telecommunications activities in China. The Telecommunications Regulations divide telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or a VAT License, from the Ministry of Industry and Information Technology, or MIIT, or its provincial level counterparts. The Administrative Measures for Telecommunications Businesses Operating Licensing  was promulgated by the MIIT on March 1, 2009 and amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, Internet information services, also called Internet content services, or ICP services, are deemed to be a type of value-added telecommunications services. On December 28, 2015, the MIIT published a revised Catalog of Classification of Telecommunication Business, or the 2015 MIIT Catalog, which took effect on March 1, 2016. According to the 2015 MIIT Catalog, Internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continue to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000 and amended on January 8, 2011, set forth more specific rules on the provision of ICP services. According to the ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial Internet content services within the PRC; when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through Internet for profit making purposes.

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

Regulations Relating to Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC on July 5, 1994, came into effect on January 1, 1995, and was amended on August 27, 2009 and on December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

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

On September 18, 2018, the general meeting of State Council announced that the policies for social insurance shall remain unchanged until the reform has been completed for the transfer of the authority for social insurance from the Ministry of Human Resources and Social Security to the State Administration of Taxation on January 1, 2019. On September 21, 2018, the Ministry of Human Resources and Social Security released an Urgent Notice on Enforcing the Requirement of the General Meeting of the State Council and Stabilization the Levy of Social Insurance Payment and required that the policies for both the rate and basis of social insurance contributions shall remain unchanged until the reform on the transfer of the authority for social insurance has been completed. On November 16, 2018, the State Administration of Taxation released the Notice of Certain Measures on Further Supporting and Serving the Development of Private Economy, which provided that the policy for social insurance shall remain stable and the State Administration of Taxation will pursue to lower the social insurance contribution rates with the relevant authorities, and ensure the overall burden of social insurance contribution on enterprises will be lowered.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law took effect on January 1, 2008 and amended on February 24, 2017 and amended on December 29, 2018 . The PRC Enterprise Income Tax Law applies a uniform 25 percent enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10 percent if the PRC tax authorities determine that the foreign investor is a Non-resident Enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

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

According to Notice of the Ministry of Finance and the State Administration of Taxation on Tax Policies Relating to Education, or Circular 39, schools established by government are not required to pay Enterprise Income Tax, or EIT on fees they have collected upon approval and have incorporated under the fiscal budget management or the special account management of the funds outside the fiscal budget. Schools are not required to pay EIT on the financial allocations they have received and special subsidies they have obtained from their administrative departments or institutions at higher levels. Nonetheless, our main business is the operation of kindergartens, which is not explicitly exempted from the requirement to pay EIT under Circular 39, and we have paid our EIT for our income generated in 2018.

According to the Amended Law for Promoting Private Education, private schools will be entitled to preferential tax treatments, among which not-for-profit private schools will be entitled to the same preferential tax treatment as public schools, and taxation policies for for-profit private schools after the Amended Law for Promoting Private Education takes effect are yet to be announced.

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

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC last amended on 19 November 2017, and its Implementation Rules promulgated by the Ministry of Finance, or the MOF and last amended on 28 October 2011, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services, sales of services, intangible assets or real property, or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT.

On 16 November 2011, the MOF and the SAT jointly promulgated the Pilot Plan for Levying Value-Added Tax in lieu of Business Tax. Starting from 1 January 2012, the PRC Government has been gradually implementing a pilot program in certain provinces and municipalities, to levy a 6% VAT on revenue generated from modern service industries in lieu of the business tax.

The Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation), which was promulgated on 6 May 2016 by the SAT, and revised according to the Notice of State Administration of Taxation on Revising Some Normative Documents on Taxation on 15 June 2018, provides that if a domestic enterprise provides cross-border taxable activities such as professional technology services, technology transfer, software service etc., the above mentioned cross-border taxable activities shall be exempted from the VAT.

On 23 March 2016, the MOF and the SAT jointly issued the Circular of Full Implementation of Business Tax to Value-added Tax Reform  which confirms that business tax will be completely replaced by the VAT from 1 May 2016.

Pursuant to Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates issued by the MOF and SAT on 4 April 2018 and effective on 1 May 2018, the applicable VAT for VAT-taxable sales activities or imported goods are adjusted respectively from 17% and 11% to 16% and 10%.

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

C.                                    Organizational Structure

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and consolidated affiliated entities:

(1)         Messrs. Chimin Cao and Yanlai Shi are beneficial owners of the shares of RYB Education, Inc. and hold 28.18% and 14.59% equity interests in Beijing RYB, respectively. Messrs. Chimin Cao and Yanlai Shi are also directors of our company.

The following is a summary of the currently effective contractual arrangements by and among RYB Technology, our wholly-owned subsidiary, Beijing RYB, our consolidated affiliated entity, and the shareholders of Beijing RYB. We also consolidate two additional entities that are not material to our overall operation through similar contractual arrangements.

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

D.                                    Property, Plant and Equipment

As of December 31, 2018, we leased office space and facilities for our directly operated teaching facilities in China with an aggregate gross floor area of approximately 369,785 square meters. Our leases have terms of 1 to 20 years. The areas of our leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as-is basis. A majority of our directly operated kindergartens are located on leased premises designated for educational use.

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

Fluctuations in birth rate of China may have some impact on our student enrollment. A higher birth rate could  increase our potential customer base, while declining birth rates could hint at a shrunken potential customer base.

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

We have achieved steady growth in recent years. Our directly operated kindergartens increased from 77 as of December 31, 2016 to 85 as of December 31, 2017, and then increased to 101 as of December 31, 2018. We had 17,900, 21,684 and 23,627 students enrolled at our directly operated kindergartens as of December 31, 2016, 2017, and 2018, respectively. The number of our franchise kindergartens increased from 162 as of December 31, 2016 to 210 as of December 31, 2017, and then increased to 247 as of December 31, 2018. The total number of our directly operated and franchise play-and-learn centers increased from 783 as of December 31, 2016 to 953 as of December 31, 2017, and then increased to 1,102 as of December 31, 2018. We expect the size of our network and our student enrollment to continue to grow.

Ability to Increase Tuition Fees

The level of tuition fees we charge at our directly operated kindergartens affects our profitability. We aim to charge tuition fees commensurate with the quality and level of our education services while considering the general income level of the relevant neighborhood and the popularity of our kindergartens where we have discretion. We seek to gradually increase our tuition fee level without compromising our student enrollment. After years of development, we are generally able to charge higher fees with our mature kindergartens within our network than when they were in their initial ramp-up period. Due to economic disparity across different regions in China, the geographical mix of our directly operated kindergartens can also affect our overall tuition fee level. Our tuition fees cannot exceed the maximum amounts on file with the local governmental pricing authorities.

We may elect to qualify our kindergartens as either for-profit or not-for-profit private schools under the framework of the Amended Law for Promoting Private Education. According to the Amended Law for Promoting Private Education, for-profit private schools have the discretion to determine the amount of their tuition fees without the need for governmental approval while fee levels at not-for-profit private schools will remain subject to approval. Those two types of private schools will also have different tax treatments. Due to uncertainties regarding the local implementation measures of the Amended Law for Promoting Private Education  across China, we plan to analyze and determine whether to qualify all or part of our directly operated kindergartens as for-profit kindergartens. Furthermore, as certain of our kindergartens were established in the form of “inclusive kindergartens,” where tuitions are determined by local educational regulators for public interest needs, it is not clear whether such inclusive kindergartens will be eligible for for-profit treatment. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—The Revisions of the Law for Promoting Private Education of the PRC.”

Regulatory environment of private education and preschool education in China

We operate in a challenging regulatory environment. Private education in China, particularly the preschool sector, is subject to a set of complex and evolving laws, rules and regulations. We may have to adjust our business operations and acquisition strategies from time to time in order to remain fully compliant with the most current laws and regulations, which could materially affect our operating results. For example, the Reform Opinions stipulates that public companies are not allowed to invest in for-profit kindergartens by way of financing through capital market or acquire assets of for-profit kindergartens through cash payment or share issuance, which could prohibit us from investing in any for-profit kindergartens through financing through capital market or acquiring assets of for-profit kindergartens through cash payments or share issuance. The Reform Opinions also stipulates that social capital is not allowed to control not-for-profit kindergartens or kindergartens that are sponsored by state-owned assets or collectively-owned assets through ways such as mergers and acquisitions, which could restrict us from conducting any acquisitions of not-for-profit kindergartens.

Many of the rules regulating the preschool education industry are issued by the central government in the form of high-level opinion or guidance document. To ensure legal compliance, however, we have to interpret the opinion and guidance documents in the most stringent ways the government authorities may interpret and enforce, which may require us to expend significant resources to adjust our business operations, thus affecting our operating results. For risk relating to the challenging regulatory environment, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—New Legislations and changes in the PRC regulatory requirement regarding private education may materially affect our business operations and prospects.”

Moreover, we are exposed to public scrutiny, and our potential customers, usually parents of young children, are particularly sensitive to news relating to the safety and compliance of our kindergartens. If our facilities or operations are perceived by parents as unsafe or in violation of any relevant laws, rules, or regulations, student enrollment is likely to be negatively affected.

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

Scope and Quality of Our Product Offerings and Services

High-quality course offerings and learning experience at our directly operated kindergartens help increase their popularity. The scope and quality of our course offerings and the effectiveness of our franchisees’ services also have an impact on the competitiveness of our franchisees’ teaching facilities. As a result, high-quality course offerings and franchise support help us to better attract and retain franchisees and the scope of our course offerings determines, in a certain degree, our level of ongoing training fees. Furthermore, we can more effectively recruit and retain other business partners with kindergarten course content that is designed to address their needs. The diversity and quality of our educational merchandise that we sell directly affect the sales volume of these products, which is also a major component of our revenue.

Key Components of Results of Operations

Net Revenues

Our net revenues include tuition fees generated from kindergarten services and play-and-learn center services, franchising fees, sale of educational merchandise, royalty fees and training and other services. We provide private kindergarten services and play-and-learn center services to students and charge tuition fees. We recorded US$78.3 million, US$100.7 million and US$117.1million in tuition fees from our directly operated kindergartens and play-and-learn centers in 2016, 2017 and 2018, respectively. Tuition fees are collected in advance and are initially recorded as deferred revenue and recognized ratably over the course of the programs.

We generate franchise fees through the provision of initial setup services as well as ongoing franchisee support services. At the start of each franchise relationship, we charge the franchisee a one-time initial franchise fee, the first-year annual franchise fee and the initial merchandise fee. During the term of the franchise, we charge each franchisee recurring annual franchise fees for the use of our brand and core course materials and one advice session per year. We recorded US$12.4 million, US$13.5 million and US$14.4 million in franchise fees in 2016, 2017 and 2018, respectively.

We generate training and other services revenues through provision of services such as training to our franchisees and their teaching staff, as well as other services. We recorded US$5.2 million, US$7.7 million and US$7.2 million from training and other services provided to franchise business in 2016, 2017 and 2018, respectively.

We generate royalty fees through course licensing and provision of educational merchandise, kindergarten operational services, training and other advisory services through other business partners to the kindergartners beyond our directly operated and franchised kindergartens. We recorded nil, US$0.9 million and US$0.6 million in royalty fees in 2016, 2017 and 2018, respectively.

We generate educational merchandise revenue through the sale of educational merchandise, including educational toys, teaching aids, textbooks and other goods, to our franchisees for them to further distribute and also directly to a vast market of families. We recorded US$12.6 million, US$17.9 million and US$17.3 million from the sale of educational merchandise to our franchisees and end-users in 2016, 2017 and 2018, respectively.

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Services:
Tuition fees from kindergartens and play-and-learn centers	78,268	72.1%	100,745	71.6%	117, 080	74.8%
Franchise fees	12,425	11.5%	13,537	9.6%	14,365	9.2%
Training and other services	5,243	4.8%	7,703	5.5%	7,161	4.6%
Royalty fees	—	—	884	0.6%	610	0.4%
	95,936	88.4%	122,869	87.3%	139,216	89.0%

Products:
Sale of educational merchandise	12,577	11.6%	17,934	12.7%	17,282	11.0%
Total net revenues	108,513	100%	140,803	100%	156,498	100%

Cost of Revenues

Our cost of revenues related to tuition fees from our directly operated kindergartens and play-and-learn centers consists primarily of all costs and expenses in the operation of all of our directly operated kindergartens and play-and-learn centers. Such costs and expenses primarily include (i) compensation to facility staff, (ii) facility rental cost, (iii) food and supplies cost, (iv) all other costs and expenses incurred to run and maintain our kindergarten and play-and-learn center facilities and (v) depreciation and amortization. Compensation to our facility staff consists of base salaries, performance-based bonuses and share-based and other compensation to them. Facility staff mainly includes principals and other managers of our teaching facilities, teachers, nursery aides and administrative staff. Most of our facility staff are our own employees. We normally assign two teachers and one nursery aide to each kindergarten class. Our food and supplies cost represents the cost of the raw ingredients for the meals and cost of raw materials for the educational products we provide at our directly operated teaching facilities. We expect our facility staff cost and ingredient and raw material cost to be in line with the size of our kindergarten business. We expect the amount of our facility rental cost to continue to increase as we grow. Our depreciation and amortization cost relates to the depreciation charges of the furniture, fixtures and equipment used in rendering teaching services, the leasehold improvement for our teaching facilities, and amortization charges of the acquired intangible assets. As we further expand our directly operated kindergartens network, we expect such cost to increase in absolute amounts.

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

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling expenses	1,922	1.8%	1,774	1.3%	2,233	1.4%
General and administrative expenses	7,424	6.8%	18,418	13.0%	26,428	16.9%
Total operating expenses	9,346	8.6%	20,192	14.3%	28,661	18.3%

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

	Year Ended December 31,
	2016		2017		2018
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Net Revenues
Services
Tuition fees from kindergartens and play-and-learn centers	78,268	72.1%	100,745	71.6%	117, 080	74.8%
Franchise fees	12,425	11.5%	13,537	9.6%	14,365	9.2%
Training and other services	5,243	4.8%	7,703	5.5%	7,161	4. 6%
Royalty fees	—	—	884	0.6%	610	0. 4%
Products
Sale of education merchandise	12,577	11.6%	17,934	12.7%	17,282	11.0%
Total net revenues	108,513	100.0%	140,803	100.0%	156,498	100%
Cost of revenues
Services	85,356	78.6%	101,522	72.1%	121,549	77.6%
Products	6,260	5.8%	9,755	6.9%	9,315	6.0%
Total cost of revenues	91,616	84.4%	111,277	79.0%	130,864	83.6%
Gross profit	16,897	15.6%	29,526	21.0%	25,634	16.4%
Operating expenses
Selling expenses	1,922	1.8%	1,774	1.3%	2,233	1.4%
General and administrative expenses	7,424	6.8%	18,418	13.0%	26,428	16.9%
Total operating expenses	9,346	8.6%	20,192	14.3%	28,661	18.3%
Operating income (loss)	7,551	7.0%	9,334	6.6%	(3,027)	(1.9)%
Interest income	107	0.1%	563	0.4%	2,147	1.4%
Government subsidy income	573	0.5%	863	0.6%	683	0.4%
(Loss) gain on disposal of subsidiaries	—	—	(168)	(0.1)%	1,234	0.8%
Income before income taxes	8,231	7.6%	10,592	7.5%	1,037	0.7%
Income tax expenses	2,155	2.0%	3,812	2.7%	2,459	1.6%
Income (loss) before loss in equity method investments	6,076	5.6%	6,780	4.8%	(1,422)	(0.9)%
Loss from equity method investments	(189)	(0.2)%	(239)	(0.2)%	(291)	(0.2)%
Net income (loss)	5,887	5.4%	6,541	4.6%	(1,713)	(1.1)%

For the years ended December 31, 2016 and 2017, our chief operating decision maker, or CODM, historically reviewed the financial information of the education business carried out by the our group on a consolidated basis. Therefore, we designated only one operating and reportable segment, which is the provision of educational services. For the year ended December 31, 2018, the CODM changed operating segment when making decisions about allocating resources and assessing performance due to business development, and identified three operating segments, namely kindergartens, play-and-learn centers and others.

The following table lists our net revenue and cost of revenues by reportable segment for the periods indicated, and financial data has been retrospectively presented to give effect to the current structure.

	Years Ended December 31,
	2016	2017	2018
	(in thousands of US$)
Net revenues
Kindergartens	78,766	105,679	124,175
Play-and-learn centers	25,390	29,871	26,777
Others	4,357	5,253	5,546
Total net revenues	108,513	140,803	156,498
Cost of revenues
Kindergartens	68,491	88,281	108,140
Play-and-learn centers	17,320	18,129	15,694
Others	5,805	4,867	7,030
Total cost of revenues	91,616	111,277	130,864
Gross profit
Kindergartens	10,275	17,398	16,035
Play-and-learn centers	8,070	11,742	11,083
Others	(1,448)	386	(1,484)
Total gross profit	16,897	29,526	25,634

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues increased by 11.1% from US$140.8 million in 2017 to US$156.5 million in 2018. This increase was primarily attributable to a US$16.3 million increase in tuition fees from our directly operated kindergartens and play-and-learn centers .

Our directly operated kindergartens increased from 85 in 2017 to 101 in 2018 as we further expanded our network and the student enrollment at our directly operated kindergartens increased from 21,684 as of December 31, 2017 to 23,627 as of December 31, 2018. The increase in our student enrollment was attributable to new facility openings as well as higher utilization rates at existing ones as their operations mature. We also increased the number of our facilities through acquisitions. Tuition levels at our kindergartens remain stable when comparing to 2017.

Our revenues from franchise fees increased by 6.1% from US$13.5 million in 2017 to US$14.4 million in 2018. This increase was mainly due to the recognition of initial franchise fee revenue over the service period as the Company adopted Topic 606 “Revenue from Contracts with Customers” (ASC 606) applying the modified retrospective method to franchise contracts starting January 1, 2018. As of December 31, 2018, we had 1,343 franchise teaching facilities, a 16.2% increase from 1,156 as of December 31, 2017. Even though as at the end of 2018, the total number of franchise teaching facilities increased comparing to last year end, the revenue increased from franchise fees was offset by the halt of the kindergarten franchise program and of the play-and-learn franchise expansion during the first half of 2018, as well as lower revenue generated from existing franchisees related to a one-off fee reduction at the beginning of 2018.

Our revenues from the sale of educational merchandise slightly decreased by 3.6% from US$17.9 million in 2017 to US$17.3 million in 2018.

Cost of Revenues

Our cost of revenues increased  by 17.6% from US$111.3 million in 2017 to US$130.9 million in 2018, primarily due to a planned increase in staff compensation at the Company’s directly operated kindergartens and higher operating cost as the Company continued to moderately expand its kindergarten facilities network.

Gross Profit and Gross Margin

As a result of the factors set out above, our gross profit decreased by 13.2% from US$29.5 million in 2017 to US$25.6 million in 2018. Gross margin decreased from 21.0% in 2017 to 16.4% in 2018. The decreases in our gross profit and margin were primarily due to the pausing of the kindergarten franchise program, the temporary suspension of the play-and-learn franchise expansion during the first half of 2018, one-off fee reduction at the beginning of 2018 and the planned increase in staff compensation and operating costs at directly operated kindergartens.

Selling Expenses

Our selling expenses increased  by 25.9% from US$1.8 million in 2017 to US$2.2 million in 2018. This increase was generally in line with the increase of our net revenue. Selling expenses constituted 1.3% and 1.4% of our net revenues in 2017 and 2018, respectively.

Our general and administrative expenses increased by 43.5% from US$18.4 million in 2017 to US$26.4 million in 2018. This increase was primarily attributable to higher expenses incurred in staff compensation including share-based compensation expenses and professional service fees.

Operating Income/(loss)

We had US$9.3 million operating income in 2017 and US$3.0 million operating loss in 2018, respectively.

Government Subsidies

We recognized US$0.9 million and US$0.7 million in government subsidies for 2017 and 2018, respectively. Government subsidies consist mainly of compensation to certain of our directly operated kindergartens, “inclusive kindergartens”, where tuition is determined by local educational authorities. Government subsidies granted to specific kindergartens to subsidize their rental and teacher training costs were recorded to offset the cost of revenues when the conditions were met. For the years ended December 31, 2017 and 2018, nil and US$1.1 million were recognized as reduction of cost of revenues, respectively.

Income Tax Expenses

Our income tax expenses decreased from US$3.8 million in 2017 to US$2.5 million in 2018, primarily due to decrease in taxable income.

Net Income/(loss)

As a result of the foregoing, we had net income of US$6.5 million in 2017 and net loss of US$1.7 million in 2018, respectively.

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

Government Subsidies

We recognized US$0.6 million and US$0.9 million in government subsidies for 2016 and 2017, respectively. Government subsidies consist mainly of compensation to certain of our directly operated kindergartens, “inclusive kindergartens”, where tuition is determined by local educational authorities.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to a 8.25% profit tax rate on assessable profits on the first Hong Kong Dollars (“HK$”) 2 million and 16.5% on any assessable profits in excess of HK$2 million starting from April 1, 2018. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

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

Revenue Recognition

Under FASB Revenue Recognition (Topic 605), we recognize revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been performed and received by the customer, (iii) the amount of fees from the customer is fixed or determinable, and (iv) collectability is reasonably assured.

On January 1, 2018, we adopted Topic 606 applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for period beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.

We follow five steps for our revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfies a performance obligation.

We provide private kindergarten services and play-and-learn centers services to students. Tuition fees are collected in advance and are initially recorded as deferred revenue.

Kindergarten services are by ourselves, a series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and are not sold standalone. Therefore, kindergarten services are accounted for as a single performance obligation.

Play-and-learn centers services provide a different series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and are not sold standalone. Therefore, play-and-learn centers services are accounted for as a single performance obligation.

The transaction prices for kindergarten services and play-and-learn services are determined by the contract amount net of any refund liabilities estimated by us. For the kindergarten program, the students can claim certain amount of the tuition refund if more than a certain number of classes are missed. For the play-and-learn program, students are entitled to refund for unused portion of the prepaid course fees. The refund amount calculation is subject to fines and penalty.

Revenues for the kindergarten services are recognized on a straight line basis over the service period from the registration day to the day on which the service period ends. Revenues for the play-and-learn centers services are recognized ratably over the course of the programs.

We generate revenues by franchising kindergartens and play-and-learn centers under the brand name of RYB. We collect from franchisees the initial franchising fees and annual franchise fee. As the initial franchising service and annual franchising service are distinct from each other, we identifies two performance obligations accordingly. The computed transaction price is allocated to each performance obligation based on a relative stand-alone selling price.

Initial franchising fees represent provision of initial setup services which are typically received upfront and recorded as prepayments from customers. The set-up period begins with the site decoration or training services, whichever is earlier, to the time point when kindergartens or play-and-learn commence operations, which is approximately 7 or 8 months. Initial franchising fees are recognized over time throughout the set-up period.

Annual franchise fees represent continuing supporting services provided by us to the franchised kindergartens or play-and-learn centers, including marketing and advertising services. The related annual franchise fees are received upfront and recorded as deferred revenue. Annual franchise fees are recognized over time throughout the contract terms.

Our educational merchandise consists of educational toys, teaching aids, textbooks and other goods. We consider both franchisees and end-users are our customers. Prepayments for sales of educational merchandise is recognized as prepayments from customers and is generally recognized as revenue when control of promised goods is transferred to the customers. Sales of educational merchandise is accounted for as a single performance obligation, and recognize at the point of time when the control of promised goods is transferred to the customers.

We provide training services to the franchisees and the teaching staff of the franchised kindergartens and play-and-learn centers. We identified the training services as a single performance obligation, and given the trainings are usually performed during a short period of time, revenues are recognized at the point of time when training services are delivered.

We commenced to sell educational merchandise and provide kindergarten solutions through our other business partners in second half year of 2016.  Each of our business partner is entitled to exclusive regional right to sell the Group’s certain educational merchandise to the kindergartners outside our self-operated or franchised kindergartens within a fixed contractual period. The royalty fees are received upfront and recorded as deferred revenue. We identified the royalty fees as a single performance obligation, and revenues are recognized over time throughout the contract terms.

Consolidation of Variable Interest Entities

Our consolidated financial statements include the financial statements of RYB Education, Inc., its subsidiaries, its VIEs and the VIEs’ subsidiaries and kindergartens. All profits, transactions and balances among RYB Education, Inc., its subsidiaries, its VIEs and the VIEs’ subsidiaries and kindergartens have been eliminated upon consolidation.

PRC laws and regulations restrict foreign ownership and investment in the education industry at the kindergarten level. As RYB Technology, Qiyuan Education Technology (Tianjin) Co., Ltd. (“TJ Qiyuan”) and Beijing Beilin International Education Co., Ltd. (“BJ Beilin”) are deemed foreign legal persons under PRC laws, our subsidiaries are not eligible to engage in the provision of kindergarten services. Due to these restrictions, we conduct our kindergarten service business in China primarily through contractual arrangements among (1) RYB Technology, TJ Qiyuan and BJ Beilin, our wholly owned PRC subsidiaries, (2) Beijing RYB, Beiyao Technology Development Co., Ltd. (“Beiyao”), and Beijing Haidian District Bozhi Training School (“Bozhi”), our VIEs, and (3) shareholders of Beijing RYB, Beiyao and Bozhi.

As a result of these contractual arrangements, we believe we are entitled to direct the activities that most significantly affect the economic performance of Beijing RYB, Beiyao and Bozhi, and receive the economic benefits of Beijing RYB, Beiyao and Bozhi. In making the conclusion that we are the primary beneficiaries of Beijing RYB, Beiyao and Bozhi, we believe our rights under the terms of the equity disposal agreement and exclusive option agreement have provided us with a substantive kick out right. More specifically, we believe the terms of the equity disposal agreement and exclusive option agreement are valid, binding and enforceable under PRC laws and regulations currently in effect. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option has not represented a financial barrier or disincentive for us to currently exercise our rights under the equity disposal agreement and exclusive option agreement. In addition, our rights under the business operation agreement and powers of attorney have reinforced our abilities to direct the activities most significantly impacting Beijing RYB, Beiyao and Bozhi’s economic performance. We also believe that this ability to exercise control ensures that Beijing RYB, Beiyao and Bozhi would continue to execute and renew service agreements and pay service fees to us. By charging service fees, and by ensuring that service agreements are executed and renewed indefinitely, we have the rights to receive substantially all of the economic benefits from Beijing RYB, Beiyao and Bozhi. Accordingly, as the primary beneficiaries of Beijing RYB, Beiyao and Bozhi and in accordance with U.S. GAAP, we consolidate its financial results and assets and liabilities in our consolidated financial statements.

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

Fair Value of Options

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	Grant date
	June 22, 2017	July 1, 2017	April 2, 2018

Risk-free interest rate(1)	2.15%	2.31%	2.73%
Expected volatility(2)	40%	40%	38%
Expected dividend yield(3)	0%	0%	0%
Expected multiples(4)	2.8/2.2	2.8/2.2	2.2
Fair value of underlying ordinary share(5)	11.67	11.67	17.40

(1)         We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options before September 27, 2017, and based on the historical volatility of the Company’s share price since September 27, 2017.

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

(5)         The estimated fair value of the ordinary shares underlying the options as of the grant dates was mainly determined based on a retrospective valuation with the assistance of a third-party appraiser before September 27, 2017, and based on the Company’s share price since September 27, 2017.

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

We adopted the 2009 and 2017 Share Incentive Plans for the grant of share options to employees, directors and non-employees to provide incentive for their services. The maximum number of ordinary shares that may be issued pursuant to compensatory awards granted to the employees and non-employees under the 2009 and 2017 Share Incentive Plans should not exceed 5,801,313 ordinary shares of par value US$0.001 per share as of March 31, 2019.

For share options granted before our initial public offering, we used the binomial option pricing model determine the estimated fair value. The volatility assumption was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term of the options before our initial public offering, and based on the historical volatility of the our share price our initial public offering.

For non-vested shares granted after our initial public offering, the fair value of our non-vested shares on the grant date is determined by the closing quoted market price.

Impairment Assessment on Long-Lived Assets and Goodwill

Long-lived assets, including acquired intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When these events occurs, we measure impairment by comparing the carrying amount of long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for the years ended December 31, 2016, 2017 and 2018.

Goodwill is recognized for the excess of the purchase price over the fair value of net assets acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired business. Goodwill is reviewed at least annually for impairment. In our evaluation of goodwill impairment, the guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent any impairment indicators, we proceed to a two-step process to test goodwill for impairment, including comparing the fair value the reporting unit to its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations may include both internal and third-party valuations. Unless circumstances otherwise dictate, we perform our annual impairment testing on the last day of each fiscal year. No impairment charge was recognized for the years ended December 31, 2016, 2017 and 2018.

Depreciation and Amortization

The costs of property and equipment and acquired finite-lived intangible assets are charged ratably as depreciation and amortization expenses, respectively, over the estimated useful lives of the respective assets using the straight-line method. We periodically review changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation and amortization rates. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore depreciation and amortization expenses in future periods.

Recent Accounting Pronouncements Adopted

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” as modified by subsequently issued ASUs 2015-14, 2016-08, 2016-10, 2016-12 and 2016-20 (collectively ASU 2014-09). ASU 2014-09 superseded existing revenue recognition standards with a single model unless those contracts are within the scope of other standards (e.g., an insurance entity’s insurance contracts). The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We adopted Topic 606 on January 1, 2018, using the modified retrospective transition method. We recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of accumulated deficit at the beginning of 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for the period presented. See Note 2 - Revenue recognition, for additional accounting policy and transition disclosures.

In January 2016, the FASB issued ASU 2016-01 Financial Instruments— Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued. ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. For investment in equity security without readily determinable fair value, we elect to use the measurement alternative defined as cost, less impairment, adjusted by observable price change. We have adopted the new standard as of January 1, 2018 and the adoption had no significant impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01 Business Combinations (Topic 805): Clarifying the Determination of Business. This ASU requires that when substantially all of the fair value of the gross assets acquired (or dispose of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this ASU to annual periods beginning after December 15, 2017, including interim period within those periods. Early adoption of the amendments in this ASU is allowed. The amendments in this ASU should be applied prospectively on or after the effective date. No disclosure are required at transition. We have adopted the new standard as of January 1, 2018 and the adoption had no significant impact on our consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, which intended to reduce cost and complexity and to improve financial reporting for nonemployee share-based payments. The ASU expands the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. We have early adopted ASU 2018-07 in fiscal year ended December 31, 2018 and the adoption had no significant impact on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU No. 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements. We have evaluated the effect of the adoption of this ASU and expects the adoption will result in an increase in the assets and liabilities on the consolidated balance sheet for the operating leases and will have insignificant impact on our consolidated statements of operations or cash flows.

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

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement to ASC Topic 820, Fair Value Measurement (‘‘ASC 820’’). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, and/or adding certain disclosures. ASU 2018-13 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2019. An entity is permitted to early adopt by modifying existing disclosures and delay adoption of the additional disclosures until the effective date. We are in the process of assessing the impact on our consolidated financial statements from the adoption of the new guidance.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Company on January 1, 2020. We are in the process of assessing the impact on our consolidated financial statements from the adoption of the new guidance.

B.                                    Liquidity and Capital Resources

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	Years Ended December 31,
	2016	2017	2018
	(in thousands of US$)

Summary Consolidated Cash Flow:
Net cash generated from operating activities	35,053	25,099	828
Net cash used in investing activities	(12,122)	(8,655)	(51, 735)
Net cash generated from/(used in) financing activities	1,422	92,496	(756)
Exchange rate effect on cash and cash equivalents	(2,690)	3,666	(2,741)
Net increase/(decrease) in cash and cash equivalents and restricted cash	21,663	112,606	(54,404)
Cash and cash equivalents and restricted cash at beginning of year	24,965	46,628	159,234
Cash and cash equivalents and restricted cash at end of year	46,628	159,234	104,830

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2016, 2017 and 2018, our cash, cash equivalents and restricted cash were US$46.6 million, US$159.2 million and US$104.8 million, respectively. Our cash and cash equivalents primarily consist of cash at banks and on hand. Restricted cash represents Renminbi deposits in restricted bank accounts for operating kindergartens required by certain local regulations. The deposits in restricted bank accounts cannot be withdrawn until these kindergartens are closed. As of December 31, 2016, 2017 and 2018 restricted cash were approximately US$0.4 million, US$0.5 million and US$0.7 million, respectively. Approximately 91.3% of our cash and cash equivalents as of December 31, 2018 were held in China. Approximately 40.1% of our cash and cash equivalents were held by our consolidated affiliated entities and denominated in Renminbi.

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

Operating Activities

Net cash generated from operating activities in the year ended December 31, 2018 was US$0.8 million. The difference between our net loss of US$1.7 million and the net cash used in operating activities was due to (i) an adjustment to add back US$13.9 million in non-cash and non-operating items, which mainly consist of US$7.5 million from depreciation and US$6.7 million from share-based compensation, (ii) a decrease of cash as result of increase in working capital. In 2018, our prepayment from customers decreased for US$12.9 million and deferred tax assets increased for US$4.6 million, and this effect was partially offset by an increase of US$5.3 million in accrued expense and other liabilities and an increase of US$1.7 million in income tax payable. We lease property and own furniture, fixtures, equipment and leasehold improvement for the operation of kindergartens and play-and-learn centers, and they are depreciated over their estimated useful life. Prepayment from customers decreased as we suspended new franchise applications and made some one-time refunds to certain franchisees during the year of 2018. Accrued expenses and other current liabilities increased mainly because of the increase in salary and welfare payable that accompanied the increase in the number of employees. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. It increased in 2018 due to the increase in our taxable income in the fourth quarter of 2018. Several of our subsidiaries and directly operated kindergartens recorded loss in 2018, which contributed to the increase in our deferred tax assets.

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

Investing Activities

Net cash used in investing activities was US$51.7 million in the year ended December 31, 2018, primarily due to US$39.8 million used in acquisition related payments and US$11.5 million used in purchase of property, plant and equipment and spending on leasehold improvement to support our expansion of directly operated kindergartens.

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

Financing Activities

Net cash used in financing activities in the year ended December 31, 2018 was US$0.8 million, which was primarily attributable to payment of initial public offering expenses of US$1.4 million, partially offset by capital contribution from minority shareholders of US$0.8 million.

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

Capital Expenditures

Our capital expenditures are incurred mainly for new teaching facility establishment and existing facility renovations. We made capital expenditures of US$11.2 million, US$14.7 million and US$16.3 million in 2016, 2017 and 2018, respectively. The increases of capital expenditures was mainly due to the opening of new directly operated kindergartens.

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

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-4 years	More than 4 years
	(in thousands of US$)
Operating Lease Obligations	132,597	16,607	28,230	12,002	75,758
Purchase Obligations	2,478	644	1,052	277	505
Total	135,075	17,251	29,282	12,279	76,263

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2016, 2017 and 2018 were US$10.6 million, US$11.8 million and US$16.2 million, respectively. Purchase obligations relate to future minimum purchase obligations under the non-cancelable purchase agreements related to curriculum collaboration with international institutions.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of March 31, 2019.

Directors and Executive Officers	Age	Position/Title
Chimin Cao	55	Co-founder, Executive Director and Chairman of the Board
Yanlai Shi	48	Co-founder, Executive Director and Chief Executive Officer
Liang Meng	46	Director
Joel A. Getz	54	Independent Director
Dennis Demiao Zhu	55	Independent Director
Zhengong Chang	68	Independent Director
Ping Wei	47	Chief Financial Officer

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

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB6.4 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.  Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2009 Share Incentive Plan

In September 2009, our board of directors approved the 2009 Share Incentive Plan, which we refer to as the 2009 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares that may be issued under the 2009 Plan was at first 1,222,910, and was later increased by the board of director to 2,573,756 in 2011. As of March 31, 2019, options to purchase 2,022,256 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2019, the options granted under our 2009 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chimin Cao	*	3.11	September 29, 2013	From November 17, 2021 to July 15, 2022
Yanlai Shi	583,460	1.08	September 11, 2009	From April 27, 2018 to May 27, 2022
	*	3.11	September 29, 2013	From November 17, 2021 to July 15, 2022
	887,546	2.88	November 5, 2015	November 4, 2023
	*	1.58	July 1, 2017	June 30, 2025

*                 Less than 1% of our total outstanding shares.

As of March 31, 2019, other employees as a group held options to purchase 794,450 ordinary shares of our company, with exercise prices ranging from US$1.08 to US$3.11 per share.

2017 Share Incentive Plan

In June 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated from time to time, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is initially 2,059,005 Class A ordinary shares, plus an annual increase in the maximum number of Class A ordinary shares on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the lesser of (i) 2.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number as may be determined by the board of directors. As of March 31, 2019, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 Plan was 3,227,557 Class A ordinary shares, and options to purchase 2,034,755 ordinary shares and 218,000 restricted shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2019, the options granted under our 2017 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

As of March 31, 2019, other employees as a group held options to purchase 508,501 ordinary shares of our company, with exercise price ranging from US$0.01 to US$11.66 per share.

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

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will also cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association. Where the office of a director is vacated in any of these circumstances, our board of directors may appoint another director to fill the vacancy so created. Our officers are elected by and serve at the discretion of the board of directors.

D.                                    Employees

As of December 31, 2016, 2017 and 2018, we had a total of 4,434, 4,994 and 5,785 employees, respectively. Almost all of our employees are located in China. The following table sets forth the breakdown of our own employees as of December 31, 2018 by function:

Functions:	Number of Employees
Teaching staff in directly operated teaching facilities	3,485
Other staff in directly operated teaching facilities and supporting branch offices	1,731
Network support and supervision	310
Research and development*	33
Selling, general and administrative	226
Total	5,785

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

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 21,661,207 Class A ordinary shares and 6,949,141 Class B ordinary shares outstanding as of March 31, 2019, excluding the company’s repurchase of 603,453 Class A ordinary shares in the form of ADSs made after December 31, 2018.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power†
Directors and Executive Officers:**
Chimin Cao(1)	4,396,057	2,059,005	6,455,062	22.4%	27.3%
Yanlai Shi(2)	1,871,352	2,059,005	3,930,357	13.0%	24.2%
Liang Meng(3)	5,713,612	2,831,131	8,544,743	29.9%	37.3%
Joel A. Getz	—	—	—	—	—
Dennis Demiao Zhu	—	—	—	—	—
Zhengong Chang	—	—	—	—	—
Ping Wei(4)	*	—	*	*	*
All Directors and Executive Officers as a Group	12,103,623	6,949,141	19,052,764	62.3%	87.6%

Principal Shareholders:
Ascendent Rainbow (Cayman) Limited(5)	5,713,612	2,831,131	8,544,743	29.9%	37.3%
Joy Year Limited(6)	4,135,854	2,059,005	6,194,859	21.7%	27.1%
Trump Creation Limited(7)	2,108,691	—	2,108,691	7.4%	2.3%
Bloom Star Limited(8)	—	1,194,865	1,194,865	4.2%	13.1%
RYB Education Limited(9)	300,741	864,140	1,164,881	4.1%	9.8%

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

(1)         Represents (i) 4,135,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company, and (ii) 260,203 Class A ordinary shares Top Genius Ventures Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after March 31, 2019. Both Joy Year Limited and Top Genius Ventures Limited are ultimately held by The Top Genius Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Chimin Cao is the settlor of The Top Genius Trust, and Mr. Cao and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited and Top Genius Ventures Limited in our company.

(2)         Represents (i) 1,194,865 Class B ordinary shares held by Bloom Star Limited, a British Virgin Islands company, (ii) 300,741 Class A ordinary shares and 864,140 Class B ordinary shares held by RYB Education Limited, a Cayman Islands company, and (iii) 1,570,611 Class A ordinary shares Noble Hero Holdings Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after March 31, 2019. Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited are all ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited in our company.

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

(4)         Represents the Class A ordinary shares Ms. Ping Wei has the right to acquire upon exercise of option or vesting of restricted shares within 60 days after March 31, 2019.

(5)         Represents the 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares held by Ascendent Rainbow (Cayman) Limited. The registered address of Ascendent Rainbow (Cayman) Limited is at the office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Ascendent Rainbow (Cayman) Limited is wholly owned by Ascendent Capital Partners II, L.P., a Cayman Islands limited partnership, whose general partner is Ascendent Capital Partners II GP, L.P., another Cayman Islands limited partnership. The general partner of Ascendent Capital Partners II GP., L.P. is Ascendent Capital Partners II GP Limited, a Cayman Islands company. Mr. Liang Meng is a director, and holds 50% of equity interests in, Ascendent Capital Partners II GP Limited.

(6)         Represents the 4,685,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company. Joy Year Limited is ultimately held by The Top Genius Trust. Mr. Chimin Cao is the settlor and proctor of The Top Genius Trust, and Mr. Cao and his family members are its beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited in our company. The registered address of Joy Year Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(7)         Represents the 2,108,691 Class A ordinary shares held by Trump Creation Limited, a British Virgin Islands company. The registered address of Trump Creation Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)         Represents the 1,194,865 Class B ordinary shares held by Bloom Star Limited, a British Virgin Islands company. Bloom Star Limited is ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Bloom Star Limited in our company.

(9)         Represents the 300,741 Class A ordinary shares and 864,140 Class B ordinary shares held by RYB Education Limited, a Cayman Islands company. RYB Education Limited is ultimately held by The Noble Hero Trust. Ms. Yanlai Shi is the settlor and proctor of The Noble Hero Trust, and Ms. Shi and her family members are its beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by RYB Education Limited in our company.

To our knowledge, as of March 31, 2019, 9,929,606 of our ordinary shares were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Other Transactions with Related Parties

We have rented certain facilities from Ms. Zhiying Li, the spouse of Mr. Chimin Cao, our co-founder and Chairman of the Board. During 2016, 2017 and 2018, we incurred US$0.3 million, US$0.3 million and US$0.3 million, in rental expenses to Ms. Li. We had nil, nil and nil due from Ms. Li as of December 31, 2016, 2017 and 2018, respectively, as prepaid rental expenses for the next year.

We have also extended loans that are interest-free, unsecured and payable on demand to certain related parties.

We have historically extended such loans to Mr. Chimin Cao and entities controlled by him for his personal use. As of December 31, 2016, the outstanding principal amount under such loans extended to Mr. Cao and an entity controlled by him was US$0.1 million. These loans were fully repaid in June 2017.

We have historically extended such loans to Ms. Yanlai Shi and entities controlled by her for her personal use. As of December 31, 2016, the outstanding principal amount under such loans extended to Ms. Shi and entities controlled by her was US$3.6 million. These loans were fully repaid in June 2017.

In 2016, we extended such loans to Hainan RYB International Kindergarten Management Co., Ltd., our equity investee, for working capital use. As of December 31, 2018, the outstanding principal amount under such loans was nil.

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

Legal Proceedings

We and certain of our directors and officers were named as defendants in two putative class actions filed in the United States District Court for the Southern District of New York:  Qian v. RYB Education, Inc. et al., Case No. 1:17-cv-09261-KPF (S.D.N.Y.) and Wang v. RYB Education, Inc. et al., Case No. 1:17-cv-09320-UA (S.D.N.Y.).  The complaints in both actions allege that our registration statements contained misstatements or omissions regarding our business, operation, and compliance in violation of the U.S. securities laws.  The complaints state that the plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading in our securities between September 27 and November 22, 2017, and allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act of 1933.  On January 3, 2018, the court entered an order consolidating the two cases. On June 18, 2018, the consolidated action was voluntarily dismissed without prejudice.

We, certain of our directors and officers, and certain underwriters for our initial public offering were also named as defendants in a putative class action filed in the Superior Court of the State of California for the County of San Mateo:  Qian v. RYB Education, Inc. et al., Case No. 17CIV05494.  The complaint alleges that our registration statements contained misstatements or omissions regarding our business, operations and prospects in violation of the U.S. securities laws.  The complaint states that the plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their purchase or other acquisition of our securities in connection with our initial public offering on or about September 27, 2017, and alleges violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On September 5, 2018, the case was stayed on forum non conveniens grounds.

We and certain of our directors and officers were also named as defendants in a putative class action filed in the Supreme Court of the State of New York for the County of Queens: Zhang v. RYB Education, Inc. et al., Index No. 717923/2018.  The complaint alleges that our registration statements contained misstatements or omissions regarding our business, operations and prospects in violation of the U.S. securities laws.  The complaint states that the plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their purchase or other acquisition of our securities in connection with our initial public offering on or about September 27, 2017, and alleges violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. This case remains in its preliminary stage, we express no opinion on the likelihood of any unfavorable outcome or any estimate of the amount or range of any potential loss.

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

B.                                    Significant Changes

In February, 2019, we entered into a definitive agreement to acquire a controlling shareholder’s interest in a leading Singapore-based private childhood education group for approximately RMB125 million in cash. On March 26, 2019, we further increased the purchase of equity interest in the Singapore-based education group from around 70% to 77% for a combined consideration of RMB146 million.

ITEM 9.                        THE OFFER AND LISTING

A.                                    Offering and Listing Details

See “—C. Markets.”

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor, which under Cayman law includes our profits, realized or unrealized, and any reserve set aside from funds legally available for distribution. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of March 31, 2019, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares.

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

The State Administration of Taxation issued an SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” the indirect transfer. On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7, to supersede the rules with respect to the Indirect Transfer under SAT Circular 698. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the Medicare tax on certain net investment income, the U.S. federal estate, gift and alternative minimum tax considerations, information reporting or backup withholding, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

•                  individual retirement accounts or other tax-deferred accounts;

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

•                  persons that actually or constructively own 10% or more of our voting stock (by vote or value); or

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

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets and the market value of our ADSs, we do not believe we are a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are readily tradeable on the New York Stock Exchange. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradeable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or Class A ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the United States-PRC income tax treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under United States-PRC income tax treaty may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes. You should consult your tax advisor regarding the creditability of any PRC tax.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADS or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are encouraged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

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

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  a tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. For those purposes, our ADSs, but not our Class A ordinary shares, are treated as marketable stock as they are listed on the New York Stock Exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2016, 2017 and 2018 were increases of 2.0%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

As of December 31, 2018, we had Renminbi-denominated cash and cash equivalents, accrued expenses and other current liabilities and deferred revenue of RMB289 million, RMB413 million and RMB251 million, respectively. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 would result in a decrease of US$3.8 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 would result in an increase of US$6.0 million and US$3.6 million in accrued expenses and other current liabilities and deferred revenue, respectively.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, by making available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2018, we received reimbursement in the amount of US$0.2 million from the depositary.

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

We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement, subject to the changes of laws and regulations that may restrict our intended use of the proceeds.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2018. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2017	2018
	(in thousands of US$)
Audit fees(1)	1,520	1,332
Other fees	—	334

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

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 16, 2018, our board of directors authorized a share repurchase program, under which we may purchase up to US$12 million of our ADSs over the next 12 months from December 18, 2018 through December 17, 2019. The share repurchase program was publicly announced on December 18, 2018.

We did not repurchase any of our ADSs in 2018.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.       CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. Currently, we rely on home country practice exemption with respect to the requirement for a fully independent nominating and corporate governance committee. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we are permitted to, and do, adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

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

Date: April 26, 2019

RYB EDUCATION, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of RYB Education, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RYB Education, Inc. (the “Company”) its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries and kindergartens (collectively the “Group”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

April 26, 2019

We have served as the Company’s auditor since 2016.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31
	2017	2018
ASSETS
Current assets
Cash and cash equivalents	158,691	104,084
Accounts receivable (net of allowance for doubtful accounts of $36 and $34 as of December 31, 2017 and 2018, respectively)	901	876
Inventories	3,549	4,811
Prepaid expenses and other current assets	9,541	11,243
Loan receivables - current	—	582
Amounts due from related parties	126	—

Total current assets	172,808	121,596

Non-current assets
Restricted cash	543	746
Property, plant and equipment, net	40,163	45,896
Goodwill	428	25,096
Acquired intangible assets, net	—	4,491
Long-term investments	256	4,805
Deferred tax assets	12,430	16,195
Other non-current assets	3,110	24,048
Loan receivables - non-current	—	582

TOTAL ASSETS	229,738	243,455

LIABILITIES
Current liabilities
Prepayments from customers, current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $11,962 and $6,647 as of December 31, 2017 and 2018, respectively)	11,968	6,647
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $48,123 and $54,443 as of December 31, 2017 and 2018, respectively)	51,854	60,429
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Group of $10,125 and $11,298 as of December 31, 2017 and 2018, respectively)	10,534	11,685
Deferred revenue, current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $22,327 and $29,578 as of December 31, 2017 and 2018, respectively)	22,666	29,578

Total current liabilities	97,022	108,339

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31
	2017	2018
Non-current liabilities
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $8,542, and $3,582 as of December 31, 2017 and 2018, respectively)	8,542	3,582
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $8,505, and $5,567 as of December 31, 2017 and 2018, respectively)	10,396	6,915
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of $8,484 and $8,541 as of December 31, 2017 and 2018, respectively)	8,484	8,541
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to the Group of nil and $1,110 as of December 31, 2017 and 2018, respectively)	—	1,110

TOTAL LIABILITIES	124,444	128,487

MEZZANINE EQUITY
Redeemable non-controlling interests	—	1,628

EQUITY
Ordinary shares (par value of $0.001 per share; 99,999,999 shares authorized; 29,213,801 and 29,213,801 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	29	29
Additional paid-in capital	129,134	135,881
Statutory reserve	2,678	3,362
Accumulated other comprehensive income (losses)	783	(122)
Accumulated deficit	(28,879)	(30,421)

Total RYB Education, Inc. shareholders’ equity	103,745	108,729
Non-controlling interest	1,549	4,611

TOTAL EQUITY	105,294	113,340

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL EQUITY	229,738	243,455

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31,
	2016	2017	2018

Net revenues:
Services	95,936	122,869	139,216
Products	12,577	17,934	17,282

Total net revenues	108,513	140,803	156,498

Cost of revenues:
Services	85,356	101,522	121,549
Products	6,260	9,755	9,315

Total cost of revenues	91,616	111,277	130,864

Gross profit	16,897	29,526	25,634

Operating expenses:
Selling expenses	1,922	1,774	2,233
General and administrative expenses	7,424	18,418	26,428

Total operating expenses	9,346	20,192	28,661

Operating income (loss)	7,551	9,334	(3,027)
Interest income	107	563	2,147
Government subsidy income	573	863	683
(Loss) gain on disposal of subsidiaries	—	(168)	1,234

Income before income taxes	8,231	10,592	1,037
Income tax expenses	2,155	3,812	2,459

Income (loss) before loss in equity method investments	6,076	6,780	(1,422)
Loss from equity method investments	(189)	(239)	(291)

Net income (loss)	5,887	6,541	(1,713)
Less: Net loss attributable to noncontrolling interest	(618)	(574)	(93)
Increase in redeemable non-controlling interest	—	—	169

Net income (loss) attributable to ordinary shareholders of RYB Education, Inc.	6,505	7,115	(1,789)

Net income (loss) per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	0.28	0.29	(0.06)

Diluted	0.26	0.27	(0.06)

Weighted average shares used in calculating net income (loss) per ordinary share
Basic	23,163,801	24,735,445	29,213,801
Diluted	24,682,525	26,566,657	29,213,801

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Years ended December 31
	2016	2017	2018

Net income (loss)	5,887	6,541	(1,713)
Other comprehensive income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(99)	410	(983)

Total comprehensive income (loss)	5,788	6,951	(2,696)
Less: comprehensive loss attributable to noncontrolling interest	(630)	(566)	(171)
Comprehensive income (loss) attributable to RYB Education, Inc.	6,418	7,517	(2,525)

The accompanying notes are an integral part of the consolidated financial statements.

RYB EDUCATION, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share data)

	RYB Education, Inc. Shareholders
							Accumulated		Total RYB
	Number of		Number of		Additional		other		Education, Inc.			Redeemable
	golden	Golden	ordinary	Ordinary	paid-in	Statutory	comprehensive	Accumulated	shareholders’	Non-controlling	Total	non-controlling
	share	share	Share	share	capital	reserve	income (loss)	deficit	equity	interest	equity	interest

Balance as of January 1, 2016	1	—	23,163,801	23	36,420	1,788	468	(41,609)	(2,910)	(339)	(3,249)	—

Net income (loss) for the year	—	—	—	—	—	—	—	6,505	6,505	(618)	5,887	—
Provision of statutory reserve	—	—	—	—	—	368	—	(368)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(87)	—	(87)	(12)	(99)	—
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	1,422	1,422	—

Balance as of December 31, 2016	1	—	23,163,801	23	36,420	2,156	381	(35,472)	3,508	453	3,961	—

Net income (loss) for the year	—	—	—	—	—	—	—	7,115	7,115	(574)	6,541	—
Provision of statutory reserve	—	—	—	—	—	522	—	(522)	—	—	—	—
Share-based payments	—	—	—	—	3,990	—	—	—	3,990	—	3,990	—
Option exercised	—	—	550,000	1	594	—	—	—	595	—	595	—
Return of capital	—	—	—	—	(2,000)	—	—	—	(2,000)	—	(2,000)	—
Foreign currency translation adjustments	—	—	—	—	—	—	402	—	402	8	410	—
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	1,337	1,337	—
Disposal of non-wholly subsidiaries	—	—	—	—	—	—	—	—	—	325	325	—
Redemption of golden share	(1)	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (“IPO”) (net of issuance cost of $4,492)	—	—	5,500,000	5	90,130	—	—	—	90,135	—	90,135	—

Balance as of December 31, 2017	—	—	29,213,801	29	129,134	2,678	783	(28,879)	103,745	1,549	105,294	—

Net loss for the year	—	—	—	—	—	—	—	(1,620)	(1,620)	(121)	(1,741)	28
Cumulative effect adjustment related to opening retained earnings for adoption of ASC 606	—	—	—	—	—	—	—	931	931	—	931	—
Provision of statutory reserve	—	—	—	—	—	684	—	(684)	—	—	—	—
Share-based payments	—	—	—	—	6,747	—	—	—	6,747	—	6,747	—
Recognition of redeemable non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	1,431
Adjustment of redeemable non-controlling interest	—	—	—	—	—	—	—	(169)	(169)	—	(169)	169
Foreign currency translation adjustment	—	—	—	—	—	—	(905)	—	(905)	(78)	(983)	—
Contribution by minority interest	—	—	—	—	—	—	—	—	—	3,330	3,330	—
Disposal of non-wholly subsidiaries	—	—	—	—	—	—	—	—	—	121	121	—
Acquisition of additional equity interest from non-controlling shareholders	—	—	—	—	—	—	—	—	—	(190)	(190)	—

Balance as of December 31, 2018	—	—	29,213,801	29	135,881	3,362	(122)	(30,421)	108,729	4,611	113,340	1,628

The accompanying notes are an integral part of the consolidated financial statements.

RYB EDUCATION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years ended December 31
	2016	2017	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	5,887	6,541	(1,713)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation of property, plant and equipment	4,831	6,099	7,530
Share-based compensation	—	3,990	6,747
Change in allowance for doubtful accounts	51	—	—
Loss on disposal of property, plant and equipment	6	13	20
Loss from equity method investments	189	239	291
Net loss (gain) on disposal of subsidiaries	—	168	(1,234)
Amortization of intangible assets	—	—	529

Changes in operating assets and liabilities:
Accounts receivable	(365)	183	(271)
Inventories	(1,451)	(290)	(1,512)
Prepaid expenses and other current assets	(1,438)	(2,110)	1,558
Amounts due from related parties	189	(115)	(51)
Deferred tax assets	(1,687)	(4,826)	(4,583)
Other non-current assets	(560)	(3)	(1,110)
Prepayments from customers	6,678	(3,192)	(12,872)
Accrued expenses and other current liabilities	10,176	10,927	5,307
Income tax payable	3,012	4,113	1,749
Deferred revenue	8,343	1,371	(91)
Other non-current liabilities	1,192	1,991	534

Net cash generated from operating activities	35,053	25,099	828

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired	—	—	(39,786)
Investments in term deposits	(452)	—	(55,454)
Proceeds from disposal of subsidiaries	—	—	832
Proceeds from maturity of term deposits	—	444	55,454
Purchase of long-term investments	(532)	—	(894)
Purchase of property, plant and equipment	(11,305)	(11,917)	(11,480)
Cash surrendered in disposal of subsidiaries	—	(168)	—
Loans to related parties	—	(1,010)	—
Repayment from loans to related parties	—	3,818	—
Loans to third parties	—	—	(1,665)
Repayment of loans to third parties	—	—	454
Proceeds from disposal of property, plant and equipment	167	178	804

Net cash used in investing activities	(12,122)	(8,655)	(51,735)

RYB EDUCATION, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Years ended December 31,
	2016	2017	2018

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from noncontrolling interests	1,422	1,337	811
Return of capital to Founders	—	(990)	—
Payment of initial public offering costs	—	(3,073)	(1,377)
Proceeds of exercise of options	—	595	—
Proceeds from initial public offering	—	94,627	—
Acquisition of additional equity interest from non-controlling shareholders	—	—	(190)

Net cash generated from (used in) financing activities	1,422	92,496	(756)

Exchange rate effect on cash and cash equivalents	(2,690)	3,666	(2,741)

Net increase (decrease) in cash and cash equivalents, and restricted cash	21,663	112,606	(54,404)

Cash and cash equivalents, and restricted cash at beginning of the year	24,965	46,628	159,234

Cash and cash equivalents, and restricted cash at end of the year	46,628	159,234	104,830

Supplemental schedule of cash flow information
Income taxes paid	(723)	(4,626)	(5,213)
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment through deposits made	506	2,187	1,368
Acquisition of property, plant and equipment through payable	—	708	414
Contribution from the Founders	—	—	—
Return of capital to settle with a loan from a related party	—	(1,010)	—
A loan due from a related party settled with return of capital	—	1,010	—
Unsettled portion of investment and acquisitions	—	—	5,719

The accompanying notes are an integral part of the consolidated financial statements.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION

Top Margin Limited was incorporated under the laws of the Cayman Islands on January 11, 2007. In June 2017, Top Margin Limited changed the corporate name into RYB Education, Inc. (the “Company”). The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries and kindergartens  (collectively the “Group”) are primarily engaged in providing kindergarten educational services, play-and-learn centers services and sale of educational merchandise in the People’s Republic of China (“PRC”).

As of December 31, 2018, details of the Company’s subsidiaries, its VIEs and VIEs’ major subsidiaries and kindergartens were as follows:

	Date of		Percentage of
	establishment	Place of	legal ownership
Name	or acquisition	establishment	by the Company	Principal activities
Subsidiaries:
Beijing RYB Technology Development Co., Ltd. (“RYB Technology”)	December 24, 2007	PRC	100%	Investment holding and provision of educational services
QIYUAN Education Technology (Tianjin) Co., Ltd (“TJ Qiyuan”)	May 18, 2018	PRC	100%	Investment holding and provision of educational services
Beijing Beilin International Education Co., Ltd. (“BJ Beilin”)	September 28, 2018	PRC	90%	Investment holding and provision of educational services
Precious Companion Group Limited	August 4, 2018	Hong Kong	100%	Investment holding and provision of educational services
Digital Knowledge World Co., Ltd.	September 1, 2018	Cayman Islands	90%	Investment holding and provision of educational services
Digital Education Co., Ltd.	September 1, 2018	Hong Kong	90%	Investment holding and provision of educational services
Beilin International Education Limited	September 1, 2018	Hong Kong	90%	Investment holding and provision of educational services

Variable interest entities:
Beijing RYB Children Education Technology Development Co., Ltd. (“Beijing RYB”)	July 3, 2001	PRC	Consolidated VIE	Investment holding and provision of educational services
Beiyao Technology Development Co., Ltd. (“Beiyao”)	June 15, 2018	PRC	Consolidated VIE	Investment holding and provision of educational services
Beijing Haidian Distric Bozhi Training School (“Bozhi”)	September 28, 2018	PRC	Consolidated VIE	Training services

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION - continued

VIEs’ major subsidiaries and kindergartens (1):
Shenzhen RYB Children Education Technology Development Co., Ltd.	June 20, 2007	PRC	Consolidated VIE	Sale of educational merchandise and provision of educational services
Hunan RYB Education Development Co., Ltd.	September 22, 2011	PRC	Consolidated VIE	Provision of educational services
Beijing Youer Lezhi Technology Development Co., Ltd.	April 2, 2014	PRC	Consolidated VIE	Play-and-learn centers services
Beijing Qingtian Youpin E-Commerce Co., Ltd.	June 8, 2015	PRC	Consolidated VIE	Sale of educational merchandise
Beijing XueErLe Education Technology Co., Ltd.	December 13, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing RYB Jincheng Technology Development Co., Ltd	August 29, 2017	PRC	Consolidated VIE	Play-and-learn centers services
Beijing Haidian District RYB Multi-Dimension Intelligence Experimental Kindergarten (2)	January 10, 2005	PRC	Consolidated VIE	Kindergarten services
Beijing Fengtai District RYB Multi-Dimension Intelligence Experimental Kindergarten (2)	April 14, 2005	PRC	Consolidated VIE	Kindergarten services
Beijing Development RYB Bilingual Kindergarten (2)	February 21, 2006	PRC	Consolidated VIE	Kindergarten services
Beijing Daxing District RYB Kindergarten (2)	July 17, 2008	PRC	Consolidated VIE	Kindergarten services
Beijing Changping District Huilongguan RYB Kindergarten (2)	November 4, 2008	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District Century Jiahua Kindergarten (2)	August 27, 2009	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Kindergarten (2)	August 27, 2009	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Zhongcanyuan Kindergarten (2)	September 14, 2010	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Xintiandi Kindergarten (2)	April 11, 2011	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Hepingli Kindergarten (2)	April 11, 2011	PRC	Consolidated VIE	Kindergarten services
Beijingn Chaoyang District RYB Dongba Kindergarten (2)	July 5, 2011	PRC	Consolidated VIE	Kindergarten services
Dalian Jinzhou New District RYB Hongxinghai Kindergarten (2)	November 20, 2011	PRC	Consolidated VIE	Kindergarten services
Changsha Kaifu District RYB Kindergarten (2)	March 30, 2012	PRC	Consolidated VIE	Kindergarten services
Beijing Shidaixinyuan Kindergarten (2)	September 12, 2012	PRC	Consolidated VIE	Kindergarten services
Hefei Faneng Sunshine Beach Kindergarten (2)	January 18, 2013	PRC	Consolidated VIE	Kindergarten services
Guiyang Guanshanhu District RYB Jinyuan Kindergarten	June 3, 2013	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District Jingsong RYB Kindergarten (2)	July 5, 2013	PRC	Consolidated VIE	Kindergarten services
Changsha Kaifu District Vanke City RYB Kindergarten (2)	January 8, 2014	PRC	Consolidated VIE	Kindergarten services
Changzhou Wujin District RYB New City Villa Kindergarten (2)	February 17, 2014	PRC	Consolidated VIE	Kindergarten services
Qingdao Shibei District RYB Vanke City Kindergarten (2)	February 21, 2014	PRC	Consolidated VIE	Kindergarten services
Guangzhou Liwan District RYB Tangning Garden Kindergarten (2)	May 1, 2014	PRC	Consolidated VIE	Kindergarten services
Jinan Licheng District RYB Wanxiang New Sky Kindergarten (2)	October 30, 2014	PRC	Consolidated VIE	Kindergarten services
Xiamen Siming District RYB Yongniantianshu Kindergarten (2)	July 10, 2015	PRC	Consolidated VIE	Kindergarten services
Beijing Guofengmeitang Kindergarten (2)	September 14, 2015	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Zhuhuanian Kindergarten (2)	October 10, 2015	PRC	Consolidated VIE	Kindergarten services
Beijing Fangshan District RYB ChangyangPeninsula Kindergarten (2)	May 3, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing FangShan District RYB XinYueDu Kindergarten (2)	October 8, 2016	PRC	Consolidated VIE	Kindergarten services
Jinan Licheng District Wangsheren Street RYB Kindergarten (2)	October 30, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Shunyi District RYB City Garden Kindergarten (2)	November 1, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Mentougou District RYB Yongsheng Jiayuan Kindergarten (2)	November 16, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Haidian District RYB Yidongyuan Kindergarten (2)	December 15, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Xicheng District RYB Kindergarten (2)	January 16, 2017	PRC	Consolidated VIE	Kindergarten services
Shenyang Hunnan District RYB Shouchuang International City Kindergarten (2)	February 22, 2017	PRC	Consolidated VIE	Kindergarten services

(1)             The net revenues generated from these major subsidiaries and kindergartens accounted for approximately 70% of Group’s total net revenues for the year ended December 31, 2018. The English name is for identification purpose only.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements

PRC laws and regulations restrict foreign ownership and investment in the education industry at the kindergarten level. As the Company is deemed a foreign legal person under PRC laws, accordingly the Company’s subsidiary is not eligible to engage in the provision of kindergarten services. To comply with these foreign ownership restrictions, the Company operates substantially all of its education services through VIEs and the VIEs’ subsidiaries and kindergartens in the PRC. The VIEs and their subsidiaries and kindergartens hold leases and other assets necessary to provide education services and generate revenues.

On July 3, 2008, RYB Technology, a wholly-owned subsidiary of the Group, entered into a series of contractual arrangements with Beijing RYB, and the shareholders of Beijing RYB, through which the Company obtained effective control over, and became the primary beneficiary of, Beijing RYB.  The contractual arrangements were modified on September 19, 2011 and November 4, 2015 when there were changes in the shareholders in Beijing RYB.

On June 15, 2018, TJ Qiyuan, a wholly-owned subsidiary of the Group, entered into a series of contractual arrangements with Beiyao, and the shareholders of Beiyao, through which the Company obtained effective control over, and became the primary beneficiary of, Beiyao.

In September 2018, the Group acquired BJ Beilin and Bozhi through the acquisition of Digital Knowledge World Co., Ltd.. On September 28, 2018, BJ Beilin, a wholly-owned subsidiary of the Group, entered into a series of contractual arrangements with Bozhi, and the shareholders of Bozhi, through which the Company obtained effective control over, and became the primary beneficiary of, Bozhi. The terms of these contractual agreements of Beiyao and Bozhi are substantially similar to the agreements of Beijing RYB, except that the agreements of Bozhi will remain effective for twenty years, when contract duration is applicable.

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

For the years ended December 31, 2016, 2017 and 2018, $2,139, $6,075 and $1,461 service fees were charged by RYB Technology, TJ Qiyuan and BJ Beilin, respectively.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•                                         Agreements that provide the Company effective control over VIEs:

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•                                          Agreements that provide the Company effective control over VIEs: - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•                                          Risks in relation to VIE structure

The Company believes that the contractual arrangements with VIEs and their shareholders are in compliance with existing PRC laws and regulations and are legally enforceable.  However, the contractual arrangements are subject to risks and uncertainties, including:

•                                          VIEs and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

•                                          VIEs and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on VIEs or the Group, mandate a change in ownership structure or operations for VIEs or the Group, restrict VIEs or the Group’s use of financing sources or otherwise restrict VIEs or the Group’s ability to conduct business.

•                                          The PRC government may declare the aforementioned contractual arrangements invalid.  They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•                                          If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions.  As a result, the Group may not be able to consolidate VIEs and their subsidiaries and kindergartens in the consolidated financial statements as the Group may lose the ability to exert effective control over VIEs and their shareholders, and the Group may lose the ability to receive economic benefits from VIEs.

The Group’s business has been directly operated by the VIEs and their subsidiaries and kindergartens. For the years ended December 31, 2017 and 2018, the VIEs and their subsidiaries and kindergartens accounted for an aggregate of 58% and 65%, respectively, of the Group’s consolidated total assets, and 95% and 94% respectively of the Group’s consolidated total liabilities.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the Company’s VIEs and VIEs’ subsidiaries and kindergartens after the elimination of inter-company transactions and balances as of December 31, 2017 and 2018, and for the three years ended December 31, 2018 was included in the accompanying consolidated financial statements:

	As of December 31,
	2017	2018

Cash and cash equivalents	64,626	41,133
Prepaid expenses and other current assets	9,392	11,101
Total current assets	78,594	58,503
Total assets	133,897	157,834
Total current liabilities	92,537	101,966
Total liabilities	118,068	120,766

	For the years ended December 31,
	2016	2017	2018

Net revenues	107,747	140,012	155,946
Net income	7,378	17,925	14,610

Net cash provided by (used in) operating activities	32,181	25,453	(2,159)
Net cash used in investing activities	(12,119)	(7,573)	(18,866)
Net cash provided by financing activities	1,422	381	436
Effects of exchange rate changes	(2,572)	3,609	(2,701)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations.  No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries.  No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs.  However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S.  GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, consolidation of the VIEs, purchase price allocation relating to business acquisitions, valuation allowance for deferred tax assets, share-based compensation expenses, useful lives of property, plant and equipment and acquired intangible assets, impairment of long-lived assets, acquired intangible assets, goodwill and long term investments, and allowance of loan receivables. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries and kindergartens.  All profits, transactions and balances among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries and kindergartens have been eliminated upon consolidation.

Foreign currency translation

The Company’s functional currency is the United States dollar (“$”).  The functional currency of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries and kindergartens in the PRC is the Chinese Renminbi (“RMB”).

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date.  Equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period.  Translation adjustments are reported and shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and consolidated statements of comprehensive income (loss).

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions.  Exchange gains and losses are recognized in the consolidated statements of operations.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks, on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value. The carrying value of cash equivalents approximates market value.

Term deposits

Term deposits consist of deposits placed with financial institutions with an original maturity of greater than three months and less than one year.

Restricted cash

Restricted cash represents RMB deposits in restricted bank accounts for operating kindergartens as required by certain local regulations.  The deposits in restricted bank accounts cannot be withdrawn until these kindergartens are closed.  Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement.

Inventories

Inventories, mainly consisting of educational toys, teaching aids, and textbooks, are stated at the lower of cost or net realized value.  Cost is determined using the weighted average method.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, available-for sale security, accounts receivable, other receivables, current and non-current loan receivables, amounts due from related parties and other payables. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivable, current loan receivables, amounts due from related parties, and other payable approximate their fair values due to the short-term maturities of these instruments. Available-for-sale security is carried at fair value. The carrying amount of non-current loan receivables approximates fair value as its interest rates are at the same level of current market yield for comparable loans.

Allowance for doubtful accounts

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions.  Allowance is reversed when the underlying balance of doubtful accounts are subsequently collected.  Accounts receivable balances are written off when the Company determines that the balance is uncollectible.

Loan receivables

Loan receivables are recorded at unpaid principal balances, net of unearned interest income and allowance that reflects the Company’s best estimate of the amounts that may not be collected.

The allowance for loan losses is based on the Company’s assessment on the adverse situations that may affect the borrower’s ability to repay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available. There is no allowance for loan losses recorded during the years ended December 31, 2016, 2017 and 2018.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Acquired intangible assets are carried at cost less accumulated amortization and impairment. The amortization of such acquired intangible assets is recognized over the expected useful lives of the assets.

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

Impairment of long-lived assets

Long-lived assets, including acquired intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment losses on its long-lived assets during the years ended December 31, 2016, 2017 and 2018.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

The Group’s long-term investments consist of equity method investments and available-for-sale security.

(a)                                 Equity method investments

For an investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest in common shares or in-substance common shares, the Group accounts for the investment under the equity method.  Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%.  Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Group initially records its investments at cost and subsequently recognizes its proportionate share of each equity investee’s net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimates the fair value of the investee company using discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group did not record any impairment losses on its equity method investments during the years ended December 31, 2016, 2017 and 2018.

(b)                                 Available-for-sale security

For investment in preferred shares which is determined to be debt securities, the Group accounts for them as long-term available-for-sale security when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income (loss).

The Group reviews its investment in available-for-sale security, for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of the investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment, in determining if impairment is needed.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Adoption of Accounting standard codification (“ASC”), “Revenue from Contracts with Customers”

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” as modified by subsequently issued ASUs 2015-14, 2016-08, 2016-10, 2016-12 and 2016-20 (collectively ASU 2014-09).

On January 1, 2018, the Group adopted Topic 606 applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting period beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The Group recorded a net reduction to opening accumulated deficit of $931 as of January 1, 2018 due to the cumulative impact of adopting Topic 606. The impacts to revenue for the year 2018 were an increase of $1,151 as a result of adopting Topic 606.

The Group follows five steps for its revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group generated its revenues from the following revenue sources:

(i)                                     Tuition fees generated from kindergarten services and play-and-learn services

The Group provides private kindergarten services and play-and-learn centers services to students. Tuition fees are collected in advance and are initially recorded as deferred revenue.

Kindergarten services are by themselves, a series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and not sold standalone. Therefore, the kindergarten services are accounted for as a single performance obligation.

Play-and-learn centers services provide a different series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and not sold standalone. Therefore, play-and-learn centers services are accounted for as a single performance obligation.

The transaction prices for kindergarten services and play-and-learn services are determined by the contract amount net of any refund liabilities estimated by the management. For the kindergarten program, the students can claim certain amount of the tuition refund if more than a certain number of classes are missed. For the play-and-learn program, students are entitled to refund for unused portion of the prepaid course fees. The refund amount calculation is subject to fines and penalty.

Revenues for the kindergarten services are recognized on a straight line basis over the service period from the registration day to the day on which the service period ends. Revenues for the play-and-learn centers services are recognized ratably over the course of the programs.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(ii)                                  Franchising fees

The Group generates revenues by franchising kindergartens and play-and-learn centers under the brand name of RYB. The Group collects from franchisees the initial franchising fees and annual franchise fee. As the initial franchising service and annual franchising service are distinct from each other, the Group identifies two performance obligations accordingly. The transaction price is allocated to each performance obligation based on a relative stand-alone selling price.

Initial franchising fees represent provision of initial set-up services which are typically received upfront and recorded as prepayments from customers. The set-up period usually begins with the site renovation or training services, whichever is earlier, to the time point when kindergartens or play-and-learn centers commence operations, which is approximately 7 or 8 months. Initial franchising fees are recognized over time throughout the set-up period.

Annual franchise fees represent supporting services provided by the Group to the franchised kindergartens or play-and-learn centers, including marketing and advertising services. The related annual franchise fees are received upfront and recorded as deferred revenue. Annual franchise fees are recognized over time throughout the contract terms.

(iii)                               Sales of educational merchandise

The Group’s educational merchandise consists of educational toys, teaching aids, textbooks and other goods. The Group considers both franchisees and end-users are its customers. Prepayments for sales of educational merchandise is recognized as prepayments from customers. Sales of educational merchandise is accounted for as a single performance obligation, and recognize at the point of time when the control of promised goods is transferred to the customers.

(iv)                              Training services

The Group provides training services to the franchisees and the teaching staffs of the franchised kindergartens and play-and-learn centers. The Group identified the training services as a single performance obligation, and given the trainings are usually performed during a short period of time, revenues are recognized at the point of time when training services are delivered.

(v)                              Royalty fees

The Group commenced to sell educational merchandise and provide kindergarten solutions through its other business partners in second half year of 2016.  Each of its business partner is entitled to exclusive regional right to sell Group’s certain educational merchandise to the kindergartners outside the Group’s self-operated or franchised kindergartens within a fixed contractual period. The royalty fees are received upfront and recorded as deferred revenue. The Group identified the royalty fees as a single performance obligation, and revenues are recognized over time throughout the contract terms.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Disaggregation of revenue

The following table presents the Group’s revenues disaggregated by revenue sources.

	Years ended December 31,
	2016	2017	2018

Net revenues:
Kindergartens	78,766	105,679	124,175
Play-and-learn centers	25,390	29,871	26,777
Others	4,357	5,253	5,546
Total net revenues	108,513	140,803	156,498

The following table presents the Group’s revenues disaggregated by revenue types.

	Years ended December 31,
	2016	2017	2018
Services:

Tuition fees from kindergartens and play-and-learn centers	78,268	100,745	117,080
Franchise fees	12,425	13,537	14,365
Training and other services	5,243	7,703	7,161
Royalty fees	—	884	610
	95,936	122,869	139,216

Products:

Sale of educational merchandise	12,577	17,934	17,282
Total net revenues	108,513	140,803	156,498

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract liabilities

The Group’s contract liabilities consists of prepayments from customers and deferred revenue, primarily relate to the advance consideration received from customers.

The table below reflects the Group’s contract liabilities:

	Opening balance	Closing balance
	January 1, 2018	December 31, 2018

Prepayments from customers, current portion	11,968	6,647
Prepayments from customers, non-current portion	8,542	3,582
Deferred revenue, current portion	22,666	29,578
Deferred revenue, non-current portion	10,396	6,915

The Company recognized $31.0 million in revenue for the year ended December 31, 2018 which related to contract liabilities that existed at December 31, 2017.

There were no contract assets recorded as of December 31, 2017 and 2018.

Application of practical expedients

The Group expensed commissions related to initial franchising fees when incurred because the amortization period is less than one year. These costs are recorded in cost of revenues in the consolidated statements of operations.

Deferred revenue

Deferred revenue primarily consists of tuition fees received from customers, annual franchise fees received from franchisees, and royalty fees received from other business partners, for which services have not yet been provided to the customers. The deferred revenue is recognized as revenue once the criteria for revenue recognition have been met.

Operating leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease terms.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Tuition fees generated from kindergarten services are qualified for VAT exemption pursuant to a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation. Revenue generated from other services and sales of products, namely play-and-learn center services, franchise fees, royalty fees, training services and sales of educational merchandise, is reported net of VAT collected on behalf of PRC tax authorities. The Group is subject to VAT at a rate of 17% on the sales of educational merchandise. Except for an entity who is designated as a small scale VAT payer, the Group is subject to VAT at a rate of 6% on the play-and-learn center services, franchise fees, royalty fees and training services. For the entity designated as the small scale VAT payer, it is subject to VAT at a rate of 3% on namely paly and learn center services and training services.

Since May 2018, in accordance with Cai Shui [2018] No.32, the VAT rate decreased to 16% of the gross sales for general VAT payer. Therefore, for general VAT payer, VAT on sales is calculated at 16% on the sales of educational merchandise and paid after deducting input VAT on purchases since May 1, 2018.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

Share-based compensation with employees are measured based on the grant date fair value of the equity instrument.  Share-based compensation expenses, net of forfeiture, are recognized over the requisite service period based on the graded vesting attribution method with corresponding impact reflected in additional paid-in capital.  When no future services are required to be performed by grantees in exchange for an award of equity instruments, the cost of the award is expensed on the grant date.

Government subsidies

The Company receives government subsidies at the discretion of the local government based on certain criteria in relation to the Company’s kindergarten operations. Government subsidies are recognized as liabilities when the government subsidies are received, and released to consolidated statements of operations as government subsidy income when the Company is not subject to further obligation or future refunds. For government subsidies granted to specific kindergartens to subsidize their rental and teacher training costs are recorded by offset to the cost of revenues when the conditions are met.

For the years ended December 31, 2016, 2017 and 2018, $573, $863 and $683 were recognized as government subsidy income, respectively; nil, nil and $1,098 were recognized as reduction of cost of revenues, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Contingency

The Group is subject to lawsuits, investigations and other claims related to the operation of its kindergartens, product, taxing authorities and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

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

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.  The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  The cash and cash equivalents of the Group included aggregate amounts of $65,375 and $42,068, which were denominated in RMB, at December 31, 2017 and 2018, respectively, representing 42% and 41% of the cash and cash equivalents at December 31, 2017 and 2018, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, loan receivables, amounts due from related parties and other current assets.  As of December 31, 2018, all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC and the United States of America.  Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues or accounts receivable from customers which individually represent greater than 10% of the total net revenues in the three years ended December 31, 2018 or accounts receivable as of December 31, 2017 and 2018.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” as modified by subsequently issued ASUs 2015-14, 2016-08, 2016-10, 2016-12 and 2016-20 (collectively ASU 2014-09). ASU 2014-09 superseded existing revenue recognition standards with a single model unless those contracts are within the scope of other standards (e.g., an insurance entity’s insurance contracts). The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted Topic 606 on January 1, 2018, using the modified retrospective transition method. The Company recognized the cumulative effect of applying the new revenue standard as an adjustment to the opening balance of accumulated deficit at the beginning of 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for the periods presented. See Note 2 - Revenue recognition, for additional accounting policy and transition disclosures.

In January 2016, the FASB issued ASU 2016-01 Financial Instruments— Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued. ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. For investment in equity security without readily determinable fair value, the Group elects to use the measurement alternative defined as cost, less impairment, adjusted by observable price change. The Group has adopted the new standard as of January 1, 2018, and the adoption had no significant impact on the consolidated financial statements.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted - continued

In January 2017, the FASB issued ASU 2017-01 Business Combinations (Topic 805): Clarifying the Determination of Business. This ASU requires that when substantially all of the fair value of the gross assets acquired (or dispose of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this ASU on update (1) required that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this ASU to annual periods beginning after December 15, 2017, including interim period within those periods. Early adoption of the amendments in this ASU is allowed. The amendments in this ASU should be applied prospectively on or after the effective date. No disclosure are required at transition. The Group has adopted the new standard as of January 1, 2018 and the adoption had no significant impact on the consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, which intended to reduce cost and complexity and to improve financial reporting for nonemployee share-based payments. The ASU expands the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. The Group has early adopted ASU 2018-07 in fiscal year ended December 31, 2018, and the adoption had no significant impact on the consolidated financial statements.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU No. 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements. The Group has evaluated the effect of the adoption of this ASU and expects the adoption will result in a material increase in the assets and liabilities on the consolidated balance sheet for

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

the operating leases and will have insignificant impact on the consolidated statements of operations or cash flows.

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

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement to ASC Topic 820, Fair Value Measurement (‘‘ASC 820’’). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, and/or adding certain disclosures. ASU 2018-13 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2019. An entity is permitted to early adopt by modifying existing disclosures and delay adoption of the additional disclosures until the effective date. The Company is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Company on January 1, 2020. The Company is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      BUSINESS ACQUISITIONS

Acquisition of Beijing Hengda Youshi Education Development Co., Ltd. (“BJ Hengda”)

On May 2, 2018, the Group acquired 100% equity interests in BJ Hengda for a total cash consideration of $945. BJ Hengda operates a kindergarten in Beijing with well-known international teaching team would allow the Group expand its services. This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair market value at the date of acquisition.

The management performed a purchase price allocation with the assistance from an independent appraiser, as of the date of acquisition:

		Depreciation or
		amortization period
Cash and cash equivalents	310
Other current assets	50
Property, plant and equipment, net	535	5 - 10 years
Intangible asset:
Student base	104	4 years
Other current liabilities	(361)
Deferred tax liabilities	(26)
Goodwill	333
Total	945

The results of operations attributable to BJ Hengda are included in the consolidated statement of operations beginning on May 2, 2018, which included net revenue of $481 and pre-tax net loss of $748.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      BUSINESS ACQUISITIONS - continued

Acquisition of Shandong Buladun Education Information Consultation Co., Ltd. (“Shandong  Buladun”)

On May 1, 2018, the Group acquired 80% equity interests in Shandong Buladun for a total cash consideration of $4,575. Shandong Buladun operates four kindergartens in Shandong Province. The acquisition was considered a business acquisition and recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair market value at the date of acquisition. As of December 31, 2018, consideration payable at $1,232 remained outstanding.

The management performed a purchase price allocation with the assistance from an independent appraiser, as of the date of acquisition:

		Depreciation or
		amortization period
Cash and cash equivalents	134
Other current assets	21
Property, plant and equipment, net	1,819	5 - 8 years
Intangible asset:
Student base	942	4 years
Other current liabilities	(3,927)
Deferred tax liabilities	(236)
Non-controlling interest	(915)
Goodwill	6,737
Total	4,575

The results of operations attributable to Shandong Buladun are included in the consolidated statement of operations beginning on May 1, 2018, which included net revenue of $2,393 and pre-tax net income of $958.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      BUSINESS ACQUISITIONS - continued

Acquisition of Shanghai Peidi Culture Communication Co., Ltd. (“Shanghai Peidi”) and Shanghai Jingdepu Education School (“Shanghai Jingdepu”)

On July 1, 2018, the Company acquired 80% equity interest in Shanghai Peidi and 100% equity interest of Shanghai Jingdepu for a total cash consideration of $4,197. Shanghai Peidi and Shanghai Jingdepu operate two kindergartens in Shanghai. The transaction was considered a business acquisition and was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair market value at the date of acquisition. As of December 31, 2018, consideration payable at $678 remained outstanding.

The management performed a purchase price allocation with the assistance from an independent appraiser, as of the date of acquisition:

		Depreciation or
		amortization period
Other current assets	1,477
Property, plant and equipment, net	32	4 - 8 years
Deferred tax assets	123
Intangible assets:
Student base	865	4 years
Trademark	305	5 years
Other current liabilities	(1,144)
Deferred tax liabilities	(302)
Non-controlling interest	(1,431)
Goodwill	4,272
Total	4,197

The results of operations attributable to Shanghai Peidi and Shanghai Jingdepu are included in the consolidated statement of operations beginning on July 1, 2018, which included net revenue of $1,781 and pre-tax net income of $257.

As part of this acquisition, the non-controlling shareholder also received a put option to sell its entire non-controlling interest of Shanghai Peidi to the Company based on multiple of Shanghai Peidi’s net profit (excluding non-recurring items) at the year when option is exercised. The non-controlling interest has been recorded as a redeemable non-controlling interest presented in the mezzanine of the consolidated balance sheets at an initial amount of $1,431 estimated by the management with the assistance from an independent appraiser. Subsequently, the non-controlling interest was carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interest’s share of net income or loss or (2) the expected redemption value. The accreted amount to the expected redemption value of $169 was recorded to retained earnings for the year ended December 31, 2018.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      BUSINESS ACQUISITIONS - continued

Acquisition in Digital Knowledge World Co. Ltd. (“DKW”)

On September 1, 2018, the Company acquired 90% equity interest in DKW for a total cash consideration of $17,130. DKW operates three international kindergartens in Beijing.  The transaction was considered a business acquisition and recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair market value at the date of acquisition.

The management performed a purchase price allocation with the assistance from an independent appraiser, as of the date of acquisition:

		Depreciation or
		amortization period
Cash and cash equivalents	4,773
Other current assets	4,013
Property, plant and equipment, net	1,322	5 years
Intangible assets:
Student base	1,721	4 years
Trademark	1,062	5 years
Other current liabilities	(7,235)
Deferred tax liabilities	(696)
Non-controlling interest	(1,523)
Goodwill	13,693
Total	17,130

The results of operations attributable to DKW are included in the consolidated statement of operations beginning on August 1, 2018, which included net revenue of $3,493 and pre-tax net income of $463.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.                                      BUSINESS ACQUISITIONS - continued

The following summary of unaudited pro forma result of operations for the year ended December 31, 2018 was presented with the assumption that the acquisitions during the year ended December 31, 2018 occurred as of January 1, 2017. These pro forma results do not purport to be indicative of the results of operations which would have resulted had these acquisitions occurred as of December 31, 2017, nor are they indicative of future operating results.

	Years ended December 31,
	2017	2018

Pro forma net revenue	154,124	165,309
Pro forma net income attributable to RYB Education, Inc.	9,442	380
Pro forma net income per ordinary share-basic	0.38	0.01
Pro forma net income per ordinary share- diluted	0.36	0.01

4.                                      ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2017	2018

Accounts receivable	937	910
Less: allowance for doubtful accounts	(36)	(34)
Accounts receivable, net	901	876

Movement of allowance for doubtful accounts was as follows:

	As of December 31,
	2017	2018

Balance at beginning of the year	34	36
Foreign currency adjustment	2	(2)
Balance at end of the year	36	34

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

5.                                      INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2017	2018

Educational merchandise	3,549	4,811
	3,549	4,811

No inventory reserve was provided for the years ended December 31, 2016, 2017 and 2018.

6.                                     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2017	2018

Prepaid training and other service fees	2,126	2,484
Prepaid rental expenses	1,738	2,734
Prepayment expenses	384	1,136
Staff advances	774	597
Receivables from the disposal of subsidiaries	547	574
Prepayment for purchase of inventories	488	866
Prepayment for property, plant and equipment	2,304	865
Receivables from third party payment platform	181	82
Interest receivables	—	121
Others	999	1,784
	9,541	11,243

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

7.                                      LOAN RECEIVABLES

Loan receivables - current

On May 21, 2018, the Group entered into a loan agreement with a supplier, a third party. The loan, at principal of $582, will be repaid on December 30, 2019, and the interest rate was set at the commercial bank deposit rate.

Loan receivables — non-current

In August 2018, the Group provided a loan of $582 to Shanghai Peidi’s non-controlling shareholder at interest rate of 7% per annum. The repayment of the loan was guaranteed by 20% equity shares of another company held by the borrower and the loan will be repaid on the second anniversary of the loan origination.

No allowance for loan loss recorded for above loan receivables in 2018.

8.                                      PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2017	2018

Buildings	959	907
Furniture, fixture and equipment	9,475	10,639
Leasehold improvement	52,565	61,735
Motor vehicles	977	1,154
Total	63,976	74,435
Less: Accumulated depreciation	(23,813)	(28,539)
	40,163	45,896

Depreciation expenses were $4,831, $6,099 and $7,530 for the years ended December 31, 2016, 2017 and 2018, respectively.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

9.                                      GOODWILL

The Group has five reporting units where they carry goodwill resulting from the acquisitions. The changes in carrying amount of goodwill for the years ended December 31, 2017 and 2018 were as follows.

	As of December 31,
	2017	2018

Costs:
Beginning balance	401	428
Addition (Note 3)	—	25,035
Foreign currency adjustment	27	(367)
Ending balance	428	25,096
Goodwill impairment loss	—	—
Goodwill, net	428	25,096

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.  The Group performed the annual impairment test at year end and did not record any impairment of goodwill for the years ended December 31, 2016, 2017 and 2018.

10.                               ACQUIRED INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2017	2018

Trademark	—	1,367
Student base	—	3,632
Total costs	—	4,999
Less: accumulated amortization	—	(508)
Intangible assets, net	—	4,491

Amortization expenses for acquired intangible assets for the years ended December 31, 2016, 2017 and 2018 were nil, nil and $529, respectively. As of December 31, 2018, the estimated amortization expenses related to intangible assets for next five years is expected to be $1,133, $1,133, $1,133, $714 and $208 respectively, and $170 thereafter.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

11.                               LONG-TERM INVESTMENTS

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

In November 2018, the Group invested cash consideration of $4,400 for 19% equity interest in  Beijing Da Ai Pre-school Management Education Technology Co., Ltd. (“Beijing Da Ai”). The Company holds one seat out of three of the board of directors of Beijing Da Ai. The Group accounts for the investment using equity method, because the Group has the ability to exercise significant influence but does not have control over the investee. As of December 31, 2018, the consideration payable at $3,809 remained outstanding.

The Group shared loss of $189, $239 and $291 from its equity method investments during the years ended December 31, 2016, 2017 and 2018, respectively.

Available-for-sale security

On June 25, 2018, the Group entered into an investment agreement with the owners of Beijing Borderless Education Consulting Co., Ltd. (“Beijing Borderless”), a company established in the PRC, principally engaged in providing education content and operating traditional cultural service platforms. The Group purchased 20% equity ownership interest for a cash consideration of $436. The investment was classified as available-for-sale security and measured at fair value as the Group determined that investment was debt security due to the redemption option available to the investor. The unrealized holding gains or losses of nil was reported in other comprehensive income for the year ended December 31, 2018.

The management had performed impairment testing at the end of 2018 and determined there was no impairment on such investment during the year ended December 31, 2018.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

12.                     OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2017	2018

Rental deposits (1)	3,110	4,027
Prepayment for investments (2)	—	20,021
	3,110	24,048

(1)         Rental deposits represent office and kindergartens rental deposits for the Group’s operations, which will not be refunded within one year.

(2)         On September 12, 2018, the Group entered into an agreement with a third party to acquire a kindergarten in Guangdong province of China. As of December 31, 2018, the group has paid consideration for this acquisition of $5,515 in cash and the closing of acquisition was still in progress, accordingly the Group recognized the prepayment as other non-current assets. The transaction was completed in January 2019.

On December 20, 2018, the Group entered into a loan agreement with the controlling shareholder (“borrower”) in a leading Singapore-based private childhood education group (“Singapore education group”) for a loan of $14,506 to the borrower. On February 5, 2019, the Company further entered into a definitive agreement to acquire borrower’s interest holding over Singapore education group for approximately RMB125 million (equivalent to $14,506) in cash. On March 26, 2019, the Group entered into a series of share purchase agreement with borrower and other shareholders of Singapore education group, pursuant to which the Group acquired 77% of the issued and outstanding common stock of Singapore education group for a total cash consideration of RMB146.2 million (equivalent to $21,400), the principal of the loan to borrower was settled as part of the acquisition consideration and interest on the loan was waived per agreement. Since the loan was subsequently settled as acquisition consideration, the Group recorded the loan as other non-current assets as of December 31, 2018. The acquisition in the Singapore education group was completed in April 2019.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13.                     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2017	2018

Salary and welfare payable	26,011	26,963
Accrued expenses	14,842	16,190
Payables for purchase of property, plant and equipment	2,550	2,878
Payables for purchase of educational merchandise	2,436	3,141
Other tax payable	635	282
Consideration payable	—	5,719
Others	5,380	5,256
	51,854	60,429

14.                               FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured its financial assets and liabilities, including cash equivalents, available-for-sale security, restricted cash, accounts receivable, loan receivables, amounts due from related parties, other receivables and other payables on a recurring basis as of December 31, 2017 and 2018.  Cash and cash equivalents and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The carrying amounts of accounts receivables, loan receivables-current and amounts due from related parties approximate their fair values. The carrying amount of loan receivables —noncurrent approximates fair value as its interest rates are at the same level of current market yield for comparable loans.

The Company measured available-for-sale security based on a valuation which utilizes income approach to determine the equity value and the options-pricing method to determine the allocated values between preferred shares and common shares. The available-for-sale security is classified within Level 3 of the fair value hierarchy because the Company used unobservable inputs to value the investment. The significant unobservable inputs include the forecast financial performance of the investee business and discount rate to determine the fair value of the business.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.          FAIR VALUE MEASUREMENT - continued

Measured or disclosed at fair value on a non-recurring basis

The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Acquired intangible assets are measured using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to intangible assets acquired for the years ended December 31, 2016, 2017 and 2018.

The Group measures long-term equity method investment at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. The Group did not recognize any impairment loss related to the long-term equity method investment for the years ended December 31, 2016, 2017 and 2018.

15.                               ORDINARY SHARES

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.          ORDINARY SHARES - continued

Upon the completion of the Company’s IPO in September, 2017, (i) 3,253,870 of Class A ordinary shares were  re-designated as Class B ordinary shares on a one-for-one basis, (ii) 9,352,676 of Class B ordinary shares were re-designated Class A ordinary shares on a one-for-one basis, (iii) the golden share was redeemed by the Company, and (iv) the Company offered and issued 5,500,000 Class A ordinary shares with a par value $0.001 per share at the total proceeds of $94,627 through IPO.  IPO related expense is $4,492, out of which $3,073 was paid in 2017 and the remaining was paid in the current period.

As of December 31, 2017 and 2018, there were 29,213,801 and 29,213,801 ordinary shares issued and outstanding.

Share repurchase program

On November 24, 2017, the Company announced that the board of directors of the Company has approved a share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to $50 million during the next 12 months.

On December 18, 2018, the Company announced that the board of directors of the Company approved another share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to $12 million during the next 12 months.

As of December 31, 2018, the Company did not repurchase any shares under the programs.

16.                               SHARE INCENTIVE PLAN

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.                               SHARE INCENTIVE PLAN - continued

Share options

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

As the Company completed the qualified IPO on September 27, 2017, the first vesting schedule applied.

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

On April 2, 2018, the Company granted 20,000 share options to an employee at an exercise price of $0.01 per option. The options will vest in accordance with the vesting schedules set out in the respective share option agreements.  The vesting and expiration terms are:

(i)                                     25% of the share options will be vested and exercisable on April 1, 2019, and will expire on April 1, 2028;

(ii)                                  75% of the share options will be vested quarterly in twelve quarters with equal quarterly installments after April 1, 2019, and will expire on April 1, 2028.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.          SHARE INCENTIVE PLAN - continued

Share options - continued

A summary of the share option activities is as follows:

	Number	Weighted	Weighted average	Weighted average	Aggregate
	of options	average	grant-date	remaining contractual	intrinsic
	outstanding	exercise price	fair value per option	term (years)	value

Options outstanding at January 1, 2016	2,566,256	2.15	1.02	5.52	4,639
Forfeited	(29,300)	1.76	0.41	—	—
Options outstanding at December 31, 2016	2,536,956	2.15	1.03	4.53	15,281
Granted	2,109,305	11.42	5.75	—	—
Exercised	(550,000)	1.08	0.22	—	—
Forfeited	(17,000)	2.32	0.79	—	—
Options outstanding at December 31, 2017	4,079,261	7.09	3.57	6.91	51,117
Granted	20,000	0.01	17.39	9.26	117
Forfeited	(42,250)	11.66	5.34	—	—
Options outstanding at December 31, 2018	4,057,011	7.00	3.62	5.93	10,337
Options exercisable at December 31, 2018	3,517,781	6.36	3.09	5.53	10,220

The Company recorded share-based compensation expenses relating to share options of nil, $3,990 and $4,869 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, total unrecognized compensation expenses relating to unvested share options were $3,376, which is expected to be recognized over a weighted average period of 2.51 years.

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

Grant date	June 22, 2017	July 1, 2017	April 2, 2018

Risk-free interest rate	2.15%	2.31%	2.73%
Expected volatility	40%	40%	38%
Expected dividend yield	0%	0%	0%
Exercise multiples	2.8/2.2	2.8/2.2	2.2
Fair value of underlying ordinary share	11.67	11.67	17.40

(1)                                Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of U.S. Treasury Department with a maturity period close to the expected term of the options.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.                               SHARE INCENTIVE PLAN - continued

Share options - continued

(2)                                Expected volatility

Expected volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options before September 27, 2017, and based on the historical volatility of the Company’s share price since September 27, 2017.

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

(5)                                Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation with the assistance of a third party appraiser before September 27, 2017, and based on the Company’s share price since September 27, 2017.

Nonvested shares

On March 14, 2018, the Company granted 200,000 nonvested shares to three directors and executive officers. 25% of the nonvested shares will be vested on March 14, 2019. 75% of the nonvested will be vested quarterly in twelve quarters with equal quarterly installments after March 14, 2019. The grant date fair value of the nonvested shares was $20.43 per share, which was the closing price of the Company’s ordinary share on New York Stock Exchange (“NYSE”) on March 14, 2018. This grant resulted in a total share-based compensation of $4,086, to be recognized ratably over the requisite service period of 4 years.

On October 24, 2018, the Company granted 18,000 nonvested shares to a non-employee. 25% of the nonvested will be vested on October 23, 2019. 75% of the nonvested will be vested quarterly in twelve quarters with equal quarterly installments after October 23, 2019. The grant date fair value of the nonvested shares was $17.11 per share, which was the closing price of the Company’s ordinary share on NYSE on October 24, 2018. This grant resulted in a total share-based compensation of $308, to be recognized ratably over the requisite service period of 4 years.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.                               SHARE INCENTIVE PLAN - continued

Nonvested shares - continued

A summary of the nonvested shares for the years ended December 31, 2018 is as follows:

	Number	Weighted
	of nonvested shares	average grant date	Aggregate
	outstanding	fair value	intrinsic value

Nonvested shares outstanding at December 31, 2016 and 2017	—
Granted	218,000

Nonvested shares outstanding at December 31, 2018	218,000	20.16	1,273

Nonvested shares vested and expected to vest at December 31, 2018	218,000	20.16	1,273

The Company recorded share-based compensation expenses relating to nonvested shares of nil, nil and $1,878 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2018, total unrecognized compensation expenses relating to unvested nonvested shares were $2,516, which is expected to be recognized over a weighted average period of 3.29 years.

17.                               INCOME TAXES

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

The Company’s subsidiaries located in Hong Kong and are subject to a profits tax rate of 8.25% on assessable profits on the first Hong Kong Dollars (“HK$”) 2 million and 16.5% for any assessable profits in excess of HK$2 million starting from the financial commencing on April 1, 2018.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.          INCOME TAXES - continued

China

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries and kindergartens, which were entities established in the PRC (the “PRC entities”) are subject to PRC Enterprise Income Tax (EIT), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008.

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Years ended December 31,
	2016	2017	2018

Current tax expense	3,842	9,291	6,351
Deferred tax expense	(1,687)	(5,479)	(3,892)
	2,155	3,812	2,459

The principle components of deferred taxes and deferred tax liabilities are as follows:

	Years ended December 31,
	2016	2017	2018

Deferred tax assets
Accrued expenses	2,918	3,615	4,094
Net operating loss carry-forwards	6,306	11,337	14,123

Total deferred tax assets	9,224	14,952	18,217
Less: valuation allowance	(2,273)	(2,522)	(2,022)

Deferred tax assets, net	6,951	12,430	16,195

Deferred tax liabilities
Acquired intangible assets, net	—	—	1,110

Total deferred tax liabilities	—	—	1,110

As of December 31, 2017 and 2018, the Group had net operating loss carried forward from the PRC entities of $45,348 and $56,492, respectively, which will expire on various dates from December 31, 2019 to December 31, 2023.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.          INCOME TAXES - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended December 31,
	2016	2017	2018

Income before income taxes	8,231	10,592	1,037

Income tax expense computed at an applicable tax rate of 25%	2,058	2,648	259
Permanent differences	80	6	10
Effect of income tax rate difference in other jurisdictions	—	909	2,690
Change in valuation allowance	17	249	(500)
	2,155	3,812	2,459

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

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned by PRC subsidiaries after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.  As of December 31, 2018, the Company’s subsidiaries, the VIEs, and VIEs’ subsidiaries and kindergartens located in the PRC recorded aggregate accumulated deficits.  Accordingly, no deferred tax liabilities has been accrued for the Chinese dividend withholding taxes.  In the future, aggregate undistributed earnings of the Company’s subsidiaries, the VIEs, and VIEs’ subsidiaries and kindergartens located in the PRC, if any, that are taxable upon distribution to the Company, will be considered to be indefinitely reinvested, because the Company does not have any plan to pay cash dividends by using any undistributed earnings of the Company’s subsidiaries, the VIEs, and VIEs’ subsidiaries and kindergartens located in the PRC in the foreseeable future and intends to retain most of their available funds and any future earnings for use in the operation and expansion of their business.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.          INCOME TAXES - continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2016, 2017 and 2018.  The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2018.

18.                               EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees.  Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries.  The Group has no legal obligation for the benefits beyond the contributions made.  The total amounts for such employee benefits, which were expensed as incurred, were $9,361, $12,748 and $12,868 for the years ended December 31, 2016, 2017 and 2018, respectively.

19.                               NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for each of the periods presented were calculated as follows:

	Years ended December 31,
	2016	2017	2018

Numerator:
Net income (loss) attributable to ordinary shareholders of RYB Education, Inc. for computing basic and diluted net income (loss) per ordinary share	6,505	7,115	(1,789)

Denominator:
Weighted average ordinary shares outstanding used in computing basic net income (loss) per ordinary share	23,163,801	24,735,445	29,213,801

Effect of dilutive securities
Plus incremental weighted average ordinary shares from assumed conversions of options and nonvested shares using the treasury stock method	1,518,724	1,831,212	—

Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	24,682,525	26,566,657	29,213,801

Net income (loss) per ordinary share-basic	0.28	0.29	(0.06)
Net income (loss) per ordinary share-diluted	0.26	0.27	(0.06)

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

19.          NET INCOME (LOSS) PER SHARE - continued

For the year ended December 31, 2018, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods presented.

As of December 31,
2018

Options and nonvested shares	4,275,011

20.                               RELATED PARTY TRANSACTION

(1)                                 Related parties

Name of related parties	Relationship with the Group

Mr. Chimin Cao	Chairman of the Board of Directors of the Company
Ms. Zhiying Li	Spouse of Mr. Chimin Cao
Hainan RYB	Equity method long-term investee of the Group

(2)                                 The significant related party transactions are as follows:

	Years ended December 31,
	2016	2017	2018
Rental expense recorded:
Ms. Zhiying Li (i)	294	293	332
	294	293	332

(3)                                 The significant balances between the Group and its related parties are as follows:

	As of December 31,
	2017	2018
Amounts due from:
Hainan RYB (ii)	126	—
	126	—

(i)                                     The transactions with the related party shown above represent the rental expenses recorded in each year.

(ii)                                  The balances with related parties were interest-free, unsecured and repayable on demand.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21.                               COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases related to offices and kindergartens consisted of the following at December 31, 2018:

Years ending December 31,
2019	16,607
2020	15,075
2021	13,155
2022	12,002
2023 and thereafter	75,758
132,597

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.  The terms of the leases do not contain rent escalation or contingent rents.  For the years ended December 31, 2016, 2017 and 2018, total rental expense for all operating leases amounted to $10,580, $11,760 and $16,195, respectively.

Purchase commitments

Future minimum purchase obligations payments under non-cancelable purchase agreements related to curriculum collaboration with international institutions consisted of the following at December 31, 2018:

Years ending December 31,
2019	644
2020	644
2021	408
2022	277
2023 and thereafter	505
2,478

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21.                               COMMITMENTS AND CONTINGENCIES - continued

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

Currently, the Group has not received private school operation permits or registration certificates for private non-enterprise entities for certain directly operated kindergartens, and the Group is in the process of obtaining the permits or certificates for these kindergartens.  During the years ended December 31, 2016, 2017, 2018, net revenues generated from these kindergartens were $4,489, $7,241 and $11,685, respectively.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Decision on Amending the Law on the Promotion of Private Education of the PRC (the “Amended Private Education Law”), which became effective on September 1, 2017. On December 29, 2018, the Decision of the Standing Committee of the National Peoples Congress on Amending the Seven Laws of the Labor Law of the PRC was promulgated by Order No. 24 of the President of the PRC and took into effect on the same date, which made two minor adjusts to Article 26 and Article 64 of the Amended Private Education Promotion Law. Due to lack of authoritative interpretation and implementation guidance, the potential impact related to the Group not fully complying with the Amended Private Education Law or any relevant regulations cannot be reasonably estimated at the issuance of this report.  As a result, the Group did not record any liabilities pertaining to this.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21.                               COMMITMENTS AND CONTINGENCIES - continued

Contingencies - continued

The Company, three of its directors and officers, and certain underwriters for the Company’s initial public offering were named as defendants in a putative class action filed in the Superior Court of the State of California for the County of San Mateo. The complaint alleges that the Company’s registration statements contained misstatements or omissions regarding its business, operations and prospects in violation of the U.S. securities laws. Certain preliminary motion papers have been filed, but the court has not yet ruled. On September 5, 2018, this case was stayed on forum non conveniens grounds.

The Company and certain of its directors and officers were named as defendants in a putative class action filed, on November 21, 2018, in the Supreme Court of the State of New York County of Queens. The complaint alleges that the Company’s registration statements contained misstatements or omissions regarding the Company’s business and operations in violation of the U.S. securities laws.  The complaint states that the plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their purchase of the Company’s securities issued pursuant to and traceable to the Company’s initial public offering on or about September 27, 2017, and alleges violations of the U.S. securities laws. As this case remains in its preliminary stage, the likelihood of any unfavorable outcome or any estimate of the amount or range of any potential loss cannot be reasonably estimated at the present time.

As a result, the Group did not record any liabilities pertaining to these.

22.                               SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer of the Company, who reviews financial information of operating segments when making decisions about allocating resources and assessing performance of the Group. An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur costs, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s CODM. For the years ended December 31, 2016 and 2017, the Group’s CODM reviewed the financial information of the education business carried out by the Group on a consolidated basis. Therefore, the Group has one operating and reportable segment, which is the provision of educational services, prior to 2018. For the year ended December 31, 2018, the Group’s CODM changed operating segment when making decisions about allocating resources and assessing performance of the Group due to business plan and developments, and identified three operating segments, including kindergartens, play-and-learn centers and others. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

22.                               SEGMENT INFORMATION - continued

The Group’s CODM evaluates performance based on each reporting segment’s revenue, costs of revenues and gross profit. Revenues, cost of revenues and gross profits by segment are presented below. Separate financial information of operating income by segment is not available. The following financial data has been retrospectively presented to give effect to the current structure.

	Years ended December 31,
	2016	2017	2018

Net revenues:
Kindergartens	78,766	105,679	124,175
Play-and-learn centers	25,390	29,871	26,777
Others	4,357	5,253	5,546

Total net revenues	108,513	140,803	156,498

Cost of revenues:
Kindergartens	68,491	88,281	108,140
Play-and-learn centers	17,320	18,129	15,694
Others	5,805	4,867	7,030

Total cost of revenues	91,616	111,277	130,864

Gross profit
Kindergartens	10,275	17,398	16,035
Play-and-learn centers	8,070	11,742	11,083
Others	(1,448)	386	(1,484)

Total gross profit	16,897	29,526	25,634

The Group’s CODM does not review the financial position by operating segments, thus total assets by operating segment is not presented.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion.  These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends.  The Company’s subsidiaries, the VIEs, and VIEs’ subsidiaries, contributed nil and nil to the general reserve during the years ended December 31, 2017 and 2018, respectively.

PRC laws and regulations require kindergartens that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the kindergarten or procurement or upgrading of educational facility.  For kindergartens that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC.  For the Group’s kindergartens, amounts contributed to the reserve of $522 and $684 for the years ended December 31, 2017 and 2018, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Group’s PRC entities can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s PRC entities are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s PRC entities. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s PRC entities not available for distribution, were $9,828 and $12,663 as of December 31, 2017 and 2018, respectively.

RYB EDUCATION, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

24.                               SUBSEQUENT EVENTS

On September 12, 2018, the Group entered into an agreement with a third party to acquire a kindergarten in Guangdong province of China. As of December 31, 2018, the closing of acquisition was still in progress and the transaction was completed in January 2019 (see Note 12).

On February 5, 2019, the Company entered into a definitive agreement to acquire the controlling interest of Singapore education group. On March 26, 2019, the Group entered into a series of share purchase agreement to acquired 77% of Singapore education group. The acquisition in Singapore education group was completed in April 2019 (see Note 12).