Form 20-F
period 2019-12-31
RYB Education, Inc.
filed 2020-04-30
CIK 1708441

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Hao Gu, Chief Financial Officer 4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang Fengtai District, Beijing 100078 People’s Republic of China Phone: (86 10) 8767 5611 Email: guhao@rybbaby.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share	RYB	New York Stock Exchange

Class A ordinary shares, par value US$0.001 per share*

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

As of December 31, 2019, there were 29,213,801 ordinary shares issued and 27,586,346 shares outstanding, par value US$0.001 per share, being the sum of 20,637,205 Class A ordinary shares and 6,949,141 Class B ordinary shares.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report.

☐ Yes   ☒ No

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

•                  "SGD$" and "Singapore dollar" are to the legal currency of Singapore;

•                  “RYB,” “we,” “us,” “our company” and “our” are to RYB Education, Inc., our Cayman Islands holding company, and its subsidiary, its consolidated variable interest entity, the subsidiaries of the consolidated variable interest entity and the non-enterprise entities sponsored by the consolidated variable interest entity;

•                  “teaching facilities in our network” are to our directly operated or franchise kindergartens, play-and-learn centers and student care centers that are in operation, and references to our directly operated kindergartens include facilities that are in the process of obtaining the private school operation permits or registration certificates for private non-enterprise entities but contribute to our tuition fee revenues; and

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

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

ITEM 3.        KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019, and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive income data for the year ended December 31, 2016, selected consolidated balance sheet data as of December 31, 2016 and 2017 and selected consolidated cash flow data for the year ended December 31, 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	Years Ended December 31,
	2016	2017	2018	2019
	(in thousands of US$, except for share and per share data)

Selected Consolidated Comprehensive Statement of Operations Data:
Net revenues:
Services	95,936	122,869	139,216	166,183
Products	12,577	17,934	17,282	16,100
Total net revenues	108,513	140,803	156,498	182,283
Cost of revenues:
Services	85,356	101,522	121,549	147,669
Products	6,260	9,755	9,315	7,865
Total cost of revenues	91,616	111,277	130,864	155,534
Gross profit	16,897	29,526	25,634	26,749
Operating expenses:
Selling expenses	1,922	1,774	2,233	2,808
General and administrative expenses	7,424	18,418	26,428	23,775
Total operating expenses	9,346	20,192	28,661	26,583
Operating income (loss)	7,551	9,334	(3,027)	166
Income before income taxes	8,231	10,592	1,037	2,015
Less: Income tax expenses	2,155	3,812	2,459	3,541
Income (loss) before loss in equity method investments	6,076	6,780	(1,422)	(1,526)
Loss from equity method investments	(189)	(239)	(291)	(664)
Net income (loss)	5,887	6,541	(1,713)	(2,190)
Less: Net (loss) income attributable to noncontrolling interest	(618)	(574)	(93)	387
Increase(decrease) in redeemable noncontrolling interest	—	—	169	(143)
Net income (loss) attributable to RYB Education, Inc.	6,505	7,115	(1,789)	(2,434)
Net income (loss) attributable to ordinary shareholders of RYB Education, Inc.	6,505	7,115	(1,789)	(2,434)
Net income (loss) per share attributable to ordinary shareholders of RYB Education, Inc.:
Basic	0.28	0.29	(0.06)	(0.09)
Diluted	0.26	0.27	(0.06)	(0.09)
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	23,163,801	24,735,445	29,213,801	28,074,624
Diluted	24,682,525	26,566,657	29,213,801	28,074,624

	As of December 31,
	2016	2017	2018	2019
	(in thousands of US$)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	46,256	158,691	104,084	68,728
Total current assets	63,983	172,808	121,596	91,570
Total assets	104,410	229,738	243,455	336,094
Total current liabilities	80,287	97,022	108,339	125,908
Total liabilities	100,449	124,444	128,487	219,377
Total equity	3,961	105,294	113,340	107,916

	Years Ended December 31,
	2016	2017	2018	2019
	(in thousands of US$)
Selected Consolidated Cash Flow Data:
Net cash generated from operating activities	35,053	25,099	828	12,982
Net cash used in investing activities	(12,122)	(8,655)	(51,735)	(34,378)
Net cash generated from/(used in) financing activities	1,422	92,496	(756)	(13,454)
Exchange rate effect on cash and cash equivalents	(2,690)	3,666	(2,741)	(542)
Net increase/(decrease) in cash and cash equivalents and restricted cash	21,663	112,606	(54,404)	(35,392)
Cash and cash equivalents and restricted cash at beginning of year	24,965	46,628	159,234	104,830
Cash and cash equivalents and restricted cash at end of year	46,628	159,234	104,830	69,438

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business

New legislations and changes in the regulatory requirement regarding private education and preschool education in countries where we operate may materially affect our business operations and prospects.

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

The Opinions of the Central Committee of the Communist Party of China (“CPC”) and State Council on Deepening Reform and Standardized Development in Preschool Education, or Reform Opinions, issued by the Central Committee of the Communist Party of China and the State Council in November 2018 is another regulation that might cast great uncertainties on our operation. It stipulates, among others, (i) social capital is not allowed to control not-for-profit kindergartens or kindergartens that are sponsored by state-owned assets or collectively-owned assets through ways such as mergers and acquisitions, delegating operation, franchising, variable interest entities or contractual arrangements, in breach of which, the kindergartens shall not be allowed to issue additional share capital until the education department jointly with other relevant authorities have remedied such breach, and (ii) public companies are not allowed to invest in for-profit kindergartens through ways such as financing from the capital market, or acquire assets of for-profit kindergartens through ways such as issuing shares or paying cash.

The above laws and regulations bring significant uncertainties to our operation. Firstly, it is uncertain whether it would become illegal to use contractual arrangements to consolidate operation results of kindergartens under the new regulation regime. However, because (i) the Draft for Review is in draft form and of no legal effect; (ii) according to the Legislation Law of the PRC provides that laws, administrative regulations, local regulations, autonomous regulations, and separate regulations do not have retrospective effect other than special provisions; (iii) there is no provision in the Draft for Review or Reform Opinions providing that it will have retrospective force; (iv) the Article 5 of Draft for Review is silent on the legality of private schools, including kindergartens, controlled by PRC citizens through foreign-invested enterprises; and (v) our contractual arrangements have been signed before the Draft for Review or Reform Opinions promulgation our PRC legal counsel Commerce & Finance Law Offices is of the view that our contractual arrangements will continue to be legal, valid and binding on the parties so long as our contractual arrangements had been entered into on an arm’s length basis as business arrangements having regard to the principles of openness, fairness and justice, and they do not harm national interests, the interest of the schools, or the rights and interest of the teachers and the students.

Secondly, the new regulations may be deemed to cast important restriction on how we could operate and expand our kindergarten business. According to the Reform Opinions and the Draft for Review, assuming the latter were formally promulgated as in the current draft form, we would only be allowed to (a) acquire for-profit kindergartens or control them through ways such as franchising or “contractual arrangements”, or (b) expand business by organic growth, while we would not be allowed to expand our business by acquiring not-for-profit kindergartens or by controlling not-for-profit kindergartens under franchise or “contractual  arrangements”,  which may limit our ability to further expand our business in the future. As of December 31, 2019, certain of our kindergartens had been turned into not-for-profit kindergartens. Additionally, we would not be allowed to invest for-profit kindergartens with financing from capital market or to acquire assets of for-profit kindergartens through cash payments or share issuance. Our existing contractual arrangements might be also subject to the review and audit by the relevant authorities, and if the authorities are of the view that contractual arrangements would be amended, terminated or canceled, the contractual arrangements may not be executed in whole or in part. We might be also restricted from further raising capital equity financing.

In January 2019, the General Office of the State Council issued another circular that might have material impact on our operation. The Circular on Initiating the Rectification of Kindergartens Affiliated to Residential Communities in Urban Areas, or Circular on Initiating the Rectification, requires existing community-affiliated kindergartens to be handed over to local education authorities and shall be held by local education authorities as public kindergartens or turn into inclusive kindergartens by authorized social parties. It also provides that community-affiliated kindergartens shall be not-for-profit. Some of our kindergartens are community-affiliated facilities, and as of December 31, 2019, a few of which have been turned into inclusive kindergartens, further, the local education authorities may require us to turn the rest into public kindergartens held by local education authorities or inclusive kindergartens which may affect our profitability and results of operations.

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

In Singapore, the operation of kindergartens are regulated by the Early Childhood Development Centres Act, which was passed in 2017. This act set forth certain prerequisite requirements that must be met in order to obtain a license to operate a kindergarten, such as physical requirements, staffing requirements and financial requirements. The Early Childhood Development Agency, an autonomous agency formed in 2013 and hosted under the Ministry of Social and Family Development of Singapore, serves as the regulatory and developmental authority for the early childhood sector in Singapore, overseeing various aspects of children’s development, such as the setting up and licensing of kindergartens. Any change or addition to the laws and regulations imposed by authorities overseeing the preschool education sector in Singapore may have a material adverse effect on our Singapore operations, which would in turn adversely affect our financial condition and results of operations.

The growth of our business depends on the market recognition of our brand. If we are not able to maintain our reputation, enhance our brand recognition and continuously update our curriculum, our business and operating results may be materially and adversely affected.

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

Injuries, accidents, food quality incidents or other harm suffered by students or employees at the facilities we and our franchisees operate may damage our reputation and subject us to liabilities.

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

An important factor affecting our profitability is the tuition fees we charge at our directly operated teaching facilities as well as the fees that we charge our franchisees and other business partners. We are currently in the process of applying certain of our directly operated kindergartens as for-profit schools where local authorities have allowed for such application, and certain of our directly operated kindergartens have been successfully applied as for-profit schools. We also derive a portion of revenues from sales of educational merchandise. The amounts of those fees and prices we charge, except for inclusive kindergartens, are primarily determined based on the demand and popularity among children and their parents for our education services and products, the cost of our operations, the geographic markets where we operate, our competitors’ pricing levels, our pricing strategy to gain market share and the general economic conditions in China and other countries in which we operate.

In addition, our tuition cannot exceed the maximum amounts on file with the local governmental pricing authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—Interim Measures for the Management of the Collection of Private Education Fees.” Certain of our kindergartens are “inclusive kindergartens” where tuition is determined by local educational authorities. We also operate certain of our kindergartens on premises leased from government bodies as of December 31, 2019. If we are encouraged or required by relevant educational authorities to operate some of these kindergartens as “inclusive kindergartens,” our tuition fee level at these teaching facilities may become lower. There can be no assurance that we will be able to maintain or raise the tuition level and other fees that we charge at our teaching facilities in the future due to various reasons, including the failure to complete pricing filings with governmental authorities and some of our facilities being converted into inclusive kindergartens, and our business, financial position and results of operations may be materially and adversely affected in the event of our failure to maintain or steadily raise our fee levels and prices of our services and products.

Moreover, the Amended Law for Promoting Private Education sets out certain restrictions as to the use of profits earned by not-for-profit schools. We in general plan to submit applications and designate our directly operated kindergartens as for-profit schools, but there is no guarantee that our for-profit school designation applications will be approved. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—The Amendment to the Law for Promoting Private Education” for further details. As a result, we may not be able to maintain our current tuition fees and may not be able to raise any of such fees for our kindergartens at our desired rates, times and places or at all in the future under the framework of the Amended Law for Promoting Private Education.

We may not be able to obtain all necessary approvals, licenses and permits or to make all necessary registrations and filings for our educational and other services in the countries in which we operate.

In order to operate kindergartens and play-and-learn centers, we and our franchisees are required to obtain and maintain various approvals, licenses and permits and to fulfill registration and filing requirements pursuant to applicable laws and regulations in China. For instance, to establish a kindergarten, a private school operation permit from the local education bureau and registration certificate for private non-enterprise entities issued by the local civil affairs bureau will be required. In addition, private school operation permits are subject to periodic renewal and kindergartens are subject to annual inspections by the competent government authorities.

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

Moreover, we are required to obtain and maintain various approvals, licenses and permits and fulfil registration and filing requirements in order to conduct and operate education and other services in Singapore. For instance, to establish and operate a kindergarten or a student care center in Singapore, we are required to obtain a license from the Early Childhood Development Agency. To establish and operate a student care center and kindergarten in Singapore, we are required to obtain license agreement with the government. In addition, the engagement of foreign teachers in Singapore also requires approval from the Ministry of Manpower of Singapore.

While we intend to obtain, using our best efforts, all requisite permits and approvals and complete the necessary filings, renewals and registrations on a timely basis for our preschool centers, and are not aware of any impediment to our so doing nor has there been any material non-compliance in this regard, we are not able to give any assurance that we will be able to obtain all required permits and approvals in a timely manner or at all. If we fail to obtain required permits or approvals in a timely manner or obtain or renew any permits or approvals, we may be subject to fines, the suspension of our non-compliant operations or the reduction or cancellation of government subsidies granted to us, which may materially and adversely affect our business and results of operations.

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Natural disasters such as earthquakes, floods, landslides, tornados, and regional outbreaks of health epidemics or a global health pandemic, such as a novel strain of coronavirus (COVID-19), avian influenza, severe acute respiratory syndrome (SARS), Ebola or other epidemics, depending upon its severity and duration, could severely affect our business. For example, in early 2020, in connection with the heightened efforts to contain or delay the spread of COVID-19, local, regional, and national governments took a number of unprecedented public actions to limit or ban public interactions, which included extending the Chinese New Year holiday in China, quarantining individuals infected with or suspected of having COVID-19, prohibiting free travel, encouraging working remotely from home, cancelling public activities and prohibiting public aggregation, among others. The COVID-19 pandemic has resulted in temporary suspension of operation of most of our facilities as requirement by the government. In response, we have taken a series of measures, including taking preventive measures to ensure the health and safety of our students and staff at our facilities, introducing online educational content to facilitate home-based education and holding parent-teacher meetings online to proactively communicate our crisis relief plan and effectively retain students, among others. The extent to which COVID-19 impacts our financial condition and results of operations will depend on the future development of the outbreak, including the global severity and duration of the pandemic and actions taken to contain the outbreak, which are highly uncertain and unpredictable. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

Other unforeseen events and outbreaks, for example, the SARS outbreak in 2003 and influenza A (H1N1) outbreak from 2009 to 2010, adversely affected our business and results of operations as we experienced temporary closure of our facilities. Any future outbreak of avian influenza, SARS, H1N1 or other adverse public health situation in China or other countries in which we operate may have a material and adverse effect on our business operations. These occurrences could cause cancellation or deferment of student enrollment and require temporary closure of our facilities, while we could still be obligated to pay rent and other expenses for these facilities. We may also face litigation if we are found negligent in the prevention and control of these health epidemics in our facilities. Such occurrences therefore may severely disrupt our business operations and may have a material adverse effect on our business, financial condition and results of operations.

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

The early childhood education industry in China is rapidly evolving, highly fragmented and competitive, and we expect the competition in this industry to persist and intensify. We compete with public and private kindergartens, play-and-learn centers and other teaching and child-caring institutions that offer similar programs. We compete with them in many aspects, including the quality of program and curriculum offerings, service quality, tuition fee levels, competent teachers and other key personnel and facility locations and conditions. Our competitors may adopt similar or superior curricula, teacher training systems, facility conditions and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their schools and respond more quickly than we can to the changes in student demand or market needs. In particular, the PRC public education system continues to improve in terms of resources and teaching quality, and government funding subsidies enable public kindergartens to offer services at competitive price levels, which leads to increased competition for us. As such, we may have to reduce tuition fees or increase capital expenditure in response to competition in order to retain or attract students or pursue new market opportunities. Moreover, we face intense competition in the early childhood education industry in Singapore. If we are unable to successfully compete for students, maintain or increase our tuition fee level, attract and retain competent teachers or other key personnel, enhance the quality of our educational services or control competition costs, our business and results of operations may be materially and adversely affected.

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

Direct operation of kindergartens has long been a driver of our growth. In 2019, revenues generated from our business of directly operated kindergartens represented a significant portion of our total revenues. We plan to mainly operate for-profit kindergartens and seek growth opportunities by continuing to open new kindergartens under our direct operation in the future, but uncertainties and risks exist with this strategy.

It is oftentimes difficult to locate desired premises for kindergartens. Generally, kindergartens should not be built close to railways, highways, airports and main traffic artery. In addition, a kindergarten is not allowed to be located in a high-rise building and is required to have its independent entrance and courtyard. Kindergartens also need to be within easy access from large residential communities. These conditions make it difficult to locate desired premises for the development of kindergartens. Additionally, a relatively large amount of capital expenditure is required when launching a new kindergarten. When we launch a new directly operated kindergarten, the preparation period between handover of the leased property from the landlord to us and the facility opening typically lasts six to ten months, and no revenue can be generated during this period. In addition, in a typical case, it takes a kindergarten about another three to four years of operation to ramp up student enrollment to near its capacity.

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

Our license agreements with TMC will expire in 2025, our cooperation with Scholastic and Erikson Institution will end in 2021 and 2022, respectively. In the event any of the license agreements are terminated or failed to be renewed upon expiration or earlier, we may not be able to find suitable educational content providers to continue to offer international courses appealing to our students. We may also encounter disputes with those partners from time to time. Should this occur, students attracted to our teaching facilities because of these courses may cease to enroll, and our business, results of operations, prospects and reputation may be materially and adversely affected.

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

We derived a large portion of our total net revenues for the fiscal year ended December 31, 2019 from our operations in Beijing, and we expect our operations there to continue to contribute an important portion of our revenues. If there occurs an event in Beijing that negatively affects private education or if Beijing adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

Our facilities have capacity constraints; if our expansion cannot keep up with the increased market demands, we might not be able to grow student enrollment efficiently or we might lose potential students to our competitors.

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

Changes to the level of kindergarten subsidies granted by governments may affect our ability to attract or retain students.

All parents with a child of Singaporean citizenship and enrolled in a kindergarten licensed by the Early Childhood Development Agency will receive a basic subsidy from the government of Singapore. The amount will depend on the main applicant’s working status and the program type that the child is enrolled in. In addition, all parents with a child of Singaporean citizenship that enrolled in a student care center registered with Ministry of Social and Family Development of Singapore will receive subsidy from the government of Singapore depending on their household income level and working status of the parents.

Any reduction in the level of subsidies granted by the government may cause parents to be attracted to more affordable programs that our competitors may offer, which may have a material adverse effect on our business, financial condition and results of operations.

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

We have limited liability insurance coverage for our students and their parents in our facilities. A successful liability claim against us due to injuries suffered by our students or other people on our premises could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause adverse publicity to us and require substantial cost to defend and divert the time and attention of our management. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Injuries, accidents, food quality incidents or other harm suffered by students or employees at the facilities we and our franchisees operate may damage our reputation and subject us to liabilities. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter, and in turn result in volatility in and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, primarily due to seasonal changes in student enrolments. The number of students at our facilities is typically the lowest at the start of each calendar year, due to the graduation of kindergarten students at the end of the preceding year, before gradually being replaced over the course of the year by new enrolments. As our revenue is directly affected by the headcount of students at our facilities, such seasonal fluctuations in student enrolments generally give rise to a corresponding seasonal fluctuation in our revenue over the course of a year. We expect fluctuations in our revenue and results of operations to continue. These fluctuations could adversely affect our business, financial condition and results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. For example, the COVID-19 pandemic has caused significant downward pressure for the global economy, and many major economies have lowered their expected growth rate for 2020. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, investor confidence and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures—Management’s Report on Internal Control over Financial Reporting.” In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

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

Foreign investment in the education industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the List of Special Management Measures for the Market Entry of Foreign Investment  issued jointly by the NDRC and the MOFCOM on June 30, 2019 and became effective on July 30, 2019(the “Negative List”), the provision of preschool education in the PRC is under the category of “restricted industries” for foreign investors. Foreign investments in preschool education is restricted to cooperation with PRC domestic parties who are required to play a dominant role in the cooperation. In addition, the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education issued by the MOE on June 18, 2012 also stipulates that the foreign portion of the total investment in a Sino-foreign joint venture kindergarten is restricted to less than 50%. In terms of the identity of the foreign investors, according to the Regulation on Operating Sino-foreign Schools of the PRC, or the Sino-foreign Schools Regulation, which was promulgated by the State Council on March 1, 2003, became effective on September 1, 2003 and amended on July 18, 2013, and its implementation measures, foreign investors in kindergartens must be foreign education institutions with relevant qualifications and experience. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment in the PRC” in this annual report for further details.

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

On March 15, 2019, the Foreign Investment Law was formally passed by the 13th National People’s Congress and became effective on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC.

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain and maintain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions or prohibitions in China. The Foreign Investment Law stipulates four forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. Since contractual arrangements are not specified as foreign investment under the Foreign Investment Law, and if the future laws, administrative regulations or provisions prescribed by the State Council do not incorporate contractual arrangements as a form of foreign investment and the operation of preschool education is still in the Negative List, our contractual arrangements as a whole and each of the agreements comprising the contractual arrangements will not be affected and will continue to be legal, valid and binding on the parties. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment, or if the our contractual arrangements are in violation of any further PRC laws and regulations, as a result, we may not be able to operate our kindergartens through the contractual arrangements and we would lose our rights to receive the economic benefits of our kindergartens and our VIE. Therefore, the financial results of our kindergartens and our VIE would no longer be consolidated into our Group’s financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. An investment loss would be recognized as a result of such derecognition.

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

We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to operate kindergarten education services in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE and the VIE’s subsidiaries or kindergartens sponsored by our VIE constituted the vast majority of our net revenues in 2019.

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

The majority of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our financial condition and results of operations.

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiary, our VIE and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary as a foreign invested enterprise, or FIE, is also required to further set aside a portion of its after-tax profit to fund an employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. Upon inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular the PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

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

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

The trading price of our ADSs ranged from US$5.45 to US$9.46 per ADS in 2019. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. Ascendent Rainbow (Cayman) Limited holds 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares, representing approximately 31.0% of total outstanding ordinary shares.ursuant to a Registration Rights Agreement we entered into with Ascendent Rainbow (Cayman) Limited in September 2017, we agreed to provide Ascendent Rainbow (Cayman) Limited with certain registration rights in respect of our ordinary shares held by them, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market, the prevailing market price for our ADSs could be adversely affected. Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share shall entitle the holder thereof to one vote, and each Class B ordinary share shall entitle the holder thereof to ten (10) votes. Our ADSs represent Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a shareholder thereof to any person or entity which is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the registered shareholder of such share, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Further, each Class B ordinary share shall automatically be re-designated into one Class A ordinary share, if at any time Mr. Chimin Cao, Ms. Yanlai Shi and their respective affiliates collectively hold less than five percent (5%) of the issued and outstanding ordinary shares in the capital of the Company, and no Class B ordinary shares shall be issued by the Company thereafter.

As of March 31, 2020, Mr. Cao, Ms. Shi and Ascendent Rainbow (Cayman) Limited collectively beneficially own an aggregate of approximately 67.6% of our total issued and outstanding ordinary shares and 90.2% of the voting power of our issued and outstanding shares.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (apart from our memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs or withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote at such meeting. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. The deposit agreement provides that if the depositary does not timely receive voting instructions from the ADS holders and if voting is by poll, then such holder shall be deemed, and the depositary shall deem such ADSs holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the underlying Class A ordinary shares represented by ADSs, with certain limited exceptions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

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

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our income and assets and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. Recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of the ADSs may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In April 2019, we acquired a Singapore-based private education group for a total consideration of RMB146.2 million.

Our principal executive offices are located at 4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China. Our telephone number at this address is +86 10-8767 5611. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.                                    Business Overview

We provide kindergarten services, play-and-learn center services, student care services, as well as at-home education products and services through our VIE, its subsidiaries and sponsored kindergartens. Outside of our network, we license our separately developed courses, sell educational products and also provide kindergarten operation solutions, training and other advisory services.

Our Early Childhood Education Network and Alliance

We directly operate and franchise play-and-learn centers, kindergartens and student care centers across the country and abroad. In addition, we also license separately developed kindergarten courses, and offer operational solutions, training and other advisory services through other business partners, to kindergartens outside of our network.

Kindergartens

Our kindergartens serve 2-6-year-old children. Each kindergarten normally houses classrooms, playgrounds and multi-function rooms that can serve as music classrooms, conference rooms and indoor activity areas. A typical kindergarten in our network occupies approximately 2,500 square meters of land with approximately 3,000 square meters of indoor floor area.

When we launch a new directly operated kindergarten, the preparation period between handover of the leased property from the landlord to us and the facility opening typically lasts six to ten months. In a typical case, it takes a kindergarten another three to four years of operation to ramp up student enrollment to near its capacity. For such reason, we refer to a kindergarten with over four years of operating history as a mature kindergarten.

As of December 31, 2019, we had 100 directly operated and 250 franchise kindergartens in operation in 29 provinces and municipalities in China. Total student enrollment and total teaching staff at our directly operated kindergartens in China was 25,808 and 3,481 as of December 31, 2019, respectively.

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

The majority of our kindergartens are operated under the “RYB (  )” brand. They teach our core “RYB” curricula, with some variations in feature course offerings tailored to local needs, and most of them also teach Scholastic Early-age English. The tuition fees of our kindergartens vary across our network, mostly in accordance with the spending power of local communities.

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

We operate a small number of facilities directly as flagship models and have expanded our network primarily with franchise play-and-learn centers. As of December 31, 2019, there were a total of 6 directly-operated and 1,152 franchise play-and-learn centers in operation in our network.

We consider similar factors when selecting sites for play-and-learn centers as for our kindergartens. With more flexibility in class schedule and course fee arrangement, play-and-learn centers generally can cover a wider geographic area and attract families at different income levels, as compared to kindergartens.

Singapore operations

In April 2019, we acquired a Singapore-based private education group, which has contributed to our existing educational offerings by expanding our directly operated facility network and diversifying our operations geographically. The Singapore operations have the potential to create synergy with our existing operations in additional and integrated early childhood education content and products.

Our Singapore operations offer kindergarten services and student care services, and deliver quality and innovative education contents to students in Singapore and other countries.

As of December 31, 2019, we had 18 directly operated and 4 franchised kindergartens, and 26 directly operated and 4 franchised student care centers in operation in Singapore. Total student enrollment and total teaching staff at the directly operated kindergartens and directly operated student care centers in Singapore was 4,998 and 539 as of December 31, 2019, respectively.

Our kindergartens in Singapore are operated under several brands which help address the needs of various customer segments. Differentiated curriculum has been separately developed for each brand, which incorporates pedagogies such as Reggio Emilia approach, Habits of Mind and Multiple Intelligences. The tuition fees of our kindergartens in Singapore differ across brands.

Our student care centers in Singapore are operated to provide students with academic enrichment sessions, homework guidance and other services. Most of the student care services are school-based.

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

We strive to maintain high service quality consistently at our franchise facilities. The layout and interior design of each facility is determined by our headquarters in order to ensure a safe teaching and playing environment.

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

Services at our directly operated facilities

We offer high-quality preschool education to 2-6-year-old children at our directly operated kindergartens, including our mandatory core curricula and feature courses. We also offer after-school academic enrichment, homework guidance, and other educational content and services at our student care centers in Singapore. Tuition fees at our directly operated facilities are charged by month of enrollment.

We also hire bilingual teachers and, in some premium classes, foreign teachers, to teach classes in English at some of our kindergartens to cater to the growing demand in China to develop children’s foreign language skills at early ages.

In play-and-learn centers, our curriculum aims to encourage interactions between 0-6-year-old children and their family members, promote physical, intellectual and emotional development of the children, and prepare these children for their entry into kindergartens or primary schools. Courses offered at play-and-learn centers include play and explore, talent talk shows, The Music Class, intelligence cultivation, as well as transition to kindergartens and primary schools. Play-and-learn centers charge students by sessions attended. Parents purchase prepaid cards for classes, with credit typically ranging from 24 sessions to 240 sessions in most play-and-learn centers. Each session typically lasts forty to fifty minutes. Those pre-paid session cards normally have set expiration dates. For example, a 96-session prepaid card generally has a term of two years, and any unused sessions will expire at the end of the two-year term. The per-session price varies across the country for prepaid cards with different number of sessions, ranging typically from approximately RMB100 to approximately RMB500.

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

As of December 31, 2019, we had a total of 1,402 franchise facilities in China and 8 in Singapore. We believe our franchise business model not only helps franchisees achieve personal success, but also increasingly adds value to our own business and reputation.

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

Our Curriculum and R&D Capability

Our curriculum

Our kindergarten curriculum in China consists of our self-developed Multi-Dimension Education Courses, which cover the six principal fields of early childhood education, preparation for entry into kindergartens and primary schools, Scholastic Early-age English, and certain feature courses. We also offer another set of courses tailored for our play-and-learn centers.

The course packages for the Hong Shan Enable Alliance are specially tailored to be unique while being inclusive and affordable. While these for-license courses are built upon the core methodologies used in the course materials taught at RYB-branded kindergartens, they are designed to be easy to use at a lower cost.

Our kindergarten curriculum in Singapore are self-developed and incorporates leading pedagogies such as Reggio Emilia approach, Habits of Mind and Multiple Intelligences. We offer differentiated curriculum for different brands.

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

As of December 31, 2019, our dedicated content development team consisted of 48 members. Over 81% of them held bachelor’s degrees or above, approximately 54% of them graduated with education-related majors, and they have an average of over 10 years’ experience in early childhood education. Many of our teaching staff and facility principals also actively participate in our daily content development activities.

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

As of December 31, 2019, we employed a total of 4,069 teaching staff in our directly operated facilities, almost all of whom had received professional training from colleges or other institutions in the areas of pedagogy, arts and language before joining us. Before joining us, a number of our teachers have gone through RYB co-sponsored programs with selected teachers’ colleges where they studied. Through these co-sponsored programs, we provide these candidates with an early exposure to our culture and teaching philosophy.

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

Information Technology

Our technology platform supports the delivery of high-quality educational content to all teaching facilities in our network, and also helps to reduce our operating costs and empower future growth. We currently use a combination of commercially available and custom developed software and hardware systems. Our technology platform consists of our facility management system, franchisee management system, digital white board course management system, and other platforms.

We have developed various mobile applications, including Zhu Dou Parenting, where users can purchase at-home educational content, books and educational toys; Qingtian Youpin, an e-commerce platform for high-quality maternity and children’s products; and mobile app for kindergartens and play-and-learn centers that keeps parents updated on facility news, course progress updates and updates for their children. We have also created service account and public account on WeChat to enhance the communications between parents and our directly operated kindergartens and to increase our cross-selling efforts.

One of our ongoing primary objectives is to maintain reliable systems. We have implemented performance monitoring for all key systems to enable us to respond quickly to potential problems. Our websites are hosted at cloud servers maintained by a reputable cloud computing service provider.

In addition to continuous development and improvement of our technology infrastructure, we have also upgraded certain technology equipment to enhance the security of our facilities. For example, we have installed CCTV monitoring system in all of our directly operated kindergartens in PRC.

Intellectual Property

Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our course offerings and services from infringement, and contribute to our competitive advantages. As of March 31, 2020, our intellectual property rights include the following:

•                  487 trademark registrations for our brand and logo in China, among them RYB Kindergarten (  ) and RYB Play-and-learn Center (  ) have been recognized as “well-known trademarks (  )” by the Trademark Review and Adjudication Board of the State Administration for Industry and Commerce in China;

•                  879 copyrights for content that we developed in-house;

•                  80 domain names; and

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

Our teachers, however, may not follow our safety manual and standards at all times, and any misbehavior by our teachers may cause harm to children in our teaching facilities. For example, the 2017 Incident caused harm to our students, and the ensuing negative publicity associated with it directly affected our operation results. As a result of the 2017 Incident, some parents lost confidence in our services, and utilization of the kindergarten involved in the 2017 Incident was directly and negatively impacted, and some franchisees requested to terminate their franchise relationships with us. Subsequent to this event, we established a special task force under the leadership of our independent directors to conduct a thorough self-inspection across our teaching facilities. We have taken steps to implement more stringent teacher recruitment requirements, by, among other things, improving teacher training, raising teacher compensation, and more closely monitoring and providing support to our staff. We have also taken measures to improve the security monitoring and management system of our teaching facilities. All of our directly operated kindergartens in PRC are now equipped with CCTV monitoring systems. We have also invited parents to participate in open classes and other efforts aimed at making our facilities safer and more transparent.

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

Regulations Relating to Foreign Investment in the PRC

The Foreign Investment Law

On March 15, 2019, the Foreign Investment Law was formally passed by the 13th National People’s Congress and it has taken effect on January 1, 2020. The Foreign Investment Law is the fundamental law for foreign investment in PRC, which replaces the Law on Sino-Foreign Equity joint ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises as the general law applicable for the foreign investment within the PRC.

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

On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020 and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law , Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law , the Regulations on Implementing the Wholly Foreign-Owned Enterprise Law and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law.

Catalogue of Industries for Encouraging Foreign Investment (2019 Edition) and Special Administrative Measures for Access of Foreign Investment (Negative List) (2019)

Under the Catalogue of Industries for Encouraging Foreign Investment (2019 Edition), or the Foreign Investment Catalogue, which was promulgated by the NDRC and the MOFCOM on June 30, 2019 and became effective on July 30, 2019, foreign-invested industries are classified into two categories, namely (i) those included on the Catalogue of Industries for Encouraging Foreign Investment and (ii) those included on the Catalogue of Priority Industries for Foreign Investment in Central and Western China.

The Negative List further reduced restrictions on the foreign investment. After the implementation of the Foreign Investment Catalogue and the Negative List, the Catalogue for the Guidance of Foreign Investment Industries (2017 Revision) and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Version) were repealed simultaneously.

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

The Amendment to the Law for Promoting Private Education

On November 7, 2016, the Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC was promulgated by Order No. 55 of the President of the PRC, or the Amended Law for Promoting Private Education, which became effective on September 1, 2017. On 29 December 2018, the Decision of the Standing Committee of the National People’s Congress on Amending the Seven Laws of the Labor Law of the PRC was promulgated by Order No. 24 of the President of the PRC and took into effect on the same date, which made two minor adjusts to Article 26 and Article 64 of the Amended Private Education Promotion Law.

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

Circular on Initiating the Rectification of Kindergartens Affiliated to Residential Communities in Urban Areas

On January 9, 2019, the General Office of the State Council issued the Circular on Initiating the Rectification of Kindergartens Affiliated to Residential Communities in Urban Areas, or Circular on Initiating the Rectification, according to which the completed community-affiliated kindergartens should be handed over to the local education authorities. Those which are not handed over to the local education authorities should complete this procedure within a limited time, and those are used for other purposes shall be taken back by the local education authorities. After the existing community-affiliated kindergartens been handed over to local education authorities, they shall be held by local education authorities as public kindergartens or turn into inclusive kindergartens operated by authorized social parties. The community-affiliated kindergartens shall be not-for-profit.

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

Regulations on Safety and Health Protection of Schools

Pursuant to the Food Safety Law of the PRC, which was amended on December 29, 2018 and became effective on December 29, 2018, collective canteens of schools and kindergartens shall obtain licenses in accordance with law and strictly abide by all laws, regulations and food safety standards. Schools and kindergartens should only order meals from off-site providers that have obtained the relevant food production licenses and should conduct regular inspections of the meals provided.

In accordance with the Regulation on the Management of Food Safety and Nutritional Health in Schools, which was promulgated on February 20, 2019, became effective on April 1, 2019, school (including kindergartens) concentrated dining should follow the principle of prevention first, full process monitoring, territorial management, school implementation. Schools (including kindergartens) should regard the food safety as an important part of school safety work, establish and implement relevant food safety management systems and work requirements, and organize regular inspections of food safety hazards. Kindergartens should establish a centralized meal catering system, and equipped with full-time(part-time) food safety managers and nutrition and health managers.

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

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, Internet information services, also called Internet content services, or ICP services, are deemed to be a type of value-added telecommunications services. On December 28, 2015, the MIIT published a revised Catalog of Classification of Telecommunication Business, or the 2015 MIIT Catalog, which took effect on March 1, 2016, and was amended on June 6, 2019. According to the 2015 MIIT Catalog, Internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continue to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000 and amended on January 8, 2011, set forth more specific rules on the provision of ICP services. According to the ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial Internet content services within the PRC; when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through Internet for profit making purposes.

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

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law took effect on January 1, 2008 and amended on February 24, 2017 and amended on December 29, 2018. . The PRC Enterprise Income Tax Law applies a uniform 25 percent enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10 percent if the PRC tax authorities determine that the foreign investor is a Non-resident Enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

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

On 23 March 2016, the MOF and the SAT jointly issued the Circular of Full Implementation of Business Tax to Value-added Tax Reform, which confirms that business tax will be completely replaced by the VAT from 1 May 2016.

Pursuant to Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates issued by the MOF and SAT on 4 April 2018 and effective on 1 May 2018, the applicable VAT for VAT-taxable sales activities or imported goods are adjusted respectively from 17% and 11% to 16% and 10%.

In accordance with Ministry of Finance, General Administration of Taxation, General Administration of Customs Announcement No. 39 of 2019, the applicable VAT for VAT-taxable sales activities or imported goods are adjusted respectively from 16% to 13% since April 1, 2019.

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

(2)         Beijing RYB, directly or through its subsidiaries, is the sole sponsor of 91 out of 118 of our directly operated kindergartens. In addition to these 91 kindergartens, we also had 9 directly operated kindergartens in China and 18 directly operated kindergartens in Singapore as of December 31, 2019, all of which are sponsored or controlled by Precious Companion Group Limited or its subsidiaries.

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

Agreement that allows us to receive economic benefits from Beijing RYB

Exclusive Consultation and Service Agreement.  Pursuant to the amended and restated Exclusive Consultation and Service Agreement among RYB Technology, Beijing RYB and the 29 aforementioned shareholders of Beijing RYB, RYB Technology or its designated person has the exclusive right to provide Beijing RYB with education-related services and consulting and other services. Without RYB Technology’s prior written consent, Beijing RYB may not accept any services subject to this agreement from any third party. RYB Technology has the right to determine the service fee to be charged to Beijing RYB under this agreement by considering, among other things, the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. RYB Technology will have the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. Beijing RYB also granted RYB Technology an irrevocable and exclusive right to purchase part or all of Beijing RYB’s assets at the lowest price permitted by the PRC laws. To guarantee Beijing RYB’s performance of this agreement, upon request from RYB Technology, Beijing RYB shall pledge or mortgage part or all of its accounts receivable and part or all of its assets to RYB Technology. Unless RYB Technology terminates this agreement in advance, this agreement will remain effective for ten years. Upon request by RYB Technology, parties to this agreement shall extend the term of this agreement prior to its expiration. Other parties to this agreement may not terminate this agreement unilaterally. Certain kindergartens that elected not-for-profit status, pursuant to the Law on the Promotion of Private Education as disclosed in Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC— The Amendment to the Law for Promoting Private Education, are not within the scope of this agreement. Those kindergartens engage Beijing RYB and its subsidiaries as their exclusive operational consultants through a separate set of exclusive consultation and service arrangements. The terms are substantially similar to the aforementioned agreement between Beijing RYB and RYB Technology.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our early childhood education business do not comply with PRC government restrictions on foreign investment in education businesses, the operation of kindergartens, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government decides that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our contracts or other interests in those operations” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.                                    Property, Plant and Equipment

As of December 31, 2019, we leased office space and facilities for our directly operated teaching facilities in China and Singapore with an aggregate gross floor area of approximately 377,673 square meters. Our leases have terms of 1 to 20 years. The areas of our leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as-is basis. A majority of our directly operated kindergartens are located on leased premises designated for educational use.

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

A.                                    Operating Results

Major Factors Affecting Our Results of Operations

Our business and operating results are affected by factors affecting China and Singapore’s early childhood education industry generally. We have benefited from the rapid economic growth, significant urbanization and higher per capita disposable income of urban households in China, which has allowed many Chinese parents to spend more on their children’s education. Similarly, given the stable economic growth, adequate government support, and steadfast family spending on education in Singapore, we see our Singapore operations as a solid step forward in dedicating our continuous efforts in improving and expanding our educational offerings globally.

Fluctuations in birth rate of China and Singapore may have some impact on our student enrollment. A higher birth rate could increase our potential customer base, while declining birth rates could hint at a shrunken potential customer base.

At the same time, our results are subject to changes in the education industry regulatory regimes in China and Singapore. The PRC and the government of Singapore regulates various aspects of our business and operations, including the qualification and licensing requirements for entities that provide education services, standards for the operations of teaching facilities and foreign investments in the education industry.

As with other education service providers, our quarterly business and operating results are affected by seasonality. Due to the winter holidays and summer vacation, we typically have lower net revenues in the first and third calendar quarters.

While our business is influenced by factors affecting the early childhood education in China and Singapore generally, we believe our results of operations are more directly affected by company-specific factors, including the following major factors.

Size of Our Network and Student Enrollment

Our revenue growth is primarily driven by the expansion of our network in terms of the number of our directly operated facilities, student enrollment at those facilities and the number of franchise facilities. We derive a large portion of our revenues from tuition fees, which are primarily driven by student enrollment at our directly operated facilities. With respect to our franchise facilities, our revenues from initial franchise fees are mainly affected by the number of new franchisees, while revenues from recurring franchise fees are primarily driven by the total number of franchisees. As our network and student enrollment grow in size, we are also generally able to sell more education-related products through our network. In addition, we believe that our large scale strengthens our brand, which in turn boosts further growth.

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

We have achieved steady growth in recent years. Our directly operated facilities increased from 85 as of December 31, 2017 to 101 as of December 31, 2018, and 144 as of December 31, 2019, including 44 in Singapore as of December 31, 2019. We had 21,684, 23,627 and 30,806 students enrolled at our directly operated facilities as of December 31, 2017, 2018, and 2019, respectively, including 4,998 in Singapore as of December 31, 2019. The number of our franchise kindergartens and student care centers increased from 210 as of December 31, 2017 to 247 as of December 31, 2018, and further to 258 as of December 31, 2019, including 8 in Singapore as of December 31, 2019. The total number of our directly operated and franchise play-and-learn centers increased from 953 as of December 31, 2017 to 1,102 as of December 31, 2018, and further to 1,158 as of December 31, 2019. We expect the size of our network and our student enrollment to continue to grow steadily.

Ability to Increase Tuition Fees

The level of tuition fees we charge at our directly operated kindergartens and student care centers affects our profitability. We aim to charge tuition fees commensurate with the quality and level of our education services while considering the general income level of the relevant neighborhood and the popularity of our facilities where we have discretion. We seek to gradually increase our tuition fee level without compromising our student enrollment. After years of development, we are generally able to charge higher fees with our mature facilities within our network than when they were in their initial ramp-up period. Due to economic disparity across different regions in China and Singapore, the geographical mix of our directly operated facilities can also affect our overall tuition fee level. Our tuition fees cannot exceed the maximum amounts on file with the local governmental pricing authorities.

We may elect to qualify our kindergartens within PRC as either for-profit or not-for-profit private schools under the framework of the Amended Law for Promoting Private Education. According to the Amended Law for Promoting Private Education, for-profit private schools have the discretion to determine the amount of their tuition fees without the need for governmental approval while fee levels at not-for-profit private schools will remain subject to approval. Those two types of private schools will also have different tax treatments. Due to uncertainties regarding the local implementation measures of the Amended Law for Promoting Private Education across China, we plan to analyze and determine whether to qualify all or part of our directly operated kindergartens as for-profit kindergartens. Furthermore, as certain of our kindergartens were established in the form of “inclusive kindergartens,” where tuitions are determined by local educational regulators for public interest needs, it is not clear whether such inclusive kindergartens will be eligible for for-profit treatment. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—The Amendment to the Law for Promoting Private Education.”

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

Many of the rules regulating the preschool education industry are issued by the central government in the form of high-level opinion or guidance document. To ensure legal compliance, however, we have to interpret the opinion and guidance documents in the most stringent ways the government authorities may interpret and enforce, which may require us to expend significant resources to adjust our business operations, thus affecting our operating results. For risk relating to the challenging regulatory environment, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—New Legislations and changes in the PRC regulatory requirement regarding private education and preschool education in countries where we operate may materially affect our business operations and prospects.”

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

Impact of COVID-19 On Our Operations

The majority of our net revenues are derived from tuition fees from kindergartens, student care centers and play-and-learn centers. Our results of operations and financial conditions in 2020 will be affected by the COVID-19 pandemic. The extent to which COVID-19 impacts our results of operations will depend on the future development of the outbreak, including the global severity and duration of the pandemic and actions taken to contain the outbreak, which remain highly uncertain and unpredictable as of the date of this annual report. Our results of operations will also be affected to the extent that the outbreak harm the Chinese economy in general.

In connection with the heightened efforts to contain or delay the spread of COVID-19, the local, regional, and national governments took a number of unprecedented public actions to limit or ban public interactions, which included extending the Chinese New Year holiday in China, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging working remotely from home, cancelling public activities and prohibiting public aggregation, among others. The COVID-19 pandemic has resulted in temporary suspension of operation of most of our facilities as requirement by the government. In response, we have taken a series of measures, including taking preventive measures to ensure the health and safety of our students and staff at our facilities, introducing online educational content to facilitate home-based education and holding parent-teacher meetings online to proactively communicate our crisis relief plan and effectively retain students, among others. Despite these efforts, the impact of COVID-19 pandemic may likely adversely affect our financial condition and results of operations.

Key Components of Results of Operations

Net Revenues

Our net revenues include tuition fees generated from kindergarten services, student care services and play-and-learn center services, franchising fees, sale of educational merchandise, royalty fees and training and other services. We provide private kindergarten services, student care services and play-and-learn center services to students and charge tuition fees. We recorded US$100.7 million, US$117.1 million and US$147.4 million in tuition fees from our directly operated facilities in 2017, 2018 and 2019, respectively. Tuition fees are collected in advance and are initially recorded as deferred revenue and recognized ratably over the course of the programs.

We generate franchise fees through the provision of initial setup services as well as ongoing franchisee support services. At the start of each franchise relationship, we charge the franchisee a one-time initial franchise fee, the first-year annual franchise fee and the initial merchandise fee. During the term of the franchise, we charge each franchisee recurring annual franchise fees for the use of our brand and core course materials and one advice session per year. We recorded US$13.5 million, US$14.4 million and US$12.3 million in franchise fees in 2017, 2018 and 2019, respectively.

We generate training and other services revenues through provision of services such as training to our franchisees and their teaching staff, as well as other services. We recorded US$7.7 million, US$7.2 million and US$6.2 million from training and other services provided to franchise business in 2017, 2018 and 2019, respectively.

We generate royalty fees through course licensing and provision of educational merchandise, kindergarten operational services, training and other advisory services through other business partners to the kindergartners beyond our directly operated and franchised kindergartens. We recorded US$0.9 million, US$0.6 million and US$0.3 million in royalty fees in 2017, 2018 and 2019, respectively.

We generate educational merchandise revenue through the sale of educational merchandise, including educational toys, teaching aids, textbooks and other goods, to our franchisees for them to further distribute and also directly to a vast market of families. We recorded US$17.9 million, US$17.3 million and US$16.1 million from the sale of educational merchandise to our franchisees and end-users in 2017, 2018 and 2019, respectively.

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Services:
Tuition fees from kindergartens, student care centers and play-and-learn centers	100,745	71.6%	117, 080	74.8%	147,417	80.9%
Franchise fees	13,537	9.6%	14,365	9.2%	12,269	6.7%
Training and other services	7,703	5.5%	7,161	4.6%	6,156	3.4%
Royalty fees	884	0.6%	610	0.4%	341	0.2%
	122,869	87.3%	139,216	89.0%	166,183	91.2%
Products:
Sale of educational merchandise	17,934	12.7%	17,282	11.0%	16,100	8.8%
Total net revenues	140,803	100%	156,498	100%	182,283	100%

Cost of Revenues

Our cost of revenues related to tuition fees from our directly operated facilities consists primarily of all costs and expenses in the operation of all of our directly operated facilities. Such costs and expenses primarily include (i) compensation to facility staff, (ii) facility rental cost, (iii) food and supplies cost, (iv) all other costs and expenses incurred to run and maintain our facilities and (v) depreciation and amortization. Compensation to our facility staff consists of base salaries, performance-based bonuses and share-based and other compensation to them. Facility staff mainly includes principals and other managers of our teaching facilities, teachers, nursery aides and administrative staff. Most of our facility staff are our own employees. We normally assign two teachers and one nursery aide to each kindergarten class. Our food and supplies cost represents the cost of the raw ingredients for the meals and cost of raw materials for the educational products we provide at our directly operated teaching facilities. We expect our facility staff cost and ingredient and raw material cost to be in line with the size of our business. We expect the amount of our facility rental cost to continue to increase as we grow. Our depreciation and amortization cost relates to the depreciation charges of the furniture, fixtures and equipment used in rendering teaching services, the leasehold improvement for our teaching facilities, and amortization charges of the acquired intangible assets. As we further expand our directly operated facilities network, we expect such cost to increase in absolute amounts.

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

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling expenses	1,774	1.3%	2,233	1.4%	2,808	1.5%
General and administrative expenses	18,418	13.0%	26,428	16.9%	23,775	13.1%
Total operating expenses	20,192	14.3%	28,661	18.3%	26,583	14.6%

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

	Year Ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Net Revenues
Services
Tuition fees from kindergartens, student care centers and play-and-learn centers	100,745	71.6%	117, 080	74.8%	147,417	80.9%
Franchise fees	13,537	9.6%	14,365	9.2%	12,269	6.7%
Training and other services	7,703	5.5%	7,161	4.6%	6,156	3.4%
Royalty fees	884	0.6%	610	0.4%	341	0.2%
Products
Sale of education merchandise	17,934	12.7%	17,282	11.0%	16,100	8.8%
Total net revenues	140,803	100.0%	156,498	100.0%	182,283	100.0%
Cost of revenues
Services	101,522	72.1%	121,549	77.6%	147,669	81.0%
Products	9,755	6.9%	9,315	6.0%	7,865	4.3%
Total cost of revenues	111,277	79.0%	130,864	83.6%	155,534	85.3%
Gross profit	29,526	21.0%	25,634	16.4%	26,749	14.7%
Operating expenses
Selling expenses	1,774	1.3%	2,233	1.4%	2,808	1.5%
General and administrative expenses	18,418	13.0%	26,428	16.9%	23,775	13.1%
Total operating expenses	20,192	14.3%	28,661	18.3%	26,583	14.6%
Operating income (loss)	9,334	6.6%	(3,027)	(1.9)%	166	0.1%
Interest income	563	0.4%	2,147	1.4%	858	0.5%
Government subsidy income	863	0.6%	683	0.4%	499	0.3%
(Loss) gain on disposal of subsidiaries	(168)	(0.1)%	1,234	0.8%	492	0.3%
Income before income taxes	10,592	7.5%	1,037	0.7%	2,015	1.1%
Income tax expenses	3,812	2.7%	2,459	1.6%	3,541	1.9%
Income (loss) before loss in equity method investments	6,780	4.8%	(1,422)	(0.9)%	(1,526)	(0.8)%
Loss from equity method investments	(239)	(0.2)%	(291)	(0.2)%	(664)	(0.4)%
Net income (loss)	6,541	4.6%	(1,713)	(1.1)%	(2,190)	(1.2)%

The following table lists our net revenue and cost of revenues by reportable segment for the periods indicated, and financial data has been retrospectively presented to give effect to the current structure.

	Years Ended December 31,
	2017	2018	2019
	(in thousands of US$)
Net revenues
PRC Kindergartens	105,679	124,175	131,427
PRC Play-and-learn centers	29,871	26,777	24,901
Singapore kindergartens, student care centers and others	—	—	19,073
Others	5,253	5,546	6,882
Total net revenues	140,803	156,498	182,283
Cost of revenues
PRC Kindergartens	88,281	108,140	113,315
PRC Play-and-learn centers	18,129	15,694	14,269
Singapore kindergartens, student care centers and others	—	—	16,200
Others	4,867	7,030	11,750
Total cost of revenues	111,277	130,864	155,534
Gross profit
PRC Kindergartens	17,398	16,035	18,112
PRC Play-and-learn centers	11,742	11,083	10,632
Singapore kindergartens, student care centers and others	—	—	2,873
Others	386	(1,484)	(4,868)
Total gross profit	29,526	25,634	26,749

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues increased by 16.5% from US$156.5 million in 2018 to US$182.3 million in 2019. This increase was primarily attributable to a US$30.3 million increase in tuition fees from our directly operated kindergartens, play-and-learn centers and student care centers.

Our directly operated facilities increased from 101 in 2018 to 144 in 2019, with the student enrollment at our directly operated facilities increased from 23,627 as of December 31, 2018 to 30,806 as of December 31, 2019. The increase in our student enrollment was mainly driven by higher utilization rates at ramping facilities and contribution from our Singapore operations.

Our revenues from franchise fees decreased by 14.6% from US$14.4 million in 2018 to US$12.3 million in 2019, as franchise fee revenue in 2018 was relatively high due to the recording of an accounting estimate change.

Our revenues from the sale of educational merchandise decreased by 6.8% from US$17.3 million in 2018 to US$16.1 million in 2019. This decrease was primarily due to a decrease in the amount of merchandise sold through our franchise network.

Cost of Revenues

Our cost of revenues increased by 18.9% from US$130.9 million in 2018 to US$155.5 million in 2019, primarily due to an increase in staff compensation and higher operating cost, such as rental and material consumption as the Company continued to moderately expand its facilities network.

Gross profit and gross margin

As a result of the factors set out above, our gross profit increased by 4.3% from US$25.6 million in 2018 to US$26.7 million in 2019. Gross margin decreased from 16.4% in 2018 to 14.7% in 2019. The decrease in our gross margin was primarily due to increase in staff compensation and operating costs as the Company continued to moderately expand its facilities network and decrease in franchise fees revenue.

Operating Expenses

Our selling expenses increased by 25.8% from US$2.2 million in 2018 to US$2.8 million in 2019. This increase was generally in line with the increase of our net revenue. Selling expenses constituted 1.4% and 1.5% of our net revenues in 2018 and 2019, respectively.

Our general and administrative expenses decreased by 10.0% from US$26.4 million in 2018 to US$23.8 million in 2019. This decrease was mainly contributed by the decrease of share-based compensation expenses and our stringent cost control measures.

Operating Income/(loss)

We had US$3.0 million operating loss in 2018, and US$0.2 million operating income in 2019, respectively.

Government Subsidies

We recognized US$0.7 million and US$0.5 million in government subsidies for 2018 and 2019, respectively. Government subsidies consist mainly of compensation to certain of our directly operated kindergartens, “inclusive kindergartens”, where tuition is determined by local educational authorities. Government subsidies granted to specific kindergartens to subsidize their rental and teacher training costs were recorded to offset the cost of revenues when the conditions were met. For the years ended December 31, 2018 and 2019, US$1.1 and US$6.0 million were recognized as reduction of cost of revenues, respectively.

Income Tax Expenses

Our income tax expenses increased from US$2.5 million in 2018 to US$3.5 million in 2019, primarily due to increase in taxable income.

Net Loss

As a result of the foregoing, we had net loss of US$1.7 million in 2018 and net loss of US$2.2 million in 2019, respectively.

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

Operating Expenses

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

Singapore

Our subsidiaries located in Singapore are subject to Singapore corporate income tax at a rate of 17% in 2019 and a tax relief enabling companies to deduct unutilized capital allowances, trade losses and donations of one company from the assessable income of another company within the same group. Our subsidiaries located in Singapore are also subject to tax exemption scheme, allowing for 75% to be exempted from tax for the first Singapore Dollars (“SGD$”) 10,000 of the income and 50% exempted from tax for the next SGD$190,000 for the year ended December 31, 2019.

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

Revenue Recognition

Prior to January 1, 2018, we recognized revenues, under FASB Revenue Recognition (Topic 605), when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the service has been performed and received by the customer, (iii) the amount of fees from the customer is fixed or determinable, and (iv) collectability is reasonably assured.

On January 1, 2018, we adopted ASC 606 applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for period beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.

We follow five steps for our revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfies a performance obligation.

We provide private kindergarten services, play-and-learn center services and student care services to students. Tuition fees are collected in advance and are initially recorded as deferred revenue.

Kindergarten services are by ourselves, a series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and are not sold standalone. Therefore, kindergarten services are accounted for as a single performance obligation.

Play-and-learn center services provide a different series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and are not sold standalone. Therefore, play-and-learn center services are accounted for as a single performance obligation.

Student care services provide a separate series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and are not sold standalone. Therefore, student care services are accounted for as a single performance obligation.

The transaction prices for kindergarten services, play-and-learn services and students care services are determined by the contract amount net of any refund. For the kindergarten program, the students can claim certain amount of the tuition refund, upon withdrawal, if more than a certain number of classes are missed. For the play-and-learn program, students are entitled to refund, upon withdrawal, for unused portion of the prepaid course fees. For the student care services, the students can claim refund, upon withdrawal, if classes are missed due to illness. The refund amount is subject to the refund policy at each facility and the timing of the student’s withdrawal.

Revenues for the kindergarten services and student care services are recognized on a straight line basis over the service period from the registration day to the day on which the service period ends. Revenues for the play-and-learn center services are recognized ratably over the course of the programs.

We generate revenues by franchising kindergartens and play-and-learn centers under the brand name of RYB. We collect from franchisees the initial franchising fees and annual franchise fee. As the initial franchising service and annual franchising service are distinct from each other, we identify two performance obligations accordingly. The computed transaction price is allocated to each performance obligation based on a relative stand-alone selling price.

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

We also sell educational merchandise and provide kindergarten solutions through our other business partners. The royalty fees are received upfront and recorded as deferred revenue. We identified the royalty fees as a single performance obligation, and revenues are recognized over time throughout the contract terms.

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

In 2019, our certain kindergartens, during the application or renewal process of registration, elected as not-for-profit kindergartens in the PRC and operated in compliance with PRC not-for-profit legal regimes. However, we believe these not-for-profit kindergartens do not meet the definition of a not-for-profit entity under U.S. GAAP, and therefore treat these not-for-profit kindergartens as “for-profit” entities for accounting purposes. These not-for-profit kindergartens generally cannot declare dividends or distribute their net assets to their sponsors, our consolidated VIEs.

We generally do not have legal entitlement to distribute the net assets of these not-for-profit kindergartens. In the event of liquidation of these not-for-profit kindergartens, the net proceeds can only continue to be used for another not-for-profit kindergarten with similar purposes. In the unlikely case of liquidation of the not-for-profit kindergarten, we may be able to retain the residual value by naming another not-for-profit kindergarten of us in the PRC as the recipient, if one exists; however, we generally cannot name a for-profit entity as the recipient. Moreover, because the kindergarten generally would be required to provide for the continued education of its students, liquidation would not be a likely course of action and would be unlikely to result in significant residual assets available for distribution.

We maintain control of these not-for-profit kindergartens through our rights to designate a majority of the governing entities’ board members, through which we have the legal ability to direct the activities most significantly impacting these not-for-profit kindergartens’ economic performance. We maintain a variable interest in these not-for-profit kindergartens through exclusive consultation and service arrangements in which fees for such consultation and service are determined at our discretion. We have the ability to provide additional contractual arrangements for educational and other services. We also have the ability to transfer our sponsor rights to govern these not-for-profit kindergartens to other parties, which could yield a return if and when these rights are transferred.

Under ASC 810-10, “Consolidation,” we believe we are the primary beneficiary of these not-for-profit kindergartens because we have, as further described herein: (1) the power to direct the activities of these not-for-profit kindergartens that most significantly affect their educational and economic performance and (2) the right to receive economic benefits from contractual and other arrangements with these not-for-profit kindergartens that could potentially be significant to these not-for-profit kindergartens. We account for the acquisition of the right to control these not-for-profit kindergartens in accordance with ASC 805, “Business Combinations.”

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

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred.

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

Fair Value of Options

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	Grant date
	2017	2018
Risk-free interest rate(1)	2.15% - 2.31%	2.73%
Expected volatility(2)	40%	38%
Expected dividend yield(3)	0%	0%
Expected multiples(4)	2.8/2.2	2.2
Fair value of underlying ordinary share(5)	11.67	17.40

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

Share-based Compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses are recognized over the requisite service period based on the graded vesting attribution method with corresponding impact reflected in additional paid-in capital. When no future services are required to be performed by grantees in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. We elect to recognize forfeitures when they occur.

We adopted the 2009 and 2017 Share Incentive Plans for the grant of share options to employees, directors and non-employees to provide incentive for their services. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2009 and 2017 Share Incentive Plans was 5,803,040 ordinary shares as of March 31, 2020.

For share options, we used the binomial option pricing model determine the estimated fair value. For options granted before our initial public offering, the volatility assumption was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term of the options. For options granted after our initial public offering, the volatility assumption was estimated based on the historical volatility of our share price since the initial public offering.

For non-vested shares granted after our initial public offering, the fair value of our non-vested shares on the grant date is determined by the closing quoted market price.

Impairment Assessment on Long-Lived Assets and Goodwill

Long-lived assets, including intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. We recorded impairment losses on intangible assets with definite lives of nil, nil and US$79,000 during the years ended December 31, 2017, 2018 and 2019.

The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. No impairment charge was recognized for the years ended December 31, 2017, 2018 and 2019.

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. The guidance permits us to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

We performed annual impairment test, at December 31, using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. We recorded impairment losses on goodwill of nil, nil and US$337,000 during the years ended December 31, 2017, 2018 and 2019.

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

Leases

We have lease contracts for offices, kindergartens, play-and-learn centers and student care centers in different cities in the PRC and Singapore under operating leases. We determine whether an arrangement constitutes a lease and record lease liabilities and right-of-use assets on our consolidated balance sheets at the lease commencement. We measure our lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. We measure right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. We begin recognizing rent expense when the lessor makes the underlying asset available to us. Our leases have remaining lease terms of up to 19 years, none of them include options to extend or terminate the leases.

For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.                                    Liquidity and Capital Resources

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	Years Ended December 31,
	2017	2018	2019
	(in thousands of US$)
Summary Consolidated Cash Flow:
Net cash generated from operating activities	25,099	828	12,982
Net cash used in investing activities	(8,655)	(51,735)	(34,378)
Net cash generated from/(used in) financing activities	92,496	(756)	(13,454)
Exchange rate effect on cash and cash equivalents	3,666	(2,741)	(542)
Net increase/(decrease) in cash and cash equivalents and restricted cash	112,606	(54,404)	(35,392)
Cash and cash equivalents and restricted cash at beginning of year	46,628	159,234	104,830
Cash and cash equivalents and restricted cash at end of year	159,234	104,830	69,438

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2017, 2018 and 2019, our cash, cash equivalents and restricted cash were US$159.2 million, US$104.8 million and US$69.4 million, respectively. Our cash and cash equivalents primarily consist of cash at banks and on hand and restricted cash. Restricted cash represents Renminbi deposits in restricted bank accounts for operating kindergartens required by certain local regulations. The deposits in restricted bank accounts cannot be withdrawn until these kindergartens are closed. As of December 31, 2017, 2018 and 2019 restricted cash were approximately US$0.5 million, US$0.7 million and US$0.7 million, respectively. Approximately 56.3% of our cash and cash equivalents as of December 31, 2019 were held in China. Approximately 56.0% of our cash and cash equivalents were held by our consolidated affiliated entities and denominated in Renminbi.

The disruption on our business operations caused by the pandemic of COVID-19 has had material adverse effects on our financial condition and operations during the first quarter of 2020. Since February 2020, most of our facilities in China have been closed. Resumption of operations is subject to government announcement or approval. To cope with COVID-19's adverse impact on our operations and liquidity, we have taken various mitigating steps, including (i) reducing labor costs and operational expenses, (ii) postponing discretionary capital expenditures and (iii) obtaining bank facilities if necessary. These measures will not affect our adherence to high quality and safety standards, and we believe that our existing cash and cash equivalents are sufficient to fund our operating activities, necessary capital expenditures and other obligations for at least the next 12 months.

We may also decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms favorable to us.

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

Operating Activities

Net cash generated from operating activities in the year ended December 31, 2019 was US$13.0 million. The difference between our net loss of US$2.2 million and the net cash generated from operating activities was due to (i) an adjustment to add back US$16.2 million in non-cash and non-operating items, which mainly consist of US$11.5 million from depreciation and amortization and US$4.0 million from share-based compensation, (ii) a decrease of cash as result of increase in working capital. In 2019, our accounts receivable increased for US$1.7 million, inventories increased for US$2.0 million, other non-current assets increased for US$2.3 million, prepayment from customers decreased for US$1.4 million and deferred tax assets increased for US$2.7 million , this effect was partially offset by an increase of US$5.6 million in accrued expenses and other liabilities and an increase of US$3.4 million in income tax payable. Prepayment from customers decreased mainly due to our proactive slowdown of expansion in franchise network in the second half of 2019. Deferred revenue increased mainly because several of our subsidiaries and directly operated facilities recorded loss in 2019. Accrued expenses and other current liabilities increased mainly due to the increase in salary and welfare payable that accompanied the increase in the number of employees and network expansion. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. It increased in 2019 due to the increase in our taxable income in the fourth quarter of 2019.

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

Investing Activities

Net cash used in investing activities was US$34.4 million in the year ended December 31, 2019, primarily due to US$17.9 million used in acquisition related payments and US$12.5 million used in purchase of property, plant and equipment and spending on leasehold improvement to support our expansion of directly operated facilities.

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

Financing Activities

Net cash used in financing activities in the year ended December 31, 2019 was US$13.5 million, which was primarily attributable to US$12.0 million used in share repurchase payments.

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

Capital Expenditures

Our capital expenditures are incurred mainly for new teaching facility establishment and existing facility renovations. We made capital expenditures of US$14.7 million, US$16.3 million and US$14.1 million in 2017, 2018 and 2019, respectively. The increase of capital expenditures was mainly due to the opening of new directly operated facilities.

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

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of US$)
Operating Lease Obligations	119,834	17,479	25,248	23,281	53,826
Purchase Obligations	5,467	680	1,033	680	3,074
Total	125,301	18,159	26,281	23,961	56,900

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2017, 2018 and 2019 were US$11.8 million, US$16.2 million and US$20.3 million, respectively. Purchase obligations relate to future minimum purchase obligations under the non-cancelable purchase agreements related to curriculum collaboration with international institutions.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of March 31, 2020.

Directors and Executive Officers	Age	Position/Title
Chimin Cao	56	Co-founder, Executive Director and Chairman of the Board
Yanlai Shi	49	Co-founder, Executive Director and Chief Executive Officer
Liang Meng	47	Director
Joel A. Getz	55	Independent Director
Dennis Demiao Zhu	56	Independent Director
Zhengong Chang	69	Independent Director
Hao Gu	38	Chief Financial Officer

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

Mr. Hao Gu has served as our chief financial officer since May 2019. Prior to joining us, Mr. Gu was executive director in the investment banking division at the Hong Kong branch of UBS AG. Between 2017 and 2018, Mr. Gu was vice president in the investment banking division at Credit Suisse (Hong Kong) Limited, where he originated and executed various transactions focusing on social media, education and IT services. Mr. Gu received his B.A. from Beijing Foreign Studies University and M.B.A. from Cornell University.

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

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB7.5 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2009 Share Incentive Plan

In September 2009, our board of directors approved the 2009 Share Incentive Plan, which we refer to as the 2009 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares that may be issued under the 2009 Plan was at first 1,222,910, and was later increased by the board of director to 2,573,756 in 2011. As of March 31, 2020, options to purchase 2,022,256 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2020, the options granted under our 2009 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

As of March 31, 2020, other employees as a group held options to purchase ordinary shares of our company, with exercise prices ranging from US$1.08 to US$3.11 per share.

2017 Share Incentive Plan

In June 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated from time to time, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is initially 2,059,005 Class A ordinary shares, plus an annual increase in the maximum number of Class A ordinary shares on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the lesser of (i) 2.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number as may be determined by the board of directors. As of March 31, 2020, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 Plan was 3,779,284 Class A ordinary shares, and options to purchase 2,465,736 ordinary shares and restricted shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2020, the options granted under our 2017 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options and Restricted Shares Awarded		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chimin Cao	514,751		11.66	June 22, 2017	June 21, 2027
	*	(1)	N/A	March 14, 2018	March 13, 2028
	*	(1)	N/A	August 20, 2019	August 19, 2029
Yanlai Shi	772,127		11.66	June 22, 2017	June 21, 2027
	*	(1)	N/A	March 14, 2018	March 13, 2028
	*	(1)	N/A	August 20, 2019	August 19, 2029
Hao Gu	*	(1)	N/A	July 29, 2019	July 28, 2029
	*	(1)	N/A	December 4, 2019	December 3, 2029

(1)         Restricted shares

*      Less than 1% of our total outstanding shares.

As of March 31, 2020, other employees as a group held options to purchase 761,324 ordinary shares of our company, with exercise price ranging from US$0.01 to US$11.66 per share.

C.                                    Board Practices

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract or transaction, proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of the company to raise or borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any party thereof, and issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Our directors are not subject to a term of office, unless such term is expressly specified in a written agreement between the company and the director or otherwise, and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will also cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association. Where the office of a director is vacated in any of these circumstances, our board of directors may appoint another director to fill the vacancy so created. Our officers are elected by and serve at the discretion of the board of directors.

D.                                    Employees

As of December 31, 2017, 2018 and 2019, we had a total of 4,994, 5,785 and 6,547 employees, respectively. The majority of our employees are located in China. The following table sets forth the breakdown of our own employees as of December 31, 2019 by function:

Functions:	Number of Employees
Teaching staff in directly operated teaching facilities	4,069
Other staff in directly operated teaching facilities and supporting branch offices	1,919
Network support and supervision	288
Research and development*	48
Selling, general and administrative	223
Total	6,547

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

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 20,637,205 Class A ordinary shares and 6,949,141 Class B ordinary shares outstanding as of March 31, 2020, excluding the company’s repurchase of 1,627,455 Class A ordinary shares in the form of ADSs made by December 31, 2019.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power†
Directors and Executive Officers:**
Chimin Cao(1)	4,544,745	2,059,005	6,603,750	22.5%	27.8%
Yanlai Shi(2)	2,084,384	2,059,005	4,143,389	14.1%	24.7%
Liang Meng(3)	5,713,612	2,831,131	8,544,743	31.0%	37.8%
Joel A. Getz	—	—	—	—	—
Dennis Demiao Zhu	—	—	—	—	—
Zhengong Chang	—	—	—	—	—
Hao Gu(4)	*	—	*	*	*
All Directors and Executive Officers as a Group	12,360,276	6,949,141	19,309,417	67.6%	90.2%

Principal Shareholders:
Ascendent Rainbow (Cayman) Limited(5)	5,713,612	2,831,131	8,544,743	31.0%	37.8%
Joy Year Limited(6)	4,135,854	2,059,005	6,194,859	21.1%	27.4%
Trump Creation Limited(7)	2,108,691	—	2,108,691	7.6%	2.3%
Bloom Star Limited(8)	—	1,194,865	1,194,865	4.1%	13.3%
RYB Education Limited(9)	300,741	864,140	1,164,881	4.0%	9.9%

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

(1)         Represents (i) 4,135,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company, (ii) 368,891 Class A ordinary shares Top Genius Ventures Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after March 31, 2020, and (iii) 40,000 restricted share units issuable to Mr. Cao within 60 days after March 31, 2020. Both Joy Year Limited and Top Genius Ventures Limited are ultimately held by The Top Genius Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Chimin Cao is the settlor of The Top Genius Trust, and Mr. Cao and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited and Top Genius Ventures Limited in our company.

(2)         Represents (i) 1,194,865 Class B ordinary shares held by Bloom Star Limited, a British Virgin Islands company, (ii) 300,741 Class A ordinary shares and 864,140 Class B ordinary shares held by RYB Education Limited, a Cayman Islands company, (iii) 1,743,643 Class A ordinary shares Noble Hero Holdings Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after March 31, 2020, and (iv) 40,000 restricted share units issuable to Ms. Shi within 60 days after March 31, 2020. Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited are all ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited in our company.

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

(4)         Represents the Class A ordinary shares Mr. Hao Gu has the right to acquire upon exercise of option or vesting of restricted shares within 60 days after March 31, 2020.

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

(6)         Represents the 4,135,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company. Joy Year Limited is ultimately held by The Top Genius Trust. Mr. Chimin Cao is the settlor and proctor of The Top Genius Trust, and Mr. Cao and his family members are its beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited in our company. The registered address of Joy Year Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of March 31, 2020, 9,938,323 of our ordinary shares were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Other Transactions with Related Parties

We have rented certain facilities from Ms. Zhiying Li, the spouse of Mr. Chimin Cao, our co-founder and Chairman of the Board. During 2017, 2018 and 2019, we incurred US$0.3 million, US$0.3 million and US$0.5 million, in rental expenses to Ms. Li. We had nil, nil and nil million due from Ms. Li as of December 31, 2017, 2018 and 2019, respectively, as prepaid rental expenses for the next year.

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

In 2016, we extended such loans to Hainan RYB International Kindergarten Management Co., Ltd., our equity investee, for working capital use. As of December 31, 2019, the outstanding principal amount under such loans was nil.

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

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, our company may only pay dividends out of either profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

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

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association, as well as the Companies Law (2020 Revision) insofar as they relate to the material terms of our ordinary shares.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor, which under Cayman law includes our profits, realized or unrealized, and any reserve set aside from funds legally available for distribution. Under the laws of the Cayman Islands, our company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy at the meeting.

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of March 31, 2020, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets and the market value of our ADSs, we do not believe we are a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of the ADSs may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

The majority of our revenues and expenses are denominated in RMB, and a small portion is denominated in SGD. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2019, we had Renminbi-denominated cash and cash equivalents, accrued expenses and other current liabilities and deferred revenue of RMB271.6 million, RMB361.3 million and RMB261.2 million, respectively. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in a decrease of US3.5 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in an increase of US$5.2 million and US$3.8 million in accrued expenses and other current liabilities and deferred revenue, respectively.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, by making available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2019, we received reimbursement in the amount of US$0.3 million from the depositary.

PART II.

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-220259) (the “F-1 Registration Statement”) in relation to our initial public offering of 5,500,000 ADSs representing 5,500,000 Class A ordinary shares, at an initial offering price of US$18.50 per ADS. Our initial public offering closed in September 2017. Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. International plc were the representatives of the underwriters for our initial public offering.  We received net proceeds of approximately US$90.1 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement, subject to the changes of laws and regulations that may restrict our intended use of the proceeds.

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

	For the Year Ended December 31,
	2018	2019

	(in thousands of US$)
Audit fees(1)	1,332	1,201
Other fees	334	—

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

The following table sets forth a summary of our repurchase of our ADSs made in 2019 under the share repurchase program described in the paragraph above. All shares were repurchased in the open market pursuant to the share repurchase program announced on December 16, 2018.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
January, 2019	19,464	US$	6.866800	19,464	US$	11,866,345
February, 2019	229,667	US$	7.747914	229,667	US$	10,086,904
March, 2019	262,922	US$	7.380455	262,922	US$	8,146,420
April, 2019	649,007	US$	7.275642	649,007	US$	3,424,478
May, 2019	338,777	US$	7.596043	338,777	US$	851,113
June, 2019	127,618	US$	6.669192	127,618	US$	4
Total	1,627,455		N/A	1,627,455		N/A

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

2.5*	Description of American Depositary Shares of the Registrant
2.6*	Description of Class A Ordinary Shares of the Registrant
4.1	English summary of 2009 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))
4.2	2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))
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

Date: April 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of RYB Education, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RYB Education Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases on January 1, 2019 due to the adoption of Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842).

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

Other matter

As discussed in Notes 2 and 25 to the financial statements, subsequent to the date of the financial statements, the Company experienced significant disruption to its operations resulting from the outbreak of COVID19 epidemic and has taken various measures to counter such disruption. Our opinion is not modified with respect to this matter.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 30, 2020

We have served as the Company’s auditor since 2016.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31
	2018	2019
ASSETS
Current assets
Cash and cash equivalents	104,084	68,728
Term deposits	—	1,005
Accounts receivable (net of allowance for doubtful accounts of $34 and $92 as of December 31, 2018 and 2019, respectively)	876	2,804
Inventories	4,811	7,256
Prepaid expenses and other current assets	11,243	10,279
Loan receivables - current	582	1,149
Amounts due from related parties	—	349

Total current assets	121,596	91,570

Non-current assets
Restricted cash	746	710
Property, plant and equipment, net	45,896	50,142
Goodwill	25,096	52,687
Intangible assets, net	4,491	17,700
Long-term investments	4,805	5,237
Deferred tax assets	16,195	18,161
Other non-current assets	24,048	16,484
Loan receivables - non-current	582	—
Operating lease right-of-use assets	—	83,403

TOTAL ASSETS	243,455	336,094

LIABILITIES

Current liabilities
Prepayments from customers, current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $6,647 and $5,904 as of December 31, 2018 and 2019, respectively)	6,647	5,904
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $54,443 and $47,825 as of December 31, 2018 and 2019, respectively)	60,429	56,472
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Group of $11,298 and $14,364 as of December 31, 2018 and 2019, respectively)	11,685	14,929
Operating lease liabilities, current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $nil and $13,068 as of December 31, 2018 and 2019, respectively)	—	16,399
Deferred revenue, current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $29,578 and $30,266 as of December 31, 2018 and 2019, respectively)	29,578	31,993
Long-term debt, current portion (including long-term debt of the consolidated VIEs without recourse to the Group of $nil and $nil as of December 31, 2018 and 2019, respectively)	—	87
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of $nil and $124 as of December 31, 2018 and 2019, respectively)	—	124

Total current liabilities	108,339	125,908

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31
	2018	2019
Non-current liabilities
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $3,582, and $2,508 as of December 31, 2018 and 2019, respectively)	3,582	2,508
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $5,567, and $4,206 as of December 31, 2018 and 2019, respectively)	6,915	5,531
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of $8,541 and $9,167 as of December 31, 2018 and 2019, respectively)	8,541	11,034
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to the Group of $1,110 and $1,271 as of December 31, 2018 and 2019, respectively)	1,110	3,384
Operating lease liabilities, non-current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $nil and $68,509 as of December 31, 2018 and 2019, respectively)	—	71,012

TOTAL LIABILITIES	128,487	219,377

MEZZANINE EQUITY
Redeemable non-controlling interests	1,628	8,801

EQUITY
Ordinary shares (par value of $0.001 per share; 99,999,999 shares authorized; 29,213,801 shares issued and outstanding as of December 31, 2018; 29,213,801 shares issued and 27,586,346 shares outstanding as of December 31, 2019)	29	29
Treasury stock	—	(12,000)
Additional paid-in capital	135,881	139,843
Statutory reserve	3,362	4,060
Accumulated other comprehensive (losses) income	(122)	141
Accumulated deficit	(30,421)	(33,553)

Total RYB Education, Inc. shareholders’ equity	108,729	98,520
Non-controlling interest	4,611	9,396

TOTAL EQUITY	113,340	107,916
TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL EQUITY	243,455	336,094

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

		Years ended December 31,
		2017	2018	2019
	Net revenues:
	Services	122,869	139,216	166,183
	Products	17,934	17,282	16,100
	Total net revenues	140,803	156,498	182,283

	Cost of revenues:
	Services	101,522	121,549	147,669
	Products	9,755	9,315	7,865
	Total cost of revenues	111,277	130,864	155,534

	Gross profit	29,526	25,634	26,749

	Operating expenses:
	Selling expenses	1,774	2,233	2,808
	General and administrative expenses	18,418	26,428	23,775
	Total operating expenses	20,192	28,661	26,583

	Operating income (loss)	9,334	(3,027)	166
	Interest income	563	2,147	858
	Government subsidy income	863	683	499
	(Loss) gain on disposal of subsidiaries	(168)	1,234	492

	Income before income taxes	10,592	1,037	2,015
	Less: Income tax expenses	3,812	2,459	3,541

	Income (loss) before loss in equity method investments	6,780	(1,422)	(1,526)
	Loss from equity method investments	(239)	(291)	(664)

	Net income (loss)	6,541	(1,713)	(2,190)
Less:	Net (loss) income attributable to noncontrolling interest	(574)	(93)	387
	Increase (decrease) in redeemable non-controlling interest	—	169	(143)

	Net income (loss) attributable to ordinary shareholders of RYB Education, Inc.	7,115	(1,789)	(2,434)
	Net income (loss) per share attributable to ordinary shareholders of RYB Education, Inc.
	Basic	0.29	(0.06)	(0.09)
	Diluted	0.27	(0.06)	(0.09)

	Weighted average shares used in calculating net income (loss) per ordinary share
	Basic	24,735,445	29,213,801	28,074,624
	Diluted	26,566,657	29,213,801	28,074,624

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Years ended December 31
	2017	2018	2019
Net income (loss)	6,541	(1,713)	(2,190)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	410	(983)	269

Total comprehensive income (loss)	6,951	(2,696)	(1,921)
Less: comprehensive (loss) income attributable to noncontrolling interest	(566)	(171)	289
Comprehensive income (loss) attributable to RYB Education, Inc.	7,517	(2,525)	(2,210)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share data)

	RYB Education, Inc. Shareholders
								Accumulated		Total RYB
	Number of		Number of			Additional		other		Education, Inc.			Redeemable
	golden	Golden	ordinary	Ordinary		paid-in	Statutory	comprehensive	Accumulated	shareholders’	Non-controlling	Total	non-controlling
	share	share	Share	share	Treasury stock	capital	reserve	income (loss)	deficit	equity	interest	equity	interest
Balance as of January 1, 2017	1	—	23,163,801	23	—	36,420	2,156	381	(35,472)	3,508	453	3,961	—
Net income (loss) for the year	—	—	—	—	—	—	—	—	7,115	7,115	(574)	6,541	—
Provision of statutory reserve	—	—	—	—	—	—	522	—	(522)	—	—	—	—
Share-based payments	—	—	—	—	—	3,990	—	—	—	3,990	—	3,990	—
Option exercised	—	—	550,000	1	—	594	—	—	—	595	—	595	—
Return of capital	—	—	—	—	—	(2,000)	—	—	—	(2,000)	—	(2,000)	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	402	—	402	8	410	—
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	—	1,337	1,337	—
Disposal of non-wholly subsidiaries	—	—	—	—	—	—	—	—	—	—	325	325	—
Redemption of golden share	(1)	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering- (“IPO”) (net of issuance cost of $4,492)	—	—	5,500,000	5	—	90,130	—	—	—	90,135	—	90,135	—

Balance as of December 31, 2017	—	—	29,213,801	29	—	129,134	2,678	783	(28,879)	103,745	1,549	105,294	—

Net loss for the year	—	—	—	—	—	—	—	—	(1,620)	(1,620)	(121)	(1,741)	28
Cumulative effect adjustment related to opening retained earnings for adoption of ASC 606	—	—	—	—	—	—	—	—	931	931	—	931	—
Provision of statutory reserve	—	—	—	—	—	—	684	—	(684)	—	—	—	—
Share-based payments	—	—	—	—	—	6,747	—	—	—	6,747	—	6,747	—
Recognition of redeemable non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	1,431
Adjustment of redeemable non-controlling interest	—	—	—	—	—	—	—	—	(169)	(169)	—	(169)	169
Foreign currency translation adjustment	—	—	—	—	—	—	—	(905)	—	(905)	(78)	(983)	—
Contribution by minority interest	—	—	—	—	—	—	—	—	—	—	3,330	3,330	—
Disposal of non-wholly subsidiaries	—	—	—	—	—	—	—	—	—	—	121	121	—
Acquisition of additional equity interest
from non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	(190)	(190)	—

Balance as of December 31, 2018	—	—	29,213,801	29	—	135,881	3,362	(122)	(30,421)	108,729	4,611	113,340	1,628

Net loss for the year	—	—	—	—	—	—	—	—	(2,577)	(2,577)	70	(2,507)	317
Repurchase of shares	—	—	—	—	(12,000)	—	—	—	—	(12,000)	—	(12,000)	—
Provision of statutory reserve	—	—	—	—	—	—	698	—	(698)	—	—	—	—
Share-based payments	—	—	—	—	—	3,962	—	—	—	3,962	—	3,962	—
Recognition of redeemable non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	6,895
Adjustment of redeemable non-controlling interest	—	—	—	—	—	—	—	—	143	143	—	143	(143)
Foreign currency translation adjustment	—	—	—	—	—	—	—	263	—	263	(98)	165	104
Contribution by minority interest	—	—	—	—	—	—	—	—	—	—	420	420	—
Disposal of non-wholly subsidiaries	—	—	—	—	—	—	—	—	—	—	(758)	(758)	—
Business acquisitions	—	—	—	—	—	—	—	—	—	—	5,151	5,151	—

Balance as of December 31, 2019	—	—	29,213,801	29	(12,000)	139,843	4,060	141	(33,553)	98,520	9,396	107,916	8,801

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years ended December 31
	2017	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	6,541	(1,713)	(2,190)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation of property, plant and equipment	6,099	7,530	9,296
Share-based compensation	3,990	6,747	3,962
Change in allowance for doubtful accounts	—	—	477
Loss on disposal of property, plant and equipment	13	20	100
Loss from equity method investments	239	291	664
Net loss (gain) on disposal of subsidiaries	168	(1,234)	(492)
Amortization of intangible assets	—	529	2,224

Changes in operating assets and liabilities:
Accounts receivable	183	(271)	(1,724)
Inventories	(290)	(1,512)	(1,992)
Prepaid expenses and other current assets	(2,110)	1,558	884
Amounts due from related parties	(115)	(51)	—
Deferred tax assets	(4,826)	(4,583)	(2,689)
Other non-current assets	(3)	(1,110)	(2,255)
Prepayments from customers	(3,192)	(12,872)	(1,415)
Accrued expenses and other current liabilities	10,927	5,307	5,582
Income tax payable	4,113	1,749	3,353
Deferred revenue	1,371	(91)	516
Other non-current liabilities	1,991	534	(1,319)

Net cash generated from operating activities	25,099	828	12,982

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired	—	(39,786)	(17,949)
Investments in term deposits	—	(55,454)	(1,881)
Proceeds from maturity of term deposits	444	55,454	868
Proceeds from disposal of subsidiaries	—	832	1,218
Purchase of long-term investments	—	(894)	(4,800)
Purchase of property, plant and equipment	(11,917)	(11,480)	(12,492)
Proceeds from disposal of property, plant and equipment	178	804	658
Cash surrendered in disposal of subsidiaries	(168)	—	—
Loans to related parties	(1,010)	—	—
Repayment from loans to related parties	3,818	—	—
Loans to third parties	—	(1,665)	—
Repayment of loans to third parties	—	454	—

Net cash used in investing activities	(8,655)	(51,735)	(34,378)

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Years ended December 31
	2017	2018	2019
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from noncontrolling interests	1,337	811	420
Return of capital to Founders	(990)	—	—
Payment of initial public offering costs	(3,073)	(1,377)	—
Acquisition of businesses	—	—	(1,936)
Proceeds of exercise of options	595	—	—
Proceeds from initial public offering	94,627	—	—
Acquisition of additional equity interest
from non-controlling shareholders	—	(190)	—
Amount due to related parties	—	—	125
Payment made in connection with repurchase of shares	—	—	(12,000)
Repayment of long-term debt	—	—	(63)

Net cash generated from (used in) financing activities	92,496	(756)	(13,454)

Exchange rate effect on cash and cash equivalents	3,666	(2,741)	(542)

Net increase (decrease) in cash and cash equivalents, and restricted cash	112,606	(54,404)	(35,392)
Cash and cash equivalents, and restricted cash at beginning of the year	46,628	159,234	104,830

Cash and cash equivalents, and restricted cash at end of the year	159,234	104,830	69,438

Supplemental schedule of cash flow information
Income taxes paid	(4,626)	(5,213)	(3,451)
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment through deposits made	2,187	1,368	1,828
Acquisition of property, plant and equipment through payable	708	414	478
A loan due from a related party settled with return of capital	1,010	—	—
Return of capital to settle with a loan from a related party	(1,010)	—	—
Unsettled portion of investment and acquisitions	—	5,719	575

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION

Top Margin Limited was incorporated under the laws of the Cayman Islands on January 11, 2007. In June 2017, Top Margin Limited changed the corporate name into RYB Education, Inc. (the “Company”). The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries and kindergartens (collectively the “Group”) are primarily engaged in providing kindergarten educational services, play-and-learn centers services, student care services and sale of educational merchandise in the People’s Republic of China (“PRC”) and in Singapore.

As of December 31, 2019, details of the Company’s subsidiaries, its VIEs and VIEs’ major subsidiaries and kindergartens were as follows:

	Date of		Percentage of
	establishment	Place of	legal ownership
Name	or acquisition	establishment	by the Company	Principal activities
Subsidiaries:
Beijing RYB Technology Development Co., Ltd. (“RYB Technology”)	December 24, 2007	PRC	100%	Investment holding and provision of educational services
QIYUAN Education Technology (Tianjin) Co., Ltd (“TJ Qiyuan”)	May 18, 2018	PRC	100%	Investment holding and provision of educational services
Beijing Beilin International Education Co., Ltd. (“BJ Beilin”)	September 28, 2018	PRC	90%	Investment holding and provision of educational services
Precious Companion Group Limited	August 4, 2018	Hong Kong	100%	Investment holding and provision of educational services
Digital Knowledge World Co., Ltd. Islands	September 1, 2018	Cayman	90%	Investment holding and provision of educational services
Digital Education Co., Ltd.	September 1, 2018	Hong Kong	90%	Investment holding and provision of educational services
Beilin International Education Limited	September 1, 2018	Hong Kong	90%	Investment holding and provision of educational services
Global Eduhub Pte Ltd.	April 1, 2019	Singapore	77%	Investment holding and provision of educational services
Global Edu (SG) Holding Pte Ltd.	April 1, 2019	Singapore	77%	Investment holding and provision of educational services
Global Eduhub Holding Limited	April 1, 2019	Hong Kong	77%	Investment holding and provision of educational services

Variable interest entities:
Beijing RYB Children Education Technology Development Co., Ltd. (“Beijing RYB”)	July 3, 2001	PRC	Consolidated VIE	Investment holding and provision of educational services
Beiyao Technology Development Co., Ltd. (“Beiyao”)	June 15, 2018	PRC	Consolidated VIE	Investment holding and provision of educational services
Beijing Haidian Distric Bozhi Training School (“Bozhi”)	September 28, 2018	PRC	Consolidated VIE	Training services

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.             ORGANIZATION AND BASIS OF PRESENTATION - continued

VIEs’ major subsidiaries and kindergartens (1):
Shenzhen RYB Children Education Technology Development Co., Ltd.	June 20, 2007	PRC	Consolidated VIE	Sale of educational merchandise and provision of educational services
Hunan RYB Education Development Co., Ltd.	September 22, 2011	PRC	Consolidated VIE	Provision of educational services
Beijing Youer Lezhi Technology Development Co., Ltd.	April 2, 2014	PRC	Consolidated VIE	Play-and-learn centers services
Beijing Qingtian Youpin E-Commerce Co., Ltd.	June 8, 2015	PRC	Consolidated VIE	Sale of educational merchandise
Guangzhou RYB Education Development Co., Ltd.	September 30, 2016	PRC	Consolidated VIE	Provision of educational services
Beijing RYB Jincheng Technology Development Co., Ltd	August 29, 2017	PRC	Consolidated VIE	Play-and-learn centers services
Shanghai Geleli Technology Development Co.,	June 4, 2019	PRC	Consolidated VIE	Sale of educational merchandise and provision of educational services
Beijing Youyanhui Education Technology Development Co., Ltd	June 8, 2018	PRC	Consolidated VIE	Provision of educational services
NASCANS Pte. Ltd.	April 1, 2019	Singapore	77%	Provision of educational services
Beijing Haidian District RYB Multi-Dimension Intelligence Experimental Kindergarten (2)	January 10, 2005	PRC	Consolidated VIE	Kindergarten services
Beijing Fengtai District RYB Multi-Dimension Intelligence Experimental Kindergarten (2)	April 14, 2005	PRC	Consolidated VIE	Kindergarten services
Beijing Development RYB Bilingual Kindergarten (2)	February 21, 2006	PRC	Consolidated VIE	Kindergarten services
Beijing Daxing District RYB Kindergarten (2)	July 17, 2008	PRC	Consolidated VIE	Kindergarten services
Beijing Changping District Huilongguan RYB Kindergarten (2)	November 4, 2008	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District Century Jiahua Kindergarten (2)	August 27, 2009	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Kindergarten (2)	August 27, 2009	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Zhongcanyuan Kindergarten (2)	September 14, 2010	PRC	Consolidated VIE	Kindergarten services
Mulberry Learning Centre International Pte Ltd	April 1, 2019	Singapore	77%	Kindergarten services
Mulberry Learning Centre @ Tanjong Pagar Pte Ltd	April 1, 2019	Singapore	77%	Kindergarten services
Beijing Chaoyang District RYB Xintiandi Kindergarten (2)	April 11, 2011	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Hepingli Kindergarten (2)	April 11, 2011	PRC	Consolidated VIE	Kindergarten services
Dalian Jinzhou New District RYB Hongxinghai Kindergarten (2)	November 20, 2011	PRC	Consolidated VIE	Kindergarten services
Changsha Kaifu District RYB Kindergarten (2)	March 30, 2012	PRC	Consolidated VIE	Kindergarten services
Hefei Faneng Sunshine Beach Kindergarten (2)	January 18, 2013	PRC	Consolidated VIE	Kindergarten services
Guiyang Guanshanhu District RYB Jinyuan Kindergarten (2)	June 3, 2013	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District Jingsong RYB Kindergarten (2)	July 5, 2013	PRC	Consolidated VIE	Kindergarten services
Changsha Kaifu District Vanke City RYB Kindergarten (2)	January 8, 2014	PRC	Consolidated VIE	Kindergarten services
Changzhou Wujin District RYB New City Villa Kindergarten (2)	February 17, 2014	PRC	Consolidated VIE	Kindergarten services
Guangzhou Liwan District RYB Tangning Garden Kindergarten (2)	May 1, 2014	PRC	Consolidated VIE	Kindergarten services
Chongqing North Bank RYB Huarun Central Park Kindergarten	May 26, 2014	PRC	Consolidated VIE	Kindergarten services
Changzhou Tianning District Huarun International RYB Kindergarten	September 25, 2014	PRC	Consolidated VIE	Kindergarten services
Jinan Licheng District RYB Wanxiang New Sky Kindergarten (2)	October 30, 2014	PRC	Consolidated VIE	Kindergarten services
Xiamen Siming District RYB Yongniantianshu Kindergarten (2)	July 10, 2015	PRC	Consolidated VIE	Kindergarten services
Beijing Guofengmeitang Kindergarten (2)	September 14, 2015	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District RYB Zhuhuanian Kindergarten (2)	October 10, 2015	PRC	Consolidated VIE	Kindergarten services
Tangshan Lubei District RYB Wutong Road Kindergarten	April 20, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Fangshan District RYB ChangyangPeninsula Kindergarten (2)	May 3, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Daxing District RYB Hongmulin Kindergarten (2)	May 17, 2016	PRC	Consolidated VIE	Kindergarten services
Jinan Licheng District Wangsheren Street RYB Kindergarten (2)	October 30, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Shunyi District RYB City Garden Kindergarten (2)	November 1, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Mentougou District RYB Yongsheng Jiayuan Kindergarten (2)	November 16, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing XueErLe Education Technology Co., Ltd	December 13, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Haidian District RYB Yidongyuan Kindergarten (2)	December 15, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Xicheng District RYB Kindergarten (2)	January 16, 2017	PRC	Consolidated VIE	Kindergarten services
Xiamen Jimei District RYB Kindergarten (2)	April 19, 2017	PRC	Consolidated VIE	Kindergarten services
Shenzhen Longhua District Ranlo Man Haining Kindergarten (2)	September 20, 2017	PRC	Consolidated VIE	Kindergarten services
Beijing Mentougou District Longyue Changan RYB Kindergarten	October 23, 2017	PRC	Consolidated VIE	Kindergarten services
ZaoZhuang RYB Kindergarten (2)	May 1, 2018	PRC	Consolidated VIE	Kindergarten services
Chongqing Liangjiang District RYB Leyuan Kindergarten Co., Ltd.	June 1, 2018	PRC	Consolidated VIE	Kindergarten services
Tengzhou RYB Renhe Tiandi Kindergarten (2)	May 1, 2018	PRC	Consolidated VIE	Kindergarten services
Shanghai Peidi Culture Communication Co., Ltd	July 1, 2018	PRC	Consolidated VIE	Kindergarten services
Alphabet Playhouse Childcare and Learning Centre Pte Ltd	April 1, 2019	Singapore	77%	Kindergarten services
Alphabet Playhouse @ East Coast Pte Ltd	April 1, 2019	Singapore	77%	Kindergarten services

(1)    The net revenues generated from these major subsidiaries and kindergartens accounted for approximately 70% of Group’s total net revenues for the year ended December 31, 2019. The English name is for identification purpose only.

(2)    These kindergartens are established and controlled by Beijing RYB, Beiyao or their subsidiaries.  Under PRC laws and regulations, entities who establish kindergartens are commonly referred to as “sponsors” instead of “owners” or “shareholders”.  The economic substance of “sponsorship” in respect of kindergartens is substantially similar to that of ownership with respect to legal, regulatory and tax matters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

On July 3, 2008, RYB Technology, a wholly-owned subsidiary of the Group, entered into a series of contractual arrangements with Beijing RYB, and the shareholders of Beijing RYB, through which the Company obtained effective control over, and became the primary beneficiary of Beijing RYB.  The contractual arrangements were modified on September 19, 2011 and November 4, 2015 when there were changes in the shareholders in Beijing RYB.

On June 15, 2018, TJ Qiyuan, a wholly-owned subsidiary of the Group, entered into a series of contractual arrangements with Beiyao, and the shareholders of Beiyao, through which the Company obtained effective control over, and became the primary beneficiary of Beiyao.

In September 2018, the Group acquired BJ Beilin and Bozhi through the acquisition of Digital Knowledge World Co., Ltd. On September 28, 2018, BJ Beilin, a wholly-owned subsidiary of the Group, entered into a series of contractual arrangements with Bozhi, and the shareholders of Bozhi, through which the Company obtained effective control over, and became the primary beneficiary of Bozhi. The terms of these contractual agreements of Beiyao and Bozhi are substantially similar to the agreements of Beijing RYB, except that the agreements of Bozhi will remain effective for twenty years, when contract duration is applicable.

•                                          Agreements that transfer economic benefits to the Group:

Exclusive Consultation and Service Agreement

Pursuant to the exclusive consultation and service agreement, Beijing RYB engages RYB Technology as its exclusive operational consultant, and RYB Technology agrees to provide necessary education related consulting services to assist Beijing RYB’s operational activities and business development. Without the prior written consent of RYB Technology, Beijing RYB shall not accept any services subject to this agreement from any third parties. The fees for such consultation and service are determined at RYB Technology’s discretion. Unless RYB Technology terminates this agreement in advance, this agreement will remain effective for ten years.  Upon request by RYB Technology, contractual parties to this agreement shall extend the term of this agreement prior to its expiration. Other contractual parties to this agreement cannot terminate this agreement unilaterally. Certain kindergartens that elected not-for-profit status pursuant to the Law on the Promotion of Private Education as disclosed in Note 22 are not within the scope of this agreement. Those kindergartens engage Beijing RYB and its subsidiaries as their exclusive operational consultants through a separate set of exclusive consultation and service arrangements. The terms are substantially similar to the aforementioned agreement between Beijing RYB and RYB Technology.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.             ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

•             Agreements that transfer economic benefits to the Group: - continued

Exclusive Consultation and Service Agreement - continued

For the years ended December 31, 2017, 2018 and 2019, $6,075, $1,461 and $9,877 service fees, respectively, were charged by RYB Technology, TJ Qiyuan and BJ Beilin.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.             ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

In 2019, certain kindergartens of the Group, during the application or renewal process of registration, elected as not-for-profit kindergartens in the PRC and operated in compliance with PRC not-for-profit legal regimes. However, the Group believes these not-for-profit kindergartens do not meet the definition of a not-for-profit entity under accounting principles generally accepted in the United States of America (“U.S. GAAP”), and therefore treats these not-for-profit kindergartens as “for-profit” entities for accounting purposes. These not-for-profit kindergartens generally cannot declare dividends or distribute their net assets to their sponsors, the consolidated VIEs of the Group.

The Company generally does not have legal entitlement to distribute the net assets of these not-for-profit kindergartens. In the event of liquidation of these not-for-profit kindergartens, the net proceeds can only continue to be used for another not-for-profit kindergarten with similar purposes. In the unlikely case of liquidation of the not-for-profit kindergarten, the Company may be able to retain the residual value by naming another not-for-profit kindergarten of the Company in the PRC as the recipient, if one exists; however, the Company generally cannot name a for-profit entity as the recipient. Moreover, because the kindergarten generally would be required to provide for the continued education of its students, liquidation would not be a likely course of action and would be unlikely to result in significant residual assets available for distribution.

The Company maintains control of these not-for-profit kindergartens through its rights to designate a majority of the governing bodies’ board members, through which it has the legal ability to direct the activities most significantly impacting these not-for-profit kindergartens’ economic performance. The Company maintains a variable interest in these not-for-profit kindergartens through exclusive consultation and service arrangements in which fees for such consultation and service are determined at the Group’s discretion. The Company has the ability to provide additional contractual arrangements for educational and other services. The Group also has the ability to transfer its sponsor rights in these not-for-profit kindergartens to other parties, which could yield a return if and when these rights are transferred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.             ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

Under ASC 810-10, “Consolidation,” the Group believes it is the primary beneficiary of these not-for-profit kindergartens because it has, as further described herein: (1) the power to direct the activities of these not-for-profit kindergartens that most significantly affect their educational and economic performance and (2) the right to receive economic benefits from contractual and other arrangements with these not-for-profit kindergartens that could potentially be significant to these not-for-profit kindergartens. The Company accounts for the acquisition of the right to control these not-for-profit kindergartens in accordance with ASC 805, “Business Combinations.”

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

The Group’s business has been directly operated by the VIEs and their subsidiaries and kindergartens. For the years ended December 31, 2018 and 2019, the VIEs and their subsidiaries and kindergartens accounted for an aggregate of 65% and 68%, respectively, of the Group’s consolidated total assets, and 94% and 90% respectively of the Group’s consolidated total liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.                                      ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

The following financial information of the Company’s VIEs and VIEs’ subsidiaries and kindergartens after the elimination of inter-company transactions and balances as of December 31, 2018 and 2019, and for the three years ended December 31, 2019 was included in the accompanying consolidated financial statements:

	As of December 31,
	2018	2019
Cash and cash equivalents	41,133	37,548
Prepaid expenses and other current assets	11,101	9,548
Total current assets	58,503	57,023
Total assets	157,834	230,975
Total current liabilities	101,966	111,551
Total liabilities	120,766	197,212

	For the years ended December 31,
	2017	2018	2019
Net revenues	140,012	155,946	162,644
Net income	17,925	14,610	13,743

Net cash provided by (used in) operating activities	25,453	(2,159)	14,691
Net cash used in investing activities	(7,573)	(18,866)	(16,360)
Net cash provided by (used in) financing activities	381	436	(1,457)
Effects of exchange rate changes	3,609	(2,701)	(495)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to generate cash flows from operations, and the Group’s ability to arrange adequate financing arrangements, to support its working capital requirements.

The disruption on the Group’s business operations caused by the pandemic of COVID-19 has had material adverse effects on its financial condition and operations during the first quarter of 2020. As the disruptions are ongoing, the Group is unable to reasonably estimate the business resume date due to the uncertainties surrounding the business closures and other events related to the COVID-19 outbreak. To uphold its business and manage cash flows, the Group has reduced labor costs and other operational expenses, as well as reducing and postponing discretional capital expenditures. Management believes that there is no substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, consolidation of the VIEs, purchase price allocation relating to business acquisitions, valuation allowance for deferred tax assets, useful lives of property, plant and equipment and intangible assets, impairment of long-lived assets, intangible assets, goodwill and long term investments, and incremental borrowing rate for leases. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries and kindergartens.  All profits, transactions and balances among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries and kindergartens have been eliminated upon consolidation.

Foreign currency translation

The Company’s functional currency is the United States dollar. The functional currency of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries and kindergartens in the PRC is the Chinese Renminbi (“RMB”). The functional currency of the Company’s subsidiaries in Singapore is the Singapore dollar (“SGD$”).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Business Combinations

Business combinations are recorded using the acquisition method of accounting.  The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date.  The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, available-for-sale securities, accounts receivable, other receivables, current and non-current loan receivables, amounts due from related parties, current portion of long-term debt, amount due to related parties and other payables. The carrying amounts of cash and cash equivalents, term deposits, restricted cash, accounts receivable, other receivable, current loan receivables, amounts due from related parties, current portion of long-term debt, amount due to related parties and other payable approximate their fair values due to the short-term maturities of these instruments. Available-for-sale securities are carried at fair value. The carrying amount of non-current loan receivables approximates fair value as its interest rates are at the same level of current market yield for comparable loans.

Allowance for doubtful accounts

An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions.  Allowance is reversed when the underlying balance of doubtful accounts are subsequently collected.  Accounts receivable balances are written off when the Group determines that the balance is uncollectible.

Loan receivables

Loan receivables are recorded at unpaid principal balances, net of unearned interest income and allowance that reflects the Group’s best estimate of the amounts that may not be collected.

There is no allowance for loan losses recorded during the years ended December 31, 2017, 2018 and 2019.

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Buildings	35 years
Furniture, fixture and equipment	5 years
Motor vehicles	5 years
Leasehold improvement and building improvement	Shorter of lease term or economic life

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.             SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment, net — continued

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

Leases

The Group has lease contracts for offices, kindergartens, play-and-learn centers and student care centers in different cities in the PRC and Singapore under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to nineteen years, none of them include options to extend or terminate the leases.

For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Intangible assets, net

Intangible assets with definite lives are carried at cost less accumulated amortization and impairment. The amortization of such intangible assets is recognized over the expected useful lives of the assets.

Intangible assets with indefinite lives is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

Impairment of long-lived assets with definite lives

Long-lived assets, including intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group recorded impairment losses on intangible assets with definite lives of $nil, $nil and $79 during the years ended December 31, 2017, 2018 and 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.             SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of goodwill and indefinite-lived intangible assets

Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. The guidance permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.  Absent from any impairment indicators, the Group performs its annual impairment test on the last day of each fiscal year.

The Group performed its annual impairment test, at December 31, using a two-step approach.  The first step compares the fair value of a reporting unit to its carrying amount, including goodwill.  If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required.  If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount.  If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.  The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

(a)           Equity method investments - continued

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimates the fair value of the investee company using discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group did not record any impairment losses on its equity method investments during the years ended December 31, 2017, 2018 and 2019.

(b)           Available-for-sale securities

For investment in preferred shares which is determined to be debt securities, the Group accounts for them as long-term available-for-sale securities when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income (loss).

The Group reviews its investment in available-for-sale securities, for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. When assessing investments for other-than-temporary declines in value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment, in determining if impairment is needed.

Revenue recognition

On January 1, 2018, the Group adopted ASC 606 applying the modified retrospective method to all contracts that were not completed as of January 1, 2018. Results for reporting period beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The Group recorded a net reduction to opening accumulated deficit of $931 as of January 1, 2018 due to the cumulative impact of adopting ASC 606. The impacts to revenue for the year 2018 were an increase of $1,151 as a result of adopting ASC 606.

The Group follows five steps for its revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.             SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The Group generated its revenues from the following revenue sources:

(i)            Tuition fees generated from kindergarten services, play-and-learn centers services and student care services

The Group provides private kindergarten services, play-and-learn centers services and students care centers services to students. Tuition fees are collected in advance and are initially recorded as deferred revenue.

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

Student care services provide a different series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and not sold standalone. Therefore, student care services are accounted for as a single performance obligation.

The transaction prices for kindergarten services, play-and-learn centers services and student care services are determined by the contract amount net of refund. For the kindergarten program, the students can claim certain amount of the tuition refund, upon withdrawal, if more than a certain number of classes are missed. For the play-and-learn program, students are entitled to refund, upon withdrawal, for unused portion of the prepaid course fees. For the student care services, the students can claim refund, upon withdrawal, if classes are missed due to illness. The refund amount is subject to the refund policy at each facility and the timing of the student’s withdrawal.

Revenues for the kindergarten services and student care center services are recognized on a straight line basis over the service period from the registration day to the day on which the service period ends. Revenues for the play-and-learn centers services are recognized ratably over the course of the programs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

(v)          Royalty fees

The Group also sells educational merchandise and provides kindergarten solutions through its other business partners. The royalty fees are received upfront and recorded as deferred revenue. The Group identified the royalty fees as a single performance obligation, and revenues are recognized over time throughout the contract terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.             SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Disaggregation of revenue

The following table presents the Group’s revenues disaggregated by revenue sources.

	Years ended December 31,
	2017	2018	2019
Net revenues:
PRC kindergartens	105,679	124,175	131,427
PRC play-and-learn centers	29,871	26,777	24,901
Singapore kindergartens, student care centers and others	—	—	19,073
Others	5,253	5,546	6,882

Total net revenues	140,803	156,498	182,283

The following table presents the Group’s revenues disaggregated by revenue types.

	Years ended December 31,
	2017	2018	2019
Services:
Tuition fees from kindergartens, play-and-learn centers and student care centers	100,745	117,080	147,417
Franchise fees	13,537	14,365	12,269
Training and other services	7,703	7,161	6,156
Royalty fees	884	610	341
	122,869	139,216	166,183
Products:

Sale of educational merchandise	17,934	17,282	16,100

Total net revenues	140,803	156,498	182,283

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.             SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract liabilities

The Group’s contract liabilities consists of prepayments from customers and deferred revenue, primarily relate to the advance consideration received from customers, which include tuition fees received from customers, initial franchise fees and annual franchise fees received from franchisees, advance consideration of educational merchandise received from customers, and royalty fees received from other business partners, for which services have not yet been provided to the customers. The prepayments from customers and deferred revenue are recognized as revenue once the criteria for revenue recognition are met.

The table below reflects the Group’s contract liabilities:

	As of December 31,
	2018	2019
Prepayments from customers, current portion	6,647	5,904
Prepayments from customers, non-current portion	3,582	2,508
Deferred revenue, current portion	29,578	31,993
Deferred revenue, non-current portion	6,915	5,531

The Group recognized $29,000 in revenue for the year ended December 31, 2019 which related to contract liabilities that existed at December 31, 2018. The Group recognized $31,000 in revenue for the year ended December 31, 2018 which related to contract liabilities that existed at December 31, 2017.

There was no contract asset recorded as of December 31, 2018 and 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes

Pursuant to the PRC tax laws, in case of any product sales, generally the value added tax (“VAT”) rate is 17% of the gross sales for general VAT payer before May 1, 2018. Some subsidiaries of the Group are deemed as general VAT payer for the sales of educational merchandise and the intercompany sales.  The net VAT balance, after netting off the input VAT, is recorded as accrued expenses and other current liabilities in the Group’s consolidated financial statements.

Since May 1, 2018, the VAT rate decreased to 16% of the gross sales for general VAT payer. Therefore, VAT is calculated at 16% on the sales of educational merchandise and paid after deducting input VAT on purchases for the period of May 1, 2018 to March 31, 2019.

Since April 1, 2019, the VAT rate decreased to 13% of the gross sales for general VAT payer. Therefore, VAT is calculated at 13% on the sales of educational merchandise and paid after deducting input VAT on purchases since April 1, 2019.

Tuition fees generated from kindergarten services in the PRC are qualified for VAT exemption pursuant to a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation. Revenue generated from other services in the PRC, namely play-and-learn center services, franchise fees, royalty fees, and training services, is reported net of VAT, at a rate of 6%, collected on behalf of PRC tax authorities, except for an entity who is designated as a small scale VAT payer. Small scale VAT payer is subject to VAT at a rate of 3% on play-and-learn center services and training services.

Goods and Services Tax (“GST”) is a broad-based value added tax in Singapore, which is imposed on all supplies of goods and services in Singapore made by a taxable person for business purposes. GST rate is 7% of the gross sales. Singapore’s entities whose taxable turnover for the past 12 months exceeds SGD$1 million or the taxable turnover in the next 12 months to be more than SGD$1 million should be registered as GST-registered companies, their revenue generated from kindergarten services, student care center services and others, is reported net of GST collected on behalf of Singapore tax authorities. For Non-GST registered entities, they are qualified for GST exemption for all kinds of revenue.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

Share-based compensation are measured based on the grant date fair value of the equity instrument.  Share-based compensation expenses are recognized over the requisite service period based on the graded vesting attribution method with corresponding impact reflected in additional paid-in capital.  When no future services are required to be performed by grantees in exchange for an award of equity instruments, the cost of the award is expensed on the grant date.  The Group elects to recognize forfeitures when they occur.

Government subsidies

The Group receives government subsidies at the discretion of the local government based on certain criteria in relation to the Group’s kindergarten operations. Government subsidies are recognized as liabilities when the government subsidies are received, and released to consolidated statements of operations as government subsidy income when the Group is not subject to further obligation or future refunds. For government subsidies granted to specific kindergartens to subsidize their rental and teacher training costs are recorded by offset to the cost of revenues when the conditions are met.

For the years ended December 31, 2017, 2018 and 2019, $863, $683 and $499 were recognized as government subsidy income, respectively; $nil, $1,098 and $6,022 were recognized as reduction of cost of revenues, respectively.

Net income (loss) per share

Basic net income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.  Diluted net income per share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised or converted into ordinary shares.  The dilutive effect of outstanding share-based awards is reflected in the diluted net income per share by application of the treasury stock method.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.  The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  The cash and cash equivalents of the Group included aggregate amounts of $42,068 and $39,020, which were denominated in RMB, at December 31, 2018 and 2019, respectively, representing 41% and 56% of the cash and cash equivalents at December 31, 2018 and 2019, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposits, accounts receivable, loan receivables, amounts due from related parties and other current assets.  As of December 31, 2019, all of the Group’s cash and cash equivalents and term deposits were deposited in financial institutions located in the PRC, the United States of America and Singapore. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC and Singapore. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues or accounts receivable from customers which individually represent greater than 10% of the total net revenues in the three years ended December 31, 2019 or accounts receivable as of December 31, 2018 and 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.             SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Group has elected not to record on the balance sheet leases with an initial term of twelve months or less. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU No. 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 (the “optional transition method”) and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements.

The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach allowed under ASU 2018-11, without adjusting the comparative periods presented. The Group elected the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases. Upon adoption of Topic 842, the Group recognized right-of-use assets and corresponding lease liabilities of $78,909 and $84,243, respectively, on the consolidated balance sheet. The difference between the right-of-use assets and lease liabilities was due to prepaid and accrued rent. The adoption did not have a material impact on the Group’s consolidated statements of operations or consolidated statements of cash flows upon adoption as described in Note 14. The adoption of Topic 842 also did not result in a cumulative-effect adjustment to retained earnings.

Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.             SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

All entities may adopt the amendments in this update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be a material impact on its consolidated financial statements from the adoption of the new guidance.

In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for the Company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be a material impact on its consolidated financial statements from the adoption of the new guidance.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Company on January 1, 2020. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be impact on its consolidated financial statements and related disclosures from the adoption of the new guidance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The results of operations attributable to BJ Hengda are included in the consolidated statement of operations beginning on May 2, 2018, which included net revenue of $481 and pre-tax net loss of $748 for the year ended December 31, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The results of operations attributable to Shandong Buladun are included in the consolidated statement of operations beginning on May 1, 2018, which included net revenue of $2,393 and pre-tax net income of $958 for the year ended December 31, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.             BUSINESS ACQUISITIONS - continued

Acquisition of Shanghai Peidi Culture Communication Co., Ltd. (“Shanghai Peidi”) and Shanghai Jingdepu Education School (“Shanghai Jingdepu”)

On July 1, 2018, the Group acquired 80% equity interest in Shanghai Peidi and 100% equity interest of Shanghai Jingdepu for a total cash consideration of $4,197. Shanghai Peidi and Shanghai Jingdepu operate two kindergartens in Shanghai. The transaction was considered a business acquisition and was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair market value at the date of acquisition.

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

The results of operations attributable to Shanghai Peidi and Shanghai Jingdepu are included in the consolidated statement of operations beginning on July 1, 2018, which included net revenue of $1,781 and pre-tax net income of $257 for the year ended December 31, 2018.

As part of this acquisition, the non-controlling shareholder also received a put option to sell its entire non-controlling interest of Shanghai Peidi to the Group based on multiple of Shanghai Peidi’s net profit (excluding non-recurring items) at the year when option is exercised. The non-controlling interest has been recorded as a redeemable non-controlling interest presented in the mezzanine equity section of the consolidated balance sheets at an initial amount of $1,431 estimated by the management with the assistance from an independent appraiser. Subsequently, the non-controlling interest was carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interest’s share of net income or loss or (2) the expected redemption value. The increased and decreased amount to the expected redemption value of $169 and $143, respectively, was recorded to retained earnings for the year ended December 31, 2018 and 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.             BUSINESS ACQUISITIONS - continued

Acquisition in Digital Knowledge World Co., Ltd. (“DKW”)

On September 1, 2018, the Group acquired 90% equity interest in DKW for a total cash consideration of $17,130. DKW operates three international kindergartens in Beijing. The transaction was considered a business acquisition and recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at their fair market value at the date of acquisition.

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

The results of operations attributable to DKW are included in the consolidated statement of operations beginning on September 1, 2018, which included net revenue of $3,493 and pre-tax net income of $463 for the year ended December 31, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.             BUSINESS ACQUISITIONS - continued

Acquisition in Shenzhen Ranlo Education investment Co., Ltd. (“Shenzhen Ranlo”)

On January 1, 2019, the Group acquired 100% equity interest in Shenzhen Ranlo for cash consideration of $5,985. Shenzhen Ranlo owned and operated a kindergarten located in Shenzhen, PRC. The transaction was considered a business acquisition and recorded using the acquisition method of accounting. The acquired assets and liabilities assumed were recorded at their fair market value at the acquisition date.

The management performed a purchase price allocation with the assistance from an independent appraiser, as of the acquisition date:

		Depreciation or
		amortization period
Cash and cash equivalents	576
Other current assets	789
Property, plant and equipment, net	4,462	5-10 years
Operating lease right-of-use assets	2,612
Intangible assets:
Student base	145	4 years
Other current liabilities	(477)
Deferred tax liabilities	(36)
Deferred revenue	(245)
Operating lease liabilities	(2,612)
Goodwill	771
Total	5,985

The results of operations attributable to Shenzhen Ranlo are included in the consolidated statement of operations beginning on January 1, 2019, which included net revenue of $1,716 and pre-tax net loss of $661 for the year ended December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.             BUSINESS ACQUISITIONS - continued

Acquisition in Global Eduhub Holding Limited. (“GEH”)

On April 1, 2019, the Group acquired 77% equity interest in GEH for cash consideration of $21,414. GEH operates kindergartens and student care centers in Singapore which facilitate the Group to expand its services outside of the PRC. The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities assumed were recorded at their fair market value at the acquisition date.

The management performed a purchase price allocation with the assistance from an independent appraiser, as of the acquisition date:

		Depreciation or
		amortization period
Cash and cash equivalents	663
Other current assets	2,224
Property, plant and equipment, net	2,920	5-10 years
Operating lease right-of-use assets	5,924
Intangible assets:
Student base	3,650	5.67 years
Trademark	7,766	Indefinite
Initial franchise	1,626	3.75 years
Other current liabilities	(6,266)
Deferred tax liabilities	(2,217)
Operating lease liabilities	(6,062)
Non-controlling interest	(6,895)
Goodwill	18,081
Total	21,414

The results of operations attributable to GEH are included in the consolidated statement of operations beginning on April 1, 2019, which included net revenue of $19,193 and pre-tax net income of $1,310 for the year ended December 31, 2019.

As part of this acquisition, the non-controlling shareholders also received a put option to sell their entire non-controlling interests of GEH to the Group based on multiple of GEH's earnings before interest, taxes, depreciation and amortization for the financial year preceding the date when option is exercised. The non-controlling interests have been recorded as redeemable non-controlling interests presented in the mezzanine equity section of the consolidated balance sheets at an initial amount of $6,895 estimated by the management with the assistance from an independent appraiser. Subsequently, the non-controlling interests were carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interest’s share of net income or loss or (2) the expected redemption value. Adjustments to reconcile the carrying value to the maximum redemption amount are recorded to retained earnings. There was no such adjustment during the year ended December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.             BUSINESS ACQUISITIONS - continued

Acquisition in Shanghai Geleli Technology Development Co.(“Shanghai Geleli “)

On June 4, 2019, the Group acquired 51% equity interest in Shanghai Geleli for cash consideration of $5,310. Shanghai Geleli is primarily engaged in sale of children toys and teaching aid tools. The acquisition would further enrich Group’s offering on educational merchandise and services to customers. The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities assumed were recorded at their fair market value at the acquisition date.

The management performed a purchase price allocation with the assistance from an independent appraiser, as of the acquisition date:

		Depreciation or
		amortization period
Cash and cash equivalents	1,190
Other current assets	611
Operating lease right-of-use assets	64
Intangible assets:
Brand	1,129	5 years
Non-compete agreement	347	5 years
Customer relationship	87	9.5 years
Other current liabilities	(177)
Deferred tax liabilities	(391)
Operating lease liabilities	(64)
Non-controlling interest	(4,050)
Goodwill	6,564
Total	5,310

The results of operations attributable to Shanghai Geleli are included in the consolidated statement of operations beginning on June 4, 2019, which included net revenue of $1,088 and pre-tax net loss of $77 for the year ended December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.             BUSINESS ACQUISITIONS - continued

Acquisition in Beijing Xingqiba Network Technology Co., Ltd. (“Beijing Xingqiba”)

On May 1, 2019, the Group acquired 51% equity interest in Beijing Xingqiba for cash consideration of $1,297. Beijing Xingqiba mainly engages in providing interactive learning software and child art courses, which would supplement well the Group’s online learning platform. This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities assumed were recorded at their fair market value at the acquisition date. As of December 31, 2019, consideration payable of $575 remained outstanding.

The management performed a purchase price allocation with the assistance from an independent appraiser, as of the acquisition date:

		Depreciation or
		amortization period
Cash and cash equivalents	2
Other current assets	20
Intangible assets:
Software and courses	208	5 years
Non-compete agreement	297	6 years
Exclusive agent agreement	30	0.67 year
Other current liabilities	(26)
Deferred tax liabilities	(134)
Non-controlling interest	(1,130)
Goodwill	2,030
Total	1,297

The results of operations attributable to Beijing Xingqiba are included in the consolidated statement of operations beginning on May 1, 2019, which included net revenue of $230 and pre-tax net loss of $343 for the year ended December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.             BUSINESS ACQUISITIONS - continued

Acquisition in Mulberry Learning Centre Alexandra Pte. Ltd. (“Mulberry Alexandra”)

On November 1, 2019, the Group acquired 100% equity interest in Mulberry Learning Centre Alexandra Pte. Ltd., a kindergarten located in Singapore, for cash consideration of $1,047. This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities assumed were recorded at their fair market value at the acquisition date.

The management performed a purchase price allocation with the assistance from an independent appraiser, as of the acquisition date:

		Depreciation or
		amortization period
Cash and cash equivalents	283
Other current assets	67
Property and equipment, net	91	5-10 years
Operating lease right-of-use assets	557
Intangible assets:
Student base	190	5.17 years
Other current liabilities	(431)
Deferred tax liabilities	(47)
Operating lease liabilities	(557)
Goodwill	894
Total	1,047

The results of operations attributable to Mulberry Alexandra are included in the consolidated statement of operations beginning on November 1, 2019, which included net revenue of $236 and pre-tax net income of $70 for the year ended December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.             BUSINESS ACQUISITIONS - continued

The following summary of unaudited pro forma result of operations for the years ended December 31, 2017 and 2018 was presented with the assumption that the acquisitions during the year ended December 31, 2018 occurred as of January 1, 2017. These pro forma results do not purport to be indicative of the results of operations which would have resulted had these acquisitions occurred as of December 31, 2017, nor are they indicative of future operating results.

	Years ended December 31,
	2017	2018
Pro forma net revenue	154,124	165,309
Pro forma net income attributable to RYB Education, Inc.	9,442	380
Pro forma net income per ordinary share-basic	0.38	0.01
Pro forma net income per ordinary share- diluted	0.36	0.01

The following summary of unaudited pro forma result of operations for the years ended December 31, 2018 and 2019 was presented with the assumption that the acquisitions during the years ended December 31, 2019 occurred as of January 1, 2018. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor are they indicative of future operating results.

	Years ended December 31,
	2018	2019
Pro forma net revenue	181,964	189,907
Pro forma net loss attributable to RYB Education, Inc.	(2,279)	(2,791)
Pro forma net loss per ordinary share-basic	(0.08)	(0.10)
Pro forma net loss per ordinary share- diluted	(0.08)	(0.10)

4.                                      ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2018	2019
Accounts receivable	910	2,896
Less: allowance for doubtful accounts	(34)	(92)
Accounts receivable, net	876	2,804

Movement of allowance for doubtful accounts was as follows:

	As of December 31,
	2018	2019
Balance at beginning of the year	36	34
Addition	—	58
Foreign currency adjustment	(2)	—
Balance at end of the year	34	92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

5.                                      INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2018	2019
Educational merchandise	4,811	7,256
	4,811	7,256

No inventory write-down was provided for the years ended December 31, 2017, 2018 and 2019.

6.                                     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2018	2019
Prepaid service fees	3,620	3,392
Prepaid rental expenses (Note)	2,734	607
Staff advances	597	1,730
Prepayment for inventories and others	1,731	186
Government subsidy receivables	—	931
Receivables from the disposal of subsidiaries	574	486
Receivables from third party payment platform	82	346
Project deposit	—	431
Interest receivables	121	176
Others	1,784	1,994
	11,243	10,279

Note: The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach allowed under ASU 2018-11 as described in Note 2. The balance as of December 31, 2019 represents prepaid rental expenses for short-term leases which the Group elected not to record on balance sheets under Topic 842. The prepaid rental expenses for operating lease expenses as of December 31, 2019 were included in the Group’s operating lease right-of-use assets on its consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

7.                                      LOAN RECEIVABLES

On May 21, 2018, the Group provided a loan of $574 to a third party supplier, and the interest rate was set at the commercial bank deposit rate. The maturity date of the loan was December 30, 2019. In 2019, the maturity date was extended to December 31, 2020.

In August 2018, the Group provided a loan of $575 to Shanghai Peidi’s non-controlling shareholder at interest rate of 7% per annum. The repayment of the loan was guaranteed by 20% equity shares of another company held by the borrower and the loan will be repaid on the second anniversary of the loan origination.

No allowance for loan loss recorded for above loan receivables in 2018 and 2019.

8.                                      PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2018	2019
Buildings	907	896
Furniture, fixture and equipment	10,639	13,684
Leasehold improvement	61,735	73,163
Motor vehicles	1,154	1,040
Total	74,435	88,783
Less: Accumulated depreciation	(28,539)	(38,641)
	45,896	50,142

Depreciation expenses were $6,099, $7,530 and $9,296 for the years ended December 31, 2017, 2018 and 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

9.                                      GOODWILL

The Group has ten reporting units where they carry goodwill resulting from acquisitions. The changes in carrying amount of goodwill for the years ended December 31, 2018 and 2019 were as follows.

	As of December 31,
	2018	2019
Costs:
Beginning balance	428	25,096
Addition (Note 3)	25,035	28,340
Foreign currency adjustment	(367)	(412)
Ending balance	25,096	53,024
Goodwill impairment loss	—	(337)
Goodwill, net	25,096	52,687

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. When determining the fair value of each reporting unit, the Group used discounted cash flow model that included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit’s operation and the uncertainty inherent in the Group’s internally developed forecast.

The Group recorded $nil, $nil and $337 impairment of goodwill for the years ended December 31, 2017, 2018 and 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

10.                               INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2018	2019
Intangible assets not subject to amortization:
Trademark	—	7,766
Intangible assets subject to amortization:
Trademark	1,367	1,350
Student base	3,632	7,526
Initial franchise	—	1,626
Brand	—	1,120
Non-compete agreement	—	632
Customer relationship	—	86
Software and courses	—	340
Contracts	—	29
Total costs	4,999	20,475
Less: accumulated amortization	(508)	(2,696)
impairment loss	—	(79)
Intangible assets, net	4,491	17,700

Amortization expenses for intangible assets for the years ended December 31, 2017, 2018 and 2019 were $nil, $529 and $2,224, respectively. As of December 31, 2019, the estimated amortization expenses related to intangible assets for next five years is expected to be $2,670, $2,701, $2,288, $1,282 and $942 respectively, and $51 thereafter.

The Group recorded impairment loss for the intangible assets of $nil, $nil and $79 for the years ended December 31, 2017, 2018 and 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The Group shared loss of $239, $291 and $664 from its equity method investments during the years ended December 31, 2017, 2018 and 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

11.                               LONG-TERM INVESTMENTS - continued

Equity method investments — continued

The summarized financial information of the Group’s equity method investments, in accordance with Rule 4-08 of Regulation S-X, is as follows:

	As of December 31,
	2018	2019
Current assets	835	3,045
Non-current assets	2,307	3,575
Current liabilities	(2,116)	(3,002)
Non-current liabilities	—	(886)

	Years ended December 31,
	2017	2018	2019
Total revenues	1,960	3,893	3,139
Gross profit	755	917	460
Loss from operations	(693)	(1,444)	(3,124)
Net loss	(729)	(1,584)	(3,132)

Available-for-sale securities

On June 25, 2018, the Group entered into an investment agreement with the owners of Beijing Borderless Education Consulting Co., Ltd. (“Beijing Borderless”), a company established in the PRC, principally engaged in providing education content and operating traditional cultural service platforms. The Group purchased 20% equity ownership interest for a cash consideration of $436. The investment was classified as available-for-sale security and measured at fair value as the Group determined that investment was debt security due to the redemption option available to the investor. The unrealized holding gains or losses of nil was reported in other comprehensive income for the years ended December 31, 2018 and 2019.

On July 2, 2019, the Group entered into an investment agreement with the owners of Beijing Rui Le Future Education Technology Co., Ltd (“Beijing Rui Le”), a company established in the PRC, principally engaged in providing pre-school education training services. The Group purchased 16% equity ownership interest for cash consideration of $575. The investment was classified as available-for-sale security and measured at fair value as the Group determined that investment was debt security due to the redemption option available to the investor. The unrealized holding gains or losses of nil was reported in other comprehensive income for the year ended December 31, 2019.

No impairment indicator was noted at the end of 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

12.                              OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2018	2019
Rental deposits (1)	4,027	6,638
Prepayment for investments (2)	20,021	6,295
Prepayment for property, plant and equipment	—	2,880
Others	—	671
	24,048	16,484

(1)         Rental deposits represent office and kindergartens rental deposits for the Group’s operations, which will not be refunded within one year.

(2)         On September 12, 2018, the Group entered into an agreement with a third party to acquire Shenzhen Ranlo. As of December 31, 2018, the group paid consideration for this acquisition of $5,515 in cash, accordingly the Group recognized the prepayment as other non-current assets. The transaction was completed in January 2019.

On December 20, 2018, the Group entered into a loan agreement with the controlling shareholder (“borrower”) in a leading Singapore-based private childhood education group GEH for a loan of $14,506 to the borrower. On February 5, 2019, the Group further entered into a definitive agreement to acquire borrower’s interest holding over GEH for approximately RMB125 million (equivalent to $14,506) in cash. On March 26, 2019, the Group entered into a series of share purchase agreement with borrower and other shareholders of GEH, pursuant to which the Group acquired 77% of the equity interest in GEH for a total cash consideration of RMB146.2 million (equivalent to $21,400), the principal of the loan to borrower was settled as part of the acquisition consideration and interest on the loan was waived per agreement. Since the loan was subsequently settled as acquisition consideration, the Group recorded the loan as other non-current assets as of December 31, 2018. The acquisition in the GEH was completed in April 2019.

On June 21, 2019, the Group entered into an agreement to additionally acquire 10% equity interest, from the non-controlling interest holder, of Shandong Buladun. As of December 31, 2019, the group paid consideration for this acquisition of $1,362 in cash. The transaction is expected to be completed in 2020.

On July 15, 2019, the Group entered into an agreement with third parties to acquire 80% equity interest in five kindergartens in Singapore. As of December 31, 2019, the group has partially paid consideration for this acquisition of $297 in cash. The transaction is expected to be completed in 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

12.                              OTHER NON-CURRENT ASSETS — continued

On September 6, 2019, the Group entered into agreement to acquire 10% equity interest, from the non-controlling interest holder, of DKW. As of December 31, 2019, the group has paid consideration for this acquisition of $4,636 in cash. The transaction is expected to be completed in 2020.

13.                              ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2018	2019
Salary and welfare payable	26,963	29,724
Accrued expenses	16,190	11,510
Payables for purchase of property, plant and equipment	2,878	2,861
Payables for purchase of educational merchandise	3,141	3,741
Other tax payable	282	917
Acquisition consideration payable	5,719	575
Others	5,256	7,144
	60,429	56,472

14.                              LEASES

Operating leases

The Group’s leases consist of various operating lease contracts for offices, kindergartens, play-and-learn centers and student care centers in different cities in the PRC and in Singapore. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group chooses to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2019, the Group had no leases that were classified as a financing lease. As of December 31, 2019, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the year ended December 31, 2019 was $16,956 and was recorded in cost of revenues, and general and administrative expenses on the consolidated statements of operations.

The short term lease expenses for the year ended December 31, 2019 was $3,363 and was recorded in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.          LEASES - continued

Operating leases - continued

For the year ended
December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	15,514
Right-of-use assets obtained in exchange for new lease obligations:	25,685
Weighted average remaining lease term	9.03 years
Weighted average discount rate	6.6%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

Years ending December 31,
2020	17,479
2021	13,543
2022	11,705
2023	12,606
2024	10,675
2025 and thereafter	53,826

Less: imputed interest	32,423

Total	87,411

Future minimum payments under non-cancelable operating leases related to offices and kindergartens and play-and-learn centers consisted, as of December 31, 2018, under ASC 840, the predecessor to Topic 842, was as follows:

Years ending December 31,
2019	16,607
2020	15,075
2021	13,155
2022	12,002
2023	10,913
2024 and thereafter	64,845
132,597

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.  The terms of the leases do not contain lease escalation or contingent rents.  For the years ended December 31, 2017 and 2018, total rental expense for all operating leases amounted to $11,760 and $16,195, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.                               FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group measured its financial assets and liabilities, including cash equivalents, term deposits, available-for-sale securities, restricted cash, accounts receivable, loan receivables, amounts due from related parties, other receivables, long-term debt, amount due to related parties and other payables on a recurring basis as of December 31, 2018 and 2019.  Cash and cash equivalents, term deposits and restricted cash are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The carrying amounts of accounts receivables, loan receivables-current and amounts due from related parties approximate their fair values. The carrying amount of loan receivables —noncurrent approximates fair value as its interest rates are at the same level of current market yield for comparable loans.

The Group measured available-for-sale securities based on a valuation which utilizes income approach to determine the equity value and the options-pricing method to determine the allocated values between preferred shares and common shares. The available-for-sale securities are classified within Level 3 of the fair value hierarchy because the Group used unobservable inputs to value the investments. The significant unobservable inputs include the forecast financial performance of the investee business and discount rate to determine the fair value of the business.

Measured or disclosed at fair value on a non-recurring basis

The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Intangible assets are measured using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. For goodwill impairment testing, refer to Note 9 for details. The Group recognized impairment loss of $nil, $nil and $416 related to goodwill and intangible assets acquired for the years ended December 31, 2017, 2018 and 2019.

The Group measures long-term equity method investment at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. The Group did not recognize any impairment loss related to the long-term equity method investment for the years ended December 31, 2017, 2018 and 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Upon the completion of the Company’s IPO in September, 2017, (i) 3,253,870 of Class A ordinary shares were re-designated as Class B ordinary shares on a one-for-one basis, (ii) 9,352,676 of Class B ordinary shares were re-designated Class A ordinary shares on a one-for-one basis, (iii) the golden share was redeemed by the Company, and (iv) the Company offered and issued 5,500,000 Class A ordinary shares with a par value $0.001 per share at the total proceeds of $94,627 through IPO.  IPO related expense is $4,492, out of which $3,073 was paid in 2017 and the remaining was paid in 2018.

As of December 31, 2019, there were 29,213,801 shares issued and 27,586,346 shares outstanding. As of December 31, 2018, there were 29,213,801 ordinary shares issued and outstanding.

Share repurchase program

On November 24, 2017, the Company announced that the board of directors of the Company has approved a share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to $50,000 during the next 12 months. As of December 31, 2019, the Company did not repurchase any shares under this program.

On December 18, 2018, the Company announced that the board of directors of the Company approved another share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to $12,000 during the next 12 months. Pursuant to this share repurchase plan, the Company repurchased 1,627,455 shares as of December 31, 2019, with a total consideration of approximately $12,000 at a price range of $6.50 to $8.00 per share, including brokerage commissions. The shares repurchased by the Company were accounted for at cost as treasury stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.          SHARE INCENTIVE PLAN - continued

Share options - continued

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

A summary of the share option activities is as follows:

	Number	Weighted	Weighted average	Weighted average	Aggregate
	of options	average	grant-date	remaining contractual	intrinsic
	outstanding	exercise price	fair value per option	term (years)	value

Options outstanding at January 1, 2019	4,057,011	7.00	3.62	5.93	7,000
Forfeited	(48,453)	5.99	9.95	—	—

Options outstanding at December 31, 2019	4,008,558	7.02	3.54	5.14	6,084

Options vested and expected to vest at December 31, 2019	4,008,558	7.02	3.54	5.14	6,084

Options exercisable at December 31, 2019	3,304,234	6.03	3.09	4.64	6,084

The weighted average grant date fair value of options granted during the years ended December 31, 2017, 2018 and 2019 were $5.75, $17.39 and $nil, respectively. The total fair value of options vested during the year ended December 31, 2017, 2018 and 2019 were $513, $14,782 and $3,320, respectively. The total intrinsic value of options exercised during the year ended December 31, 2017, 2018 and 2019 were $5,612, $nil and $nil, respectively.

For share options that vest on grant date, the cost of award is expensed on the grant date. For the graded vesting share options, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. The Company recorded share-based compensation expenses relating to share options of $3,990, $4,869 and $2,069 for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, total unrecognized compensation expenses relating to share options were $1,068, which is expected to be recognized over a weighted average period of 1.48 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.          SHARE INCENTIVE PLAN - continued

Share options - continued

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	As of December 31,
Grant date	2017	2018
Risk-free interest rate	2.15%~2.31%	2.73%
Expected volatility	40%	38%
Expected dividend yield	—	—
Exercise multiples	2.8/2.2	2.2
Fair value of underlying ordinary share	11.67	17.40

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

(3)                                Expected dividend yield

Expected dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.          SHARE INCENTIVE PLAN - continued

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

On July 29, 2019, the Company granted 8,388 nonvested shares to an employee. 25% of the nonvested will be vested on July 29, 2020. 75% of the nonvested will be vested quarterly in twelve quarters with equal quarterly installments after July 29, 2020. The grant date fair value of the nonvested shares was $6.06 per share, which was the closing price of the Company’s ordinary share on NYSE on July 29, 2019. This grant resulted in a total share-based compensation of $51, to be recognized ratably over the requisite service period of 4 years.

On August 20, 2019, the Company granted 240,000 nonvested shares to two directors and executive officers. 25% of the nonvested will be vested on August 20, 2020. 75% of the nonvested will be vested quarterly in twelve quarters with equal quarterly installments after August 20, 2020. The grant date fair value of the nonvested shares was $6.69 per share, which was the closing price of the Company’s ordinary share on NYSE on August 20, 2019. This grant resulted in a total share-based compensation of $1,606, to be recognized ratably over the requisite service period of 4 years.

On December 4, 2019, the Company granted 9,146 nonvested shares to an employee. 25% of the nonvested will be vested on December 4, 2020. 75% of the nonvested will be vested quarterly in twelve quarters with equal quarterly installments after December 4, 2020. The grant date fair value of the nonvested shares was $5.55 per share, which was the closing price of the Company’s ordinary share on NYSE on December 4, 2019. This grant resulted in a total share-based compensation of $51, to be recognized ratably over the requisite service period of 4 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.          SHARE INCENTIVE PLAN - continued

Nonvested shares - continued

A summary of the nonvested shares activities is as follows:

	Number	Weighted
	of nonvested shares	average grant date	Aggregate
	outstanding	fair value	intrinsic value

Nonvested shares outstanding at January 1, 2019	218,000	20.16	1,273

Granted	257,534	6.63
Vested	(92,000)	20.27

Nonvested shares outstanding at December 31, 2019	383,534	11.05	2,090

The weighted average grant date fair value of nonvested shares granted during the years ended December 31, 2017, 2018 and 2019 were $nil, $20.16 and $6.63, respectively. The total fair value of nonvested shares vested during the year ended December 31, 2017, 2018 and 2019 were $nil, $nil and $669, respectively.

No nonvested shares were granted in 2017.

The Group recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The Company recorded share-based compensation expenses relating to nonvested shares of $1,878 and $1,893 for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, total unrecognized compensation expenses relating to nonvested shares were $2,331, which is expected to be recognized over a weighted average period of 3.11 years.

18.                               INCOME TAXES

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

The Company’s subsidiaries located in Hong Kong and are subject to a profits tax rate of 8.25% on assessable profits on the first Hong Kong Dollars (“HK$”) 2 million and 16.5% for any assessable profits in excess of HK$2 million starting from the financial commencing on April 1, 2018.

Singapore

The Company’s subsidiaries located in Singapore are subject to Singapore corporate income tax at a rate of 17% in 2019 and Group Relief, which enables companies to deduct unutilized capital allowances, trade losses, and donations of one company from the assessable income of another company in the same group. The Company’s subsidiaries located in Singapore are subject to tax exemption scheme, which companies can enjoy 75% exempted from tax for the first SGD$10 thousand and 50% exempted from tax for the next SGD$190 thousand for the year ended December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Years ended December 31,
	2017	2018	2019

Current tax expense	9,291	6,351	6,010
Deferred tax expense	(5,479)	(3,892)	(2,469)

	3,812	2,459	3,541

The principle components of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,
	2017	2018	2019

Deferred tax assets
Accrued expenses	3,615	4,094	5,551
Net operating loss carry-forwards	11,337	14,123	15,469

Total deferred tax assets	14,952	18,217	21,020
Less: valuation allowance	(2,522)	(2,022)	(2,859)

Deferred tax assets, net	12,430	16,195	18,161

Deferred tax liabilities
Acquired intangible assets, net	—	1,110	3,384

Total deferred tax liabilities	—	1,110	3,384

As of December 31, 2018 and 2019, the Group had net operating loss carried forward from the PRC entities of $56,492 and $61,586, respectively, which will expire on various dates from December 31, 2020 to December 31, 2024, and the remaining tax losses from Hong Kong entities will be carried forward indefinitely.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.          INCOME TAXES - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended December 31,
	2017	2018	2019

Income before income taxes	10,592	1,037	2,015

Income tax expense computed at an applicable tax rate of 25%	2,648	259	504
Permanent differences	6	10	108
Effect of income tax rate difference in other jurisdictions	909	2,690	2,092
Change in valuation allowance	249	(500)	837
	3,812	2,459	3,541

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

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned by PRC subsidiaries after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.  As of December 31, 2019, the Company’s subsidiaries, the VIEs, and VIEs’ subsidiaries and kindergartens located in the PRC recorded aggregate accumulated deficits.  Accordingly, no deferred tax liabilities has been accrued for the Chinese dividend withholding taxes.  In the future, aggregate undistributed earnings of the Company’s subsidiaries, the VIEs, and VIEs’ subsidiaries and kindergartens located in the PRC, if any, that are taxable upon distribution to the Company, will be considered to be indefinitely reinvested, because the Company does not have any plan to pay cash dividends by using any undistributed earnings of the Company’s subsidiaries, the VIEs, and VIEs’ subsidiaries and kindergartens located in the PRC in the foreseeable future and intends to retain most of their available funds and any future earnings for use in the operation and expansion of their business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.          INCOME TAXES - continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2017, 2018 and 2019. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2019.

19.                               EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees.  Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries.  The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $12,748, $12,868 and $13,041 for the years ended December 31, 2017, 2018 and 2019, respectively.

20.                               NET INCOME (LOSS) PER SHARE

Basic and diluted net income (loss) per share for each of the periods presented were calculated as follows:

	Years ended December 31,
	2017	2018	2019
Numerator:
Net income (loss) attributable to ordinary
shareholders of RYB Education, Inc. for computing basic and diluted net income (loss) per ordinary share	7,115	(1,789)	(2,434)

Denominator:
Weighted average ordinary shares outstanding used in computing basic net income (loss) per ordinary share	24,735,445	29,213,801	28,074,624

Effect of dilutive securities
Plus incremental weighted average ordinary shares
from assumed conversions of options and nonvested shares using the treasury stock method	1,831,212	—	—

Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	26,566,657	29,213,801	28,074,624

Net income (loss) per ordinary share-basic	0.29	(0.06)	(0.09)
Net income (loss) per ordinary share-diluted	0.27	(0.06)	(0.09)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20.          NET INCOME (LOSS) PER SHARE - continued

For the years ended December 31, 2018 and 2019, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods presented.

	As of December 31,
	2018	2019
Share options	4,057,011	4,008,558
Nonvested shares	218,000	383,534

	4,275,011	4,392,092

21.                               RELATED PARTY TRANSACTION

(1)                                 Related parties

Name of related parties	Relationship with the Group

Mr. Chimin Cao	Chairman of the Board of Directors of the Company
Ms. Zhiying Li	Spouse of Mr. Chimin Cao
Shanghai Huiliang Technology Development Co., Ltd. (“Shanghai Huiliang”)	Equity method long-term investee of the Group

(2)                                 The significant related party transactions are as follows:

	Years ended December 31,
	2017	2018	2019

Rental expense recorded: Ms. Zhiying Li (i)	293	332	492

	293	332	492

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21.          RELATED PARTY TRANSACTION - continued

(3)                                 The significant balances between the Group and its related parties are as follows:

	As of December 31,
	2018	2019

Amounts due from:
Shanghai Huiliang (ii)	—	349

	—	349

	As of December 31,
	2018	2019

Amounts due to:
Shanghai Huiliang (iii)	—	124

	—	124

(i)                                     The transactions with the related party shown above represent the rental expenses recorded in each year.

(ii)                                  The balance with related parties were interest-free, unsecured and repayable on demand.

(iii)                               The balance represents advances payable to the related party, and was paid by the Group in January 2020.

22.                               COMMITMENTS AND CONTINGENCIES

Purchase commitments

Future minimum purchase obligations payments under non-cancelable purchase agreements related to curriculum collaboration with international institutions consisted of the following at December 31, 2019:

Years ending December 31,
2020	680
2021	558
2022	475
2023	340
2024	340
2025 and thereafter	3,074
5,467

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Currently, the Group has not received private school operation permits or registration certificates for private non-enterprise entities for certain directly operated kindergartens, and the Group is in the process of obtaining the permits or certificates for these kindergartens.  During the years ended December 31, 2017, 2018, 2019, net revenues generated from these kindergartens were $7,241, $11,685 and $9,559, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

23.                               SEGMENT INFORMATION

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

For the years ended December 31, 2017, the Group’s CODM reviewed the financial information of the education business carried out by the Group on a consolidated basis. Therefore, the Group has one operating and reportable segment, which is the provision of educational services, prior to 2018. For the year ended December 31, 2018, the Group’s CODM changed operating segment when making decisions about allocating resources and assessing performance of the Group due to business plan and developments, and identified three operating segments, including kindergartens, play-and-learn centers and others. For the year ended December 31, 2019, the Group’s CODM added an operating segment when making decisions about allocating resources and assessing performance of the Group due to new business and developments acquired in Singapore, and accordingly identified four operating segments, including PRC kindergartens, PRC play-and-learn centers, Singapore kindergartens, student care centers and others, and others.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

	Years ended December 31,
	2017	2018	2019
Net revenues:
PRC kindergartens	105,679	124,175	131,427
PRC play-and-learn centers	29,871	26,777	24,901
Singapore kindergartens, student care centers and others	—	—	19,073
Others	5,253	5,546	6,882

Total net revenues	140,803	156,498	182,283

Cost of revenues:
PRC kindergartens	88,281	108,140	113,315
PRC play-and-learn centers	18,129	15,694	14,269
Singapore kindergartens, student care centers and others	—	—	16,200
Others	4,867	7,030	11,750

Total cost of revenues	111,277	130,864	155,534

Gross profit
PRC kindergartens	17,398	16,035	18,112
PRC play-and-learn centers	11,742	11,083	10,632
Singapore kindergartens, student care centers and others	—	—	2,873
Others	386	(1,484)	(4,868)

Total gross profit	29,526	25,634	26,749

The Group’s CODM does not review the financial position by operating segments, thus total assets by operating segment is not presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

23.                               SEGMENT INFORMATION - continued

Geographical information

The Company’s operations are located in the PRC and Singapore. The Company’s revenues and long lived assets by geographic areas (based on location of the other signing party of the revenue contract) are detailed below:

	Years ended December 31,
	2017	2018	2019
Net Revenues:
PRC	140,803	156,498	163,210
Singapore	—	—	19,073
	140,803	156,498	182,283

	As of December 31,
	2018	2019
Long-lived assets:
PRC	100,309	208,579
Singapore	—	9,765
	100,309	218,344

24.                               RESTRICTED NET ASSETS

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

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion.  These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends.  The Company’s subsidiaries, the VIEs, and VIEs’ subsidiaries, contributed $nil and $nil to the general reserve during the years ended December 31, 2018 and 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

24.          RESTRICTED NET ASSETS - continued

PRC laws and regulations require kindergartens that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the kindergarten or procurement or upgrading of educational facility.  For kindergartens that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC.  For the Group’s kindergartens, amounts contributed to the reserve of $684 and $698 for the years ended December 31, 2018 and 2019, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Group’s PRC entities can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s PRC entities are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s PRC entities. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Group’s PRC entities not available for distribution, were $12,663 and $13,096 as of December 31, 2018 and 2019, respectively. The retained earnings of not-for-profit kindergartens in the PRC amounting to $3,504 as of December 31, 2019 are restricted from distribution in the form of loans, advances, or cash dividends in accordance with PRC regulation.

25.                               SUBSEQUENT EVENTS

In January 2020, COVID-19 has spread rapidly in many parts of China and other parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and elsewhere. The Group’s revenue and workforce are concentrated in the PRC. Since February 2020, the Group’s kindergarten operations in the PRC were suspended and the resume dates are subject to further government guidelines or approval. On April 8, 2020, the Group’s kindergarten operations in Singapore were suspended and are expected to resume on June 1, 2020.

The disruptions to the Group’s business had material adverse effects on its financial condition and operations during the first quarter of 2020. As the disruptions are ongoing, the Group expects such adverse effects will continue, and may develop further beyond the first quarter of 2020. The Group is unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition due to the uncertainties surrounding the business closures and other events related to the COVID-19 outbreak.

In October 2019, the Group entered into an agreement to dispose its 47% equity interest in Shanghai Huiliang subsidiary. In April 2020, the agreement was cancelled as the underlying transaction was never executed.