Form 20-F
period 2020-12-31
RYB Education, Inc.
filed 2021-05-14
CIK 1708441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

Fengtai District, Beijing 100078

People’s Republic of China
Phone: (86 10) 8767 5611
Email: guhao@rybbaby.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share Class A ordinary shares, par value US$0.001 per share*	RYB	New York Stock Exchange

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

As of December 31, 2020, there were 29,213,801 ordinary shares issued and 27,586,346 ordinary shares outstanding, par value US$0.001 per share, being the sum of 20,637,205 Class A ordinary shares and 6,949,141 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ⌧ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ⌧	Emerging growth company ⌧

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ⌧

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report.

☐ Yes ⌧ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our class A ordinary shares, par value US$0.001 per share;
●	“Class B ordinary shares” are to our class B ordinary shares, par value US$0.001 per share;
●	“ordinary shares” or “shares” are to our Class A ordinary shares and Class B ordinary shares;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“SGD$” and “Singapore dollar” are to the legal currency of Singapore;
●	“RYB,” “we,” “us,” “our company” and “our” are to RYB Education, Inc., our Cayman Islands holding company, and its subsidiary, its consolidated variable interest entity, the subsidiaries of the consolidated variable interest entity and the non-enterprise entities sponsored by the consolidated variable interest entity;
●	“teaching facilities in our network” are to our directly operated or franchise kindergartens, play-and-learn centers and student care centers that are in operation, and references to our directly operated kindergartens include facilities that are in the process of obtaining the private school operation permits or registration certificates for private non-enterprise entities but contribute to our tuition fee revenues; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the early childhood education industry in China;
●	our expectations regarding demand for our educational products and services;
●	our expectations regarding our relationships with our franchisees, students and their parents, business partners and our other stakeholders;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

ITEM 3.       KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive income data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020, and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive income data for the years ended December 31, 2016 and 2017, selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

		Years Ended December 31,
	2016	2017	2018	2019	2020

	(in thousands of US$, except for share and
	per share data)
Selected Consolidated Comprehensive Statement of Operations Data:
Net revenues:
Services	95,936	122,869	139,216	166,183	103,073
Products	12,577	17,934	17,282	16,100	6,642
Total net revenues	108,513	140,803	156,498	182,283	109,715
Cost of revenues:
Services	85,356	101,522	121,549	147,669	113,285
Products	6,260	9,755	9,315	7,865	3,616
Total cost of revenues	91,616	111,277	130,864	155,534	116,901
Gross profit (loss)	16,897	29,526	25,634	26,749	(7,186)
Operating expenses:
Selling expenses	1,922	1,774	2,233	2,808	1,285
General and administrative expenses	7,424	18,418	26,428	23,775	24,313
Impairment loss on goodwill	—	—	—	—	8,454
Impairment loss on long-lived assets	—	—	—	—	2,148
Total operating expenses	9,346	20,192	28,661	26,583	36,200
Operating income (loss)	7,551	9,334	(3,027)	166	(43,386)
Government subsidy income	573	863	683	499	4,591
Impairment loss on long-term investments	—	—	—	—	(2,432)
Income (loss) before income taxes	8,231	10,592	1,037	2,015	(40,783)
Less: Income tax expenses	2,155	3,812	2,459	3,541	215
Income (loss) before loss in equity method investments	6,076	6,780	(1,422)	(1,526)	(40,998)
Loss from equity method investments	(189)	(239)	(291)	(664)	(185)
Net income (loss)	5,887	6,541	(1,713)	(2,190)	(41,183)
Less: Net (loss) income attributable to noncontrolling interest	(618)	(574)	(93)	387	(3,903)
Increase(decrease) in redeemable noncontrolling interest	—	—	169	(143)	—
Net income (loss) attributable to ordinary shareholders of RYB Education, Inc.	6,505	7,115	(1,789)	(2,434)	(37,280)
Net income (loss) per share attributable to ordinary shareholders of RYB Education, Inc.:
Basic	0.28	0.29	(0.06)	(0.09)	(1.33)
Diluted	0.26	0.27	(0.06)	(0.09)	(1.33)
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	23,163,801	24,735,445	29,213,801	28,074,624	28,122,851
Diluted	24,682,525	26,566,657	29,213,801	28,074,624	28,122,851

		As of December 31,
	2016	2017	2018	2019	2020

	(in thousands of US$)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	46,256	158,691	104,084	68,728	53,454
Total current assets	63,983	172,808	121,596	91,570	70,105
Total assets	104,410	229,738	243,455	336,094	302,491
Total current liabilities	80,287	97,022	108,339	125,908	128,357
Total liabilities	100,449	124,444	128,487	219,377	224,824
Total equity	3,961	105,294	113,340	107,916	67,679

		As of December 31,
	2016	2017	2018	2019	2020

	(in thousands of US$)
Selected Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	35,053	25,099	828	12,982	(6,526)
Net cash used in investing activities	(12,122)	(8,655)	(51,735)	(34,378)	(2,585)
Net cash generated from/(used in) financing activities	1,422	92,496	(756)	(13,454)	556
Exchange rate effect on cash and cash equivalents and restricted cash	(2,690)	3,666	(2,741)	(542)	(6,302)
Net increase/(decrease) in cash and cash equivalents and restricted cash	21,663	112,606	(54,404)	(35,392)	(14,857)
Cash and cash equivalents and restricted cash at beginning of year	24,965	46,628	159,234	104,830	69,438
Cash and cash equivalents and restricted cash at end of year	46,628	159,234	104,830	69,438	54,581

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

The Law for Promoting Private Education of the PRC was promulgated in December 2002, and was amended in June 2013, and further amended in November 2016 and December, 2018 (the “Amended Law for Promoting Private Education”). There remain uncertainties in the interpretation and implementation of the Amended Law for Promoting Private Education with respect to various aspects of the operations of a for-profit private school and whether such implementation regulations would have any material adverse impact on our business. In particular, (i) specific procedures regarding the conversion of an existing private school into a for-profit school have not yet been promulgated by most local authorities and (ii) specific conditions or requirements in respect of any preferential tax treatment which for-profit schools may enjoy have not been promulgated by relevant authorities.

On August 10, 2018, the Ministry of Justice of the PRC, or MOJ, issued the Implementing Regulations for the Law for Promoting Private Education of the PRC (Revised Draft) (the “Draft for Review”), for public consultation purposes. Article 5 of this Draft for Review prohibits foreign-invested enterprises established in China and social organizations whose controllers are foreign parties from sponsoring, participating in the establishment of or controlling private schools which provides compulsory education in China. Article 12 of this Draft for Review prohibits group-based education institutions from controlling not-for-profit private schools through mergers and acquisitions, franchise, agreement or any other similar manner. Article 45 of this Draft for Review requires that related party transactions entered into by private schools shall be open, fair and just and shall not harm national interests, interest of the school or the rights and interests of the teachers and students.

The Opinions of the Central Committee of the Communist Party of China (“CPC”) and State Council on Deepening Reform and Standardized Development in Preschool Education, or Reform Opinions, issued by the CPC and the State Council in November 2018 is another regulation that might cast great uncertainties on our operation. It stipulates, among others, (i) social capital is not allowed to control not-for-profit kindergartens or kindergartens that are sponsored by state-owned assets or collectively-owned assets through ways such as mergers and acquisitions, delegating operation, franchising, variable interest entities or contractual arrangements, in breach of which, the kindergartens shall not be allowed to issue additional share capital until the education department jointly with other relevant authorities have remedied such breach, and (ii) public companies are not allowed to invest in for-profit kindergartens through ways such as financing from the capital market, or acquire assets of for-profit kindergartens through ways such as issuing shares or paying cash.

The above laws and regulations bring significant uncertainties to our operation. Firstly, it is uncertain whether it would become illegal to use contractual arrangements to consolidate operation results of kindergartens under the new regulation regime. However, because (i) the Draft for Review is in draft form and of no legal effect; (ii) the Legislation Law of the PRC provides that laws, administrative regulations, local regulations, autonomous regulations, and separate regulations do not have retrospective effect other than special provisions; (iii) there is no provision in the Draft for Review or Reform Opinions providing that it will have retrospective force; (iv) the Article 5 of Draft for Review is silent on the legality of private schools, including kindergartens, controlled by PRC citizens through foreign-invested enterprises; and (v) our contractual arrangements have been signed before the Draft for Review or Reform Opinions promulgation, our PRC legal counsel Commerce & Finance Law Offices is of the view that our contractual arrangements will continue to be legal, valid and binding on the parties so long as our contractual arrangements had been entered into on an arm’s length basis as business arrangements having regard to the principles of openness, fairness and justice, and they do not harm national interests, the interest of the schools, or the rights and interest of the teachers and the students.

Secondly, the new regulations may be deemed to cast important restriction on how we could operate and expand our kindergarten business. According to the Reform Opinions and the Draft for Review, assuming the latter were formally promulgated as in the current draft form, we would only be allowed to (a) acquire for-profit kindergartens or control them through ways such as franchising or “contractual arrangements”, or (b) expand business by organic growth, while we would not be allowed to expand our business by acquiring not-for-profit kindergartens or by controlling not-for-profit kindergartens under franchise or “contractual arrangements”,  which may limit our ability to further expand our business in the future. As of December 31, 2020, certain of our kindergartens had been turned into not-for-profit kindergartens. Additionally, we would not be allowed to invest for-profit kindergartens with financing from capital market or to acquire assets of for-profit kindergartens through cash payments or share issuance. Our existing contractual arrangements might be also subject to the review and audit by the relevant authorities, and if the authorities are of the view that contractual arrangements would be amended, terminated or canceled, the contractual arrangements may not be executed in whole or in part. We might be also restricted from further raising capital equity financing.

In January 2019, the General Office of the State Council issued another circular that might have material impact on our operation. The Circular on Initiating the Rectification of Kindergartens Affiliated to Residential Communities in Urban Areas, or Circular on Initiating the Rectification, requires existing community-affiliated kindergartens to be handed over to local education authorities and shall be held by local education authorities as public kindergartens or turn into inclusive kindergartens by authorized social parties. It also provides that community-affiliated kindergartens shall be not-for-profit. Some of our kindergartens are community-affiliated facilities, and as of December 31, 2020, a few of which have been turned into inclusive kindergartens, further, the local education authorities may require us to turn the rest into public kindergartens held by local education authorities or inclusive kindergartens which may affect our profitability and results of operations.

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

In Singapore, the operation of kindergartens is regulated by the Early Childhood Development Centres Act, which was passed in 2017. This act set forth certain prerequisite requirements that must be met in order to obtain a license to operate a kindergarten, such as physical requirements, staffing requirements and financial requirements. The Early Childhood Development Agency, an autonomous agency formed in 2013 and hosted under the Ministry of Social and Family Development of Singapore, serves as the regulatory and developmental authority for the early childhood sector in Singapore, overseeing various aspects of children’s development, such as the setting up and licensing of kindergartens. Any change or addition to the laws and regulations imposed by authorities overseeing the preschool education sector in Singapore may have a material adverse effect on our Singapore operations, which would in turn adversely affect our financial condition and results of operations.

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

A sizeable portion of our revenues is affected by the ability of our franchisees to grow their businesses. For example, part of our revenues is derived from sales of teaching tools and courses to franchisees in addition to the basic course package. Through our franchisees, we also sell educational merchandise to children enrolled in franchise kindergartens and play-and-learn centers. If our franchisees are unable to grow their business or cease to procure educational merchandise from us, our revenues will be negatively affected. Also, deterioration in the business operations of our franchisees can result in, among other things, their facility closures, delayed, reduced or no payments of annual and other fees and charges to us. In the event of any franchisee closure, we may need to take over the children originally enrolled in the closed facility and arrange to settle them in our directly operated or other franchisees’ facilities, or refund their fees paid, which can be costly and time-consuming.

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

In addition, the cooperation between a franchisee and us may be suspended or terminated for various reasons, including disagreements or disputes between the franchisee and us, their non-compliance with our franchise agreement, the franchisee’s failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations, or changing regulatory environment. For example, following the 2017 Incident, we temporarily suspended franchising both kindergartens and play-and-learn centers. We have since resumed franchising play-and-learn centers but the sizable franchising of new kindergartens in China remains suspended. Prolonged suspension of our franchising business may negatively affect our revenue and results of operations. Moreover, although we have maintained rigorous supervision of our franchisees and contractually require all of our franchisees to obtain requisite licenses or permits, certain of our franchisees may not be able to fulfill these requirements on a timely basis, potentially negatively impacting our brand image and leading us to choose to terminate our cooperation with such franchisees. We may not be able to find replacements for those franchisees timely or at all. Any resulting service disruption could materially and adversely affect our brand image, reputation and financial performance.

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

In addition, our tuition cannot exceed the maximum amounts on file with the local governmental pricing authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—Interim Measures for the Management of the Collection of Private Education Fees.” Certain of our kindergartens are “inclusive kindergartens” where tuition is determined by local educational authorities. We also operate certain of our kindergartens on premises leased from government bodies as of December 31, 2020. If we are encouraged or required by relevant educational authorities to operate some of these kindergartens as “inclusive kindergartens,” our tuition fee level at these teaching facilities may become lower. There can be no assurance that we will be able to maintain or raise the tuition level and other fees that we charge at our teaching facilities in the future due to various reasons, including the failure to complete pricing filings with governmental authorities and some of our facilities being converted into inclusive kindergartens, and our business, financial position and results of operations may be materially and adversely affected in the event of our failure to maintain or steadily raise our fee levels and prices of our services and products.

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

Moreover, we are required to obtain and maintain various approvals, licenses and permits and fulfil registration and filing requirements in order to conduct and operate education and other services in Singapore. For instance, to establish and operate a kindergarten in Singapore, we are required to obtain a license from the Early Childhood Development Agency. To establish and operate a school-based student care center and kindergarten care center in Singapore, we are required to obtain license agreement with the government. In addition, the engagement of foreign teachers in Singapore also requires approval from the Ministry of Manpower of Singapore.

While we intend to obtain, using our best efforts, all requisite permits and approvals and complete the necessary filings, renewals and registrations on a timely basis for our preschool centers, and are not aware of any impediment to do so nor has there been any material non-compliance in this regard, we are not able to give any assurance that we will be able to obtain all required permits and approvals in a timely manner or at all. If we fail to obtain required permits or approvals in a timely manner or obtain or renew any permits or approvals, we may be subject to fines, the suspension of our non-compliant operations or the reduction or cancellation of government subsidies granted to us, which may materially and adversely affect our business and results of operations.

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

The sponsors of a kindergarten are required to register with the competent local education bureau and be reflected in that kindergarten’s charter documents and its private school operation permit. However, due to variances in certain local education bureaus’ registration practices, in some cases we are not able to register kindergarten sponsors to accurately reflect the actual sponsorship structure. For certain of our directly operated kindergartens, we are shown as the sole sponsor in the education bureau registration and our private school operation permits without reflecting the minority interests of other investors. We have entered into cooperation agreements with those investors and the relevant charter documents and/or capital verification reports show them as cosponsors, thus resulting in inconsistencies with the education bureau registrations. For certain of our directly operated kindergartens, certain individuals were registered as sole sponsors with the competent local education bureaus, while we are the actual kindergarten sponsor only in the charter documents and/or capital verification reports.

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

Direct operation of kindergartens has long been a driver of our growth. In 2020, revenues generated from our business of directly operated kindergartens represented a significant portion of our total revenues. We plan to mainly operate for-profit kindergartens and seek growth opportunities by continuing to open new kindergartens under our direct operation in the future, but uncertainties and risks exist with this strategy.

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

We seek and will continue to implement various strategies to grow our business, including expanding the teaching facility network, increasing student enrollment, expanding curricula and product offerings, pursuing strategic acquisitions and investments, improving systems and infrastructures, and other future strategies that we plan to execute. These strategies may not materialize due to a number of factors, including, without limitation, the following:

●	we may fail to identify, and effectively market our services in, new geographic markets with sufficient growth potential;
●	we may be unable to successfully integrate acquired businesses, if any, with our current service offerings and achieve anticipated synergies;
●	our analysis for selecting suitable new facility locations may not be accurate and the demand for our services at the newly selected locations may not materialize or increase as rapidly as we expect;
●	the development of new teaching facilities may be delayed or affected by many factors, such as delays in obtaining government approvals or licenses, shortages of key construction supplies and skilled labor, construction accidents, or natural catastrophes, some of which are beyond our control;
●	we may require more time than expected, or may not be able, to obtain the accreditation for our services;
●	we may not be able to further expand our franchise network as fast as we expect;
●	students and/or their parents may react negatively to our plans to increase facility, class size or tuition;
●	we may not be able to develop and upgrade our curricula and product lines that are appealing to our students;
●	we may not be able to continue to enhance our online offerings of courses and educational merchandise; and
●	we may not be able to adequately upgrade or strengthen our operational, administrative and technological systems and our financial and management controls to support our future expansion.

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

We derived a large portion of our total net revenues for the fiscal year ended December 31, 2020 from our operations in Beijing, and we expect our operations there to continue to contribute an important portion of our revenues. If there occurs an event in Beijing that negatively affects private education or if Beijing adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures—Management’s Report on Internal Control over Financial Reporting.” In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

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

Foreign investment in the education industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the List of Special Management Measures for the Market Entry of Foreign Investment issued jointly by the NDRC and the MOFCOM on June 23, 2020 and became effective on July 23, 2020 (the “Negative List”), the provision of preschool education in the PRC is under the category of “restricted industries” for foreign investors. Foreign investments in preschool education is restricted to cooperation with PRC domestic parties who are required to play a dominant role in the cooperation. In addition, the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education issued by the MOE on June 18, 2012 also stipulates that the foreign portion of the total investment in a Sino-foreign joint venture kindergarten is restricted to less than 50%. In terms of the identity of the foreign investors, according to the Regulation on Operating Sino-foreign Schools of the PRC, or the Sino-foreign Schools Regulation, which was promulgated by the State Council on March 1, 2003, became effective on September 1, 2003 and amended on July 18, 2013 and March 2, 2019, and its implementation measures, foreign investors in kindergartens must be foreign education institutions with relevant qualifications and experience. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment in the PRC” in this annual report for further details.

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

If the PRC government decides that our contractual arrangements do not comply with its restrictions on foreign investment in kindergarten education, or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	terminating the lease of certain of our kindergartens;
●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and our VIE;
●	imposing fines, confiscating the income from our PRC subsidiary or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or
●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

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

We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to operate kindergarten education services in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE and the VIE’s subsidiaries or kindergartens sponsored by our VIE constituted the vast majority of our net revenues in 2020.

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

Certain terms of our Contractual Arrangements may not be enforceable under PRC laws

Our contractual arrangements provide for dispute resolution by way of arbitration in accordance with the arbitration rules of the China International Economic and Trade Arbitration Commission in Beijing, the PRC. Our contractual arrangements provide that the arbitral body may award remedies over the equity interests, property interests and/or assets of the VIE, injunctive relief or order of winding up of the VIE. However, we have been advised by our PRC Legal counsel that the above-mentioned provisions contained in the contractual arrangements may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant any injunctive relief or provisional or final winding-up order to preserve the assets of or any equity interest in our VIE in case of disputes. Therefore, such remedies may not be available to us, notwithstanding the relevant contractual provisions contained in our contractual arrangements. PRC laws allow an arbitral body to award the transfer of assets of or equity interest in the VIE in favor of an aggrieved party. In the event of non-compliance with such award, enforcement measures may be sought from the court. However, the court may or may not support the award of an arbitral body when deciding whether to take enforcement measures. Under PRC laws, courts of judicial authorities in the PRC generally would not grant injunctive relief or the winding-up order against the VIE as interim remedies to preserve the assets or equity interests in favor of any aggrieved party. As a result, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over our VIE and its subsidiaries and conduct our education business could be materially and adversely affected.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, although the spread of the COVID-19 had been tamed and stabilized thanks to the fast reaction and unprecedented efforts by the Chinese government, the COVID-19 is still likely to have regional impact in China in 2021. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our financial condition and results of operations.

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

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially most of our operations in China and substantially most of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress, or NPC, promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether VIE that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, and it remains uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List)(2020 Edition) for Foreign Investment Access jointly promulgated by the MOFCOM and NDRC, as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial offering to make loans to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, the SAFE issued the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. As this circular is relatively new, it is unclear how SAFE and competent banks will carry this out in practice.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. In light of the flood of capital outflows of China, the PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by the SAFE or other government authorities to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be examined by the MOFCOM before they can be completed. On February 7, 2021, the Anti-monopoly Commission of the State Council, published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall be subject to anti-monopoly review. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the “over-the-counter” trading market in the U.S.

Our auditors, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditors are currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditors are not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

The trading price of our ADSs ranged from US$2.22 to US$5.97 per ADS in 2020. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services or our industry;
●	announcements of new regulations, rules or policies relevant for our business;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. Ascendent Rainbow (Cayman) Limited holds 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares, representing approximately 31.0% of total outstanding ordinary shares.Pursuant to a Registration Rights Agreement we entered into with Ascendent Rainbow (Cayman) Limited in September 2017, we agreed to provide Ascendent Rainbow (Cayman) Limited with certain registration rights in respect of our ordinary shares held by them, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market, the prevailing market price for our ADSs could be adversely affected. Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

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

As of March 31, 2021, Mr. Cao, Ms. Shi and Ascendent Rainbow (Cayman) Limited collectively beneficially own an aggregate of approximately 69.9% of our total issued and outstanding ordinary shares and 90.5% of the voting power of our issued and outstanding shares.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China and Singapore. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

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

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our income and assets and the market price of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. Recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of the ADSs may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

B.           Business Overview

We provide kindergarten services, play-and-learn center services, student care services, as well as at-home education products and services through our VIEs, their subsidiaries and consolidated kindergartens. Outside of our network, we license our separately developed courses, sell educational products and also provide kindergarten operation solutions, training and other advisory services.

Our Early Childhood Education Network and Alliance

We directly operate and franchise play-and-learn centers, kindergartens and student care centers across the country and abroad. In addition, we also license separately developed kindergarten courses, and offer operational solutions, training and other advisory services through other business partners, to kindergartens outside of our network.

Kindergartens

Our kindergartens serve 2-6-year-old children. Each kindergarten normally houses classrooms, playgrounds and multifunction rooms that can serve as music classrooms, conference rooms and indoor activity areas. A typical kindergarten in our network occupies approximately 2,500 square meters of land with approximately 3,000 square meters of indoor floor area.

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

As of December 31, 2020, we had 98 directly operated and 246 franchise kindergartens in operation in 27 provinces and municipalities in China. Total student enrollment and total teaching staff at our directly operated kindergartens in China was 28,648 and 3,424 as of December 31, 2020, respectively.

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

We operate a small number of facilities directly as flagship models and have expanded our network primarily with franchise play-and-learn centers. As of December 31, 2020, there were a total of 5 directly-operated and 1,158 franchise play-and-learn centers in operation in our network.

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

As of December 31, 2020, we had 19 directly operated and 6 franchised kindergartens, and 33 directly operated and 3 franchised student care centers in operation in Singapore. Total student enrollment and total teaching staff at the directly operated kindergartens and directly operated student care centers in Singapore was 5,363 and 610 as of December 31, 2020, respectively.

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

We also share our standards and recommendations with respect to teachers and staff recruiting with our franchisees to help them identify suitable candidates. Prior to opening, we require all recruited teachers to go through our orientation, training and certification process before they can be certified and qualified to teach in our network.

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

In play-and-learn centers, our curriculum aims to encourage interactions between 0-6-year-old children and their family members, promote physical, intellectual and emotional development of the children, and prepare these children for their entry into kindergartens or primary schools. Courses offered at play-and-learn centers include play and explore, talent talk shows, The Music Class, intelligence cultivation, as well as transition to kindergartens and primary schools. Play-and-learn centers charge students by sessions attended. Parents purchase prepaid cards for classes, with credit typically ranging from 36 sessions to 160 sessions in most play-and-learn centers. Each session typically lasts forty to fifty minutes. Those pre-paid session cards normally have set expiration dates. For example, a 96-session prepaid card generally has a term of two years, and any unused sessions will expire at the end of the two-year term. The per-session price varies across the country for prepaid cards with different number of sessions, ranging typically from approximately RMB100 to approximately RMB500.

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

Products and services provided to our kindergarten and play-and-learn center franchisees

We provide course content, training, support and guidance, and other services to our franchisees. After franchisees are qualified to join our network, we work with them in selecting suitable premises for their kindergartens or play-and-learn centers. We then provide an interior design plan for each new facility to ensure the safety of children and maintain consistency in facility design. Although franchisees make their own hiring decisions, we share with them our recruiting standards and recommendations. Prior to opening, every teacher at our franchise teaching facilities is required to go through a training of at least 20 days at our headquarters and pass our rigorous qualification exam before being certified to teach in our network.

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

As of December 31, 2020, we had a total of 1,404 franchise facilities in China and 9 in Singapore. We believe our franchise business model not only helps franchisees achieve personal success, but also increasingly adds value to our own business and reputation.

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

As of December 31, 2020, our dedicated content development team consisted of 37 members. Over 83.7% of them held bachelor’s degrees or above, approximately 64.9% of them graduated with education-related majors, and they have an average of over 10 years’ experience in early childhood education. Many of our teaching staff and facility principals also actively participate in our daily content development activities.

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

As of December 31, 2020, we employed a total of 4,087 teaching staff in our directly operated facilities, almost all of whom had received professional training from colleges or other institutions in the areas of pedagogy, arts and language before joining us. Before joining us, a number of our teachers have gone through RYB co-sponsored programs with selected teachers’ colleges where they studied. Through these co-sponsored programs, we provide these candidates with an early exposure to our culture and teaching philosophy.

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

Our Brand Image, Marketing and Student Recruitment

We position ourselves as a provider of early childhood educational services tailored to the needs of each child at the different stages of her or his growth. We believe parents of prospective students are attracted to our teaching facilities by our excellent brand name and reputation, the quality of our curricula and our long operating history in the private early childhood education sector. Therefore, our student enrollment has grown primarily through word-of-mouth and referrals by parents. Aside from that, we also employ the following marketing methods to attract students:

●	Social Events and Activities. We participate in and host community events designed to promote awareness of the virtues of early childhood education. For example, we from time to time host themed open-house events at our facilities to allow children and parents to have direct interactions with our existing students, parents and facility employees. We also write columns for early childhood and parenting magazines and publish frequently in other media. We believe that these events and publications enhance our public image and increase brand awareness.
●	Distribution of Marketing Materials. Our sales representatives distribute informational brochures, posters and flyers in the vicinity of our kindergartens or play-and-learn centers.
●	Cross-Selling. As we gain footholds in many different markets, we use our presence in one market as an opportunity to advertise our offerings in other markets. With a variety of products and services aimed at children of different age groups, our goal is to create a brand name that permeates every stage of a child’s educational progression.

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

Intellectual Property

Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our course offerings and services from infringement, and contribute to our competitive advantages. As of March 31, 2021, our intellectual property rights include the following:

●	753 trademark registrations for our brand and logo in China, among them RYB Kindergarten ( ) and RYB Play-and-learn Center ( ) have been recognized as “well-known trademarks ( )” by the Trademark Review and Adjudication Board of the State Administration for Industry and Commerce in China;
●	867 copyrights for content that we developed in-house;
●	63 domain names; and
●	8 patents relating to our educational toys granted in China.

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

We believe the principal competitive factors in our business include the following:

●	brand recognition;
●	type and quality of education services offered;
●	ability to effectively tailor service offerings to the needs of children and parents;
●	ability to control the network;
●	ability to attract and retain high-quality teachers and managerial talent;
●	customer satisfaction;
●	locations with better access to a wider student body; and
●	price-to-value ratio.

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

The Foreign Investment Law defines foreign investment as any investment activity directly or indirectly carried out in the PRC by one or more foreign natural persons, enterprises or other organizations, and specifically stipulates four forms of investment activities as foreign investment, namely, (i) establishment of a foreign-invested enterprise in the PRC by a Foreign Investor, either individually or collectively with any other investor, (ii) obtaining shares, equities, assets interests or any other similar rights or interests of an enterprise in the PRC by a foreign investor, (iii) investment in any new project in the PRC by a foreign investor, either individually or collectively with any other investor, and (iv) investment in any other manners stipulated under laws, administrative regulations or provisions prescribed by the State Council.

The Foreign Investment Law establishes the administration systems for foreign investment, which mainly consists of pre-establishment national treatment plus negative list, foreign investment information report system and security review system. The said systems, together with other administration measures stipulated under the Foreign Investment Law, constitute the frame of foreign investment administration. The pre-establishment national treatment refers to granting to foreign investors and their investments, in the stage of investment access, the treatment no less favorable than that granted to domestic investors and their investments; the negative list refers to special administrative measures for access of foreign investment in specific fields as stipulated by the State. The State will give national treatment to foreign investments outside the negative list. The negative list will be released by or upon approval by the State Council.

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

On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020 and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Owned Enterprise Law and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law.

Catalogue of Industries for Encouraging Foreign Investment (2020 Edition) and Special Administrative Measures for Access of Foreign Investment (Negative List) (2020)

Under the Catalogue of Industries for Encouraging Foreign Investment (2020 Edition), or the Foreign Investment Catalogue, which was promulgated by the NDRC and the MOFCOM on December 27, 2020 and became effective on January 27, 2021, foreign-invested industries are classified into two categories, namely (i) those included on the Catalogue of Industries for Encouraging Foreign Investment and (ii) those included on the Catalogue of Priority Industries for Foreign Investment in Central and Western China.

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

Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education

On June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a Sino-foreign cooperative educational institute must be less than 50 percent.

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

The Law for Promoting Private Education and its Implementation Rules

On December 28, 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003, and was amended on June 29, 2013 and was amended on November 7, 2016 and December 29, 2018. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, or the PE Implementation Rules, which became effective on April 1, 2004. The Private Education Law and the PE Law Implementation Rules provide rules for social organizations or individuals to establish schools or other educational organizations using nongovernment funds in the PRC; such schools or educational organizations established using nongovernment funds are referred to as “private schools.”

Under the Private Education Law and PE Implementation Rules, private education is deemed a public welfare undertaking, and entities and individuals who establish private schools are commonly referred to as “sponsors,” instead of “investors” or “shareholders.” The establishment of a private school shall meet the local need for educational development and the requirements of the Education Law and the relevant laws and regulations. The standards for the establishment of private schools shall be commensurate with those for the establishment of public schools of the same grade and category. In addition, the establishment of private schools providing academic qualifications education, kindergarten education, education for self-study examination and other cultural education shall be subject to approval by the education authorities at or above the county level, while the establishment of private schools engaging in vocational qualification training and vocational skill training shall be subject to approval by the authorities in charge of human resources and social security at or above the county level. A duly approved private school will be granted a permit for operating a private school and shall be registered in accordance with relevant laws and regulations. According to the Interim Regulations on Registration Administration of Private Non-enterprise Units promulgated by the State Council and became effective on October 25, 1998, private non-enterprise units, which referred to social organizations which are established by enterprises, institutions, associations or other civil entities as well as individual citizens using non-state assets and conduct not-for-profit social service activities, shall be registered with the Ministry of Civil Affairs of the PRC or its local counterparts above the county level as a private non-enterprise unit.

Under the above regulations, private schools have the same legal status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education which are of a special nature. The operations of a private school are highly regulated.

The Amendment to the Law for Promoting Private Education

On November 7, 2016, the Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC was promulgated by Order No. 55 of the President of the PRC, or the Amended Law for Promoting Private Education, which became effective on September 1, 2017. On 29 December 2018, the Decision of the Standing Committee of the National People’s Congress on Amending the Seven Laws Including the Labor Law of the PRC was promulgated by Order No. 24 of the President of the PRC and took into effect on the same date, which made two minor adjusts to Article 26 and Article 64 of the Amended Private Education Promotion Law.

The Amended Law for Promoting Private Education establishes a new classification system for private schools. Private schools are now classified by whether they are established and operated for profit-making purposes. Under the Amended Law for Promoting Private Education, sponsors of private schools that are not engaged in compulsory education may choose to establish not-for-profit or for-profit private schools at their own discretion. School sponsors of for-profit private schools are allowed to get income from the operation of the school, and the balance of running such schools is permitted to be handled in accordance with the PRC Company Law and other relevant laws and administrative regulations. School sponsors of not-for-profit private schools are prohibited from getting income from the operation of the schools, and all school-running balances shall be used for running schools. Furthermore, the remaining assets upon liquidation of for-profit private schools are permitted to be handled in accordance with the relevant provisions of the PRC Company Law and that of not-for-profit private schools may only be used for the operation of other not-for-profit schools. For-profit private schools are entitled to make their own decisions about collection of fees in accordance with the market situation, while collection of fees for not-for-profit private schools shall be subject to concrete measures to be promulgated by the provincial, autonomous regional or municipal government. In addition, private schools are entitled to preferential tax policies and land policies in accordance with PRC laws, with the emphasis that not-for-profit private schools shall enjoy preferential tax policies and land policies equivalent to those applicable to public schools.

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

On December 30, 2016, the MOE, the Ministry of Civil Affairs, the State Administration for Market Regulation, or SAMR, the Ministry of Human Resources and Social Security, or MOHRSS, and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools, reflecting the new classification system for private schools as set out in the Amended Law for Promoting Private Education. Pursuant to these implementation rules, if a private school established before the promulgation of the Amended Law for Promoting Private Education chooses to be registered as a not-for-profit school, it shall amend its articles of association, continue its operation and complete the new registration procedure. If such a private school chooses to be registered as a for-profit school, it shall conduct the financial settlement process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant governmental authorities. In addition, such a private school shall pay the relevant taxes, apply for a new private school operation permit, and apply to be transformed into a limited liability company and registered as a for-profit school and continue its operation.

On December 30, 2016, the MOE, SAMR and the MOHRSS jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger, termination and other material changes of a for-profit private school shall first be reported by the board of directors of the relevant school to and get approvals from the relevant authorities, and subsequently be registered with the competent branch of SAMR.

On August 31, 2017, the MOE and the SAMR issued the Notice on the Registration and Administration of the Name of For-Profit Private Schools, which became effective on 1 September 2017, pursuant to which the private school shall be registered as a limited liability company or a joint stock limited company according to the Company Law of the PRC and the Amended Law for Promoting Private Education and its name shall comply with the relevant laws and regulations on company registration and education.

In addition to the Amended Private Education Promotion Law and the rules above mentioned, more implementing regulations will be introduced to further provide detailed requirements for the operation of not-for-profit and for-profit private schools:

●	the amendment to the Implementation Rules for the Law on the Promotion of Private Education of the PRC;
●	the local regulations relating to legal entity registration of for-profit and nonprofit private schools; and
●	the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the provinces in which our schools are located, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools and measures for collection of not-for-profit private schools’ fees.

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

The Draft for Review makes certain significant changes to certain provisions of the 2004 Implementing Regulations, which may affect the private schools. Details of such changes are as follows:

●	Article 5: Foreign-invested enterprises established in China and social organizations whose controllers are foreign parties shall not sponsor, or participate in the establishment of or control private schools which provides compulsory education in China;
●	Article 12: A social organization, if simultaneously sponsors or actually controls more than one private school or implements group-oriented operations of schools, shall be qualified as a legal person, and the funds, personnel, organizations and other conditions and abilities suitable for carrying out the activities of running schools, and shall be responsible for the management and supervision of its private schools. Group-based education institution shall not control nonprofit private schools through mergers and acquisition, franchise, agreement or any other similar manner; and
●	Article 45: Related party transactions entered into by private schools shall be open, fair and just and shall not harm national interests, interest of the school or the rights and interests of the teachers and students.

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

According to the Law on the Protection of Minors of the PRC, which was amended on October 26, 2012 and became effective in January 2013, and was amended on October 17, 2020 and will become effective on June 1, 2021, schools, kindergartens and nurseries shall establish a safety system, improve safety education among minors and adopt measures to guarantee their personal safety.

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

Regulations Relating to Licenses for Value-Added Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, which was amended on July 29, 2014, and was amended again on February 6,2016, to regulate telecommunications activities in China. The Telecommunications Regulations divide telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or a VAT License, from the Ministry of Industry and Information Technology, or MIIT, or its provincial level counterparts. The Administrative Measures for Telecommunications Businesses Operating Licensing was promulgated by the MIIT on March 1, 2009 and amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

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

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010, and became effective on July 1, 2011, amended on December 29, 2018 and took effect on the same day, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

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

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2002, and was amended on March 24, 2019, housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee.

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

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC amended on November 19, 2017, and its Implementation Rules promulgated by the Ministry of Finance, or the MOF and last amended on 28 October 2011, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services, sales of services, intangible assets or real property, or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT.

On November 16, 2011, the MOF and the SAT jointly promulgated the Pilot Plan for Levying Value-Added Tax in lieu of Business Tax. Starting from January 1, 2012, the PRC Government has been gradually implementing a pilot program in certain provinces and municipalities, to levy a 6% VAT on revenue generated from modern service industries in lieu of the business tax.

The Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation), which was promulgated on May 6, 2016 by the SAT, and revised according to the Notice of State Administration of Taxation on Revising Some Normative Documents on Taxation on June 15, 2018, provides that if a domestic enterprise provides cross-border taxable activities such as professional technology services, technology transfer, software service etc., the above mentioned cross-border taxable activities shall be exempted from the VAT.

On March 23, 2016, the MOF and the SAT jointly issued the Circular of Full Implementation of Business Tax to Value-added Tax Reform, which confirms that business tax will be completely replaced by the VAT from May 1, 2016.

Pursuant to Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates issued by the MOF and SAT on April 4, 2018 and effective on May 1, 2018, the applicable VAT for VAT-taxable sales activities or imported goods are adjusted respectively from 17% and 11% to 16% and 10%.

In accordance with Ministry of Finance, General Administration of Taxation, General Administration of Customs Announcement No. 39 of 2019, the applicable VAT for VAT-taxable sales activities or imported goods are adjusted respectively from 16% to 13% since April 1, 2019.

Tuition fees generated from kindergarten services in the PRC are qualified for VAT exemption pursuant to a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation. Revenue generated from other services in the PRC, namely play-and-learn center services, franchise fees, royalty fees, and training services, is reported net of VAT, at a rate of 6%, collected on behalf of PRC tax authorities, except for an entity who is designated as a small scale VAT payer. Small scale VAT payer is subject to VAT at a rate of 3% on play-and-learn center services and training services, which was reduced to 1% from March 1, 2020 to December 31, 2021, due to the pandemic of COVID-19.

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

Regulations Relating to Anti Long-Arm Jurisdiction

The MOFCOM issued the Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, a working committee shall decide whether or not to include a foreign entity concerned in the list of unreliable entities and make an announcement on such inclusion based on investigation of following factors: (i) the extent of damage caused to China′s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; and (iv) any other relevant factors. If a foreign entity is included in the list of unreliable entities, the working committee may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; or (vi) any other necessary measures.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. A working committee will take the following factors into consideration when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China′s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; and (iv) any other relevant factors. In case it is confirmed that there exists unjustified extra-territorial application of foreign legislation and other measures, the MOFCOM may issue an injunction against such relevant foreign legislation and other measures. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

C.           Organizational Structure

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and consolidated affiliated entities:

(1)	Messrs. Chimin Cao and Yanlai Shi are beneficial owners of the shares of RYB Education, Inc. and hold 24.18% and 14.59% equity interests in Beijing RYB, respectively. Messrs. Chimin Cao and Yanlai Shi are also directors of our company.
(2)	Beijing RYB, directly or through its subsidiaries, sponsor and control of 89 out of 117 of our directly operated kindergartens. In addition to these 89 kindergartens, we also had 9 directly operated kindergartens in China and 19 directly operated kindergartens in Singapore as of December 31, 2020, all of which are sponsored or controlled by Precious Companion Group Limited or its subsidiaries.

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

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

●	the ownership structures of RYB Technology and Beijing RYB are in compliance with PRC laws or regulations currently in effect; and
●	the contractual arrangements among RYB Technology, Beijing RYB, and the shareholders of Beijing RYB, governed by PRC law, are valid and binding under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

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

D.           Property, Plant and Equipment

As of December 31, 2020, we leased office space and facilities for our directly operated teaching facilities in China and Singapore with an aggregate gross floor area of approximately 356,660 square meters. Our leases have terms of 1 to 20 years. The areas of our leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as-is basis. A majority of our directly operated kindergartens are located on leased premises designated for educational use.

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

We have achieved steady growth in recent years. Our directly operated kindergartens and student care centers increased from 101 as of December 31, 2018 to 144 as of December 31, 2019, and further to 150 as of December 31, 2020, including 52 in Singapore as of December 31, 2020. We had 23,627, 30,806 and 34,011 students enrolled at our directly operated kindergartens and student care centers as of December 31, 2018, 2019, and 2020, respectively, including 5,363 in Singapore as of December 31, 2020. The number of our franchise kindergartens and student care centers increased from 247 as of December 31, 2018 to 258 as of December 31, 2019, and decreased to 255 as of December 31, 2020 including 9 in Singapore as of December 31, 2020. The total number of our directly operated and franchise play-and-learn centers increased from 1,102 as of December 31, 2018 to 1,158 as of December 31, 2019, and further to 1,163 as of December 31, 2020. We expect the size of our network and our student enrollment to continue to grow steadily.

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

Impact of COVID-19 On Our Operations

The majority of our net revenues are derived from tuition fees from directly operated kindergartens and student care centers and franchise fees from franchise play-and-learn centers. The outbreak of COVID-19 has substantially affected our results of operations and financial conditions during the year of 2020. Since the outbreak, the Chinese government with the aim to contain the spread of COVID-19 has taken a number of actions and imposed strict measures, including mandatory quarantine requirements, travel restrictions, contact tracing efforts, encouraging employees of enterprises to work remotely from home, and cancelling public activities, among others. The pandemic of COVID-19 has disrupted our operations in China and Singapore resulting in temporary closure of our facilities for most of the first half of 2020 as requirement by the government.

During the period of temporary facility closure, we have taken prompt and proactive measures in response, which included taking preventive measures to ensure the health and safety of our students and staff at our facilities, holding parent-teacher meetings online to proactively communicate our crisis relief plan and effectively retain students, as well as in-school health protocols and supportive measures for franchisees. In addition, we introduced online educational content to facilitate home-based education and continue to work towards an integrated OMO (online-merge-offline) model. We also carried out stringent cost control measures to strengthen balance sheet and liquidity position.

Thanks to the effective control of COVID-19 in China, following the guidance of local governments, our facilities have begun a phased reopening in late May of 2020. By the end of September 2020, most of our directly operated facilities in both China and Singapore had reopened. As of December 31, 2020, all of our directly operated facilities in both China and Singapore and over 80% of our franchise play-and-learn centers resumed operations.

Despite these efforts, the broad ramifications of COVID-19, its future development including the global severity and its duration, decisions by government authorities and measures imposed to contain outbreak(s), scope of continuing disruption, and impact and its extent on our operating and financial results cannot be predicted. Our results of operations may also be affected to the extent that the outbreak harm the Chinese economy in general. Given these factors, we expect the effects of COVID-19 on our business likely to adversely affect our results of operations in 2021.

Key Components of Results of Operations

Net Revenues

Our net revenues include tuition fees generated from kindergarten services, student care services and play-and-learn center services, franchising fees, sale of educational merchandise, royalty fees and training and other services. We provide private kindergarten services, student care services and play-and-learn center services to students and charge tuition fees. We recorded US$117.1 million, US$147.4 million and US$92.1 million in tuition fees from our directly operated facilities in 2018, 2019 and 2020, respectively. Tuition fees are collected in advance and are initially recorded as deferred revenue and recognized ratably over the course of the programs.

We generate franchise fees through the provision of initial setup services as well as ongoing franchisee support services. At the start of each franchise relationship, we charge the franchisee a one-time initial franchise fee, the first-year annual franchise fee and the initial merchandise fee. During the term of the franchise, we charge each franchisee recurring annual franchise fees for the use of our brand and core course materials and one advice session per year. We recorded US$14.4 million, US$12.3 million and US$9.1 million in franchise fees in 2018, 2019 and 2020, respectively.

We generate training and other services revenues through provision of services such as training to our franchisees and their teaching staff, as well as other services. We recorded US$7.2 million, US$6.2 million and US$1.6 million from training and other services provided to franchise business in 2018, 2019 and 2020, respectively.

We generate royalty fees through course licensing and provision of educational merchandise, kindergarten operational services, training and other advisory services through other business partners to the kindergartners beyond our directly operated and franchised kindergartens. We recorded US$0.6 million, US$0.3 million and US$0.3 million in royalty fees in 2018, 2019 and 2020, respectively.

We generate educational merchandise revenue through the sale of educational merchandise, including educational toys, teaching aids, textbooks and other goods, to our franchisees for them to further distribute and also directly to a vast market of families. We recorded US$17.3 million, US$16.1 million and US$6.6 million from the sale of educational merchandise to our franchisees and end-users in 2018, 2019 and 2020, respectively.

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Services:
Tuition fees from kindergartens, student care centers and play-and-learn centers	117,080	74.8%	147,417	80.9%	92,123	83.9%
Franchise fees	14,365	9.2%	12,269	6.7%	9,065	8.3%
Training and other services	7,161	4.6%	6,156	3.4%	1,632	1.5%
Royalty fees	610	0.4%	341	0.2%	253	0.2%
	139,216	89.0%	166,183	91.2%	103,073	93.9%
Products:
Sale of educational merchandise	17,282	11.0%	16,100	8.8%	6,642	6.1%
Total net revenues	156,498	100%	182,283	100%	109,715	100%

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

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling expenses	2,233	1.4%	2,808	1.5%	1,285	1.2%
General and administrative expenses	26,428	16.9%	23,775	13.1%	24,313	22.1%
Impairment loss on goodwill	—	—	—	—	8,454	7.7%
Impairment loss on long-lived assets	—	—	—	—	2,148	2.0%
Total operating expenses	28,661	18.3%	26,583	14.6%	36,200	33.0%

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

	Year Ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Net Revenues
Services
Tuition fees from kindergartens, student care centers and play-and-learn centers	117,080	74.8%	147,417	80.9%	92,123	83.9%
Franchise fees	14,365	9.2%	12,269	6.7%	9,065	8.3%
Training and other services	7,161	4.6%	6,156	3.4%	1,632	1.5%
Royalty fees	610	0.4%	341	0.2%	253	0.2%
Products
Sale of education merchandise	17,282	11.0%	16,100	8.8%	6,642	6.1%
Total net revenues	156,498	100.0%	182,283	100.0%	109,715	100.0%
Cost of revenues
Services	121,549	77.6%	147,669	81.0%	113,285	103.2%
Products	9,315	6.0%	7,865	4.3%	3,616	3.3%
Total cost of revenues	130,864	83.6%	155,534	85.3%	116,901	106.5%
Gross profit (loss)	25,634	16.4%	26,749	14.7%	(7,186)	(6.5)%
Operating expenses
Selling expenses	2,233	1.4%	2,808	1.5%	1,285	1.2%
General and administrative expenses	26,428	16.9%	23,775	13.1%	24,313	22.1%
Impairment loss on goodwill	—	—	—	—	8,454	7.7%
Impairment loss on long-lived assets	—	—	—	—	2,148	2.0%
Total operating expenses	28,661	18.3%	26,583	14.6%	36,200	33.0%
Operating (loss) income	(3,027)	(1.9)%	166	0.1%	(43,386)	(39.5)%
Interest income	2,147	1.4%	858	0.5%	348	0.3%
Government subsidy income	683	0.4%	499	0.3%	4,591	4.1%
Gain on disposal of subsidiaries	1,234	0.8%	492	0.3%	96	0.1%
Impairment loss on long-term investments	—	—	—	—	(2,432)	(2.2)%
Income (loss) before income taxes	1,037	0.7%	2,015	1.1%	(40,783)	(37.2)%
Income tax expenses	2,459	1.6%	3,541	1.9%	215	0.2%
Loss before loss in equity method investments	(1,422)	(0.9)%	(1,526)	(0.8)%	(40,998)	(37.4)%
Loss from equity method investments	(291)	(0.2)%	(664)	(0.4)%	(185)	(0.1)%
Net loss	(1,713)	(1.1)%	(2,190)	(1.2)%	(41,183)	(37.5)%

The following table lists our net revenue and cost of revenues by reportable segment for the periods indicated, and financial data has been retrospectively presented to give effect to the current structure.

	Years Ended December 31,
	2018	2019	2020

	(in thousands of US$)
Net revenues
PRC Kindergartens	124,175	131,427	68,319
PRC Play-and-learn centers	26,777	24,901	12,215
Singapore kindergartens, student care centers and others	—	19,073	25,964
Others	5,546	6,882	3,217
Total net revenues	156,498	182,283	109,715
Cost of revenues
PRC Kindergartens	108,140	113,315	78,901
PRC Play-and-learn centers	15,694	14,269	8,610
Singapore kindergartens, student care centers and others	—	16,200	21,513
Others	7,030	11,750	7,877
Total cost of revenues	130,864	155,534	116,901
Gross profit (loss)
PRC Kindergartens	16,035	18,112	(10,582)
PRC Play-and-learn centers	11,083	10,632	3,605
Singapore kindergartens, student care centers and others	—	2,873	4,451
Others	(1,484)	(4,868)	(4,660)
Total gross profit (loss)	25,634	26,749	(7,186)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

Our directly operated facilities increased from 144 in 2019 to 150 in 2020, with the student enrollment at our directly operated facilities increased from 30,806 as of December 31, 2019 and 34,011 as of December 31, 2020. The increase in our student enrollment was mainly driven by higher utilization rates at ramping facilities and contribution from our Singapore operations.

Our net revenues decreased by 39.8% from US$182.3 million in 2019 to US$109.7 million in 2020. This decrease was primarily attributable to a US$55.3 million decrease in tuition fees from our directly operated kindergartens, play-and-learn centers and student care centers. This was mainly due to the temporary closure of our facilities in PRC during most of the first nine months in 2020, which was caused by the COVID-19 pandemic.

Our revenues from franchise fees decrease by 26.1% from US$12.3 million in 2019 to US$9.1 million in 2020, as our franchise facilities in PRC also temporarily suspended operation during most of the first nine months of 2020 due to the COVID-19 pandemic.

Our revenues from the sale of educational merchandise decrease by 58.7% from US$16.1 million in 2019 to US$6.6 million in 2020. This decrease was primarily due to a decrease in the amount of merchandise sold through our franchise network, as our facilities in PRC suspended operation during most of the first nine months of 2020 due to the COVID-19 pandemic.

Cost of Revenues

Our cost of revenues decreased by 24.8% from US$155.5 million in 2019 to US$116.9 million in 2020, primarily due to a decrease in staff compensation and direct costs in our directly operated kindergartens.

Gross profit/(loss)

As a result of the factors set out above, our gross loss in 2020 was US$7.2 million, compared with gross profit of US$26.7 million.

Operating Expenses

Our selling expenses decreased by 54.2% from US$2.8 million in 2019 to US$1.3 million in 2020. This decrease was primarily due to our reduction in marketing activities, as our business was disrupted by the COVID-19 outbreak for the first nine months of 2020. Selling expenses constituted 1.5% and 1.2% of our net revenues in 2019 and 2020, respectively.

Our general and administrative expenses increased by 2.3% from US$23.8 million in 2019 to US$24.3 million in 2020. This increase was mainly contributed by credit loss expenses incurred in the fourth quarter of 2020, which was partially offset by the decrease of share-based compensation expenses and administrative expenses as a result of our stringent cost control measures to combat the challenges by COVID-19.

Our impairment loss on goodwill in 2020 was US$8.5 million, compared to nil in 2019. Due to the impact of COVID-19 on operations and financial results, the Company concluded that an impairment indicator existed at the end of the first quarter and the fair value of its certain reporting units, primarily those with new initiatives, were less than their carrying value. As a result of the impairment assessments, the Company determined that there was an impairment loss on goodwill of $8.5 million at the end of the first quarter 2020.

Our impairment loss on long-lived assets in 2020 was US$2.1 million, compared to nil in 2019. This was mainly due to the impairment loss on intangible assets arisen from the acquisition of certain new initiatives and long-lived assets of a few directly-operated kindergartens such as leasehold improvements and furniture.

Operating Income/(loss)

We had US$0.2 million operating income in 2019, and US$43.4 million operating loss in 2020, respectively.

Government Subsidies

We recognized US$0.5 million and US$4.6 million in government subsidies for 2019 and 2020, respectively. We receive government subsidies at the discretion of the local government based on certain criteria in relation to our kindergarten operations. Government subsidies are recognized as liabilities when the government subsidies are received, and released to consolidated statements of operations as government subsidy income when we are not subject to further obligation or future refunds. Government subsidies granted to specific kindergartens to subsidize their rental and teacher training costs were recorded to offset the cost of revenues when the conditions were met. For the years ended December 31, 2019 and 2020, US$6.0 million and US$12.7 million were recognized as reduction of cost of revenues, respectively.

Income Tax Expenses

Our income tax expenses decreased from US$3.5 million in 2019 to US$0.2 million in 2020, primarily due to the impact of COVID-19 on operations and financial results.

Net Loss

As a result of the foregoing, we had net loss of US$2.2 million in 2019 and net loss of US$41.2 million in 2020, respectively.

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

PRC

Under the PRC Enterprise Income Tax Law, or EIT Law, our PRC subsidiaries and consolidated affiliated entities are subject to enterprise income tax at a statutory rate of 25%. In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, our PRC subsidiaries and consolidated affiliated entities, except for entities who are designated as small scale VAT payers, are subject to value added tax, or VAT, at a rate of 6% to 17% on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. Small scale VAT payer is subject to VAT at a rate of 3% on play-and-learn center services and training services, which was reduced to 1% from March 1, 2020 to December 31, 2021, due to the pandemic of COVID-19.

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

We provide private kindergarten services, play-and-learn center services and student care center services to students. Tuition fees are collected in advance and are initially recorded as deferred revenue.

Kindergarten services consist of a series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and not sold standalone. Therefore, the kindergarten services are accounted for as a single performance obligation.

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

The transaction prices for kindergarten services, play-and-learn center services and students care center services are determined by the contract amount net of refund. For the kindergarten program, the students can claim certain amount of the tuition refund, upon withdrawal, if more than a certain number of classes are missed. For the play-and-learn program, students are entitled to refund, upon withdrawal, for unused portion of the prepaid course fees. For the student care services, the students can claim refund, upon withdrawal, if classes are missed due to illness. The refund amount is subject to the refund policy at each facility and the timing of the student’s withdrawal.

Revenues for the kindergarten services and student care services are recognized on a straight line basis over the service period. Revenues for the play-and-learn center services are recognized ratably over the course of the programs.

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

Annual franchise fees represent supporting services provided by us to the franchised kindergartens or play-and-learn centers. The related annual franchise fees are received upfront and recorded as deferred revenue. Annual franchise fees are recognized over time throughout the contract terms.

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

We provide training services to the franchisees of the franchised kindergartens and play-and-learn centers. We identified the training services as a single performance obligation, and given the trainings are usually performed during a short period of time, revenues are recognized at the point of time when training services are delivered.

We authorizes its business partners the right to use its educational courses and relevant solutions. The royalty fees are received upfront and recorded as deferred revenue. We identified the royalty fees as a single performance obligation, and revenues are recognized over time throughout the contract terms.

Consolidation of Variable Interest Entities

Our consolidated financial statements include the financial statements of RYB Education, Inc., its subsidiaries, its VIEs and the VIEs’ subsidiaries and kindergartens. All profits, transactions and balances among RYB Education, Inc., its subsidiaries, its VIEs and the VIEs’ subsidiaries and kindergartens have been eliminated upon consolidation.

PRC laws and regulations restrict foreign ownership and investment in the education industry at the kindergarten level. As RYB Technology, Qiyuan Education Technology (Tianjin) Co., Ltd. (“TJ Qiyuan”) and Beijing Beilin International Education Co., Ltd. (“BJ Beilin”) are deemed foreign legal persons under PRC laws, our subsidiaries are not eligible to engage in the provision of kindergarten services. To comply with these foreign ownership restrictions, we operate substantially all of its education services through VIEs and the VIEs’ subsidiaries and kindergartens in the PRC. The VIEs and their subsidiaries and kindergartens hold leases and other assets necessary to provide education services and generate revenues.

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

In 2019 and 2020, our certain kindergartens, during the application or renewal process of registration, elected as not-for-profit kindergartens in the PRC and operated in compliance with PRC not-for-profit legal regimes. However, we believe these not-for-profit kindergartens do not meet the definition of a not-for-profit entity under U.S. GAAP, and therefore treat these not-for-profit kindergartens as “for-profit” entities for accounting purposes. These not-for-profit kindergartens generally cannot declare dividends or distribute their net assets to their sponsors, our consolidated VIEs.

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

We maintain control of these not-for-profit kindergartens through our rights to designate a majority of the governing entities’ board members, through which we have the legal ability to direct the activities most significantly impacting these not-for-profit kindergartens’ economic performance. We maintain a variable interest in these not-for-profit kindergartens through consultation and service arrangements in which fees for such consultation and service are determined at our discretion. We have the ability to provide additional contractual arrangements for educational and other services. We also have the ability to transfer our sponsor rights to govern these not-for-profit kindergartens to other parties, which could yield a return if and when these rights are transferred.

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

Fair Value of Options

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	Grant date
	2018	2020
Risk-free interest rate(1)	2.73%	0.86%-0.93%
Expected volatility(2)	38%	40%
Expected dividend yield(3)	—	—
Expected multiples(4)	2.2	2.2
Fair value of underlying ordinary share(5)	17.40	2.38-2.7
(1)	We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options.

(2)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term of the options.
(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(4)	The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.
(5)	The estimated fair value of the ordinary shares underlying the options as of the grant dates was mainly determined based on a retrospective valuation with the assistance of a third-party appraiser before September 27, 2017, and based on the Company’s share price since September 27, 2017.

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

We adopted the 2009 and 2017 Share Incentive Plans for the grant of share options to employees, directors and non-employees to provide incentive for their services. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2009 and 2017 Share Incentive Plans was 6,354,767 ordinary shares as of March 31, 2021.

For share options, we used the binomial option pricing model determine the estimated fair value. For options granted before our initial public offering, the volatility assumption was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term of the options. For options granted after our initial public offering, the volatility assumption was also considered the historical volatility of our share price since the initial public offering.

For non-vested shares granted after our initial public offering, the fair value of our non-vested shares on the grant date is determined by the closing quoted market price.

Impairment Assessment on Long-Lived Assets and Goodwill

Long-lived assets, including property, plant and equipment, operating lease right-of-use assets, intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of long-lived assets or asset group to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. We recorded impairment loss on property, plant, and equipment and operating lease right-of-use assets of nil, nil and US$428,000 during the years ended December 31, 2018, 2019 and 2020. We recorded impairment losses on intangible assets with definite lives of nil, US$79,000 and US$1,720,000 during the years ended December 31, 2018, 2019 and 2020.

The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. No impairment charge was recognized for the years ended December 31, 2018, 2019 and 2020.

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

We performed annual impairment test, at December 31, using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. We recorded impairment losses on goodwill of nil, US$337,000 and US$8,454,000 during the years ended December 31, 2018, 2019 and 2020.

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

Leases

We have lease contracts for offices, kindergartens, play-and-learn centers and student care centers in different cities in the PRC and Singapore under operating leases. We determine whether an arrangement constitutes a lease and record lease liabilities and right-of-use assets on our consolidated balance sheets at the lease commencement. We measure our lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to us. We measure right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. We begin recognizing rent expense when the lessor makes the underlying asset available to us. Our leases have remaining lease terms of up to 19 years, none of them include options to extend or terminate the leases.

For leases with lease term less than one year (short-term leases), the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.                                    Liquidity and Capital Resources

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	Years Ended December 31,
	2018	2019	2020

	(in thousands of US$)
Summary Consolidated Cash Flow:
Net cash generated from/(used in) operating activities	828	12,982	(6,526)
Net cash used in investing activities	(51,735)	(34,378)	(2,585)
Net cash (used in)/generated from financing activities	(756)	(13,454)	556
Exchange rate effect on cash and cash equivalents and restricted cash	(2,741)	(542)	(6,302)
Net decrease in cash and cash equivalents and restricted cash	(54,404)	(35,392)	(14,857)
Cash and cash equivalents and restricted cash at beginning of year	159,234	104,830	69,438
Cash and cash equivalents and restricted cash at end of year	104,830	69,438	54,581

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2018, 2019 and 2020, our cash and cash equivalents and restricted cash were US$104.8 million, US$69.4 million and US$54.6 million, respectively. Restricted cash represents Renminbi deposits in restricted bank accounts for operating kindergartens required by certain local regulations. The deposits in restricted bank accounts cannot be withdrawn until these kindergartens are closed. As of December 31, 2018, 2019 and 2020 restricted cash were approximately US$0.7 million, US$0.7 million and US$1.1 million, respectively. Approximately 89.4% of our cash and cash equivalents and restricted cash as of December 31, 2020 were held in China. Approximately 42.6% of our cash and cash equivalents and restricted cash were held by our consolidated affiliated entities and denominated in Renminbi.

The disruption on our business operations caused by the pandemic of COVID-19 has had material adverse effects on our financial condition and operations during the first three quarters of 2020. Since February 2020, most of our facilities in China have been closed until May 2020 when our facilities began a phased reopening. As of December 31, 2020, all of our directly operated kindergartens, play-and-learn centers and student care centers in both China and Singapore have resumed operation. During the year, we have taken various mitigating steps to cope with COVID-19’s adverse impact on our operations and liquidity, including (i) reducing labor costs and operational expenses, (ii) postponing discretionary capital expenditures and (iii) obtaining bank facilities if necessary. By cutting expenses and reducing costs reasonably, streamlining team structure and adjusting personnel, the Company successfully overcome the challenges brought by the COVID-19 pandemic and maintained a healthy cash position by the end of 2020.

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

Operating Activities

Net cash used in operating activities in the year ended December 31, 2020 was US$6.5 million. The difference between our net loss of US$41.2 million and the net cash used in operating activities was due to (i) an adjustment to add back US$44.7 million in non-cash and non-operating items, which mainly consist of US$15.6 million from the reduction in the carrying amount of the right-of-use assets, US$13.0 million from impairment losses, US$11.7 million from depreciation and amortization, and (ii) changes in certain working capital accounts that affected operating cash flow, primarily including a US$14.3 million decrease in operating lease liabilities, a US$1.7 million decrease in accrued expenses and other current liabilities, and a US$1.4 million decrease in deferred revenue; which was partially offset by a US$1.7 million decrease in our inventories, and a US$3.7 million increase in our income tax payable. Operating lease liabilities were decreased mainly due to the lease payment. Accrued expenses and other current liabilities were decreased mainly due to the decrease in salary and welfare payable as a result of our cost control measures to mitigate impacts by COVID-19.

Net cash generated from operating activities in the year ended December 31, 2019 was US$13.0 million. The difference between our net loss of US$2.2 million and the net cash generated from operating activities was due to (i) an adjustment to add back US$16.2 million in non-cash and non-operating items, which mainly consist of US$11.5 million from depreciation and amortization and US$4.0 million from share-based compensation, (ii) a decrease of cash as result of increase in working capital. In 2019, our accounts receivable increased for US$1.7 million, inventories increased for US$2.0 million, other non-current assets increased for US$2.3 million, prepayment from customers decreased for US$1.4 million and deferred tax assets increased for US$2.7 million, this effect was partially offset by an increase of US$5.6 million in accrued expenses and other liabilities and an increase of US$3.4 million in income tax payable. Prepayment from customers decreased mainly due to our proactive slowdown of expansion in franchise network in the second half of 2019. Deferred tax assets increased mainly because several of our subsidiaries and directly operated facilities recorded loss in 2019. Accrued expenses and other current liabilities increased mainly due to the increase in salary and welfare payable that accompanied the increase in the number of employees and network expansion. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. It increased in 2019 due to the increase in our taxable income in the fourth quarter of 2019.

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

Investing Activities

Net cash used in investing activities was US$2.6 million in the year ended December 31, 2020, primarily due to US$4.0 million used in purchase of property, plant and equipment and spending on leasehold improvement.

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

Financing Activities

Net cash generated from financing activities in the year ended December 31, 2020 was US$0.6 million, which was primarily attributable to capital contribution from noncontrolling interests of US$0.8 million.

Net cash used in financing activities in the year ended December 31, 2019 was US$13.5 million, which was primarily attributable to US$12.0 million used in share repurchase payments.

Net cash used in financing activities in the year ended December 31, 2018 was US$0.8 million, which was primarily attributable to payment of initial public offering expenses of US$1.4 million, partially offset by capital contribution from noncontrolling interests of US$0.8 million.

Capital Expenditures

Our capital expenditures are incurred mainly for new teaching facility establishment and existing facility renovations. We made capital expenditures of US$16.3 million, US$14.1 million and US$4.8 million in 2018, 2019 and 2020, respectively. The decrease of capital expenditures was mainly due to the slowdown of our directly operated facilities expansion in 2020 caused by the COVID-19 impact.

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

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Period
		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

	(in thousands of US$)
Operating Lease Obligations	123,429	17,838	31,278	22,983	51,330
Purchase Obligations	4,628	558	815	464	2,791
Total	128,057	18,396	32,093	23,447	54,121

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2018, 2019 and 2020 were US$16.2 million, US$20.3 million and US$16.9 million, respectively. Purchase obligations relate to future minimum purchase obligations under the non-cancelable purchase agreements related to curriculum collaboration with international institutions.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of March 31, 2021.

Directors and Executive Officers	Age	Position/Title
Chimin Cao	57	Co-founder, Executive Director and Chairman of the Board
Yanlai Shi	50	Co-founder, Executive Director and Chief Executive Officer
Cen Shi	45	Director
Joel A. Getz	56	Independent Director
Dennis Demiao Zhu	57	Independent Director
Zhengong Chang	70	Independent Director
Hao Gu	39	Chief Financial Officer

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

Mr. Cen Shi joined our board as a director in December 2020. Mr. Shi is a partner of Ascendent Capital Partners, a China-based private equity firm. Prior to joining Ascendent, Mr. Shi was senior vice president of D. E. Shaw & Co., responsible for its Greater China private equity investment business. Prior to that, Mr. Shi served as vice president at CCMP Capital Asia Pte Ltd. (formerly known as JP Morgan Partners Asia), where he focused on buyouts and other private equity investments in the Asia Pacific region. He began his career at Goldman Sachs Investment Banking division, where he worked on equity offerings and cross-border mergers and acquisitions for Chinese companies. Mr. Shi received his bachelor’s degree and master’s degree in economics from Tsinghua University.

Mr. Joel A. Getz started to serve as our director in September 2017. Mr. Getz is now the Deputy Dean for Alumni, Development, and Special Initiatives at the Yale School of Management. In addition to that, Mr. Getz serves as secretary and independent director of Stephan Co., a publicly traded manufacturer and distributor of hair care, skincare and personal care items in the U.S. Prior to that, Mr. Getz held senior development roles at several non-profit organizations. From 1990 to 1997, Mr. Getz was the president and co-founder of Rim Pacific, a manufacturing and distribution firm focusing on art reproductions. Mr. Getz received his B.A. in 1986 from Harvard University.

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

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB12.4 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2009 Share Incentive Plan

In September 2009, our board of directors approved the 2009 Share Incentive Plan, which we refer to as the 2009 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares that may be issued under the 2009 Plan was at first 1,222,910, and was later increased by the board of director to 2,573,756 in 2011. As of March 31, 2021, options to purchase 2,019,256 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2021, the options granted under our 2009 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Shares
	Underlying Options	Exercise Price
Name	Awarded	(US$/Share)	Date of Grant	Date of Expiration
Chimin Cao	*	3.11	September 29, 2013	From November 17, 2023 to July 15, 2024
Yanlai Shi	583,460	1.08	September 11, 2009	From April 27, 2018 to May 27, 2024
	*	3.11	September 29, 2013	From November 17, 2023 to July 15, 2024
	*	1.08	November 5, 2015	November 4, 2023
	789,096	3.11	November 5, 2015	November 4, 2023
	*	1.08	July 1, 2017	June 30, 2025
	*	3.11	July 1, 2017	June 30, 2025

*                 Less than 1% of our total outstanding shares.

As of March 31, 2021, other employees as a group held options to purchase 791,450 ordinary shares of our company, with exercise prices ranging from US$1.08 to US$3.11 per share.

2017 Share Incentive Plan

In June 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated from time to time, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is initially 2,059,005 Class A ordinary shares, plus an annual increase in the maximum number of Class A ordinary shares on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the lesser of (i) 2.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number as may be determined by the board of directors. As of March 31, 2021, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 Plan was 4,331,011 Class A ordinary shares, and options to purchase 2,780,486 ordinary shares and restricted shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of March 31, 2021, the options granted under our 2017 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Shares
	Underlying Options
	and Restricted Shares		Exercise Price
Name	Awarded		(US$/Share)	Date of Grant	Date of Expiration
Chimin Cao	514,751		11.66	June 22, 2017	June 21, 2027
	*	(1)	N/A	March 14, 2018	March 13, 2028
	*	(1)	N/A	August 20, 2019	August 19, 2029
	*	(1)	N/A	August 27, 2020	August 26, 2030
Yanlai Shi	772,127		11.66	June 22, 2017	June 21, 2027
	*	(1)	N/A	March 14, 2018	March 13, 2028
	*	(1)	N/A	August 20, 2019	August 19, 2029
	*	(1)	N/A	August 27, 2020	August 26, 2030
Hao Gu	*	(1)	N/A	July 29, 2019	July 28, 2029
	*	(1)	N/A	December 4, 2019	December 3, 2029
	*	(1)	N/A	August 27, 2020	August 26, 2030
(1)	Restricted shares

*      Less than 1% of our total outstanding shares.

As of March 31, 2021, other employees as a group held options to purchase 1,296,324 ordinary shares of our company, with exercise price ranging from US$0.001 to US$11.66 per share.

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

Audit Committee.  Our audit committee consists of Mr. Joel A. Getz, Mr. Dennis Demiao Zhu and Mr. Zhengong Chang. Mr. Zhu is the chairman of our audit committee. We have determined that Mr. Getz, Mr. Zhu and Mr. Chang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Mr. Zhu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and 83
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Joel A. Getz, Mr. Dennis Demiao Zhu and Mr. Zhengong Chang. Mr. Chang is the chairman of our compensation committee. We have determined that Mr. Getz, Mr. Zhu and Mr. Chang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Chimin Cao, Mr. Dennis Demiao Zhu and Mr. Zhengong Chang. Mr. Cao is the chairperson of our nominating and corporate governance committee. Each of Mr. Zhu and Mr. Chang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office and responsibilities of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D.                                    Employees

As of December 31, 2018, 2019 and 2020, we had a total of 5,785, 6,547 and 6,338 employees, respectively. The majority of our employees are located in China. The following table sets forth the breakdown of our own employees as of December 31, 2020 by function:

Number
of
Functions:	Employees
Teaching staff in directly operated teaching facilities	4,087
Other staff in directly operated teaching facilities and supporting branch offices	1,770
Network support and supervision	193
Research and development*	37
Selling, general and administrative	251
Total	6,338

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

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 20,637,205 Class A ordinary shares and 6,949,141 Class B ordinary shares outstanding as of March 31, 2021, excluding the Company’s repurchase of 1,627,455 Class A ordinary shares in the form of ADSs made by December 31, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after March 31, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
					Percentage
					of
	Class A	Class B		Percentage of	aggregate
	ordinary	ordinary	Total ordinary	total ordinary	voting
	shares	shares	shares	shares	power†
Directors and Executive Officers:**
Chimin Cao(1)	4,738,433	2,059,005	6,797,438	24.1%	27.9%
Yanlai Shi(2)	2,342,416	2,059,005	4,401,421	14.9%	24.9%
Cen Shi(3)	5,713,612	2,831,131	8,544,743	31.0%	37.8%
Joel A. Getz	—	—	—	—	—
Dennis Demiao Zhu	—	—	—	—	—
Zhengong Chang	—	—	—	—	—
Hao Gu(4)	*	—	*	*	*
All Directors and Executive Officers as a Group	12,905,745	6,949,141	19,854,886	70.3%	90.7%

Principal Shareholders:
Ascendent Rainbow (Cayman) Limited(5)	5,713,612	2,831,131	8,544,743	31.0%	37.8%
Joy Year Limited(6)	4,135,854	2,059,005	6,194,859	22.0%	27.4%
Trump Creation Limited(7)	2,108,691	—	2,108,691	7.6%	2.3%
Bloom Star Limited(8)	—	1,194,865	1,194,865	4.0%	13.3%
RYB Education Limited(9)	300,741	864,140	1,164,881	3.9%	9.9%

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

**

Except for Messrs. Cen Shi, Dennis Demiao Zhu and Zhengong Chang, the business address of our directors and executive officers is c/o 4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China. The business address of Mr. Cen Shi’s is Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong. The business address of Mr. Dennis Demiao Zhu is Park Avenue 2-29G, 6 Chaoyang Park Nanlu, Beijing, 100026, People’s Republic of China. The business address of Mr. Zhengong Chang is 710-131 Upper Duke Cres. Markham ON, L6G 0B6, Canada.

(1)

Represents (i) 4,135,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company, (ii) 497,579 Class A ordinary shares Top Genius Ventures Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after March 31, 2021, and (iii) 105,000 restricted share units issuable to Mr. Cao within 60 days after March 31, 2021. Both Joy Year Limited and Top Genius Ventures Limited are ultimately held by The Top Genius Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Chimin Cao is the settlor of The Top Genius Trust, and Mr. Cao and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited and Top Genius Ventures Limited in our company.

(2)	Represents (i) 1,194,865 Class B ordinary shares held by Bloom Star Limited, a British Virgin Islands company, (ii) 300,741 Class A ordinary shares and 864,140 Class B ordinary shares held by RYB Education Limited, a Cayman Islands company, (iii) 1,936,675 Class A ordinary shares Noble Hero Holdings Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after March 31, 2021, and (iv) 105,000 restricted share units issuable to Ms. Shi within 60 days after March 31, 2021. Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited are all ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited in our company.
(3)	Represents the 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares held by Ascendent Rainbow (Cayman) Limited. Mr. Cen Shi is partner of Ascendent Capital Partners II, L.P., the sole shareholder of Ascendent Rainbow (Cayman) Limited.
(4)	Represents the 111,284 Class A ordinary shares Mr. Hao Gu has the right to acquire upon exercise of option or vesting of restricted shares within 60 days after March 31, 2021.
(5)	Represents the 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares held by Ascendent Rainbow (Cayman) Limited. The registered address of Ascendent Rainbow (Cayman) Limited is at the office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Ascendent Rainbow (Cayman) Limited is wholly owned by Ascendent Capital Partners II, L.P., a Cayman Islands limited partnership, whose general partner is Ascendent Capital Partners II GP, L.P., another Cayman Islands limited partnership. The general partner of Ascendent Capital Partners II GP., L.P. is Ascendent Capital Partners II GP Limited, a Cayman Islands company.
(6)	Represents the 4,135,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company. Joy Year Limited is ultimately held by The Top Genius Trust. Mr. Chimin Cao is the settlor and proctor of The Top Genius Trust, and Mr. Cao and his family members are its beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited in our company. The registered address of Joy Year Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	Represents the 2,108,691 Class A ordinary shares held by Trump Creation Limited, a British Virgin Islands company. The registered address of Trump Creation Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Represents the 1,194,865 Class B ordinary shares held by Bloom Star Limited, a British Virgin Islands company. Bloom Star Limited is ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Bloom Star Limited in our company.
(9)	Represents the 300,741 Class A ordinary shares and 864,140 Class B ordinary shares held by RYB Education Limited, a Cayman Islands company. RYB Education Limited is ultimately held by The Noble Hero Trust. Ms. Yanlai Shi is the settlor and proctor of The Noble Hero Trust, and Ms. Shi and her family members are its beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by RYB Education Limited in our company.

To our knowledge, as of March 31, 2021, 9,938,323 of our ordinary shares were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Other Transactions with Related Parties

We have rented certain office space from Ms. Zhiying Li, the spouse of Mr. Chimin Cao, our co-founder and Chairman of the Board. During 2018, 2019 and 2020, we incurred US$0.3 million, US$0.5 million and US$0.6 million, in rental expenses to Ms. Li. We had nil, nil and nil million due from Ms. Li as of December 31, 2018, 2019 and 2020, respectively, as prepaid rental expenses for the next year.

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

In 2016, we extended such loans to Hainan RYB International Kindergarten Management Co., Ltd., our equity investee, for working capital use. As of December 31, 2020, the outstanding principal amount under such loans was nil.

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

Legal Proceedings

We, certain of our directors and officers, and certain underwriters for our initial public offering were also named as defendants in a putative class action filed in the Superior Court of the State of California for the County of San Mateo: Qian v. RYB Education, Inc. et al., Case No. 17CIV05494. The complaint alleges that our registration statements contained misstatements or omissions regarding our business, operations and prospects in violation of the U.S. securities laws. The complaint states that the plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their purchase or other acquisition of our securities in connection with our initial public offering on or about September 27, 2017, and alleges violations of Sections 11, 12(a) (2) and 15 of the Securities Act of 1933. On November 2, 2020, the consolidated action was voluntarily dismissed without prejudice.

We and certain of our directors and officers were also named as defendants in a putative class action filed in the Supreme Court of the State of New York for the County of Queens: Zhang v. RYB Education, Inc. et al., Index No. 717923/2018. The complaint alleges that our registration statements contained misstatements or omissions regarding our business, operations and prospects in violation of the U.S. securities laws. The complaint states that the plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their purchase or other acquisition of our securities in connection with our initial public offering on or about September 27, 2017, and alleges violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On October 19, 2020, the consolidated action was voluntarily discontinued.

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

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

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

General Meetings of Shareholders.  As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings as at the date of the deposit, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required; and
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.
●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by either our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (subject to any rights or restrictions for the time being attached to any class of shares), may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association and our register of mortgages and charges). However, our board of director may from time to time determine whether the accounts and books of the Company shall be open to the inspection of our shareholders.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of March 31, 2021, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the Medicare tax on certain net investment income, the U.S. federal estate, gift and alternative minimum tax considerations, information reporting or backup withholding, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders in securities that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for alternative minimum tax;
●	individual retirement accounts or other tax-deferred accounts;
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our voting stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding common stock through such entities.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Assuming that we are the owner of the VIE for U.S. federal income tax purposes, and based upon our current and projected income and assets and the market value of our ADSs, we do not believe we are a PFIC for the taxable year ended December 31, 2020 and do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate being or becoming a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of the ADSs may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	a tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

As of December 31, 2020, we had Renminbi-denominated cash and cash equivalents, accrued expenses and other current liabilities and deferred revenue of RMB144.4 million, RMB332.5 million and RMB231.8 million, respectively. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in a decrease of US$2.2 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in an increase of US$5.1 million and US$3.6 million in accrued expenses and other current liabilities and deferred revenue, respectively.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, by making available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2020, we received reimbursement in the amount of US$0.1 million from the depositary.

PART II

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

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2019	2020

	(in thousands of US$)
Audit fees(1)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	1,201	647
KPMG Huazhen LLP(2)	—	999
Other fees	—	—
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	On November 18, 2020, we replaced Deloitte Touche Tohmatsu Certified Public Accountant LLP (“Deloitte”) and engaged KPMG Huazhen LLP (“KPMG”) as our independent registered public accounting firm. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

The policy of our audit committee is to pre-approve all audit and other service provided by our independent registered public accounting firms as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

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

				Total
				Number of
				ADSs
				Purchased as
				Part of the
	Total Number			Publicly	Approximate Dollar Value
	of ADSs	Average Price		Announced	of ADSs that May Yet Be
	Purchased	Paid Per ADS		Plan	Purchased Under the Plan
January, 2019	19,464	US$	6.866800	19,464	US$	11,866,345
February, 2019	229,667	US$	7.747914	229,667	US$	10,086,904
March, 2019	262,922	US$	7.380455	262,922	US$	8,146,420
April, 2019	649,007	US$	7.275642	649,007	US$	3,424,478
May, 2019	338,777	US$	7.596043	338,777	US$	851,113
June, 2019	127,618	US$	6.669192	127,618	US$	4
Total	1,627,455		N/A	1,627,455		N/A

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 18, 2020, we replaced Deloitte Touche Tohmatsu Certified Public Accountant LLP (“Deloitte”) as our independent registered public accounting firm. We engaged KPMG Huazhen LLP (“KPMG”) as our independent registered public accounting firm. The change of our independent registered public accounting firm had been approved by the audit committee of our board. The decision to replace Deloitte was not made due to any disagreements between us and Deloitte.

The report of Deloitte on our consolidated financial statements for the fiscal years ended December 31, 2018 and 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2018 and 2019 and the subsequent interim period through November 18, 2020, there have been no (i) disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their report on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided Deloitte with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from Deloitte a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated May 14, 2021 is attached as Exhibit 15.5.

During each of the fiscal years ended December 31, 2018 and 2019 and the subsequent interim period through November 18, 2020, neither we nor anyone on behalf of us has consulted with KPMG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

PART III

ITEM 17.     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.     FINANCIAL STATEMENTS

The consolidated financial statements of RYB Education, Inc. are included at the end of this annual report.

ITEM 19.     EXHIBITS

Exhibit Number	Description of Document
1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, effective September 27, 2017 (incorporated herein by reference to Exhibit 3.2 to the Form F-1/A filed on September 13, 2017 (File No. 333220259))

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

2.5	Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed on April 30, 2020 (File No. 001-38203))
2.6	Description of Class A Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed on April 30, 2020 (File No. 001-38203))
4.1	English summary of 2009 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))
4.2	2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))
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

8.1*	Significant Subsidiaries and Consolidated Affiliates Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of KPMG Huazhen LLP, an independent registered public accounting firm
15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.5*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Committee
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

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

Date: May 14, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors RYB Education, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of RYB Education, Inc. and subsidiaries (the Company) as of December 31, 2020, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2020.

Beijing, China

May 14, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of RYB Education, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of RYB Education Inc. and its subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 30, 2020

We began serving as the Company’s auditor in 2016. In 2020 we became the predecessor auditor.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31
	2019	2020
ASSETS
Current assets
Cash and cash equivalents	68,728	53,454
Term deposits	1,005	—
Accounts receivable (net of allowance for doubtful accounts of $92 and $467 as of December 31, 2019 and 2020, respectively)	2,804	1,844
Inventories	7,256	5,773
Prepaid expenses and other current assets	10,279	8,927
Loan receivables	1,149	107
Amounts due from related parties	349	—

Total current assets	91,570	70,105

Non-current assets
Restricted cash	710	1,127
Property, plant and equipment, net	50,142	47,638
Goodwill	52,687	46,147
Intangible assets, net	17,700	14,179
Long-term investments	5,237	217
Deferred tax assets	18,161	21,168
Other non-current assets	16,484	14,438
Operating lease right-of-use assets	83,403	87,472
TOTAL ASSETS	336,094	302,491
LIABILITIES
Current liabilities
Prepayments from customers, current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $5,904 and $4,145 as of December 31, 2019 and 2020, respectively)	5,904	4,145
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $47,825 and $42,703 as of December 31, 2019 and 2020, respectively)	56,472	54,406
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Group of $14,364 and $17,865 as of December 31, 2019 and 2020, respectively)	14,929	18,592
Operating lease liabilities, current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $13,068 and $12,277 as of December 31, 2019 and 2020, respectively)	16,399	16,856
Deferred revenue, current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $30,266 and $29,367 as of December 31, 2019 and 2020, respectively)	31,993	34,351
Long-term debt, current portion (including long-term debt of the consolidated VIEs without recourse to the Group of $nil and $nil as of December 31, 2019 and 2020, respectively)	87	7
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of $124 and $nil as of December 31, 2019 and 2020, respectively)	124	—
Total current liabilities	125,908	128,357
Non-current liabilities
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $2,508, and $4,024 as of December 31, 2019 and 2020, respectively)	2,508	4,024
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $4,206, and $709 as of December 31, 2019 and 2020, respectively)	5,531	1,726
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of $9,167 and $9,307 as of December 31, 2019 and 2020, respectively)	11,034	12,519
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to the Group of $1,271 and $nil as of December 31, 2019 and 2020, respectively)	3,384	1,890
Operating lease liabilities, non-current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $68,509 and $67,726 as of December 31, 2019 and 2020, respectively)	71,012	76,308
TOTAL LIABILITIES	219,377	224,824

MEZZANINE EQUITY
Redeemable non-controlling interests	8,801	9,988
EQUITY
Ordinary shares (par value of $0.001 per share; 990,000,000 shares authorized; 29,213,801 shares issued and 27,586,346 shares outstanding as of December 31, 2019; 29,213,801 shares issued and 27,812,754 shares outstanding as of December 31, 2020)	29	29
Treasury stock	(12,000)	(10,321)
Additional paid-in capital	139,843	141,094
Statutory reserve	4,060	4,652
Accumulated other comprehensive income (loss)	141	(1,468)
Accumulated deficit	(33,553)	(71,837)
Total RYB Education, Inc. shareholders’ equity	98,520	62,149
Non-controlling interest	9,396	5,530
TOTAL EQUITY	107,916	67,679
TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL EQUITY	336,094	302,491

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31,
	2018	2019	2020
Net revenues:
Services	139,216	166,183	103,073
Products	17,282	16,100	6,642
Total net revenues	156,498	182,283	109,715
Cost of revenues:
Services	121,549	147,669	113,285
Products	9,315	7,865	3,616
Total cost of revenues	130,864	155,534	116,901
Gross profit (loss)	25,634	26,749	(7,186)
Operating expenses:
Selling expenses	2,233	2,808	1,285
General and administrative expenses	26,428	23,775	24,313
Impairment loss on goodwill	—	—	8,454
Impairment loss on long-lived assets	—	—	2,148
Total operating expenses	28,661	26,583	36,200
Operating (loss) income	(3,027)	166	(43,386)
Interest income	2,147	858	348
Government subsidy income	683	499	4,591
Gain on disposal of subsidiaries	1,234	492	96
Impairment loss on long-term investments	—	—	(2,432)
Income (loss) before income taxes	1,037	2,015	(40,783)
Less: Income tax expenses	2,459	3,541	215
Loss before loss in equity method investments	(1,422)	(1,526)	(40,998)
Loss from equity method investments	(291)	(664)	(185)
Net loss	(1,713)	(2,190)	(41,183)
Less:Net (loss) income attributable to noncontrolling interest	(93)	387	(3,903)
Increase (decrease) in redeemable non-controlling interest	169	(143)	—
Net loss attributable to ordinary shareholders of RYB Education, Inc.	(1,789)	(2,434)	(37,280)
Net loss per share attributable to ordinary shareholders of RYB Education, Inc.
Basic and diluted	(0.06)	(0.09)	(1.33)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	29,213,801	28,074,624	28,122,851

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of U.S. dollars)

	Years ended December 31
	2018	2019	2020
Net loss	(1,713)	(2,190)	(41,183)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	(983)	269	(1,036)
Total comprehensive loss	(2,696)	(1,921)	(42,219)
Less: comprehensive (loss) income attributable to noncontrolling interest	(171)	289	(3,330)
Comprehensive loss attributable to RYB Education, Inc.	(2,525)	(2,210)	(38,889)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share data)

	RYB Education, Inc. Shareholders
						Accumulated		Total RYB			Redeemable
	Number of			Additional		other		Education, Inc.	Non-		non-
	ordinary	Ordinary	Treasury	paid-in	Statutory	comprehensive	Accumulated	shareholders’	controlling	Total	controlling
	share	share	stock	capital	reserve	income (loss)	deficit	equity	interest	equity	interest
Balance as of January 1, 2018	29,213,801	29	—	129,134	2,678	783	(28,879)	103,745	1,549	105,294	—
Net loss for the year	—	—	—	—	—	—	(1,620)	(1,620)	(121)	(1,741)	28
Cumulative effect adjustment related to Opening retained earnings for adoption of ASC606	—	—	—	—	—	—	931	931	—	931	—
Provision of statutory reserve	—	—	—	—	684	—	(684)	—	—	—	—
Share-based payments	—	—	—	6,747	—	—	—	6,747	—	6,747	—
Recognition of redeemable non-controlling interest	—	—	—	—	—	—	—	—	—	—	1,431
Adjustment of redeemable non-controlling interest	—	—	—	—	—	—	(169)	(169)	—	(169)	169
Foreign currency translation adjustment	—	—	—	—	—	(905)	—	(905)	(78)	(983)	—
Contribution by minority interest	—	—	—	—	—	—	—	—	3,330	3,330	—
Disposal of non-wholly subsidiaries	—	—	—	—	—	—	—	—	121	121	—
Acquisition of additional equity interest	—	—	—	—	—	—	—	—	—	—	—
From non-controlling shareholders	—	—	—	—	—	—	—	—	(190)	(190)	—
Balance as of December 31, 2018	29,213,801	29	—	135,881	3,362	(122)	(30,421)	108,729	4,611	113,340	1,628
Net loss for the year	—	—	—	—	—	—	(2,577)	(2,577)	70	(2,507)	317
Repurchase of shares	—	—	(12,000)	—	—	—	—	(12,000)	—	(12,000)	—
Provision of statutory reserve	—	—	—	—	698	—	(698)	—	—	—	—
Share-based payments	—	—	—	3,962	—	—	—	3,962	—	3,962	—
Recognition of redeemable non-controlling interest	—	—	—	—	—	—	—	—	—	—	6,895
Adjustment of redeemable non-controlling interest	—	—	—	—	—	—	143	143	—	143	(143)
Foreign currency translation adjustment	—	—	—	—	—	263	—	263	(98)	165	104
Contribution by minority interest	—	—	—	—	—	—	—	—	420	420	—
Disposal of non-wholly subsidiaries	—	—	—	—	—	—	—	—	(758)	(758)	—
Business acquisitions	—	—	—	—	—	—	—	—	5,151	5,151	—
Balance as of December 31, 2019	29,213,801	29	(12,000)	139,843	4,060	141	(33,553)	98,520	9,396	107,916	8,801
Cumulative effect adjustment upon adoption of ASC 326	—	—	—	—	—	—	(412)	(412)	—	(412)	—
Balance as of January 1, 2020	29,213,801	29	(12,000)	139,843	4,060	141	(33,965)	98,108	9,396	107,504	8,801
Net loss for the year	—	—	—	—	—	—	(37,280)	(37,280)	(4,915)	(42,195)	1,012
Settlement of vested shares using treasury shares	—	—	1,679	(1,679)	—	—	—	—	—	—	—
Provision of statutory reserve	—	—	—	—	592	—	(592)	—	—	—	—
Share-based payments	—	—	—	2,930	—	—	—	2,930	—	2,930	—
Foreign currency translation adjustment	—	—	—	—	—	(1,609)	—	(1,609)	398	(1,211)	175
Contribution by minority interest	—	—	—	—	—	—	—	—	760	760	—
Disposal of non-wholly subsidiaries	—	—	—	—	—	—	—	—	(109)	(109)	—
Balance as of December 31, 2020	29,213,801	29	(10,321)	141,094	4,652	(1,468)	(71,837)	62,149	5,530	67,679	9,988

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years ended December 31
	2018	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,713)	(2,190)	(41,183)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Depreciation of property, plant and equipment	7,530	9,296	9,239
Amortization of intangible assets	529	2,224	2,431
Reduction in the carrying amount of the right-of-use assets	—	—	15,634
Share-based compensation	6,747	3,962	2,930
Change in allowance for doubtful accounts receivable and other receivables	—	477	2,893
Change in allowance for loan receivables	—	—	1,464
Inventories write-down	—	—	199
Loss on disposal of property, plant and equipment	20	100	11
Loss from equity method investments	291	664	185
Impairment loss on long-term investments	—	—	2,432
Net gain on disposal of subsidiaries	(1,234)	(492)	(96)
Impairment loss on goodwill	—	—	8,454
Impairment loss on long-lived assets	—	—	2,148
Deferred tax benefit	—	—	(3,223)
Changes in operating assets and liabilities, net of the effect of acquisition:
Accounts receivable	(271)	(1,724)	631
Inventories	(1,512)	(1,992)	1,664
Prepaid expenses and other current assets	1,558	884	157
Amounts due from related parties	(51)	—	—
Deferred tax assets	(4,583)	(2,689)	—
Other non-current assets	(1,110)	(2,255)	719
Prepayments from customers	(12,872)	(1,415)	(243)
Accrued expenses and other current liabilities	5,307	5,582	(1,708)
Operating lease liabilities	—	—	(14,289)
Income tax payable	1,749	3,353	3,663
Deferred revenue	(91)	516	(1,447)
Other non-current liabilities	534	(1,319)	809
Net cash generated from (used in) operating activities	828	12,982	(6,526)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired	(39,786)	(17,949)	(417)
Collection of prepayment for investment	—	—	279
Investments in term deposits	(55,454)	(1,881)	—
Proceeds from maturity of term deposits	55,454	868	1,005
Proceeds from disposal of subsidiaries	832	1,218	374
Purchase of long-term investments	(894)	(4,800)	(22)
Purchase of property, plant and equipment	(11,480)	(12,492)	(3,975)
Proceeds from disposal of property, plant and equipment	804	658	554
Loans to third parties	(1,665)	—	—
Loan to an investee	—	—	(536)
Collection of loans to third parties	454	—	153
Net cash used in investing activities	(51,735)	(34,378)	(2,585)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from noncontrolling interests	811	420	760
Payment of initial public offering costs	(1,377)	—	—
Acquisition of businesses	—	(1,936)	—
Acquisition of additional equity interest from non-controlling shareholders	(190)	—	—
Amount due to related parties	—	125	—
Repayment of advances from an investee	—	—	(124)
Payment made in connection with repurchase of shares	—	(12,000)	—
Repayment of long-term debt	—	(63)	(80)
Net cash generated from (used in) financing activities	(756)	(13,454)	556
Exchange rate effect on cash and cash equivalents, and restricted cash	(2,741)	(542)	(6,302)
Net decrease in cash and cash equivalents, and restricted cash	(54,404)	(35,392)	(14,857)
Cash and cash equivalents, and restricted cash at beginning of the year	159,234	104,830	69,438
Cash and cash equivalents, and restricted cash at end of the year	104,830	69,438	54,581
Supplemental schedule of cash flow information
Income taxes paid	(5,213)	(3,451)	(921)
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment through payable	414	478	1,042
Payable for investment and business acquisition	5,719	575	613

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION

Top Margin Limited was incorporated under the laws of the Cayman Islands on January 11, 2007. In June 2017, Top Margin Limited changed the corporate name into RYB Education, Inc. (the “Company”). The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries and kindergartens (collectively the “Group”) are primarily engaged in providing kindergarten educational services, play-and-learn center services, student care services and sale of educational merchandise in the People’s Republic of China (“PRC”) and in Singapore.

As of December 31, 2020, details of the Company’s subsidiaries, its VIEs and VIEs’ major subsidiaries and kindergartens were as follows:

	Date of		Percentage of
	establishment	Place of	legal ownership
Name	or acquisition	establishment	by the Company	Principal activities
Subsidiaries:
Beijing RYB Technology Development Co., Ltd. (“RYB Technology”)	December 24, 2007	PRC	100%	Investment holding and provision of educational services
QIYUAN Education Technology (Tianjin) Co., Ltd (“TJ Qiyuan”)	May 18, 2018	PRC	100%	Investment holding and provision of educational services
Beijing Beilin International Education Co., Ltd. (“BJ Beilin”)	September 28, 2018	PRC	90%	Investment holding and provision of educational services
Precious Companion Group Limited	August 4, 2018	Hong Kong	100%	Investment holding and provision of educational services
Digital Knowledge World Co., Ltd.	September 1, 2018	Cayman Islands	90%	Investment holding and provision of educational services
Digital Education Co., Ltd.	September 1, 2018	Hong Kong	90%	Investment holding and provision of educational services
Beilin International Education Limited	September 1, 2018	Hong Kong	90%	Investment holding and provision of educational services
Global Eduhub Pte Ltd.	April 1, 2019	Singapore	77%	Investment holding and provision of educational services
Global Edu (SG) Holding Pte Ltd.	April 1, 2019	Singapore	77%	Investment holding and provision of educational services
Global Eduhub Holding Limited	April 1, 2019	Hong Kong	77%	Investment holding and provision of educational services

Variable interest entities:
Beijing RYB Children Education Technology Development Co., Ltd. (“Beijing RYB”)	July 3, 2001	PRC	Consolidated VIE	Investment holding and provision of educational services
Beiyao Technology Development Co., Ltd. (“Beiyao”)	June 15, 2018	PRC	Consolidated VIE	Investment holding and provision of educational services
Beijing Haidian District Bozhi Training School (“Bozhi”)	September 28, 2018	PRC	Consolidated VIE	Training services
Shanghai Huiliang Technology Development Co., Ltd. (“Shanghai Huiliang”)	April 1, 2020	PRC	Consolidated VIE	Investment holding and provision of educational services

Major subsidiaries and kindergartens (1):

Shenzhen RYB Children Education Technology Development Co., Ltd.	June 20, 2007	PRC	Consolidated VIE	Sale of educational merchandise and provision of educational services
Beijing Youer Lezhi Technology Development Co., Ltd.	April 2, 2014	PRC	Consolidated VIE	Play-and-learn center services
Shanghai Geleli Technology Development Co.,	June 4, 2019	PRC	Consolidated VIE	Sale of educational merchandise and provision of educational services
NASCANS Pte. Ltd.	April 1, 2019	Singapore	77%	Provision of educational services
Beijing Haidian District RYB Multi-Dimension Intelligence Experimental Kindergarten (2)	January 10, 2005	PRC	Consolidated VIE	Kindergarten services
Beijing Fengtai District RYB Multi-Dimension Intelligence Experimental Kindergarten (2)	April 14, 2005	PRC	Consolidated VIE	Kindergarten services
Beijing Development RYB Bilingual Kindergarten (2)	February 21, 2006	PRC	Consolidated VIE	Kindergarten services
Mulberry Learning Centre International Pte Ltd	April 1, 2019	Singapore	77%	Kindergarten services
Mulberry Learning Centre @ Tanjong Pagar Pte Ltd	April 1, 2019	Singapore	77%	Kindergarten services
Beijing Chaoyang District RYB Xintiandi Kindergarten (2)	April 11, 2011	PRC	Consolidated VIE	Kindergarten services
Changsha Kaifu District RYB Kindergarten (2)	March 30, 2012	PRC	Consolidated VIE	Kindergarten services
Hefei Faneng Sunshine Beach Kindergarten (2)	January 18, 2013	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District Mulberry Kindergarten (2)	July 5, 2013	PRC	Consolidated VIE	Kindergarten services
Changsha Kaifu District Vanke City RYB Kindergarten (2)	January 8, 2014	PRC	Consolidated VIE	Kindergarten services
Changzhou Wujin District RYB New City Villa Kindergarten (2)	February 17, 2014	PRC	Consolidated VIE	Kindergarten services
Guangzhou Liwan District RYB Tangning Garden Kindergarten (2)	May 1, 2014	PRC	Consolidated VIE	Kindergarten services

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

Chongqing North Bank RYB Huarun Central Park Kindergarten	May 26, 2014	PRC	Consolidated VIE	Kindergarten services
Changzhou Tianning District Huarun International RYB Kindergarten	September 25, 2014	PRC	Consolidated VIE	Kindergarten services
Jinan Licheng District RYB Wanxiang New Sky Kindergarten (2)	October 30, 2014	PRC	Consolidated VIE	Kindergarten services
Xiamen Siming District RYB Yongniantianshu Kindergarten (2)	July 10, 2015	PRC	Consolidated VIE	Kindergarten services
Jinan Licheng District Wangsheren Street RYB Kindergarten (2)	October 30, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Shunyi District RYB City Garden Kindergarten (2)	November 1, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing XueErLe Education Technology Co., Ltd	December 13, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Xicheng District RYB Kindergarten (2)	January 16, 2017	PRC	Consolidated VIE	Kindergarten services
Xiamen Jimei District RYB Kindergarten (2)	April 19, 2017	PRC	Consolidated VIE	Kindergarten services
ZaoZhuang RYB Kindergarten (2)	May 1, 2018	PRC	Consolidated VIE	Kindergarten services
Chongqing Liangjiang New District RYB Leyuan Kindergarten Co., Ltd.	June 1, 2018	PRC	Consolidated VIE	Kindergarten services
Tengzhou RYB Renhe Tiandi Kindergarten (2)	May 1, 2018	PRC	Consolidated VIE	Kindergarten services
Shanghai Peidi Culture Communication Co., Ltd	July 1, 2018	PRC	Consolidated VIE	Kindergarten services
Alphabet Playhouse Childcare and Learning Centre Pte Ltd	April 1, 2019	Singapore	77%	Kindergarten services
Alphabet Playhouse @ East Coast Pte Ltd	April 1, 2019	Singapore	77%	Kindergarten services
Beijing RYB Children Education Technology Development Co., Ltd.	July 3, 2001	PRC	Consolidated VIE	Investment holding and provision of educational services
Beijing Digital Knowledge Dream Flying Wanliu Kindergarten Haidian Co. LTD	September 30, 2018	PRC	Consolidated VIE	Kindergarten services
Changsha Boyu Education Technology Development Co., LTD	October 21, 2019	PRC	Consolidated VIE	Sale of educational merchandise and provision of educational services
Mulberry Learning Centre Alexandra Pte Ltd	November 1, 2019	Singapore	77%	Kindergarten services
Shenzhen Longhua District Mulberry Kindergarten (2)	January 1, 2019	PRC	Consolidated VIE	Kindergarten services
Guangzhou Liwan District Small Green Castle Poly City Kindergarten	September 30, 2019	PRC	Consolidated VIE	Kindergarten services
Little Greenhouse @ Bukit Batok Pte Ltd	April 1, 2019	Singapore	77%	Kindergarten services
Global Eduhub Pte Ltd.	April 1, 2019	Singapore	77%	Investment holding and provision of educational services
Beijing Chaoyang District Digital Knowledge Dream Flying Kindergarten (2)	September 30, 2018	PRC	Consolidated VIE	Kindergarten services
Little Greenhouse @ Sengkang Pte Ltd	April 1, 2019	Singapore	77%	Kindergarten services
Changsha Tianxin District Yuwentai RYB Kindergarten (2)	September 1, 2018	PRC	Consolidated VIE	Kindergarten services
Chongqing RYB leyuan Art Training Co. LTD	February 25, 2011	PRC	Consolidated VIE	Sale of educational merchandise and provision of educational services
Guangzhou Yuexiu District RYB Donghai Jiayuan Kindergarten (2)	February 29, 2012	PRC	Consolidated VIE	Kindergarten services
Changsha Yuhua District Liudu RYB Kindergarten (2)	October 1, 2017	PRC	Consolidated VIE	Kindergarten services
Changsha Furong District RYB Kindergarten Co. LTD	September 30, 2017	PRC	Consolidated VIE	Kindergarten services
Little Greenhouse @ S540 Pte Ltd	April 1, 2019	Singapore	77%	Kindergarten services
Guiyang Wudang District RYB Poly Hot Spring Kindergarten (2)	August 31, 2013	PRC	Consolidated VIE	Kindergarten services
Chongqing Liangjiang New District RYB Investment Garden City Kindergarten (2)	February 28, 2015	PRC	Consolidated VIE	Kindergarten services
Little Greenhouse Childcare & Development Pte Ltd	April 1, 2019	Singapore	77%	Kindergarten services
Guangzhou Liwan District RYB China Railway International City Kindergarten	August 31, 2016	PRC	Consolidated VIE	Kindergarten services
Guangzhou Yuexiu District RYB Wende Road Kindergarten (2)	March 30, 2018	PRC	Consolidated VIE	Kindergarten services
Zhuzhou Tianyuan District RYB Kindergarten (2)	August 31, 2016	PRC	Consolidated VIE	Kindergarten services
Shenzhen Futian District RYB Tian Golf Longyuan Kindergarten (2)	August 31, 2011	PRC	Consolidated VIE	Kindergarten services
Changsha Quantang Street RYB Kindergarten (2)	September 1, 2018	PRC	Consolidated VIE	Kindergarten services
Allegiance (Edu) Ptd Ltd	April 1, 2020	Singapore	77%	Kindergarten services
Changsha Yuhua District Jinyu Huafu RYB Kindergarten (2)	February 28, 2014	PRC	Consolidated VIE	Kindergarten services
Little Greenhouse @ S553 Pte Ltd	April 1, 2019	Singapore	77%	Kindergarten services
Changsha Tianxin District RYB Kindergarten (2)	February 28, 2017	PRC	Consolidated VIE	Kindergarten services
(1)	The net revenues generated from these major subsidiaries and kindergartens accounted for approximately 70% of Group’s total net revenues for the year ended December 31, 2020. The English name is for identification purpose only.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

●	Agreements that transfer economic benefits to the Group:

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

For the years ended December 31, 2018, 2019 and 2020, $1,461, $9,877 and $4,129 service fees, respectively, were charged by RYB Technology, TJ Qiyuan and BJ Beilin.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

●	Agreements that provide the Company effective control over VIEs:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

●	Agreements that provide the Company effective control over VIEs: - continued

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

In 2019 and 2020, certain kindergartens of the Group, during the application or renewal process of registration, elected as not-for-profit kindergartens in the PRC and operated in compliance with PRC not-for-profit legal regimes. The Group believes such change does not impact that RYB Beijing is the primary beneficiary of these not-for-profit kindergartens because it has: (1) the power to direct the activities of these not-for-profit kindergartens that most significantly affect their educational and economic performance and (2) the right to receive economic benefits from contractual and other arrangements with these not-for-profit kindergartens that could potentially be significant to these not-for-profit kindergartens.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

●	Risks in relation to VIE structure

The Company believes that the contractual arrangements with VIEs and their shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

●	VIEs and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.
●	VIEs and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on VIEs or the Group, mandate a change in ownership structure or operations for VIEs or the Group, restrict VIEs or the Group’s use of financing sources or otherwise restrict VIEs or the Group’s ability to conduct business.
●	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or VIEs have failed to comply with the laws and regulations to effectuate such contractual arrangements.
●	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China.

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

As of December 31, 2019 and 2020, the VIEs and their subsidiaries and kindergartens accounted for an aggregate of 68% and 62%, respectively, of the Group’s consolidated total assets, and 90% and 84% respectively of the Group’s consolidated total liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

●	Risks in relation to VIE structure - continued

The following financial information of the Company’s VIEs and VIEs’ subsidiaries and kindergartens after the elimination of inter-company transactions and balances as of December 31, 2019 and 2020, and for the three years ended December 31, 2020 was included in the accompanying consolidated financial statements:

	As of December 31,
	2019	2020
Cash and cash equivalents	37,548	21,111
Prepaid expenses and other current assets	9,548	7,378
Total current assets	57,023	35,314
Total assets	230,975	186,948
Total current liabilities	111,551	106,357
Total liabilities	197,212	188,123

	For the years ended December 31,
	2018	2019	2020
Net revenues	155,946	162,644	80,107
Net income/(loss)	14,610	13,743	(34,938)
Net cash provided by (used in) operating activities	(2,159)	14,691	(12,007)
Net cash used in investing activities	(18,866)	(16,360)	(2,368)
Net cash provided by (used in) financing activities	436	(1,457)	460
Effects of exchange rate changes	(2,701)	(495)	(1,395)

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, consolidation of the VIEs, purchase price allocation relating to business acquisitions, valuation allowance for deferred tax assets, useful lives of property, plant and equipment and intangible assets, impairment of long-lived assets, goodwill and long term investments, and incremental borrowing rate for leases. Actual results could materially differ from those estimates.

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

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and consolidated statements of comprehensive loss.

Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than the functional currencies are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. Exchange gains and losses are recognized in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks, on hand, which have original maturities of three months or less when purchased and are readily convertible into known amounts of cash. The carrying value of cash equivalents approximates fair value.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Allowance for doubtful accounts

Prior to January 1, 2020, an allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Allowance is reversed when the underlying balance of doubtful accounts are subsequently collected. Receivable balances are written off when the Group determines that the balance is uncollectible.

On January 1, 2020, the Group adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit. Upon adoption, the Group changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including accounts receivable, loans receivables, government subsidy receivables, receivables from the disposal of subsidiaries, receivables from third party payment platform, deposit and other receivables. The Group recorded an increase to opening accumulated deficit of $412 as of January 1, 2020 due to the cumulative impact of adopting ASC 326.

Management used an expected credit loss model for the impairment of financial instruments mentioned above as of period ends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for doubtful accounts - continued

For the allowance of the accounts receivable, management believes the aging of accounts receivable is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. Management measured the expected credit losses of accounts receivable on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance for credit loss, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote.

For the allowance of the financial instruments other than accounts receivable and loan receivables, the Group has identified the relevant risk characteristics which include size, type of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately.

Loan receivables

Loan receivables are recorded at unpaid principal balances, net of unearned interest income.

Prior to January 1, 2020, allowance is recorded to reflect the Group’s best estimate of the amounts that may not be collected.

On January 1, 2020, upon adoption of ASC 326 starting from January 1, 2020, the Group establishes current expected credit losses model for loan receivables. The Group calculates the allowance on loan receivables by using a loss-rate approach whereby the loss-rate is determined based on the expectation of future economic conditions, historical collection experience and the possibility of default.

The Group determined that the cumulative effect from the adoption of ASC 326 as of January 1, 2020 is immaterial. The Group recorded $nil, $nil and $1,464 allowance of loan receivables for the years ended December 31, 2018, 2019 and 2020.

Property, plant and equipment, net

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Buildings	35 years
Furniture, fixture and equipment	5 years
Motor vehicles	5 years
Leasehold improvement	Shorter of lease term or economic life

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Leases

The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach.

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

For leases with lease term less than one year (short-term leases), the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

In April 2020, the FASB issued guidance for lease concessions provided to lessees in response to the effects of COVID-19. Such guidance allows lessees to make an election not to evaluate whether a lease concession provided by a lessor should be accounted for as a lease modification, in the event the concession does not result in a substantial increase in the rights of the lessor or the obligations of the lessee. Such concessions would be recorded as negative lease expense in the period of relief. The Group has elected to apply the practical expedient. See Note 15.

Intangible assets, net

Intangible assets with definite lives are carried at cost less accumulated amortization and impairment. The amortization of such intangible assets is recognized over the expected useful lives of the assets.

Intangible assets with indefinite lives are not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

Impairment of long-lived assets with definite lives

Long-lived assets, including property, plant and equipment, operating lease right-of-use assets, intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets or assets group to the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets or assets group, the Group would recognize an impairment loss based on the fair value of the assets or assets group. The Group recorded impairment loss on property, plant, and equipment and operating lease right-of-use assets of $nil, $nil and $428 during the years ended December 31, 2018, 2019 and 2020. The Group recorded impairment losses on intangible assets with definite lives of $nil, $79 and $1,720 during the years ended December 31, 2018, 2019 and 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of goodwill and indefinite-lived intangible assets

Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired. The guidance permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment test. Absent from any impairment indicators, the Group performs its annual impairment test on the last day of each fiscal year

Prior to January 1, 2020, the Group performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

On January 1, 2020, the Group adopted ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. Instead, the Group performed its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount, and recognized an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit.

The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Group recorded impairment losses on goodwill of $nil, $337 and $8,454 during the years ended December 31, 2018, 2019 and 2020. No impairment loss was recorded for the indefinite-lived intangible assets.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimates the fair value of the investee company using discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group recorded $nil, $nil, $1,819 of impairment losses on its equity method investments during the years ended December 31, 2018, 2019 and 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

(a)    Available-for-sale securities

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

The Group reviews its investment in available-for-sale securities, for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. When assessing investments for other-than-temporary declines in value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment, in determining if impairment is needed. The Group recorded $nil, $nil, $613 of impairment losses on its available-for-sale securities during the years ended December 31, 2018, 2019 and 2020.

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

The Group generated its revenues from the following revenue sources:

(i)    Tuition fees generated from kindergarten services, play-and- learn center services and student care services

The Group provides private kindergarten services, play-and-learn centers services and students care centers services to students. Tuition fees are collected in advance and are initially recorded as deferred revenue.

Kindergarten services consist of a series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and not sold standalone. Therefore, the kindergarten services are accounted for as a single performance obligation.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(i)    Tuition fees generated from kindergarten services, play-and- learn center services and student care services - continued

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

Revenues for the kindergarten services and student care center services are recognized on a straight line basis over the service period. Revenues for the play-and-learn centers services are recognized ratably over the course of the programs.

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

Annual franchise fees represent supporting services provided by the Group to the franchised kindergartens or play-and-learn centers. The related annual franchise fees are received upfront and recorded as deferred revenue. Annual franchise fees are recognized over time throughout the contract terms.

(iii)   Sales of educational merchandise

The Group’s educational merchandise consists of educational toys, teaching aids, textbooks and other goods. The Group considers both franchisees and end-users as its customers. Prepayments for sales of educational merchandise is recognized as prepayments from customers. Sales of educational merchandise is accounted for as a single performance obligation, and recognized at the point of time when the control of promised goods is transferred to the customers.

(iv)   Training services

The Group provides training services to the franchised kindergartens and play-and-learn centers. The Group identified the training services as a single performance obligation, and given the trainings are usually performed during a short period of time, revenues are recognized at the point of time when training services are delivered.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(v)   Royalty fees

The Group authorizes its business partners the right to use its educational courses and relevant solutions. The royalty fees are received upfront and recorded as deferred revenue. The Group identified the royalty fees as a single performance obligation, and revenues are recognized over time throughout the contract terms.

Disaggregation of revenue

The following table presents the Group’s revenues disaggregated by revenue sources.

	Years ended December 31,
	2018	2019	2020
Net revenues:
PRC kindergartens	124,175	131,427	68,319
PRC play-and-learn centers	26,777	24,901	12,215
Singapore kindergartens, student care centers and others	—	19,073	25,964
Others	5,546	6,882	3,217

Total net revenues	156,498	182,283	109,715

The following table presents the Group’s revenues disaggregated by revenue types.

	Years ended December 31,
	2018	2019	2020
Services:
Tuition fees from kindergartens, play-and-learn centers and student care centers	117,080	147,417	92,123
Franchise fees	14,365	12,269	9,065
Training and other services	7,161	6,156	1,632
Royalty fees	610	341	253
	139,216	166,183	103,073
Products:
Sale of educational merchandise	17,282	16,100	6,642
Total net revenues	156,498	182,283	109,715

Contract liabilities

The Group’s contract liabilities consists of prepayments from customers and deferred revenue, primarily relate to the advance consideration received from customers, which include tuition fees received from customers, initial franchise fees and annual franchise fees received from franchisees, advance consideration of educational merchandise received from customers, and royalty fees received from other business partners. The amount from customers before provision of service is recognized as prepayments and when the service is provided, the advance received was recorded in deferred revenue. The prepayments from customers and deferred revenue are recognized as revenue once the criteria for revenue recognition are met.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Contract liabilities - continued

The table below reflects the Group’s contract liabilities:

	As of December 31,
	2019	2020
Prepayments from customers, current portion	5,904	4,145
Prepayments from customers, non-current portion	2,508	4,024
Deferred revenue, current portion	31,993	34,351
Deferred revenue, non-current portion	5,531	1,726

The Group recognized $28,000 and $29,000 in revenue for the year ended December 31, 2020 and December 31, 2019, respectively, which related to contract liabilities that existed at December 31, 2019 and 2018, respectively. The balances as of December 31, 2019 and 2020 is are expected to be recognized as revenue within one to two years.

There was no contract asset recorded as of December 31, 2019 and 2020.

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

Tuition fees generated from kindergarten services in the PRC are qualified for VAT exemption pursuant to a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation. Revenue generated from other services in the PRC, namely play-and-learn center services, franchise fees, royalty fees, and training services, is reported net of VAT, at a rate of 6%, collected on behalf of PRC tax authorities, except for entities who are designated as small scale VAT payers. Small scale VAT payer is subject to VAT at a rate of 3% on play-and-learn center services and training services, which was reduced to 1% from March 1, 2020 to December 31, 2021, due to the pandemic of COVID-19.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes - continued

Goods and Services Tax (“GST”) is a broad-based value added tax in Singapore, which is imposed on all supplies of goods and services in Singapore made by a taxable person for business purposes. GST rate is 7% of the gross sales. Singapore’s entities whose taxable turnover for the past 12 months exceeds SGD$1 million or the taxable turnover in the next 12 months to be more than SGD$1 million should be registered as GST-registered companies. For GST-registered entities, their revenue generated from kindergarten services, student care services and others, is reported net of GST collected on behalf of Singapore tax authorities. For Non-GST registered entities, they are qualified for GST exemption for all kinds of revenue.

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

For the years ended December 31, 2018, 2019 and 2020, $683, $499 and $4,591 were recognized as government subsidy income, respectively; $1,098, $6,022 and $12,703 were recognized as reduction of cost of revenues, respectively.

Net loss per share

Basic net loss per share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. The share options exercisable for little to no consideration are considered as issuable ordinary shares, and therefore included in basic shares outstanding. Diluted net loss per share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of outstanding share-based awards is reflected in the diluted net loss per share by application of the treasury stock method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Contingency

The Group is subject to lawsuits, investigations and other claims related to the operation of its kindergartens, product, and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents and restricted cash of the Group included aggregate amounts of $39,020 and $23,263, which were denominated in RMB, at December 31, 2019 and 2020, respectively, representing 56% and 43% of the cash and cash equivalents and restricted cash at December 31, 2019 and 2020, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposits, accounts receivable, loan receivables, amounts due from related parties and prepaid expenses and other current assets. As of December 31, 2020, all of the Group’s cash and cash equivalents and term deposits were deposited in financial institutions located in the PRC, the United States of America and Singapore. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC and Singapore. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues or accounts receivable from customers which individually represent greater than 10% of the total net revenues in the three years ended December 31, 2020 or accounts receivable as of December 31, 2019 and 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach The Group adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to increase the accumulated deficit in the amount of $412 as of January 1, 2020.

In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for the Company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. The Group adopted ASU No. 2017-04 from January 1, 2020 and concluded the adoption of this ASU did not have impact on the results of the Group’s goodwill impairment test.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Company on January 1, 2020. The Group adopted ASU 2018-17 as of January 1, 2020. The adoption of this standard did not impact the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value”. ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group adopted ASU 2018-13 as of January 1, 2020. The adoption of this standard did not have any material impact on the Group’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.            BUSINESS ACQUISITIONS - continued

Acquisition of Shandong Buladun Education Information Consultation Co., Ltd. (“Shandong Buladun”) - continued

The results of operations attributable to Shandong Buladun are included in the consolidated statement of operations beginning on May 1, 2018, which included net revenue of $2,393 and pre-tax net income of $958 for the year ended December 31, 2018.

Acquisition of Shanghai Peidi Culture Communication Co., Ltd. (“Shanghai Peidi ”) and Shanghai Jingdepu Education School (“Shanghai Jingdepu”)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.            BUSINESS ACQUISITIONS - continued

Acquisition in Shenzhen Ranlo Education investment Co., Ltd. (“Shenzhen Ranlo”) - continued

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

As part of this acquisition, the non-controlling shareholders also received a put option to sell their entire non-controlling interests of GEH to the Group based on multiple of GEH’s earnings before interest, taxes, depreciation and amortization for the financial year preceding the date when option is exercised. The non-controlling interests have been recorded as redeemable non-controlling interests presented in the mezzanine equity section of the consolidated balance sheets at an initial amount of $6,895 estimated by the management with the assistance from an independent appraiser. Subsequently, the non-controlling interests were carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interest’s share of net income or loss or (2) the expected redemption value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.            BUSINESS ACQUISITIONS - continued

Acquisition in Shanghai Geleli Technology Development Co.(“Shanghai Geleli”)

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

Acquisition in Beijing Xingqiba Network Technology Co., Ltd. (“Beijing Xingqiba”)

On May 1, 2019, the Group acquired 51% equity interest in Beijing Xingqiba for cash consideration of $1,297. Beijing Xingqiba mainly engages in providing interactive learning software and child art courses, which would supplement well the Group’s online learning platform. This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities assumed were recorded at their fair market value at the acquisition date. As of December 31, 2020, consideration payable of $613 remained outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.            BUSINESS ACQUISITIONS - continued

Acquisition in Beijing Xingqiba Network Technology Co., Ltd. (“Beijing Xingqiba”) - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.            BUSINESS ACQUISITIONS - continued

Acquisition in Mulberry Learning Centre Alexandra Pte. Ltd. (“Mulberry Alexandra”) - continued

The following summary of unaudited pro forma result of operations for the years ended December 31, 2018 and 2019 was presented with the assumption that the acquisitions during the years ended December 31, 2019 occurred as of January 1, 2018. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at January 1, 2018, nor are they indicative of future operating results.

	Years ended December 31,
	2018	2019
Pro forma net revenue	181,964	189,907
Pro forma net loss attributable to RYB Education, Inc.	(2,279)	(2,791)
Pro forma net loss per ordinary share-basic	(0.08)	(0.10)
Pro forma net loss per ordinary share-diluted	(0.08)	(0.10)

4.           CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH

A reconciliation of cash and cash equivalents, and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	As of December 31,
	2019	2020
Cash and cash equivalents	68,728	53,454
Restricted cash	710	1,127
Cash and cash equivalents, and restricted cash	69,438	54,581

5.           ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2019	2020
Accounts receivable	2,896	2,311
Less: allowance for doubtful accounts	(92)	(467)
Accounts receivable, net	2,804	1,844

Movement of allowance for doubtful accounts was as follows:

	As of December 31,
	2019	2020
Balance at beginning of the year	34	92
Adoption of ASC326	—	343
Addition	58	15
Foreign currency adjustment	—	17
Balance at end of the year	92	467

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

6.           INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2019	2020
Educational merchandise	7,256	5,773

The Group recorded $nil and $199 write-downs of inventories from the carrying amount to their net realizable values for the years ended December 31, 2019 and 2020.

7.           PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2019	2020
Prepaid service fees	3,392	2,196
Prepaid rental expenses (1)	607	637
Staff advances	1,730	528
Prepayment for inventories and others	186	368
Government subsidy receivables	931	2,856
Receivables from the disposal of subsidiaries and investment (2)	486	2,589
Receivables from third party payment platform	346	306
Project deposit	431	—
Interest receivables	176	—
Others	1,994	2,325
	10,279	11,805
Less: allowance for doubtful accounts	—	(2,878)
	10,279	8,927

(1)	The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach allowed under ASU 2018-11 as described in Note 2. The balance as of December 31, 2019 and 2020 represent prepaid rental expenses for short-term leases which the Group elected not to record on balance sheets under Topic 842. The prepaid rental expenses for operating lease expenses over one year as of December 31, 2019 and 2020 were included in the Group’s operating lease right-of-use assets on its consolidated balance sheet.
(2)	The balance as of December 31, 2020 included $1,909 receivable from the principle shareholder of the Company’s investee, Beijing Da Ai Pre-school Management Education Technology Co., Ltd. 100% valuation allowance for doubtful accounts was recorded for the total balance of the receivable as of December 31, 2020. (see Note 12).

8.            LOAN RECEIVABLES

On May 21, 2018, the Group provided a loan of $574 to a third party supplier, and the interest rate was set at the commercial bank deposit rate. The maturity date of the loan was December 30, 2019. In 2019, the maturity date was extended to December 31, 2020. The Group recorded $574 credit loss for the year ended December 31, 2020. No credit loss was recorded for the years ended December 31, 2018 and 2019.

In August 2018, the Group provided a loan of $575 to Shanghai Peidi’s non-controlling shareholder at interest rate of 7% per annum. The repayment of the loan was guaranteed by 20% equity shares of another company held by the borrower and the loan will be repaid on the second anniversary of the loan origination. The borrower repaid $153 in December 2020 and the maturity date of remaining balance was extended to March 30, 2021 at the same time. The Group recorded $354 credit loss for the year ended December 31, 2020. No credit loss was recorded for the year ended December 31, 2018 and 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

8.            LOAN RECEIVABLES - continued

From July to December 2020, the Group provided interest-free loans of $536 in total to Beijing Rui Le Further Education Technology Co., Ltd (“Beijing Rui Le”), an investee of the Group (See Note 10). The maturity date was 6 months from the loan origination. The Group recorded the total amount of loan receivables as credit loss for the year ended December 31, 2020.

On January 1, 2020, upon adoption of ASC 326, the Group establishes current expected credit losses model for loan receivables and determined that the cumulative effect from the adoption of ASC 326 is immaterial.

9.           PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2019	2020
Buildings	896	956
Furniture, fixture and equipment	13,684	14,913
Leasehold improvement	73,163	80,464
Motor vehicles	1,040	1,130
Total	88,783	97,463
Less: Accumulated depreciation	(38,641)	(49,428)
Impairment loss	—	(397)
	50,142	47,638

Depreciation expenses were $7,530, $9,296 and $9,239 for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group recorded impairment loss for the property, plant and equipment of $nil, $nil and $374 for the years ended December 31, 2018, 2019 and 2020, respectively.

10.           GOODWILL

The Group has ten reporting units where they carry goodwill resulting from acquisitions. The changes in carrying amount of goodwill for the years ended December 31, 2019 and 2020 were as follows.

	As of December 31,
	2019	2020
Costs:
Beginning balance	25,096	53,024
Addition	28,340	210
Foreign currency adjustment	(412)	1,704
Ending balance	53,024	54,938
Goodwill impairment loss	(337)	(8,791)
Goodwill, net	52,687	46,147

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

10.           GOODWILL - continued

Based on the impairment analysis, the Group considered that the goodwill and intangible assets of the reporting units of Shanghai Geleli and Beijing Xingqiba (See Note 3) were fully impaired. As such, $8,454 impairment loss of goodwill and $1,720 impairment loss of intangible assets was recorded for the year ended December 31, 2020.

The Group recorded $nil and $337 impairment of goodwill for the years ended December 31, 2018 and 2019.

11.         INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2019	2020
Intangible assets not subject to amortization:
Trademark	7,766	7,766
Intangible assets subject to amortization:
Trademark	1,350	1,551
Student base	7,526	7,939
Initial franchise	1,626	1,626
Brand	1,120	1,195
Non-compete agreement	632	674
Customer relationship	86	92
Software and courses	340	545
Contracts	29	31
Total costs	20,475	21,419
Less: accumulated amortization	(2,696)	(5,334)
impairment loss	(79)	(1,906)
Intangible assets, net	17,700	14,179

Amortization expenses for intangible assets for the years ended December 31, 2018, 2019 and 2020 were $529, $2,224 and $2,431, respectively. As of December 31, 2020, the estimated amortization expenses related to intangible assets for next five years is expected to be $2,372, $1,972, $1,017, $770, $27 respectively, and $255 thereafter.

The Group recorded impairment loss for the intangible assets of $nil, $79 and $1,720 for the years ended December 31, 2018, 2019 and 2020, respectively.

12.         LONG-TERM INVESTMENTS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

In November 2018, the Group invested cash consideration of $4,400 for 19% equity interest in Beijing Da Ai Pre-school Management Education Technology Co., Ltd. (“Beijing Da Ai”). The Group holds one seat out of three of the board of directors of Beijing Da Ai. The Group accounts for the investment using equity method, because the Group has the ability to exercise significant influence but does not have control over the investee. In March 2020, the Company recorded an impairment loss of $1,819 for this investment based on the fair value. In August 2020, pursuant to the investment agreement dated in November 2018, the Group sold the investment in Beijing Da Ai to the principle shareholder at a consideration of the original consideration the Group paid. The Group recorded the receivables of $1,909 from the principle shareholder in the prepaid expenses and other current assets. As of December 31, 2020, full valuation allowance was recorded to the receivables as the Group believe the collectability is remote (see Note 7).

The Group shared loss of $291, $664 and $185 from its equity method investments during the years ended December 31, 2018, 2019 and 2020, respectively.

Available-for-sale securities

On June 25, 2018, the Group entered into an investment agreement with the owners of Beijing Borderless Education Consulting Co., Ltd. (“Beijing Borderless”), a company established in the PRC, principally engaged in providing education content and operating traditional cultural service platforms. The Group purchased 20% equity ownership interest for a cash consideration of $436. The investment was classified as available-for-sale security and measured at fair value as the Group determined that investment was debt security due to the redemption option available to the investor. The unrealized holding gains or losses of nil was reported in other comprehensive income for the years ended December 31, 2019 and 2020. In July 2020, the Group entered into agreements with the principle shareholder of Beijing Borderless and Beijing Borderless, respectively. According to the agreements, the principle shareholder of Beijing Borderless purchased all of the equity interest held by the Group and the consideration was settled by transferring certain courses from Beijing Borderless to the Group. The Group recorded the courses as intangible assets at the fair value. In addition, as the fair value of the courses approximated the carrying amount of this investment, there was no gain or loss recognized as a result of this transaction.

On July 2, 2019, the Group entered into an investment agreement with the owners of Beijing Rui Le, a company established in the PRC, principally engaged in providing pre-school education training services. The Group purchased 16% equity ownership interest for cash consideration of $575. The investment was classified as available-for-sale security and measured at fair value as the Group determined that investment was debt security due to the redemption option available to the investor. In 2020, the Group determined that the investment was impaired and the impairment was other-than-temporary. The Group recorded $nil, $nil, $613 of impairment losses during the years ended December 31, 2018, 2019 and 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13.         OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2019	2020
Rental deposits (1)	6,638	5,964
Prepayment for investments (2)	6,295	6,017
Prepayment for property, plant and equipment	2,880	1,943
Others	671	514
	16,484	14,438
(1)	Rental deposits represent office and kindergartens rental deposits for the Group’s operations, which will not be refunded within one year.

(2)	On June 21, 2019, the Group entered into an agreement to additionally acquire 10% equity interest, from the non-controlling interest holder, of Shandong Buladun. As of December 31, 2019, the group paid consideration for this acquisition of $1,362 in cash. The transaction has not yet been completed as of December 21, 2020.

On July 15, 2019, the Group entered into an agreement with third parties to acquire 80% equity interest in five kindergartens in Singapore. As of December 31, 2019, the group has partially paid consideration for this acquisition of $297 in cash. In 2020, the transaction was terminated and the prepayment for investment was repaid to the Group.

On September 6, 2019, the Group entered into agreement to acquire 10% equity interest, from the non-controlling interest holder, of DKW. As of December 31, 2019, the group has paid consideration for this acquisition of $4,636 in cash. The transaction has not yet been completed as of December 31, 2020.

14.          ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2019	2020
Salary and welfare payable	29,724	29,862
Accrued expenses	11,510	9,534
Payables for purchase of property, plant and equipment	2,861	2,416
Payables for purchase of educational merchandise	3,741	4,351
Other tax payable	917	294
Acquisition consideration payable	575	613
Others	7,144	7,336
	56,472	54,406

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.          LEASES

Operating leases

The Group’s leases consist of various operating lease contracts for offices, kindergartens, play-and-learn centers and student care centers in different cities in the PRC and in Singapore. The Group determines if an arrangement is a lease at inception. The Group’s leases have remaining lease terms of up to eighteen years, none of them include options to extend or terminate the leases. Some lease agreements contain lease and non-lease components, which the Group chooses to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices included in the lease contracts. None of the amounts disclosed below for these leases contains variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As of December 31, 2019 and 2020, the Group had no leases that were classified as a financing lease. As of December 31, 2019 and 2020, the Group did not have additional operating leases that have not yet commenced but create significant rights and obligations for the Group.

Total operating lease expenses for the years ended December 31, 2019 and 2020 was $16,956 and $15,634, respectively, which was recorded in cost of revenues, and general and administrative expenses on the consolidated statements of operations.

The short term lease expenses for the years ended December 31, 2019 and 2020 was $3,363 and $1,219, respectively, which was recorded in cost of revenues, and general and administrative expenses on the consolidated statements of operations.

The Group recorded impairment loss for operating lease right-of-use assets of $nil, and $54 for the years ended December 31, 2019 and 2020, respectively.

For the year ended December 31, 2020:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases (1)	14,535
Right-of-use assets obtained in exchange for new lease obligations:	20,465

As of December 31, 2020:
Weighted average remaining lease term	8.53 Year
Weighted average discount rate	6.32%

(1)	During the year ended December 31, 2020, the Group was granted lease concessions of $1,193 by certain landlords due to the effects of the COVID-19 pandemic. The lease concessions were primarily in the form of rent reduction. The Group elected to apply the practical expedient that enables lessees not to characterize the lease concessions motivated by the COVID-19 pandemic as an agreement modification and recognized the lease concession as variable lease credit in the period when the concession was granted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.          LEASES - continued

Operating leases - continued

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

Years ending December 31,
2021	17,838
2022	15,452
2023	15,826
2024	11,573
2025	11,410
2026 and thereafter	51,330
Less: imputed interest	30,265
Total operating lease liabilities	93,164
Less: current operating lease liabilities	16,856
Non-current operating lease liabilities	76,308

16.         FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group’s financial assets and liabilities primarily include cash and cash equivalents, term deposits, available-for-sale securities, restricted cash, accounts receivable, loan receivables, amounts due from related parties, other receivables, long-term debt, amount due to related parties and other payables.

The carrying amounts of cash and cash equivalents, term deposits, restricted cash, accounts receivables, loan receivables, amounts due from related parties, other receivables, amount due to related parties and other payables approximate their fair values. The carrying amount of long-term debt approximates fair value as its interest rates are at the same level of current market yield for comparable loans.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.         FAIR VALUE MEASUREMENT - continued

Measured or disclosed at fair value on a non-recurring basis - continued

The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Intangible assets are measured using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. For goodwill impairment testing, refer to Note 10 for details. The Group recognized impairment loss of $nil, $416 and $8,454 related to goodwill and $nil, $79 and $1,720 related to intangible assets acquired for the years ended December 31, 2018, 2019 and 2020.

The Group measures property, plant and equipment and operating lease right-of-use assets at fair value on a non-recurring basis when events or changes in circumstances indicate that the carrying amount of these assets or asset group may not be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. The Group recorded impairment loss on property, plant, and equipment and operating lease right-of-use assets of $nil, $nil and $428 during the years ended December 31, 2018, 2019 and 2020.

The Group measures long-term equity method investment at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. The Group recognized impairment loss of $nil, $nil, and $1,819 related to the long-term equity method investment for the years ended December 31, 2018, 2019 and 2020. The Group recognized impairment loss of $nil, $nil, and $613 related to the available-for-sale investment for the years ended December 31, 2018, 2019 and 2020.

17.         ORDINARY SHARES

The Company’s fifth amended and restated Memorandum and Article of Association authorized the Company to issue 990,000,000 ordinary shares with a par value of $0.001 per share.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

As of December 31, 2020, there were 29,213,801 shares issued and 27,812,754 shares outstanding.

Share repurchase program

On November 24, 2017, the Company announced that the board of directors of the Company has approved a share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to $50,000 during the next 12 months. As of December 31, 2020, the Company did not repurchase any shares under this program.

On December 18, 2018, the Company announced that the board of directors of the Company approved another share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to $12,000 during the next 12 months. Pursuant to this share repurchase plan, the Company repurchased 1,627,455 shares in 2019, with a total consideration of approximately $12,000 at a price range of $6.50 to $8.00 per share, including brokerage commissions. The shares repurchased by the Company were accounted for at cost as treasury stock. The Company has re-issued 226,408 repurchased shares for settlement of restricted shares vested as of December 31, 2020.

18.         SHARE INCENTIVE PLAN

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.         SHARE INCENTIVE PLAN - continued

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

In 2020, the Company granted 554,000 share options to employees at an exercise price of $0.001 per option. 25% of the share options will be vested and exercisable upon 1st anniversary year following the grant date, and the remaining 75% of the share options will be vested quarterly in twelve quarters with equal quarterly installments from the vesting date of the first installment, and the contract term is 10 years from grant date.

A summary of the share option activities is as follows:

	Number	Weighted	Weighted average	Weighted average	Aggregate
	of options	average	grant-date	remaining contractual	intrinsic
	outstanding	exercise price	fair value per option	term (years)	value
Options outstanding at January 1, 2020	4,008,558	7.02	3.54	5.14	6,084
Granted	554,000	0.01	2.69	9.82	1,312
Forfeited	(6,100)	8.49	8.51	—	—
Options outstanding at December 31, 2020	4,556,458	6.16	3.43	5.36	2,175
Options vested and expected to vest at December 31, 2020	4,556,458	6.16	3.43	5.36	2,175
Options exercisable at December 31, 2020	3,754,683	6.70	3.40	4.62	2,175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.         SHARE INCENTIVE PLAN - continued

The weighted average grant date fair value of options granted during the years ended December 31, 2018, 2019 and 2020 were $17.39, $ nil and $2.69, respectively. The total fair value of options vested during the year ended December 31, 2018, 2019 and 2020 were $14,782, $3,320 and $2,990, respectively. The total intrinsic value of options exercised during the year ended December 31, 2018, 2019 and 2020 were $nil, $nil and $nil, respectively.

For share options that vest on grant date, the cost of award is expensed on the grant date. For the graded vesting share options, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. The Company recorded share-based compensation expenses relating to share options of $4,869, $2,069 and $1,198 for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, total unrecognized compensation expenses relating to share options were $1,469, which is expected to be recognized over a weighted average period of 1.51 years.

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	As of December 31,
Grant date	2018	2020
Risk-free interest rate	2.73%	0.86%-0.93%
Expected volatility	38%	40%
Expected dividend yield	—	—
Exercise multiples	2.2	2.2
Fair value of underlying ordinary share	17.40	2.38~2.7

(1)          Risk-free interest rate

Risk-free interest rate was estimated based on the treasury long term rate of U.S. Treasury Department with a maturity period close to the expected term of the options.

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

(5)          Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on the Company’s share price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

On August 27, 2020, the Company granted 333,750 nonvested shares to three directors and executive officers. 25% of the nonvested will be vested on August 27, 2021. 75% of the nonvested will be vested quarterly in twelve quarters with equal quarterly installments after August 27, 2020. The grant date fair value of the nonvested shares was $3.03 per share, which was the closing price of the Company’s ordinary share on NYSE on August 27, 2020. This grant resulted in a total share-based compensation of $1,011, to be recognized ratably over the requisite service period of 4 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.         SHARE INCENTIVE PLAN - continued

Nonvested shares - continued

A summary of the nonvested shares activities is as follows:

	Number	Weighted
	of nonvested shares	average grant date	Aggregate
	outstanding	fair value	intrinsic value

Nonvested shares outstanding at January 1, 2020	383,534	11.05	2,090
Granted	333,750	3.03
Vested	(134,408)	12.12

Nonvested shares outstanding at December 31, 2020	582,876	6.21	1,381

The weighted average grant date fair value of nonvested shares granted during the years ended December 31, 2018, 2019 and 2020 were $20.16, $6.63 and $3.03, respectively. The total fair value of nonvested shares vested during the years ended December 31, 2018, 2019 and 2020 were $nil, $669 and $403, respectively.

The Group recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The Company recorded share-based compensation expenses relating to nonvested shares of $1,878, $1,893 and $1,732 for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, total unrecognized compensation expenses relating to nonvested shares were $1,610, which is expected to be recognized over a weighted average period of 1.58 years.

19.         INCOME TAXES

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

The Company’s subsidiaries located in Hong Kong and are subject to a profits tax rate of 8.25% on assessable profits on the first Hong Kong Dollars (“HK$”) 2 million and 16.5% for any assessable profits in excess of HK$2 million starting from the financial commencing on April 1, 2018.

Singapore

The Company’s subsidiaries located in Singapore are generally subject to Singapore corporate income tax at a rate of 17% in 2020. Under the group relief system, subject to meeting the requisite conditions, the companies may deduct unutilized capital allowances, trade losses, and donations for the current year against the assessable income of another company in the same group. The Company’s subsidiaries located in Singapore should also benefit from the partial tax exemption scheme, which provides 75% exemption from tax for the first SGD$10 thousand chargeable income and 50% exemption from tax for the next SGD$190 thousand chargeable income for the year ended December 31, 2020.

China

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries and kindergartens, which were entities established in the PRC (the “PRC entities”) are subject to PRC Enterprise Income Tax (EIT), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

19.         INCOME TAXES - continued

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Years ended December 31,
	2018	2019	2020
Current tax expense	6,351	6,010	3,438
Deferred tax benefit	(3,892)	(2,469)	(3,223)
	2,459	3,541	215

The principle components of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,
	2019	2020
Deferred tax assets
Accrued expenses	5,551	3,407
Net operating loss carry-forwards	15,469	24,223
Operating lease liabilities	19,209	22,397
Inventory write-down	—	50
Allowance for doubtful accounts receivables and other receivables	—	758
Allowance for loan receivables	—	366
Impairment loss of long-term investments	—	153
Impairment loss of long-lived assets other than intangible assets	—	113
Total deferred tax assets	40,229	51,467
Less: valuation allowance	(2,859)	(9,646)
Total deferred tax assets, net	37,370	41,821

Deferred tax liabilities
Acquired intangible assets, net	3,384	2,499
Operating lease right-of-use assets	19,209	20,044
Total deferred tax liabilities	22,593	22,543
Deferred income tax assets, net	18,161	21,168
Deferred tax liabilities, net	3,384	1,890

The rollforward of valuation allowances of deferred tax assets were as follows:

	Years ended December 31
	2019	2020

Balance as of beginning of year	(2,022)	(2,859)
Additions of valuation allowance	(837)	(6,234)
Foreign currency translation adjustments	—	(553)
Balance as of end of year	(2,859)	(9,646)

As of December 31, 2020, the Group had net operating loss carried forward from the PRC entities of $96,758. The carry forward loss of $3,242, $11,213, $19,123, $14,467 and $48,713 will expire by 2021, 2022, 2023, 2024 and 2025, respectively, if not utilized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

19.         INCOME TAXES - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended December 31,
	2018	2019	2020
Income (loss) before income taxes	1,037	2,015	(40,783)
Income tax expense computed at an applicable tax rate of 25%	259	504	(10,196)
Permanent differences	10	108	2,975
Effect of income tax rate difference in other jurisdictions	2,690	2,092	1,202
Change in valuation allowance	(500)	837	6,234
	2,459	3,541	215

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

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned by PRC subsidiaries after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. As of December 31, 2020, the Company’s subsidiaries, the VIEs, and VIEs’ subsidiaries and kindergartens located in the PRC recorded aggregate accumulated deficits. Accordingly, no deferred tax liabilities has been accrued for the Chinese dividend withholding taxes.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2018, 2019 and 2020. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2020.

20.         EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $12,868, $13,041 and $9,136 for the years ended December 31, 2018, 2019 and 2020, respectively. As a result of COVID-19, the PRC government exempted or reduced certain enterprises’ contributions to basic pension insurance, unemployment insurance, and work injury insurance (“certain social insurance”). The Company’s PRC subsidiaries and VIEs were exempted from contributions to certain social insurance between February 2020 and December 2020. The exemption was recognized as a reduction of cost of revenues and operating expenses in the amount of $3,491 for the year ended December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21.         NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented were calculated as follows. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per ordinary share.

	Years ended December 31,
	2018	2019	2020
Numerator:
Net loss attributable to ordinary shareholders of RYB Education, Inc. for computing basic and diluted net loss per ordinary share	(1,789)	(2,434)	(37,280)
Denominator:
Weighted average ordinary shares outstanding used in computing basic net loss per ordinary share	29,213,801	28,074,624	28,122,851
Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	29,213,801	28,074,624	28,122,851
Net loss per ordinary share-basic and diluted	(0.06)	(0.09)	(1.33)

For the years ended December 31, 2018, 2019 and 2020, the following shares outstanding were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods presented.

	Years ended December 31,
	2018	2019	2020
Share options	4,057,011	4,008,558	4,556,458
Nonvested shares	218,000	383,534	582,876
	4,275,011	4,392,092	5,139,334

22.         RELATED PARTY TRANSACTION

(1)  Related parties

Name of related parties	Relationship with the Group
Mr. Chimin Cao	Chairman of the Board of Directors of the Company
Ms. Zhiying Li	Spouse of Mr. Chimin Cao
Shanghai Huiliang Technology Development Co., Ltd. (“Shanghai Huiliang”)	Equity method long-term investee of the Group before it was acquired by the Group in April 2020

(2)  The related party transactions are as follows:

	Years ended December 31,
	2018	2019	2020
Rental expense recorded:
Ms. Zhiying Li (i)	332	492	586
	332	492	586

(3)  The balances between the Group and its related parties are as follows:

	As of December 31,
	2019	2020
Amounts due from:
Shanghai Huiliang (ii)	349	—
	349	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

22.         RELATED PARTY TRANSACTION - continued

	As of December 31,
	2019	2020
Amounts due to:
Shanghai Huiliang (iii)	124	—
	124	—
(i)	The transactions with the related party shown above represent the office rental expenses recorded in each year.
(ii)	The balance with related party was interest-free, unsecured and repayable on demand. Shanghai Huiliang has been acquired as a subsidiary of the Group in April 2020, and the amount was eliminated upon consolidation.
(iii)	The balance represents advances payable to the related party, and was paid by the Group in January 2020.

23.         COMMITMENTS AND CONTINGENCIES

Purchase commitments

Future minimum purchase obligations payments under non-cancelable purchase agreements related to curriculum collaboration with international institutions consisted of the following at December 31, 2020:

Years ending December 31,
2021	558
2022	475
2023	340
2024	342
2025	122
2026 and thereafter	2,791
4,628

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

23.         COMMITMENTS AND CONTINGENCIES - continued

Contingencies - continued

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

Currently, the Group has not received private school operation permits or registration certificates for private non-enterprise entities for certain directly operated kindergartens, and the Group is in the process of obtaining the permits or certificates for these kindergartens. During the years ended December 31, 2018, 2019, 2020, net revenues generated from these kindergartens were $11,685, $9,559 and $6,110, respectively.

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

The Company, three of its directors and officers, and certain underwriters for the Company’s initial public offering were named as defendants in a putative class action filed in the Superior Court of the State of California for the County of San Mateo. The complaint alleges that the Company’s registration statements contained misstatements or omissions regarding its business, operations and prospects in violation of the U.S. securities laws. On November 2, 2020, the class action was voluntarily dismissed without prejudice.

The Company and certain of its directors and officers were named as defendants in a putative class action filed, on November 21, 2018, in the Supreme Court of the State of New York County of Queens. The complaint alleges that the Company’s registration statements contained misstatements or omissions regarding the Company’s business and operations in violation of the U.S. securities laws. The complaint states that the plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their purchase of the Company’s securities issued pursuant to and traceable to the Company’s initial public offering on or about September 27, 2017, and alleges violations of the U.S. securities laws. On October 19, 2020, the class action was voluntarily discontinued.

24.         SEGMENT INFORMATION

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

For the year ended December 31, 2018, the Group’s CODM identified three operating segments, including kindergartens, play-and-learn centers and others. For the years ended December 31, 2019 and 2020, the Group’s CODM added an operating segment when making decisions about allocating resources and assessing performance of the Group due to new business and developments acquired in Singapore, and accordingly identified four operating segments, including PRC kindergartens, PRC play-and-learn centers, Singapore kindergartens, student care centers and others, and others.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

24.         SEGMENT INFORMATION - continued

The Group’s CODM evaluates performance based on each reporting segment’s revenue, costs of revenues and gross profit (loss). Revenues, cost of revenues and gross profits (loss) by segment are presented below. Separate financial information of operating income by segment is not available.

	Years ended December 31,
	2018	2019	2020

Net revenues:
PRC kindergartens	124,175	131,427	68,319
PRC play-and-learn centers	26,777	24,901	12,215
Singapore kindergartens, student care centers and others	—	19,073	25,964
Others	5,546	6,882	3,217
Total net revenues	156,498	182,283	109,715

Cost of revenues:
PRC kindergartens	108,140	113,315	78,901
PRC play-and-learn centers	15,694	14,269	8,610
Singapore kindergartens, student care centers and others	—	16,200	21,513
Others	7,030	11,750	7,877
Total cost of revenues	130,864	155,534	116,901

Gross profit (loss)
PRC kindergartens	16,035	18,112	(10,582)
PRC play-and-learn centers	11,083	10,632	3,605
Singapore kindergartens, student care centers and others	—	2,873	4,451
Others	(1,484)	(4,868)	(4,660)
Total gross profit (loss)	25,634	26,749	(7,186)

The Group’s CODM does not review the financial position by operating segments, thus total assets by operating segment is not presented.

Geographical information

The Company’s operations are located in the PRC and Singapore. The Company’s revenues and long lived assets by geographic areas (based on location of customers) are detailed below:

	Years ended December 31,
	2018	2019	2020
Net Revenues:
PRC	156,498	163,210	83,751
Singapore	—	19,073	25,964
	156,498	182,283	109,715

	As of December 31,
	2019	2020
Long-lived assets:
PRC	208,579	128,206
Singapore	9,765	15,600
	218,344	143,806

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

25.         RESTRICTED NET ASSETS

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

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. The Company’s subsidiaries, the VIEs, and VIEs’ subsidiaries, contributed $nil and $nil to the general reserve during the years ended December 31, 2019 and 2020, respectively.

PRC laws and regulations require kindergartens that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the kindergarten or procurement or upgrading of educational facility. For kindergartens that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Group’s kindergartens, amounts contributed to the reserve of $698 and $592 for the years ended December 31, 2019 and 2020, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Group’s PRC entities can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s PRC entities are restricted from transferring their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s PRC entities. The Group’s restricted net assets was $7,150 as of December 31, 2020.