Form 20-F
period 2021-12-31
RYB Education, Inc.
filed 2022-05-11
CIK 1708441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

As of December 31, 2021, there were 28,035,934 ordinary shares outstanding, par value US$0.001 per share, being the sum of 21,086,793 Class A ordinary shares (excluding treasury shares) and 6,949,141 Class B ordinary shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.◻☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes ☐ No

i

ii

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our class A ordinary shares, par value US$0.001 per share;
●	“Class B ordinary shares” are to our class B ordinary shares, par value US$0.001 per share;
●	“Divestiture” are to a series of restructuring transactions to unwind the historical contractual agreements with the former VIEs to divest our directly operated kindergarten business in China and to form new contractual agreements with the new VIE;
●	“former VIE” are to the former consolidated variable interest entities, including Beijing RYB Children Education Technology Development Co., Ltd., Beiyao Technology Development Co., Ltd., and their subsidiaries, who become our educational service customers under a new series of service agreements after the Divestiture;
●	“new VIE” are to the new consolidated variable interest entities, including Zhudou Investment (Beijing) Co., Ltd., or Zhudou Investment, and its subsidiaries;
●	“ordinary shares” or “shares” are to our Class A ordinary shares and Class B ordinary shares;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“RYB” are to RYB Education, Inc.;
●	“SGD$” and “Singapore dollar” are to the legal currency of Singapore;
●	“teaching facilities in our network” are to our directly operated or franchise kindergartens, play-and-learn centers and student care centers that are in operation, and references to our directly operated kindergartens include facilities that are in the process of obtaining the private school operation permits or registration certificates for private non-enterprise entities but contribute to our tuition fee revenues;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“VIE” are to the consolidated variable interest entities, the subsidiaries of the consolidated variable interest entities and the non-enterprise entities sponsored by the consolidated variable interest entities, including but not limited to the former VIE and the new VIE for the effective period of their respective contractual arrangements;
●	“we,” “us,” “our company” and “our” are to RYB Education, Inc., our Cayman Islands holding company, and its subsidiary, and, in the context of describing our operations and consolidated financial information, the VIE in China, including, but not limited to, Beijing RYB Children Education Technology Development Co., Ltd., or Beijing RYB, and Zhudou Investment (Beijing) Co., Ltd., or Zhudou Investment, for the effective period of their respective contractual arrangements.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the early childhood education industry in China;
●	our expectations regarding demand for our educational products and services;
●	our expectations regarding our relationships with the divested kindergartens, educational service customers including the former VIE, kindergartens operated by the franchisees, students and their parents, business partners and our other stakeholders;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

RYB is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its variable interest entity, or VIE. We conduct our business in China through (i) our PRC subsidiaries and (ii) the former VIE and the new VIE with which we maintained contractual arrangements. Foreign investment in the education industry and value-added telecommunication industry in China is extensively regulated and subject to numerous restrictions. Accordingly, we historically operated these businesses in China through the former VIE, and relied on contractual arrangements among our PRC subsidiaries, the former VIE and their shareholders to control the business operations of the former VIE. We have entered into agreements with former VIE to terminate the contractual arrangements in March 2022, pursuant to which the previous contractual arrangements were terminated, and we divested our directly operated kindergarten business on April 30, 2022. Pursuant to PRC laws and regulations, ICP license can only be held by companies with an ultimate capital contribution percentage by foreign investor(s) not exceed 50%. Accordingly, in April 2022, we entered into a series of contractual agreements with Zhudou Investment, or the new VIE, and its shareholders and its subsidiaries for licensing concern. See “Item 4. Information on the Company—C. Organizational Structure” for further details. Holders of our ADSs are not holding equity interest in the VIE in China but instead are holding equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including powers of attorney, exclusive consulting and services agreement, exclusive option agreement, equity disposal agreement, equity interest pledge agreements, business operation agreement, confirmation letter and spousal consent letter, were entered into by and among our wholly owned PRC subsidiaries, the VIE, and their shareholders. As a result of the contractual arrangements, we have obtained the power to direct the activities of the VIE and have consolidated the financial results of the VIE in our consolidated financial statements for the effective period of the respective contractual arrangements. Revenues contributed by the VIE accounted for 89.2%, 73.0% and 78.8% of our total revenues for the years of 2019, 2020 and 2021, respectively. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations,” and “—Risks Related to Doing Business in China—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the possible lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors pursuant to the announcement of the PCAOB issued on December 16, 2021. This may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China through our subsidiaries and the VIE in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the VIE in China, including, among others, the private school operation permit from the local education bureau, the registration certificate for private non-enterprise entities issued by the local civil affairs bureau and the ICP license. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— We may not be able to obtain all necessary approvals, licenses and permits or to make all necessary registrations and filings for our educational and other services in the countries in which we operate.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the VIE, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash Flows through Our Organization

RYB is a holding company with no operations of its own. We conduct our business in China through our subsidiaries and the VIE in China. As a result, although other means are available for us to obtain financing at the holding company level, RYB’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to RYB. In addition, our PRC subsidiaries are permitted to pay dividends to RYB only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIE in which we have no legal ownership, totaling US$3.5 million, US$7.2 million and US$13.4 million as of December 31, 2019, 2020 and 2021, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under PRC law, RYB may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements For the years ended December 31, 2019, 2020 and 2021, RYB extended loans with outstanding principal amount of US$55.4 million, US$34.4 million and US$34.4 million, respectively, to our intermediate holding companies and subsidiaries, and VIE received nil, nil and nil as capital or investment, respectively.

RYB has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the VIE

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, the consolidated VIE, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the years ended December 31, 2019, 2020 and 2021.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended December 31, 2021
	RYB Education	Company			Consolidated
	Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Statements of Operations Data:
Net revenues	—	38,579	142,005	(271)	180,313
Cost of revenues	11	48,475	100,927	(271)	149,142
Gross profit	(11)	(9,896)	41,078	—	31,171
Operating expenses	4,072	(6,817)	30,081	—	27,336
Operating income (loss)	(4,082)	(3,080)	10,997	—	3,835
Income (loss) before income taxes	(4,015)	(954)	11,953	—	6,984
Income (loss) before loss in equity method investments	(4,015)	(1,795)	9,354	—	3,544
Net income (loss)	(4,015)	(1,795)	9,339	—	3,529

	For the Year Ended December 31, 2020
	RYB Education	Company			Consolidated
	Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Statements of Operations Data:
Net revenues	—	29,767	80,107	(159)	109,715
Cost of revenues	850	25,372	90,838	(159)	116,901
Gross profit (loss)	(850)	4,395	(10,731)	—	(7,186)
Operating expenses	4,417	6,199	25,584	—	36,200
Operating loss	(5,267)	(1,714)	(36,405)	—	(43,386)
Loss before income taxes	(5,016)	(529)	(35,238)	—	(40,783)
Loss before loss in equity method investments	(5,016)	(1,044)	(34,938)	—	(40,998)
Net loss	(5,016)	(1,175)	(34,992)	—	(41,183)

	For the Year Ended December 31, 2019
	RYB Education	Company			Consolidated
	Inc.	Subsidiaries	VIE	Eliminations	Total

		(US$in thousands)
Selected Consolidated Statements of Operations Data:
Net revenues	—	19,904	162,644	(265)	182,283
Cost of revenues	59	25,139	130,601	(265)	155,534
Gross profit	(59)	(5,235)	32,043	—	26,749
Operating expenses	4,166	7,703	14,714	—	26,583
Operating income (loss)	(4,225)	(12,938)	17,329	—	166
Income (loss) before income taxes	(4,225)	(11,361)	17,601	—	2,015
Income (loss) before loss in equity method investments	(4,225)	(11,044)	13,743	—	(1,526)
Net income (loss)	(4,225)	(12,326)	14,361	—	(2,190)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	RYB Education	Company			Consolidated
	Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	21,442	10,857	32,964	—	65,263
Total current assets	57,322	16,410	48,879	(40,359)	82,252
Total assets	89,130	60,725	173,580	(40,359)	283,076
Total current liabilities	26	63,985	98,706	(40,359)	122,358
Total liabilities	26	78,297	165,956	(40,359)	203,920
Total equity	89,104	(22,142)	7,252	—	74,214

	As of December 31, 2020
	RYB Education	Company			Consolidated
	Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	24,107	8,236	21,111	—	53,454
Total current assets	59,873	3,724	35,314	(28,806)	70,105
Total assets	90,753	53,596	186,948	(28,806)	302,491
Total current liabilities	155	50,651	106,357	(28,806)	128,357
Total liabilities	155	65,352	188,123	(28,806)	224,824
Total equity	90,598	(21,744)	(1,175)	—	67,679

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	RYB Education	Company			Consolidated
	Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	(2,665)	7,854	14,041	—	19,230
Net cash used in investing activities	—	(14,847)	(3,135)	11,553	(6,429)
Net cash generated from/(used in) financing activities	—	10,976	(820)	(11,553)	(1,397)
Exchange rate effect on cash and cash equivalents and restricted cash	—	(1,361)	1,632	—	271
Net increase/(decrease) in cash and cash equivalents and restricted cash	(2,665)	2,622	11,718	—	11,675
Cash and cash equivalents and restricted cash at the beginning of year	24,107	8,236	22,238	—	54,581
Cash and cash equivalents and restricted cash at the end of year	21,442	10,858	33,956	—	66,256

	For the Year Ended December 31, 2020
	RYB Education	Company			Consolidated
	Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	(173)	5,654	(12,007)	—	(6,526)
Net cash generated from/(used in) investing activities	—	51,797	(2,368)	(52,014)	(2,585)
Net cash generated from/(used in) financing activities	—	(51,918)	460	52,014	556
Exchange rate effect on cash and cash equivalents and restricted cash	—	(4,907)	(1,395)	—	(6,302)
Net increase/(decrease) in cash and cash equivalents and restricted cash	(173)	626	(15,310)	—	(14,857)
Cash and cash equivalents and restricted cash at the beginning of year	24,280	7,610	37,548	—	69,438
Cash and cash equivalents and restricted cash at the end of year	24,107	8,236	22,238	—	54,581

	For the Year Ended December 31, 2019
	RYB Education	Company			Consolidated
	Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	(35,086)	33,377	14,691	—	12,982
Net cash used in investing activities		(68,363)	(16,360)	50,345	(34,378)
Net cash generated from/(used in) financing activities	(300)	38,648	(1,457)	(50,345)	(13,454)
Exchange rate effect on cash and cash equivalents and restricted cash		(47)	(495)	—	(542)
Net increase/(decrease) in cash and cash equivalents and restricted cash	(35,386)	3,615	(3,621)	—	(35,392)
Cash and cash equivalents and restricted cash at the beginning of year	59,666	3,285	41,879	—	104,830
Cash and cash equivalents and restricted cash at the end of year	24,280	6,900	38,258	—	69,438

A.	[Reserved]

The following selected consolidated statements of operations data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020 and 2021, and selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021, have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive income data for the years ended December 31, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Years Ended December 31,
	2017	2018	2019	2020	2021

	(in thousands of US$, except for share and per share data)
Selected Consolidated Comprehensive Statement of Operations Data:
Net revenues:
Services	122,869	139,216	166,183	103,073	172,404
Products	17,934	17,282	16,100	6,642	7,909
Total net revenues	140,803	156,498	182,283	109,715	180,313
Cost of revenues:
Services	101,522	121,549	147,669	113,285	145,473
Products	9,755	9,315	7,865	3,616	3,669
Total cost of revenues	111,277	130,864	155,534	116,901	149,142
Gross profit (loss)	29,526	25,634	26,749	(7,186)	31,171
Operating expenses:
Selling expenses	1,774	2,233	2,808	1,285	2,491
General and administrative expenses	18,418	26,428	23,775	24,313	20,286
Impairment loss on goodwill	—	—	—	8,454	4,559
Impairment loss on long-lived assets	—	—	—	2,148	—
Total operating expenses	20,192	28,661	26,583	36,200	27,336
Operating income (loss)	9,334	(3,027)	166	(43,386)	3,835
Interest income	563	2,147	858	348	219
Government subsidy income	863	683	499	4,591	2,491
Gain (loss) on disposal of subsidiaries	(168)	1,234	492	96	439
Impairment loss on long-term investments	—	—	—	(2,432)	—
Income (loss) before income taxes	10,592	1,037	2,015	(40,783)	6,984
Less: Income tax expenses	3,812	2,459	3,541	215	3,440
Income (loss) before loss in equity method investments	6,780	(1,422)	(1,526)	(40,998)	3,544
Loss from equity method investments	(239)	(291)	(664)	(185)	(15)
Net income (loss)	6,541	(1,713)	(2,190)	(41,183)	3,529
Less: Net (loss) income attributable to noncontrolling interest	(574)	(93)	387	(3,903)	189
Increase(decrease) in redeemable noncontrolling interest	—	169	(143)	—	(3,450)
Net income (loss) attributable to ordinary shareholders of RYB Education, Inc.	7,115	(1,789)	(2,434)	(37,280)	6,790
Net income (loss) per share attributable to ordinary shareholders of RYB Education, Inc.:
Basic	0.29	(0.06)	(0.09)	(1.33)	0.24
Diluted	0.27	(0.06)	(0.09)	(1.33)	0.23
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	24,735,445	29,213,801	28,074,624	28,122,851	28,208,734
Diluted	26,566,657	29,213,801	28,074,624	28,122,851	28,962,480

	As of December 31,
	2017	2018	2019	2020	2021

	(in thousands of US$)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	158,691	104,084	68,728	53,454	65,263
Total current assets	172,808	121,596	91,570	70,105	82,252
Total assets	229,738	243,455	336,094	302,491	283,076
Total current liabilities	97,022	108,339	125,908	128,357	122,358
Total liabilities	124,444	128,487	219,377	224,824	203,920
Total equity	105,294	113,340	107,916	67,679	74,214

	For the Year Ended December 31,
	2017	2018	2019	2020	2021

	(in thousands of US$)
Selected Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	25,099	828	12,982	(6,526)	19,230
Net cash used in investing activities	(8,655)	(51,735)	(34,378)	(2,585)	(6,429)
Net cash generated from/(used in) financing activities	92,496	(756)	(13,454)	556	(1,397)
Exchange rate effect on cash and cash equivalents and restricted cash	3,666	(2,741)	(542)	(6,302)	271
Net increase/(decrease) in cash and cash equivalents and restricted cash	112,606	(54,404)	(35,392)	(14,857)	11,675
Cash and cash equivalents and restricted cash at beginning of year	46,628	159,234	104,830	69,438	54,581
Cash and cash equivalents and restricted cash at end of year	159,234	104,830	69,438	54,581	66,256

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business

●	Uncertainties and risks accompany our strategy to divest our business of directly operated kindergartens;
●	We may receive a significant portion of our revenues from a limited number of customers in the foreseeable future;
●	Our business and results of operations depend on our ability to maintain and raise the fee levels and prices of our services and products;
●	We may not be able to execute our growth strategies successfully, which may hinder our ability to capitalize on new business opportunities;
●	New legislations and changes in the regulatory requirement regarding private education and preschool education in countries where we operate may materially affect our business operations and prospects;

●	The growth of our business depends on the market recognition of our brand. If we are not able to maintain our reputation, enhance our brand recognition and continuously update our curriculum, our business and operating results may be materially and adversely affected;
●	Misbehavior or unsatisfactory performance by the teachers in the kindergartens under our brands will hurt our reputation and potentially our operation results and financial performance;
●	Injuries, accidents, food quality incidents or other harm suffered by students or employees at the facilities under our brands or operated by the franchisees may damage our reputation and subject us to liabilities;
●	If the facilities under our brands or operated by the franchisees fail to maintain and increase student enrollment in our kindergartens and play-and-learn centers, our revenues may decline and we may not be able to maintain profitability; and
●	We face risks associated with our franchise business model.

Risks Related to Our Corporate Structure

●	RYB is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China primarily through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our PRC subsidiaries, the VIE, and investors of RYB face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole;
●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations;
●	We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to have the power to direct the activities of the VIE. The shareholders of the VIE may not act in the best interests of RYB or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE;
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law; and
●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to direct the activities of the VIE and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs;
●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, would subject us to sanctions imposed by the relevant PRC regulatory authority;
●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless; and
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

Risks Related to Our American Depositary Shares

●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors;
●	If the market price for our ADSs remains below US$1.00 for an extended period of time, or falls to US$0.16 at any time, our ADSs may be delisted from the NYSE;
●	We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses;
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline;
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price; and
●	Our dual class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business

Uncertainties and risks accompany our strategy to divest our business of directly operated kindergartens.

Direct operation of kindergartens has long been a driver of our growth. In 2021, revenues generated from our business of directly operated kindergartens represented a significant portion of our total revenues. Upon the Divestiture, our subsidiaries have entered into a series of service agreements with the former VIE to provide a series of services to the former VIE and the kindergartens operated by them. Our results of operations and financial position will be partially dependent on the performance of the divested kindergartens, especially when some of the service to be provided are charged based on the revenues or size of the kindergartens.

We may receive a significant portion of our revenues from a limited number of customers in the foreseeable future.

We have entered into agreements with the former VIE to terminate the contractual arrangements in March 2022, pursuant to which the previous contractual arrangements were terminated, and we divested our directly operated kindergarten business on April 30, 2022. In conjunction with entering into the VIE termination agreements, our subsidiaries, including RYB Technology, have entered into a series of service agreements with a term of 15 years with the former VIE, at arm’s length terms under which our subsidiaries will continuingly provide brand royalty, training, management IT system, recruitment, and curriculum design services to these entities and the kindergartens operated by them. We expect these customers will account for a significant portion of our revenue in the foreseeable future. If they breach the agreements, materially reduce their demand for our products and services, or delay their payment for our products and services, this could increase our credit risk and have a material impact on our operations and financial results. We may experience a reduction in revenue, which could harm our results of operations and financial condition.

As of December 31, 2021, at the request of the local education authorities, we have de-registered a few of the private kindergartens directly operated by us and transferred them to public kindergartens which are sponsored by the local education authorities or their designated entities. As of December 31, 2021, none of the aforementioned kindergartens has been included in our consolidated financial statements. After the Divestiture, if any of our divested kindergartens is so de-registered and converted to public nature at the request of local education authorities, the former VIE could be adversely affected to perform their contractual obligations under the service agreements due to the reduced tuition fees to be charged by public kindergartens and restrictions imposed by local education authorities on tuition fees collectible by the former VIE, which could create additional credit risk to us and subject our operation and financial conditions to negative impact.

Our business and results of operations depend on our ability to maintain and raise the fee levels and prices of our services and products.

An important factor affecting our profitability is the tuition fees we charged at our directly operated teaching facilities before the Divestiture as well as the fees that we charge the franchisees and other business partners, and divested facilities through the former VIE after the Divestiture. We also derive a portion of revenues from sales of educational merchandise. The amounts of those fees and prices we are able to derive, except for inclusive kindergartens, are primarily determined based on the demand and popularity among children and their parents for our education services and products, the cost of our operations, the geographic markets where the facilities operate, our competitors’ pricing levels, our pricing strategy to gain market share and the general economic conditions in China and other countries in which we operate.

In addition, our tuition cannot exceed the maximum amounts on file with the local governmental pricing authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—Regulations on Education-related Fees.” Certain of our kindergartens before the Divestiture are “inclusive kindergartens” where tuition is determined by local educational authorities. We also operated certain of our kindergartens on premises leased from government bodies as of December 31, 2021. If the divested teaching facilities are encouraged or required by relevant educational authorities to be operated as “inclusive kindergartens,” our service fee that can be derived from these teaching facilities may become lower. There can be no assurance that we will be able to maintain or raise the service fee level and other fees that we can derive from the teaching facilities in the future due to various reasons, including the failure to complete pricing filings with governmental authorities and some of the facilities being converted into inclusive kindergartens, and our business, financial position and results of operations may be materially and adversely affected in the event of our failure to maintain or steadily raise our fee levels and prices of our services and products.

Moreover, the Amended Law for Promoting Private Education sets out certain restrictions as to the use of profits earned by not-for-profit schools. The divested kindergartens in general plan to submit applications to be designated as for-profit schools, but there is no guarantee that the for-profit school designation applications will be approved. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—The Amendment to the Law for Promoting Private Education” for further details. As a result, we may not be able to maintain our current fees and may not be able to raise any of such fees for these kindergartens at our desired rates, times and places or at all in the future under the framework of the Amended Law for Promoting Private Education.

We may not be able to execute our growth strategies successfully, which may hinder our ability to capitalize on new business opportunities.

We seek and will continue to implement various strategies to grow our business, including enhancing our service quality to the divested kindergartens, expanding the franchise network, expanding the teaching facility network, and increasing student enrollment in our Singapore operations, expanding curricula and product offerings, pursuing strategic acquisitions and investments, improving systems and infrastructures, and other future strategies that we plan to execute. These strategies may not materialize due to a number of factors, including, without limitation, the following:

•	we may fail to identify, and effectively market our services in, new geographic markets with sufficient growth potential;
•	we may be unable to successfully integrate acquired businesses, if any, with our current service offerings and achieve anticipated synergies;
•

our analysis for selecting suitable new facility locations in Singapore may not be accurate and the demand for our services at the newly selected locations may not materialize or increase as rapidly as we expect;

•

the development of new teaching facilities in Singapore may be delayed or affected by many factors, such as delays in obtaining government approvals or licenses, shortages of key construction supplies and skilled labor, construction accidents, or natural catastrophes, some of which are beyond our control;

•	we may require more time than expected, or may not be able, to obtain the accreditation for our services;
•	we may not be able to further expand our franchise network as fast as we expect;
•	students and/or their parents in our Singapore operation may react negatively to our plans to increase facility, class size or tuition;
•	we may not be able to develop and upgrade our curricula and product lines that are appealing to students in the divested kindergartens or our franchise network;
•	we may not be able to continue to enhance our online offerings of courses and educational merchandise; and
•

we may not be able to adequately upgrade or strengthen our operational, administrative and technological systems and our financial and management controls to serve the divested kindergartens or to support our future expansion of our franchise network.

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

The Law for Promoting Private Education of the PRC was promulgated in December 2002, and was amended in June 2013, and further amended in November 2016 and December 2018 (the “Amended Law for Promoting Private Education”). On May 14, 2021, the PRC State Council announced the Implementing Regulations for the Law for Promoting Private Education of the PRC (the “Implementation Rules”), which became effective on September 1, 2021. What’s more, The Opinions of the Central Committee of the Communist Party of China (“CPC”) and State Council on Deepening Reform and Standardized Development in Preschool Education, or Reform Opinions, issued by the CPC and the State Council in November 2018 is another regulation that might cast great uncertainties on our operation. In January 2019, the General Office of the State Council issued another circular that might have material impact on our operation. There remain uncertainties in the interpretation and implementation of forementioned laws with respect to various aspects of the operations of a for-profit private school and whether such implementation regulations would have any material adverse impact on our business. In particular, (i) social capital is not allowed to control not-for-profit kindergartens or kindergartens that are sponsored by state-owned assets or collectively-owned assets, (ii) specific procedures regarding the conversion of an existing private school into a for-profit school have not yet been promulgated by most local authorities, (iii) specific conditions or requirements in respect of any preferential tax treatment which for-profit schools may enjoy have not been promulgated by relevant authorities, and (iv) private schools providing compulsory education shall not conduct any transaction with any related party.

The above laws and regulations bring significant uncertainties to our operation. It is uncertain whether it would become illegal to use contractual arrangements to consolidate operation results of kindergartens under the new regulation regime for the effective period of the previous contractual arrangements. However, because (i) the Legislation Law of the PRC provides that laws, administrative regulations, local regulations, autonomous regulations, and separate regulations do not have retrospective effect other than special provisions; (ii) there is no provision in the Implementation Rules or Reform Opinions providing that it will have retrospective force; (iii) the Implementation Rules is silent on the legality of private schools, including kindergartens, controlled by PRC citizens through foreign-invested enterprises; and (iv) our contractual arrangements have been signed before the Implementation Rules or Reform Opinions promulgation, our PRC legal counsel Commerce & Finance Law Offices is of the view that our contractual arrangements with the former VIE for the effective period were not in violation of applicable existing PRC laws and regulations, valid and binding on the parties so long as our contractual arrangements had been entered into on an arm’s length basis as business arrangements having regard to the principles of openness, fairness and justice, and they do not harm national interests, the interest of the schools, or the rights and interest of the teachers and the students. Our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

We have entered into agreements with the former VIE to terminate the contractual arrangements in March 2022, pursuant to which the previous contractual arrangements were terminated, and we divested our directly operated kindergarten business on April 30, 2022. See “Item 4. Information on the Company—C. Organizational Structure” for further details. Given the evolving regulatory environment, there is uncertainty as to how the Implementation Rules, Reform Opinions or Circular on Initiating the Rectification will be interpreted and implemented. To the extent that we are not able to fully comply with these requirements, our business, financial condition, and results of operations may be materially and adversely affected. We are unable to predict with certainty the impact, if any, that future legislation or regulations relating to the implementation of the laws promoting private education in the PRC will have on our business, financial condition, and results of operations. However, if our previous group structure or our contractual arrangements were deemed to violate any rules, laws, or regulations, the license of former VIE to operate private schools may be revoked, cancelled or not renewed and we may be exposed to other penalties as determined by the relevant government authorities. If such situations occur, our business, financial condition and prospects would be materially and adversely, directly and indirectly, affected.

In Singapore, the operation of kindergartens is regulated by the Early Childhood Development Centres Act, which was passed in 2017. This act set forth certain prerequisite requirements that must be met to obtain a license to operate a kindergarten, such as physical requirements, staffing requirements and financial requirements. The Early Childhood Development Agency, an autonomous agency formed in 2013 and hosted under the Ministry of Social and Family Development of Singapore, serves as the regulatory and developmental authority for the early childhood sector in Singapore, overseeing various aspects of children’s development, such as the setting up and licensing of kindergartens. Any change or addition to the laws and regulations imposed by authorities overseeing the preschool education sector in Singapore may have a material adverse effect on our Singapore operations, which would in turn adversely affect our financial condition and results of operations.

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

For example, according to a court verdict, a female teacher then working at one of our directly operated kindergartens in Beijing was found to have used sewing needles as a way to “discipline” children during post-lunch naptime in late 2017. She was subsequently discharged from our company and was criminally charged with “maltreatment of children under care” in connection with a class she taught. We refer to this incident in this annual report as the “2017 Incident.” On December 28, 2018, she was sentenced to one and a half years’ imprisonment by Beijing Chaoyang District People’s Court and prohibited from child-caring employment for a term of five years following her release from prison. At the time, despite the fact only one teacher was charged and the case remained under investigation, rumors and negative publicity surrounding the 2017 Incident was widely circulated on the internet, and subsequently affected our reputation and brand goodwill. Consequently, some parents lost confidence in our safety management, and utilization of the kindergarten involved in the 2017 Incident was directly and negatively impacted, and some franchisees also requested to terminate their franchise relationships with us.

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

Misbehavior or unsatisfactory performance by the teachers in the kindergartens under our brands will hurt our reputation and potentially our operation results and financial performance.

The teachers in kindergartens under our brands are the ones who interact directly with the students and their families. Despite our constant emphasis on service quality, our continuous training of teachers as well as our close supervision, we cannot assure that the teachers in kindergartens under our brands will completely follow our service manual and standards at all times. Any misbehavior or unsatisfactory performance by these teachers will hurt our reputation and potentially our operation results and financial performance. For example, the significant negative publicity associated with the 2017 Incident directly affected our operation results, as some children chose to temporarily stop coming to our teaching facilities, some families decided to withdraw their children’s enrollments, and some franchisees and business partners requested to terminate our relationships or delay the opening of their franchised RYB teaching facilities. The price of our ADSs was also significantly affected by the 2017 Incident and the associated negative publicity related thereto, and dipped heavily on the first day when it was first reported.

Injuries, accidents, food quality incidents or other harm suffered by students or employees at the facilities under our brands or operated by the franchisees may damage our reputation and subject us to liabilities.

Operating kindergartens and play-and-learn centers involves inherent risks associated with the safety and wellbeing of our students and other people visiting or working at the teaching facilities. Teaching facilities under our brands or operated by the franchisees could face negligence claims for inadequate maintenance of the teaching facilities or lack of supervision of the teachers and other employees. In addition, any defects in indoor and outdoor playground equipment in the teaching facilities or educational tools they use in classrooms may cause harm to students. The owners of these teaching facilities, and even us, therefore could be liable for accidents, injuries, food quality incidents or other harm to students or other people at the teaching facilities, which may adversely affect their ability to fulfill their obligations under the service agreements with us. Even if they are found not legally liable for such accidents or injuries, disputes on liabilities or general complaints by parents regarding food quality, students wellbeing or, from time to time, air quality and renovation fumes within the teaching facilities may create unfavorable publicity and our reputation may be damaged on such occasions. Additionally, although we maintain certain liability insurance, the insurance coverage may not be adequate to fully protect us from claims and liabilities, and reoccurrence of similar accidents may make it difficult for us to obtain liability insurance at reasonable prices in the future. Defending such claims may also cause us to incur substantial expenses and divert the time and attention of our management. For measures we have taken to enhance the safety of students and employees, please see “Item 4. Information on the Company—B. Business Overview—Insurance and Safety.”

If the facilities under our brands or operated by the franchisees fail to maintain and increase student enrollment in our kindergartens and play-and-learn centers, our revenues may decline and we may not be able to maintain profitability.

Our revenue from service agreements with the facilities under our brands or operated by the franchisees relies on the student enrollment in these teaching facilities. Student enrollment not only directly affects the service fees derived from these teaching facilities, it also affects the willingness of the franchisees to re-invest in and expand or continue their franchise operations within our network. We may face difficulties in increasing or maintaining the level of fees that we charge the franchisees or selling our educational merchandise through them if they find their franchise business with us unattractive. Our student enrollment is affected by several factors, including parents’ perception of the security and safety of the facilities, quality of care and education their children receive from us, our ability to develop new course materials and improve existing courses, maintain consistent and high teaching and service quality, effectively market and precisely target our products and services to a broader base of prospective students and parents, and respond effectively to competitions.

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

Our revenue mix of service model and franchise teaching facilities also affects our financial results and condition. Our ability to grow our business and achieve the benefits of an optimal revenue mix will depend on various factors, including our ability to timely and effectively select franchisees that meet our rigorous standards. If we are unable to effectively address risks associated with the franchise business model, our reputation and results of operations may be materially and adversely affected.

Our business relies on our ability to recruit, train and retain dedicated and qualified management personnel.

Teachers and facility principals are critical to the quality of the teaching facilities under our brands and operated by the franchisees. We seek to, and help the franchisees to, recruit, train and retain qualified and dedicated teachers with necessary licenses and permits required by law, as well as principals who manage the teaching facilities. There is, however, a limited pool of teachers with the attributes we require. In addition, any foreign teachers they hire must hold valid working permits, which may not be obtained in a timely manner, or at all. Despite our various initiatives, investments to secure qualified personnel and competitive compensation, the teaching facilities under our brands and operated by the franchisees may still not be able to recruit, train and retain sufficient qualified teachers and principals to keep pace with their growth while maintaining consistent teaching quality in the different markets we serve. A shortage of qualified teachers or a deterioration in the quality of the teachers’ services, whether actual or perceived, or a significant increase in the average compensation of the kindergarten teachers, would have a material adverse effect on the teaching facilities under our brands and operated by the franchisees, and thereby adversely affecting our business, financial condition and results of operations under the service agreements.

We may not be able to obtain all necessary approvals, licenses and permits or to make all necessary registrations and filings for our educational and other services in the countries in which we operate.

To operate kindergartens and play-and-learn centers, our service model customers and the franchisees are required to obtain and maintain various approvals, licenses and permits and to fulfill registration and filing requirements pursuant to applicable laws and regulations in China. For instance, to establish a kindergarten, a private school operation permit from the local education bureau and registration certificate for private non-enterprise entities issued by the local civil affairs bureau will be required. In addition, private school operation permits are subject to periodic renewal and kindergartens are subject to annual inspections by the competent government authorities.

Given the significant amount of discretion the local PRC authorities may have in the interpretation, implementation and enforcement of the relevant rules and regulations, as well as other factors beyond our control, while we intend to and the franchisees, under the terms of their franchise agreements with us, are required to obtain and maintain all requisite permits and complete necessary filings and registrations on a timely basis, we cannot assure you that we and the franchisees will be able to obtain all required permits and complete the necessary filings or registrations in time. We and some of the franchisees are in the process of applying for or renewing private school operation permits and/or registration certificates for private non-enterprise entities in connection with certain kindergartens. As an interim measure pending the issuance of these permits or certificates, fees for the services we provide at the directly operated kindergartens were collected by our other consolidated entities before the Divestiture, and we will collect service fees under service agreements from the former VIE after the Divestiture.

Additional requirements on permits and licenses may also apply to our operations, including the requirement to obtain a license for online transmission of audio-visual programs for providing online video-audio contents on our website or mobile apps in China. Although we have tried to apply for a license for online transmission of audio-visual programs for providing online video-audio contents on our website or mobile apps, the relevant authorities have stopped issuing such licenses for educational companies in practice. We cannot assure you that we will be able to receive or renew all required licenses, permits or certificates in a timely manner.

Moreover, we are required to obtain and maintain various approvals, licenses and permits and fulfil registration and filing requirements to conduct and operate education and other services in Singapore. For instance, to establish and operate a kindergarten in Singapore, we are required to obtain a license from the Early Childhood Development Agency. To establish and operate a school-based student care center and kindergarten care center in Singapore, we are required to obtain license agreement with the government. In addition, the engagement of foreign teachers in Singapore also requires approval from the Ministry of Manpower of Singapore.

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

Certain of the operations by the former VIE may be deemed by PRC government to be carried out by entities beyond their authorized business scope.

Some of our former VIE in China providing certain training programs directly to children or teachers currently do not list “educational training,” “children training” or similar items in their business scopes. In addition, certain of our consolidated entities provide training and education programs at the locations that are not registered in their business licenses or private school operation permits. After the Divestiture, some of the former VIE in China may still provide these programs without the relevant business scopes or at the locations that are not registered in their business licenses or private school operation permits.

These former VIE are in the process of applying to expand business scopes or establish new branches that engage in providing training and education programs to include “educational training,” “children training” or items of similar nature and applying for private education permit for the facilities at these locations. There is, however, no assurance that the application will be accepted by local AIC or education bureau in a timely fashion or at all. If it comes to the attention of the relevant PRC government authorities that the above entities operate beyond their authorized business scopes, or conduct business at locations that are not registered in their licenses or permits, they may be ordered to complete the registration for change of business scope within a given period, the failing of which may subject these entities to fines, confiscation of the gains derived from the noncompliant operations or cease the noncompliant operations, which would adversely affect their ability to fulfill their obligations under the service agreements with us. In addition, according to the Opinion on Further Easing the Workload and Burden of After-school Tutoring for Students in Compulsory Education published in July 2021 by the General Office of the Chinese Communist Party and the General Office of the State Council of the People’s Republic of China, the relevant PRC government authorities may order the above entities to apply for private education permit or the similar approvals. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards and procedures of such approvals.

Sponsor registrations of certain of our divested kindergartens are inconsistent with their actual sponsorship structure.

The sponsors of a kindergarten are required to register with the competent local education bureau and be reflected in that kindergarten’s charter documents and its private school operation permit. However, due to variances in certain local education bureaus’ registration practices, in some cases we were not able to register kindergarten sponsors to accurately reflect the actual sponsorship structure. For certain of our divested kindergartens, the former VIE was shown as the sole sponsor in the education bureau registration and our private school operation permits without reflecting the minority interests of other investors. The former VIE have entered into cooperation agreements with those investors and the relevant charter documents and/or capital verification reports show them as cosponsors, thus resulting in inconsistencies with the education bureau registrations. For certain of our divested kindergartens, certain individuals were registered as sole sponsors with the competent local education bureaus, while the former VIE is the actual kindergarten sponsor only in the charter documents and/or capital verification reports.

There is no assurance that the former VIE will be able to file for amendments to these registrations to rectify these inconsistencies. Although the charter documents and/or capital verification reports would evidence the ownership of and control over those kindergartens, if the former VIE were to be held responsible for those inconsistencies in registration, they may be subject to fines, confiscation of the gains derived from the noncompliant operations, suspension of the noncompliant operations, revocation of private school operation permits, or liability to indemnify economic loss suffered by our students. Moreover, these inconsistencies might put the former VIE’s control of the divested kindergartens at risk. Materialization of any of the aforementioned risks may materially and adversely affect the former VIE’s ability to fulfill their obligations under the service agreement with us, and therefore affect our business, financial conditions and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Natural disasters such as earthquakes, floods, landslides, tornados, and regional outbreaks of health epidemics or a global health pandemic, such as a novel strain of coronavirus (COVID-19), avian influenza, severe acute respiratory syndrome (SARS), Ebola or other epidemics, depending upon its severity and duration, could severely affect our business. For example, in early 2020, in connection with the heightened efforts to contain or delay the spread of COVID-19, local, regional, and national governments took a number of unprecedented public actions to limit or ban public interactions, which included extending the Chinese New Year holiday in China, quarantining individuals infected with or suspected of having COVID-19, prohibiting free travel, encouraging working remotely from home, cancelling public activities and prohibiting public aggregation, among others. The COVID-19 pandemic has resulted in temporary suspension of operation of most of our facilities as requirement by the government during the first half of 2020. During 2021, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to Delta and Omicron variants. Because of the city-wide lock-downs from time to time, there have been strains on our business activities in certain regions, especially Hunan, Guangdong and Fujian. In response, we have taken a series of measures, including taking preventive measures to ensure the health and safety of our students and staff at our facilities, introducing online educational content to facilitate home-based education and holding parent-teacher meetings online to proactively communicate our crisis relief plan and effectively retain students.

After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022, and varying levels of temporary restrictions and other measures are reinstated to contain the infections, including those in Shanghai from March 2022. Our operations in these regions may be adversely affected when these restrictive measures are in force. The emergence of such regional instances and the corresponding restrictive measures are beyond our control and may continue to adversely affect our operations. If a second wave of COVID-19 in China takes place resulting from reasons such as the spread of a new variant, or the global spread of COVID-19 and deterioration cannot be contained, risks set forth in this annual report may be exacerbated or accelerated at a heightened level. The extent to which COVID-19 impacts our financial condition and results of operations will depend on the future development of the outbreak, including the global severity and duration of the pandemic and actions taken to contain the outbreak, which are highly uncertain and unpredictable. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report.

Other unforeseen events and outbreaks, for example, the SARS outbreak in 2003 and influenza A (H1N1) outbreak from 2009 to 2010, adversely affected our business and results of operations as we experienced temporary closure of our facilities. In addition, the conflict in Ukraine and the imposition of board economic sanctions on Russia could disrupt global markets. Any future outbreak of avian influenza, SARS, H1N1 or other adverse public health situation in China or other countries in which we operate may have a material and adverse effect on our business operations. These occurrences could cause cancellation or deferment of student enrollment and require temporary closure of our facilities, while we could still be obligated to pay rent and other expenses for these facilities. We may also face litigation if we are found negligent in the prevention and control of these health epidemics in our facilities. Such occurrences therefore may severely disrupt our business operations and may have a material adverse effect on our business, financial condition, and results of operations.

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

The early childhood education industry in China is rapidly evolving, highly fragmented and competitive, and we expect the competition in this industry to persist and intensify. We compete with other educational service providers, public and private kindergartens, play-and-learn centers and other teaching and child-caring institutions that offer similar programs. We compete with them in many aspects, including the quality of program and curriculum offerings, service quality, and tuition fee levels. Our competitors may adopt similar or superior curricula, teacher training systems, and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their products and services and respond more quickly than we can to the changes in student demand or market needs. In particular, the PRC public education system continues to improve in terms of resources and teaching quality, and government funding subsidies enable public kindergartens to offer services at competitive price levels, which leads to increased competition for us. As such, we may have to reduce service fees or increase capital expenditure in response to competition to retain or attract students or pursue new market opportunities. Moreover, we face intense competition in the early childhood education industry in Singapore. If we are unable to successfully compete for students, maintain or increase our tuition fee level, attract, and retain competent teachers or other key personnel, enhance the quality of our educational services or control competition costs, our business and results of operations may be materially and adversely affected.

The former VIE and the franchisees lease most school premises and may not be able to fully control the rental costs, quality, maintenance and their leasehold interest in these premises, nor can we guarantee that the former VIE and the franchisees will be able to successfully renew or find suitable premises to replace their existing premises upon expiration or termination of the existing leases.

The former VIE and the franchisees lease most school premises from third parties. They require the landlords’ cooperation to effectively manage the condition of such premises, buildings, and facilities. If the condition of the school premises, buildings and facilities deteriorates, or if any or all of the landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of the teaching facilities could be materially and adversely affected. In addition, if any of the landlords terminate the existing lease agreements before expiration, refuse to continue to lease the premises to the former VIE or the franchisees when such lease agreements expire, or increase rent to a level not acceptable to the former VIE or the franchisees, they will be forced to relocate the teaching facilities. Given parents prefer to send their children to kindergartens and play-and-learn centers in the vicinity of their neighborhoods, they may lose students if they cannot secure replacement premises nearby. Moreover, under the current regulatory environment, they may be subject to restrictions with respect to the fees they are able to charge for kindergartens leased on government property or community property. These possible impacts may adversely affect the former VIE and our francisees’ ability to fulfill their obligations under the agreeements with us, and thereby adversely affecting our results of operation.

In addition, certain lessors have not provided them with valid ownership certificates for the leased properties. As a result, there is a risk that these lessors may not have the right to lease such properties to the former VIE or the franchisees, in which case the relevant lease agreements may be deemed invalid or they may face challenges from the property owners or other third parties regarding our right to occupy the premises. If such lease is terminated due to challenges by third parties, they may be forced to relocate the affected teaching facilities and incur significant expenses.

Under the applicable PRC laws and regulations, the former VIE and the franchisees are required to register and file with the relevant government authorities executed leases but have failed to do so in certain instances. While the lack of registration will not affect the validity and enforceability of the lease agreements under the PRC Law, a fine ranging from RMB1,000 to RMB10,000 may be imposed on the parties for each non-registered lease, if the requirement of registration failed to be fulfilled after a period of time demanded by a relevant local authority. After the Divestiture, if the divested kindergartens cease operation due to failure to renew or find suitable premises to replace existing premises, our results of operation may be adversely affected.

We may not be able to achieve the benefits we expect from recent and future acquisitions and investments, which may have a material adverse effect on our business, financial condition, and results of operations.

As part of our growth strategy, we have pursued and intend to continue to pursue selective strategic acquisitions of and investments in businesses which we deem to be complementary or beneficial to our existing business. Given the trend of the regulatory environment, our future acquisitions may be subject to more stringent regulations. Acquisitions and investments expose us to potential risks, including risks associated with the diversion of resources from our existing businesses, difficulties in successfully integrating the acquired businesses, failure to achieve expected growth by the acquired businesses as well as inability to generate sufficient revenue to offset the costs and expenses of the acquisitions. Materialization of any of the aforementioned risks may lead to a material adverse effect on our business, financial conditions and results of operations.

Our success depends on the continuing efforts of our senior management team and other key personnel.

It is important for us to have the continuing services of our senior management team, in particular, Mr. Chimin Cao, our co-founder and director, and Ms. Yanlai Shi, our co-founder, director and chief executive officer. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to find their replacements successfully, and our business may be disrupted. Competition for experienced management personnel in the private education industry is intense with a small pool of qualified candidates, and we may not be able to retain services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students and staff members. Each of our executive officers and key employees is subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties of China’s legal system.

Any interruption to or discontinuation of our course management and information technology systems may affect the teaching activities of us and the franchisees.

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

Our business counterparties and our vendors may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our business activities and reputation and, in turn, our results of operations. In addition, we cannot be certain whether any of these counterparties has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. We require the business counterparties to confirm that they are in compliance with regulatory requirements to conduct the business, but we cannot assure you that these counterparties strictly comply with all applicable regulatory requirements in respect of permits and approvals, and any noncompliance on the part of these counterparties may cause potential liabilities to us and in turn disrupt our operations.

Success of the kindergartens and play-and-learn centers under our brands or operated by the franchisees may be affected if we fail to continue to collaborate with overseas third-party educational content providers.

We offer the Kids Brown English course and The Music Class (TMC) courses, which are both licensed from overseas third-party educational content providers, at the kindergartens and play-and-learn centers under our brands or operated by the franchisees and will continue to offer to the divested kindergartens in the future. We also team up with Erikson Institution to provide domestic and overseas training programs to our teachers and principals.

Our license agreements with TMC will expire in 2025, our cooperation with Kids Brown and Erikson Institution will end in 2024 and 2022, respectively. In the event any of the license agreements are terminated or failed to be renewed upon expiration or earlier, we may not be able to find suitable educational content providers to continue to offer international courses appealing to students in the kindergartens. We may also encounter disputes with those partners from time to time. Should this occur, students attracted to our teaching facilities because of these courses may cease to enroll, and our business, results of operations, prospects and reputation may be materially and adversely affected.

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to unauthorized disclosure or manipulation of sensitive personal data of our students and their parents, including:

●	protecting the data in our computer database or in our security centers, including sensitive and confidential personal information, such as names, addresses, phone numbers of our students and their parents, as well as recordings of our CCTV monitoring system installed in our kindergartens and play-and-learn centers, against attacks on our system by outside parties or fraudulent behavior or improper use by third parties, employee error, malfeasance or otherwise;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, or the PIPL, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Some information we collect, such as names, addresses, phone numbers of our students and their parents, as well as recordings of our CCTV monitoring system, may be deemed to be sensitive personal information under the PIPL. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. In terms of our usage of mobile app, website and system, we received several notices from the relevant public security department in 2019 and 2020 to rectify the privacy policy of our mobile app, the collection and the usage of personal information on our mobile app, and the security of our website and system. We have completed the rectification according to the aforementioned notices and submitted a written rectification report to the relevant public security department. These notices and rectifications did not have any material impact to our business operations.

The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.

We generate a significant portion of our revenues from Beijing. Any event negatively affecting our industry in Beijing could have a material adverse effect on our overall business and results of operations.

We derived a large portion of our total net revenues for the fiscal year ended December 31, 2021 from our operations in Beijing, and we expect the operations of the divested kindergarten there to continue to contribute an important portion of our revenues. If there occurs an event in Beijing that negatively affects private education or if Beijing adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

The facilities under our brands or operated by the franchisees have capacity constraints; if their expansion cannot keep up with the increased market demands, they might not be able to grow student enrollment efficiently or they might lose potential students to our competitors.

The facilities of our kindergartens and play-and-learn centers under our brands or operated by the franchisees are limited in size and number of classrooms. The former VIE and the franchisees may not be able to admit all students who would like to enroll in the teaching facilities due to the capacity constraints of the teaching facilities. This would deprive us of the opportunity to serve the students and to potentially develop a long-term relationship with them for continued services. If we fail to expand our network of teaching service customers as quickly as the demand for our services grows, we could lose potential students to our competitors, and our results of operations and business prospects could suffer.

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

We sell educational products through our facility network and the Zhu Dou Parenting platform, and we operate the Qingtian Youpin e-commerce platform where we sell high-quality maternal and children’s products. Contractual disputes over warranties can arise in the ordinary course of business. In extreme situations, we may be exposed to potential injury liabilities due to misuse or quality defects of the products we sell.

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

We have limited liability insurance coverage for the students and their parents in our facilities. A successful liability claim against us due to injuries suffered by the students or other people on our premises could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause adverse publicity to us and require substantial cost to defend and divert the time and attention of our management. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Injuries, accidents, food quality incidents or other harm suffered by students or employees at the facilities we and the franchisees operate may damage our reputation and subject us to liabilities.” In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter, and in turn result in volatility in and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, primarily due to seasonal changes in student enrolments. The number of students at our facilities is typically the lowest at the start of each calendar year, due to the graduation of kindergarten students at the end of the preceding year, before gradually being replaced over the course of the year by new enrolments. As our revenue is directly affected by the headcount of students at our facilities, such seasonal fluctuations in student enrolments generally give rise to a corresponding seasonal fluctuation in our revenue over the course of a year before the Divestiture. We expect fluctuations in our revenue and results of operations to continue. These fluctuations could adversely affect our business, financial condition and results of operations. After the Divestiture, part of our revenues will be generated from the service fees derived from the divested kindergartens, some of which will be dependent on the revenues of the divested kindergartens. As a result, the seasonality of the divested kindergartens will cause fluctuations of our results of operations.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures—Management’s Report on Internal Control over Financial Reporting.” In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations.

Foreign investment in the education industry and value-added telecommunication industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the List of Special Management Measures for the Market Entry of Foreign Investment issued jointly by the NDRC and the MOFCOM on December 27, 2021 and became effective on January 1, 2022 (the “Negative List”), the provision of preschool education and value-added telecommunication services in the PRC is under the category of “restricted industries” for foreign investors. Foreign investments in preschool education is restricted to cooperation with PRC domestic parties who are required to play a dominant role in the cooperation. In addition, the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education issued by the MOE on June 18, 2012 also stipulates that the foreign portion of the total investment in a Sino-foreign joint venture kindergarten is restricted to less than 50%. In terms of the identity of the foreign investors, according to the Regulation on Operating Sino-foreign Schools of the PRC, or the Sino-foreign Schools Regulation, which was promulgated by the State Council on March 1, 2003, became effective on September 1, 2003 and amended on July 18, 2013 and March 2, 2019, and its implementation measures, foreign investors in kindergartens must be foreign education institutions with relevant qualifications and experience. Also, foreign ownership of a value-added telecommunication service provider may not exceed 50%, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business. See “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Relating to Foreign Investment in the PRC” in this annual report for further details.

RYB is a Cayman Islands exempted company and our PRC subsidiaries, including Beijing RYB Technology Development Co., Ltd., or RYB Technology, and Qiyuan Education Technology (Tianjin) Co., Ltd., or TJ Qiyuan, are currently considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to control the operation of kindergarten and value-added telecommunication services business. To ensure strict compliance with the PRC laws and regulations, we conducted such business activities primarily through the former VIE, including Beijing RYB, and their subsidiaries. RYB Technology and TJ Qiyuan entered into a series of contractual arrangements with the former VIE and its shareholders, which enable us to (1) obtain the power to direct the activities of the former VIE, (2) receive substantially all of the economic benefits of the former VIE, and (3) have an exclusive option to purchase all or part of the equity interests and assets in the former VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we consolidate its financial results under U.S. GAAP during the effective period of these contractual arrangements. Revenues contributed by the VIE accounted for 89.2%, 73.0% and 78.8% of our total revenues for the years of 2019, 2020 and 2021, respectively. We have entered into agreements with the former VIE to terminate the contractual arrangements in March 2022, pursuant to which the previous contractual arrangements were terminated, and we divested our directly operated kindergarten business on April 30, 2022. In addition, pursuant to PRC laws and regulations, ICP license can only be held by companies with an ultimate capital contribution percentage by foreign investor(s) not exceed 50%. Accordingly, in April 2022, TJ Qiyuan entered into a series of contractual agreements with Zhudou Investment, or the new VIE, and its shareholders and its subsidiaries, which enable us to (1) obtain the power to direct the activities of the new VIE, (2) receive substantially all of the economic benefits of the new VIE, and (3) have an exclusive option to purchase all or part of the equity interests and assets in the new VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are able to consolidate its financial results under U.S. GAAP during the effective period of these contractual arrangements. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, (i) the ownership structure of the VIE in China and our subsidiaries are not in violation of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our subsidiaries, the VIE and their shareholders governed by PRC laws and regulations are valid, binding on each party there-to, and will not result in any violation of applicable PRC laws and regulations during the effective period of the respective contractual arrangements. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

However, RYB is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Investors in our Class A common shares or the ADSs thus are not purchasing equity interest in our consolidated affiliated entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of RYB face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE and its shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and the VIE’s business and our reputation.

Although we believe we, our PRC subsidiary and the VIE are not in violation of current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government decides that our contractual arrangements do not comply with its restrictions on foreign investment in kindergarten education, or if the PRC government otherwise finds that we, the VIE, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIE;
●	imposing fines, confiscating the income from our PRC subsidiary or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the new VIE and deregistering the equity pledges of the new VIE, which in turn would affect our ability to consolidate, derive economic interests from, or to have the power to direct the activities of the VIE; or
●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

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

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain and maintain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions or prohibitions in China. The Foreign Investment Law stipulates four forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. Since contractual arrangements are not specified as foreign investment under the Foreign Investment Law, and if the future laws, administrative regulations or provisions prescribed by the State Council do not incorporate contractual arrangements as a form of foreign investment and the operation of preschool education and value-added telecommunication services is still in the Negative List, our contractual arrangements as a whole and each of the agreements comprising the contractual arrangements will not be affected and will continue to be not in violation of PRC laws or regulations currently in effect, valid and binding on the parties thereto. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment, or if the contractual arrangements are in violation of any further PRC laws and regulations, as a result, we may not be able to provide value-added telecommunication services through the contractual arrangements and we would lose our rights to receive the economic benefits of the new VIE and the economic benefits of our kindergartens and the former VIE for the effective period of the contractual arrangements. Therefore, the financial results of the VIE would no longer be consolidated into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. An investment loss would be recognized as a result of such derecognition.

In the extreme case-scenario, we may be required to terminate our contractual arrangements and/or dispose of the new VIE and its subsidiaries, which could have a material and adverse effect on our business, financial condition and result of operations. Therefore, there is no guarantee that our contractual arrangements and the business of the VIE and its subsidiaries will not be materially and adversely affected in the future.

We rely on contractual arrangements with the VIE and its shareholders for a large portion of our business operations which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the former VIE and the former VIE’s subsidiaries or kindergartens sponsored by the VIE constituted the vast majority of our net revenues in 2021.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to have the power to direct the activities of the VIE. The shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIE and third parties were to impair our power to direct the activities of the VIE, our ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities of the VIE, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the VIE that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIE, the VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business. If the VIE goes bankrupt and all or part of its assets become subject to liens or the rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIE undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

The VIE and its subsidiaries may be subject to limitations on their ability to make payments to related parties.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends on our ability to receive dividends and other distributions from our PRC subsidiary. The amount of dividends and other distributions our PRC subsidiary is able to be paid to us depends on the amount of service fees paid by the VIE and its subsidiaries pursuant to the contractual arrangements. However, if the PRC government authorities promulgate any new policies, such authorities may seek to confiscate any or all of the service fees that have been paid by the VIE or its subsidiaries, including retrospectively, if, among other things, such service fees are viewed as in violation of PRC laws and regulations, or our contractual arrangements are viewed as in violation of PRC laws and regulations by PRC authorities and are terminated or canceled. The relevant PRC authorities may also seek to halt children enrollments at the kindergartens of the former VIE or, in a worse situation, revoke the operation permits of these kindergartens. As a result, our business and financial performance may be materially and adversely, directly or indirectly, affected.

Certain terms of our Contractual Arrangements may not be enforceable under PRC laws

Our contractual arrangements provide for dispute resolution by way of arbitration in accordance with the arbitration rules of the China International Economic and Trade Arbitration Commission in Beijing, the PRC. Our contractual arrangements provide that the arbitral body may award remedies over the equity interests, property interests and/or assets of the VIE, injunctive relief or order of winding up of the VIE. However, we have been advised by our PRC Legal counsel that the above-mentioned provisions contained in the contractual arrangements may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant any injunctive relief or provisional or final winding-up order to preserve the assets of or any equity interest in the VIE in case of disputes. Therefore, such remedies may not be available to us, notwithstanding the relevant contractual provisions contained in our contractual arrangements. PRC laws allow an arbitral body to award the transfer of assets of or equity interest in the VIE in favor of an aggrieved party. In the event of non-compliance with such award, enforcement measures may be sought from the court. However, the court may or may not support the award of an arbitral body when deciding whether to take enforcement measures. Under PRC laws, courts of judicial authorities in the PRC generally would not grant injunctive relief or the winding-up order against the VIE as interim remedies to preserve the assets or equity interests in favor of any aggrieved party. As a result, we may not be able to obtain sufficient remedies in a timely manner, and our ability to direct the activities of the VIE and its subsidiaries could be materially and adversely affected.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, although the spread of the COVID-19 had been tamed and stabilized thanks to the fast reaction and unprecedented efforts by the Chinese government, the COVID-19 is still likely to have regional impact in China in 2022. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our financial condition and results of operations.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Listing and M&A.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the anti-monopoly authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and it may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

Our auditor, Friedman LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis.

Recent developments with respect to audits of China-based companies create uncertainty about the ability of Friedman LLP to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. We cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, if our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two.

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiary, the VIE and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary as a foreign invested enterprise, or FIE, is also required to further set aside a portion of its after-tax profit to fund an employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) (2021 Edition) for Foreign Investment Access jointly promulgated by the MOFCOM and NDRC, as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over the VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Any medium-or long- term loan to be provided by us to the VIE must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guidelines for Internet Platforms and how it may impact our business operations.

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

The Implementation Rules promulgated by the State Council on April 7, 2021, stipulates that social organizations and individuals shall not control not-for-profit private schools implementing preschool education through mergers and acquisition, contractual arrangement or any other similar manner. Furthermore, the Reform Opinions issued by the Central Committee of the Communist Party of China and the State Council on November 15, 2018, which regulates that social capital is not allowed to control not-for-profit kindergartens or kindergartens that are sponsored by state-owned assets or collectively-owned assets through ways such as mergers and acquisitions, delegating operation, franchising, variable interest entities or contractual arrangements, and listed companies are not allowed to invest for-profit kindergartens through ways such as financing from share market, or acquire assets of for-profit kindergartens through ways such as issuing shares or paying cash. Such stipulation may have a negative impact on both the type and number of the target of our expansion strategy, as we may no longer be able to acquire not-for-profit private schools or control them through ways such as franchising or “contractual arrangements”, and we may no longer to invest for-profit kindergartens through ways such as financing from share market, or acquire assets of for-profit kindergartens through ways such as issuing shares or paying cash.

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

In February 2021, the Anti-Monopoly Guidelines for Internet Platforms was promulgated by the Anti-monopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law of PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, Anti-Monopoly Guidelines for Internet Platforms expressly states that concentration involving VIE will also be subject to antitrust filing requirements.

In April 2021, the State Administration for Market Regulation (the “SAMR”), together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If the companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws.

Since the Anti-Monopoly Guidelines for Internet Platforms are relatively new, uncertainties still exist in relation to its interpretation and implementation, although we do not believe we engage in any foregoing situations, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.

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

The trading price of our ADSs ranged from US$1.56 to US$5.91 per ADS in 2021. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

If the market price for our ADSs remains below US$1.00 for an extended period of time, or falls to US$0.16 at any time, our ADSs may be delisted from the NYSE.

Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less. We received a letter from the NYSE dated April 19, 2022 notifying us that (i) we are below compliance standards due to the trading price of our ADSs and (ii) the applicable cure period for us to regain compliance expires on October 19, 2022. We intend to cure the deficiency within the prescribed cure period. We intend to monitor the market conditions of our ADSs and will consider various measures to cure the non-compliance caused by adverse effects on our trading price and avoid any potential delisting. However, we cannot assure you that we will stay compliant with these NYSE listing rules at all times going forward. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. As of February 28, 2022, Ascendent Rainbow (Cayman) Limited holds 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares, representing approximately 30.4% of total outstanding ordinary shares.Pursuant to a Registration Rights Agreement we entered into with Ascendent Rainbow (Cayman) Limited in September 2017, we agreed to provide Ascendent Rainbow (Cayman) Limited with certain registration rights in respect of our ordinary shares held by them, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market, the prevailing market price for our ADSs could be adversely affected. Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Our dual class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share shall entitle the holder thereof to one vote, and each Class B ordinary share shall entitle the holder thereof to ten (10) votes. Our ADSs represent Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a shareholder thereof to any person or entity which is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the registered shareholder of such share, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Further, each Class B ordinary share shall automatically be re-designated into one Class A ordinary share, if at any time Mr. Chimin Cao, Ms. Yanlai Shi and their respective affiliates collectively hold less than five percent (5%) of the issued and outstanding ordinary shares in the capital of the Company, and no Class B ordinary shares shall be issued by the Company thereafter.

As of February 28, 2022, Mr. Cao, Ms. Shi and Ascendent Rainbow (Cayman) Limited collectively beneficially own an aggregate of approximately 69.7% of our total issued and outstanding ordinary shares and 90.0% of the voting power of our issued and outstanding shares.

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. For example, these provisions include a dual class share structure that gives greater voting power to the Class B ordinary shares beneficially owned by our founders and Ascendent Rainbow (Cayman) Limited. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights, and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (apart from our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

RYB is a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China and Singapore. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. If we choose to follow certain home country practices, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

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

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be classifies as a PFIC for U.S. federal income tax purposes, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Based on our income and assets and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2021. There can be no assurance regarding our PFIC status for the current taxable year or the foreseeable future, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part, by reference to the market price of our ADSs. Recent fluctuations in the market price of our ADSs from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for any current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we realize and spend or otherwise dispose of our liquid assets, including the cash proceeds from the Divestiture. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income (including revenue from our directly operated kindergarten business), or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holder even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent year. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.       INFORMATION ON THE COMPANY

A.	History and Development of the Company

We opened our first play-and-learn center in 1998 in Beijing. Later in July 2001, we incorporated Beijing RYB Children Potential Education Entertainment Co., Ltd. to expand the operation of play-and-learn centers and kindergartens. In May 2006, we changed the name of Beijing RYB Children Potential Education Entertainment Co., Ltd. to Beijing RYB Children Education Technology Development Co., Ltd., which we refer to as Beijing RYB or the VIE in this annual report.

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

As a result of these contractual arrangements, we have obtained the power to direct the activities of Beijing RYB. We therefore treat Beijing RYB and its subsidiaries as our consolidated affiliated entities under U.S. GAAP and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, those contractual arrangements may not be as effective in providing operational control as direct ownership.

In June 2017, we changed the corporate name of our company from Top Margin Limited to RYB Education, Inc. RYB Education, Inc. is a holding company. We conduct substantially all of our business in China through the VIE, its subsidiaries and sponsored kindergartens.

On September 26, 2017, our ADSs commenced trading on the New York Stock Exchange under the symbol “RYB”. We raised from our initial public offering approximately US$90.1 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

In April 2019, we acquired a Singapore-based private education group for a total consideration of RMB146.2 million.

In March 2022, we entered into agreements with the former VIE to terminate certain VIE agreements, pursuant to which RYB no longer had the contractual control over the former VIE from April 30, 2022, thereby divesting the directly operated kindergarten business on April 30, 2022, or “the Divestiture.” An aggregate amount of RMB158.5 million will be paid in installments to our subsidiaries as compensation for the termination of VIE agreements. In conjunction with the VIE termination agreements, our subsidiaries, including RYB Technology, have entered into a series of service agreements with a term of 15 years with the former VIE, including Beijing RYB, at arm’s length terms under which our subsidiaries will continuingly provide brand royalty, training, management IT system, recruitment, and curriculum design services to the former VIE and the kindergartens operated by them. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In April 2022, we entered into a series of contractual agreements with Zhudou Investment, or the new VIE, and its shareholders and its subsidiaries for licensing concern. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

We are proposing to change our name from RYB Education Inc. to Gravitas Education Holdings Inc., subject to approval at the next extraordinary general meeting. Our principal executive offices are located at 4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China. Our telephone number at this address is +86 10-8767 5611. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.           Business Overview

Overview

We provide kindergarten services, play-and-learn center services, student care services, as well as at-home education products and services through our subsidiaries and VIE in China. Outside of our network, we license our separately developed courses, sell educational products and also provide kindergarten operation solutions, training and other advisory services.

Our Early Childhood Education Network and Alliance

We directly operate and franchise play-and-learn centers, kindergartens and student care centers across the country and abroad. In addition, we also license separately developed kindergarten courses, and offer operational solutions, training and other advisory services through other business partners, to kindergartens outside of our network. After the Divestiture, the divested kindergartens and franchised kindergartens remain in our network as we continue to provide services to entities that operate these kindergartens.

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

As of December 31, 2021, we had 90 directly operated and 238 franchise kindergartens in operation in 27 provinces and municipalities in China. Total student enrollment and total teaching staff at our directly operated kindergartens in China was 28,148 and 3,357 as of December 31, 2021, respectively.

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

During 2021, some of our kindergartens that were previously operated under the “RYB” brand have been rebranded. The majority of our kindergartens are operated under the “RYB (  )” brand. They teach our core “RYB” curricula, with some variations in feature course offerings tailored to local needs, and most of them also teach Scholastic Early-age English. The tuition fees of our kindergartens vary across our network, mostly in accordance with the spending power of local communities.

In addition, to serve the growing demand for bilingual, premium early childhood education in China, some of our kindergartens also provide Chinese-English bilingual curricula or English-only curricula.

We divested our directly operated kindergartens and started to provide services to former VIE that continue to operate the divested kindergartens from April 2022. After the Divestiture, our relationship with franchised kindergartens was replaced by our brand royalty services to the divested business to support their ongoing franchise relationships. Rather than acquiring new kindergartens that require a ramp-up period of at least three to five years, we will focus on attracting more educational institutions to use our services to elevate their teaching quality for parents and children.

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

We operate a small number of facilities directly as flagship models and have expanded our network primarily with franchise play-and-learn centers. As of December 31, 2021, there were a total of 5 directly-operated and 1,012 franchise play-and-learn centers in operation in our network.

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

As of December 31, 2021, we had 18 directly operated and 9 franchised kindergartens, and 36 directly operated and 4 franchised student care centers in operation in Singapore. Total student enrollment and total teaching staff at the directly operated kindergartens and directly operated student care centers in Singapore was 5,742 and 616 as of December 31, 2021, respectively.

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

Our Products and Services

We offer a full spectrum of early childhood education services and products at our directly operated teaching facilities, and provide course content, training, support and guidance and other services to our franchisees and licensees. Additionally, we also develop and sell early childhood education products and other products and services in adjacent markets. After the Divestiture, we continue to provide brand royalty, training, management IT system, recruitment and curriculum design services to the former VIE that operate the divested kindergartens.

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

After the Divestiture, we will lose control over the divested kindergartens and start to provide services to the divested kindergartens including brand royalty, training, management IT system, recruitment, and curriculum design services. As the result of continuing educational services under the new platform model, the Divestiture will not affect the quality and sustainable development of the RYB branded kindergartens, and these kindergartens will continue to be operated by their current operational teams.

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

As of December 31, 2021, we had a total of 1,250 franchise facilities in China and 9 in Singapore. We believe our franchise business model not only helps franchisees achieve personal success, but also increasingly adds value to our own business and reputation.

After the Divestiture, our relationship with franchised kindergartens in China was replaced by our brand royalty services to the divested business to support their ongoing franchise relationships. Other franchisees are not affected by the Divestiture.

Products and services provided to the divested kindergarten and other third-party kindergartens

After the Divestiture, we no longer operate the previously directly operated kindergartens by ourselves, but we have entered into a series of educational service agreements to provide brand royalty, training, management IT system, recruitment and curriculum design services to the former VIE that operate these kindergartens. We will derive a significant portion of our income in the form of service fees from these kindergartens, and they will also serve as the starting point and trial customers for the new educational service output platform. We plan to expand the services we offer to these kindergartens to other early educational institutions across the country.

We have over 20 years of operating experience since we opened our first play-and-learn center in 1998 and have become a leader in operating and franchising play-and-learn centers, kindergartens and student care centers across the country and abroad. Such extensive industry experience has provided us with distinct insights into teachers, parents’ and young children’s needs, which we believe are critical for us to offer effective and practical early education solutions. In addition, our kindergarten operations in Singapore also enable us to introduce advanced education resources and niche operational know-hows to China’s early education market with the hope to benefit the whole value chain in the market. The resources and experience we have accumulated on areas such as curriculum development, teaching, supervising, trainings, and management, among others, have been extremely valuable and widely used within our company, but not effectively monetized.

China’s early education market at current stage is highly fragmented, but our market share has been limited by the scalability of the physical operation of kindergartens. We realize that, to maximize the benefit that our resources and experience can bring to the industry, we need to upgrade our business model to empower more pre-school educational institutions throughout the industry in an efficient manner. We believe that transforming into an educational service output platform in China’s early education market will allow us to serve more educational institutions efficiently, thereby elevating our influence in the industry and benefiting more parents and children. From the company’s operational perspective, through the divestiture of directly operated kindergartens, our business model will shift from an asset-heavy model with high cost in rents, human capital, and other capital expenditures, to an asset-light model with efficient scalability, strong growth driver and margin. The platform business model also alleviates many inherent risks in operating kindergartens.

We will focus more on building our proprietary, integrated online and offline education service business model. Leveraging the insights of the early childhood education industry and strengths in curriculum development, talent training and management output, we are well positioned to provide end-to-end services on brands, contents, systems and training for government and educational institutions based on our extensive education products.

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

Our Curriculum and R&D Capability

Our curriculum

Our kindergarten curriculum in China consists of our self-developed Multi-Dimension Education Courses, which cover the six principal fields of early childhood education, preparation for entry into kindergartens and primary schools, Kids Brown English, and certain feature courses. We also offer another set of courses tailored for our play-and-learn centers.

The course packages for the Hong Shan Enable Alliance are specially tailored to be unique while being inclusive and affordable. While these for-license courses are built upon the core methodologies used in the course materials taught at RYB-branded kindergartens, they are designed to be easy to use at a lower cost.

Our kindergarten curriculum in Singapore is self-developed and incorporates leading pedagogies such as Reggio Emilia approach, Habits of Mind and Multiple Intelligences. We offer differentiated curriculum for different brands.

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

As of December 31, 2021, our dedicated content development team consisted of 39 members. Over 82.1% of them held bachelor’s degrees or above, approximately 64.1% of them graduated with education-related majors, and they have an average of over 10 years’ experience in early childhood education. Many of our teaching staff and facility principals also actively participate in our daily content development activities.

Our development team also designs and develops educational tools and toys, as well as books for the mass market.

Our partnerships and collaborations with globally renowned education institutions greatly supplement and enhance the comprehensiveness and diversity of our curricula. We introduced the Kids Brown English course and The Music Class into our curricula in 2018 and 2016, respectively.

Our Teaching Staff, Principals and Other Employees

We employ a large body of principals and teaching staff and also maintain a team of sales representatives and other supporting staff, including doctors, kitchen crew and security guards, in our directly operated kindergartens and play-and-learn centers.

As of December 31, 2021, we employed a total of 4,033 teaching staff in our directly operated facilities, almost all of whom had received professional training from colleges or other institutions in the areas of pedagogy, arts and language before joining us. Before joining us, a number of our teachers have gone through RYB co-sponsored programs with selected teachers’ colleges where they studied. Through these co-sponsored programs, we provide these candidates with an early exposure to our culture and teaching philosophy.

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

After the Divestiture, the employment of the principals and teaching staff largely remain with the divested kindergartens.

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

We have developed various mobile applications, including Zhu Dou Parenting, where users can purchase at-home educational content, books and educational toys; Qingtian Youpin, an e-commerce platform for high-quality maternity and children’s products; and mobile app for kindergartens and play-and-learn centers that keeps parents updated on facility news, course progress updates and updates for their children. We have also created service account and public account on Weixin to enhance the communications between parents and our directly operated kindergartens and to increase our cross-selling efforts.

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

Intellectual Property

Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our course offerings and services from infringement, and contribute to our competitive advantages. As of December 31, 2021, our intellectual property rights include the following:

●	804 trademark registrations for our brand and logo in China, among them RYB Kindergarten ( ) and RYB Play-and-learn Center ( ) have been recognized as “well-known trademarks ( )” by the Trademark Review and Adjudication Board of the State Administration for Industry and Commerce in China;
●	873 copyrights for content that we developed in-house;
●	61 domain names; and
●	8 patents relating to our educational toys granted in China.

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

Catalogue of Industries for Encouraging Foreign Investment (2020 Edition) and Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition)

Under the Catalogue of Industries for Encouraging Foreign Investment (2020 Edition), or the Foreign Investment Catalogue, which was promulgated by the NDRC and the MOFCOM on December 27, 2020 and became effective on January 27, 2021, foreign-invested industries are classified into two categories, namely (i) those included on the Catalogue of Industries for Encouraging Foreign Investment and (ii) those included on the Catalogue of Priority Industries for Foreign Investment in Central and Western China.

On December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022.

Under the 2021 Negative List, the provision of pre-school, ordinary senior high school and higher education services in the PRC is under the category of restricted industries for foreign investors. Foreign investments in such education institutions are only allowed in the form of Sino-foreign cooperative educational institutions in which the domestic party shall play a dominant role. It suggests that the principal or the chief executive officer of an education institutions shall be a PRC national and the representatives of the domestic party shall account for no less than half of the total number of members of the board of directors, the executive council or the joint administration committee of a Sino-foreign cooperative educational institution. Also, foreign ownership of a value-added telecommunication service provider may not exceed 50%, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business.

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

Administrative Regulations on Foreign-Invested Telecommunications Enterprises

On December 11, 2001, the State Council of the PRC promulgated the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, and was amended on September 10, 2008 and February 6, 2016 and March 29, 2022, and became effective on May,1, 2022. The regulation requires that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, unless otherwise stipulated by the state.

Regulations Relating to Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the NPC enacted the Education Law of the PRC, which became effective on September 1, 1995, and was amended on August 27, 2009 and December 27, 2015, and further amended on April 29,2021. This law sets forth provisions relating to the fundamental educational systems of the PRC, including a school education system comprising preschool education, primary education, secondary education and higher education; a system of nine-year compulsory education; and a national education examination system. The law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education, and, in principle, that enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of educational institutions in accordance with PRC laws and regulations. The Education Law also stipulates that some basic conditions must be fulfilled for the establishment of a school or any other educational institution; accordingly, the establishment, modification or termination of a school or any other education institution shall, in accordance with the relevant PRC laws and regulations, follow specific examination, verification, approval, registration or filing procedures.

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

The Law for Promoting Private Education and its Implementation Rules

On December 28, 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003, and was amended on June 29, 2013 and was amended on November 7, 2016 and December 29, 2018. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, or the PE Implementation Rules, which became effective on April 1, 2004. PE Implementation Rules was amended on April 7,2021, and took effective on September 1, 2021. The Private Education Law and the PE Law Implementation Rules provide rules for social organizations or individuals to establish schools or other educational organizations using nongovernment funds in the PRC; such schools or educational organizations established using nongovernment funds are referred to as “private schools.”

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

On May 14, 2021, the State Council amended the Implementation Rules for the Law for Promoting Private Education regulations, or the Implementation Rules, which became effective on September 1, 2021. Pursuant to the Amended Regulations, (1) foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where a private school other than private schools providing compulsory education conducts transactions with any related party, it shall follow the principles of openness, fairness and equality, determine the reasonable fees and regulate the decision-making, and shall not do detriment to the state interests, the interests of the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is constituted, the public security organ shall impose a public security administration punishment according to law; if a crime is constituted, criminal responsibility shall be investigated in accordance with the law.

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

Regulations on Education-related Fees

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

The Amended Law for Promoting Private Education stipulates that for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments.

As such, if our private schools choose to register as for-profit private schools for our noncompulsory education services, we will be able to set our own tuitions and other miscellaneous fees according to the market conditions.

On August 17, 2020, the MOE and other four ministries and commissions promulgated the Opinions on Further Standardization of Education Fee, which stipulate, among other provisions, that: (1) The measures for the collection of fees by non-profit private schools shall be formulated by the people’s governments of various provinces, autonomous regions and centrally- administered municipalities; the charging criteria of for-profit private schools are subject to market regulation and shall be determined by the schools themselves. The private schools established before November 7, 2016 which have not complete their registration procedures of their for-profit or non-profit statuses must be managed according to the non-profit private schools’ charging policy; (2) In addition to completing education and teaching tasks, private schools can provide related convenient services for students, and organize research trips, after-school services, social practice and other activities, but the parts of service fees borne by the students or parents must be charged based on voluntary and non-profit principles. If related services are provided by the third party outside the school, the school may collect and pay related services fees for the third service provider; (3) Private schools must publicize the charging items and standards in a prominent location in the school and indicate the charging items and standards in the admissions brochure and admission notice. If fees that should be publicized were actually not publicized, or the contents of the publicity are not in compliance with the related policies, students are entitled to refuse the payment of the fees; (4) Strengthen the audit for non-profit private schools, and strictly prohibit the sponsor of a non-profit private school from gaining proceeds from school running in any way.

The Implementation Rules stipulates that a private school or the founder thereof shall not, under sponsor fee or any other item, collect or collect in disguised form any fees related to the enrollment from students or their parents. Private schools shall establish a cost accounting system for running schools, and reasonably determine the charging items and standards on the basis of the school operational costs, market demands and other factors, in compliance with the principles of fairness, lawfulness and good faith and in consideration of the economic benefits and social benefits. The people’s governments of provinces, autonomous regions and municipalities directly under the Central Government may set a ceiling for the fees charged by non-profit private schools that the government-run schools participate in the establishment thereof, that use state-owned assets, or that receive government subsidies per student. Non-profit private schools shall use the account filed with the relevant competent authorities for the record when collecting fees or carrying out activities. The relevant competent authorities shall supervise the account. All the income of for-profit private schools shall be incorporated into the bank settlement account opened by the schools, and the distribution of school operating balance shall be made after the annual financial settlement. Moreover, it stipulates that a private school providing compulsory education shall not conduct any transaction with any related party. Where any other private school conducts any transaction with any related party, it shall follow the principles of openness, fairness and impartiality, fix the price reasonably and regulate the decision-making, and shall not damage the state interests, the interests of the school or the rights and interests of the teachers and students. Private school shall establish an information disclosure system for their transactions with interested related parties.

Regulations on Safety and Health Protection of Schools

Pursuant to the Food Safety Law of the PRC, which was amended on April 29, 2021 and became effective on April 29, 2021, collective canteens of schools and kindergartens shall obtain licenses in accordance with law and strictly abide by all laws, regulations and food safety standards. Schools and kindergartens should only order meals from off-site providers that have obtained the relevant food production licenses and should conduct regular inspections of the meals provided.

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

According to the Law on the Protection of Minors of the PRC, which was amended on October 26, 2012 and became effective in January 2013, and was amended on October 17, 2020 and became effective on June 1, 2021, schools, kindergartens and nurseries shall establish a safety system, improve safety education among minors and adopt measures to guarantee their personal safety.

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

Pursuant to the Notice on Strengthening the Health Safety and Nutritional Health Management of School Canteens promulgated and became effective on August 6, 2021, school canteens shall operate independently in principle, and obtain the food business license. Schools contracting or entrusting the management of canteens to the third party shall, in accordance with the management regulations of relevant local departments, fully listen to the opinions of parent committees, student representative assemblies, and faculty and staff representative assemblies, publicly select catering service units or catering management companies with good social reputation, and sign contracts in accordance with the law.

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

On December 11, 2001, the State Council of the PRC promulgated the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, and was amended on September 10, 2008 and February 6, 2016 and March 29, 2022, and became effective on May,1, 2022. The regulation requires that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, unless otherwise stipulated by the state.

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

Regulations on Internet Information Security, Censorship and Privacy Protection

Regulations on Cybersecurity

The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and amended them on August 27, 2009 that may subject persons to criminal liabilities in China for any attempt to use the internet to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which was amended in 2011 and prohibits using the internet to leak state secrets or to spread socially destabilizing materials. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In December 2012, the Standing Committee of the NPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfil the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the NPC promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On July 1, 2015, the SCNPC issued the National Security Law, which became effective on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any ICP provider that fails to fulfill the obligations related to internet content security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (i) sells or provides personal information to others unlawfully or (ii) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

The Cybersecurity Law of the PRC, or the PRC Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cyber Security Law requires that critical information infrastructures operators generally shall store, within the territory of the PRC, the personal information and important data collected and produced during their operations in the PRC and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

Pursuant to the Regulations for Internet Security Supervision and Inspection by Public Security Organs promulgated by the Ministry of Public Security on September 15, 2018, effective on November 1, 2018, public security organs shall, as needed for prevention for cybersecurity and in light of specific conditions on hidden dangers of cybersecurity risks, conduct supervision and inspection on the Internet service providers and network users providing Internet connection, Internet data centers, content distributions, domain name services and Internet information services. Public security organs shall, in light of the actual conditions of performing statutory cybersecurity duties by Internet service providers and network users, supervise and inspect certain aspects in accordance with relevant State regulations and standards, including but not limited to: (i) whether they have completed the filing formalities for network users and reported the basic information of connected organizations and users and changes thereof, (ii)whether they have worked out and implemented cybersecurity management systems and operational procedures, and determined the person responsible for cybersecurity, (iii) whether they have fulfilled cybersecurity graded protection and other obligations as stipulated by laws and administrative regulations.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effect in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On April 13, 2020, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which became effective on June 1, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cyber security reviews. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. In addition, any online platform operator holding over one million users’ individual information must apply for a cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review.

The PIPL took effect in November 2021. The PIPL sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Some information we collect, such as names, addresses, phone numbers of our students and their parents, as well as recordings of our CCTV monitoring system, may be deemed to be sensitive personal information under the PIPL. The PIPL also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and the supervision of mobile applications.

On November 14, 2021, the CAC published the Draft Cyber Data Security Regulations for public comments, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The Draft Cyber Data Security Regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the Draft Cyber Data Security Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted. Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

On August 17, 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021 and provide that “critical information infrastructures” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. The regulations further require critical information infrastructures operators, among others, (i) to report to the competent Protection Departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent Protection Departments in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent Protection Departments. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.

Regulations on Personal Information Protection

Under the Several Provisions on Regulating the Market Order of Internet Content Services, which was issued by the MIIT in December 2011 and took effect in March 2012, an internet content service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary to provide its services. An internet content service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunications regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, which was issued by the SCNPC and took effect in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, which was issued by the MIIT in 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet content service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet content service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet content service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and effective on June 1, 2017, specified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. On May 28, 2020, the National People’s Congress adopted the Civil Code, which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

The Provisions on Technological Measures for Internet Security Protection, published by the Ministry of Public Security on January 13, 2006 and became effective on March 1, 2006, requires internet service providers to keep records of certain information about their users (including user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days. Under the PRC Cybersecurity Law, network operators must also report any instances of public dissemination of prohibited content. If a network operator fails to comply with such requirements, the PRC government may revoke its ICP License and shut down its websites.

On January 23, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT and the Ministry of Public Security jointly issued the Announcement on Carrying out Special Campaigns against Mobile Internet Application Programs Collecting and Using Personal Information in Violation of Laws and Regulations, or “the App Announcement,” which prohibits mobile app operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. According to the App Announcement, mobile app operators shall indicate to users the rules for collecting and using personal information in a simple, concise and easy-to-understand manner, with permission independently granted by the user. Furthermore, coercive or excessive collection of personal information, collection and use of personal information without user permission, leakage and loss of information or possible leakage and loss of personal information without any remedial measure, illegal use of personal information are prohibited. On November 28, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT and the Ministry of Public Security jointly issued the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

On August 22, 2019, the Office of the Central Cyberspace Affairs Commission promulgated the Cyber Protection of Children’s Personal Information Provisions, effective on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which will take effect from November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition to the aforementioned general rules, the PRC Personal Information Protection Law also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts and other information, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within the PRC. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. As certain laws and regulations, including the PRC Data Security Law and the PRC Personal Information Protection Law, were recently promulgated, we may be required to make further adjustments to our business practices to comply with these laws and regulations. See ““Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Unauthorized disclosure or manipulation of sensitive personal data of our students and their parents, whether through breach of our network security or otherwise, could expose us to litigation or could adversely affect our reputation.”

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer's audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.

According to the Draft Provisions and the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Non-compliance with the Draft Provisions and the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.

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

Tuition fees generated from kindergarten services in the PRC are qualified for VAT exemption pursuant to a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation. Revenue generated from other services in the PRC, namely play-and-learn center services, franchise fees, royalty fees, and training services, is reported net of VAT, at a rate of 6%, collected on behalf of PRC tax authorities, except for an entity who is designated as a small scale VAT payer. Small scale VAT payer is subject to VAT at a rate of 3% on play-and-learn center services and training services, which was reduced to 1% from March 1, 2021 to December 31, 2021, due to the pandemic of COVID-19.

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

According to applicable PRC regulations on foreign-invested enterprises, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The term “Discretional Foreign Exchange Settlement” refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined as 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

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

C.           Organizational Structure

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

(1)	Ms. Yin Xiao and Ms. Yun Gu are beneficial owners of the shares of Zhudou Investment and hold 50% and 50% equity interests in Zhudou Investment, respectively.

Contractual Arrangements with the Former VIE and Their Respective Shareholders

The following is a summary of the contractual arrangements by and among Beijing RYB Technology Development Co., Ltd., or RYB Technology, our wholly-owned subsidiary, Beijing RYB, our consolidated affiliated entity, and the shareholders of Beijing RYB. We also consolidated two additional VIEs that are not material to our overall operation through similar contractual arrangements.

We, through RYB Technology, had entered into a series of contractual arrangements with the former VIE and the nominee shareholders of the former VIE from July 2008 to April 2022. During the effective period of these contractual arrangements, these contractual arrangements have enabled us to: (i) receive the economic benefits that could potentially be significant to the former VIE in consideration for the services provided by our subsidiaries; (ii) exercise effective control over the former VIE; and (iii) hold an exclusive option to purchase all or part of the equity interests in and assets of the former VIE when and to the extent permitted by PRC law.

These contractual agreements included exclusive consulting and services agreements, business operation agreements, powers of attorney, equity interest pledge agreements, exclusive option agreements and spousal consent letters. We refer to Beijing RYB Technology Development Co., Ltd. as RYB Technology, and Beijing RYB Children Potential Education Entertainment Co., Ltd. as Beijing RYB. Pursuant to the option agreement, Beijing RYB had irrevocably granted RYB Technology or any person designated by it an exclusive option to purchase all or part of its equity interests. Pursuant to the business operation agreement, Beijing RYB and its shareholders agree that to the extent permitted by law, they accept and unconditionally execute instructions from RYB Technology on business operations. Beijing RYB and its shareholders also executed a power of attorney to irrevocably authorize RYB Technology, or any person designated by RYB Technology, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Beijing RYB. Pursuant to the exclusive consulting and services agreement, RYB Technology had the exclusive right to provide Beijing RYB with operational supports as well as consulting and services required by Beijing RYB’s business. Pursuant to the equity interest pledge agreements, Beijing RYB’s shareholders had pledged 100% equity interests in Beijing RYB to RYB Technology, and Beijing RYB had pledged 100% equity interests in Beijing RYB to RYB Technology, to guarantee performance by Beijing RYB of their obligations under the option agreement, the exclusive technology consulting and services agreement, the business operation agreement and power of attorney they entered into. The spouses of the shareholders of Beijing RYB, if applicable, had each signed a spousal consent letter agreeing that the equity interests in Beijing RYB held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with RYB Technology. We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the former VIE because of these contractual arrangements for the effective period of these contractual agreements. Accordingly, under U.S. GAAP, the financial statements of the former VIE are consolidated as part of our financial statements for the years ended December 31, 2019, 2020 and 2021 in this annual report.

In March 2022, we entered into agreements, including the VIE termination agreement by and among RYB Technology, Beijing RYB and its shareholders, to terminate the aforementioned contractual arrangements with the former VIE. RYB Technology no longer had the contractual power to direct the activities of the former VIE from April 30, 2022, thereby divesting the directly operated kindergarten business on April 30, 2022, or the “Divestiture.” An aggregate amount of RMB158.5 million will be paid in installments to our subsidiaries as compensation for the termination of VIE agreements.

In conjunction with entering into the VIE termination agreements, our subsidiaries, including RYB Technology, have entered into a series of service agreements with a term of 15 years with the former VIE at arm’s length terms under which our subsidiaries will continuingly provide brand royalty, training, management IT system, recruitment, and curriculum design services to these entities and the kindergartens operated by them. In addition, RYB Technology also entered into a guaranteed loan agreement with the former VIE with a term of 10 years for the total amount of RMB240.5 million, which had been provided by RYB Technology and its affiliates to the former VIE and their subsidiaries. The loan will be repaid in equal repayment of principal with the first repayment on May 1, 2023 with interest rate of 4% per annum. The former VIE provided joint and several guarantees for each other.

Contractual Arrangements with the New VIE and Its Respective Shareholders

The following is a summary of the contractual arrangements by and among Qiyuan Education Technology (Tianjin) Co., Ltd., or TJ Qiyuan, our wholly owned subsidiary, Zhudou Investment, our consolidated affiliated entity, the subsidiaries of Zhudou Investment, and the shareholders of Zhudou Investment.

Agreements that provide us with the power to direct the activities of Zhudou Investment

Business Operation Agreement. Pursuant to the Business Operation Agreement among TJ Qiyuan, Zhudou Investment, the subsidiaries of Zhudou Investment, and the shareholders of Zhudou Investment, Zhudou Investment and those shareholders agree that, without prior written consent of TJ Qiyuan, Zhudou Investment will not take any action that may have material adverse effects on its businesses, assets, human resources, rights, obligations, or business operations. Zhudou Investment and those shareholders further agree that they will accept and strictly follow TJ Qiyuan’s instructions in relation to Zhudou Investment’s daily operations, financial management, and election of directors appointed by TJ Qiyuan. Those shareholders agree to transfer any dividends or any other income or interests they receive as the shareholders of Zhudou Investment immediately and unconditionally to TJ Qiyuan. Unless TJ Qiyuan terminates this agreement in advance, this agreement will remain long term effective Zhudou Investment and those shareholders have no right to terminate this agreement unilaterally.

Power of Attorney. Each of the shareholders of Zhudou Investment has signed power of attorney to TJ Qiyuan to irrevocably authorize TJ Qiyuan or any person(s) designated by TJ Qiyuan to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Zhudou Investment, including, but not limited to, the right to convene shareholders’ meetings, vote and sign any resolution as a shareholder, appoint directors, supervisors and officers, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney will remain in force for long term.

Spousal Consent. Spouses of the shareholders of Zhudou Investment, who collectively holds 100% equity interest, have each signed a spousal consent letter. Under the spousal consent letters, each signing spouse acknowledges the entry into of the contractual arrangements of new VIE by the shareholders of Zhudou Investment , respectively; also, undertakes that he or she shall not take any actions that are in conflict with the purpose and intention of the contractual arrangements of new VIE, including asserting that any equity interests held by the shareholders of Zhudou Investment, respectively, fall within the scope of their communal properties. Each signing spouse confirms that his or her authorization or consent is not required for the implementation of the contractual arrangements of the new VIE, any amendments thereto or the termination thereof.

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement among TJ Qiyuan, Zhudou Investment and the shareholders of Zhudou Investment, those shareholders have pledged 100% equity interest in Zhudou Investment to TJ Qiyuan to guarantee the performance by Zhudou Investment and its shareholders of their obligations under the business operation agreement, the power of attorney, the exclusive option agreement and the exclusive consultation and service agreement. If Zhudou Investment or those shareholders breach their contractual obligations under these agreements, TJ Qiyuan, as pledgee, will have the right to dispose of the pledged equity interests in Zhudou Investment and will have priority in receiving the proceeds from such disposal. Those shareholders also agree that, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. The share pledge is required to be registered under the relevant laws and regulations. We will complete registering the equity pledge with the relevant with the relevant authority in accordance with the agreement.

Agreement that allows us to receive economic benefits from Zhudou Investment

Exclusive Consultation and Service Agreement. Pursuant to the Exclusive Consultation and Service Agreement among TJ Qiyuan, Zhudou Investment, the subsidiaries of Zhudou Investment, and the shareholders of Zhudou Investment, TJ Qiyuan or its designated person has the exclusive right to provide Zhudou Investment with exclusive technology and business support, business management consulting, intellectual property licensing, and other services. Without TJ Qiyuan’s prior written consent, Zhudou Investment may not accept any services subject to this agreement from any third party. The service fee to be charged to Zhudou Investment under this agreement equal to total revenue deducting the relevant costs, fees, tax expenses and reserved funds as required by applicable PRC laws and regulations, and shall be determined by considering, among other things, the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. TJ Qiyuan will have the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. Zhudou Investment also granted TJ Qiyuan an irrevocable and exclusive right to purchase part or all of Zhudou Investment’s assets at the lowest price permitted by the PRC laws. To guarantee Zhudou Investment’s performance of this agreement, upon request from TJ Qiyuan, Zhudou Investment shall pledge or mortgage part or all of its accounts receivable and part or all of its assets to TJ Qiyuan. Unless TJ Qiyuan terminates this agreement in advance, this agreement will remain effective during the term of operation of each of the parties to the agreement. Zhudou Investment and those shareholders have no right to terminate this agreement unilaterally.

Agreement that provides us with the option to purchase the equity interests in Zhudou Investment

Exclusive Option Agreement. Pursuant to the Exclusive Option Agreement among TJ Qiyuan, Zhudou Investment and the shareholders of Zhudou Investment, those shareholders irrevocably granted TJ Qiyuan or any third party designated by TJ Qiyuan an exclusive option to purchase all or part of their equity interests in Zhudou Investment at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither create any pledge or encumbrance on their equity interests in Zhudou Investment, nor transfer, gift or otherwise dispose of their equity interests in Zhudou Investment to any person other than TJ Qiyuan or its designated third party. Without TJ Qiyuan’s prior written consent, those shareholders agree not to, among other things, transfer or in any other way to dispose any assets of Zhudou Investment, terminate any material agreement to which Zhudou Investment is a party, permit Zhudou Investment to enter into transactions which materially and adversely affect Zhudou Investment’s assets, financial status. This agreement will remain effective unless TJ Qiyuan or its designated third party exercises the option and has acquired all of the equity interests in and/or the relevant assets of Zhudou Inveatment, or all parties to this agreement have executed a written agreement to terminate this agreement, whichever is earlier.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•	the ownership structures of TJ Qiyuan and Zhudou Investment do not violate, the applicable PRC laws or regulations in effect; and
•

the contractual arrangements among TJ Qiyuan, Zhudou Investment, and the shareholders of Zhudou Investment, governed by PRC law, are valid and binding on each party there-to under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our early childhood education and value-added telecommunication services business do not comply with PRC government restrictions on foreign investment in education and value-added telecommunication services businesses, the operation of kindergartens, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure—If the PRC government decides that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our contracts or other interests in those operations” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

D.           Property, Plant and Equipment

As of December 31, 2021, we leased office space and facilities for our directly operated teaching facilities in China and Singapore with an aggregate gross floor area of approximately 321,692 square meters. Our leases have terms of 1 to 20 years. The areas of our leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as-is basis. A majority of our directly operated kindergartens are located on leased premises designated for educational use.

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

Our ability to increase the size of our network and student enrollment depends on factors including our brand recognition, parents’ demand for high-quality early childhood education, our ability to leverage the scalability of our franchise business model and to attract and retain more franchisees, the ability of us and the franchisees to successfully launch new teaching facilities, the quality of our services and products as well as the ability of us and the franchisees to respond to competition and achieve high utilization rates.

Our directly operated kindergartens and student care centers increased from 144 as of December 31, 2019 to 150 as of December 31, 2020, and decreased to 144 as of December 31, 2021, including 54 in Singapore as of December 31, 2021. We had 30,806, 34,011 and 33,890 students enrolled at our directly operated kindergartens and student care centers as of December 31, 2019, 2020, and 2021, respectively, including 5,742 in Singapore as of December 31, 2021. The number of our franchise kindergartens and student care centers decreased from 258 as of December 31, 2019 to 255 as of December 31, 2020, and decreased to 251 as of December 31, 2021 including 13 in Singapore as of December 31, 2021. The total number of our directly operated and franchise play-and-learn centers increased from 1,158 as of December 31, 2019 to 1,163 as of December 31, 2020, and decreased to 1,017 as of December 31, 2021.

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

Scope and Quality of Our Product Offerings and Services

High-quality course offerings and learning experience at our directly operated kindergartens help increase their popularity. The scope and quality of our course offerings and the effectiveness of the franchisees’ services also have an impact on the competitiveness of the franchisees’ teaching facilities. As a result, high-quality course offerings and franchise support help us to better attract and retain franchisees and the scope of our course offerings determines, in a certain degree, our level of ongoing training fees. Furthermore, we can more effectively recruit and retain other business partners with kindergarten course content that is designed to address their needs. The diversity and quality of our educational merchandise that we sell directly affect the sales volume of these products, which is also a major component of our revenue.

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

While the spread of COVID-19 was substantially controlled in China in 2021 and the number of new cases in China remained relatively low, restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks. Because of the city-wide lock-downs from time to time, there have been strains on our business activities in certain cities, especially Hunan, Guangdong and Fujian. The extent to which the COVID-19 pandemic impacts us and the Chinese economy as a whole in future periods depends on its future developments, including the effectiveness of the mass vaccination programs and other actions taken to contain its spread, which are highly uncertain and unpredictable. Our results of operations may also be affected to the extent that the outbreak harm the Chinese economy in general.

After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022, and varying levels of temporary restrictions and other measures are reinstated to contain the infections, including those in Shanghai from March 2022. Our operations in these regions may be adversely affected when these restrictive measures are in force. The emergence of such regional instances and the corresponding restrictive measures are beyond our control and may continue to adversely affect our operations. If a second wave of COVID-19 in China takes place resulting from reasons such as the spread of a new variant, or the global spread of COVID-19 and deterioration cannot be contained, risks set forth in this annual report may be exacerbated or accelerated at a heightened level. Given these factors, we expect the effects of COVID-19 on our business likely to adversely affect our results of operations in 2022. After the Divestiture, the effects of COVID-19 on the divested kindergartens may still affect our results of operations indirectly, especially by affecting some of the service fees that are dependent on the revenue and size of the divested kindergartens.

Key Components of Results of Operations

Net Revenues

Our net revenues include tuition fees generated from kindergarten services, student care services and play-and-learn center services, franchising fees, sale of educational merchandise, royalty fees and training and other services. We provide private kindergarten services, student care services and play-and-learn center services to students and charge tuition fees. We recorded US$147.4 million, US$92.1 million and US$158.0 million in tuition fees from our directly operated facilities in 2019, 2020 and 2021, respectively. Tuition fees are collected in advance and are initially recorded as deferred revenue and recognized ratably over the course of the programs.

We generate franchise fees through the provision of initial setup services as well as ongoing franchisee support services. At the start of each franchise relationship, we charge the franchisee a one-time initial franchise fee, the first-year annual franchise fee and the initial merchandise fee. During the term of the franchise, we charge each franchisee recurring annual franchise fees for the use of our brand and core course materials and one advice session per year. We recorded US$12.3 million, US$9.1 million and US$10.1 million in franchise fees in 2019, 2020 and 2021, respectively.

We generate training and other services revenues through provision of services such as training to the franchisees and their teaching staff, as well as other services. We recorded US$6.2 million, US$1.6 million and US$4.1 million from training and other services provided to franchise business in 2019, 2020 and 2021, respectively.

We generate royalty fees through course licensing and provision of educational merchandise, kindergarten operational services, training and other advisory services through other business partners to the kindergartners beyond our directly operated and franchised kindergartens. We recorded US$0.3 million, US$0.3 million and US$0.2 million in royalty fees in 2019, 2020 and 2021, respectively.

We generate educational merchandise revenue through the sale of educational merchandise, including educational toys, teaching aids, textbooks and other goods, to the franchisees for them to further distribute and also directly to a vast market of families. We recorded US$16.1 million, US$6.6 million and US$7.9 million from the sale of educational merchandise to the franchisees and end-users in 2019, 2020 and 2021, respectively.

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	Year Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Services:
Tuition fees from kindergartens, student care centers and play-and-learn centers	147,417	80.9%	92,123	83.9%	157,988	87.6%
Franchise fees	12,269	6.7%	9,065	8.3%	10,140	5.6%
Training and other services	6,156	3.4%	1,632	1.5%	4,096	2.3%
Royalty fees	341	0.2%	253	0.2%	180	0.1%
	166,183	91.2%	103,073	93.9%	172,404	95.6%
Products:
Sale of educational merchandise	16,100	8.8%	6,642	6.1%	7,909	4.4%
Total net revenues	182,283	100%	109,715	100%	180,313	100%

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

Our cost of revenues relating to our franchise fees mainly consists of compensation to our franchise service and supervision team members for (i) the signing and onboarding of new franchisees, (ii) the support and services to franchisees for their facility establishment, marketing and operation optimization and (iii) ongoing quality supervision. As we continue to expand our franchise network and employ more staff for our franchise service and supervision team, we expect the franchisee support and service cost to increase in absolute amounts.

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

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling expenses	2,808	1.5%	1,285	1.2%	2,491	1.4%
General and administrative expenses	23,775	13.1%	24,313	22.1%	20,286	11.3%
Impairment loss on goodwill	—	—	8,454	7.7%	4,559	2.5%
Impairment loss on long-lived assets	—	—	2,148	2.0%	—	—
Total operating expenses	26,583	14.6%	36,200	33.0%	27,336	15.2%

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

	Year Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Net Revenues
Services
Tuition fees from kindergartens, student care centers and play-and-learn centers	147,417	80.9%	92,123	83.9%	157,988	87.6%
Franchise fees	12,269	6.7%	9,065	8.3%	10,140	5.6%
Training and other services	6,156	3.4%	1,632	1.5%	4,096	2.3%
Royalty fees	341	0.2%	253	0.2%	180	0.1%
Products
Sale of education merchandise	16,100	8.8%	6,642	6.1%	7,909	4.4%
Total net revenues	182,283	100.0%	109,715	100.0%	180,313	100%
Cost of revenues
Services	147,669	81.0%	113,285	103.2%	145,473	80.7%
Products	7,865	4.3%	3,616	3.3%	3,669	2.0%
Total cost of revenues	155,534	85.3%	116,901	106.5%	149,142	82.7%
Gross profit (loss)	26,749	14.7%	(7,186)	(6.5)%	31,171	17.3%
Operating expenses
Selling expenses	2,808	1.5%	1,285	1.2%	2,491	1.4%
General and administrative expenses	23,775	13.1%	24,313	22.1%	20,286	11.3%
Impairment loss on goodwill	—	—	8,454	7.7%	4,559	2.5%
Impairment loss on long-lived assets	—	—	2,148	2.0%	—	—
Total operating expenses	26,583	14.6%	36,200	33.0%	27,336	15.2%
Operating (loss) income	166	0.1%	(43,386)	(39.5)%	3,835	2.1%
Interest income	858	0.5%	348	0.3%	219	0.1%
Government subsidy income	499	0.3%	4,591	4.1%	2,491	1.4%
Gain on disposal of subsidiaries	492	0.3%	96	0.1%	439	0.2%
Impairment loss on long-term investments	—	—	(2,432)	(2.2)%	—	—
Income (loss) before income taxes	2,015	1.1%	(40,783)	(37.2)%	6,984	3.9%
Income tax expenses	3,541	1.9%	215	0.2%	3,440	1.9%
Loss before loss in equity method investments	(1,526)	(0.8)%	(40,998)	(37.4)%	3,544	2.0%
Loss from equity method investments	(664)	(0.4)%	(185)	(0.1)%	(15)	(0.0)%
Net (loss) income	(2,190)	(1.2)%	(41,183)	(37.5)%	3,529	2.0%

The following table lists our net revenue and cost of revenues by reportable segment for the periods indicated, and financial data has been retrospectively presented to give effect to the current structure.

	Years Ended December 31,
	2019	2020	2021

	(in thousands of US$)
Net revenues
PRC Kindergartens	131,427	68,319	128,402
PRC Play-and-learn centers	24,901	12,215	13,254
Singapore kindergartens, student care centers and others	19,073	25,964	31,007
Others	6,882	3,217	7,650
Total net revenues	182,283	109,715	180,313
Cost of revenues
PRC Kindergartens	113,315	78,901	106,566
PRC Play-and-learn centers	14,269	8,610	8,634
Singapore kindergartens, student care centers and others	16,200	21,513	25,362
Others	11,750	7,877	8,580
Total cost of revenues	155,534	116,901	149,142
Gross profit (loss)
PRC Kindergartens	18,112	(10,582)	21,836
PRC Play-and-learn centers	10,632	3,605	4,620
Singapore kindergartens, student care centers and others	2,873	4,451	5,645
Others	(4,868)	(4,660)	(930)
Total gross profit (loss)	26,749	(7,186)	31,171

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Our directly operated facilities decreased from 150 in 2020 to 144 in 2021, with the student enrollment at our directly operated facilities decreased from 34,011 as of December 31, 2020 to 33,890 as of December 31, 2021. The decrease in our student enrollment was mainly driven by the decrease of number of our directly operated kindergartens in China from 98 as of December 31, 2020 to 90 as of December 31, 2021.

Our net revenues increased by 64.3% from US$109.7 million in 2020 to US$180.3 million in 2021. This increase was primarily attributable to a US$65.9 million increase in tuition fees from our directly operated kindergartens, play-and-learn centers and student care centers. This was mainly because the directly operated kindergartens in China were in normal operation for the most time of 2021 whereas those facilities were temporarily closed during most of the first nine months of 2020 as a result of the COVID-19 pandemic.

Our revenues from franchise fees increase by 11.9% from US$9.1 million in 2020 to US$10.1 million in 2021, as our franchise facilities in PRC were also in normal operation for the most time of 2021 whereas those facilities were temporarily suspended operation during most of the first nine months of 2020 due to the COVID-19 pandemic.

Our revenues from the sale of educational merchandise increase by 19.1% from US$6.6 million in 2020 to US$7.9 million in 2021. This increase was primarily due to a increase in the amount of merchandise sold through our franchise network, as they were in normal operation for the most time of 2021.

Cost of Revenues

Our cost of revenues increased by 27.6% from US$116.9 million in 2020 to US$149.1 million in 2021, primarily due to an increase in staff compensation and higher operating costs as the directly operated kindergartens were in normal operation for the most time of 2021.

Gross profit/(loss)

As a result of the factors set out above, our gross profit in 2021 was US$31.2 million, compared with gross loss of US$7.2 million in 2020.

Operating Expenses

Our selling expenses increased by 93.9% from US$1.3 million in 2020 to US$2.5 million in 2021. This increase was generally in line with the increase of our net revenue. As a result of the temporary disclosure of our directly operated and franchised facilities during 2020, we took cost control measures by reducing marketing activities and staff compensation of sales persons. Selling expenses constituted 1.2% and 1.4% of our net revenues in 2020 and 2021, respectively.

Our general and administrative expenses decreased by 16.6% from US$24.3 million in 2020 to US$20.3 million in 2021. This decrease was mainly due to a credit loss incurred during the fourth quarter of 2020.

Our impairment loss on goodwill in 2021 was US$4.6 million, compared to US$8.5 in 2020. As a result of the changes in the regulatory environment of the education industry in China, the management identified impairment indicator on goodwill.

Application of a goodwill impairment test requires significant management judgment. The judgment in estimating the fair value of reporting unit includes estimating future cash flows, determining appropriate discount rates, consideration of the impact of COVID-19 and the new regulations, and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit.

We performed qualitative assessment for the reporting unit of Shanghai JES in 2021 due to the impact of Covid-19 and the new regulations. The Group evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry, regulatory and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit and concluded that it was more likely than not that the fair value of the reporting unit was less than its carrying amount. After the quantitative impairment test, the Group recorded impairment losses on its goodwill amounting to USD 4.6 million during the year ended December 31, 2021. No impairment of goodwill was recorded for other four existing reporting units. We estimate the forecasted future cash flow based on historical financial and operating result, enrollment information, and fee level. With the assistance of a third-party valuer, we concluded the fair value of the reporting unit exceeds the carrying value of these reporting unit, thus no impairment loss was recognized for these four reporting units.

Operating Income/(loss)

We had US$43.4 million operating loss in 2020, and US$3.8 million operating income in 2021, respectively.

Government Subsidies

We recognized US$4.6 million and US$$2.5 million in government subsidies for 2020 and 2021, respectively. We receive government subsidies at the discretion of the local government based on certain criteria in relation to our kindergarten operations. Government subsidies are recognized as liabilities when the government subsidies are received, and released to consolidated statements of operations as government subsidy income when we are not subject to further obligation or future refunds. Government subsidies granted to specific kindergartens to subsidize their rental and teacher training costs were recorded to offset the cost of revenues when the conditions were met. For the years ended December 31, 2020 and 2021, US$12.7 million and US$20.9 million were recognized as reduction of cost of revenues, respectively.

Income Tax Expenses

Our income tax expenses increased from US$0.2 million in 2020 to US$3.4 million in 2021, primarily due to increase in taxable income.

Net Income

As a result of the foregoing, we had net loss of US$41.2 million in 2020 and net income of US$3.5 million in 2021, respectively.

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

Gross profit/(loss)

As a result of the factors set out above, our gross loss in 2020 was US$7.2 million, compared with gross profit of US$26.7 million in 2019.

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

PRC

Under the PRC Enterprise Income Tax Law, or EIT Law, our PRC subsidiaries and consolidated affiliated entities are subject to enterprise income tax at a statutory rate of 25%. In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, the Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates which was promulgated on April 4, 2018 and came into effect on May 1,2018, the Announcement on Relevant Policies for Deepening Value-added Tax Reform with effect from April 1,2019, our PRC subsidiaries and consolidated affiliated entities, except for entities who are designated as small scale VAT payers, are subject to value added tax, or VAT, at a rate of 6% to 13% on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. Small scale VAT payer is subject to VAT at a rate of 3% on play-and-learn center services and training services, which was reduced to 1% from March 1, 2020 to December 31, 2021, due to the pandemic of COVID-19.

Singapore

Our subsidiaries located in Singapore are subject to Singapore corporate income tax at a rate of 17% in 2021 and a tax relief enabling companies to deduct unutilized capital allowances, trade losses and donations of one company from the assessable income of another company within the same group. Our subsidiaries located in Singapore are also subject to tax exemption scheme, allowing for 75% to be exempted from tax for the first Singapore Dollars (“SGD$”) 10,000 of the income and 50% exempted from tax for the next SGD$190,000 for the year ended December 31, 2021.

Financial Impact by the Divestiture

In March 2022, we entered into termination agreements with former VIE. Starting from April 30, we no longer have contractual control over the former VIE, thereby divesting the directly operated kindergarten business, or the “Divestiture.” The Divestiture becomes effective on April 30, 2022. See “Item 4. Information on the Company—C. Organizational Structure.” for details.

After the Divestiture, we will no longer generate revenue from the tuition fees at our directly operated kindergartens, or annual franchise fees from our franchised kindergartens. For the year ended December 31, 2021, total net revenue that we generate from the divested entities  is US$103.0 million, which represents approximately 57.1% of our total consolidated net revenue. Total gross profit from the divested entities is US$8.4 million, representing approximately 26.9% of our consolidated total gross profit. As of December 31, 2021, total assets of the divested entities are US$163.8 million, which represents approximately 57.9% of our consolidated total assets.

As part of the divestiture , the subsidiaries of the Company have entered into a series of service agreements to provide brand royalty, training, management IT system, recruitment, and curriculum design services to the former VIE. We will generate revenue from the former VIE in the form of service fees, among which brand royalty fee is charged as a percentage of the revenues generated at the divested kindergartens, while the rest of the service fees are charged using a fixed amount. Franchise annual fee from franchised kindergartens is replaced with brand royalty fees from former VIE. Accordingly, we cease to incur direct costs from operating the divested kindergartens or supervising the franchised kindergartens, such as rental, staff compensation, utilities, depreciation and amortization, etc. Our cost of revenues under the service agreements primarily consists of staff compensation and is significantly lower than direct costs from operating the divested kindergarten. As a result of the change in the cost structure, our profit margin post the Divestiture is higher than the directly operated model.

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

We authorize our business partners the right to use its educational courses and relevant solutions. The royalty fees are received upfront and recorded as deferred revenue. We identified the royalty fees as a single performance obligation, and revenues are recognized over time throughout the contract terms.

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

In 2019,2020 and 2021, our certain kindergartens, during the application or renewal process of registration, elected as not-for-profit kindergartens in the PRC and operated in compliance with PRC not-for-profit legal regimes. However, we believe these not-for-profit kindergartens do not meet the definition of a not-for-profit entity under U.S. GAAP, and therefore treat these not-for-profit kindergartens as “for-profit” entities for accounting purposes. These not-for-profit kindergartens generally cannot declare dividends or distribute their net assets to their sponsors, our consolidated VIEs.

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

As advised by our PRC legal counsel, our corporate structure in China does not violate all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

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

Fair Value of Options

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

2020
Risk-free interest rate(1)	0.86%-0.93%
Expected volatility(2)	40%
Expected dividend yield(3)	—
Expected multiples(4)	2.2
Fair value of underlying ordinary share(5)	2.38-2.7
(1)	We estimate risk-free interest rate based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options.
(2)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term of the options.
(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(4)	The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.
(5)	The estimated fair value of the ordinary shares underlying the options as of the grant dates was mainly determined based on a retrospective valuation with the assistance of a third-party appraiser before September 27, 2017, and based on the Company’s share price since September 27, 2017.

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

We adopted the 2009 and 2017 Share Incentive Plans for the grant of share options to employees, directors and non-employees to provide incentive for their services. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2009 and 2017 Share Incentive Plans was 6,920,014 ordinary shares as of February 28, 2022.

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

Impairment Assessment on Long-Lived Assets and Goodwill

Long-lived assets, including property, plant and equipment, operating lease right-of-use assets, intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of long-lived assets or asset group to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. We recorded impairment loss on property, plant, and equipment and operating lease right-of-use assets of nil, US$428,000 and nil during the years ended December 31, 2019, 2020 and 2021. We recorded impairment losses on intangible assets with definite lives of US$79,000, US$1,720,000 and nil during the years ended December 31, 2019, 2020 and 2021.

The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. No impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021.

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

We performed annual impairment test, at December 31, using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. We recorded impairment losses on goodwill of US$337,000, US$8,454,000, and US$4,559,000 during the years ended December 31, 2019, 2020 and 2021.

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

Leases

We have lease contracts for offices, kindergartens, play-and-learn centers and student care centers in different cities in the PRC and Singapore under operating leases. We determine whether an arrangement constitutes a lease and record lease liabilities and right-of-use assets on our consolidated balance sheets at the lease commencement. We measure our lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to us. We measure right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. We begin recognizing rent expense when the lessor makes the underlying asset available to us. Our leases have remaining lease terms of up to 17 years, none of them include options to extend or terminate the leases.

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

B.                                    Liquidity and Capital Resources

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	Years Ended December 31,
	2019	2020	2021

	(in thousands of US$)
Summary Consolidated Cash Flow:
Net cash generated from/(used in) operating activities	12,982	(6,526)	19,230
Net cash used in investing activities	(34,378)	(2,585)	(6,429)
Net cash (used in)/generated from financing activities	(13,454)	556	(1,397)
Exchange rate effect on cash and cash equivalents and restricted cash	(542)	(6,302)	271
Net (decrease)/increase in cash and cash equivalents and restricted cash	(35,392)	(14,857)	11,675
Cash and cash equivalents and restricted cash at beginning of year	104,830	69,438	54,581
Cash and cash equivalents and restricted cash at end of year	69,438	54,581	66,256

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2019, 2020 and 2021, our cash and cash equivalents and restricted cash were US$69.4 million, US$54.6 million and US$66.3 million, respectively. Restricted cash represents Renminbi deposits in restricted bank accounts for operating kindergartens required by certain local regulations. The deposits in restricted bank accounts cannot be withdrawn until these kindergartens are closed. As of December 31, 2019, 2020 and 2021 restricted cash were approximately US$0.7 million, US$1.1 million and US$1.0 million, respectively. Approximately 86.7% of our cash and cash equivalents, term deposit and restricted cash as of December 31, 2021 were held in China. Approximately 54.1% of our cash and cash equivalents, term deposit and restricted cash were held by our consolidated affiliated entities and denominated in Renminbi.

The disruption on our business operations caused by the pandemic of COVID-19 has had material adverse effects on our financial condition and operations during the first three quarters of 2020. Since February 2020, most of our facilities in China have been closed until May 2020 when our facilities began a phased reopening. During 2020, we have taken various mitigating steps to cope with COVID-19’s adverse impact on our operations and liquidity, including (i) reducing labor costs and operational expenses, (ii) postponing discretionary capital expenditures and (iii) obtaining bank facilities if necessary. By cutting expenses and reducing costs reasonably, streamlining team structure and adjusting personnel, we successfully overcome the challenges brought by the COVID-19 pandemic and maintained a healthy cash position by the end of 2020. During 2021, despite of the recurrence of COVID-19 outbreaks in certain provinces of China due to Delta and Omicron variants, our facilities were under normal operation during most of the year and maintained a normal cashflow during 2021 and healthy cash position by the end of 2021,

After the Divestiture, we no longer operate the previously directly operated kindergartens by ourselves, and start to provide services to the divested kindergartens including brand royalty, training, management IT system, recruitment, and curriculum design services. Under the new platform model, we cease to incur direct costs from operating the divested kindergartens or supervising the franchised kindergartens, such as rental, staff compensation and utilities, funds tie-up is lower than the directly operated model, the Divestiture will not affect our liquidity. As of December 31, 2021, cash and cash equivalents and restricted cash held by the divested business were US$32.8 million, which represents approximately 49.6% of our total cash and cash equivalents and restricted cash. As of December 31, 2021, total current assets of the remaining business were US$43.7 million, which exceeds current liabilities of US$42.5 million by US$1.2 million . In addition, an aggregate amount of RMB158.5 million approximately equal to US$24.0 million will be paid over the next three years to our subsidiaries as compensation for the termination of VIE agreements, which will further improve our liquidity,

We believe our cash and cash equivalents on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our consolidated variable interest entity and its subsidiaries, we only have access to the assets or earnings of our consolidated variable interest entity and its subsidiaries through our contractual arrangements with VIE. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources-Holding Company Structure.”

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

Operating Activities

Net cash generated in operating activities in the year ended December 31, 2021 was US$19.2 million. The difference between our net income of US$3.5 million and the net cash generated in operating activities was due to (i) an adjustment to add back US$31.6 million in non-cash and non-operating items, which mainly consist of US$14.2 million from the reduction in the carrying amount of the right-of-use assets, US$13.0 million from depreciation and amortization and US$2.0 million from share-based compensation, (ii) changes in certain working capital accounts that affected operating cash flow, primarily including a US$12.2 million decrease in operating lease liabilities and a US$8.0 million decrease in deferred revenue. Operating lease liabilities were decreased mainly due to the lease payment. Deferred revenue was decreased mainly due to the decrease of number of our directly operated kindergartens.

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

Investing Activities

Net cash used in investing activities was US$6.4 million in the year ended December 31, 2021, primarily due to US$7.0 million used in purchase of property, plant and equipment and spending on leasehold improvement.

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

Financing Activities

Net cash used in financing activities in the year ended December 31, 2021 was US$1.4 million, which was primarily attributable to acquisition of additional equity interest from non-controlling shareholders of US$1.6 million.

Net cash generated from financing activities in the year ended December 31, 2020 was US$0.6 million, which was primarily attributable to capital contribution from noncontrolling interests of US$0.8 million.

Net cash used in financing activities in the year ended December 31, 2019 was US$13.5 million, which was primarily attributable to US$12.0 million used in share repurchase payments.

Cash Requirements

Our material cash requirements mainly include capital expenditures and contractual obligations.

Capital Expenditures

Our capital expenditures are incurred mainly for new teaching facility establishment and existing facility renovations. We made capital expenditures of US$14.1 million, US$4.8 million and US$7.0 million in 2019, 2020 and 2021, respectively. The increase of capital expenditures from 2020 to 2021 was mainly due to the increase of existing facility renovations in 2021, since some of the renovations in 2020 were postponed to 2021 as a result of the COVID-19 pandemic.

We will continue to make capital expenditures to support the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021:

	Payment Due by Period
		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

	(in thousands of US$)
Operating Lease Obligations	105,396	16,901	30,691	19,993	37,811
Purchase Obligations	3,983	475	682	264	2,562
Total	109,379	17,376	31,373	20,257	40,373

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2019, 2020 and 2021 were US$20.3 million, US$16.9 million and US$18.0 million, respectively. Purchase obligations relate to future minimum purchase obligations under the non-cancelable purchase agreements related to curriculum collaboration with international institutions.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021.

After the Divestiture, we will no longer operate the previously directly operated kindergartens by ourselves and provide certain training programs directly to children or teachers. As most of our operating lease obligations relate to our leases of kindergartens, it will significantly reduce after the Divestiture. The following table sets forth our contractual obligations as if the Divestiture was consummated at December 31, 2021.

	Payment Due by Period
		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

	(in thousands of US$)
Operating Lease Obligations	25,357	6,069	8,733	4,221	6,334
Purchase Obligations	3,263	235	202	264	2,562
Total	28,620	6,304	8,935	4,485	8,896

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

C.                                    Research and Development

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below. For further information on our other significant accounting estimates, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Valuation allowance for deferred tax asset

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

Goodwill impairment assessment

We assess goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events.

We have ten reporting units in 2021. We have the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

In the quantitative assessment, the fair value of each reporting unit was estimated using a discounted cash flow methodology. The discounted cash flow analysis requires significant estimates, including projections of future operating results and cash flows of each reporting unit that are based on internal budgets and strategic plans, expected long-term growth rates, terminal values, weighted average cost of capital and the effects of external factors and market conditions. Changes in these estimates and assumptions could materially affect the estimated fair value of each reporting unit that could result in an impairment charge to reduce the carrying value of goodwill, which could be material to our financial position and results of operations.

The sensitivity analyses on the future cash flows and WACC assumptions are described below. These key assumptions utilized in the discounted cash flow valuation methodology require significant management judgment:

Future cash flow assumptions - The projections for future cash flows utilized in the models are derived from historical experience and assumptions regarding future growth and profitability of each reporting unit. These projections are consistent with our operating budget and strategic plan. Cash flows for the five years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the fair value of each reporting unit. The growth rates assumed a gradual increase in revenue based on new customer acquisition and market expansion. Beyond five years a terminal value was determined using a perpetuity growth rate based on inflation and real GDP growth rates. A sensitivity analysis of the revenue growth rates, gross profit and operating expenses were performed on all reporting units. For each reporting unit analyzed using quantitative assessment, a 10% reduction in the revenue growth rates used, or a 5% increase in operating expense, or 5% reduction in gross profit respectively would not change the result of assessment.

WACC - The WACC is the rate used to discount each reporting unit’s estimated future cash flows. The WACC is calculated based on the proportionate weighting of the cost of debt and equity. The cost of equity is based on a risk-free interest rate and an equity risk factor, which is derived from public companies similar to the reporting unit and which captures the perceived risks and uncertainties associated with the reporting unit’s cash flows. The cost of debt component is calculated as the weighted average cost associated with all of the Company’s outstanding borrowings as of the date of the impairment test and was immaterial to the computation of the WACC. The cost of debt and equity is weighted based on the debt to market capitalization ratio of publicly traded companies with similarities to the reporting unit being tested. The range of the WACC used is 14%-18% as of December 31, 2021. A sensitivity analysis of the WACC was performed as of December 31, 2021. An increase in the WACC of ten percentage would not change the result of assessment.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of February 28, 2022.

Directors and Executive Officers	Age	Position/Title
Gang Chen	55	Chairman of the Board
Chimin Cao	58	Co-founder, Director
Yanlai Shi	51	Co-founder, Executive Director and Chief Executive Officer
Joel A. Getz	57	Independent Director
Dennis Demiao Zhu	58	Independent Director
Zhengong Chang	71	Independent Director
Hao Gu	40	Chief Financial Officer

Mr. Gang Chen served as our chairman of the Board since September 2021. Mr. Chen is a partner of Ascendent Capital Partners, where he has been heavily involved in managing its portfolio companies and accumulated extensive experience in operations and corporate management. Prior to joining Ascendent, he served as the chief strategist for Biltmore Capital Group and head of alternative investment group for CMS Companies. Mr. Chen received his bachelor’s degree from East China Normal University where he worked for two years as a college teacher after graduation. He obtained a master of business administration degree from the Yale School of Management.

Mr. Chimin Cao is our co-founder and director, and he served as chairman of the board from our inception to September 2021. Mr. Cao has a wealth of experience in the early childhood education industry. Together with Ms. Yanlai Shi, Mr. Cao established our first play-and-learn center in 1998 and then incorporated Beijing RYB to expand our operations in July 2001. Prior to that, Mr. Cao founded Beijing Dongrun Fandoule Kepu Entertainment Co. Ltd. in 1996 as the first franchise to introduce Fun Dazzle indoor playgrounds to Beijing. Mr. Chimin Cao received his joint master’s degree of management from the Australian National University and Tsinghua University in 2007.

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

Mr. Joel A. Getz started to serve as our director in September 2017. Mr. Getz is now a board member and secretary of the Stephan Co. (Nasdaq: SPCO), a board trustee of New England Innovative Academy, and the Deputy Dean for Alumni, Development, and Special Initiatives at the Yale School of Management. In addition to that, Mr. Getz serves as secretary and independent director of Stephan Co., a publicly traded manufacturer and distributor of hair care, skincare and personal care items in the U.S. Prior to that, Mr. Getz held senior development roles at several non-profit organizations. From 1990 to 1997, Mr. Getz was the president and co-founder of Rim Pacific, a manufacturing and distribution firm focusing on art reproductions. Mr. Getz received his B.A. in 1986 from Harvard University.

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

B.Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB13.1 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2009 Share Incentive Plan

In September 2009, our board of directors approved the 2009 Share Incentive Plan, which we refer to as the 2009 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares that may be issued under the 2009 Plan was at first 1,222,910, and was later increased by the board of director to 2,573,756 in 2011. As of February 28, 2022, options to purchase 2,016,456 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2022, the options granted under our 2009 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Shares
	Underlying Options	Exercise Price
Name	Awarded	(US$/Share)	Date of Grant	Date of Expiration
Chimin Cao	*	3.11	September 29, 2013	From November 17, 2023 to July 15, 2024
Yanlai Shi	583,460	1.08	September 11, 2009	From April 27, 2022 to May 27, 2024
	*	3.11	September 29, 2013	From November 17, 2023 to July 15, 2024
	*	1.08	November 5, 2015	November 4, 2023
	789,096	3.11	November 5, 2015	November 4, 2023
	*	1.08	July 1, 2017	June 30, 2025
	*	3.11	July 1, 2017	June 30, 2025

*                 Less than 1% of our total outstanding shares.

As of February 28, 2022, other employees as a group held options to purchase 788,650 ordinary shares of our company, with exercise prices ranging from US$1.08 to US$3.11 per share.

2017 Share Incentive Plan

In June 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated from time to time, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is initially 2,059,005 Class A ordinary shares, plus an annual increase in the maximum number of Class A ordinary shares on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the lesser of (i) 2.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number as may be determined by the board of directors. As of February 28, 2022, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 Plan was 4,896,258 Class A ordinary shares, and options to purchase 3,756,736 ordinary shares and restricted shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2022, the options granted under our 2017 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Shares
	Underlying Options
	and Restricted Shares		Exercise Price
Name	Awarded		(US$/Share)	Date of Grant	Date of Expiration
Chimin Cao	514,751		11.66	June 22, 2017	June 21, 2027
	*	(1)	N/A	March 14, 2018	March 13, 2028
	*	(1)	N/A	August 20, 2019	August 19, 2029
	*	(1)	N/A	August 27, 2020	August 26, 2030
	*	(1)	0.001	February 8, 2022	February 7, 2032
Yanlai Shi	772,127		11.66	June 22, 2017	June 21, 2027
	*	(1)	N/A	March 14, 2018	March 13, 2028
	*	(1)	N/A	August 20, 2019	August 19, 2029
	*	(1)	N/A	August 27, 2020	August 26, 2030
	*	(1)	0.001	February 8, 2022	February 7, 2032
Hao Gu	*	(1)	N/A	July 29, 2019	July 28, 2029
	*	(1)	N/A	December 4, 2019	December 3, 2029
	*	(1)	N/A	August 27, 2020	August 26, 2030
	*	(1)	0.001	February 8, 2022	February 7, 2032
(1)	Restricted shares

*      Less than 1% of our total outstanding shares.

As of February 28, 2022, other employees as a group held options to purchase 1,284,824 ordinary shares of our company, with exercise price ranging from US$0.001 to US$11.66 per share.

C.                                    Board Practices

Board of Directors

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Dennis Demiao Zhu, Mr. Zhengong Chang, and Mr. Joel A. Getz. Mr. Zhu is the chairperson of our nominating and corporate governance committee. Each of Mr. Zhu and Mr. Chang satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.                                    Employees

As of December 31, 2019, 2020 and 2021, we had a total of 6,547, 6,338 and 6,341 employees, respectively. The majority of our employees are located in China. The following table sets forth the breakdown of our own employees as of December 31, 2021 by function:

Number
of
Functions:	Employees
Teaching staff in directly operated teaching facilities	4,033
Other staff in directly operated teaching facilities and supporting branch offices	1,758
Network support and supervision	145
Research and development*	39
Selling, general and administrative	366
Total	6,341
*	Note: Aside from our dedicated research and development team, many of our teaching staff and facility principals also actively participate in our daily content development activities.

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

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes. None of our employees are represented by labor unions.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 21,124,302 Class A ordinary shares and 6,949,141 Class B ordinary shares outstanding as of February 28, 2022, excluding the Company’s repurchase of 1,627,455 Class A ordinary shares in the form of ADSs made by December 31, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 28, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
					Percentage
					of
	Class A	Class B		Percentage of	aggregate
	ordinary	ordinary	Total ordinary	total ordinary	voting
	shares	shares	shares	shares	power†
Directors and Executive Officers:**
Gang Chen(1)	5,713,612	2,831,131	8,544,743	30.4%	37.5%
Chimin Cao(2)	4,865,605	2,059,005	6,924,610	24.2%	27.7%
Yanlai Shi(3)	2,485,674	2,059,005	4,544,679	15.1%	24.7%
Joel A. Getz	—	—	—	—	—
Dennis Demiao Zhu	—	—	—	—	—
Zhengong Chang	—	—	—	—	—
Hao Gu(4)	*	—	*	*	*
All Directors and Executive Officers as a Group	13,110,959	6,949,141	20,060,100	64.1%	88.2%

Principal Shareholders:
Ascendent Rainbow (Cayman) Limited(5)	5,713,612	2,831,131	8,544,743	30.4%	37.5%
Joy Year Limited(6)	4,135,854	2,059,005	6,194,859	22.1%	27.3%
Trump Creation Limited(7)	2,108,691	—	2,108,691	7.5%	2.3%
Bloom Star Limited(8)	—	1,194,865	1,194,865	4.3%	13.2%
RYB Education Limited(9)	300,741	864,140	1,164,881	4.1%	9.9%

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

**

Except for Messrs. Gang Chen, Joel A. Getz, Dennis Demiao Zhu and Zhengong Chang, the business address of our directors and executive officers is c/o 4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China. The business address of Mr. Gang Chen’s is Suite 2210-2211, 22/F, One ICC, 999 Middle Huai Hai Road, Xuhui District, Shanghai, 200031, People’s Republic of China. The business address of Mr. Dennis Demiao Zhu is Park Avenue 2-29G, 8 Chaoyang Park Nanlu, Beijing, 100026, People’s Republic of China. The business address of Mr. Zhengong Chang is PH01-55 South Town Centre BL. Markham ON, L6G 0B6, Canada.

(1)	Represents the 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares held by Ascendent Rainbow (Cayman) Limited. Mr. Gang Chen is partner of Ascendent Capital Partners II, L.P., the sole shareholder of Ascendent Rainbow (Cayman) Limited.

(2)	Represents (i) 4,135,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company, (ii) 529.751 Class A ordinaAs of February 28, 2022, other employees as a group held options to purchase 788,650 ordinary shares of our company, with exercise prices ranging from ry shares Top Genius Ventures Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after February 28, 2022, (iii) 195,000 Class A ordinary shares held by Mr. Cao and (iv) 5,000 restricted share units issuable to Mr. Cao within 60 days after February 28, 2022. Both Joy Year Limited and Top Genius Ventures Limited are ultimately held by The Top Genius Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Chimin Cao is the settlor of The Top Genius Trust, and Mr. Cao and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited and Top Genius Ventures Limited in our company.
(3)	Represents (i) 1,194,865 Class B ordinary shares held by Bloom Star Limited, a British Virgin Islands company, (ii) 300,741 Class A ordinary shares and 864,140 Class B ordinary shares held by RYB Education Limited, a Cayman Islands company, (iii) 1,984,933 Class A ordinary shares Noble Hero Holdings Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after February 28, 2022, (iv) 195,000 Class A ordinary shares held by Ms. Shi and (v) 5,000 restricted share units issuable to Ms. Shi within 60 days after February 28, 2022. Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited are all ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited in our company.
(4)	Represents the Class A ordinary shares held by Mr. Hao Gu and the restricted share units issuable to Mr. Hao Gu within 60 days after February 28, 2022.
(5)	Represents the 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares held by Ascendent Rainbow (Cayman) Limited. The registered address of Ascendent Rainbow (Cayman) Limited is at the office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Ascendent Rainbow (Cayman) Limited is wholly owned by Ascendent Capital Partners II, L.P., a Cayman Islands limited partnership, whose general partner is Ascendent Capital Partners II GP, L.P., another Cayman Islands limited partnership. The general partner of Ascendent Capital Partners II GP., L.P. is Ascendent Capital Partners II GP Limited, a Cayman Islands company.
(6)	Represents the 4,135,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company. Joy Year Limited is ultimately held by The Top Genius Trust. Mr. Chimin Cao is the settlor and proctor of The Top Genius Trust, and Mr. Cao and his family members are its beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited in our company. The registered address of Joy Year Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(7)	Represents the 2,108,691 Class A ordinary shares held by Trump Creation Limited, a British Virgin Islands company. The registered address of Trump Creation Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Represents the 1,194,865 Class B ordinary shares held by Bloom Star Limited, a British Virgin Islands company. Bloom Star Limited is ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Bloom Star Limited in our company.
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

To our knowledge, as of February 28, 2022, 9,938,323 of our ordinary shares were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Other Transactions with Related Parties

We have rented certain office space from Ms. Zhiying Li, the spouse of Mr. Chimin Cao, our co-founder and Chairman of the Board. During 2019, 2020 and 2021, we incurred US$0.5 million, US$0.6 million and US$0.6 million, in rental expenses to Ms. Li. We had nil, nil and nil due from Ms. Li as of December 31, 2019, 2020 and 2021, respectively, as prepaid rental expenses for the next year.

We have also extended loans that are interest-free, unsecured and payable on demand to certain related parties.

In conjunction with the Divestiture, our subsidiaries, including RYB Technology, have entered into a series of service agreements with a term of 15 years with the former VIE, including Beijing RYB, at arm’s length terms under which our subsidiaries will continuingly provide brand royalty, training, management IT system, recruitment, and curriculum design services to these entities and the kindergartens operated by them.

In addition, RYB Technology also entered into a guaranteed loan agreement with the former VIE with a term of 10 years for the total amount of RMB240.5 million, which had been provided by RYB Technology and its affiliates to the former VIE and their subsidiaries. The loan will be repaid in equal repayment of principal with the first repayment on May 1, 2023 with interest rate of 4% per annum. The former VIE provided joint and several guarantees for each other.

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

We are currently not a party to, and we are not aware of any pending or threatened legal, arbitral or administrative proceedings or claims, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings or claims arising in the ordinary course of our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— We may encounter disputes from time to time relating to our use of intellectual properties of third parties.”

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

Ordinary Shares. Our ordinary shares are issued in registered form, and are issued when registered in our register of shareholders. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by either our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of shareholders). However, our board of director may from time to time determine whether the accounts and books of the Company shall be open to the inspection of our shareholders.

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of December 31, 2021, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

United States Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares. Unless otherwise noted, this summary addresses only U.S. Holders (as defined below) that hold our ADSs as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), judicial decisions, administrative pronouncements, the income tax treaty between the United States and China (the “Treaty”) and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This summary does not address U.S. federal estate, gift or other non-income tax considerations, the alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares, nor does it address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of that U.S. Holder’s particular circumstances or that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	dealers in securities or currencies;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons that acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	persons that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	persons that have a functional currency other than the U.S. dollar; or
●	persons that actually or constructively own 10% or more of our stock (by vote or value).

Prospective investors should consult their tax advisors with respect to the U.S. federal, state, local, and non-U.S. income and other tax considerations relevant to the ownership and disposition of our ADSs or Class A ordinary shares in light of their particular circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the law of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (ii) that has validly elected to be treated as a United States person under the applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners should consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Our company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending on the income such assets generate or are held to generate. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly or constructively, 25% or more (by value) of its stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIE as being owned by us for U.S. federal income tax purposes for periods prior to the Divestiture because, prior to the Divestiture, we controlled its management decisions and were entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements for periods prior to the Divestiture. If it were determined, however, that we are not the owner of the consolidated VIE for U.S. federal income tax purposes prior to the Divestiture, such determination could cause our company to be treated as a PFIC for the current taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes prior to the Divestiture, and based upon an analysis of our income and assets and the market value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2021. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we realize and spend or otherwise dispose of our liquid assets, including the cash proceeds from the Divestiture. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income (including revenue from our directly operated kindergarten business), or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holder unless we cease to be a PFIC and the U.S. Holder makes certain elections.

The discussion below under “—Distributions” and “—Sale or Other Disposition” assumes that we are not and will not be classified as a PFIC for U.S. federal income tax purposes.

Distributions

The gross amount of any distributions received by a U.S. Holder on our ADSs or Class A ordinary shares (including any amounts withheld in respect of PRC withholding taxes) will generally be subject to tax as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in the gross income of a U.S. Holder on the day actually or constructively received. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. The following discussion assumes that any dividends will be paid in U.S. dollars. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our ADSs and Class A ordinary shares and thereafter generally as capital gain. Because we do not intend to determine our earnings and profits in accordance with U.S. federal income tax principles, the full amount of any distribution we pay is generally expected to be treated as a “dividend” for U.S. federal income tax purposes.

An individual or other non-corporate U.S. Holder may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are readily tradable on the New York Stock Exchange. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years.

For U.S. foreign tax credit purposes, dividends received on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If we are deemed to be a PRC resident enterprise under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on such dividends. Subject to certain conditions and limitations, a Treaty-eligible U.S. Holder may be eligible to claim a foreign tax credit in respect of any PRC income taxes paid or withheld with respect to dividends on our ADS or Class A ordinary shares to the extent such taxes are nonrefundable under the Treaty. Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss on the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or Class A ordinary shares exceeds one year at the time of disposition. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses may be subject to limitations.

As described in “—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the sale or other disposition of our ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source gains, which may limit a U.S. Holder's ability to claim a foreign tax credit for any such PRC income tax imposed on such gain. U.S. Holders that are eligible for the benefits of the Treaty may apply the Treaty to treat such gain as PRC source. Notwithstanding this, pursuant to recently issued Regulations, it is possible that Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not eligible for benefits under the Treaty may not be able to claim a foreign tax credit for any PRC tax imposed on a sale or other disposition of our ADSs or Class A ordinary shares. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty and the potential impact of the recently issued Regulations.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the holder receives on our ADSs or Class A ordinary shares and any gain the U.S. Holder recognizes from a sale or other disposition (including a pledge) of our ADSs or Class A ordinary shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions received by a U.S. Holder on our ADSs or Class A ordinary shares in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated pro rata over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	amounts allocated to the taxable year of the excess distribution or of the sale or other disposition and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and
●	amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder, for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and any of our subsidiaries (or, for periods prior to the Divestiture, our variable interest entity or any of the subsidiaries or sponsored entities of our variable interest entity) is also a PFIC, the U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary, our variable interest entity or any of the subsidiaries or sponsored entities of our variable interest entity.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may elect out of the excess distribution regime by making a mark-to-market election for such stock. If a U.S. Holder makes a valid mark-to-market election for the ADSs, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ADSs. The U.S. Holder is allowed a deduction for the excess, if any, of such U.S. Holder’s adjusted basis in the ADSs over their fair market value as of the close of the taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such ADSs. The U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, then, in any taxable year for which we are classified as a PFIC, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election and we subsequently cease to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. The ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange for these purposes, and consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election would be available to U.S. Holders of ADSs if we are or become a PFIC. However, a mark-to-market election may not be made with respect to our Class A ordinary shares as they are not marketable stock. Accordingly, if we are a PFIC during any year in which a U.S. Holder holds Class A ordinary shares, such holder will generally be subject to the special tax rules discussed above.

In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

U.S. Holders that own our ADSs or Class A ordinary shares during any taxable year that we are a PFIC will generally be required to file an annual report with the IRS regarding their ownership of such shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations relevant to holding and disposing of our ADSs or Class A ordinary shares if we were, are, or become a PFIC, including the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

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

As of December 31, 2021, we had Renminbi-denominated cash and cash equivalents, accrued expenses and other current liabilities and deferred revenue of RMB221.5 million, RMB343.2 million and RMB173.5 million, respectively. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in a decrease of US$3.5 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in an increase of US$5.4 million and US$2.7 million in accrued expenses and other current liabilities and deferred revenue, respectively.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, by making available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2021, we received reimbursement in the amount of US$0.6 million from the depositary.

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

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations there under). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

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

	For the Year Ended December 31,
	2019	2020	2021

	(in thousands of US$)
Audit fees(1)
Deloitte Touche Tohmatsu Certified Public Accountants LLP	1,201	647	—
KPMG Huazhen LLP(2)	—	999	—
Friedman LLP(3)	—	—	730
Other fees	—	—	—
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	On November 18, 2020, we replaced Deloitte Touche Tohmatsu Certified Public Accountant LLP (“Deloitte”) and engaged KPMG Huazhen LLP (“KPMG”) as our independent registered public accounting firm. See also “Item 16F. Change in Registrant’s Certifying Accountant.”
(3)	On December 10, 2021, we replaced KPMG Huazhen LLP (“KPMG”) and engaged Friedman LLP (“Friedman”) as our independent registered public accounting firm. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

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

The report of Deloitte on our consolidated financial statements for the fiscal year ended December 31, 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal year ended December 31, 2019 and the subsequent interim period through November 18, 2020, there have been no (i) disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their report on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided Deloitte with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from Deloitte a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of the letter from Deloitte addressed to the SEC, dated May 14, 2021, was filed as Exhibit 15.5 to the Form 20-F for the year ended December 31, 2020 which we filed with the SEC on May 14, 2021.

During the fiscal years ended December 31, 2019 and the subsequent interim period through November 18, 2020, neither we nor anyone on behalf of us has consulted with KPMG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

On December 10, 2021, we engaged Friedman LLP (“Friedman”) as our independent registered public accounting firm, to replace KPMG Huazhen LLP (“KPMG”). The change of our independent registered public accounting firm was approved by the audit committee of the board of directors on December 10, 2021. Friedman is engaged to audit and report on our consolidated financial statements as of and for the year ending December 31, 2021.

During the fiscal year ended December 31, 2020, and the subsequent interim period through December 10, 2021, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events. The audit report of KPMG on the consolidated financial statements of the Company as of and for the year ended December 31, 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We have provided KPMG with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from KPMG a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of KPMG’s letter dated May 11, 2022 is attached as Exhibit 15.7.

During the fiscal year ended December 31, 2020 and the subsequent period prior to our engagement of Friedman, neither we nor anyone on its behalf has consulted with Friedman regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Friedman concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G.  CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. Currently, we rely on home country practice exemption as our board does not contain a majority of independent directors. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we are permitted to, and do, adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

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

4.11*	English translation of VIE Termination Agreement dated March 1, 2022 among RYB Technology, Beijing RYB, and individual shareholders of Beijing RYB

4.12*	English translation of Brand License Agreement (applicable to directly operated business) dated March 1, 2022 between RYB Technology and Beijing RYB
4.13*	English translation of Brand License Agreement (applicable to franchising businesses) dated March 1, 2022 between RYB Technology and Beijing RYB
4.14*	English translation of Management System and Software License Agreement dated March 1, 2022 between RYB Technology and Beijing RYB
4.15*	English translation of Training Services Agreement dated March 1, 2022 between RYB Technology and Beijing RYB
4.16*	English translation of Design Service Agreement of Kindergarten-based Core Course dated March 1, 2022 between RYB Technology and Beijing RYB
4.17*	English translation of Recruitment Services Agreement dated March 1, 2022 between RYB Technology and Beijing RYB
4.18*	English translation of Guaranteed Loan Agreement dated March 1, 2022 between RYB Technology and Beijing RYB
4.19*	English translation of Exclusive Consulting and Services Agreement dated April 30, 2022 among TJ Qiyuan, Zhudou Investment and shareholders of Zhudou Investment
4.20*	English translation of Exclusive Option Agreement dated April 30, 2022 among TJ Qiyuan, Zhudou Investment and shareholders of Zhudou Investment
4.21*	English translation of Equity Interest Pledge Agreement dated April 30, 2022 among TJ Qiyuan, Zhudou Investment and shareholders of Zhudou Investment
4.22*	English translation of Business Operation Agreement dated April 30, 2022 among TJ Qiyuan, Zhudou Investment and shareholders of Zhudou Investment
4.23*	English translation of Powers of Attorney granted by Zhudou Investment and its shareholders dated April 30, 2022
4.24*

English translation of the executed form of Spouse Letter dated April 30, 2022 by the spouses of shareholders of Zhudou Investment, as currently in effect, and a schedule of all spousal consent letters adopting the same form

8.1*	Significant Subsidiaries and Consolidated Affiliates Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Friedman LLP, an independent registered public accounting firm
15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
15.5

Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Committee (incorporated herein by reference to Exhibit 15.5 to the annual report on Form 20-F filed on May

14, 2021 (File No. 001-38203))

15.6*	Consent of KPMG Huazhen LLP, an independent registered public accounting firm
15.7*	Letter from KPMG Huazhen LLP to the Securities and Exchange Committee
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

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

Date: May 11, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors

RYB Education, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of RYB Education, Inc. and subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021,in conformity with U.S. generally accepted accounting principles.

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

Emphasis of a Matter

As discussed in Note 26 to the financial statements, on March 1, 2022, the subsidiaries of the Company have entered into termination agreements with the Company’s variable interest entities. As a result of the termination agreements, the Company will no longer be the primary beneficiary of its directly operated kindergartens in China beginning on the divestiture date. Our opinion is not modified with respect to this matter.

/s/ Friedman LLP

We have served as the Company’s auditor since 2021.

New York, New York

May 11, 2022

To the shareholders and Board of Directors

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

/s/ KPMG Huazhen LLP

We served as the Company’s auditor from 2020 to 2021.

Beijing, China

May 14, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of RYB Education, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows of RYB Education Inc. and its subsidiaries (the “Company”)  for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31
	2020	2021
ASSETS
Current assets
Cash and cash equivalents	53,454	65,263
Term deposits	—	215
Accounts receivable (net of allowance for doubtful accounts of $467 and $473 as of December 31, 2020 and 2021, respectively)	1,844	1,300
Inventories	5,773	6,130
Prepaid expenses and other current assets	8,927	9,344
Loan receivables	107	—

Total current assets	70,105	82,252

Non-current assets
Restricted cash	1,127	993
Property, plant and equipment, net	47,638	39,379
Goodwill	46,147	42,102
Intangible assets, net	14,179	12,737
Long-term investments	217	169
Deferred tax assets	21,168	22,803
Other non-current assets	14,438	8,668
Operating lease right-of-use assets	87,472	73,973
TOTAL ASSETS	302,491	283,076

LIABILITIES

Current liabilities
Prepayments from customers, current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $4,145 and $4,881 as of December 31, 2020 and 2021, respectively)	4,145	4,919
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $42,703 and $41,790 as of December 31, 2020 and 2021, respectively)	54,406	55,642
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Group of $17,865 and $19,729 as of December 31, 2020 and 2021, respectively)	18,592	20,888
Operating lease liabilities, current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $12,277 and $9,017 as of December 31, 2020 and 2021, respectively)	16,856	13,890
Deferred revenue, current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $29,367 and $23,289 as of December 31, 2020 and 2021, respectively)	34,351	27,019
Long-term debt, current portion (including long-term debt of the consolidated VIEs without recourse to the Group of $nil and $nil as of December 31, 2020 and 2021, respectively)	7	—
Total current liabilities	128,357	122,358
Non-current liabilities
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $4,024, and $1,461 as of December 31, 2020 and 2021, respectively)	4,024	1,461
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $709, and $255 as of December 31, 2020 and 2021, respectively)	1,726	999
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of $9,307 and $8,518 as of December 31, 2020 and 2021, respectively)	12,519	11,645
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to the Group of $nil and $217 as of December 31, 2020 and 2021, respectively)	1,890	1,768
Operating lease liabilities, non-current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $67,726 and $56,799 as of December 31, 2020 and 2021, respectively)	76,308	65,689
TOTAL LIABILITIES	224,824	203,920

MEZZANINE EQUITY
Redeemable non-controlling interests	9,988	4,942

EQUITY
Ordinary shares (par value of $0.001 per share; 990,000,000 shares authorized; 29,213,801 shares issued and 27,812,754 shares outstanding as of December 31, 2020; 29,213,801 shares issued and 28,035,934 shares outstanding as of December 31, 2021)	29	29
Treasury stock	(10,321)	(8,667)
Additional paid-in capital	141,094	136,504
Statutory reserve	4,652	5,164
Accumulated other comprehensive loss (income)	(1,468)	257
Accumulated deficit	(71,837)	(65,559)
Total RYB Education, Inc. shareholders’ equity	62,149	67,728
Non-controlling interest	5,530	6,486
TOTAL EQUITY	67,679	74,214
TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL EQUITY	302,491	283,076

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31
	2019	2020	2021
Net revenues:
Services	166,183	103,073	172,404
Products	16,100	6,642	7,909

Total net revenues	182,283	109,715	180,313

Cost of revenues:
Services	147,669	113,285	145,473
Products	7,865	3,616	3,669

Total cost of revenues	155,534	116,901	149,142

Gross profit (loss)	26,749	(7,186)	31,171

Operating expenses:
Selling expenses	2,808	1,285	2,491
General and administrative expenses	23,775	24,313	20,286
Impairment loss on goodwill	—	8,454	4,559
Impairment loss on long-lived assets	—	2,148	—

Total operating expenses	26,583	36,200	27,336

Operating income (loss)	166	(43,386)	3,835

Interest income	858	348	219
Government subsidy income	499	4,591	2,491
Gain on disposal of subsidiaries	492	96	439
Impairment loss on long-term investments	—	(2,432)	—

Income (loss) before income taxes	2,015	(40,783)	6,984
Less: Income tax expenses	3,541	215	3,440

(Loss) Income before loss from equity method investments	(1,526)	(40,998)	3,544
Loss from equity method investments	(664)	(185)	(15)

Net (loss) income	(2,190)	(41,183)	3,529
Less: Net income (loss) attributable to non-controlling interest	387	(3,903)	189
Decrease in redeemable non-controlling interest	(143)	—	(3,450)

Net (loss) income attributable to ordinary shareholders of RYB Education, Inc.	(2,434)	(37,280)	6,790

Net (loss) income per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	(0.09)	(1.33)	0.24
Diluted	(0.09)	(1.33)	0.23

Weighted average shares used in calculating net loss (income) per ordinary share
Basic	28,074,624	28,122,851	28,208,734
Diluted	28,074,624	28,122,851	28,962,480

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of U.S. dollars)

	Years ended December 31
	2019	2020	2021
Net (loss) income	(2,190)	(41,183)	3,529
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	269	(1,036)	1,785

Total comprehensive (loss) income	(1,921)	(42,219)	5,314
Less: comprehensive income (loss) attributable to non-controlling interest	289	(3,330)	(3,201)
Comprehensive (loss) income attributable to RYB Education, Inc.	(2,210)	(38,889)	8,515

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share data)

	RYB Education, Inc. Shareholders
						Accumulated		Total RYB			Redeemable
	Number of			Additional		other		Education, Inc.	Non-		non-
	ordinary	Ordinary	Treasury	paid-in	Statutory	comprehensive	Accumulated	shareholders’	controlling	Total	controlling
	share	share	stock	capital	reserve	(loss) income	deficit	equity	interest	equity	interest
Balance as of January 1, 2019	29,213,801	29	—	135,881	3,362	(122)	(30,421)	108,729	4,611	113,340	1,628

Net loss for the year	—	—	—	—	—	—	(2,577)	(2,577)	70	(2,507)	317
Repurchase of shares	—	—	(12,000)	—	—	—	—	(12,000)	—	(12,000)	—
Provision of statutory reserve	—	—	—	—	698	—	(698)	—	—	—	—
Share-based payments	—	—	—	3,962	—	—	—	3,962	—	3,962	—
Recognition of redeemable non-controlling interest	—	—	—	—	—	—	—	—	—	—	6,895
Adjustment of redeemable non-controlling interest	—	—	—	—	—	—	143	143	—	143	(143)
Foreign currency translation adjustment	—	—	—	—	—	263	—	263	(98)	165	104
Contribution by minority interest	—	—	—	—	—	—	—	—	420	420	—
Disposal of non-wholly subsidiaries	—	—	—	—	—	—	—	—	(758)	(758)	—
Business acquisitions	—	—	—	—	—	—	—	—	5,151	5,151	—

Balance as of December 31, 2019	29,213,801	29	(12,000)	139,843	4,060	141	(33,553)	98,520	9,396	107,916	8,801
Cumulative effect adjustment upon adoption of ASC 326	—	—	—	—	—	—	(412)	(412)	—	(412)	—
Balance as of January 1, 2020	29,213,801	29	(12,000)	139,843	4,060	141	(33,965)	98,108	9,396	107,504	8,801
Net loss for the year	—	—	—	—	—	—	(37,280)	(37,280)	(4,915)	(42,195)	1,012
Settlement of vested shares using treasury shares	—	—	1,679	(1,679)	—	—	—	—	—	—	—
Provision of statutory reserve	—	—	—	—	592	—	(592)	—	—	—	—
Share-based payments	—	—	—	2,930	—	—	—	2,930	—	2,930	—
Foreign currency translation adjustment	—	—	—	—	—	(1,609)	—	(1,609)	398	(1,211)	175
Contribution by minority interest	—	—	—	—	—	—	—	—	760	760	—
Disposal of non-wholly subsidiaries	—	—	—	—	—	—	—	—	(109)	(109)	—

Balance as of December 31, 2020	29,213,801	29	(10,321)	141,094	4,652	(1,468)	(71,837)	62,149	5,530	67,679	9,988

Net income for the year	—	—	—	—	—	—	3,340	3,340	515	3,855	(326)
Settlement of vested shares using treasury shares	—	—	1,654	(1,654)	—	—	—	—	—	—	—
Provision of statutory reserve	—	—	—	—	512	—	(512)	—	—	—	—
Share-based payments	—	—	—	2,021	—	—	—	2,021	—	2,021	—
Adjustment of redeemable non-controlling interest	—	—	—	—	—	—	3,450	3,450	—	3,450	(3,450)
Acquisition on minority interest	—	—	—	(5,297)	—	—	—	(5,297)	(26)	(5,323)	(1,206)
Foreign currency translation adjustment	—	—	—	—	—	1,725	—	1,725	124	1,849	(64)
Contribution by minority interest	—	—	—	—	—	—	—	—	154	154	—
Disposal of non-wholly subsidiaries	—	—	—	(200)	—	—	—	(200)	(291)	(491)	—
Business acquisition	—	—	—	540	—	—	—	540	480	1,020	—

Balance as of December 31, 2021	29,213,801	29	(8,667)	136,504	5,164	257	(65,559)	67,728	6,486	74,214	4,942

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years ended December 31
	2019	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(2,190)	(41,183)	3,529
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Depreciation of property, plant and equipment	9,296	9,239	10,555
Amortization of intangible assets	2,224	2,431	2,493
Reduction in the carrying amount of the right-of-use assets	—	15,634	14,188
Share-based compensation	3,962	2,930	2,021
Change in allowance for doubtful accounts receivable and other receivables	477	2,893	6
Change in allowance for loan receivables	—	1,464	(96)
Inventories write-down	—	199	166
Loss on disposal of property, plant and equipment	100	11	99
Loss from equity method investments	664	185	15
Impairment loss on long-term investments	—	2,432	—
Net gain on disposal of subsidiaries	(492)	(96)	(439)
Impairment loss on goodwill	—	8,454	4,559
Impairment loss on long-lived assets	—	2,148	—
Deferred tax benefit	—	(3,223)	(1,286)

Changes in operating assets and liabilities, net of the effect of acquisition:
Accounts receivable	(1,724)	631	537
Inventories	(1,992)	1,664	(325)
Prepaid expenses and other current assets	884	157	(743)
Deferred tax assets	(2,689)	—	—
Other non-current assets	(2,255)	719	890
Prepayments from customers	(1,415)	(243)	(828)
Accrued expenses and other current liabilities	5,582	(1,708)	2,709
Operating lease liabilities	—	(14,289)	(12,181)
Income tax payable	3,353	3,663	2,296
Deferred revenue	516	(1,447)	(8,060)
Other non-current liabilities	(1,319)	809	(875)

Net cash generated from (used in) operating activities	12,982	(6,526)	19,230

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired	(17,949)	(417)	427
Collection of prepayment for investment	—	279	—
Investments in term deposits	(1,881)	—	(215)
Proceeds from maturity of term deposits	868	1,005	—
Proceeds from disposal of subsidiaries	1,218	374	1,008
Purchase of long-term investments	(4,800)	(22)	—
Purchase of property, plant and equipment	(12,492)	(3,975)	(7,019)
Proceeds from disposal of property, plant and equipment	658	554	—
Loans to third parties	—	—	(197)
Cash out from disposal of business	—	—	(834)
Loan to an investee	—	(536)	—
Collection of loans to third parties	—	153	401

Net cash used in investing activities	(34,378)	(2,585)	(6,429)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from non-controlling interests	420	760	165
Acquisition of businesses	(1,936)	—	—
Acquisition of additional equity interest from non-controlling shareholders	—	—	(1,555)
Amount due to related parties	125	—	—
Repayment of advances from an investee	—	(124)	—
Payment made in connection with repurchase of shares	(12,000)	—	—
Repayment of long-term debt	(63)	(80)	(7)

Net cash (used in) generated from financing activities	(13,454)	556	(1,397)

Exchange rate effect on cash and cash equivalents, and restricted cash	(542)	(6,302)	271

Net (decrease) increase in cash and cash equivalents, and restricted cash	(35,392)	(14,857)	11,675
Cash and cash equivalents, and restricted cash at beginning of the year	104,830	69,438	54,581

Cash and cash equivalents, and restricted cash at end of the year	69,438	54,581	66,256

Supplemental schedule of cash flow information
Income taxes paid	(3,451)	(921)	(3,085)
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment through payable	478	1,042	—
Payable for investment and business acquisition	575	613	550

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

As of December 31, 2021, details of the Company’s subsidiaries, its VIEs and VIEs’ major subsidiaries and kindergartens were as follows:

	Date of		Percentage of
	establishment	Place of	legal ownership
Name	or acquisition	establishment	by the Company	Principal activities
Subsidiaries:
Beijing RYB Technology Development Co., Ltd. (“RYB Technology”)	December 24, 2007	PRC	100%	Investment holding and provision of educational services
QIYUAN Education Technology (Tianjin) Co., Ltd (“TJ Qiyuan”)	May 18, 2018	PRC	100%	Investment holding and provision of educational services
Beijing Beilin International Education Co., Ltd. (“BJ Beilin”)	September 28, 2018	PRC	90%	Investment holding and provision of educational services
Precious Companion Group Limited	August 4, 2018	Hong Kong	100%	Investment holding and provision of educational services
Digital Knowledge World Co., Ltd.	September 1, 2018	Cayman Islands	100%	Investment holding and provision of educational services
Digital Education Co., Ltd.	September 1, 2018	Hong Kong	100%	Investment holding and provision of educational services
Beilin International Education Limited	September 1, 2018	Hong Kong	100%	Investment holding and provision of educational services
Global Eduhub Pte Ltd.	April 1, 2019	Singapore	82.3%	Investment holding and provision of educational services
Global Edu (SG) Holding Pte Ltd.	April 1, 2019	Singapore	82.3%	Investment holding and provision of educational services
Global Eduhub Holding Limited	April 1, 2019	Hong Kong	82.3%	Investment holding and provision of educational services

Variable interest entities:
Beijing RYB Children Education Technology Development Co., Ltd. (“Beijing RYB”)	July 3, 2001	PRC	Consolidated VIE	Investment holding and provision of educational services
Beiyao Technology Development Co., Ltd. (“Beiyao”)	June 15, 2018	PRC	Consolidated VIE	Investment holding and provision of educational services
Beijing Haidian District Bozhi Training School (“Bozhi”)	September 28, 2018	PRC	Consolidated VIE	Training services

Shanghai Huiliang Technology Development Co., Ltd. (“Shanghai Huiliang”)	April 1, 2020	PRC	Consolidated VIE	Investment holding and provision of educational services

Major subsidiaries and kindergartens (1)：
Shenzhen RYB Children Education Technology Development Co., Ltd.	June 20, 2007	PRC	Consolidated VIE	Sale of educational merchandise and provision of educational services
Beijing Youer Lezhi Technology Development Co., Ltd.	April 2, 2014	PRC	Consolidated VIE	Play-and-learn center services
Shanghai Geleli Technology Development Co.,	June 4, 2019	PRC	Consolidated VIE	Sale of educational merchandise and provision of educational services
NASCANS Pte. Ltd.	April 1, 2019	Singapore	82.3%	Provision of educational services
Beijing Haidian District RYB Multi-Dimension Intelligence Experimental Kindergarten (2)	January 10, 2005	PRC	Consolidated VIE	Kindergarten services
Beijing Fengtai District RYB Multi-Dimension Intelligence Experimental Kindergarten (2)	April 14, 2005	PRC	Consolidated VIE	Kindergarten services
Beijing Development RYB Bilingual Kindergarten (2)	February 21, 2006	PRC	Consolidated VIE	Kindergarten services
Mulberry Learning Centre International Pte Ltd	April 1, 2019	Singapore	82.3%	Kindergarten services
Mulberry Learning Centre @ Tanjong Pagar Pte Ltd	April 1, 2019	Singapore	82.3%	Kindergarten services
Beijing Chaoyang District RYB Xintiandi Kindergarten (2)	April 11, 2011	PRC	Consolidated VIE	Kindergarten services
Changsha Kaifu District RYB Kindergarten (2)	March 30, 2012	PRC	Consolidated VIE	Kindergarten services
Hefei Faneng Sunshine Beach Kindergarten (2)	January 18, 2013	PRC	Consolidated VIE	Kindergarten services
Beijing Chaoyang District Mulberry Kindergarten (2)	July 5, 2013	PRC	Consolidated VIE	Kindergarten services
Changzhou Wujin District RYB New City Villa Kindergarten (2)	February 17, 2014	PRC	Consolidated VIE	Kindergarten services
Chongqing North Bank RYB Huarun Central Park Kindergarten	May 26, 2014	PRC	Consolidated VIE	Kindergarten services
Changzhou Tianning District Huarun International RYB Kindergarten	September 25, 2014	PRC	Consolidated VIE	Kindergarten services

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.             ORGANIZATION AND BASIS OF PRESENTATION - continued

Jinan Licheng District RYB Wanxiang New Sky Kindergarten (2)	October 30, 2014	PRC	Consolidated VIE	Kindergarten services
Xiamen Siming District RYB Yongniantianshu Kindergarten (2)	July 10, 2015	PRC	Consolidated VIE	Kindergarten services
Jinan Licheng District Wangsheren Street RYB Kindergarten (2)	October 30, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Shunyi District RYB City Garden Kindergarten (2)	November 1, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing XueErLe Education Technology Co., Ltd	December 13, 2016	PRC	Consolidated VIE	Kindergarten services
Beijing Xicheng District RYB Kindergarten (2)	January 16, 2017	PRC	Consolidated VIE	Kindergarten services
Xiamen Jimei District RYB Kindergarten (2)	April 19, 2017	PRC	Consolidated VIE	Kindergarten services
ZaoZhuang RYB Kindergarten (2)	May 1, 2018	PRC	Consolidated VIE	Kindergarten services
Chongqing Liangjiang New District RYB Leyuan Kindergarten Co., Ltd.	June 1, 2018	PRC	Consolidated VIE	Kindergarten services
Tengzhou RYB Renhe Tiandi Kindergarten (2)	May 1, 2018	PRC	Consolidated VIE	Kindergarten services
Shanghai Peidi Culture Communication Co., Ltd (Shanghai Peidi)	July 1, 2018	PRC	Consolidated VIE	Kindergarten services
Alphabet Playhouse Childcare and Learning Centre Pte Ltd	April 1, 2019	Singapore	82.3%	Kindergarten services
Alphabet Playhouse @ East Coast Pte Ltd	April 1, 2019	Singapore	82.3%	Kindergarten services
Beijing RYB Children Education Technology Development Co., Ltd.	July 3, 2001	PRC	Consolidated VIE	Investment holding and provision of educational services
Beijing Digital Knowledge Dream Flying Wanliu Kindergarten Haidian Co. LTD	September 30, 2018	PRC	Consolidated VIE	Kindergarten services
Changsha Boyu Education Technology Development Co., LTD	October 21, 2019	PRC	Consolidated VIE	Sale of educational merchandise and provision of educational services
Mulberry Learning Centre Alexandra Pte Ltd	November 1, 2019	Singapore	82.3%	Kindergarten services
Shenzhen Longhua District Mulberry Kindergarten (2)	January 1, 2019	PRC	Consolidated VIE	Kindergarten services
Little Greenhouse @ Bukit Batok Pte Ltd	April 1, 2019	Singapore	82.3%	Kindergarten services
Global Eduhub Pte Ltd.	April 1, 2019	Singapore	82.3%	Investment holding and provision of educational services
Beijing Chaoyang District Digital Knowledge Dream Flying Kindergarten (2)	September 30, 2018	PRC	Consolidated VIE	Kindergarten services
Little Greenhouse @ Sengkang Pte Ltd	April 1, 2019	Singapore	82.3%	Kindergarten services
Changsha Tianxin District Yuwentai RYB Kindergarten (2)	September 1, 2018	PRC	Consolidated VIE	Kindergarten services
Chongqing RYB leyuan Art Training Co. LTD	February 25, 2011	PRC	Consolidated VIE	Sale of educational merchandise and provision of educational services
Guangzhou Yuexiu District RYB Donghai Jiayuan Kindergarten (2)	February 29, 2012	PRC	Consolidated VIE	Kindergarten services
Changsha Yuhua District Liudu RYB Kindergarten (2)	October 1, 2017	PRC	Consolidated VIE	Kindergarten services
Changsha Furong District RYB Kindergarten Co. LTD	September 30, 2017	PRC	Consolidated VIE	Kindergarten services
Little Greenhouse @ S540 Pte Ltd	April 1, 2019	Singapore	82.3%	Kindergarten services
Guiyang Wudang District RYB Poly Hot Spring Kindergarten (2)	August 31, 2013	PRC	Consolidated VIE	Kindergarten services
Chongqing Liangjiang New District RYB Investment Garden City Kindergarten (2)	February 28, 2015	PRC	Consolidated VIE	Kindergarten services
Little Greenhouse Childcare & Development Pte Ltd	April 1, 2019	Singapore	82.3%	Kindergarten services
Guangzhou Yuexiu District RYB Wende Road Kindergarten (2)	March 30, 2018	PRC	Consolidated VIE	Kindergarten services
Zhuzhou Tianyuan District RYB Kindergarten (2)	August 31, 2016	PRC	Consolidated VIE	Kindergarten services
Shenzhen Futian District RYB Tian Golf Longyuan Kindergarten (2)	August 31, 2011	PRC	Consolidated VIE	Kindergarten services
Changsha Quantang Street RYB Kindergarten (2)	September 1, 2018	PRC	Consolidated VIE	Kindergarten services
Allegiance (Edu) Ptd Ltd	April 1, 2020	Singapore	82.3%	Kindergarten services
Little Greenhouse @ S553 Pte Ltd	April 1, 2019	Singapore	82.3%	Kindergarten services
Changsha Tianxin District RYB Kindergarten (2)	February 28, 2017	PRC	Consolidated VIE	Kindergarten services
(1)	The Group had 199 entities including 108 kindergartens as of December 31, 2021. The English name is for identification purpose only.
(2)	These kindergartens are established and controlled by Beijing RYB, Beiyao or their subsidiaries. Under PRC laws and regulations, entities who establish kindergartens are commonly referred to as “sponsors” instead of “owners” or “shareholders”. The economic substance of “sponsorship” in respect of kindergartens is substantially similar to that of ownership with respect to legal, regulatory and tax matters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

On July 3, 2008, RYB Technology, a wholly-owned subsidiary of the Group, entered into a series of contractual arrangements with Beijing RYB, and the shareholders of Beijing RYB, through which the Company obtained the power to direct the activities that most significantly affects the economic performance of Beijing RYB and receive the economic benefits that could be significant to Beijing RYB, and became the primary beneficiary of Beijing RYB. The contractual arrangements were modified on September 19, 2011 and November 4, 2015 when there were changes in the shareholders in Beijing RYB.

On June 15, 2018, TJ Qiyuan, a wholly-owned subsidiary of the Group, entered into a series of contractual arrangements with Beiyao, and the shareholders of Beiyao, through which the Company obtained the power to direct the activities that most significantly affects the economic performance of Beiyao and receive the economic benefits that could be significant to Beiyao, and became the primary beneficiary of Beiyao.

In September 2018, the Group acquired BJ Beilin and Bozhi through the acquisition of Digital Knowledge World Co., Ltd. On September 28, 2018, BJ Beilin, a wholly-owned subsidiary of the Group, entered into a series of contractual arrangements with Bozhi, and the shareholders of Bozhi, through which the Company obtained the power to direct the activities that most significantly affects the economic performance of Bozhi and receive the economic benefits that could be significant to Bozhi, and became the primary beneficiary of Bozhi. The terms of these contractual agreements of Beiyao and Bozhi are substantially similar to the agreements of Beijing RYB, except that the agreements of Bozhi will remain effective for twenty years, when contract duration is applicable.

●	Agreements through which the Group receives economic benefits of VIE:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

●	Agreements through which the Group receives economic benefits of VIE:

Exclusive Consultation and Service Agreement - continued

For the years ended December 31, 2019, 2020 and 2021, $9,877, $4,129 and $4,310 service fees, respectively, were charged by RYB Technology, TJ Qiyuan and BJ Beilin.

●	Agreements that provide the Company the power to direct the activities of VIEs:

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

From 2019 to 2021, certain kindergartens of the Group, during the application or renewal process of registration, elected as not-for-profit kindergartens in the PRC and operated in compliance with PRC not-for-profit legal regimes. The Group believes such change does not impact that RYB Beijing is the primary beneficiary of these not-for-profit kindergartens because it has: (1) the power to direct the activities of these not-for-profit kindergartens that most significantly affect their educational and economic performance and (2) the right to receive economic benefits from contractual and other arrangements with these not-for-profit kindergartens that could potentially be significant to these not-for-profit kindergartens.

In 2021, at the request of the local education authorities, the Group de-registered a few of the private kindergartens directly operated by the Group and transferred them to public kindergartens which are sponsored by the local education authorities or their designated entities. The forementioned kindergartens has been deconsolidated from the consolidated financial statements since the dates of de-registration and transfer to public kindergartens.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements – continued

●	Agreements that provide the Company effective control over VIEs: - continued

Equity Disposal Agreement - continued

On March 1, 2022, the subsidiaries of the Company, RYB Technology and TJ Qiyuan have entered into termination agreements with certain variable interest entities, Beijing RYB and Beiyao. By entering into those termination agreements, the Company will no longer be the primary beneficiary of its directly operated kindergarten business in China (the “Divestiture”). See note 26.

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

The Group's ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate VIEs and their subsidiaries and kindergartens in the consolidated financial statements as the Group may lose the ability to obtain the power to direct the VIEs and their shareholders, and the Group may lose the ability to receive economic benefits from VIEs.

As of December 31, 2020 and 2021, the VIEs and their subsidiaries and kindergartens accounted for an aggregate of 62% and 61%, respectively, of the Group’s consolidated total assets, and 84% and 81% respectively of the Group’s consolidated total liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements – continued

●	Agreements that provide the Company effective control over VIEs: - continued

The following financial information of the Company’s VIEs and VIEs’ subsidiaries and kindergartens after the elimination of inter-company transactions and balances as of December 31, 2020 and 2021, and for the three years ended December 31, 2021 was included in the accompanying consolidated financial statements:

	As of December 31,
	2020	2021
Cash and cash equivalents	21,111	32,964
Prepaid expenses and other current assets	7,378	8,219
Total current assets	35,314	47,171
Total assets	186,948	171,872
Total current liabilities	106,357	98,706
Total liabilities	188,123	165,956

	For the years ended December 31,
	2019	2020	2021
Net revenues	162,644	80,107	142,005
Net income (loss)	13,743	(34,938)	9,339

Net cash provided by (used in) operating activities	14,691	(12,007)	14,041
Net cash used in investing activities	(16,360)	(2,368)	(3,135)
Net cash (used in) provided by financing activities	(1,457)	460	(820)
Effects of exchange rate changes	(495)	(1,395)	1,632

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Assets and liabilities are translated from each entity's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income in the consolidated statements of changes in shareholders' equity and consolidated statements of comprehensive loss (income).

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Inventories

Inventories, mainly consisting of educational toys, teaching aids, and textbooks, are stated at the lower of cost or net realized value. Cost is determined using the weighted average method. Inventory is written down for damaged and slow-moving goods, which is dependent upon factors such as historical and forecasted consumption of the inventories.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The Group determined that the cumulative effect from the adoption of ASC 326 as of January 1, 2020 is immaterial. The Group recorded $nil, $1,464 and $1,441 allowance of loan receivables as of December 31, 2019, 2020 and 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets with definite lives

Long-lived assets, including property, plant and equipment, operating lease right-of-use assets, intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets or assets group to the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition.  If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets or assets group, the Group would recognize an impairment loss based on the fair value of the assets or assets group. The Group recorded impairment loss on property, plant, and equipment and operating lease right-of-use assets of $nil, $428 and $nil during the years ended December 31, 2019, 2020 and 2021. The Group recorded impairment losses on intangible assets with definite lives of $79, $1,720 and $nil during the years ended December 31, 2019, 2020 and 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Goodwill is tested for impairment annually for each reporting units or more frequently if events or changes in circumstances indicate that it might be impaired. The Group performs its annual quantitative impairment assessment considering the weighting of both an income and a market approach. The income approach is based on estimated present value of future cash flows for each reporting unit carrying a goodwill balance. The market approach is based on assumptions about how market data relates to each reporting unit carrying a goodwill balance. The weighting of these two approaches is based on their individual correlation to the economics of each reporting unit carrying a goodwill balance.

When using discounted cash flow model to determine the fair value of a reporting unit, the discounted cash flow model includes a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with each reporting unit's operation and the uncertainty inherent in the Group's internally developed forecast.

The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Group recorded impairment losses on goodwill of $337, $8,454 and $4,559 during the years ended December 31, 2019, 2020 and 2021. No impairment loss was recorded for the indefinite-lived intangible assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimates the fair value of the investee company using discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group recorded $nil, $1,819 and $nil of impairment losses on its equity method investments during the years ended December 31, 2019, 2020 and 2021.

(a)    Available-for-sale securities

For investment in preferred shares which is determined to be debt securities, the Group accounts for them as long-term available-for-sale securities when they are not classified as either trading or held-to-maturity investments. Available-for-sale securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income (loss).

The Group reviews its investment in available-for-sale securities, for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. When assessing investments for other-than-temporary declines in value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment, in determining if impairment is needed. The Group recorded $nil, $613 and $nil of impairment losses on its available-for-sale securities during the years ended December 31, 2019, 2020 and 2021.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

(ii)   Franchising fees – continued

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

Disaggregation of revenue

The following table presents the Group’s revenues disaggregated by revenue sources.

	Years ended December 31,
	2019	2020	2021
Net revenues:
PRC kindergartens	131,427	68,319	128,402
PRC play-and-learn centers	24,901	12,215	13,254
Singapore kindergartens, student care centers and others	19,073	25,964	31,007
Others	6,882	3,217	7,650

Total net revenues	182,283	109,715	180,313

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

Disaggregation of revenue – continued

The following table presents the Group’s revenues disaggregated by revenue types.

	Years ended December 31,
	2019	2020	2021
Services:

Tuition fees from kindergartens, play-and-learn centers and student care centers	147,417	92,123	157,988
Franchise fees	12,269	9,065	10,140
Training and other services	6,156	1,632	4,096
Royalty fees	341	253	180
	166,183	103,073	172,404
Products:
Sale of educational merchandise	16,100	6,642	7,909
Total net revenues	182,283	109,715	180,313

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The table below reflects the Group’s contract liabilities:

	As of December 31,
	2020	2021
Prepayments from customers, current portion	4,145	4,919
Prepayments from customers, non-current portion	4,024	1,461
Deferred revenue, current portion	34,351	27,019
Deferred revenue, non-current portion	1,726	999

The Group recognized $31,000 and $28,000 in revenue for the year ended December 31, 2021 and December 31, 2020, respectively, which related to contract liabilities that existed at December 31, 2020 and 2019, respectively. The balances as of December 31, 2020 and 2021 are expected to be recognized as revenue within one to two years.

There was no contract asset recorded as of December 31, 2020 and 2021.

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

Tuition fees generated from kindergarten services in the PRC are qualified for VAT exemption pursuant to a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation. Revenue generated from other services in the PRC, namely play-and-learn center services, franchise fees, royalty fees, and training services, is reported net of VAT, at a rate of 6%, collected on behalf of PRC tax authorities, except for entities who are designated as a small scale VAT payers. Small scale VAT payer is subject to VAT at a rate of 3% on play-and-learn center services and training services, which was reduced to 1% from March 1, 2020 to December 31, 2021, due to the pandemic of COVID-19.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

For the years ended December 31, 2019, 2020 and 2021, $499, $4,591 and $2,491 were recognized as government subsidy income, respectively; $6,022, $12,703 and $20,898 were recognized as reduction of cost of revenues, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Net income/loss per share

Basic net income/loss per share is computed by dividing net income or loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. The share options exercisable for little to no consideration are considered as issuable ordinary shares, and therefore included in basic shares outstanding. Diluted net income/loss per share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of outstanding share-based awards is reflected in the diluted net (loss) income per share by application of the treasury stock method.

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

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents, term deposit and restricted cash of the Group included aggregate amounts of $23,263 and $35,967 which were denominated in RMB, at December 31, 2020 and 2021, respectively, representing 43% and 54% of the cash and cash equivalents, term deposit and restricted cash at December 31, 2020 and 2021, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, term deposits, accounts receivable, loan receivables, amounts due from related parties and prepaid expenses and other current assets. As of December 31, 2021, all of the Group’s cash and cash equivalents and term deposits were deposited in financial institutions located in the PRC, the United States of America and Singapore. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC and Singapore. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

There are no revenues or accounts receivable from customers which individually represent greater than 10% of the total net revenues in the three years ended December 31, 2021 or accounts receivable as of December 31, 2020 and 2021.

Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Income taxes (Topic 740)-Simplifying the accounting for income taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the consolidated financial statements.

In August 2020, the FASB issued ASU No.2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity(Subtopic 815-40):Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity(ASU 2020-06),which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments are effective for fiscal years beginning after December 15 2021, including interim periods within those fiscal years, with early adoption permitted. The Group adopted ASU 2020-06 on January 1, 2022, and the adoption had no material impact on the Group’s consolidated financial statements.

In May 2021 the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718). and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40)to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity -classified written call options (for example warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

In October 2021, the FASB issued ASU No.2021-08 Business Combinations (Tonic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU2021-08),which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606 Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments with early adoption permitted. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.            BUSINESS ACQUISITIONS - continued

Acquisition in Shanghai Geleli Technology Development Co.(“Shanghai Geleli”)

On June 4, 2019 the Group acquired 51% equity interest in Shanghai Geleli for cash consideration of $5,310. Shanghai Geleli is primarily engaged in sale of children toys and teaching aid tools. The acquisition would further enrich Group’s offering on educational merchandise and services to customers. The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities assumed were recorded at their fair market value at the acquisition date.

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

Acquisition in Beijing Xingqiba Network Technology Co., Ltd. (“Beijing Xingqiba”)

On May 1, 2019, the Group acquired 51% equity interest in Beijing Xingqiba for cash consideration of $1,297. Beijing Xingqiba mainly engages in providing interactive learning software and child art courses, which would supplement well the Group’s online learning platform. This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities assumed were recorded at their fair market value at the acquisition date. As of December 31, 2021, consideration payable of $628 remained outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Acquisition in Shanghai Xuanfeng Education Technology Co., Ltd. (“Xuanfeng”)

Xuanfeng is the parent of Shanghai Jinfeng Kindergarten Co., Ltd. (“Jinfeng Kindergarten”) located in Shanghai, PRC. Shanghai Peidi is one of the Group’s subsidiaries who operates JES Island Kindergarten. On November 1, 2021, the Group acquired 55% equity interest in Xuanfeng for a cash consideration of RMB 1 Yuan and the transfer of JES Island Kindergarten’s operational assets including student base, curriculum and management team to Jinfeng Kindergarten. This transaction was considered a business acquisition and the Group was identified as the acquirer. The acquired assets and liabilities assumed were recorded at their fair market value at the acquisition date. Since the Group controls Shanghai Peidi  and JES Island Kindergarten before and after the acquisition, the Group recognized the assets and liabilities transferred from JES Island Kindergarten to Jinfeng Kindergarten at their carrying amounts. No gain or loss was recognized in earnings for the difference between the fair value and the carrying amounts of the assets and liabilities. The reduction in the Group’s equity interest in JES Island kindergarten’s transferred assets from 100% to 55% was recorded as an adjustment to APIC.

The following table summarized the fair value of the acquired assets and liabilities which were determined with the assistance from an independent appraiser as of the acquisition date:

		Depreciation or
		amortization period
Cash and cash equivalents	426
Other current assets	162
Operating lease right-of-use assets	4,326
Intangible assets:
Student base	188	3.2 years
Other current liabilities	(456)
Deferred tax liabilities	(47)
Operating lease liabilities	(3,970)
Non-controlling interest	(480)
Goodwill	391
Additional paid in capital	(540)
Total	—

The non-controlling interest of $480 was recorded as of the acquisition date based on 45% of the fair value of the acquired net assets plus 45% of the carrying amount of the net assets transferred from JES Island kindergartern to Jinfeng Kindergarten.

The results of operations attributable to Xuanfeng are included in the consolidated statement of operations beginning on November 1, 2021, which included net revenue of $nil and pre-tax net loss of $225 for the year ended December 31, 2021.

The pro forma result of operation for the subsidiary acquired in 2021 has not been presented because it is not material to the consolidated results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

4.           CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH

A reconciliation of cash and cash equivalents, and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	As of December 31,
	2020	2021
Cash and cash equivalents	53,454	65,263
Restricted cash	1,127	993
Cash and cash equivalents, and restricted cash	54,581	66,256

5.           ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2020	2021
Accounts receivable	2,311	1,773
Less: allowance for doubtful accounts	(467)	(473)
Accounts receivable, net	1,844	1,300

Movement of allowance for doubtful accounts was as follows:

	As of December 31,
	2020	2021
Balance at beginning of the year	92	467
Adoption of ASC326	343	—
Addition	15	30
Foreign currency adjustment	17	(24)
Balance at end of the year	467	473

6.           INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2020	2021
Educational merchandise	5,773	6,130

The Group recorded $199 and $166 write-downs of inventories from the carrying amount to their net realizable values for the years ended December 31, 2020 and 2021, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

7.           PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2020	2021
Prepaid service fees	2,196	1,781
Prepaid rental expenses (1)	637	935
Staff advances	528	662
Prepayment for inventories and others	368	283
Government subsidy receivables	2,856	3,192
Receivables from the disposal of subsidiaries and investment (2)	2,589	2,636
Receivables from third party payment platform	306	331
Others	2,325	2,411
	11,805	12,231
Less: allowance for doubtful accounts	(2,878)	(2,887)
	8,927	9,344

(1)	The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach allowed under ASU 2018-11 as described in Note 2. The balance as of December 31, 2020 and 2021 represented prepaid rental expenses for short-term leases which the Group elected not to record on balance sheets under Topic 842. The prepaid rental expenses for operating lease expenses over one year as of December 31, 2020 and 2021 were included in the Group’s operating lease right-of-use assets on its consolidated balance sheet.
(2)	The balance as of December 31, 2020 and 2021 included $1,909 receivable from the principal shareholder of the Company’s investee, Beijing Da Ai Pre-school Management Education Technology Co., Ltd. 100% valuation allowance for doubtful accounts was recorded for the total balance of the receivable as of December 31, 2020 and 2021, respectively (see Note 12).

The other balance as of December 31, 2021 represented the receivables from de-registration and transfer of the six kindergartens in 2021 (see Note 1).

8.            LOAN RECEIVABLES

On May 21, 2018, the Group provided a loan of $574 to a third party supplier, and the interest rate was set at the commercial bank deposit rate. The maturity date of the loan was December 30, 2019. In 2019, the maturity date was extended to December 31, 2020. The Group recorded $574 credit loss for the year ended December 31, 2020. No credit loss was recorded for the years ended December 31, 2019. The third party supplier repaid $155 during year ended December 31, 2021 and the Group reversed allowance of such amount for the year ended December 31, 2021.

In August 2018, the Group provided a loan of $575 to Shanghai Peidi’s non-controlling shareholder at interest rate of 7% per annum. The repayment of the loan was guaranteed by 20% equity shares of another company held by the borrower and the loan will be repaid on the second anniversary of the loan origination. The borrower repaid $153 in December 2020 and the maturity date of remaining balance was extended to March 30, 2021 at the same time. The Group recorded $354 credit loss for the year ended December 31, 2020. The borrower then repaid $217 in September 2021 and the Group reversed loan allowance of $109 accordingly for the year ended December 31, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

8.            LOAN RECEIVABLES - continued

From July to December 2020, the Group provided interest-free loans of $536 in total to Beijing Rui Le Further Education Technology Co., Ltd (“Beijing Rui Le”), an investee of the Group (See Note 10). The maturity date was 6 months from the loan origination. The Group recorded the total amount of loan receivables as credit loss for the year ended December 31, 2020. During year ended December 31, 2021, the Group provided an interest-free loan of $168 to Beijing Ruile and the Group recorded credit loss of such amount.

On January 1, 2020, upon adoption of ASC 326, the Group establishes current expected credit losses model for loan receivables and determined that the cumulative effect from the adoption of ASC 326 is immaterial.

9.           PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2020	2021
Buildings	956	978
Furniture, fixture and equipment	14,913	15,397
Leasehold improvement	80,464	79,469
Motor vehicles	1,130	971
Total	97,463	96,815
Less: Accumulated depreciation	(49,428)	(57,248)
Impairment	(397)	(188)
	47,638	39,379

Depreciation expenses were $9,296, $9,239 and $10,555 for the years ended December 31, 2019 2020 and 2021, respectively.

The Group recorded impairment loss for the property, plant and equipment of $nil, $374 and $nil for the years ended December 31, 2019, 2020 and 2021, respectively.

10.           GOODWILL

The Group has ten reporting units where they carry goodwill resulting from acquisitions. The changes in carrying amount of goodwill for the years ended December 31, 2020 and 2021 were as follows.

	As of December 31,
	2020	2021
Costs:
Beginning balance	53,024	54,938
Addition	210	391
Disposal	—	(796)
Foreign currency adjustment	1,704	1,440
Ending balance	54,938	55,973
Goodwill impairment	(8,791)	(13,871)
Goodwill, net	46,147	42,102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

10.           GOODWILL - continued

Goodwill was tested for impairment in the fourth quarter of 2021 for each reporting units. The Group performed its quantitative impairment assessment considering the weighting of both an income and a market approach. The income approach is based on estimated present value of future cash flows for each reporting unit carrying a goodwill balance. The market approach is based on assumptions about how market data relates to each reporting unit carrying a goodwill balance. The weighting of these two approaches is based on their individual correlation to the economics of each reporting unit carrying a goodwill balance.

The fair value of each reporting unit was estimated using a discounted cash flow methodology after considered and weighed the market approach. The discounted cash flow analysis requires significant estimates, including projections of future operating results and cash flows of each reporting unit that are based on internal budgets and strategic plans, expected long-term growth rates, terminal values, weighted average cost of capital and the effects of external factors and market conditions.

When using discounted cash flow model to determine the fair value of each reporting unit, the discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital (“WACC”) adjusted for the relevant risk associated with each reporting unit's operation and the uncertainty inherent in the Group’s internally developed forecast.

The following key assumptions were made in the discounted cash flow model to determine the fair value of each reporting unit in the impairment test in the fourth quarter of 2021:

	Reporting Units in PRC	GEH
Revenue growth	2%-14%	8%-12%
WACC	18%	14%
Income Tax Rate	25%	17%
Terminal growth rate	2.3%	2%
Forecasted inflation rate	2.3%	2%

While management believes the assumptions used in our impairment test are reasonable, the fair value estimate is most sensitive to our discount rate and market multiple assumptions as these amounts are reflective of the market’s perception of our ability to achieve our projected cash flows.

Based on the impairment analysis of December 31, 2021, the Group concluded that the goodwill of the reporting units of Shanghai Peidi of $4,559 was fully impaired, while no goodwill impairment was noted for the other four reporting units as their fair value exceeded the carrying amount of these reporting units. As such, $4,559 impairment loss of goodwill was recorded for the year ended December 31, 2021.

Based on the impairment analysis as of December 31, 2020, the Group considered that the goodwill and intangible assets of the reporting units of Shanghai Geleli and Beijing Xingqiba (See Note 3) were fully impaired. As such, $8,454 impairment loss of goodwill and $1,720 impairment loss of intangible assets was recorded for the year ended December 31, 2020.

The Group recorded $337, $8,454 and $4,559 impairment of goodwill for the years ended December 31, 2019, 2020 and 2021, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

11.         INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2020	2021
Intangible assets not subject to amortization:
Trademark	7,766	7,766
Intangible assets subject to amortization:
Trademark	1,551	2,298
Student base	7,939	8,213
Initial franchise	1,626	1,626
Brand	1,195	1,224
Non-compete agreement	674	690
Customer relationship	92	94
Software and courses	545	669
Contracts	31	31
Total costs	21,419	22,611
Less: accumulated amortization	(5,334)	(7,923)
impairment	(1,906)	(1,951)
Intangible assets, net	14,179	12,737

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

11.         INTANGIBLE ASSETS, NET - continued

Amortization expenses for intangible assets for the years ended December 31, 2019, 2020 and 2021 were $2,224, $2,431 and $2,493, respectively. As of December 31, 2021, the estimated amortization expenses related to intangible assets for next five years is expected to be as follows:

Years ending December 31,
2022	2,259
2023	1,213
2024	937
2025	112
2026	82
2027 and thereafter	368
Total expected amortization expense	4,971

The Group recorded impairment loss for the intangible assets of $79, $1,720 and $nil for the years ended December 31, 2019, 2020 and 2021, respectively.

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

In November 2018, the Group invested cash consideration of $4,400 for 19% equity interest in Beijing Da Ai Pre-school Management Education Technology Co., Ltd. (“Beijing Da Ai”). The Group holds one seat out of three of the board of directors of Beijing Da Ai. The Group accounts for the investment using equity method, because the Group has the ability to exercise significant influence but does not have control over the investee. In March 2020, the Company recorded an impairment loss of $1,819 for this investment based on the fair value. In August 2020, pursuant to the investment agreement dated in November 2018, the Group sold the investment in Beijing Da Ai to the principal shareholder at a consideration of the original consideration the Group paid. The Group recorded the receivables of $1,909 from the principal shareholder in the prepaid expenses and other current assets. As of December 31, 2020, full valuation allowance was recorded to the receivables as the Group believe the collectability is remote (see Note 7).

On May 19, 2021, the Group entered into a cooperative agreement with Shanghai Minban Golden Apple (“Golden Apple”), a company established in the PRC, principally engaged in providing education service. Under the agreement, Golden Apple and the Group founded a joint venture to set up Shanghai Golden Apple International JES Island Kindergarten (“Golden Apple Kindergarten”). Golden Apple contributed classroom, office, playroom and parking lot and owned 51% equity interest in the joint venture, while the Group contributed teachers, courses, advertising and kids admittance and had 49% equity interest in the joint venture. Golden Apple is responsible for the operation of Golden Apple Kindergarten. The Group used the equity method to account for the investment, because the Group had the ability to exercise significant influence but did not have control over the joint venture.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

12.         LONG-TERM INVESTMENTS - continued

Equity method investments - continued

The Group shared loss of $664, $185 and $15 from its equity method investments during the years ended December 31, 2019, 2020 and 2021, respectively.

Available-for-sale securities

On July 2, 2019, the Group entered into an investment agreement with the owners of Beijing Rui Le, a company established in the PRC, principally engaged in providing pre-school education training services. The Group purchased 16% equity ownership interest for cash consideration of $575. The investment was classified as available-for-sale security and measured at fair value as the Group determined that investment was debt security due to the redemption option available to the investor. In 2020, the Group determined that the investment was impaired and the impairment was other-than-temporary. The Group recorded $nil, $613 and $nil of impairment losses during the years ended December 31, 2019, 2020 and 2021.

13.         OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2020	2021
Rental deposits (1)	5,964	5,428
Prepayment for investments (2)	6,017	2,197
Prepayment for property, plant and equipment	1,943	927
Others	514	116
	14,438	8,668

(1)	Rental deposits represent office and kindergartens rental deposits for the Group’s operations, which will not be refunded within one year.

(2)	On June 21, 2019, the Group entered into an agreement to additionally acquire 10% equity interest, from the non-controlling interest holder, of Shandong Buladun. As of December 31, 2019, the group paid consideration for this acquisition of $1,362 in cash. The transaction has not yet been completed as of December 31, 2021.

On September 6, 2019, the Group entered into agreement to acquire 10% equity interest, from the non-controlling interest holder of Digital Knowledge World Co., Ltd. As of December 31, 2019, the group has paid consideration for this acquisition of $4,636 in cash. The transaction has been completed in November 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.          ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2020	2021
Salary and welfare payable	29,862	31,539
Accrued expenses	9,534	9,511
Payables for purchase of property, plant and equipment	2,416	1,372
Payables for purchase of educational merchandise	4,351	4,841
Other tax payable	294	684
Acquisition consideration payable	613	628
Others	7,336	7,067
	54,406	55,642

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.          LEASES

Operating leases

The Group’s leases consist of various operating lease contracts for offices, kindergartens, play-and-learn centers and student care centers in different cities in the PRC and in Singapore. The Group determines if an arrangement is a lease at inception. The Group’s leases have remaining lease terms of up to seventeen years, none of them include options to extend or terminate the leases. Some lease agreements contain lease and non-lease components, which the Group chooses to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices included in the lease contracts. None of the amounts disclosed below for these leases contains variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As of December 31, 2020 and 2021, the Group had no leases that were classified as a financing lease. As of December 31, 2020 and 2021, the Group did not have additional operating leases that have not yet commenced but create significant rights and obligations for the Group.

Total operating lease expenses for the years ended December 31, 2020 and 2021 was $15,634 and $16,799, respectively, which was recorded in cost of revenues, and general and administrative expenses on the consolidated statements of operations.

The short term lease expenses for the years ended December 31, 2020 and 2021 was $1,219 and $1,234, respectively, which was recorded in cost of revenues, and general and administrative expenses on the consolidated statements of operations.

The Group recorded impairment loss for operating lease right-of-use assets of $54 and $nil for the years ended December 31, 2020 and 2021, respectively.

For the year ended December 31, 2021:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	17,896
Right-of-use assets obtained in exchange for new lease obligations:	4,964

As of December 31, 2021:
Weighted average remaining lease term	7.82	year
Weighted average discount rate	7.66%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

15.          LEASES - continued

Operating leases - continued

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

Years ending December 31,
2022	16,901
2023	17,822
2024	12,869
2025	11,140
2026	8,853
2027 and thereafter	37,811
Less: imputed interest	25,817
Total operating lease liabilities	79,579
Less: current operating lease liabilities	13,890
Non-current operating lease liabilities	65,689

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.         FAIR VALUE MEASUREMENT - continued

Measured or disclosed at fair value on a non-recurring basis - continued

The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Intangible assets are measured using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. For goodwill impairment testing, refer to Note 10 for details. The Group recognized impairment loss of $337, $8,454 and $4,559 related to goodwill and $79, $1,720 and $nil related to intangible assets acquired for the years ended December 31, 2019, 2020 and 2021.

The Group measures property, plant and equipment and operating lease right-of-use assets at fair value on a non-recurring basis when events or changes in circumstances indicate that the carrying amount of these assets or asset group may not be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. The Group recorded impairment loss on property, plant, and equipment and operating lease right-of-use assets of $nil, $428 and $nil during the years ended December 31, 2019, 2020 and 2021.

The Group measures long-term equity method investment at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. The Group recognized impairment loss of $nil, $1,819 and $nil related to the long-term equity method investment for the years ended December 31, 2019, 2020 and 2021. The Group recognized impairment loss of $nil, $613 and $nil related to the available-for-sale investment for the years ended December 31, 2019, 2020 and 2021.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

As of December 31, 2021, there were 22,264,660 and 6,949,141 shares issued for Class A and Class B ordinary shares, respectively; and there were 21,086,793 and 6,949,141 shares outstanding for Class A and Class B ordinary shares, respectively.

Share repurchase program

On November 24, 2017, the Company announced that the board of directors of the Company has approved a share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to $50,000 during the next 12 months. As of December 31, 2021, the Company did not repurchase any shares under this program.

On December 18, 2018, the Company announced that the board of directors of the Company approved another share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to $12,000 during the next 12 months. Pursuant to this share repurchase plan, the Company repurchased 1,627,455 shares in 2019, with a total consideration of approximately $12,000 at a price range of $6.50 to $8.00 per share, including brokerage commissions. The shares repurchased by the Company were accounted for at cost as treasury stock. The Company has re-issued 226,408 and 449,588 repurchased shares for settlement of restricted shares vested as of December 31, 2020 and 2021, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

A summary of the share option activities is as follows:

	Number	Weighted	Weighted average	Weighted average	Aggregate
	of options	average	grant-date	remaining contractual	intrinsic
	outstanding	exercise price	fair value per option	term (years)	value
Options outstanding at January 1, 2021	4,556,458	6.16	3.43	5.36	2,175
Granted	—	—	—	—	—
Forfeited	(26,300)	7.20	4.04	—	—
Options outstanding at December 31, 2021	4,530,158	6.15	3.43	4.29	2,846
Options expected to vest at December 31, 2021	4,530,158	6.15	3.43	4.29	2,846
Vested and exercisable at December 31, 2021	4,114,658	6.77	3.51	3.83	1,730

The weighted average grant date fair value of options granted during the years ended December 31, 2019, 2020 and 2021 were $ nil, $2.69 and $nil, respectively. The total fair value of options vested during the year ended December 31, 2019, 2020 and 2021 were $3,320, $2,990 and $1,910, respectively. The total intrinsic value of options exercised during the year ended December 31, 2019, 2020 and 2021 were $nil, $nil and $nil, respectively.

For share options that vest on grant date, the cost of award is expensed on the grant date. For the graded vesting share options, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. The Company recorded share-based compensation expenses relating to share options of $2,069, $1,198 and $924 for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2021, total unrecognized compensation expenses relating to share options were $544, which is expected to be recognized over a weighted average period of 1.77 years.

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

As of December 31,
Grant date	2020
Risk-free interest rate	0.86%-0.93%
Expected volatility	40%
Expected dividend yield	—
Exercise multiples	2.2
Fair value of underlying ordinary share	2.38~2.7

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

A summary of the nonvested shares activities is as follows:

	Number	Weighted
	of nonvested shares	average grant date	Aggregate
	outstanding	fair value	intrinsic value

Nonvested shares outstanding at January 1, 2021	582,876	6.21	1,381
Granted	—	—	—
Vested	(223,180)	8.25	—

Nonvested shares outstanding at December 31, 2021	359,696	4.94	712

The weighted average grant date fair value of nonvested shares granted during the years ended December 31, 2019, 2020 and 2021 were $6.63, $3.03 and $nil, respectively. The total fair value of nonvested shares vested during the years ended December 31, 2019, 2020 and 2021 were $669, $403, and $656 respectively.

The Group recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The Company recorded share-based compensation expenses relating to nonvested shares of $1,893, $1,732 and $1,097 for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, total unrecognized compensation expenses relating to nonvested shares were $513, which is expected to be recognized over a weighted average period of 1.45 years.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

19.         INCOME TAXES - continued

Singapore

The Company’s subsidiaries located in Singapore are generally subject to Singapore corporate income tax at a rate of 17% in 2021. Under the group relief system, subject to meeting the requisite conditions, the companies may deduct unutilized capital allowances, trade losses, and donations for the current year against the assessable income of another company in the same group. The Company’s subsidiaries located in Singapore should also benefit from the partial tax exemption scheme, which provides 75% exemption from tax for the first SGD$10 thousand chargeable income and 50% exemption from tax for the next SGD$190 thousand chargeable income for the year ended December 31, 2021.

China

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries and kindergartens, which were entities established in the PRC (the “PRC entities”) are subject to PRC Enterprise Income Tax (EIT), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008.

The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Years ended December 31,
	2019	2020	2021
Current tax expense	6,010	3,438	4,726
Deferred tax benefit	(2,469)	(3,223)	(1,286)
	3,541	215	3,440

The principal components of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,
	2020	2021
Deferred tax assets
Accrued expenses	3,407	4,803
Net operating loss carry-forwards	24,223	22,788
Operating lease liabilities	22,397	19,209
Inventory write-down	50	42
Allowance for doubtful accounts receivables and other receivables	758	1,003
Allowance for loan receivables	366	360
Impairment of long-term investments	153	157
Impairment of long-lived assets other than intangible assets	113	61
Total deferred tax assets	51,467	48,423
Less: valuation allowance	(9,646)	(8,428)
Total deferred tax assets, net	41,821	39,995

Deferred tax liabilities
Acquired intangible assets, net	2,499	2,092
Operating lease right-of-use assets	20,044	16,848
Total deferred tax liabilities	22,543	18,940
Deferred income tax assets, net	21,168	22,803
Deferred tax liabilities, net	1,890	1,768

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

19.         INCOME TAXES - continued

The roll forward of valuation allowances of deferred tax assets were as follows:

	Years ended December 31
	2020	2021

Balance as of beginning of year	(2,859)	(9,646)
Additions of valuation allowance	(6,234)	1,534
Foreign currency translation adjustments	(553)	(316)
Balance as of end of year	(9,646)	(8,428)

As of December 31, 2021, the Group had net operating loss carried forward from the PRC entities of $90,123. The carry forward loss of $9,829, $15,654, $11,650, $37,883 and $15,107 will expire by 2022, 2023, 2024, 2025 and 2026, respectively, if not utilized.

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended December 31,
	2019	2020	2021
Income (loss) before income taxes	2,015	(40,783)	6,984
Income tax expense computed at an applicable tax rate of 25%	504	(10,196)	1,746
Permanent differences	108	2,975	2,169
Effect of income tax rate difference in other jurisdictions	2,092	1,202	1,059
Change in valuation allowance	837	6,234	(1,534)
	3,541	215	3,440

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

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned by PRC subsidiaries after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. As of December 31, 2021, the Company’s subsidiaries, the VIEs, and VIEs’ subsidiaries and kindergartens located in the PRC recorded aggregate accumulated deficits. Accordingly, no deferred tax liabilities has been accrued for the Chinese dividend withholding taxes.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2019, 2020 and 2021. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20.         EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $13,041, $9,136 and $11,698 for the years ended December 31, 2019, 2020 and 2021, respectively. As a result of COVID-19, the PRC government exempted or reduced certain enterprises’ contributions to basic pension insurance, unemployment insurance, and work injury insurance (“certain social insurance”). The Company’s PRC subsidiaries and VIEs were exempted from contributions to certain social insurance between February 2020 and December 2020. The exemption was recognized as a reduction of cost of revenues and operating expenses in the amount of $3,491 for the year ended December 31, 2020.

21.         NET INCOME/LOSS PER SHARE

Basic and diluted net (loss) income per share for each of the periods presented were calculated as follows. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per ordinary share.

	Years ended December 31,
	2019	2020	2021
Numerator:
Net (loss) income attributable to ordinary shareholders of RYB Education, Inc. for computing basic and diluted net (loss) income per ordinary share	(2,434)	(37,280)	6,790
Denominator:
Weighted average ordinary shares outstanding used in computing basic net (loss) income per ordinary share	28,074,624	28,122,851	28,208,734
Effects of dilutive securities
Options	—	—	700,715
Nonvested shares	—	—	53,031
Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	28,074,624	28,122,851	28,962,480
Net (loss) income per ordinary share-basic	(0.09)	(1.33)	0.24
Net (loss) income per ordinary share-diluted	(0.09)	(1.33)	0.23

For the years ended December 31, 2019, 2020 and 2021, the following shares outstanding were excluded from the calculation of diluted net (loss) income per ordinary share, as their inclusion would have been anti-dilutive for the periods presented.

	Years ended December 31,
	2019	2020	2021
Share options	4,008,558	4,556,458	3,315,748
Nonvested shares	383,534	582,876	17,000
	4,392,092	5,139,334	3,332,748

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

22.         RELATED PARTY TRANSACTION

(1)  Related parties

Name of related parties	Relationship with the Group
Ms. Zhiying Li	Spouse of Mr. Chimin Cao, who is Chairman of the Board of Directors of the Company

(2)  The related party transactions are as follows:

	Years ended December 31,
	2019	2020	2021
Rental expense recorded:
Ms. Zhiying Li (i)	492	586	627
	492	586	627

(i)	The transactions with the related party shown above represent the office rental expenses recorded in each year.

23.         COMMITMENTS AND CONTINGENCIES

Purchase commitments

Future minimum purchase obligations payments under non-cancelable purchase agreements related to curriculum collaboration with international institutions consisted of the following at December 31, 2021:

Years ending December 31,
2022	475
2023	340
2024	342
2025	122
2026	142
2027 and thereafter	2,562
3,983

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

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

Currently, the Group has not received private school operation permits or registration certificates for private non-enterprise entities for certain directly operated kindergartens, and the Group is in the process of obtaining the permits or certificates for these kindergartens. During the years ended December 31, 2019, 2020, 2021, net revenues generated from these kindergartens were $9,559, $6,110, and $6,321 respectively.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Decision on Amending the Law on the Promotion of Private Education of the PRC (the “Amended Private Education Law”), which became effective on September 1, 2017. On December 29, 2018, the Decision of the Standing Committee of the National Peoples Congress on Amending the Seven Laws of the Labor Law of the PRC was promulgated by Order No. 24 of the President of the PRC and took into effect on the same date, which made two minor adjusts to Article 26 and Article 64 of the Amended Private Education Promotion Law. On November 7, 2018, the Central Committee of the Communist Party of China and the State Council promulgated the Opinions of the CPC Central Committee and State Council on Deepening Reform in Preschool Education. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, or the PE Implementation Rules, which became effective on April 1, 2004. PE Implementation Rules was amended on April 7,2021, and took effective on September 1, 2021. Due to lack of authoritative interpretation and implementation guidance, the potential impact related to the Group not fully complying with the Amended Private Education Law or any relevant regulations cannot be reasonably estimated at the issuance of this report.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

The Group has four operating segments, including PRC kindergartens, PRC play-and-learn centers, Singapore kindergartens, student care centers and others, and others.

The Group’s CODM evaluates performance based on each reporting segment’s revenue, costs of revenues and gross profit (loss). Revenues, cost of revenues and gross profits (loss) by segment are presented below. Separate financial information of operating income by segment is not available.

	Years ended December 31,
	2019	2020	2021
Net revenues:
PRC kindergartens	131,427	68,319	128,402
PRC play-and-learn centers	24,901	12,215	13,254
Singapore kindergartens, student care centers and others	19,073	25,964	31,007
Others	6,882	3,217	7,650
Total net revenues	182,283	109,715	180,313

Cost of revenues:
PRC kindergartens	113,315	78,901	106,566
PRC play-and-learn centers	14,269	8,610	8,634
Singapore kindergartens, student care centers and others	16,200	21,513	25,362
Others	11,750	7,877	8,580
Total cost of revenues	155,534	116,901	149,142

Gross profit (loss)
PRC kindergartens	18,112	(10,582)	21,836
PRC play-and-learn centers	10,632	3,605	4,620
Singapore kindergartens, student care centers and others	2,873	4,451	5,645
Others	(4,868)	(4,660)	(930)
Total gross profit (loss)	26,749	(7,186)	31,171

The Group’s CODM does not review the financial position by operating segments, thus total assets by operating segment are not presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

24.         SEGMENT INFORMATION - continued

Geographical information

The Company’s operations are located in the PRC and Singapore. The Company’s revenues and long lived assets by geographic areas (based on location of customers) are detailed below:

	Years ended December 31,
	2019	2020	2021
Net Revenues:
PRC	163,210	83,751	149,306
Singapore	19,073	25,964	31,007
	182,283	109,715	180,313

	As of December 31,
	2020	2021
Long-lived assets:
PRC	128,206	102,769
Singapore	15,600	13,992
	143,806	116,761

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

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. The Company’s subsidiaries, the VIEs, and VIEs’ subsidiaries, contributed $nil and $nil the general reserve during the years ended December 31, 2020 and 2021, respectively.

PRC laws and regulations require kindergartens that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the kindergarten or procurement or upgrading of educational facility. For kindergartens that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Group’s kindergartens, amounts contributed to the reserve of $592 and $512 the years ended December 31, 2020 and 2021, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Group’s PRC entities can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s PRC entities are restricted from transferring their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s PRC entities. The Group’s restricted net assets was $13,356 as of December 31, 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

26.         SUBSEQUENT EVENT

To better adapt to the evolving trends of the education sector in China, management of the Group has been considering the plan to sell the directly operated kindergarten business in China as a group and has initiated the action to locate buyers since January 2022. On March 1, 2022, the subsidiaries of the Company, RYB Technology and TJ Qiyuan have entered into termination agreements with certain variable interest entities, Beijing RYB and Beiyao. By entering into those termination agreements, the Company will no longer be the primary beneficiary of its directly operated kindergarten business in China beginning on April 30, 2022, when the Divestiture will become effective (“the date of the Divestiture”). The Divestiture aims to fully address compliance requirements with regard to relevant laws and regulations (including the Opinions of the State Council on Deepening Reform and Standardized Development of Preschool Education as well as the Regulations on the Implementation of the Law on the Promotion of Private Education).

This Divestiture includes the termination of agreements by and among RYB Technology, TJ Qiyuan, Beijing RYB, Beiyao and their shareholders. As a result, 90 directly operated kindergartens in China will be divested. As the consideration for the termination of VIE agreements, an aggregate amount of RMB158.5 million will be paid in installments to RYB Technology and TJ Qiyuan. At the same time, to ensure ongoing stability and sustained provision of quality kindergarten education, the subsidiaries of the Company have entered into a series of service agreements to provide brand royalty, training, management IT system, recruitment, and curriculum design services to the previous VIEs and/or their subsidiaries.

As part of the Divestiture, RYB Technology has entered into a loan agreement with Beijing RYB and Beiyao to reflect the net balance of historical inter-company lending and borrowing as of the date of the Divestiture, the exact amount of which is subject to the further audit procedure completion.

The following tables summarize the unaudited pro forma statements of financial position and pro forma unaudited statements of operations of all the entities as a group (“Divesture part”) that would be deconsolidated through the Divestiture, as well as those of all entities that remain in the Group (“Non Divestiture part”) as of and for the year ended December 31, 2021, as if the Divestiture had become effective on January 1, 2021. Service fees which would be collected by the Non Divestiture part from the Divestiture part starting from April 30, 2022, and the income tax impact of the Divestiture are not reflected in the unaudited pro forma financial statements. The Divestiture journal entry reflects the balance of receivable and gain from the Divestiture by the Non Divestiture part.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

26.         SUBSEQUENT EVENT - continued

UNAUDITED PRO FORMA STATEMENTS OF FINANCIAL POSITION

	As of December 31, 2021
			Pro Forma	Non
	Consolidated	Divestiture	Adjustment	Divestiture
ASSETS
Current assets
Cash and cash equivalents	65,263	31,892	—	33,371
Term deposits	215	215	—	—
Accounts receivable	1,300	27	—	1,273
Inventories	6,130	—	—	6,130
Prepaid expenses and other current assets	9,344	6,409	—	2,935
Total current assets	82,252	38,543	—	43,709

Non-current assets
Restricted cash	993	993	—	—
Property, plant and equipment, net	39,379	32,967	—	6,412
Goodwill	42,102	22,925	—	19,177
Intangible assets, net	12,737	1,638	—	11,099
Long-term investments	169	—	—	169
Deferred tax assets	22,803	13,969	—	8,834
Other non-current assets	8,668	3,194	—	5,474
Operating lease right-of-use assets	73,973	49,581	—	24,392
Amounts due from related parties (for Divestiture)	—	—	22,576	22,576
Amounts due from related parties	—	—	44,664	44,664
TOTAL ASSETS	283,076	163,810	67,240	186,506

LIABILITIES
Current liabilities
Prepayments from customers, current portion	4,919	183	—	4,736
Accrued expenses and other current liabilities	55,642	32,337	—	23,305
Income tax payable	20,888	20,020	—	868
Operating lease liabilities, current portion	13,890	8,503	—	5,387
Deferred revenue, current portion	27,019	18,865	—	8,154
Long-term debt, current portion	—	—	—	—
Amounts due to related parties	—	44,664	44,664	—

Total current liabilities	122,358	124,572	44,664	42,450

Non-current liabilities
Prepayments from customers, non-current portion	1,461	540	—	921
Deferred revenue, non-current portion	999	—	—	999
Other non-current liabilities	11,645	2,071	—	9,574
Deferred income tax liabilities	1,768	14	—	1,754
Operating lease liabilities, non-current portion	65,689	47,239	—	18,450

TOTAL LIABILITIES	203,920	174,436	44,664	74,148

NET ASSETS (LIABILITIES)	79,156	(10,626)	22,576	112,358

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

26.         SUBSEQUENT EVENT - continued

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

	For the year ended December 31, 2021
			Divestiture	Non
	Consolidated	Divestiture	Adjustment	Divestiture
Net revenues	180,313	102,966	—	77,347

Cost of revenues	149,142	94,590	—	54,552

Gross profit	31,171	8,376	—	22,795

Selling expenses	2,491	1,291	—	1,200
General and administrative expenses	20,286	2,181	—	18,105
Impairment loss on goodwill	4,559	4,559	—	—

Total operating expenses	27,336	8,031	—	19,305

Operating income	3,835	345	—	3,490

Interest income	219	144	—	75
Government subsidy income	2,491	1,053	—	1,438
Gain (loss) on disposal of subsidiaries	439	459	—	(20)
Gain on divestiture		—	34,068	34,068

Income before income taxes	6,984	2,001	34,068	39,051
Less: Income tax expenses	3,440	1,126	—	2,314

Income before loss from equity method investments	3,544	875	—	36,737
Loss from equity method investments	(15)	(8)	—	(7)

Net income	3,529	867	34,068	36,730

On April 30, 2022, Zhudou Investment (Beijing) Co., Ltd. (“Zhudou Investment”), together with its shareholders and its subsidiaries, entered into the exclusive consultation and service agreement, business operation agreement, exclusive option agreement and equity pledge agreement with one of the Company’s subsidiaries. In addition, Zhudou Investment and the shareholders of Zhudou Investment have signed the power of attorney and spouses of the shareholders of Zhudou Investment have signed the spousal consent respectively. Two of Zhudou Investment’s subsidiaries both hold valid Internet Content Provider license, which, pursuant to PRC laws and regulations, can only be held by companies with an ultimate capital contribution percentage by foreign investor(s) not exceed 50%, other than certain exceptions, and the main foreign investor must satisfy a number of stringent performance and operational experience requirements.