Form 20-F
period 2022-12-31
Gravitas Education Holdings, Inc.
filed 2023-04-28
CIK 1708441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number 001-38203

Gravitas Education Holdings, Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang

Fengtai District, Beijing 100078

People’s Republic of China

(Address of principal executive offices)

Siyuan Wang, Chief Financial Officer

3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang

Fengtai District, Beijing 100078

People’s Republic of China
Phone: (86 10) 8767 5611
Email: wangsiyuan@geh.com.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing 20 Class A ordinary shares Class A ordinary shares, par value US$0.001 per share*	GEHI	New York Stock Exchange

*Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares. Effective on October 14, 2022, the ratio of ADSs to our common shares was changed from one ADS representing one Class A ordinary share to one ADS representing 20 Class A ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, there were 28,200,755 ordinary shares outstanding, par value US$0.001 per share, being the sum of 21,251,614 Class A ordinary shares (excluding treasury shares) and 6,949,141 Class B ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

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

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

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

☐ Yes ☐ No

i

ii

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“2022 Divestiture” is to a series of restructuring transactions to unwind the historical contractual agreements with the former VIE to divest our directly operated kindergarten business in China and to form new contractual agreements with the new VIE;
●	“2023 Divestiture” is to the transaction pursuant to which we will divest all of our education business in China to Rainbow Companion, Inc. (the “2023 Divestiture Purchaser”), a purchaser consortium formed by Joy Year Limited, Bloom Star Limited, Ascendent Rainbow (Cayman) Limited (and its affiliates, “ACP”), Trump Creation Limited and China Growth Capital Limited (collectively, the “Founding Shareholders”) and their affiliates;
●	“ADSs” are to our American depositary shares. Prior to October 14, 2022, each of our ADSs represented one Class A ordinary share. On October 14, 2022, we effected a change in the ratio of our ADSs to Class A ordinary shares from one ADS representing one Class A ordinary share to one ADS representing 20 Class A ordinary shares (the “ADS Ratio Change”). Except as otherwise noted, the ADS Ratio Change has been retroactively reflected in this annual report on Form 20-F;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong and Macau;
●	“Class A ordinary shares” are to our class A ordinary shares, par value US$0.001 per share;
●	“Class B ordinary shares” are to our class B ordinary shares, par value US$0.001 per share;
●	“Closing” is to the date of closing of the Merger.
●	“Effective Time” is to the effective time of the Merger.
●	“former VIE” are to the former consolidated variable interest entities, including Beijing RYB Children Education Technology Development Co., Ltd., Beiyao Technology Development Co., Ltd., and their subsidiaries, who become our educational service customers under a new series of service agreements after the 2022 Divestiture;
●	“GEHI” are to Gravitas Education Holdings, Inc.;
●	“Merger” is to the transaction pursuant to a series of definitive agreements, dated April 18, 2023, through which we will acquire a Cayman Islands exempted company limited by shares (“eLMTree”) to be formed by Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), by way of the merger of Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of our company (“Merger Sub”) with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of our company (the “Merger”).
●	“new VIE” are to the new consolidated variable interest entities, including Zhudou Investment (Beijing) Co., Ltd., or Zhudou Investment, and its subsidiaries;
●	“ordinary shares” or “shares” are to our Class A ordinary shares and Class B ordinary shares;
●	“RMB” and “Renminbi” are to the legal currency of mainland China;
●	“SGD$” and “Singapore dollar” are to the legal currency of Singapore;

●	“teaching facilities in our network” are to our directly operated or franchise kindergartens, play-and-learn centers and student care centers that are in operation, and references to our directly operated kindergartens include facilities that are in the process of obtaining the private school operation permits or registration certificates for private non-enterprise entities but contribute to our tuition fee revenues;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“VIE” are to the consolidated variable interest entities, the subsidiaries of the consolidated variable interest entities and the non-enterprise entities sponsored by the consolidated variable interest entities, including but not limited to the former VIE and the new VIE for the effective period of their respective contractual arrangements;
●	“we,” “us,” “our company” and “our” are to Gravitas Education Holdings, Inc. (formerly known as RYB Education, Inc.), our Cayman Islands holding company, and its subsidiary, and, in the context of describing our operations and consolidated financial information, the VIE in mainland China, including, but not limited to, Beijing RYB Children Education Technology Development Co., Ltd., or Beijing RYB, and Zhudou Investment (Beijing) Co., Ltd., or Zhudou Investment, for the effective period of their respective contractual arrangements.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the early childhood education industry in China;
●	our expectations regarding demand for our educational products and services;
●	our expectations regarding our relationships with the divested kindergartens, educational service customers including the former VIE, kindergartens operated by the franchisees, students and their parents, business partners and our other stakeholders;
●	the effect of the Merger on our ability to maintain relationships with our customers and business partners, or on our operating results and business generally;
●	competition in our industry; and
●	relevant government policies and regulations relating to our industry.

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

ITEM 3.       KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

GEHI is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its variable interest entity, or VIE. We conduct our business in mainland China through (i) our subsidiaries incorporated in mainland China, or mainland China subsidiaries, and (ii) the former VIE and the new VIE in mainland China with which we maintained contractual arrangements. Foreign investment in the education industry and value-added telecommunication industry in mainland China is extensively regulated and subject to numerous restrictions. Accordingly, we historically operated these businesses in mainland China through the former VIE, and relied on contractual arrangements among our mainland China subsidiaries, the former VIE and their shareholders to control the business operations of the former VIE. We have entered into agreements with former VIE to terminate the contractual arrangements in March 2022, pursuant to which the previous contractual arrangements were terminated, and we divested our directly operated kindergarten business on April 30, 2022. Pursuant to the laws and regulations of mainland China, ICP license can only be held by companies with an ultimate capital contribution percentage by foreign investor(s) not exceed 50%. Accordingly, in April 2022, we entered into a series of contractual agreements with Zhudou Investment, or the new VIE, and its shareholders and its subsidiaries for licensing concern. See “Item 4. Information on the Company—C. Organizational Structure” for further details. This structure involves unique risks to investors. Regulatory authorities of mainland China could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or become worthless. For a detailed discussion of risks facing the Company as a result of this structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” Holders of our ADSs are not holding equity interest in the VIE in mainland China but instead are holding equity interest in Gravitas Education Holdings, Inc., a holding company incorporated and domiciled in the Cayman Islands. Investors of GEHI may never hold equity interests in our operating companies in mainland China.

A series of contractual agreements, including powers of attorney, exclusive consulting and services agreement, exclusive option agreement, equity disposal agreement, equity interest pledge agreements, business operation agreement, confirmation letter and spousal consent letter, were entered into by and among our wholly owned mainland China subsidiaries, the former VIE, and their shareholders. As a result of the contractual arrangements, we have obtained the power to direct the activities of the former VIE and have consolidated the financial results of the former VIE in our consolidated financial statements for the effective period of the respective contractual arrangements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Former VIE and Their Respective Shareholders.”

In March and April 2022, we entered into a series of restructuring transactions to unwind our historical contractual agreements with the former VIE to divest our directly operated kindergarten business in mainland China and to form new contractual agreements with the new VIE (the “2022 Divestiture”). The 2022 Divestiture was mainly motivated by our aim to fully address compliance requirements in the early childhood education industry, as well as commercial objectives to transform and elevate our service offering. We planned on transitioning our business model to become an educational services output platform and would derive significant revenue through such transition. As a result of the 2022 Divestiture, an aggregate amount of RMB158.5 million would be paid in installments to our subsidiaries as compensation for the termination of VIE agreements. For the year ended December 31, 2022, consideration for the termination of VIE agreements was fully impaired and a loss of US$22.1 million was recognized. Additionally, we have entered into a series of service agreements with a term of 15 years with the former VIE, at arm’s-length terms under which our subsidiaries continuingly provide brand royalty, training, management IT system, recruitment, and curriculum design services to the former VIE and the kindergartens operated by them. For detailed information regarding all material financial impacts related to the 2022 Divestiture, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Impact by the 2022 Divestiture” and notes 1 and 3 to our consolidated financial statements, which are included in this annual report.

We, through Qiyuan Education Technology (Tianjin) Co., or TJ Qiyuan, had entered into a series of contractual arrangements with the new VIE and the nominee shareholders of the new VIE following the termination of the former VIE on April 30, 2022. These contractual agreements include exclusive consultation and service agreements, business operation agreements, powers of attorney, equity pledge agreements, exclusive option agreements and spousal consent letters. During the effective period of these contractual arrangements, these contractual arrangements would enable us to: (i) receive the economic benefits that could potentially be significant to the new VIE in consideration for the services provided by our subsidiaries; (ii) direct the activities of the new VIE; and (iii) hold an exclusive option to purchase all or part of the equity interests in and assets of the new VIE when and to the extent permitted by the laws and regulations of mainland China. Revenues contributed by the new VIE accounted for 3.4%, 4.3% and 0.9% of our total revenues for continuing operations for the years of 2020, 2021 and 2022, respectively. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the New VIE and Its Respective Shareholders.”

The following diagram illustrates our corporate structure, including our principal subsidiaries, principal VIE and its principal subsidiaries, and other entities that are material to our business, as of the date of this annual report:

Gravitas Education Holdings, Inc.
Precious Companion Group Limited
Outside PRC
Inside PRC
Qiyuan Education Technology (Tianjin) Co., Ltd. (TJ Qiyuan)
Zhudou Investment (Beijing) Co., Ltd (Zhudou Investment)
50%
Ms. Yin Xiao(1)
50%
Ms. Yun Gu(1)
Beijing Aizhudou Culture Development Co., Ltd
Beijing iLove Education Technology Co., Ltd.

Equity/Sponsorship interest (100% unless otherwise specified)

(1)	Ms. Yin Xiao and Ms. Yun Gu are beneficial owners of the shares of Zhudou Investment and hold 50% and 50% equity interests in Zhudou Investment, respectively.

This type of corporate structure may affect investors and the value of their investment. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in the courts of mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for a certain portion of our business operations, which may not be as effective as direct ownership in providing operational control,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its founders and owners. It is uncertain whether any new laws or regulations of mainland China relating to VIE structures will be adopted or if adopted, what they would provide. As a result, we may face challenges enforcing these contractual arrangements due to legal uncertainties and jurisdictional limits. Additionally, the regulatory authorities of mainland China may in the future take a different view towards the compliance status of our Cayman Islands holding company and its contractual arrangements with the VIE. If we or the VIE is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities of mainland China would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our business operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations,” and “—Risks Related to Doing Business in China—Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. If the PRC government deems that our contractual arrangements with the VIE do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our mainland China subsidiaries and VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving laws and regulations of mainland China. The PRC government authorities amend and/or issue the rules, regulations and guidelines regarding the preschool education industry from time to time, such as the Opinions of the Central Committee of the Communist Party of China and State Council on Deepening Reform and Standardized Development in Preschool Education issued in November 2018, the Implementing Regulations for the Law for Promoting Private Education of the PRC newly amended and became effective on September 1, 2021, and the PRC Preschool Education Law (Draft for Comments) promulgated on September 7, 2020, and has not officially become effective. According to the aforementioned regulations, (i) private schools are divided into non-profit or for-profit private schools, (ii) social capital is not allowed to control non-profit kindergartens or kindergartens that are sponsored by state-owned assets or collectively-owned assets, (iii) private schools providing compulsory education shall not conduct any transaction with any related party. We are of the view that we are in material compliance with the aforementioned regulations, which are currently and officially effective. However, there are substantial uncertainties regarding the interpretation and application of current and future laws and regulations of mainland China, and the regulatory authorities of mainland China may take a view that is contrary to the opinion of ours. We are also of the view that government enforcement of the aforementioned regulations is strong, and the divestiture of our mainland China kindergarten business aligned with the facts that (i) an increasing number of private kindergartens directly operated by us were requested by local education authorities to transfer into public kindergartens that are sponsored by the local education authorities or their designated entities, (ii) during the actual operation of some kindergartens that leased and/or are leasing government properties, the lessors were and/or are not willing to renew the leases; (iii) we noticed some public news reported that several private schools were donated to the government as a whole and turned into government-run schools. The 2022 Divestiture allowed us to ensure that the divested kindergartens are in compliance with the laws and regulations by the relevant government authorities, and these kindergartens would continue to provide quality pre-school education programs for the students and families. As we evolve to become an education service output platform, we are substantially not under the direct restriction or influence of the aforementioned laws and regulations on the pre-school education industry. At the same time, we continue to work towards providing developing and providing comprehensive brand royalty, training, management IT system, recruitment, and curriculum design service to the divested kindergartens and third-party kindergarten.

Also, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the possible lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors pursuant to the announcement of the PCAOB issued on December 16, 2021. This may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

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

Risks and uncertainties arising from the PRC legal system, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the legal system of mainland China could adversely affect us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdiction where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Our auditor, Marcum Asia CPAs LLP, and our former auditor, Friedman LLP, which merged with and into Marcum LLP on September 1, 2022, are accounting firms based in New York that are registered with the PCAOB and can be inspected by the PCAOB. Neither Marcum Asia CPAs LLP nor Friedman LLP were included in the PCAOB’s December 15, 2021 determiantion. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely our auditor, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in mainland China through our subsidiaries and the VIE in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As advised by Commerce & Finance Law Offices, our mainland China legal counsel, as of the date of this annual report, except as otherwise stated in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to obtain all necessary approvals, licenses and permits or to make all necessary registrations and filings for our educational and other services in the countries in which we operate” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Certain of the operations by the former VIE may be deemed by PRC government authorities to be carried out by entities beyond their authorized business scope,” our subsidiaries and the new VIE in mainland China have obtained the requisite licenses and permits from the PRC government authorities for the business operations of our holding company and the new VIE in mainland China, including, among others, the business license and the ICP license. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— We may not be able to obtain all necessary approvals, licenses and permits or to make all necessary registrations and filings for our educational and other services in the countries in which we operate” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Certain of the operations by the former VIE may be deemed by PRC government authorities to be carried out by entities beyond their authorized business scope.”

Furthermore, in connection with our issuance of securities to foreign investors, under current laws, regulations and regulatory rules of mainland China, as of the date of this annual report, we and our subsidiaries and the new VIE in mainland China, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC government authority. The basis for the conclusion that we are not required to have a cybersecurity review by the CSRC or the CAC as of the date of this annual report is as follows: (i) no detailed rules or implementation rules have been issued by any authority; (ii) we have not been informed that we are a critical information infrastructure operator by any government authorities, as the Security Protection Regulations for Critical Information Infrastructure which became effective on September 1, 2021, stipulates that government authorities shall organize the identification of critical information infrastructure of respective industries and fields and notify the operators; (iii) we do not hold personal information of over one million users; and (iv) according to the Cybersecurity Review Measures, the cybersecurity review is organized by the Office of Cybersecurity Review, which is located in the CAC, while the CSRC is not the competent authority to organize the cybersecurity review. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash Flows through Our Organization

GEHI is a holding company with no operations of its own. We conduct our business in mainland China through our subsidiaries and the VIE in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, GEHI’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our mainland China subsidiaries and license and service fees paid by the VIE. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to GEHI. In addition, our mainland China subsidiaries are permitted to pay dividends to GEHI only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our mainland China subsidiaries and VIE are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 3. Key Information—Financial Information Related to the VIE” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under the laws and regulations of mainland China, our mainland China subsidiaries and VIE are subject to certain restrictions and limitations with respect to paying dividends or otherwise transferring any of their net assets to us and our U.S. investors as well as to settle amounts owed under the VIE agreements. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our mainland China subsidiaries and the net assets of the VIE in which we have no legal ownership, totaling US$7.2 million, US$13.4 million and US$7.4 as of December 31, 2020, 2021 and 2022, respectively.  For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under the laws of mainland China, GEHI may provide funding to our mainland China subsidiaries only through capital contributions or loans, and to the former and new VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2020, 2021 and 2022, GEHI extended loans with outstanding principal amount of US$34.4 million, US$34.4 million and US$29.4 million, respectively, to our intermediate holding companies and subsidiaries and the former VIE. Further, our mainland China subsidiaries received nil, nil and nil as capital contributions, respectively, and the former VIE received nil, nil and nil as capital or investment, respectively. The mainland China subsidiaries received nil, US$11.5 million and US$2.8 million from the former VIE for daily operation for the years ended December 31, 2020, 2021 and 2022, respectively. The former VIE received US$52.0 million, nil and nil million from our mainland China subsidiaries for daily operation for the years ended December 31, 2020, 2021 and 2022, respectively. The former VIE may transfer cash to our mainland China subsidiaries by paying services fees according to the contractual agreements. The former VIE paid our mainland China subsidiaries service fees US$4.5 million, US$4.9 million and US$6.4 million for the years ended December 31, 2020, 2021 and 2022, respectively. For the year ended December 31, 2022, GEHI extended loans with outstanding principal amount of nil to the new VIE. Further ,the new VIE received nil as capital or investment. The mainland China Subsidiaries received nil from the new VIE for daily operation for the year ended December 31, 2022, The new VIE received US$0.2 million from our mainland China subsidiaries for daily operation for the year ended December 31, 2022. The new VIE may transfer cash to our mainland China subsidiaries by paying services fees according to the contractual agreements. The new VIE paid our mainland China subsidiaries service fees of nil for the year ended December 31, 2022, We do not have cash management policies that dictate how funds are transferred between us, our subsidiaries, the VIE or investors as of the date of this annual report. For more details, see “Item 3. Key Information—Financial Information Related to the VIE.”

GEHI has not declared or paid any cash dividends. However, we expect to make a cash dividend distribution on our ordinary shares, conditional upon the Closing of the Merger, and expect to declare such cash dividend using the remaining proceeds of our initial public offering. The terms and conditions of the cash dividend have not been finalized and are subject to change. We intend to make further announcements as and when appropriate. GEHI has no intention to distribute earnings, but our mainland China subsidiaries have settled and will settle amounts with the VIEs under the VIE agreements for both the former VIE and the new VIE. We intend to pay dividends in an amount that will allow us to retain sufficient liquidity to fund our obligations as well as to execute our business plan going forward. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For mainland China and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the VIE

The following tables provide condensed consolidating schedules depicting the financial position, cash flows, and results of operations for the parent, subsidiaries, the VIE, and any eliminating adjustments and consolidated totals (in thousands of USD) as of and for the years ended December 31, 2020, 2021 and 2022.

Discontinued operations

In March and April 2022, we entered into a series of restructuring transactions to unwind our historical contractual agreements with the former VIE to divest our directly operated kindergarten business in mainland China and to form new contractual agreements with the new VIE (the “2022 Divestiture”). At the end of April 2022, the 2022 Divestiture had been consummated. Upon the consummation of the 2022 Divestiture, the former VIE and its 90 directly operated kindergartens in China had been divested. The 2022 Divestiture represented a strategic shift that has a major effect on our company’s operations and financial results, the business operated by the former VIE, including the divested kindergartens, has been reclassified as discontinued operations. For all periods presented, the assets and liabilities of the discontinued

operations are presented separately on the consolidated balance sheets, and the results of the discontinued operations, less income taxes, are reported as a separate component of income, which is income from discontinued operations, on the consolidated statements of operation and comprehensive (loss) income. Consequently, our remaining business after the 2022 Divestiture has been reclassified as continuing operations.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended December 31, 2022
	Gravitas
	Education	Company			Consolidated
	Holdings, Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Statements of Operations Data:
Continuing operations
Net revenues	—	49,582	6,441	(6,009)	50,014
Cost of revenues	—	48,913	2,650	(6,009)	45,554
Gross profit (loss)	—	669	3,791	—	4,460
Net income (loss)	(41,371)	(55,652)	5,402	45,738	(45,883)

	For the Year Ended December 31, 2021
	Gravitas
	Education	Company			Consolidated
	Holdings, Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Statements of Operations Data:
Continuing operations
Net revenues	—	49,671	2,398	(164)	51,905
Cost of revenues	—	47,184	2,380	(164)	49,400
Gross profit (loss)	—	2,487	18	—	2,505
Net income (loss)	6,790	(1,795)	9,339	(10,805)	3,529

	For the Year Ended December 31, 2020
	Gravitas
	Education	Company			Consolidated
	Holdings, Inc.	Subsidiaries	VIE	Eliminations	Total

		(US$in thousands)
Selected Consolidated Statements of Operations Data:
Continuing operations
Net revenues	—	40,964	1,462	—	42,426
Cost of revenues	—	40,094	3,353	—	43,447
Gross profit (loss)	—	870	(1,891)	—	(1,021)
Net income (loss)	(37,280)	(1,229)	(34,938)	32,264	(41,183)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2022
	Gravitas
	Education	Company			Consolidated
	Holdings, Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	16,620	13,574	974	—	31,168
Total current assets	54,044	9,761	1,624	(24,184)	41,245
Total assets	25,928	15,876	4,417	34,452	80,673
Total current liabilities	50	52,287	5,540	(25,644)	32,223
Total liabilities	50	74,114	7,254	(25,644)	55,774
Total equity	25,878	(58,349)	(2,837)	60,096	24,788

	As of December 31, 2021
	Gravitas
	Education	Company			Consolidated
	Holdings, Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	21,442	10,857	32,964	—	65,263
Total current assets	58,608	16,410	47,171	(39,937)	82,252
Total assets	67,496	60,725	171,872	(17,017)	283,076
Total current liabilities	25	63,985	98,706	(40,358)	122,358
Total liabilities	25	78,297	165,956	(40,358)	203,920
Total equity	67,471	(22,142)	7,252	21,633	74,214

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2022
	Gravitas
	Education	Company			Consolidated
	Holdings, Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	(4,822)	6,006	715	—	1,899
Net cash generated from/(used in) investing activities	—	11,425	(31,352)	(14,715)	(34,642)
Net cash generated from/(used in) financing activities	—	(16,881)	(534)	14,715	(2,700)
Exchange rate effect on cash and cash equivalents and restricted cash	—	2,166	(1,811)	—	355
Net increase/(decrease) in cash and cash equivalents and restricted cash	(4,822)	2,716	(32,982)	—	(35,088)
Cash and cash equivalents and restricted cash at the beginning of year	21,442	10,858	33,956	—	66,256
Cash and cash equivalents and restricted cash at the end of year	16,620	13,574	974	—	31,168

	For the Year Ended December 31, 2021
	Gravitas
	Education	Company			Consolidated
	Holdings, Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	(2,665)	7,854	14,041	—	19,230
Net cash generated from/(used in) investing activities	—	(14,847)	(3,135)	11,553	(6,429)
Net cash generated from/(used in) financing activities	—	10,976	(820)	(11,553)	(1,397)
Exchange rate effect on cash and cash equivalents and restricted cash	—	(1,361)	1,632	—	271
Net increase/(decrease) in cash and cash equivalents and restricted cash	(2,665)	2,622	11,718	—	11,675
Cash and cash equivalents and restricted cash at the beginning of year	24,107	8,236	22,238	—	54,581
Cash and cash equivalents and restricted cash at the end of year	21,442	10,858	33,956	—	66,256

	For the Year Ended December 31, 2020
	Gravitas
	Education	Company			Consolidated
	Holdings, Inc.	Subsidiaries	VIE	Eliminations	Total

	(US$in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from/(used in) operating activities	(173)	5,654	(12,007)	—	(6,526)
Net cash generated from/(used in) investing activities	—	51,797	(2,368)	(52,014)	(2,585)
Net cash generated from/(used in) financing activities	—	(51,918)	460	52,014	556
Exchange rate effect on cash and cash equivalents and restricted cash	—	(4,907)	(1,395)	—	(6,302)
Net increase/(decrease) in cash and cash equivalents and restricted cash	(173)	626	(15,310)	—	(14,857)
Cash and cash equivalents and restricted cash at the beginning of year	24,280	7,610	37,548	—	69,438
Cash and cash equivalents and restricted cash at the end of year	24,107	8,236	22,238	—	54,581

A.	[Reserved]

Selected Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheet data as of December 31, 2021 and 2022, and selected consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022, have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected consolidated balance sheet data as of December 31, 2020 is based on the unaudited financial data derived from our management accounts, which were adjusted to retrospectively present discontinued operations. Our historical results do not necessarily indicate results expected for any future periods. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Years Ended December 31,
	2020	2021	2022

	(in thousands of US$, except for share and per share data)
Selected Consolidated Comprehensive Statement of Operations Data
Net Revenues:
Services	35,784	43,996	44,818
Products	6,642	7,909	5,196
Total net revenues	42,426	51,905	50,014
Cost of revenues:
Services	39,831	45,731	42,428
Products	3,616	3,669	3,126
Total cost of revenues	43,447	49,400	45,554
Gross (loss)/profit	(1,021)	2,505	4,460
Operating expenses:
Selling expenses	1,104	1,439	1,935
General and administrative expenses	17,426	18,491	14,500
Impairment loss on goodwill	8,454	—	19,156
Impairment loss on long-lived assets	1,720	—	3,505
Impairment loss on consideration receivables	—	—	22,107
Impairment loss on loan receivables	—	—	23,347
Total operating expenses	28,704	19,930	84,550
Operating (loss)	(29,725)	(17,425)	(80,090)
Interest income	257	75	49
Government subsidy income	3,614	1,438	1,682
Gain (loss) on disposal of subsidiaries	205	(812)	—
Impairment loss on long-term investments	(2,432)	—	—
Loss before income taxes	(28,081)	(16,724)	(78,359)
Less: Income tax (benefit) expenses	(1,435)	2,846	829
Loss before loss from equity method investments	(26,646)	(19,570)	(79,188)
Loss from equity method investments, net of tax	(183)	(7)	(8)
Net loss from continuing operations	(26,829)	(19,577)	(79,196)
Discontinued operations:
(Loss) income from the operations of the discontinued operations, net of tax	(14,354)	23,106	2,776
Gain on the deconsolidation of the discontinued operations, net of tax	—	—	30,537
Net (loss) income from discontinued operations	(14,354)	23,106	33,313
Net (loss) income	(41,183)	3,529	(45,883)
Net (loss) income from continuing operations attributable to non-controlling interest	(116)	344	(3,486)
Increase (decrease) in redeemable noncontrolling interest from continuing operations	—	(3,450)	548
Net (loss) from discontinued operations attributable to non-controlling interest	(3,787)	(155)	(1,574)
Net income (loss) attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from continuing operations	(26,713)	(16,471)	(76,258)
Net (loss) income attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from discontinued operations	(10,567)	23,261	34,887
Net (loss) income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from continuing operations (1)
Basic and diluted	(0.95)	(0.58)	(2.70)
Net (loss) income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from discontinued operations (1)
Basic and diluted	(0.38)	0.82	1.24
Net (loss) income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. (1)
Basic and diluted	(1.33)	0.24	(1.46)
Weighted average shams used in calculating net income (loss) per ordinary share:
Basic and diluted	28,122,851	28,208,734	28,291,887

Note:

(1)

Each ADS represents 20 Class A ordinary shares. For the years ended December 31, 2018, 2019, 2020 and 2021, the number of shares used in calculating basic and diluted net income per share have been retrospectively adjusted to reflect the ADS Ratio Change.

	For the Year Ended December 31,
	2020	2021	2022
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	33,965	33,322	31,168
Current assets of discontinued operations	23,378	39,113	⸺
Total current assets	70,105	82,252	41,245
Non-current assets of discontinued operations	154,385	127,293	⸺
Total assets	302,491	283,076	80,673
Current liabilities of discontinued operations	90,828	88,720	⸺
Total current liabilities	128,357	122,358	32,233
Non-current liabilities of discontinued operations	59,587	49,605	⸺
Total Liabilities	224,824	203,920	55,774
Total Equity	67,679	74,214	24,788

	For the Year Ended December 31,
	2020	2021	2022
Selected Consolidated Cash Flow Data:
Net cash (used in) generated from operating activities	(6,526)	19,230	1,899
Net cash used in investing activities	(2,585)	(6,429)	(34,642)
Net cash generated from (used in) financing activities	556	(1,397)	(2,700)
Exchange rate effect on cash and cash equivalents and restricted cash	(6,302)	271	356
Net (decrease)/increase in cash and cash equivalents and restricted cash	(14,857)	11,675	(35,087)
Cash and cash equivalents and restricted cash at beginning of year	69,438	54,581	66,256
Cash and cash equivalents and restricted cash at end of year	54,581	66,256	31,168
Less: Cash and cash equivalents and restricted cash of discontinued operations at end of year	20,616	32,934	⸺
Cash and cash equivalents and restricted cash of continuing operations at end of year	33,965	33,322	31,168

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business

●	Uncertainties and risks accompany our strategy to divest our business of directly operated kindergartens;
●	We receive a significant portion of our revenues from a limited number of customers;
●	Our business and results of operations depend on our ability to maintain and raise the fee levels and prices of our services and products;
●	We may not be able to execute our growth strategies successfully, which may hinder our ability to capitalize on new business opportunities;

●	New legislations and changes in the regulatory requirement regarding private education and preschool education in countries where we operate may materially and directly or indirectly affect our business operations and prospects;
●	The growth of our business depends on the market recognition of our brand. If we are not able to maintain our reputation, enhance our brand recognition and continuously update our curriculum, our business and operating results may be materially and adversely affected;
●	Misbehavior or unsatisfactory performance by the teachers in the kindergartens under our brands or operated by the franchisees will hurt our reputation and potentially our operation results and financial performance;
●	Injuries, accidents, food quality incidents or other harm suffered by students or employees at the facilities under our brands or operated by the franchisees may damage our reputation and subject us to liabilities;
●	If the facilities under our brands or operated by the franchisees fail to maintain and increase student enrollment in our kindergartens and play-and-learn centers, our revenues may decline and we may not be able to maintain profitability; and
●	We face risks associated with our franchise business model.

Risks Related to Our Corporate Structure

●	GEHI is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in mainland China primarily through (i) our mainland China subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIE but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business in mainland China do not comply with the laws and regulations of mainland China, or if these regulations or the interpretation of existing regulations change in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our mainland China subsidiaries, the VIE, and investors of GEHI face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure⸺If the PRC government finds that the agreements that establish the structure for operating some of our business operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations” on pages 39 to 41 of this annual report;
●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure⸺Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on pages 41 to 42 of this annual report;

●	We rely on contractual arrangements with the VIE and its shareholders for a certain portion of our business operations, which may not be as effective as direct ownership in providing operational control. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to have the power to direct the activities of the VIE. The shareholders of the VIE may not act in the best interests of GEHI or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure⸺We rely on contractual arrangements with the VIE and its shareholders for a certain portion of our business operations which may not be as effective as direct ownership in providing operational control” on page 42 of this annual report;
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the laws of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under the laws of mainland China. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure⸺Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 42 to 43 of this annual report; and
●	The shareholders of the new VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the new VIE may breach, or cause the new VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to direct the activities of the new VIE and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Corporate Structure⸺The shareholders of the new VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” on page 43 of this annual report.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The enforcement of laws and rules and regulations in mainland China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 44 to 45 of this annual report;

●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, would subject us to sanctions imposed by the relevant PRC regulatory authority. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval of complete such filings” on pages 45 to 47 of this annual report;
●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities. The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in mainland China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities” on page 47 of this annual report;
●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺ Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on pages 47 to 48 of this annual report;
●	Uncertainties with respect to the legal system of mainland China could materially and adversely affect us. Rule and regulations in mainland China can change quickly with little advance notice. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Doing Business in China⸺Uncertainties with respect to the legal system of mainland China could adversely affect us” on page 48 of this annual report;
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws. Substantially all of our of directors and officers are located in mainland China, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China against us or our directors and officers named in the annual report based on foreign laws” on page 48 to 49 of this annual report; and
●	We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash or assets in the business is in mainland China or a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of the mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIEs by the PRC government to transfer cash or assets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 49 of this annual report.

Risks Related to Our American Depositary Shares

●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors;
●	If the market price for our ADSs remains below US$1.00 for an extended period of time, or falls to US$0.16 at any time, our ADSs may be delisted from the NYSE; and
●	Our dual class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business

Uncertainties and risks accompany our strategy to divest our business of directly operated kindergartens.

Direct operation of kindergartens has long been a driver of our growth. Historically, revenues generated from our business of directly operated kindergartens represented a significant portion of our total revenues. Upon the 2022 Divestiture, our subsidiaries have entered into a series of service agreements with the former VIE to provide a series of services to the former VIE and the kindergartens operated by them. Our results of operations and financial position will be partially dependent on the performance of the divested kindergartens, especially when some of the services to be provided are charged based on the revenues or size of the kindergartens. For instance, as a result of challenging market conditions for the divested kindergartens, two accounts receivable due to us by the former VIE were fully impaired as of December 31, 2022, and a loss of RMB317.1 million was recognized. We may experience additional reduction in revenue for our education services as a result of the uncertainties and risks associated with the divested kindergartens, which may harm our results of operations and financial conditions.

We receive a significant portion of our revenues from a limited number of customers.

We entered into agreements with the former VIE to terminate the contractual arrangements in March 2022, pursuant to which the previous contractual arrangements were terminated, and we divested our directly operated kindergarten business on April 30, 2022. In conjunction with entering into the VIE termination agreements, our subsidiaries, including RYB Technology, have entered into a series of service agreements with a term of 15 years with the former VIE, at arm’s length terms under which our subsidiaries continuingly provide brand royalty, training, management IT system, recruitment, and curriculum design services to these entities and the kindergartens operated by them. These customers account for a significant portion of our revenue. However, if they breach the agreements, materially reduce their demand for our products and services, or delay their payment for our products and services, this could increase our credit risk and have a material impact on our operations and financial results. For example, we expect to write off two account receivables, including consideration receivable for the termination of VIE agreements with an aggregate amount of RMB158.5 million (US$24 million) and loan receivable with amount of RMB158.6 million (US$24 million), from the former VIE due to their distressed financial conditions resulting from the adverse market and regulatory conditions for the operation of kindergartens. We expect these adverse market and regulatory conditions to continue to affect the former VIE, which in turn adversely affects our financial performance. We may experience a reduction in revenue for our education services, which could harm our results of operations and financial condition.

In 2021, at the request of the local education authorities, we de-registered a few of the private kindergartens directly operated by us and transferred them to public kindergartens which are sponsored by the local education authorities or their designated entities. None of the aforementioned kindergartens has been included in our consolidated financial statements for the years ended December 31, 2021 and 2022. After the 2022 Divestiture, another of our divested kindergartens was de-registered and converted to public nature at the request of local education authorities, and the former VIE could no longer control or operate these de-registered kindergartens. If the divested kindergartens continue to be so de-registered and converted into public nature, the former VIE could be adversely affected to perform their contractual obligations under the service agreements due to the reduced tuition fees to be charged by public kindergartens and restrictions imposed by local education authorities on tuition fees collectible by the former VIE, which could create additional credit risk to us and subject our operation and financial conditions to negative impact.

Our business and results of operations depend on our ability to maintain and raise the fee levels and prices of our services and products.

An important factor affecting our profitability is the tuition fees we charged at our directly operated teaching facilities before the 2022 Divestiture as well as the fees that we charge the franchisees and other business partners, and divested facilities through the former VIE after the 2022 Divestiture. We also derive a portion of revenues from sales of educational merchandise. The amounts of those fees and prices we are able to derive, except for inclusive kindergartens, are primarily determined based on the demand and popularity among children and their parents for our education services and products, the cost of our operations, the geographic markets where the facilities operate, our competitors’ pricing levels, our pricing strategy to gain market share and the general economic conditions in China and other countries in which we operate.

In addition, kindergarten tuition cannot exceed the maximum amounts on file with the local governmental pricing authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—Regulations on Education-related Fees.” Certain of our kindergartens before the 2022 Divestiture are “inclusive kindergartens” where tuition is determined by local educational authorities. We also operated certain of our kindergartens on premises leased from government bodies immediately before the 2022 Divestiture. If the divested teaching facilities are encouraged or required by relevant educational authorities to be operated as “inclusive kindergartens,” our service fee that can be derived from these teaching facilities may become lower. There can be no assurance that we will be able to maintain or raise the service fee level and other fees that we can derive from the teaching facilities in the future due to various reasons, including the failure to complete pricing filings with governmental authorities and some of the facilities being converted into inclusive kindergartens, and our business, financial position and results of operations may be materially and adversely affected in the event of our failure to maintain or steadily raise our fee levels and prices of our services and products.

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

We seek and will continue to implement various strategies to grow our business, including enhancing our service quality to the divested kindergartens, expanding the franchise network, expanding the teaching facility network, and increasing student enrollment in our Singapore operations, expanding curricula and product offerings, pursuing strategic acquisitions and investments, improving systems and infrastructures, and other future strategies that we plan to execute. These strategies may not materialize due to a number of factors, including, without limitation, the following:

●	we may fail to identify, and effectively market our services in, new geographic markets with sufficient growth potential;
●	we may be unable to successfully integrate acquired businesses, if any, with our current service offerings and achieve anticipated synergies;
●	our analysis for selecting suitable new facility locations in Singapore may not be accurate and the demand for our services at the newly selected locations may not materialize or increase as rapidly as we expect;
●	the development of new teaching facilities in Singapore may be delayed or affected by many factors, such as delays in obtaining government approvals or licenses, shortages of key construction supplies and skilled labor, construction accidents, or natural catastrophes, some of which are beyond our control;
●	we may require more time than expected, or may not be able, to obtain the accreditation for our services;

●	we may not be able to attract students and/or their parents as we further expand our teaching facility network in Singapore;
●	we may not be able to develop and upgrade our curricula and product lines that are appealing to students in the divested kindergartens or our franchise network;
●	we may not be able to continue to enhance our online offerings of courses and educational merchandise; and
●	we may not be able to adequately upgrade or strengthen our operational, administrative and technological systems and our financial and management controls to serve the divested kindergartens or to support our future expansion of our franchise network.

If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and current business, and our prospects may be materially and adversely affected as a result.

New legislations and changes in the regulatory requirement regarding private education and preschool education in countries where we operate may materially and directly or indirectly affect our business operations and prospects.

The private education industry in mainland China is subject to various rules and regulations, which are amended or updated from time to time. In the preschool education industry, PRC government authorities have recently issued new rules, regulations and guidelines that may directly or indirectly, depending on before or after the 2022 Divestiture, affect our business and results of operations. For details on recent regulations on private education, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC.”

The Law for Promoting Private Education of the PRC was promulgated in December 2002, and was amended in June 2013, and further amended in November 2016 and December 2018 (the “Amended Law for Promoting Private Education”). On May 14, 2021, the PRC State Council announced the Implementing Regulations for the Law for Promoting Private Education of the PRC (the “Implementation Rules”), which became effective on September 1, 2021. What’s more, the Central Committee of the Communist Party of China (“CPC”) and the State Council issued The Opinions of the Central Committee of the Communist Party of China and State Council on Deepening Reform and Standardized Development in Preschool Education, or Reform Opinions in November 2018. In January 2019, the General Office of the State Council issued The Circular on Initiating the Rectification of Kindergartens Affiliated to Residential Communities in Urban Areas, or Circular on Initiating the Rectification. There remain uncertainties in the interpretation and implementation of forementioned laws with respect to various aspects of the operations of a for-profit private school. In particular, (i) social capital is not allowed to control not-for-profit kindergartens or kindergartens that are sponsored by state-owned assets or collectively-owned assets, (ii) specific procedures regarding the conversion of an existing private school into a for-profit school have not yet been promulgated by most local authorities, (iii) specific conditions or requirements in respect of any preferential tax treatment which for-profit schools may enjoy have not been promulgated by relevant authorities, and (iv) private schools providing compulsory education shall not conduct any transaction with any related party.

The above laws and regulations bring significant uncertainties to our operation before the 2022 Divestiture. It is uncertain whether it would become illegal to use contractual arrangements to consolidate operation results of kindergartens under the new regulation regime for the effective period of the previous contractual arrangements. However, because (i) the Legislation Law of the PRC provides that laws, administrative regulations, local regulations, autonomous regulations, and separate regulations do not have retrospective effect other than special provisions; (ii) there is no provision in the Implementation Rules or Reform Opinions providing that it will have retrospective force; (iii) the Implementation Rules is silent on the legality of private schools, including kindergartens, controlled by citizens of mainland China through foreign-invested enterprises; and (iv) our contractual arrangements have been signed before the Implementation Rules or Reform Opinions promulgation, our mainland China legal counsel Commerce & Finance Law Offices is of the view that our contractual arrangements with the former VIE for the effective period were not in violation of applicable existing laws and regulations of mainland China, valid and binding on the parties so long as our contractual arrangements had been entered into on an arm’s length basis as business arrangements having regard to the principles of openness, fairness and justice, and they do not harm national interests, the interest of the schools, or the rights and interest of the teachers and the students. Our mainland China legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws and regulations of mainland China. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our mainland China legal counsel.

We have entered into agreements with the former VIE to terminate the contractual arrangements in March 2022, pursuant to which the previous contractual arrangements were terminated, and we divested our directly operated kindergarten business on April 30, 2022. See “Item 4. Information on the Company—C. Organizational Structure” for further details. Given the evolving regulatory environment, there is uncertainty as to how the Implementation Rules, Reform Opinions or Circular on Initiating the Rectification will be interpreted and implemented. To the extent that we are not able to fully comply with these requirements, our business, financial condition, and results of operations may be materially and adversely affected. We are unable to predict with certainty the impact, if any, that future legislation or regulations relating to the implementation of the laws promoting private education in mainland China will have on our business, financial condition, and results of operations. However, if our previous group structure or our contractual arrangements were deemed to violate any rules, laws, or regulations, the license of former VIE to operate private schools may be revoked, cancelled or not renewed and we may be exposed to other penalties as determined by the relevant government authorities. If such situations occur, our business, financial condition and prospects would be materially and adversely, directly and indirectly, affected.

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

The growth of our business depends on the market recognition of our brands. If we are not able to maintain our reputation, enhance our brand recognition and continuously update our curriculum, our business and operating results may be materially and adversely affected.

Our track record in providing quality education services established several brands in the early childhood education industry, including but not limited to the leading “RYB (红黄蓝)” brand. We believe that market recognition of our brands is a key factor to ensure our future success. As we continue to grow in size and broaden the scope of our curricula and services, however, it may become increasingly difficult to maintain the quality and consistency of the services we offer, which may negatively impact our brands and the popularity of our products and services offered thereunder.

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

Misbehavior or unsatisfactory performance by the teachers in the kindergartens under our brands or operated by the franchisees will hurt our reputation and potentially our operation results and financial performance.

The teachers in kindergartens under our brands are the ones who interact directly with the students and their families. Despite our constant emphasis on service quality, our continuous training of teachers as well as our close supervision, we cannot assure that the teachers in kindergartens under our brands will completely follow our service manual and standards at all times. Any misbehavior or unsatisfactory performance by these teachers will hurt our reputation and potentially our operation results and financial performance. A significant negative publicity associated with one kindergarten may directly affect our operation results, as children may choose to temporarily stop coming to our teaching facilities, families may decide to withdraw their children’s enrollments, and franchisees and business partners may request to terminate our relationships or delay the opening of their franchised teaching facilities. The price of our ADSs may be significantly affected as a result of such negative publicity.

Injuries, accidents, food quality incidents or other harm suffered by students or employees at the facilities under our brands or operated by the franchisees may damage our reputation and subject us to liabilities.

Operating kindergartens and play-and-learn centers involves inherent risks associated with the safety and wellbeing of our students and other people visiting or working at the teaching facilities. Teaching facilities under our brands or operated by the franchisees could face negligence claims for inadequate maintenance of the teaching facilities or lack of supervision of the teachers and other employees. In addition, any defects in indoor and outdoor playground equipment in the teaching facilities or educational tools they use in classrooms may cause harm to students. The owners of these teaching facilities, and even us, therefore, could be liable for accidents, injuries, food quality incidents or other harm to students or other people at the teaching facilities, which may adversely affect their ability to fulfill their obligations under the service agreements with us. Even if they are found not legally liable for such accidents or injuries, disputes on liabilities or general complaints by parents regarding food quality, students wellbeing or, from time to time, air quality and renovation fumes within the teaching facilities may create unfavorable publicity and our reputation may be damaged on such occasions. Additionally, although we maintain certain liability insurance, the insurance coverage may not be adequate to fully protect us from claims and liabilities, and reoccurrence of similar accidents may make it difficult for us to obtain liability insurance at reasonable prices in the future. Defending such claims may also cause us to incur substantial expenses and divert the time and attention of our management. For measures we have taken to enhance the safety of students and employees, please see “Item 4. Information on the Company—B. Business Overview—Insurance and Safety.”

If the facilities under our brands or operated by the franchisees fail to maintain and increase student enrollment in our kindergartens and play-and-learn centers, our revenues may decline and we may not be able to maintain profitability.

Our revenue from service agreements with the facilities under our brands or operated by the franchisees relies on the student enrollment in these teaching facilities. Student enrollment not only directly affects the service fees derived from these teaching facilities, it also affects the willingness of the franchisees to re-invest in and expand or continue their franchise operations within our network. We may face difficulties in increasing or maintaining the level of fees that we charge the franchisees or selling our educational merchandise through them if they find their franchise business with us unattractive. Our student enrollment is affected by several factors, including parents’ perception of the security and safety of the facilities, quality of care and education their children receive, our ability to develop new course materials and improve existing courses, effectively market and precisely target our products and services to a broader base of prospective students and parents, and respond effectively to competitions.

We face risks associated with our franchise business model.

The majority of our RYB branded play-and-learn centers are operated through franchisees. Our franchisees are an integral constituent in our business model and ecosystem and are expected to play an instrumental role in our future expansion. We are therefore subject to risks that are typically associated with the franchise business model.

A sizeable portion of our revenues is affected by the ability of our franchisees to grow their businesses. For example, part of our revenues is derived from sales of teaching tools and courses to franchisees in addition to the basic course package. Through our franchisees, we also sell educational merchandise to children enrolled in franchise kindergartens and play-and-learn centers. If our franchisees are unable to grow their business or cease to procure educational services and merchandise from us, our revenues will be negatively affected. Also, deterioration in the business operations of our franchisees can result in, among other things, their facility closures, delayed, reduced or no payments of annual and other fees and charges to us. In the event of any franchisee closure, we may need to take over the children originally enrolled in the closed facility and arrange to settle them in our directly operated or other franchisees’ facilities, or refund their fees paid, which can be costly and time-consuming.

Our success also depends on the willingness and ability of our franchisees to implement our business initiatives and strategies, including upgrades of equipment and interior decoration of teaching facilities and to remain aligned with us on business upgrade, promotional activities or capital-intensive reinvestment plans. Our control over our franchisees is based on the contracts with them and our standardized supervision and monitoring procedures, which may not be as effective as direct ownership. Although we maintain comprehensive and rigorous supervisory procedures, set standards to guide our franchisees on operations of play-and-learn centers—including requiring all our franchisees to obtain all required licenses and permits and only hire teaching staff with proper qualification and certification—and require all teachers and management personnel of our franchise teaching facilities to complete our mandatory trainings, our franchisees manage their businesses independently and are therefore responsible for the day-to-day operation of the franchise facilities and compliance with our franchise agreements. In addition, it is the franchisees and their teachers and employees that interact directly with students and their parents. In the event of any unsatisfactory performance or illegal actions by the franchisees or their employees or any incidents or operational issues in the franchise facilities, we may suffer reputational or financial damage which in turn might adversely affect our business as a whole.

In addition, the cooperation between a franchisee and us may be suspended or terminated for various reasons, including disagreements or disputes between the franchisee and us, their non-compliance with our franchise agreement, the franchisee’s failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations, or changing regulatory environment. Moreover, although we have maintained rigorous supervision of our franchisees and contractually require all of our franchisees to obtain requisite licenses or permits, certain of our franchisees may not be able to fulfill these requirements on a timely basis, potentially negatively impacting our brand image and leading us to choose to terminate our cooperation with such franchisees. Between 2020 and 2022, certain franchisees within our network failed to meet their contractual obligations and did not operate their franchise facility in accordance with our standards, resulting in us terminating our contracts with these franchisees. We may not be able to find replacements for those franchisees timely or at all. Any resulting service disruption could materially and adversely affect our brand image, reputation and financial performance.

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

Teachers and facility principals are critical to the quality of the teaching facilities under our brands and operated by the franchisees. We seek to, and help the franchisees to, recruit, train and retain qualified and dedicated teachers with necessary licenses and permits required by law, as well as principals who manage the teaching facilities. There is, however, a limited pool of teachers with the attributes we require. In addition, any foreign teachers they hire must hold valid working permits, which may not be obtained in a timely manner, or at all. During the COVID-19 pandemic, a number of our foreign teachers could not return to their positions due to travel or visa restrictions, resulting in a shortage of foreign teachers providing our curriculum, and the shortage may continue as a result of continued visa restrictions and adverse labor market conditions. Despite our various initiatives, investments to secure qualified personnel and competitive compensation, the teaching facilities under our brands and operated by the franchisees may still not be able to recruit, train and retain sufficient qualified teachers and principals to keep pace with their growth while maintaining consistent teaching quality in the different markets we serve. A shortage of qualified teachers or a deterioration in the quality of the teachers’ services, whether actual or perceived, or a significant increase in the average compensation of the kindergarten teachers, would have a material adverse effect on the teaching facilities under our brands and operated by the franchisees, and thereby adversely affecting our business, financial condition and results of operations under the service agreements.

We may not be able to obtain all necessary approvals, licenses and permits or to make all necessary registrations and filings for our educational and other services in the countries in which we operate.

To operate kindergartens and play-and-learn centers, we, our service model customers and the franchisees are required to obtain and maintain various approvals, licenses and permits and to fulfill registration and filing requirements pursuant to applicable laws and regulations in mainland China. For instance, to establish a kindergarten, a private school operation permit from the local education bureau and registration certificate for private non-enterprise entities issued by the local civil affairs bureau will be required. In addition, private school operation permits are subject to periodic renewal and kindergartens are subject to annual inspections by the competent government authorities.

Given the significant amount of discretion the local PRC government authorities may have in the interpretation, implementation and enforcement of the relevant rules and regulations, as well as other factors beyond our control, while we intend to and the franchisees, under the terms of their franchise agreements with us, are required to obtain and maintain all requisite permits and complete necessary filings and registrations on a timely basis, we cannot assure you that we and the franchisees will be able to obtain all required permits and complete the necessary filings or registrations in time. We and some of the franchisees are in the process of applying for or renewing private school operation permits and/or registration certificates for private non-enterprise entities in connection with certain kindergartens. As an interim measure pending the issuance of these permits or certificates, fees for the services we provide at the directly operated kindergartens were collected by the other VIE before the 2022 Divestiture, and we have been collecting service fees under service agreements from the former VIE since the 2022 Divestiture.

Additional requirements on permits and licenses may also apply to our operations, including the requirement to obtain a license for online transmission of audio-visual programs for providing online video-audio contents on our website or mobile apps in mainland China. Although we have tried to apply for a license for online transmission of audio-visual programs for providing online video-audio contents on our website or mobile apps, the relevant authorities have stopped issuing such licenses for educational companies in practice. In addition, according to the Opinion on Further Easing the Workload and Burden of After-school Tutoring for Students in Compulsory Education published in July 2021 by the General Office of the Chinese Communist Party and the General Office of the State Council of the People’s Republic of China and the Opinions on Standardizing Non-Disciplinary Off-Campus Training for Primary and Secondary School Students issued by the Ministry of Education and other several government departments on November 30 2022, the relevant PRC government authorities may order us to apply for private education permit or similar approvals for the operation of our directly-operated play-and-learn centers. However, as of the date of this annual report, the relevant authorities have not required us to obtain such approvals. We cannot assure you that we will be able to receive or renew all required licenses, permits or certificates in a timely manner.

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

Certain of the operations by the former VIE may be deemed by PRC government authorities to be carried out by entities beyond their authorized business scope.

Some of our former VIE in mainland China providing certain training programs directly to children or teachers currently do not list “educational training,” “children training” or similar items in their business scopes. In addition, certain former VIE provide training and education programs at the locations that are not registered in their business licenses or private school operation permits. After the 2022 Divestiture, some of the former VIE in mainland China may still provide these programs without the relevant business scopes or at the locations that are not registered in their business licenses or private school operation permits.

These former VIE are in the process of applying to expand business scopes or establish new branches that engage in providing training and education programs to include “educational training,” “children training” or items of similar nature and applying for private education permit for the facilities at these locations. There is, however, no assurance that the application will be accepted by local AIC or education bureau in a timely fashion or at all. If it comes to the attention of the relevant PRC government authorities that the above entities operate beyond their authorized business scopes, or conduct business at locations that are not registered in their licenses or permits, they may be ordered to complete the registration for change of business scope within a given period, the failing of which may subject these entities to fines, confiscation of the gains derived from the noncompliant operations or cease the noncompliant operations, which would adversely affect their ability to fulfill their obligations under the service agreements with us. In addition, according to the Opinion on Further Easing the Workload and Burden of After-school Tutoring for Students in Compulsory Education published in July 2021 by the General Office of the Chinese Communist Party and the General Office of the State Council of the People’s Republic of China and the Opinions on Standardizing Non-Disciplinary Off-Campus Training for Primary and Secondary School Students issued by the Ministry of Education and other several government departments on November 30 2022, the relevant PRC government authorities may order the above entities to apply for private education permit or the similar approvals. However, as of the date of this annual report, the relevant authorities have not required these former VIE to obtain such approvals.

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

Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our students and employees, including introducing online educational content to facilitate home-based education, and holding parent-teacher meetings online to proactively communicate our crisis relief plan and effectively retain students. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, there have been strains on our business activities in certain regions, especially Beijing, Guangdong, Shanghai and Shandong. The COVID-19 pandemic has resulted in temporary suspensions of operation of some of our facilities as requirement by the government since 2020. These events have materially and adversely affected our business since 2020 and contributed to lower tuition fees generated from the directly operated kindergartens prior to the 2022 Divestiture, decreased franchise fees generated from franchise facilities, less merchandise sales as compared to prior years, and recording of impairment loss on goodwill.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused disruption to our and our franchisees’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as the growth and development of the early childhood education market in China may be negatively affected by these factors. Our franchisees and education service customers will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of the spread of contagious diseases, such as COVID-19, Middle East respiratory syndrome (MERS), Ebola virus disease, severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our ability to provide education services, or incur significant costs to protect our employees and facilities. These occurrences could cause cancellation or deferment of student enrollment and require temporary closure of our facilities, while we could still be obligated to pay rent and other expenses for these facilities. We may also face litigation if we are found negligent in the prevention and control of these health epidemics in our facilities. Such occurrences therefore may severely disrupt our business operations and may have a material adverse effect on our business, financial condition, and results of operations. Actual or threatened wars, terrorist activities, political unrests, civil strife and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition and results of operations. For example, the conflict in Ukraine and the imposition of board economic sanctions on Russia could disrupt global markets.

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

Offering new courses or services or modifying existing courses may require us to invest in content development, increase marketing efforts and re-allocate resources away from other uses. We may have limited experience with the content of new courses or services and may need to adjust our systems and strategies to incorporate new courses or services into our existing offerings. If we are unable to continually improve the content of our existing courses or offer new courses or services in a timely or cost-effective manner, our results of operations and financial condition could be adversely affected.

We face intense competition in our industry, which could lead to pricing pressure, reduced operating margins, loss of market share, departure of qualified employees and increased capital expenditures.

The early childhood education industry in China is rapidly evolving, highly fragmented and competitive, and we expect the competition in this industry to persist and intensify. We compete with other educational service providers, play-and-learn centers and other teaching and child-caring institutions that offer similar programs. We compete with them in many aspects, including the quality of program and curriculum offerings, service quality, and tuition fee levels. Our competitors may adopt similar or superior curricula, teacher training systems, and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their products and services and respond more quickly than we can to the changes in student demand or market needs. In particular, the PRC public education system continues to improve in terms of resources and teaching quality, and government funding subsidies enable public kindergartens to offer services at competitive price levels, which leads to increased competition for us. As such, we may have to reduce service fees or increase capital expenditure in response to competition to retain or attract students or pursue new market opportunities. Moreover, we face intense competition in the early childhood education industry in Singapore. If we are unable to successfully compete for students, maintain or increase our tuition fee level, attract, and retain competent teachers or other key personnel, enhance the quality of our educational services or control competition costs, our business and results of operations may be materially and adversely affected.

The former VIE and the franchisees lease most school premises and may not be able to fully control the rental costs, quality, maintenance and their leasehold interest in these premises, nor can we guarantee that the former VIE and the franchisees will be able to successfully renew or find suitable premises to replace their existing premises upon expiration or termination of the existing leases.

The former VIE and the franchisees lease most school premises from third parties. They require the landlords’ cooperation to effectively manage the condition of such premises, buildings, and facilities. If the condition of the school premises, buildings and facilities deteriorates, or if any or all of the landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of the teaching facilities could be materially and adversely affected. In addition, if any of the landlords terminate the existing lease agreements before expiration, refuse to continue to lease the premises to the former VIE or the franchisees when such lease agreements expire, or increase rent to a level not acceptable to the former VIE or the franchisees, they will be forced to relocate the teaching facilities. Given parents prefer to send their children to kindergartens and play-and-learn centers in the vicinity of their neighborhoods, they may lose students if they cannot secure replacement premises nearby. Moreover, under the current regulatory environment, they may be subject to restrictions with respect to the fees they are able to charge for kindergartens leased on government property or community property. These possible impacts may adversely affect the former VIE and our franchises’ ability to fulfill their obligations under the agreements with us, and thereby adversely affecting our results of operation.

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

Under the applicable laws and regulations in mainland China, the former VIE and the franchisees are required to register and file with the relevant government authorities executed leases but have failed to do so in certain instances. While the lack of registration will not affect the validity and enforceability of the lease agreements under the applicable laws in mainland China, a fine ranging from RMB1,000 to RMB10,000 may be imposed on the parties for each non-registered lease, if the requirement of registration failed to be fulfilled after a period of time demanded by a relevant local authority. After the 2022 Divestiture, if the divested kindergartens cease operation due to failure to renew or find suitable premises to replace existing premises, our results of operation may be adversely affected.

Our recent and future mergers, acquisitions, business combinations and investments in complementary businesses and assets involve significant risks and uncertainties that may prevent us from achieving our objectives and harm our financial condition and results of operations.

As part of our growth strategy, we have pursued and intend to continue to pursue selective strategic mergers with, acquisitions of, business combinations with and investments in businesses which we deem to be complementary or beneficial to our existing business. On April 18, 2023, we entered into a series of definitive agreements through which we will acquire a Cayman Islands exempted company limited by shares (“eLMTree”) to be formed by Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), by way of the merger of Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of our company (“Merger Sub”) with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of our company (the “Merger”). eLMTree will hold the education business of NetDragon outside of the PRC. Concurrently with the completion of the Merger, we will divest all of our education business in the PRC (the “2023 Divestiture”) to Rainbow Companion, Inc. (the “2023 Divestiture Purchaser”), a purchaser consortium formed by Joy Year Limited, Bloom Star Limited, Ascendent Rainbow (Cayman) Limited (and its affiliates, “ACP”), Trump Creation Limited and China Growth Capital Limited (collectively, the “Founding Shareholders”) and their affiliates. See “Item 4. Information on the Company—A. History and Development of the Company—The Merger.” Given the trend of the regulatory environment, the Merger may be subject to more stringent regulations and regulatory approvals. Mergers, acquisitions, business combinations and investments expose us to potential risks and uncertainties, including:

●	risks associated with the diversion of resources from our existing businesses;
●	difficulties in successfully integrating the acquired businesses and managing a larger business;
●	failure to achieve expected growth by the acquired businesses;
●	inability to generate sufficient revenue to offset the costs and expenses of the acquisitions;
●	potential significant goodwill impairment charges;
●	high acquisition and financing costs;
●	potential ongoing financial obligations and unforeseen or hidden liabilities; and
●	potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board.

Our failure to address these uncertainties and risks may have a material adverse effect on our financial condition and results of operations.

The Merger is subject to a number of conditions.

The agreement and plan of merger (the “Merger Agreement”) between Merger Sub, Best Assistant, and solely for purposes of certain named sections thereof, NetDragon contains a number of conditions that must be fulfilled (or waived by the parties) to complete the Merger. These conditions include, among other customary conditions, (i) the approval of the Merger and all other proposals by our shareholders, (ii) receipt of certain regulatory approvals, (iii) the absence of any order by any governmental authority which has the effect of enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement, (iv) the absence of any provision of applicable law prohibiting, enjoining, restricting or making illegal the consummation of the transactions contemplated under the Merger Agreement, (v) the approval for listing by NYSE, subject to official notice of issuance, of the ordinary shares to be issued in the Merger, (vi) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of the parties contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement, (vii) the absence of a material adverse effect with respect to each of the parties thereto, and (viii) the concurrent closing of the 2023 Divestiture, the Secondary Sale and the ACP CB Investment (each as defined in “Item 4. Information on the Company—A. History and Development of the Company—The Merger”).

The required satisfaction (or waiver) of the foregoing conditions could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause us not to realize some or all of the benefits that we expect to achieve.  Further, there can be no assurance that the conditions to the closing of the Merger will be satisfied or waived or that the Merger will be completed.

Failure to timely complete the proposed Merger with eLMTree could adversely affect our business plans, financial condition, results of operations or trading price of our ADSs.

Although we expect to complete the proposed Merger with eLMTree promptly after receiving shareholder approvals from both parties, the transaction is subject to certain customary closing conditions, including those discussed above. The parties’ inability or failure to complete the proposed Merger on the expected schedule, or at all, would likely have a negative impact on our business plans, financial conditions, results of operations and require us to revise our business plans, and could otherwise have a material adverse effect on our business and on the trading price of our ADSs. Moreover, if the closing conditions fail to be obtained, and the proposed Merger is not completed, we may be subject to several risks, including:

●	the trading price of our ADSs may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;
●	our operations may continue to incur loss;
●	we may have difficulty maintaining compliance with the continued listing standards of NYSE, and as a result, be delisted from the NYSE; and
●	having to pay certain costs relating to the proposed Merger, such as legal, accounting, financial advisory, filing fees and printing costs, even if the Merger is not completed, and diversion of the focus of our management team from pursuing other opportunities that could be beneficial to us, in each case, without realizing any of the benefits that might have resulted had the proposed Merger been completed.

Furthermore, if the Merger is not completed, there can be no assurance that we will be able to find another target business on terms as favorable as those of the Merger Agreement.

The combined company may fail to realize some or all of the anticipated growth opportunities and benefits of the proposed Merger, which could adversely affect the value of the shares of the combined company.

We and eLMTree operate independently as separate companies before the date of closing of the Merger. At the closing of the Merger, eLMTree will become our wholly owned subsidiary and we will change our name to “Mynd.ai, Inc.” or such other name as determined by Best Assistant to represent the combined company which operates an education business outside of the PRC. The success of the Merger will depend, in part, on the combined company’s ability to realize the anticipated cost savings, synergies, growth opportunities and other benefits from combining the businesses. The achievement of the anticipated growth opportunities and benefits of the Merger is subject to a number of uncertainties, including general competitive factors in the marketplace and whether we are able to integrate our remaining business after the 2023 Divestiture with eLMTree’s business in an efficient and effective manner and establish and implement effective operational principles and procedures. Failure to achieve these anticipated benefits could result in increased costs, decreases in the revenues of the combined company and diversion of management’s time and energy, and could materially impact the combined company’s business, cash flows, financial condition or results of operations. While we hope that the Merger will help us realize the anticipated growth opportunities and other benefits, we cannot predict with certainty if or when these growth opportunities and benefits will occur, or the extent to which they actually will be achieved. For example, the benefits from the Merger may be offset by costs incurred by us. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additional unanticipated costs may be incurred, which may be higher than expected and could have a material adverse effect on the combined company’s financial condition and operating results. If the combined company is not able to successfully achieve these objectives, the anticipated cost savings, synergies, growth opportunities and other benefits that we expect to achieve as a result of the Merger may not be realized fully, or at all, or may take longer than expected to realize.

The combined company will have to devote significant management attention and resources to integrating the business practices and operations of our remaining business after the 2023 Divestiture and eLMTree. Potential difficulties that the combined company may encounter as part of the integration process include complexities associated with managing the business of the combined company, such as integrating the workforces of the two companies. In addition, the integration of our remaining business after the 2023 Divestiture and eLMTree’s business may result in additional and unforeseen expenses, capital investments and financial risks, such as the incurrence of unexpected write-offs, the possible effect of adverse tax treatments and unanticipated or unknown liabilities relating to eLMTree or the Merger. All of these factors could decrease or delay the expected accretive effect of the Merger.

It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of the combined company to maintain relationships with suppliers, customers and employees, to achieve the anticipated benefits of the Merger or maintain quality standards. An inability to realize the full extent of, or any of, the anticipated benefits of the Merger, as well as any delays encountered in the integration process, could have an adverse effect on the combined company’s business, cash flows, financial condition or results of operations, which may affect the value of the combined company shares following the consummation of the Merger.

Our success depends on the continuing efforts of our senior management team and other key personnel.

It is important for us to have the continuing services of our senior management team, in particular, Mr. Chimin Cao, our co-founder, non-executive director, and honorary chairman of our board of directors, and Ms. Yanlai Shi, our co-founder, director and chief executive officer. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to find their replacements successfully, and our business may be disrupted. Competition for experienced management personnel in the private education industry is intense with a small pool of qualified candidates, and we may not be able to retain services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose teachers, students and staff members. Each of our executive officers and key employees is subject to the duty of confidentiality and non-competition restrictions. However, if any disputes arise between any of our senior executives or key personnel and us, it may be difficult to successfully pursue legal actions against these individuals because of the uncertainties of the legal system in mainland China.

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

We constantly seek to expand our business lines and extend our business coverage in addressable markets that we identified. For example, in addition to our divested and franchise kindergartens under our brands, including the core “RYB” brand, and our play-and-learn centers, and leveraging our expertise in early childhood education, we expand our specially developed courses to kindergartens and early childhood education service providers or institutions outside of our network with other business partners. Our efforts in exploring these new business opportunities and developing new brands may divert management attention and resources from our existing business. Moreover, if these new brands and the service offerings thereunder are not well received by the market, we may not be able to generate sufficient revenue to offset the costs and expenses we incurred for them, and our overall financial performance and condition may be adversely affected.

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

Success of the kindergartens and play-and-learn centers under our brands, operated by the franchisees or using our education services may be affected if we fail to continue to collaborate with overseas third-party educational content providers.

We offer the Kids Brown English course and The Music Class (TMC) courses, which are both licensed from overseas third-party educational content providers, at the kindergartens and play-and-learn centers under our brands or operated by the franchisees and will continue to offer to the divested kindergartens in the future. Our cooperation with Kids Brown English will end in 2024, and our license agreements with TMC will expire in 2025. We also teamed up with Erikson Institution to provide domestic and overseas training programs to our teachers and principals, which concluded in 2022. In the event any of the license agreements are terminated or failed to be renewed upon expiration or earlier, we may not be able to find suitable educational content providers to continue to offer international courses appealing to students in the kindergartens. We may also encounter disputes with those partners from time to time. Should this occur, students attracted to our teaching facilities because of these courses may cease to enroll, and our business, results of operations, prospects and reputation may be materially and adversely affected.

Our business generates and processes a large amount of data, and we are required to comply with applicable laws in mainland China and other jurisdictions relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to unauthorized disclosure or manipulation of sensitive personal data of our students and their parents, including:

●	protecting the data in our computer database or in our security centers, including sensitive and confidential personal information, such as names, addresses, phone numbers of our students and their parents, as well as recordings of our CCTV monitoring system installed in our kindergartens before the 2022 Divestiture and play-and-learn centers, against attacks on our system by outside parties or fraudulent behavior or improper use by third parties, employee error, malfeasance or otherwise;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

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

We are subject to various regulatory requirements relating to cybersecurity and data privacy, including, without limitation, the PRC Cybersecurity Law. We are required by these laws and regulations to ensure the confidentiality, integrity, availability, and authenticity of the information of our users. However, the regulatory and enforcement regime of mainland China with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” The following are examples of certain recent regulatory activities in mainland China in this area:

Data Security

In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, we are not required to have a cybersecurity review by the CSRC or the CAC. The basis for our conclusion are as follows: (i) no detailed rules or implementation rules have been issued by any authority; (ii) we have not been informed that we are a critical information infrastructure operator by any government authorities, as the Security Protection Regulations for Critical Information Infrastructure which became effective on September 1, 2021, stipulates that government authorities shall organize the identification of critical information infrastructure of respective industries and fields and notify the operators; (iii) we do not hold personal information of over one million users; and (iv) according to the Cybersecurity Review Measures, the cybersecurity review is organized by the Office of Cybersecurity Review, which is located in the CAC, while the CSRC is not the competent authority to organize the cybersecurity review. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under the laws of mainland China. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

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

Personal Information and Privacy

The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of unnecessary user information through coercive means by online platforms operators.

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

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. In terms of our usage of mobile app, website and system, we received several notices from the relevant public security department in 2019 and 2020 (the “2019 and 2020 Notices”), which required us to rectify the privacy policy of our mobile app, the collection and the usage of personal information on our mobile app, and the security of our website and system. We have completed the rectification according to the 2019 and 2020 Notices and submitted a written rectification report to the relevant public security department. These notices and rectifications did not have any material impact to our business operations.

As of the date of this annual report, (i) we have not been subject to any material fines or administrative penalties, mandatory rectifications, or other sanctions by any competent regulatory authorities in relation to the infringement of cybersecurity and data protection laws and regulations; (ii) we have not found that there is any material leakage of data or personal information or violation of cybersecurity, data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (iii) there had been no material cybersecurity or data protection incidents or infringement upon the rights of any third parties, or other legal, administrative or governmental proceedings pending or, to the best of our knowledge, threatened against or relating to us. Furthermore, based on the facts that, (i) the Cybersecurity Review Measures were newly adopted and the Draft Regulations have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions in such respect, we are of the view that such regulations do not have a material adverse impact on our business operations and financial performance as of the date of this annual report, and will not affect our compliance with laws and regulations in any material aspects as of the date of this annual report. As of the date of this annual report, with the exception of the 2019 and 2020 Notices, we have not received any cybersecurity, data security and personal data protection related inquiries from any competent PRC regulatory authorities. We are of the view that we are in material compliance with the existing laws and regulations of mainland China on cybersecurity, data security and personal data protection, and the existing laws and regulations in cybersecurity, data security and personal data protection will not have a material adverse impact on our business operations. As there might be newly issued explanations or implementation rules on the existing regulations, laws and opinions or the draft measures mentioned above that may become effective, we will actively monitor future regulatory and policy changes to ensure strict compliance with all applicable laws and regulations.

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

In general, compliance with the existing laws and regulations of mainland China, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

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

The facilities of our play-and-learn centers under our brands or operated by the franchisees are limited in size and number of classrooms. The directly operated play-and-learn centers and the franchisees may not be able to admit all students who would like to enroll in the teaching facilities due to the capacity constraints of the teaching facilities. This would deprive us of the opportunity to serve the students and to potentially develop a long-term relationship with them for continued services. If we fail to expand our network of teaching service customers as quickly as the demand for our services grows, we could lose potential students to our competitors, and our results of operations and business prospects could suffer.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names, Internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our intellectual property rights may damage our brand reputation. Our RYB and Gravitas brand and logos are registered trademarks in mainland China. Our proprietary curricula and course materials are protected by copyrights. However, preventing infringement on or misuse of intellectual property rights could be difficult, costly and time-consuming, particularly in mainland China. The measures we take to protect our intellectual property rights may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in mainland China is uncertain and evolving, and could involve substantial risks to us. There have been several incidents in the past where third parties used our brand RYB without our authorization, and on certain occasions we have resorted to litigation to protect our intellectual property rights. We cannot assure you that the relevant governmental authorities will grant us the approval to register our trademarks. As a result, we may be unable to prevent third parties from utilizing this brand name, which may have an adverse impact on our brand image. If we are unable to adequately protect our intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our business may suffer materially. Furthermore, our management’s attention may be diverted by those violations of our intellectual property rights, and we may have to enter into costly litigation to protect our proprietary rights against any infringement or violation.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, primarily due to seasonal changes in student enrolments. The number of students at our facilities is typically the lowest at the start of each calendar year, due to the graduation of kindergarten students at the end of the preceding year, before gradually being replaced over the course of the year by new enrolments. Historically, our revenue was directly affected by the headcount of students at our facilities, such seasonal fluctuations in student enrolments generally give rise to a corresponding seasonal fluctuation in our revenue over the course of a year before the 2022 Divestiture. After the 2022 Divestiture, part of our revenues is generated from the service fees derived from the divested kindergartens, some of which is dependent on the revenues of the divested kindergartens. As a result, the seasonality of the divested kindergartens will continue to cause fluctuations of our results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy since 2020. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business⸺Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China.”

If we fail to implement and maintain an effective system of internal control over financial reporting to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

Our management identified a material weakness in our internal control over financial reporting as of December 31, 2022, based on criterial established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As defined by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in the internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to prepare and review the consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. We are implementing and will continue to implement a number of measures to address the material weakness and other deficiencies that have been identified. See “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weakness, or that we will not identify additional material weakness or significant deficiencies in the future.

If we fail to remediate the material weakness or to discover and address any other control deficiencies, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Failure to make adequate contributions to various employee benefits plans as required by regulations in mainland China may subject us to penalties.

Companies operating in mainland China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our failure in making contributions to various employee benefit plans and in complying with applicable labor-related laws of mainland China may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our business operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties, or be forced to relinquish our interest in those operations.

Foreign investment in the education industry and value-added telecommunication industry in mainland China is extensively regulated and subject to numerous restrictions. Pursuant to the List of Special Management Measures for the Market Entry of Foreign Investment issued jointly by the NDRC and the MOFCOM on December 27, 2021, and became effective on January 1, 2022 (the “Negative List”), the provision of preschool education and value-added telecommunication services in mainland China is under the category of “restricted industries” for foreign investors. Foreign investments in preschool education is restricted to cooperation with mainland China domestic parties who are required to play a dominant role in the cooperation. In addition, the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education issued by the MOE on June 18, 2012, also stipulates that the foreign portion of the total investment in a Sino-foreign joint venture kindergarten is restricted to less than 50%. In terms of the identity of the foreign investors, according to the Regulation on Operating Sino-foreign Schools of the PRC, or the Sino-foreign Schools Regulation, which was promulgated by the State Council on March 1, 2003, became effective on September 1, 2003, and amended on July 18, 2013, and March 2, 2019, and its implementation measures, foreign investors in kindergartens must be foreign education institutions with relevant qualifications and experience. Also, foreign ownership of a value-added telecommunication service provider may not exceed 50%, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business. See “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Relating to Foreign Investment in the PRC” in this annual report for further details.

GEHI is a Cayman Islands exempted company and our mainland China subsidiaries, including Beijing Qijin Technology Group Co., Ltd., formerly known as Beijing RYB Technology Development Co., Ltd., or Qijin Technology, and Qiyuan Education Technology (Tianjin) Co., Ltd., or TJ Qiyuan, are currently considered foreign-invested enterprises. Accordingly, our mainland China subsidiaries are not eligible to control the operation of kindergarten and value-added telecommunication services business. To ensure strict compliance with the laws and regulations of mainland China, we conducted such business activities primarily through the former VIE, including Beijing RYB, and their subsidiaries. Qijin Technology and TJ Qiyuan entered into a series of contractual arrangements with the former VIE and its shareholders, which enable us to (1) obtain the power to direct the activities of the former VIE, (2) receive substantially all of the economic benefits of the former VIE, and (3) have an exclusive option to purchase all or part of the equity interests and assets in the former VIE when and to the extent permitted by the laws of mainland China. As a result of these contractual arrangements, we consolidate its financial results under U.S. GAAP during the effective period of these contractual arrangements. We have entered into agreements with the former VIE to terminate the contractual arrangements in March 2022, pursuant to which the previous contractual arrangements were terminated, and we divested our directly operated kindergarten business on April 30, 2022. In addition, pursuant to the laws and regulations of mainland China, ICP license can only be held by companies with an ultimate capital contribution percentage by foreign investor(s) not exceed 50%. Accordingly, in April 2022, TJ Qiyuan entered into a series of contractual agreements with Zhudou Investment, or the new VIE, and its shareholders and its subsidiaries, which enable us to (1) obtain the power to direct the activities of the new VIE, (2) receive substantially all of the economic benefits of the new VIE, and (3) have an exclusive option to purchase all or part of the equity interests and assets in the new VIE when and to the extent permitted by the laws of mainland China. As a result of these contractual arrangements, we are able to consolidate its financial results under U.S. GAAP during the effective period of these contractual arrangements. Revenues contributed by the new VIE accounted for 3.4%, 4.3% and 0.9% of our total revenues from continuing operations for the years of 2020, 2021 and 20222, respectively. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our mainland China legal counsel, Commerce & Finance Law Offices, (i) the ownership structure of the VIE in mainland China and our subsidiaries are not in violation of applicable laws and regulations of mainland China currently in effect; and (ii) the contractual arrangements between our subsidiaries, the VIE and their shareholders governed by the laws and regulations of mainland China are valid, binding on each party there-to, and will not result in any violation of applicable laws and regulations of mainland China during the effective period of the respective contractual arrangements. However, our mainland China legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future laws and regulations of mainland China. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our mainland China legal counsel. In the event that the PRC regulatory authorities take a contrary view to our mainland China legal counsel, or if the applicable laws and regulations of mainland China change or are interpreted differently in the future, the contractual arrangements constituting part of the VIE structure may not comply with regulations of mainland China. Furthermore, our securities may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our mainland China subsidiaries or the VIE that conduct all or substantially all of our operations.

However, GEHI is a Cayman Islands holding company with no equity ownership in the VIE and we conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. Investors in our Class A common shares or the ADSs thus are not purchasing equity interest in the VIE but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIE do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIE could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIE, and investors of GEHI face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a group.

There are substantial uncertainties regarding the interpretation and application of the laws and regulations of mainland China, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE and its shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and the VIE’s business and our reputation.

Although we believe we, our mainland China subsidiaries and the VIE are not in violation of current laws and regulations of mainland China, we cannot assure you that the PRC government would agree that our contractual arrangements comply with licensing, registration or other regulatory requirements of mainland China, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of the laws and regulations of mainland China. If the PRC government decides that our contractual arrangements do not comply with its restrictions on foreign investment in kindergarten education, or if the PRC government otherwise finds that we, the VIE, or any of its subsidiaries are in violation of the laws or regulations of mainland China or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our mainland China subsidiaries and the VIE;
●	imposing fines, confiscating the income from our mainland China subsidiaries or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the new VIE and deregistering the equity pledges of the new VIE, which in turn would affect our ability to consolidate, derive economic interests from, or to have the power to direct the activities of the VIE; or
●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in mainland China.

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

On March 15, 2019, the Foreign Investment Law was formally passed by the 13th National People’s Congress and became effective on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in mainland China.

Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain and maintain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions or prohibitions in mainland China. The Foreign Investment Law stipulates four forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. Since contractual arrangements are not specified as foreign investment under the Foreign Investment Law, and if the future laws, administrative regulations or provisions prescribed by the State Council do not incorporate contractual arrangements as a form of foreign investment and the operation of preschool education and value-added telecommunication services is still in the Negative List, our contractual arrangements as a whole and each of the agreements comprising the contractual arrangements will not be affected and will continue to be not in violation of the laws or regulations of mainland China currently in effect, valid and binding on the parties thereto. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment, or if the contractual arrangements are in violation of any further laws and regulations of mainland China, as a result, we may not be able to provide value-added telecommunication services through the contractual arrangements and we would lose our rights to receive the economic benefits of the new VIE and the economic benefits of the divested kindergartens and the former VIE for the effective period of the contractual arrangements. Therefore, the financial results of the VIE would no longer be consolidated into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. An investment loss would be recognized as a result of such derecognition.

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

We rely on contractual arrangements with the VIE and its shareholders for a certain portion of our business operations which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to operate our business in mainland China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the former VIE and the former VIE’s subsidiaries or kindergartens sponsored by the former VIE constituted the vast majority of our revenues from discontinued operations in the years ended December 31, 2020 and 2021, and the majority of our revenues from discontinued operations in the year ended December 31, 2022.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the new VIE and its shareholders of their obligations under the contracts to have the power to direct the activities of the new VIE. The shareholders of the new VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the new VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of the laws of mainland China and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the legal system of mainland China. Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business.

Any failure by the new VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the new VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the laws of mainland China, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under the laws of mainland China. For example, if the shareholders of the new VIE refuse to transfer their equity interest in the new VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the new VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the new VIE and third parties were to impair our power to direct the activities of the new VIE, our ability to consolidate the financial results of the new VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All of the agreements under our contractual arrangements are governed by the laws of mainland China and provide for the resolution of disputes through arbitration in mainland China. Accordingly, these contracts would be interpreted in accordance with the laws of mainland China and any disputes would be resolved in accordance with legal procedures of mainland China. The legal system in mainland China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the legal system of mainland China could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the laws of mainland China. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under the laws of mainland China, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the courts of mainland China through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to have the power to direct the activities of the VIE, and our ability to conduct our business may be negatively affected.

The shareholders of the new VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the new VIE may have potential conflicts of interest with us. These shareholders may breach, or cause the new VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the new VIE, which would have a material and adverse effect on our ability to effectively control the new VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the new VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable laws and regulations of mainland China, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable laws of mainland China, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our mainland China subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

The new VIE and its subsidiaries may be subject to limitations on their ability to make payments to related parties.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends on our ability to receive dividends and other distributions from our mainland China subsidiaries. The amount of dividends and other distributions our mainland China subsidiaries is able to be paid to us depends on the amount of service fees paid by the new VIE and its subsidiaries pursuant to the contractual arrangements. However, if the PRC government authorities promulgate any new policies, such authorities may seek to confiscate any or all of the service fees that have been paid by the new VIE or its subsidiaries, including retrospectively, if, among other things, such service fees are viewed as in violation of the laws and regulations of mainland China, or our contractual arrangements are viewed as in violation of the laws and regulations of mainland China by PRC authorities and are terminated or canceled. The relevant PRC authorities may also seek to halt children enrollments at the kindergartens of the former VIE or, in a worse situation, revoke the operation permits of these kindergartens. As a result, our business and financial performance may be materially and adversely, directly or indirectly, affected.

Certain terms of our contractual arrangements may not be enforceable under the laws of mainland China

Our contractual arrangements provide for dispute resolution by way of arbitration in accordance with the arbitration rules of the China International Economic and Trade Arbitration Commission in Beijing, China. Our contractual arrangements provide that the arbitral body may award remedies over the equity interests, property interests and/or assets of the new VIE, injunctive relief or order of winding up of the new VIE. However, we have been advised by our mainland China legal counsel that the above-mentioned provisions contained in the contractual arrangements may not be enforceable. Under the laws of mainland China, an arbitral body does not have the power to grant any injunctive relief or provisional or final winding-up order to preserve the assets of or any equity interest in the new VIE in case of disputes. Therefore, such remedies may not be available to us, notwithstanding the relevant contractual provisions contained in our contractual arrangements. The laws of mainland China allow an arbitral body to award the transfer of assets of or equity interest in the new VIE in favor of an aggrieved party. In the event of non-compliance with such award, enforcement measures may be sought from the court. However, the court may or may not support the award of an arbitral body when deciding whether to take enforcement measures. Under the laws of mainland China, courts of judicial authorities in mainland China generally would not grant injunctive relief or the winding-up order against the new VIE as interim remedies to preserve the assets or equity interests in favor of any aggrieved party. As a result, we may not be able to obtain sufficient remedies in a timely manner, and our ability to direct the activities of the new VIE and its subsidiaries could be materially and adversely affected.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

The majority of our assets and operations are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, COVID-19 has shown significant impact on the Chinese economy since 2020. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our financial condition and results of operations. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business⸺Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China.”

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under the laws of mainland China, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China companies and controlled by mainland China persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies. On February 17, 2023, the CSRC issued the Trial Measures for the Administration of Overseas Securities Offering and Listing by Domestic Companies, together with five accompanying guidelines for the application of regulatory rules, collectively referred to as the Trial Measures, which will take effect on March 31, 2023. According to the Trial Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, where any index accounts for more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the main links of business activities carried out in mainland China or the main place of business is in mainland China, or the senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in mainland China. According to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (iv) if, the domestic enterprise is under investigation according to law for suspected crimes or major violations of laws and regulations, but no clear conclusions have been reached; (v) if there are material ownership disputes over the equity held by the controlling shareholder, or controlled by the controlling shareholder or the actual controller.

According to the Trial Measures, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, (iii) with respect to the assets of a domestic company are directly or indirectly listed overseas through one or more acquisitions, share swap, transfer or other transaction arrangements, the domestic company shall file with the CSRC in accordance with (i), in the case does not involve the submission of application documents abroad, within three business days after the first public announcement of the transaction. Non-compliance with the Trial Measures or an overseas listing completed in breach of the Trial Measures may result in a warning on the relevant domestic companies and a fine of RMB1 million to RMB10 million on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB200,000 to RMB5,000,000. The controlling shareholders or actual controllers of the domestic company organize or instigate the relevant illegal acts, or conceals relevant matters resulting in the illegal acts, may be fined between RMB 1 million to RMB10 million.

On February 17, 2023, the CSRC issued the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, which stipulates the domestic enterprises like us that have been issued and listed overseas already are not required to file with CSRC in accordance with the Trial Measures immediately, and if the subsequent filing matters such as refinancing shall file with CSRC as required.

Considering that the Trial Measures have just been promulgated, there are still some uncertainties about how to further refine and implement the requirements, which needs to be further guided and clarified by the CSRC and other regulatory authorities. If we have subsequent filing or reporting matters in the future, such as refinancing or other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or relevant competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities, given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings or reporting and fully comply with the relevant new rules and requirements on a timely basis, if at all.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operating privileges in mainland China, delay or restrict the repatriation of the proceeds from our offshore offerings into mainland China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

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

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our securities.

We conduct our business primarily through our subsidiaries, the new VIE and its subsidiaries in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. The PRC government has significant oversight over the conduct of our business, and it may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our auditor, Marcum Asia CPAs LLP, and our former auditor, Friedman LLP, which merged with and into Marcum LLP on September 1, 2022, are accounting firms based in New York that are registered with the PCAOB and can be inspected by the PCAOB. Neither Marcum Asia CPAs LLP nor Friedman LLP were included in the PCAOB’s December 15, 2021 determiantion. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate our auditor completely, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Uncertainties with respect to the legal system of mainland China could adversely affect us.

The legal system of mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in mainland China. However, mainland China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in mainland China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since administrative and court authorities of mainland China have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the legal system of mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in mainland China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China against us or our directors and officers named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially most of our operations in mainland China and substantially most of our assets are located in mainland China. In addition, substantially all of our directors and officers reside within mainland China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. It will also be more difficult to bring actions against these individuals and to enforce judgments against them.

In addition, mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. As such, the courts of mainland China will review and determine the applicability of the reciprocity principles on a case-by-case basis and the length of the procedure is uncertain. Further, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of the laws of mainland China or national sovereignty, security or public interest. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions outside of mainland China in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on the laws of mainland China against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with the laws of mainland China because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law. In addition to the aforesaid substantial uncertainties, the foreign shareholders seeking the enforcement of a foreign judgement in the courts of mainland China could incur substantial legal and other costs that may be material to the shareholders. Shareholders could potentially spend a considerable amount of time and other resources to go through the recognition and enforcement procedure, which may be a significant burden for the shareholders, but with no assurance of ultimate success.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our mainland China subsidiaries for our cash requirements, including for services of any debt we may incur. Our mainland China subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current mainland China regulations permit our mainland China subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with mainland China accounting standards and regulations. In addition, each of our mainland China subsidiaries, the new VIE and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our mainland China subsidiaries as a foreign invested enterprise, or FIE, is also required to further set aside a portion of its after-tax profit to fund an employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our mainland China subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. To the extent cash or assets in the business is in mainland China or an entity in mainland China, the funds or assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the new VIE by the PRC government to transfer cash or assets. Any limitation on the ability of our mainland China subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress, or NPC, promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether VIE that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in mainland China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, and it remains uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in mainland China and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) (2021 Edition) for Foreign Investment Access jointly promulgated by the MOFCOM and NDRC, as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant PRC government authorities if operating in “restricted” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our ability to direct the activities of the new VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the new VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to direct the activities of the new VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

Regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial offering to make loans to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our mainland China subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. In addition, (a) any foreign loan procured by our mainland China subsidiaries is required to be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) our mainland China subsidiaries may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Any medium-or long- term loan to be provided by us to the VIE must be approved by the NDRC and the SAFE or its local branches. We may not obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our mainland China subsidiaries. If we fail to receive such approvals or complete such registration, our ability to use the proceeds of our initial public offering and to capitalize our mainland China operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in mainland China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in mainland China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by the laws or regulations of mainland China, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, the SAFE issued the Circular on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in mainland China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. As this circular is relatively new, it is unclear how SAFE and competent banks will carry this out in practice.

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations of mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our mainland China subsidiaries to fund any cash and financing requirements we may have. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our mainland China subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our mainland China subsidiaries and the new VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi. In light of the flood of capital outflows of mainland China, the PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by the SAFE or other government authorities to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guidelines for Internet Platforms and how it may impact our business operations.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a mainland China enterprise or a foreign company with substantial mainland China operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be examined by the MOFCOM before they can be completed.

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

Regulations of mainland China relating to the establishment of offshore special purpose companies by mainland China residents may subject our mainland China resident beneficial owners or our mainland China subsidiaries to liability or penalties, limit our ability to inject capital into our mainland China subsidiaries, limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires mainland China residents (including mainland China individuals and mainland China corporate entities) to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, mainland China residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with local branches of SAFE. In addition, any mainland China resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of the SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in mainland China is required to urge the mainland China resident shareholders to update their registration with the local branch of the SAFE. If any mainland China shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in mainland China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contribution into its subsidiary in mainland China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

All of our shareholders that we are aware of being subject to the SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all mainland China residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our mainland China subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a mainland China company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with regulations of mainland China regarding the registration requirements for employee stock incentive plans of an overseas listed company may subject the plan participants of mainland China or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in mainland China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the mainland China subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in mainland China for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company became an overseas listed company upon the completion of our initial public offering. Failure to complete the SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions, and may also limit our ability to contribute additional capital into our mainland China subsidiaries and limit our mainland China subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under the laws of mainland China. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to mainland China individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company.”

If we are classified as a mainland China resident enterprise for mainland China income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China, and will be subject to mainland China enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe Gravitas Education Holdings, Inc. is not a mainland China resident enterprise for mainland China tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax in Mainland China —Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Gravitas Education Holdings, Inc. is a mainland China resident enterprise for enterprise income tax purposes, we will be subject to mainland China enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to mainland China tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if we are deemed a mainland China resident enterprise, dividends payable to our non- mainland China individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to mainland China tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-mainland China shareholders of Gravitas Education Holdings, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the mainland China in the event that Gravitas Education Holdings, Inc. is treated as a mainland China resident enterprise.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non- mainland China holding companies.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the mainland China entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such Indirect Transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. Both the transferor and the transferee may be subject to penalties under mainland China tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where mainland China taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non- mainland China resident enterprises, our mainland China subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Related to Our American Depositary Shares

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile since our ADSs started to trade on the New York Stock Market in 2017. The trading price of our ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in mainland China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

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

If the market price for our ADSs remains below US$1.00 for an extended period of time, or falls to US$0.16 at any time, our ADSs may be delisted from the New York Stock Exchange, or the NYSE.

Pursuant to NYSE Rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. In addition, we understand that the NYSE has a policy to suspend trading immediately and commence delisting procedures if the market price of securities falls to US$0.16 or less. We received a letter from the NYSE dated April 19, 2022 notifying us that (i) we are below compliance standards due to the trading price of our ADSs and (ii) the applicable cure period for us to regain compliance expires on October 19, 2022. We have regained compliance by changing the ratio of our ADS to our Class A ordinary shares from one ADS to one Class A ordinary share to one ADS to 20 Class A ordinary shares, effective on October 14, 2022 and prior to the expiration of the applicable cure period. We are in compliance with the minimum bid requirement as of the date of this annual report.  However, we cannot assure you that we will stay compliant with these NYSE listing rules at all times going forward. If our ADSs are delisted from the NYSE, the liquidity and value of an investment in our ADSs will be materially and adversely affected.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. As of February 28, 2023, Ascendent Rainbow (Cayman) Limited holds 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares, representing approximately 30.3% of total outstanding ordinary shares. Pursuant to a Registration Rights Agreement we entered into with Ascendent Rainbow (Cayman) Limited in September 2017, we agreed to provide Ascendent Rainbow (Cayman) Limited with certain registration rights in respect of our ordinary shares held by them, subject to certain limitations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction immediately upon the effectiveness of the registration statement. If part or all of these shares are sold in the public market, the prevailing market price for our ADSs could be adversely affected. Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Our dual class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share shall entitle the holder thereof to one vote, and each Class B ordinary share shall entitle the holder thereof to ten (10) votes. Our ADSs represent Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a shareholder thereof to any person or entity which is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary shares to any person who is not an affiliate of the registered shareholder of such share, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Further, each Class B ordinary share shall automatically be re-designated into one Class A ordinary share, if at any time Mr. Chimin Cao, Ms. Yanlai Shi and their respective affiliates collectively hold less than five percent (5%) of the issued and outstanding ordinary shares in the capital of our company, and no Class B ordinary shares shall be issued by our company thereafter.

As of February 28, 2023, Mr. Cao, Ms. Shi and Ascendent Rainbow (Cayman) Limited collectively beneficially own an aggregate of approximately 69.4% of our total issued and outstanding ordinary shares and 89.7% of the voting power of our issued and outstanding shares. Therefore, Mr. Cao, Ms. Shi and Ascendent Rainbow (Cayman) Limited have considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Holders of ADSs may not receive distributions on our shares if the depositary decides it is impractical or unlawful to make such distributions.

The depositary has agreed to pay cash to holders of ADSs to the extent that we decide to distribute cash dividends or other cash distributions on our shares or other deposited securities. We have not declared or paid any cash dividends. However, we expect to make a cash dividend distribution on our ordinary shares, conditional upon the Closing of the Merger, and expect to declare such cash dividend using the remaining proceeds of our initial public offering. The terms and conditions of the cash dividend have not been finalized and are subject to change. The determination to make dividend distributions and the amount of such distributions, if any, will be made at the discretion of our board of directors and will be based upon our operations and earnings, cash flow, financial condition and other relevant factors. The dividend distribution can be changed or terminated at any time in the discretion of the board of directors. The holders of our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to the holders of ADSs.

To the extent that there is a distribution in shares, rights or other securities and properties, the depositary has agreed to distribute to holders of ADSs the shares, rights or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of shares their ADSs represent. However, the depositary may, at its discretion, decide that it is impractical to make a distribution available to holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the U.S. Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. We have no obligation to take any other action to permit the distribution of shares, rights or anything else to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our shares if it is impractical for us to make them available. These restrictions may materially reduce the value of the ADSs.

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

GEHI is a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China and Singapore. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

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

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent. We have relied on home country practice exemption as our board does not contain a majority of independent directors. We followed home country practice with respect to annual general meetings and did not hold an annual general meeting for shareholders in 2022. If we choose to follow certain home country practices, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

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

We may be, or may become, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation such as our company will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Based on our income and assets, we do not believe we were a PFIC for our taxable year ended December 31, 2022. However, because there are uncertainties in the application of the PFIC rules, it is possible that the Internal Revenue Service could challenge our determination of the amount or nature of certain income or assets for such purposes, which could cause us to be treated as a PFIC for our current or subsequent taxable years. Accordingly, there can be no assurance regarding our PFIC status for the current taxable year.

In addition, because our PFIC status is an annual factual determination based on the composition of our income and assets in a given year, there can be no assurance regarding our PFIC status for the foreseeable future. The value of our assets for purposes of the asset test, including the value of any goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs (which may be volatile). The composition of our income and our assets for PFIC purposes is also affected by how, and how quickly, we realize and spend or otherwise dispose of our liquid assets.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, in the absence of certain elections by such holder, we would generally continue to be treated as a PFIC with respect to such U.S. Holder even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent year. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

The restatement of previously issued unaudited condensed financial statements may affect investor confidence and raise reputational issues and may subject us to additional risks and uncertainties, including increased professional costs and the increased possibility of legal proceedings and regulatory inquiries.

In connection with our year-end financial statement close and preparation of our annual report on Form 20-F for the year ended December 31, 2022, an error was identified in the interim financial statements (the “Prior Period Financial Statements”) for the six months ended June 30, 2022 (the “Interim Periods”). On April 30, 2022, when we divested the former VIE, revenue and other related accounts of the enrichment courses were recorded in continuing operations. However, we recently concluded the financial result of this service should have been recorded in discontinued operations. As a result of this error and the resulting restatement of our condensed financial statements for the impacted periods, we have incurred, and may continue to incur, unanticipated costs for accounting and legal fees in connection with or related to the restatement, and have become subject to a number of additional risks and uncertainties, including the increased possibility of litigation and regulatory inquiries. Any of the foregoing may affect investor confidence in the accuracy of our financial disclosures and may raise reputational risks for our business, both of which could harm our business and financial results.

ITEM 4.       INFORMATION ON THE COMPANY

A.	History and Development of the Company

We opened our first play-and-learn center in 1998 in Beijing. Later in July 2001, we incorporated Beijing RYB Children Potential Education Entertainment Co., Ltd. to expand the operation of play-and-learn centers and kindergartens. In May 2006, we changed the name of Beijing RYB Children Potential Education Entertainment Co., Ltd. to Beijing RYB Children Education Technology Development Co., Ltd., which we refer to as Beijing RYB or the former VIE in this annual report.

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

As a result of these contractual arrangements, we have obtained the power to direct the activities of Beijing RYB. Accordingly, under U.S. GAAP, the financial statements of Beijing RYB are consolidated as part of our financial statements for the years ended December 31, 2020, 2021 and 2022 in this annual report. However, those contractual arrangements may not be as effective in providing operational control as direct ownership.

In June 2017, we changed the corporate name of our company from Top Margin Limited to RYB Education, Inc. RYB Education, Inc. is a holding company. We conduct substantially all of our business in China through the VIE, its subsidiaries and sponsored kindergartens.

On September 26, 2017, our ADSs commenced trading on the New York Stock Exchange under the symbol “RYB.” On May 24, 2022, our ADSs began trading under the symbol “GEHI.” We raised from our initial public offering approximately US$90.1 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

In April 2019, we acquired a Singapore-based private education group for a total consideration of RMB146.2 million.

In March 2022, we entered into agreements with the former VIE to terminate certain VIE agreements, pursuant to which GEHI no longer had the contractual control over the former VIE from April 30, 2022, thereby divesting the directly operated kindergarten business on April 30, 2022, or “the 2022 Divestiture.” An aggregate amount of RMB158.5 million would be paid in installments to our subsidiaries as compensation for the termination of VIE agreements. In conjunction with the VIE termination agreements, our subsidiaries, including RYB Technology, have entered into a series of service agreements with a term of 15 years with the former VIE, including Beijing RYB, at arm’s length terms under which our subsidiaries continuingly provide brand royalty, training, management IT system, recruitment, and curriculum design services to the former VIE and the kindergartens operated by them. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In April 2022, we entered into a series of contractual agreements with Zhudou Investment, or the new VIE, and its shareholders and its subsidiaries for licensing concern. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In May 2022, we changed the corporate name of our company to Gravitas Education Holdings, Inc. to mark our entry into a new development stage with an increasingly diverse business mix.

On October 14, 2022, we effected a change in the ratio of our ADSs to Class A ordinary shares from one ADS representing one Class A ordinary share to one ADS representing 20 Class A ordinary shares. Except as otherwise indicated, all information in this annual report concerning share and per share data gives retroactive effect to the ADS Ratio Change.

Our principal executive offices are located at 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing 100078, People’s Republic of China. Our telephone number at this address is +86 10-8767 5611. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on ir.geh.com.cn. The information contained on our website is not a part of this annual report.

The Merger

The Transactions

On April 18, 2023, we entered into an agreement and plan of merger (the “Merger Agreement”) with Merger Sub, Best Assistant, and solely for purposes of certain named sections thereof, NetDragon. Pursuant to the Merger Agreement, Best Assistant will form eLMTree and transfer the education business of NetDragon outside of the PRC to eLMTree, and Merger Sub will merger with eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of our company. The Merger Agreement contemplates that we will change our name to “Mynd.ai, Inc.” or such other name as determined by Best Assistant and adopt an amended and restated memorandum and articles of association, in each case immediately before the effective time of the Merger (the “Effective Time”), following which the authorized share capital of our company shall only consist of ordinary shares. Under the Merger Agreement, each issued and outstanding ordinary share of eLMTree immediately prior to the Effective Time, with certain exceptions as provided under the Merger Agreement, will be cancelled in exchange for the right to receive a number of validly issued, fully paid and non-assessable ordinary shares of our Company at the Effective Time, which is expected to occur on the date of closing of the Merger (the “Closing”).

Concurrent with the execution of the Merger Agreement, we have entered into a share purchase agreement (the “2023 Divestiture Agreement”) with the 2023 Divestiture Purchaser, pursuant to which, immediately prior to the Closing, we will transfer all of our education business in the PRC to the 2023 Divestiture Purchaser at a consideration of US$15 million. Upon completion of the 2023 Divestiture, we will cease to operate any education business in China. For detailed information regarding all material financial impacts related to the 2023 Divestiture, see note 30 to our consolidated financial statements, which are included in this annual report

Also concurrent with the execution of the Merger Agreement, NetDragon WebSoft, Inc. (“ND BVI”), a wholly-owned subsidiary of NetDragon, has entered into a share purchase agreement (the “Secondary SPA”) with the Founding Shareholders, pursuant to which ND BVI will acquire 8,588,960 Class A ordinary shares of our Company from the Founding Shareholders immediately prior to the Closing at an aggregate consideration of US$15 million (the “Secondary Sale”). At the same time, we, ACP and Best Assistant have also entered into a senior secured convertible note purchase agreement (the “Note Purchase Agreement”, together with the Divestiture Agreement, the Merger Agreement, the Secondary SPA and the exhibits and schedules thereto, collectively, the “Transaction Documents”), pursuant to which, at the Closing, ACP will purchase US$65 million principal amount of secured convertible notes issued by our Company (the “ACP CB”) at the Closing (the “ACP CB Investment”, together with the 2023 Divestiture, the Merger, the Secondary Sale and other transactions as contemplated by the Transaction Documents, the “Transactions”).

Upon consummation of the Merger, the 2023 Divestiture and the Secondary Sale, NetDragon is expected to become the controlling shareholder of our Company, holding approximately 72.9% of all outstanding shares of our Company (after a special dividend is made to the shareholders of NetDragon by way of the distribution in specie of certain ordinary shares of our company to be held by NetDragon (indirectly through ND BVI) after the Closing but assuming the ACP CB is not converted and the share awards are not granted under the new equity compensation plan that our company plans to adopt after the Closing).

The Transactions have been approved by Best Assistant, NetDragon and our Company’s respective board of directors and are subject to customary closing conditions, including, among other things, receipt of NetDragon’s shareholder approval, our shareholder approval and certain regulatory approvals.

The description contained herein of the Transactions does not purport to be complete, and is quantified in its entirety by the terms and conditions of the Transaction Documents, among which copies of the Merger Agreement and the 2023 Divestiture Agreement are filed as Exhibits 99.2 and 99.3 to our current report on Form 6-K, dated April 18, 2023.

Business of eLMTree

eLMTree is expected to comprise the non-PRC education business operated by NetDragon, including through the following subsidiaries (i) Promethean World Limited (“Promethean”); (ii) Edmodo, LLC. (“Edmodo”); (iii) Elernity (Thailand) Co., Ltd. (“Elernity Thailand”); and (vi) Sky Knight Investments Limited (“Sky Knight”).

Promethean is principally engaged in developing and manufacturing of interactive displays for education and interactive boards for schools and local governments in the US and other countries, including, inter alia, United Kingdom, Germany, Italy and France.

Edmodo is principally engaged in developing and operating an online education platform under the brands Edmodo and Edmodo World. Prior to the termination of the free-to-use Edmodo.com platform, Edmodo was used in many countries and offered a communication, collaboration, and coaching platform to K-12 teachers, students and parents. After the termination of the free Edmodo.com platform, Edmodo continues to operate a paid platform under the Edmodo World brand, which is only available in Hong Kong and Thailand as of the date hereof (the “Edmodo Paid Platform”). The Edmodo Paid Platform is geared toward facilitating classes, assignments, calendars, discussions and more. Specifically, teachers, students and parents can interact through the Edmodo Paid Platform such as content sharing, distribution of quizzes and assignments, and communication.

Elernity Thailand is a company established in Thailand principally engaged in the sale of Promethean’s interactive displays and the Edmodo Paid Platform in Thailand.

Sky Knight is an indirect wholly-owned subsidiary of Best Assistant, and holds 57% of Promethean Middle East and Africa Limited (“Promethean Africa”), a joint venture established in the Cayman Islands in April 2021. The remaining 43% interests of Promethean Africa are held by an independent third party. The purpose of establishing Promethean Africa is for the sale of products and services of Promethean and Edmodo, among others, in Egypt through the Ministry of Education of Egypt.

B.           Business Overview

Overview

We provide kindergarten services, play-and-learn center services, student care services, as well as at-home education products and services, through our subsidiaries and VIE in mainland China and abroad, to teaching facilities within our network. We also license our separately developed courses, sell educational products and also provide kindergarten operation solutions, training and other advisory services. Following the 2022 Divestiture, we transitioned from a direct-operation and franchise business model to an education service output platform to provide early childhood education institutions with our products and services.

Our Early Childhood Education Network and Alliance

We directly operate and franchise play-and-learn centers, kindergartens and student care centers across the country and abroad. In addition, we also license separately developed kindergarten courses, and offer operational solutions, training and other advisory services through other business partners, to kindergartens outside of our network. After the 2022 Divestiture, the divested kindergartens and franchised kindergartens remain in our network as we continue to provide services to entities that operate these kindergartens.

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

We operate a small number of facilities directly as flagship models and have expanded our network primarily with franchise play-and-learn centers. As of December 31, 2022, there were a total of 5 directly-operated and 812 franchise play-and-learn centers in operation in our network.

The locations of the play-and-learn centers are carefully planned based on a number of specific factors, including the estimated population of 2-6-year-old children and the number of competitors, as well as the spending power of families in the neighborhood. We follow the guidelines of local education authorities in determining the size of each class and adjusting each play-and-learn center’s number of classes according to the demand in the relevant local market. With more flexibility in class schedule and course fee arrangement, play-and-learn centers generally can cover a wider geographic area and attract families at different income levels, as compared to kindergartens.

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

As of December 31, 2022, we had 17 directly operated and 12 franchised kindergartens, and 38 directly operated and 5 franchised student care centers in operation in Singapore. Total student enrollment and total teaching staff at the directly operated kindergartens and directly operated student care centers in Singapore was 6,170 and 618 as of December 31, 2022, respectively.

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

Kindergartens

Prior to the 2022 Divestiture, we directly operated kindergartens serving 2-6-year-old children. The divested kindergartens typically house teaching and student activities facilities, occupying both indoor and outdoor real estate property leased by us. These kindergartens required approximately three to five years to mature, from when we received the leased property from the landlord to when a kindergarten ramped up student enrollment to near its capacity. We considered similar factors when selecting sites for the divested kindergartens as for our play-and-learn centers.

As of April 30, 2022, we had 86 directly operated and 235 franchise kindergartens in operation in 28 provinces and municipalities in mainland China. Total student enrollment and total teaching staff at our directly operated kindergartens in mainland China was 30,256 and 3,209 as of April 30, 2022, respectively.

Prior to the 2022 Divestiture, the majority of our divested kindergartens were operated under the “RYB (红黄蓝)” brand. They teach our core curricula, with some variations in feature course offerings tailored to local needs, and most of them also teach Scholastic Early-age English. The tuition fees of the divested kindergartens vary across our network, mostly in accordance with the spending power of local communities. During 2021 and 2022, some of the divested kindergartens that were previously operated under the “RYB” brand have been rebranded. In addition, to serve the growing demand for bilingual, premium early childhood education in mainland China, some of the divested kindergartens also provided Chinese-English bilingual curricula or English-only curricula.

We divested our directly operated kindergartens and started to provide services to former VIE that continue to operate the divested kindergartens from April 2022. As of December 31, 2022, we no longer have any directly operated or franchised kindergartens in mainland China.

After the 2022 Divestiture, our relationship with the divested kindergartens and the franchise kindergartens was replaced by our products and services offered through our education services platform. Our offering to these kindergartens include brand royalty, training, management IT system, recruitment and curriculum design services, which ensure the consistent operation of our Under our education services platform model, we continue to maintain and develop our brands, core curriculum, management supervision and management IT system products and services. Rather than acquiring new kindergartens that require a ramp-up period of at least three to five years, we will focus on attracting more educational institutions to use our products and services to elevate their teaching quality for parents and children.

Network control

We expect all of our franchisees to be committed to early childhood education and share our vision, and we employ stringent selection standards in evaluating franchisee candidates. For play-and-learn center franchisees, we favor candidates who are equipped with experience in business operations and sales. For kindergarten franchisees, we prefer candidates with substantial experience in preschool education. Upon joining our network, a franchisee receives our standardized operation manual with detailed requirements that the franchisee must follow. Our franchisees are required to establish and implement proper human resources management, financial reporting and other policies and procedures. We require our franchisees and their facility principals to undergo training regularly.

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

We also actively seek feedback directly from parents, through both online and offline channels. We operate a national customer service hotline at our headquarters so that parents of our play-and-learn centers can reach out to us directly. Before the 2022 Divestiture, we have developed a mobile app for the divested kindergartens that allows parents to send their feedback to teachers and facility principals conveniently on their mobile devices.

Our efforts to ensure high-quality and consistent service delivery across our network extend to the suppliers of teaching tools, educational toys and other products. We require our franchisees to purchase certain goods, including teaching aids, student uniforms, school bags and other educational merchandise, exclusively from us or from vendors approved by us.

Our Products and Services

We offer a full spectrum of early childhood education services and products at our directly operated teaching facilities, and provide course content, training, support and guidance and other services to our franchisees and licensees. Additionally, we also develop and sell early childhood education products and other products and services in adjacent markets. After the 2022 Divestiture, we continue to provide brand royalty, training, management IT system, recruitment and curriculum design services to the former VIE that operate the divested kindergartens and franchise kindergartens, together with education-related products and merchandise such as uniforms and stationary.

Services at our directly operated facilities

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

We offer high-quality preschool education to 2-6-year-old children at our directly operated kindergartens in Singapore, including our mandatory core curricula and feature courses. We also offer after-school academic enrichment, homework guidance, and other educational content and services at our student care centers in Singapore. Tuition fees at our directly operated facilities are charged by month of enrollment.

We allow refunds of tuition fees in certain circumstances. Where there are specific requirements by local education authorities, we follow their guidance. For example, we allow full refund within seven days of purchase of the course cards at our play-and-learn centers. After that seven-day period, we generally allow a refund for unused sessions (after deducting certain processing fees) if customers have only used less than half of the total sessions that they purchased; we do not offer any refund if 50% or more of the total sessions purchased have been used.

As with other education service providers, our tuition fee revenues are affected by seasonality. Due to the winter holidays and the summer vacation, we typically generate lower revenue from tuition fees in the first and third calendar quarters.

As we continue to offer educational services under the new platform model after the 2022 Divestiture, we ceased to control over the divested kindergartens and started to provide quality services to the divested kindergartens including brand royalty, training, management IT system, recruitment, and curriculum design services.

Products and services provided to our franchisee facilities

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

Our typical franchise agreements have terms of three years for play-and-learn centers and, before the 2022 Divestiture, five years for kindergartens, and are renewable with our consent and payment of a renewal fee. These franchise agreements set out in detail what services we provide and the fee level for such services. In addition to the fixed annual fee model, starting in late 2018, we also began to use revenue-sharing model for our franchise services.

As of December 31, 2022, we had a total of 852 franchise facilities in mainland China and 17 in Singapore. We believe our franchise business model not only helps franchisees achieve personal success, but also increasingly adds value to our own business and reputation.

After the 2022 Divestiture, our relationship with franchise kindergartens in mainland China was replaced by our brand royalty services to the former VIE to support the ongoing franchise relationships. Other franchisees are not affected by the 2022 Divestiture.

Services provided to the divested kindergarten and other third-party kindergartens

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

China’s early education market at current stage is highly fragmented, but our market share has been limited by the scalability of the physical operation of kindergartens. We realize that, to maximize the benefit that our resources and experience can bring to the industry, we need to upgrade our business model to empower more pre-school educational institutions throughout the industry in an efficient manner. We believe that transforming into an educational service output platform in China’s early education market will allow us to serve more educational institutions efficiently, thereby elevating our influence in the industry and benefiting more parents and children. From the company’s operational perspective, through the divestiture of directly operated kindergartens, our business model will shift from an asset-heavy model with high cost in rents, human capital, and other capital expenditures, to an asset-light model with efficient scalability, strong growth driver and margin. The platform business model also ensures that the divested kindergartens remain compliant with evolving laws and regulations on the pre-school education industry in mainland China, while allowing us to consistently provide quality education services to the students and parents of these kindergartens.

Under our platform model, we service a variety of kindergarten facilities with diverse operational characteristics, including geographical reach, brand positioning (e.g., international, bilingual or general curriculum kindergartens), fee rate and public and private nature. We further accumulate comprehensive and in-depth understanding on the needs of different kindergartens from our diverse and complex kindergarten customers.

Under our new business model, we focus our resources on strengthening our core capabilities, including improving the quality of our existing curriculum, developing new curriculum, enhancing ability and broadening the scope of our kindergarten management supervisory function, and further elevating the management IT system which supports the operations of our kindergarten customers. After the 2022 Divestiture, we no longer operate the previously directly operated kindergartens by ourselves, but we have entered into a series of educational service agreements to provide brand royalty, training, management IT system, recruitment and curriculum design services to the former VIE that operate these kindergartens. We derive a significant portion of our income in the form of service fees from these kindergartens, and they also serve as the starting point and trial customers for the new educational service output platform. We recognize and receive our education service revenue from the former VIE every three months, including a brand royalty take-rate revenue based on the kindergartens’ income of the period, a fixed fee for curriculum and IT system licensing, and subscription fee to training and recruiting services provided. We concurrently conduct periodic assessments of the divested kindergartens to maintain the proper use of our products and services and ensure satisfactory teaching and operating quality. As we serve the divested kindergartens, we have continuously gathered feedback on our products and services and adopted corresponding upgrades. In this way, we have maintained our market acumen for the pre-school education industry and enhanced the competitiveness of our products and services. We plan to expand the services we offer to these kindergartens to other early educational institutions across the country and abroad.

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

Our Curriculum and R&D Capability

Our curriculum

Our kindergarten curriculum in mainland China consists of our self-developed and periodically-updated Multi-Dimension Education Courses, which cover the six principal fields of early childhood education, preparation for entry into kindergartens and primary schools, Kids Brown English, and certain feature courses. Additionally, we have developed a series of specialized and interest-based courses, including the arts, reading comprehension, business and finance and scientific inventions, for our kindergarten customers to adopt based on their operational needs. Our kindergarten customers could consequently offer a balanced education program to their students, including our streamlined core courses and our flexible specialized courses. We also offer another set of courses tailored for our play-and-learn centers. This set of courses is authored by our specialized play-and-lean center development team. The combination of courses offered at our play-and-learn centers is constantly evolving and expanding based on the development team’s assessment of childhood development pedagogy, market conditions and facility feedback. We generally develop or upgrade one to two courses each year.

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

We have a strong early childhood educational content development team, with solid credentials and rich experience fueled by a spirit of innovation. Our research and development department is headed by renowned figures in the education industry and benefits from insights offered by a highly engaged advisory board of industry leaders. Our development department hosts separate teams that are devoted to each of our product and service lines, including play-and-learn centers, kindergartens, other business partners and Zhu Dou Parenting products. These teams specialize in their respective areas to develop tailored contents while collaborating with each other at the same time to ensure an integrated overall curriculum system.

As of December 31, 2022, our dedicated curriculum development team consisted of 51 members. Over 74.5% of them held bachelor’s degrees or above, approximately 68.6% of them graduated with education-related majors, and they have an average of over 10 years’ experience in early childhood education. Many of our teaching staff and facility principals also actively participate in our daily content development activities.

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

As of December 31, 2022, we employed a total of 673 teaching staff in our directly operated facilities, almost all of whom had received professional training from colleges or other institutions in the areas of pedagogy, arts and language before joining us. Before joining us, a number of our teachers have gone through GEHI co-sponsored programs with selected teachers’ colleges where they studied. Through these co-sponsored programs, we provide these candidates with an early exposure to our culture and teaching philosophy.

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

After the 2022 Divestiture, the employment of the principals, teaching staff and supporting staff largely remain with the divested kindergartens to support the continued operations of these facilities. As a result, the number of principals, teaching staff and supporting staff employed in our directly operated facilities decreased significantly in 2022 as compared to the number in 2021.

Our Brand Image, Marketing and Student Recruitment

We position ourselves as a provider of early childhood educational services tailored to the needs of each child at the different stages of her or his growth. We believe parents of prospective students are attracted to our teaching facilities by our excellent brand name and reputation, the quality of our curricula and our long operating history in the private early childhood education sector. Therefore, our student enrollment has grown primarily through word-of-mouth and referrals by parents. Aside from that, we also employ the following marketing methods to attract students:

●	Social Events and Activities. We participate in and host community events designed to promote awareness of the virtues of early childhood education. For example, we from time-to-time host themed open-house events at our facilities to allow children and parents to have direct interactions with our existing students, parents and facility employees. We also write columns for early childhood and parenting magazines and publish frequently in other media. We believe that these events and publications enhance our public image and increase brand awareness.

●	Distribution of Marketing Materials. Our sales representatives distribute informational brochures, posters and flyers in the vicinity of our teaching facilities.
●	Cross-Selling. As we gain footholds in many different markets, we use our presence in one market as an opportunity to advertise our offerings in other markets. With a variety of products and services aimed at children of different age groups, our goal is to create a brand name that permeates every stage of a child’s educational progression.

Information Technology

Our technology platform supports the delivery of high-quality educational content to teaching facilities in our network, and also helps to reduce our operating costs and empower future growth. We currently use a combination of commercially available and custom developed software and hardware systems. Our technology platform consists of our facility management system, franchisee management system, digital white board course management system, CCTV monitoring system and other platforms.

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

One of our ongoing primary objectives is to maintain reliable systems. We have implemented performance monitoring for key systems to enable us to respond quickly to potential problems. Our websites are hosted at cloud servers maintained by a reputable cloud computing service provider.

In addition to continuous development and improvement of our technology infrastructure, we have also upgraded certain technology equipment to enhance the security of our facilities. For example, we have installed CCTV monitoring system in our play-and-learn centers and our previously directly operated kindergartens in mainland China.

Intellectual Property

Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our course offerings and services from infringement, and contribute to our competitive advantages. As of December 31, 2022, our intellectual property rights include the following:

●	945 trademark registrations for our brand and logo in China, among them RYB Play-and-learn Center ()] have been recognized as “well-known trademarks (驰名商标)” by the Trademark Review and Adjudication Board of the State Administration for Industry and Commerce in China;
●	873 copyrights for content that we developed in-house;
●	38 domain names; and
●	8 patents relating to our educational toys granted in China.

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

Our teachers, however, may not follow our safety manual and standards at all times, and any misbehavior by our teachers may cause harm to children in our teaching facilities. Such incidents may result in parents losing confidence in our services, and impact on the utilization of the kindergarten, and requests from franchisees to terminate their franchise relationships with us. We have established a special task force under the leadership of our independent directors to conduct a thorough self-inspection across our teaching facilities. We have taken steps to implement more stringent teacher recruitment requirements, by, among other things, improving teacher training, raising teacher compensation, and more closely monitoring and providing support to our staff. We have also taken measures to improve the security monitoring and management system of our teaching facilities. All of our divested kindergartens in mainland China, both before and after the 2022 Divestiture, are equipped with CCTV monitoring systems. We have also invited parents to participate in open classes and other efforts aimed at making our facilities safer and more transparent.

With respect to food safety, most of our divested kindergartens are equipped with kitchens to provide meals to students and others at the teaching facilities, which reduces the likelihood of food poisoning or food quality incidents on the facilities’ premises as a result of purchasing food from the outside.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased certain liability insurance covering our directly operated play-and-learn centers. We also provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, to our employees.

We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man insurance. Our management evaluates the adequacy of our insurance coverage from time to time, and we purchase additional insurance policies as needed.

Competition

The early childhood education market in China is rapidly evolving, highly fragmented and competitive. We face competition in each type of service and product we offer and in each geographic market where we operate. Our competitors at the national level include EtonKids and Golden Cradle for the kindergarten business, prior to the 2022 Divestiture, and MyGym for the play-and-learn center business, among others.

We believe the principal competitive factors in our business include the following: (i) brand recognition; (ii) ability to identify and effectively serve the needs to pre-school educational institutions, (iii) curriculum research and development capability; (iv) ability to control the network; (v) ability to attract and retain high-quality and experienced talent; (vi) customer satisfaction; and (vii) price-to-value ratio. We believe that we compete favorably with our competitors on the basis of the above factors.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in mainland China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment in Mainland China

The Foreign Investment Law

On March 15, 2019, the Foreign Investment Law was formally passed by the 13th National People’s Congress and it has taken effect on January 1, 2020. The Foreign Investment Law is the fundamental law for foreign investment in mainland China, which replaces the Law on Sino-Foreign Equity joint ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises as the general law applicable for the foreign investment within mainland China.

The Foreign Investment Law defines foreign investment as any investment activity directly or indirectly carried out in mainland China by one or more foreign natural persons, enterprises or other organizations, and specifically stipulates four forms of investment activities as foreign investment, namely, (i) establishment of a foreign-invested enterprise in mainland China by a Foreign Investor, either individually or collectively with any other investor, (ii) obtaining shares, equities, assets interests or any other similar rights or interests of an enterprise in mainland China by a foreign investor, (iii) investment in any new project in mainland China by a foreign investor, either individually or collectively with any other investor, and (iv) investment in any other manners stipulated under laws, administrative regulations or provisions prescribed by the State Council.

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

The Foreign Investment Law sets forth principles and measures to promote foreign investment in the PRC and specifically provides that mainland China legally protects Foreign Investors’ investment, earnings and other legitimate rights and interests in mainland China.

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

Catalogue of Industries for Encouraging Foreign Investment (2022 Edition) and Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition)

Under the Catalogue of Industries for Encouraging Foreign Investment (2022 Edition), or the Foreign Investment Catalogue, which was promulgated by the NDRC and the MOFCOM on October 26, 2022 and became effective on January 1, 2023, foreign-invested industries are classified into two categories, namely (i) those included on the Catalogue of Industries for Encouraging Foreign Investment and (ii) those included on the Catalogue of Priority Industries for Foreign Investment in Central and Western China.

On December 27, 2021, the NDRC and the MOFCOM, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022.

Under the 2021 Negative List, the provision of pre-school, ordinary senior high school and higher education services in mainland China is under the category of restricted industries for foreign investors. Foreign investments in such education institutions are only allowed in the form of Sino-foreign cooperative educational institutions in which the domestic party shall play a dominant role. It suggests that the principal or the chief executive officer of an education institutions shall be a mainland China national and the representatives of the domestic party shall account for no less than half of the total number of members of the board of directors, the executive council or the joint administration committee of a Sino-foreign cooperative educational institution. Also, foreign ownership of a value-added telecommunication service provider may not exceed 50%, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business.

Regulations on Sino-Foreign Investment in Operating Schools

The Regulation on Operating Sino-foreign Schools and its Implementing Rules apply to the activities of educational institutions established in mainland China cooperatively by foreign educational institutions and Chinese educational institutions, the students of which are to be recruited primarily among PRC citizens, and encourage substantial cooperation between overseas educational organizations, with relevant qualifications and experience in providing high-quality education, and mainland China educational organizations to jointly operate various types of schools in mainland China, especially in the areas of higher education and occupational education. The overseas educational organization must be a foreign educational institution with relevant qualification and high-quality education ability. It is uncertain what type of information (including duration and type of experience) a foreign investor must provide to the competent PRC government authority to demonstrate that it meets the qualification requirement. Sino-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in mainland China. Any Sino-foreign cooperative school and cooperation program shall be approved by relevant education authorities and obtain an Operation Permit for Sino-foreign Cooperative School, and a Sino-foreign cooperative school established without the above approval or permit may be prohibited by the relevant authorities, ordered to refund the fees collected from its students and subjected to a fine of no more than RMB100,000, while a Sino-foreign cooperation program established without such approval or permit may also be banned and ordered to refund the fees collected from its students.

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

Administrative Regulations on Foreign-Invested Telecommunications Enterprises

On December 11, 2001, the State Council of the PRC promulgated the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, and was amended on September 10, 2008 and February 6, 2016 and March 29, 2022, and became effective on May 1, 2022. The regulation requires that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, unless otherwise stipulated by the state.

Regulations Relating to Private Education in Mainland China

Education Law of the PRC

On March 18, 1995, the NPC enacted the Education Law of the PRC, which became effective on September 1, 1995, and was amended on August 27, 2009 and December 27, 2015, and further amended on April 29,2021. This law sets forth provisions relating to the fundamental educational systems of mainland China, including a school education system comprising preschool education, primary education, secondary education and higher education; a system of nine-year compulsory education; and a national education examination system. The law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education, and, in principle, that enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of educational institutions in accordance with laws and regulations of mainland China. The Education Law also stipulates that some basic conditions must be fulfilled for the establishment of a school or any other educational institution; accordingly, the establishment, modification or termination of a school or any other education institution shall, in accordance with the relevant laws and regulations of mainland China, follow specific examination, verification, approval, registration or filing procedures.

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

The Law for Promoting Private Education and its Implementation Rules

On December 28, 2002, the NPC Standing Committee promulgated the Law for Promoting Private Education, or the Private Education Law, which became effective on September 1, 2003, and was amended on June 29, 2013 and was further amended on November 7, 2016 and December 29, 2018. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, or the PE Implementation Rules, which became effective on April 1, 2004. PE Implementation Rules was amended on April 7,2021, and took effective on September 1, 2021. The Private Education Law and the PE Law Implementation Rules provide rules for social organizations or individuals to establish schools or other educational organizations using nongovernment funds in mainland China; such schools or educational organizations established using nongovernment funds are referred to as “private schools.”

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

The Amended Law for Promoting Private Education establishes a new classification system for private schools. Private schools are now classified by whether they are established and operated for profit-making purposes. Under the Amended Law for Promoting Private Education, sponsors of private schools that are not engaged in compulsory education may choose to establish not-for-profit or for-profit private schools at their own discretion. School sponsors of for-profit private schools are allowed to get income from the operation of the school, and the balance of running such schools is permitted to be handled in accordance with the PRC Company Law and other relevant laws and administrative regulations. School sponsors of not-for-profit private schools are prohibited from getting income from the operation of the schools, and all school-running balances shall be used for running schools. Furthermore, the remaining assets upon liquidation of for-profit private schools are permitted to be handled in accordance with the relevant provisions of the PRC Company Law and that of not-for-profit private schools may only be used for the operation of other not-for-profit schools. For-profit private schools are entitled to make their own decisions about collection of fees in accordance with the market situation, while collection of fees for not-for-profit private schools shall be subject to concrete measures to be promulgated by the provincial, autonomous regional or municipal government. In addition, private schools are entitled to preferential tax policies and land policies in accordance with the laws of mainland China, with the emphasis that not-for-profit private schools shall enjoy preferential tax policies and land policies equivalent to those applicable to public schools.

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

On May 14, 2021, the State Council amended the Implementation Rules for the Law for Promoting Private Education regulations, or the Implementation Rules, which became effective on September 1, 2021. Pursuant to the Amended Regulations, (1) foreign-invested enterprises established in mainland China and social organizations whose actual controllers are foreign parties shall not sponsor, participate in or actually control private schools that provide compulsory education, (2) social organizations or individuals shall not control any private school that provides compulsory education or any non-profit private school that provides pre-school education by means of merger, acquisition, contractual arrangements, etc., and (3) private schools providing compulsory education shall not conduct any transaction with any related party. Where a private school other than private schools providing compulsory education conducts transactions with any related party, it shall follow the principles of openness, fairness and equality, determine the reasonable fees and regulate the decision-making, and shall not do detriment to the state interests, the interests of the school or the rights and interests of the teachers and students, otherwise, there is a risk of being ordered to make corrections within a time limit, and the illegal gains, if any, shall be confiscated after the fees collected are returned; if the circumstances are serious, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller or member of the decision-making body or supervisory body of other private school within one to five years; if the circumstances are especially serious with adverse social impact, the sponsor, actual controller and member of the decision-making body or supervisory body shall not become the sponsor, actual controller and members of the decision-making body or supervisory body of other private school permanently; if a violation of public security administration is constituted, the public security organ shall impose a public security administration punishment according to law; if a crime is constituted, criminal responsibility shall be investigated in accordance with the law.

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

Regulations Relating to Licenses for Value-Added Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, which was amended on July 29, 2014, and was amended again on February 6,2016, to regulate telecommunications activities in mainland China. The Telecommunications Regulations divide telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or a VAT License, from the Ministry of Industry and Information Technology, or MIIT, or its provincial level counterparts. The Administrative Measures for Telecommunications Businesses Operating Licensing was promulgated by the MIIT on March 1, 2009 and amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

According to the Catalog of Classification of Telecommunications Businesses effective from April 1, 2003, Internet information services, also called Internet content services, or ICP services, are deemed to be a type of value-added telecommunications services. On December 28, 2015, the MIIT published a revised Catalog of Classification of Telecommunication Business, or the 2015 MIIT Catalog, which took effect on March 1, 2016, and was amended on June 6, 2019. According to the 2015 MIIT Catalog, Internet information services, which include information release and delivery services, information search and query services, information community platform services, information real-times interactive services, and information protection and processing services, continue to be classified as a category of value-added telecommunication services. The Administrative Measures on Internet Information Services, or ICP Measures, also promulgated by the PRC State Council on September 25, 2000 and amended on January 8, 2011, set forth more specific rules on the provision of ICP services. According to the ICP Measures, any company that engages in the provision of commercial ICP services shall obtain a sub-category VAT License for Internet Information Services, or ICP license, from the relevant government authorities before providing any commercial Internet content services within mainland China; when the ICP services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. Pursuant to the above mentioned regulations, “commercial ICP services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through Internet for profit making purposes.

On December 11, 2001, the State Council of the PRC promulgated the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, and was amended on September 10, 2008 and February 6, 2016 and March 29, 2022, and became effective on May 1, 2022. The regulation requires that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, unless otherwise stipulated by the state.

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

Regulations on Internet Information Security, Censorship and Privacy Protection

Regulations on Cybersecurity

The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and amended them on August 27, 2009 that may subject persons to criminal liabilities in mainland China for any attempt to use the internet to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections which was amended in 2011 and prohibits using the internet to leak state secrets or to spread socially destabilizing materials. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In December 2012, the Standing Committee of the NPC promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in mainland China. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfil the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the NPC promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On July 1, 2015, the SCNPC issued the National Security Law, which became effective on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of mainland China.

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

The Cybersecurity Law of the PRC, or the PRC Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the PRC Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the PRC Cyber Security Law requires that critical information infrastructures operators generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review.

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

On April 13, 2020, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which became effective on June 1, 2020. The Review Measures establish the basic framework for national security reviews of network products and services and provide the principal provisions for undertaking cyber security reviews. In addition, on September 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security must apply for a cybersecurity review. In addition, any online platform operator holding over one million users’ individual information must apply for a cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review.

The PIPL took effect in November 2021. The PIPL sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal process of personal information. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Some information we collect at our directly operated teaching facilities as well as indirectly through our management IT system, such as names, addresses, phone numbers of our students and their parents, as well as recordings of our CCTV monitoring system, may be deemed to be sensitive personal information under the PIPL. The PIPL also strengthens the supervision of automatic decision making to protect the rights of individuals to obtain fair transaction terms and the supervision of mobile applications.

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

On January 23, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT and the Ministry of Public Security jointly issued the Announcement on Carrying out Special Campaigns against Mobile Internet Application Programs Collecting and Using Personal Information in Violation of Laws and Regulations, or “the App Announcement,” which prohibits mobile app operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. According to the App Announcement, mobile app operators shall indicate to users the rules for collecting and using personal information in a simple, concise and easy-to-understand manner, with permission independently granted by the user. Furthermore, coercive or excessive collection of personal information, collection and use of personal information without user permission, leakage and loss of information or possible leakage and loss of personal information without any remedial measure, illegal use of personal information are prohibited. On November 28, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT and the Ministry of Public Security jointly issued the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. On June 14,2022, CAC promulgated the Administrative Provisions on Mobile Internet Applications Information Services(2022), which took effect on August 1, 2022, requests the application providers and application distribution platforms perform their duties as information content administrators, actively cooperate with the State in implementing the strategy for trusted identities in cyberspace, and establish sound management systems such as information content security management, information content ecological governance, data security and personal information protection and minors protection so as to ensure cybersecurity and maintain good cyberspace ecology.

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

In addition to the aforementioned general rules, the PRC Personal Information Protection Law also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts and other information, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within mainland China. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and business partners. As certain laws and regulations, including the PRC Data Security Law and the PRC Personal Information Protection Law, were recently promulgated, we may be required to make further adjustments to our business practices to comply with these laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Unauthorized disclosure or manipulation of sensitive personal data of our students and their parents, whether through breach of our network security or otherwise, could expose us to litigation or could adversely affect our reputation.”

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006, and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in mainland China for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by mainland China companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

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

On February 17, 2023, the CSRC issued the Trial Measures for the Administration of Overseas Securities Offering and Listing by Domestic Companies, together with five accompanying guidelines for the application of regulatory rules, collectively referred to as the Trial Measures, which will take effect on March 31, 2023. According to the Trial Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year, where any index accounts for more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) the main links of business activities carried out in mainland China or the main place of business is in mainland China, or the senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in mainland China. According to the Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (iv) if, the domestic enterprise is under investigation according to law for suspected crimes or major violations of laws and regulations, but no clear conclusions have been reached; (v) if there are material ownership disputes over the equity held by the controlling shareholder, or controlled by the controlling shareholder or the actual controller.

According to the Trial Measures, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, (iii) with respect to the assets of a domestic company are directly or indirectly listed overseas through one or more acquisitions, share swap, transfer or other transaction arrangements, the domestic company shall file with the CSRC in accordance with (i), in the case does not involve the submission of application documents abroad, within three business days after the first public announcement of the transaction. Non-compliance with the Trial Measures or an overseas listing completed in breach of the Trial Measures may result in a warning on the relevant domestic companies and a fine of RMB1 million to RMB10 million on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB200,000 to RMB5,000,000. The controlling shareholders or actual controllers of the domestic company organize or instigate the relevant illegal acts, or conceals relevant matters resulting in the illegal acts, may be fined between RMB 1 million to RMB10 million.

On February 17, 2023, the CSRC issued the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, which stipulates the domestic enterprises have been issued and listed overseas already are not required to file with CSRC in accordance with the Trial Measures immediately, and if the subsequent filing matters such as refinancing shall file with CSRC as required.

Regulations Relating to Intellectual Property in Mainland China

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

Regulations Relating to Labor Protection in Mainland China

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

Regulations Relating to Tax in Mainland China

Income Tax

The PRC Enterprise Income Tax Law took effect on January 1, 2008 and amended on February 24, 2017 and amended on December 29, 2018. The PRC Enterprise Income Tax Law applies a uniform 25 percent enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a mainland China subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10 percent if the PRC tax authorities determine that the foreign investor is a Non-resident Enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from mainland China withholding tax.

Under the PRC Enterprise Income Tax Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25 percent enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain mainland Chinese-invested enterprises controlled by mainland China enterprises or mainland China enterprise groups and established outside of mainland China as “resident enterprises” clarified that dividends and other income paid by such mainland China “resident enterprises” will be considered mainland China-source income and subject to mainland China withholding tax, currently at a rate of 10 percent, when paid to non-mainland China enterprise shareholders. This circular also subjects such mainland China “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain mainland China -invested overseas enterprises controlled by a mainland China enterprise or a mainland China enterprise group in mainland China will be classified as mainland China resident enterprises if the following are located or resided in mainland China: (i) senior management personnel and departments that are responsible for daily production, operation and management; (ii) financial and personnel decision making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the senior management or directors who have the voting rights.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to capture transactions involving transfer of immovable property in mainland China and assets held under the establishment, and placement in mainland China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 provides criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess on whether the transaction should be subject to mainland China tax and to file or withhold the mainland China tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017, and was amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

According to Notice of the Ministry of Finance and the State Administration of Taxation on Tax Policies Relating to Education, or Circular 39, schools established by government are not required to pay Enterprise Income Tax, or EIT on fees they have collected upon approval and have incorporated under the fiscal budget management or the special account management of the funds outside the fiscal budget. Schools are not required to pay EIT on the financial allocations they have received and special subsidies they have obtained from their administrative departments or institutions at higher levels. Nonetheless, our main business is the operation of kindergartens before the Divesture, which is not explicitly exempted from the requirement to pay EIT under Circular 39, and we have paid our EIT for our income generated in 2018 and 2019.

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

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC amended on November 19, 2017, and its Implementation Rules promulgated by the Ministry of Finance, or the MOF and last amended on 28 October 2011, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services, sales of services, intangible assets or real property, or importation of goods within the territory of mainland China shall pay value-added tax, or the VAT.

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

Tuition fees generated from kindergarten services in mainland China are qualified for VAT exemption pursuant to a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation. Revenue generated from other services in mainland China, namely play-and-learn center services, franchise fees, royalty fees, and training services, is reported net of VAT, at a rate of 6%, collected on behalf of PRC tax authorities, except for an entity who is designated as a small-scale VAT payer. Small scale VAT payer is subject to VAT at a rate of 3% on play-and-learn center services and training services, which was reduced to 1% from January 1, 2022 to March 31, 2022, due to the pandemic of COVID-19, and was further reduced to exemption of VAT from April 1,2022 to December 31, 2022, due to further support the development of small and micro-sized enterprises.

Regulations Relating to Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of mainland China. Payments for transactions that take place within mainland China must be made in Renminbi. Foreign currency revenues received by mainland China companies may be repatriated into mainland China or retained outside of mainland China in accordance with requirements and terms specified by SAFE.

Dividend Distribution

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in mainland China may pay dividends only out of their accumulated profits, if any, as determined in accordance with mainland China accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10 percent of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50 percent of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on mainland China accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations on loans to and direct investment in PRC entities by offshore holding companies

According to the Interim Provisions on Statistics and Supervision of Foreign Debt promulgated by SAFE on August 27, 1987 and amended on November 29, 2020, and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, which was amended on July 26, 2022 and became effective on September 1, 2022, loans by foreign companies to their subsidiaries in mainland China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign- invested enterprise.

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

According to applicable regulations on foreign-invested enterprises of mainland China, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The term “Discretional Foreign Exchange Settlement” refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined as 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

Regulations Relating to Employee Stock Incentive Plan of Overseas Publicly-Listed Company

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or Circular 7, issued by the SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in mainland China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a mainland China subsidiary of such overseas listed company, and complete certain other procedures. If we fail to complete the SAFE registrations, such failure may subject us to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned mainland China subsidiaries and limit such subsidiaries’ ability to distribute dividends to us.

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in mainland China who exercise share options or are granted restricted shares will be subject to mainland China individual income tax. The mainland China subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or mainland China subsidiaries fail to withhold their income taxes according to relevant laws and regulations, mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Relating to Anti Long-Arm Jurisdiction

The MOFCOM issued the Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, a working committee shall decide whether or not to include a foreign entity concerned in the list of unreliable entities and make an announcement on such inclusion based on investigation of following factors: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of mainland China enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; and (iv) any other relevant factors. If a foreign entity is included in the list of unreliable entities, the working committee may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to mainland China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of mainland China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of mainland China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in mainland China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; or (vi) any other necessary measures.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of mainland China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. A working committee will take the following factors into consideration when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of mainland China; and (iv) any other relevant factors. In case it is confirmed that there exists unjustified extra-territorial application of foreign legislation and other measures, the MOFCOM may issue an injunction against such relevant foreign legislation and other measures. A citizen, legal person or other organization in mainland China may apply for exemption from compliance with an injunction.

C.           Organizational Structure

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and VIE as of the date of this annual report:

Note:

(1)	Ms. Yin Xiao and Ms. Yun Gu are beneficial owners of the shares of Zhudou Investment and hold 50% and 50% equity interests in Zhudou Investment, respectively.

Contractual Arrangements with the Former VIE and Their Respective Shareholders

The following is a summary of the contractual arrangements by and among Beijing Qijin Technology Group Co., Ltd., used to be known as Beijing RYB Technology Development Co., Ltd., or Qijin Technology, our wholly-owned subsidiary, Beijing RYB, a former VIE, and the shareholders of Beijing RYB. We also consolidated two additional VIEs that are not material to our overall operation through similar contractual arrangements.

We, through Qijin Technology, had entered into a series of contractual arrangements with the former VIE and the nominee shareholders of the former VIE from July 2008 to April 2022. During the effective period of these contractual arrangements, these contractual arrangements have enabled us to: (i) receive the economic benefits that could potentially be significant to the former VIE in consideration for the services provided by our subsidiaries; (ii) exercise effective control over the former VIE; and (iii) hold an exclusive option to purchase all or part of the equity interests in and assets of the former VIE when and to the extent permitted by the laws of mainland China.

These contractual agreements included exclusive consulting and services agreements, business operation agreements, powers of attorney, equity interest pledge agreements, exclusive option agreements and spousal consent letters. We refer to Beijing Qijin Technology Group Co., Ltd., used to be known as Beijing RYB Technology Development Co., Ltd. as Qijin Technology, and Beijing RYB Children Potential Education Entertainment Co., Ltd. as Beijing RYB. Pursuant to the option agreement, Beijing RYB had irrevocably granted Qijin Technology or any person designated by it an exclusive option to purchase all or part of its equity interests. Pursuant to the business operation agreement, Beijing RYB and its shareholders agree that to the extent permitted by law, they accept and unconditionally execute instructions from Qijin Technology on business operations. Beijing RYB and its shareholders also executed a power of attorney to irrevocably authorize Qijin Technology, or any person designated by Qijin Technology, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Beijing RYB. Pursuant to the exclusive consulting and services agreement, Qijin Technology had the exclusive right to provide Beijing RYB with operational supports as well as consulting and services required by Beijing RYB’s business. Pursuant to the equity interest pledge agreements, Beijing RYB’s shareholders had pledged 100% equity interests in Beijing RYB to Qijin Technology, and Beijing RYB had pledged 100% equity interests in Beijing RYB to Qijin Technology, to guarantee performance by Beijing RYB of their obligations under the option agreement, the exclusive technology consulting and services agreement, the business operation agreement and power of attorney they entered into. The spouses of the shareholders of Beijing RYB, if applicable, had each signed a spousal consent letter agreeing that the equity interests in Beijing RYB held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with Qijin Technology. We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the former VIE because of these contractual arrangements for the effective period of these contractual agreements. Accordingly, under U.S. GAAP, the financial statements of the former VIE are consolidated as part of our financial statements for the years ended December 31, 2020, 2021 and 2022 in this annual report.

In March 2022, we entered into agreements, including the VIE termination agreement by and among Qijin Technology, Beijing RYB and its shareholders, to terminate the aforementioned contractual arrangements with the former VIE. Qijin Technology no longer had the contractual power to direct the activities of the former VIE from April 30, 2022, thereby divesting the directly operated kindergarten business on April 30, 2022, or the “2022 Divestiture.” The 2022 Divestiture was mainly motivated by a strategic upgrade in our business. We planned on transitioning our business model to become an educational services output platform and would derive significant revenue through such transition. For detailed information regarding all material financial impacts related to the 2022 Divestiture, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Impact by the 2022 Divestiture” and notes 1 and 3 to our consolidated financial statements, which are included in this annual report

In conjunction with entering into the VIE termination agreements, our subsidiaries, including Qijin Technology, have entered into a series of service agreements with a term of 15 years with the former VIE at arm’s length terms under which our subsidiaries continuingly provide brand royalty, training, management IT system, recruitment, and curriculum design services to these entities and the kindergartens operated by them. In addition, RYB Technology also entered into a guaranteed loan agreement with the former VIE with a term of 10 years for the total amount of RMB240.5 million, which had been provided by RYB Technology and its affiliates to the former VIE and their subsidiaries. The loan will be repaid in equal repayment of principal with the first repayment on May 1, 2023 with interest rate of 4% per annum. The former VIE provided joint and several guarantees for each other.

Contractual Arrangements with the New VIE and Its Respective Shareholders

The following is a summary of the contractual arrangements by and among Qiyuan Education Technology (Tianjin) Co., Ltd., or TJ Qiyuan, our wholly owned subsidiary, Zhudou Investment, the new VIE, the subsidiaries of Zhudou Investment, and the shareholders of Zhudou Investment.

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

Spousal Consent. Spouses of the shareholders of Zhudou Investment, who collectively holds 100% equity interest, have each signed a spousal consent letter. Under the spousal consent letters, each signing spouse acknowledges the entry into of the contractual arrangements of new VIE by the shareholders of Zhudou Investment, respectively; also, undertakes that he or she shall not take any actions that are in conflict with the purpose and intention of the contractual arrangements of new VIE, including asserting that any equity interests held by the shareholders of Zhudou Investment, respectively, fall within the scope of their communal properties. Each signing spouse confirms that his or her authorization or consent is not required for the implementation of the contractual arrangements of the new VIE, any amendments thereto or the termination thereof.

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

Agreement that allows us to receive economic benefits from Zhudou Investment

Exclusive Consultation and Service Agreement. Pursuant to the Exclusive Consultation and Service Agreement among TJ Qiyuan, Zhudou Investment, the subsidiaries of Zhudou Investment, and the shareholders of Zhudou Investment, TJ Qiyuan or its designated person has the exclusive right to provide Zhudou Investment with exclusive technology and business support, business management consulting, intellectual property licensing, and other services. Without TJ Qiyuan’s prior written consent, Zhudou Investment may not accept any services subject to this agreement from any third party. The service fee to be charged to Zhudou Investment under this agreement equal to total revenue deducting the relevant costs, fees, tax expenses and reserved funds as required by applicable laws and regulations of mainland China, and shall be determined by considering, among other things, the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. TJ Qiyuan will have the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. Zhudou Investment also granted TJ Qiyuan an irrevocable and exclusive right to purchase part or all of Zhudou Investment’s assets at the lowest price permitted by the laws of mainland China. To guarantee Zhudou Investment’s performance of this agreement, upon request from TJ Qiyuan, Zhudou Investment shall pledge or mortgage part or all of its accounts receivable and part or all of its assets to TJ Qiyuan. Unless TJ Qiyuan terminates this agreement in advance, this agreement will remain effective during the term of operation of each of the parties to the agreement. Zhudou Investment and those shareholders have no right to terminate this agreement unilaterally.

Agreement that provides us with the option to purchase the equity interests in Zhudou Investment

Exclusive Option Agreement. Pursuant to the Exclusive Option Agreement among TJ Qiyuan, Zhudou Investment and the shareholders of Zhudou Investment, those shareholders irrevocably granted TJ Qiyuan or any third party designated by TJ Qiyuan an exclusive option to purchase all or part of their equity interests in Zhudou Investment at the lowest price permitted by applicable laws of mainland China. Those shareholders further undertake that they will neither create any pledge or encumbrance on their equity interests in Zhudou Investment, nor transfer, gift or otherwise dispose of their equity interests in Zhudou Investment to any person other than TJ Qiyuan or its designated third party. Without TJ Qiyuan’s prior written consent, those shareholders agree not to, among other things, transfer or in any other way to dispose any assets of Zhudou Investment, terminate any material agreement to which Zhudou Investment is a party, permit Zhudou Investment to enter into transactions which materially and adversely affect Zhudou Investment’s assets, financial status. This agreement will remain effective unless TJ Qiyuan or its designated third party exercises the option and has acquired all of the equity interests in and/or the relevant assets of Zhudou Investment, or all parties to this agreement have executed a written agreement to terminate this agreement, whichever is earlier.

In the opinion of Commerce & Finance Law Offices, our mainland China legal counsel:

●	the ownership structures of TJ Qiyuan and Zhudou Investment do not violate, the applicable laws or regulations of mainland China in effect; and
●	the contractual arrangements among TJ Qiyuan, Zhudou Investment, and the shareholders of Zhudou Investment, governed by the laws of mainland China, are valid and binding on each party there-to under the laws of mainland China, and do not and will not result in any violation of applicable laws or regulations of mainland China currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China. As a result, we may face challenges enforcing these contractual arrangements due to legal uncertainties and jurisdictional limits. Additionally, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our mainland China legal counsel. If the PRC government finds that the agreements that establish the structure for operating our early childhood education and value-added telecommunication services business do not comply with government restrictions in mainland China on foreign investment in education and value-added telecommunication services businesses, the operation of kindergartens, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information⸺D. Risk Factors-Risks Related to Our Corporate Structure—If the PRC government decides that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our contracts or other interests in those operations” and “—Risks Related to Doing Business in China—Uncertainties with respect to the legal system of mainland China could adversely affect us.”

D.           Property, Plant and Equipment

As of December 31, 2022, we leased office space and facilities for our directly operated teaching facilities in China and Singapore with an aggregate gross floor area of approximately 36,150 square meters. Our leases have terms of 1 to 10 years. The areas of our leased premises are based on figures specified in the relevant land use right certificates or lease agreements, where available, or our operational records. We lease properties from third parties on an as-is basis. A majority of our divested kindergartens are located on leased premises designated for educational use.

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

As with other education service providers, our quarterly business and operating results are affected by seasonality. Due to the winter holidays and summer vacation, we typically have lower net revenues in the first and third calendar quarters. As we adopt the kindergarten service model, a significantly portion of our business results are dependent on the kindergartens we serve which directly face seasonality.

While our business is influenced by factors affecting the early childhood education in China and Singapore generally, we believe our results of operations are more directly affected by company-specific factors, including the following major factors.

Size of Our Network and Student Enrollment

Our revenue growth is primarily driven by the expansion of our network in terms of the number of our directly operated facilities in China and Singapore, student enrollment at those facilities and the number of franchise facilities. We derive a large portion of our revenues from tuition fees, which are primarily driven by student enrollment at our directly operated facilities, as well as take-rate fees, which are primarily driven by the size of operations for kindergartens and early childhood education institutions that purchase our products and services. As we share certain percentage of revenue at our divested kindergartens in mainland China, our revenue growth under the service model will largely be driven by the number of kindergartens we serve and their operational results. In addition, regulations and day-to-day supervision on not-for-profit kindergartens also impose uncertainty as to customers’ needs under the service platform model. With respect to our franchise facilities, our revenues from initial franchise fees are mainly affected by the number of new franchisees, while revenues from recurring franchise fees are primarily driven by the total number of franchisees. As our network and student enrollment grow in size, we are also generally able to sell more education-related products and services through our network. In addition, we believe that our large scale strengthens our brand, which in turn boosts further growth.

Our ability to increase the size of our network and student enrollment depends on factors including our brand recognition, our ability to expand our service model to cover third-party kindergartens, parents’ demand for high-quality early childhood education, our ability to leverage the scalability of our franchise business model and to attract and retain more franchisees, the ability of us and the franchisees to successfully launch new teaching facilities, our education service customers’ ability to grow the size of their operations, the quality of our services and products as well as the ability of us and the franchisees to respond to competition and achieve high utilization rates.

Our directly operated kindergartens and student care centers decreased from 150 as of December 31, 2020 to 144 as of December 31, 2021, and decreased to 62 in 2022, including 55 in Singapore as of December 31, 2022. We had 34,011, 33,890 and 8,482 students enrolled at our directly operated kindergartens and student care centers as of December 31, 2020, 2021, and 2022, respectively, including 6,170 in Singapore as of December 31, 2022. The number of our franchise kindergartens and student care centers decreased from 255 as of December 31, 2020, to 251 as of December 31, 2021, and decreased to 57 as of December 31, 2022, including 17 in Singapore as of December 31, 2022. The decreases in the number of directly operated kindergarten, the number of students enrolled at directly operated kindergartens and the number of franchise kindergartens are mainly attributable to the 2022 Divestiture. The total number of our directly operated and franchise play-and-learn centers decreased from 1,163 as of December 31, 2020, decreased to 1,017 as of December 31, 2021, and decreased to 817 as of December 31,2022.

Ability to Increase Tuition Fees and Service Fees

The level of tuition fees we charge at our directly operated kindergartens and student care centers in Singapore affects our profitability. We aim to charge tuition fees commensurate with the quality and level of our education services while considering the general income level of the relevant neighborhood and the popularity of our facilities where we have discretion. We seek to gradually increase our tuition fee level without compromising our student enrollment. After years of development, we are generally able to charge higher fees with our mature facilities within our network than when they were in their initial ramp-up period. Due to economic disparity across different regions in China and Singapore, the geographical mix of our directly operated facilities can also affect our overall tuition fee level. Our tuition fees cannot exceed the maximum amounts on file with the local governmental pricing authorities.

The level of service fees we charge for our education services from our kindergarten customers, including the divested kindergartens, and early childhood education institutions also affects our profitability. The service fees we charge our customers may include a brand royalty take-rate fee based on the customer’s income for the period or an annual bran royalty fee, fixed fees for curriculum design and IT system licensing, and subscription fees to training and recruiting services provided.

Our ability to increase service fees from kindergarten customers is further affected by government laws and regulations on tuition fees by private schools. Our kindergarten customers, including the divested kindergartens, may elect to qualify their kindergartens within mainland China as either for-profit or not-for-profit private schools under the framework of the Amended Law for Promoting Private Education. According to the Amended Law for Promoting Private Education, for-profit private schools have the discretion to determine the amount of their tuition fees without the need for governmental approval while fee levels at not-for-profit private schools will remain subject to approval. Due to uncertainties regarding the local implementation measures of the Amended Law for Promoting Private Education across mainland China, our kindergarten customers may need to analyze and determine whether to qualify all or part of their kindergartens as for-profit kindergartens. Furthermore, as certain of the divested kindergartens were established in the form of “inclusive kindergartens,” where tuitions are determined by local educational regulators for public interest needs, it is not clear whether such inclusive kindergartens will be eligible for for-profit treatment. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Private Education in the PRC—The Amendment to the Law for Promoting Private Education.”

Regulatory environment of private education and preschool education in mainland China

We, depending on before or after the 2022 Divestiture, and our educational service customers, operate in a challenging regulatory environment. Private education in mainland China, particularly the preschool sector, is subject to a set of complex and evolving laws, rules and regulations. We and our educational service customers may have to adjust our business operations and acquisition strategies from time to time in order to remain fully compliant with the most current laws and regulations, which could materially affect our operating results directly or indirectly. For example, the Reform Opinions stipulates that public companies are not allowed to invest in for-profit kindergartens by way of financing through capital market or acquire assets of for-profit kindergartens through cash payment or share issuance, which could prohibit us from investing in any for-profit kindergartens through financing through capital market or acquiring assets of for-profit kindergartens through cash payments or share issuance before the Divesture. The Reform Opinions also stipulates that social capital is not allowed to control not-for-profit kindergartens or kindergartens that are sponsored by state-owned assets or collectively-owned assets through ways such as mergers and acquisitions, which could restrict us and our educational service customers from conducting any acquisitions of not-for-profit kindergartens.

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

Moreover, before the Divesture, we were exposed to public scrutiny, and our potential customers, usually parents of young children, are particularly sensitive to news relating to the safety and compliance of our kindergartens. If our facilities or operations are perceived by parents as unsafe or in violation of any relevant laws, rules, or regulations, student enrollment is likely to be negatively affected.

Ability to Improve Our Operating Efficiency and Profitability

Our cost of revenues mainly consists of costs and expenses for our directly operated kindergartens and student care centers in Singapore. Costs and expenses of a kindergarten is typically affected by its capacity, which is determined by the number of classes that can be feasibly set up on the facility, and the number of students in each class. We normally assign teaching staff according to the student-to-teacher ratio for directly operated childcare and student care centers set by the Ministry of Education of Singapore, and regardless of its size, a kindergarten is required to have staff in nursery, security, kitchen and general management areas. As such, variable costs such as compensation to teaching staff generally increase with the addition of new classes and the enrollment of new students, and fixed costs such as compensation to all other facility staff, costs and expenses to sustain the running of the facility, rental and related payments and depreciation and amortization remain relatively stable. An increase in the number of new directly operated kindergartens in the overall mix of directly operated kindergartens may place a constraint on our operating efficiency.

Gross margin of our directly operated kindergartens and student care centers in Singapore, which represents profit before income tax for kindergarten as all costs and expenses for the running of the kindergartens are charged to our cost of revenues, has a significant impact on our overall profitability. In general, larger kindergartens with more classes operating at higher utilizations and charging premium prices yield higher gross margin.

Our cost of revenue mainly consists of employee compensation expenses and general support and services costs for our education services business and our franchise business. Employee compensation for these businesses is relatively stable. An increase in the number of kindergartens and franchise play-and-learn centers we service leads to a general increase in our costs and expenses; however, economies of scale as a result of an expanding network of teaching facilities that purchase our products and services also result in improved gross margin.

Scope and Quality of Our Product Offerings and Services

High-quality course offerings and learning experience at our directly operated play-and-learn centers, student care centers and educational service customers help increase their popularity. The scope and quality of our course offerings and the effectiveness of our services at the teaching facilities within our network also have an impact on the competitiveness of these teaching facilities. As a result, high-quality course offerings and educational service support help us to better attract and retain customers and the scope of our course offerings determines, in a certain degree, our level of ongoing training fees. Furthermore, we can more effectively recruit and retain other business partners with kindergarten course content that is designed to address their needs. The diversity and quality of our educational merchandise that we sell directly affect the sales volume of these products, which is also a major component of our revenue.

Impact of COVID-19 On Our Operations

The majority of our net revenues are derived from tuition fees from directly operated kindergartens and student care centers prior to the 2022 Divestiture, and franchise fees and merchandise sales from franchise play-and-learn centers. The outbreak of COVID-19 has substantially affected our results of operations and financial conditions since 2020. The pandemic of COVID-19 has disrupted our operations in mainland China and Singapore resulting in temporary closure of our facilities for most of the first half of 2020 as requirement by the government. Following the guidance of local governments, our facilities have begun a phased reopening in late May of 2020. During 2020, we have taken various mitigating steps to cope with COVID-19’s adverse impact on our operations and liquidity, including (i) reducing labor costs and operational expenses, (ii) postponing discretionary capital expenditures and (iii) obtaining bank facilities if necessary. By cutting expenses and reducing costs reasonably, streamlining team structure and adjusting personnel, we successfully overcome the challenges brought by the COVID-19 pandemic and maintained a healthy cash position by the end of 2020. By the end of September 2020, most of our directly operated facilities in both mainland China and Singapore had reopened. As of December 31, 2020, all of our directly operated facilities in both mainland China and Singapore and over 80% of our franchise play-and-learn centers resumed operations. During 2021, despite of the recurrence of COVID-19 outbreaks in certain provinces of China due to Delta and Omicron variants, our facilities were under normal operation during most of the year and maintained a normal cashflow during 2021 and healthy cash position by the end of 2021. During 2022, we encountered challenges as a result of COVID-19 recurrence across mainland China, which, in particular, affected our kindergarten operations in Beijing, Guangdong, Shanghai and Shandong. Following the 2022 Divestiture in April 2022, recurring COVID-19 outbreaks across mainland China resulted in varying degrees of facility closure for the divested kindergartens. During such closure, our take-rate revenue charged for providing our education services was materially and adversely affected as our kindergarten customers’ tuition revenue were substantially eliminated. At the same time, our franchise play-and-learn centers were also affected; as a result, our revenue derived from franchise fees and merchandise sales also decreased. We took a series of measures, including stringent cost control, to mitigate the negative impact and maintained a healthy cash position by the end of the 2022.  These events have materially and adversely affected our business since 2020 and contributed to lower tuition fees generated from the directly operated kindergartens prior to the 2022 Divestiture, decreased franchise fees generated from franchise facilities less merchandise sales as compared to prior years, and recording of impairment loss on goodwill.

For more details, see “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business⸺Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China.”

Financial Impact by the 2022 Divestiture

In March 2022, we entered into termination agreements with former VIE. Starting from April 30, we no longer have contractual control over the former VIE, thereby divesting the directly operated kindergarten business, or the “2022 Divestiture.” The 2022 Divestiture becomes effective on April 30, 2022. See “Item 4. Information on the Company—C. Organizational Structure.” for details.

After the 2022 Divestiture, we no longer generate revenue from the tuition fees at our directly operated kindergartens, or annual franchise fees from our franchised kindergartens. For the year ended December 31, 2021 and 2022, total net revenue that we generate from the divested entities is US$128.4 million and US$36.6 million, respectively, which represents approximately 71.2% and 42.2% of our total consolidated net revenue in these periods. Total gross profit from the divested entities is US$30.3 million and US$3.7 million, representing approximately 97.2% and 45.6% of our consolidated total gross profit in these periods. As of December 31, 2021 and 2022, total assets of the divested entities are US$165.4 million and nil, respectively, which represents approximately 58.8% and nil of our consolidated total assets as of these dates.

As part of the 2022 Divestiture, the subsidiaries of our company have entered into a series of service agreements to provide brand royalty, training, management IT system, recruitment, and curriculum design services to the former VIE. We generate revenue from the former VIE in the form of service fees, among which brand royalty fee is charged as a percentage of the revenues generated at the divested kindergartens, while the rest of the service fees are charged using a fixed amount. Franchise annual fee from franchised kindergartens is replaced with brand royalty fees from former VIE. Accordingly, we cease to incur direct costs from operating the divested kindergartens or supervising the franchised kindergartens, such as rental, staff compensation, utilities, depreciation and amortization, among others. Our cost of revenues under the service agreements primarily consists of staff compensation and is significantly lower than direct costs from operating the divested kindergarten. As a result of the change in the cost structure, our profit margin post the 2022 Divestiture is higher than the directly operated model.

Key Components of Results of Operations

Net Revenues

Our net revenues from continuing operations include tuition fees generated from kindergarten services, student care services and play-and-learn center services, franchising fees, sale of educational merchandise, royalty fees and training and other services. We provide private kindergarten services, student care services and play-and-learn center services to students and charge tuition fees. We recorded US$26.2 million, US$32.4 million and US$31.3 million in tuition fees from our continuingly operated directly operated facilities in 2020, 2021 and 2022, respectively. Tuition fees are collected in advance and are initially recorded as deferred revenue and recognized ratably over the course of the programs.

We generate franchise fees from continuing operations through the provision of initial setup services as well as ongoing franchisee support services. At the start of each franchise relationship, we charge the franchisee a one-time initial franchise fee, the first-year annual franchise fee and the initial merchandise fee. During the term of the franchise, we charge each franchisee recurring annual franchise fees for the use of our brand and core course materials and one advice session per year. We recorded US$8.3 million, US$8.6 million and US$7.1 million in franchise fees from continuing operations in 2020, 2021 and 2022, respectively.

We generate teaching and management services revenues through provision of services such as brand royalty, training, management IT system, recruitment, and curriculum design services. We recorded nil, nil and US$5.4 million from teaching and management services in 2020, 2021 and 2022, respectively.

We generate training and other services revenues through provision of services such as training to the franchisees and their teaching staff, as well as other services. We recorded US$1.1 million, US$2.8 million and US$0.9 million from training and other services provided to franchise business in 2020, 2021 and 2022, respectively.

We generate royalty fees from continuing operations through course licensing and provision of educational merchandise, kindergarten operational services, training and other advisory services through other business partners to the kindergartners beyond our directly operated and franchised kindergartens. We recorded US$0.3 million, US$0.2 million and US$0.06 million in royalty fees from continuing operations in 2020, 2021 and 2022, respectively.

We generate educational merchandise revenue through the sale of educational merchandise, including educational toys, teaching aids, textbooks and other goods, to the franchisees for them to further distribute and also directly to a vast market of families. We recorded US$6.6 million, US$7.9 million and US$5.2 million from the sale of educational merchandise to the franchisees and end-users in 2020, 2021 and 2022, respectively.

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented.

	Year Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Services:
Tuition fees from kindergartens, student care centers and play-and-learn centers	26,160	61.7%	32,387	62.4%	31,292	62.6%
Franchise fees	8,256	19.5%	8,612	16.6%	7,111	14.2%
Teaching and management services	—	—	—	—	5,440	10.9%
Training and other services	1,115	2.6%	2,817	5.4%	919	1.8%
Royalty fees	253	0.6%	180	0.3%	56	0.1%
	35,784	84.3%	43,996	84.8%	44,418	89.6%
Products:
Sale of educational merchandise	6,642	15.7%	7,909	15.2%	5,196	10.4%
Total Net Revenues	42,426	100.0%	51,905	100.0%	50,014	100.0%

Cost of Revenues

Our cost of revenues from continuing operations related to tuition fees from kindergartens, student care centers and play-and-learn centers consists primarily of all costs and expenses in the operation of all of our directly operated facilities. Such costs and expenses primarily include (i) compensation to facility staff, (ii) facility rental cost, (iii) food and supplies cost, (iv) all other costs and expenses incurred to run and maintain our facilities and (v) depreciation and amortization. Compensation to our facility staff consists of base salaries, performance-based bonuses and share-based and other compensation to them. Facility staff mainly includes principals and other managers of our teaching facilities, teachers, nursery aides and administrative staff. Most of our facility staff are our own employees. We normally assign two teachers and one nursery aide to each kindergarten class. Our food and supplies cost represents the cost of the raw ingredients for the meals and cost of raw materials for the educational products we provide at our directly operated teaching facilities. We expect our facility staff cost and ingredient and raw material cost to be in line with the size of our business. We expect the amount of our facility rental cost to continue to increase as we grow. Our depreciation and amortization cost relates to the depreciation charges of the furniture, fixtures and equipment used in rendering teaching services, the leasehold improvement for our teaching facilities, and amortization charges of the acquired intangible assets. As we further expand our directly operated facilities network, we expect such cost to increase in absolute amounts.

Our cost of revenues relating to our franchise fees from continuing operations mainly consists of compensation to our franchise service and supervision team members for (i) the signing and onboarding of new franchisees, (ii) the support and services to franchisees for their facility establishment, marketing and operation optimization and (iii) ongoing quality supervision. As we continue to expand our franchise network and employ more staff for our franchise service and supervision team, we expect the franchisee support and service cost to increase in absolute amounts.

Our cost of revenues relating to our teaching and management services mainly consists of (i) compensation to facility staff, (ii) merchandise cost and (iii) course research and development cost. As we continue to expand our teaching and management service, we expect to increase our expense in course research and development cost.

Our cost of revenues relating to our training and other services mainly consists of compensation to facility staff, facility rental cost and all other costs and expenses relating to training services.

Our cost of revenues relating to our royalty fees from continuing operations mainly consists of  compensation to facility staff, merchandise cost and facility rental cost.

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

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) compensation to our management, administrative and research and development personnel, including base salaries, performance-based bonuses and share-based and other compensation, (ii) rental expenses for administrative facilities and (iii) professional service expense. We expect that our general and administrative expenses will increase in absolute amounts as we incur additional costs for becoming and being a public company but will in time decrease as a percentage of our net revenues as we continue to benefit from economies of scale and improve our operating efficiency.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented.

	Year Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Operating expenses:
Selling expenses	1,104	2.6%	1,439	2.8%	1,935	3.9%
General and administrative expenses	17,426	41.1%	18,491	35.6%	14,500	29.0%
Impairment loss on goodwill	8,454	19.9%	—	—	19,156	38.3%
Impairment loss on long-lived assets	1,720	4.1%	—	—	3,505	7.0%
Impairment loss on consideration receivables	⸺	—	⸺	—	22,107	44.2%
Impairment loss on loan receivables	⸺	—	⸺	—	23,347	46.7%
Total operating expenses	28,704	67.7%	19,930	38.4%	84,550	169.1%

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

	Year Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Net Revenues
Services
Tuition fees from kindergartens, student care centers and play-and-learn centers	26,160	61.7%	32,387	62.4%	31,292	62.6%
Franchise fees	8,256	19.5%	8,612	16.6%	7,111	14.2%
Training and other services	1,115	2.6%	2,817	5.4%	919	1.8%
Teaching and management services	—	—	—	—	5,440	10.9%
Royalty fees	253	0.6%	180	0.3%	56	0.1%
Products
Sale of education merchandise	6,642	15.7%	7,909	15.2%	5,196	10.4%
Total net revenues	42,426	100.0%	51,905	100.0%	50,014	100.0%
Cost of revenues
Services	39,831	93.9%	45,731	88.1%	42,428	84.8%
Products	3,616	8.5%	3,669	7.1%	3,126	6.3%
Total cost of revenues	43,447	102.4%	49,400	95.2%	45,554	91.1%
Gross (loss)/profit	(1,021)	(2.4)%	2,505	4.8%	4,460	8.9%
Operating expenses
Selling expenses	1,104	2.6%	1,439	2.8%	1,935	3.9%
General and administrative expenses	17,426	41.1%	18,491	35.6%	14,500	29.0%
Impairment loss on goodwill	8,454	19.9%	—	—	19,156	38.3%
Impairment loss on long-lived assets	1,720	4.1%	—	—	3,505	7.0%
Impairment loss on consideration receivables	—	—	—	—	22,107	44.2%
Impairment loss on loan receivables	—	—	—	—	23,347	46.7%
Total operating expenses	28,704	67.7%	19,930	38.4%	84,550	169.1%
Operating loss	(29,725)	(70.1)%	(17,425)	(33.6)%	(80,090)	(160.1)%
Interest income	257	0.6%	75	0.1%	49	0.1%
Government subsidy income	3,614	8.5%	1,438	2.8%	1,682	3.4%
Gain (loss) on disposal of subsidiaries	205	0.5%	(812)	(1.6)%	—	—
Impairment loss on long-term investments	(2,432)	(5.7)%	—	—	—	—
Income (loss) before income taxes	(28,081)	(66.2)%	(16,724)	(32.2)%	(78,359)	(156.7)%
Income tax (benefit) expenses	(1,435)	(3.4)%	2,846	5.5%	829	1.7%
Loss before loss in equity in method investments	(26,646)	(62.8)%	(19,570)	(37.7)%	(79,188)	(158.3)%
Loss from equity method investments	(183)	(0.4)%	(7)	(0.0)%	(8)	(0.0)%
Net loss from continuing operations	(26,829)	(63.2)%	(19,577)	(37.7)%	(79,196)	(158.3)%

The following table lists our net revenue and cost of revenues by reportable segment for the periods indicated, and financial data has been retrospectively presented to give effect to the current structure.

	Years Ended December 31,
	2020	2021	2022

	(in thousands of US$)
Net Revenues
Mainland teaching and management services	⸺	⸺	5,440
Mainland China Play-and-learn centers	12,215	13,254	7,918
Singapore kindergartens, student care centers and others	25,964	31,007	30,752
Others	4,247	7,644	5,904
Total net revenues	42,426	51,905	50,014
Cost of revenues
Mainland teaching and management services	⸺	⸺	3,549
Mainland China Play-and-learn centers	8,610	8,634	6,655
Singapore kindergartens, student care centers and others	21,513	25,362	28,779
Others	13,324	15,404	6,571
Total cost of revenues	43,447	49,400	45,554
Gross (loss) profit
Mainland teaching and management services	—	—	1,891
Mainland China Play-and-learn centers	3,605	4,620	1,263
Singapore kindergartens, student care centers and others	4,451	5,645	1,973
Others	(9,077)	(7,760)	(667)
Total gross (loss) profit	(1,021)	2,505	4,460

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net Revenues

Our net revenues from continuing operations decreased by 3.6% from US$51.9 million in 2021 to US$50.0 million in 2022. This decrease was primarily attributable to a US$1.1 million decrease in tuition fees from our continuingly operated directly operated kindergartens, play-and-learn centers and student care centers. The decrease was mainly due to our directly operated facilities temporarily suspending their operations during the second quarter and fourth quarter of 2022.

Our revenues from franchise fees from continuing operations decrease by 17.4% from US$8.6 million in 2021 to US$7.1 million in 2022. The decrease was mainly driven by the decreased number of franchise facilities directed by our continuing operations, from 882 in 2021 to 869 in 2022.

Our revenues from the sale of educational merchandise decreased by 34.3% from US$7.9 million in 2021 to US$5.2 million in 2022. This decrease was primarily due to a decrease in the amount of merchandise sold through our franchise network, as the number of franchise facilities decreased by 13.

The aforementioned decrease in tuition fees was partially offset by an increase in education services revenues of US$5.4 million

Cost of Revenues

Our cost of revenues decreased by 7.8% from US$49.4 million in 2021 to US$45.6 million in 2022, primarily due to a decrease in staff compensation in other services and a reduction in the cost of merchandise.

Gross profit/(loss)

As a result of the factors set out above, our gross profit in 2022 was US$4.5 million, compared with gross profit of US$2.5 million in 2021.

Operating Expenses

Our selling expenses increased by 34.5% from US$1.4 million in 2021 to US$1.9 million in 2022. This increase  was primarily due to an increase in advertising expenses for our directly operated facilities after the 2022 Divestiture. Selling expenses constituted 2.8% and 3.9% of our net revenues in 2021 and 2022, respectively.

Our general and administrative expenses decreased by 21.6% from US$18.5 million in 2021 to US$14.5 million in 2022. This decrease was mainly contributed by our continuous stringent cost control measures since the COVID-19 pandemic.

Our impairment loss on goodwill in 2022 was US$19.2 million, compared to nil in 2021. This was mainly due to (i) the impact of COVID-19 on our operations and financial results, (ii) our business performance in Singapore not meeting our expectation and (iii) the unexpected increase in our operating cost and delay in our Singapore expansion plan as a result of inflation in Singapore.

Our impairment loss on long-lived assets in 2022 was US$3.5 million, compared to nil in 2021. This was mainly due to the impairment loss on intangible assets arisen from our Singapore operations.

Our impairment loss on consideration receivables and loan receivables in 2022 were US$22.1 million and US$23.3 million, compared to nil in 2021, primarily due to the former VIE and the divested kindergartens encountering operational challenges which are not anticipated at the time of the 2022 Divestiture, resulting in the former VIE not making timely repayments on such receivables.

Operating Loss

As a result of the foregoing, we had US$17.4 million operating loss in 2021, and US$80.1 million operating loss in 2022, respectively.

Government Subsidies

We recognized US$1.4 million and US$1.7 million in government subsidies for contining operations for 2021 and 2022, respectively. We receive government subsidies at the discretion of the local government based on certain criteria in relation to our kindergarten operations. Government subsidies are recognized as liabilities when the government subsidies are received, and released to consolidated statements of operations as government subsidy income when we are not subject to further obligation or future refunds.

Income Tax Expenses

Our income tax expenses decreased from US$2.8 million in 2021 to US$0.8 million in 2022, primarily due to the impact of COVID-19 on our operations and financial results.

Net Income/(Loss) from Continuing Operations

As a result of the foregoing, we had net loss from continuing operations of US$79.2 million in 2022 as compared to US$19.6 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Our net revenues for continuing operations increased by 22.3% from US$42.4 million in 2020 to US$51.9 million in 2021. This increase was primarily attributable to a US$6.2 million increase in tuition fees from our directly operated kindergartens, play-and-learn centers and student care centers. This was mainly because the directly operated kindergartens in mainland China were in normal operation for the most time of 2021 whereas those facilities were temporarily closed during most of the first nine months of 2020 as a result of the COVID-19 pandemic. In addition, our directly operated kindergartens and student care centers increase from 52 in 2020 to 54 in 2021 and total enrollment increase 385 from 5,973 in 2020 to 6,358 in 2021.

Our revenues from franchise fees for continuing operations increase by 4.3% from US$8.3 million in 2020 to US$8.6 million in 2021, as our franchise facilities in mainland China were also in normal operation for the most time of 2021 whereas those facilities were temporarily suspended operation during most of the first nine months of 2020 due to the COVID-19 pandemic.

Our revenues from the sale of educational merchandise increase by 19.1% from US$6.6 million in 2020 to US$7.9 million in 2021. This increase was primarily due to an increase in the amount of merchandise sold through our franchise network, as they were in normal operation for the most time of 2021.

Cost of Revenues

Our cost of revenues for continuing operations increased by 13.7% from US$43.4 million in 2020 to US$49.4 million in 2021, primarily due to an increase in staff compensation and higher operating costs as the directly operated kindergartens were in normal operation for the most time of 2021.

Gross profit/(loss)

As a result of the factors set out above, our gross profit for continuing operations in 2021 was US$2.5 million, compared with gross loss of US$1.0 million in 2020.

Operating Expenses

Our selling expenses for continuing operations increased by 30.3% from US$1.1 million in 2020 to US$1.4 million in 2021. This increase was generally in line with the increase of our net revenue. As a result of the temporary disclosure of our directly operated and franchised facilities during 2020, we took cost control measures by reducing marketing activities and staff compensation of sales persons. Selling expenses constituted 2.6% and 2.8% of our net revenues in 2020 and 2021, respectively.

Our general and administrative expenses for continuing operations decreased by 6.1% from US$17.4 million in 2020 to US$18.5 million in 2021. This decrease was mainly due to a credit loss incurred during the fourth quarter of 2020.

Our impairment loss on goodwill for continuing operations in 2021 was nil, compared to US$8.5 in 2020. As a result of the changes in the regulatory environment of the education industry in mainland China, the management identified impairment indicator on goodwill.

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

Operating Income/(loss)

We had US$29.7 million operating loss in 2020, and US$17.4 million operating loss in 2021, respectively.

Government Subsidies

We recognized US$3.6 million and US$1.4 million in government subsidies for contining operations for 2020 and 2021, respectively. We receive government subsidies at the discretion of the local government based on certain criteria in relation to our kindergarten operations. Government subsidies are recognized as liabilities when the government subsidies are received, and released to consolidated statements of operations as government subsidy income when we are not subject to further obligation or future refunds.

Income Tax benefits/Expenses

In 2020, our income tax benefits is US$1.4 million and our income tax expenses in 2021 is US$2.8 million, primarily due to increase in taxable income.

Net Income

As a result of the foregoing, we had net loss for continuing operations of US$26.8 million in 2020 and net loss for continuing operations of US$19.6 million in 2021, respectively.

Taxation

We generate the majority of our operating income from our operations in mainland China. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

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

Mainland China

Under the PRC Enterprise Income Tax Law, or EIT Law, our mainland China subsidiaries and the VIE are subject to enterprise income tax at a statutory rate of 25%. In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between mainland China and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, the Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates which was promulgated on April 4, 2018 and came into effect on May 1,2018, the Announcement on Relevant Policies for Deepening Value-added Tax Reform with effect from April 1,2019, our mainland China subsidiaries and the VIE, except for entities who are designated as small scale VAT payers, are subject to value added tax, or VAT, at a rate of 6% to 13% on proceeds received from customers, and are entitled to a refund for VAT already paid or borne on the goods purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds. Small scale VAT payer is subject to VAT at a rate of 3% on play-and-learn center services and training services, which was reduced to 1% from January 1, 2022 to March 31, 2022, due to the pandemic of COVID-19, and was further reduced to exemption of VAT from April 1,2022 to December 31, 2022, due to further support the development of small and micro-sized enterprises.

Singapore

Our subsidiaries located in Singapore are subject to Singapore corporate income tax at a rate of 17% in 2022 and a tax relief enabling companies to deduct unutilized capital allowances, trade losses and donations of one company from the assessable income of another company within the same group. Our subsidiaries located in Singapore are also subject to tax exemption scheme, allowing for 75% to be exempted from tax for the first Singapore Dollars (“SGD$”) 10,000 of the income and 50% exempted from tax for the next SGD$190,000 for the year ended December 31, 2022.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in mainland China for 2020, 2021 and 2022 were 2.5%, 0.9% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. The impact of inflation in Singapore is reflected in the increased cost of our operations. According to the Monetary Authority of Singapore, the annual average percent changes in the consumer price index for 2020, 2021 and 2022 were -0.2%, 2.3% and 6.2%, respectively. Inflationary factors such as increases in rental costs and employee compensation may adversely affect our results of operations. Higher rates of inflation in Singapore may continue to impact the cost of our operations. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China or Singapore.

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

We generate our revenues from the following revenue sources:

(i)	Tuition fees generated from kindergarten services, play-and- learn center services and student care services.

We provide private kindergarten services, play-and-learn centers services and students care centers services to students. Tuition fees are collected in advance and are initially recorded as deferred revenue.

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

The transaction prices for kindergarten services, play-and-learn centers services and student care services are determined by the contract amount net of refund. For the kindergarten program, the students can claim certain amount of the tuition refund, upon withdrawal, if more than a certain number of classes are missed. For the play-and-learn program, students are entitled to refund, upon withdrawal, for unused portion of the prepaid course fees. For the student care services, the students can claim refund, upon withdrawal, if classes are missed due to illness. The refund amount is subject to the refund policy at each facility and the timing of the student’s withdrawal. No refund is provided for kindergarten and student care services provided in Singapore.

Revenues for the kindergarten services and student care center services are recognized on a straight line basis over the service period. Revenues for the play-and-learn centers services are recognized ratably over the consumed course of the programs.

(ii)	Franchising fees

We generate revenues by franchising kindergartens and play-and-learn centers under the brand name of “RYB”. We collect from franchisees the initial franchising fees and annual franchise fee. As the initial franchising service and annual franchising service are distinct from each other, we identify two performance obligations accordingly. The transaction price is allocated to each performance obligation based on a relative stand-alone selling price.

Initial franchising fees represent provision of initial set-up services which are typically received upfront and recorded as prepayment from customers. The set-up period usually begins with the site renovation or training services, whichever is earlier, to the time point when kindergartens or play-and-learn centers commence operations, which is approximately seven or eight months. Initial franchising fees are recognized over time throughout the set-up period.

Annual franchise fees represent supporting services provided by us to the franchised kindergartens or play-and-learn centers. The related annual franchise fees are received upfront and recorded as deferred revenue. Annual franchise fees are recognized over time throughout the contract terms.

(iii)	Sales of educational merchandise

Our educational merchandise consists of educational toys, teaching aids, textbooks and other goods. We consider both franchisees and end-users as our customers. Prepayments for sales of educational merchandise are recognized as prepayments from customers. Sales of educational merchandise is accounted for as a single performance obligation, and recognized at the point of time when the control of promised goods is transferred to the customers.

(iv)	Training services

We provide training services to the franchised kindergartens and play-and-learn centers. We identified the training services as a single performance obligation, and given the trainings are usually performed during a short period of time, revenues are recognized at the point of time when training services are delivered.

(v)	Royalty fees

We authorize our business partners the right to use its educational courses and relevant solutions. The royalty fees are received upfront and recorded as deferred revenue. We identified the royalty fees as a single performance obligation, and revenues are recognized over time throughout the contract terms.

(vi)	Teaching and management services

In March 2022, certain of our subsidiaries entered into a series of service agreements with a term of 15 years with the former VIEs, including Beijing RYB, at arm’s length terms under which the subsidiaries continuingly provide brand royalty, training, IT management system, recruitment, and curriculum design services to the former VIEs and the kindergartens operated by them. We identified the service in each service agreement as a single performance obligation. Revenues generated from use of brand royalty, training service, IT management system and curriculum design services are recognized over time throughout the contract terms, and revenue from recruitment service is recognized at point of time when service is provided.

Consolidation of Variable Interest Entities

Our consolidated financial statements include the financial statements of Gravitas Education Holdings, Inc., its subsidiaries, its VIEs and the VIEs’ subsidiaries and kindergartens. All profits, transactions and balances among Gravitas Education Holdings, Inc., its subsidiaries, its VIEs and the VIEs’ subsidiaries and kindergartens have been eliminated upon consolidation.

Laws and regulations of mainland China restrict foreign ownership and investment in the education industry at the kindergarten level and value-added telecommunication industry. As Gravitas Technology, Qiyuan Education Technology (Tianjin) Co., Ltd. (“TJ Qiyuan”) and Beijing Beilin International Education Co., Ltd. (“BJ Beilin”) are deemed foreign legal persons under the laws of mainland China, our subsidiaries are not eligible to engage in the provision of kindergarten and value-added telecommunication services. To comply with these foreign ownership restrictions, we operate substantially all of its education services and value-added telecommunication services through VIEs and the VIEs’ subsidiaries and kindergartens in mainland China for the effective period of the respective contractual arrangements. We have entered into agreements with the former VIE to terminate the contractual arrangements in March 2022, pursuant to which the previous contractual arrangements were terminated, and we divested our directly operated kindergarten business on April 30, 2022. In April 2022, we entered into a series of contractual agreements with Zhudou Investment, or the new VIE, and its shareholders and its subsidiaries for licensing concern. The VIEs and their subsidiaries and kindergartens hold leases and other assets necessary to provide education services and generate revenues during the effective period of the respective contractual arrangements.

During the respective effective period, as a result of these contractual arrangements, we believe we are entitled to direct the activities that most significantly affect the economic performance of Beijing RYB, Beiyao, Bozhi and Zhudou Investment, and receive the economic benefits of Beijing RYB, Beiyao, Bozhi and Zhudou Investment. In making the conclusion that we are the primary beneficiaries of Beijing RYB, Beiyao, Bozhi and Zhudou Investment for the effective period of the respective contractual arrangements, we believe our rights under the terms of the equity disposal agreement and exclusive option agreement have provided us with a substantive kick out right. More specifically, we believe the terms of the equity disposal agreement and exclusive option agreement are valid, binding and enforceable under the laws and regulations of mainland China in effect for the effective period of the respective contractual arrangements. We also believe that the minimum amount of consideration permitted by the applicable law of mainland China to exercise the option has not represented a financial barrier or disincentive for us to currently exercise our rights under the equity disposal agreement and exclusive option agreement. In addition, our rights under the business operation agreement and powers of attorney have reinforced our abilities to direct the activities most significantly impacting Beijing RYB, Beiyao, Bozhi and Zhudou Investment’s economic performance. We also believe that this ability to exercise control ensures that Beijing RYB, Beiyao, Bozhi and Zhudou Investment would continue to execute and renew service agreements and pay service fees to us for the effective period of the respective contractual arrangements. By charging service fees, and by ensuring that service agreements are executed and renewed indefinitely, we have the rights to receive substantially all of the economic benefits from Beijing RYB, Beiyao, Bozhi and Zhudou Investment for the effective period of the respective contractual arrangements. Accordingly, as the primary beneficiaries of Beijing RYB, Beiyao, Bozhi and Zhudou Investment for the effective period of the respective contractual arrangements and in accordance with U.S. GAAP, we consolidate its financial results and assets and liabilities in our consolidated financial statements.

In 2020, 2021 and 2022, our certain kindergartens, during the application or renewal process of registration, elected as not-for-profit kindergartens in mainland China and operated in compliance with mainland China not-for-profit legal regimes. However, we believe these not-for-profit kindergartens do not meet the definition of a not-for-profit entity under U.S. GAAP, and therefore treat these not-for-profit kindergartens as “for-profit” entities for accounting purposes. These not-for-profit kindergartens generally cannot declare dividends or distribute their net assets to their sponsors, the VIEs.

During the effective period of the contractual arrangements with the former VIE, we generally do not have legal entitlement to distribute the net assets of these not-for-profit kindergartens. In the event of liquidation of these not-for-profit kindergartens, the net proceeds can only continue to be used for another not-for-profit kindergarten with similar purposes. In the unlikely case of liquidation of the not-for-profit kindergarten, we may be able to retain the residual value by naming another not-for-profit kindergarten of us in mainland China as the recipient, if one exists; however, we generally cannot name a for-profit entity as the recipient. Moreover, because the kindergarten generally would be required to provide for the continued education of its students, liquidation would not be a likely course of action and would be unlikely to result in significant residual assets available for distribution.

During the effective period of the contractual arrangements with the former VIE, we maintain control of these not-for-profit kindergartens through our rights to designate a majority of the governing entities’ board members, through which we have the legal ability to direct the activities most significantly impacting these not-for-profit kindergartens’ economic performance. We maintain a variable interest in these not-for-profit kindergartens through consultation and service arrangements in which fees for such consultation and service are determined at our discretion. We have the ability to provide additional contractual arrangements for educational and other services. We also have the ability to transfer our sponsor rights to govern these not-for-profit kindergartens to other parties, which could yield a return if and when these rights are transferred.

Under ASC 810-10, “Consolidation,” we believe we are the primary beneficiary of these not-for-profit kindergartens for the effective period of the contractual arrangements with the former VIE, because we have, as further described herein: (1) the power to direct the activities of these not-for-profit kindergartens that most significantly affect their educational and economic performance and (2) the right to receive economic benefits from contractual and other arrangements with these not-for-profit kindergartens that could potentially be significant to these not-for-profit kindergartens.

As advised by our mainland China legal counsel, our corporate structure in mainland China does not violate all existing laws and regulations of mainland China. However, our mainland China legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of the laws and regulations of mainland China, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future laws or regulations of mainland China. The laws and regulations of mainland China governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

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

We adopted the 2009 and 2017 Share Incentive Plans for the grant of share options to employees, directors and non-employees to provide incentive for their services. The maximum number of ordinary shares that may be issued pursuant to all awards under the 2009 and 2017 Share Incentive Plans was 6,920,014 ordinary shares as of February 28, 2023.

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

Impairment Assessment on Long-Lived Assets and Goodwill

Long-lived assets, including property, plant and equipment, operating lease right-of-use assets, intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of long-lived assets or asset group to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. We recorded impairment loss on property, plant, and equipment and operating lease right-of-use assets of US$0.4 million, nil and nil during the years ended December 31, 2020, 2021 and 2022. We recorded impairment losses on intangible assets with definite lives of US$1.7 million, nil and US$1.4 million during the years ended December 31, 2020, 2021 and 2022.

The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. We recorded impairment losses on the indefinite-lived intangible assets of nil, nil and US$2.1 million during the years ended December 31, 2020, 2021 and 2022, respectively, of which nil, nil and nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

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

We performed annual impairment test, at December 31, using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. We recorded impairment losses on goodwill for continuing operations of US$8.5 million, nil, and US$19.2 million during the years ended December 31, 2020, 2021 and 2022.

Loan receivables and consideration receivable

Loan receivables are recorded at unpaid principal balances, net of unearned interest income.

On January 1, 2020, upon adoption of ASC 326 starting from January 1, 2020, we established current expected credit losses model for loan receivables. We calculate the allowance on loan receivables by using a loss-rate approach whereby the loss-rate is determined based on the expectation of future economic conditions, historical collection experience and the possibility of default.

For the allowance of the consideration receivable and loan receivables, we used discounted cash flow method to determine the credit loss. As a result, for the years ended December 31, 2022, we recorded US$22.1 million allowance of consideration receivable, and for the years ended December 31, 2020, 2021 and 2022, we recorded US$1.4 million, US$1.4 million and US$23.4 million allowance for loan receivables respectively.

Leases

We have lease contracts for offices, kindergartens, play-and-learn centers and student care centers in different cities in the mainland China and Singapore under operating leases. We determine whether an arrangement constitutes a lease and record lease liabilities and right-of-use assets on our consolidated balance sheets at the lease commencement. We measure our lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to us. We measure right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. We begin recognizing rent expense when the lessor makes the underlying asset available to us. Our leases have remaining lease terms of up to 10 years, none of them include options to extend or terminate the leases.

For leases with lease term less than one year (short-term leases), we record operating lease expense in our consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.    Liquidity and Capital Resources

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	Years Ended December 31,
	2020	2021	2022

	(in thousands of US$)
Summary Consolidated Cash Flow:
Net cash (used in)/generated from operating activities	(6,526)	19,230	1,899
Net cash used in investing activities	(2,585)	(6,429)	(34,642)
Net cash generated from/(used in) financing activities	556	(1,397)	(2,700)
Exchange rate effect on cash and cash equivalents and restricted cash	(6,302)	271	355
Net (decrease)/increase in cash and cash equivalents and restricted cash	(14,857)	11,675	(35,088)
Cash and cash equivalents and restricted cash at beginning of year	69,438	54,581	66,256
Cash and cash equivalents and restricted cash at end of year	54,581	66,256	31,168

To date, we have financed our operations primarily through cash generated by operating activities and historical equity financing activities. As of December 31, 2020, 2021 and 2022, our cash and cash equivalents and restricted cash were US$54.6 million, US$66.3 million and US$31.2 million, respectively. Restricted cash represents Renminbi deposits in restricted bank accounts for operating kindergartens required by certain local regulations, which cannot be withdrawn until these kindergartens are closed, prior to the 2022 Divestiture. After the 2022 Divestiture, we no longer record any restricted cash.  Approximately 22.4% of our cash and cash equivalents, term deposit and restricted cash for continuing operations as of December 31, 2022 were held in China. Approximately 3.1% of our cash and cash equivalents, term deposit and restricted cash for continuing operations were held by the VIE. Approximately 22.4% of our cash and cash equivalents, term deposit and restricted cash for continuing operations as of December 31, 2022 were denominated in Renminbi.

The disruption on our business operations caused by the pandemic of COVID-19 has had material adverse effects on our financial condition and operations during the first three quarters of 2020. See “Item 3. Key Information⸺D. Risk Factors⸺Risks Related to Our Business⸺Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China” and “Item 5. Operating and Financial Review and Prospects⸺A. Operating Results⸺Impact of COVID-19 On Our Operations.”

After the 2022 Divestiture, we no longer operate the previously directly operated kindergartens by ourselves, and start to provide services to the divested kindergartens including brand royalty, training, management IT system, recruitment, and curriculum design services. Under the new platform model, we cease to incur direct costs from operating the divested kindergartens or supervising the franchised kindergartens, such as rental, staff compensation and utilities. As such, the funds tie-up is lower than the directly operated model, and the 2022 Divestiture did not affect our liquidity. As of December 31, 2021 and 2022, cash and cash equivalents and restricted cash held by the divested business were US$31.9 million and nil, respectively, which represents approximately 48.9% and nil of our total cash and cash equivalents and restricted cash. As of December 31, 2021, total current assets of the remaining business after the 2022 Divestiture were US$43.1 million, which exceeds current liabilities of US$33.6 million by US$9.5 million. As of December 31, 2022, total current assets were US$41.2 million, which exceeds current liability of US$32.2 million by US$9.0 million.

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

Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with VIE. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources-Holding Company Structure.”

In utilizing the proceeds we received from our initial public offering and the other cash that we hold offshore, we may make additional capital contributions to our mainland China subsidiaries, establish new mainland China operating entities, make loans to our mainland China operating entities, or acquire offshore entities with business operations in mainland China in offshore transactions. Most of these uses are subject to the regulations and approvals of mainland China.

Operating Activities

Net cash generated from operating activities in the year ended December 31, 2022, was US$1.9 million. The difference between our net loss of US$45.8 million and the net cash generated from operating activities was due to (i) an adjustment to add back US$44.5 million in non-cash and non-operating items, which mainly consist of US$23.3 million from change in allowance for loan receivables and US$22.1 million from change in allowance for consideration receivables, and (ii) changes in certain working capital accounts that affected operating cash flow, primarily including a decrease of US$8.2 million from accrued expenses and other current liabilities, a decrease of US$1.2 million from accounts receivable and a decrease of US$2.0 million from prepayments from customers, partially offset by an increase of US$14.4 million from deferred revenue. Change in allowance for loan receivables and consideration receivables was mainly due to the former VIE and the divested kindergartens encountering operational challenges which are not anticipated at the time of the 2022 Divestiture, resulting in the former VIE not making timely repayments on such receivables. Deferred revenue decreased mainly due to a decrease in the number of our franchised teaching facilities.

Net cash generated in operating activities in the year ended December 31, 2021, was US$19.2 million. The difference between our net income of US$3.5 million and the net cash generated in operating activities was due to (i) an adjustment to add back US$32.3 million in non-cash and non-operating items, which mainly consist of US$14.2 million from the reduction in the carrying amount of the right-of-use assets, US$13.0 million from depreciation and amortization and US$2.0 million from share-based compensation, (ii) changes in certain working capital accounts that affected operating cash flow, primarily including a US$12.2 million decrease in operating lease liabilities and a US$8.0 million decrease in deferred revenue. Operating lease liabilities were decreased mainly due to the lease payment. Deferred revenue was decreased mainly due to the decrease of number of our directly operated kindergartens.

Net cash used in operating activities in the year ended December 31, 2020, was US$6.5 million. The difference between our net loss of US$41.2 million and the net cash used in operating activities was due to (i) an adjustment to add back US$44.7 million in non-cash and non-operating items, which mainly consist of US$15.6 million from the reduction in the carrying amount of the right-of-use assets, US$13.0 million from impairment losses, US$11.7 million from depreciation and amortization, and (ii) changes in certain working capital accounts that affected operating cash flow, primarily including a US$14.3 million decrease in operating lease liabilities, a US$1.7 million decrease in accrued expenses and other current liabilities, and a US$1.4 million decrease in deferred revenue; which was partially offset by a US$1.7 million decrease in our inventories, and a US$3.7 million increase in our income tax payable. Operating lease liabilities were decreased mainly due to the lease payment. Accrued expenses and other current liabilities were decreased mainly due to the decrease in salary and welfare payable as a result of our cost control measures to mitigate impacts by COVID-19.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2022 was US$34.6 million, primarily due to US$29.8 million cash out from disposal of business.

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

Financing Activities

Net cash used in financing activities in the year ended December 31, 2022 was US$2.7 million, which was primarily attributable to US$1.9 million used in acquisition of additional equity interest from non-controlling shareholders.

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

Capital Expenditures

Our capital expenditures are incurred mainly for new teaching facility establishment and existing facility renovations. We made capital expenditures of US$4.8 million, US$7.0 million and US$4.1 million in 2020, 2021 and 2022, respectively. The increase of capital expenditures from 2020 to 2021 was mainly due to the increase of existing facility renovations in 2021, since some of the renovations in 2020 were postponed to 2021 as a result of the COVID-19 pandemic.

We will continue to make capital expenditures to support the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment Due by Period
		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years

	(in thousands of US$)
Operating Lease Obligations	21,183	6,229	8,135	3,049	3,770
Purchase Obligations	3,028	100	224	299	2,405
Total	24,211	6,329	8,359	3,348	6,175

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. After the 2022 Divestiture, we no longer operate the previously directly operated kindergartens by ourselves and provide certain training programs directly to children or teachers. As most of our operating lease obligations relate to our leases of kindergartens, it significantly decreased after the 2022 Divestiture. Rental expenses under operating leases for 2020, 2021 and 2022 were US$16.9 million, US$18.0 million and US$6.9 million, respectively. Purchase obligations relate to future minimum purchase obligations under the non-cancelable purchase agreements related to curriculum collaboration with international institutions.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

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

Holding Company Structure

Gravitas Education Holdings, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, the VIE and its subsidiaries in mainland China. As a result, Gravitas Education Holdings, Inc. ’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. In addition, our wholly foreign-owned mainland China subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with mainland China accounting standards and regulations. Under the laws of mainland China, each of our subsidiary and the VIE in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned mainland China subsidiaries may allocate a portion of its after-tax profits based on mainland China accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax profits based on mainland China accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition, (ii) operating leases, and (iii) income taxes. For further information on these accounting policies, see note 2 to our consolidated financial statements included elsewhere in this annual report. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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

F. Restatement of Previously Issued Financial Statement (Unaudited)

Our audit committee concluded, after consulation with management, the company’s Prior Period Financial Statements for the Interim Periods were materially misstated and has concluded that it is appropriate to restate herein.. On April 30, 2022, when we divested the former VIE, revenue and other related accounts of the enrichment courses were recorded in continuing operations. However, we recently concluded the financial result of this service should have been recorded in discontinued operations. The adjustments resulting therefrom, change the deferred revenue, current liabilities of discontinued operations that previous reported, but has no impact on previously reported cash. For further information including the impact of adjustment, please see Note 29 to the audit consolidated financial statements included in this Annual Report Form 20-F.

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

We have three reporting units in 2022. We have the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

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

Future cash flow assumptions – The projections for future cash flows utilized in the models are derived from historical experience and assumptions regarding future growth and profitability of each reporting unit. These projections are consistent with our operating budget and strategic plan. Cash flows for the five years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the fair value of each reporting unit. The growth rates assumed a gradual increase in revenue based on new customer acquisition and market expansion. Beyond five years a terminal value was determined using a perpetuity growth rate based on inflation and real GDP growth rates. A sensitivity analysis of the revenue growth rates, gross profit and operating expenses were performed on all reporting units. For each reporting unit analyzed using quantitative assessment, a 10% reduction in the revenue growth rates used, or a 5% increase in operating expense, or 5% reduction in gross profit respectively would not change the result of assessment.

WACC – The WACC is the rate used to discount each reporting unit’s estimated future cash flows. The WACC is calculated based on the proportionate weighting of the cost of debt and equity. The cost of equity is based on a risk-free interest rate and an equity risk factor, which is derived from public companies similar to the reporting unit and which captures the perceived risks and uncertainties associated with the reporting unit’s cash flows. The cost of debt component is calculated as the weighted average cost associated with all of our company’s outstanding borrowings as of the date of the impairment test and was immaterial to the computation of the WACC. The cost of debt and equity is weighted based on the debt to market capitalization ratio of publicly traded companies with similarities to the reporting unit being tested. The WACC used is 14% as of December 31, 2022. A sensitivity analysis of the WACC was performed as of December 31, 2022. An increase in the WACC of ten percentage would not change the result of assessment.

Loan receivables and consideration receivable allowance assessment

Loan receivables are recorded at unpaid principal balances, net of unearned interest income.

On January 1, 2020, upon adoption of ASC 326 starting from January 1, 2020, we established current expected credit losses model for loan receivables. We calculate the allowance on loan receivables by using a loss-rate approach whereby the loss-rate is determined based on historical collection experience, current economic conditions, supportable forecasts of future economic conditions, the possibility of default and any recoveries in assessing the lifetime expected credit losses.

For the allowance of the consideration receivable and loan receivable from the former VIE, we considered the repayment intention and ability of the VIE, and used discounted cash flow method to determine the credit loss. See notes 9 and 10 to our consolidated financial statements, which are included in this annual report. As a result, for the years ended December 31, 2020, 2021 and 2022, we recorded nil, nil and US$22.1 million allowance of consideration receivables, and nil, nil and US$23.3 million for loan receivable, respectively.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of February 28, 2023.

Directors and Executive Officers	Age	Position/Title
Gang Chen	55	Chairman of the Board
Chimin Cao	59	Co-founder, Director
Yanlai Shi	52	Co-founder, Executive Director and Chief Executive Officer
Joel A. Getz	58	Independent Director
Dennis Demiao Zhu	59	Independent Director
Zhengong Chang	72	Independent Director
Siyuan Wang	37	Chief Financial Officer

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

Mr. Chimin Cao is our co-founder and director, and he served as chairman of the board from our inception to September 2021. He is the honorary chairman of our board of directors. Mr. Cao has a wealth of experience in the early childhood education industry. Together with Ms. Yanlai Shi, Mr. Cao established our first play-and-learn center in 1998 and then incorporated Beijing RYB to expand our operations in July 2001. Prior to that, Mr. Cao founded Beijing Dongrun Fandoule Kepu Entertainment Co. Ltd. in 1996 as the first franchise to introduce Fun Dazzle indoor playgrounds to Beijing. Mr. Chimin Cao received his joint master’s degree of management from the Australian National University and Tsinghua University in 2007.

Ms. Yanlai Shi is our co-founder and has served as director and chief executive officer since our inception. Ms. Shi is a pioneer of the early childhood education industry in China. Ms. Shi has held various positions, including as a former member of National Committee of the Chinese People’s Political Consultative Conference of Fengtai District, Beijing and a representative of the 11th National Congress of Chinese Women. Ms. Shi has received many honors in the business world as well. To name a few, she was awarded “Leader of Education Industry” in 2016 and “The Most Influential Business Women in China” in 2014. Ms. Shi received her bachelor’s degree in law from Peking University and joint master’s degree in management from the Australian National University and Tsinghua University.

Mr. Joel A. Getz started to serve as our director in September 2017. Mr. Getz is now the deputy dean for Alumni, Development, and Special Initiative at the Yale School of Management. He also serves as an independent director of Luckin Coffee Inc. (OTC: LKNCY) since December 2022, a director and the board secretary of The Stephan Co. (OTC: SPCO) since February 2017 and March 2017, respectively, and the board trustee of New England Innovative Academy since February 2020. Prior to that, Mr. Getz served as director of development for the William J. Clinton Foundation in New York and was president of the Mayor’s Fund to Advance New York City. Mr. Getz’s additional previous work experience includes university fundraising at Stanford University, where he was associate director of The Stanford Fund and then a major gifts officer, both for the university and for the Graduate School of Business. From 1990 to 1997, Mr. Getz was the president and co-founder of Rim Pacific, a manufacturing and distribution firm focusing on art reproductions. Mr. Getz received his B.A. in 1986 from Harvard University.

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

Mr. Siyuan Wang has served as our chief financial officer since April 2023. Prior to joining GEHI, from 2018 to 2023, Mr. Wang served as chief financial officer and financial controller at Ucommune International Ltd (NASDAQ: UK). From 2021 to 2023, Mr. Wang also served as chief financial officer of UK Wisdom Limited, which is sponsored by a majority-owned subsidiary of Ucommune International Ltd. Prior to that, Mr. Wang worked in the audit and assurance function of Deloitte Touche Tohmatsu LLC in the United States from 2012 to 2018. Mr. Wang received a master degree in accounting from Michigan State University and a bachelor degree in finance and accounting from the University of Idaho. Mr. Wang has been an American Institute of Certified Public Accountant (AICPA) since September 2014.

B.Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB10.9 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Mainland China subsidiaries and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2009 Share Incentive Plan

In September 2009, our board of directors approved the 2009 Share Incentive Plan, which we refer to as the 2009 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares that may be issued under the 2009 Plan was at first 1,222,910 and was later increased by the board of director to 2,573,756 in 2011. As of February 28, 2023, options to purchase 1,581,306 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2023, the options granted under our 2009 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Shares
	Underlying Options	Exercise Price
Name	Awarded	(US$/Share)	Date of Grant	Date of Expiration
Chimin Cao	*	3.11	September 29, 2013	From November 17, 2023 to July 15, 2024
Yanlai Shi	*	1.08	September 11, 2009	From April 27, 2022 to May 27, 2024
	*	3.11	September 29, 2013	From November 17, 2023 to July 15, 2024
	*	1.08	November 5, 2015	November 4, 2023
	789,096	3.11	November 5, 2015	November 4, 2023
	*	1.08	July 1, 2017	June 30, 2025
	*	3.11	July 1, 2017	June 30, 2025

*                 Less than 1% of our total outstanding shares.

As of February 28, 2023, other employees as a group held outstanding options to purchase 331,850 ordinary shares of our company under the 2009 Plan, with exercise prices ranging from US$1.08 to US$3.11 per share.

2017 Share Incentive Plan

In June 2017, our board of directors approved the 2017 Share Incentive Plan, as amended and restated from time to time, which we refer to as the 2017 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is initially 2,059,005 Class A ordinary shares, plus an annual increase in the maximum number of Class A ordinary shares on the first day of each of our fiscal year during the term of the 2017 Plan commencing with the fiscal year beginning January 1, 2018, by an amount equal to the lesser of (i) 2.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number as may be determined by the board of directors. As of February 28, 2023, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 Plan was 4,896,258 Class A ordinary shares, and options to purchase 2,692,243 ordinary shares and restricted shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2023, the options and restricted shares granted under our 2017 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

As of February 28, 2023, other employees as a group held outstanding options to purchase 503,647 Class A ordinary shares of our company under the 2017 Plan, with exercise price ranging from US$0.001 to US$11.66 per share. As of February 28, 2023, other employees as a group held 58,000 outstanding restricted shares under the 2017 Plan.

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

As of December 31, 2020, 2021 and 2022, we had a total of 6,338, 6,341 and 1,143 employees, respectively. The significant change in the number of employees from 2021 to 2022 is mainly attributable to the 2022 Divestiture, during which a significant number of our teaching staff and other staff in our directly operated teaching facilities ceased to be employees of our Company. The majority of our employees are located in mainland China and Singapore. The following table sets forth the breakdown of our own employees as of December 31, 2022 by function:

Number
of
Functions:	Employees
Teaching staff in directly operated teaching facilities	673
Other staff in directly operated teaching facilities and supporting branch offices	181
Network support and supervision	60
Research and development*	51
Selling, general and administrative	178
Total	1,143
*	Note: Aside from our dedicated research and development team, many of our teaching staff and facility principals also actively participate in our daily content development activities.

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

As required by the regulations of mainland China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan, and a housing provident fund. We are required by the laws of mainland China to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

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

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 20,637,205 Class A ordinary shares and 6,949,141 Class B ordinary shares outstanding as of February 28, 2023, excluding our company’s repurchase of 1,627,455 Class A ordinary shares in the form of ADSs made by December 31, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 28, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
					Percentage
					of
	Class A	Class B		Percentage of	aggregate
	ordinary	ordinary	Total ordinary	total ordinary	voting
	shares	shares	shares	shares	power†
Directors and Executive Officers:**
Gang Chen(1)	5,713,612	2,831,131	8,544,743	30.3%	37.5%
Chimin Cao(2)	4,965,605	2,059,005	7,024,610	24.4%	27.7%
Yanlai Shi(3)	2,585,647	2,059,005	4,644,679	15.3%	24.7%
Joel A. Getz	—	—	—	—	—
Dennis Demiao Zhu	—	—	—	—	—
Zhengong Chang	—	—	—	—	—
Siyuan Wang	—	—	—	—	—
All Directors and Executive Officers as a Group	13,264,891	6,949,141	20,214,032	63.9%	88.1%
Principal Shareholders:
Ascendent Rainbow (Cayman) Limited(4)	5,713,612	2,831,131	8,544,743	30.3%	37.5%
Joy Year Limited(5)	4,135,854	2,059,005	6,194,859	21.9%	27.2%
Trump Creation Limited(6)	2,108,691	—	2,108,691	7.5%	2.3%
Bloom Star Limited(7)	—	1,194,865	1,194,865	4.2%	13.2%
RYB Education Limited(8)	300,741	864,140	1,164,881	4.1%	9.9%

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

**

Except for Messrs. Gang Chen, Dennis Demiao Zhu and Zhengong Chang, the business address of our directors and executive officers is c/o 3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang, Fengtai District, Beijing, People’s Republic of China. The business address of Mr. Gang Chen’s is Suite 2208-2211, 22/F, One ICC, 999 Middle Huai Hai Road, Xuhui District, Shanghai, 200031, People’s Republic of China. The business address of Mr. Dennis Demiao Zhu is Park Avenue 2-28G, 6 Chaoyang Park Nanlu, Beijing, 100026, People’s Republic of China. The business address of Mr. Zhengong Chang is PH01-55 South Town Centre BL. Markham ON, L6G 0B6, Canada.

(1)	Represents the 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares held by Ascendent Rainbow (Cayman) Limited. Mr. Gang Chen is partner of Ascendent Capital Partners II, L.P., the sole shareholder of Ascendent Rainbow (Cayman) Limited.
(2)	Represents (i) 4,135,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company, (ii) 529,751 Class A ordinary shares Top Genius Ventures Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after February 28, 2023 and (iii) 300,000 Class A ordinary shares held by Mr. Chimin Cao. Both Joy Year Limited and Top Genius Ventures Limited are ultimately held by The Top Genius Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Chimin Cao is the settlor of The Top Genius Trust, and Mr. Cao and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited and Top Genius Ventures Limited in our company.
(3)	Represents (i) 1,194,865 Class B ordinary shares held by Bloom Star Limited, a British Virgin Islands company, (ii) 300,741 Class A ordinary shares and 864,140 Class B ordinary shares held by RYB Education Limited, a Cayman Islands company, (iii) 1,984,933 Class A ordinary shares Noble Hero Holdings Limited, a British Virgin Islands company, has the right to acquire upon exercise of option within 60 days after February 28, 2023 and (iv) 300,000 Class A ordinary shares held by Ms. Yanlai Shi. Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited are all ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Bloom Star Limited, Noble Hero Holdings Limited and RYB Education Limited in our company.
(4)	Represents the 5,713,612 Class A ordinary shares and 2,831,131 Class B ordinary shares held by Ascendent Rainbow (Cayman) Limited. The registered address of Ascendent Rainbow (Cayman) Limited is at the office of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Ascendent Rainbow (Cayman) Limited is wholly owned by Ascendent Capital Partners II, L.P., a Cayman Islands limited partnership, whose general partner is Ascendent Capital Partners II GP, L.P., another Cayman Islands limited partnership. The general partner of Ascendent Capital Partners II GP., L.P. is Ascendent Capital Partners II GP Limited, a Cayman Islands company. Information regarding beneficial ownership is reported as of September 29, 2017, based on the information contained in the Schedule 13D filed by Ascendent Rainbow (Cayman) Limited, among other reporting persons, with the SEC on April 4, 2018.
(5)	Represents the 4,135,854 Class A ordinary shares and 2,059,005 Class B ordinary shares held by Joy Year Limited, a British Virgin Islands company. Joy Year Limited is ultimately held by The Top Genius Trust. Mr. Chimin Cao is the settlor and proctor of The Top Genius Trust, and Mr. Cao and his family members are its beneficiaries. Under the terms of this trust, Mr. Cao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Joy Year Limited in our company. The registered address of Joy Year Limited is Vistra Corporate Services Centre. Wickhams Cay Il, Road Town, Tortola, VG1110, British Virgin Islands.
(6)	Represents the 2,108,691 Class A ordinary shares held by Trump Creation Limited, a British Virgin Islands company. The registered address of Trump Creation Limited is Vistra Corporate Services Centre. Wickhams Cay Il, Road Town, Tortola, VG1110, British Virgin Islands.
(7)	Represents the 1,194,865 Class B ordinary shares held by Bloom Star Limited, a British Virgin Islands company. Bloom Star Limited is ultimately held by The Noble Hero Trust, a trust established with the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Ms. Yanlai Shi is the settlor of The Noble Hero Trust, and Ms. Shi and her family members are the trust’s beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Bloom Star Limited in our company.

(8)	Represents the 300,741 Class A ordinary shares and 864,140 Class B ordinary shares held by RYB Education Limited, a Cayman Islands company. RYB Education Limited is ultimately held by The Noble Hero Trust. Ms. Yanlai Shi is the settlor and proctor of The Noble Hero Trust, and Ms. Shi and her family members are its beneficiaries. Under the terms of this trust, Ms. Shi has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by RYB Education Limited in our company.

To our knowledge, as of February 28, 2023, 9,938,323 of our ordinary shares were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Other Transactions with Related Parties

We have rented certain office space from Ms. Zhiying Li, the spouse of Mr. Chimin Cao, our co-founder, non-executive director and honorary chairman of the board of directors. During 2020, 2021 and 2022, we incurred US$0.6 million US$0.6 million and US$0.7 million, in rental expenses to Ms. Li. We had nil, nil and nil due from Ms. Li as of December 31, 2020, 2021 and 2022, respectively, as prepaid rental expenses for the next year.

We have also extended loans that are interest-free, unsecured and payable on demand to certain related parties.

In conjunction with the 2022 Divestiture, our subsidiaries, including Qijin Technology, have entered into a series of service agreements with a term of 15 years with the former VIE, including Beijing RYB, at arm’s length terms under which our subsidiaries will continuingly provide brand royalty, training, management IT system, recruitment, and curriculum design services to these entities and the kindergartens operated by them. During 2020, 2021 and 2022, we recognized nil, nil and US$5.4 million revenue of teaching and management services from the former VIE.

In addition, Qijin Technology also entered into a guaranteed loan agreement with the former VIE with a term of 10 years for the total amount of RMB240.5 million, which had been provided by Qijin Technology and its affiliates to the former VIE and their subsidiaries. The loan will be repaid in equal repayment of principal with the first repayment on May 1, 2023 with interest rate of 4% per annum. The former VIE provided joint and several guarantees for each other. Beijing Youer Lezhi Technology also entered into a framework agreement of merchandise sales with the former VIE. Youer Lezhi Technology will serve as a long-term supplier of the former VIE. During 2020, 2021 and 2022, we recognized nil, nil and US$0.9 million sale of goods from the former VIE.

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

GEHI has not declared or paid any cash dividends. However, we expect to make a cash dividend distribution on our ordinary shares, conditional upon the Closing of the Merger, and expect to declare such cash dividend using the remaining proceeds of our initial public offering. The terms and conditions of the cash dividend have not been finalized and are subject to change. We intend to pay dividends pay dividends in an amount that will allow us to retain sufficient liquidity to fund our obligations as well as to execute our business plan going forward.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our mainland China subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Dividend Distribution.”

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

ITEM 9.       THE OFFER AND LISTING

A.                                    Offering and Listing Details

See “—C. Markets.”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs have been listed on the New York Stock Exchange since September 27, 2017. Prior to May 24, 2022, our ADS traded under the symbol “RYB.” On May 24, 2022, our ADSs began trading under the symbol “GEHI” after we effected a change of our corporate name from “RYB Education, Inc.” to “Gravitas Education Holdings, Inc.” with the approval of our shareholders at the extraordinary general meeting held on March 13, 2022. Prior to October 14, 2022, each of our ADSs represented one Class A ordinary share. On October 14, 2022, we effected a change in the ratio of our ADSs to common shares from one ADS representing one Class A ordinary share to one ADS representing 20 Class A ordinary shares.

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

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, mainland China, Singapore and U.S. federal income tax considerations of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of December 31, 2022, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, mainland China, Singapore and the United States.

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

Mainland China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with “de facto management body” within mainland China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that Gravitas Education Holdings, Inc. is not a mainland China resident enterprise for mainland China tax purposes. Gravitas Education Holdings, Inc. is not controlled by a mainland China enterprise or mainland China enterprise group and we do not believe that Gravitas Education Holdings, Inc. meets all of the conditions above. Gravitas Education Holdings, Inc. is a company incorporated outside mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that Gravitas Education Holdings, Inc. is a mainland China resident enterprise for enterprise income tax purposes, we will be subject to mainland China enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% mainland China tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if we are deemed a mainland China resident enterprise, dividends payable to our non-mainland China individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to mainland China tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-mainland China shareholders of Gravitas Education Holdings, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that Gravitas Education Holdings, Inc. is treated as a mainland China resident enterprise.

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in mainland China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside mainland China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the mainland China company whose equity has been transferred, and the mainland China company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise.

The State Administration of Taxation issued an SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a mainland China resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a mainland China “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the mainland China “resident enterprise” the indirect transfer. On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7, to supersede the rules with respect to the Indirect Transfer under SAT Circular 698. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the mainland China entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China tax. As a result, gains derived from such Indirect Transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. Both the transferor and the transferee may be subject to penalties under mainland China tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors that are non-mainland China resident enterprises, our mainland China subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Singapore Taxation

The following discussion is a summary of Singapore income tax, goods and services tax and stamp duty considerations relevant to the acquisition, ownership and disposition of our ADSs or ordinary shares. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ADSs or ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. The statements below are based on the assumptions that our company is not tax resident in Singapore, and that the same Singapore tax treatment applicable to a holder of our ordinary shares should be accorded to a holder of our ADSs as well. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our ADSs and ordinary shares, taking into account their own particular circumstances. It is emphasized that neither we nor any other persons involved in this prospectus accept responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our ADSs or ordinary shares.

Corporate Income Tax

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-sourced income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax.

The prevailing corporate income tax rate in Singapore is 17.0%.

With effect from Year of Assessment (“YA”) 2020, the first SGD$200,000 of a company’s annual normal chargeable income is exempt from tax as follows:

(a)	75.0% of up to the first SGD$10,000 of chargeable income; and
(b)	50.0% of up to the next SGD$190,000 of chargeable income.

Notwithstanding the above, for qualifying new private companies, 75.0% of the first SGD$100,000 of annual normal chargeable income and 50.0% of the next SGD$100,000 of annual normal chargeable income is exempted from tax, subject to meeting the relevant conditions.

The remaining chargeable income (after deducting the applicable tax exemption on the first SGD$200,000 of chargeable income) will be taxed at the prevailing corporate tax rate, currently at 17.0%.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. “Control and management” is the making of decisions on strategic matters, such as those on company policy and strategy.

Presently, tax exemption will be granted to a Singapore tax resident corporate taxpayer on its foreign sourced dividends, foreign branch profits and foreign-sourced service income (“specified foreign income”) received or deemed to be received in Singapore, subject to meeting the following qualifying conditions:

(a)	the specified foreign income has been subject to income tax in the foreign jurisdiction from which the income is received;

(b)

at the time the specified foreign income is received in Singapore, the headline tax rate (i.e., highest corporate income tax rate) of the foreign jurisdiction from which the income is received is at least 15.0%; and

(c)	the Comptroller of Income Tax (the “Comptroller”) is satisfied that the tax exemption would be beneficial to the Singapore tax resident corporate taxpayer.

Certain concessions and clarifications have also been announced by the Comptroller with respect to such conditions.

Pursuant to a tax concession granted with effect from 30 July 2004, the above foreign-sourced income exemption has been extended to include specified foreign income which is exempted from income tax in the foreign jurisdiction as a result of a tax incentive granted by that foreign jurisdiction for carrying out substantive business activities in that foreign jurisdiction.

If foreign-sourced income is subject to tax in Singapore and does not qualify for tax exemption, a Singapore tax resident corporate taxpayer is entitled to claim foreign tax credit (“FTC”) for the foreign tax paid on such foreign-sourced income, subject to meeting the relevant conditions. The amount of foreign tax credit available to a Singapore tax resident corporate taxpayer is based on the lower of:

(a)	the Singapore tax payable on the particular source of income which qualifies for foreign tax credit; or
(b)	the actual foreign tax suffered on the same income.

Under the FTC pooling system, Singapore tax resident companies may elect to claim FTC on a pooled basis on any items of its foreign-sourced income, rather than the usual source-by-source and country-by-country basis, subject to meeting the relevant conditions as follows:

(a)	income tax must have been paid on the income in the foreign jurisdiction from which the income is derived;
(b)	at the time the foreign-sourced income is received in Singapore, the headline tax rate of that foreign jurisdiction from which the income is received is at least 15.0%;
(c)	there must be Singapore income tax payable on the foreign-sourced income; and
(d)	the taxpayer is entitled to claim foreign tax credits under sections 50, 50A or 50B of the Income Tax Act 1947 (“SITA”) on its foreign-sourced income.

The amount of foreign tax credit to be granted under the FTC pooling system is based on the lower of the total Singapore tax attributable to the pooled foreign income (net of expenses) and the pooled foreign taxes paid on those income.

Individual Income Tax

An individual taxpayer (both tax resident and non-tax resident of Singapore) is subject to Singapore income tax on income accruing in or derived from Singapore, subject to certain exceptions. Foreign-sourced income received or deemed received in Singapore by an individual taxpayer is generally exempt from income tax in Singapore, except for such income received through a partnership in Singapore by Singapore tax resident individuals.

An individual is regarded as a tax resident in Singapore in a YA if, in the preceding calendar year, he was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he ordinarily resides in Singapore.

A Singapore tax resident individual is subject to tax at the progressive rates, ranging from 0% to 22.0% prior to YA 2024 and from 0% to 24.0% from YA 2024, after deductions of qualifying personal reliefs where applicable.

A non-Singapore tax resident individual is generally taxed at the rate of 22.0% prior to YA 2024 and 24.0% from YA 2024 except for Singapore-sourced employment income which is taxed at either a flat rate of 15.0% (without deductions for personal relief), or at the progressive rates as a tax resident (with deductions for personal relief), whichever yields a higher tax.

Dividend Distributions

Singapore does not impose withholding tax on dividend payments.

As our company is incorporated in the Cayman Islands and on the assumption that our company is not tax resident in Singapore, dividends paid by our company would generally be considered as foreign-sourced income (unless our the ordinary shares or ADSs are held as part of a trade or business carried on in Singapore in which event the holders of such shares or ADSs may be taxed on the dividends as they are derived).

Dividends paid by our company will be exempt from Singapore income tax when received by an individual investor regardless of whether the individual investor is resident or non-resident of Singapore, except for such income received through a partnership in Singapore by Singapore tax resident individual investors.

Dividends paid by our company and received in Singapore by a Singapore corporate investor will be subject to Singapore income tax unless an exemption applies to the foreign-sourced dividend income received in Singapore.

Shareholders/investors (including holders of our ADSs) are advised to consult their own tax advisors in respect of the tax laws of their respective countries of residence which are applicable on such dividends received by them and the applicability of any double taxation agreement.

Capital Gains Tax

Singapore currently does not impose tax on capital gains. Any gains from the disposal of our ADSs or ordinary shares, if regarded as capital gains, are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains from the disposal of our ADSs or ordinary shares are taxable in Singapore if the seller is regarded as having derived gains of an income nature in Singapore. Gains arising from the disposal of our ADSs or ordinary shares which are derived from any trade, business, vocation or profession carried on by that person, if accruing in or derived from Singapore, are taxable as such gains are considered revenue in nature. Gains derived from the disposal of our ADSs or ordinary shares may also be taxable if they constitute any gains or profits of an income nature under section 10(1)(g) of the SITA.

Section 13W of the SITA provides a safe harbor in the form of an exemption of gains or profits arising from the disposal of ordinary shares for disposals made up to December 31, 2027. To qualify for the tax exemption, the divesting company must have legally and beneficially held at least 20.0% of the ordinary shares of the company whose shares are being disposed (“investee company”) for a continuous period of at least 24 months immediately prior to the date of disposal such shares.

The above-mentioned “safe harbor rule” is not applicable under the following scenarios:

●	The disposal of shares during the period from June 1, 2012, to May 31, 2022 of an unlisted investee company which is in the business of trading or holding Singapore immovable properties (other than the business of property development).
●	The disposals of shares from June 1, 2022, of an unlisted investee company which is in the business of trading, holding, or developing immovable properties in Singapore or abroad, subject to certain exceptions.
●	The disposal of shares by a divesting company in the insurance business industry (as referred to under section 26 of the SITA).
●	The disposal of shares by a partnership, limited partnership or limited liability partnership, where one or more of the partners is a company or are companies.

Shareholders who have adopted or are required to adopt Financial Reporting Standard 109 Financial Instruments (“FRS 109”) or Singapore Financial Reporting Standard (International) 9 Financial Instruments (“SFRS(I) 9”) (as the case may be) for financial reporting purposes may for Singapore income tax purposes, be required to recognize gains or losses (not being gains or losses that are capital in nature) on our ADSs or ordinary shares, irrespective of whether there is actual disposal. If so, the gains or losses so recognized may be taxed or allowed as a deduction even though they are unrealized.

Shareholders should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their ownership and disposal of our ADSs or ordinary shares.

Stamp Duty

No stamp duty is payable on the subscription and issuance of our ADSs and ordinary shares. As our company is incorporated in the Cayman Islands and our ADSs and ordinary shares are not registered in any register kept in Singapore, no stamp duty is payable in Singapore on any instrument of transfer upon a sale or gift of our ADSs or ordinary shares.

Estate Duty

Singapore estate duty had been abolished with effect from February 15, 2008.

Goods and Services Tax (“GST”)

The sale of our ADSs or ordinary shares by a GST-registered investor belonging in Singapore to another person belonging in Singapore is an exempt supply, which is not subject to GST. Any input GST incurred by the GST-registered investor in connection with the making of such an exempt supply is generally not recoverable from the Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or by the Comptroller of GST.

Where our ADSs or ordinary shares are sold by a GST-registered investor to a person who belongs outside Singapore, and for the direct benefit of either a person belonging outside Singapore (and that person is outside Singapore at the time of supply) or a GST-registered person who belongs in Singapore, the sale is a taxable supply subject to GST at zero-rate (i.e., GST at 0)%. Any input GST incurred by the GST-registered investor in the making of such a zero-rated supply, subject to the provisions of the Goods and Services Tax Act 1993 of Singapore, may be recovered from the Comptroller of GST.

Services consisting of arranging, broking, underwriting or advising on the issue, allotment or transfer of ownership of our ADSs or ordinary shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of our ADSs or ordinary shares will be subject to GST at the prevailing standard rate. The standard rate was increased from 7% to 8% from January 1, 2023, and will be further increased to 9% from January 1, 2024. Similar services contractually rendered by a GST-registered person to an investor belonging outside Singapore, and for the direct benefit of either a person belonging outside Singapore (and that person is outside Singapore at the time of supply) or a GST-registered person who belongs in Singapore should generally be subject to GST at zero-rate.

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

This summary does not address U.S. federal estate, gift or other non-income tax considerations, the alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares, nor does it address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of that U.S. Holder’s particular circumstances or that may be relevant to certain types of U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	dealers in securities or currencies;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons that acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation for or in connection with the performance of services;
●	persons that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	persons that have a functional currency other than the U.S. dollar; or
●	persons that actually or constructively own 10% or more of our stock (by vote or value).

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income and include assets held for investment, including cash, assets readily convertible into cash, and (subject to certain limited exceptions) working capital. Our company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending on the income such assets generate or are held to generate. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly or constructively, 25% or more (by value) of its stock.

Although the law in this regard is not entirely clear, we treat our formerly consolidated VIE as being owned by us for U.S. federal income tax purposes for periods prior to the Divestiture because, prior to the Divestiture, we controlled its management decisions and were entitled to substantially all of the economic benefits associated with this entity. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements for periods prior to the Divestiture. If it were determined, however, that we were not the owner of such VIE for U.S. federal income tax purposes prior to the Divestiture, such determination could cause our company to be treated as a PFIC for the current taxable year.

Assuming that we are the owner of the VIE for U.S. federal income tax purposes prior to the Divestiture, and based upon an analysis of our income and assets and the market value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2022. However, because there are uncertainties in the application of the PFIC rules, it is possible that the Internal Revenue Service could challenge our determination of the amount or nature of certain income or assets for PFIC purposes, which could cause us to be treated as a PFIC for our current or subsequent taxable years.  Accordingly, there can be no assurance regarding our PFIC status for the current taxable year.

Furthermore, there can be no assurance regarding our PFIC status for future taxable years, because PFIC status is an annual factual determination made following the close of each taxable year that depends upon the composition of our income and assets in such year. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ADSs (which may be volatile). Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for foreseeable future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we realize and spend or otherwise dispose of our liquid assets.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, in the absence of certain elections by such holder, we would generally continue to be treated as a PFIC with respect to such U.S. Holder even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent year.

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

An individual or other non-corporate U.S. Holder may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are expected to be treated as readily tradable on the New York Stock Exchange. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in later years.

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

As described in “—Mainland China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the sale or other disposition of our ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source gains, which may limit a U.S. Holder’s ability to claim a foreign tax credit for any such PRC income tax imposed on such gain. U.S. Holders that are eligible for the benefits of the Treaty may apply the Treaty to treat such gain as PRC source. Notwithstanding this, pursuant to recently issued Regulations, it is possible that Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not eligible for benefits under the Treaty may not be able to claim a foreign tax credit for any PRC tax imposed on a sale or other disposition of our ADSs or Class A ordinary shares. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or a deduction in lieu thereof in light of their particular circumstances, as well as with respect to their eligibility for benefits under the Treaty and the potential impact of the recently issued Regulations.

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

Distributions received by a U.S. Holder on our ADSs or Class A ordinary shares in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received in the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated pro rata over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
•

amounts allocated to the taxable year of the excess distribution or of the sale or other disposition and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder, for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and any of our subsidiaries (or, for periods prior to the Divestiture, our VIE or any of the subsidiaries or sponsored entities of our VIE) is also a PFIC, the U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiary, our former VIE or any of the subsidiaries or sponsored entities of our former VIE.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may elect out of the excess distribution regime described above by making a mark-to-market election for such stock. If a U.S. Holder makes a valid mark-to-market election for the ADSs, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ADSs. The U.S. Holder is allowed a deduction for the excess, if any, of such U.S. Holder’s adjusted basis in the ADSs over their fair market value as of the close of the taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such ADSs. The U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a mark-to-market election, then, in any taxable year for which we are classified as a PFIC, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election and we subsequently cease to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

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

I.                                        Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Prior to the 2022 Divestiture, the majority of our revenues and expenses are denominated in RMB, and a small portion is denominated in SGD. Revenue contribution from our Singapore operations is expected to increase significantly post the 2022 Divestiture. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

As of December 31, 2022, we had Renminbi-denominated cash and cash equivalents, term deposit and restricted cash of RMB48.2 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2022 would result in a decrease of US$0.7 million in cash and cash equivalents, term deposit and restricted cash. As of December 31, 2022, we had Renminbi-denominated accrued expenses and other current liabilities, and deferred revenue of RMB55.3 million and RMB33.7 million, respectively. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2022 would result in an increase of US$0.8 million and US$0.5 million in accrued expenses and other current liabilities, and deferred revenue, respectively.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, by making available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2022, we received reimbursement in the amount of US$0.6 million from the depositary.

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

We have used a part of the proceeds from our initial public offering for such purposes as disclosed in the F-1 Registration Statement, subject to the changes of laws and regulations that may restrict our intended use of the proceeds. We expect to make a cash dividend distribution on our ordinary shares, conditional upon the Closing of the Merger, and expect to declare such cash dividend using the remaining proceeds of our initial public offering. The terms and conditions of the cash dividend have not been finalized and are subject to change. We intend to pay dividends in an amount that will allow us to retain sufficient liquidity to fund our obligations as well as to execute our business plan going forward.

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15I of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding the management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2022, due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control – Integrated Framework (2013) issued by COSO.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Based on our evaluation under Internal Control – Integrated Framework (2013), due to the material weakness described below, our management has concluded that we did not maintain effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP as of December 31, 2022.

We identified the following material weakness that existed as of December 31, 2022. As defined by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in the internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the U.S. GAAP” and SEC reporting requirements to prepare and review the consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

The material weakness is mainly due to the significant personnel turnover in relation to the 2022 Divestiture, which have had and will continue to have a material impact to our business, financial condition and results of operations. We are implementing and will continue to implement a number of measures to address the material weakness, including:

●	We will strengthen the communication between the finance department and the business operation department and continue to monitor any changes in the business or the information system. We will design and implement controls to timely identify complex transactions and evaluate the potential accounting implications of such transactions on our financial statements before implementation of changes to business operations and systems.
●	We will design and implement controls to ensure completeness and accuracy of data relevant to the accounting and financial reporting of complex transactions.
●	We will enhance the timely performance of our account reconciliation controls during the period-end closing process.
●	We will enhance and improve our policies and procedures for the preparation and review of financial statements disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, including subscribing to and utilizing U.S. GAAP and SEC reporting guidance and disclosure checklists provided by professional institutions.
●	We plan to strengthen professional training for our employees in the finance department and internal audit department and improve their ability of risk identification and effective monitoring of internal controls. For new businesses and business changes, the internal audit department will jointly conduct risk assessments with the finance department and business department and will evaluate the design and implementation effectiveness of internal controls. Our internal audit department will carry out internal control process analysis and internal controls inspection, identify potential issues in a prompt manner, carry out remediation, and ensure the effectiveness and adaptability of our internal controls.

However, we cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weakness, or that we will not identify additional material weakness or significant deficiencies in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal control over financial reporting to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a non-accelerated filer, as defined under Rule 12b-2 of the Exchange Act, we are not subject the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder). When these requirements begin to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

Changes in Internal Control over Financial Reporting

Other than as described above with respect to turnover in personnel, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dennis Demiao Zhu, a member of our audit committee and independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B.  CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in August 2017. We have posted a copy of our code of business conduct and ethics on our website at https://ir.geh.com.cn/.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended
	December 31,
	2021	2022

	(in thousands of US$)
Audit fees(1)
Friedman LLP(2)	730	50
Marcum Asia CPAs LLP(3)	—	1,170
Audit-related fees(4)	—	—
Other fees(5)	—	—
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	On December 10, 2021, we replaced KPMG Huazhen LLP (“KPMG”) and engaged Friedman LLP (“Friedman”) as our independent registered public accounting firm. See also “Item 16F. Change in Registrant’s Certifying Accountant.”
(3)	On January 5, 2023, we replaced Friedman LLP (“Friedman”) and engaged Marcum Asia CPAs LLP (“Marcum Asia”) as our independent registered public accounting firm. See also “Item 16F. Change in Registrant’s Certifying Accountant.”
(4)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit fees.
(5)	“Other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain financial due diligence services and other advisory services.

(1)The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

During the fiscal year ended December 31, 2020, and the subsequent interim period through December 10, 2021, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events. The audit report of KPMG on the consolidated financial statements of our company as of and for the year ended December 31, 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We have provided KPMG with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from KPMG a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of KPMG’s letter dated May 11, 2022 is hereby incorporated by reference as Exhibit 15.5 to this annual report on Form 20-F.

During the fiscal year ended December 31, 2020 and the subsequent period prior to our engagement of Friedman, neither we nor anyone on our behalf has consulted with Friedman regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Friedman concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

On January 5, 2023, we engaged Marcum Asia CPAs LLP (“Marcum Asia”) as our independent registered public accounting firm, to replace Friedman. The change of independent registered public accounting firm was approved by the audit committee of the board of directors and the board of directors of our company on January 5, 2023. Marcum Asia is engaged to audit and report on our consolidated financial statements as of and for the year ended December 31, 2022.

During the fiscal year December 31, 2021 and 2022 and the subsequent interim period through January 5, 2023, there have been no (i) disagreements between us and Friedman on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Friedman would have caused Friedman to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided Friedman with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from Friedman a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Friedman’s letter dated April 28, 2023 is attached as Exhibit 15.7.

During the fiscal years ended December 31, 2021 and 2022 and in the subsequent interim period prior to our engagement of Marcum Asia, neither we nor anyone on behalf of us has consulted with Marcum Asia regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Marcum Asia concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G.  CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. Currently, we rely on home country practice exemption as our board does not contain a majority of independent directors. We followed home country practice with respect to annual general meetings and did not hold an annual general meeting for shareholders in 2022. We may also opt to rely on additional home country practice exemptions in the future. As a result, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we are permitted to, and do, adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.     FINANCIAL STATEMENTS

The consolidated financial statements of Gravitas Education Holdings, Inc. are included at the end of this annual report.

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
2.3

Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on September 13, 2017 (File No. 333-220259))

2.4

Form of Amendment No. 1 to the Deposit Agreement, among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(i) of post-effective amendment No. 1 to the registration statement on Form F-6 filed on October 5, 2022 (file No. 333-220440))

2.5

Shareholder and Noteholder Agreement between the Registrant and other parties thereto dated November 5, 2015 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))

2.6*	Description of American Depositary Shares of the Registrant
2.7*	Description of Class A Ordinary Shares of the Registrant
4.1	English summary of 2009 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))
4.2	2017 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))
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
4.5

Registration Rights Agreement between the Registrant and Ascendent Rainbow (Cayman) Limited dated September 13, 2017 (incorporated herein by reference to Exhibit 10.10 to the Form F-1/A filed on September 13, 2017 (File No. 333-220259))

4.6

English translation of VIE Termination Agreement dated March 1, 2022 among RYB Technology, Beijing RYB, and individual shareholders of Beijing RYB (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.7

English translation of Brand License Agreement (applicable to directly operated business) dated March 1, 2022 between RYB Technology and Beijing RYB (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.8

English translation of Brand License Agreement (applicable to franchising businesses) dated March 1, 2022 between RYB Technology and Beijing RYB (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.9

English translation of Management System and Software License Agreement dated March 1, 2022 between RYB Technology and Beijing RYB (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.10

English translation of Training Services Agreement dated March 1, 2022 between RYB Technology and Beijing RYB (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.11

English translation of Design Service Agreement of Kindergarten-based Core Course dated March 1, 2022 between RYB Technology and Beijing RYB (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.12

English translation of Recruitment Services Agreement dated March 1, 2022 between RYB Technology and Beijing RYB (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.13

English translation of Guaranteed Loan Agreement dated March 1, 2022 between RYB Technology and Beijing RYB (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.14

English translation of Exclusive Consulting and Services Agreement dated April 30, 2022 among TJ Qiyuan, Zhudou Investment and shareholders of Zhudou Investment (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.15

English translation of Exclusive Option Agreement dated April 30, 2022 among TJ Qiyuan, Zhudou Investment and shareholders of Zhudou Investment (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.16

English translation of Equity Interest Pledge Agreement dated April 30, 2022 among TJ Qiyuan, Zhudou Investment and shareholders of Zhudou Investment (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.17

English translation of Business Operation Agreement dated April 30, 2022 among TJ Qiyuan, Zhudou Investment and shareholders of Zhudou Investment (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.18

English translation of Powers of Attorney granted by Zhudou Investment and its shareholders dated April 30, 2022 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.19

English translation of the executed form of Spouse Letter dated April 30, 2022 by the spouses of shareholders of Zhudou Investment, as currently in effect, and a schedule of all spousal consent letters adopting the same form (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))

4.20

Agreement and Plan of Merger, dated as of April 18, 2023, by and among Gravitas Education Holdings, Inc., Bright Sunlight Limited, Best Assistant Education Online Limited, and solely for purposes of certain named sections thereof, NetDragon Websoft Holdings Limited (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on April 18, 2023 (File No. 001-38203))

4.21

Share Purchase Agreement, dated as of April 18, 2023, by and between Gravitas Education Holdings, Inc. and Rainbow Companion Inc. (incorporated herein by reference to Exhibit 99.3 to the current report on Form 6-K filed on April 18, 2023 (File No. 001-38203))

8.1*	Significant Subsidiaries and Consolidated Affiliates Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on August 30, 2017 (File No. 333-220259))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of Marcum Asia CPAs LLP, an independent registered public accounting firm
15.4*	Consent of KPMG Huazhen LLP, an independent registered public accounting firm
15.5	Letter from KPMG Huazhen LLP to the Securities and Exchange Committee (incorporated herein by reference to Exhibit 15.7 to the annual report on Form 20-F filed on May 11, 2022 (File No. 001-38203))
15.6*	Consent of Friedman LLP, an independent registered public accounting firm
15.7*	Letter from Friedman LLP to the Securities and Exchange Committee
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*                 Filed with this Annual Report on Form 20-F.

**          Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gravitas Education Holdings, Inc.

	By:	/s/ Yanlai Shi
	Name:	Yanlai Shi
	Title:	Executive Director and Chief Executive Officer

Date: April 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gravitas Education Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Gravitas Education Holdings Inc. (the “Company”) as of December 31, 2022, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity and cash flows for the year ended December 31, 2022, and the related notes and schedule (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2021 and 2020 consolidated financial statements to retrospectively present discontinued operations as described in Note 3. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2021 and 2020 consolidated financial statements of the Company other than with respect to such adjustments, accordingly, we do not express an opinion or any other form of assurance on the 2021 and 2020 consolidated financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment on goodwill

Critical Audit Matter Description

As described in Note 2 and Note 12 to the consolidated financial statements, for the year ended December 31, 2022, the Company recorded $19.2 million impairment loss to reduce the fair value of goodwill for the reporting unit of Global Eduhub Holding Limited. Goodwill is tested for impairment at least annually at the reporting unit level. The Company used a discounted cash flow methodology when determining the fair value of the reporting unit. The discounted cash flow analysis requires significant estimates, including projections of future operating results and cash flows of the reporting unit that are based on internal budgets and strategic plans, expected long-term growth rates, terminal values, weighted average cost of capital and the effects of external factors and market conditions. Changes in these assumptions could have a significant impact on either the fair value of the reporting unit, the amount of any goodwill impairment charge, or both, which could be material to the Company’s financial position and results of operations.

Performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the projected future cash flows and the selection of the discount rate required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists. We identified the goodwill impairment assessment as a critical audit matter.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the projected future cash flows and selection of the discount rate used by management to estimate the fair value of the reporting unit included the following, among others:

●	We made inquiries of management to understand significant assumptions used in the projected future cash flows, and we evaluated management’s ability to accurately project future cash flows by comparing actual results to management’s historical projections.

●	We evaluated the reasonableness of management’s projected future cash flows by comparing the projections to actual results, for respective net revenue, cost of revenues and other elements, which comprise projected future cash flows of the reporting unit.

●	We evaluated the reasonableness of management’s significant assumptions including but not limited to the revenue growth rate, which could have a significant impact on the fair value of the reporting unit, by comparing the revenue growth rates to expected market growth rate based on industry information.

●	With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology and selected discount rate by:

-

Examining whether the valuation methodology used, including the one to determine the discount rate was consistent with existing valuation practices that are both generally accepted in practice and recognized as appropriate in similar circumstances.

-	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.
-	Developing a range of independent estimates and comparing those to the discount rate selected by management.

Valuation of loan receivable and consideration receivable

Critical Audit Matter Description

As described in Note 2, Note 9, and Note 10 to the consolidated financial statements, the Company recorded $22.3 million of consideration receivables and $23.8 million of loan receivables from the divested former VIEs when the divestiture became effective on April 30, 2022. As of December 31, 2022, the Company recorded full allowance against both loan receivable and consideration receivable. The management used a discounted cash flow methodology when determining the carrying value of loan receivable and consideration receivable as of December 31, 2022. The discounted cash flow analysis requires significant estimates, including projections of future operating results and cash flows of each underlying debtor, discount rate, the effects of external factors and market conditions. Changes in these assumptions could have a significant impact on either the carrying value of the loan receivable and consideration receivable, the amount of any bad debt reserve charge, or both, which could be material to the Company’s financial position and results of operations.

There management’s estimate of the carrying value of the loan receivable and consideration receivable was complex and highly judgmental. Performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the future cash flows of each underlying debtor and the selection of the discount rate required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists. We identified the valuation of loan receivable and consideration receivable as a critical audit matter.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures related to the projected future cash flows and selection of the discount rate used by management to estimate the credit loss for loan receivable and consideration receivable from the divested former VIEs included the following, among others:

●	We made inquiries of management to understand significant assumptions used in the projected future cash flows, and we evaluated management’s ability to accurately project future cash flows by comparing actual results to historical operation data of underlying kindergartens.

●	We evaluated the reasonableness of management’s projected future cash flows by comparing the projections to historical operation results, for respective net revenues, cost of revenues and other elements, which comprise management’s projected future cash flows for underlying kindergartens.

●	We evaluated the reasonableness of management’s significant assumptions regarding the revenue growth rate, increase rate in student numbers, changes in average tuition fees, which could have a significant impact on the carrying value of loan receivable and consideration receivable, by performing site visit to the underlying kindergartens and comparing to market ratios.

●	With the assistance of our valuation specialists, we evaluated the reasonableness of the valuation methodology and selected discount rate by:

-

Examining whether the valuation methodology used, including the one to determine the discount rate was consistent with existing valuation practices that are both generally accepted in practice and recognized as appropriate in similar circumstances.

-	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.
-	Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (Such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

Beijing, PRC

April 28, 2023

To the shareholders and the Board of Directors

Gravitas Education Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively present the discontinued operations described in Note 3, the consolidated balance sheet of Gravitas Education Holdings, Inc. (formerly known as RYB Education, Inc.) and subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). The 2021 consolidated financial statements before the adjustments to retrospectively present the discontinued operations described in Note 3 to the consolidated financial statements are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively present the discontinued operations described in Note 3, present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively present discontinued operations as described in Note 3 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

/s/ Friedman LLP

We have served as the Company’s auditor from 2021 to 2022. In 2022 we became the predecessor auditor.

New York, New York

May 11, 2022

To the Shareholders and Board of Directors

Gravitas Education Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively present the discontinued operations described in Note 3, the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows of Gravitas Education Holdings, Inc. and subsidiaries (the Company) for the year ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). The 2020 consolidated financial statements before the effects of the adjustments described in Note 3 are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively present the discontinued operations described in Note 3, present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively present the discontinued operations described in Note 3 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

Beijing, China

May 14, 2021

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31
	2021	2022
ASSETS
Current assets
Cash and cash equivalents	33,322	31,168
Accounts receivable - third parties (net of allowance for doubtful accounts of $473 and $408 as of December 31, 2021 and 2022, respectively)	1,282	1,293
Accounts receivable - related parties (net of allowance for doubtful accounts of $nil and $nil as of December 31,2021 and 2022, respectively)	—	1,144
Inventories	6,130	4,958
Prepaid expenses and other current assets	2,405	2,682
Current assets of discontinued operations	39,113	—

Total current assets	82,252	41,245

Non-current assets
Property, plant and equipment, net	6,396	6,862
Goodwill	19,177	—
Intangible assets, net	11,099	6,291
Long-term investments	169	246
Deferred tax assets	7,662	5,538
Other non-current assets	4,188	3,238
Operating lease right-of-use assets	24,840	17,253
Non-current assets of discontinued operations	127,293	—

TOTAL ASSETS	283,076	80,673

LIABILITIES

Current liabilities
Prepayments from customers - third parties, current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $843 and $440 as of December 31, 2021 and 2022, respectively)	3,429	1,830
Prepayments from customers - related parties, current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $nil and $nil as of December 31, 2021 and 2022, respectively)	—	25
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $1,637 and $1,215 as of December 31, 2021 and 2022, respectively)	15,671	13,690
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Group of $nil and $nil as of December 31, 2021 and 2022, respectively)	1,465	6,277
Operating lease liabilities, current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $75 and $181 as of December 31, 2021 and 2022, respectively)	5,619	5,372
Deferred revenue, current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $20 and $nil as of December 31, 2021 and 2022, respectively)	7,454	5,039
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to the Group of $78,751 and $nil as of as of December 31, 2021 and 2022, respectively)	88,720	—
Total current liabilities	122,358	32,233
Non-current liabilities
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $nil and $200 as of December 31, 2021 and 2022, respectively)	921	871
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $nil and $nil as of December 31, 2021 and 2022, respectively)	999	737
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of $104 and $57 as of December 31, 2021 and 2022, respectively)	9,575	8,600
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to the Group of $nil and $nil as of December 31, 2021 and 2022, respectively)	1,755	959
Operating lease liabilities, non-current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $1,612 and $1,457 as of December 31, 2021 and 2022, respectively)	18,707	12,374
Non-current liabilities for discontinued operations (including non-current liabilities of discontinued operations of the consolidated VIEs without recourse to the Group of $46,924 and $nil as of December 31, 2021 and 2022, respectively)	49,605	—
TOTAL LIABILITIES	203,920	55,774

MEZZANINE EQUITY
Redeemable non-controlling interests	4,942	111

EQUITY
Ordinary shares (par value of $0.001 per share; 990,000,000 shares authorized; 29,213,801 shares issued and 28,035,934 shares outstanding as of December 31, 2021; 29,213,801 shares issued and 28,200,755 shares outstanding as of December 31, 2022)	29	29
Treasury stock	(8,667)	(7,445)
Additional paid-in capital	136,504	135,060
Statutory reserve	5,164	5,293
Accumulated other comprehensive income (loss)	257	(1,625)
Accumulated deficit	(65,559)	(107,059)
Total Gravitas Education Holdings, Inc. shareholders’ equity	67,728	24,253
Non-controlling interests	6,486	535
TOTAL EQUITY	74,214	24,788
TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL EQUITY	283,076	80,673

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Years ended December 31
	2020	2021	2022
Net revenues:
Services	35,784	43,996	44,818
Services - third parties	35,784	43,996	39,378
Services - related parties	—	—	5,440
Products	6,642	7,909	5,196
Products - third parties	6,642	7,909	4,281
Products - related parties	—	—	915

Total net revenues	42,426	51,905	50,014

Cost of revenues:
Services	39,831	45,731	42,428
Products	3,616	3,669	3,126

Total cost of revenues	43,447	49,400	45,554

Gross (loss) profit	(1,021)	2,505	4,460

Operating expenses:
Selling expenses	1,104	1,439	1,935
General and administrative expenses	17,426	18,491	14,500
Impairment loss on goodwill	8,454	—	19,156
Impairment loss on long-lived assets	1,720	—	3,505
Impairment loss on consideration receivables	—	—	22,107
Impairment loss on loan receivables	—	—	23,347

Total operating expenses	28,704	19,930	84,550

Operating (loss)	(29,725)	(17,425)	(80,090)

Interest income	257	75	49
Government subsidy income	3,614	1,438	1,682
Gain (loss) on disposal of subsidiaries	205	(812)	—
Impairment loss on long-term investments	(2,432)	—	—

Loss before income tax	(28,081)	(16,724)	(78,359)
Less: Income tax (benefits) expenses	(1,435)	2,846	829

Loss before loss from equity method investments	(26,646)	(19,570)	(79,188)
Loss from equity method investments, net of income tax	(183)	(7)	(8)
Net loss from continuing operations	(26,829)	(19,577)	(79,196)

Discontinued operations:
(Loss) income from the operations of the discontinued operations, net of income tax	(14,354)	23,106	2,776
Gain on the deconsolidation of the discontinued operations, net of income tax	—	—	30,537
Net (loss) income from discontinued operations	(14,354)	23,106	33,313

Net (loss) income	(41,183)	3,529	(45,883)
Net (loss) income from continuing operations attributable to non-controlling interest	(116)	344	(3,486)
Increase (decrease) in redeemable non-controlling interests from continuing operations	—	(3,450)	548
Net (loss) from discontinued operations attributable to non-controlling interest	(3,787)	(155)	(1,574)
Net loss attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from continuing operations	(26,713)	(16,471)	(76,258)
Net (loss) income attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from discontinued operations	(10,567)	23,261	34,887

Net (loss) income attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	(37,280)	6,790	(41,371)

Net (loss) per share
Net (loss) per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from continuing operations
Basic and Diluted	(0.95)	(0.58)	(2.70)

Net (loss) income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from discontinued operations
Basic and Diluted	(0.38)	0.82	1.24

Net (loss) income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc.
Basic and Diluted	(1.33)	0.24	(1.46)

Weighted average shares used in calculating net income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc.
Basic and diluted	28,122,851	28,208,734	28,291,887

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of U.S. dollars)

	Years ended December 31
	2020	2021	2022
Net (loss) income	(41,183)	3,529	(45,883)
Other comprehensive (loss) income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(1,036)	1,785	(2,234)

Total comprehensive (loss) income	(42,219)	5,314	(48,117)
Less: comprehensive loss attributable to non-controlling interests	(3,330)	(3,201)	(5,412)
Comprehensive (loss) income attributable to Gravitas Education Holdings, Inc.	(38,889)	8,515	(42,705)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share data)

	Gravitas Education Holdings, Inc. Shareholders
								Total Gravitas
						Accumulated		Education			Redeemable
	Number of			Additional		other		Holdings, Inc.	Non-		non-
	ordinary	Ordinary	Treasury	paid-in	Statutory	comprehensive	Accumulated	shareholders’	controlling	Total	controlling
	share	share	stock	capital	reserve	Income (loss)	deficit	equity	interest	equity	interests
Balance as of January 1, 2020	29,213,801	29	(12,000)	139,843	4,060	141	(33,965)	98,108	9,396	107,504	8,801
Net loss for the year	—	—	—	—	—	—	(37,280)	(37,280)	(4,915)	(42,195)	1,012
Settlement of vested shares using treasury shares	—	—	1,679	(1,679)	—	—	—	—	—	—	—
Provision of statutory reserve	—	—	—	—	592	—	(592)	—	—	—	—
Share-based payments	—	—	—	2,930	—	—	—	2,930	—	2,930	—
Foreign currency translation adjustment	—	—	—	—	—	(1,609)	—	(1,609)	398	(1,211)	175
Contribution by minority interest	—	—	—	—	—	—	—	—	760	760	—
Disposal of non-wholly subsidiaries	—	—	—	—	—	—	—	—	(109)	(109)	—

Balance as of December 31, 2020	29,213,801	29	(10,321)	141,094	4,652	(1,468)	(71,837)	62,149	5,530	67,679	9,988

Net income for the year	—	—	—	—	—	—	3,340	3,340	515	3,855	(326)
Settlement of vested shares using treasury shares	—	—	1,654	(1,654)	—	—	—	—	—	—	—
Provision of statutory reserve	—	—	—	—	512	—	(512)	—	—	—	—
Share-based payments	—	—	—	2,021	—	—	—	2,021	—	2,021	—
Adjustment of redeemable non-controlling interests	—	—	—	—	—	—	3,450	3,450	—	3,450	(3,450)
Acquisition on minority interest	—	—	—	(5,297)	—	—	—	(5,297)	(26)	(5,323)	(1,206)
Foreign currency translation adjustment	—	—	—	—	—	1,725	—	1,725	124	1,849	(64)
Contribution by minority interest	—	—	—	—	—	—	—	—	154	154	—
Disposal of non-wholly subsidiaries	—	—	—	(200)	—	—	—	(200)	(291)	(491)	—
Business acquisition	—	—	—	540	—	—	—	540	480	1,020	—

Balance as of December 31, 2021	29,213,801	29	(8,667)	136,504	5,164	257	(65,559)	67,728	6,486	74,214	4,942
Net loss for the year	—	—	—	—	—	—	(40,823)	(40,823)	(1,554)	(42,377)	(3,506)
Settlement of vested shares using treasury shares	—	—	1,222	(1,222)	—	—	—	—	—	—	—
Provision of statutory reserve	—	—	—	—	129	—	(129)	—	—	—	—
Share-based payments	—	—	—	937	—	—	—	937	—	937	—
Adjustment of redeemable non-controlling interests	—	—	—	—	—	—	(548)	(548)	—	(548)	548
Acquisition on minority interest	—	—	—	(1,159)	—	—	—	(1,159)	(1,033)	(2,192)	(721)
Foreign currency translation adjustment	—	—	—	—	—	(1,882)	—	(1,882)	(221)	(2,103)	(131)
Contribution by minority interest	—	—	—	—	—	—	—	—	—	—	(762)
Disposal of non-wholly subsidiaries	—	—	—	—	—	—	—	—	(3,143)	(3,143)	(259)

Balance as of December 31, 2022	29,213,801	29	(7,445)	135,060	5,293	(1,625)	(107,059)	24,253	535	24,788	111

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years ended December 31
	2020	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	(41,183)	3,529	(45,883)
Adjustments to reconcile net (loss) income to net cash (used in) generated from operating activities:
Depreciation of property, plant and equipment	9,239	10,555	4,216
Amortization of intangible assets	2,431	2,493	1,622
Reduction in the carrying amount of the right-of-use assets	15,634	14,188	4,479
Share-based compensation	2,930	2,021	937
Change in allowance for doubtful accounts receivable and other receivables	2,893	6	7
Change in allowance for loan receivables	1,464	(96)	23,377
Change in allowance for consideration receivables	—	—	22,107
Inventories write-down	199	166	79
Loss on disposal of property, plant and equipment	11	99	208
Loss from equity method investments	185	15	—
Impairment loss on long-term investments	2,432	—	—
Net gain on disposal of subsidiaries	(96)	(439)	—
Impairment loss on goodwill	8,454	4,559	19,156
Impairment loss on long-lived assets	2,148	—	3,505
Deferred tax benefit	(3,223)	(1,286)	1,084
Gain from Divestiture (see Note 3)	—	—	(36,270)

Changes in operating assets and liabilities, net of the effect of acquisition:
Accounts receivable	631	537	3
Accounts receivable - related party	—	—	(1,168)
Inventories	1,664	(325)	1,108
Prepaid expenses and other current assets	157	(743)	(1,208)
Other non-current assets	719	890	602
Prepayments from customers	(243)	(828)	(1,963)
Accrued expenses and other current liabilities	(1,708)	2,709	(8,212)
Operating lease liabilities	(14,289)	(12,181)	(4,661)
Income tax payable	3,663	2,296	4,338
Deferred revenue	(1,447)	(8,060)	14,436
Other non-current liabilities	809	(875)	—

Net cash (used in) generated from operating activities	(6,526)	19,230	1,899

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired	(417)	427	—
Collection of prepayment for investment	279	—	—
Investments in term deposits	—	(215)	(598)
Proceeds from maturity of term deposits	1,005	—	—
Proceeds from disposal of subsidiaries	374	1,008	—
Purchase of long-term investments	(22)	—	(113)
Purchase of property, plant and equipment	(3,975)	(7,019)	(4,067)
Proceeds from disposal of property, plant and equipment	554	—	—
Purchase of intangible assets	—	—	(7)
Loans to third parties	—	(197)	(30)
Cash out from disposal of business	—	(834)	(29,827)
Loan to an investee	(536)	—	—
Collection of loans to third parties	153	401	—

Net cash used in investing activities	(2,585)	(6,429)	(34,642)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution from non-controlling interests	760	165	—
Acquisition of additional equity interest from non-controlling shareholders	—	(1,555)	(1,938)
Amount due to related parties	—	—	—
Repayment of advances from an investee	(124)	—	—
Payment made in connection with repurchase of shares	—	—	(762)
Repayment of long-term debt	(80)	(7)	—

Net cash generated from (used in) financing activities	556	(1,397)	(2,700)

Exchange rate effect on cash and cash equivalents, and restricted cash	(6,302)	271	355

Net (decrease) increase in cash and cash equivalents, and restricted cash	(14,857)	11,675	(35,088)
Cash and cash equivalents, and restricted cash at beginning of the year	69,438	54,581	66,256

Cash and cash equivalents, and restricted cash at end of the year	54,581	66,256	31,168
Less: Cash restricted cash and cash equivalents of discontinued operations	20,616	32,934	—
Cash and cash equivalents at the end of the year from continuing operationse	33,965	33,322	31,168

Supplemental schedule of cash flow information
income tax paid	(921)	(3,085)	(440)
Supplemental schedule of non-cash activities
Acquisition of property, plant and equipment through payable	1,042	—	—
Payable for investment and business acquisition	613	550	1,569

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION

Top Margin Limited was incorporated under the laws of the Cayman Islands on January 11, 2007. In June 2017, Top Margin Limited changed the corporate name into RYB Education, Inc. In May 2022, RYB Education, Inc. changed the corporate name into Gravitas Education Holdings, Inc. (the “Company”). The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’ subsidiaries and kindergartens (collectively the “Group”) are primarily engaged in providing kindergarten educational services, play-and-learn center services, student care services, kindergarten operation solutions, training and other advisory services and sale of educational merchandise in the People’s Republic of China (“PRC”) and in Singapore before April 30, 2022.

To better adapt to the evolving trends of the education sector in mainland China, in March 2022, the wholly-owned subsidiaries of the Group, Beijing Qijin Technology Group Co., Ltd. (“Beijing Qijin”, formerly known as “Beijing RYB Technology Development Co., Ltd” or “RYB Technology”) and Qiyuan Education Technology (Tianjin) Co., Ltd (“TJ Qiyuan”) entered into termination agreements with certain variable interest entities, Beijing RYB Children Education Technology Development Co., Ltd. (“Beijing RYB”) and Beiyao Technology Development Co., Ltd. (“Beiyao”) . By entering into those termination agreements, the Company will no longer be the primary beneficiary of its directly operated kindergarten business in China (the “Divestiture”) from April 30, 2022 (“the date of the Divestiture”). The Divestiture aimed to fully address compliance requirements with regard to relevant laws and regulations including the Reformed Opinions and the Implementation Rules, as well as commercial objectives to transform and elevate our service offering.

After April 30, 2022, the remaining businesses of the Group are mainly engaged in the provision of kindergarten operation solutions to the divested kindergartens in PRC, play-and-learn center services in PRC, and kindergarten educational services and student care services in Singapore.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION - continued

As of December 31, 2022, details of the Company’s subsidiaries, its VIE and VIE’s major subsidiaries were as follows:

	Date of		Percentage of
	establishment	Place of	legal ownership
Name	or acquisition	establishment	by the Company	Principal activities
Major subsidiaries:
Beijing Qijin Technology Group Co., Ltd. (“Beijing Qijin”)	December 24, 2007	Mainland China	100%	Investment holding and provision of educational services
Qiyuan Education Technology (Tianjin) Co., Ltd (“TJ Qiyuan”)	May 18, 2018	Mainland China	100%	Investment holding and provision of educational services
Beijing Beilin International Education Co., Ltd. (“BJ Beilin”)	September 28, 2018	Mainland China	100%	Investment holding and provision of educational services
Precious Companion Group Limited	August 4, 2018	Hong Kong	100%	Investment holding and provision of educational services
Digital Knowledge World Co., Ltd.	September 1, 2018	Cayman Islands	100%	Investment holding and provision of educational services
Digital Education Co., Ltd.	September 1, 2018	Hong Kong	100%	Investment holding and provision of educational services
Beilin International Education Limited	September 1, 2018	Hong Kong	100%	Investment holding and provision of educational services
Global Eduhub Pte Ltd.	April 1, 2019	Singapore	85%	Investment holding and provision of educational services
Global Edu (SG) Holding Pte Ltd	April 1, 2019	Singapore	85%	Investment holding and provision of educational services
Global Eduhub Holding Limited	April 1, 2019	Hong Kong	85%	Investment holding and provision of educational services
Shenzhen RYB Children Education Technology Development Co., Ltd.	June 20, 2007	Mainland China	100%	Sale of educational merchandise, play-and-learn center services provision of educational services
Beijing Youer Lezhi Technology Development Co., Ltd.	April 2, 2014	Mainland China	100%	Sale of educational merchandise, and provision of educational services
Shanghai Geleli Technology Development Co.,	June 4, 2019	Mainland China	51%	Sale of educational merchandise and provision of educational services
NASCANS Pte. Ltd.	April 1, 2019	Singapore	85%	Provision of educational services
Mulberry Learning Centre International Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Mulberry Learning Centre @ Tanjong Pagar Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Alphabet Playhouse Childcare and Learning Centre Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Alphabet Playhouse @ East Coast Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Mulberry Learning Centre Alexandra Pte Ltd	November 1, 2019	Singapore	85%	Kindergarten services
Little Greenhouse @ Bukit Batok Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Little Greenhouse @ Sengkang Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Little Greenhouse @ S540 Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Little Greenhouse Childcare & Development Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Allegiance (Edu) Ptd Ltd	April 1, 2020	Singapore	85%	Kindergarten services
Little Greenhouse @ S553 Pte Ltd	April 1, 2019	Singapore	85%	Kindergarten services
Variable interest entitiy:
Zhudou Investment (Beijing) Ltd.(“Zhudou Investment”)	July 3, 2001	Mainland China	Consolidated VIE	Investment holding and provision of educational services
Beijing Ailuo Education Technology co., ltd	July 10, 2014	Mainland China	Consolidated VIE	Sale of educational merchandise
Beijing Qingtian Youpin Electronic Commerce Co., Ltd..	June 8, 2015	Mainland China	Consolidated VIE	Sale of educational merchandise
Beijing Aizhudou Culture Development Co., Ltd.	February 8, 2012	Mainland China	Consolidated VIE	Sale of educational merchandise
Kuaileshuo (Beijing) Education Technology Co., Ltd.	January 4, 2019	Mainland China	Consolidated VIE	Sale of educational merchandise

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements

Former VIEs

Prior to the effectiveness of the Divestiture, the laws and regulations of mainland China restrict foreign ownership and investment in the education industry at the kindergarten level. As the Company is deemed a foreign legal person under the laws of mainland China, accordingly the Company’s subsidiary is not eligible to engage in the provision of kindergarten services. To comply with these foreign ownership restrictions, the Company operates substantially all of its education services through VIEs and the VIEs’ subsidiaries and kindergartens in the PRC. The VIEs and their subsidiaries and kindergartens hold leases and other assets necessary to provide education services and generate revenues.

On July 3, 2008, Beijing Qijin, a wholly-owned subsidiary of the Group, entered into a series of contractual arrangements with Beijing RYB, and the shareholders of Beijing RYB, through which the Company obtained the power to direct the activities that most significantly affects the economic performance of Beijing RYB and receive the economic benefits that could be significant to Beijing RYB, and became the primary beneficiary of Beijing RYB. The contractual arrangements were modified on September 19, 2011 and November 4, 2015 when there were changes in the shareholders in Beijing RYB.

On June 15, 2018, TJ Qiyuan, a wholly-owned subsidiary of the Group, entered into a series of contractual arrangements with Beijing Beiyao Technology Development Ltd. (“Beiyao”) and the shareholders of Beiyao, through which the Company obtained the power to direct the activities that most significantly affects the economic performance of Beiyao and receive the economic benefits that could be significant to Beiyao, and became the primary beneficiary of Beiyao.

In September 2018, the Group acquired Beijing Beilin International Education Co., Ltd. (“BJ Beilin”) and Beijing Haidian District Bozhi Training School (“Bozhi”) through the acquisition of Digital Knowledge World Co., Ltd. On September 28, 2018, BJ Beilin, a wholly-owned subsidiary of the Group, entered into a series of contractual arrangements with Bozhi, and the shareholders of Bozhi, through which the Company obtained the power to direct the activities that most significantly affects the economic performance of Bozhi and receive the economic benefits that could be significant to Bozhi, and became the primary beneficiary of Bozhi. The terms of these contractual agreements of Beiyao and Bozhi are substantially similar to the agreements of Beijing RYB, except that the agreements of Bozhi will remain effective for twenty years, when contract duration is applicable.

The above VIE agreements were terminated on April 30, 2022 as a result of the Divestiture. The above mentioned VIE entities collectively were referred to as “the Former VIEs”.

New VIE

Pursuant to the laws and regulations of mainland China, Internet Content Services (“ICP”) license can only be held by companies with an ultimate capital contribution percentage by foreign investor(s) not exceed 50%. To comply with this foreign ownership restrictions, On April 30, 2022, TJ Qiyuan entered into a series of contractual arrangements with Zhudou Investment (Beijing) Ltd. (“Zhudou Investment”, or “the New VIE”), and the shareholders of Zhudou Investment, through which the Company obtained the power to direct the activities that most significantly affects the economic performance of Zhudou Investment and receive the economic benefits that could be significant to Zhudou Investment, and became the primary beneficiary of Zhudou Investment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

New VIE - continued

●	Agreements through which the Group receives economic benefits of the New VIE:

Exclusive Consultation and Service Agreement

Pursuant to the exclusive consultation and service agreement among TJ Qiyuan, Zhudou Investment, the subsidiaries of Zhudou Investment, and the shareholders of Zhudou Investment, TJ Qiyuan or its designated person has the exclusive right to provide Zhudou Investment with exclusive technology and business support, business management consulting, intellectual property licensing, and other services. Without TJ Qiyuan’s prior written consent, Zhudou Investment may not accept any services subject to this agreement from any third party. The service fee to be charged to Zhudou Investment under this agreement equal to total revenue deducting the relevant costs, fees, tax expenses and reserved funds as required by applicable laws and regulations of mainland China, and shall be determined by considering, among other things, the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. TJ Qiyuan will have the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. Zhudou Investment also granted TJ Qiyuan an irrevocable and exclusive right to purchase part or all of Zhudou Investment’s assets at the lowest price permitted by the laws of mainland China. To guarantee Zhudou Investment’s performance of this agreement, upon request from TJ Qiyuan, Zhudou Investment shall pledge or mortgage part or all of its accounts receivable and part or all of its assets to TJ Qiyuan. Unless TJ Qiyuan terminates this agreement in advance, this agreement will remain effective during the term of operation of each of the parties to the agreement. Zhudou Investment and those shareholders have no right to terminate this agreement unilaterally.

●	Agreements that provide the Company the power to direct the activities of the New VIE:

Business Operation Agreement

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

Power of Attorney

Pursuant to the power of attorney, each of the shareholders of Zhudou Investment has signed power of attorney to TJ Qiyuan to irrevocably authorize TJ Qiyuan or any person(s) designated by TJ Qiyuan to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Zhudou Investment, including, but not limited to, the right to convene shareholders’ meetings, vote and sign any resolution as a shareholder, appoint directors, supervisors and officers, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney will remain in force for long term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

New VIE - continued

●	Agreements that provide the Company the power to direct the activities of the New VIE: - continued

Spousal Consent

Pursuant to the spousal consent, spouses of the shareholders of Zhudou Investment, who collectively holds 100% equity interest, have each signed a spousal consent letter. Under the spousal consent letters, each signing spouse acknowledges the entry into of the contractual arrangements of new VIE by the shareholders of Zhudou Investment , respectively; also, undertakes that he or she shall not take any actions that are in conflict with the purpose and intention of the contractual arrangements of new VIE, including asserting that any equity interests held by the shareholders of Zhudou Investment, respectively, fall within the scope of their communal properties. Each signing spouse confirms that his or her authorization or consent is not required for the implementation of the contractual arrangements of the new VIE, any amendments thereto or the termination thereof.

Equity Pledge Agreement

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

Exclusive Option Agreement

Pursuant to the exclusive option agreement among TJ Qiyuan, Zhudou Investment and the shareholders of Zhudou Investment, those shareholders irrevocably granted TJ Qiyuan or any third party designated by TJ Qiyuan an exclusive option to purchase all or part of their equity interests in Zhudou Investment at the lowest price permitted by applicable laws of mainland China. Those shareholders further undertake that they will neither create any pledge or encumbrance on their equity interests in Zhudou Investment, nor transfer, gift or otherwise dispose of their equity interests in Zhudou Investment to any person other than TJ Qiyuan or its designated third party. Without TJ Qiyuan’s prior written consent, those shareholders agree not to, among other things, transfer or in any other way to dispose any assets of Zhudou Investment, terminate any material agreement to which Zhudou Investment is a party, permit Zhudou Investment to enter into transactions which materially and adversely affect Zhudou Investment’s assets, financial status. This agreement will remain effective unless TJ Qiyuan or its designated third party exercises the option and has acquired all of the equity interests in and/or the relevant assets of Zhudou Investment, or all parties to this agreement have executed a written agreement to terminate this agreement, whichever is earlier.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

New VIE - continued

As a result of these contractual arrangements, TJ Qiyuan (1) has the power to direct the activities that most significantly affected the economic performance of Zhudou Investment, and (2) has the right to receive the economic benefits of Zhudou Investment. In making the conclusion that the TJ Qiyuan, a wholly owned subsidiary of the Group, is the primary beneficiary of Zhudou Investment, the Company believes the Company’s rights under the terms of the exclusive option agreement has provided it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreement are valid, binding and enforceable under mainland China laws and regulations currently in effect. The Company also believes that the minimum amount of consideration permitted by the applicable mainland China law to exercise the option has not represented a financial barrier or disincentive for the Company to currently exercise its rights under the exclusive option agreement. In addition, the articles of association of Zhudou Investment provided that the shareholders of Zhudou Investment have the power to, in a shareholders’ meeting: (i) approve the operating strategy and investment plan; (ii) elect the members of board of directors and approve their compensation; and (iii) review and approve the annual budget and earnings distribution plan.

Consequently, the Company’s rights under the business operation agreement and powers of attorney have reinforced the Company’s abilities to direct the activities most significantly impacting Zhudou Investment’s economic performance. The Company also believes that this ability to exercise control ensured that Zhudou Investment would continue to execute service agreements and pay service fees to the Company. By charging service fees, and by ensuring that service agreements were executed indefinitely, the Company has the rights to receive substantially all of the economic benefits from Zhudou Investment.

Risks in relation to VIE structure

Prior to the effective of the Divestiture, during the years ended December 31, 2020 and 2021, and four months ended April 30, 2022 before the Group lost control over the Former VIEs as a result of deconsolidation, the Group believes that the contractual arrangements with the Former VIEs were in compliance with the mainland China law and regulations and were legally enforceable.

Subsequent to the Divestiture became effective on April 30, 2022, except for termination on the Former VIEs, the Group believes that the contractual arrangements of the New VIE continue to be legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

Risks in relation to VIE structure - continued

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

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate the Former VIEs and their subsidiaries and kindergartens and the New VIE in the consolidated financial statements as the Group may lose the ability to obtain the power to direct the Former VIEs and the New VIE, and their shareholders, and the Group may lose the ability to receive economic benefits from the Former VIEs and the New VIE.

The following financial information of the Company’s consolidated VIE after the elimination of inter-company transactions for the three years ended December 31, 2022 and balances as of December 31, 2021 and 2022, was included in the accompanying consolidated financial statements, respectively:

	As of December 31,
	2021	2022
Cash and cash equivalents	32,964	974
Prepaid expenses and other current assets	8,219	119
Total current assets	47,171	1,624
Total assets	171,872	4,417
Total current liabilities	98,706	5,540
Total liabilities	165,956	7,254

As of December 31, 2021 and 2022, the consolidated VIE accounted for an aggregate of 61% and 5%, respectively, of the Group’s consolidated total assets, and 81% and 13% respectively of the Group’s consolidated total liabilities.

	For the years ended December 31,
	2020	2021	2022
Net revenues from continuing operations of the VIE	1,462	2,398	6,441
Net revenues from discontinued operations of the VIEs	78,645	139,607	36,589
Net (loss) income from continuing operations of the VIE	(1,095)	(920)	2,626
Net (loss) income from discontinued operations of the VIEs	(33,843)	10,259	2,776

Net cash (used in) provided by operating activities	(12,007)	14,041	715
Net cash (used in) provided by investing activities	(2,368)	(3,135)	(31,352)
Net cash provided by (used in) financing activities	460	(820)	(534)
Effects of exchange rate changes	(1,395)	1,632	(1,811)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

1.           ORGANIZATION AND BASIS OF PRESENTATION - continued

The VIE arrangements - continued

There are no consolidated VIE’ assets that are collateral for the VIE’ obligations and which can only be used to settle the VIE’ obligations. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

2.           SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

As a result of the Divestiture discussed in Note 1, the Group has considered that it lost control over the Former VIEs providing kindergartens service in China by April 30, 2022, and therefore deconsolidated the Former VIEs on April 30, 2022. The Divestiture represented a strategic shift that has a major effect on the Company’s operations and financial results. As a result, the divested business has been reclassified as discontinued operations. For the periods presented, the assets and liabilities of the discontinued operations are presented separately on the consolidated balance sheets as of December 31, 2021, and the results of the discontinued operations, less income tax, are reported as (loss) income from discontinued operations, on the consolidated statements of operation and comprehensive (loss) income for the three years ended December 31, 2020, 2021 and 2022, and corresponding notes previously reported have been revised to conform to the current presentation accordingly. See Note 3 - Discontinued Operation.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, consolidation of the new VIE, purchase price allocation relating to business acquisitions, allowance for doubtful accounts, allowance for consideration receivable and loan receivable, valuation allowance for deferred tax assets, useful lives of property, plant and equipment and intangible assets, impairment of long-lived assets, goodwill and long term investments, and incremental borrowing rate for leases. Actual results could materially differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its new VIE and the new VIE’ subsidiaries. All profits, transactions and balances among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries and kindergartens have been eliminated upon consolidation, except for the intercompany transactions between continuing operations and discontinued operations before the disposal of the discontinued operations, which are considered to continue after the disposal of the discontinued operations are presented separately in continuing operations and discontinued operations in a way that reflects the continuance of those transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Deconsolidation

Upon the occurrence of certain events and on a regular basis, the Group evaluates whether it no longer has a controlling interest in its subsidiaries, as well as consolidated variable interest entities. If the Company determines it no longer has a controlling interest, the subsidiary or VIE is deconsolidated. The Company records a gain or loss on deconsolidation based on the difference on the deconsolidation date between (i) the aggregate of (a) the fair value of any consideration received or to be received (b) the fair value of any retained non-controlling investment in the former subsidiary and (c) the carrying amount of any non-controlling interest in the subsidiary being deconsolidated less (ii) the carving amount of the former subsidiaries’ assets and liabilities.

The Company assesses whether a deconsolidation is required to be presented as discontinued operations in its consolidated financial statements on the deconsolidation date. This assessment is based on whether or not the deconsolidation represents a strategic shift that has or will have a major effect on the Company’s operations or financial results. If the Company determines that a deconsolidation requires presentation as a discontinued operation on the deconsolidation date, or at any point during the one-year period following such date it will present the former subsidiary and consolidated VIE as a discontinued operation in current and comparative period financial statements.

Foreign currency translation

The Company’s functional currency is the United States dollar. The functional currency of the Company’s subsidiaries, the new VIE and the new VIE’s subsidiaries and kindergartens in the PRC is the Chinese Renminbi (“RMB”). The functional currency of the Company’s subsidiaries in Singapore is the Singapore dollar (“SGD$”).

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income in the consolidated statements of changes in shareholders’ equity and consolidated statements of comprehensive (loss) income.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and highly liquid investments which are unrestricted as to withdrawal or use, with an original maturity of three months or less and are readily convertible to known amount of cash.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Fair value measurements

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, other receivables, current and non-current loan receivables, consideration receivables, amounts due from related parties, available-for-sale securities and amount due to related parties. The carrying amounts of cash and cash equivalents, accounts receivable, other receivable, current loan receivables, amounts due from related parties, and amount due to related parties approximate their fair values due to the short-term maturities of these instruments. Available-for-sale securities are carried at fair value. The carrying amount of non-current loan receivables approximates fair value as its interest rates are at the same level of current market yield for comparable loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

For the impairment of the financial instruments other than accounts receivable, consideration receivable and loan receivables, the Group has identified the relevant risk characteristics which include size and nature or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. When specific debtors are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately.

Allowance for doubtful accounts

On January 1, 2020, the Group adopted ASC 326 Financial Instruments – Credit Losses (“ASC 326”) using the modified retrospective approach through a cumulative-effect adjustment to accumulated deficit. Upon adoption, the Group changed its impairment model to utilize a current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including accounts receivable, loans receivables and consideration receivable. The Group recorded an increase to opening accumulated deficit of $412 as of January 1, 2020 due to the cumulative impact of adopting ASC 326.

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

Loan receivables and consideration receivable

Loan receivables are recorded at unpaid principal balances, net of unearned interest income.

On January 1, 2020, upon adoption of ASC 326 starting from January 1, 2020, the Group establishes current expected credit losses model for loan receivables. The Group calculates the allowance on loan receivables by using a loss-rate approach whereby the loss-rate is determined based on historical collection experience, current economic conditions, supportable forecasts of future economic conditions, possibility of default, and any recoveries in assessing the lifetime expected credit losses.

For the allowance of the consideration receivable and loan receivables (see Note 9&10), the Group used discounted cash flow method to determine the credit loss. As a result, for the years ended December 31, 2022, the Group recorded $22,107 allowance of consideration receivable, and for the years ended December 31, 2020, 2021 and 2022, the Group recorded $1,464, $1,441 and $23,377 allowance for loan receivables respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

Leases

The Group applies Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) when accounting for leases.

The Group has lease contracts for offices, kindergartens, play-and-learn centers and student care centers in different cities in the PRC and Singapore under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurred under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with lease term less than one year (short-term leases), the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

In April 2020, the FASB issued guidance for lease concessions provided to lessees in response to the effects of COVID-19. Such guidance allows lessees to make an election not to evaluate whether a lease concession provided by a lessor should be accounted for as a lease modification, in the event the concession does not result in a substantial increase in the rights of the lessor or the obligations of the lessee. Such concessions would be recorded as negative lease expense in the period of relief. The Group has elected to apply the practical expedient. See Note 17.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets with definite lives

Long-lived assets, including property, plant and equipment, operating lease right-of-use assets, intangible assets with definite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets or assets group to the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets or assets group, the Group would recognize an impairment loss based on the fair value of the assets or assets group. The Group recorded impairment loss on property, plant, and equipment and operating lease right-of-use assets of $428, $nil and $nil during the years ended December 31,2020, 2021 and 2022, of which $428, $nil and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively. The Group recorded impairment losses on intangible assets with definite lives of $1,720, $nil and $1,365 during the years ended December 31, 2020, 2021 and 2022, respectively, of which $nil, $nil and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of goodwill and indefinite-lived intangible assets - continued

The Group recorded impairment losses on goodwill of $8,454, $4,599 and $19,156 during the years ended December 31, 2020, 2021 and 2022, respectively, of which $nil , $4,599 and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively. The Group recorded impairment losses on the indefinite-lived intangible assets of $nil, $nil and $2,140 during the years ended December 31, 2020, 2021 and 2022, respectively, of which $nil, $nil and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group estimates the fair value of the investee company using discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. The Group recorded $1,819, $nil and $nil of impairment losses on its equity method investments during the years ended December 31, 2020, 2021 and 2022, respectively, of which $nil, $nil and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The Group reviews Its investment in available-for-sale securities, for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. When assessing investments for other-than-temporary declines in value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment, in determining if impairment is needed. The Group recorded $613, $nil and $nil of impairment losses on its available-for-sale securities during the years ended December 31, 2020, 2021 and 2022, respectively, of which $nil, $nil and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

The transaction prices for kindergarten services, play-and-learn centers services and student care services are determined by the contract amount net of refund. For the kindergarten program, the students can claim certain amount of the tuition refund, upon withdrawal, if more than a certain number of classes are missed. For the play-and-learn program, students are entitled to refund, upon withdrawal, for unused portion of the prepaid course fees. For the student care services, the students can claim refund, upon withdrawal, if classes are missed due to illness. The refund amount is subject to the refund policy at each facility and the timing of the student’s withdrawal. No refund is provided for kindergarten and student care services provided in Singapore.

Revenues for the kindergarten services and student care center services are recognized on a straight line basis over the service period. Revenues for the play-and-learn centers services are recognized ratably over the consumed course of the programs.

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

Initial franchising fees represent provision of initial set-up services which are typically received upfront and recorded as prepayment from customers. The set-up period usually begins with the site renovation or training services, whichever is earlier, to the time point when kindergartens or play-and-learn centers commence operations, which is approximately 7 or 8 months. Initial franchising fees are recognized over time throughout the set-up period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

(iii)   Sales of educational merchandise

The Group’s educational merchandise consists of educational toys, teaching aids, textbooks and other goods. The Group considers both franchisees and end-users as its customers. Prepayments for sales of educational merchandise are recognized as prepayments from customers. Sales of educational merchandise is accounted for as a single performance obligation, and recognized at the point of time when the control of promised goods is transferred to the customers.

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

(vi) Teaching and management services

In March 2022, certain subsidiaries of the Company, entered into a series of service agreements with a term of 15 years with the former VIEs, including Beijing RYB, at arm’s length terms under which the subsidiaries continuingly provide brand royalty, training, IT management system, recruitment, and curriculum design services to the former VIEs and the kindergartens operated by them. The Group identified the service in each service agreement as a single performance obligation. Revenues generated from use of brand royalty, training service, IT management system and curriculum design services are recognized over time throughout the contract terms, and revenue from recruitment service is recognized at point of time when service is provided.

Disaggregation of revenue

The following table presents the Group’s revenues from continuing operations disaggregated by revenue sources.

	Years ended December 31,
	2020	2021	2022
Net revenues:
PRC teaching and management services	—	—	5,440
PRC play-and-learn centers	12,215	13,254	7,918
Singapore kindergartens, student care centers and others	25,964	31,007	30,752
Others	4,247	7,644	5,904

Total net revenues	42,426	51,905	50,014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

The following table presents the Group’s revenues from continuing operations disaggregated by revenue types.

	Years ended December 31,
	2020	2021	2022
Services:

Tuition fees from kindergartens, play-and-learn centers and student care centers	26,160	32,387	31,292
Franchise fees	8,256	8,612	7,111
Teaching and management services	—	—	5,440
Training and other services	1,115	2,817	919
Royalty fees	253	180	56
	35,784	43,996	44,818
Products:
Sale of educational merchandise	6,642	7,909	5,196
Total net revenues	42,426	51,905	50,014

The following table presents the Group’s revenues from continuing operations recognized over time or point in time.

	Years ended December 31,
	2020	2021	2022
Recognized over time	34,669	41,179	43,472
Recognized point in time	7,757	10,726	6,542
Total net revenues	42,426	51,905	50,014

Contract liabilities

The Group’s contract liabilities consists of prepayments from customers and deferred revenue, primarily relate to the advance consideration received from customers, which include tuition fees received from customers, initial franchise fees and annual franchise fees received from franchisees, advance consideration of educational merchandise received from customers, and royalty fees received from other business partners. The amount from customers before provision of service is recognized as prepayments The prepayments from customers and deferred revenue are recognized as revenue once the criteria for revenue recognition are met.

The table below reflects the Group’s contract liabilities:

	As of December 31,
	2021	2022
Prepayments from customers, current portion	3,429	1,830
Prepayments from customers - related parties, current portion	—	25
Prepayments from customers, non-current portion	921	871
Deferred revenue, current portion	7,454	5,039
Deferred revenue, non-current portion	999	737

The Group recognized $7,132 and $7,044 in revenue from continuing operations for the years ended December 31, 2021 and December 31, 2022, respectively, which related to contract liabilities that existed at December 31, 2020 and 2021, respectively. The balances as of December 31, 2021 and 2022 are expected to be recognized as revenue within one to two years.

There was no contract asset recorded as of December 31, 2021 and 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Value added taxes

Pursuant to the PRC tax laws, since April 1, 2019, the VAT rate decreased to 13% of the gross sales for general VAT payer. Therefore, VAT is calculated at 13% on the sales of educational merchandise and paid after deducting input VAT on purchases since April 1, 2019.

Tuition fees generated from kindergarten services in the PRC are qualified for VAT exemption pursuant to a circular jointly released by the Ministry of Finance and Finance and State Administration of Taxation. Revenue generated from other services in the PRC, namely play-and-learn center services, franchise fees, royalty fees, and training services, is reported net of VAT, at a rate of 6%, collected on behalf of PRC tax authorities, except for entities who are designated as a small scale VAT payers. Small scale VAT payer is subject to VAT at a rate of 3% on play-and-learn center services and training services, which was reduced to 1% from March 1, 2020 to March 31, 2022, and was exempt from April 1, 2022 to December 31, 2022, due to the pandemic of COVID-19.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

For the years ended December 31, 2020, 2021 and 2022, $3,614 $1,438 and $1,682 were recognized as government subsidy income from continuing operations, respectively; $nil, $nil and $nil were recognized as reduction of cost of revenues from continuing operations, respectively.

Net (loss) income per share

Basic net (loss) income per share is computed by dividing net loss or income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. The share options exercisable for little to no consideration are considered as issuable ordinary shares, and therefore included in basic shares outstanding. Diluted net (loss) income per share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of outstanding share-based awards is reflected in the diluted net (loss) income per share by application of the treasury stock method.

Comprehensive (loss) income

Comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive (loss) income. The Group presents the components of net (loss) income, the components of other comprehensive (loss) income and total comprehensive (loss) income in two separate but consecutive statements.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies.  The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group for continuing operations included aggregate amounts of $2,818 and $6,982 which were denominated in RMB, at December 31, 2021 and 2022, respectively, representing 8% and 22% of the cash and cash equivalents at December 31, 2021 and 2022, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties – continued

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, loan receivables, consideration receivable, and prepaid expenses and other current assets. As of December 31, 2022, all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC, the United States of America and Singapore. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC and Singapore. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Concentration of customers

The following customer accounts for 10% or more of revenue from continuing operations for the years ended 2022:

Years ended December 31,
2022

The Former VIEs	6,355

6,355

The following customer accounted for 10% or more of the Group’s accounts receivable as of December 31 2022:

As of December 31,
2022

The Former VIEs	1,144

1,144

Recent accounting pronouncements not yet adopted

In August 2020, the FASB issued ASU No.2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity(Subtopic 815-40):Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity(ASU 2020-06),which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments are effective for fiscal years beginning after December 15 2021, including interim periods within those fiscal years, with early adoption permitted. The Group adopted ASU 2020-06 on January 1, 2022, and the adoption had no material impact on the Group’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In May 2021 the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718). and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40)to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity -classified written call options (for example warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December15, 2022, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on our consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.            DISCONTINUED OPERATION

As refer to Note 1, in connection with the deconsolidation of the Former VIEs, the Group evaluated and concluded that the Divestiture should be accounted as discontinued operations during the year ended December 31, 2022.

The Divestiture represented a strategic shift that has a major effect on the Company’s operations and financial results, the business operated by the Divestiture part has been reclassified as discontinued operations. For all periods presented, the assets and liabilities of the discontinued operations are presented separately on the consolidated balance sheets, and the results of the discontinued operations, less income taxes, are reported as a separate component of income, which is income from discontinued operations, on the consolidated statements of operation and comprehensive (loss) income. There were intercompany transactions between continuing operations and discontinued operations that were eliminated in consolidation before the Divestiture. There were no such intercompany transactions after the Divestiture. As such the Group did not gross up those sales and costs or expenses in continuing operations and discontinued operations for periods before the Divestiture.

Pursuant to the VIE termination of agreements by and among Beijing Qijin, TJ Qiyuan, Beijing RYB, Beiyao and their shareholders in relation to the Divestiture (Note 1), the Former VIEs and their 90 directly operated kindergartens in China have been divested. As the consideration for the termination of VIE agreements, an aggregate amount of RMB158.5 million (equivalent to $24,000) would be paid in three yearly installments to Beijing Qijin and TJ Qiyuan commencing on April, 30, 2023 (Note 9).

At the same time, to ensure ongoing stability and sustained provision of quality kindergarten education, the subsidiaries of the Company have entered into a series of service agreements with a term of 15 years to provide brand royalty, training, management IT system, recruitment, and curriculum design services (“teaching and management services”) to the Former VIEs and their subsidiaries (Note 24). After the Divestiture, cash inflow from the Former VIEs to the Group to pay for the teaching and management services is $4,592, and cash outflow from the Group to the Former VIEs is $nil during the year ended December 31, 2022. There was no revenues or expenses presented in continuing operations after the Divestiture, that before the Divestiture were eliminated in consolidated financial statements as intra-entity transactions.

As part of the Divestiture, Beijing Qijin has entered into a loan agreement with amount of RMB158.6 million (equivalent to $23,982) with Beijing RYB and Beiyao to reflect the net balance of historical inter-company lending and borrowing as of the date of the Divestiture (Note 10).

In connection with the Divestiture, on April 30, 2022, the Company recorded one-off gain of $36,270 on deconsolidation of discontinued operations, net of tax of $5,733 as part of income from discontinued operations for the year ended December 31, 2022 in the consolidated statements of operation.

The Company calculated a gain on deconsolidation of the Former VIEs and their subsidiaries and kindergarten associated with the Divestiture as follows:

As of April 30,
2022
Fair value of consideration receivable	21,155
Less: net liabilities of divested entities	(11,713)
Add: carrying amount of non-controlling interest	3,402
Gain on the deconsolidation of discontinued operations	36,270

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.            DISCONTINUED OPERATION - continued

Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operations in the consolidated balance sheets as of December 31, 2021 is as follow.

As of December 31,
2021
ASSETS

Current assets
Cash and cash equivalents	31,941
Term deposits	215
Account receivable	18
Prepaid expenses and other current assets	6,939
Total current assets	39,113

Non-current assets
Restricted cash	993
Property and equipment, net	32,983
Goodwill	22,925
Intangible assets, net	1,638
Deferred tax assets	15,141
Other non-current assets	4,480
Operating lease right-of-use assets	49,133

TOTAL ASSETS	166,406

LIABILITIES

Current liabilities

Prepayments from customers, current portion	1,490
Accrued expenses and other current payables	39,971
Income tax payable	19,423
Amount due to continuing operation	30,392
Operating lease liabilities, current portion	8,271
Deferred revenue, current portion	19,565

Total current liabilities	119,112

Non-current liabilities

Prepayments from customers, non-current portion	540
Other non-current liabilities	2,070
Deferred income tax liabilities	13
Operating lease liabilities, non-current portion	46,982

TOTAL LIABILITIES	168,717

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

3.            DISCONTINUED OPERATION - continued

The results of operations of the divested entities for the years ended December 31, 2020 and 2021, and for the four months ended April 30, 2022 shown in the table below, are included in the consolidated statements of operations as (loss) income from the discontinued operations, net of income tax for those respective periods, after intercompany elimination, as applicable.

			Four months ended
	Years ended December 31		April 30,
	2020	2021	2022
Net revenues:	67,289	128,408	36,589

Cost of revenues:	73,454	99,742	32,853

Gross (loss) profit	(6,165)	28,666	3,736

Operating expenses:

Selling, research and development, and general and
administrative expenses	7,068	2,847	1,952
Impairment loss on goodwill	—	4,559	—
Impairment of long-lived assets	428	—	—

Total operating expenses	7,496	7,406	1,952

Operating (loss) income	(13,661)	21,260	1,784

Interest income, net	91	144	33
Government subsidy income	977	1,053	80

(Loss) income before income taxes	(12,593)	22,457	1,897

(Loss) gain on disposal of subsidiaries	(109)	1,251	—
(Loss) from equity method investments, net of income tax	(2)	(8)	8
(Loss) income from the operations of the discontinued
operations, before income taxe	(12,704)	23,700	1,905
Income taxes expenses (benefit)	1,650	594	(871)
(Loss) income from the operations of the discontinued
operations, net of income taxes	(14,354)	23,106	2,776
Net (loss) income from discontinued operations	(14,354)	23,106	2,776

The condensed cash flows of the divested entities were as follows for the years ended December 31, 2020 and 2021 and for the four months ended April 30, 2022, which are included in the consolidated statements of cash flows:

	For the four months ended,
	Years ended December 31		April 30,
	2020	2021	2022
Net cash (used in) provided by operating activities:	(11,603)	13,379	(123)
Net cash (used in) provided by investing activities:	(2,383)	(2,499)	(721)
Net cash provided by (used in) financing activities:	460	—	(534)

Certain disclosure of segment information and EPS for the years ended December 31, 2020, 2021 and 2022 were retrospectively adjusted as a result of the discontinued operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

4.           CASH AND CASH EQUIVALENTS

A reconciliation of cash and cash equivalents in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	As of December 31,
	2021	2022
Cash and cash equivalents	33,322	31,168
Cash and cash equivalents	33,322	31,168

5.           ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2021	2022
Accounts receivable	1,755	1,701
Less: allowance for doubtful accounts	(473)	(408)
Accounts receivable, net	1,282	1,293

Movement of allowance for doubtful accounts was as follows:

	As of December 31,
	2020	2021	2022
Balance at beginning of the year	92	467	473
Adoption of ASC326	343	—	—
Addition (reverse)	15	30	(66)
Foreign currency adjustment	17	(24)	1
Balance at end of the year	467	473	408

6.           ACCOUNTS RECEIVABLE - RELATED PARTIES, NET

In March, 2022, in relation to the Divestiture (Note 1 and 3), in order to ensure ongoing stability and sustained provision of quality kindergarten education by the divested entities, certain subsidiaries of the Company entered into a series of service agreements with Beijing RYB and Beiyao to provide brand royalty, training, IT system management, recruitment, and curriculum design services to them and/or their subsidiaries from May 1, 2022. Such service revenues are recognized over time throughout the contract terms, and corresponding receivables are recognized as Accounts Receivable - Related Parties. As of December 31, 2022, the balance of Accounts Receivable - Related Parties was $1,144. The Group used the current expected credit loss model for the assessment of allowance for Accounts Receivable - Related Parties. No bad debt allowance of Accounts

7.           INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2021	2022
Educational merchandise	6,130	4,958

The Group recorded $199, $166 and $79 write-downs of inventories from the carrying amount to their net realizable values for the years ended December 31, 2020, 2021 and 2022, respectively, of which $nil, $nil and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

8.           PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2021	2022
Prepaid service fees	873	1,095
Prepaid rental expense for short-term lease (1)	409	163
Staff advances	237	278
Prepayment for inventories and others	182	582
Receivables from the disposal of subsidiaries and investment (2)	2,030	1,847
Receivables from third party payment platform	239	49
Others	479	515
	4,449	4,529
Less: allowance for doubtful accounts	(2,044)	(1,847)
	2,405	2,682

(1)	The balance as of December 31, 2021 and 2022 represented prepaid rental expenses for short-term leases which the Group elected not to record on balance sheets under Topic 842. The prepaid rental expenses for operating lease expenses over one year as of December 31, 2021 and 2022 were included in the Group’s operating lease right-of-use assets on its consolidated balance sheet.
(2)	The balance as of December 31, 2021 and 2022 included $1,909 and $1,847, respectively receivable from the principal shareholder of the Company’s investee, Beijing Da Ai Pre-school Management Education Technology Co., Ltd. 100% allowance for doubtful accounts was recorded for the total balance of the receivable as of December 31, 2021 and 2022, respectively (Note 14).

9.           CONSIDERATION RECEIVABLE

In relation to the Divestiture (Note 3), as the consideration for the termination of VIE agreements, pursuant to the agreement entered into among Beijing Qijin, TJ Qiyuan, Beijing RYB, Beiyao and their shareholders on March 1, 2022 (“Termination Agreement”), an aggregate amount of RMB158.5 million, equivalent to $24,000 would be paid by Beijing RYB and Beiyao in three yearly installments to Beijing Qijin and TJ Qiyuan starting from April 30, 2023.

As of December 31, 2022, affected by COVID-19 and deterioration of the business environment, as well as more restricted government regulation to monitor kindergarten business, the Group determined that Beijing RYB and Beiyao would not be able to repay the consideration installments when they become due.

The Group provided full allowance to the consideration receivable and recorded impairment loss of $22,107 for the year ended December 31, 2022.

10.         LOAN RECEIVABLES

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

From July to December 2020, the Group provided interest-free loans of $536 in total to Beijing Rui Le Further Education Technology Co., Ltd (“Beijing Rui Le”), an investee of the Group. The maturity date was 6 months from the loan origination. The Group recorded the total amount of loan receivables as credit loss for the year ended December 31, 2020. During year ended December 31, 2021, the Group provided an interest-free loan of $168 to Beijing Rui Le and the Group recorded credit loss of such amount. During year ended December 31, 2022, the Group provided an interest-free loan of RMB204,600 (equivalent to $30) to Beijing Rui Le and the Group recorded credit loss of such amount.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

10.         LOAN RECEIVABLES - continued

As part of the Divestiture (Note 3), Beijing Qijin entered into a loan agreement with Beijing RYB and Beiyao to reflect the net balance of historical inter-company lending and borrowing as of the date of the Divestiture. On April 30, 2022, the loan receivable balance from Beijing RYB and Beiyao was RMB 158.6 million (equivalent to $23,982) and should be paid in ten even installments starting from May 1, 2023. The interest rate for the loan is 4% per annum. As of December 31, 2022, affected by COVID-19 and deterioration of the business environment, as well as more restricted government regulation to monitor kindergarten business, the Group determined that Beijing RYB and Beiyao would not be able to repay the loan installments when they become due. The Group provided full allowance to the loan receivable after estimating its fair value using discounted cash flow method with assistance of a third-party valuer and recorded impairment loss of $23,347 for the year ended December 31, 2022.

11.         PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of December 31,
	2021	2022
Furniture, fixture and equipment	3,209	3,627
Leasehold improvement	15,271	16,003
Motor vehicles	500	661
Total	18,980	20,291
Less: accumulated depreciation	(12,584)	(13,429)
	6,396	6,862

For the years ended December 31, 2020, 2021 and 2022, depreciation expenses were $9,239, $10,555 and $4,216 respectively, of which $7,509, $8,549 and $2,536 were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, the Group recorded impairment loss for the property, plant and equipment of $374, $nil and $nil respectively, of which $374, $nil and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

12.          GOODWILL

The Group has three reporting unit where it carries goodwill resulting from acquisitions. The changes in carrying amount of goodwill for the years ended December 31, 2021 and 2022 were as follows.

	As of December 31,
	2021	2022
Costs:
Beginning balance	27,655	28,433
Addition	—	—
Disposal	—	—
Foreign currency adjustment	778	(693)
Ending balance	28,433	27,740
Goodwill impairment	(9,256)	(27,740)
Goodwill, net	19,177	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

12.           GOODWILL - continued

Goodwill was tested for impairment in the fourth quarter of 2022 for each reporting unit. The Group performed its quantitative impairment assessment considering the income approach. The income approach is based on estimated present value of future cash flows for each reporting unit carrying a goodwill balance.

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

When using discounted cash flow model to determine the fair value of each reporting unit, the discounted cash flow model included a number of significant unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting units; and (c) a discount rate that reflects the weighted-average cost of capital (“WACC”) adjusted for the relevant risk associated with each reporting unit’s operation and the uncertainty inherent in the Group’s internally developed forecast.

The following key assumptions were made in the discounted cash flow model to determine the fair value of the reporting unit in the impairment test for the reporting unit of Global Eduhub Holding Limited (“GEH”).

	Years ended December 31,
	2021	2022
Revenue growth	8%-12%	3%-13%
WACC	14%	14%
Income tax rate	17%	17%
Terminal growth rate	2%	2%
Forecasted inflation rate	2%	2%

While management believes the assumptions used in our impairment test are reasonable, the fair value estimate is most sensitive to our discount rate and market multiple assumptions as these amounts are reflective of the market’s perception of our ability to achieve our projected cash flows.

Based on the impairment analysis of December 31, 2022, the Group concluded that the goodwill of the reporting unit of GEH were impaired. As such, $19,156 impairment loss of goodwill was recorded for the year ended December 31, 2022.

Based on the impairment analysis as of December 31, 2020, the Group considered that the goodwill and intangible assets of the reporting units of Shanghai Geleli and Beijing Xingqiba were fully impaired. As such, $8,454 impairment loss of goodwill was recorded for the year ended December 31, 2020.

The Group recorded $8,454, $4,559 and $19,156 impairment of goodwill for the years ended December 31, 2020, 2021 and 2022 respectively, of which $nil, $4,559 and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

13.         INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2021	2022
Intangible assets not subject to amortization:
Trademark	7,766	7,841
Intangible assets subject to amortization:
Trademark	711	657
Student base	3,998	4,036
Initial franchise	1,626	1,641
Brand	1,224	1,131
Non-compete agreement	690	638
Customer relationship	94	87
Software and courses	438	413
Contracts	31	29
Total costs	16,578	16,473
Less: accumulated amortization	(3,614)	(4,854)
impairment	(1,865)	(5,328)
Intangible assets, net	11,099	6,291

For the years ended December 31, 2020, 2021 and 2022, amortization expenses for intangible assets recorded were $2,431, $2,493 and $1,622 respectively, of which $1,153, $1,300 and $423 were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, the Group recorded impairment loss for for the intangible assets of $1,720, $nil and $3,505 respectively, of which $nil, $nil and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, the estimated amortization expenses related to intangible assets for next five years is expected to be as follows:

Years ending December 31,
2023	79
2024	79
2025	79
2026	79
2027	79
2028 and thereafter	270
Total expected amortization expense	665

14.         LONG-TERM INVESTMENTS

Equity method investments

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

14.         LONG-TERM INVESTMENTS - continued

Equity method investments - continued

In November 2018, the Group invested cash consideration of $4,400 for 19% equity interest in Beijing Da Ai Pre-school Management Education Technology Co., Ltd. (“Beijing Da Ai”). The Group holds one seat out of three of the board of directors of Beijing Da Ai. The Group accounts for the investment using equity method, because the Group has the ability to exercise significant influence but does not have control over the investee. In March 2020, the Company recorded an impairment loss of $1,819 for this investment based on the fair value. In August 2020, pursuant to the investment agreement dated in November 2018, the Group sold the investment in Beijing Da Ai to the principal shareholder at a consideration of the original consideration the Group paid. The Group recorded the receivables of $1,909 from the principal shareholder in the prepaid expenses and other current assets. As of December 31, 2020, full valuation allowance was recorded to the receivables as the Group believe the collectability is remote (see Note 14).

The Group shared loss of $183, $7 and $8 from its equity method investments during the years ended December 31, 2020, 2021 and 2022, respectively for continuing operations. The Group recognized loss of $2 and $8 during the years ended December 31, 2020, 2021, respectively, and recognized income of $8 during the year ended December 31, 2022, from its equity method investments for discontinued operations.

Available-for-sale securities

On July 2, 2019, the Group entered into an investment agreement with the owners of Beijing Rui Le, a company established in the PRC, principally engaged in providing pre-school education training services. The Group purchased 16% equity ownership interest for cash consideration of $575. The investment was classified as available-for-sale security and measured at fair value as the Group determined that investment was debt security due to the redemption option available to the investor. In 2020, the Group determined that the investment was impaired and the impairment was other-than-temporary. The Group recorded $613, $nil and $nil of impairment losses during the years ended December 31, 2020, 2021 and 2022, of which $nil, $nil and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

15.         OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2021	2022
Rental deposits (1)	2,539	2,146
Prepayment for investments	910	1,009
Prepayment for property, plant and equipment	622	34
Others	117	49
	4,188	3,238

(1)	Rental deposits represent office and kindergartens rental deposits for the Group’s operations, which will not be refunded within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

16.          ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The components of accrued expenses and other current liabilities are as follows:

	As of December 31,
	2021	2022
Salary and welfare payable	6,748	5,095
Accrued expenses	4,087	2,903
Payables for purchase of property, plant and equipment	227	93
Payables for purchase of educational merchandise	2,049	1,678
Other tax payable	321	1,189
Others	2,239	2,732
	15,671	13,690

17.          LEASES

Operating leases

The Group’s leases consist of various operating lease contracts for offices, kindergartens, play-and-learn centers and student care centers in different cities in the PRC and in Singapore. The Group determines if an arrangement is a lease at inception. The Group’s leases have remaining lease terms of up to seventeen years, none of them include options to extend or terminate the leases. Some lease agreements contain lease and non-lease components, which the Group chooses to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices included in the lease contracts. None of the amounts disclosed below for these leases contains variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As of December 31, 2021 and 2022, the Group had no leases that were classified as a financing lease. As of December 31, 2021 and 2022, the Group did not have additional operating leases that have not yet commenced but create significant rights and obligations for the Group.

Total operating lease expense for the years ended December 31, 2020, 2021 and 2022 was $15,634, $16,799, and $11,086, respectively, of which $9,222, $10,355 and $4,439 were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively. The operating lease expense was recorded in cost of revenues, and general and administrative expenses of continuing operations on the consolidated statements of operations.

The short term lease expense for the years ended December 31, 2020, 2021 and 2022 was $1,219, $1,234 and $661, respectively, of which $1,219, $1,234 and $428 were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively. The short term lease expense was recorded in cost of revenues, and general and administrative expenses on the consolidated statements of operations.

	For the year ended December 31,
	2021	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	6,273	6,093
Right-of-use assets obtained in exchange for new lease obligations:	690	3,371

	As of December 31,
	2021	2022
Weighted average remaining lease term	6.38	5.79	year
Weighted average discount rate	6.41%	6.04%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

17.          LEASES - continued

Operating leases - continued

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31, 2022:

Years ending December 31,
2023	6,229
2024	4,719
2025	3,416
2026	2,206
2027	843
2028 and thereafter	3,770
Less: imputed interest	(3,437)
Total operating lease liabilities	17,746
Less: current operating lease liabilities	5,372
Non-current operating lease liabilities	12,374

18.         FAIR VALUE MEASUREMENT

Measured or disclosed at fair value on a recurring basis

The Group’s financial assets and liabilities primarily include cash and cash equivalents, accounts receivable, loan receivables, and consideration receivables.

The carrying amounts of the Group’s financial assets and liabilities, primarily including cash and cash equivalents, accounts receivable, loan receivables, consideration receivables, and prepayment from customers, approximate their fair values.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

18.         FAIR VALUE MEASUREMENT - continued

Measured or disclosed at fair value on a non-recurring basis

The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Intangible assets are measured using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. For goodwill impairment testing, refer to Note 12 for details. The Group recognized impairment loss of $8,454, $4,559 and $19,156 related to goodwill, of which $nil, $4,559, $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group recognized impairment loss of $1,720, $nil and $3,505 related to intangible assets acquired for the years ended December 31, 2020, 2021 and 2022, of which $nil, $nil and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group measures property, plant and equipment and operating lease right-of-use assets at fair value on a non-recurring basis when events or changes in circumstances indicate that the carrying amount of these assets or asset group may not be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. The Group recorded impairment loss on property, plant, and equipment and operating lease right-of-use assets of $428, $nil and $nil during the years ended December 31, 2020, 2021 and 2022, of which $428, $nil and $nil were related to discontinued operations, respectively.

The Group measures long-term equity method investment at fair value on a non-recurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The fair value is determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate. The Group recognized impairment loss of $1,819, $nil and $nil related to the long-term equity method investment for the years ended December 31, 2020, 2021 and 2022, of which $nil, $nil and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively. The Group recognized impairment loss of $613, $nil and $nil related to the available-for-sale investment for the years ended December 31, 2020, 2021 and 2022, of which $nil, $nil and $nil were related to discontinued operations for the years ended December 31, 2020, 2021 and 2022, respectively..

19.         ORDINARY SHARES

The Company’s fifth amended and restated Memorandum and Article of Association authorized the Company to issue 990,000,000 ordinary shares with a par value of $0.001 per share.      ,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

19.         ORDINARY SHARES - continued

As of December 31, 2022, there were 22,264,660 and 6,949,141 shares issued for Class A and Class B ordinary shares, respectively; and there were 21,251,614 and 6,949,141 shares outstanding for Class A and Class B ordinary shares, respectively.

Share repurchase program

On November 24, 2017, the Company announced that the board of directors of the Company has approved a share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to $50,000 during the next 12 months. As of December 31, 2022, the Company did not repurchase any shares under this program.

On December 18, 2018, the Company announced that the board of directors of the Company approved another share repurchase program whereby the Company is authorized to repurchase its own ordinary shares in the form of American depositary shares with an aggregate value of up to $12,000 during the next 12 months. Pursuant to this share repurchase plan, the Company repurchased 1,627,455 shares in 2019, with a total consideration of approximately $12,000 at a price range of $6.50 to $8.00 per share, including brokerage commissions. The shares repurchased by the Company were accounted for at cost as treasury stock. The Company has re-issued 449,588 and 614,409 repurchased shares for settlement of restricted shares vested as of December 31, 2021 and 2022, respectively.

20.         SHARE INCENTIVE PLAN

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

In 2022, the Company granted 530,757 share options to employees at an exercise price of $0.001 per option. 25% of the share options will be vested and exercisable upon 1st anniversary year following the grant date, and the remaining 75% of the share options will be vested quarterly in twelve quarters with equal quarterly installments from the vesting date of the first installment, and the contract term is 10 years from grant date.

A summary of the share option activities is as follows:

	Number	Weighted	Weighted average	Weighted average	Aggregate
	of options	average	grant-date	remaining contractual	intrinsic
	outstanding	exercise price	fair value per option	term (years)	value
Options outstanding at January 1, 2022	4,530,158	6.15	3.43	4.29	2,846
Granted	530,757	0.001	1.69	—	—
Exercised	—	—	—	—	—
Forfeited	(594,366)	4.58	0.19	—	—
Expired	(193,000)	1.08	2.62	—	—
Options outstanding at December 31, 2022	4,273,549	5.83	3.47	4.09	571
Options expected to vest at December 31, 2022	4,273,549	5.83	3.47	4.09	571
Vested and exercisable at December 31, 2022	3,537,509	7.05	3.79	3.12	571

The weighted average grant date fair value of options granted during the years ended December 31, 2020, 2021 and 2022 were $2.69, $nil and $1.69, respectively. The total fair value of options vested during the year ended December 31, 2020, 2021 and 2022 were $2,990, $1,910 and $62, respectively. The total intrinsic value of options exercised during the year ended December 31, 2020, 2021 and 2022 were $nil, $nil and $nil, respectively.

For share options that vest on grant date, the cost of award is expensed on the grant date. For the graded vesting share options, the Company recognizes the compensation cost over the requisite service period for each separately vesting portion of the award as if the award is, in substance, multiple awards. The Company recorded share-based compensation expenses relating to share options of $1,198, $924 and $673 for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, total unrecognized compensation expenses relating to share options were $714, which is expected to be recognized over a weighted average period of 2.64 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20.         SHARE INCENTIVE PLAN - continued

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	As of December 31,
Grant date	2020	2022
Risk-free interest rate	0.86%-0.93%	1.88%-2.93%
Expected volatility	40%	76%-77%
Expected dividend yield	—	—
Exercise multiples	2.2	2.2
Fair value of underlying ordinary share	2.38~2.7	0.86-1.88

(1)	Risk-free interest rate

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

20.         SHARE INCENTIVE PLAN - continued

Nonvested shares - continued

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

A summary of the nonvested shares activities is as follows:

	Number	Weighted
	of nonvested shares	average grant date	Aggregate
	outstanding	fair value	intrinsic value

Nonvested shares outstanding at January 1, 2022	359,696	4.94	712
Granted	—	—	—
Vested	(164,821)	6.14	—

Nonvested shares outstanding at December 31, 2022	194,875	3.93	110

The weighted average grant date fair value of nonvested shares granted during the years ended December 31, 2020, 2021 and 2022 were $3.03, $nil and $nil, respectively. The total fair value of nonvested shares vested during the years ended December 31, 2020, 2021 and 2022 were $403, $656, and $1,012 respectively.

The Group recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The Company recorded share-based compensation expenses relating to nonvested shares of $1,732, $1,097 and $375 for the years ended December 31, 2020, 2021 and 2022, respectively for continuing operations. As of December 31, 2022, total unrecognized compensation expenses relating to nonvested shares were $105, which is expected to be recognized over a weighted average period of 1.93 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21.         INCOME TAXES

Continued operation

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

The Company’s subsidiaries located in Hong Kong and are subject to a profits tax rate of 8.25% on assessable profits on the first Hong Kong Dollars (“HK$”) 2 million and 16.5% for any assessable profits in excess of HK$2 million starting from the financial commencing on April 1, 2018.

Singapore

The Company’s subsidiaries located in Singapore are generally subject to Singapore corporate income tax at a rate of 17% in 2022. Under the group relief system, subject to meeting the requisite conditions, the companies may deduct unutilized capital allowances, trade losses, and donations for the current year against the assessable income of another company in the same group. The Company’s subsidiaries located in Singapore should also benefit from the partial tax exemption scheme, which provides 75% exemption from tax for the first SGD$10 thousand chargeable income and 50% exemption from tax for the next SGD$190 thousand chargeable income for the year ended December 31, 2022.

PRC

The Company’s subsidiaries, the VIEs and the VIEs’ subsidiaries and kindergartens, which were entities established in PRC (the “PRC entities”) are subject to PRC Enterprise Income Tax (EIT), on the taxable income in accordance with the relevant Mailand China income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008.

The current and deferred components of the income tax expense of continuing operations appearing in the consolidated statements of operations are as follows:

	Years ended December 31,
	2020	2021	2022
Current tax expenses	649	2,509	39
Deferred tax benefits	(2,084)	337	790
	(1,435)	2,846	829

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21.         INCOME TAXES - continued

Continued operation - continued

The principal components of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,
	2021	2022
Deferred tax assets
Accrued expenses	1,267	720
Net operating loss carry-forwards	7,778	6,276
Operating lease liabilities	4,856	3,934
Inventory write-down	19	68
Allowance for doubtful accounts receivables and other receivables	899	11,980
Total deferred tax assets	14,819	22,978
Less: valuation allowance	(2,440)	(13,741)
Total deferred tax assets, net	12,379	9,237

Deferred tax liabilities
Acquired intangible assets, net	1,755	959
Operating lease right-of-use assets	4,717	3,699
Total deferred tax liabilities	6,472	4,658
Deferred income tax assets, net	7,662	5,538
Deferred tax liabilities, net	1,755	959

The roll forward of valuation allowances of deferred tax assets were as follows:

	Years ended December 31
	2021	2022

Balance as of beginning of year	1,631	2,440
Additions of valuation allowance	644	11,750
Foreign currency translation adjustments	165	(449)
Balance as of end of year	2,440	13,741

As of December 31, 2022, the Group had net operating loss carried forward from the PRC entities of $22,529. The carry forward loss of $4,077, $2,339, $8,513, $2,710 and $4,891 will expire by 2023, 2024, 2025, 2026 and 2027, respectively, if not utilized.

(Loss) before provision for income taxes is attributable to the following geographic locations:

	Years ended December 31
	2021	2022

PRC	(14,716)	(49,574)
Jurisdictions other than PRC	(2,008)	(28,785)
Total (loss) before income taxes	(16,724)	(78,359)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

21.         INCOME TAXES - continued

Continued operation - continued

The reconciliation of the effective tax rate and the statutory income tax rate applicable to PRC operations is as follows:

	Years ended December 31,
	2020	2021	2022
(Loss) before income tax	(28,081)	(16,724)	(78,359)
Income tax expense computed at an applicable tax rate of 25%	(7,020)	(4,093)	(19,592)
Impairment loss of goodwill	2,114	—	4,789
Non-deductible expense from transfer from discontinued operations	—	—	2,395
Permanent differences	866	5,616	(134)
Effect of income tax rate difference in other jurisdictions	1,202	679	1,621
Change in valuation allowance	1,403	644	11,750
	(1,435)	2,846	829

In addition, uncertainties exist with respect to how the current income tax law in PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of PRC within the Group should be treated as residents for EIT law purposes. If PRC tax authorities subsequently determine that the Company should be deemed resident enterprises, the Company will be subject to PRC income tax, at a rate of 25%.

If any entity within the Group that is outside PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned by PRC subsidiaries after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with PRC. As of December 31, 2022, the Company’s subsidiaries, the new VIE, and the new VIE’s subsidiaries located in PRC recorded aggregate accumulated deficits. Accordingly, no deferred tax liabilities has been accrued for the Chinese dividend withholding taxes.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2020, 2021 and 2022. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2022.

22.         EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. For the years ended December 31, 2020, 2021 and 2022, the total amounts for such employee benefits, which were expensed as incurred, were $9,136,, $11,698 and $5,347 respectively, of which $4,876, $9,394 and $3,593 were related to discontinued operations, respectively,. As a result of COVID-19, the PRC government exempted or reduced certain enterprises’ contributions to basic pension insurance, unemployment insurance, and work injury insurance (“certain social insurance”). The Company’s PRC subsidiaries and the new VIE were exempted from contributions to certain

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

social insurance between February 2020 and December 2020. The exemption was recognized as a reduction of cost of revenues and operating expenses in the amount of $3,491 for the year ended December 31, 2020.

23.         NET (LOSS) INCOME PER SHARE

Basic and diluted net (loss) income per share for each of the periods presented were calculated as follows. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per ordinary share.

	Years ended December 31,
	2020	2021	2022
Numerator:
Net loss attributable to Gravitas Education Holdings, Inc. from continuing operations	(26,713)	(16,471)	(76,258)
Net (loss) income attributable to Gravitas Education Holdings, Inc. from discontinued operations	(10,567)	23,261	34,887
Net (loss) income attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	(37,280)	6,790	(41,371)
Denominator:
Weighted average ordinary shares outstanding used in computing basic net income per ordinary share	28,122,851	28,208,734	28,291,887

Net (loss) per share attributable to ordinary shareholders
Net (loss) per share from continuing operations-basic	(0.95)	(0.58)	(2.70)
Net (loss) income per share from discontinued operations-basic and diluted	(0.38)	0.82	1.24
Net (loss) income per share-basic and diluted	(1.33)	0.24	(1.46)

For the years ended December 31, 2020, 2021 and 2022, the following shares outstanding were excluded from the calculation of diluted net (loss) income per ordinary share, as their inclusion would have been anti-dilutive for the periods presented.

	Years ended December 31,
	2020	2021	2022
Share options	4,556,458	4,530,158	4,273,549
Nonvested shares	582,876	359,696	194,875
	5,139,334	4,889,854	4,468,424

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

24.         RELATED PARTY TRANSACTION

(1)  Related parties

Name of related parties	Relationship with the Group
Beijing RYB	An affiliate of the shareholder of the Group
Beiyao	An affiliate of the shareholder of the Group
Beijing Aizhijujiang Education Consulting Co. Ltd.	wholly-owned subsidiary of Beijing RYB
Beijing Bozhi Yingjia Technology Co., Ltd. (Beijing Bozhi)	wholly-owned subsidiary of Beiyao
Shanghai Peidi Culture Communication Co., Ltd. (Shanghai Peidi)	80% owned subsidiary of Beiyao
Qingdao RYB Education Technology Co., Ltd.	90% owned subsidiary of Beijing RYB
Chongqing RYB Leyuan Art Training Co., Ltd.	95% owned subsidiary of Beijing RYB
Ms. Zhiying Li	Spouse of Mr. Chimin Cao, who is Co-founder and director of the Company
Guiyang RYB Education Development Co., LTD	95% owned subsidiary of Beijing RYB
Changzhou RYB Children Education Technology Co., LTD	wholly-owned subsidiary of Beijing RYB
Dalian RYB Children Education Technology Development Co. LTD	95% owned subsidiary of Beijing RYB
Xiamen RYB Jiamei Children Education Technology Co., LTD	95% owned subsidiary of Beijing RYB
Shenzhen Ruilang Education Investment Co. LTD	wholly-owned subsidiary of Beijing RYB
Qingdao Hongyahui Education Technology Co. LTD	wholly-owned subsidiary of Qingdao RYB
Shanghai Jinfeng Kindergarten Co. Ltd	51% owned kindergarten of Peidi

(2)  The related party transactions are as follows:

Teaching and management service

	Years ended December 31,
	2020	2021	2022
Beijing RYB	—	—	4,909
Beijing Bozhi	—	—	487
Shanghai Peidi	—	—	44

Sale of merchandise

	Years ended December 31,
	2020	2021	2022
Beijing RYB and its subsidiaries	—	—	909
Beiyao and its kindergartens	—	—	6

	Years ended December 31,
	2020	2021	2022
Rental expense recorded:
Ms. Zhiying Li (i)	586	627	749
	586	627	749

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

24.         RELATED PARTY TRANSACTION - continued

	2020	2021	2022
Jointliability guaranty (ii):
Beijing RYB	—	—	7,672
Beiyao	—	—	43,357
	—	—	51,029

(i)	The transactions with the related party shown above represent the office rental expenses recorded in each year.
(ii)	On March 1, 2022, Beijing RYB and Beiyao signed joint liability guaranty agreements with the TJ Qiyuan and RYB Technology, the Company’s subsidiaries to guarantee for each other for the consideration for VIE termination agreement (see Note 1& Note 3) and loan agreement (see Note 10) signed with TJ Qiyuan and RYB Technology.

25.         COMMITMENTS AND CONTINGENCIES

Purchase commitments

Future minimum purchase obligations payments under non-cancelable purchase agreements related to curriculum collaboration with international institutions consisted of the following at December 31, 2022:

Years ending December 31,
2023	100
2024	102
2025	122
2026	142
2027	157
2028 and thereafter	2,405
3,028

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

For the year ended December 31, 2020 and 2021, the Group’s CODM identified four operating segments, including PRC kindergartens, PRC play-and-learn centers, Singapore kindergartens, student care centers and others, and others. For the year ended December 31, 2022, an operating segment was taken out by the Group’s CODM when making decisions about allocating resources and assessing performance of the Group due to the disposal of the PRC kindergarten business to the former VIEs’ shareholders in April 2022, and a new operating segment for providing PRC teaching and management services to the former VIEs was added. Accordingly the CODM identified four operating segments, including PRC teaching and management services, PRC play-and-learn centers, Singapore kindergartens, student care centers and others, and others. Given the changes in the composition of the Group’s reportable segments, prior year segment information was recast to confirm to the current year’s presentation.

The Group’s CODM evaluates performance based on each reporting segment’s revenue, costs of revenues and gross profit (loss). Revenues, cost of revenues and gross profits (loss) by segment are presented below. Separate financial information of operating income by segment is not available.

	Years ended December 31,
	2020	2021	2022
Net revenues:
PRC teaching and management services	—	—	5,440
PRC play-and-learn centers	12,215	13,254	7,918
Singapore kindergartens, student care centers and others	25,964	31,007	30,752
Others	4,247	7,644	5,904
Total net revenues	42,426	51,905	50,014

Cost of revenues:
PRC teaching and management services	—	—	3,549
PRC play-and-learn centers	8,610	8,634	6,655
Singapore kindergartens, student care centers and others	21,513	25,362	28,779
Others	13,324	15,404	6,571
Total cost of revenues	43,447	49,400	45,554

Gross profit (loss)
PRC teaching and management services	—	—	1,891
PRC play-and-learn centers	3,605	4,620	1,263
Singapore kindergartens, student care centers and others	4,451	5,645	1,973
Others	(9,077)	(7,760)	(667)
Total gross (loss) profit	(1,021)	2,505	4,460

The Group’s CODM does not review the financial position by operating segments, thus total assets by operating segment are not presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

26.         SEGMENT INFORMATION - continued

Geographical information

The Group’s operations are located in the PRC and Singapore. The Group’s revenues and long lived assets by geographic areas (based on location of customers) are detailed below:

	Years ended December 31,
	2020	2021	2022
Net Revenues:
PRC	16,462	20,898	19,262
Singapore	25,964	31,007	30,752
	42,426	51,905	50,014

	As of December 31,
	2021	2022
Long-lived assets:
PRC	19,062	13,624
Singapore	13,992	11,828
	33,054	25,452

27.         RESTRICTED NET ASSETS

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

Prior to payment of dividends, pursuant to the PRC laws and regulations, enterprises incorporated in PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve, and (ii) other reserves at the discretion of the Board of Director.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entities registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. The Company’s subsidiaries, the new VIE, and the new VIE’s subsidiaries, contributed $nil, $nil and $nil the general reserve during the years ended December 31, 2020, 2021 and 2022, respectively.

PRC laws and regulations require kindergartens that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the kindergarten or procurement or upgrading of educational facility. For kindergartens that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Group’s kindergartens, amounts contributed to the reserve of $592, $512 and $nil for the years ended December 31, 2020 and 2021 and for the four months ended April 30, 2022, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Group’s entities can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s PRC entities are restricted from transferring their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s PRC entities. The Group’s restricted net assets was $7,440 as of December 31, 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

28.         BUSINESS ACQUISITION

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

29.         Restatement of previously issued unaudited condensed financial statements

In connection with the Company’s year-end financial statement close and preparation of its Annual Report on Form 20-F for the year ended December 31, 2022, an error was identified in the interim financial statements (the “Prior Period Financial Statements”) for the six months ended June 30, 2022 (the “Interim Periods”).  On April 30, 2022, when the Group divested the Former VIEs, revenue and other related accounts of the enrichment courses were recorded in continuing operations, while the Company recently concluded the financial result of this service should have been recorded in discontinued operations.

The Company’s management and the Audit Committee of the Company determined that the Company’s Prior Period Financial Statements for the Interim Periods were materially misstated and has concluded that it is appropriate to restate herein.

The following tables summarize the effects of the restatements on the specific items presented in the Company’s Prior Period Financial Statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of December 31, 2021
	As previously reported	Adjustment	As restated
TOTAL ASSETS	283,076	—	283,076
LIABILITIES
Deferred revenue, current portion	10,037	(2,583)	7,454
Current liabilities of discontinued operations	86,137	2,583	88,720
TOTAL LIABILITIES	203,920	—	203,920

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL EQUITY	283,076	—	283,076

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Six months ended June 30, 2021
	As previously reported	Adjustment	As restated
Net revenues:
Services	35,405	(13,263)	22,142
Services - third parties	35,405	(13,263)	22,142
Products	3,747	—	3,747
Products - third parties	3,747	—	3,747
Total net revenues	39,152	(13,263)	25,889

Cost of revenues:
Services	25,228	(2,610)	22,618
Services - third parties	25,228	(2,610)	22,618
Products	1,628	—	1,628
Products - third parties	1,628	—	1,628
Total cost of revenues	26,856	(2,610)	24,246
Gross profit	12,296	(10,653)	1,643

Operating expenses:
Selling Expenses	706	—	706
General and administrative expenses	8,781	—	8,781
Total operating expenses	9,487	—	9,487

Operating income (loss) from continuing operations	2,809	(10,653)	(7,844)
Interest income	36	—	36
Government subsidy income	1,284	—	1,284

Income (loss) before income tax from continuing operations	4,129	(10,653)	(6,524)
Income tax expenses	914	—	914

Income (loss) before loss in equity method investments	3,215	(10,653)	(7,438)
(Loss) from equity method investment	(105)	—	(105)

Income (loss) from continuing operations, net	3,110	(10,653)	(7,543)

Discontinued operations:
Income from the operations of the discontinued operations, net of income tax	2,525	10,653	13,178
Gain on the deconsolidation of the discontinued operations, net of tax	—	—	—
Net Income from discontinued operations	2,525	10,653	13,178

Net income	5,635	—	5,635
Net income attributable to noncontrolling interest from continuing operations	420	—	420
Net income attributable to noncontrolling interest from discontinued operations	850	—	850
Net income attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	4,365	—	4,365

Net income	5,635	—	5,635

Net income (loss) per share
Net income (loss) per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from continuing operations
Basic	0.09	(0.37)	(0.28)
Diluted	0.09	(0.37)	(0.28)

Net income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from discontinued operations
Basic	0.06	0.37	0.43
Diluted	0.06	0.37	0.43

Net income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc.
Basic	0.15	—	0.15
Diluted	0.15	—	0.15

Weighted average shares used in calculating net income(loss) per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from continuing operations
Basic	28,391,955	—	28,391,955
Diluted	28,968,047	(576,092)	28,391,955

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Six months ended June 30, 2022
	As previously reported	Adjustment	As restated
Net revenues:
Services	27,261	(6,169)	21,092
Services - third parties	25,930	(6,169)	19,761
Services-related parties	1,331	—	1,331
Products	2,307	—	2,307
Products - third parties	2,262	—	2,262
Products-related parties	45	—	45

Total net revenues	29,568	(6,169)	23,399

Cost of revenues:
Services	22,777	(1,259)	21,518
Services - third parties	22,116	(1,259)	20,857
Services-related parties	661	—	661
Products	1,214	—	1,214
Products - third parties	1,186	—	1,186
Products-related parties	28	—	28
Total cost of revenues	23,991	(1,259)	22,732
Gross profit	5,577	(4,910)	667

Operating expenses:
Selling Expenses	884	—	884
General and administrative expenses	7,409	—	7,409
Total operating expenses	8,293	—	8,293

Operating (loss) from continuing operations	(2,716)	(4,910)	(7,626)
Interest income	293	—	293
Government subsidy income	1,095	—	1,095

(Loss) before income taxes from continuing operations	(1,328)	(4,910)	(6,238)
Income tax expenses	1,801	—	1,801

(Loss) before loss in equity method investments	(3,129)	(4,910)	(8,039)
Loss from equity method investment	(9)	—	(9)

(Loss) from continuing operations, net	(3,138)	(4,910)	(8,048)

Discontinued operations:
(Loss) income from the operations of the discontinued operations, net of income taxes	(2,134)	4,910	2,776
Gain on the deconsolidation of the discontinued operations, net of tax	30,537	—	30,537

Net Income from discontinued operations	28,403	4,910	33,313

Net income	25,265	—	25,265
Net income attributable to noncontrolling interest from continuing operations	6	—	6
Net (loss) attributable to noncontrolling interest from discontinued operations	(1,574)	—	(1,574)

Net income attributable to ordinary shareholders of Gravitas Education Holdings, Inc.	26,833	—	26,833

Net income	25,265	—	25,265

Net (loss) per share
Net (loss) per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from continuing operations
Basic	(0.11)	(0.18)	(0.29)
Diluted	(0.11)	(0.18)	(0.29)

Net income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from discontinued operations
Basic	1.07	0.18	1.25
Diluted	1.05	0.20	1.25

Net income per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc.
Basic	0.96	—	0.96
Diluted	0.94	0.02	0.96

Weighted average shares used in calculating net income (loss) per share attributable to ordinary shareholders of Gravitas Education Holdings, Inc. from continuing operations
Basic	28,078,124	—	28,078,124
Diluted	28,460,587	(382,463)	28,078,124

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

30.         SUBSEQUENT EVENT

On January 19, 2023, the Board of Directors (“Board”) of the Company received a non-binding letter of intent from NetDragon Websoft Holdings Ltd. “NetDragon”), a Cayman Islands exempted company.

In a 6-K filed on April 18, 2023, the Company announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (“Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon, and solely for purposes of certain named sections thereof, NetDragon. It’s contemplated that Best Assistant will form a Cayman Islands exempted company limited by shares (“eLMTree”) as its wholly owned subsidiary and transfer the education business of NetDragon outside of the PRC to eLMTree. Pursuant to the Merger Agreement, Merger Sub will merge with and into eLMTree with eLMTree continuing as the surviving company and becoming a wholly owned subsidiary of the Company (the “Merger”).

The Company is valued at US$50 million by equity value (the “GEHI Equity Value”) on a fully-diluted basis (after consummation of the Disposal (as defined below)) assuming that the net cash of the Company will be US$15 million at the closing of the Merger (the “Closing”), implying an enterprise value of GEHI at US$35 million (the “GEHI Implied Enterprise Value”), and eLMTree is valued at US$750 million by equity value on a fully-diluted basis (the “eLMTree Equity Value”) assuming a normalized level of working capital at Closing. The Merger Agreement also contemplates that the Company will change its name to “Mynd.ai, Inc.” or such other name as determined by Best Assistant and adopt an amended and restated memorandum and articles of association (the “GEHI A&R MAA”), in each case immediately before the effective time of the Merger (the “Effective Time”), following which the authorized share capital of the Company shall only consist of ordinary shares (“GEHI Shares”). Pursuant to the Merger Agreement, at the Effective Time (which is expected to occur on the date of Closing), each ordinary share of eLMTree issued and outstanding immediately prior to the Effective Time (excluding the Dissenting Shares and the Excluded Shares, each as defined in the Merger Agreement) will be cancelled in exchange for the right to receive a number of validly issued, fully paid and non-assessable GEHI Shares equal to (a) the eLMTree per share value (which is in turn calculated by (i) the eLMTree Equity Value divided by (ii) the number of ordinary shares of eLMTree that are outstanding immediately prior to the Effective Time), divided by (b) the GEHI per share value (which is in turn calculated by (i) the GEHI Equity Value, divided by (ii) the number of all GEHI Class A ordinary shares that are outstanding immediately prior to the Effective Time on a fully-diluted basis) (the aggregate number of GEHI Shares to be issued by GEHI, the “Merger Consideration”).

Concurrent with the execution of the Merger Agreement, NetDragon WebSoft, Inc. (“ND BVI”), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of NetDragon, has entered into a share purchase agreement (the “Secondary SPA”) with Joy Year Limited, Bloom Star Limited, Ascendent Rainbow (Cayman) Limited (and its affiliates, “ACP”), Trump Creation Limited and China Growth Capital Limited (collectively, the “Founding Shareholders”), pursuant to which ND BVI will acquire 8,588,960 Class A ordinary shares of the Company (representing approximately 30% of the outstanding share capital of the Company as of the date hereof) from the Founding Shareholders immediately prior to the Closing at an aggregate consideration of US$15 million (the “Secondary Sale”).

Concurrent with the execution of the Merger Agreement, the Company has entered into a share purchase agreement (the “Disposal Agreement”) with Rainbow Companion, Inc. (the “Disposal Purchaser”), a purchaser consortium formed by the Founding Shareholders and their affiliates. Pursuant to Disposal Agreement, immediately prior to the Closing, the Company will transfer all its education business in China to the Disposal Purchaser (the “Disposal”) at a consideration of US$15 million (the “Disposal Consideration”). Upon completion of the Disposal, the Company will cease to operate any education business in China.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

30.         SUBSEQUENT EVENT - continued

Concurrent with the execution of the Merger Agreement, ACP, the Company and Best Assistant have also entered into a senior secured convertible note purchase agreement (the “Note Purchase Agreement”, together with the Disposal Agreement, the Merger Agreement, the Secondary SPA and the exhibits and schedules thereto, collectively, the “Transaction Documents”), pursuant to which, at the Closing, ACP will purchase US$65 million principal amount of secured convertible notes issued by the Company (the “ACP CB”) at the Closing (the “ACP CB Investment”, together with the Disposal, the Merger, the Secondary Sale and other transactions as contemplated by the Transaction Documents, the “Transactions”).

Upon consummation of the Merger, the Disposal and the Secondary Sale, NetDragon will become the controlling shareholder of the Company holding approximately 72.9% of all outstanding GEHI Shares (after a special dividend is made to the shareholders of NetDragon by way of the distribution in specie of certain GEHI Shares to be held by NetDragon (indirectly through ND BVI) after the Closing but assuming the ACP CB is not converted and the share awards are not granted under the new equity compensation plan that the Company plans to adopt after the Closing).

The Company’s Board, acting upon the unanimous recommendation of the special committee of the Board (the “Special Committee”) consisting solely of independent and disinterested directors, approved the Transaction Documents and the Transactions and resolved to recommend that the Company’s shareholders vote to authorize and approve the Transaction Documents and the Transactions when and if they are submitted for shareholder approval. The Special Committee received a fairness opinion from its independent financial advisor, Somerley Capital Limited, covering that each of (a) the consideration to be received by the Company from the Disposal, (b) the Merger Consideration payable by the Company for the acquisition of eLMTree, and (c) the GEHI Implied Enterprise Value, is, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth in the written fairness opinion, from a financial point of view, fair to GEHI. The Company and Netdragon anticipate that the Transactions will be completed by the end of the third quarter of 2023, subject to the satisfaction of closing conditions set forth in the Transaction Documents, including, among other things, receipt of NetDragon’s shareholder approval, the Company’s shareholder approval and certain regulatory approvals.

No pro forma financial information is disclosed in the consolidated financial statements of the Company for the year ended December 31, 2022 due to unavailable information.

31.         CONDENSED FINANCIAL STATEMENTS OF GRAVITAS EDUCATION HOLDINGS, INC.

CONDENSED FINANCIAL STATEMENTS OF GRAVITAS EDUCATION

HOLDINGS, INC.

BALANCE SHEETS

(In thousands of U.S. dollars)

	As of December 31

	2021	2022
ASSETS
Current assets
Cash and cash equivalents	21,442	16,620
Prepaid expenses and other current assets	1,019	334
Amount due from related parties	36,147	37,090
Total current assets	58,608	54,044

Non-current assets
Investment in subsidiaries and VIEs	8,888	(28,116)
TOTAL ASSETS	67,496	25,928

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	25	50
Total current liabilities	25	50

Non-current liabilities
Other non-current liabilities	—	—
TOTAL LIABILITIES	25	50

MEZZANINE EQUITY
Redeemable non-controlling interests	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares	29	29
Treasury stock	(8,667)	(7,445)
Additional paid-in capital	136,504	135,060
Statutory reserve	5,164	5,293
Accumulated deficit	(65,559)	(107,059)
TOTAL SHAREHOLDERS’ EQUITY	67,471	25,878
TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL SHAREHOLDERS’ EQUITY	67,496	25,928

The accompanying notes are an integral part of the financial statements.

CONDENSED FINANCIAL STATEMENTS OF GRAVITAS EDUCATION HOLDINGS, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Years ended December 31
	2020	2021	2022
Operating expenses:
General and administrative expenses	4,508	4,071	4,397
Total operating expenses	4,508	4,071	4,397

Operating loss	(4,508)	(4,071)	(4,397)

Interest income	252	67	30
Equity in earnings of subsidiaries and VIEs	(33,024)	10,794	(37,004)

Loss before loss from equity method investments	(37,280)	6,790	(41,371)
Net (loss) income	(37,280)	6,790	(41,371)
Other comprehensive income (loss)	—	—	—
Comprehensive (loss) income	(37,280)	6,790	(41,371)

CONDENSED FINANCIAL STATEMENTS OF GRAVITAS EDUCATION HOLDINGS, INC.

STATEMENTS OF CASHFLOWS

(In thousands of U.S. dollars)

	Years ended December 31
	2020	2021	2022

Net CASH (USED IN) GENERATED BY OPERATIING ACTIVITIES	(173)	(2,665)	(4,822)
CASH FLOWS FROM INVESTING ACTIVITIES	—	—	—
CASH FLOWS FROM FINANCING ACTIVITIES	—	—	—
Net (decrease) increase in cash and cash equivalents, and restricted cash	(173)	(2,665)	(4,822)
Cash and cash equivalents , and restricted cash at beginning of the year	24,280	24,107	21,442
Cash and cash equivalents, and restricted cash at end of the year	24,107	21,442	16,620

The accompanying notes are an integral part of the financial statements.

The condensed financial statement has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial statements as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries (including variable interest entities) together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2022, $7,440 of the restricted capital and reserves are not available for distribution, and as such, the condensed financial statements of the Company have been presented for the years ended December 31, 2020, 2021 and 2022.

Basis of preparation

The condensed financial statements of the Company has been prepared using the same accounting policies as set out in its financial statements, except that the Company has used the equity method to account for its subsidiaries and its variable interest entities. Accordingly, the condensed financial information presented herein represents the financial information of the Company.

Detailed footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote discloses certain supplemental information relating to the operations of the Company and, as such, the condensed financial statements of the Company should be read in conjunction with the notes to the accompanying financial statements of the Group.