Form 20-F
period 2023-12-31
Mynd.ai, Inc.
filed 2024-03-27
CIK 1708441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .
For the transition period from to
Commission file number: 001-38203
Mynd.ai, Inc.

(Exact name of Registrant as specified in its charter)
Not applicable

(Translation of Registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)

Maples Corporate Services Limited,
PO Box 309,
Ugland House,
Grand Cayman KY1-1104
Cayman Islands

(Address of principal executive offices)

Arthur Giterman, Chief Financial Officer
720 Olive Way, Suite 1500
Seattle, WA 98101
Phone: (888) 652-2848
Email: Arthur.Giterman@prometheanworld.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 10 ordinary shares par value US$0.001 per share*	MYND	NYSE American
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2023, there were 456,477,820 ordinary shares outstanding, par value US$0.001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.     ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.     ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).     ☐
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
☐ Yes ☐ No

INTRODUCTION

As used in this Annual Report on Form 20-F (this “Annual Report”), unless the context otherwise requires or otherwise states, references to the “Company,” “Mynd,” “we,” “us,” “our,” and similar references refer to Mynd.ai, Inc., a company formed under the laws of the Cayman Islands, and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. These statements relate to our current expectations and views of future events, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

•our goals and strategies;
•our future business development, financial conditions and results of operations;
•our expectations regarding demand for our educational products and services;
•our ability to attract and retain customers;
•our ability to develop new products and improve and enhance our existing solutions to address additional applications and markets;
•our competitiveness and ability to adapt to technological developments in the use of artificial intelligence;
•our ability to attract, retain and motivate qualified personnel;
•the effect of the recent Merger (hereinafter defined) on our ability to maintain relationships with our customers and business partners, or on our operating results and business generally;
•our cash needs and financing plans;
•competition in our industry;
•our ability to protect ourselves against cybersecurity risks and threats;
•our ability to protect or monetize our intellectual property;
•our ability to maintain the listing of our securities on a national securities exchange; and
•relevant government policies and regulations relating to our industry.
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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
Corporate Overview and Structure

Mynd.ai, Inc. (“Mynd” or the “Company”) is a Cayman Islands exempted company and conducts its business through various subsidiaries. Our operations are principally focused in the United States ("U.S."), Europe, the United Kingdom ("U.K."), and Singapore. Unless otherwise indicated, all references to the “Company”, “we”, “us”, our” shall mean the Company and its subsidiaries. For more information on our subsidiaries, please see Item 4C below.

A.    [Reserved]

B.    Capitalization and Indebtedness

Not Applicable.
C.    Reasons for the Offer and Use of Proceeds

Not Applicable
D.    Risk Factors

The following discussion summarizes material factors that could make an investment in us speculative or risky and should be considered carefully. These risks are interrelated and you should treat them as a whole. Additional risks and uncertainties not presently known to us may also materially and adversely affect our business operations, the value of our ordinary shares/American Depository Shares ("ADS") and our ability to pay dividends to our shareholders. In connection with the forward-looking statements that appear in this Annual Report, in these risk factors and elsewhere, you should carefully review the section above entitled “Forward-Looking Statements.”

Risks Related to our Business and Industry

We generate a substantial portion of our revenue from the sale of large format interactive display products, and any significant reduction in the sales of these products would materially harm our business.

We currently generate a majority of our revenue from the sale of large format Interactive Flat Panel Display (IFPD) products. A decrease in demand for our interactive flat panel displays would significantly reduce our revenue. If any of our competitors introduce attractive alternatives to their interactive flat panel displays, we could experience a significant decrease in our sales as customers migrate to those alternative products, which could have a material adverse effect on our business, financial condition or results of operation.

As a result of market saturation, future sales of interactive displays in developed markets may slow or decrease.

As a result of the high levels of penetration in certain developed markets, such as the U.S., U.K., Denmark and the Netherlands, the education market for interactive flat panel displays may reach saturation levels. Future sales growth in those markets and other developed markets with similar penetration levels may, as a result, be difficult to achieve, and the Company’s sales of interactive flat panel displays may decline in those countries. If we are unable to replace the revenue and earnings that we have historically derived from sales of interactive flat panel displays to the education market in these developed markets, our business, financial condition and results of operations may be materially adversely affected.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely affect our working capital and liquidity throughout the year.

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, driven largely by the purchasing cycles of the educational market. Since the majority of our revenue is driven by U.S. sales and since the bulk of expenditures by school districts occur in the second and third calendar quarters after receipt of budget allocations, we expect quarterly fluctuations in our revenues and operating results to continue. These fluctuations could result in volatility and adversely affect our cash flow. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial position.

Fluctuations in foreign currency exchange rates could harm our financial performance.

We are subject to inherent risks attributed to operating in a global economy. The Company generates approximately 71% of its revenue in the U.S., and 29% of its revenue from outside of the U.S., and the majority of our international sales are denominated in foreign currencies. As a result, any movement in the exchange rates between U.S. dollars and the currencies in which we conduct sales in foreign countries may affect our performance. For example, fluctuations in foreign currencies such as the Sterling, Euro and Chinese Yuan, could have an adverse impact on our revenue and operating results. Gains or losses from the revaluation of certain cash balances, accounts receivable, and intercompany balances that are denominated in these currencies will then also adversely impact our net (loss) income.

We rely on highly skilled personnel, and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively.

Our success depends in large part on continued employment of senior management and key personnel who can effectively operate our business, as well as our ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development (or "R&D") and other employees is intense in the high-technology industry and we may not be able to attract or retain highly qualified personnel in the future. In making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity awards they would receive in connection with their employment. Our long-term incentive programs may not be attractive enough or perform sufficiently to attract or retain qualified personnel.

Our success also depends on having highly trained financial, technical, recruiting, sales and marketing personnel. A shortage in the number of people with these skills or our failure to attract them could impede our ability to increase revenues from our existing products and services, ensure full compliance with federal, state and other applicable regulations, or launch new product offerings and would have an adverse effect on our business and financial results.

We rely on third-party contractors located in countries outside of the U.S. (including contractors employed by affiliated companies of our controlling shareholder) for development of our products, which exposes us to risks associated with doing business in that geographic area. If we are not able to continue to use those third-party contractors, our business, financial conditions, and results of operations may be adversely affected.

We use third-party contractors including contractors employed by affiliated companies of our controlling shareholder, who are located in China and other countries outside the U.S. to develop current and future product lines, and we expect to continue to use such third party contractors, which exposes us to risks associated with reliance on third-party contractors, including but not limited to:

•the failure of the third party to develop our products on-schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over our products or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;
•the termination or non-renewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us;

•the breach by the third-party contractors of our agreements with them;
•the failure of third-party contractors to comply with applicable regulatory requirements;
•the failure of the third party to develop our products according to our specifications;
•the misappropriation or unauthorized disclosure of our intellectual property or other proprietary information, including our trade secrets and know-how.

In addition, any disruption in production or inability of our third-party contractors in China to develop products that meet our needs, whether as a result of a natural disaster, pandemics, trade disruptions or other causes, could impair our ability to operate our business on a day-to-day basis and to continue development of our product lines. For example, the Uyghur Forced Labor Prevention Act bans imports from China’s Xinjiang region unless it can be shown that the goods were not produced using forced labor and this legislation may have an adverse effect on global supply chains which could adversely impact our business and results of operations.

We operate in a highly competitive industry, and if we are not able to maintain or increase our market share, our business, financial condition and results of operations may be adversely affected.

We are engaged in the interactive education industry. It faces substantial competition from developers, manufacturers and distributors of interactive learning products and solutions, including interactive whiteboards, interactive flat panel displays and any comparable or competitive new products that may be offered in the future. The industry is highly competitive and characterized by frequent product introductions and rapid technological advances. These advances include, for example, substantially increased capabilities and use of interactive whiteboards, interactive flat panel displays and micro-computer-based logging technologies and combinations of them. We face increased competition from companies with strong positions in certain markets we serve, and in new markets and regions that we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive flat panel displays and associated products. Increased competition (particularly from Chinese manufacturers) or other competitive pressures have and may continue to result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

In addition, some of our customers are required to purchase equipment by soliciting proposals from a number of sources and, in some cases, are required to purchase from the lowest bidder. While we attempt to price our products competitively based upon the relative features they offer, our competitors’ prices and other factors, we are often not the lowest bidder and may lose sales to lower bidders.

Competitors may also be able to respond to new or emerging technologies and changes in customer requirements more effectively and faster than we can or devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of customers. If these interactive display competitors or other substitute or alternative technology competitors acquire significantly increased market share, it could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to anticipate consumer preferences and successfully develop attractive products, we might not be able to maintain or increase our revenue or achieve profitability.

Our success depends on our ability to identify and originate product and industry trends as well as to anticipate and react to change in demands and preferences of customers in a timely manner. If we are unable to introduce new products or technologies in a timely manner or our new products or technologies are not accepted by our customers, our competitors may introduce more attractive products which would adversely impact our competitive position. Failure to respond in a timely manner to changing consumer preferences could lead to, among other things, lower revenues and excess inventory positions of outdated products.

If we are unable to continually enhance our products and to develop, introduce and sell new technologies and products at competitive prices and in a timely manner, our business will be harmed.

The market for interactive learning and collaboration solutions is still emerging and evolving. It is characterized by rapid technological change and frequent new product introductions, many of which may compete with, be considered as alternatives to or replace our interactive flat panel displays, such as tablet computers. Accordingly, our future success will depend upon our ability to enhance our products and to develop, introduce and sell new technologies and products offering enhanced performance and functionality at competitive prices and in a timely manner.

The development of new technologies and products involves time, substantial costs and risks. Our ability to successfully develop new technologies will depend in large measure on our ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry. The success of new product introductions depends on a number of factors, including allocating sufficient research and development funding, allocating sufficient human resources, timely and successful product development, market acceptance, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of components in appropriate quantities and costs to meet anticipated demand, the risk that new products may have quality or other defects and our ability to manage distribution and production issues related to new product introductions. If we are unsuccessful in selling the new products that we develop and introduce, or any future products that we may develop, we may carry obsolete inventory and have reduced available working capital for the development of other new technologies and products.

If we are unable, for any reason, to enhance existing products and or develop, introduce and sell new products in a timely manner, or at all, in response to changing market conditions or customer requirements or otherwise, our business will be harmed.

Defects in our products can be difficult to detect before shipment. If defects occur, they could have a material adverse effect on our business.

Our products are highly complex and sophisticated and, from time to time, have contained and may continue to contain design defects or failures including software “bugs” or glitches that are difficult to detect and correct in advance of shipping. The occurrence of errors and defects in our products could result in loss of, or delay in, market acceptance of our products, including harm to our brand, and correcting such errors and failures in our products could require significant expenditure of capital by us. In addition, we are rapidly developing and introducing new products, and new products may have higher rates of errors and defects than our established products. The consequences of such errors, failures and other defects and claims could have a material adverse effect on our business, financial condition, results of operations and our reputation.

A failure to keep pace with developments in technology could impair our operations or competitive position.

Our business continues to demand the use of sophisticated systems and technology. These systems and technologies must be refined, updated and replaced with more advanced systems on a regular basis in order for us to meet our customers’ demands and expectations. We will need to respond to technological advances and emerging industry standards in a cost-effective and timely manner in order to remain competitive. The need to respond to technological changes may require us to make substantial, unanticipated expenditures. There can be no assurance that we will be able to respond successfully to technological change. If we are unable to respond to technological changes and meet customers’ demands and expectations in a timely basis or within reasonable cost parameters, or if we are unable to appropriately and timely train our employees to operate any of these new systems, our business could suffer. We also may not achieve the benefits that we anticipate from any new system or technology, and a failure to do so could result in higher than anticipated costs or could impair our operating results.

We may not be successful in our strategy to increase sales in the business and corporate markets.

A significant portion of our revenue has been derived from sales to the education market. Our business strategy contemplates expanding our sales in both the education market, as well as to the corporate sector. Successful expansion into the corporate market will require the Company to develop a unique offering specifically for the corporate market and to develop or acquire new software or partner with a third party to provide software that is attractive specifically to corporate customers. Additionally, we will be required to augment and develop new distribution and reseller relationships, and we may not be successful in developing those relationships. In addition, widespread acceptance of our interactive solutions may not occur due to lack of familiarity with how our products work, the perception that our products are difficult to use and a lack of appreciation of the contribution they can make in the corporate market. In addition, our Promethean brands may be less recognized in these markets as compared to the education market. A key part of our strategy to grow in the corporate market is to develop strategic alliances with companies in the unified communications and collaboration sector, and there can be no assurance that these alliances will help us to successfully grow our sales in such market.

Furthermore, our ability to successfully grow in the corporate market depends upon revenue and cash flows derived from sales to the education market. As the education market represents a significant portion of our revenue and cash flow, we utilize cash from sales in the education market for our operating expenses. If we cannot continue to augment and develop new distributor and reseller relationships, market our brands, develop strategic alliances and innovate new technologies, we may not be successful in our strategy to grow in the corporate market.

We face significant challenges growing our sales in foreign markets.

For our products to gain broad acceptance in all markets, we may need to develop customized solutions specifically designed for each country in which we seek to grow sales and to sell those solutions at prices that are competitive in that country. If we are not able to develop, or choose not to support, customized products and solutions for use in a particular country, we may be unable to compete successfully in that country and our sales growth in that country will be adversely affected.

Growth in many foreign countries will require us to price our products competitively in those countries. In certain developing countries, we have been and may continue to be required to sell our products at prices significantly below those that we are currently charging in developed countries. Such pricing pressures could reduce our gross margins and adversely affect our revenue.

Our customers’ experience with our products will be directly affected by the availability and quality of our customers’ internet access. We are unable to control broadband penetration rates, and, to the extent that broadband growth in emerging markets slows, our growth in international markets could be hindered.

In addition, we may face lengthy and unpredictable sales cycles in foreign markets, particularly in countries with centralized decision making. In these countries, particularly in connection with significant technology product purchases, the Company has experienced recurrent requests for proposals, significant delays in the decision-making process and, in some cases, indefinite deferrals of purchases or cancellations of requests for proposals. If we are unable to overcome these challenges, the growth of our sales in these markets would be adversely affected, and we may be unable to recoup marketing costs, impairing our profitability.

We invest in research and development, and to the extent our research and development investments do not translate into new solutions or material enhancements to our current solutions, or if we do not use those investments efficiently, or such investments are not sufficient, our business and results of operations would be harmed.

A key element of our strategy is to invest in our research and development efforts to develop new products and improve and enhance our existing solutions to address additional applications and markets. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies or if we do not invest enough in R&D, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling solutions and generate revenue, if any, from such investment. As a result of R&D cycles sometimes being delayed, there is a risk that employees working on those projects could exit the business midstream resulting in further delays in order to get new hires or existing employees up to speed on the projects. Additionally, anticipated customer demand for products or solutions that we are developing could decrease after the development cycle has commenced, rendering us unable to recover substantial costs associated with the development of such product or solution. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of solutions that are competitive in our current or future markets, or if we do not invest sufficiently on research and development efforts, it would harm our business, financial condition and results of operations.

We may have difficulty in entering into and maintaining strategic alliances with large established third parties.

We have entered into and we may continue to enter into strategic alliances with third parties to gain access to new and innovative technologies and markets. These parties are often large, established companies. Negotiating and performing under these arrangements involves significant time and expense, and we may not have sufficient resources to devote to our strategic alliances, particularly those with companies that have significantly greater financial and other resources than we do. The anticipated benefits of these arrangements may never materialize, and performing under these arrangements may adversely affect our results of operations.

We are dependent on a limited number of third-party manufacturers and key suppliers for the components used in our products. Our suppliers may not be able to always supply components or products to us on a timely basis and on favorable terms, and as a result, our dependency on third party suppliers may adversely affect our revenues.

We do not manufacture any of the products we sell and distribute and, therefore, we rely on our suppliers for all products and components, and we depend on obtaining adequate supplies of quality components on a timely basis with favorable terms. Some of those components, as well as certain complete products that we sell are provided to us by only one key supplier or contract manufacturer. We are subject to disruptions in our operations if our sole or limited supply contract manufacturers decrease or stop production of components and products, or if such suppliers and contract manufacturers do not produce components and products of sufficient quantity. Alternative sources for our components are not always available. Many of our products and components are manufactured overseas. If we are not able to identify alternative sources for our components in a reasonable time or our sole or limited supply contract manufacturers are delayed in their ability to deliver components to us due to supply chain issues or otherwise, our business, financial condition and results of operations may be adversely affected.

In the event we need to and are unable to timely replace a major supplier with a supplier on substantially equivalent terms, we may be unlikely to meet demand for our products, which may materially adversely affect our business, financial condition and results of operations.

Reliance on third-party manufacturers and suppliers entails risks to which we would not be subject if we manufactured the components for our own products, including:

•reliance on the third parties for regulatory compliance and quality assurance;
•the possible breach of the manufacturing agreements by the third parties due to factors beyond our control or the insolvency of any of these third parties or other financial difficulties, labor unrest, natural disasters or other factors adversely affecting their ability to conduct their business; and
•possibility of termination or non-renewal of the agreements by the third parties, at a time that is costly or inconvenient for us, because of our breach of the manufacturing agreement or based on our own business priorities.

If our contract manufacturers or our suppliers fail to deliver the required commercial quantities of its components required for our products on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement manufacturers or suppliers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis, we would likely be unable to meet demand for our products, and we would lose potential revenue. It may also take a significant period of time to establish an alternative source of supply for our components, which may materially adversely affect our business, financial condition and results of operations.

We, like many other technology companies, rely on microchips and other components to develop our product line, which may face global shortage and supply chain issues, which could negatively affect our business, financial condition, and results of operations.

We rely on microchips and other components to develop our product line and any chip shortages and supply chain constraints would have an adverse impact on our ability to deliver products in a timely manner and increase our cost of sales due to rising prices for materials. In addition, long lead times for components, and events such as local disruptions, natural disasters or political conflict may cause unexpected interruptions to the supply of our products or components. Any such extended lead times for components or other significant adverse impacts on our supply chain could disrupt or delay our scheduled product deliveries to our customers, resulting in inventory shortage, causing loss of sales and customers or increase in component costs resulting in lower gross margins and free cash flow that could negatively affect our business, financial condition and results of operations.

An information security incident, including a cybersecurity breach (whether the incident or breach is the Company’s or one of our vendors), could have a negative impact on our business or reputation.

To meet business objectives, we rely on both internal information technology (IT) systems and networks, and those of third parties and their vendors, to process and store sensitive data, including confidential research, business plans, financial information, intellectual property, and personal data that may be subject to legal protection. The extensive information security and cybersecurity threats, which affect companies globally, pose a risk to the security and availability of these IT systems and networks, and the confidentiality, integrity and availability of our sensitive data. We continually assess these threats and make investments to increase internal protection, detection and response capabilities, as well as ensure our third-party providers have required capabilities and controls to address these risks. To date, we have not experienced any material impact to our business or operations resulting from information or cybersecurity attacks; however, because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential for us to be adversely impacted. This impact could result in reputational, competitive, operational or other business harm as well as financial costs and regulatory action. We maintain cybersecurity insurance in the event of an information security or cyber incident for our material legal entities; however, the coverage may not be sufficient to cover all financial losses or such losses may impact legal entities without cybersecurity insurance.

In addition, the risk of cybersecurity incidents has increased in connection with the ongoing war between Russia and Ukraine, driven by justifications such as retaliation for the sanctions imposed in conjunction with the war, or in response to certain companies’ continued operations in Russia. For example, the war has been accompanied by cyberattacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations and could increase the frequency and severity of cyber-based attacks against our information technology systems. While we have taken actions to mitigate such potential risks, the proliferation of malware from the war into systems unrelated to the war or cyberattacks against U.S. companies in retaliation for U.S. sanctions against Russia or U.S. support of Ukraine, could also adversely affect our operations.

Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on our results of operations.

We are subject to regulations and laws specific to the education sector because we offer solutions and services to students, collect data from students, and offer education and training. Data privacy and security with respect to the collection of personally identifiable information from minors and in particular, students, continues to be a focus of worldwide legislation and regulation. Within the U.S., dozens of states have enacted student data privacy legislation that goes beyond any federal requirements relating to the collection and use of personally identifiable information and other data from minors. Many of these laws impose direct liability on education technology ("EdTech") operators. California, for example, passed the Student Online Personal Information Protection Act ("SOPIPA") which went into effect in 2016 and is considered to be the most comprehensive student data privacy legislation in the U.S. that specifically addressed the changing nature of technology usage in schools by putting responsibility for compliance on the EdTech industry. SOPIPA expressly prohibits operators of a website, online service, or mobile application used primarily for K-12 school purposes from commercializing the collection of covered student data - either by selling it, using it to target advertisements to students or their families, or collecting it for any other noneducational purpose. It applies to any EdTech company regardless of whether they have a contract in place with the school or district. It also removes the idea of consent, meaning parents and students cannot consent to a company’s use of a student’s personal information for commercial purposes. Since the end of 2016, 33 states have introduced a version of California's SOPIPA or a similar piece of legislation that regulates our industry known as the SUPER (Student User Privacy in Education Rights) Act, and 12 states have passed those bills into law. SOPIPA and SUPER, and other recent student privacy laws impose direct liability on EdTech operators.

The continued passage of student data legislation could harm our business by causing schools and districts to be hesitant to do business with EdTech providers for fear of violating new legislation and we may be hesitant to develop new technology which collects student data for fear of running afoul of the new legislation thus resulting in a decrease in revenue. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before students can utilize our services. We post our privacy policies and practices concerning the use and disclosure of student data on our website. However, any failure by us to comply with posted privacy policies, FTC requirements or other privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies or by private litigants that could potentially harm our business, results of operations, and financial condition.

We plan to offer products which feature artificial intelligence (AI). As this technology is new and developing, it may present both compliance risks and reputational risks, and may require strategic investments. We will need to maintain our competitiveness and any failure to adapt to technological developments or industry trends could harm our business. In addition, regulation and fear associated with use of AI enabled products could result in customers refraining from purchasing our products which could potentially harm our business, results of operations, and financial condition.

We plan to offer products and possibly services which feature artificial intelligence (AI) as a component. Given the rapid developments in artificial intelligence, we believe it is likely that the education market has not kept up with recent developments in AI and will thus lag behind other markets in terms of adoption of products which contain AI features and functionality. AI algorithms require massive amounts of data in order to learn and become intelligent enough to be effective. There is a natural suspicion that (i) AI technology may collect data, specifically personal data which is not permitted under applicable law, (ii) AI technology may produce images and text which might infringe on the intellectual property ownership rights of other parties, and (iii) AI technology may use inaccurate or unreliable data to generate the AI thus resulting in inaccurate results or ineffective uses. It is possible that the education market will be cautious in purchasing products which have an AI component for fear that they will inadvertently run afoul of applicable data privacy laws, specifically student data privacy laws, or infringe on third party intellectual property. Furthermore, AI algorithms are based on machine learning and predictive analytics, which can create unintended biases and discriminatory outcomes. We plan to continue to implement measures to address algorithmic bias as we utilize AI features for our products and services. However, there is always a risk that algorithms could produce discriminatory or unexpected results or behaviors (e.g., "hallucinatory behavior," which involves the generation of fabricated information in response to a user's prompt that is presented as factually accurate) that could harm our reputation, business, customers, or stakeholders.

In addition, the use of AI involves significant technical complexity and requires specialized expertise, which presents risks and challenges to the adoption of AI components in our products and services. For example, algorithms may be flawed or datasets may be insufficient, and we may need to hire additional employees with specialized skill sets necessary to address such deficiencies. Any disruption or failure in our AI systems or infrastructure could result in delays or errors in our operations, which could harm our business, results of operations and financial results. Any imposed halt in the adoption of our anticipated AI systems or infrastructure could also harm our business, results of operations and financial results. If we do not sufficiently invest in new technology and industry developments such as AI features and functionality, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our services and solutions, our ability to generate demand for services, attract and retain clients, and our ability to develop and achieve a competitive advantage and continue to grow could be negatively affected.

Further, the emergence of competitors who may be able to optimize products, services or strategies that use advanced computing such as cloud computing, as well as other technological changes and developing technologies, such as machine learning and AI, have, and will require us to make new and costly investments. Transitioning to new technologies may be disruptive to resources and the services we provide and may increase our reliance on third party service providers. We may not be successful or may be less successful than our current or new competitors, in developing technology that operates effectively across multiple devices and platforms and that is appealing to our customers, either of which would negatively affect our business and financial performance. Moreover, given the rapid pace at which AI has advanced, there has been a push by legislators and even the private sector to consider regulation of AI such that it is not used in a potentially harmful way. The potential for regulation and the fears and suspicions associated with use of AI enabled products could result in customers refraining from purchasing our products which could potentially harm our business, results of operations, and financial condition.

We are subject to claims, suits, government investigations, other proceedings, and consent decrees, including a recent permanent injunction order issued by the FTC against Edmodo, LLC, a wholly owned subsidiary of the Company, regarding alleged violations of the Children’s Online Privacy Protection Act (COPPA), the Children’s Online Privacy Protection Rule (COPPA Rule), and the Federal Trade Commission Act. Orders similar to this can result in further scrutiny and further requirements imposed on our business which may result in limitations on our operations which may materially and adversely affect our business, financial condition, and results of operations.

We are subject to claims, suits, government investigations, other proceedings, and consent decrees involving competition, intellectual property, data privacy and security, consumer protection, tax, labor and employment, commercial disputes, content generated by our users, and, in connection with our discontinued Edmodo platform in the U.S., the collection and retention of student data and other matters. Due to our manufacturing and sale of an expanded suite of products and services, we are also subject to a variety of claims including product warranty, product liability, and consumer protection claims related to product defects, among other litigation. We may also be subject to claims involving health and safety, hazardous materials usage, other environmental effects, or service disruptions or failures.

In June 2020, the FTC issued a civil investigative demand to Edmodo. The matter concerned whether Edmodo violated Children’s Online Privacy Protection Act (COPPA), during the period of 2017 through 2021, as well as whether Edmodo's then current privacy practices were in compliance with these laws. On June 27, 2023, Edmodo, the Department of Justice and the FTC settled the matter by entering a permanent injunction against Edmodo. As of the date hereof, the Edmodo platform in the U.S. has been shut down, however, under the consent order, the Edmodoworld platform will likely remain subject to certain requirements. The Edmodoworld platform is scheduled to be discontinued on March 31, 2024. We have already provided notice to all users that the platform will be taken down at close of business on March 31, 2024. Users have been notified that all of their data will be permanently deleted as of April 1, 2024. Once that process is completed, Promethean intends to complete the final wind down of all Edmodo business and the liquidation of the entity will follow shortly thereafter.

Any of these types of legal proceedings can have an adverse effect on the Company because of legal costs, diversion of management resources, negative publicity and other factors. Determining reserves for our pending litigation is a complex, fact-intensive process that requires significant judgment by us. The resolution of one or more such proceedings has resulted in, and may in the future result in, additional substantial fines, penalties, injunctions, and other sanctions that could harm our business, financial condition, and operating results.

Privacy and data protection regulations are complex and rapidly evolving, and we collect, process, store and use personal information and data, which subjects us to governmental regulation and other legal obligations related to privacy; any failure or alleged failure to comply with these laws could harm our business, reputation, financial condition, and operating results.

Authorities around the world have adopted and are considering a number of legislative and regulatory proposals concerning data protection and limits on encryption of user data. Adverse legal rulings, legislation, or regulation have resulted in, and may continue to result in, fines and orders requiring that we change our data practices, which could have an adverse effect on our ability to provide services, harming our business operations. Complying with these evolving laws could result in substantial costs and harm the quality of our products and services, negatively affecting our business, and may be particularly challenging during certain times, such as a natural disaster or pandemic. Amongst others, we are and expect to continue to be subject to the following laws and regulations:

•The General Data Protection Regulation (GDPR), which applies to all of our activities conducted from an establishment in the EU or related to products and services that we offer to EU users or customers, or the monitoring of their behavior in the EU. Ensuring compliance with the range of obligations created by the GDPR is an ongoing commitment that involves substantial costs. If our operations are found to violate GDPR requirements, we may incur substantial fines, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business. Serious breaches of the GDPR can result in administrative fines of up to 4% of annual worldwide revenues. Fines of up to 2% of annual worldwide revenues can be levied for other specified violations;
•Various state privacy laws, such as the California Consumer Privacy Act of 2018 (CCPA), which came into effect in January of 2020; the California Privacy Rights Act (CPRA), which went into effect in January

2023; the Virginia Consumer Data Protection Act (Virginia CDPA), which went into effect in January 2023; and the Colorado Privacy Act (ColoPA), which went into effect on July 1, 2023; all of which give new data privacy rights to their respective residents (including, in California, a private right of action in the event of a data breach resulting from our failure to implement and maintain reasonable security procedures and practices) and impose significant obligations on controllers and processors of consumer data;
•SB-327 in California, which regulates the security of data in connection with internet connected devices; and
•Many state student data privacy laws which may differ from the consumer privacy laws in those states.

Further, we are subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive personal data. On July 10, 2023, the European Commission adopted an adequacy decision for the EU-US Data Privacy Framework (“DPF”). The DPF is the successor to the EU-US privacy shield, which the Court of Justice of the European Union (CJEU) declared invalid in 2020. The adequacy decision means that U.S. businesses that self-certify under the DPF no longer require separate data transfer mechanisms in order to transfer personal data from the European Union to the U.S. Self-certified companies to the DPF will be able to freely transfer personal data from the European Economic Area to the U.S. without having to conduct a data transfer impact assessment (DTIA) or implement supplemental measures. However, any company which relies on other data transfer mechanisms, such as Standard Contractual Clauses (SCCs), may have to adapt its existing contractual arrangements to incorporate DTIA before transferring data. The validity of data transfer mechanisms remains subject to legal, regulatory, and political developments in both Europe and the U.S., such as recent recommendations from the European Data Protection Board, decisions from supervisory authorities, recent proposals for reform of the data transfer mechanisms for transfers of personal data outside the United Kingdom, and potential invalidation of other data transfer mechanisms, which, together with increased enforcement action from supervisory authorities in relation to cross-border transfers of personal data, could have a significant adverse effect on our ability to process and transfer personal data outside of the European Economic Area and/or the United Kingdom.

The requirements for incorporating DTIA to SCCs as well as complying with evolving laws and regulations in this area remains subject to interpretation, including developments which create some uncertainty, and further compliance obligations that could cause us to incur costs or harm the operations of our products and services in ways that harm our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data that could increase the cost and complexity of delivering our services and carries the potential of service interruptions in those countries, which could have an adverse effect on our business, financial condition and results of operation.

Our Promethean World Limited subsidiary is subject to compliance with a National Security Agreement with the U.S. Government. Failure to comply with the terms of this NSA could result in significant civil penalties.

Our Promethean World Limited subsidiary entered into a National Security Agreement (NSA) with the U.S. Government as a condition to closing the Merger (hereinafter defined). The NSA restricts Promethean from disclosing, transferring, or providing access to Protected Data (as defined in the NSA, including certain U.S.-based customer personally identifiable information) and subject to the terms of the Agreement to NetDragon or the Company. The NSA allows for annual audits by a third-party auditor to assess our compliance with the terms of the NSA. Any non-compliance or violations of the NSA may result in significant civil penalties and could potentially harm our business, financial results and our reputation.

Executive Order 13873 issued February 28, 2024 seeks to address the threat of China’s access to Americans' sensitive personal data and, may in time, adversely impact our business.
Executive Order 13873 (the "Order") was issued February 28, 2024 in order to protect Americans' sensitive personal data from exploitation by countries of concern. The Order authorizes the Attorney General to prevent the large-scale transfer of American’s personal data to countries of concern, provides safeguards around other activities that give those countries access to Americans’ sensitive data and directs the Department of Justice ("DOJ") to issue regulations that establish clear protections for Americans’ sensitive personal data from access and exploitation by countries of concern. Additionally, the Order directs the DOJ and Homeland Security to set high security standards to prevent access by countries of concern to Americans’ data through other commercial means such as data available via investment, vendor, and employment relationships. Given the uncertainty of what regulations and what standards will result from the Order, it is uncertain at this time what impact, if any, the Order may have on the Company’s business, but compliance with additional data security regulations could result in an increase in our costs of operations and have an adverse impact on our results of operations.

We are subject to risks inherently related to our international operations.

Sales outside the U.S. represent a significant portion of our revenues. We have committed, and may continue to commit, significant resources to our international operations and sales and marketing activities.

Our significant international operations subject us to several risks related to these international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad, complications in compliance with, and unexpected changes in regulatory requirements under or relating to, foreign laws, international import and export legislation, trading and investment policies, exchange controls, tariffs and other trade barriers, difficulties in collecting accounts receivable, potential adverse tax consequences, uncertainties of laws, difficulties in protecting, maintaining or enforcing intellectual property rights, difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs, and other factors, depending upon the country involved. Moreover, local laws and customs in many countries differ significantly and compliance with the laws of multiple jurisdictions can be complex, difficult and costly. Risks inherent in our international operations may have a material adverse effect on our business.

Risks associated with climate change and other environmental impacts, and increased focus and evolving views of our customers, shareholders, and other stakeholders on climate change issues, could negatively affect our business and operations.

The effects of climate change can create short and long-term financial risks to our business, both in the U.S. and globally. We have significant operations located in regions that have been, and may in the future be, exposed to significant weather events and other natural disasters. Climate related changes can increase variability in or otherwise impact natural disasters, including weather patterns, with the potential for increased frequency and severity of significant weather events (e.g., flooding, hurricanes, and tropical storms), natural hazards (e.g., increased wildfire risk), rising mean temperature and sea levels, and long-term changes in precipitation patterns (e.g., drought, desertification, and/or poor water quality). We expect climate change could affect our facilities, operations, employees, and communities in the future, particularly at facilities in coastal areas and areas prone to extreme weather events and water scarcity. Our suppliers are also subject to natural disasters that could affect their ability to deliver or perform under our contracts, including as a result of disruptions to their workforce and critical infrastructure. Disruptions also impact the availability and cost of materials needed for manufacturing and could increase insurance and other operating costs.

We must comply with the U.S. Foreign Corrupt Practices Act as well as similar applicable anti-bribery laws around the world.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery of or other prohibited payments to foreign officials for the purpose of obtaining or retaining business and requires that we maintain adequate financial records and internal controls to prevent such prohibited payments. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in countries where we do business. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new business, which would put us at a disadvantage. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties which could materially and adversely affect our financial condition and result in reputational harm.

Our worldwide operations will subject us to income taxation in many jurisdictions, and we must exercise significant judgment to determine our worldwide financial provision for income taxes.

We are subject to income taxation in the U.K., the U.S. and numerous other jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. Although we believe our tax estimates are reasonable, our ultimate income tax liability may differ from the amounts recorded in our financial statements. Any additional income tax liability may have a material adverse effect on our financial results in the period or periods in which such additional liability arises.
Income tax law and regulatory changes in the U.S., the E.U. and other jurisdictions, including income tax law and regulatory changes that may be enacted by the U.S. federal and state governments or as a result of tax policy recommendations from organizations such as the Organization for Economic Co-operation and Development (the “OECD”), have and may continue to have an impact on our financial condition and results of operations.
Certain of our subsidiaries provide products to and may from time to time undertake certain significant transactions with us and our other subsidiaries in different jurisdictions. In general, cross-border transactions between related parties and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with nonresident related parties to be priced using arm’s-length pricing principles and require the existence of contemporaneous documentation to support such pricing. A tax authority in one or more jurisdictions could challenge the validity of our related party transfer pricing policies. If in the future any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and results of operations.
We are subject to non-income taxes in many jurisdictions in which we conduct business and significant judgement is required in determining our exposure for non-income taxes.

We are subject to non-income taxes, including withholding, sales, use, and value added taxes, in various jurisdictions in which we conduct business. Fiscal authorities in one or more of those jurisdictions may contend that our non-income tax liabilities are greater than the amounts we have accrued and/or reserved for. Moreover, future changes in non-income tax laws or regulations may materially increase our liability for such taxes in future periods.
Significant judgment is required in determining our exposure for non-income taxes. These determinations are highly complex and require detailed analysis of the available information and applicable statutes and regulatory materials. Although we believe our tax determinations are reasonable, tax authorities in certain jurisdictions may disagree. Moreover, certain jurisdictions in which we do not collect or pay withholding, sales, use, value added, or other non-income taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, and we may be required to collect or pay such taxes in the future.

If we are unable to ship and transport components and final products efficiently and economically across long distances and borders, our business would be harmed.
We transport significant volumes of components and finished products across long distances and international borders. Any increases in our transportation costs, as a result of increases in the price of oil or otherwise, would increase costs and the final prices of our products to customers. In addition, any increases in customs or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase costs or the final cost of products to customers or decrease margins. Such increases could harm our competitive position and could have a material adverse effect on our business. The laws governing customs and tariffs in many countries are complex and often include substantial penalties for non-compliance. Disputes may arise and could subject us to material liabilities and have a material adverse effect on our business. It should be noted that the highly charged geopolitical climate between the U.S. and China has already resulted in the imposition of tariffs on the import of many of our products into the U.S. from China. To the extent that China takes any actions that are seen by the U.S. administration to be adverse in nature to the U.S. or its allies, the U.S. could institute additional tariffs or increase existing tariffs which could have a material adverse effect on our business.

If we are unable to ship and transport components and final products efficiently and economically due to violence and dangerous conditions in certain shipping routes, our business would be harmed.

We transport significant volumes of components and finished products across long distances and international waters. The consequences of piracy are far-reaching and multi-faceted. Shipping companies face increased insurance costs, higher security measures, and disruptions to their supply chains. There is an increased threat of violence and hostage-taking in several shipping routes between China and Europe and the U.S. The carriers we use may be unable to enter certain shipping routes as a result of dangerous conditions or potential violence due to these increased risks.

Such increased risks could cause the delivery of our products to be significantly delayed which could harm our competitive position and have a material adverse effect on our business.

If our procedures to ensure compliance with export control laws are ineffective, our business could be harmed.

Our extensive international operations and sales are subject to far reaching and complex export control laws and regulations in the U.S. and elsewhere. Violations of those laws and regulations could have material negative consequences for us including large fines, criminal sanctions, prohibitions on participating in certain transactions and government contracts, sanctions on other companies if they continue to do business with us and adverse publicity, any of which could have a material adverse effect on our business, financial condition and results of operation.

We may fail to realize some or all of the anticipated benefits of the Merger and related transactions (see Item 4A "History and Development of the Company"), which could adversely affect the value of our ADSs.

The achievement of the anticipated benefits of the Merger is subject to a number of uncertainties, including general competitive factors in the marketplace and whether we are able to integrate our business in an efficient and effective manner and establish and implement effective operational principles and procedures. Failure to achieve these anticipated benefits could result in increased costs, decreases in revenues and diversion of management’s time and energy, and could materially impact our business, cash flows, financial condition or results of operations. While we anticipate that the Merger will help us realize the anticipated growth opportunities and other benefits, we cannot predict with certainty if or when these growth opportunities and benefits will occur, or the extent to which they actually will be achieved. For example, the benefits from the Merger may be offset by costs incurred by us. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additional unanticipated costs may be incurred, which may be higher than expected and could have a material adverse effect on the combined company’s financial condition and operating results. If we are not able to successfully achieve these objectives, the anticipated cost savings, synergies, growth opportunities and other benefits that we expect to achieve as a result of the Merger may not be realized fully, or at all, or may take longer than expected to realize.

It is possible that the integration process could take longer or be more costly than anticipated or could result in the loss of key employees, the disruption of our ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of the combined company to maintain relationships with suppliers, customers and employees, to achieve the anticipated benefits of the Merger or maintain quality standards. An inability to realize the full extent of, or any of, the anticipated benefits of the Merger, as well as any delays encountered in the integration process, could have an adverse effect on the combined company’s business, cash flows, financial condition or results of operations, which may affect the value of our ADSs.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future. Failure to remediate such material weaknesses in the future or to maintain an effective system of internal control could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. As set forth in "Item 15 - Controls and Procedures," we have identified several material weaknesses in our internal controls over financial reporting, as well as our plans to mitigate and remediate such weaknesses.

While we believe that the actions we have taken and will continue to take as outlined in Item 15 below, will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal controls over financial reporting. Accordingly, there could continue to be a reasonable possibility that these deficiencies or others could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

The process of designing and implementing internal control over financial reporting required to comply with Section 404 of the Sarbanes-Oxley Act will be time consuming, costly and complex. If during the evaluation and testing process, we identify one or more other material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, and when required in the future, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Fulfilling our obligations as a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002, and the Dodd-Frank Act, is expensive and time-consuming.

We are subject to the reporting, accounting and corporate governance requirements of the NYSE and the Exchange Act, Sarbanes-Oxley Act of 2002 and Dodd-Frank that apply to issuers of listed equity, which impose certain compliance requirements, costs and obligations upon us. The expenses associated with being a public company include those related to auditing, accounting and legal fees, investor relations, directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. In addition, if we are unable to maintain effective internal control over financial reporting, we may be unable to report our financial condition or financial results accurately or to report them within the timeframes required by the SEC.

As a public company, we are required, among other things, to have in place comprehensive governance, financial reporting, compliance and investor relations functions, subject to any exemptions that may apply to us as a “foreign private issuer” and a “controlled company” under applicable NYSE rules and regulations. Failure to comply with any applicable requirements of being a public company listed in the U.S. could subject us to sanctions or investigations by the SEC, NYSE or other regulatory authorities and could potentially cause investors to lose confidence in the accuracy and completeness of our financial reports.

Risks Related to Our Intellectual Property

We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.

Our commercial success depends to a significant degree upon our ability to develop new or improved technologies and products. Some of those new or improved technologies could be protected for use only by us or by our customers by obtaining patents or other intellectual property rights or statutory protection for these technologies and products in the U.S. and other countries. We will seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider having commercial value or that will likely give us a technological advantage. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with pending patent applications, and claims allowed may not be sufficient to allow us to use the inventions that we create exclusively. Furthermore, any patents issued could be challenged, re-examined, held invalid or unenforceable or circumvented and may not provide sufficient protection or a competitive advantage. In addition, despite efforts to protect and maintain patents, competitors and other third parties may be able to design around their patents or develop products similar to our products that are not within the scope of their patents. Finally, patents provide certain statutory protection only for a limited period of time that varies depending on the jurisdiction and type of patent. The statutory protection term of certain of our material patents may expire soon and, thereafter, the underlying technology of such patents can be used by any third-party including competitors.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involving complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in our patents, their enforceability and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of the U.S. Even if our patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. There can be no assurances that any of our issued patents or pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to the Company.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights in the U.S. and other countries. However, our ability to protect our brands by registering certain trademarks may be limited. In addition, while we will generally enter into confidentiality and nondisclosure agreements with our employees, consultants, contract manufacturers, distributors and resellers and with others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

•misappropriation of our proprietary and confidential information, including technology, will nevertheless occur;
•our confidentiality agreements will not be honored or may be rendered unenforceable;
•third parties will independently develop equivalent, superior or competitive technology or products; or
•disputes will arise with our current or future strategic licensees, customers or others concerning the ownership, unauthorized disclosure of our know-how, trade secrets or other proprietary or confidential information will occur.
There can be no assurances that we will be successful in protecting, maintaining or enforcing our intellectual property rights. If we are unsuccessful in protecting, maintaining or enforcing our intellectual property rights, then our business, operating results and financial condition could be materially adversely affected, which could:

•adversely affect our relationships with current or future distributors and resellers of our products;
•adversely affect our reputation with customers;
•be time-consuming and expensive to evaluate and defend;
•cause product shipment delays or stoppages;
•divert management’s attention and resources;
•subject us to significant liabilities and damages;
•require us to enter into royalty or licensing agreements; or
•require us to cease certain activities, including the sale of products.

If it is determined that we have infringed, violated or are infringing or violating a patent or other intellectual property right of any other person or if we are found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, we may be prohibited from developing, using, distributing, selling or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property right. There can be no assurances that we will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If we do not obtain such a license or find a cost-efficient workaround, our business, operating results and financial condition could be materially adversely affected, and we could be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

Our business may suffer if it is alleged or determined that our technology or another aspect of our business infringes the intellectual property of others.

The markets in which we will compete are characterized by the existence of many patents and trade secrets and also by litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, in recent years, individuals and groups have purchased patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like us. Also, third parties may make infringement claims against us that relate to technology developed and owned by one of our suppliers for which our suppliers may or may not indemnify us. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations and determining the extent of such obligations could require additional litigation. Claims of intellectual property infringement against the Company or its suppliers might require us to redesign our products, enter into costly settlements or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting us from marketing or selling our products or services. If we cannot or do not license the infringed intellectual property on reasonable terms or at all, or substitute similar intellectual property from another source, our revenue and operating results could be adversely impacted. Additionally, our customers and distributors may not purchase our offerings if they are concerned that they may infringe third party intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and cause us to incur significant expenses. The occurrence of any of these events may have a material adverse effect on our business, financial condition and operating results.

New legislation and changes in the regulatory requirement regarding private education and preschool education in Singapore may materially and directly or indirectly affect our business operations and prospects.

In Singapore, the operation of kindergartens is regulated by the Early Childhood Development Centres Act, which was passed in 2017. This act sets forth certain prerequisite requirements that must be met to obtain a license to operate a kindergarten, such as physical requirements, staffing requirements and financial requirements. The Early Childhood Development Agency, an autonomous agency formed in 2013 and hosted under the Ministry of Social and Family Development of Singapore, serves as the regulatory and developmental authority for the early childhood sector in Singapore, overseeing various aspects of children’s development, such as the setting up and licensing of kindergartens. Any change or addition to the laws and regulations imposed by authorities overseeing the preschool education sector in Singapore may have a material adverse effect on our Singapore operations, which would in turn adversely affect our financial condition and results of operations.

Misbehavior or unsatisfactory performance by the teachers operating under our brands or operated by our franchisees will hurt our reputation and potentially our results of operations and financial condition.

The teachers operating under our brands are the ones who interact directly with the students and their families. Despite our constant emphasis on service quality, our continuous training of teachers as well as our close supervision, we cannot assure that the teachers operating under our brands will completely follow our service manual and standards at all times. Any misbehavior or unsatisfactory performance by these teachers will hurt our reputation and potentially our results of operations and financial condition. Any significant negative publicity associated with one of our facilities may directly affect our operational results, as children may choose to temporarily stop coming to our teaching facilities, families may decide to withdraw their children’s enrollments, and franchisees and business partners may request to terminate our relationships or delay the opening of their franchised teaching facilities.

Injuries, accidents, food quality incidents or other harm suffered by students or employees at the facilities under our brands or operated by our franchisees may damage our reputation and subject us to liabilities.

Operating childcare and learning centers involve inherent risks associated with the safety and wellbeing of our students and other people visiting or working at the teaching facilities. Teaching facilities under our brands or operated by the franchisees could face negligence claims for inadequate maintenance of the teaching facilities or lack of supervision of the teachers and other employees. In addition, any defects in indoor and outdoor playground equipment in the teaching facilities or educational tools they use in classrooms may cause harm to students. The owners of these teaching facilities, and even us, therefore, could be liable for accidents, injuries, food quality incidents or other harm to students or other people at the teaching facilities, which may adversely affect their ability to fulfill their obligations under the service agreements with us. Even if they are found not legally liable for such accidents or injuries, disputes on liabilities or general complaints by parents regarding food quality, students wellbeing or, from time to time, air quality and renovation fumes within the teaching facilities may create unfavorable publicity and our reputation may be damaged on such occasions. Additionally, although we maintain certain liability insurance, the insurance coverage may not be adequate to fully protect us from claims and liabilities, and reoccurrence of similar accidents may make it difficult for us to obtain liability insurance at reasonable prices in the future. Defending such claims may also cause us to incur substantial expenses and divert the time and attention of our management.

Risks Related to the Ownership of our Ordinary Shares or ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been, and is likely to continue to be, volatile and could fluctuate widely due to multiple factors, some of which are beyond our control and which may materially adversely affect the market price and marketability of the ADSs and our ability to raise capital through equity financings. These factors include the following:
•regulatory developments affecting us, our customers, or our industry;
•variations in our revenues, earnings, cash flow and data related to our operations;
•changes in market condition, market potential and the competitive landscape;
•announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•announcements of new offerings, solutions and expansions by us or our competitors;
•fluctuations in global economies;
•changes in financial estimates by securities analysts;
•negative publicity about us, our services or our industry;
•announcements of new regulations, rules or policies relevant to our businesses;
•additions or departures of key personnel and senior management;
•release of lock-up or other transfer restrictions on our outstanding equity securities, including the conversion of our outstanding convertible note in the principal amount of $65.0 million; and
•potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have brought securities class action suits against certain companies following periods of instability in the market price of their securities. If we were to become involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require it to incur significant expenses to defend the suit, which could harm its results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived sales of our Shares or ADSs in the public market could cause the price of our ADSs to decline.

Sales of our Shares or ADSs, either in the public market or through a private placement, or the perception that these sales could occur, could cause the market price of our ADSs to decline. It cannot be predicted what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADS and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about the Company or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for ADSs to decline.

Any conversion of our senior convertible note will dilute the ownership interest of existing ordinary shareholders and holders of our ADSs.

The conversion into ordinary shares of some or all of the $65.0 million in aggregate principal amount of our Senior Secured Convertible Note due 2028 will dilute the ownership interests of existing ordinary shareholders and holders of the ADSs. Any sales of the ADSs issuable upon such conversion could adversely affect prevailing trading prices of the ADSs. In addition, any actual or anticipated conversion of the Note into ADSs could significantly depress the trading price of the ADSs.

We have incurred and may incur additional indebtedness.

We currently rely on, and may in the future rely on, the incurrence of indebtedness as a source of liquidity. Our ability to make payments on and to refinance our existing or future indebtedness will depend on our ability to generate cash in the future from operations, financing or asset sales.

If we are unable to satisfy our obligations with respect to our borrowings, comply with the covenants with respect to such borrowings or fulfill the conditions applicable to such borrowings, or any of our lenders from time to time fail to fund their lending commitments (whether due to insolvency, illiquidity or other reasons), our business, financial condition, results of operations, liquidity and our ability to meet our obligations could be adversely impacted. We could also be forced to take unfavorable actions, including business and legal entity restructuring, limited new business investment, asset sales or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness.

If we seek to refinance our indebtedness, we may be unable to do so on terms acceptable to us or at all. Market disruptions, as well as our indebtedness level, may increase our cost of borrowing or adversely affect our ability to refinance our obligations as they become due. If we are unable to refinance our indebtedness or access additional credit, or if short-term or long-term borrowing costs dramatically increase, our ability to meet our short and long-term obligations could be adversely affected, which would have a material adverse effect on our business, financial condition, results of operations and liquidity.

In addition, the level of our indebtedness could put us at a competitive disadvantage compared to our competitors that are less leveraged than us. These competitors could have greater financial flexibility to pursue business strategies and secure financing for their operations. The level of our indebtedness could also impede our ability to withstand downturns in our industry or the economy in general.

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

As a “foreign private issuer” incorporated in the Cayman Islands and a "controlled company" within the meaning of the NYSE corporate governance rules, the Company is permitted to, and does, adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if the Company complied fully with the NYSE corporate governance listing standards.

The Company is a Cayman Islands exempted company listed on the NYSE and is subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent. If the Company chooses to follow certain home country practices, the shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

Our status as a "controlled company" could make our ADSs less attractive to some investors or otherwise harm our share price.

As of the date of this Annual Report, NetDragon owns approximately 74% of our issued and outstanding ordinary shares. As our majority shareholder, NetDragon continues to be able to control the appointment of our directors, exert substantial influence over our corporate and management policies and determine, without the consent of our other shareholders, the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. NetDragon also has sufficient voting power to approve amendments to our Sixth Amended and Restated Memorandum and Articles of Association. Accordingly, should the interests of NetDragon differ from those of other shareholders, the other shareholders may not have the same protections afforded to shareholders of companies that are not controlled companies. Our status as a controlled company could make our ADSs less attractive to some investors or otherwise harm the trading price of our ADSs.

We and our shareholders may have conflicts of interest with NetDragon.

Conflicts of interest may arise between NetDragon and us, since NetDragon continues to engage in transactions with us. Further, NetDragon may, from time to time, acquire and hold interests in, or maintain business relationships with, businesses that compete directly or indirectly with us. In general, NetDragon could pursue business interests or exercise its voting power as a shareholder in ways that are detrimental to us but beneficial to themselves or to other companies in which they invest or with whom they have relationships.

In addition, adverse publicity, regulatory scrutiny and pending investigations by regulators or law enforcement agencies involving NetDragon could negatively impact our reputation due to our relationship with NetDragon, which could materially and adversely affect our business, results of operations, financial condition and liquidity.

The Chairman of our board of directors may have actual or potential conflicts of interest due to his NetDragon equity ownership or his current or former NetDragon positions.

The Chairman of our board of directors is, and will likely continue to be, a NetDragon officer and director and, thus, have professional relationships with NetDragon’s other executive officers, directors or employees. In addition, by virtue of our Chairman's current NetDragon positions and ownership of NetDragon equity, these relationships and financial interests may create, or may create the appearance of, conflicts of interest when our Chairman is faced with decisions that could have different implications for NetDragon and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between NetDragon and us regarding the terms of any agreements between us and NetDragon that may arise from time to time.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because the Company is incorporated under Cayman Islands law.

The Company is an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our sixth amended and restated memorandum and articles of association (or the A&R MAA), the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the Company’s shareholders and the fiduciary duties of the Company’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a different body of securities laws than the U.S. and provides significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the U.S. There is no statutory recognition in the Cayman Islands of judgments obtained in the U.S., although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the amended and restated memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. The Company’s directors have discretion under the A&R MAA, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to the Company’s shareholders, except as conferred by law or by ordinary resolution of the Company's shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. If we choose to follow our home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have greater difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

The Company is a foreign private issuer under the Exchange Act, and exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

The information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

ITEM 4. INFORMATION ON THE COMPANY
A.    History and Development of the Company

In January 2007, we were incorporated under the name of Top Margin Limited, as an exempted company under the laws of the Cayman Islands. In June 2017, we changed our corporate name to RYB Education, Inc., and in May of 2022, we changed our corporate name again to Gravitas Education Holdings, Inc. On December 13, 2023, in connection with the transactions described immediately below under "The 2023 Transactions," we changed our corporate name to Mynd.ai, Inc.
Our principal executive offices are located at 720 Olive Way, Suite 1500, Seattle, WA 98101. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. We also maintain a website at www.mynd.ai, where we regularly post copies of our press releases as well as additional information about us. From time to time, we may also use our website for disclosure of material information about our business and operations. Our filings with the SEC are available free of charge through the website as soon as reasonably practicable after being electronically filed with or furnished to the SEC. Information contained in our website is not a part of, nor incorporated by reference into, this Annual Report or our other filings with the SEC, and should not be relied upon.

All trademarks, service marks and trade names appearing in this Annual Report are the property of their respective holders. Use or display by us of other parties’ trademarks, trade dress, or products in this Annual Report is not intended to, and does not, imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

Information on our principal capital expenditures and divestitures is included below under “Item 5. Operating and Financial Review and Prospects.”

The 2023 Transactions
On April 18, 2023, we entered into an agreement and plan of merger among Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (the “Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), a Cayman Islands exempted company, and solely for purposes of certain named sections thereof, NetDragon (the "Original Merger Agreement") as amended via a certain Omnibus Amendment and Waiver dated as of October 18, 2023 (the “First Amendment”); and as further amended via a Second Omnibus Amendment and Waiver, dated as of December 7, 2023 (the “Second Amendment”) (both the First Amendment and the Second Amendment, together with the Original Merger Agreement, are collectively referred to herein as the “Merger Agreement”). The Merger Agreement contemplated that Best Assistant would transfer the education business of NetDragon outside of the Peoples Republic of China ("PRC") to eLMTree Inc., a Cayman Islands exempted company limited by shares and wholly-owned by Best Assistant who became a party to the Merger Agreement by executing a joinder on August 18, 2023 (“eLMTree”), and Merger Sub would merge with and into eLMTree with eLMTree continuing as the surviving company and becoming our wholly owned subsidiary (such transactions collectively, the “Merger”).

On December 13, 2023, we consummated the closing of the transactions contemplated by the Merger Agreement and certain other agreements set forth therein (“Closing”), pursuant to which, (i) Best Assistant transferred the education business of NetDragon outside of the PRC to eLMTree, (ii) Merger Sub merged with and into eLMTree with eLMTree continuing as the surviving company and becoming our wholly owned subsidiary, (iii) we changed our name to “Mynd.ai, Inc.” and (iv) we issued 329,812,179 of our ordinary shares to NetDragon WebSoft, Inc. (“ND BVI”), a wholly-owned subsidiary of NetDragon, and 96,610,041 of our ordinary shares to former shareholders of Best Assistant. The Company is now listed on NYSE American LLC, and our ADS trade under the symbol “MYND.”

Also concurrent with the Closing of the Merger:

•we transferred our entire education business in the PRC to Rainbow Companion, Inc., a purchaser consortium formed by the Founding Shareholders (as hereinafter defined) and their affiliates in consideration of $15 million (the “2023 Divestiture”);
•ND BVI, a wholly-owned subsidiary of NetDragon, purchased an aggregate of 8,528,444 of the Company’s ordinary shares from Joy Year Limited, Bloom Star Limited, Ascendent Rainbow (Cayman) Limited (“ACP”), Trump Creation Limited and China Growth Capital Limited (collectively, the “Founding Shareholders”), for an aggregate consideration of $15 million (the “Secondary Sale”); and
•Nurture Education Cayman Limited, an affiliate of ACP, purchased a $65.0 million convertible promissory note from us (the “Convertible Note”).
As a result of the foregoing transactions, we have ceased operations of all education business in China and NetDragon, through ND BVI, is the holder of approximately 74% of our issued and outstanding shares.
The Merger has been accounted for as a reverse acquisition where Gravitas Education Holdings, Inc. was the legal acquirer, but eLMTree was deemed to be the acquirer for accounting purposes, resulting in inclusion of eLMTree financial information for all historical periods presented.

B.    Business Overview

We are dedicated to creating a robust, seamless, and comprehensive digital communication and collaboration platform for the education, business, and public sectors. Our solutions include a wide range of interactive tools and technologies, with our award-winning interactive displays at the forefront. Our comprehensive software platform is designed to make it easier than ever to create captivating lessons, presentations, and training programs that immerse people in a world of vibrant multimedia, real-time collaboration, and imaginative instruction.

Promethean.
Promethean, our leading, award-winning subsidiary, is working to transform the way the world learns and collaborates. Promethean produces large touch screen interactive flat-panel displays (“IFPDs”) and teaching applications and collaboration software primarily used in the education market in the U.S., the U.K. and Europe. Over the last 25 years, Promethean has sold its front of class solutions in over 125 countries around the globe. Promethean’s award-winning IFPD, the ActivPanel, was designed to engage students, connect colleagues, and bring out the brilliance in everyone. Our interactive displays are also integrated with powerful Explain Everything software that provides a state-of-the-art infinite canvas whiteboard to engage students with a wide variety of content and resources directly from the panel, including customizable templates, unsplash imagery, YouTube videos, browsers, clipart, and more. Teachers can import multiple file types directly into the whiteboard and enhance and manipulate them in real time. The Explain Everything Whiteboard App works seamlessly alongside Promethean’s other popular Apps such as Timer, Spinner, and Polling. Additionally, Promethean develops award-winning lesson delivery and teaching software. Our popular ActivInspire software helps make learning fun and engaging, and lesson preparation and delivery easier for teachers. Promethean’s recently introduced Explain Everything Advanced platform can be used to record, edit, and share unlimited lessons within the software using our patented tool enabling students to view them anytime. This platform also integrates with OneDrive, Dropbox, Google Classroom and other applications. In addition, we believe the corporate workplace provides opportunity for similar use cases for our products in meeting rooms, collaboration areas, and training facilities. Our products are currently sold to and used by corporations, and we intend to continue to innovate our solutions for corporate uses to expand and grow our market opportunity.

Founded in 1996 by Tony Cann in Blackburn, England, Promethean was created by teachers, for teachers. Seeking to alleviate teachers’ workload, Promethean pioneered interactive whiteboards and sold over one million interactive whiteboards over the following ten years.
As Promethean continued to develop its market leading interactive whiteboards and started to develop its new IFPDs, it sought to further improve student outcomes by designing lesson delivery software, such as ActivInspire in 2009 and ClassFlow in 2014. By 2015, Promethean was one of the few interactive learning companies that had a combined hardware and software solution. In November 2015, NetDragon, a leading developer and operator of online games and mobile internet platforms in China, acquired Promethean as part of its commitment to scale its online education business to pursue its vision of creating an online learning community, and to bring the “classroom of the future” to schools around the world.

More than 25 years of product development experience and close relationships with the teaching community has positioned the Company to adapt to and understand teacher and student needs, and we believe positions us well to successfully address “pain points” in the classroom. According to management commissioned reports on the world IFPD market, as of December 31, 2023, Promethean held a 26.7% share of the IFPD market in the U.S. and a 17.4% share of the global market, excluding China. For the year ended December 31, 2023, Promethean’s business in the U.S. generated $293.3 million in revenue and its business outside of the U.S. generated $120.2 million in revenue.

Our global coverage is facilitated by Promethean’s strong, far-reaching relationships with over two hundred distributor and reseller partners with whom Promethean has a direct relationship, and more than fifteen hundred resellers globally with whom Promethean has worked with through its distributor relationships.

Through these far-reaching relationships, Promethean is also expanding its presence in the corporate market where our interactive flat panel displays facilitate real-time collaboration in corporate training spaces and corporate meeting rooms. Paired with our suite of peripheral products, our solutions are making it easier for companies to connect, collaborate, and communicate no matter where they are and no matter what devices they are using.

Product Overview

Our commitment is to deliver solutions to customers' most pressing problems: easy, secure sign-in options, streamlined connection to content, flexible lesson delivery software, and personalized user experiences. Promethean products are comprised of interactive smart displays, accessories, and software. The ActivPanel 9 range of Promethean products come equipped with a full suite of the Promethean classroom essential engagement applications (Whiteboard, Annotate, Spinner, Timer) and ActivInspire, our easy-to-use lesson delivery software. The ActivPanel LX can be paired with a computing module that fits nearly any ecosystem whether it be Google, Windows, or Android.

Interactive Displays
ActivPanel 9 is Promethean’s latest generation IFPD and is available in two models: ActivPanel 9 or ActivPanel 9 Premium with ActivSync. Designed after listening to customers across the globe, Promethean designed the IFPD to facilitate use with minimal maintenance and training. ActivPanel 9 provides enhanced interactivity, enhanced security, Bluetooth on-board, and advanced computing power. With our patented ActivSync technology, the ActivePanel 9 Premium helps eliminate the digital barriers between devices and enables increased connectivity, customizable settings, and enhanced mobility, so teachers can move around the classroom freely. ActivSync technology allows the teacher to save and open files quickly and easily between the ActivPanel and their device, access their content and customizations from any ActivPanel 9 with their roaming profiles, and connect their devices directly to the panel with one cable for their audio, video and data. Additionally, ActivPanel 9 features pen and touch differentiation, near-field communication, proximity for warm boot, a USB-C 3.2 port, and more continuous touch points than the previously offered ActivPanel Nickel. The ActivPanel 9 allows authentication with multiple sign-in options, including a password, QR code, Promethean desktop app, and NFC card. It allows teachers to lock their panel quickly and easily when they need to be away from the panel for a short time and they can sign out of their panel from anywhere to ensure their data is kept safe.

ActivPanel LX is Promethean’s easy to use, flexible, and affordable front-of classroom display. This IFPD is designed to work with a school’s existing technology platform along with the software and applications that teachers already know and love. The ActivPanel LX can be plugged into a laptop with a single USB-C cable instantly turning the teacher’s computer into a large-format interactive display. It can also be paired with a computing module that fits a school’s preferred ecosystem, whether that is Google, Windows, or Android, giving the school maximum flexibility especially as the school’s EdTech needs change. The ActivPanel LX is easy to install and set up, requiring minimal training and limited support from IT staff. IT administrators should not need to enroll, manage, or frequently update the panels, or deal with security issues. For a lower price than ActivPanel 9 or ActivPanel 9 Premium, the ActivPanel LX offers: A crystal clear 4K display that leverages HDMI 2.0 technology; Gigabit ethernet ports for uncompromised network speeds to a connected OPS device; LCD bonded glass offering excellent writing and viewing experiences; Advanced touch technology providing pen and touch; differentiation, palm erase, and 20 points of touch; and dual front-facing speakers, an integrated full-length pen tray, and a wall mount.

ActivPanel 9 for the Workplace (ActivPanel 9 Pro), is designed to enhance collaboration in the corporate environment. The ActivPanel 9 Pro provides an exceptional touch experience, high-caliber audio and visuals, bonded glass for improved viewing and brightness, and one-touch access to the web and cloud. Each panel includes built-in business templates and integrated partner tools and apps, including UC Workspace Quicklaunch, which allows the user to customize their experience. As with ActivPanel 9, ActivPanel for the Workplace also features pen and touch differentiation, near-field communication, proximity for warm boot, a USB-C 3.2 port, and more continuous touch points than the previously offered ActivPanel Nickel. Every ActivPanel 9 Pro comes with a suite of peripherals that enhance the user experience including a Logitech wireless keyboard with trackpad and a highly functional ActivPen that can be used as a virtual laser pointer, slide advancer and magnifying tool and the ActivPanel 9 Pro comes with a 5-year warranty.

Software
Explain Everything Advanced is Promethean’s web-based lesson creation and delivery software platform that brings together some of the most effective and popular education tools, apps, resources, and content into a convenient one-stop shop. Using Explain Everything Advanced, teachers can tap into a wealth of online training videos, webinars and in-person support. Additionally, teachers are just a click away from dozens of engaging, customizable templates, loads of shapes, symbols, clipart and other popular online resources. Designed to be used for in-person, remote, and hybrid environments, it allows teachers to record their lessons and then edit them using Promethean's patented tool, so they can be shared with students anytime. Teachers have the flexibility to create compelling, engaging lessons from anywhere at any time and display them on their panel, board, or projector. This platform also integrates with OneDrive, Dropbox, Google Classroom, and much more. The Promethean Engineering team continues to innovate and the next iteration of the Explain Everything Platform is expected to include a wide range of new features including ActivInspire flipchart import and math tools, among others.

ActivInspire, is Promethean’s downloadable and collaborative lesson-delivery software, designed by teachers, for teachers. Capable of being run on any major operating system, ActivInspire allows teachers to seamlessly leverage and enhance existing content and resources. Prominent features of ActivInspire include: ability to smoothly insert multimedia into flipcharts, use of Clock, Timer and Spotlight tools to focus students’ attention, gradual exposure of information with the Revealer tool, interaction with documents, websites, and other resources with the Annotation tool, use of interactive ruler, compass and protractor, and access to free resource pack. ActivInspire is currently offered at no charge with the purchase of Promethean's premium ActivPanels but it is also available for purchase to be used with any third party front of class display device.

Accessories
We also offer accessories for our IFPDs, including the Distance Learning Bundle (with webcam and tripod), Chromebox (facilitating instant access to Google applications and the Google Chrome ecosystem), ActivConnect OPS-M (facilitating access to the Microsoft ecosystem and ability to choose the customer's preferred interactive display operating system), ActivSoundBar (delivering up to 90 decibels of power), ActivPanel Stands (stands and mounts for the ActivPanels), and the OPS-A computing module (an Android 12 device built specifically for use with the ActivPanel LX)

Edmodo

Through our indirect, wholly-owned subsidiary, Edmodo, we operate a software platform known as Edmodoworld, outside of the U.S. in several schools in Hong Kong, Thailand, Egypt and Ghana. Edmodo provides a subscription-based product marketed mainly to Ministries of Education to enable their teachers to share content, quizzes and assignments and manage communications with students and colleagues. Earlier this year, we decided to shut down the Edmodoworld platform. Notice has been given to all users of Edmodoworld that the platform will be shut down permanently on March 31, 2024 and all accounts and data within those accounts will be permanently destroyed. It is the intention to wind down all remaining accounts of Edmodo and dissolve the company some time in the second quarter of 2024.

Early Childcare Learning Business

Global EduHub: Through our 85% owned subsidiary, Global EduHub Holdings Ltd. (“GEH”), and its various network of subsidiaries located in Singapore, we (i) own and operate 17 childcare/early childcare learning centers offering a proprietary curriculum for children aged two months to six years, which operate under the “Mulberry Learning”, “Alphabet Playhouse” and “Little Greenhouse” brands, (ii) own and operate three community based student care centers operated as “Nascan” centers, (iii) operate thirty-nine school based (under the supervision of the Ministry of Education) Nascan student care centers that provide kindergarten and after school services for children and students from ages five to 12 years old, (iv) operate as franchisor, 14 childcare centers for children aged two months to six years and (v) operate as franchisor, six Nascan child care centers. The student care business is regulated by the Ministry of Education while the early childhood education/learning centers cater to private families with varying levels of income.
Sales and Marketing
The K-12 education market is highly fragmented, with an estimated 36.2 million K-12 classrooms worldwide outside of China. K-12 schools and school districts vary widely in size and often have unique technology requirements, including the need for installation, training, support and service. For these two principal reasons, resellers are the primary conduit through which K-12 schools purchase technology solutions of all types, including hardware, software and cloud-based solutions. Outside of the U.S., distributors are also important as they help facilitate warehousing, logistics, and relationships with resellers.

We believe that we have one of the most robust and scaled-out channel-based sales organizations in the K-12 education market. With over 140 sales professionals managing over 1,700 reseller channel partners and distributors serving over 125 different countries around the world, we believe that we have the infrastructure in place to expand our market share and launch our software capabilities. Our sales team interacts with the market at every level: customer, distributor, value added resellers and up to and including Ministries of Education.

Over the past 25 years we have recruited and developed an ecosystem of resellers and distributors, giving us “eyes and ears” in most markets to help alert us to new sales opportunities, budget availability, replacement cycles, RFPs and competitor activity, and providing us with significant sales leverage around the world. We believe that this network of relationships provides us with a critical advantage in introducing our new SaaS product, Explain Everything, into the market and achieving rapid scale. We develop deep relationships with our customers, distributors, and partners, and drive leads through customer referrals, word of mouth, organic search, digital advertising, social, and field events.

Many of our sales efforts are made with the intent to positively influence customer requirements contained within request for proposals (RFP) and tenders. To be successful with these efforts, we focus on brand awareness activities which include press relations in business, human resources, and education, combined with market specific campaigns including social, digital, and regional events and seminars.

Competition
The interactive education industry is highly competitive and characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of interactive flat panels and interactive whiteboards. Interactive displays, since the time they were first introduced, have evolved from a high-cost technology that involves multiple components requiring professional installers, to a one-piece technology that is available at increasingly reduced-price points and affords simple installations. With lowered technology entry barriers, we face competition from other developers, manufacturers and distributors of interactive displays and personal computer technologies, tablets, television screens and smart phones including Smart Technologies, ViewSonic, Newline, Dell Computers, Samsung, Panasonic and ClearTouch.
Even with these competitors, we believe the market presents new opportunities in responding to demands to replace outdated and failing interactive displays with more affordable and simpler solution interactive displays. Our ability to integrate technologies and software and remain innovative and develop new technologies and software desired by our current and potential new customers will determine our ability to grow our interactive technology hardware and software business. In addition, we have begun to see expansion in the market to sales of complementary products that work in conjunction with our interactive display technology, including software and audio solutions.

Principal Markets

The principal market in which we compete is the K-12 education market where we provide hardware and accessories, services, and SaaS to schools and learning centers in over 125 countries. For a breakdown of our total revenues over the past three years, disaggregated by revenue source and geographic market, please see "Note 4. Revenue Recognition" set forth in our Consolidated Financial Statements under Item 18 herein.

Seasonality

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, driven largely by the purchasing cycles of the educational market. Traditionally, the bulk of expenditures by school districts occur in the second and third calendar quarters after receipt of budget allocations.

Sources and Availability of Raw Materials
Although we do source microchips and display panels, we do not directly source the raw materials that are used in our products. Our suppliers source various raw materials used in our products and the prices of such raw materials may be subject to volatility based on various market and geopolitical conditions.

Intellectual Property
As of the date of this Annual Report, our (in particular, Promethean’s) intellectual property portfolio includes 24 granted and 23 pending patents. Many of our patents have been filed in multiple countries including the U.S., U.K. and Europe. These patents cover various aspects of our hardware and software systems relevant to the K-12 education and business areas. For example, Promethean has a number of design patents in the U.S. and foreign jurisdictions that cover the industrial design and user interfaces for its IFPDs. Furthermore, Promethean has pending and registered utility patents that cover a variety of hardware and software features such as touch input routing between the IFPD operating system and one or more applications running on the IFPD, systems and methods of mirroring multiple computing devices on an IFPD where the computing devices are connected via different local and wide area networks, system and methods for capturing and displaying annotations and overlays on an IFPD, systems and methods for adjusting user interfaces on the IFPD based on one or more characteristics of the user, and Promethean’s ActivSync USB relay that allows multiple computer devices to connect to an IFPD via USB connections where one computing device can talk directly to another connected computing device over the USB connection.
We rely on a combination of trade secret, patent, copyright, and trademark laws, a variety of contractual arrangements, such as license agreements, assignment agreements, confidentiality and non-disclosure agreements, and confidentiality procedures and technical measures to gain rights to and protect the intellectual property used in our business. We actively pursue registration of our patents, trademarks, logos, service marks, and domain names in the U.S. and in other key foreign jurisdictions.
Certain of our products, such as the Mobile Application, ActivPanel Software, Web Portal and Screen Share, use “open source” software that we license from third parties. Open-source software is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. Open-source software is generally freely accessible, usable and modifiable. Certain open-source licenses may require us to offer the components of our software that incorporate the open source software for no cost, make available source code for modifications or derivative works we create based upon incorporating or using the open source software, and license such modifications or derivative works under the terms of the particular open source license. We also rely on certain intellectual property rights that we license from third parties under proprietary licenses. Though such third-party technologies may not continue to be available to us on commercially reasonable terms, or at all, we believe that alternative technologies would be available to us.
We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and our software is protected by U.S. and international copyright laws. Our policy is to require employees and independent contractors to sign agreements assigning to the Company any inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf and agreeing to protect our confidential information, and all of our key employees and contractors have done so. In addition, we generally enter into confidentiality agreements with our vendors and customers. We also control and monitor access to, and distribution of our software, documentation and other proprietary information.

Regulation
Education Technology Sector

We are subject to regulations and laws specific to the education sector because we offer solutions and services to students, collect data from students, and offer education and training. Data privacy and security with respect to the collection of personally identifiable information from minors and in particular, students, continues to be a focus of worldwide legislation and regulation. Within the U.S., dozens of states have enacted student data privacy legislation that goes beyond any federal requirements relating to the collection and use of personally identifiable information and other data from minors. Many of these laws impose direct liability on EdTech operators. California, for example, passed the Student Online Personal Information Protection Act (“SOPIPA”) which went into effect in 2016 and is considered to be the most comprehensive student data privacy legislation in the US that specifically addressed the changing nature of technology usage in schools by putting responsibility for compliance on the EdTech industry. SOPIPA expressly prohibits operators of a website, online service, or mobile application used primarily for K-12 school purposes from commercializing the collection of covered student data - either by selling it, using it to target advertisements to students or their families, or collecting it for any other noneducational purpose. It applies to any EdTech company regardless of whether they have a contract in place with the school or district. It also removes the idea of consent, meaning parents and students cannot consent to a company’s use of a student’s personal information for commercial purposes. Since the end of 2016, 33 states have introduced a version of California's SOPIPA or a similar piece of legislation that regulates our industry known as the SUPER (Student User Privacy in Education Rights) Act, and 12 states have passed those bills into law. SOPIPA and SUPER, and other recent student privacy laws impose direct liability on EdTech operators. See also “Item 3.D – Risk Factors - Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on our results of operations.”

In addition, authorities around the world have adopted and are considering a number of legislative and regulatory proposals concerning data protection and limits on encryption of user data. Amongst others, we are and expect to continue to be subject to the following laws and regulations:

•The General Data Protection Regulation (GDPR), which applies to all of our activities conducted from an establishment in the EU or related to products and services that we offer to EU users or customers, or the monitoring of their behavior in the EU;
•Various state privacy laws, such as the California Consumer Privacy Act of 2018 (CCPA), which came into effect in January of 2020; the California Privacy Rights Act (CPRA), which went into effect in January 2023; the Virginia Consumer Data Protection Act (Virginia CDPA), which went into effect in January 2023; and the Colorado Privacy Act (ColoPA), which went into effect on July 1, 2023; all of which give new data privacy rights to their respective residents (including, in California, a private right of action in the event of a data breach resulting from our failure to implement and maintain reasonable security procedures and practices) and impose significant obligations on controllers and processors of consumer data;
•SB-327 in California, which regulates the security of data in connection with internet connected devices; and,
•Many state student data privacy laws which may differ from the consumer privacy laws in those states.

Further, we are subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive personal data. On July 10, 2023, the European Commission adopted an adequacy decision for the EU-US Data Privacy Framework (“DPF”). The DPF is the successor to the EU-US privacy shield, which the Court of Justice of the European Union (CJEU) declared invalid in 2020. The adequacy decision means that US businesses that self-certify under the DPF no longer require separate data transfer mechanisms in order to transfer personal data from the European Union to the U.S. Self-certified companies to the DPF will be able to freely transfer personal data from the European Economic Area to the US without having to conduct a data transfer impact assessment (DTIA) or implement supplemental measures. However, any company which relies on other data transfer mechanisms, such as Standard Contractual Clauses (SCCs), may have to adapt its existing contractual arrangements to incorporate DTIA before transferring data. The validity of data transfer mechanisms remains subject to legal, regulatory, and political developments in both Europe and the U.S., such as recent recommendations from the European Data Protection Board, decisions from supervisory authorities, recent proposals for reform of the data transfer mechanisms for transfers of personal data outside the U.K., and potential invalidation of other data transfer mechanisms, which, together with increased enforcement action from supervisory authorities in relation to cross-border transfers of personal data, could have a significant adverse effect on our ability to process and transfer personal data outside of the European Economic Area and/or the U.K. See also “Item 3.D – Risk Factors - Privacy and data protection regulations are complex and rapidly evolving, and we collect, process, store and use personal information and data, which subjects us to governmental regulation and other legal obligations related to privacy; any failure or alleged failure to comply with these laws could harm our business, reputation, financial condition, and operating results.”

Early Childcare Learning

In Singapore, the operation of kindergartens is regulated by the Early Childhood Development Centres Act, which was passed in 2017. This act sets forth certain prerequisite requirements that must be met to obtain a license to operate a kindergarten, such as physical requirements, staffing requirements and financial requirements. The Early Childhood Development Agency, an autonomous agency formed in 2013 and hosted under the Ministry of Social and Family Development of Singapore, serves as the regulatory and developmental authority for the early childhood sector in Singapore, overseeing various aspects of children’s development, such as the setting up and licensing of kindergartens. Any change or addition to the laws and regulations imposed by authorities overseeing the preschool education sector in Singapore may have a material adverse effect on our Singapore operations conducted by our subsidiary GEH.

Locations
We are headquartered in Seattle, Washington and have other physical office locations in Alpharetta, Georgia, the U.K., France, Germany, Poland, China, Italy and Dubai.

Legal Proceedings
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

C.    Organizational Structure

Set forth below is a diagram illustrating the Company and our subsidiaries:

D.    Property, Plant and Equipment

We do not own any material tangible fixed assets. While we do lease properties in various locations, including our 15,631 square foot headquarters in Seattle, Washington and our 19,638 square foot offices in Alpharetta, Georgia, and while we also lease many of our childcare centers in Singapore, no single lease is material to our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—D. Risk Factors” or in other parts of this Annual Report on Form 20-F. See also “Introductory Notes—Forward-looking Information.”

A.    Operating Results
Overview

We are dedicated to creating a robust, seamless, and comprehensive digital communication and collaboration platform for the education, business, and public sectors. Our solutions include a wide range of interactive tools and technologies, with our award-winning interactive displays at the forefront. Our comprehensive software platform is designed to make it easier than ever to create captivating lessons, presentations, and training programs that immerse people in a world of vibrant multimedia, real-time collaboration, and imaginative instruction.

Key Factors Affecting our Results of Operations

Our results of operations and financial condition are affected by the general factors affecting the education technology industry in the markets in which we operate, including the level of overall economic growth and growth in education spending in those markets. In addition, they are also affected by factors driving uptake of education technology in the markets in which we operate, such as an increased rate of return to in-classroom learning, improvements in available education technology and software, and increasing broadband growth and internet access in emerging markets. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

Key Metrics and Non-GAAP Measures

In reviewing our financial information, management focuses on a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
As a result, in addition to presenting financial measures in accordance with accounting principles generally accepted in the U.S. or GAAP, management’s discussion may contain references to EBITDA, Adjusted EBITDA and Free Cash Flow, which are non-GAAP financial measures. The non-GAAP financial measures presented herein should not be considered a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP. Reconciliations between the non-GAAP financial measures and the most directly comparable GAAP measure are included where applicable.
EBITDA, Adjusted EBITDA, and Free Cash Flow are not presentations made in accordance with GAAP, and our use of the terms EBITDA, Adjusted EBITDA, and Free Cash Flow may vary from the use of similarity titled measures by others in our industry due to the potential of inconsistencies in the method of calculation and differences due to items subject to interpretation. We believe the presentation of EBITDA, Adjusted EBITDA, and Free Cash Flow provides useful information to management and investors regarding financial and business trends related to our results of operations and that when non-GAAP financial information is viewed with GAAP financial information, investors are provided with a meaningful understanding of our ongoing operating performance.
Non-GAAP measures should not be considered as alternatives to performance measures derived in accordance with GAAP as a measure of operating performance. EBITDA, Adjusted EBITDA, and Free Cash Flow have important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. EBITDA, Adjusted EBITDA, and Free Cash Flow have important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

Revenue

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Revenue	$413,564	$584,684	$448,193
We generate the majority of our revenue from the sales of hardware and accessory products to a global network of distributors and resellers, who are considered the customers for these products. We also separately recognize revenue when we arrange for the shipment, based on the request of the customer, of our hardware products by third-party logistics providers. Although not significant to our overall operations, we are currently investing in software-as-a-service (SaaS) product offerings, with a goal of realizing consistent revenue growth in this line of business in the coming years. Other major sources of revenue include the sale of extended warranties on our hardware products and training services for the use of our hardware, as well as early childcare education services provided in the Singapore market through our Global EduHub subsidiary.
Revenue is recognized at a point in time when the customer obtains control of the distinct good. For hardware and freight revenue, this occurs at the point in time when the goods are shipped by a third-party carrier or when the goods are made available for pick-up by the customer. For extended warranties and training services, as well as early childcare education services, revenue recognition occurs over time, as the related services are delivered.
Gross Profit

	Year Ended December 31,
	2023	2022	2021
	(in thousands, except for %)
Gross profit	$103,141	$143,915	$138,970
Gross profit as a percentage of total revenue	24.9%	24.6%	31.0%
Gross profit primarily represents the difference between the product cost from our suppliers, including the cost of inbound freight, and the sales price to our customers. Gross profit also reflects a number of other costs including, but not limited to, costs of providing warranties on our products, warehousing, amortization of certain intangible assets, depreciation of certain property, plant, and equipment, and allocations of certain employee costs and other shared costs.

Net Income (Loss)

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Net income (loss)	$(37,831)	$22,585	$(1,102)
EBITDA
We define EBITDA as net income (loss) adjusted to exclude interest expense, income tax expense (benefit), and depreciation and amortization.
Reconciliation of EBITDA to net income (loss):

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Net income (loss)	$(37,831)	$22,585	$(1,102)
Interest expense	4,661	1,833	173
Income tax expense (benefit)	(9,156)	(25,275)	1,787
Depreciation and amortization	5,124	4,520	6,116
EBITDA	$(37,202)	$3,663	$6,974

Adjusted EBITDA
We define Adjusted EBITDA as net income (loss), adjusted for loss from discontinued operations, interest expense, income tax expense (benefit), depreciation and amortization, and changes in the fair value of derivative instruments, as well as, non-cash, non-operating expenses such as stock-based compensation; and, one-time, unplanned and/or infrequent events we believe are outside the ordinary course of our continuing operations, including acquisition-related costs, restructuring costs, litigation costs, and gain on forgiveness of debt.
Reconciliation of Adjusted EBITDA to net income (loss):

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Net income (loss)	$(37,831)	$22,585	$(1,102)
Loss from discontinued operations	823	12,637	7,960
Interest expense	4,661	1,833	173
Income tax expense (benefit)	(9,156)	(25,275)	1,787
Depreciation and amortization	5,124	4,520	6,116
Acquisition-related costs	19,288	502	—
Restructuring costs[1]	10,195	238	469
Litigation costs[2]	—	637	1,840
Gain on forgiveness of debt[3]	—	(4,923)	—
Adjusted EBITDA	$(6,896)	$12,754	$17,243
(1) Refers to employee severance costs, contract termination costs, facility restructuring, and business restructuring efforts undertaken by management.
(2) Refers to costs incurred to defend against, opportunistically settle, and establish a reserve for claims associated with litigation.
(3) Refers to forgiveness of loan provided by the U.S. Small Business Administration provided under the Payroll Protection Program (PPP).
Free Cash Flow
We calculate Free Cash Flow as net cash flows from operating activities as presented in the statement of cash flows of our financial statements less cash flows required for: (i) acquisition of property and equipment; and (ii) development costs associated with internal-use software. We consider Free Cash Flow to be a liquidity measure, therefore, we adjust our Free Cash Flow metric with amounts that directly impacted the cash flows in the period in addition to our operating activities. Free Cash Flow provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in or payments for property and equipment and internal-use software development costs to maintain and grow our business.
Reconciliation of Free Cash Flow to Net cash provided by (used in) operating activities:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Net cash provided by (used in) operating activities	$(2,225)	$(5,272)	$(21,904)
Acquisition of property and equipment	(389)	(829)	(1,194)
Internal-use software development costs	(4,434)	(1,028)	—
Free Cash Flow	$(7,048)	$(7,129)	$(23,098)

Results of Operations for the Years Ended December 31, 2023, 2022, and 2021
The following discussion and analysis highlights items that affected our results of operations for the years ended December 31, 2023, 2022, and 2021, as follows:

	Year Ended December 31,			2022 - 2023 Change		2021 - 2022 Change
	2023	2022	2021	$	%	$	%
	(in thousands, except for percentages)
Revenue	$413,564	$584,684	$448,193	$(171,120)	(29.3)%	$136,491	30.5%
Cost of sales	310,423	440,769	309,223	(130,346)	(29.6)%	131,546	42.5%
Gross profit	103,141	143,915	138,970	(40,774)	(28.3)%	4,945	3.6%
Gross profit as a percentage of total revenue	24.9%	24.6%	31.0%
Operating expenses:
General and administrative	31,319	34,608	31,299	(3,289)	(9.5)%	3,309	10.6%
Research and development	34,604	41,459	35,591	(6,855)	(16.5)%	5,868	16.5%
Sales and marketing	51,488	60,848	60,545	(9,360)	(15.4)%	303	0.5%
Acquisition-related costs	19,288	502	—	18,786	3,742.2%	502	—%
Restructuring and other	10,195	238	469	9,957	4,183.6%	(231)	(49.3)%
Total operating expenses	146,894	137,655	127,904	9,239	6.7%	9,751	7.6%

Income (loss) from continuing operations	(43,753)	6,260	11,066	(50,013)	(798.9)%	(4,806)	(43.4)%

Other income (expense) from continuing operations, net:
Interest expense	(4,661)	(1,833)	(173)	(2,828)	154.3%	(1,660)	959.5%
Gain on forgiveness of debt	—	4,923	—	(4,923)	(100.0)%	4,923	—%
Other income (expense)	2,250	597	(2,248)	1,653	276.9%	2,845	(126.6)%
Total other income (expense) from continuing operations, net	(2,411)	3,687	(2,421)	(6,098)	(165.4)%	6,108	(252.3)%

Operating income from continuing operations, before income taxes	(46,164)	9,947	8,645	(56,111)	(564.1)%	1,302	15.1%

Income tax benefit (expense)	9,156	25,275	(1,787)	(16,119)	(63.8)%	27,062	(1,514.4)%

(Loss) income from continuing operations	(37,008)	35,222	6,858	(72,230)	(205.1)%	28,364	413.6%

Loss from discontinued operations	(823)	(12,637)	(7,960)	11,814	(93.5)%	(4,677)	58.8%

Net income (loss)	$(37,831)	$22,585	$(1,102)	$(60,416)	(267.5)%	$23,687	(2,149.5)%
Revenue
Total revenue decreased by $171.1 million or 29.3%, to $413.6 million for the year ended December 31, 2023 from $584.7 million for the year ended December 31, 2022. Revenue was down across virtually all regions, with the exception of Germany, which stayed relatively flat year-over-year. The decline is reflective of a return to a more normal operating environment following significant disruptions as a result of the COVID-19 pandemic. As it specifically relates to the education technology market, government-funded COVID relief programs across the world caused significant increases in customer demand (due to availability of funds) in both 2021 and 2022. These programs had mostly concluded by 2023. Revenue in 2023 represents a continued upward trend in revenue when compared to pre-pandemic results.
Total revenue increased by $136.5 million, or 30.5%, to $584.7 million for the year ended December 31, 2022, from $448.2 million for the year ended December 31, 2021, as a result of increased unit volumes due to higher customer demand driven by the availability of government-funded, COVID-19 related relief programs.
Cost of Sales
Costs of sales decreased by $130.3 million, or 29.6%, to $310.4 million for the year ended December 31, 2023 from $440.8 million for the year ended December 31, 2022. The most significant driver of the decrease was the overall reduction in sales volume. Other savings consisted of lower component material pricing and lower freight rates (both market-based and due to optimization of providers). These decreases were partially offset by an increase in warranty service costs due both to an increased number of units under warranty, as well as higher repair costs as a result of deciding to send refurbished units versus new units to fulfill warranty claims.
Costs of sales increased by $131.5 million, or 42.5%, to $440.8 million for the year ended December 31, 2022, from $309.2 million for the year ended December 31, 2021, consistent with the increase in revenue, as well as year-over-year increases in material and logistics costs. Further, cost of sales was lower in 2021 as a result of a one-time benefit of $13.9 million related to a revision to our estimated U.S. tariff liabilities generated by the importation of our inventory from contract manufacturers in China. There was no comparable benefit recorded in 2022.
Gross Profit
Gross profit decreased by $40.8 million, or 28.3%, to $103.1 million for the year ended December 31, 2023 from $143.9 million for the year ended December 31, 2022. This decrease was due to the year-over-year reduction in revenue, as gross profit as a percentage of revenue increased 0.3% year-over-year. As discussed above, there were certain cost savings realized related to cost of sales during 2023, which positively impact gross profit as a percentage of revenue.
Gross profit increased by $4.9 million, or 3.6%, to $143.9 million for the year ended December 31, 2022 from $139.0 million for the year ended December 31, 2021, driven primarily by year-over-year growth in revenue. However, gross profit as a percentage of total revenue declined year-over-year as a result of increased sales volumes to lower margin countries and unfavorable impacts of foreign exchange rate fluctuations on revenue. In addition, there was a one-time benefit (reduction to cost of sales) of $13.9 million recorded in 2021 related to a revision to our estimated U.S. tariff liabilities generated by the importation of our inventory from contract manufacturers in China. There was no comparable benefit recorded in 2022.

Operating expenses
General and administrative expenses decreased by $3.3 million, or 9.5%, to $31.3 million for the year ended December 31, 2023, from $34.6 million for the year ended December 31, 2022. The decrease was driven primarily by a year-over-year decrease in corporate costs associated with the Edmodo business, following the shutdown of the Edmodo operations in the US at the end of the third quarter of 2022. These costs were not presented as discontinued operations because they supported both the US and non-US operations of Edmodo, which were still operating businesses at December 31, 2023.
General and administrative expenses increased by $3.3 million, or 10.6%, to $34.6 million for the year ended December 31, 2022, from $31.3 million for the year ended December 31, 2021. The increase was driven primarily by an increase in employee compensation costs associated with strategic initiatives as well as an increase to our allowance for estimated credit losses for certain receivables deemed unrecoverable.
Research and development expenses decreased by $6.9 million, or 16.5%, to $34.6 million for the year ended December 31, 2023, compared to $41.5 million for the year ended December 31, 2022. During 2023 there was an increased focus on R&D efforts related to internal-use software for future SaaS offerings. Qualifying R&D costs for such projects can be capitalized under US GAAP, which led to a decrease in year-over-year costs expensed directly in the consolidated statement of operations. In addition, people-related costs decreased as a result of lower attainment of bonus targets in 2023 versus 2022 due to year-over-year declines in revenue and EBITDA.
Research and development expenses increased by $5.9 million, or 16.5%, to $41.5 million for the year ended December 31, 2022, compared to $35.6 million for the year ended December 31, 2021. The increase was primarily due to increased employee compensation costs, as we continued to invest in our core technologies and new products and solutions.
Sales and marketing expenses decreased by $9.4 million, or 15.4%, to $51.5 million for the year ended December 31, 2023, compared to $60.8 million for the year ended December 31, 2022. The decrease was driven by lower year-over-year people costs, including lower commissions as a result of lower sales and realigning our resources to better leverage our distributor and partner network in our go-to-market efforts.
Sales and marketing expenses increased by $0.3 million, or 0.5%, to $60.8 million for the year ended December 31, 2022, compared to $60.5 million for the year ended December 31, 2021. The increase was primarily a result of continued investment in the sales organization to support and sell our products and services.
Acquisition-related costs increased by $18.8 million, or 3,742%, to $19.3 million for the year ended December 31, 2023, compared to $0.5 million for the year ended December 31, 2022. The increase was the result of the merger between eLMTree and GEH Singapore being a more significant transaction than the acquisition in 2022 of Explain Everything. The costs for the merger with GEH Singapore included one-time people-related costs and amounts paid to vendors and consultants assisting with the transaction. There were no acquisition-related costs for the year ended December 31, 2021.
Restructuring and other expenses increased by $10.0 million or 4,183.6%, to $10.2 million for the year ended December 31, 2023, compared to $0.2 million for the year ended December 31, 2022. The increase was driven by an increase in of $4.5 million in 2023, compared to $0.2 million in 2022, as management sought to restructure the organization to better align with its future operating strategies and goals. In addition, management recorded a $5.7 million write-off of prepaid subscriptions purchased from a third-party, as a result of changes in current and future product strategies.
Restructuring and other expenses decreased by $0.2 million, or 49.3%, to $0.2 million for the year ended December 31, 2022, compared to $0.5 million for the year ended December 31, 2021. The decrease was the result of a year-over-year reduction in people-related and severance costs.

Other income (expense)
Other income (expense) decreased by $6.1 million, or 165.4%, to $2.4 million of expense for the year ended December 31, 2023, compared to $3.7 million of income for the year ended December 31, 2022. This year-over-year change was driven primarily by an increase in interest expense of $2.8 million, due to an average higher outstanding balance on the line of credit in 2023 versus 2022. In addition, there was a $4.9 million gain recognized on the forgiveness of our PPP loan in 2022, with no such comparable gain in 2023.
Other income (expense) increased by $6.1 million, or 252.3% to $3.7 million of income for the year ended December 31, 2022, compared to $2.4 million of expense for the year ended December 31, 2021. This year-over-year change was primarily driven by a $4.9 million gain recognized on the forgiveness of our PPP loan in 2022. There was no comparable gain in 2021.
Income tax benefit (expense)
The income tax benefit decreased by $16.1 million, or 63.8%, to an income tax benefit of $9.2 million for the year ended December 31, 2023, as compared to an income tax benefit of $25.3 million for the year ended December 31, 2022. The income tax benefit recorded in 2023 was primarily driven by pretax losses during 2023. By comparison, the income tax benefit recorded in 2022 was primarily the result of the removal of a valuation allowance against certain deferred tax assets in the U.S.
The income tax benefit (expense) increased by $27.1 million, or 1,514.4%, to an income tax benefit of $25.3 million for the year ended December 31, 2022, as compared to an income tax expense of $1.8 million for the year ended December 31, 2021. This year-over-year change was primarily due to the removal of a valuation allowance against certain deferred tax assets in the U.S. in 2022.
Loss from discontinued operations
The loss from discontinued operations decreased by $11.8 million, or 93.5%, to a loss from discontinued operations of $0.8 million for the year ended December 31, 2023, as compared to a loss from discontinued operations of $12.6 million for the year ended December 31, 2022. The decrease is a result of the abandonment of the US operations of our Edmodo subsidiary in September 2022. The costs incurred in 2023 were related to run-off legal and compliance activities associated with the abandoned business.
The loss from discontinued operations increased by $4.7 million, or 58.8%, to a loss from discontinued operations of $12.6 million for the year ended December 31, 2022, as compared to a loss from discontinued operations of $8.0 million for the year ended December 31, 2021. The increase is a result of an intentional investment in the US operations of Edmodo, as part of a final effort to make the business profitable. Management ultimately decided that the additional investment was not proving successful, and fully abandoned the business in September 2022.

B. Liquidity and Capital Resources
As of December 31, 2023, our principal sources of liquidity were a secured revolving line of credit facility with Bank of America ("Revolver" or "line of credit") and funds from the issuance of a convertible note.

	For the year ended December 31,			2022 - 2023 Change		2021 - 2022 Change
	2023	2022	2021	$	%	$	%
	(in thousands, except for percentages)
Net cash (used in) provided by operating activities before changes in operating assets and liabilities	$(32,541)	$14,883	$12,849	$(47,424)	(318.6)%	$2,034	15.8%
Net change in operating assets and liabilities	31,568	(8,076)	(26,331)	39,644	(490.9)%	18,255	(69.3)%
Net cash (used in) provided by operating activities - continuing operations	(973)	6,807	(13,482)	(7,780)	(114.3)%	20,289	(150.5)%
Net cash used in operating activities - discontinued operations	(1,252)	(12,079)	(8,422)	10,827	(89.6)%	(3,657)	43.4%
Net cash (used in) provided by operating activities	(2,225)	(5,272)	(21,904)	3,047	(57.8)%	16,632	(75.9)%
Net cash provided by (used in) investing activities	19,334	(15,776)	(1,194)	35,110	(222.6)%	(14,582)	1,221.3%
Net cash provided by financing activities	44,437	11,349	25,461	33,088	291.5%	(14,112)	(55.4)%
Net increase (decrease) in cash and cash equivalents	$61,546	$(9,699)	$2,363	$71,245	(734.6)%	$(12,062)	(510.5)%
During the year ended December 31, 2023, net cash used in operating activities, before considering changes in operating assets and liabilities, of $32.5 million, was primarily related to $37.0 million in loss from continuing operations and $10.3 million in non-cash deferred tax benefit, partially offset by $5.7 million non-cash write-off of prepaid subscriptions, $5.1 million of non-cash depreciation and amortization and $2.0 million of non-cash lease expense. For further discussion see "Results of Operations" above. The $31.6 million net cash inflow from changes in operating assets and liabilities was primarily related to a decrease in inventories and an increase in accrued warranty and contract liabilities. This net cash inflow was partially offset by a decrease in accounts payable and accrued expenses and other liabilities and an increase in prepaid expenses and other assets.
During the year ended December 31, 2022, net cash provided by operating activities before changes in operating assets and liabilities of $14.9 million was primarily related to $35.2 million in income from continuing operations, $4.5 million of non-cash depreciation and amortization and $1.8 million of non-cash lease expense offset by $4.9 million gain on forgiveness of debt and non-cash deferred taxes of $25.3 million. For further discussion see "Results of Operations" above. The $8.1 million net change in operating assets and liabilities was primarily related to an increase in accounts receivable, inventories, prepaid expenses and other assets, deferred taxes, and a decrease in lease obligations from operating leases. This was partially offset by a decrease in amounts due from related parties, and an increase in accounts payable, accrued expenses and other liabilities, accrued warranties, amounts due to related parties, and contract liabilities.
During the year ended December 31, 2021, net cash provided by operating activities before changes in operating assets and liabilities of $12.8 million was primarily related to $6.9 million in income from continuing operations, $6.1 million of non-cash depreciation and amortization, and $1.9 million of non-cash lease expense, offset by non-cash deferred taxes of $3.5 million. For further discussion of the specific drivers of this activity, see "Results of Operations" above. The $26.3 million net change in operating assets and liabilities was primarily related to a decrease in accounts receivable and prepaid expenses and other assets, as well as an increase in accounts payable and accrued expenses and other liabilities. This was partially offset by an increase in inventories and amounts due from related parties, as well as a decrease in accrued warranties, amounts due to related parties, contract liabilities, and lease obligations from operating leases.
Cash Flows from Investing Activities
Cash provided by investing activities during the year ended December 31, 2023 of $19.3 million was attributable to the repayment of the related party loan receivable of $8.0 million and net cash acquired as a result of the acquisition of subsidiaries of $16.1 million, partially offset by internal software development costs of $4.4 million and purchases of property, plant and equipment of $0.4 million.
Net cash used in investing activities during the year ended December 31, 2022 of $15.8 million was attributable to purchases of property, plant and equipment of $0.8 million, issuance of related party loan receivable of $7.9 million, internal-use software development costs of $1.0 million, and the Explain Everything, Inc. acquisition of $6.0 million.
Net cash used in investing activities during the year ended December 31, 2021 of $1.2 million was attributable to purchases of property, plant and equipment (which represent mainly furniture and office equipment),
Cash Flows from Financing Activities
Cash provided by financing activities during the year ended December 31, 2023 was $44.4 million, primarily resulting from proceeds from the issuance of the convertible note of $64.9 million, partially offset by net repayment of the Revolver of $18.3 million.
Cash provided by financing activities during the year ended December 31, 2022 was $11.3 million, primarily resulting from net proceeds from the Revolver of $13.7 million and proceeds from NetDragon group loans of $0.9 million, partially offset by repayment of NetDragon group loans of $3.2 million.
Cash provided by financing activities during the year ended December 31, 2021 was $25.5 million, primarily resulting from proceeds from Revolver of $34.0 million, proceeds from NetDragon group loans of $24.8 million, partially offset by repayment of NetDragon group loans of $33.3 million.
Sources of Liquidity
To date, the Company has financed its operations principally through debt and equity financings.
As of December 31, 2023, and 2022, we had $91.8 million and $29.3 million, respectively, of cash and cash equivalents. Since 2018, we have had a secured line of credit with Bank of America, with a current committed line limit of $74.0 million. As of December 31, 2023, and 2022, the outstanding balance on the line of credit was $32.0 million and $47.8 million, respectively.
On December 13, 2023, we issued a convertible promissory note (the "Note") in the aggregate principal amount of $65.0 million, which bears cash interest at the rate of 5.00% per annum and paid-in-kind ("PIK") interest at the rate of 5.00% per annum, and has a maturity date of December 13, 2028. The holder of the Note may elect, at any time, to convert some or all of the outstanding principal and accrued but unpaid interest into our ordinary shares or ADSs as provided therein. For further information on the Note, see "Item 7B. Related Party Transactions".
In June 2018, we entered into a secured revolving line of credit facility for borrowings up to $35.0 million with Bank of America with an original termination date of June 25, 2021, which was extended to January 19, 2028 through subsequent amendments. Such amendments also amended the borrowing capacity up to $74.0 million through March 31, 2024, and $50.0 million thereafter through January 19, 2028.
Interest on the Revolver accrues at the choice of rate of a) the Prime Rate as announced by Bank of America, (b) the Federal Funds Rate plus 0.50%, or (c) Bloomberg Short-term Bank Yield (“BSBY”) for a fixed term of 30, 90, or 180 days (at our election), plus the Applicable Margin. The Applicable Margin varies between 0.90% and 2.30% and depends on our Fixed Charge Coverage Ratio and the type of rate chosen. Interest accrued on draws on the line of credit using the Prime Rate or the Federal Funds Rate plus 0.50% is calculated on a daily basis and is charged to the line of credit daily. Interest accrued on draws on the line of credit using the BSBY rate is calculated on a daily basis, but is only charged to the line of credit at the end of the 30, 90, or 180 day fixed term period we elect.
Borrowings under the Revolver are collateralized by our eligible trade receivables globally and eligible inventories in the U.S. and the Netherlands. Eligibility is determined by Bank of America and is based on the country of origin for the Company’s trade receivables and the type and nature of our inventory in the U.S. and the Netherlands.
We may incur operating losses and generate negative cash flows from operations due to the investments we intend to continue to make in expanding our operations and sales and marketing, continued investments in new product offerings, and due to additional general and administrative expenses we expect to incur in connection with operating as a public company. As a result, we may require additional capital resources to execute strategic initiatives to grow our business. Notwithstanding these investments, management believes that our cash and cash equivalents will be sufficient to fund operating and capital needs for at least the next 12 months.

C.    Research and Development, Patents and Licenses
See “Item 4. Information on the Company—B. Business Overview” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.    Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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
When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions. For further information on these accounting policies, see Note 2 to our consolidated financial statements included at Item 18 "Financial Statements." Our critical accounting policies and estimates did not change materially during the period ended December 31, 2023. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Revenue Recognition
We recognize revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”), which prescribes that an entity should recognize revenue that depicts the transfer of products or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those products or services. The guidance also requires disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgment and changes in judgments and assets recognized from costs incurred to fulfill a contract.
Under ASC 606, we recognize revenue following a five-step model which prescribes we: (i) identify contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. Performance obligations are satisfied both at a point in time and over time. All revenues are recognized based on the satisfaction of the performance obligations to date.

Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. In order to be distinct, the customer must be able to benefit from the service on its own or with readily available resources, and the promise to transfer the good or service must be separately identifiable from other goods and services in the contract.

When we enter into contracts whereby we will transfer cash or a credit note to a customer when a rebate has been achieved, we estimate the amount of consideration to which the customer will be entitled using the expected value method. We also enter into contracts with certain of our distributor and reseller partners where the sales price of the products or services transferred is not fixed at the time revenue is initially recognized but is rather subsequently determined by the price at which the distributor or reseller sells the products or services to the end consumer. These estimates are made using the expected value method based on historical rebate experience and expected future sales trends on a customer-by-customer basis. These estimates are measured at each reporting date and are generally resolved within 90 days of recognizing the initial revenue. Because these contracts contain elements of variable consideration, we only include this variable consideration in our transaction price when there is a basis to reasonably estimate the amount of consideration to which we expect to ultimately be entitled, and it is probable there will not subsequently be a significant reversal of revenue previously recognized.

Impairment of obsolete and slow-moving inventories
Inventories are valued at the lower of cost or net realizable value (NRV). We measure the cost of inventories based on the first-in first-out method. Inventory costs include expenditures incurred in acquiring the inventories, production or conversion costs, as well as other costs incurred in bringing them to their existing location and condition. Inventory is largely comprised of finished products intended for sale. We perform periodic assessments to determine the existence of obsolete, slow-moving, and non-saleable inventories, and make judgments and estimates regarding the future utility and carrying value of inventory. The carrying value of inventory is periodically reviewed and impairments, if any, are recognized when the expected net realizable value is less than carrying value.

Valuation of assets acquired and liabilities assumed in business combinations

We account for our business combinations using the acquisition method of accounting. The purchase consideration is allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess of (i) the fair value of purchase consideration and fair value of the non-controlling interests over (ii) the fair value of identifiable net assets acquired is recorded as goodwill. We make significant estimates and assumptions in determining fair values, especially with respect to acquired intangible assets, which include but are not limited to the selection of valuation methodologies, expected future revenue and net cash flows, expected customer attrition rates, future changes in technology, and discount rates. These estimates are inherently uncertain and, therefore, actual results may differ from the estimates made. As a result, during the measurement period of up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill as information on the facts and circumstances that existed as of the acquisition date becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statements of operations.

Evaluation of finite-lived tangible and intangible assets, and goodwill and indefinite‑lived intangible assets for impairment

Long‑lived assets, other than goodwill and other indefinite‑lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets.

Factors that we consider in deciding when to perform an impairment review include significant changes in our forecasted projections for the asset or asset group for reasons including, but not limited to, significant underperformance of a product in relation to expectations, significant changes, or planned changes in our use of the assets, significant negative industry or economic trends, and new or competing products that enter the marketplace. The impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset group. If impairment is indicated, the asset is written down by the amount by which the carrying value of the asset exceeds the related fair value of the asset with the related impairment charge recognized within the statements of operations.

Goodwill and indefinite‑lived intangibles are evaluated for impairment on an annual basis at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. We have the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative goodwill impairment test is performed. Impairment tests are performed, at a minimum, on December 31st each year. As a part of the impairment review, we make judgments regarding various assumptions with respect to revenues, operating margins, growth rates and discount rates and market multiples of comparable companies. The judgments made in determining the estimated fair value of a reporting unit can materially impact our financial condition and results of operations.

For the years ended December 31, 2023, 2022, and 2021, the fair value of the Company's reporting units has exceeded their carrying value.

If our estimates or underlying assumptions change in the future, we may be required to record impairment charges.
Valuation of embedded derivative
Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date. The fair value of the Embedded Derivative was calculated using a with and without method on the date of issuance (December 13, 2023) and at the end of the reporting period (December 31, 2023) using a Monte Carlo simulation model that used various assumptions related to expected volatility, risk-free interest rate, and credit risk adjusted rate.

Valuation allowance for deferred tax assets
We account for income taxes under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when we determine it is more likely than not that some portion or all deferred tax assets will not be realized.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provision for income taxes.

We do not provide for income taxes on our undistributed earnings of our foreign subsidiaries since such earnings are considered to be indefinitely reinvested or may be remitted tax-free. It is not practicable to estimate the amount of deferred tax liability related to these investments. Carryforward attributes that were generated in tax years prior to those that remain open for examination may still be adjusted by relevant tax authorities upon examination if they either have been, or will be, used in a future period.

The Company has a history of generating book and taxable income in the primary jurisdictions in which it operates. However, as a public company Management expects to incur increased general and administrative expenses as it invests in processes, controls, technologies and governance and oversight to support its reporting obligations as a public company. These increased costs may result in the Company reporting losses in the future, thereby resulting in management concluding it is no longer more likely than not that some portions or all deferred assets will be realized. These increased costs may result in the Company reporting losses in the future which may impact the Company's valuation allowance analysis with respect to its deferred tax assets. A change to the valuation allowance could result in a charge to, or an increase in, income in the period the change in valuation allowance is made.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
Vincent Riera	53	Chief Executive Officer and Director
Dr. Simon Leung Lim Kin	69	Chairman of the Board and Director
Arthur Giterman	43	Chief Financial Officer
Matthew Cole	48	Executive Vice President - Global Sales
Paul Heffernan	55	Executive Vice President - Operations
Lance Solomon	54	Chief Product Officer
Allyson Krause	54	Executive Vice President & General Counsel
Ronan O’Loan	58	Chief Human Resources Officer
Robin Mendelson	57	Director
Denise Merle	60	Director
Joel A. Getz	59	Director
Dr. Tarek Shawki	66	Director
Dr. John Anthony Quelch	72	Director
Vincent Riera has served as our Chief Executive Officer and Director since December 2023. Previously, Mr. Riera served as the Chief Executive Officer of our subsidiary, Promethean World Limited (“Promethean”) since January of 2017. Mr. Riera is an experienced global executive. Prior to joining Promethean, he served as Director and CEO of Collegis Education and, prior to Collegis, Mr. Riera served as Director and CEO of Edmentum, a leader in software curriculum and assessment solutions. In addition, Mr. Riera has also served in progressive leadership and general management roles at Gateway, Inc., Equant, Inc., now Orange Business Services, Verizon/MCI WorldCom, and GE Capital Commercial Direct. In addition to Mr. Riera’s broad software, computing, services, and education industry background, he also has a proven track record of developing compelling and strategic plans that drive transformational growth and shareholder value. Mr. Riera is a graduate of Western New England University in Springfield, Massachusetts with a BS Degree in Business Administration.

Simon Leung Lim Kin has served as a Director and our Chairman of the Board since December 2023. Since March of 2015, Dr. Leung has served as Vice Chairman and as an Executive Director of NetDragon Websoft Holdings Limited, a publicly traded company listed on the Hong Kong Stock Exchange (0777.HK). Dr. Leung has been responsible for the planning, consolidation and operation of the education business of NetDragon in the PRC and the development of the online education business overseas. Dr. Leung has over 30 years of experience in both information technology and telecommunications industries. In 2005, Dr. Leung was appointed as the president of

Motorola Asia-Pacific, a company principally engaged in the production of data communication and telecommunication equipment, where he was primarily responsible for the overall strategic planning and implementation in the Asia-Pacific region. Since 2008, Dr. Leung was the chief executive officer of Microsoft Greater China region, a company principally engaged in developing, manufacturing, licensing and sales of software products, where he was primarily responsible for overseeing overall business operations and for developing and implementing a regional strategy. Prior to joining NetDragon, Dr. Leung also held management roles at various educational institutions or corporations engaging in the education business. From 2009 to 2010, he was the governor of the Upper Canada College, an educational institution, where he was primarily responsible for establishing and directing policy for the college and overseeing its financial affairs. In 2012, Dr. Leung was the chief executive officer of Harrow International Management Services Limited, a company principally engaged in the management of Harrow International Schools, where he was responsible for the development of new Harrow International Schools and education services in Asia. Dr. Leung received his Bachelor of Arts Degree and a Doctorate in Laws from the University of Western Ontario, Canada in 1978 and 2005 respectively and a Doctorate In Business Administration from Hong Kong Polytechnic University in 2007.

Arthur Giterman has served as our Chief Financial Officer since December 2023. Previously, Mr. Giterman served as Chief Financial Officer of Promethean since May of 2023. Mr. Giterman has over 20 years of experience in financial, strategic, and operational leadership at high-growth global technology companies. Prior to Promethean, Mr. Giterman most recently held the role of CFO of Aptean, a global provider of targeted ERP, supply chain management, and compliance solutions. Prior to that, Mr. Giterman held the role of SVP of Finance & Chief Accounting Officer at Nuance Communications (NASDAQ: NUAN), a market leader in the speech recognition and conversational AI space. Prior to joining Nuance Communications, Mr. Giterman held accounting and operation management roles at ART Technologies, Inc. Mr. Giterman began his career at PricewaterhouseCoopers LLP., where he served clients in the Audit and Business Advisory Services groups. Mr. Giterman holds a B.S. in Accounting from Bentley University.

Matthew Cole has served as Executive Vice President - Global Sales since December 2023. Previously, Mr. Cole served as Executive Vice President – Global Sales at Promethean since January 2023 and as Senior Vice President, since 2019. Prior to Promethean, Mr. Cole directed teams at Xerox to market and launch the latest print services offerings and the largest portfolio of new technology in the company’s history. Mr. Cole earned his Bachelor’s Degree in Business Administration and Management at Lehigh University.

Paul Heffernan has served as our Executive Vice President – Operations since December 2023. Previously, Mr. Heffernan served as Executive Vice President of Operations at Promethean since July 2021. Prior to joining Promethean, Mr. Heffernan worked in numerous industries, including consumer products, heavy industry, and automotive. Mr. Heffernan also held leadership roles at Broan-NuTone, Joy Global, and PACCAR, developing world-class sourcing and supply chain operations focused on improving the overall customer experience. Mr. Heffernan holds a Bachelor of Science degree in political science from Western Washington University and a Master of Business Administration from the University of Phoenix.

Lance Solomon has served as our Chief Product Officer since December 2023. Previously, Mr. Solomon served as Chief Product Officer of Promethean since September 2018 and prior to that served as Promethean’s Executive Vice President of Operations. Before joining Promethean, Mr. Solomon was an executive at Amazon Web Services leading planning, purchasing, and delivering new technology to the data center. Prior to Amazon, Mr. Solomon was an executive at Logitech where, in addition to managing the operational aspects of the supply chain, he partnered with the business groups to bring new products to market through his leadership in marketing analytics and product launch management. Mr. Solomon has also held progressive leadership roles at Cisco Systems and Intel developing mathematical tools used by planners, engineers, designers, and operational leaders to drive strategy and efficiency. Mr. Solomon holds a Bachelor of Science Degree in Mathematics from Pennsylvania State University and a Master of Science Degree in Operations Research/Industrial Engineering from the University of Texas at Austin.

Allyson Krause has served as our Executive Vice President, General Counsel and Corporate Secretary since December 2023. Previously, Ms. Krause served as Promethean’s Executive Vice President and General Counsel since July 2014 and, before that, as Head of Legal for North America since July of 2010. Prior to joining Promethean, Ms. Krause held several legal positions in both the public and private sectors, including six years as in-house counsel to Southwire Company and six years as an Assistant Attorney General for the State of Georgia, USA.

Ms. Krause holds a Bachelor of Arts degree in both Economics and Spanish from Brandeis University, and a law (Juris Doctor) degree from Emory University.

Ronan O’Loan has served as our Chief Human Resources (HR) Officer since December 2023. Previously, Mr. O’Loan served as Chief HR Officer of Promethean since February of 2020. Mr. O’Loan brings over 25 years of HR experience in the technology industry. Prior to joining Promethean, Mr. O’Loan served as CHRO for F5 Networks leading them through a period of CEO, strategy, organizational, and culture transition. Prior to F5 Networks, Mr. O’Loan led the corporate Talent & Organizational Development group for CVS Health in Providence RI, was Chief Talent Officer for Freescale Semiconductor in Austin TX (now part of NXP), and created and led Microsoft’s global Change Management and Organizational Development function. Mr. O’Loan graduated with a Bachelor’s Degree in Electrical and Electronic Engineering from Queens University Belfast, N. Ireland, and a Master’s in Business Administration, specializing in International Finance and HR, from the Open University, UK.

Robin Mendelson has served as a Director of the Company since December 2023. Ms. Mendelson is a seasoned executive and board director with over 25 years of experience in building and leading high-growth technology-enabled businesses in the U.S. and internationally. From 1999 to 2019, Ms. Mendelson held leadership positions at Amazon, overseeing multibillion-dollar business portfolios. During her tenure at Amazon, she also led a global technology platform and expanded international business units for Amazon in France. Ms. Mendelson’s e-commerce experience encompasses finance leadership, where among other roles, she led finance for Amazon’s Worldwide Digital Products Group during the successful launch of the Kindle e-reader, Prime Video, and other transformative digital media products. Ms. Mendelson is a board director of Mainstay and Acadeum. She serves on the Advisory Board of Yale University’s Broad Center for Public Education Leadership, the Yale University Alumni Board of Governors, and is a Trustee of Rainier Prep. Ms. Mendelson holds a Bachelor’s degree from Duke University and a Master of Business Administration from Yale University School of Management.

Denise Merle joins as a Director of the Company since December 2023. Ms. Merle has been Senior Vice President and Chief Administration Officer at Weyerhaeuser Company, a global leader in sustainable forestry, natural climate solutions and wood products manufacturing since February 2018. Prior to this role, Ms. Merle held a variety of progressive leadership roles, including serving as Senior Vice President of human resources and investor relations, head of finance and human resources for Weyerhaeuser’s $2 billion lumber business, and head of Internal Audit, risk management and enterprise planning. Ms. Merle has successfully led multiple transformational projects and initiatives, including the $8 billion integration of Weyerhaeuser and Plum Creek; the redesign of all executive compensation programs to drive financial performance, align with shareholder interests and ensure market competitiveness; and work to accelerate the company’s DEI efforts through establishing an executive diversity council, revamping company employee resources groups, and communicating regularly on inclusion topics through an internal blog. Ms. Merle has a BS Degree in Accounting from Pacific Lutheran University and an MBA with international studies from Seattle University, and she is a Certified Public Accountant.

Joel A. Getz has served as a Director of the Company since September 2017. Mr. Getz is now the deputy dean for Alumni, Development, and Special Initiative at the Yale School of Management. He also serves as an independent director of Luckin Coffee Inc. (OTC: LKNCY) since December 2022, a director and the board secretary of The Stephan Co. (OTC: SPCO) since February 2017 and March 2017, respectively, and the board trustee of New England Innovative Academy since February 2020. Prior to that, Mr. Getz served in various development capacities for non-profit organizations in New York and California and was president of the Mayor’s Fund to Advance New York City. From 1990 to 1997, Mr. Getz was the president and co-founder of Rim Pacific, a manufacturing and distribution firm focusing on art reproductions. Mr. Getz received his B.A. in 1986 from Harvard University.

Dr. Tarek Shawki has served as a Director of the Company since December 2023. Dr. Shawki currently serves as the University Counselor at The American University in Cairo. Prior to his current role, Dr. Shawki served as the Minister of Education and Technical Education in Egypt from February 2017 through August 2022. Throughout his tenure as the Minister of Education, Dr. Shawki led a massive transformation of Egyptian pre-university education starting in the fall of 2017 when he introduced the new Egyptian Education System known as “EGY Edu 2.0” which covers the grades from KG1 until G6 moving forward to cover all remaining grades by 2029. In addition, Dr. Shawki introduced a major integration of ICT technologies in high school education at a national scale and changed assessment models, digital learning resources and used electronic examinations across the country besides reinventing the structure of the “exit examination” in G12 in Egypt. Prior to serving as the Minister, Dr. Shawki served as the “Secretary General of the Presidential Specialized Councils” from February 2015 to January 2017 where he managed 4 advisory councils to the President of Egypt. He also served as the Chair of the Specialized Council for Education and Scientific Research. Through this presidential assignment, Dr. Shawki designed and founded the so-called “Egyptian Knowledge Bank” (EKB) which is the largest knowledge digital library in the world containing digital resources from world renowned publishers, and it is made freely available for all Egyptians since its launch in January 2016. Dr. Shawki was educated at Cairo University in Egypt where he earned a B.Sc. in Mechanical Engineering (1979) and later earned a Ph.D. in Engineering from Brown University (1985) in Rhode Island, U.S.A. where he also earned two Master of Science degrees in Applied Mathematics and Applied Mechanics. Dr. Shawki completed a post-doctoral assignment at the Massachusetts Institute of Technology (MIT) followed by 13 years as a professor of theoretical and applied mechanics at the University of Illinois at Urbana-Champaign.

Dr. John Anthony Quelch has served as a Director of the Company since December 2023. Dr. Quelch currently serves as Executive Vice Chancellor of Duke Kunshan University. From January 2023 through December 2023, he served as the Leonard M. Miller University Professor at the University of Miami Herbert Business School. Between 2017 and 2022, he also served as Dean of Miami Herbert Business School and as the University’s vice provost for executive education. Prior to joining the Miami Herbert Business School, Dr. Quelch was the Charles Edward Wilson Professor of Business Administration at Harvard Business School from 2013 until 2017. He also held a joint appointment as professor of health policy and management at the Harvard T.H. Chan School of Public Health. Prior to his most recent time at Harvard, Dr. Quelch was dean, vice president and distinguished professor of international management of the China Europe International Business School (CEIBS) from 2011 to 2013, leading the school to realize a significant increase in annual revenues and improving the global ranking of its MBA programs. From 1998 to 2001, Dr. Quelch served as dean of the London Business School, where he helped transform the school into a globally competitive institution and launched seed capital funds to invest in student and alumni start-ups. Dr. Quelch initially joined Harvard Business School in 1979, holding a number of positions over the years, including Sebastian S. Kresge Professor of Marketing, co-chair of the marketing department and Lincoln Filene Professor of Business Administration. He served as senior associate dean of Harvard Business School from 2001 to 2010. Dr. Quelch has served as an independent director of several publicly traded companies in the United States and the U.K. as well as in nonprofit and public agency boards, including as chairman of the Massachusetts Port Authority. He is a member of the Trilateral Commission and the Council on Foreign Relations. Dr. Quelch earned a B.A. and an M.A. from Exeter College, Oxford University; an MBA from the Wharton School of the University of Pennsylvania; an MS from the Harvard School of Public Health; and a DBA in business from Harvard Business School.

There are no family relationships among any of our executive officers or directors.

B.    Compensation

In the fiscal year ended December 31, 2023, the aggregate cash compensation paid to our current directors and executive officers was approximately $4.9 million and the aggregate cash compensation to our former directors and executive officers prior to giving effect to the Merger on December 13, 2023, was $1.1 million. Neither we nor our subsidiaries have set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Such agreements provide for an annual base salary, an annual bonus opportunity targeted at a percentage of the executive’s base salary and the opportunity to participate in any equity compensation plan, other incentive compensation programs and other health, benefit and incentive plans offered to other senior executives of the Company. Subject to the terms of the employment agreements, we may terminate their employment at any time, with “cause”, and we are not required to provide any prior notice of the termination. In addition, upon termination of an executive officer’s employment without cause or resignation by the executive officer for “good reason,” as defined in their employment agreements, such executive officer will, conditioned upon his/her execution of a separation and release agreement, be eligible to receive a severance payment in the amount specified in their employment agreement.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Equity Incentive Plan
In January 2024, our Board approved the Mynd.ai Equity Incentive Plan, which we refer to as the “Incentive Plan”. The Incentive Plan provides eligible participants with compensation opportunities that will support the achievement of the Company’s performance objectives, align the interests of eligible participants with those of the Company’s shareholders, and attract, retain and motivate eligible participants critical to the long-term success of the Company and its subsidiaries.
Under the Incentive Plan, awards may be granted to officers, employees and consultants of the Company or any of our affiliates. The Incentive Plan will be administered by the Company’s Compensation Committee which shall have the full power and authority to, among other things, select eligible participants, grant awards in accordance with the Incentive Plan, determine the number of shares subject to each award or the cash amount payable in connection with an award and determine the terms and conditions of each award. Awards may be granted in the form of stock or share options, restricted shares, restricted share units, stock or share appreciation rights, performance stock or shares, performance stock or share units and other awards. The maximum aggregate number of ordinary shares that is initially authorized for issuance under the Incentive Plan is 54,777,338, together with a corresponding number of American Depositary Shares. The number of ordinary shares available for issuance under the Incentive Plan will also include an automatic annual increase on the first day of each fiscal year beginning in 2025, equal to five percent (5%) of the total number of our ordinary shares outstanding, on a fully diluted basis, on the last day of our immediately preceding fiscal year. The Board has the authority to amend, suspend or terminate the Incentive Plan. No amendment, suspension or termination will be effective without the approval of the Company’s shareholders if such approval is required under applicable laws, rules and regulations.
As of the date of this Annual Report, no awards have been granted under the Incentive Plan.
C.    Board Practices
Board of Directors
Our board of directors consists of seven directors. None of our non-employee directors has a service contract with us that provides for benefits upon termination of service.
Director Independence
Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a relationship with us that could interfere with such director’s ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Dr. John Quelch, Denise Merle, Robin Mendelson, and Joel Getz, representing four of our seven directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and corporate governance rules of the NYSE (collectively, the "Listing Standards"). In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director.
Board Committees
Our Board has three standing committees: an Audit Committee; a Compensation Committee; and a Nominating and Corporate Governance Committee. Each of the committees reports to the Board as it deems appropriate and as the Board may request. The composition, duties and responsibilities of these committees are set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee. We have a standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Our Audit Committee is responsible for, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•discussing with our independent registered public accounting firm their independence from management;
•reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm any financial statements that we file with the SEC;
•overseeing our financial and accounting controls and compliance with legal and regulatory requirements;
•reviewing our policies on risk assessment and risk management;
•reviewing related person transactions; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
The Audit Committee is composed of Denise Merle, Robin Mendelson and Joel Getz, with Ms. Merle serving as chair. Our Board has determined that Ms. Merle qualifies as an “audit committee financial expert” and that each member of the Audit Committee meets the definition of “independent director” for purposes of serving on the Audit Committee under Rule 10A-3 of the Exchange Act and the Listing Standards of the NYSE. Our Board has adopted a written charter for the Audit Committee, which is available on our website at: www.mynd.ai under Governance. The information on our website is not intended to form a part of or be incorporated by reference into this Annual Report.

Compensation Committee. Our Compensation Committee is responsible for, among other things:
•reviewing and approving the corporate goals and objectives, evaluating the performance and reviewing and approving the compensation of our CEO and executive officers;
•reviewing and approving or making recommendations to our Board of Directors regarding our incentive compensation and equity-based plans, policies and programs;
•reviewing and approving employment agreements and severance arrangements for our executive officers;
•making recommendations to our Board of Directors regarding the compensation of our directors; and
•retaining and overseeing any compensation consultants.
The Compensation Committee is composed of Denise Merle, Robin Mendelson and Joel Getz, with Ms. Merle serving as chair. Each member of our Compensation Committee is a non-employee director (within the meaning of Rule 16b-3 under the Exchange Act) and our Board has determined that each member of the Compensation Committee meets the definition of “independent director” for purposes of serving on the Compensation Committee under SEC Rules and the Listing Standards of the NYSE. Our Board has adopted a written charter for the Compensation Committee, which is available on our website at: www.mynd.ai under Governance. The information on our website is not intended to form a part of or be incorporated by reference into this Annual Report.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for, among other things:
•identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors;
•overseeing succession planning for our executive officers;
•periodically reviewing our Board of Directors’ leadership structure and recommending any proposed changes to our Board of Directors;
•overseeing an annual evaluation of the effectiveness of our Board of Directors and its committees, including distributing annual written self and Board-assessments; and
•developing and recommending to our Board of Directors a set of corporate governance guidelines.

The Nominating and Corporate Governance Committee is composed of Dr Simon Leung, Vin Riera and Dr. John Quelch, with Dr. Leung serving as chair. Our Board of Directors has affirmatively determined that Dr. Quelch meets the definition of “independent director” for purposes of serving on the Nominating and Corporate Governance Committee under the independence standards under SEC Rules and the Listing Standards of the NYSE. Our Board has adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our website at: www.mynd.ai under Governance. The information on our website is not intended to form a part of or be incorporated by reference into this Annual Report.

D.    Employees
As of December 31, 2021, 2022 and 2023, we had a total of 6,341, 1,143 and 1,365 employees, respectively. The significant decline in the number of employees from 2021 to 2022 is mainly attributable to the exit by Gravitas Education Holdings Inc., from its kindergarten business in April of 2022, during which a significant number of teaching staff and other staff in directly operated teaching facilities ceased to be our employees. As of December 31, 2023, approximately 317 of our employees were located in the U.S. and approximately 1,048 of our employees were located outside of the U.S.

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages proactivity and responsibility, and, as a result, we have generally been able to attract and retain qualified personnel.
We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes. Other than a Works Council established for the benefit of our employees in Germany and except for a small number of employees located in France, none of our employees are represented by labor unions.

E.    Share Ownership

For information regarding share ownership, please see Item 7.A below.

F.    Disclosure of registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 15, 2024, except otherwise noted, by:

•each of our executive officers;
•each of our non-employee directors:
•our executive officers and non-employee directors as a group; and
•each person known to us to beneficially own 5% or more of our ordinary shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. The calculations of percentage ownership in the table below are based on 456,477,820 ordinary shares outstanding as of March 15, 2024.

Unless otherwise indicated, the address of each person named below is c/o Mynd.ai, Inc., 720 Olive Way, Suite 1500, Seattle, WA 98101.

Name	Number of Ordinary Shares	Percent
Executive Officers:
Vincent Riera	*	*
Arthur Giterman	*	*
Lance Solomon	*	*
Paul Heffernan	*	*
Allyson Krause	*	*
Ronan O’Loan	*	*
Matthew Cole	*	*
Non-Employee Directors:
Dr. Simon Leung	17,691,157	3.9%
Dr. John Anthony Quelch	*	*
Denise Merle	*	*
Robin Mendelson	*	*
Dr. Tarek Shawki	*	*
Joel A. Getz	*	*
Executive Officers and Non-Employee Directors as a Group (13 persons):	17,691,157	3.9%
5% or Greater Shareholders:
NetDragon Websoft Holdings Limited	338,243,483(1)	74.1%
Nurture Education Cayman Limited	32,136,853(2)	6.6%
Ascendent Rainbow (Cayman) Limited	36,721,489(3)	7.4%
*Less than 1%
(1)    Represents ordinary shares held directly by NetDragon WebSoft, Inc. (“ND BVI”), a wholly-owned subsidiary of NetDragon Websoft Holdings Limited (“NetDragon”). NetDragon has the power to vote and dispose of the ordinary shares held by ND BVI. NetDragon has an address at Units 2001-05 & 11, 20/F. Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong.
(2)    Includes ordinary shares issuable upon conversion of a certain convertible promissory note dated December 13, 2023, in the aggregate principal amount of $65.0 million, made by the Company in favor of the holder. The holder has an address at c/o Ascendent Capital Partners (Asia) Limited, Suite 3501, 35/F, Jardine House 1 Connaught Place, Central, Hong Kong.
(3)    Includes ordinary shares issuable upon conversion of a certain convertible promissory note dated December 13, 2023, in the aggregate principal amount of $65.0 million, held by Nurture Education Cayman Limited, an affiliate of Ascendent Rainbow (Cayman) Limited..
We have one class of ordinary shares and each holder of our ordinary shares is entitled to one vote per ordinary share. As of March 15, 2024, we had 152 record holders of our ordinary shares. As set forth above, by virtue of the ownership of 74.1% of our ordinary shares by ND BVI, we are indirectly controlled by NetDragon.

B.    Related Party Transactions

Senior Secured Convertible Note.

On December 13, 2023 ("the Closing Date"), pursuant to a Senior Secured Convertible Note Purchase Agreement, dated April 18, 2023, by and among the Company, Best Assistant, and Nurture Education (Cayman) Limited (the “Holder”), an affiliate of ACP, a shareholder of the Company, we issued to the Holder a senior secured convertible note, in the principal face amount of $65.0 million (the “Note”).

The Note bears (i) cash interest at the rate of 5.00% per annum and (ii) PIK interest at the rate of 5.00% per annum payable by issuing additional notes (such additional notes, together with the Note issued on the Closing Date, the “Notes”). On the Closing date, we delivered a 12-month cash interest payment to the Holder for the first years’ interest. Both the cash interest and PIK interest will be paid semiannually. Upon the continuation of an Event of Default as defined in the Notes, the Notes shall become immediately due and payable and all unpaid principal, together with all accrued and unpaid interest and the applicable Make Whole Premium (as defined in the Notes), shall be due and payable. If any amount payable under the Notes is not paid on its due date, an additional 2.00% per annum will be added to the cash interest rate. The Notes will mature on December 13, 2028, unless earlier converted, redeemed or repurchased. The Notes are convertible at the option of the Holder at any time until the outstanding principal amount (including any accrued and unpaid interest) has been paid in full. Subject to the terms of Notes, the Holder may elect to receive our ADSs in lieu of ordinary shares upon conversion of the Notes.

The Notes may be redeemed by us following the third anniversary of Closing Date, in whole or in part, at a redemption price equal to the outstanding principal amount plus accrued and unpaid interest (calculated to the redemption date) and plus certain make whole premiums as specified in the Notes (which means the aggregate amount of cash interest and PIK interest that would be payable until the maturity date). The Notes are guaranteed by Promethean, a wholly-owned subsidiary of eLMTree, and secured by all the shares of Promethean. The Notes are our senior obligations and rank pari passu in right of payment with all of our other senior and unsubordinated obligations and the Notes are subordinated to the loans under those certain loan and security agreement documents among Promethean, Bank of America, N.A. and certain other parties and certain other loan documents related thereto.

The initial conversion rate per $1,000 principal amount of the Notes is equal to (i) $1,000 divided by (ii) the initial conversion price of $2.0226 (which is 115% of the “GEHI Per Share Value” as defined under the Merger Agreement), such initial conversion price being subject to adjustments as provided in the Notes. Upon occurrence of a make whole fundamental change, the conversion rate will be adjusted based on certain make whole premiums. On each of the first anniversary and second anniversary of the Closing Date (each such anniversary, a “Reset Date”), if the volume weighted average closing price of our ordinary shares during any consecutive 40-trading day period in the 12 months preceding the relevant Reset Date (the “Reference Price”) is below 85% of the initial conversion price, the conversion price will be adjusted to 115% of such Reference Price. If during the 12 months preceding a Reset Date there is more than one consecutive 40-trading day period when the volume weighted average closing price is below 85% of the initial conversion price, then the conversion price for the applicable Reset Date will be calculated based on the lower of (i) the volume weighted average closing price of the most recent applicable 40- trading day period and (ii) the average volume weighted average closing price for all applicable 40-trading day periods within the most recent six months. Notwithstanding the foregoing, in no event shall the conversion price be lower than 60% of the initial conversion price.

Upon the occurrence of a fundamental change (as defined in the Notes), we will offer to repurchase the Notes at a repurchase price of outstanding principal amount plus accrued and unpaid interest (calculated to the repurchase date). If the fundamental change is also a make whole fundamental change, the repurchase price will be outstanding principal amount plus accrued and unpaid interest (calculated to the repurchase date) and plus the make whole premiums.

So long as any Note remains outstanding, without consent of the majority noteholders, we and our subsidiaries are restricted from incurring certain indebtedness, entering into certain related party transactions, consummating certain asset sales or asset acquisitions, or undertaking certain capital expenditures.

We also entered into a registration rights agreement with the Holder, pursuant to which we granted the Holder certain registration rights in connection with our ordinary shares that may be issued upon conversion of the Notes.

Lock-up Agreement.

On December 13, 2023, we entered into a lock-up agreement with NetDragon Websoft Inc., pursuant to which NetDragon agreed that it would not, without the prior written consent of our Board of Directors, during the period commencing on that date and ending 24 months thereafter, sell, transfer or otherwise dispose of any of our ordinary shares it owns provided, however, that such restriction will terminate with respect to 50% of the ordinary shares held by NetDragon, on December 13, 2024. Notwithstanding the foregoing, the agreement also provides that after June 13, 2024, Netdragon may sell up to 20% of our ordinary shares it owns, if the trading price for our ADS exceeds 150% of the Reference Price (as defined therein) for any 20 trading days within any 30 consecutive trading days.

Commercial Agreements with NetDragon Affiliates.

We have entered into certain independent contractor agreements with Best Assistant Education Online Limited ("Best Assistant"), a controlled subsidiary of NetDragon, pursuant to which Best Assistant and its affiliates provide certain technological design, development and programming services to us in connection with a variety of our products. For the year ended December 31, 2023, we incurred approximately $5.4 million in fees under this agreement.

We have also entered into certain distribution agreements with Elernity Limited ("Elernity"), a controlled subsidiary of NetDragon, pursuant to which we have granted certain distribution rights to Elernity for our products in Hong Kong, Malaysia and Saudi Arabia. For the year ended December 31, 2023, we paid only nominal amounts to Elernity under these agreements.

Agreements with Minority Owner of Global Eduhub Holdings Limited

As set forth in "Item 4.B - Information on the Company - Business Overview" above, we acquired an 85% ownership interest in Global Eduhub Holdings Limited (together with its subsidiaries, "GEH Singapore"), which owns, operates and serves as franchisor of early childcare and learning centers in Singapore. The owner of the other 15% of GEH Singapore is Randsdale Resource Limited, an entity controlled by Ms. Koh Chow Chee, the founder and CEO of the GEH Singapore business. Ms. Chee also owns directly or indirectly, four early learning childcare centers in Singapore which are separate from GEH Singapore, and we have entered into certain arrangements with Ms. Chee whereby GEH Singapore provides staffing and management services to such centers and such centers purchase proprietary products from GEH Singapore.

The Merger Transactions

On April 18, 2023, we entered into an agreement and plan of merger among Bright Sunlight Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Company (the “Merger Sub”), Best Assistant Education Online Limited, a Cayman Islands exempted company (“Best Assistant”) and a controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), a Cayman Islands exempted company, and solely for purposes of certain named sections thereof, NetDragon (the "Original Merger Agreement") as amended via a certain Omnibus Amendment and Waiver dated as of October 18, 2023 (the “First Amendment”); and as further amended via a Second Omnibus Amendment and Waiver, dated as of December 7, 2023 (the “Second Amendment”) (both the First Amendment and the Second Amendment, together with the Original Merger Agreement, are collectively referred to herein as the “Merger Agreement”). The Merger Agreement contemplated that Best Assistant would transfer the education business of NetDragon outside of the Peoples Republic of China ("PRC") to Elmtree Inc., a Cayman Islands exempted company limited by shares and wholly-owned by Best Assistant who became a party to the Merger Agreement by executing a joinder on August 18, 2023 (“eLMTree”), and Merger Sub would merge with and into eLMTree with eLMTree continuing as the surviving company and becoming our wholly owned subsidiary (such transactions collectively, the “Merger”).

On December 13, 2023, we consummated the closing of the transactions contemplated by the Merger Agreement and certain other agreements set forth therein (“Closing”), pursuant to which, (i) Best Assistant transferred the education business of NetDragon outside of the PRC to eLMTree, (ii) Merger Sub merged with and into eLMTree with eLMTree continuing as the surviving company and becoming our wholly owned subsidiary, (iii) we changed our name to “Mynd.ai, Inc.” and (iv) we issued 329,812,179 of our ordinary shares to NetDragon WebSoft, Inc. (“ND BVI”), a wholly-owned subsidiary of NetDragon, and 96,610,041 of our ordinary shares to former shareholders of Best Assistant. The Company is now listed on NYSE American LLC, and our ADS trade under the symbol “MYND.”

Also concurrent with the Closing of the Merger:

•we transferred our entire education business in the PRC to Rainbow Companion, Inc., a purchaser consortium formed by the Founding Shareholders (as hereinafter defined) and their affiliates in consideration of $15 million (the “2023 Divestiture”);
•ND BVI, a wholly-owned subsidiary of NetDragon, purchased an aggregate of 8,528,444 of the Company’s ordinary shares from Joy Year Limited, Bloom Star Limited, Ascendent Rainbow (Cayman) Limited (“ACP”), Trump Creation Limited and China Growth Capital Limited (collectively, the “Founding Shareholders”), for an aggregate consideration of $15 million (the “Secondary Sale”); and
•Nurture Education Cayman Limited, an affiliate of ACP, purchased a $65.0 million convertible promissory note from us (the “Convertible Note”).
Registration Rights Agreements.
We have entered into Registration Rights Agreements with each of NetDragon and Nurture Education (Cayman) Limited, pursuant to which we have granted them certain "Demand" and 'Piggy-back" registration rights with respect to the ordinary shares held by NetDragon and the ordinary shares underlying the Convertible Note held by Nurture Education (Cayman) Limited.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with U.S. GAAP.
B.    Significant Changes
Except as otherwise disclosed in this Annual Report, we are not aware of any significant changes that have occurred since December 31, 2023.

ITEM 9. THE OFFER AND LISTING
A.    Offering and Listing Details

See "Item 9.C. Markets."

B.    Plan of Distribution

Not applicable.

C.    Markets
Since December 13, 2023, our ADS have been traded on the NYSE American under the symbol “MYND.” Each of our ADS presently represents 10 of our ordinary shares. Our ADS were originally listed on the New York Stock Exchange on September 27, 2017, and traded under the symbol “RYB.” On May 24, 2022, our ADS began trading under the symbol “GEHI.” Prior to October 14, 2022, each of our ADSs represented one Class A ordinary share. On October 14, 2022, we effected a change in the ratio of our ADSs to one ADS representing 20 Class A ordinary shares. On October 31, 2023, we effected a further change in the ratio of our ADSs to one ADS representing 10 of our ordinary shares.

D.    Selling Shareholders

Not applicable.

E.     Dilution
Not applicable.

F.    Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A.    Share Capital.
Not applicable.
B.    Memorandum of Articles of Association,
The information set forth in Exhibit 2.6 is incorporated herein by reference.
C.    Material Contracts.
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Annual Report.

D.    Exchange Controls
Not applicable.
E.    Taxation.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. In addition, the Cayman Islands does not impose withholding tax on dividend payments and is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands.

U.S. Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by the U.S. Holders described below that hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof and any of which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on net investment income, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•banks and other financial institutions;

•insurance companies;

•pension plans;

•cooperatives;

•regulated investment companies;

•real estate investment trusts;

•broker-dealers;

•traders that elect to use a mark-to-market method of tax accounting;

•certain former U.S. citizens or long-term residents;

•tax-exempt entities (including private foundations);

•persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•persons who hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•persons that actually or constructively own 10% or more of our stock (by vote or value);

•passive foreign investment companies or controlled foreign corporations; or

•partnerships or other entities taxable as partnerships for U.S. federal income tax purposes and their partners;

all of whom may be subject to tax rules that differ significantly from those discussed below.

EACH U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO ITS PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSIDERATIONS OF THE OWNERSHIP AND DISPOSITION OF THE ADSS OR ORDINARY SHARES.

General

For purposes of this discussion, a “U.S. Holder” is a person that for U.S. federal income tax purposes is a beneficial owner of the ADSs or ordinary shares that is any of the following:

•an individual who is a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the law of, the U.S. or any state thereof or the District of Columbia;

•an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or

•a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If an entity or arrangement which is treated as a partnership for U.S. federal income tax purposes is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Entities or arrangements which are treated as partnerships for U.S. federal income tax purposes and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner and that deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any taxes withheld thereon) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on New York Stock Exchange will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. Subject to certain conditions and limitations, non-US withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If you do not elect to claim a foreign tax credit, you may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which you elect to do so for all creditable foreign income taxes. You should consult your tax advisor regarding the creditability of any such withholding tax.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder's adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company Rules

If we are classified as a passive foreign investment company under Section 1297 of the Code (a “PFIC”) in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation, such as the Company, will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•at least 75% of its gross income is passive income (such as interest income) (the “Income Test”); or
•at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (the “Asset Test”).

For this purpose, cash and assets readily convertible into cash are categorized as assets that are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

It is uncertain whether we or any of our subsidiaries will be treated as a PFIC for U.S. federal income tax purposes for the current or any subsequent tax year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the Asset Test, including the value of our goodwill and un-booked intangibles, may be determined by reference to the market price of our ADSs form time to time (which may be volatile). Under the Income Test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by the spending of the cash we raise in any offering. Because PFIC status is based on our income, assets, and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the current taxable year or any subsequent year until after the close of the relevant taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our securities, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our securities, regardless of whether we continue to meet the tests described above for any succeeding year(s) unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a QEF Election (as defined below) with respect to all taxable years during such U.S. Holders holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the securities the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s securities with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the securities. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of securities, unless (i) such U.S. Holder makes a QEF Election (as defined below) or (ii) our securities constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the securities will be treated as an excess distribution. Under these special tax rules:

•the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the securities;
•the amount allocated to the taxable year of disposition, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•the amount allocated to each other year will be subject to the highest tax rate in effect for that year for individuals or corporations, as appropriate, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the securities cannot be treated as capital, even if a U.S. Holder holds the securities as capital assets.

If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the capital stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the securities. A U.S. Holder may avoid the general tax treatment for PFICs described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code (a “QEF,” and such election, a “QEF Election”) for each of the taxable years during the U.S. Holder’s holding period that we are a PFIC. If a QEF Election is not in effect for the first taxable year in the U.S. Holder’s holding period in which we are a PFIC, a QEF Election generally can only be made if the U.S. Holder elects to make an applicable deemed sale or deemed dividend election on the first day of its taxable year in which the PFIC becomes a QEF pursuant to the QEF Election. The deemed gain or deemed dividend recognized with respect to such an election would be subject to the general tax treatment of PFICs discussed above. In order to comply with the requirements of a QEF Election, a U.S. Holder must receive a PFIC Annual Information Statement from us. We intend to use commercially reasonable efforts to provide the information necessary for U.S. Holders to make or maintain a QEF Election, including information necessary to determine the appropriate income inclusion amounts for purposes of the QEF Election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. Furthermore, there can be no assurance that we will at all times be in a position to provide such information with respect to any particular U.S. Holder.

If a U.S. Holder makes a QEF Election with respect to a PFIC, it will be taxed currently on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is a PFIC, even if no distributions were received. Any distributions we make out of our earnings and profits that were previously included in such a U.S. Holder’s income under the QEF Election would not be taxable to such U.S. Holder. Such U.S. Holder’s tax basis in its securities would be increased by an amount equal to any income included under the QEF Election and decreased by any amount distributed on the securities that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of its securities in an amount equal to the difference between the amount realized and its adjusted tax basis in the securities, each as determined in U.S. dollars. Once made, a QEF Election remains in effect unless invalidated or terminated by the IRS or revoked by the shareholder. A QEF Election can be revoked only with the consent of the IRS. A U.S. Holder will not be currently taxed on the ordinary income and net capital gain of a PFIC with respect to which a QEF Election was made for any taxable year of the non-U.S. corporation that such corporation does not satisfy the Income Test or Asset Test. Each U.S. Holder should consult its tax advisor regarding the availability of, and procedure for making, any deemed gain, deemed dividend or QEF Election.

Alternatively, U.S. Holders can avoid the interest charge on excess distributions or gain relating to the securities by making a mark-to-market election with respect to the securities, provided that the securities constitute “marketable stock.” “Marketable stock” is, generally, stock that is “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the securities are considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our securities are listed on the NYSE, which is a qualified exchange for these purposes. Consequently, if our ordinary shares remain listed on the NYSE and are regularly traded, and you are a U.S. Holder of securities, we expect the mark-to-market election would be available to you if we are a classified as a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the securities.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the securities at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the securities. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the securities over the fair market value of the securities at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the securities will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS, unless the securities cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our securities, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

Unless otherwise provided by the IRS, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the IRS may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF OUR PFIC STATUS ON YOUR INVESTMENT IN THE SECURITIES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE SECURITIES.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the U.S. or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a U.S. Holder may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the securities, subject to certain exceptions (including an exception for securities held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the securities.

U.S. Treasury Regulations meant to require the reporting of certain tax shelter transactions could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under the applicable U.S. Treasury Regulations, certain transactions are required to be reported to the IRS including, in certain circumstances, a sale, exchange, retirement or other taxable disposition of foreign currency, to the extent that such sale, exchange, retirement or other taxable disposition results in a tax loss in excess of a threshold amount. U.S. Holders should consult their tax advisors to determine the tax return obligations, if any, with respect to our securities, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

F.    Dividends and Paying Agents.
Not applicable.

G.    Statement by Experts.
Not applicable.
H.    Documents on Display.
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
You may also view our filings made with the SEC on our website at www.mynd.ai. Information contained in our website is not a part of, nor incorporated by reference into, this Annual Report or our other filings with the SEC, and should not be relied upon.
I.    Subsidiary Information.
Not applicable.
J.    Annual report to security holders.
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Management has identified our negative exposure due to changes in interest rates, foreign currency exchange rates, and inflation as areas of potential risk, which we have evaluated further below.
Interest Rate Risk
We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We manage our interest rate risk exposure, predominantly by maintaining a balance of fixed and variable rate debt, while also maintaining cash balances that generate interest income.

More specifically, the recently issued convertible note has a fixed interest rate for its full 5-year term. Our revolving line of credit with Bank of America has a variable interest rate which, depending on the type of borrowing on the line we elect, is based on either the Federal Funds Rate or the BSBY. However, we also maintain cash deposit balances with Bank of America which are indexed to similar interest rates. Therefore, a change in the variable interest rate on the line of credit would be offset at least partially by an increase on the interest rate on our cash holdings. These offsetting interest rate changes mitigate the risk of variable interest rate changes on our operating results and financial conditions.

For the year ended December 31, 2023, a 10% change in the interest rate on our revolving line of credit would increase or decrease our interest expense on our line of credit by $0.4 million. However, as discussed above, this impact would be at least partially offset by interest income earned on our cash holdings (the extent of which is dependent on the balance of cash held).

Foreign Currency Risk
Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Most of our revenue is denominated in U.S. Dollars (an exception is our early childcare learning business, for which revenue is denominated in Singapore dollars). However, as we have operations in foreign countries, primarily in the U.K. and Europe, a stronger U.S. Dollar could make our products and services more expensive in foreign countries and therefore reduce demand. A weaker U.S. Dollar could have the opposite effect. Such exposure to currency fluctuations is difficult to measure or predict because our sales are also influenced by many other factors.
For the year ended December 31, 2023, sales denominated in foreign currencies were approximately 29% of total revenue. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. These foreign currencies primarily consist of the Pound sterling, Euro and Chinese Yuan. For the twelve months ended December 31, 2023, a hypothetical 10% change in these foreign currencies would have increased or decreased our revenue by approximately $12.1 million. Actual gains and losses in the future may differ materially from the hypothetical gains and losses discussed above based on changes in the timing and amount of foreign currency exchange rate movements.
The majority of our costs incurred are denominated in US dollars. This includes payments to all of our key inventory suppliers, as well as people costs associated with having our executive officers and the majority of our most senior employees based in the US. Accordingly, our costs are less susceptible to foreign exchange rate risks than our revenue.
Effects of Inflation
Given that we operate in a number of countries across the world, some or all of our operations could at times be adversely affected by inflation both in the markets in which we directly operate, and more broadly as a result of macro-economic changes in inflation. While the quantitative impact of potential future inflation is very difficult to measure, we do not believe the Company is more susceptible to the negative impacts of inflation than other similar market participants. Accordingly, we have not historically viewed the effects of inflation as a material risk to the business, although there can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.
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

An ADS holder will be required to pay the following fees under the terms of the deposit agreement:

Services	Fees
Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares)	•Up to US$0.05 per ADS issued
Cancellation of ADSs	•Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions (e.g., sale of rights and other entitlements)	•Up to US$0.05 per ADS held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	•Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares)	•Up to US$0.05 per ADS held on the applicable record date
Fees and Other Payments Made by the Depositary to Us
The depositary may reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, by making available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2023, we did not receive reimbursement from the depositary.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A.     Defaults
None.

B.    Arrears and Delinquencies
None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
On September 11, 2023, we held an Extraordinary General Meeting where our shareholders approved through a special resolution, the sixth amended and restated memorandum and article of association of the Company (“A&R MAA”). The A&R MAA, which became effective upon the Merger, provided that the authorized share capital of the Company be varied as follows: (a) the authorized share capital of the Company shall be varied to $1,000,000 divided into 1,000,000,000 shares comprising of (i) 990,000,000 ordinary shares of a par value of $0.001 each and (ii) 10,000,000 shares of a par value of $0.001 each of such class or classes (however designated) as the board of directors may determine in accordance with the A&R MAA, and (b) all Class A ordinary shares of the Company prior to the adoption of the A&R MAA, par value $0.001 per share and all Class B ordinary shares of the Company prior to the adoption of the A&R MAA, par value $0.001 per share in the authorized share capital of the Company (including all issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, and all authorized but unissued Class A Ordinary Shares and Class B Ordinary Shares) shall be re-designated as Ordinary Shares. For a full description of our Ordinary Shares, please see Exhibit 2.6 filed hereto.

ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2023. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives of ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures, and is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. There is no assurance that our disclosure controls and procedures will operate effectively under all circumstances.

We have identified the following material weaknesses in our internal control over financial reporting:

•We did not design or maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient number of resources with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. Additionally, the limited personnel resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions.

•We did not adequately design and maintain an effective risk assessment process at a sufficient precision level to identify new and evolving risks of material misstatement in our financial statements. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting.

•We did not design and implement control activities that address relevant risks, retain sufficient evidence of the performance of control activities, or design control activities at the level of precision required to identify potential material errors, across all significant accounts.

These material weaknesses contributed to the following additional material weaknesses:

•We did not design and maintain formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures.

•We did not design and maintain effective controls related to the period-end reporting process, including controls over the business performance reviews, account reconciliations, journal entries, and maintaining appropriate segregation of duties.

•We did not adequately design and maintain effective controls over the identification of and accounting for certain non-routine, complex, unusual events or transactions.

•We did not design and maintain effective information technology, or IT, general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain: (1) program change management controls to ensure that program and data changes are identified, tested, authorized, and implemented appropriately; (2) user access controls to ensure appropriate segregation of duties that adequately restrict user and privileged access to appropriate personnel; (3) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and (4) program development controls to ensure that new software development is tested, authorized and implemented appropriately. These IT deficiencies did not result in any misstatements to the financial statements.

These material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Because of material weaknesses in our internal control over financial reporting as previously disclosed, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective at the reasonable assurance level. Our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, notwithstanding the material weaknesses in our internal control over financial reporting, the consolidated financial statements in this Annual Report on Form 20-F fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

As discussed below, we are taking steps to remediate these material weaknesses in internal control over financial reporting; however, we are not yet able to determine whether the steps we are taking will fully remediate these material weaknesses.

Remediation

We are in the very early stages of designing and implementing our remediation plan to remediate these material weaknesses. Those remediation measures are ongoing and include the following:

•We have hired, and plan to continue to hire, accounting and IT personnel with the requisite skills and expertise to bolster our technical reporting, transactional accounting and IT capabilities. We are designing and implementing controls to formalize roles and review responsibilities to align with our team’s skills and experience and implement formal controls over segregation of duties.

•We added finance personnel to the organization, including a Chief Financial Officer and a Chief Accounting Officer to strengthen our internal accounting team, to provide oversight, structure and reporting lines, and to provide additional review over our disclosures.

•We are designing and implementing procedures and controls to identify and evaluate changes in our business and technology and their impact on our controls.

•We are designing and implementing procedures and controls to identify and account for non-routine, complex and unusual events or transactions and other technical accounting and financial reporting matters including controls over the preparation and review of accounting memoranda addressing these matters.

•We are enhancing formal processes, policies, procedures and controls supporting our financial close process, including creating standard balance sheet reconciliation templates, establishing and reviewing thresholds for business performance reviews, and formalizing procedures over the review of financial statements and journal entries.

•We are designing and implementing IT governance processes, including automating components of our change management, where applicable, and logical access processes; enhancing role-based access and logging capabilities; implementing automated controls and more robust IT policies and procedures over change management, computer operations and program development. Also, we are designing and implementing periodic internal evaluations of IT controls.

We are working to remediate the material weaknesses as efficiently and effectively as possible and expect full remediation could potentially go beyond December 31, 2024. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time-consuming, will result in our incurring significant costs and will place significant demands on our financial and operational resources.

While we believe these efforts will remediate the material weaknesses identified, we may not be able to complete our evaluation, testing or any required remediation in a timely fashion. We cannot assure you that the measures we have taken to date and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

If we fail to remediate these material weaknesses or identify new material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

B.    Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on its assessment, our management, including our CEO and CFO, has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to material weaknesses in our internal control over financial reporting, as discussed above in "Item 15A Disclosure Controls and Procedures." A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

C.    Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a non-accelerated filer, as defined under Rule 12b-2 of the Exchange Act, we are not subject to the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder). When these requirements begin to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

D.    Changes in Internal Control Over Financial Reporting
We are taking actions to remediate the material weaknesses relating to our internal controls over financial reporting, as described in Item 15A Disclosure Controls and Procedures. Except as otherwise described herein, there was no change in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT
Our board of directors has determined that Ms. Denise Merle, an independent director as defined in Rule 10A-3 of the Securities Exchange Act of 1934 and a member of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20‑F.

ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of business conduct that applies to all of our directors, executive officers and employees. The code of business conduct is available on our official website under the corporate governance section at www.mynd.ai. The information on our website is not intended to form a part of or be incorporated by reference into this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, Deloitte & Touche LLP and Deloitte LLP and its associated entities, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2023	2022
	(in thousands of US$)

Audit fees(1)	$1,917	$4,980
Audit-related fees(2)	—	—
Tax fees (3)	—	—
All other fees(4)	—	—
	$1,917	$4,980
(1)    “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and the review of documents filed with the SEC.
(2)    “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit fees.
(3)    “Tax fees” means the aggregate fees billed in each of the fiscal years listed for tax compliance, tax advice, and tax planning.
(4)    All “other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain financial due diligence services and other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte & Touche LLP, our independent registered public accounting firm, including audit services and tax services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
On January 5, 2023, we engaged Marcum Asia CPAs LLP (“Marcum Asia”) as our independent registered public accounting firm, to replace Friedman LLP (“Friedman”). The change of independent registered public accounting firm was approved by the audit committee of the board of directors and the board of directors of the Company on January 5, 2023. Accordingly, Marcum Asia was engaged to audit and report on our consolidated financial statements as of and for the year ended December 31, 2022.
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
We have provided Friedman with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from Friedman a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Friedman’s letter dated April 28, 2023 is hereby incorporated by reference as Exhibit 15.1 to this annual report on Form 20-F.
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
On December 13, 2023, the Audit Committee of the Company Board approved the appointment of Deloitte Touche Limited (“Deloitte”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ended December 31, 2023. Deloitte served as the independent registered public accounting firm of eLMTree prior to the Merger. Accordingly, Marcum Asia, the independent registered public accounting firm of GEHI (the name of the Company prior to the Merger), was informed that it would be replaced by Deloitte as the Company’s independent registered public accounting firm following the closing of the Merger on December 13, 2023 and Deloitte was engaged to audit and report on our consolidated financial statements as of and for the year ended December 31, 2023.
The report of Marcum Asia on GEHI’s financial statements for the year ended December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles.

During the fiscal year ended December 31, 2022 and in the subsequent interim period prior to our engagement of Deloitte, there were no: (1) disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused Marcum Asia to make reference in connection with their opinion to the subject matter of the disagreement, or (2) “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F, except that there was a material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to prepare and review the consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements.

We have provided Marcum Asia with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from Marcum Asia a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Marcum Asia’s letter dated March 26, 2024 is attached as Exhibit 15.2.

During the fiscal year ended December 31, 2022 and 2021 and in the subsequent interim period prior to our engagement of Deloitte, neither we nor anyone on behalf of us has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance standards. While we voluntarily follow most NYSE corporate governance standards, we do not intend to follow the NYSE rules below:
The NYSE Listed Company Manual requires an annual meeting of shareholders to be held no later than one year after the end of the fiscal year. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require an annual meeting of shareholders to be held annually. Accordingly, we presently do not intend to hold an annual meeting of shareholders in 2024. We may, however, hold annual meetings of shareholders in the future.
In addition, the NYSE Listed Company Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.
The NYSE Listed Company Manual also requires that with respect to the Nominating Committee, such committee be comprised solely of independent directors or by a majority of the independent directors. With respect to this requirement, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require our Nominating Committee to be comprised solely of or by a majority of independent directors. Notwithstanding the foregoing, under the charter which has been adopted for our Nominating and Corporate Governance Committee, they will make recommendations to our board of directors of the nominees for director and our board, comprised of a majority of independent directors, will evaluate such nominees for proposal to our shareholders for appointment.

See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we comply fully with the NYSE corporate governance standards.”

ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.
ITEM 16J. INSIDER TRADING POLICIES
We have adopted an insider trading policy that contains procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. Such policy is filed hereto as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY
Risk management and strategy.

We recognize the critical importance of developing, implementing, and maintaining appropriate cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. Accordingly, we engage in continuous and ongoing efforts to safeguard our information systems and protect the confidentiality, integrity and availability of our data.

Managing Material Risks and Integrating Cybersecurity Risk with Overall Risk Management

We maintain cybersecurity policies and procedures that are designed to identify, protect from, detect, respond to, and recover from cybersecurity threats and risks, and protect the confidentiality, integrity, and availability of our information systems, including the personal information residing on such systems. We take a risk-based approach to cybersecurity, which begins with the identification and evaluation of cybersecurity risks or threats that could affect our operations, our legal or regulatory compliance obligations, our reputation or our finances. Cybersecurity risks are identified, and risk mitigation strategies are developed and implemented, based on the specific nature of the identified cybersecurity risks and our determination as to the potential threat of the identified risks. These strategies include, among others, software updates and changes, bug fixes, the application of our cybersecurity policies and procedures, implementation of administrative, technical, and physical data security controls, and employee training, education, and awareness initiatives.

Our cybersecurity policies and procedures have been implemented to mitigate cybersecurity risk and our efforts to mitigate cybersecurity risks are a component of our broader risk management efforts.

Engagement of Third-Parties For Cybersecurity Risk Management Support

From time to time, we engage cybersecurity consultants, auditors, and other third parties to assess and enhance our cybersecurity practices. These third parties conduct assessments, penetration testing, and vulnerability assessments to help us identify weaknesses and, in some cases, to recommend improvements. Additionally, we use certain third-party tools and technologies as part of our efforts to enhance cybersecurity functions including vulnerability scanning tools, key management services, data encryption and continuous monitoring, detection, and response capabilities.

Oversight of Third-Party Service Providers

Given the importance of cybersecurity, we evaluate third-party service providers that either provide or support our information systems from a cybersecurity risk perspective. We endeavor to assess service-provider risks based upon the services each such third-party service provider may provide and the potential threat impact of each such service provider’s services. Our risk evaluations are used to inform our third-party service provider cybersecurity risk assessments and our assessments may include review of appropriate reports or certifications relating to the service provider’s security controls and practices or review of the service provider’s physical and technical security measures, practices and procedures.
Risks from Cybersecurity Threats

To date, we have not identified any cybersecurity threats that have materially affected, or are reasonably anticipated to have a material effect on, our operations or financial condition.

Governance

Board Oversight

The Board is responsible for overseeing management’s assessments of major risks and for reviewing the strategies, practices and procedures to mitigate such risks. The Board’s oversight of major risks, including cybersecurity risks, occurs at both the full Board level and at the Board committee level through the Audit Committee.

The Board. At regularly scheduled Board meetings, the Chief Executive Officer, Chief Financial Officer, the Executive Vice President and General Counsel, members of senior management, and other personnel and advisors, as requested by the Board, may report on the Company’s financial, operating, and commercial strategies, as well as major potential risks including but not limited to cybersecurity risks. Based on these reports, the Board may request follow-up information, data or presentations to address any specific concerns and recommendations. Additionally, the Audit Committee has opportunities to report regularly to the entire Board, and to review with the Board, any major issues that arise at the Audit Committee level, which may include issues relating to cybersecurity risks.

The Audit Committee. The Audit Committee will review with management the Company’s risk management practices including but not limited to our cybersecurity strategies, policies, procedures and practices. The Chief Executive Officer, Chief Financial Officer, Executive Vice President and General Counsel, members of senior management, and other personnel and advisors, as requested by the Audit Committee, may provide periodic reports to the Audit Committee with regards to the Company’s risk management practices, personal data privacy practices and cybersecurity practices and procedures.

Management’s Role Managing Risk From Cybersecurity Threats

Our management team plays a critical role in our risk management activities including our cybersecurity risk management activities. Multiple employees perform duties relating to personal data privacy, data security or cybersecurity. Multiple employees are actively involved in assessing and managing personal data privacy and cybersecurity risks. These employees have the necessary education and certifications, relevant previous work experience, and training, including ongoing training on current and emerging cybersecurity risks, to perform their assigned duties in these areas. Collectively, these employees work with our management team to implement cybersecurity policies, programs, procedures, and strategies to mitigate such risks.

Our management team engages in a range of cybersecurity risk mitigation activities including, for example, the adoption and implementation of policies and procedures to identify threats, deployment of security architectures, and planning for any data security incident response. Our management team has instructed other team members to conduct vulnerability scans and penetration testing to identify, classify, prioritize, remediate, and mitigate vulnerabilities. In addition, our management team meets with team members regularly to, among other things, endeavor to identify cybersecurity threats and to provide guidance as to strategy.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
AUDITED CONSOLIDATED FINANCIAL INFORMATION OF Mynd.ai

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Mynd.ai, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mynd.ai, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders' equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Emphasis of a Matter
As described in Note 3 to the financial statements, on December 13, 2023, NetDragon Websoft Holdings Limited (“NetDragon”) and Gravitas Education Holdings, Inc. (“GEHI”) completed a series of transactions ("the Merger") that resulted in (i) GEHI divesting of its business in China, (ii) NetDragon transferring its education businesses outside of China to eLMTree Inc. (“eLMTree”), (iii) eLMTree becoming a wholly owned subsidiary of GEHI, and (iv) GEHI changing its name to “Mynd.ai, Inc.” The Merger was accounted for in accordance with ASC 805, Business Combinations, and while GEHI is the legal acquirer, the transaction has been accounted for as a reverse acquisition with eLMTree identified as the acquirer for accounting purposes. Our opinion is not modified with respect to this matter.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Convertible Note— Refer to Note 2 and Note 14
Critical Audit Matter Description
In connection with the Merger, the Company issued $65 million aggregate principal amount of convertible senior notes (the “Convertible Note"). Certain features of the Convertible Note, including the conversion option, optional redemption at holder’s option upon a make whole fundamental change, and acceleration upon an event of default, require bifurcation and separate accounting as a single embedded derivative (the “Embedded Derivative”) from the Convertible Note pursuant to ASC 815, Derivatives and Hedging. The Embedded Derivative was measured at fair value using a Monte Carlo simulation model, requiring Level 3 inputs under the fair value measurement hierarchy, including expected volatility, risk-free interest rate and credit risk adjusted rate, on the date of issuance (December 13, 2023), and its fair value is again remeasured at each reporting date. At the date of issuance, the Embedded Derivative was valued and recorded as a derivative liability in the amount of $14,740, resulting in the Convertible Note being issued at a discount in the same amount, which will be amortized to interest expense using the effective interest method, and any changes in the fair value at each balance sheet date recorded as other income (expense) in the consolidated statements of operations.
We identified the accounting for the Convertible Note and related valuation of the Embedded Derivative as a critical audit matter because of the complexity in identifying and accounting for features requiring bifurcation as an embedded derivative, as well as the initial valuation of the Embedded Derivative. The auditing of the Convertible Note and valuation of the Embedded Derivative required a high degree of auditor judgement, including evaluating the reasonableness of the significant judgements made by management in determining the need to bifurcate certain features included in the terms of the Convertible Note, as well as the inputs used in the valuation of the Embedded Derivative.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the accounting of the Convertible Note included the following among others:
•Obtained and read the Senior Secured Convertible Note Purchase Agreement as well as the Convertible Promissory Note to understand the various features associated with the Convertible Note.
•With the assistance of our national office specialists, we evaluated the appropriateness of the accounting conclusions associated with Convertible Note.
•We evaluated the appropriateness of the accounting conclusions reached by management in accounting for the Convertible Note, as well as the identification and bifurcation of the related Embedded Derivative.
•We evaluated the competency and objectivity of management's expert engaged by the Company to assist in the accounting analysis of the Convertible Note and valuation of the Embedded Derivative.
•With the assistance of our fair value specialists, we evaluated the reasonableness of management's valuation methodology and the significant assumptions used in determining the fair value of the embedded derivative by:
◦Testing the source information underlying the embedded derivative and the mathematical accuracy of the fair value calculation.
◦Testing the inputs used in the valuation.
/s/ DELOITTE & TOUCHE LLP
Seattle, Washington
March 26, 2024
We have served as the Company's auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of eLMTree (the Consolidated and Combined Overseas Education business of NetDragon Websoft Holdings Limited)

Opinion on the Financial Statements

We have audited the accompanying consolidated and combined statements of operations, comprehensive (loss)income, changes in parent company net investment, and cash flows of eLMTree and subsidiaries (the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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
Emphasis of a Matter
As described in Note 2 to the financial statements, the accompanying financial statements have been derived from the separate records maintained by NetDragon Websoft Holdings Limited (“NetDragon”). The financial statements also include expense allocations for certain corporate functions historically provided by NetDragon. These allocations may not be reflective of the actual expenses that would have been incurred had the Company operated as a separate entity apart from NetDragon. A summary of transactions with related parties is included in Note 13 to the financial statements.

/s/ DELOITTE LLP
London, United Kingdom
July 31, 2023 (March 26, 2024 as to the effects of the reverse acquisition described in Note 2)

We began serving as the Company’s auditor in 2022. In 2023 we became the predecessor auditor.

Mynd.ai. Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$91,784	$29,312
Accounts receivable, net of allowance for credit losses of $2,599 and $2,970	63,865	61,061
Inventories	53,098	111,227
Prepaid expenses and other current assets	14,666	8,977
Due from related parties	2,759	2,093
Loan receivable, related party	—	7,919
Prepaid subscriptions	—	7,300
Current assets of discontinued operations	—	5
Total current assets	226,172	227,894

Non-current assets:
Goodwill	46,924	42,048
Property, plant, and equipment, net	11,878	2,998
Intangible assets, net	51,450	47,997
Right-of-use assets	7,491	3,110
Deferred tax assets, net	56,381	44,627
Other non-current assets	4,094	107
Total non-current assets	178,218	140,887
Total assets	$404,390	$368,781

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$59,595	$81,471
Accrued expenses and other current liabilities	45,389	47,085
Loans payable, current	31,942	48,030
Contract liabilities	14,110	10,148
Accrued warranties	17,871	13,550
Lease liabilities, current	4,412	1,788
Due to related parties	5,080	3,978
Current liabilities of discontinued operations	163	597
Total current liabilities	178,562	206,647

Non-current liabilities:
Loans payable, non-current (Note 13 & 14)	64,859	276
Loans payable, related parties, non-current	4,670	4,445
Contract liabilities, non-current	21,762	17,692
Lease liabilities, non-current	3,412	1,634
Other non-current liabilities	4,250	1,076
Deferred tax liabilities	1,317	—
Total non-current liabilities	100,270	25,123
Total liabilities	$278,832	$231,770
Commitments and contingencies (Note 15)
Shareholders’ equity:
Ordinary shares par value of $0.001; 990,000,000 shares authorized, 456,477,820 and 426,422,220 shares issued and outstanding, respectively. 10,000,000 shares, $0.001 par value, without designation.	456	426
Additional paid-in capital	473,590	448,065
Accumulated other comprehensive income (loss)	3,513	4,546
Accumulated deficit	(353,890)	(316,026)
Total Mynd.ai, Inc. shareholders’ equity	123,669	137,011
Non-controlling interest	1,889	—
Total shareholders’ equity	125,558	137,011
Total liabilities and shareholders’ equity	$404,390	$368,781
See accompanying notes to the consolidated financial statements.

Mynd.ai. Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	For the Year Ended December 31,
	2023	2022	2021
Revenue	$413,564	$584,684	$448,193
Cost of sales	310,423	440,769	309,223
Gross profit	103,141	143,915	138,970
Operating expenses:
General and administrative	31,319	34,608	31,299
Research and development	34,604	41,459	35,591
Sales and marketing	51,488	60,848	60,545
Acquisition-related costs	19,288	502	—
Restructuring	10,195	238	469
Total operating expenses	146,894	137,655	127,904

Operating (loss) income	(43,753)	6,260	11,066
Other income (expense):
Interest expense	(4,661)	(1,833)	(173)
Gain on forgiveness of debt	—	4,923	—
Other income (expense)	2,250	597	(2,248)
Total other (expense) income	(2,411)	3,687	(2,421)

Net (loss) income from continuing operations, before income taxes	(46,164)	9,947	8,645
Income tax benefit (expense)	9,156	25,275	(1,787)
Net (loss) income from continuing operations	(37,008)	35,222	6,858
Loss from discontinued operations, net of tax	(823)	(12,637)	(7,960)
Net (loss) income	$(37,831)	$22,585	$(1,102)
Net income (loss) from continuing operations attributable to non-controlling interest	33	—	—
Net (loss) income attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations	(37,041)	35,222	6,858
Net (loss) income attributable to ordinary shareholders of Mynd.ai, Inc.	(37,864)	22,585	(1,102)
Net (loss) income per ordinary share
Net (loss) income per share attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations
Basic and Diluted	(0.09)	0.08	0.02
Net (loss) per share attributable to ordinary shareholders of Mynd.ai, Inc. from discontinued operations
Basic and Diluted	—	(0.03)	(0.02)
Net (loss) income per share attributable to ordinary shareholders of Mynd.ai, Inc.
Basic and Diluted	(0.09)	0.05	—
Weighted average shares outstanding used in calculating net (loss) income per share
Basic and diluted	427,986,755	426,422,220	426,422,220
See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

	For the Year Ended December 31,
	2023	2022	2021
Net (loss) income	$(37,831)	$22,585	$(1,102)
Other comprehensive (loss) income, net of tax of nil:
Change in foreign currency translation adjustments	(1,033)	(3,367)	(755)
Total comprehensive (loss) income	$(38,864)	$19,218	$(1,857)
Less: comprehensive income attributable to non-controlling interest	33	—	—
Comprehensive (loss)/income attributable to Mynd.ai Inc.	$(38,897)	$19,218	$(1,857)
See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands, except for share and per share data)

	Common Stock				Accumulated	Total Mynd.ai	Noncontrolling	Total Shareholders'
	Shares	Amount	APIC	AOCI	Deficit	Shareholders' Equity	Interest	Equity
Balance as of January 1, 2021	426,422,220	$426	$361,621	$8,668	$(337,509)	$33,206	$—	$33,206
Net Income (loss)					(1,102)	(1,102)		(1,102)
Foreign currency translation				(755)		(755)		(755)
Contributions from Controlling Shareholder			85,888			85,888		85,888
Balance as of December 31, 2021	426,422,220	426	447,509	7,913	(338,611)	117,237	—	117,237
Net Income (loss)					22,585	22,585		22,585
Foreign currency translation				(3,367)		(3,367)		(3,367)
Contributions from Controlling Shareholder			556			556		556
Balance as of December 31, 2022	426,422,220	426	448,065	4,546	(316,026)	137,011	—	137,011
Net Income (loss)					(37,864)	(37,864)	33	(37,831)
Foreign currency translation				(1,033)		(1,033)		(1,033)
Contributions from Controlling Shareholder			2,707			2,707		2,707
Acquisition of business	30,055,603	30	22,818			22,848	1,856	24,704
Balance as of December 31, 2023	456,477,823	$456	$473,590	$3,513	$(353,890)	$123,669	$1,889	$125,558
See accompanying notes to the consolidated financial statements.

Mynd.ai. Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Year Ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(37,831)	$22,585	$(1,102)
Loss from discontinued operations, net of tax	823	12,637	7,960
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,124	4,520	6,116
Deferred taxes	(10,307)	(25,275)	(3,505)
Non-cash lease expense	1,958	1,818	1,867
Non-cash interest expenses	325	—	—
Gain on forgiveness of debt	—	(4,923)	—
Amortization of RDEC credit	(839)	(460)	(134)
Accrued tax credit RDEC	(1,732)	—	—
Change in fair value of derivative liability	(432)	—	—
Write-off of Inventory	4,630	3,951	—
Write-off of prepaid subscriptions	5,668	—	—
Change in fair value of earn out liabilities	64	—	—
Impairment of right-of-use assets	—	—	1,553
Loss on disposal of property, plant and equipment	8	30	94
Change in operating assets and liabilities:
Accounts receivable	1,361	25,346	(46,249)
Inventories	54,615	(20,237)	(57,393)
Prepaid expenses and other assets	(5,115)	701	(5,015)
Prepaid subscriptions	1,632	(7,300)	—
Due from related parties	(531)	(4,376)	1,034
Accounts payable	(23,201)	(1,820)	54,786
Accrued expenses and other liabilities	(4,564)	(12,820)	21,943
Accrued warranties	3,883	3,266	2,735
Due to related parties	1,102	3,469	509
Contract liabilities	4,713	7,779	3,430
Lease obligations - operating leases	(2,327)	(2,084)	(2,111)
Net cash (used in) provided by operating activities - continuing operations	(973)	6,807	(13,482)
Net cash used in operating activities - discontinued operations	(1,252)	(12,079)	(8,422)
Net cash (used in) provided by operating activities	(2,225)	(5,272)	(21,904)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(389)	(829)	(1,194)
Internal-use software development costs	(4,434)	(1,028)	—
Repayment (issuance) of loan receivable, related party	8,019	(7,919)	—
Acquisition of businesses, net of cash	16,138	(6,000)	—
Net cash provided by (used in) investing activities - continuing operations	19,334	(15,776)	(1,194)
Net cash used in investing activities - discontinued operations	—	—	—
Net cash provided by (used in) investing activities	19,334	(15,776)	(1,194)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Revolver	(80,300)	(49,305)	—
Proceeds from Revolver	62,000	63,000	34,000
Proceeds from convertible note	64,884	—	—
Contingent consideration payments	(2,174)	—	—
Repayment of Paycheck Protection Program Loan	(192)	(5)	—
Repayment of NetDragon group loans	—	(3,210)	(33,320)
Proceeds from NetDragon group loans	219	869	24,781
Net cash provided by financing activities - continuing operations	44,437	11,349	25,461
Net cash provided by financing activities - discontinued operations	—	—	—
Net cash provided by financing activities	44,437	11,349	25,461
Net change in cash	61,546	(9,699)	2,363
Cash and cash equivalents, beginning of year	29,312	40,508	37,817
Exchange rate effects	926	(1,497)	328
Cash and cash equivalents, end of year	$91,784	$29,312	$40,508
Supplemental disclosure of non-cash investing and financing activities transactions:
Non-cash repayment of NetDragon group loans	$—	$—	$23,970
Accrued purchase price related to acquisition of businesses	$—	$1,688	$—
Accrued value of earnout related to acquisition of businesses	$—	$377	$—
Noncash consideration transferred for acquisition of businesses	$22,848	$—	$—
Supplemental disclosure of cash transactions:
Cash paid for interest	$5,223	$—	$—
Cash paid for taxes, net of refunds	$914	$969	$6,419
See accompanying notes to the consolidated financial statements.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

Note 1.    Organization
Mynd.ai, Inc. ("the Company"), a Cayman Islands company, provides global, end-to-end, learning solutions and collaboration tools to help teachers, schools, students, and professionals realize their greatest potential. The Company's global headquarters is in Seattle, Washington, U.S., and it conducts its business through its various subsidiaries throughout the world, with operations principally focused in the U.S., Europe, and the U.K.
Note 2.    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and follow the requirements of the Securities and Exchange Commission (the “SEC”) for annual reporting for a foreign private issuer.
On December 13, 2023, NetDragon Websoft Holdings Limited (“NetDragon”) and Gravitas Education Holdings, Inc. (“GEHI”) completed a series of transactions ("the Merger") that resulted in (i) GEHI divesting its business in China, (ii) NetDragon transferring its education businesses outside of China to eLMTree Inc. (“eLMTree"), (iii) eLMTree becoming a wholly owned subsidiary of GEHI, and (iv) GEHI changing its name to “Mynd.ai, Inc.” The Merger was accounted for as a business combination in accordance with ASC 805, Business Combinations. While GEHI was the legal acquirer of eLMTree, the transaction has been accounted for as a reverse acquisition, and consequently, eLMTree was identified as the acquirer for accounting purposes. The financial statements of the Company prior to closing of the Merger reflect the consolidated and combined financial statements of eLMTree. See "Note 3 Business Combinations." These consolidated and combined financial statements were derived from the separate records maintained by NetDragon, who continues to be a controlling shareholder of the Company (the "Controlling Shareholder"). The financial statements include estimated expense allocations for certain corporate functions historically provided by NetDragon. These allocations may not be reflective of the actual expenses that would have been incurred had the Company operated as a separate entity apart from NetDragon.

As a result of the reverse acquisition, all shares and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively. The Company calculated basic earnings (loss) per share for each comparative period prior to the acquisition date by dividing net income (loss) of the accounting acquirer attributable to common shareholders by the accounting acquirer’s historical weighted-average number of common shares outstanding. The Company calculated the weighted-average number of common shares outstanding (the denominator of the EPS calculation), including the equity interests issued by the legal acquirer to effect the reverse acquisition, as the number of common shares outstanding from the beginning of that period to the acquisition date computed on the basis of the weighted-average number of common shares of the accounting acquirer outstanding during the period multiplied by an exchange ratio derived from the shares exchanged at the Merger date.

The Company represents the consolidated operations of eLMTree Inc. and subsidiaries and Global Eduhub Holdings Limited and subsidiaries ("GEH Singapore"). The eLMTree segment consists of a number of legal entities, including Promethean World Limited and its consolidated subsidiaries (“Promethean”) and Edmodo, LLC (“Edmodo”). The GEH Singapore segment represents Singapore-based kindergarten and student care services that have historically been reported as part of GEHI prior to the Merger.
On September 22, 2022, eLMTree abandoned the operations of the North America geographic region of the Edmodo business. In applying FASB ASC 205-20 Presentation of Financial Statements – Discontinued Operations and ASC 360 Property, Plant, and Equipment, the Company determined the abandonment qualified for discontinued operations presentation and as such, the consolidated financial statement have been retroactively adjusted, where applicable, to give effect to the discontinued operations for all periods presented. See "Note 17 Discontinued Operations."

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Basis of Consolidation
The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and its partially owned subsidiaries and non-controlling interests. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Important estimates and assumptions relate to revenue recognition, impairment of obsolete and slow-moving inventories, valuation of assets acquired and liabilities assumed in business combinations, evaluation of finite-lived tangible and intangible assets, goodwill and indefinite-lived intangible assets for impairment, valuation of embedded derivatives, and valuation allowance for deferred tax assets. These estimates and judgments are subject to change based on experience and new information which could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affecting future periods. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Reclassifications
The Company has made reclassifications to certain previously reported financial information to conform to the current period presentation, including further disaggregation to the accrued expenses and revenue footnotes, and reclassifying acquisition-related costs and restructuring costs from general and administrative expenses to separate lines on the statement of operations. The Company has reflected these changes in all historical periods presented and these updates have no impact on the presentation in the consolidated balance sheets, consolidated statements of operations, or consolidated statements of cash flows.
Liquidity and Capital Resources
As of December 31, 2023, the Company had $91,784 in cash and cash equivalents and net working capital of $47,610. The Company had net cash outflows from continuing operations in 2023 of $973 and net cash outflows of $2,225 after considering discontinued operations. While the Company has at times funded its activities primarily through cash flows from financing activities with the Controlling Shareholder, the Company has in place a revolver with Bank of America and has issued a convertible note (see Note 14 Debt). This revolver has a committed line limit of $74,000 until March 31, 2024, and $50,000 thereafter through its maturity in January 2028. The convertible note is in the principal amount of $65,000, and does not mature until December 13, 2028, unless earlier redeemed, repurchased or converted. Given these facts and circumstances, the Company has determined that it is reasonably expected to have adequate financial resources to continue as a going concern for at least the twelve-month period following issuance of these financial statements.
Non-controlling Interests
Non-controlling interests ("NCI") on the consolidated balance sheets include third-party investments in entities that the Company consolidates, but does not wholly own. NCI are classified as part of equity, and the amount of net income (loss), other comprehensive income (loss), and any other equity transactions are allocated to the NCI in accordance with their applicable ownership percentages. NCI recognized as a result of a business combination are measured initially at fair value, which represents the NCI's proportionate share of the acquired identifiable net assets.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Cash and Cash Equivalents

Cash and cash equivalents include cash on hand with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2023, and 2022, respectively, the Company had no cash equivalents.
Concentration of Credit Risk
Credit risk represents the risk that the Company would incur a loss if counterparties failed to perform pursuant to the terms of their agreements. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash balances with financial institutions in federally insured accounts and for certain institutions has cash balances in excess of the insurance limits. These deposits and funds may be redeemed upon demand and the Company does not anticipate any losses on such balances. The Company has not experienced any losses to date and believes that it is not exposed to any significant credit risk on cash and cash equivalents.
Accounts Receivable and Allowance for Credit Losses
Trade accounts receivable are recorded at the invoiced amount and do not bear interest.

The allowance for credit losses is management’s best estimate of the credit losses in existing accounts receivable. The Company monitors the financial performance, historical and expected collection patterns, and creditworthiness of its customers so that management can properly assess and respond to changes in their credit profile. The Company also monitors domestic and international economic conditions for the potential future effect on its customers. Past due balances are reviewed individually for collectability. Account balances are charged against the allowance when management determines it is probable the receivable will not be recovered. All allowance for credit losses are charged to general and administrative expenses on the Company’s consolidated statement of operations.
The allowance for credit losses as of December 31, 2023, and 2022 was as follows:

	December 31,
	2023	2022	2021
Balance at beginning of period	$2,970	$2,970	$176
Adjustments and provision for estimated credit losses	(371)	—	2,794
Balance at end of period	$2,599	$2,970	$2,970
Inventories
Inventories are valued at the lower of cost or net realizable value (NRV). The Company measures the cost of inventories based on the first-in, first-out method. Inventory costs include expenditures incurred in acquiring the inventories, production or conversion costs, as well as other costs incurred in bringing them to their existing location and condition. Inventory is comprised of raw materials and finished products intended for sale. The Company periodically makes judgments and estimates regarding the future utility and carrying value of inventory. The carrying value of inventory is periodically reviewed and impairments, if any, are recognized when the expected net realizable value is less than carrying value.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Property, Plant and Equipment, Net
Property, plant and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense when incurred. Additions and improvements that extend the economic useful life of the asset are capitalized and depreciated over the remaining useful lives of the assets. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any resulting gain or loss is reflected in current earnings. Depreciation is recognized using the straight-line method in amounts considered to be sufficient to allocate the cost of the assets to operations over the estimated useful lives or lease terms, as follows:

Asset Category	Estimated Useful Life
Buildings	25 years
Plant and Machinery	3-10 years
Computer and office equipment	3-5 years
Furniture and Fixtures	5 years
Capitalized software	3-5 years
Construction-in-progress	N/A
Leasehold improvements	**
** Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the term of the underlying lease.
Internal-Use Software
The Company capitalizes qualifying employee costs and third-party vendor fees for the development of software that will only be used internally. Capitalization begins once the project reaches the application development stage. Costs incurred during the preliminary project stage, as well as training costs and data conversion costs, are expensed as incurred. Amortization is generally recorded on a straight-line basis over the estimated useful lives ranging from three to five years. Capitalized internal-use software is included within property, plant, and equipment on the consolidated balance sheets.
Intangible Assets
Intangible assets, which consist of customer relationships, patents and technology, student base, franchise relationships, brands, content, trade names, and non-compete agreements are stated at cost less accumulated amortization. For finite-lived intangible assets, amortization is generally recorded on a straight-line basis over estimated useful lives ranging from two to ten years. The Company periodically reviews the estimated useful lives of intangible assets and adjusts them when events indicate that a shorter life is appropriate.
Goodwill
Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is carried at cost, less any impairment. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair value-based test.
Goodwill and indefinite‑lived intangibles are evaluated for impairment on an annual basis at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. The Company has the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative goodwill

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
impairment test is performed. Impairment tests are performed, at a minimum, on December 31st each year. Management may use the income approach (utilizing future estimated discounted cash flows) or the market approach to determine the estimated fair value of reporting units in determining whether the fair value of its reporting units exceeded their carrying amounts. If the fair value exceeds the carrying amount, then no impairment is recognized. If the carrying amount exceeds the fair value calculated, then an impairment charge is recognized for the difference. The impairment review requires management to make judgments in determining various assumptions with respect to revenues, operating margins, growth rates, discount rates and market multiples of comparable companies. The judgments made in determining the estimated fair value of a reporting unit can materially impact the Company’s financial condition and results of operations. The Company performed a qualitative assessment and determined it was not more likely than not that the fair values were less than their carrying amounts for the years ended December 31, 2023, 2022, and 2021, respectively.
Impairment of Long‑lived Assets, other than Goodwill and other Indefinite‑lived Intangible Assets
Long‑lived assets, other than goodwill and other indefinite‑lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets.

Factors that the Company considers in deciding when to perform an impairment review include significant changes in the Company’s forecasted projections for the asset or asset group for reasons including, but not limited to, significant underperformance of a product in relation to expectations, significant changes, or planned changes in the Company’s use of the assets, significant negative industry or economic trends, and new or competing products that enter the marketplace. The impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset group. If impairment is indicated, the asset is written down by the amount by which the carrying value of the asset exceeds the related fair value of the asset with the related impairment charge recognized within the statements of operations. During the years ended December 31, 2023 and 2022, the Company did not recognize any impairment charges. During the year ended December 31, 2021, the Company recognized $1,553 of impairment charges relating to its right-of-use assets.

Fair Value Measurements
The Company applies ASC 820, Fair Value Measurement ("ASC 820"), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances. The valuation hierarchy is composed of three levels as described below:

Level 1 - Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company may engage third-party qualified valuation specialists to perform the valuation. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, due from related parties, contract liabilities, accrued warranties, current related party loans payable and current liabilities of discontinued operations approximate their fair values because of their short-term nature. The fair value of the Company’s loans payable (See Note 14 - Debt), which are categorized as Level 3 within the fair value hierarchy as of December 31, 2023 and 2022, is not materially different to the carrying value of such facility. The derivative liability associated with the Company’s convertible note is remeasured at fair value at each reporting date and is classified as Level 3 in the fair value hierarchy (See Note 14 - Debt). During the years ended December 31, 2023 and 2022, the Company utilized Level 3 inputs to determine the fair value of net assets acquired in business combinations (see Note 3).

Certain non-financial assets, such as goodwill, intangible assets, right-of-use assets, and property and equipment, are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. Such fair value measures are considered to be within the Level 3 valuation hierarchy due to the subjective nature of the unobservable inputs used. The Company has not recorded any impairment charges to non-financial assets during any of the periods presented.
Business Combinations
The Company accounts for its business combinations using the acquisition method of accounting. The purchase consideration is allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair value of these assets acquired and liabilities assumed is recorded as goodwill. Management is required to make significant estimates and assumptions in determining fair values, especially with respect to acquired intangible assets, which include but are not limited to the selection of valuation methodologies, expected future revenue and net cash flows, expected customer attrition rates, future changes in technology, and discount rates. These estimates are inherently uncertain and, therefore, actual results may differ from the estimates made. As a result, during the measurement period of up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill as information on the facts and circumstances that existed as of the acquisition date becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statements of operations.
Acquisition-related expenses are recognized separately from business combinations and are expensed as incurred. The acquisition method also requires that acquisition-related transaction and post-acquisition restructuring costs be charged to expense as committed and requires the Company to recognize and measure certain assets and liabilities including those arising from contingencies and contingent consideration in a business combination. These costs include one-time people-related costs and amounts paid to vendors and consultants assisting with the acquisition. During the years ended December 31, 2023 and 2022, the Company expensed acquisition-related and abandoned deal costs of $19,288 and $502, respectively, in the consolidated statements of operations.
Convertible debt
The Company reviews the terms of convertible debt issued to determine whether there are embedded derivative instruments, including embedded conversion options, which are required to be bifurcated and accounted for separately as derivative financial instruments. In circumstances where the host instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date with changes in the fair value reported as other (expense) income in the consolidated statements of operations. When the convertible debt instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds received are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the host instruments themselves, usually resulting in those instruments being recorded at a discount from their face value. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense.
Revenue Recognition
The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”), which prescribes that an entity should recognize revenue that depicts the transfer of products or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those products or services. The guidance also requires disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts.
Under ASC 606, the Company recognizes revenue following a five-step model which prescribes the Company: (i) identify contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company does not have any significant financing components in their customer contracts.
Performance obligations are satisfied both at a point in time and over time. All revenues are recognized based on the satisfaction of the performance obligation to date.
The eLMTree segment generates revenue primarily from the sale of the following goods and services, which includes freight charges, and excludes value-added tax and other sales taxes.
Hardware and Accessories
The Company generates most of its revenue from the sales of hardware and accessory products to a global network of distributors and resellers, who are considered the customers for these products. Revenue is recognized at a point in time when the customer obtains control of the distinct good. The specific timing of the change in control varies by customer (based on contractual agreements between the Company and the customer) and can occur either when the goods are shipped by the Company via a third-party carrier, or when the goods are made available for pick-up by the customer. Customers do not have a contractual right of return of goods, aside from standard provisions regarding defective products.
The Company provides a Promethean Global Software License for its preloaded proprietary embedded software with the sale of its hardware products. The Company considers this hardware and software to be highly interdependent and highly interrelated. As a result, the Company considers the hardware and proprietary software to represent a combined performance obligation and recognizes revenue when control of the combined performance obligation has passed to the customer.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Future Unspecified Software Upgrade Rights
As part of the sale of certain of its hardware products, the Company provides the right for the customer to receive, on a when-and-if-available basis, future unspecified software upgrades relating to the software bundled with each such hardware device. The customer for future unspecified software upgrade rights is the end user. Because the Company lacks observable prices for the undelivered performance obligations, the allocation of revenue is based on the Company's estimated stand-alone selling prices using the cost-plus margin approach. Allocated revenue for the future unspecified software upgrade rights are recorded in the consolidated balance sheet as contract liabilities and are recognized in the consolidated statement of operations on a straight-line basis over the period that the software upgrades are provided.
Freight Revenue
The Company may arrange for shipment of its core products by third-party logistics providers to certain customers, based on delivery location and timing requirements determined by these customers. The Company considers freight to be a separate performance obligation, as the shipping is capable of being distinct within the context of contract and provides a separate benefit to the customer above and beyond the Company’s other products. This performance obligation is considered to be satisfied at a point in time, which typically occurs when the third-party logistics providers take possession of the products, as control of the goods has passed to the customer at this point in time. The Company considers itself to be the principal in freight revenue transactions.
Warranty Revenue
The Company provides a standard warranty on all of its hardware products. Depending on the jurisdiction in which the product is sold, this standard warranty is either for three years or five years. This warranty is not sold separately and does not provide any additional services beyond assuring the product complies with the agreed upon specifications. As such, the Company considers the standard warranty as an assurance type warranty which does not constitute a separate performance obligation.
In those jurisdictions where a three-year warranty is considered standard, the Company also separately sells enhanced five-year and seven-year warranties, which are considered to represent a separate performance obligation that is satisfied over the time period from the end of the term of the standard warranty to the end of the term of the enhanced warranty. The customer for enhanced warranties is the end user. In those jurisdictions where a five-year warranty is considered standard, the Company also separately sells enhanced seven-year warranties, which are considered to represent a separate performance obligation that is satisfied over the time period from the end of the term of the standard warranty to the end of the term of the enhanced warranty.
Payments received in advance of providing these enhanced warranty services are recorded in the consolidated balance sheet as contract liabilities and are recognized in the consolidated statement of operations on a straight-line basis over the period that the enhanced warranty services are provided.
Software-as-a-Service (SaaS)
The Company offers a number of services, generally in the form of a subscription for a set time period, through the use of internally developed software and certain third-party arrangements. The Company considers SaaS offerings to be a separate performance obligation, as the service provided is capable of being distinct within the context of contract and provides a separate benefit to the customer above and beyond the Company’s other products. The customer for SaaS offerings is the end user. Payments received in advance of providing the SaaS offering are recorded in the consolidated balance sheet as contract liabilities, and are recognized in the consolidated statement of operations on a straight-line basis over the period that SaaS offering are provided.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Training Revenue
The Company offers a training service for use of its hardware, which is considered to represent a separate performance obligation that is satisfied over time, as the services are capable of being distinct within the context of contract and provide a separate benefit to the customer above and beyond the Company’s other products. The customer for training services is the end user. The revenue associated with this performance obligation is recognized on a straight-line basis over the training period, which the Company believes represents a faithful depiction of the transfer of these training services. Payments received in advance of providing these training services are recorded in the consolidated balance sheet as contract liabilities and are recognized in the consolidated statements of operations on a straight-line basis over the training period.
The GEH Singapore segment generates its revenues from the following revenue sources:
Tuition fees generated from kindergarten services and student care services

The Company provides private kindergarten services and student care center services to students. Tuition fees are collected in advance and are initially recorded as deferred revenue.

Kindergarten services consist of a series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and not sold standalone. Therefore, the kindergarten services are accounted for as a single performance obligation.

Student care services provide a series of classes which are highly interdependent and interrelated in the context of the contract and each class is not distinct and not sold standalone. Therefore, student care services are also accounted for as a single performance obligation.

Revenues for the kindergarten services and student care center services are recognized on a straight-line basis over the service period.

Franchising fees

The Company generates revenues by franchising kindergartens, and collects from franchisees both an initial franchising fee and an annual franchise fee. As the initial franchising service and annual franchising service are distinct from each other, the Company identifies two performance obligations accordingly. The transaction price is allocated to each performance obligation based on a relative stand-alone selling price.

Initial franchising fees represent provision of initial set-up services which are typically received upfront and recorded in the consolidated balance sheet as contract liabilities. The set-up period usually begins with the site renovation or training services, whichever is earlier, to the time point when kindergartens commence operations, which is approximately 6 to 12 months. Initial franchising fees are recognized over time throughout the set-up period.

Annual franchise fees represent supporting services provided by the Company to the franchised kindergartens. The related annual franchise fees are received upfront and recorded in the consolidated balance sheet as contract liabilities. Annual franchise fees are recognized over time throughout the contract terms.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Practical Expedients
The Company applies the following practical expedients allowable under ASC 606:
1.Sales Taxes and Similar Taxes Collected from Customers:
The Company excludes from the transaction price value-added tax and other sales taxes.
2.Contract Costs:
The Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.
Significant Judgments
Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. To be distinct, the customer must be able to benefit from the service on its own or with readily available resources, and the promise to transfer the good or service must be separately identifiable from other goods and services in the contract.
When the Company enters into contracts whereby the Company will transfer cash or a credit note to a customer when a rebate has been achieved, the Company estimates the amount of consideration to which it will be entitled using the expected value method. The Company also enters into contracts with certain of its distributor and reseller partners where the sales price of the products or services transferred is not fixed at the time revenue is initially recognized, but is rather subsequently determined by the price at which the distributor or reseller sells the products or services to the end consumer. These estimates are made using the expected value method based on historical rebate experience and expected future sales trends on a customer-by-customer basis. These estimates are measured at each reporting date and are generally resolved within 90 days of recognizing the initial revenue. Because these contracts contain elements of variable consideration, the Company only includes this variable consideration in its transaction price when there is a basis to reasonably estimate the amount of consideration to which the Company expects to ultimately be entitled, and it is probable there will not subsequently be a significant reversal of revenue previously recognized.
Provision for Warranty Costs
The Company provides customers of its products with warranties covering defects in the components of the product. The Company records a liability based on its best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors used in estimating the warranty liability include a history of units sold and units under warranty that have failed, average cost incurred to repair/replace units under warranty, and a profile of the distribution of warranty expenditures over the warranty period. Actual claims incurred could differ from estimates, requiring adjustments to the liabilities.
Cost of Sales
Cost of sales consists primarily of inventory costs, cost of delivering training services, depreciation of property, plant and equipment, freight, warehousing, and warranty costs associated with the Company’s hardware products, as well as third-party hosting and processing fees associated with the Company’s online sales platforms. In addition, logistic and operations employee costs, as well as an allocation of related depreciation and office space cost, are also included in cost of sales. Further, costs of sales also consists of employee costs and facility costs associated with the Company's early childcare education services in the Singapore market. Finally, amortization of intangible assets directly associated with the Company’s products and services is included in cost of sales.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
General and Administrative Expenses
General and administrative expenses consist primarily of salaries, and employee benefits for its employees not related to logistics and operations, early childcare education services, research and development, and selling and marketing activities, as well as costs incurred for office space (excluding amounts allocated to cost of sales), professional service fees, insurance costs, legal expenses, and other general overhead.
Research and Development Expenses
Research and development expenses consist primarily of salaries, employee benefits, and other compensation for employees engaged in research and development.
Sales and Marketing Expenses
Selling and marketing expenses consist primarily of salaries, employee benefits, and other headcount-related expenses associated with sales and marketing personnel, and the costs of media advertising, promotions, trade shows, and seminars.
Advertising Expense
Advertising costs are expensed as incurred. Advertising costs were $7,220, $11,343, and $8,508 for the years ended December 31, 2023, 2022, and 2021, respectively, which are included in sales and marketing expenses on the consolidated statements of operations.
Other Income (Expense)
Other income (expense) consists primarily of interest expense, foreign currency transaction adjustments, and gain from the forgiveness of debt.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Restructuring and Other Expense
Costs to exit or restructure certain activities of an acquired company or its internal operations are accounted for as termination and exit costs pursuant to ASC 420, Exit or Disposal Cost Obligations, and are accounted for separately from the business combination. A liability for costs associated with an exit or disposal activity is recognized and measured at its fair value in the consolidated statement of operations in the period in which the liability is incurred.

	December 31,
	2023	2022	2021
Severance costs	$4,527	$238	$469
Write-off of prepaid subscriptions [1]	5,668	—	—
	$10,195	$238	$469
1 Represents the write-off of prepaid subscriptions pursuant to a distribution and master services agreement as these prepaid subscriptions were deemed not recoverable through future sales activity.
Right-of-use Assets and Lease Liabilities
The Company has entered into lease agreements for certain facilities, vehicles and equipment, which provide the right to use the underlying asset and require lease payments over the term of the lease. At inception, the Company determines if an arrangement is a lease and then classifies leases as operating or finance at commencement. The Company does not have any financing leases. Operating leases are presented as right-of-use (“ROU”) assets, and the corresponding lease liabilities are included in operating lease liabilities, current and operating lease liabilities, non-current on the Company’s consolidated balance sheets. ROU assets represent the Company's right to use an underlying asset, and lease liabilities represent the Company's obligation for lease payments in exchange for the ability to use the asset for the duration of the lease term.
ROU assets and lease liabilities are recognized at commencement date and determined using the present value of the future minimum lease payments over the lease term. The Company uses an incremental borrowing rate based on estimated rate of interest for collateralized borrowing since the Company's leases do not include an implicit interest rate. The estimated incremental borrowing rate considers market data, the economic environment of the jurisdiction where the lease is located, and the lease term at commencement date. The lease term may include options to extend when it is reasonably certain that the Company will exercise that option. The Company recognizes operating lease expense on a straight-line basis over the lease term.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when the Company determines it is more likely than not that some portion or all deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities.
The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The Company does not provide for income taxes on its undistributed earnings of its foreign subsidiaries since such earnings are considered to be indefinitely reinvested or may be remitted tax-free. It is not practicable to estimate the amount of deferred tax liability related to these investments. Carryforward attributes that were generated in tax years prior to those that remain open for examination may still be adjusted by relevant tax authorities upon examination if they either have been, or will be, used in a future period.
Functional Currency
The local currency is the functional currency for all foreign entities other than a small number of intermediate holding companies which have USD as the functional currency. Assets and liabilities of these operations are translated into U.S. Dollars at the exchange rate in effect at the end of each period. Income statement accounts are translated at the average exchange rate prevailing during the period. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of other comprehensive income (loss). During the year ended December 31, 2023 the Company recognized a gain of $1,033 and incurred a loss of $3,367 and $755 during the years ended December 31, 2022 and 2021, respectively, for the translation of foreign entities due to fluctuations of foreign currency exchange rates.
Segment Reporting
The Company determines its reportable segments in accordance with ASC 280, Segment Reporting. The Company determines its reportable segments by first identifying its operating segments. An operating segment is a component of the Company that 1) engages in business activities from which it may recognize revenue and incur expenses, 2) its operating results are regularly reviewed by the chief operating decision maker (“CODM”) in making decisions about resources to be allocated to the segment and assessing its performance, and 3) its discrete financial information is available. The Company's CODM has been identified as its Chief Executive Officer.
The Company has determined that it has two operating segments and that these two operating segments each represent a reportable segment:
The eLMTree segment produces interactive displays and teaching software primarily used in the education market in the U.S., the U.K., and Europe as well as parts of Asia and Africa. The financial information reviewed by the CODM combines the results of the US and rest of world operations.

The GEH Singapore segment operates exclusively in Singapore and provides private kindergarten services and student care center services through its direct operations, and also generates revenue from franchising to third-parties. The results of GEH Singapore are presented separately in the financial information reviewed by the CODM.

Discontinued Operations
When the Company has abandoned, or classified as held for sale, a business component that represents a strategic shift with significant effect on the Company’s operations and financial results, it classifies that business component as a discontinued operation and retrospectively presents discontinued operations for the comparable periods. The post-tax income, or loss, of discontinued operations are shown as a single line on the face of the consolidated statements of operations. The disposal of the discontinued operation would also result in a gain or loss upon final disposal.
Recent Accounting Pronouncements Issued but not yet Adopted
In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The amendments in this ASU are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is still evaluating the effect of the adoption of this guidance.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is still evaluating the effect of the adoption of this guidance.

On March 6, 2024, the SEC approved a rule that will require registrants to provide certain climate-related information in their registration statements and annual reports. The rule requires information about a registrant's climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition. The required information about climate-related risks also includes disclosure of a registrant's greenhouse gas emissions. In addition, the rules will require registrants to present certain climate-related financial metrics in their audited financial statements. The Company is evaluating the potential impact of this rule on the consolidated financial statements and related disclosures.

Note 3. Business Combinations
Explain Everything, Inc.
On November 17, 2022, pursuant to an Asset Purchase Agreement entered into on that date, the Company acquired substantially all the assets and assumed certain liabilities (the "Acquisition") of Explain Everything, Inc., Explain Everything Sales, Inc., EE Discover, Inc., and Explain Everything SP. ZO.O (collectively, “Explain Everything” or the “Seller”) in exchange for total consideration of $8,065, consisting of: (i) $6,000 in cash paid at the closing of the Acquisition, (ii) an Earn-Out Payment valued at $377, (iii) Deferred Payments valued at $1,939, and (iv) reduced for working capital adjustments totaling approximately $251. Explain Everything is a leading whiteboard platform designed to help teachers and students create and complete engaging lessons and assignments, video capture, and collaborate. During the year ended December 31, 2023, the Company paid $400 in full satisfaction of the Earn-Out Payment and $1,000 of the Deferred Payments, as well as a payment of $716 for final working capital adjustments. The final installment of Deferred Payments is due in November 2024.
The Acquisition was accounted for as a business combination in accordance with ASC 805. The Company determined the fair values of the assets acquired and liabilities assumed in the Acquisition. The fair values of the assets acquired and liabilities assumed, as well as the pro-forma results of operations for this acquisition, have not been presented because they are not material to the consolidated financial statements.
Gravitas Education Holdings, Inc. (“GEHI”)
On December 13, 2023, NetDragon and GEHI completed a series of transactions ("the Merger") that resulted in (i) GEHI divesting its business in China, (ii) NetDragon transferring its education businesses outside of China to eLMTree, (iii) eLMTree becoming a wholly owned subsidiary of GEHI, and (iv) GEHI changing its name to “Mynd.ai, Inc.” The Merger is being accounted for as a business combination in accordance with ASC 805. While GEHI is the legal acquirer of eLMTree, the transaction has been treated as a reverse acquisition, and consequently, eLMTree was identified as the acquirer for accounting purposes. The purchase consideration was measured at the fair value of GEHI shares issued and outstanding at the close of the merger. Any difference between the fair value of the GEHI shares issued, less the fair value of GEHI’s identifiable assets acquired (net of liabilities assumed) and non-controlling interest, represents goodwill. The identifiable net assets acquired of GEHI were valued at their respective fair values at the acquisition date.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
For accounting purposes, the Merger resulted in eLMTree acquiring an 85% equity interest in GEH Singapore, a company incorporated in Singapore that, through various of its subsidiaries, provides early childhood education services, meeting the needs of children from infancy to 6 years old through structured courses at kindergarten and student care centers, as well as through franchise relationships with third-party kindergarten services. The Merger provided the eLMTree segment with a pathway to greater autonomy and future financing opportunities as a public company, while providing the GEH Singapore segment with significant new sources of funding to potentially refurbish its existing facilities and expand its footprint in both Singapore and to other countries in the region. The result of this acquisition has been included in the Company’s consolidated financial statements as of and from the date of acquisition. The associated goodwill has been included in the Company’s GEH Singapore reportable segment.

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

December 13, 2023 [1]
Cash and cash equivalents	$16,138
Accounts receivable, net	1,464
Prepaid expenses and other current assets	902
Current tax assets	282
Amounts due from related parties	46
Inventories	141
Operating lease right-of-use assets	5,398
Property and equipment, net	4,773
Other non-current assets	2,226
Intangible assets	7,750
Total Assets	39,121

Accrued expenses and other current liabilities	(5,496)
Operating lease liabilities - current	(2,903)
Operating lease liabilities - non-current	(2,603)
Contract liabilities - current	(1,730)
Income tax payable	(382)
Other non-current liabilities	(3,977)
Deferred tax liability	(1,317)
Total Liabilities	(18,408)

Total identifiable net assets at fair value	20,713
Goodwill	3,991
Non-controlling interest	(1,855)

Purchase consideration transferred	$22,849
(1) Rounding may impact summation of amounts.

The preliminary purchase price allocations reflect various fair value estimates and analyses relating to the determination of fair value of certain tangible and intangible assets acquired, non-controlling interest, and residual goodwill. The Company determined the estimated fair value of the acquired working capital, and identifiable intangible assets and goodwill after review and consideration of relevant information including discounted cash flow analyses, market data, and management’s estimates, with the assistance of an independent valuation firm. The estimated fair value of acquired working capital was determined to approximate carrying value.

The goodwill arising from the transaction consists of expected synergies from combining operations of the two companies. None of the goodwill will be deductible for tax purposes.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

Intangible assets acquired comprise of the following:

	Purchase price allocation (in thousands)	Useful lives (in years)
Student base (Childcare)	$4,000	4
Franchise relationships	1,700	10
Brands	1,600	10
Content	450	5
Total intangible assets acquired	$7,750

The provisional measurements of identifiable assets and liabilities, non-controlling interest, and the resulting goodwill related to this acquisition, is subject to adjustments in subsequent periods as the Company finalizes its purchase price allocation, including third-party valuations.

Since the closing date of the Transaction, $1,808 of revenue and $217 of net income of GEH Singapore have been included in the Company’s consolidated statement of operations for the year ended December 31, 2023.

Unaudited supplemental pro-forma information

Had the acquisition been completed on January 1, 2022, the Company’s pro forma results of operations for the years ended December 31, 2023 and 2022 would have been as follows:

	December 31,
	2023	2022
Revenue (in thousands)	$448,469	$615,436
Net gain (loss) attributable to shareholders (in thousands)	$(28,754)	$(8,116)

The unaudited supplemental pro-forma information presented above includes the following assumptions and adjustments -
(1) The 2023 supplemental pro forma earnings were adjusted to exclude $19,288 of acquisition-related costs incurred in 2023. The 2022 supplemental pro forma earnings were adjusted to include the same.
(2) The 2022 supplemental pro forma earnings were adjusted to exclude impairment losses of $22,661 that would not have been recorded had the acquisition been completed on January 1, 2022.
(3) The 2023 and 2022 supplemental pro forma earnings were adjusted to include expense related to the amortization of acquired intangibles for an entire year.
(4) The convertible note (further described in Note 14) was assumed to have been issued on January 1, 2022 and therefore, interest for the entire year on the convertible note was deducted to arrive at the 2023 and 2022 supplemental pro-forma earnings .

Note 4. Revenue Recognition
Revenue
Sales of hardware and accessories include revenue from freight, which is recognized at a point in time. Services include enhanced warranty, training revenue, as well as revenue from kindergarten and student care services, which are recognized over time. Revenue from SaaS and revenue from future software upgrade rights are also recognized over time.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The following table presents the Company’s revenue disaggregated based on the revenue source and the timing of revenue recognition:

	Year Ended December 31,
	2023	2022	2021
Revenue from hardware and accessories	$394,666	$573,409	$440,984
Revenue from services	10,799	7,305	5,602
Revenue from SaaS	5,379	3,816	1,607
Revenue from software upgrade rights	2,720	154	—
Total revenue	$413,564	$584,684	$448,193
Revenue disaggregation
The following table presents the Company’s revenue disaggregated based on geographic location of customers:

	Year Ended December 31,
	2023	2022	2021
United States	$292,583	$417,476	$296,601
Rest of World	120,981	167,208	151,592
Total revenue	$413,564	$584,684	$448,193
Included in the rest of world, is the country where the revenue during the periods presented exceeded 10% or more of the total revenue in the Company's consolidated statements of operations:

	Year Ended December 31,
	2023	2022	2021
Germany	$46,152	$—	$—
Contract liabilities

	December 31,
	2023	2022
Deferred revenue: enhanced warranties	$21,057	$19,264
Deferred revenue: other services	14,814	8,576
Total contract liabilities	$35,871	$27,840

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The contract liabilities listed above represent deferred revenue associated with sales of enhanced warranties and other services such as training revenue and future unspecified software upgrade rights, as well as deferred revenue associated with kindergarten and student care services. The deferred revenue amounts included as contract liabilities represent the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially satisfied). These performance obligations are expected to be satisfied as follows:

	Enhanced warranties	Other services
2024	$3,321	$10,789
2025	5,012	2,673
2026	5,853	798
2027	4,127	394
2028	1,956	160
Thereafter	788	—
Total contract liabilities	$21,057	$14,814
During the years ended December 31, 2023, 2022, and 2021, the Company recognized $10,148, $6,127, and $3,978, respectively, in revenue that was included in deferred revenue contract liabilities as of January 1, 2023, 2022, and 2021, respectively.
The Company did not have any contract assets as of or for the years ended December 31, 2023 and 2022.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 5.    Segment and Entity-wide Disclosures

Segment reporting

Based on how the Company's CODM assesses the performance of the business, as well as the availability of discrete financial information, the Company has identified two reportable segments: eLMTree and GEH Singapore. The CODM utilizes revenue and operating income to assess the performance of these segments. The Company does not allocate corporate expenses related to the Company’s Board of Directors and strategic initiatives, as well as certain other costs, to the individual segments, and instead reports all such costs in the eLMTree segment.
Prior to acquisition of the GEH Singapore segment in December 2023, the Company had only one operating segment. The tables below represent the segment information reviewed by the Company's CODM for the year ended December 31, 2023 (in thousands):

	eLMTree	GEH Singapore
Revenue	$411,756	$1,808
Cost of sales	$309,186	$1,237
Depreciation and amortization expense	$5,090	$34
Operating (loss) income	$(43,957)	$204
Interest expense	$4,659	$2
Other income (expense)	$2,253	$(3)
Pre-tax (loss) income from continuing operations	$(47,185)	$198
Income tax benefit	$9,137	$19
Net income (loss)	(38,048)	$217
Long lived assets:
Property plant and equipment	$7,037	$4,841
Right of use assets	$2,412	$5,079
Intangible assets	$43,700	$7,750
Entity-wide disclosures

The following table reflects the Company's geographic distribution of property, plant, and equipment, net and ROU assets, net (in thousands):

Singapore	$9,920
United Kingdom	6,496
United states	1,495
Rest of World	1,458
$19,369

Note 6.    Inventories
Inventories consist of the following:

	December 31,
	2023	2022
Raw materials	$814	$768
Finished goods	52,284	110,459
	$53,098	$111,227

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 7.    Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:

	December 31,
	2023	2022
Current tax assets	$4,545	$3,846
Prepaid Expenses	6,026	2,202
Others	4,095	2,929
Total	$14,666	$8,977
Note 8.    Property, Plant, and Equipment, net
Property, plant and equipment, net consist of the following:

	December 31,
	2023	2022
Buildings	$5,462	$1,675
Plant and machinery	$2,246	$2,124
Leasehold improvements	$132	$133
Computer and office equipment	$16,602	$14,618
Furniture and fixtures	$1,805	$1,750
Internal use software	$1,719	$—
Construction in progress	$3,866	$1,079
	$31,832	$21,379
Less: Accumulated depreciation	$(19,954)	$(18,381)
Property, plant and equipment, net	$11,878	$2,998
Depreciation expense totaled $901, of which $311 was recorded in cost of sales, $244 was recorded in sales and marketing expense, $199 was recorded in research and development expense, and $147 was recorded in general and administrative expense on the Company's consolidated statement of operations for the year ended December 31, 2023. Depreciation expense totaled $889 and $1,025, of which $188 and $199 is recorded in cost of sales, and $701 and $826 is recorded in general and administrative expenses on the Company’s consolidated statement of operations for the years ended December 31, 2022, and 2021, respectively.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 9. Goodwill and Intangible Assets
Goodwill and Indefinite-Lived Intangible Assets
The following table presents the changes in the gross carrying amount of goodwill and other indefinite lived intangible assets for the periods presented (in thousands):

	Goodwill	Tradenames
Balance, December 31, 2020	$34,255	$35,997
Foreign currency adjustments	—	—
Balance, December 31, 2021	34,255	35,997
Foreign currency adjustments	501	—
Additions	7,292	—
Balance, December 31, 2022	42,048	35,997
Foreign currency adjustments	885	0
Additions	3,991	0
Balance, December 31, 2023	$46,924	$35,997
The goodwill balance of the Company relates to goodwill recognized by NetDragon in connection with the 2015 acquisition of Promethean World Limited as discussed in Note 2 - Summary of Significant Accounting Policies, the 2022 acquisition of Explain Everything and the 2023 acquisition of GEH Singapore as discussed in Note 3 - Business Combinations. The goodwill recorded as part of the acquisition of Promethean is assigned to the Company's eLMTree reporting unit. Given the timing of the acquisition of GEH Singapore relative to December 31, 2023, the Company has only performed a preliminary purchase price allocations, and has not yet concluded how it will assign the goodwill recorded as part of this acquisition between its two reporting units.
The tradenames balance relates to the intangible assets recognized by NetDragon in connection with the 2015 acquisition of Promethean World Limited. There were no impairments of goodwill and indefinite-lived intangible assets identified for the years ended December 31, 2023, 2022 and 2021.
Finite-Lived Intangible Assets
The Company acquired student base (student care), franchise relationships, brands and content as a part of its 2023 acquisition of GEH Singapore as discussed in Note 3 - Business Combinations.
The components of intangible assets, all of which are finite-lived, consisted of the following:

	December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (Years)
Customer relationships	$10,514	$(10,514)	$—	0.0
Patent and developed technology	$37,323	$(30,023)	$7,300	1.9
Student base (Childcare)	$4,000	$—	$4,000	4.0
Franchise relationships	$1,700	$—	$1,700	10.0
Brands	$1,600	$—	$1,600	10.0
Tradenames	$576	$(207)	$369	2.0
Content	$450	$—	$450	5.0
Non-compete agreements	$54	$(20)	$34	2.0
	$56,217	$(40,764)	$15,453

	December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (Years)

Customer relationships	$10,514	$(10,514)	$—	0.0
Patent and developed technology	$37,403	$(26,022)	$11,381	2.8
Tradenames	$560	$—	$560	10.0
Non-compete agreements	$59	$—	$59	2.0
	$48,536	$(36,536)	$12,000
No impairments of finite-lived intangible assets were identified during fiscal years 2023, 2022 and 2021. The Company estimates that it has no significant residual value related to the finite-lived intangible assets.
During the years ended December 31, 2023, and 2022, intangible assets amortization expense was $4,223 and $3,631, respectively, which was entirely included in cost of sales on the Company’s consolidated statement of operations. Intangible assets for which amortization was previously recorded in general and administrative expenses in prior years became fully amortized in the year ended December 31, 2021. Intangible assets amortization expense was $5,091, of which $3,631 was included in cost of sales and $1,460 was included in general and administrative expenses on the Company’s consolidated statement of operations for the year ended December 31, 2021.
The following table outlines the estimated future amortization expense related to intangible assets held as of December 31, 2023:

Year Ending December 31,
2024	$5,594
2025	$4,989
2026	$1,439
2027	$1,439
2028	$439
Thereafter	$1,553
Total	$15,453

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 10.    Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2023	2022
Accrued payroll	18,525	21,232
Deferred R&D credits	5,053	975
Rebates and customer advances	1,242	1,050
Interest payable	4,006	2,096
Accrued duty, freight and related expenses	4,005	5,314
Royalties	2,471	2,149
Value added tax payables	1,751	949
Other accrued expenses and liabilities	8,336	13,320
	$45,389	$47,085
Deferred R&D credits represent future offsets to research and development expense in the consolidated statement of operations. These credits were generated through the Company's participation in the U.K. Research and Development Expenditure Credit (RDEC) program.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 11.    Net (Loss) Income Per Share

The following table sets forth the computation of basic and diluted loss per share of the Company's common stock, net of non-controlling interest:

	For the Year Ended December 31,
	2023	2022	2021
Numerator:
Net (loss) income attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations	$(37,041)	$35,222	$6,858
Net (loss) income attributable to ordinary shareholders of Mynd.ai, Inc. from discontinued operations	$(823)	$(12,637)	$(7,960)
Net (loss) income attributable to ordinary shareholders of Mynd.ai, Inc.	$(37,864)	$22,585	$(1,102)
Denominator:
Weighted average shares outstanding used in calculating net (loss) income per share	427,986,755	426,422,220	426,422,220

Basic and diluted loss per share:
Net (loss) income per share attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations	$(0.09)	$0.08	$0.02
Net (loss) per share attributable to ordinary shareholders of Mynd.ai, Inc. from discontinued operations	$0.00	$(0.03)	$(0.02)
Net (loss) income per share attributable to ordinary shareholders of Mynd.ai, Inc.	$(0.09)	$0.05	$0.00

Basic and diluted loss per share are computed using the weighted average number of ordinary shares outstanding during the period.
Shares issuable upon the exercise of the conversion option related to the Convertible Note in the amount of 32,220,497 ordinary shares were excluded from the computation of diluted net loss per share for the year ended December 31, 2023 because of their anti-dilutive effect.
Note 12.    Relation with Controlling Shareholder and Related Entities
Historically, eLMTree has been managed and operated in the normal course of business consistent with other affiliates of the Controlling Shareholder. In preparing the 2022 and 2021 consolidated financial statements, certain shared costs have been allocated to the eLMTree segment and reflected as expenses in the consolidated statement of operations. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Controlling Shareholder expenses attributable to the eLMTree segment for purposes of the stand-alone financial statements. However, the expenses reflected in the consolidated financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if eLMTree historically operated as a separate, stand-alone entity.
Allocated Direct Costs
The consolidated statements of operations include expenses for employee compensation that were directly attributable to the Company’s business. The Controlling Shareholder has allocated such expenses by identifying the individual employee whose work directly related to the Company. Costs of $1,090 and $2,191 for the years ended December 31, 2022 and 2021, respectively, have been reflected in the operating expenses in the consolidated statements of operations for the Company's allocated share of Controlling Shareholder’s operating expenses.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 13. Related Party Transactions
As of December 31, 2023 and 2022, the Company has receivables of $2,759 and $2,093, respectively, and payables of $5,080 and $3,978, respectively, with related parties with common ownership. Receivables relate to reimbursements owed by related parties for costs incurred, including employee-related costs, or services provided by the Company on behalf of related parties. Payables relate to engineering, hosting, and employee services provided by related parties on behalf of the Company, as well as certain costs incurred by related parties on behalf of the Company in connection with the Merger. These payables exclude the Loans payable, related parties, non-current discussed below, as well as the Convertible Note discussed in Note 14. Debt. During the years ended December 31, 2023, 2022 and 2021, the Company received services from related parties totaling $8,745, $5,005, and $3,067, respectively.

On July 15, 2022, the Company entered into a related party loan agreement with Best Assistant Education Online Limited, a subsidiary of NetDragon, (“Best Assistant” or the "Borrower"). The loan agreement allowed the Borrower to receive a non-interest bearing loan from the Company up to a maximum of $10,000. The loan is due on the earlier of (i) June 30, 2023 or (ii) a change in control of the Borrower. The outstanding balance owed to the Company as of December 31, 2022 was $7,919. This loan was fully repaid during the year ended December 31, 2023.

In November 2019, eLMTree issued a non-interest-bearing promissory note of $45,800 due to Best Assistant. The promissory note was payable upon demand. This promissory note was fully repaid on November 18, 2022.

The Controlling Shareholder, through its various operating and financing subsidiaries, has historically provided funding to eLMTree on an interest-free basis with no set repayment date. Effective September 30, 2021, a total of $76,131 in historical funding was formally designated as a capital contribution and reclassified to additional paid-in capital. As of December 31, 2023 and 2022, the Company had $4,670 and $4,445, respectively, in funding from the Controlling Shareholder which was recorded as Loans payable, related parties, non-current on the consolidated balance sheets.
The non-controlling interest in the Company is held by a current employee of GEH Singapore. As of December 31, 2023 the non-controlling interest recorded in equity was $1,889.
Concurrent with the closing of the GEH Acquisition described in detail in Note 3, the Company issued a senior secured convertible note to an entity which is considered a related party as of December 31, 2023. See further discussion of this note in Note 14.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 14. Debt
Debt outstanding consists of the following:

	December 31,
	2023	2022
Revolver	$32,000	$47,838
Paycheck Protection Program Loan	194	192
Less revolver issuance costs	(252)	—
Loans payable, current	31,942	48,030

Convertible Note (a)	50,585	—
Embedded derivative (b)	14,308	—
Less issuance costs on convertible debt	(116)	—
Paycheck Protection Program Loan	82	276
Loans payable, non-current (Note 13 & 14)	64,859	276

Loans payable, related parties, non-current	4,670	4,445
	$101,471	$52,751
(a) The Convertible Note balance at December 31, 2023 is comprised of the Convertible Note's initial measurement at $50,260, which represents the gross proceeds received less fair value of the embedded derivative, $169 of accrued PIK interest for which the Notes will be issued in 2024 and accretion of discount on issuance of $156.
(b) Represents the embedded derivative included within the Convertible Note that is bifurcated and stated at fair value as at December 31, 2023.

The following table summarizes the debt maturities for the Convertible Note, the Revolver and the Paycheck Protection Program Loan (in thousands):

2024	$194
2025	82
2026	—
2027	—
2028 (1) (2)	97,169
Thereafter	—
$97,445
(1) The Company classifies the Revolver as a current liability on its consolidated balance sheets due to its intent and practice of using the Revolver for short-term financing needs. However, in the table above, the Revolver has been reflected at its maturity date in 2028.
(2) Debt maturing in 2028 also includes the Convertible Note with a maturity value of $65,000 and accrued PIK interest at December 31, 2023 of $169.
Convertible Note
Concurrent with the closing of the GEH Acquisition described in detail in Note 3, the Company issued a senior secured convertible note, in the principal amount of $65,000 (the “Convertible Note”). The Convertible Note bears (i) cash interest at the rate of 5.00% per annum and (ii) paid-in-kind interest ("PIK") at the rate of 5.00% per annum, payable by issuing additional notes (the “Convertible Note” or "Notes" while referring to the Convertible Note plus the Notes issued in connection with the PIK interest). Both the cash interest and PIK interest is payable semiannually on June 15 and December 13 of each year. The Company prepaid the cash interest due in 2024 at the time of issuance of the Convertible Note, so the first semiannual payment of cash interest will be on June 15, 2025.
PIK interest is payable by issuing additional notes in an amount equal to the applicable amount of PIK interest for the interest period.

The Company capitalized $116 of debt issuance costs related the Convertible Note. The Notes are senior secured obligations of the Issuer and mature on December 13, 2028, unless earlier redeemed, repurchased or converted. The initial conversion rate per $1 principal amount of the Notes is equal to the product of (i) $1 divided by (ii) 115% of the “GEHI Per Share Value” as defined under the Convertible Note agreement (the “Initial Conversion Price”), or $0.002. The conversion rate is subject to adjustment under certain circumstances in accordance with the terms of the Convertible Note. The Notes are convertible at the option of the Holder at any time until the outstanding principal amount (including any accrued and unpaid interest) has been paid in full. Subject to the terms of Notes, the Holder may elect to receive the Company's American Depositary Shares (the “ADS”) in lieu of the Company’s ordinary shares, par value $0.001 per share, (the “Ordinary Shares”), upon conversion of the Notes.

Certain features of the Convertible Note including the conversion option, redemption at the Company’s election, and acceleration of amounts due under the Convertible Note upon an event of default require bifurcation and separate accounting as a single embedded derivative (the “Embedded Derivative”) from the Convertible Note pursuant to ASC 815. The Embedded Derivative is measured at fair value utilizing Level 3 inputs under the fair value measurement hierarchy on the date of issuance (December 13, 2023) and at the end of each reporting period. As of December 13, 2023 and December 31, 2023, the Embedded Derivative was valued at $14,740 and $14,308, respectively. It is included in non-current loans payable in the consolidated balance sheets. The discount on the Note of $14,740 resulting from the initial fair value of the embedded derivative will be amortized to interest expense using the effective interest method and changes in the fair value of the embedded derivative will be recorded as other expense (income) in the consolidated statements of operations.

The Convertible Note contains certain representations, warranties, events of default and negative covenants that limit, without the consent of the holder(s) of the Convertible Note, the Company’s ability, among other things, to incur additional indebtedness, sell or acquire assets, undertake capital expenditures, and enter into certain transactions with third parties. As of December 31, 2023, the Company believes it was in material compliance with all such covenants.

During the year ended December 31, 2023, the Company recognized a gain on remeasurement of the Embedded Derivative of $432, which was recorded in other expense (income) in the consolidated statement of operations.
The fair value of the Embedded Derivative was calculated using a with and without method on the date of issuance (December 13, 2023) and at the end of each reporting period (December 31, 2023) using a Monte Carlo simulation model with the following assumptions -

	December 13, 2023	December 31, 2023	Relationship of significant unobservable input to fair value
Expected volatility	54.0%	56.0%	Increase in expected volatility will increase the value of the derivative
Risk-free rate	4.0%	3.8%	Increase in risk-free rate will increase the value of the derivative
Credit risk adjusted rate	20.0%	20.0%	Increase in credit risk adjusted rate will increase the value of the derivative

Revolver
In June 2018, the Company entered into a secured revolving line of credit facility for borrowings up to $35,000 with Bank of America with an original termination date of June 25, 2021, which was extended to January 19, 2028 through subsequent amendments. Subsequent amendments also amended the borrowing capacity up to $74,000 through March 31, 2024, and $50,000 thereafter through January 19, 2028. During the year ended December 31, 2023 the Company expensed revolver amendment fees and expenses of 138.

Interest on the Revolver accrues at the choice of rate of a) the Prime Rate as announced by Bank of America, (b) the Federal Funds Rate plus 0.50%, or (c) Bloomberg Short-term Bank Yield (“BSBY”) for a fixed term of 30, 90, or
180 days (at the election of the Company), plus the Applicable Margin. The Applicable Margin varies between 0.90% and 2.30% and depends on the Company's Fixed Charge Coverage Ratio and the type of rate chosen. Interest accrued on draws on the line of credit using the Prime Rate or the Federal Funds Rate plus 0.50% is calculated on a daily basis and is charged to the line of credit daily. Interest accrued on draws on the line using the BSBY rate is calculated on a daily basis, but is only charged to the line of credit at the end of the 30, 90, or 180 day fixed term period elected by the Company.
As of December 31, 2023 and 2022, the outstanding balance on the line of credit was $32,000 and $47,838, respectively. Of the total outstanding balance at December 31, 2023, $10,000 incurred interest at an annual rate of 8.06%, $14,000 incurred interest at an annual interest rate of 8.09% and $8,000 incurred interest at an annual interest rate of 8.08%. There is no requirement to pay down the line of credit balance until the Revolver Termination Date.

Borrowings under the Revolver are collateralized by the Company’s eligible trade receivables globally and eligible inventories in the United States and the Netherlands. Eligibility is determined by Bank of America and is based on the country of origin for the Company’s trade receivables and the type and nature of the Company’s inventory in the United States and the Netherlands. As of December 31, 2023 and 2022, the Company had unused borrowing capacity of $20,473 and $45,764 respectively, based on the borrowing base calculation as of the respective dates.
The Revolver loan agreement includes a number of affirmative and negative covenants. As of December 31, 2023, the Company was in material compliance with all such covenants.
Paycheck Protection Program
In May 2020, the Company entered into a $5,396 loan agreement under the Paycheck Protection Program (the “PPP”) with a 1% interest rate, which is administered by the U.S. Small Business Administration (the “SBA”). If companies meet certain requirements under the PPP, loans may be eligible for forgiveness. On October 18, 2022, the Company qualified for partial loan forgiveness from the SBA and $4,923 of the loan was forgiven. As of December 31, 2023, 2022 and 2021, the Company accrued interest of $4, $0 and $63, respectively, in relation to the Paycheck Protection Program Loan. During the year ended December 31, 2023, the Company repaid $196 of the PPP loan, including accrued interest of $4.
The promissory note and the loans payable, related parties, non-current are discussed in detail above in Note 13. Related Party Transactions.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 15.     Commitments and Contingencies
Warranty
Changes in accrued warranty liabilities during the indicated periods are as follows:

	For the Year Ended December 31,
	2023	2022	2021
Beginning balance	$13,550	$11,202	$8,560
Provision	9,750	8,923	7,014
Utilized	(6,065)	(5,939)	(4,305)
Foreign currency adjustment	636	(636)	(67)
Ending balance	$17,871	$13,550	$11,202
In addition to the amount utilized as warranty expense presented in the table above, during 2023 the Company also incurred additional $5,052 of transportation, warehousing, and repair costs associated with increasing stock of refurbished inventory in response to the timing of warranty claims related to post pandemic sales.

The provision row in the table above represents additional amounts recorded for estimated future costs related to units under warranty as of each balance sheet date. The provision amount reflects the most current information available to the Company regarding key inputs into the estimated provision, including product failure rates and costs incurred to provide the warranty services.
Litigation
The Company may be subject to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. The Company’s policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after an analysis of each known issue. A liability would be recognized and charged to operating expense when the Company determines that a loss is probable, and the amount can be reasonably estimated. Additionally, the Company will disclose contingencies for which a material loss is reasonably possible, but not probable.
As of December 31, 2023, and through the filing date of this report, the Company does not believe the resolution of any legal proceedings or claims of which it is aware or any potential actions will have a material effect on its financial position, results of operations or cash flows.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 16.    Leases

The Company currently maintains lease arrangements for corporate office space, centers to provide kindergarten, and student care services, and vehicles. The Company's leases generally have initial terms ranging from one to seven years and may include renewal options and rent escalation clauses. The Company is typically required to make fixed minimum rent payments relating to its right to use an underlying leased asset.
The Company has lease agreements which contain both lease and non-lease components, which the Company accounts for separately. Non-lease components include items such as common area maintenance, operating expenses, utilities, or other costs that are subject to fluctuation from period to period. The Company does not recognize short term leases that have a term of twelve months or less as right-of-use (or “ROU”) assets or lease liabilities.
The table below presents certain information related to the Company’s lease costs:

	For the Year Ended December 31,
	2023	2022	2021
Operating lease expense	$1,958	$1,818	$1,867
Short-term lease expense	340	110	198
Total lease cost	$2,298	$1,928	$2,065
Right-of-use assets and lease liabilities for operating leases were recorded in the consolidated balance sheets as follows:

	December 31,
	2023	2022
Assets
Operating lease right-of-use assets	$7,491	$3,110
Liabilities
Current liabilities:
Operating lease liability - current portion	4,412	1,788
Noncurrent liabilities:
Operating lease liability, net of current portion	3,412	1,634
Total lease liability	$7,824	$3,422
The weighted-average remaining lease term for operating leases was 1.35 years and the weighted-average incremental borrowing rate was 5.03%.
Supplemental cash flow information related to the Company’s leases was as follows:

	For the Year Ended December 31,
	2023	2022	2021
Operating cash flows for operating leases	$2,327	$2,084	$2,111
As of December 31, 2023, future minimum lease payments required under operating leases are as follows:

For the Year Ended December 31,	Operating Leases
2024	$4,887
2025	2,378
2026	868
2027	72
2028	24
Thereafter	—
Total minimum lease payments	8,229
Less: effects of discounting	(405)
Present value of future minimum lease payments	$7,824

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 17.    Income Taxes
The provision for income taxes consists of the following:

	For the Year Ended December 31,
	2023	2022	2021
Current expense:
United Kingdom	$513	$87	$71
United States	541	(313)	4,924
Foreign	97	722	297
Total current expense	1,151	496	5,292
Deferred benefit:
United Kingdom	175	(1,231)	(5,198)
United States	(9,649)	(23,982)	(209)
Foreign	(833)	(558)	1,902
Total deferred benefit	(10,307)	(25,771)	(3,505)
Total provision for income taxes	$(9,156)	$(25,275)	$1,787
The Company’s subsidiaries incorporated in the United Kingdom were subject to the UK corporation tax rate at 23.5% for the year ended December 31, 2023, and 19% for the years ended December 31, 2022, and 2021. The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.
A reconciliation of the income tax expense calculated using the applicable federal statutory rate to the Company's actual income tax expense is as follows:

	For the Year Ended December 31,
	2023	2022	2021
Tax expense (benefit) at statutory rate (23.5% for 2023; 19% for 2022-21)	$(11,042)	$(511)	$130
Effect of different tax rates in different jurisdictions	2,368	150	871
Permanent items	66	(1,024)	(1)
Effect of research and development credits	(900)	(1,831)	(270)
Change in tax rates	—	—	(3,572)
Change in valuation allowances	150	(21,928)	5,210
Other	202	(131)	(581)
	$(9,156)	$(25,275)	$1,787
Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. Significant components of the Company’s net deferred tax assets are as follows:

	For the Year Ended December 31,
	2023	2022
Deferred tax assets:
Accrued expense	$5,669	$4,967
Deferred revenue	4,070	3,240
Inventories	936	1,165
Intangible assets	1,263	642
Fixed assets	1,226	1,381
R&D Costs	6,480	—
Losses and credit carryforwards	49,102	46,784
Lease liability	214	315
Other	1,059	62
Less: valuation allowance	(1,019)	(1,828)
Total deferred tax asset	$69,000	$56,728
Deferred tax liability:
Intangible assets	(11,999)	(11,517)
Lease assets	(254)	(334)
Other	(367)	(250)
Total deferred tax liability	(12,620)	(12,101)
Net deferred tax assets	$56,380	$44,627
As discussed in detail in Note 3. Business Combinations, the Company recognized a deferred tax liability of $1,317 in conjunction with the Merger.

The Company recorded valuation allowances of $1,019 and $1,828 as of December 31, 2023 and 2022, respectively. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of December 31, 2023, management determined that there is sufficient positive evidence to conclude that it is more likely than not that most deferred taxes were realizable. The valuation allowances that are provided on the deferred tax assets mainly relate to specific tax losses carried forward due to the uncertainty surrounding their realization. Based upon the more-likely-than-not standard of the accounting literature, those specific deferred tax assets and liabilities were not to be realized. If events occur in the future that improve the certainty of realization for these assets, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced. The valuation allowance has no impact on its tax loss carryforwards position for tax purposes, and if the Company generates taxable income in future periods, the Company will be able to use its tax loss carryforwards to offset taxes due at that time.
As of December 31, 2023, the Company had loss carryforwards in the UK of approximately $97,460 which do not expire, in the US of approximately $96,800, of which $9,397 expire in 2038 if not utilized and $87,403 which do not expire, in France of approximately $167 which do not expire, in Poland of approximately $401 which expire in 2029 if not utilized, in China of approximately $1,010 which expire in 2026 if not utilized, in India of approximately $4 which expire in 2027 if not utilized and in Thailand of approximately $3,959 which expire in 2029 if not utilized. In addition, there is approximately $1,967 of US state loss carryforwards which will expire on various dates through 2043 if not utilized.
The Company has no uncertain tax positions as of December 31, 2023 and 2022, respectively. The Company’s policy is to recognize interest and penalties associated with uncertain tax positions as a component of income tax expense. As of December 31, 2023 and 2022, the Company has no accrued interest or penalties related to uncertain tax positions.
As of December 31, 2023 and 2022, the Company has not recorded a deferred tax liability for temporary differences relating to its undistributed earnings of its subsidiaries since such earnings are considered indefinitely reinvested or may be remitted tax-free upon distribution. The unrecorded DTL on the Company's undistributed earnings amounted to approximately $41,500 and $61,800 as of December 31, 2023 and 2022, respectively.
Note 18.    Employee Benefits Plan
The Company contributes to a number of defined contribution plans which provide benefits based upon the contributions made to the plans. The assets of the plans are held separately from those of the Company in independently administered funds. The contribution cost incurred by the Company to the plan amounted to $2,408, $2,107, and $1,456 for the years ended December 31, 2023, 2022, and 2021, respectively.
Note 19. Significant Concentrations
One customer represented $84,262, $139,303, and $95,991 (or 20%, 24%, and 21%) of revenue for the years ended December 31, 2023, 2022, and 2021, respectively. Another customer represented $45,576 (or 11%) of revenue for the year ended December 31, 2023. All the customer's that represented more than 10% of revenue were part of the eLMTree operating segment. No other customers represented more than 10% of revenue for the years ended December 31, 2023, 2022, and 2021.
Two suppliers represented $178,385 (or 57%) of cost of sales for the year ended December 31, 2023. Three suppliers represented $302,533 (or 69%) of cost of sales for the year ended December 31, 2022 and two suppliers represented $233,634 (or 76%) of cost of sales for the years ended December 31, 2021. No other suppliers represented more than 10% of cost of sales for the years ended December 31, 2023, 2022, and 2021.
One customer represented $13,476 (or 21%) of accounts receivable as of December 31, 2023. Two customers represented $17,027 (or 28%) of accounts receivable as of December 31, 2022. No other customers represented more than 10% of accounts receivable as of December 31, 2023 and 2022.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 20. Discontinued Operations
The following table provides a reconciliation of the Company’s net income from discontinued operations presented in the consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021.

	For the Year Ended December 31,
(in thousands)	2023	2022	2021
Revenue	$—	$560	$1,488
Cost of sales	(119)	3,460	4,483
Gross profit (loss)	119	(2,900)	(2,995)
Operating expenses:
General and administrative	900	1,400	946
Research and development	41	6,224	2,537
Sales and marketing	1	2,113	1,482
Total operating expenses	942	9,737	4,965

Operating loss from discontinued operations	(823)	(12,637)	(7,960)

Total other expense (income) from discontinued operations	—	—	—

Loss from discontinued operations, before income taxes	(823)	(12,637)	(7,960)

Income tax benefit (expense)	—	—	—

Net loss from discontinued operations	$(823)	$(12,637)	$(7,960)
Note 21.     Subsequent Events
The Company has evaluated all known events and transactions that occurred after December 31, 2023 through the filing of this Annual Report on Form 20-F, and determined that that no subsequent events have occurred that would require recognition or disclosure in these financial statements, except as disclosed elsewhere in these notes to the consolidated financial statements. and the following:

In January 2024, the Company’s Board of Directors approved the Mynd.ai Equity Incentive Plan (the “Incentive Plan”). Under the Incentive Plan, awards may be granted to officers, employees and consultants of the Company or any of its affiliates in the form of stock options, restricted shares, restricted share units, stock appreciation rights, performance stock, performance stock units and other awards. The maximum aggregate number of ordinary shares that was initially authorized for issuance under the Incentive Plan is 54,777,338, together with a corresponding number of American Depositary Shares. The number of ordinary shares available for issuance under the Incentive Plan will also include an automatic annual increase on the first day of each fiscal year beginning in 2025, equal to five percent (5%) of the total number of the Company's ordinary shares outstanding, on a fully diluted basis, on the last day of the Company's immediately preceding fiscal year.

ITEM 19. EXHIBITS

Exhibit Index	Description of Document
1.1*	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant
2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to the 424(b)(3) filed on December 13, 2023 (File No. 333-220440)).
2.2*	Registrant’s Specimen Certificate for Ordinary Shares.
2.3	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on September 13, 2017 (File No. 333-220259)).
2.4	Form of Amendment No. 1 to the Deposit Agreement, among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(i) of post-effective amendment No. 1 to the registration statement on Form F-6 filed on October 5, 2022 (file No. 333-220440)).
2.5	Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the Form 20-F filed on April 28, 2023 (File No. 001-38203)).
2.6*	Description of Ordinary Shares of the Registrant
2.7*	Senior Secured Convertible Note Purchase Agreement, dated April 18, 2023, by and among the Company, Best Assistant, and Nurture Education (Cayman) Limited.
2.8*	Convertible Promissory Note, dated December 13, 2023, made in favor of Nurture Education (Cayman) Limited
2.9*	Form of Share Charge Agreement (included as Exhibit B to the Senior Secured Convertible Note Purchase Agreement filed as Exhibit 2.7 to this Annual Report on Form 20-F).
4.1*	Mynd.ai, Inc. Equity Incentive Plan.
4.2*	Form of Indemnification Agreement between the Registrant and its directors and officers.
4.3*	Registration Rights Agreement between the Registrant and NetDragon Websoft Inc., dated December 12, 2023.
4.4*	Registration Rights Agreement between the Registrant and Nurture Education Cayman Limited, dated December 13, 2023.
4.5	Agreement and Plan of Merger, dated as of April 18, 2023, by and among Gravitas Education Holdings, Inc., Bright Sunlight Limited, Best Assistant Education Online Limited, and solely for purposes of certain named sections thereof, NetDragon Websoft Holdings Limited (incorporated herein by reference to Annex A of Exhibit 99.2 to the current report on Form 6-K filed on April 18, 2023 (File No. 001-38203)).
4.6*
Omnibus Amendment and Waiver, dated October 18, 2023, by and among Gravitas Education Holdings, Inc., Bright Sunlight Limited, Best Assistant Education Online Limited, NetDragon Websoft Holdings Limited and certain sellers and purchasers named therein.

4.7*
Second Omnibus Amendment and Waiver, dated December 7, 2023, by and among Gravitas Education Holdings, Inc., Bright Sunlight Limited, Best Assistant Education Online Limited, NetDragon Websoft Holdings Limited and certain sellers and purchasers named therein.

4.8*	Loan and Security Agreement dated as of June 25, 2018, by and among certain of the Company's subsidiaries, the Lenders named therein and Bank of America, N.A. ("Loan and Security Agreement")
4.9*	First Amendment and Limited Consent to Loan and Security Agreement dated as of August 6, 2018
4.10*	Second Amendment to Loan and Security Agreement dated as of May 24, 2019
4.11*	Third Amendment to Loan and Security Agreement dated as of December 20, 2021
4.12*	Fourth Amendment to Loan and Security Agreement dated as of March 30, 2022
4.13*	Fifth Amendment to Loan and Security Agreement dated as of January 19, 2023
4.14*	Sixth Amendment to Loan and Security Agreement dated as of March 2, 2023
4.15*	Seventh Amendment to Loan and Security Agreement dated as of October 18, 2023
8.1*	Significant Subsidiaries of the Registrant.
11.1*	Mynd.ai Insider Trading Policy
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from Friedman LLP to the Securities and Exchange Committee (incorporated herein by reference to Exhibit 15.7 to the Form 20-F filed on April 28, 2023 (File No. 001-38203))
15.2*	Consent letter from Marcum Asia CPAs LLP
97.1*	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

*Filed with this Annual Report on Form 20-F.

**Furnished with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mynd.ai, Inc.

By:	/s/ Vin Riera
Name:	Vin Riera
Title:	Chief Executive Officer

Date: March 26, 2024