Form 20-F
period 2024-12-31
Mynd.ai, Inc.
filed 2025-03-26
CIK 1708441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
701 5th Avenue
Suite 5000
Seattle WA 98104
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
As of December 31, 2024, there were 456,477,820 ordinary shares outstanding, par value US$0.001 per share.
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
☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.     ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.     ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).     ☒
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
•the effect of the Merger (hereinafter defined) on our ability to maintain relationships with our customers and business partners, or on our operating results and business generally;
•our cash needs and financing plans;
•the imposition of new or increased tariffs on goods we import;
•compliance costs and/or penalties we may incur in connection with certain agreements we have with the Federal Government;
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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
Corporate Overview and Structure

Mynd.ai, Inc. (“Mynd” or the “Company”) is a Cayman Islands exempted company and conducts its business through various subsidiaries. Our operations are principally focused in the United States ("U.S."), Europe and the United Kingdom ("U.K."). Unless otherwise indicated, all references to the “Company”, “we”, “us”, our” shall mean the Company and its subsidiaries. For more information on our subsidiaries, please see Item 4C below.

A.    [Reserved]

B.    Capitalization and Indebtedness

Not Applicable.
C.    Reasons for the Offer and Use of Proceeds

Not Applicable

D.    Risk Factors

The following discussion summarizes certain factors that could make an investment in us speculative or risky and should be considered carefully. These risks are interrelated and you should treat them as a whole. Additional risks and uncertainties not presently known to us may also materially and adversely affect our business operations, the value of our ordinary shares/American Depository Shares ("ADS") and our ability to pay dividends to our shareholders. In connection with the forward-looking statements that appear in this Annual Report, in these risk factors and elsewhere, you should carefully review the section above entitled “Forward-Looking Statements.”

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

We are subject to inherent risks attributed to operating in a global economy. For the year ended December 31, 2024, the Company generated approximately 67% of its revenue in the U.S., and 33% of its revenue from outside of the U.S., and the majority of our international sales are denominated in foreign currencies. As a result, any movement in the exchange rates between U.S. dollars and the currencies in which we conduct sales in foreign countries may affect our performance. For example, fluctuations in foreign currencies such as the Sterling, Euro and Chinese Yuan, could have an adverse impact on our revenue and operating results. Gains or losses from the revaluation of certain cash balances, accounts receivable, and intercompany balances that are denominated in these currencies will then also adversely impact our net (loss) income.

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

We use third-party contractors including contractors employed by affiliated companies of our controlling shareholder, who are located in China, Mexico and other countries outside the U.S. to develop current and future product lines, and we expect to continue to use such third party contractors, which exposes us to risks associated with reliance on third-party contractors, including but not limited to:

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

In addition, any disruption in production or inability of our third-party contractors in China or Mexico to develop products that meet our needs, whether as a result of a natural disaster, pandemics, trade disruptions or other causes, could impair our ability to operate our business on a day-to-day basis and to continue development of our product lines.

We operate in a highly competitive industry, and if we are not able to maintain or increase our market share, our business, financial condition and results of operations may be adversely affected.

We are engaged in the interactive education industry and primarily the interactive flat panel display industry and related compute devices and software products and services. We face substantial competition from developers, manufacturers and distributors of interactive learning products and solutions, including interactive whiteboards, interactive flat panel displays, software, software services and any comparable or competitive new products that may be offered in the future. The industry is highly competitive and characterized by frequent product introductions and rapid technological advances. These advances include, for example, substantially increased capabilities and use of interactive whiteboards, interactive flat panel displays and micro-computer-based logging technologies and combinations of them. We face increased competition from companies with strong positions in certain markets we serve, and in new markets and regions that we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that our customers have available to purchase our interactive flat panel displays and associated products. Increased competition (particularly from Chinese manufacturers) or other competitive pressures have and may continue to result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

In addition, some of our customers are required to purchase equipment by soliciting proposals from a number of sources and, in some cases, are required to purchase from the lowest bidder. While we attempt to price our products competitively based upon the features our products offer, our competitors’ prices and other factors, we are often not the lowest bidder and may lose sales to lower bidders.

Competitors may also be able to respond to new or emerging technologies and changes in customer requirements more effectively and faster than we can or they may be able to devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of customers. If these interactive display competitors or other substitute or alternative technology competitors acquire significantly increased market share, it could have a material adverse effect on our business, financial condition or results of operations.

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

The development of new technologies and products involves time, substantial costs and risks. Our ability to successfully develop new technologies will depend in large measure on our ability to effectively partner with third party developers and/or maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry. The success of new product introductions depends on a number of factors, including our ability to fund development of new technologies, timely and successful product introduction, market acceptance, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of components in appropriate quantities and costs to meet anticipated demand, the risk that new products may have quality or other defects and our ability to manage distribution and production issues related to new product introductions. If we are unsuccessful in selling the new products that we develop and introduce, or any future products that we may develop, we may carry obsolete inventory and have reduced available working capital for the development of other new technologies and products.

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

A significant portion of our revenue has been derived from sales in the education market. Our business strategy contemplates expanding our sales in both the education market, as well as the corporate sector. Successful expansion into the corporate market will require the Company to develop a unique offering specifically for the corporate market and to develop or acquire new software or partner with a third party to provide software that is attractive specifically to corporate customers. Additionally, we will be required to augment and develop new distribution and reseller relationships, and we may not be successful in developing those relationships. In addition, widespread acceptance of our interactive solutions may not occur due to lack of familiarity with how our products work, the perception that our products are difficult to use and a lack of appreciation of the contribution they can make in the corporate market. In addition, our Promethean brands may be less recognized in these markets as compared to the education market. A key part of our strategy to grow in the corporate market is to develop strategic alliances with companies in the unified communications and collaboration sector, and there can be no assurance that these alliances will help us to successfully grow our corporate market.

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

We may invest in research and development, and to the extent our research and development investments do not translate into new solutions or material enhancements to our current solutions, or if we do not use those investments efficiently, or such investments are not sufficient, our business and results of operations would be harmed.

We may invest in research and development efforts internally and/or through third party relationships to develop new products and improve and enhance our existing solutions to address additional applications and markets. If we do not spend our research and development budget efficiently or effectively or if we do not invest enough in R&D, our business may be harmed. Moreover, research and development projects can be technically challenging and expensive and we may not be able to secure third party relationships that will lead to successful innovations, products or services. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of solutions that are competitive in our current or future markets, or if we do not invest sufficiently on research and development efforts, it would harm our business, financial condition and results of operations.

Our business operations are significantly dependent on the importation of products manufactured in China and Mexico into the United States. The current administration has recently announced the imposition of new tariffs on goods imported from Mexico and has increased tariffs on imported goods from China. The imposition of these new/increased tariffs as well as the imposition of reciprocal tariffs imposed on U.S. goods, could materially harm our business.

Our business operations are significantly dependent on the importation of products manufactured in China and Mexico into the United States. The imposition of new and increased tariffs could materially harm our business in several ways as follows:

•Increased Costs: Higher tariffs on our imported products could lead to increased costs of goods sold, which may not be fully passed on to our customers. This could negatively impact our profit margins and overall financial performance;

•Supply Chain Disruptions: The imposition of tariffs could disrupt our supply chain, causing delays and increased costs associated with sourcing materials and products. This could affect our ability to meet customer demand in a timely and cost-effective manner;

•Competitive Disadvantage: Increased tariffs could place us at a competitive disadvantage compared to other manufacturers that may be importing from countries not subject to similar tariffs. This could result in a loss of market share and adversely affect our business operations;

•Uncertainty and Market Volatility: The ongoing uncertainty regarding trade policies and potential tariff increases could lead to market volatility, affecting our stock price and investor confidence. This uncertainty may also impact our strategic planning and investment decisions;

Given these potential risks, we are actively monitoring developments in trade policies and exploring strategies to mitigate the impact of increased tariffs and reciprocal tariffs on our business. However, there can be no assurance that we will be able to fully offset the adverse effects of such tariffs, which could have a material adverse effect on our business, financial condition, and results of operations.

The current administration has expressed an intention to potentially dismantle the U.S. Federal Department of Education. If these efforts are successful, it could lead to substantial changes in the allocation and availability of federal funds for public education.

Our U.S. business relies significantly on public K-12 schools, which in turn depend heavily on funding from the Federal Department of Education. The current administration has expressed an intention to potentially dismantle the Federal Department of Education. If these efforts are successful, it could lead to substantial changes in the allocation and availability of federal funds as follows:

•Reduction in Federal Funding: Programs such as Title I, which support high-poverty schools, and the Individuals with Disabilities Education Act ("IDEA"), which funds special education, may face significant cuts or be eliminated. This could lead to decreased financial resources for our customers, impacting their ability to purchase our products and services;

•Increased Funding Disparities: Without federal oversight, funding disparities between affluent and disadvantaged school districts may widen. Schools in lower-income areas might struggle to maintain operations, further reducing demand for our offerings;

•Regulatory Uncertainty: The absence of federal regulations and oversight could lead to a fragmented education system with varying standards and requirements across states. This inconsistency could complicate our business operations and strategic planning; and

•Impact on Educational Equity: The dismantling of the Department of Education could weaken protections against discrimination and reduce support for students with special needs. This could affect the overall quality of education and the stability of our customer base.

Given these potential risks, any significant reduction or elimination of federal funding for public K-12 schools could materially and adversely affect our business, financial condition, and results of operations.

Impairment charges may have a material adverse effect our business, financial condition and operating results.

We have a substantial amount of long-lived assets on our balance sheet, including finite-lived tangible and intangible assets, goodwill, and indefinite-lived intangible assets. Goodwill and our indefinite-lived tradenames asset must be tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset is impaired. Long‑lived assets, other than goodwill and indefinite‑lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets. The fair value of each of these assets could decline if projected revenues, operating margins, or cash flows were to be lower in the future due to the effects of the global economy, market conditions, or other causes. If the carrying value of any of these assets were to exceed its fair value, the asset would be written down to its fair value, with the impairment loss recognized as a non-cash charge in our consolidated statements of operations.

The impairment analyses for each of these assets are sensitive to changes in key assumptions used, such as revenues, cash flows, operating margins, royalty rates, growth rates, and discount rates, as well as market multiples of comparable companies. Disruptions in global credit and other financial markets and deteriorating economic conditions, including the impact of inflation or elevated interest rates, could, among other things, cause us to negatively adjust the key assumptions used in the valuations.

Given economic uncertainty and other factors affecting management’s assumptions underlying the valuation of our long-lived assets, the assumptions and projections used in the analyses may not be realized and our current estimates could vary significantly in the future, which may result in impairment charges. We may experience additional unforeseen circumstances that adversely affect the value of our long-lived assets, and trigger an evaluation of the recorded amount. Future write-offs as a result of an impairment could have a material adverse impact on our business, financial condition, and operating results.

The observed downward trend, relative to recent prior years, in education technology customer demand throughout all of the key markets in which we operate, among other conditions, led management to conclude that there were indications that its definite-lived long-lived assets and goodwill might not be recoverable and its indefinite-lived intangible asset might be impaired as of December 31, 2024. Accordingly, management performed quantitative analyses to estimate the applicable recoverability or fair value for each of its definite-lived long-lived asset group, reporting unit, and indefinite-lived intangible asset, as applicable. Each analysis resulted in a determination to not record impairment charges for the applicable asset (see “Item 5 – Operating and Financial Review – Critical Accounting Estimates – Evaluation of long-lived assets for impairment”). However, if our estimates or underlying assumptions change in the future, we may be required to record impairment charges in future periods, and such impairment charges could be material.

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

We rely on microchips and other components to develop our product line and any chip shortages and supply chain constraints would have an adverse impact on our ability to deliver products in a timely manner and increase our cost of revenue due to rising prices for materials. In addition, long lead times for components, and events such as local disruptions, natural disasters or political conflict may cause unexpected interruptions to the supply of our products or components. Any such extended lead times for components or other significant adverse impacts on our supply chain could disrupt or delay our scheduled product deliveries to our customers, resulting in inventory shortage, causing loss of sales and customers or increase in component costs resulting in lower gross margins and free cash flow that could negatively affect our business, financial condition and results of operations.

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

We are subject to regulations and laws specific to the education sector because we offer solutions and services to students, collect data from students, and offer education and training. Data privacy and security with respect to the collection of personally identifiable information from minors and in particular, students, continues to be a focus of worldwide legislation and regulation. Within the U.S., dozens of states have enacted student data privacy legislation that goes beyond any federal requirements relating to the collection and use of personally identifiable information and other data from minors. Many of these laws impose direct liability on education technology ("EdTech") operators. California, for example, passed the Student Online Personal Information Protection Act ("SOPIPA") which went into effect in 2016 and is considered to be the most comprehensive student data privacy legislation in the U.S. that specifically addressed the changing nature of technology usage in schools by putting responsibility for compliance on the EdTech industry. SOPIPA expressly prohibits operators of a website, online service, or mobile application used primarily for K-12 school purposes from commercializing the collection of covered student data - either by selling it, using it to target advertisements to students or their families, or collecting it for any other non-educational purpose. It applies to any EdTech company regardless of whether they have a contract in place with the school or district. It also removes the idea of consent, meaning parents and students cannot consent to a company’s use of a student’s personal information for commercial purposes. Since the end of 2016, 33 states have introduced a version of California's SOPIPA or a similar piece of legislation that regulates our industry known as the SUPER (Student User Privacy in Education Rights) Act, and 12 states have passed those bills into law. SOPIPA and SUPER, and other recent student privacy laws impose direct liability on EdTech operators.

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

We plan to continue to expand our portfolio of products and services which feature artificial intelligence ("AI"). As this technology is new and developing, it may present both compliance risks and reputational risks, and may require strategic investments. We will need to maintain our competitiveness and any failure to adapt to technological developments or industry trends could harm our business. In addition, regulation and fear associated with use of AI enabled products could result in customers refraining from purchasing our products which could potentially harm our business, results of operations, and financial condition.

We plan to continue to expand our portfolio of products and services which feature AI as a component. Given the rapid developments in artificial intelligence, we believe it is likely that the education market has not kept up with recent developments in AI and will thus lag behind other markets in terms of adoption of products which contain AI features and functionality. AI algorithms require massive amounts of data in order to learn and become intelligent enough to be effective. There is a natural suspicion that (i) AI technology may collect data, specifically personal data which is not permitted under applicable law, (ii) AI technology may produce images and text which might infringe on the intellectual property ownership rights of other parties, and (iii) AI technology may use inaccurate or unreliable data to generate the AI thus resulting in inaccurate results or ineffective uses. It is possible that the education market will be cautious in purchasing products which have an AI component for fear that they will inadvertently run afoul of applicable data privacy laws, specifically student data privacy laws, or infringe on third party intellectual property. Furthermore, AI algorithms are based on machine learning and predictive analytics, which can create unintended biases and discriminatory outcomes. We plan to continue to implement measures to address algorithmic bias as we utilize AI features for our products and services. However, there is always a risk that algorithms could produce discriminatory or unexpected results or behaviors (e.g., "hallucinatory behavior," which involves the generation of fabricated information in response to a user's prompt that is presented as factually accurate) that could harm our reputation, business, customers, or stakeholders.

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

We, along with our Promethean World Limited subsidiary and our Promethean Inc. subsidiary, are subject to compliance with a National Security Agreement (“NSA”) with the U.S. Government. Failure to comply with the terms of this NSA could result in significant civil penalties.

We, along with our Promethean World Limited subsidiary and our Promethean Inc. subsidiary entered into a NSA with the Committee on Foreign Investment in the United States ("CFIUS"). Generally, the NSA restricts Promethean from disclosing, transferring, or providing access to Protected Data (as defined in the NSA, including certain U.S.-based personally identifiable information) to NetDragon Websoft Holdings Limited, our controlling shareholder ("NetDragon"), the Company (with the exception of certain Promethean personnel who are also Company personnel) or persons in China. To date, we have self-reported one or more instances that could give rise to violations of the NSA. While CFIUS has not yet imposed penalties for the reported instances, it has the authority to do so if it deems the instances to represent material violations of the NSA, with potential fines of up to $250,000 per material violation or the value of the related transaction, whichever is greater, with the ultimate amount of the penalty imposed being based on the nature of the violations and as determined by CFIUS. Should CFIUS decide to impose penalties for past violations, or if we incur additional violations in the future, we could face significant financial penalties. These penalties could adversely affect our financial condition, results of operations, and cash flows. Furthermore, repeated or severe violations could lead to more stringent oversight and additional operational restrictions, which could impact our ability to conduct business effectively.

We are committed to complying with all terms of the NSA and are taking steps to enhance our compliance program to prevent future violations. However, there can be no assurance that we will be able to fully comply with the NSA at all times, and any failure to do so could result in substantial penalties and other adverse consequences.

We may be subject to claims, suits, government investigations, other proceedings, and consent decrees, including a final penalty notice in the amount of $14.6 million issued by CFIUS under a certain NSA dated May 3, 2021 between NetDragon, Digital Train and the U.S. Government. Notices similar to this can result in further scrutiny and further requirements imposed on our business which may result in limitations on our operations which may materially and adversely affect our business, financial condition, and results of operations.

We are subject to claims, suits, government investigations, other proceedings, and consent decrees involving competition, intellectual property, data privacy and security, consumer protection, tax, labor and employment, commercial disputes, content generated by our users, and the collection and retention of student data and other matters. Due to our manufacturing and sale of an expanded suite of products and services, we are also subject to a variety of claims including product warranty, product liability, and consumer protection claims related to product defects, among other litigation. We may also be subject to claims involving health and safety, hazardous materials usage, other environmental effects, or service disruptions or failures.

On October 9, 2024, Edmodo, LLC, formerly, a wholly owned subsidiary of the Company that was dissolved in June of 2024, received an initial notice of civil monetary penalty (Initial Notice) in the amount of $14.6 million on the basis of alleged misstatements made by Edmodo during the initial CFIUS investigation of the Edmodo /NetDragon transaction and on the basis of violations of provisions of the National Security Agreement entered into on May 3, 2021 ("NSA"), which CFIUS alleges represent material violations of the NSA. Following receipt of the Initial Notice, Edmodo (through external counsel) submitted a timely response to the Initial Notice with a Petition for Reconsideration. CFIUS issued a Final Penalty Notice ("Final Notice") on January 14, 2025, for the same amount of civil monetary penalty. Payment of this penalty was due 45 calendar days following the date of the Final Notice. Since Edmodo, with the full knowledge and consent of CFIUS, had been dissolved several months earlier, no payment was made and CFIUS may refer the matter to the Department of Justice ("DOJ") for the DOJ to file an action in Federal District Court to collect the penalty plus interest, additional penalties and handling and processing fees.

If an action is filed by the DOJ, such action will be vigorously defended on the basis that Edmodo LLC was properly dissolved and that there are no likely or reasonable circumstances which warrant the nullification of Edmodo’s certificate of cancellation and thus no penalty can be assessed against a dissolved entity. Additionally, if necessary, arguments will be made that Promethean is not a successor entity to Edmodo and that Promethean should not be responsible for payment of the penalty. We cannot predict if or when the DOJ may decide to file an action to collect the penalty (there is no statute of limitations) or predict with any degree of certainty the outcome of such an action should the DOJ bring one.

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

Authorities around the world have adopted and are considering a number of legislative and regulatory proposals concerning data protection and the secure and lawful processing of personal data. Multiple U.S. states, and countries around the world continue to adopt new privacy and data processing laws, regulatory agencies continue to issue new regulations, update and revise existing regulations, and issue guidance that impact our data processing activities, policies and procedures. Potentially, we may be subject to investigation by regulatory authorities within different countries and such investigations may result in, fines and orders requiring that we change our data practices, which could have an adverse effect on our ability to provide services, harming our business operations. Complying with these evolving laws could result in substantial costs and harm the quality of our products and services, negatively affecting our business, and may be particularly challenging during certain times, such as a natural disaster or pandemic. Amongst others, we are and expect to continue to be subject to the following laws and regulations:

•The General Data Protection Regulation ("GDPR"), which applies to all of our personal data processing activities involving a person within the EU including the personal data we process within the products and services that we offer to EU users or customers.. Ensuring compliance with the range of obligations created by the GDPR is an ongoing commitment that involves substantial costs. If any of our personal data processing activities within the EU are found to violate GDPR requirements, we may incur substantial fines, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business. Serious breaches of the GDPR can result in administrative fines of up to 4% of annual worldwide revenues. Fines of up to 2% of annual worldwide revenues can be levied for other specified violations;
•The UK General Data Protection Regulation is substantially similar to the EU’s GDPR and, similar to the EU’s GDPR, the UK’s GDPR, in the event our any of our personal data processing activities within the UK are found to violate the UK’s GDPR requirements, we may incur substantial fines, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business;

•Multiple U.S. states have enacted state privacy laws including, for example, the California Consumer Privacy Act of 2018 ("CCPA"), which came into effect in January of 2020; the California Privacy Rights Act (CPRA), which went into effect in January 2023; the Virginia Consumer Data Protection Act (Virginia CDPA), which went into effect in January 2023; and the Colorado Privacy Act (ColoPA), which went into effect on July 1, 2023; all of which give new data privacy rights to their respective residents (including, in California, a private right of action in the event of a data breach resulting from our failure to implement and maintain reasonable security procedures and practices). Each of these laws impose significant obligations upon us with regard to any personal data we collect;
•Many U.S. states have also enacted student data privacy laws which apply specifically to the processing of any student personal data. These state student data privacy laws typically prohibit the delivery of advertisements to students or the creation of a profile of a student’s online behavior for the purpose of delivering targeted advertisements. These student data privacy laws generally limit the processing of student data only as necessary to deliver the specific product or service that the students’ data was originally collected for, and for no other purposes. Ensuring compliance with the range of obligations created by these state student data privacy laws is an ongoing commitment that involves substantial costs. If any of our student personal data processing activities within many US states are found to violate state law requirements, we may incur substantial fines, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business; and

•Laws such as SB-327 in California and the EU regulation 2023/2854 (the “Data Act”) (which came into force in January 2024 and will become applicable in September 2025) regulate the security of data in connection with internet connected devices and ensuring compliance with the range of obligations created by these state student data privacy laws is an ongoing commitment that involves substantial costs. If any of our data processing activities are found to violate the requirements imposed by these internet of things or connected devices laws, we may incur substantial fines, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business.

Further, we are subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive personal data. On July 10, 2023, the European Commission adopted an adequacy decision for the EU-US Data Privacy Framework (“DPF”). The DPF is the successor to the EU-US privacy shield, which the Court of Justice of the European Union (CJEU) declared invalid in 2020. The adequacy decision means that U.S. businesses that self-certify under the DPF no longer require separate data transfer mechanisms in order to transfer personal data from the European Union to the U.S. Self-certified companies to the DPF will be able to freely transfer personal data from the European Economic Area to the U.S. without having to conduct a data transfer impact assessment (DTIA) or implement supplemental measures. However, any company which relies on other data transfer mechanisms, such as Standard Contractual Clauses (SCCs), may have to adapt its existing contractual arrangements to incorporate DTIA before transferring data. The validity of data transfer mechanisms remains subject to legal, regulatory, and political developments in both Europe and the U.S., such as recent recommendations from the European Data Protection Board, decisions from supervisory authorities, recent proposals for reform of the data transfer mechanisms for transfers of personal data outside the United Kingdom, and potential legal challenges or other actions that may lead to the invalidation of the adequacy decision the EU has issued in favor of the U.S. or other data transfer mechanisms, which, together with increased enforcement action from supervisory authorities in relation to cross-border transfers of personal data, could have a significant adverse effect on our ability to process and transfer personal data outside of the European Economic Area and/or the United Kingdom.

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. As set forth in more detail in "Item 15 - Controls and Procedures," we have identified several material weaknesses in our internal controls over financial reporting, as well as our plans to mitigate and remediate such weaknesses.

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
•release of lock-up or other transfer restrictions on our outstanding equity securities, including the conversion of our outstanding convertible notes in the principal amount of $68.3 million; and
•potential litigation or regulatory investigations.

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

The conversion into ordinary shares of some or all of the $68.3 million in aggregate principal amount of our Senior Secured Convertible Notes due 2028 will dilute the ownership interests of existing ordinary shareholders and holders of the ADSs. Any sales of the ADSs issuable upon such conversion could adversely affect prevailing trading prices of the ADSs. In addition, any actual or anticipated conversion of the Note into ADSs could significantly depress the trading price of the ADSs.

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

The Company is a Cayman Islands exempted company listed on the NYSE and is subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, neither the Companies Act (As Revised) of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent. If the Company chooses to follow certain home country practices, the shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See "Item 16G - Corporate Governance" for a description of home country corporate governance practices we follow in lieu of the NYSE corporate governance listing standards.

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
Our principal executive offices are located at 701 5th Avenue, Suite 5000, Seattle, WA 98104. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. We also maintain a website at www.mynd.ai, where we regularly post copies of our press releases as well as additional information about us. From time to time, we may also use our website for disclosure of material information about our business and operations. Our filings with the SEC are available free of charge through the website as soon as reasonably practicable after being electronically filed with or furnished to the SEC. In addition, upon receiving a request from any shareholder or bondholder who wishes to receive a hard copy of the Company’s complete audited financial statements, the Company will furnish such audited financial statements free of charge. Such request may either be directed to Mynd.ai, Inc., 701 5th Avenue, Suite 5000, Seattle, WA 98104, Attn: General Counsel or to investorrelations@mynd.ai. Information contained in our website is not a part of, nor incorporated by reference into, this Annual Report or our other filings with the SEC, and should not be relied upon.

All trademarks, service marks and trade names appearing in this Annual Report are the property of their respective holders. Use or display by us of other parties’ trademarks, trade dress, or products in this Annual Report is not intended to, and does not, imply a relationship with, or endorsements or sponsorship of, us by the trademark or trade dress owners.

Information on our principal capital expenditures and disposals is included below under “Item 5. Operating and Financial Review and Prospects.”

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

On December 13, 2023, we consummated the closing of the transactions contemplated by the Merger Agreement and certain other agreements set forth therein (“Closing”), pursuant to which, (i) Best Assistant transferred the education business of NetDragon outside of the PRC to eLMTree, (ii) Merger Sub merged with and into eLMTree with eLMTree continuing as the surviving company and becoming our wholly owned subsidiary, (iii) we changed our name to “Mynd.ai, Inc.” and (iv) we issued 329,812,179 of our ordinary shares to NetDragon WebSoft, Inc. (“ND BVI”), a wholly-owned subsidiary of NetDragon, and 96,610,041 of our ordinary shares to former shareholders of Best Assistant. The Company has since been listed on NYSE American LLC, and our ADS trade under the symbol “MYND.”

Also concurrent with the Closing of the Merger:

•we transferred our entire education business in the PRC to Rainbow Companion, Inc., a purchaser consortium formed by the Founding Shareholders (as hereinafter defined) and their affiliates in consideration of $15 million (the “2023 Disposition”);
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

As a result of the foregoing transactions, we ceased operations of all education business in China and NetDragon, through ND BVI, is the holder of approximately 74% of our issued and outstanding shares.
The Merger has been accounted for as a reverse acquisition where Gravitas Education Holdings, Inc. was the legal acquirer, but eLMTree was deemed to be the acquirer for accounting purposes, resulting in inclusion of eLMTree financial information for all historical periods presented.

Disposition of Early Childcare Learning Business

On October 2, 2024, we completed the sale (the “2024 Disposition”) of all of the Company’s shares of the capital stock in Global Eduhub Holding Limited, a Hong Kong corporation (“GEH”) for cash consideration of $20 million pursuant to the terms of a written agreement dated October 1, 2024 by and among the Company, Strategic Global Group Holdings Pte Ltd (the “Purchaser”) and Ms. Koh Chew Chee, the prior minority owner of GEH prior to the closing of the transaction. The shares sold by the Company constituted eighty-five percent (85%) of the total equity ownership in GEH prior to the consummation of the 2024 Disposition. GEH, through its network of subsidiaries, is engaged in the early childcare learning business in Singapore. The 2024 Disposition reflects the decision by the Company’s management and board of directors to divest itself of non-strategic assets and to focus the Company’s attention and resources on delivering hardware and software solutions for the education, business, and public sectors.

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

Promethean.
Promethean, our leading, award-winning subsidiary, is working to transform the way the world learns and collaborates. Promethean produces large touch screen interactive flat-panel displays (“IFPDs”) and teaching applications and collaboration software primarily used in the education market in the U.S., the U.K. and Europe. Over the last 25 years, Promethean has sold its front of class solutions in over 125 countries around the globe. Promethean’s award-winning IFPD, the ActivPanel, was designed to engage students, connect colleagues, and bring out the brilliance in everyone. Our interactive displays are also integrated with powerful Explain Everything software that provides a state-of-the-art infinite canvas whiteboard to engage students with a wide variety of content and resources directly from the panel, including customizable templates, unsplash imagery, YouTube videos, browsers, clipart, and more. Teachers can import multiple file types directly into the whiteboard and enhance and manipulate them in real time. The Explain Everything Whiteboard App works seamlessly alongside Promethean’s other popular Apps such as Timer, Spinner, and Polling. Additionally, Promethean develops award-winning lesson delivery and teaching software. Promethean’s Explain Everything Advanced platform can be used to record, edit, and share unlimited lessons within the software using our patented tool enabling students to view them anytime. This platform also integrates with OneDrive, Dropbox, Google Classroom and other applications. In addition, we believe the corporate workplace provides opportunity for similar use cases for our products in meeting rooms, collaboration areas, and training facilities. Our products are currently sold to and used by corporations, and we intend to continue to innovate our solutions for corporate uses to expand and grow our market opportunity.
Founded in 1996 by Tony Cann in Blackburn, England, Promethean was created by teachers, for teachers. Seeking to alleviate teachers’ workload, Promethean pioneered interactive whiteboards and sold over one million interactive whiteboards over the following ten years.

As Promethean continued to develop its market leading interactive whiteboards and started to develop its new IFPDs, it sought to further improve student outcomes by designing lesson delivery software including ActivInspire. By 2015, Promethean was one of the few interactive learning companies that had a combined hardware and software solution. In November 2015, NetDragon, a leading developer and operator of online games and mobile internet platforms, acquired Promethean as part of its commitment to scale its online education business to pursue its vision of creating an online learning community, and to bring the “classroom of the future” to schools around the world.
More than 25 years of product development experience and close relationships with the teaching community has positioned the Company to adapt to and understand teacher and student needs, and we believe positions us well to successfully address “pain points” in the classroom. According to management commissioned reports on the world IFPD market, as of December 31, 2024, Promethean held a 22.1% share of the IFPD market in the U.S. and a 12.9% share of the global market, excluding China. For the year ended December 31, 2024, Promethean’s business in the U.S. generated $179.8 million in revenue and its business outside of the U.S. generated $87.6 million in revenue.
Our global coverage is facilitated by Promethean’s strong, far-reaching relationships with over two hundred distributor and reseller partners with whom Promethean has a direct relationship, and more than fifteen hundred resellers globally with whom Promethean has worked with through its distributor relationships.

Product Overview

Our commitment is to deliver solutions to customers' most pressing problems: easy, secure sign-in options, streamlined connection to content, flexible lesson delivery, and personalized user experiences. Promethean products are comprised of interactive smart displays, accessories, and software. Our range of IFPD products includes our recently launched ActivPanel 10 and our ActivPanel LX product, each as more fully described below. We will also continue to market and sell our existing inventory of ActivPanel 9 products while supplies last and for limited use cases. All of our IFPD products are compatible with our Promethean ActivSuite, Explain Everything, and ActivInspire software.

Interactive Displays
ActivPanel 10 is Promethean’s latest generation IFPD and has specifically been designed to support freedom of choice, simplicity, and adaptability for Promethean’s customers. The ActivPanel 10, with its flexible design, can be seamlessly integrated with connected devices irrespective of whether the operating system of the connected device is Android, Windows or Chrome. This flexibility enables customers to incorporate the ActivPanel 10 into their environments quickly and with the confidence that their ActivPanel investment will remain relevant over time due to the ActivPanel 10’s ability to adapt to future technology upgrades. Specifically, as new technologies emerge, customers will be able to simply update or swap their connected compute device without the requirement of having to buy a brand-new interactive display device.

The ActivPanel 10 is available in two models: the ActivPanel 10 and the ActivPanel 10 Premium. Both models are available in various sizes and, depending upon the model selected, come with accessories and software that untether the user from the ActivPanel in classrooms, teaching spaces, offices, conference spaces, and training rooms. In addition, both the ActivPanel 10 and the ActivPanel 10 Premium models include a five-year subscription to Promethean ActivSuite™ which provides users the freedom to untether to the panel and access to Promethean’s most popular software applications wherever they are.

ActivPanel 9 is available in two models: ActivPanel 9 or ActivPanel 9 Premium with ActivSync. Designed after listening to customers across the globe, Promethean designed the IFPD to facilitate use with minimal maintenance and training. ActivPanel 9 provides enhanced interactivity, enhanced security, Bluetooth on-board, and advanced computing power. With our patented ActivSync technology, the ActivePanel 9 Premium helps eliminate the digital barriers between devices and enables increased connectivity, customizable settings, and enhanced mobility, so teachers can move around the classroom freely. ActivSync technology allows the teacher to save and open files quickly and easily between the ActivPanel and their device, access their content and customizations from any ActivPanel 9 with their roaming profiles, and connect their devices directly to the panel with one cable for their audio, video and data. Additionally, ActivPanel 9 features pen and touch differentiation, near-field communication, proximity for warm boot, a USB-C 3.2 port, and more continuous touch points than the previously offered ActivPanel Nickel. The ActivPanel 9 allows authentication with multiple sign-in options, including a password, QR code, Promethean desktop app, and NFC card. It allows teachers to lock their panel quickly and easily when they need to be away from the panel for a short time and they can sign out of their panel from anywhere to ensure their data is kept safe.

ActivPanel LX is Promethean’s easy to use, flexible, and budget-friendly front-of classroom display. This IFPD is designed to work with a school’s existing technology platform along with the software and applications that teachers already know and love. The ActivPanel LX connects to a laptop with a single USB-C cable instantly turning the teacher’s computer into a large-format interactive display. In terms of computing, the ActivPanel LX is OS-agnostic and compatible with the Promethean Chromebox (Chrome OS), the Promethean OPS-M (Windows), and the Promethean OPS-A (Android, EDLA certified) giving schools maximum flexibility especially as the school’s EdTech needs change. The ActivPanel LX is easy to install and set up, requiring minimal training and limited support from IT staff. IT administrators should not need to enroll, manage, or frequently update the panels, or deal with security issues. For a lower price than ActivPanel 10 or ActivPanel 10 Premium, the ActivPanel LX offers: A crystal clear 4K display that leverages HDMI 2.0 technology; Gigabit ethernet ports for uncompromised network speeds to a connected OPS device; LCD bonded glass offering excellent writing and viewing experiences; Advanced touch technology providing pen and touch; differentiation, palm erase, and 20 points of touch; and dual front-facing speakers, an integrated full-length pen tray, and a wall mount.

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

Software
The Promethean ActivSuiteTM offers a platform for seamless, dynamic, and flexible learning and collaboration. Designed to revolutionize the way users interact with technology, we believe that ActivSuiteTM provides unparalleled access to Promethean's most popular applications on any device. We also believe that with ActivSuiteTM users experience unmatched freedom and versatility, enabling them to effortlessly transition between the Promethean ActivPanel and other devices. Whether users are in the classroom, an office, a conference room or working from home, ActivSuiteTM empowers teachers to plan, design and deliver lessons or materials with ease and precision. Promethean applications within the ActivSuiteTM are tailored for the user’s environment, K-12 education, higher education, or workplace, and, depending upon the applicable environment, may include Whiteboard, Annotate, Screen Share, Timer, and Spinner. Each such application is crafted to enhance productivity, engagement and collaboration.

Explain Everything Advanced is Promethean’s web-based lesson creation and delivery software platform that brings together some of the most effective and popular education tools, apps, resources, and content into a convenient one-stop shop. Using Explain Everything Advanced, teachers are just a click away from dozens of engaging, customizable templates, loads of shapes, symbols, clipart and other popular online resources. Designed to be used for in-person, remote, and hybrid environments, it allows teachers to record their lessons and then edit them using Promethean's patented tool, so they can be shared with students anytime. Teachers have the flexibility to create compelling, engaging lessons from anywhere at any time and display them on their panel, board, or projector. This platform also integrates with OneDrive, Dropbox, Google Classroom, and much more. Teachers can access a wealth of online videos, webinars and online support.

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

Accessories
We also offer accessories for our IFPDs, including the Distance Learning Bundle (with webcam and tripod), Chromebox (facilitating instant access to Google applications and the Google Chrome ecosystem), ActivConnect OPS-M (facilitating access to the Microsoft ecosystem and ability to choose the customer's preferred interactive display operating system), ActivSoundBar (delivering up to 90 decibels of power), ActivPanel Stands (stands and mounts for the ActivPanels), and the OPS-A computing module (an Android 12 device built specifically for use with the ActivPanel LX).

Edmodo

Previously, through an indirect, wholly-owned subsidiary, Edmodo LLC, we operated a software platform known as Edmodoworld, outside of the U.S. in several schools in Hong Kong, Thailand, Egypt and Ghana. Edmodo provided a subscription-based product marketed mainly to Ministries of Education to enable their teachers to share content, quizzes and assignments and manage communications with students and colleagues. On March 31, 2024, the Edmodoworld platform was shut down and subsequently all accounts and data within those accounts were permanently destroyed. Edmodo was dissolved effective June 3, 2024.

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

Over the past 25 years we have recruited and developed an ecosystem of resellers and distributors, giving us “eyes and ears” in most markets to help alert us to new sales opportunities, budget availability, replacement cycles, RFPs and competitor activity, and providing us with significant sales leverage around the world. We believe that this network of relationships provides us with a critical advantage in introducing our SaaS products, Explain Everything and Promethean ActivSuite, into the market and achieving rapid scale. We develop deep relationships with our customers, distributors, and partners, and drive leads through customer referrals, word of mouth, organic search, digital advertising, social, and field events.

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
Even with these competitors, we believe the market presents new opportunities in responding to demands to replace outdated and failing interactive displays with more affordable and simpler solution interactive displays. Our ability to integrate technologies and software either internally or in conjunction with third parties, will determine our ability to grow our interactive technology hardware and software business.

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

Intellectual Property
As of the date of this Annual Report, our (in particular, Promethean’s) intellectual property portfolio includes 19 granted and 6 pending patents. Many of our patents have been filed in multiple countries including the U.S., U.K. and Europe. These patents cover various aspects of our hardware and software systems relevant to the K-12 education and business areas. For example, Promethean has a number of design patents in the U.S. and foreign jurisdictions that cover the industrial design and user interfaces for its IFPDs. Furthermore, Promethean has pending and registered utility patents that cover a variety of hardware and software features such as touch input routing between the IFPD operating system and one or more applications running on the IFPD, systems and methods of mirroring multiple computing devices on an IFPD where the computing devices are connected via different local and wide area networks, system and methods for capturing and displaying annotations and overlays on an IFPD, systems and methods for adjusting user interfaces on the IFPD based on one or more characteristics of the user, and Promethean’s ActivSync USB relay that allows multiple computer devices to connect to an IFPD via USB connections where one computing device can talk directly to another connected computing device over the USB connection.
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

Regulation

Education Technology Sector

We are subject to regulations and laws specific to the education sector because we offer solutions and services to students, collect data from students, and offer education and training. Data privacy and security with respect to the collection of personally identifiable information from minors and in particular, students, continues to be a focus of worldwide legislation and regulation. Within the U.S., many states have enacted student data privacy legislation that goes beyond any federal requirements relating to the collection and use of personally identifiable information and other data from minors. Many of these laws impose direct liability on EdTech operators. California, for example, passed the Student Online Personal Information Protection Act (“SOPIPA”) which went into effect in 2016 and specifically addressed the changing nature of technology usage in schools by putting responsibility for compliance on the EdTech industry. SOPIPA expressly prohibits operators of a website, online service, or mobile application used primarily for K-12 school purposes from commercializing the collection of covered student data - either by selling it, using it to target advertisements to students or their families, or collecting it for any other noneducational purpose. It applies to any EdTech company regardless of whether they have a contract in place with the school or district. It also removes the idea of consent, meaning parents and students cannot consent to a company’s use of a student’s personal information for commercial purposes. Since the end of 2016, over 30 states have introduced a version of California's SOPIPA or a similar piece of legislation that regulates our industry and many of those states have passed those bills into law. SOPIPA and other recent student privacy laws impose direct liability on EdTech operators. See also “Item 3.D – Risk Factors - Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on our results of operations.”

In addition, authorities around the world have adopted and are considering a number of legislative and regulatory proposals concerning data protection and limits on encryption of user data. Amongst others, we are and expect to continue to be subject to the following laws and regulations:

•The General Data Protection Regulation (GDPR), which applies to all of our personal data processing activities involving an person within the EU including the personal data we process within the products and services that we offer to EU users or customers. Ensuring compliance with the range of obligations created by the GDPR is an ongoing commitment that involves substantial costs;
•The UK General Data Protection Regulation is substantially similar to the EU’s GDPR and, similar to the EU’s GDPR, the UK’s GDPR, in the event our any of our personal data processing activities within the UK are found to violate the UK’s GDPR requirements, we may incur substantial fines, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business;
•Multiple U.S. states have enacted state privacy laws including, for example, the California Consumer Privacy Act of 2018 (CCPA), which came into effect in January of 2020; the California Privacy Rights Act (CPRA), which went into effect in January 2023; the Virginia Consumer Data Protection Act (Virginia CDPA), which went into effect in January 2023; and the Colorado Privacy Act (ColoPA), which went into effect on July 1, 2023; all of which give new data privacy rights to their respective residents (including, in California, a private right of action in the event of a data breach resulting from our failure to implement and maintain reasonable security procedures and practices);
•Many U.S. states have also enacted student data privacy laws which apply specifically to the processing of any student personal data. These state student data privacy laws typically prohibit the delivery of advertisements to students or the creation of a profile of a student’s online behavior for the purpose of delivering targeted advertisements. These student data privacy laws generally limit the processing of student data only as necessary to delivery the specific product or service that the students’ data was originally collected for, and for no other purposes; and
•Laws such as SB-327 in California and the EU regulation 2023/2854 (the “Data Act”) (which came into force in January 2024 and will become applicable in September 2025) regulate the security of data in connection with internet connected devices and ensuring compliance with the range of obligations created by these state student data privacy laws is an ongoing commitment that involves substantial costs.

Further, we are subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive personal data. On July 10, 2023, the European Commission adopted an adequacy decision for the EU-US Data Privacy Framework (“DPF”). The DPF is the successor to the EU-US privacy shield, which the Court of Justice of the European Union (CJEU) declared invalid in 2020. The adequacy decision means that US businesses that self-certify under the DPF no longer require separate data transfer mechanisms in order to transfer personal data from the European Union to the U.S. Self-certified companies to the DPF will be able to freely transfer personal data from the European Economic Area to the US without having to conduct a data transfer impact assessment (DTIA) or implement supplemental measures. However, any company which relies on other data transfer mechanisms, such as Standard Contractual Clauses (SCCs), may have to adapt its existing contractual arrangements to incorporate DTIA before transferring data. The validity of data transfer mechanisms remains subject to legal, regulatory, and political developments in both Europe and the U.S., such as recent recommendations from the European Data Protection Board, decisions from supervisory authorities, recent proposals for reform of the data transfer mechanisms for transfers of personal data outside the U.K., and potential legal challenges or other actions that may lead to the invalidation of the adequacy decision the EU has issued in favor of the U.S. or other data transfer mechanisms, which, together with increased enforcement action from supervisory authorities in relation to cross-border transfers of personal data, could have a significant adverse effect on our ability to process and transfer personal data outside of the European Economic Area and/or the U.K. See also “Item 3.D – Risk Factors - Privacy and data protection regulations are complex and rapidly evolving, and we collect, process, store and use personal information and data, which subjects us to governmental regulation and other legal obligations related to privacy; any failure or alleged failure to comply with these laws could harm our business, reputation, financial condition, and operating results.”

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

C.    Organizational Structure

Set forth below is a diagram illustrating the Company and our subsidiaries:

D.    Property, Plant and Equipment

We do not own any material tangible fixed assets. While we do lease properties in various locations, including our 8,873 square foot headquarters in Seattle, Washington and our 13,791 square foot offices in Alpharetta, Georgia no single lease is material to our business.

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

Since the completion of the Merger, we have begun, and will continue, to incur additional costs for Mynd.ai to operate as a public company. In particular, since eLMTree was not a public company prior to the Merger, additional accounting, legal and personnel-related expenses, as well as insurance costs, are necessary to support the post-merger company's compliance and governance functions, including to establish, maintain, and review internal controls over financial reporting, and to prepare and distribute periodic reports in accordance with SEC rules. Our financial statements reflect the impact of these expenses.

During 2024, we observed a downward trend, relative to recent prior years, in education technology customer demand throughout all of the key markets in which we operate. We believe this reduction in demand likely reflects an uncertainty around future budget allocations for many of our customers, following multiple years of unusually high funding as a result of COVID-related government relief programs, which have now ended. While we believe that these trends impacted, to some degree, all of our competitors in the education technology industry, this reduced spending by our customers nonetheless had a material impact on our revenue and operating results during the year ended December 31, 2024. While management believes that this downward trend will reverse as schools look to refresh their existing technology solutions, there remains uncertainty as to when this next refresh cycle will begin in earnest.

On October 2, 2024, we completed the sale (the "Disposition") of all of our holdings of capital stock in GEH Singapore (constituting 85% of the total equity ownership of GEH Singapore prior to the Disposition) for cash consideration of $20.0 million, pursuant to the terms of a written agreement dated October 1, 2024 between us and an entity controlled by the former minority owner of GEH Singapore prior to the Disposition. This sale represented a strategic shift with a major effect on our operations and financial results, and as a result, the GEH Singapore segment has been presented as discontinued operations and excluded from both continuing operations and segment results for all periods presented throughout this Annual Report. Accordingly, the result of GEH Singapore are not included in the results of operations for the years ended December 31, 2024, 2023, and 2022 presented and discussed below.

We are actively monitoring recent trade policy and tariff announcements directing the United States to impose new/additional tariffs on imports from Canada, Mexico, and China. We are currently evaluating the potential impact of the recently announced tariffs on our business and financial condition and actions we may take to mitigate the impact. In addition, we are monitoring the potential impact, if any, of actions taken by these countries in response to the announced tariffs. There can be no assurance that the future imposition of any tariffs, changes thereto or potential actions taken by countries in response to the tariffs will not have a material adverse effect upon our results of operations, financial condition, or liquidity in any period, or that any actions we take to mitigate the impact of the tariffs will be effective.

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
Management uses EBITDA and Adjusted EBITDA (1) to compare our operating performance on a consistent basis, (2) to calculate incentive compensation for our employees, (3) for planning purposes including for purposes of preparing our internal annual operating budget, (4) to evaluate the performance and effectiveness of our operational strategies, and (5) to assess compliance with various metrics associated with the agreements governing our indebtedness. EBITDA and Adjusted EBITDA also eliminate certain items that affect period-over-period comparability and provide consistency with past financial performance, as well as provide additional information about underlying results and trends by excluding certain items that may not be indicative of our business, results of operations, or outlook. Accordingly, we believe that EBITDA and Adjusted EBITDA provides useful information in understanding and evaluating our operating performance in the same manner as management.
We consider Free Cash Flow to be a liquidity measure, therefore, we adjust our Free Cash Flow metric with amounts that directly impact the cash flows in the period, in addition to our operating activities. Free Cash Flow provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in or payments for property and equipment and internal-use software development costs to maintain and grow our business.
We believe the presentation of EBITDA, Adjusted EBITDA, and Free Cash Flow provides useful information to management and investors regarding financial and business trends related to our results of operations, and that when non-GAAP financial information is viewed with GAAP financial information, investors are provided with a meaningful understanding of our ongoing operating performance.
Non-GAAP measures should not be considered as alternatives to performance measures derived in accordance with GAAP as a measure of operating performance. EBITDA, Adjusted EBITDA, and Free Cash Flow have important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.
Revenue

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Revenue	$267,381	$411,757	$584,684
We generate the majority of our revenue from the sales of hardware and accessory products to a global network of distributors and resellers, who are considered the customers for these products. We also separately recognize revenue when we arrange for the shipment, based on the request of the customer, of our hardware products by third-party logistics providers. Although not currently significant to our overall operations, we are investing in software-as-a-service (SaaS) product offerings, with a goal of realizing consistent revenue growth in this line of business in the coming years. Other major sources of revenue include the sale of extended warranties on our hardware products and training services for the use of our hardware.
Revenue is recognized based on when the customer obtains control of the distinct good or service. For hardware and freight revenue, this occurs at the point in time when the goods are shipped by a third-party carrier or when the goods are made available for pick-up by the customer. For SaaS, extended warranties, and training services revenue recognition occurs over time, as the related services are delivered.
Gross Profit

	Year Ended December 31,
	2024	2023	2022
	(in thousands, except for %)
Gross profit	$66,241	$100,485	$141,086
Gross profit as a percentage of total revenue	24.8%	24.4%	24.1%
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
Net (Loss) Income

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Net (loss) income	$(95,752)	$(39,395)	$20,463

EBITDA
We define EBITDA as net (loss) income adjusted to exclude interest expense, interest income, income tax expense (benefit), and depreciation and amortization.
Reconciliation of EBITDA to net (loss) income:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Net (loss) income	$(95,752)	$(39,395)	$20,463
Interest expense	10,371	4,658	1,833
Interest income	(2,659)	(223)	(6)
Income tax expense (benefit)	68,732	(9,658)	(25,982)
Depreciation and amortization	5,698	4,973	4,520
EBITDA	$(13,610)	$(39,645)	$828
Adjusted EBITDA
We define Adjusted EBITDA as net (loss) income, adjusted for (gain) loss from discontinued operations, interest expense, interest income, income tax expense (benefit), and depreciation and amortization, as well as, non-cash, non-operating expenses such as stock-based compensation, changes in the fair value of derivative instruments, and other income (expense); and, one-time, unplanned and/or infrequent events we believe are outside the ordinary course of our continuing operations, including transaction-related costs, restructuring costs, litigation costs and penalties, and gain on forgiveness of debt.
Reconciliation of Adjusted EBITDA to net (loss) income:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Net (loss) income	$(95,752)	$(39,395)	$20,463
(Income) loss from discontinued operations, net of tax	(8,725)	605	12,637
Interest expense	10,371	4,658	1,833
Interest income	(2,659)	(223)	(6)
Income tax expense (benefit)	68,732	(9,658)	(25,982)
Depreciation and amortization	5,698	4,973	4,520
Share-based compensation	3,698	—	—
Gain on embedded derivative	(11,389)	(432)	—
Other expense (income), net	1,384	(1,598)	(591)
Transaction-related costs(1)	—	19,288	502
Restructuring costs(2)	3,484	10,195	238
Litigation costs and penalties(3)	1,021	405	1,046
Gain on forgiveness of debt(4)	—	—	(4,923)
Adjusted EBITDA	$(24,137)	$(11,182)	$9,737
(1) Transaction-related costs are non-recurring costs related to one or more acquisitions.

(2) Refers to employee severance costs, contract termination costs, facility restructuring, and business restructuring efforts undertaken by management.
(3) Refers to costs incurred to defend against, opportunistically settle, and establish a reserve for claims associated with litigation, as well as any related penalties incurred for such litigation.
(4) Refers to forgiveness of loan provided by the U.S. Small Business Administration provided under the Payroll Protection Program (PPP).

Free Cash Flow
We calculate Free Cash Flow as net cash flows from operating activities as presented in the statement of cash flows of our financial statements less cash flows required for: (i) acquisition of property and equipment; and (ii) development costs associated with internal-use software.
Reconciliation of Free Cash Flow to Net cash provided by (used in) operating activities:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Net cash provided by (used in) operating activities	$786	$(2,358)	$(5,272)
Internal-use software development costs	$(8,465)	$(4,434)	$(1,028)
Acquisition of property and equipment, other than internal-use software development costs	$(1,283)	$(389)	$(829)
Free Cash Flow	$(8,962)	$(7,181)	$(7,129)

Results of Operations for the Years Ended December 31, 2024, 2023, and 2022
The following discussion and analysis highlights items that affected our results of operations for the years ended December 31, 2024, 2023, and 2022, as follows:

	Year Ended December 31,			2023 - 2024 Change		2022 - 2023 Change
	2024	2023	2022	$	%	$	%
	(in thousands, except for percentages)
Revenue	$267,381	$411,757	$584,684	$(144,376)	(35.1)%	$(172,927)	(29.6)%
Cost of revenue	201,140	311,272	443,598	(110,132)	(35.4)%	(132,326)	(29.8)%
Gross profit	66,241	100,485	141,086	(34,244)	(34.1)%	(40,601)	(28.8)%
Gross profit as a percentage of total revenue	24.8%	24.4%	24.1%
Operating expenses, net:
General and administrative	33,427	30,964	34,608	2,463	8.0%	(3,644)	(10.5)%
Research and development	25,253	34,604	41,459	(9,351)	(27.0)%	(6,855)	(16.5)%
Sales and marketing	42,115	51,477	60,848	(9,362)	(18.2)%	(9,371)	(15.4)%
Transaction-related costs	—	19,288	502	(19,288)	(100.0)%	18,786	3,742.2%
Restructuring	3,484	10,195	238	(6,711)	(65.8)%	9,957	4,183.6%
Total operating expenses	104,279	146,528	137,655	(42,249)	(28.8)%	8,873	6.4%

Operating (loss) income	(38,038)	(46,043)	3,431	8,005	(17.4)%	(49,474)	(1,442.0)%

Other income (expense):
Interest expense	(10,371)	(4,658)	(1,833)	(5,713)	122.6%	(2,825)	154.1%
Interest income	2,659	223	6	2,436	1,092.4%	217	3,616.7%
Gain on embedded derivative	11,389	432	—	10,957	2,536.3%	432	—%
Gain on forgiveness of debt	—	—	4,923	—	—%	(4,923)	(100.0)%
Other income (expense)	(1,384)	1,598	591	(2,982)	(186.6)%	1,007	170.4%
Total other income (expense)	2,293	(2,405)	3,687	4,698	(195.3)%	(6,092)	(165.2)%

Net (loss) income from continuing operations, before income taxes	(35,745)	(48,448)	7,118	12,703	(26.2)%	(55,566)	(780.6)%

Income tax (expense) benefit	(68,732)	9,658	25,982	(78,390)	(811.7)%	(16,324)	(62.8)%

Net (loss) income from continuing operations	(104,477)	(38,790)	33,100	(65,687)	169.3%	(71,890)	(217.2)%

Income (loss) from discontinued operations, net of tax	8,725	(605)	(12,637)	9,330	(1,542.1)%	12,032	(95.2)%

Net (loss) income	$(95,752)	$(39,395)	$20,463	$(56,357)	143.1%	$(59,858)	(292.5)%
Revenue

Total revenue decreased by $144.4 million or 35.1%, to $267.4 million for the year ended December 31, 2024 from $411.8 million for the year ended December 31, 2023. Revenue was down across nearly all regions, with the exception of a limited number of European markets, with the U.S. market showing the largest relative decline. As discussed above, we believe this result is tied to uncertainty amongst our customers regarding future budget allocations, and represents an industry-wide phenomenon that affected the entire education technology market. We believe the ending of government-funded COVID relief programs across the world, which occurred primarily in 2023, contributed significantly to these future budget uncertainties.
Total revenue decreased by $172.9 million, or (29.6)%, to $411.8 million for the year ended December 31, 2023, from $584.7 million for the year ended December 31, 2022. Revenue was down across nearly all regions, with the exception of Germany, which stayed relatively flat year-over-year. The decline is reflective of a return to a more normal operating environment following significant disruptions as a result of the COVID-19 pandemic. As it specifically relates to the education technology market, government-funded COVID relief programs across the world caused significant increases in customer demand (due to availability of funds) in both 2021 and 2022. These programs had mostly concluded by the end of 2023.

Cost of Revenue
Costs of sales decreased by $110.1 million, or 35.4%, to $201.1 million for the year ended December 31, 2024 from $311.3 million for the year ended December 31, 2023. The most significant driver of the decrease was the overall reduction in sales volume. However, we generated incremental savings in a number of areas year-over-year, including lower component material pricing and lower freight rates (both market-based and due to optimization of providers), as well as a reduction in freight and duty costs as a result of transitioning the final assembly by contract manufacturers of our U.S. ActivPanel inventory to Mexico. In addition, warranty costs decreased due to observed lower failure rates on our ActivPanel 9 and our ActivPanel LX models relative to earlier models.
Costs of sales decreased by $132.3 million, or (29.8)%, to $311.3 million for the year ended December 31, 2023, from $443.6 million for the year ended December 31, 2022. The most significant driver of the decrease was the overall reduction in sales volume. Other savings consisted of lower component material pricing and lower freight rates (both market-based and due to optimization of providers). These decreases were partially offset by an increase in warranty service costs due both to an increased number of units under warranty, as well as additional transportation, warehousing, and repair costs associated with increasing stock of refurbished inventory in response to the timing of warranty claims related to post pandemic sales.
Gross Profit
Gross profit decreased by $34.2 million, or 34.1%, to $66.2 million for the year ended December 31, 2024 from $100.5 million for the year ended December 31, 2023. This decrease was due to the year-over-year reduction in revenue, as gross profit as a percentage of revenue increased 0.4% year-over-year. As discussed above, there were certain cost savings realized related to component material pricing, freight, and duty during 2024 which contributed to gross profit as a percentage of revenue remaining relatively flat year-over-year.
Gross profit decreased by $40.6 million, or (28.8)%, to $100.5 million for the year ended December 31, 2023 from $141.1 million for the year ended December 31, 2022. This decrease was due to the year-over-year reduction in revenue, as gross profit as a percentage of revenue increased 0.3% year-over-year. As discussed above, there were certain cost savings realized related to cost of revenue during 2023, which positively impact gross profit as a percentage of revenue.
Operating expenses
General and administrative expenses increased by $2.5 million, or 8.0%, to $33.4 million for the year ended December 31, 2024, from $31.0 million for the year ended December 31, 2023. The increase was driven primarily by a year-over-year increase in corporate costs associated with being a public company, following the Merger and the listing of MYND.ai as an independent publicly traded entity in December 2023. These costs include various incremental legal, insurance, and audit-related fees to support the Company's post-merger compliance and governance functions. In addition, share-based compensation expense was recorded for the first time in 2024 due to the approval of a new Equity Incentive Plan in the year.
General and administrative expenses decreased by $3.6 million, or (10.5)%, to $31.0 million for the year ended December 31, 2023, from $34.6 million for the year ended December 31, 2022. The decrease was driven primarily by a year-over-year decrease in corporate costs associated with the Edmodo business, following the shutdown of the Edmodo operations in the US at the end of the third quarter of 2022. These costs were not presented as discontinued operations because they primarily supported the non-US operations of Edmodo, which was still an operating business at December 31, 2023.

Research and development expenses decreased by $9.4 million, or 27.0%, to $25.3 million for the year ended December 31, 2024, compared to $34.6 million for the year ended December 31, 2023. During 2024 there was an increased focus on R&D efforts related to new panel hardware development and internal-use software for future SaaS offerings. Qualifying R&D costs for such projects can be capitalized under US GAAP, which led to a decrease in year-over-year costs expensed directly in the consolidated statements of operations. In addition, people-related costs decreased as a result of lower attainment of bonus targets in 2024 versus 2023 due to year-over-year declines in revenue and EBITDA, as well as a result of adjusting our workforce to better align our resources with our future product release strategy.
Research and development expenses decreased by $6.9 million, or (16.5)%, to $34.6 million for the year ended December 31, 2023, compared to $41.5 million for the year ended December 31, 2022. During 2023 there was an increased focus on R&D efforts related to internal-use software for future SaaS offerings. Qualifying R&D costs for such projects can be capitalized under US GAAP, which led to a decrease in year-over-year costs expensed directly in the consolidated statements of operations. In addition, people-related costs decreased as a result of lower attainment of bonus targets in 2023 versus 2022 due to year-over-year declines in revenue and EBITDA.
Sales and marketing expenses decreased by $9.4 million, or 18.2%, to $42.1 million for the year ended December 31, 2024, compared to $51.5 million for the year ended December 31, 2023. The decrease was driven by lower year-over-year people-related costs, including lower commissions as a result of lower sales, and continuing to adjust and realign our workforce to better leverage our distributor and partner network in our go-to-market efforts.
Sales and marketing expenses decreased by $9.4 million, or (15.4)%, to $51.5 million for the year ended December 31, 2023, compared to $60.8 million for the year ended December 31, 2022. The decrease was driven by lower year-over-year people costs, including lower commissions as a result of lower sales, and adjusting and realigning our workforce to better leverage our distributor and partner network in our go-to-market efforts.
Transaction-related costs decreased by $19.3 million, or (100)%, to $0.0 million for the year ended December 31, 2024, compared to $19.3 million for the year ended December 31, 2023. There were no transactions in 2024 that were comparable to the merger between eLMTree and GEH Singapore in 2023.
Transaction-related costs increased by $18.8 million, or 3,742.2%, to $19.3 million for the year ended December 31, 2023, compared to $0.5 million for the year ended December 31, 2022. The increase was the result of the merger between eLMTree and GEH Singapore being a more significant transaction than the acquisition in 2022 of Explain Everything. The costs for the merger with GEH Singapore included one-time people-related costs and amounts paid to vendors and consultants assisting with the transaction.
Restructuring expenses decreased by $6.7 million or (65.8)%, to $3.5 million for the year ended December 31, 2024, compared to $10.2 million for the year ended December 31, 2023. The decrease was driven by a decrease in severance costs to $3.5 million in 2024, compared to $4.5 million in 2023, as management continued to restructure the organization to better align with its future operating strategies and goals. In 2023, management recorded a $5.7 million write-off of prepaid subscriptions purchased from a third-party, with no comparable such charge in 2024.
Restructuring expenses increased by $10.0 million, or 4,183.6%, to $10.2 million for the year ended December 31, 2023, compared to $0.2 million for the year ended December 31, 2022. The increase was driven by an increase in severance costs of $4.5 million in 2023, compared to $0.2 million in 2022, as management sought to restructure the organization to better align with its future operating strategies and goals. In addition, management recorded a $5.7 million write-off of prepaid subscriptions purchased from a third-party, as a result of changes in current and future product strategies.

Other income (expense)
Other income (expense) increased by $4.7 million, or 195.3%, to $2.3 million of income for the year ended December 31, 2024, compared to $2.4 million of expense for the year ended December 31, 2023. This year-over-year change was driven primarily by a year-over-year change in gain of $11.0 million as a result of the reduction in the fair value of the embedded derivative associated with our convertible note. These gains are partially offset by an increase in interest expense of $5.7 million, due to cash interest and paid-in-kind interest on the convertible note, which was issued in December 2023.
In the year ended December 31, 2023, we had other expense of $2.4 million as compared to other income of $3.7 million for the year ended December 31, 2022. This year-over-year change was driven primarily by an increase in interest expense of $2.8 million, due to an average higher outstanding balance on the line of credit in 2023 versus 2022. Additionally, during the year 2023, we did not have any gain on forgiveness of debt but during 2022, we recognized a gain of $4.9 million on the forgiveness of our PPP loan.
Income tax (expense) benefit
There was an income tax expense of $68.7 million during the year ended December 31, 2024 as compared to an income tax benefit of $9.7 million for the year ended December 31, 2023. This change of $78.4 million, or 811.7%, was primarily driven by the recording of a full valuation allowance against our U.S. and U.K. deferred tax assets due to the uncertainty regarding their realizability, as a result of cumulative pre-tax losses in the United States and United Kingdom in recent years, and the decline in sales, as a result of reduced customer demand, during 2024. The income tax benefit recorded in 2023 was primarily driven by pre-tax losses during the period. At that time, we had not concluded that a valuation allowance was necessary for either our U.S. or U.K. deferred tax assets.
The income tax benefit decreased by $16.3 million, or 62.8%, to an income tax benefit of $9.7 million for the year ended December 31, 2023, as compared to an income tax benefit of $26.0 million for the year ended December 31, 2022. The income tax benefit recorded in 2023 was primarily driven by pretax losses during 2023. By comparison, the income tax benefit recorded in 2022 was primarily the result of the removal of a valuation allowance against certain deferred tax assets in the U.S.
Income (loss) from discontinued operations
In 2024 there was an income of $8.7 million from discontinued operations, as compared to a loss of $0.6 million in 2023. The income from discontinued operations in 2024 was the result of the disposal of GEH Singapore. The costs incurred in 2023 were related to run-off legal and compliance activities associated with the U.S. operations of our Edmodo subsidiary.
The loss from discontinued operations decreased by $12.0 million, or 95.2%, to a loss from discontinued operations of $0.6 million for the year ended December 31, 2023, as compared to a loss from discontinued operations of $12.6 million for the year ended December 31, 2022. The decrease is a result of the abandonment of the U.S. operations of our Edmodo subsidiary in September 2022. The costs incurred in 2023 were related to run-off legal and compliance activities associated with the abandoned business.

B. Liquidity and Capital Resources
Liquidity refers to the ability to generate sufficient cash resources to meet the payment obligations of the Company. Capital refers to the long-term financial resources available to support the operations of the business, fund business growth, and provide for an ability to withstand adverse circumstances.
The following discussion and analysis highlight items that affected our liquidity and capital resources for the years ended December 31, 2024, 2023, and 2022 on a continuing operations basis, as follows:

	For the Year Ended December 31,			2023 - 2024 Change		2022 - 2023 Change
	2024	2023	2022	$	%	$	%
	(in thousands, except for percentages)
Cash flows from continuing operations:
Net cash (used in) provided by operating activities before changes in operating assets and liabilities	$(33,312)	$(34,996)	$12,054	$1,684	(4.8)%	$(47,050)	(390.3)%
Net change in operating assets and liabilities	32,437	35,736	(5,247)	(3,299)	(9.2)%	40,983	(781.1)%
Net cash (used in) provided by operating activities	(875)	740	6,807	(1,615)	(218.2)%	(6,067)	(89.1)%
Net cash provided by (used in) investing activities	10,252	13,571	(15,776)	(3,319)	(24.5)%	29,347	(186.0)%
Net cash (used in) provided by financing activities	(22,631)	44,437	11,349	(67,068)	(150.9)%	33,088	291.5%
Cash Flows from Operating Activities
During the year ended December 31, 2024, net cash used in operating activities, before considering changes in operating assets and liabilities, of $33.3 million, was primarily related to $104.5 million in loss from continuing operations and $11.4 million in change in fair value of embedded derivative liability, partially offset by $67.7 million in non-cash deferred tax expense, $4.8 million non-cash interest expense, $5.7 million of non-cash depreciation and amortization, and $3.7 million in non-cash share-based compensation expense. For further discussion see "Results of Operations" above. The $32.4 million net cash inflow from changes in operating assets and liabilities was primarily related to a decrease in accounts receivable and inventories, which was partially offset by a decrease in accounts payable and contract liabilities.
During the year ended December 31, 2023, net cash used in operating activities before changes in operating assets and liabilities of $35.0 million was primarily related to $38.8 million in loss from continuing operations and $10.8 million in non-cash deferred tax benefit, partially offset by $5.7 million in non-cash write-off of prepaid subscriptions, $5.0 million in non-cash depreciation and amortization, and $4.6 million in inventory provision. For further discussion see "Results of Operations" above. The $35.7 million of net cash inflow from changes in operating assets and liabilities was primarily related to a decrease in inventories and an increase in accrued warranty and contract liabilities. This net cash inflow was partially offset by a decrease in accounts payable and an increase in prepaid expenses and other assets.

During the year ended December 31, 2022, net cash provided by operating activities before changes in operating assets and liabilities of $12.1 million was primarily related to $33.1 million in income from continuing operations, $4.5 million of non-cash depreciation and amortization, and $1.8 million of non-cash lease expense, offset by $4.9 million gain on forgiveness of debt and non-cash deferred taxes of $26.0 million. For further discussion of the specific drivers of this activity, see "Results of Operations" above. The $5.2 million net change in operating assets and liabilities was primarily related to a decrease in accounts receivable, which was partially offset by an increase in inventories and an decrease in accrued expenses.
Cash Flows from Investing Activities
Net cash provided by investing activities during the year ended December 31, 2024 of $10.3 million was attributable to the proceeds from the disposition of GEH Singapore of $20.0 million, partially offset by internal software development costs of $8.5 million and purchases of property, plant and equipment of $1.3 million.
Net cash provided by investing activities during the year ended December 31, 2023 of $13.6 million was attributable to the repayment of the related party loan receivable of $8.0 million and net cash acquired as a result of the acquisition of subsidiaries of $10.4 million, partially offset by internal software development costs of $4.4 million and purchases of property, plant and equipment of $0.4 million.
Net cash used in investing activities during the year ended December 31, 2022 of $15.8 million was attributable to purchases of property, plant and equipment of $0.8 million, issuance of related party loan receivable of $7.9 million, internal-use software development costs of $1.0 million, and the acquisition of businesses of $6.0 million.
Cash Flows from Financing Activities
Cash used in financing activities during the year ended December 31, 2024 was $22.6 million, primarily resulting from the net repayment of our line of credit with Bank of America of $21.0 million.
Cash provided by financing activities during the year ended December 31, 2023 was $44.4 million, primarily resulting from proceeds from the issuance of the convertible note of $64.9 million, partially offset by net repayment of our line of credit with Bank of America of $18.3 million.
Cash provided by financing activities during the year ended December 31, 2022 was $11.3 million, primarily resulting from net proceeds from our line of credit with Bank of America of $13.7 million, and proceeds from NetDragon group loans of $0.9 million, partially offset by NetDragon group loans of $3.2 million.

Sources of Liquidity
To date, our operations have been financed principally through debt and equity financings.
In June 2018, we entered into a secured revolving line of credit facility for borrowings up to $35.0 million with Bank of America with an original termination date of June 25, 2021, which was extended to January 19, 2028 through subsequent amendments. Such amendments also amended the borrowing capacity up to $74.0 million through March 31, 2024, and $50.0 million thereafter through January 19, 2028. As of December 31, 2024, the outstanding balance on the line of credit was $11.0 million. There is no requirement to pay down the line of credit balance until the Revolver Termination Date. As of December 31, 2024, we had unused borrowing capacity of $8.6 million, based on the borrowing base calculation as of that date. Borrowings under the Revolver are collateralized by our eligible trade receivables globally and eligible inventories in the U.S. and the Netherlands. Eligibility is determined by Bank of America and is based on the country of origin for the Company’s trade receivables and the type and nature of our inventory in the U.S. and the Netherlands.
On December 13, 2023, we issued a convertible promissory note (the "Note") in the aggregate principal amount of $65.0 million, which bears cash interest at the rate of 5.00% per annum and paid-in-kind ("PIK") interest at the rate of 5.00% per annum, and has a maturity date of December 13, 2028. Both the cash interest and PIK interest is payable semiannually on June 15 and December 13 of each year. The Company prepaid the cash interest due in 2024 at the time of issuance of the Convertible Note, so the first semiannual payment of cash interest will be on June 15, 2025. PIK interest is payable by issuing additional notes in an amount equal to the applicable amount of PIK interest for the interest period. During 2024, the Company issued two additional Notes in the aggregate amount of $3.3 million representing PIK interest. The holder of the Note may elect, at any time, to convert some or all of the outstanding principal and accrued, but unpaid interest, into our ordinary shares or ADSs as provided therein at a rate of $1.214 principal amount per share. For further information on the Note, see "Item 7B. Related Party Transactions".
Additionally, on July 17, 2024, the Company filed a shelf registration statement with the SEC that allows the Company to offer, issue and sell from time to time up to $50.0 million of our ordinary shares, American Depositary Shares (“ADS”) representing ordinary shares, preferred shares, subscription rights, warrants and/or a combination of such securities, separately or as units, in one or more offerings. Each ADS represents 10 ordinary shares.
As of December 31, 2024, we had $75.3 million of cash and cash equivalents. We currently expect the recent downward trend in the education technology market, which had a material impact on our financial performance during 2024, to continue in 2025. As a result, we have closely monitored our liquidity position to ensure operational stability and we continue to explore various strategic alternatives, which may include potential financings, cost-saving measures, and other ways to optimize our future cash flows. Our management team is actively evaluating strategies to adapt to these adverse market dynamics and enhance our financial resilience.
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

C.    Research and Development, Patents and Licenses
See “Item 4. Information on the Company—B. Business Overview” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.    Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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
When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions. For further information on these accounting policies, see Note 2 to our consolidated financial statements included at Item 18 "Financial Statements." Our critical accounting policies and estimates did not change materially during the period ended December 31, 2024. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.
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
Impairment of obsolete and slow-moving inventories
Inventories are valued at the lower of cost or net realizable value (NRV). We measure the cost of inventories based on the first-in first-out method. Inventory costs include expenditures incurred in acquiring the inventories, production or conversion costs, as well as other costs incurred in bringing them to their existing location and condition. Inventory is almost entirely comprised of finished products intended for sale. We perform periodic assessments to determine the existence of obsolete, slow-moving, and non-saleable inventories, and make judgments and estimates regarding the future utility and carrying value of inventory. The carrying value of inventory is periodically reviewed and impairments, if any, are recognized when the expected net realizable value is less than carrying value.

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

Evaluation of long-lived assets for impairment

Long‑lived assets, other than goodwill and indefinite‑lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets.

Factors that we consider in deciding when to perform an impairment review include significant changes in our forecasted projections for the asset or asset group for reasons including, but not limited to, significant underperformance of a product in relation to expectations, significant changes, or planned changes, in our use of the assets, significant negative industry or economic trends, and new or competing products that enter the marketplace. The recoverability test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset group. If impairment is indicated, the asset is written down by the amount by which the carrying amount of the asset exceeds the related fair value of the asset, with the related impairment charge recognized within the statements of operations.

Indefinite-lived intangible assets are tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. We have the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the indefinite lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative indefinite-lived asset impairment test. If we determine that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then a quantitative indefinite-lived asset impairment test is performed. Impairment tests are performed, at a minimum, on December 31st each year.

We use an income approach (generally the relief from royalty method) to determine the estimated fair value of our indefinite-lived intangible assets in concluding whether the fair value of these assets exceeded their carrying amounts. If the fair value exceeds the carrying amount, then no impairment is recognized. If the carrying amount exceeds the fair value calculated, then an impairment charge is recognized for the difference. The impairment review requires us to make judgments in determining various assumptions with respect to revenues, growth rates, royalty rates, and discount rates. The judgments made in determining the estimated fair value of an indefinite-lived intangible asset can materially impact the Company’s financial condition and results of operations.

Goodwill is evaluated for impairment on an annual basis at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. We have the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative goodwill impairment test is performed. Impairment tests are performed, at a minimum, on December 31st each year.

We may use the income approach (utilizing future estimated discounted cash flows) or the market approach (utilizing revenue multiples of guideline public companies with similar operations and economic characteristics) to determine the estimated fair value of our reporting units in determining whether the fair value of our reporting units exceeded their carrying amounts. If the fair value exceeds the carrying amount, then no impairment is recognized. If the carrying amount exceeds the fair value calculated, then an impairment charge is recognized for the difference. The impairment review requires us to make judgments in determining various assumptions with respect to revenues, operating margins, growth rates, discount rates, and market multiples of comparable companies. The judgments made in determining the estimated fair value of a reporting unit can materially impact our financial condition and results of operations.

The observed downward trend, relative to recent prior years, in education technology customer demand throughout all of the key markets in which we operate, among other conditions, led management to conclude that there were indications our definite-lived long-lived assets and goodwill might not be recoverable and our indefinite-lived assets might be impaired as of December 31, 2024. Accordingly, management performed the following analyses.

(i) A recoverability test to compare the sum of the undiscounted cash flows expected to be generated from the use of the definite-lived long-lived asset group to its carrying amount. Based on this analysis, we concluded that the sum of undiscounted cash flows exceeded the carrying amount of the asset group, and thus the long-lived assets were concluded to be recoverable as of December 31, 2024.

(ii) A quantitative impairment analysis to estimate the fair value of our indefinite-lived intangible asset using the relief of royalty method. Based on the results of this analysis, we concluded that the estimated fair value of the indefinite-lived intangible asset continued to be in excess of its carrying amount and that the indefinite-lived intangible asset was not impaired of December 31, 2024.

(iii) A quantitative impairment analysis to estimate the fair value of our reporting unit, using both the income and market approach. The results of this analysis determined that the estimated fair value of the reporting unit is in excess of its carrying amount and therefore goodwill was not impaired as of December 31, 2024.
During the years ended December 31, 2023 and 2022, we did not did identify any events or changes in circumstances that would indicate that the carrying amount of our long-lived assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets.

We performed a qualitative assessment and determined it was not more likely than not that the fair values of our reporting units and our indefinite-lived intangible assets were less than their carrying amounts for the years ended December 31, 2023, and 2022.

Given economic uncertainty and other factors affecting management’s assumptions underlying the valuation of our long-lived assets, the assumptions and projections used in the analyses may not be realized and our current estimates could vary significantly in the future, which may result in impairment charges. We may experience additional unforeseen circumstances that adversely affect the value of our long-lived assets, and trigger an evaluation of the recorded amount. Future write-offs as a result of an impairment could have a material adverse impact on our business, financial condition, and operating results.

Valuation of embedded derivative
Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date. The fair value of the Embedded Derivative was calculated using a with and without method on the date of issuance (December 13, 2023) and at the end of each reporting period (December 31, 2023, and June 30 and December 31, 2024) using a Monte Carlo simulation model that used various assumptions related to term of the underlying agreement, ADS price, expected volatility, risk-free interest rate, and credit risk adjusted rate.

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

As of June 30, 2024, management assessed the available positive and negative evidence in evaluating the realizability of our existing deferred tax asset. Two significant pieces of objective negative evidence identified were the cumulative pre-tax losses in the U.S. in recent years, and the decline in sales in the first six months of 2024 due to reduced customer demand. Such objective evidence limits the ability to consider more subjective evidence, such as projections for future improved operating results. On the basis of this evaluation, management recorded a full valuation allowance against these U.S. deferred tax assets, due to the uncertainty regarding their realizability. Based on the results of our U.S. operations in the second half of the year, management has maintained this full valuation allowance against our U.S. deferred tax assets as of December 31, 2024.
As of December 31, 2024, management determined that there is sufficient positive evidence to conclude that it is more likely than not that the majority of our deferred taxes outside the U.S. are realizable. The valuation allowances that are provided on these non-U.S. deferred tax assets mainly relate to specific tax losses carried forward due to the uncertainty surrounding their realization. Based upon the more-likely-than-not standard of the accounting literature, those specific deferred tax assets and liabilities were not to be realized.
If events occur in the future that improve the certainty of realization for those deferred assets for which a valuation allowance is recorded as of December 31, 2024, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced. The valuation allowance has no impact on our tax loss carryforwards position for tax purposes, and if we generate taxable income in future periods, we will be able to use our tax loss carryforwards to offset taxes due at that time.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
Vincent Riera	54	Chief Executive Officer and Director
Arthur Giterman	44	Chief Financial Officer
Michael Strand	59	Chief Revenue Officer
Lance Solomon	55	Chief Product Officer
Allyson Krause	55	Executive Vice President & General Counsel
Ronan O’Loan	59	Chief Human Resources Officer
Dr. Simon Leung Lim Kin	70	Chairman of the Board and Director
Robin Mendelson	58	Director
Denise Merle	61	Director
Joel A. Getz	60	Director
Dr. Tarek Shawki	67	Director
Dr. John Anthony Quelch	73	Director
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

Michael Strand has served as our Chief Revenue Officer since December 3, 2024. He is a seasoned global sales and go-to-market leader who leverages his extensive experience in the SaaS, cloud, ProAV, and enterprise applications sectors to drive revenue growth and optimize business performance. Prior to joining the Company, from June 2021 to April 2023, Mr. Strand served as Chief Revenue Officer at Diversified, a leading global audio visual and broadcast/media consultancy and systems integrator, where he played a pivotal role in restructuring and streamlining go to market processes, resulting in significant growth and efficiency improvements. From 2015 to 2021, he served as Senior Vice President, Global Sales and Marketing at Hitachi Solutions America, Ltd., where he led the company's accelerated global expansion and developed its go to market model, making Hitachi Solutions one of the fastest-growing, globally-recognized Dynamics 365 cloud channel partners. Prior to that, Mr. Strand spent over two decades at Microsoft Corp. in various leadership and channel-led roles, most recently as Regional Area Leader of Microsoft’s Business Solutions unit for Southeast Asia, Australia, and New Zealand, and the Western United States. He holds a Bachelor of Science Degree in Communication, Journalism, and Related Programs from Washington State University.

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

Robin Mendelson has served as a Director of the Company since December 2023. Ms. Mendelson is a seasoned executive and board director with over 25 years of experience in building and leading high-growth technology-enabled businesses in the U.S. and internationally. From 1999 to 2019, Ms. Mendelson held leadership positions at Amazon, overseeing multibillion-dollar business portfolios. During her tenure at Amazon, she also led a global technology platform and expanded international business units for Amazon in France. Ms. Mendelson’s e-commerce experience encompasses finance leadership, where among other roles, she led finance for Amazon’s Worldwide Digital Products Group during the successful launch of the Kindle e-reader, Prime Video, and other transformative digital media products. Ms. Mendelson currently serves as a board member of Articore Group Lts. (ASX: ATG), which operates an online marketplace that facilitates the sale of art and design products in Australia and the United States, Mainstay (where she is also a member of the compensation committee), which is an AI enhanced software developer and Acadeum, which offers colleges and universities a network and technology platform to expand academic portfolios with in-demand certifications, courses, programs, and degrees to attract and retain learners along the education-career continuum.. Ms. Mendelson serves on the Advisory Board of Yale University’s Broad Center for Public Education Leadership, the Yale University Alumni Board of Governors, and is a Trustee of Rainier Prep. Ms. Mendelson holds a Bachelor’s degree from Duke University and a Master of Business Administration from Yale University School of Management.

Denise Merle has served as a Director of the Company since December 2023. Ms. Merle has been Senior Vice President and Chief Administration Officer at Weyerhaeuser Company, a global leader in sustainable forestry, natural climate solutions and wood products manufacturing since February 2018. Prior to this role, Ms. Merle held a variety of progressive leadership roles, including serving as Senior Vice President of human resources and investor relations, head of finance and human resources for Weyerhaeuser’s $2 billion lumber business, and head of Internal Audit, risk management and enterprise planning. Ms. Merle has successfully led multiple transformational projects and initiatives, including the $8 billion integration of Weyerhaeuser and Plum Creek; the redesign of all executive compensation programs to drive financial performance, align with shareholder interests and ensure market competitiveness; and work to accelerate the company’s DEI efforts through establishing an executive diversity council, revamping company employee resources groups, and communicating regularly on inclusion topics through an internal blog. Ms. Merle has a BS Degree in Accounting from Pacific Lutheran University and an MBA with international studies from Seattle University, and she is a Certified Public Accountant.

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

B.    Compensation

For the fiscal year ended December 31, 2024, the aggregate cash compensation paid to our directors and executive officers in 2024 (including two individuals no longer serving as executive officers) was approximately $8.3 million. This amount includes (i) approximately $1.0 million paid to certain of our executive officers that was previously earned in prior years pursuant to the long term incentive plan that Promethean had in place prior to the Merger (the “Legacy Plan”), (ii) approximately $2.7 million paid to certain of our executive officers relating to bonuses earned for 2023 under the Company’s annual incentive plan (“AIP”) and (iii) $0.5 million paid to one of our executive officers representing the first of three installment payments related to a bonus payable under such executive’s employment agreement upon the completion of our Merger. In addition, during the first quarter of 2025, we paid our directors and executive officers (including two individuals no longer serving as executive officers) aggregate cash consideration of approximately $8.6 million which included (i) approximately $0.9 million paid to certain of our executive officers that was previously earned in prior years under the Legacy Plan, (ii) approximately $6.7 million pursuant to cash awards awarded during 2024 to our directors and executive officers and (iii) $1.0 million paid to two executive officers, representing the second of three installment payments to one such officer and a one-time payment to the other officer, related to bonuses payable under each executive’s employment agreement upon the completion of our Merger. Additionally, during 2024, we awarded our directors and executive officers (including two individuals no longer serving as executive officers), Restricted Stock Units (“RSUs”) under our Equity Incentive Plan, representing an aggregate of 3,319,835 ADSs, valued at approximately $13.0 million in the aggregate on the date of the grant, and which vest in accordance with their applicable award agreement. Neither we nor our subsidiaries have set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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
Under the Incentive Plan, awards may be granted to officers, employees and consultants of the Company or any of our affiliates. The Incentive Plan will be administered by the Company’s Compensation Committee which shall have the full power and authority to, among other things, select eligible participants, grant awards in accordance with the Incentive Plan, determine the number of shares subject to each award or the cash amount payable in connection with an award and determine the terms and conditions of each award. Awards may be granted in the form of stock or share options, restricted shares, restricted share units, stock or share appreciation rights, performance stock or shares, performance stock or share units and other awards. The maximum aggregate number of ordinary shares that is initially authorized for issuance under the Incentive Plan is 54,777,338, together with a corresponding number of American Depositary Shares. The number of ordinary shares available for issuance under the Incentive Plan will also include an automatic annual increase on the first day of each fiscal year beginning in 2025, equal to five percent (5%) of the total number of our ordinary shares outstanding, on a fully diluted basis, on the last day of our immediately preceding fiscal year. Pursuant to this annual increase, an additional 27,731,110 ordinary shares became available for issuance under the Incentive Plan on January 1, 2025. The Board has the authority to amend, suspend or terminate the Incentive Plan. No amendment, suspension or termination will be effective without the approval of the Company’s shareholders if such approval is required under applicable laws, rules and regulations.
During 2024, we awarded restricted share units ("RSUs") under the Incentive Plan to certain of our officers, directors and employees, representing an aggregate of 43,061,160 ordinary shares. The RSUs are subject to a vesting period as set forth in the corresponding award agreement and shall, unless otherwise provided therein, be forfeited if the recipient shall cease performing services for the Company. As of the date of this Annual Report, awards representing an aggregate of 57,166,560 ordinary shares (5,716,656 ADSs) are outstanding under the Incentive Plan, none of which have vested.
C.    Board Practices
Board of Directors
Our board of directors consists of seven directors. None of our non-employee directors has a service contract with us that provides for benefits upon termination of service.
Director Independence
Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a relationship with us that could interfere with such director’s ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Dr. John Quelch, Denise Merle, Robin Mendelson, Dr. Tarek Shawki and Joel Getz, representing five of our seven directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and corporate governance rules of the NYSE (collectively, the "Listing Standards"). In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director.

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

D.    Employees
As of December 31, 2022, 2023 and 2024, we had a total of 1,143, 1,365 and 505 employees, respectively. The significant decline in the number of employees from 2023 to 2024 is mainly attributable to the disposition of our early childhood education business in Singapore in October 2024, during which a significant number of teaching staff and other staff in operated learning centers ceased to be our employees. As of December 31, 2024, approximately 256 of our employees were located in the U.S. and approximately 249 of our employees were located outside of the U.S.

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

F.    Disclosure of registrant’s action to recover erroneously awarded compensation

As set forth in greater detail in Note 2 to our consolidated financial statements, in connection with the preparation of the Company’s financial statements for the year ended December 31, 2024 included elsewhere in this Annual Report, we determined that we had previously understated certain expenses during the periods of 2019 through 2024. As a result of restating our financial statements for the years ended December 31, 2023 and 2022, we have determined that we erroneously awarded an aggregate of $193,959 in incentive-based compensation (the “Erroneously Awarded Compensation”) to five current and two former executive officers, with respect to the fiscal year ended December 31, 2023.

The Erroneously Awarded Compensation was paid out during the first quarter of 2024 and was based (a) 50% on the Company’s achievement of certain targeted revenues and (b) 50% based on the Company’s achievement of certain targeted Adjusted EBITDA under the Company’s historical International Financial Reporting Standards (“IFRS”) reporting standard. By virtue of the accounting restatement, we have determined that while our revenues remain unchanged, our Adjusted EBITDA for the year ended December 31, 2023 was lower than originally calculated, resulting in the Erroneously Awarded Compensation.

As of December 31, 2024, the full amount of the Erroneously Award Compensation remained outstanding. In accordance with our Clawback Policy, we have since recouped substantially all of the Erroneously Awarded Compensation from the recipients by cancelling 201,655 RSUs previously awarded to such executive officers under the Company's Incentive Plan, having a market value on the date of their cancellation equal to 183,515 or 94.5% of the Erroneously Awarded Compensation.

Pursuant to the terms of the Company’s Clawback Policy, we determined that the Company was not required to recoup any compensation received by its executive officer for any fiscal year prior to the year ended December 31, 2023.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of March 15, 2025, except otherwise noted, by:

•each of our executive officers;
•each of our non-employee directors:
•our executive officers and non-employee directors as a group; and
•each person known to us to beneficially own 5% or more of our ordinary shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. The calculations of percentage ownership in the table below are based on 456,477,820 ordinary shares outstanding as of March 15, 2025.

Unless otherwise indicated, the address of each person named below is c/o Mynd.ai, Inc., 701 5th Avenue, Suite 5000, Seattle, WA 98104.

Name	Number of Ordinary Shares	Percent
Executive Officers:
Vincent Riera	744,860(1)	*
Arthur Giterman	459,520(1)	*
Lance Solomon	60,630(1)	*
Allyson Krause	181,230(1)	*
Ronan O’Loan	49,400(1)	*
Michael Strand	*	*
Non-Employee Directors:
Dr. Simon Leung	17,914,367(2)	3.9%
Dr. John Anthony Quelch	138,170(1)	*
Denise Merle	138,170(1)	*
Robin Mendelson	138,170(1)	*
Dr. Tarek Shawki	138,170(1)	*
Joel A. Getz	138,170(1)	*
Executive Officers and Non-Employee Directors as a Group (12 persons):	20,100,857(3)	4.4%
5% or Greater Shareholders:
NetDragon Websoft Holdings Limited	338,243,483(4)	74.1%
Nurture Education Cayman Limited	56,286,500(5)	11.0%
Ascendent Rainbow (Cayman) Limited	60,871,136(6)	11.9%
*Less than 1%
(1)    Represents ordinary shares underlying a Restricted Stock Unit ("RSU") which was granted pursuant to the Company's Equity Incentive Plan and which vests on April 10, 2025.
(2)    Includes 223,210 ordinary shares underlying an RSU which vests on April 10, 2025.
(3)    Includes 2,409,700 ordinary shares underlying RSUs which vest on April 10, 2025.
(4)    Represents ordinary shares held directly by NetDragon WebSoft, Inc. (“ND BVI”), a wholly-owned subsidiary of NetDragon Websoft Holdings Limited (“NetDragon”). NetDragon has the power to vote and dispose of the ordinary shares held by ND BVI. NetDragon has an address at Units 2001-05 & 11, 20/F. Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong.
(5)    Represents ordinary shares issuable upon conversion of certain convertible promissory notes, in the aggregate principal amount of $68.3 million, made by the Company in favor of the holder. The holder has an address at c/o Ascendent Capital Partners (Asia) Limited, Suite 3501, 35/F, Jardine House 1 Connaught Place, Central, Hong Kong.
(6)    Includes ordinary shares issuable upon conversion of certain convertible promissory notes, in the aggregate principal amount of $68.3 million, held by Nurture Education Cayman Limited, an affiliate of Ascendent Rainbow (Cayman) Limited.
We have one class of ordinary shares and each holder of our ordinary shares is entitled to one vote per ordinary share. As of March 15, 2025, we had 152 record holders of our ordinary shares. As set forth above, by virtue of the ownership of 74.1% of our ordinary shares by ND BVI, we are indirectly controlled by NetDragon.

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

The Note bears (i) cash interest at the rate of 5.00% per annum and (ii) PIK interest at the rate of 5.00% per annum payable by issuing additional notes (such additional notes, together with the Note issued on the Closing Date, the “Notes”). On the Closing date, we delivered a 12-month cash interest payment to the Holder for the first years’ interest. Both the cash interest and PIK interest will be paid semiannually. Upon the continuation of an Event of Default as defined in the Notes, the Notes shall become immediately due and payable and all unpaid principal, together with all accrued and unpaid interest and the applicable Make Whole Premium (as defined in the Notes), shall be due and payable. If any amount payable under the Notes is not paid on its due date, an additional 2.00% per annum will be added to the cash interest rate. The Notes will mature on December 13, 2028, unless earlier converted, redeemed or repurchased. The Notes are convertible at the option of the Holder at any time until the outstanding principal amount (including any accrued and unpaid interest) has been paid in full. Subject to the terms of the Notes, the Holder may elect to receive our ADSs in lieu of ordinary shares upon conversion of the Notes. Presently, the aggregate principal amount of outstanding Notes is $68.3 million.

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

The initial conversion rate per $1,000 principal amount of the Notes is equal to (i) $1,000 divided by (ii) the initial conversion price of $2.0226 (which is 115% of the “GEHI Per Share Value” as defined under the Merger Agreement), such initial conversion price being subject to adjustments as provided in the Notes. Upon occurrence of a make whole fundamental change, the conversion rate will be adjusted based on certain make whole premiums. On each of the first anniversary and second anniversary of the Closing Date (each such anniversary, a “Reset Date”), if the volume weighted average closing price of our ordinary shares during any consecutive 40-trading day period in the 12 months preceding the relevant Reset Date (the “Reference Price”) is below 85% of the initial conversion price, the conversion price will be adjusted to 115% of such Reference Price. If during the 12 months preceding a Reset Date there is more than one consecutive 40-trading day period when the volume weighted average closing price is below 85% of the initial conversion price, then the conversion price for the applicable Reset Date will be calculated based on the lower of (i) the volume weighted average closing price of the most recent applicable 40- trading day period and (ii) the average volume weighted average closing price for all applicable 40-trading day periods within the most recent six months. Notwithstanding the foregoing, in no event shall the conversion price be lower than 60% of the initial conversion price. By virtue of the foregoing, effective December 13, 2024, the conversion price was reset to $1.214.

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

Lock-up Agreement.

On December 13, 2023, we entered into a lock-up agreement with NetDragon, pursuant to which NetDragon agreed that it would not, without the prior written consent of our Board of Directors, during the period commencing on that date and ending 24 months thereafter, sell, transfer or otherwise dispose of any of our ordinary shares it owns provided, however, that such restriction terminated with respect to 50% of the ordinary shares held by NetDragon, on December 13, 2024. Notwithstanding the foregoing, the agreement also provides that after June 13, 2024, Netdragon may sell up to 20% of our ordinary shares it owns, if the trading price for our ADS exceeds 150% of the Reference Price (as defined therein) for any 20 trading days within any 30 consecutive trading days.

Commercial Agreements with NetDragon Affiliates.

Effective January 1, 2024, Best Assistant Education Online Limited, a controlled subsidiary of NetDragon, assigned its rights under certain independent contractor agreements that we are a party to, to Elernity Limited (“Elernity”), also a controlled subsidiary of NetDragon. Pursuant to these independent contractor agreements, Elernity and its affiliates provide certain technological design, development and programming services to us in connection with a variety of our products. For the year ended December 31, 2024, we incurred approximately $5.4 million in fees under this agreement.

We have also entered into certain distribution agreements with Elernity, pursuant to which we have granted certain distribution rights to Elernity for our products in Saudi Arabia and Cameroon. For the year ended December 31, 2024, we received approximately $462,000 from Elernity under these agreements.

Effective January 1, 2024, the Company and Promethean entered into a certain Agreement Relating to Accounting Services with NetDragon, pursuant to which we have agreed to assist NetDragon with certain of its financial reporting requirements. The agreement, as amended to date, provides that NetDragon will make the following payments to us in consideration of services rendered by us under the agreement: (i) $200,000 annually for costs related to certain administrative and financial services, (ii) effective January 1, 2025, $237,500 per quarter, for costs incurred by us in connection with our current annual audit and (iii) reimbursement of actual costs incurred by us in connection with any complex accounting issues that may arise that, for NetDragon’s reporting purposes, must be analyzed under IFRS accounting standards. For the year ended December 31, 2024, we were entitled to receive $284,633 under this agreement which was offset against monies we owed to Elernity under our independent contractor agreements described above in this Item 7B.

As of December 31, 2024, certain historical net payable balances of $2,412,052 owed by Edmodo to subsidiaries of NetDragon were forgiven, as a result of the formal dissolution of Edmodo LLC. The resulting benefit from the forgiveness of these payables has been presented as an increase to additional paid-in capital in the consolidated statements of changes in shareholders' equity.

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

On December 13, 2023, we consummated the closing of the transactions contemplated by the Merger Agreement and certain other agreements set forth therein (“Closing”), pursuant to which, (i) Best Assistant transferred the education business of NetDragon outside of the PRC to eLMTree, (ii) Merger Sub merged with and into eLMTree with eLMTree continuing as the surviving company and becoming our wholly owned subsidiary, (iii) we changed our name to “Mynd.ai, Inc.” and (iv) we issued 329,812,179 of our ordinary shares to NetDragon WebSoft, Inc. (“ND BVI”), a wholly-owned subsidiary of NetDragon, and 96,610,041 of our ordinary shares to former shareholders of Best Assistant. The Company has since been listed on NYSE American LLC, and our ADS trade under the symbol “MYND.”

Also concurrent with the Closing of the Merger:

•we transferred our entire education business in the PRC to Rainbow Companion, Inc., a purchaser consortium formed by the Founding Shareholders (as hereinafter defined) and their affiliates in consideration of $15 million (the “2023 Disposition”);
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

B.    Significant Changes
Except as otherwise disclosed in this Annual Report, we are not aware of any significant changes that have occurred since December 31, 2024.

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
You may also view our filings made with the SEC on our website at www.mynd.ai. Upon receiving a request from any shareholder or bondholder who wishes to receive a hard copy of the Company’s complete audited financial statements, the Company will furnish such audited financial statements free of charge. Such request may either be directed to Mynd.ai, Inc., 701 5th Avenue, Suite 5000, Seattle, WA 98104, Attn: General Counsel or to investorrelations@mynd.ai. Information contained in our website is not a part of, nor incorporated by reference into, this Annual Report or our other filings with the SEC, and should not be relied upon.
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

More specifically, the convertible note issued at the end of 2023 has a fixed interest rate for its full 5-year term. Our revolving line of credit with Bank of America has a variable interest rate which, depending on the type of borrowing on the line we elect, is based on either the Federal Funds Rate or the Secured Overnight Financing Rate (“SOFR”). However, we also maintain cash deposit balances with Bank of America which are indexed to similar interest rates. Therefore, a change in the variable interest rate on the line of credit would be offset at least partially by an increase on the interest rate on our cash holdings. These offsetting interest rate changes mitigate the risk of variable interest rate changes on our operating results and financial conditions.

For the year ended December 31, 2024, a 10% change in the interest rate on our revolving line of credit would increase or decrease our interest expense on our line of credit by $0.2 million. However, as discussed above, this impact would be at least partially offset by interest income earned on our cash holdings (the extent of which is dependent on the balance of cash held).

Foreign Currency Risk
Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Most of our revenue is denominated in U.S. Dollars. However, as we have operations in foreign countries, primarily in the U.K. and Europe, a stronger U.S. Dollar could make our products and services more expensive in foreign countries and therefore reduce demand. A weaker U.S. Dollar could have the opposite effect. Such exposure to currency fluctuations is difficult to measure or predict because our sales are also influenced by many other factors.
For the year ended December 31, 2024, sales denominated in foreign currencies were approximately 33% of total revenue. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. These foreign currencies primarily consist of the Pound sterling, Euro, and Chinese Yuan. For the twelve months ended December 31, 2024, a hypothetical 10% change in these foreign currencies would have increased or decreased our revenue by approximately $8.8 million. Actual gains and losses in the future may differ materially from the hypothetical gains and losses discussed above based on changes in the timing and amount of foreign currency exchange rate movements.
The majority of our costs incurred are denominated in US dollars. This includes payments to all of our key inventory suppliers, as well as people-related costs associated with having our executive officers and the majority of our most senior employees based in the US. Accordingly, our costs are less susceptible to foreign exchange rate risks than our revenue.
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
Tariffs

We are actively monitoring recent trade policy and tariff announcements directing the United States to impose new/additional tariffs on imports from Canada, Mexico, and China. We are currently evaluating the potential impact of the recently announced tariffs on our business and financial condition and actions we may take to mitigate the impact. In addition, we are monitoring the potential impact, if any, of actions taken by these countries in response to the announced tariffs. There can be no assurance that the future imposition of any tariffs, changes thereto or potential actions taken by countries in response to the tariffs will not have a material adverse effect upon our results of operations, financial condition, or liquidity in any period, or that any actions we take to mitigate the impact of the tariffs will be effective.

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
Fees and Other Payments Made by the Depositary to Us
The depositary may reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, by making available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2024, we did not receive reimbursement from the depositary.

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

ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2024. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives of ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures, and is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. There is no assurance that our disclosure controls and procedures will operate effectively under all circumstances. Because of material weaknesses in our internal control over financial reporting as described below, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective.

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

Previously Disclosed Material Weaknesses

In connection with the audit of the consolidated financial statements as of and for the year ended December 31, 2023, management identified material weaknesses in our internal control over financial reporting, which remain unremediated as of December 31, 2024. The material weaknesses identified are noted below

•We did not design or maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient number of resources with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately. Additionally, the limited personnel resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives, as demonstrated by, among other things, insufficient segregation of duties in our finance and accounting functions.

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

As discussed below, we continue to take steps to remediate these material weaknesses in internal control over financial reporting; however, we are not yet able to determine whether the steps we are taking will fully remediate these material weaknesses.

Remediation

We continue to design and implement our remediation plan to remediate these material weaknesses. Those remediation measures are ongoing and include the following:

•We have hired accounting personnel with the requisite skills and expertise to bolster our technical reporting and transactional accounting. We are designing and implementing controls to formalize roles and review responsibilities to align with our team’s skills and experience and implement formal controls over segregation of duties.

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

•We are enhancing formal processes, policies, procedures and controls supporting our financial close process.

•We are designing and implementing IT governance processes; logical access processes; enhancing role-based access and logging capabilities; IT policies and procedures over change management, computer operations and program development.

•We are designing and implementing accounting policies and procedures to achieve complete, accurate and timely financial accounting, reporting and disclosures.

•We are designing and implementing an effective risk assessment process at a sufficient precision level to identify new and evolving risks of material misstatement in our financial statements.

We cannot assure you that the measures we have taken to date and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. As management continues to evaluate and work to improve our internal control over financial reporting, we may determine it necessary to take additional measures or modify the remediation plan described above. Even after we effect our remediation plan, the material weaknesses cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on its assessment, our management, including our CEO and CFO, has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to material weaknesses in our internal control over financial reporting, as discussed above in "Item 15A Disclosure Controls and Procedures."

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

D.    Changes in Internal Control Over Financial Reporting
We are taking actions to remediate the material weaknesses relating to our internal controls over financial reporting, as described in "Item 15A Disclosure Controls and Procedures." Except as otherwise described herein, there was no change in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, Deloitte & Touche LLP its associated entities, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2024	2023
	(in thousands of US$)
Audit fees(1)	$2,005	$1,917
Audit-related fees(2)	—	—
Tax fees (3)	—	—
All other fees(4)	20	—
	$2,025	$1,917
(1)    “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and the review of documents filed with the SEC.
(2)    “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit fees".
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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
December 2024	151,923 ADS	$2.19 per ADS	151,923 ADS	$9,667,506
Total	151,923 ADS	$2.19 per ADS	151,923 ADS	$9,667,506

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not Applicable

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
The NYSE Listed Company Manual requires an annual meeting of shareholders to be held no later than one year after the end of the fiscal year. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require an annual meeting of shareholders to be held annually. Accordingly, we presently do not intend to hold an annual meeting of shareholders in 2025. We may, however, hold annual meetings of shareholders in the future.
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
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mynd.ai, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Impairment Evaluation of Goodwill and Indefinite Lived Intangible Assets — Refer to Note 2 & Note 9
Critical Audit Matter Description
The Company’s evaluation of goodwill for impairment involves the comparison of the estimated fair value of the reporting unit to its carrying value. The Company’s evaluation of the indefinite-lived intangible asset (tradename) for impairment involves the comparison of the estimated fair value of the indefinite-lived intangible asset to its carrying amount. The Company determines the estimated fair value of its reporting unit using the income and market approaches. The determination of the estimated fair value using the income approach requires management to make significant estimates and assumptions related to forecasts of revenues, operating margins, growth rates, and discount rates. The determination of the estimated fair value using the market approach requires management to make significant assumptions related to revenue, revenue market multiples, and selection of comparable companies. In estimating the fair value of the tradename, the Company uses a relief from royalty income-based method, which requires management to estimate forecasts of revenue, royalty rates, and discount rates. The goodwill balance was $44.1 million and the indefinite-lived intangible asset was $36 million, as of December 31, 2024. The estimated fair value of the reporting unit and the indefinite-lived intangible asset exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.
We identified management’s estimation of the fair value of the reporting unit and indefinite-lived intangible asset as a critical audit matter because of the significant estimates and assumptions management makes to estimate their respective fair values and the sensitivity of the estimates to the determination of their respective fair values. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to forecasts of revenues, operating margins, growth rates, discount rate, revenue market multiples, selection of guideline public companies, weighting of approaches, and royalty rate.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the forecasts of revenues, operating margins, growth rates, discount rate, revenue market multiples, selection of guideline public companies, weighting of approaches, and royalty rate, included the following, among others:
•We evaluated the reasonableness of management's projections by comparing the projections to:
◦historical results
◦budget approved by management and the Company’s board of directors
◦information included in industry reports and certain of its peer companies
◦Internal communications to management and the board of directors
•We evaluated the reasonableness of management's selection of comparable companies with similar operations and economic characteristics.
•We evaluated the competency and objectivity of management's expert engaged by the Company to assist in the income based, market based and relief from royalty valuation models.
•With the assistance of our fair value specialists, we evaluated the reasonableness of management's valuation methodology and significant assumptions by:
◦Evaluating the reasonableness of the discount rate, royalty rate, control premium, and revenue market multiples by comparing the underlying source information to publicly available market data and verifying the accuracy of the calculations.
◦Evaluating the weighting of the income and market approaches.
◦Evaluating the appropriateness of the valuation methods used by management and testing their mathematical accuracy.

/s/ DELOITTE & TOUCHE LLP
Seattle, Washington
March 25, 2025
We have served as the Company's auditor since 2022.

Mynd.ai. Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$75,317	$87,804
Accounts receivable, net of allowance for credit losses of $211 and $2,599, respectively	30,506	63,736
Inventories	28,638	53,944
Prepaid expenses and other current assets	11,601	14,408
Due from related parties	1,561	1,683
Current assets of discontinued operations	—	5,590
Total current assets	147,623	227,165

Non-current assets:
Goodwill	44,130	44,928
Property, plant, and equipment, net	14,595	7,037
Intangible assets, net	39,521	43,700
Right-of-use assets	3,448	2,413
Deferred tax assets, net	34	58,035
Other non-current assets	3,268	1,810
Non-current assets of discontinued operations	—	21,949
Total non-current assets	104,996	179,872

Total assets	$252,619	$407,037

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$40,485	$59,138
Accrued expenses and other current liabilities	45,959	49,134
Loans payable, current	10,931	31,942
Contract liabilities	11,281	14,004
Accrued warranties	15,749	17,871
Lease liabilities, current	1,047	1,618
Due to related parties	4,621	5,061
Current liabilities of discontinued operations	—	7,404
Total current liabilities	130,073	186,172

Non-current liabilities:
Loans payable, non-current	58,077	64,859
Loans payable, related parties, non-current	5,006	4,670
Contract liabilities, non-current	18,581	21,762
Lease liabilities, non-current	2,761	1,030
Deferred tax liabilities	9,756	—
Non-current liabilities of discontinued operations	—	7,950
Total non-current liabilities	94,181	100,271

Total liabilities	224,254	286,443

Commitments and contingencies (Note 15)

Shareholders’ equity:
Ordinary shares par value of $0.001; 990,000,000 shares authorized. 456,477,820 shares issued and 454,958,590 shares outstanding as of December 31, 2024. 456,477,820 shares issued and outstanding as of December 31, 2023. 10,000,000 shares, $0.001 par value, without designation; none authorized, issued and outstanding as of December 31, 2024 and 2023.	456	456
Treasury shares, at cost, 1,519,230 and none shares, respectively	(342)	—
Additional paid-in capital	479,480	473,590
Accumulated other comprehensive income	3,344	3,513
Accumulated deficit	(454,573)	(358,854)
Total Mynd.ai, Inc. shareholders’ equity	28,365	118,705
Non-controlling interest	—	1,889

Total shareholders’ equity	28,365	120,594

Total liabilities and shareholders’ equity	$252,619	$407,037
See accompanying notes to the consolidated financial statements.

Mynd.ai. Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Year Ended December 31,
	2024	2023	2022
Revenue	$267,381	$411,757	$584,684
Cost of revenue	201,140	311,272	443,598
Gross profit	66,241	100,485	141,086
Operating expenses, net:
General and administrative	33,427	30,964	34,608
Research and development	25,253	34,604	41,459
Sales and marketing	42,115	51,477	60,848
Transaction-related costs	—	19,288	502
Restructuring	3,484	10,195	238
Total operating expenses	104,279	146,528	137,655
Operating (loss) income	(38,038)	(46,043)	3,431
Other income (expense):
Interest expense	(10,371)	(4,658)	(1,833)
Interest income	2,659	223	6
Gain on embedded derivative	11,389	432	—
Gain on forgiveness of debt	—	—	4,923
Other (expense) income	(1,384)	1,598	591
Total other income (expense)	2,293	(2,405)	3,687

Net (loss) income from continuing operations, before income taxes	(35,745)	(48,448)	7,118
Income tax (expense) benefit	(68,732)	9,658	25,982
Net (loss) income from continuing operations	(104,477)	(38,790)	33,100
Income (loss) from discontinued operations, net of tax	8,725	(605)	(12,637)
Net (loss) income	(95,752)	(39,395)	20,463
Net (loss) income from continuing operations attributable to non-controlling interests	—	—	—
Net (loss) income from discontinued operations attributable to non-controlling interests	(33)	33	—
Net (loss) income attributable to non-controlling interests	(33)	33	—

Net (loss) income from continuing operations attributable to ordinary shareholders	(104,477)	(38,790)	33,100
Net income (loss) from discontinued operations attributable to ordinary shareholders	8,758	(638)	(12,637)
Net (loss) income attributable to ordinary shareholders	$(95,719)	$(39,428)	$20,463

Net (loss) income per ordinary share
From continuing operations: Basic and Diluted	$(0.23)	$(0.09)	$0.08
From discontinued operations: Basic and Diluted	$0.02	$(0.00)	$(0.03)
Total basic and diluted	$(0.21)	$(0.09)	$0.05

Weighted average shares outstanding used in calculating net (loss) income per share: Basic and diluted	456,471,923	427,986,755	426,422,220
See accompanying notes to the consolidated financial statements.

Mynd.ai. Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

	Year Ended December 31,
	2024	2023	2022
Net (loss) income	$(95,752)	$(39,395)	$20,463
Other comprehensive (loss) income, net of tax of nil:
Change in foreign currency translation reserve	497	(1,033)	(3,367)
Release of foreign currency translation reserve to net loss as a result of disposition	(566)	—	—
Total comprehensive (loss) income	(95,821)	(40,428)	17,096
Less: comprehensive income attributable to non-controlling interest	67	33	—
Comprehensive (loss) income attributable to Mynd.ai Inc.	$(95,888)	$(40,461)	$17,096
See accompanying notes to the consolidated financial statements.

Mynd.ai. Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands, except for share and per share data)

	Common Stock		Treasury stock				Accumulated	Total Mynd.ai Shareholders'	Non-controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	APIC	AOCI	Deficit	Equity	Interest	Equity
Balance, January 1, 2022	426,422,220	$426	—	$—	$447,509	$7,913	$(339,889)	$115,959	$—	$115,959
Net Income	—	—	—	—	—	—	20,463	20,463	—	20,463
Foreign currency translation	—	—	—	—	—	(3,367)	—	(3,367)	—	(3,367)
Contributions from Controlling Shareholder	—	—	—	—	556	—	—	556	—	556
Balance, December 31, 2022	426,422,220	426,000	—	—	448,065	4,546	(319,426)	133,611	—	133,611
Net (loss) Income	—	—	—	—	—	—	(39,428)	(39,428)	33	(39,395)
Foreign currency translation	—	—	—	—	—	(1,033)	—	(1,033)	—	(1,033)
Contributions from Controlling Shareholder	—	—	—	—	2,707	—	—	2,707	—	2,707
Acquisition of business	30,055,600	30	—	—	22,818	—	—	22,848	1,856	24,704
Balance, December 31, 2023	456,477,820	456,000	—	—	473,590	3,513	(358,854)	118,705	1,889	120,594
Net (loss)	—	—			—	—	(95,719)	(95,719)	(33)	(95,752)
Foreign currency translation	—	—	—	—	—	397	—	397	100	497
Disposition of subsidiary	—	—	—	—	—	(566)	—	(566)	(1,956)	(2,522)
Share based compensation	—	—	—	—	3,698	—	—	3,698	—	3,698
Share repurchase	—	—	(1,519,230)	(342)	—	—		(342)	—	(342)
Forgiveness of related party payables	—	—	—	—	2,412	—	—	2,412	—	2,412
Other equity adjustments	—	—			(220)	—	—	(220)	—	(220)
Balance, December 31, 2024	456,477,820	$456	(1,519,230)	$(342)	$479,480	$3,344	$(454,573)	$28,365	$—	$28,365
See accompanying notes to the consolidated financial statements.

Mynd.ai. Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(95,752)	$(39,395)	$20,463
(Income) loss from discontinued operations, net of tax	(8,725)	605	12,637
Net (loss) income from continuing operations	(104,477)	(38,790)	33,100
Adjustments to reconcile net (loss) income from continuing operations to net cash (used in) provided by operating activities:
Depreciation and amortization	5,698	4,973	4,520
Deferred taxes	67,669	(10,828)	(25,982)
Non-cash lease expense	1,737	1,958	1,818
Non-cash interest expenses	4,844	325	—
Gain on forgiveness of debt	—	—	(4,923)
Share-based compensation	3,698	—	—
Amortization of RDEC credit	(1,182)	(839)	(460)
Accrued tax credit RDEC	—	(1,732)	—
Change in fair value of derivative liability	(11,389)	(432)	—
Increase in inventory provision	—	4,630	3,951
Write-off of prepaid subscriptions	—	5,668	—
Other	90	71	30
Change in operating assets and liabilities:
Accounts receivable	33,365	(679)	25,346
Inventories	25,251	54,734	(20,003)
Prepaid expenses and other assets	1,270	(5,482)	701
Prepaid subscriptions	—	1,632	(7,300)
Due from related parties	533	482	(4,376)
Accounts payable	(17,675)	(23,651)	(1,820)
Accrued expenses and other liabilities	(2,439)	(1,329)	(10,225)
Accrued warranties	(2,037)	3,883	3,266
Due to related parties	1,491	1,083	3,469
Contract liabilities	(5,743)	6,966	7,779
Lease obligations - operating leases	(1,579)	(1,903)	(2,084)
Net cash (used in) provided by operating activities - continuing operations	(875)	740	6,807
Net cash provided by (used in) operating activities - discontinued operations	1,661	(3,098)	(12,079)
Net cash provided by (used in) provided by operating activities	786	(2,358)	(5,272)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(1,283)	(389)	(829)
Internal-use software development costs	(8,465)	(4,434)	(1,028)
Repayment (issuance) of loan receivable, related party	—	8,019	(7,919)
Proceeds from disposition of GEH Singapore	20,000	—	—
Acquisition of businesses, net of cash	—	10,375	(6,000)
Net cash provided by (used in) investing activities - continuing operations	10,252	13,571	(15,776)
Net cash used in investing activities - discontinued operations	(5,942)	5,763	—
Net cash provided by (used in) investing activities	4,310	19,334	(15,776)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Revolver	(38,000)	(80,300)	(49,305)
Debt issuance costs paid	(90)	—	—
Proceeds from Revolver	17,000	62,000	63,000
Proceeds from convertible note	—	64,884	—
Contingent consideration payments	(1,007)	(2,174)	—
Repayment of Paycheck Protection Program Loan	(192)	(192)	(5)
Repayment of NetDragon group loans	—	—	(3,210)
Proceeds from NetDragon group loans	—	219	869
Share repurchase	(342)	—	—
Net cash (used in) provided by financing activities - continuing operations	(22,631)	44,437	11,349
Net cash provided by financing activities - discontinued operations	—	—	—
Net cash (used in) provided by financing activities	(22,631)	44,437	11,349

Net change in cash	(17,535)	61,413	(9,699)

Cash and cash equivalents, beginning of year	91,784	29,312	40,508
Exchange rate effects	1,068	1,059	(1,497)
Cash and cash equivalents, end of year	$75,317	$91,784	$29,312

Supplemental disclosure of non-cash investing and financing activities transactions:
Continuing operations:
Convertible notes issued in exchange for accrued PIK interest	$3,309	$—	$—
Decrease in goodwill due to measurement period adjustments relating to business acquisition, net	$1,228	$—	$—
Lease assets acquired in exchange for lease liabilities	$2,838	$—	$—
Forgiveness of related party payables	$2,412	$—	$—
Accrued purchase price related to acquisition of businesses	$—	$—	$1,688
Accrued value of earnout related to acquisition of businesses	$—	$—	$377
Noncash consideration transferred for acquisition of businesses	$—	$22,848	$—
Discontinued operations:
Lease assets acquired in exchange for lease liabilities	$5,044	$—	$—

Supplemental disclosure of cash transactions:
Cash paid for interest	$5,387	$5,223	$—
Cash received for tax refunds, net	$1,397	$914	$969

Cash flows are presented on a consolidated basis and cash and cash equivalents presented in current assets of discontinued operations in the consolidated balance sheets as of December 31, 2023 were $3,980.
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
On December 13, 2023, NetDragon Websoft Holdings Limited (“NetDragon”) and Gravitas Education Holdings, Inc. (“GEHI”) completed a series of transactions (the "Merger") that resulted in (i) GEHI divesting its business in China, (ii) NetDragon transferring its education businesses outside of China to eLMTree Inc. (“eLMTree"), (iii) eLMTree becoming a wholly owned subsidiary of GEHI, and (iv) GEHI changing its name to “Mynd.ai, Inc.” The Merger was accounted for as a business combination in accordance with ASC 805, Business Combinations. While GEHI was the legal acquirer of eLMTree, the transaction has been accounted for as a reverse acquisition, and consequently, eLMTree was identified as the acquirer for accounting purposes. The financial statements of the Company prior to closing of the Merger reflect the consolidated and combined financial statements of eLMTree (see Note 3 Acquisitions and Disposition). These consolidated and combined financial statements were derived from the separate records maintained by NetDragon, who continues to be a controlling shareholder of the Company (the "Controlling Shareholder"). The financial statements for periods prior to the Merger include estimated expense allocations for certain corporate functions historically provided by NetDragon. These allocations may not be reflective of the actual expenses that would have been incurred had the Company operated as a separate entity apart from NetDragon.

As a result of the reverse acquisition, all shares and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively. The Company calculated basic loss per share for each comparative period prior to the acquisition date by dividing net loss of the accounting acquirer attributable to ordinary shareholders by the accounting acquirer’s historical weighted-average number of ordinary shares outstanding. The Company calculated the weighted-average number of ordinary shares outstanding (the denominator of the EPS calculation), including the equity interests issued by the legal acquirer to effect the reverse acquisition, as the number of ordinary shares outstanding from the beginning of that period to the acquisition date computed on the basis of the weighted-average number of ordinary shares of the accounting acquirer outstanding during the period multiplied by an exchange ratio derived from the shares exchanged at the Merger date.

Subsequent to the Merger date and prior to the disposition of GEH as described below, the Company was comprised of the consolidated operations of eLMTree Inc. and subsidiaries and Global Eduhub Holdings Limited and subsidiaries ("GEH Singapore"). The eLMTree segment consisted of a number of legal entities, including Promethean World Limited and its consolidated subsidiaries (“Promethean”) and Edmodo, LLC (“Edmodo”). The GEH Singapore segment represented Singapore-based kindergarten and student care services that have historically been reported as part of GEHI prior to the Merger.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Discontinued Operations
When the Company has abandoned, or classified as held for sale, a business component that represents a strategic shift with a major effect on the Company’s operations and financial results, it classifies that business component as a discontinued operation and retrospectively presents discontinued operations for the comparable periods. The post-tax income, or loss, of discontinued operations are shown as a single line on the face of the consolidated statements of operations. The disposition of the discontinued operation would also result in a gain or loss upon final disposition.
On October 2, 2024, the Company completed the sale (the "Disposition") of all of the Company's holdings of capital stock in GEH Singapore (constituting 85% of the total equity ownership of GEH Singapore prior to the Disposition) for cash consideration of $20,000, pursuant to the terms of a written agreement dated October 1, 2024 between the Company and an entity controlled by the former minority owner of GEH Singapore prior to the Disposition. This sale represented a strategic shift with a major effect on the Company’s operations and financial results, and as a result, the GEH Singapore segment has been presented as discontinued operations and excluded from both continuing operations and segment results for all periods presented. The results of GEH Singapore, including the gain on disposition, are instead presented as discontinued operations in the consolidated statements of operations for the years ended December 31, 2023 and 2024. Further, the assets and liabilities of GEH Singapore have been reclassified as current and non-current assets and liabilities of discontinued operations in the consolidated balance sheets as of December 31, 2023. The cash flows from the GEH Singapore segment are presented as cash flows from discontinued operations within the consolidated statements of cash flows. The Company has not historically allocated any general corporate overhead to GEH Singapore. See Note 3 Acquisitions and Disposition and Note 20 Discontinued Operations for further discussion.

On September 22, 2022, eLMTree abandoned the operations of the North America geographic region of the Edmodo business. In applying FASB ASC 205-20 Presentation of Financial Statements – Discontinued Operations and ASC 360 Property, Plant, and Equipment, the Company determined the abandonment qualified for discontinued operations presentation and as such, the consolidated financial statement have been retroactively adjusted, where applicable, to give effect to the discontinued operations for all periods presented. See Note 20 Discontinued Operations for details of operations and financial position that have been included in discontinued operations. In 2024, the Company closed the remaining operations of Edmodo. This closure did not qualify for discontinued operations presentation, as it did not represent a strategic shift with a major effect on the Company’s operations and financial results. Accordingly, the results of the remaining operations of Edmodo have been included in continuing operations for all the periods presented.
Basis of Consolidation
The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and its partially owned subsidiaries and non-controlling interests. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires the Company to make estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Important estimates and assumptions relate to revenue recognition, impairment of obsolete and slow-moving inventories, valuation of assets acquired and liabilities assumed in business combinations, evaluation of finite-lived tangible and intangible assets, goodwill and indefinite-lived intangible assets for impairment, valuation of embedded derivatives, provision for warranty costs and valuation allowance for deferred tax assets. These estimates and judgments are subject to change based on experience and new information which could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affecting future periods. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Reclassifications
The Company has made reclassifications to certain previously reported financial information to conform to the current period presentation, including further disaggregation to the contract liabilities footnote, and reclassifying interest income as a separate line on the consolidated statements of operations. The Company has reflected these changes in all historical periods presented. Additionally, the Company has reclassified the operations, financial position and cash flows of the GEH Singapore segment as discontinued operations in the financial statements as of and for the year ended December 31, 2023. The Company's balance sheet does not include any assets and liabilities of the GEH Singapore segment as of December 31, 2024.
Revision for Correction of Immaterial Error
In connection with the preparation of its financial statements for the year ended December 31, 2024, the Company determined that it had understated certain liabilities and cost of revenue related to its core hardware products during the periods of 2019 through 2024. Correcting this error would have the effect of increasing accrued expenses and other current liabilities, as well as inventories and cost of revenue, based on the amount of hardware inventory sold each year, for all affected years.
Based on the guidance in Accounting Standards Codification (ASC) Topic 250, Accounting Changes and Error Corrections, ASC Topic 250-S99-1, Assessing Materiality, and ASC Topic 250-S99-2, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the additional liability to be recorded and determined that the related impact was immaterial to the previously issued financial statements. However, correcting for the liability in the current period would have a material impact on the current period financial statements. Therefore, the Company, in consultation with the Audit Committee of the Company’s Board of Directors, concluded that the affected periods should be revised to present the identified adjustments. The Company has not filed, and does not intend to file, an amendment to the previously filed Annual Report on Form 20-F for the year ended December 31, 2023, but instead is revising its previously reported financial statements in this Annual Report on Form 20-F. As result of revising its previously issued financial statements, the Company determined it erroneously awarded $194 of incentive-based compensation to certain of its current and former executive officers. Subsequent to December 31, 2024, the Company recouped substantially all of this erroneously awarded compensation by cancelling RSUs previously awarded to these executive officers under the Mynd.ai Equity Incentive Plan.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The Company corrected the relevant prior periods of the consolidated financial statements and related footnotes for this immaterial error for comparative purposes and will also correct previously reported financial information for the immaterial error in future filings, as applicable. A summary of the corrections, including the income tax effects relating to all corrections, are as follows:
Consolidated balance sheets 2

	December 31, 2023
	As previously reported	Adjustment	As revised
Inventories [1]	$52,951	$993	$53,944
Total current assets	$226,172	$993	$227,165
Deferred tax assets, net [1]	$56,381	$1,654	$58,035
Total non-current assets	$178,218	$1,654	$179,872
Total assets	$404,390	$2,647	$407,037
Accrued expenses and other current liabilities [1]	$(41,522)	$(7,612)	$(49,134)
Total current liabilities [1]	$(178,560)	$(7,612)	$(186,172)
Total liabilities [1]	$(278,832)	$(7,612)	$(286,443)
Accumulated deficit [1]	$(353,890)	$(4,965)	$(358,854)
Shareholders' equity [1]	$125,558	$(4,965)	$120,594

Consolidated statements of operations 2

	As previously reported	Adjustment	As revised
Year ended December 31, 2022
Cost of revenue	$440,769	$2,829	$443,598
Gross profit	$143,915	$(2,829)	$141,086
Operating income (loss)	$6,260	$(2,829)	$3,431
Net income from continuing operations, before income taxes	$9,947	$(2,829)	$7,118
Income tax benefit	$25,275	$707	$25,982
Net income from continuing operations	$35,222	$(2,122)	$33,100

Year ended December 31, 2023
Cost of revenue [1]	$309,186	$2,086	$311,272
Gross profit [1]	$102,571	$(2,086)	$100,485
Operating (loss) income [1]	$(43,957)	$(2,086)	$(46,043)
Net loss from continuing operations, before income taxes [1]	$(46,362)	$(2,086)	$(48,448)
Income tax benefit [1]	$9,137	$521	$9,658
Net (loss) income [1]	$(37,225)	$(1,565)	$(38,790)

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Consolidated statements of cash flows 2

	As previously reported	Adjustment	As revised
Year ended December 31, 2022
Net income	$22,585	$(2,122)	$20,463
Deferred taxes	$(25,275)	$(707)	$(25,982)
Change in operating assets and liabilities:
Inventories	$(20,237)	$234	$(20,003)
Accrued expenses and other current liabilities	$(12,820)	$2,595	$(10,225)

Year ended December 31, 2023
Net loss	$(37,831)	$(1,565)	$(39,395)
Deferred taxes	$(10,307)	$(521)	$(10,828)
Change in operating assets and liabilities:
Inventories [1]	$54,619	$115	$54,734
Accrued expenses and other current liabilities [1]	$(3,300)	$1,971	$(1,329)

Consolidated statements of changes in shareholders' equity 2

	As previously reported	Adjustment	As revised
Accumulated deficit, January 1, 2022	$(338,611)	$(1,278)	$(339,889)
Total Shareholders' equity, January 1, 2022	$117,237	$(1,278)	$115,959
Net income	$22,585	$(2,122)	$20,463
Accumulated deficit, December 31, 2022	$(316,026)	$(3,400)	$(319,426)
Total Mynd.ai Shareholders' Equity, December 31, 2022	$137,011	$(3,400)	$133,611
Total Shareholders' equity, December 31, 2022	$137,011	$(3,400)	$133,611

Net loss	$(37,831)	$(1,565)	$(39,395)
Accumulated deficit, December 31, 2023	$(353,890)	$(4,965)	$(358,854)
Total Mynd.ai Shareholders' Equity, December 31, 2023	$123,669	$(4,965)	$118,705
Total Shareholders' equity, December 31, 2023	$125,558	$(4,965)	$120,594

1 All numbers presented relate to continuing operations and may not agree to previously issued financial statements as a result of the conclusion to present the results of operations for GEH Singapore as discontinued operations in this annual report on Form 20-F (see Note 20 - Discontinued Operations).

2 Rounding may impact summation of amounts.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Liquidity and Capital Resources
As of December 31, 2024, the Company had $75,317 in cash and cash equivalents and net working capital of $17,550. The Company had net cash outflows from continuing operations in 2024 of $875 and net cash inflows of $786 after considering discontinued operations. The Company has in place a revolver with Bank of America. This revolver has a committed line limit of $50,000 through its maturity in January 2028. As of December 31, 2024, the Company had unused borrowing capacity on the revolver of $8,608 based on the borrowing base calculation. Given these facts and circumstances, the Company has determined that it is reasonably expected to have adequate financial resources to continue as a going concern for at least the twelve-month period following issuance of these financial statements.
Non-controlling Interests
Non-controlling interests ("NCI") on the consolidated balance sheets include third-party investments in entities that the Company consolidates, but does not wholly own. NCI are classified as part of equity, and the amount of net income (loss), other comprehensive income (loss), and any other equity transactions are allocated to NCI in accordance with their applicable ownership percentages. NCI recognized as a result of a business combination are measured initially at fair value, which represents the NCI's proportionate share of the acquired identifiable net assets. The NCI was disposed of as part of the sale of GEH Singapore in Q4 2024.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2024, and 2023, respectively, the Company had no cash equivalents.
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
Accounts Receivable and Allowance for Credit Losses
Trade accounts receivables are recorded at the invoiced amount and do not bear interest.

The allowance for credit losses is the Company’s best estimate of the credit losses in existing accounts receivable. The Company monitors the financial performance, historical and expected collection patterns, and creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile. The Company also monitors domestic and international economic conditions for the potential future effect on its customers. Past due balances are reviewed individually for collectability. Account balances are charged against the allowance for credit losses when the Company determines it is probable the receivable will not be recovered. All allowance for credit losses are charged to general and administrative expenses on the Company’s consolidated statements of operations.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The allowance for credit losses as of December 31, 2024, and 2023 was as follows:

	December 31,
	2024	2023	2022
Balance at beginning of period	$2,599	$2,970	$2,970
Adjustments and provision for estimated credit losses	—	(371)	—
Write-offs and collections of accounts receivable	(2,379)	—	—
Foreign currency adjustments	(9)	—	—
Balance at end of period	$211	$2,599	$2,970
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

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

Intangible Assets
Intangible assets, which consist of customer relationships, patents, and technology, are stated at cost less accumulated amortization.
For finite-lived intangible assets, amortization is generally recorded on a straight-line basis over estimated useful lives ranging from two to ten years. The Company periodically reviews the estimated useful lives of intangible assets and adjusts them when events indicate that a shorter life is appropriate.

Indefinite-lived intangible assets are not subject to amortization. Each reporting period, the Company evaluates whether events and circumstances continue to support an indefinite useful life. If an indefinite-lived intangible asset is subsequently determined to have a finite useful life, it is amortized prospectively over its estimated remaining useful life.

Goodwill
Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is carried at cost, less any impairment. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair value-based test.
Impairment of Long‑lived Assets

Long‑lived assets, other than goodwill and indefinite‑lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets.

Factors that the Company considers in deciding when to perform an impairment review include significant changes in the Company’s forecasted projections for the asset or asset group for reasons including, but not limited to, significant underperformance of a product in relation to expectations, significant changes, or planned changes in the Company’s use of the assets, significant negative industry or economic trends, and new or competing products that enter the marketplace. The recoverability test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset group. If impairment is indicated, the asset is written down by the amount by which the carrying amount of the asset exceeds the related fair value of the asset, with the related impairment charge recognized within the statements of operations.

Indefinite-lived intangible assets are tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The Company has the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the indefinite lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative indefinite-lived asset impairment test. If the Company determines that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then a quantitative indefinite-lived asset impairment test is performed. Impairment tests are performed, at a minimum, on December 31st each year.

The Company uses an income approach (generally the relief from royalty method) to determine the estimated fair value of its indefinite-lived intangible assets in concluding whether the fair value of these assets exceeded their carrying amounts. If the fair value exceeds the carrying amount, then no impairment is recognized. If the carrying amount exceeds the fair value calculated, then an impairment charge is recognized for the difference. The impairment review requires the Company to make judgments in determining various assumptions with respect to revenues, growth rates, royalty rates, and discount rates. The judgments made in determining the estimated fair value of an indefinite-lived intangible asset can materially impact the Company’s financial condition and results of operations.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Goodwill is evaluated for impairment on an annual basis at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. The Company has the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative goodwill impairment test is performed. Impairment tests are performed, at a minimum, on December 31st each year.

The Company may use the income approach (utilizing future estimated discounted cash flows) or the market approach (utilizing revenue multiples of guideline public companies with similar operations and economic characteristics) to determine the estimated fair value of reporting units in determining whether the fair value of its reporting units exceeded their carrying amounts. If the fair value exceeds the carrying amount, then no impairment is recognized. If the carrying amount exceeds the fair value calculated, then an impairment charge is recognized for the difference. The impairment review requires the Company to make judgments in determining various assumptions with respect to revenues, operating margins, growth rates, discount rates, and market multiples of comparable companies. The judgments made in determining the estimated fair value of a reporting unit can materially impact the Company’s financial condition and results of operations.

The observed downward trend, relative to recent prior years, in education technology customer demand throughout all of the key markets in which the Company operates, among other conditions, led the Company to conclude that there were indications that its definite-lived long-lived assets and goodwill might not be recoverable and its indefinite-lived intangible asset might be impaired as of December 31, 2024. Accordingly, the Company performed the following analyses.

(i) A recoverability test to compare the sum of the undiscounted cash flows expected to be generated from the use of the definite-lived long-lived asset group to its carrying amount. Based on this analysis, the Company concluded that the sum of undiscounted cash flows exceeded the carrying amount of the asset group, and thus the long-lived assets were concluded to be recoverable as of December 31, 2024.
(ii) A quantitative impairment analysis to estimate the fair value of its reporting unit, using both the income and market approach. The results of this analysis determined that the estimated fair value of the reporting unit is in excess of its carrying amount and therefore goodwill was not impaired as of December 31, 2024.
(iii) A quantitative impairment analysis to estimate the fair value of its indefinite-lived intangible asset using the relief of royalty method. Based on the results of this analysis, the Company concluded that the estimated fair value of the indefinite-lived intangible asset continued to be in excess of its carrying amount and that the indefinite-lived intangible asset was not impaired of December 31, 2024.
During the years ended December 31, 2023 and 2022, the Company did not identify any events or changes in circumstances that would indicate that the carrying amount of its definite-lived long-lived assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets.

The Company performed a qualitative assessment and determined it was not more likely than not that the fair values of the Company's reporting units and indefinite-lived intangible assets were less than their carrying amounts for the years ended December 31, 2023, and 2022.

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

In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available, the Company may engage third-party qualified valuation specialists to perform the valuation. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, due from related parties, current related party loans payable, and current assets and liabilities of discontinued operations approximate their fair values because of their short-term nature. The derivative liability associated with the Company’s convertible note is remeasured at fair value at each reporting date and is classified as Level 3 in the fair value hierarchy (see Note 14 - Debt). During the years ended December 31, 2023 and 2022, the Company utilized Level 3 inputs to determine the fair value of net assets acquired in business combinations (see Note 3 - Acquisitions and Disposition).

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
Transaction-related expenses are recognized separately from business combinations and are expensed as incurred. The acquisition method also requires that acquisition-related transaction and post-acquisition restructuring costs be charged to expense as committed and requires the Company to recognize and measure certain assets and liabilities including those arising from contingencies and contingent consideration in a business combination. These costs include one-time people-related costs and amounts paid to vendors and consultants assisting with the acquisition.
During the years ended December 31, 2024, 2023 and 2022, the Company expensed transaction-related and abandoned deal costs of nil, $19,288 and $502, respectively, in the consolidated statements of operations.
Convertible debt
The Company reviews the terms of convertible debt issued to determine whether there are embedded derivative instruments, including embedded conversion options, which are required to be bifurcated and accounted for separately as derivative financial instruments. In circumstances where the host instrument contains more than one embedded derivative instrument, including the conversion option that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.
Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date with changes in the fair value reported as other income (expense) in the consolidated statements of operations. When the convertible debt instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds received are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the host instruments themselves, usually resulting in those instruments being recorded at a discount from their face value. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense.
Share-based Compensation
The Company accounts for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation, which requires that the grant-date fair value of such awards is recognized ratably over the related vesting period. The restricted stock units have a grant date fair value equal to the fair market value of the underlying stock on the grant date less present value of expected dividends. The Company accounts for forfeitures as they occur.
Treasury stock

The Company accounts for treasury stock under the cost method.

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
The Company generates revenue from the sale of the following goods and services. Revenue amounts presented exclude value-added tax and other sales taxes.
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
The Company historically provided a Promethean Global Software License for its preloaded proprietary embedded software with the sale of most of its hardware products. The Company considers this hardware and software to be highly interdependent and highly interrelated. As a result, the Company considers the hardware and proprietary software to represent a combined performance obligation and recognizes revenue when control of the combined performance obligation has passed to the customer.
The Company provides term-limited Promethean ActivSuite software-as-a-service ("SaaS") subscriptions with the sale of its ActivPanel 10 hardware product. The Company views these term-limited subscriptions as a separate performance obligation and, as a result, recognizes revenue based on the estimated stand-alone selling price of the service over the term of the subscription.
Future Unspecified Software Upgrade Rights
As part of the sale of certain of its hardware products, the Company provided the right for the customer to receive, on a when-and-if-available basis, future unspecified software upgrades relating to the software bundled with each such hardware device. The customer for future unspecified software upgrade rights was the end user. Because the Company lacks observable prices for the undelivered performance obligations, the allocation of revenue was based on the Company's estimated stand-alone selling prices using the cost-plus margin approach. Allocated revenue for the future unspecified software upgrade rights are recorded in the consolidated balance sheet as contract liabilities and are recognized in the consolidated statements of operations on a straight-line basis over the period that the software upgrades are provided.
As December 31, 2024, all such revenue had been fully recognized, and no amounts remained recorded as contract liabilities on the consolidated balance sheet.

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
Warranty Revenue
The Company provides a standard warranty on all of its hardware products. Depending on the jurisdiction in which the product is sold, this standard warranty is either for three years or five years. This warranty is not sold separately and does not provide any additional services beyond assuring the product complies with the agreed upon specifications and is free of defects. As such, the Company considers the standard warranty to represent an assurance type warranty which does not constitute a separate performance obligation.
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
Payments received in advance of providing these enhanced warranty services are recorded in the consolidated balance sheet as contract liabilities and are recognized in the consolidated statements of operations on a straight-line basis over the period that the enhanced warranty services are provided.
Software-as-a-Service (SaaS)
The Company offers a number of services, generally in the form of a subscription for a set time period, through the use of internally developed software and certain third-party arrangements. The Company considers SaaS offerings to be a separate performance obligation, as the service provided is capable of being distinct within the context of contract and provides a separate benefit to the customer above and beyond the Company’s other products. The customer for SaaS offerings is the end user. Payments received in advance of providing the SaaS offering are recorded in the consolidated balance sheet as contract liabilities and are recognized in the consolidated statements of operations on a straight-line basis over the period that SaaS offering are provided.
Training Revenue
The Company offers training services for the use of its hardware, which is considered to represent a separate performance obligation, as the services are capable of being distinct within the context of the contract and provide a separate benefit to the customer above and beyond the Company’s other products. The revenue associated with this performance obligation is recognized as the training service is delivered, which generally occurs within one year of the original date of sale. The customer for training services is the end user. Payments received in advance of providing these training services are recorded in the consolidated balance sheet as contract liabilities and are recognized in the consolidated statements of operations as delivered.
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
Provision for Warranty Costs
The Company provides customers of its hardware products with warranties to assure the product complies with agreed upon specifications and is free of defects. The Company records a liability based on its best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors used in estimating the warranty liability include a history of units sold and units under warranty that have failed, average cost incurred to repair/replace units under warranty, and a profile of the distribution of warranty expenditures over the warranty period. Actual claims incurred could differ from estimates, requiring adjustments to the liabilities.
Cost of Revenue
Cost of revenue consists primarily of inventory costs, cost of delivering training services, depreciation of property, plant and equipment, freight, warehousing, and warranty costs associated with the Company’s hardware products, as well as third-party hosting and processing fees associated with the Company’s online sales platforms. In addition, logistic and operations employee costs, as well as an allocation of related depreciation and office space cost, are also included in cost of revenue. Finally, amortization of intangible assets directly associated with the Company’s products and services is also included in cost of revenue.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries and employee benefits for its employees not related to logistics and operations, research and development, and selling and marketing activities, as well as costs incurred for office space (excluding amounts allocated to cost of revenue), professional service fees, insurance costs, legal expenses, and other general overhead.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Research and Development Expenses
Research and development expenses consist primarily of salaries, employee benefits, and other compensation for employees engaged in research and development.
Sales and Marketing Expenses
Selling and marketing expenses consist primarily of salaries, employee benefits, and other compensation for employees engaged in sales and marketing activities, as well as the costs of media advertising, promotions, trade shows, and seminars.
Advertising Expense
Advertising costs are expensed as incurred. Advertising costs of $3,711, $7,208, and $11,343 for the years ended December 31, 2024, 2023, and 2022, respectively, were included in sales and marketing expenses on the consolidated statements of operations. Advertising costs of $448, $12, and nil for the years ended December 31, 2024, 2023, and 2022, respectively, were included in income (loss) from discontinued operations in the consolidated statements of operations.
Other Income (Expense)
Other income (expense) consists primarily of interest expense, interest income, gain on embedded derivative, gain from the forgiveness of debt, and other income (expense), which includes foreign currency transaction adjustments.
Restructuring and Other Expense
Costs to exit or restructure certain activities of existing operations or operations of a recently acquired company are accounted for as termination and exit costs pursuant to ASC 420, Exit or Disposal Cost Obligations. A liability for costs associated with an exit or disposal activity is recognized and measured at its fair value in the consolidated statements of operations in the period in which the liability is incurred.

	December 31,
	2024	2023	2022
Severance costs	$3,484	$4,527	$238
Write-off of prepaid subscriptions [1]	—	5,668	—
	$3,484	$10,195	$238
1 Represents the write-off of prepaid subscriptions pursuant to a distribution and master services agreement, as these prepaid subscriptions were deemed not recoverable through future sales activity.
As December 31, 2024, the Company had $547 in accrued severance costs. There were no accrued severance costs as of December 31, 2023 or 2022.
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

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The Company has lease agreements which contain both lease and non-lease components, which the Company accounts for separately. Non-lease components include items such as common area maintenance, operating expenses, utilities, or other costs that are subject to fluctuation from period to period. The Company does not recognize short term leases that have a term of twelve months or less as ROU assets or lease liabilities.
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
Functional Currency
The Company considers the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company operates.
The local currency is the functional currency for all foreign entities, other than a small number of intermediate holding companies which have USD as the functional currency. Assets and liabilities of these foreign operations are translated into U.S. Dollars at the exchange rate in effect at the end of each period. Statement of operations activity is translated at the average exchange rate prevailing during the period. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of other comprehensive income (loss).
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

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Income or Loss Per Share
Basic income or loss per share is computed by dividing net income from continuing operations available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential of shares of common stock outstanding during the period using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of restricted stock units), and convertible debt, using the if-converted method. Earnings per share excludes all potential dilutive shares of common stock if their effect is anti-dilutive. An anti-dilutive impact is an increase in earnings per share or a reduction in net loss per share resulting from the conversion or exercise of certain securities. The Company uses loss from continuing operations as the “control number” or benchmark to determine whether potential common shares are dilutive or anti-dilutive.

Recent Accounting Pronouncements
In March 2020, the FASB issued Accounting Standards Update (ASU) 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provides optional expedients and exceptions for applying U.S. GAAP to contracts that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which defers the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. Beginning in October 2024, the Company commenced accruing interest on outstanding borrowings on its Revolver using the SOFR (“Standard Overnight Financing Rate”) reference rate, which did not have a material impact on the consolidated financial statements.

In November 2023, ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, was issued which requires disclosure of incremental segment information on an interim and annual basis that are regularly provided to the chief operating decision maker (the “CODM”) and included within each reported measure of segment profit or loss. The Company has adopted this ASU as of December 31, 2024. Accordingly, appropriate disclosures have been made in these consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is still evaluating the effect of the adoption of this guidance.
In 2021, the Organization of Economic Cooperation and Development (“OECD”) introduced its Pillar II Framework Model Rules (“Pillar 2”), which are designed to impose a 15% global minimum tax on the earnings of in-scope multinational corporations on a country-by-country basis. Certain aspects of Pillar 2 took effect on January 1, 2024 while other aspects go into effect on January 1, 2025. As the Company does not expect to meet the consolidated revenue threshold of €750 million in the current year or in the next twelve months, the adoption of this standard will not have a material impact on its consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 will require more detailed information about the types of expenses in commonly presented income statement captions such as “Cost of revenue” and “Selling, general and administrative expenses”. In January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) to clarify the effective date of ASU 2024-03. The new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact that this change will have on the Company's consolidated financial statements and disclosures.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 3. Acquisitions and Disposition
Acquisitions
Explain Everything, Inc.
On November 17, 2022, pursuant to an Asset Purchase Agreement entered into on that date, the Company acquired substantially all the assets and assumed certain liabilities (the "Acquisition") of Explain Everything, Inc., Explain Everything Sales, Inc., EE Discover, Inc., and Explain Everything SP. ZO.O (collectively, “Explain Everything” or the “Seller”) in exchange for total consideration of $8,065, consisting of: (i) $6,000 in cash paid at the closing of the Acquisition, (ii) an Earn-Out Payment valued at $377, (iii) Deferred Payments valued at $1,939, and (iv) reduced for working capital adjustments totaling approximately $251. Explain Everything is a leading whiteboard platform designed to help teachers and students create and complete engaging lessons and assignments, video capture, and collaborate. During the year ended December 31, 2023, the Company paid $400 in full satisfaction of the Earn-Out Payment and $1,000 of the Deferred Payments, as well as a payment of $716 for final working capital adjustments. During the year ended December 31, 2024, the Company paid the final installment of Deferred Payments of $1,150.
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
Gravitas Education Holdings, Inc. (“GEHI”)
As discussed above, on December 13, 2023, NetDragon and GEHI completed the Merger that resulted in (i) GEHI divesting its business in China, (ii) NetDragon transferring its education businesses outside of China to eLMTree, (iii) eLMTree becoming a wholly owned subsidiary of GEHI, and (iv) GEHI changing its name to “Mynd.ai, Inc.” The Merger was accounted for as a business combination in accordance with ASC 805. While GEHI is the legal acquirer of eLMTree, the transaction was treated as a reverse acquisition, and consequently, eLMTree was identified as the acquirer for accounting purposes. The purchase consideration was measured at the fair value of GEHI shares issued and outstanding at the close of the merger. The difference between the fair value of the GEHI shares issued less the fair value of GEHI’s identifiable assets acquired (net of liabilities assumed) and non-controlling interest, is accounted for as goodwill. The identifiable net assets acquired of GEHI were valued at their respective fair values at the acquisition date.
For accounting purposes, the Merger resulted in eLMTree acquiring an 85% equity interest in GEH Singapore, a company incorporated in Singapore that, through various of its subsidiaries, provides early childhood education services, meeting the needs of children from infancy to six years old through structured courses at kindergarten and student care centers, as well as through franchise relationships with third-party kindergarten services. The Merger was intended to provide the eLMTree segment with a pathway to greater autonomy and future financing opportunities as a public company, while providing the GEH Singapore segment with significant new sources of funding to potentially refurbish its existing facilities and expand its footprint in both Singapore and to other countries in the region. The result of this acquisition has been included in the Company’s consolidated financial statements as of and from the date of acquisition. The associated goodwill has been assigned equally to the Company’s GEH Singapore and eLMTree reporting units, as both reporting units benefited from the business combination.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The Company finalized its purchase price allocation in the second half of 2024. The fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were as follows:

	As per the 2023 Form 20-F	Measurement period adjustments	As adjusted
Cash and cash equivalents	$16,138	$—	$16,138
Accounts receivable, net	1,464	—	1,464
Prepaid expenses and other current assets	902	1,228	2,130
Current tax assets	282	—	282
Amounts due from related parties	46	—	46
Inventories	141	—	141
Operating lease right-of-use assets	5,398	(538)	4,860
Property and equipment, net	4,773	—	4,773
Other non-current assets	2,226	—	2,226
Intangible assets	7,750	—	7,750
Total Assets	39,120	690	39,810

Accrued expenses and other current liabilities	(5,496)	(108)	(5,604)
Operating lease liabilities - current	(2,903)	—	(2,903)
Operating lease liabilities - non-current	(2,603)	646	(1,957)
Contract liabilities - current	(1,730)	—	(1,730)
Income tax payable	(382)	—	(382)
Other non-current liabilities	(3,977)	—	(3,977)
Deferred tax liability	(1,317)	—	(1,317)
Total Liabilities	(18,408)	538	(17,870)

Total identifiable net assets at fair value	20,712	1,228	21,940
Goodwill	3,991	(1,228)	2,763
Non-controlling interest	(1,855)	—	(1,855)

Purchase consideration transferred	$22,848	$—	$22,848

The purchase price allocations reflect various fair value estimates and analyses relating to the determination of fair value of certain tangible and intangible assets acquired, non-controlling interest, and residual goodwill. The Company determined the estimated fair value of the identifiable intangible assets and goodwill after review and consideration of relevant information including discounted cash flow analyses, market data, and management’s estimates, with the assistance of an independent valuation firm. The estimated fair value of acquired working capital was determined to approximate carrying value. The goodwill arising from the transaction consists of expected synergies from combining operations of the two companies. None of the goodwill is deductible for tax purposes.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Intangible assets acquired comprise of the following:

	Purchase price allocation	Useful lives (in years)
Student base (Childcare)	$4,000	4
Franchise relationships	1,700	10
Brands	1,600	10
Content	450	5
Total intangible assets acquired	$7,750

Disposition
As previously described in Note 2, on October 2, 2024, the Company completed the disposition of GEH Singapore. At closing, the Company received $20,000 in gross cash proceeds. The following table details the net assets that were transferred as a part of this disposition.

Cash and cash equivalents	$5,546
Accounts receivable, net	515
Prepaid expenses and other current assets	741
Amounts due from related parties	747
Inventories	158
Operating lease right-of-use assets	7,050
Property and equipment, net	4,751
Other non-current assets	2,215
Intangible assets	7,002
Goodwill	1,447
Total Assets	30,172

Due to related parties	(3)
Accounts payable	(328)
Accrued expenses and other current liabilities	(3,611)
Operating lease liabilities - current	(3,607)
Operating lease liabilities - non-current	(3,480)
Contract liabilities - current	(645)
Other non-current liabilities	(3,960)
Deferred tax liability	(1,271)
Total Liabilities	(16,905)

Net assets sold	$13,267

The Company recognized a gain of $9,255 on the disposition, which was included in Income (loss) from discontinued operations, net of tax in the consolidated statements of operations.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The following table summarizes the computation of the gain realized from the disposition:

Cash received	$20,000
Net assets sold	(13,267)
Non-controlling interest	1,956
Other comprehensive income reclassified to current year operations	566
Gain on disposition	$9,255
Note 4. Revenue Recognition
Revenue
Sales of hardware and accessories as well as revenue from coordination of freight for our customers is recognized at a point in time. Services include enhanced warranty and training revenue and are recognized over time. Revenue from software-as-a-service (SaaS) and revenue from future software upgrade rights are also recognized over time.

The following table presents the Company’s revenue disaggregated based on the revenue source and the timing of revenue recognition:

	December 31,
	2024	2023	2022
Revenue from hardware, proprietary embedded firmware and accessories	$245,585	$394,667	$573,409
Revenue from services	7,391	8,991	7,305
Revenue from SaaS	4,768	5,379	3,816
Revenue from software upgrade rights	9,637	2,720	154
Total revenue	$267,381	$411,757	$584,684
Revenue disaggregation
The following table presents the Company’s revenue disaggregated based on geographic location of customers:

	December 31,
	2024	2023	2022
United States	$179,810	$292,584	$417,476
Rest of World	87,571	119,173	167,208
Total revenue	$267,381	$411,757	$584,684
Included in the rest of world, below are those countries where the revenue during the years presented exceeded 10% or more of the total revenue in the Company's consolidated statements of operations:

	December 31,
	2024	2023	2022
Germany	$35,137	$46,152	$—

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Contract liabilities

	December 31,
	2024	2023
Deferred revenue: enhanced warranties	$21,090	$21,058
Deferred revenue: SaaS	6,078	5,794
Deferred revenue: future upgrade rights	—	5,483
Deferred revenue: other services	2,694	3,431
Total contract liabilities	$29,862	$35,766
The contract liabilities listed above represent deferred revenue associated with sales of enhanced warranties, sales of SaaS, and other services such as training revenue and future unspecified software upgrade rights. The deferred revenue amounts included as contract liabilities represent the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially satisfied) as of each balance sheet date. These performance obligations are expected to be satisfied as follows:

	Enhanced warranties	SaaS services	Other services
2025	$5,027	$3,561	$2,694
2026	5,872	1,250	—
2027	4,828	730	—
2028	3,391	376	—
2029	1,444	116	—
Thereafter	528	45	—
Total contract liabilities	$21,090	$6,078	$2,694
During the years ended December 31, 2024, 2023, and 2022, the Company recognized $14,004, $10,148, and $6,127, respectively, in revenue that was included in contract liabilities as of January 1, 2024, 2023 and 2022, respectively.
The Company did not have any contract assets as of or for the years ended December 31, 2024 and 2023.
Note 5. Segment and Entity-wide Disclosures

Segment reporting

Subsequent to the Merger, and until the date of disposition of the Company's holdings in GEH Singapore, the Company determined that it had two operating segments and that these two operating segments each represented a reportable segment. This determination was based on how the Company's CODM, which the Company concluded was its Chief Executive Officer, assessed the performance of the business, as well as the availability of discrete financial information.
•The eLMTree segment produced interactive displays and related accessories and teaching software primarily used in the education market in the U.S., the U.K., and Europe, as well as parts of Asia and Africa. The financial information reviewed by the CODM combined the results of the US and rest of world operations.
•The GEH Singapore segment operated exclusively in Singapore and provided private kindergarten services and student care center services through its direct operations, and also generated revenue from franchising to third-parties. The results of GEH Singapore were presented separately in the financial information reviewed by the CODM.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Subsequent to the disposition of GEH, the Company and the Company’s CODM, which remains its Chief Executive Officer, review the Company’s operations and manage its business as a single operating segment and reporting segment. The financial information provided to the CODM is presented in the same level of detail as the consolidated balance sheet and consolidated statement of operations included within this Form 20-F.

Subsequent to the Merger, and until the date of disposition of the Company's holdings in GEH Singapore, the CODM utilized revenue and operating income to assess the performance of the Company's segments. Subsequent to the disposition of GEH Singapore, the CODM uses net income to assess performance and make decisions regarding resource allocation for the Company.

Entity-wide disclosures

The table below reflects the Company's geographic distribution of property, plant, and equipment, net and ROU assets, net as of the following balance sheet dates:

	December 31,
	2024	2023[1]
United Kingdom	$13,652	$6,496
United states	3,113	1,495
Rest of World	1,278	1,458
	$18,043	$9,450
(1) Rounding may impact summation of amounts.

Note 6. Inventories
Inventories consist of the following:

	December 31,
	2024	2023
Raw materials	$—	$814
Finished goods	28,638	53,130
Inventories	$28,638	$53,944
Note 7. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:

	December 31,
	2024	2023
Current tax assets	$4,583	$4,661
Prepaid Expenses	3,395	5,696
Others	3,623	4,051
Prepaid expenses and other current assets, net	$11,601	14,408

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 8.    Property, Plant, and Equipment, net
Property, plant and equipment, net consist of the following:

	December 31,
	2024	2023
Buildings	$338	$1,691
Plant and machinery	2,213	2,246
Leasehold improvements	285	132
Computer and office equipment	16,896	15,532
Furniture and fixtures	1,696	1,805
Internal use software	11,311	1,719
Construction and software development in progress	2,853	3,866
	35,592	26,991
Less: Accumulated depreciation	(20,997)	(19,954)
Property, plant and equipment, net	$14,595	$7,037
During the years ended December 31, 2024, 2023, and 2022, the Company recorded depreciation expense in the Company’s consolidated statements of operations as follows -

	December 31,
	2024	2023	2022
Depreciation expense included in:
Cost of revenue	$943	$160	$188
General and administrative	153	147	701
Research and development	198	199	—
Sales and marketing	238	244	—
Depreciation expense included within continuing operations	$1,532	$750	$889

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 9. Goodwill and Intangible Assets
Goodwill and Indefinite-Lived Intangible Assets
The following table presents the changes in the gross carrying amount of goodwill and other indefinite lived intangible assets for the periods presented:

	Total		Presented in non-current assets of discontinued operations		Net
	Goodwill	Tradenames	Goodwill	Tradenames	Goodwill	Tradenames
Balance, January 1, 2022 [1]	$34,255	$35,997	$—	$—	$34,255	$35,997
Foreign currency adjustments	501	—	—	—	501	—
Acquisitions [2]	7,292	—	—	—	7,292	—
Balance, December 31, 2022	42,048	35,997	—	—	42,048	35,997
Foreign currency adjustments	885	—	—	—	885	—
Acquisitions [3]	3,991	—	1,996	—	1,995	—
Balance, December 31, 2023	46,924	35,997	1,996	—	44,928	35,997
Measurement period adjustments	(1,228)	—	(614)	—	(614)	—
Foreign currency adjustments	(119)	—	65	—	(184)	—
Disposition of GEH Singapore	(1,447)	—	(1,447)	—	—	—
Balance, December 31, 2024	$44,130	$35,997	$—	$—	$44,130	$35,997
1.Relates to goodwill and tradenames recognized by NetDragon in connection with its 2015 acquisition of Promethean World Limited.
2.Relates to goodwill recognized as a result of the 2022 acquisition of Explain Everything as discussed in Note 3 - Acquisitions and Disposition.
3.Relates to goodwill recognized as a result of the 2023 acquisition of GEH Singapore as discussed in Note 3 - Acquisitions and Disposition. In 2024, the Company completed the purchase price allocation and assigned goodwill equally to both the eLMTree and GEH Singapore reporting units.
Finite-Lived Intangible Assets
The components of finite-lived intangible assets are as follows:

	December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (Years)
Customer relationships	$10,514	$(10,514)	$—	0.00
Patent and developed technology	37,312	(33,980)	3,332	0.84
Tradenames	570	(394)	176	0.92
Non-compete agreements	54	(38)	16	0.92
Total finite-lived intangible assets	$48,450	$(44,926)	$3,524	0.84

	December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (Years)
Customer relationships	$10,514	$(10,514)	$—	0.00
Patent and developed technology	37,323	(30,023)	7,300	1.90
Tradenames	576	(207)	369	2.00
Non-compete agreements	54	(20)	34	2.00
Finite-lived intangible assets	$48,467	$(40,764)	$7,703	1.91
No impairments of intangible assets or goodwill were identified during fiscal years 2024, 2023 and 2022. The Company estimates that it has no significant residual value related to any of the intangible assets.
During the years ended December 31, 2024, 2023 and 2022, intangible assets amortization expense of $4,166, $4,223 and $3,631, respectively, related to continuing operations was included in cost of revenue on the Company’s consolidated statements of operations.
The following table outlines the estimated future amortization expense related to intangible assets held as of December 31, 2024:

Year Ending December 31,
2025	$3,524
Total	$3,524

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 10.     Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2024	2023
Accrued payroll	$12,243	$16,413
Deferred R&D credits	7,224	5,053
Rebates and customer advances	628	490
Interest payable	678	4,006
Accrued duty, freight and related expenses	16,459	11,616
Royalties	1,594	2,470
Value added tax payables	196	1,363
Other accrued expenses and liabilities	6,937	7,723
Accrued expenses, net	$45,959	$49,134
Deferred R&D credits represent future offsets to research and development expense in the Consolidated Statements of Operations. These credits were generated through the Company's participation in the U.K. Research and Development Expenditure Credit (RDEC) program.
As of December 31, 2024, accrued payroll includes $5,919 and other accrued expenses and liabilities include $1,433 of one-time retention payment to certain officers, directors and employees of the Company. These amounts were paid in cash in January 2025. There was no comparable balance as of December 31, 2023.
As of December 31, 2024, accrued duty, freight and related expenses included $4,168 in purchase commitments to certain of our inventory suppliers. The expectation is that the full amount will be settled in 2025. There was no comparable balance as of December 31, 2023.
Note 11.     Net (Loss) Income Per Share

The following table sets forth the computation of basic and diluted (loss) income per share of the Company's common stock, net of non-controlling interest:

	Year ended December 31,
	2024	2023	2022
Numerator:
Net (loss) income attributable to ordinary shareholders from continuing operations	$(104,477)	$(38,790)	$33,100
Net income (loss) attributable to ordinary shareholders from discontinued operations	8,758	(638)	(12,637)
Net (loss) income attributable to ordinary shareholders	$(95,719)	$(39,428)	$20,463

Denominator:
Weighted average shares outstanding used in calculating net (loss) income per share	456,471,923	427,986,755	426,422,220

Basic and diluted loss (income) per share:
Net (loss) income per share from continuing operations	$(0.23)	$(0.09)	$0.08
Net income (loss) per share from discontinued operations	$0.02	$(0.00)	$(0.03)
Net (loss) income per share	$(0.21)	$(0.09)	$0.05

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Basic and diluted loss (income) per share are computed using the weighted average number of ordinary shares outstanding during the period.
The following is a summary of outstanding potential ordinary shares that have been excluded from the computation of diluted net loss per share attributable to ordinary shareholders because their inclusion would have been anti-dilutive:

	Year ended December 31,
	2024	2023	2022
Convertible debt	33,773,015	32,220,497	—
Restricted stock units	1,742,676	—	—
Note 12.     Relation with Controlling Shareholder and Related Entities
Historically, eLMTree has been managed and operated in the normal course of business consistent with other affiliates of the Controlling Shareholder. In preparing the 2022 consolidated financial statements, certain shared costs have been allocated to the eLMTree segment and reflected as expenses in the consolidated statements of operations. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Controlling Shareholder expenses attributable to the eLMTree segment for purposes of the stand-alone financial statements. However, the expenses reflected in the consolidated financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if eLMTree historically operated as a separate, stand-alone entity.
Allocated Direct Costs
Operating expense as presented in the consolidated statements of operations for the year ended December 31, 2022 includes $1,090 of expenses for employee compensation that were directly attributable to the Company’s business. The Controlling Shareholder has allocated such expenses by identifying the individual employee whose work directly related to the Company.
Note 13. Related Party Transactions
As of December 31, 2024 and 2023, the Company has receivables of $1,561 and $1,683, respectively, and payables of $4,621 and $5,061, respectively, with related parties with common ownership. Receivables relate to reimbursements owed by related parties for costs incurred, including employee-related costs, or services provided by the Company on behalf of related parties. Payables relate to engineering, hosting, and employee services provided by related parties on behalf of the Company, as well as certain costs incurred by related parties on behalf of the Company in connection with the Merger. These payables exclude the Loans payable, related parties, non-current discussed below, as well as the Convertible Note discussed in Note 14 - Debt. During the year ended December 31, 2024, the Company recognized $462 in revenue from related parties. No revenue from related parties was recognized in the years ended December 31, 2023 and 2022. During the years ended December 31, 2024, 2023 and 2022, the Company received services from related parties which resulted in net costs totaling $2,103, $8,745, and $5,005, respectively.

On July 15, 2022, the Company entered into a related party loan agreement with Best Assistant Education Online Limited (the "Borrower"), a subsidiary of the Controlling Shareholder. The loan agreement allowed the Borrower to receive a non-interest bearing loan from the Company up to a maximum of $10,000. The loan is due on the earlier of (i) June 30, 2023 or (ii) a change in control of the Borrower. The outstanding balance owed to the Company as of December 31, 2022 was $7,919, which was fully repaid during the year ended December 31, 2023.

In November 2019, eLMTree issued a non-interest-bearing promissory note of $45,800 due to Best Assistant. The promissory note was payable upon demand. This promissory note was fully repaid on November 18, 2022.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The Controlling Shareholder, through its various operating and financing subsidiaries, has historically provided funding to eLMTree on an interest-free basis with no set repayment date. As of December 31, 2024 and 2023, the Company had $5,006 and $4,670, respectively, in funding from the Controlling Shareholder which was recorded as Loans payable, related parties, non-current on the consolidated balance sheets.
As of December 31, 2024, certain historical net payable balances of $2,412 owed by Edmodo to the Controlling Shareholder were forgiven, as a result of the formal dissolution of Edmodo LLC. The resulting benefit from the forgiveness of these payables has been presented as an increase to additional paid-in capital in the consolidated statements of changes in shareholders' equity.
As of December 31, 2023, the non-controlling interest of $1,889 in the Company was held by an employee of GEH Singapore. This non-controlling interest was disposed of as part of the disposition of GEH Singapore.
Concurrent with the closing of the GEH Acquisition described in detail in Note 3 - Acquisitions and Disposition, the Company issued a senior secured convertible note to an entity which is considered a related party as of December 31, 2024 and 2023. See further discussion of this note in Note 14 - Debt.
Note 14. Debt
Debt outstanding consists of the following:

	December 31,
	2024	2023
Revolver	$11,000	$32,000
Paycheck Protection Program Loan	82	194
Less revolver issuance costs	(151)	(252)
Loans payable, current	10,931	31,942

Convertible Note (a)	55,239	50,585
Embedded derivative (b)	2,919	14,308
Less issuance costs on convertible debt	(81)	(116)
Paycheck Protection Program Loan	—	82
Loans payable, non-current	58,077	64,859

Loans payable, related parties, non-current	5,006	4,670
	$74,014	$101,471
(a) The Convertible Note balance comprises of the following:

	December 31,
	2024	2023
Initial measurement which represents the gross proceeds received less fair value of the embedded derivative	$50,260	$50,260
PIK notes issued	3,309	—
Accrued PIK interest	159	169
Accretion of discount on issuance	1,511	156
	$55,239	$50,585

(b) Represents the embedded derivative included within the Convertible Note that is bifurcated and stated at fair value as at December 31, 2024 and 2023.

The following table summarizes the debt maturities for the Convertible Note, the Revolver and the Paycheck Protection Program Loan:

2025	$82
2026	—
2027	—
2028 (1) (2)	79,468
$79,550
(1) The Company classifies the Revolver as a current liability on its consolidated balance sheets due to its intent and practice of using the Revolver for short-term financing needs. However, in the table above, the Revolver has been reflected at its maturity date in 2028.
(2) Debt maturing in 2028 also includes the Convertible Note with a maturity value of $65,000, $3,309 of additional PIK notes issued in 2024, and accrued PIK interest at December 31, 2024 of $159.
Convertible Note
Concurrent with the closing of the GEH Acquisition described in detail in Note 3 - Acquisitions and Disposition, the Company issued a senior secured convertible note, in the principal amount of $65,000 (the “Convertible Note”). The Convertible Note bears (i) cash interest at the rate of 5.00% per annum and (ii) paid-in-kind interest ("PIK") at the rate of 5.00% per annum, payable by issuing additional notes (the “Convertible Note” or "Notes" while referring to the Convertible Note plus the Notes issued in connection with the PIK interest). Both the cash interest and PIK interest are payable semiannually on June 15 and December 13 of each year. The Company prepaid the cash interest due in 2024 at the time of issuance of the Convertible Note in 2023, so the first semiannual payment of cash interest will be on June 15, 2025. PIK interest is payable by issuing additional notes in an amount equal to the applicable amount of PIK interest for the interest period. During 2024, the Company issued two additional Notes in the aggregate amount of $3,309 representing PIK interest. The Company capitalized $116 of debt issuance costs related the Convertible Note.

The Notes are senior secured obligations of the Issuer and mature on December 13, 2028, unless earlier redeemed, repurchased or converted. The initial conversion rate per $1 principal amount of the Notes is equal to the product of (i) $1 divided by (ii) 115% of the “GEHI Per Share Value” as defined under the Convertible Note agreement (the “Initial Conversion Price”), or $2.023. The conversion rate was subject to one-time adjustment in accordance with the terms of the Convertible Note. This adjustment changed the conversion rate to $1.214 per share effective December 13, 2024. The Notes are convertible at the option of the Holder at any time until the outstanding principal amount (including any accrued and unpaid interest) has been paid in full. Subject to the terms of Notes, the Holder may elect to receive the Company's American Depositary Shares (the “ADS”) in lieu of the Company’s ordinary shares, par value $0.001 per share, (the “Ordinary Shares”), upon conversion of the Notes.

Certain features of the Convertible Note, including the conversion option, redemption at the holder's election upon occurrence of Fundamental Change events as specified in the Notes, and acceleration of amounts due under the Convertible Note upon an event of default require, bifurcation and separate accounting as a single embedded derivative (the “Embedded Derivative”) from the Convertible Note pursuant to ASC 815. The Embedded Derivative is measured at fair value utilizing Level 3 inputs under the fair value measurement hierarchy on the date of issuance and at the end of each reporting period. As of December 31, 2024 and 2023, the Embedded Derivative is included in non-current loans payable in the consolidated balance sheets. The discount on the Note of $14,740 resulting from the initial fair value of the embedded derivative is amortized to interest expense using the effective interest method and changes in the fair value of the embedded derivative are recorded as other (income) expense in the consolidated statements of operations.

The Convertible Note contains certain representations, warranties, events of default, and negative covenants that limit, without the consent of the holder(s) of the Convertible Note, the Company’s ability, among other things, to incur additional indebtedness, sell or acquire assets, undertake capital expenditures, and enter into certain transactions with third parties. As of December 31, 2024 and 2023, the Company believes it was in material compliance with all such covenants.

During the years ended December 31, 2024 and 2023, the Company recognized a gain on remeasurement of the Embedded Derivative of $11,389 and $432 in the consolidated statements of operations.
The fair value of the Convertible Note and Embedded Derivative was calculated using a with and without method on the date of issuance (December 13, 2023) and at the end of each reporting period (December 31, 2024 and 2023) using a Monte Carlo simulation model with the following assumptions:

	December 31, 2024	December 31, 2023	December 13, 2023	Relationship of significant unobservable input to fair value
Fair value of the Convertible Note including the Embedded Derivative	$51,039	$55,473	$55,521
ADS price	$2.00	$5.54	$5.78	Increase in share price will increase the value of the derivative
Term (years)	3.95	4.95	5.00	Decrease in term will decrease the value of the derivative
Expected volatility	68.0%	56.0%	54.0%	Increase in expected volatility will increase the value of the derivative
Risk-free rate	4.3%	3.8%	4.0%	Increase in risk-free rate will increase the value of the derivative
Credit risk adjusted rate	20.0%	20.0%	20.0%	Increase in credit risk adjusted rate will increase the value of the derivative

Revolver
In June 2018, the Company entered into a secured revolving line of credit facility for borrowings up to $35,000 with Bank of America with an original termination date of June 25, 2021, which was extended to January 19, 2028 through subsequent amendments. Subsequent amendments also amended the borrowing capacity up to $74,000 through March 31, 2024, and $50,000 thereafter through January 19, 2028. During the years ended December 31, 2024 and 2023, the Company expensed revolver amendment fees and expenses of $77 and $138.

In October 2024, in connection with the expected discontinuation of the publication of the Bloomberg Short-Term Bank Yield Index Rate as administered by the Bloomberg Index Service Limited (BSBY), the Company further amended the Revolver by entering into a conforming changes amendment with Bank of America, N.A. that added and amended certain terms related to the replacement of the BSBY as a benchmark rate with the Secured Overnight Financing Rate (SOFR) as administered by the Federal Reserve Bank of New York. In accordance with the expedient in ASU 2020-04, the Company did not apply modification accounting to the contract.

Interest on the Revolver accrues at the choice of rate of (a) the Prime Rate as announced by Bank of America, (b) the Federal Funds Rate plus 0.50%, or (c) Secured Overnight Financing Rate (“SOFR”) for a fixed term of 30, 90, or 180 days (at the election of the Company), plus the Applicable Margin. The Applicable Margin varies between 0.90% and 2.30% and depends on the Company's Fixed Charge Coverage Ratio and the type of rate chosen. Interest accrued on draws on the line of credit using the Prime Rate or the Federal Funds Rate plus 0.50% is calculated on a daily basis and is charged to the line of credit daily. Interest accrued on draws on the line using the SOFR rate is calculated on a daily basis, but is only charged to the line of credit at the end of the 30, 90, or 180 day fixed term period elected by the Company.
As of December 31, 2024 and 2023, the outstanding balance on the line of credit was $11,000 and $32,000, respectively. Of the total outstanding balance at December 31, 2024, there were three tranches of $3,000 each that incurred interest at an annual rate of 6.73%, 7.62% and 7.67% and one tranche of $2,000 that incurred interest at an annual interest rate of 7.17%. There is no requirement to pay down the line of credit balance until the Revolver Termination Date on January 19, 2028.

Borrowings under the Revolver are collateralized by the Company’s eligible trade receivables globally and eligible inventories in the United States and the Netherlands. Eligibility is determined by Bank of America and is based on the country of origin for the Company’s trade receivables and the type and nature of the Company’s inventory in the United States and the Netherlands. As of December 31, 2024 and 2023, the Company had unused borrowing capacity of $8,608 and $20,473 respectively, based on the borrowing base calculation as of the respective dates.
The Revolver loan agreement includes a number of affirmative and negative covenants. As of December 31, 2024, the Company was in material compliance with all such covenants.
Paycheck Protection Program
In May 2020, the Company entered into a $5,396 loan agreement under the Paycheck Protection Program (the “PPP”) with a 1% interest rate, which is administered by the U.S. Small Business Administration (the “SBA”). On October 18, 2022, the Company qualified for partial loan forgiveness from the SBA and $4,923 of the loan was forgiven. During each of the years ended December 31, 2024 and 2023, the Company repaid $196 of the PPP loan, including interest of $2 and $4, respectively.
The promissory note and the loans payable, related parties, non-current are discussed in detail above in Note 13 - Related Party Transactions.
Note 15.     Commitments and Contingencies
Warranty
Changes in accrued warranty liabilities during the indicated periods are as follows:

	For the Year Ended December 31,
	2024	2023	2022
Beginning balance	$17,871	$13,550	$11,202
Provision	7,805	9,750	8,923
Utilized	(9,835)	(6,065)	(5,939)
Foreign currency adjustment	(92)	636	(636)
Ending balance	$15,749	$17,871	$13,550
The provision amount in the table above represents adjustments recorded for estimated future costs related to units under warranty as of each balance sheet date, including both accruals for warranties issued during the year and changes in the provision for accruals related to previously issued warranties. Included in the 2024 provision amount is a reduction of $2,489 as a result of lower estimated future costs due to continued low failure rates on our ActivPanel 9 and our ActivPanel LX models. The provision reflects the most current information available to the Company regarding key inputs into the estimated provision, including product failure rates and costs necessary to provide the warranty services.

In addition to the amount utilized as warranty expense presented in the table above, during the year ended December 31, 2023, the Company also incurred an additional $5,052 of transportation, warehousing, and repair costs associated with increasing stock of refurbished inventory in response to the timing of warranty claims related to post pandemic sales. There was not a comparable level of activity and related costs incurred during the years ended December 31, 2024 and 2022.

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
As discussed in Note 2 - Summary of Significant Account Policies, Edmodo has historically been considered a part of the eLMTree segment and included within the segment's financial results. Effective January 1, 2022, our Controlling Shareholder transferred ownership of Edmodo to Promethean, and converted Edmodo to a limited liability company via a common control transaction. The Company subsequently filed to dissolve Edmodo LLC in the State of Delaware, effective June 3, 2024. The Company received formal confirmation of the dissolution in November 2024.
On October 9, 2024, Edmodo LLC received an initial notice of civil monetary penalty ("Initial Notice") in the amount of $14,625 on the basis of alleged misstatements made by Edmodo during the initial Committee on Foreign Investment in the U.S. ("CFIUS") investigation of the Company's Controlling Shareholder's original acquisition of Edmodo and on the basis of violations of provisions of the National Security Agreement entered into on May 3, 2021 ("NSA"), which CFIUS alleges represent material violations of the NSA. Following receipt of the Initial Notice, Edmodo (through external counsel) submitted a timely response to the Initial Notice with a Petition for Reconsideration. CFIUS issued a Final Penalty Notice ("Final Notice") on January 14, 2025, for the same amount of civil monetary penalty. Payment of this penalty was due 45 calendar days following the date of the Final Notice. Since Edmodo was dissolved, no payment was made and CFIUS may refer the matter to the Department of Justice (DOJ) for the DOJ to file an action in Federal District Court to collect the penalty plus interest, additional penalties, and handling and processing fees.
If an action is filed by the DOJ, such action will be vigorously defended on the basis that Edmodo LLC was properly dissolved and that there are no likely or reasonable circumstances which warrant the nullification of Edmodo’s certificate of cancellation and thus no penalty can be assessed against a dissolved entity. Additionally, if necessary, arguments will be made that Promethean is not a successor entity to Edmodo and that Promethean should not be responsible for payment of the penalty. The Company cannot predict if or when the DOJ may decide to file an action to collect the penalty (there is no statute of limitations) or predict with any degree of certainty the outcome of such an action should the DOJ bring one. At this time, the Company is unable to estimate the likelihood of a negative outcome or the potential loss or range of loss associated with this matter.
In addition to the NSA mentioned above, the Company, along with its Promethean World Limited subsidiary and Promethean Inc. subsidiary, are parties to a second NSA with CFIUS, which generally restricts Promethean from disclosing, transferring, or providing access to Protected Data (as defined in the NSA, including certain U.S.-based personally identifiable information) to our Controlling Shareholder, the Company (with the exception of certain Promethean personnel who are also Company personnel), or persons in China. To date, the Company has self-reported one or more instances that could give rise to violations of the NSA. While CFIUS has not imposed penalties for the reported instances, it has the authority to do so if it deems the instances to represent material violations of the NSA, with potential fines of up to $250 per material violation or the value of the related transaction (in this case, the Merger), whichever is greater, with the ultimate amount of the penalty imposed being based on the nature of the violations and as determined by CFIUS. Accordingly, the Company has accrued an immaterial amount as of December 31, 2024, which represents the Company's estimate of its potential liability exposure for these violations, based on the information available to the Company at this time.
Other than potentially those matters described above, as of December 31, 2024, and through the issuance of these consolidated financial statements, the Company does not believe the resolution of any legal proceedings or claims of which it is aware or any potential actions will have a material effect on its financial position, results of operations or cash flows.
Note 16. Leases

The Company currently maintains lease arrangements for corporate office space and vehicles. The Company's leases generally have initial terms ranging from one to seven years and may include renewal options and rent escalation clauses. The Company is typically required to make fixed minimum rent payments relating to its right to use an underlying leased asset.
The table below presents certain information related to the Company’s lease costs:

	For the Year Ended December 31,
	2024	2023	2022
Operating lease expense	$1,737	$1,958	$1,818
Short-term lease expense	611	340	110
Lease expense included within continuing operations	$2,348	$2,298	$1,928
The Company has no financing leases. All the right-of-use assets and lease liabilities recorded in the consolidated balance sheets relate to operating leases. The weighted-average remaining lease term for operating leases was 2.76 years and the weighted-average incremental borrowing rate was 7.52%.
As of December 31, 2024, future minimum lease payments required under operating leases are as follows:

For the Year Ended December 31,
2025	$1,196
2026	1,236
2027	839
2028	632
2029	438
Thereafter	111
Total minimum lease payments	4,452
Less: effects of discounting	(644)
Present value of future minimum lease payments	$3,808

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 17.     Income Taxes
The provision for income taxes consists of the following:

	For the Year Ended December 31,
	2024	2023	2022
Current expense:
United Kingdom	$101	$513	87
United States	85	541	(313)
Foreign	877	116	722
Total current expense	1,063	1,170	496
Deferred benefit:
United Kingdom	25,436	175	(1,231)
United States	43,017	(10,170)	(24,689)
Foreign	(784)	(833)	(558)
Total deferred expense	67,669	(10,828)	(26,478)
Total provision for income taxes	$68,732	$(9,658)	$(25,982)
The Company’s subsidiaries incorporated in the United Kingdom were subject to the UK corporation tax rate at 25.0% for the year ended December 31, 2024, 23.5% for the year ended December 31, 2023, and 19.0% for the year ended December 31, 2022. The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.
A reconciliation of the income tax expense calculated using the applicable federal statutory rate to the Company's actual income tax expense is as follows:

	For the Year Ended December 31,
	2024	2023	2022
Tax expense (benefit) at statutory rate (25% for 2024, 23.5% for 2023, 19% for 2022)	$(6,754)	$(11,655)	$(1,183)
Effect of different tax rates in different jurisdictions	(3,879)	2,329	(62)
Permanent items	127	66	(1,024)
Effect of research and development credits	(1,000)	(900)	(1,831)
Change in valuation allowances	79,035	150	(21,928)
Other	1,203	352	46
	$68,732	$(9,658)	$(25,982)
Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. Significant components of the Company’s net deferred tax assets are as follows:

	For the Year Ended December 31,
	2024	2023
Deferred tax assets:
Accrued expense	$7,746	$7,324
Deferred revenue	4,015	4,070
Inventories	196	936
Intangible assets	1,806	1,263
Fixed assets	982	1,226
R&D Costs	8,171	6,480
Losses and credit carryforwards	58,565	49,102
Share-based compensation	431	—
Lease liability	—	214
Other	1,652	1,060
Less: valuation allowance	(80,054)	(1,019)
Total deferred tax asset	$3,510	$70,656
Deferred tax liability:
Intangible assets	(12,828)	(12,000)
Lease assets	—	(254)
Other	(404)	(367)
Total deferred tax liability	(13,232)	(12,621)
Net deferred tax liabilities	$(9,722)	$58,035
As discussed in detail in Note 3. Acquisitions and Disposition, the Company recognized a deferred tax liability of $1,317 in conjunction with the Merger. This liability has been presented as discontinued operations as of December 31, 2023 in Note 20 - Discontinued Operations.

The Company recorded valuation allowances of $80,054 and $1,019 as of December 31, 2024 and 2023, respectively. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of June 30, 2024, the Company assessed the available positive and negative evidence in evaluating the realizability of its existing deferred tax asset. Two significant pieces of objective negative evidence identified were the cumulative pre-tax losses in the U.S. in recent years, and the decline in sales in the first six months of 2024 due to reduced customer demand. Such objective evidence limits the ability to consider more subjective evidence, such as projections for future improved operating results. On the basis of this evaluation, the Company recorded a full valuation allowance against these U.S. deferred tax assets, due to the uncertainty regarding their realizability. Based on the results of its U.S. operations in the second half of the year, the Company has maintained this full valuation allowance against its U.S. deferred tax assets as of December 31, 2024.
As of December 31, 2024, the Company assessed the available positive and negative evidence in evaluating the realizability of its existing deferred tax asset. Two significant pieces of objective negative evidence identified were the cumulative pre-tax losses in the U.K. in recent years, and the year-over-year decline in sales due to reduced customer demand. Such objective evidence limits the ability to consider more subjective evidence, such as projections for future improved operating results. On the basis of this evaluation, the Company recorded a full valuation allowance against these U.K. deferred tax assets, due to the uncertainty regarding their realizability.
As of December 31, 2024, management determined that there is sufficient positive evidence to conclude that it is more likely than not that certain of its deferred tax assets outside the U.S. and U.K. were realizable. The valuation allowances that are provided on certain of these non-U.S. and non-U.K. deferred tax assets mainly relate to specific tax losses carried forward due to the uncertainty surrounding their realization.
If events occur in the future that improve the certainty of realization for those deferred assets for which a valuation allowance is recorded as of December 31, 2024, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced. The valuation allowance has no impact on its tax loss carryforwards position for tax purposes, and if the Company generates taxable income in future periods, the Company will be able to use its tax loss carryforwards to offset taxes due at that time.
As of December 31, 2024, the Company had loss carryforwards in the UK of approximately $115,683 which do not expire, in the US of approximately $117,033, of which $9,397 expire in 2038 if not utilized and $107,636 which do not expire, in France of approximately $12 which do not expire, in China of approximately $696 which expire in 2026 if not utilized, in India of approximately $3 which expire in 2027 if not utilized, and in Thailand of approximately $3,950 which expire in 2029 if not utilized. In addition, there is approximately $2,297 of US state loss carryforwards which will expire on various dates through 2044 if not utilized.
The Company has no uncertain tax positions as of December 31, 2024 and 2023, respectively. The Company’s policy is to recognize interest and penalties associated with uncertain tax positions as a component of income tax expense. As of December 31, 2024 and 2023, the Company has no accrued interest or penalties related to uncertain tax positions.
The unrecorded deferred tax liability on the Company's undistributed earnings amounted to approximately $6,247 and $41,500 as of December 31, 2024 and 2023, respectively, as such earnings are considered indefinitely reinvested or may be remitted tax-free upon distribution.
Note 18.     Employee Benefits Plan
The Company contributes to a number of defined contribution plans which provide benefits based upon the contributions made to the plans. The assets of the plans are held separately from those of the Company in independently administered funds. During the years ended December 31, 2024, 2023 and 2022, the Company's elmTree operating segment incurred contribution costs of $2,320, 2,301 and 2,107, respectively, to these plans. Contribution costs of $1,920, $107 and nil, respectively, have been included in gain from discontinued operations for the years ended December 31, 2024, 2023 and 2022.
Note 19. Significant Concentrations
During the years ended December 31, 2024, 2023 and 2022, one customer represented $43,163, $84,262, and $139,303 (or 16%, 20%, and 24%) of revenue from continuing operations, respectively. During the years ended December 31, 2024 and 2023, another customer represented $29,839 and $45,576 (or 11% and 11%) of revenue from continuing operations, respectively. No other customers represented more than 10% of revenue from continuing operations during the years ended December 31, 2024, 2023 and 2022.
During the years ended December 31, 2024 and 2023, two suppliers represented $116,255 and $178,385 (or 58% and 57%) of the eLMTree operating segment's cost of revenue from continuing operations, respectively. During the year ended December 31, 2022, three suppliers represented $302,533 (or 68%) of cost of revenue from continuing operations. No other suppliers represented more than 10% of cost of revenue from continuing operations during the years ended December 31, 2024, 2023 and 2022.
As of December 31, 2024 and 2023, one customer represented $4,915 and $13,476 (or 16% and 21%) of accounts receivable of continuing operations, respectively. No other customers represented more than 10% of accounts receivable of continuing operations as of December 31, 2024 and 2023.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 20. Discontinued Operations
In 2022, the Company concluded that its abandonment of the North America geographic region of the Edmodo business qualified for presented as discontinued operations. In 2024, the Company concluded that its sale of its holdings of capital stock of GEH Singapore also qualified for presentation as discontinued operations. In both cases, this conclusion was reached because the disposal represented a strategic shift with a major effect on the Company's operations and financial results. See further discussion at Note 2 - Summary of Significant Accounting Policies.
The following table provides a reconciliation of the Company’s net income (loss) from discontinued operations presented in the consolidated statements of operations for the years ended December 31, 2024, 2023, and 2022. There are no interest or other corporate costs allocated to discontinued operations in financial results presented below.

	Year Ended December 31
	2024			2023			2022
	GEH Singapore	Edmodo	Total	GEH Singapore	Edmodo	Total	Edmodo
Revenue	$29,115	$—	$29,115	$1,808	$—	$1,808	$560
Cost of revenue	25,045	—	25,045	1,237	(119)	1,118	3,460
Gross profit (loss)	4,070	—	4,070	571	119	690	(2,900)

Operating expenses:
General and administrative	4,494	64	4,558	355	900	1,255	1,400
Research and development	—	—	—	—	41	41	6,224
Sales and marketing	457	—	457	11	1	12	2,113
Total operating expenses	4,951	64	5,015	366	942	1,308	9,737

Operating profit (loss) from discontinued operations	(881)	(64)	(945)	205	(823)	(618)	(12,637)

Other income (expense):
Interest expense	(43)	—	(43)	(3)	—	(3)	—
Gain on disposition of GEH Singapore	9,255		9,255	—	—	—	—
Other income (expense)	439		439	(3)	—	(3)	—
Total other income (expense)	9,651	—	9,651	(6)	—	(6)	—

Income (loss) from discontinued operations, before income taxes	8,770	(64)	8,706	199	(823)	(624)	(12,637)
Income tax benefit	19	—	19	19	—	19	—
Income (loss) from discontinued operations, net of tax	8,789	(64)	8,725	218	(823)	(605)	(12,637)
Net (loss) income attributable to non-controlling interests	(33)	—	(33)	33	—	33	—
Net income (loss) attributable to Mynd	$8,822	$(64)	$8,758	$185	$(823)	$(638)	$(12,637)

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
During the year ended December 31, 2024, the Company disposed of its interests in GEH Singapore in its entirety and closed the remaining operations of Edmodo. As a result, the Company does not have any assets or liabilities that qualify for presentation as discontinued operations as of December 31, 2024.
The following table provides a reconciliation of the Company’s current and non-current assets and liabilities from discontinued operations presented in the consolidated balance sheet as of December 31, 2023.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	December 31, 2023
	GEH Singapore	Edmodo	Total
ASSETS
Current assets:
Cash and cash equivalents	$3,980	$—	$3,980
Accounts receivable	129	—	129
Inventories	147	—	147
Prepaid expenses and other current assets	258	—	258
Due from related parties	1,076	—	1,076
Current assets of discontinued operations	5,590	—	5,590

Non-current assets:
Goodwill	1,996	—	1,996
Property, plant, and equipment, net	4,841	—	4,841
Intangible assets, net	7,750	—	7,750
Right-of-use assets	5,078	—	5,078
Other non-current assets	2,284	—	2,284
Non-current assets of discontinued operations	21,949	—	21,949

Total assets of discontinued operations	27,539	—	27,539

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	458	—	458
Accrued expenses and other current liabilities	3,864	163	4,027
Contract liabilities	106	—	106
Lease liabilities, current	2,794	—	2,794
Due to related parties	19	—	19
Current liabilities of discontinued operations	7,241	163	7,404

Non-current liabilities:
Lease liabilities, non-current	2,382	—	2,382
Other non-current liabilities	4,251	—	4,251
Deferred tax liabilities	1,317	—	1,317
Total non-current liabilities	7,950	—	7,950

Total liabilities of discontinued operations	$15,191	$163	$15,354

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 21.     Share based compensation
In January 2024, the Company’s Board of Directors approved the Mynd.ai Equity Incentive Plan (the “Incentive Plan”). Under the Incentive Plan, awards may be granted to officers, employees and consultants of the Company or any of its affiliates in the form of stock options, restricted shares, restricted stock units ("RSUs"), stock appreciation rights, performance stock, performance stock units, and other awards. The maximum aggregate number of ordinary shares that was initially authorized for issuance under the Incentive Plan is 54,777,338, together with a corresponding number of American Depositary Shares ("ADS"). In April 2024, the Company’s Board of Directors awarded RSUs, representing an aggregate of 3,501,350 ADSs, to certain directors, executive officers and employees that vest over specified time periods, subject to the recipient’s continued service. In October 2024, RSUs, representing an aggregate of 804,766 ADSs were granted to certain employees that vest over specified time periods, subject to the recipient’s continued service.
The following table summarizes RSU activity for the year ended December 31, 2024:

	Number of ADS	Weighted Average Grant Date Fair Value Per ADS
Granted, April 2024	3,501,350	$3.92
Granted, October 2024	804,766	1.39
Vested	—	—
Forfeited	(120,628)	3.92
Outstanding, December 31, 2024	4,185,488	$3.43
Share-based compensation expense is included within the following lines in the statement of operations for the year ended December 31, 2024:

Cost of revenue	$142
General and administrative	3,186
Research and development	337
Sales and marketing	33
Total share-based compensation expense	3,698
Tax benefit	(431)
Share-based compensation expense, net of tax	$3,267
As of December 31, 2024, total unrecognized compensation expense related to unvested awards was $10,673, which is expected to be recognized over a weighted-average period of 2.2 years.
Note 22.     Shareholders' equity
On October 21, 2024, the Company's Board of Directors authorized the repurchase of up to $10,000 of the Company’s American Depositary Shares (“ADSs”) and/or ordinary shares, par value $0.001 per share (“Ordinary Shares”), as market conditions and the Company’s liquidity warrant. Repurchases may be made from time to time, subject to applicable securities laws, through open-market purchases, privately negotiated transactions, or by other means (including Rule 10b5-1 and Rule 10b5-18 compliant trading plans). Depending on market conditions and other factors, these repurchases may be commenced or suspended from time to time without prior notice. There are no assurances regarding how many ADS/Ordinary Shares, if any, the Company may repurchase.

Mynd.ai. Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
During the year ended December 31, 2024, the Company repurchased 151,923 ADSs in the open market for a total consideration of $342 (including transaction costs of $10) under the above-mentioned share repurchase program. None of these ADSs were cancelled during the year ended December 31, 2024. The Company funded the repurchases under the repurchase program with cash on hand. All shares were purchased publicly through the open market. As of December 31, 2024, $9,668 remains available for repurchase under the $10,000 stock repurchase program.
Note 23.     Subsequent Events
The Company has evaluated all known events and transactions that occurred after December 31, 2024 through the date of the issuance of these consolidated financial statements, and determined that that no subsequent events have occurred that would require recognition or disclosure in these financial statements, except as disclosed elsewhere in these notes to the consolidated financial statements and the following:

Subsequent to the balance sheet date, the Company repurchased 52,965 ADSs in the open market for a total consideration of $110 (including transaction costs of $3) under the above-mentioned share repurchase program. The Company funded the repurchases under the repurchase program with cash on hand. All shares were purchased through the open market.

On February 6, 2025, the Compensation Committee of the Company’s Board of Directors awarded RSUs representing an aggregate of 18,440,980 ordinary shares (1,844,098 ADSs) to its directors and certain executive officers that vest over three years, subject to the recipient’s continued service. The RSUs were awarded pursuant to the Mynd.ai Equity Incentive Plan. In addition, the Compensation Committee approved the Company entering into agreements with its directors and certain executive officers providing that an aggregate of $3,070 be paid in cash to such individuals, also vesting over a period of three years, subject to their continued service.

ITEM 19. EXHIBITS

Exhibit Index	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to the 424(b)(3) filed on December 13, 2023 (File No. 333-220440)).
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
2.3	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on September 13, 2017 (File No. 333-220259)).
2.4
Form of Amendment No. 1 to the Deposit Agreement, among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(i) of post-effective amendment No. 1 to the registration statement on Form F-6 filed on October 5, 2022 (file No. 333-220440)).

2.5	Description of American Depositary Shares of the Registrant (incorporated herein by reference to Exhibit 2.6 to the Form 20-F filed on April 28, 2023 (File No. 001-38203)).
2.6	Description of Ordinary Shares of the Registrant (incorporated by reference to Exhibit 2.6 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
2.7
Senior Secured Convertible Note Purchase Agreement, dated April 18, 2023, by and among the Company, Best Assistant, and Nurture Education (Cayman) Limited (incorporated by reference to Exhibit 2.7 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).

2.8
Convertible Promissory Note, dated December 13, 2023, made in favor of Nurture Education (Cayman) Limited (incorporated by reference to Exhibit 2.8 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).

2.9
Form of Share Charge Agreement (included as Exhibit B to the Senior Secured Convertible Note Purchase Agreement filed as Exhibit 2.7 to the Annual Report on Form 20-F filed by the Company on March 27, 2024 and incorporated by reference herein).

4.1	Mynd.ai, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
4.2
Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).

4.3
Registration Rights Agreement between the Registrant and NetDragon Websoft Inc., dated December 12, 2023 (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).

4.4
Registration Rights Agreement between the Registrant and Nurture Education Cayman Limited, dated December 13, 2023 (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).

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
4.6
Omnibus Amendment and Waiver, dated October 18, 2023, by and among Gravitas Education Holdings, Inc., Bright Sunlight Limited, Best Assistant Education Online Limited, NetDragon Websoft Holdings Limited and certain sellers and purchasers named therein (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F filed by the Company on March 27, 2024)

4.7
Second Omnibus Amendment and Waiver, dated December 7, 2023, by and among Gravitas Education Holdings, Inc., Bright Sunlight Limited, Best Assistant Education Online Limited, NetDragon Websoft Holdings Limited and certain sellers and purchasers named therein (incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F filed by the Company on March 27, 2024)

4.8
Loan and Security Agreement dated as of June 25, 2018, by and among certain of the Company's subsidiaries, the Lenders named therein and Bank of America, N.A. ("Loan and Security Agreement") (incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).

4.9
First Amendment and Limited Consent to Loan and Security Agreement dated as of August 6, 2018 (incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).

4.10	Second Amendment to Loan and Security Agreement dated as of May 24, 2019 (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
4.11	Third Amendment to Loan and Security Agreement dated as of December 20, 2021 (incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
4.12	Fourth Amendment to Loan and Security Agreement dated as of March 30, 2022 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
4.13	Fifth Amendment to Loan and Security Agreement dated as of January 19, 2023 (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
4.14	Sixth Amendment to Loan and Security Agreement dated as of March 2, 2023 (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
4.15	Seventh Amendment to Loan and Security Agreement dated as of October 18, 2023 (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
8.1*	Significant Subsidiaries of the Registrant.
11.1*	Mynd.ai Insider Trading Policy
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm
97.1*	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

*Filed with this Annual Report on Form 20-F.

**Furnished with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mynd.ai, Inc.

By:	/s/ Vincent Riera
Name:	Vincent Riera
Title:	Chief Executive Officer

Date: March 26, 2025