Form 20-F
period 2025-12-31
Mynd.ai, Inc.
filed 2026-05-29
CIK 1708441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______________________
For the transition period from to
Commission file number: 001-38203
Mynd.ai, Inc.

(Exact name of Registrant as specified in its charter)
Not applicable

(Translation of Registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
Maples Corporate Services Limited,
PO Box 309,
Ugland House,
Grand Cayman KY1-1104
Cayman Islands

(Address of principal executive offices)

Arthur Giterman, Chief Executive Officer & Chief Financial Officer
4550 North Point Parkway
Suite 370
Alpharetta GA 30022
Phone: (888) 652-2848
Email: Arthur.Giterman@prometheanworld.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing 10 ordinary shares par value US$0.001 per share	MYND	NYSE American
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2025, there were 462,192,400 ordinary shares outstanding, par value US$0.001 per share.
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
•our expectations regarding liquidity and expected cash flows from operations and our ability to continue as a going concern;
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
•our ability to maintain relationships with our customers and business partners;
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
Risks Related to our Business, Operations and Financial Condition
We have a recent history of losses, may not be able to achieve or sustain profitability in the future and may incur significant losses for the foreseeable future.

We have incurred net losses in each of the past two fiscal years and we may incur significant losses in the foreseeable future. We had an accumulated deficit of $508.6 million as of December 31, 2025 and experienced losses from continuing operations of $54.1 million and $104.5 million for the years ended December 31, 2025 and 2024, respectively. Due to various macroeconomic factors and changes in our customers' purchasing behaviors, it is difficult for us to predict the future results of our operations. Our growth efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently, or at all, to offset expenses. In addition to the expected costs to grow our business, we also expect to continue to incur significant legal, accounting and other expenses as a public company. Our revenues may continue to decline for a number of possible reasons, including slowing demand for our products or services, increasing competition, a decrease in the growth of, or a demand shift in, our overall market, or a failure to capitalize on growth opportunities. Any failure to increase our revenue as we grow our business could prevent us from achieving or maintaining profitability or maintaining or increasing cash flow on a consistent basis. If we fail to increase our revenue to offset our operating expenses, we may not achieve or sustain profitability in the future.

We have incurred and may incur additional indebtedness.
We currently rely on, and may in the future rely on, the incurrence of indebtedness as a source of liquidity, including amounts that have or may be advanced to us under a certain agreement with our majority shareholder, as described in the immediately following risk factor. As of December 31, 2025, we had approximately $76.3 million of indebtedness outstanding, all of which is secured. Our ability to make payments on and to refinance our existing or future indebtedness will depend on our ability to generate cash in the future from operations, financing or asset sales. This indebtedness could have important consequences. For example, it could:
•increase our vulnerability to adverse economic, industry or competitive developments;
•result in an event of default if we fail to satisfy our obligations with respect to the repayment of interest which event of default could result in all of our debt becoming immediately due and payable and could permit our lenders to foreclose on our assets securing such debt;
•require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use cash flow to fund our operations, capital expenditures and future business opportunities;
•limit our ability to service our indebtedness; or
•limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, or general corporate purposes.
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
The failure by our majority shareholder to make payments under a certain agreement could materially harm our operations and our ability to continue as a going concern.

As further set forth herein, we have entered into an Inventory Management and Consultancy Agreement with NetDragon Websoft Holdings Limited ("NetDragon"), a related party and our majority shareholder, under which NetDragon has agreed, among other things, to assume initial payment responsibility for hardware supplier invoices, subject to a $50 million revolving cap. The agreement provides that in the event NetDragon fails to make timely payment to any supplier, we remain responsible to ensure payment per the supplier’s terms. Accordingly, should NetDragon fail to honor its obligations under this agreement, we would be responsible to make such payments and doing so could have a material adverse effect on our liquidity, operations, relationships with suppliers, and our ability to continue to operate as a going concern. See "Item 5B – Liquidity and Capital Resources" and "Item 7A – Major Shareholders" below.

We generate a substantial portion of our revenue from the sale of large format interactive display products, and any significant reduction in the sales of these products would materially harm our business.
We currently generate a majority of our revenue from the sale of large format Interactive Flat Panel Display ("IFPD") products. A decrease in demand for our interactive flat panel displays would significantly reduce our revenue. If any of our competitors introduce attractive alternatives to their interactive flat panel displays, we could experience a significant decrease in our sales as customers migrate to those alternative products, which could have a material adverse effect on our business, financial condition or results of operation.
As a result of market saturation, future sales of interactive displays in developed markets may slow or decrease.
As a result of the high levels of penetration in certain developed markets, such as the U.S., U.K., Germany, Denmark, and the Netherlands, the education market for interactive flat panel displays may reach saturation levels. Future sales growth in those markets and other developed markets with similar penetration levels may, as a result, be difficult to achieve, and the Company’s sales of interactive flat panel displays may decline in those countries. If we are unable to replace the revenue and earnings that we have historically derived from sales of interactive flat panel displays to the education market in these developed markets, our business, financial condition and results of operations may be materially adversely affected.
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
We are subject to inherent risks attributed to operating in a global economy. For the year ended December 31, 2025, the Company generated approximately 64% of its revenue in the U.S., and 36% of its revenue from outside of the U.S., and the majority of our international sales are denominated in foreign currencies. As a result, any movement in the exchange rates between U.S. dollars and the currencies in which we conduct sales in foreign countries may affect our performance. For example, fluctuations in foreign currencies such as the Sterling, Euro and Chinese Yuan, could have an adverse impact on our revenue and operating results. Gains or losses from the revaluation of certain cash balances, accounts receivable, and intercompany balances that are denominated in these currencies will then also adversely impact our net loss.
We rely on highly skilled personnel, and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively.
Our success depends in large part on continued employment of senior management and key personnel who can effectively operate our business, as well as our ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development ("R&D") and other employees is intense in the high-technology industry and we may not be able to attract or retain highly qualified personnel in the future. In making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity awards they would receive in connection with their employment. Our long-term incentive programs may not be attractive enough or perform sufficiently to attract or retain qualified personnel.
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

Recent workforce reductions may lead to instability, voluntary departures of key personnel, and loss of institutional knowledge, which could adversely affect our business operations and results.

We have implemented several reductions in force as part of our efforts to manage costs and align our workforce with our business strategy and needs. These workforce reductions may create uncertainty and instability among our remaining employees, negatively impact employee morale, and make it more difficult to retain personnel we consider valuable to our operations. Employees who were not directly affected by these reductions may nonetheless choose to seek employment elsewhere due to concerns about job security, increased workloads, or changes in our corporate culture. In certain areas of our business, we rely on a limited number of employees who possess specialized knowledge, skills, or relationships that are not easily replicated or transferred. The departure of any such key personnel, whether voluntary or otherwise, could result in significant gaps in institutional knowledge, disrupt ongoing projects or customer relationships, and require substantial time and resources to address. We may not be able to successfully identify, hire, and integrate suitable replacements for departing employees, and any new hires may require significant time to achieve full productivity.
If we are unable to retain key employees or adequately manage the risks associated with concentrated institutional knowledge, we may experience operational disruptions, delays in product development or delivery, deterioration in customer relationships, or an inability to execute on our strategic initiatives, any of which could have a material adverse effect on our business, financial condition, and results of operations.
We rely on our controlling shareholder and certain of its affiliates to provide us with certain services and financing, which may not be sufficient to meet our needs, and we may have difficulty finding replacement services or financing or be required to pay increased costs to replace these services to the extent necessary.
Historically, NetDragon and certain of its affiliates have provided certain services and financing to us. For example, we have entered into an inventory management and consulting agreement with NetDragon pursuant to which NetDragon provides supply-chain consulting services to us. In addition, the agreement provides for an inventory financing arrangement under which NetDragon will assume initial payment responsibility for invoices issued by our hardware suppliers, subject to a revolving credit cap of $50.0 million. If NetDragon ceases to provide services to us for any reason or fails to fulfill its financing obligations, we may not be able to find replacement services or financing at favorable or similar terms, if at all. In addition, if NetDragon fails to make payments on our behalf under the agreement, and we are obligated to pay such invoices, our cash flows may be adversely impacted.
For the foreseeable future, we expect to continue to rely, in substantial part, on NetDragon to provide such services and financing. If we are unable to effectively manage and control its outsourced activities or if the quality, accuracy or quantity of the services provided is compromised for any reason, our ability to conduct our operations could be materially impacted and our business, results of operations and financial condition could be adversely affected.
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
Historically, a significant portion of our revenue has been derived from sales in the education market. Our business strategy contemplates expanding our sales in both the education market, as well as the corporate sector. Successful expansion into the corporate market will require us to develop a unique offering specifically for the corporate market and to develop or acquire new software or partner with a third party to provide software that is attractive specifically to corporate customers. Additionally, we will be required to augment and develop new distribution and reseller relationships, and we may not be successful in developing those relationships. In addition, widespread acceptance of our interactive solutions may not occur due to lack of familiarity with how our products work, the perception that our products are difficult to use and a lack of appreciation of the contribution they can make in the corporate market. In addition, our Promethean brands may be less recognized in these markets as compared to the education market. A key part of our strategy to grow in the corporate market is to develop strategic alliances with companies in the unified communications and collaboration sector, and there can be no assurance that these alliances will help us to successfully grow our corporate market.
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

We may invest in research and development, and to the extent our research and development investments do not translate into new solutions or material enhancements to our current solutions, or if we do not use those investments efficiently, or such investments are not sufficient, our business and results of operations may be harmed.
We may invest in research and development efforts internally and/or through third party relationships to develop new products and improve and enhance our existing solutions to address additional applications and markets. If we do not spend our research and development budget efficiently or effectively or if we do not invest enough in R&D, our business may be harmed. Moreover, research and development projects can be technically challenging and expensive and we may not be able to secure third party relationships that will lead to successful innovations, products or services. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of solutions that are competitive in our current or future markets, or if we do not invest sufficiently on research and development efforts, it may harm our business, financial condition and results of operations.
Impairment charges may have a material adverse effect on our business, financial condition and operating results.
We have a substantial amount of long-lived assets on our balance sheet, including finite-lived tangible and intangible assets, goodwill, and indefinite-lived intangible assets. Goodwill and our indefinite-lived tradename asset must be tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset is impaired. Long‑lived assets, other than goodwill and indefinite‑lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets. The fair value of each of these assets could decline if projected revenues, operating margins, or cash flows were to be lower in the future due to the effects of the global economy, market conditions, or other causes. If the carrying value of any of these assets were to exceed its fair value, the asset would be written down to its fair value, with the impairment loss recognized as a non-cash charge in our consolidated statements of operations.
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
The observed downward trend, relative to recent prior years, in education technology customer demand throughout all of the key markets in which we operate, together with other adverse conditions, led management to conclude that a triggering event had occurred as of December 31, 2025. Accordingly, management performed quantitative analyses to estimate the applicable recoverability or fair value for each of its finite-lived long-lived asset group, reporting unit, and indefinite-lived intangible asset, as applicable. Each analysis resulted in a determination to not record impairment charges for the applicable asset (see “Item 5 – Operating and Financial Review – Critical Accounting Estimates – Evaluation of long-lived assets for impairment”). However, if our estimates or underlying assumptions change in the future, we may be required to record impairment charges in future periods, and such impairment charges could be material.

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
To meet business objectives, we rely on both internal information technology ("IT") systems and networks, and those of third parties and their vendors, to process and store sensitive data, including confidential research, business plans, financial information, intellectual property, and personal data that may be subject to legal protection. The extensive information security and cybersecurity threats, which affect companies globally, pose a risk to the security and availability of these IT systems and networks, and the confidentiality, integrity and availability of our sensitive data. We continually assess these threats and make investments to increase internal protection, detection and response capabilities, as well as ensure our third-party providers have required capabilities and controls to address these risks. To date, we have not experienced any material impact to our business or operations resulting from information or cybersecurity attacks; however, because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential for us to be adversely impacted. This impact could result in reputational, competitive, operational or other business harm as well as financial costs and regulatory action. We maintain cybersecurity insurance in the event of an information security or cyber incident for our material legal entities; however, the coverage may not be sufficient to cover all financial losses or such losses may impact legal entities without cybersecurity insurance.
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
We are subject to regulations and laws specific to the education sector because we offer solutions and services to students, collect data from students, and offer education and training. Data privacy and security with respect to the collection of personally identifiable information from minors and in particular, students, continues to be a focus of worldwide legislation and regulation. Within the U.S., many states have enacted student data privacy legislation that goes beyond any federal requirements relating to the collection and use of personally identifiable information and other data from minors. Many of these laws impose direct liability on education technology ("EdTech") operators. Since the end of 2016, a majority of states have introduced legislation that regulates our industry known as the SUPER (Student User Privacy in Education Rights) Act, and several have passed those bills into law. SUPER, and other recent student privacy laws impose direct liability on EdTech operators.

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
We utilize artificial intelligence and plan to continue to expand our portfolio of products and services which feature artificial intelligence. As this technology is new and developing, it may present both compliance risks and reputational risks, and may require strategic investments. We will need to maintain our competitiveness and any failure to adapt to technological developments or industry trends could harm our business. In addition, regulation and fear associated with use of AI enabled products could result in customers refraining from purchasing our products which could potentially harm our business, results of operations, and financial condition.
We utilize artificial intelligence, machine learning, and similar tools and technologies that collect, aggregate, analyze or generate data or other materials or content (collectively, "AI") in connection with our business. In addition, we plan to continue to expand our portfolio of products and services which feature AI as a component. Given the rapid developments in artificial intelligence, we believe it is likely that the education market has not kept up with recent developments in AI and will thus lag behind other markets in terms of adoption of products which contain AI features and functionality. AI algorithms require massive amounts of data in order to learn and become intelligent enough to be effective. There is a natural suspicion that (i) AI technology may collect data, specifically personal data which is not permitted under applicable law, (ii) AI technology may produce images and text which might infringe on the intellectual property ownership rights of other parties, and (iii) AI technology may use inaccurate or unreliable data to generate the AI thus resulting in inaccurate results or ineffective uses. It is possible that the education market will be cautious in purchasing products which have an AI component for fear that they will inadvertently run afoul of applicable data privacy laws, specifically student data privacy laws, or infringe on third party intellectual property. Furthermore, AI algorithms are based on machine learning and predictive analytics, which can create unintended biases and discriminatory outcomes. We plan to continue to implement measures to address algorithmic bias as we utilize AI features for our products and services. However, there is always a risk that algorithms could produce discriminatory or unexpected results or behaviors (e.g., "hallucinatory behavior," which involves the generation of fabricated information in response to a user's prompt that is presented as factually accurate) that could harm our reputation, business, customers, or stakeholders.
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

Further, the emergence of competitors who may be able to optimize products, services or strategies that use advanced computing such as cloud computing, as well as other technological changes and developing technologies, such as machine learning and AI, have, and will require us to make new and costly investments. Transitioning to new technologies may be disruptive to resources and the services we provide and may increase our reliance on third party service providers. We may not be successful or may be less successful than our current or new competitors in developing technology that operates effectively across multiple devices and platforms and that is appealing to our customers, either of which would negatively affect our business and financial performance. Moreover, given the rapid pace at which AI has advanced, there has been a push by legislators and even the private sector to consider regulation of AI such that it is not used in a potentially harmful way. The potential for regulation and the fears and suspicions associated with use of AI enabled products could result in customers refraining from purchasing our products which could potentially harm our business, results of operations, and financial condition.
We, along with our Promethean World Limited subsidiary and our Promethean Inc. subsidiary, are subject to compliance with a National Security Agreement (“NSA”) with the U.S. Government. Failure to comply with the terms of this NSA could result in significant civil penalties.
We, along with our Promethean World Limited subsidiary and our Promethean Inc. subsidiary entered into an NSA with the Committee on Foreign Investment in the U.S. ("CFIUS"). Generally, the NSA restricts Promethean from disclosing, transferring, or providing access to Protected Data (as defined in the NSA, including certain U.S.-based personally identifiable information) to NetDragon, the Company (with the exception of certain Promethean personnel who are also Company personnel) or persons in China. To date, we have self-reported one or more instances that could give rise to violations of the NSA. No violations occurred in 2025. While CFIUS has not yet imposed penalties for the reported instances, it has the authority to do so if it deems the instances to represent material violations of the NSA, with potential fines of up to $250,000 per material violation or the value of the related transaction, whichever is greater, with the ultimate amount of the penalty imposed being based on the nature of the violations and as determined by CFIUS. Should CFIUS decide to impose penalties for past violations, or if we incur additional violations in the future, we could face significant financial penalties. These penalties could adversely affect our financial condition, results of operations, and cash flows. Furthermore, repeated or severe violations could lead to more stringent oversight and additional operational restrictions, which could impact our ability to conduct business effectively.
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

On October 9, 2024, Edmodo, LLC, formerly, a wholly owned subsidiary of the Company that was dissolved in June of 2024, received an initial notice of civil monetary penalty ("Initial Notice") in the amount of $14.6 million on the basis of alleged misstatements made by Edmodo during the initial CFIUS investigation of the Edmodo /NetDragon transaction and on the basis of violations of provisions of the NSA entered into on May 3, 2021, which CFIUS alleges represent material violations of the NSA. Following receipt of the Initial Notice, Edmodo (through external counsel) submitted a timely response to the Initial Notice with a Petition for Reconsideration. CFIUS issued a Final Penalty Notice ("Final Notice") on January 14, 2025, for the same amount of civil monetary penalty. Payment of this penalty was due 45 calendar days following the date of the Final Notice. Since Edmodo, with the full knowledge and consent of CFIUS, had been dissolved several months earlier, no payment was made. On April 29, 2025, the Company responded to a request from CFIUS by providing documents and information relating to Edmodo's assets and liabilities. Since that date, there has been no further substantive communication between the Company and CFIUS and it remains a possibility that CFIUS may refer the matter to the Department of Justice ("DOJ") for the DOJ to file an action in Federal District Court to collect the penalty plus interest, additional penalties and handling and processing fees.
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
Authorities around the world have adopted and are considering a number of legislative and regulatory proposals concerning data protection and the secure and lawful processing of personal data. Multiple U.S. states, and countries around the world continue to adopt new privacy and data processing laws, regulatory agencies continue to issue new regulations, update and revise existing regulations, and issue guidance that impact our data processing activities, policies and procedures. Potentially, we may be subject to investigation by regulatory authorities within different countries and such investigations may result in fines and orders requiring that we change our data practices, which could have an adverse effect on our ability to provide services, harming our business operations. Complying with these evolving laws could result in substantial costs and harm the quality of our products and services, negatively affecting our business, and may be particularly challenging during certain times, such as a natural disaster or pandemic. Amongst others, we are and expect to continue to be subject to the following laws and regulations:
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
•Multiple U.S. states have enacted state privacy laws including, for example, the California Consumer Privacy Act of 2018 ("CCPA"), which came into effect in January of 2020; the California Privacy Rights Act ("CPRA"), which went into effect in January 2023; the Virginia Consumer Data Protection Act ("Virginia CDPA"), which went into effect in January 2023; and the Colorado Privacy Act ("ColoPA"), which went into effect on July 1, 2023; all of which give new data privacy rights to their respective residents (including, in California, a private right of action in the event of a data breach resulting from our failure to implement and maintain reasonable security procedures and practices). Each of these laws imposes significant obligations upon us with regard to any personal data we collect;
•Many U.S. states have also enacted student data privacy laws which apply specifically to the processing of any student personal data. These state student data privacy laws typically prohibit the delivery of advertisements to students or the creation of a profile of a student’s online behavior for the purpose of delivering targeted advertisements. These student data privacy laws generally limit the processing of student data only as necessary to deliver the specific product or service that the students’ data was originally collected for, and for no other purposes. Ensuring compliance with the range of obligations created by these state student data privacy laws is an ongoing commitment that involves substantial costs. If any of our student personal data processing activities within many US states are found to violate state law requirements, we may incur substantial fines, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business; and
•Laws such as SB-327 in California and the EU regulation 2023/2854 (the “Data Act”) (which came into force in January 2024 and will become applicable in September 2025) regulate the security of data in connection with internet connected devices and ensuring compliance with the range of obligations created by these laws is an ongoing commitment that involves substantial costs. If any of our data processing activities are found to violate the requirements imposed by these laws applicable to connected devices, we may incur substantial fines, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business.
Further, we are subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive personal data. On July 10, 2023, the European Commission adopted an adequacy decision for the EU-US Data Privacy Framework (“DPF”). The DPF is the successor to the EU-US privacy shield, which the Court of Justice of the European Union ("CJEU") declared invalid in 2020. The adequacy decision means that U.S. businesses that self-certify under the DPF no longer require separate data transfer mechanisms in order to transfer personal data from the European Union to the U.S. Self-certified companies to the DPF will be able to freely transfer personal data from the European Economic Area to the U.S. without having to conduct a data transfer impact assessment ("DTIA") or implement supplemental measures. However, any company which relies on other data transfer mechanisms, such as Standard Contractual Clauses ("SCCs"), may have to adapt its existing contractual arrangements to incorporate DTIA before transferring data. The validity of data transfer mechanisms remains subject to legal, regulatory, and political developments in both Europe and the U.S., such as recent recommendations from the European Data Protection Board, decisions from supervisory authorities, recent proposals for reform of the data transfer mechanisms for transfers of personal data outside the United Kingdom, and potential legal challenges or other actions that may lead to the invalidation of the adequacy decision the EU has issued in favor of the U.S. or other data transfer mechanisms, which, together with increased enforcement action from supervisory authorities in relation to cross-border transfers of personal data, could have a significant adverse effect on our ability to process and transfer personal data outside of the European Economic Area and/or the United Kingdom.

The requirements for incorporating DTIA to SCCs as well as complying with evolving laws and regulations in this area remain subject to interpretation, including developments which create some uncertainty, and further compliance obligations that could cause us to incur costs or harm the operations of our products and services in ways that harm our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data that could increase the cost and complexity of delivering our services and carries the potential of service interruptions in those countries, which could have an adverse effect on our business, financial condition and results of operation.
Executive Order 13873 which became effective on February 4, 2025 seeks to address the threat of China’s access to Americans' sensitive personal data and, may in time, adversely impact our business.
Executive Order 13873 (the "Order") became effective on February 4, 2025 in order to protect Americans' sensitive personal data from exploitation by countries of concern. The Order authorizes the Attorney General to prevent the large-scale transfer of American’s personal data to countries of concern, provides safeguards around other activities that give those countries access to Americans’ sensitive data and directs the DOJ to issue regulations that establish clear protections for Americans’ sensitive personal data from access and exploitation by countries of concern. Additionally, the Order directs the DOJ and Homeland Security to set high security standards to prevent access by countries of concern to Americans’ data through other commercial means such as data available via investment, vendor, and employment relationships. Given the uncertainty of what regulations and what standards will result from the Order, it is uncertain at this time what impact, if any, the Order may have on the Company’s business, but compliance with additional data security regulations could result in an increase in our costs of operations and have an adverse impact on our results of operations.
We are subject to risks inherently related to our international operations.
Sales outside the U.S. represent a significant portion of our revenues. We have committed, and may continue to commit, significant resources to our international operations and sales and marketing activities.
Our significant international operations subject us to several risks related to these international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad, complications in compliance with, and unexpected changes in regulatory requirements under or relating to, foreign laws, international import and export legislation, trading and investment policies, exchange controls, tariffs and other trade barriers, difficulties in collecting accounts receivable, potential adverse tax consequences, uncertainties of laws, difficulties in protecting, maintaining or enforcing intellectual property rights, difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs, and other factors, depending upon the country involved. Moreover, local laws and customs in many countries differ significantly and compliance with the laws of multiple jurisdictions can be complex, difficult and costly. Risks inherent in our international operations may have a material adverse effect on our business. See also “Risk Factors Related to International Trade and Tariff Policies.”
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
We are required to comply with the U.S. Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery of or other prohibited payments to foreign officials for the purpose of obtaining or retaining business and requires that we maintain adequate financial records and internal controls to prevent such prohibited payments. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in countries where we do business. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new business, which would put us at a disadvantage. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties which could materially and adversely affect our financial condition and result in reputational harm.
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
We are subject to non-income taxes in many jurisdictions in which we conduct business and significant judgment is required in determining our exposure for non-income taxes.
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
We transport significant volumes of components and finished products across long distances and international borders. Any increases in our transportation costs, as a result of increases in the price of oil or otherwise, would increase costs and the final prices of our products to customers. In addition, any increases in customs or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase costs or the final cost of products to customers or decrease margins. Such increases could harm our competitive position and could have a material adverse effect on our business. The laws governing customs and tariffs in many countries are complex and often include substantial penalties for non-compliance. Disputes may arise and could subject us to material liabilities and have a material adverse effect on our business. It should be noted that the highly charged geopolitical climate between the U.S. and China has already resulted in the imposition of tariffs on the import of many of our products into the U.S. from China. To the extent that China takes any actions that are seen by the U.S. administration to be adverse in nature to the U.S. or its allies, the U.S. could institute additional tariffs or increase existing tariffs which could have a material adverse effect on our business. See also “Risk Factors Related to International Trade and Tariff Policies.”
If we are unable to ship and transport components and final products efficiently and economically due to violence and dangerous conditions in certain shipping routes, our business would be harmed.
We transport significant volumes of components and finished products across long distances and international waters. The consequences of piracy are far-reaching and multi-faceted. Shipping companies face increased insurance costs, higher security measures, and disruptions to their supply chains. There is an increased threat of violence and hostage-taking in several shipping routes between China and Europe and the U.S. The carriers we use may be unable to enter certain shipping routes as a result of dangerous conditions or potential violence due to these increased risks. Such increased risks could cause the delivery of our products to be significantly delayed, which could harm our competitive position and have a material adverse effect on our business.
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

While we believe that the actions we have taken and will continue to take, as outlined in Item 15, will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal controls over financial reporting. Accordingly, there could continue to be a reasonable possibility that these deficiencies or others could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.
If we fail to remediate these material weaknesses or identify new material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the Securities and Exchange Commission ("SEC"), could be adversely affected which, in turn, may adversely affect our reputation and business. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.
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

Risk Factors Related to International Trade and Tariff Policies

U.S. tariff policies may increase our costs and disrupt our supply chain.

The Trump administration has previously implemented a comprehensive tariff regime affecting imports from virtually all countries and continues to threaten tariffs on specific products including semiconductors, steel and aluminum, and other technology components. Our interactive display products and software solutions rely on global supply chains that may include components subject to these tariffs. Although recent court rulings have invalidated certain previously imposed tariffs, the ultimate scope, timing, and implementation of any changes, including the process for potential refunds of prior payments, remain uncertain and could result in continued volatility or additional governmental action. Increased tariffs on imported components, finished goods, or materials could significantly increase our cost of goods sold, reduce our profit margins, or require us to raise prices to customers, potentially reducing demand for our products. Additionally, the complexity and unpredictability of the tariff regime creates compliance challenges and may require us to restructure our supply chain, incurring additional costs and operational disruptions.
Trade tensions between the U.S. and China may adversely affect our business and create regulatory complications.

Our majority shareholder, NetDragon, is a Chinese company, and we are subject to a National Security Agreement with the Committee on Foreign Investment in the U.S. ("CFIUS"). The Trump administration has implemented tariffs on Chinese-origin goods, including a 10% "fentanyl" tariff currently in effect. While the U.S. and China reached a trade agreement in November 2025 that temporarily suspended certain tariffs and export controls, this agreement is set to expire in November 2026 and the underlying tensions remain unresolved.
Escalating trade tensions between the U.S. and China could subject us to heightened regulatory scrutiny due to our Chinese ownership, potentially affecting our ability to sell to U.S. government customers or participate in federally funded procurement. Changes in U.S.-China relations could also result in additional restrictions under our CFIUS National Security Agreement, limit our access to Chinese technology or manufacturing capabilities, or create reputational challenges in the U.S. market. Furthermore, retaliatory measures by China, including export controls on critical minerals and rare earth elements, could disrupt our supply chain if our products rely on materials subject to such controls.
Retaliatory tariffs and trade measures by other countries may reduce demand in international markets.

Countries around the world have implemented or threatened retaliatory tariffs in response to U.S. trade policies. The European Union recently suspended tariffs on U.S.-origin goods as part of trade negotiations but has proposed new steel safeguards and other countermeasures. China has implemented tariffs on U.S. agricultural products and other goods, and other countries have taken similar actions. We sell our products globally, and retaliatory trade measures could increase costs for our products in international markets, reduce demand from customers seeking to avoid tariff-affected goods, or create preference for locally manufactured alternatives. Additionally, the global trade environment has become increasingly unpredictable, making it difficult to forecast pricing, plan inventory, or enter into long-term contracts with customers and suppliers.
Our reliance on Mexican manufacturing exposes us to risks from changes in U.S.-Mexico relations and trade policy.

We manufacture a significant portion of our products in Mexico and currently benefit from duty-free treatment under the U.S.-Mexico-Canada Agreement ("USMCA"). While USMCA-qualifying goods from Mexico are currently exempt from the "fentanyl" tariffs that impose a 25% duty on most other Mexican-origin products, this preferential treatment depends on continued compliance with USMCA rules of origin and the agreement's continuation.

The Trump administration has demonstrated a willingness to modify existing trade arrangements with Mexico. The administration has threatened to increase tariffs on Mexican goods, impose additional tariffs on specific products such as water, and has included Mexico among countries threatened with secondary tariffs for purchasing Venezuelan oil. The administration has also threatened Mexico over immigration and drug trafficking issues. USMCA is subject to a joint review in 2026 and could be renegotiated, modified, or terminated, particularly if the administration determines that Mexico is not meeting its obligations under the agreement or if broader U.S.-Mexico relations deteriorate.
If the USMCA is terminated, substantially modified to impose stricter rules of origin requirements, or if our products lose eligibility for duty-free treatment due to changes in the agreement's terms or our supply chain composition, we could face tariffs of 25% or higher on products manufactured in Mexico and imported into the U.S. Such tariffs would significantly increase our costs and could render our Mexican manufacturing operations economically unviable for serving the U.S. market.
Relocating our manufacturing operations from Mexico to another location would require substantial time and capital investment. We would need to identify alternative manufacturing locations, negotiate new supplier and manufacturing agreements, transfer equipment and tooling, qualify new facilities, train personnel, and potentially redesign products to accommodate different manufacturing processes or component availability. During any transition period, we may be unable to fulfill customer orders, may lose customers to competitors, or may be forced to accept significantly reduced profit margins by absorbing tariff costs to maintain market share.
Additionally, alternative manufacturing locations may not offer the same combination of proximity to the U.S. market, labor costs, manufacturing expertise, and supply chain infrastructure that currently make Mexico attractive. Manufacturing in the U.S. would likely result in substantially higher labor costs, while manufacturing in Asia would increase shipping times and costs and could expose us to additional tariffs or geopolitical risks. Any forced relocation of our manufacturing operations would likely result in a permanent increase in our cost structure and could adversely affect our competitive position in the market.
Risk Factors Related to Geopolitical Instability and International Relations
Geopolitical tensions and military actions may disrupt our international operations.
The Trump administration has undertaken military operations and threatened military action in multiple regions where we conduct business. In March 2026, the U.S. commenced significant military operations against Iran which will likely continue for the foreseeable future. In January 2026, the U.S. conducted a military operation in Venezuela to capture President Nicolás Maduro, and the administration has stated the U.S. will "run" Venezuela for an indefinite period. The administration has also threatened military or economic action against Cuba, Colombia, Mexico, and other Latin American countries.
These actions have created significant uncertainty in global uncertainty especially throughout the Middle East, Latin America and the Caribbean, regions where we have customers and distribution partners. Military conflicts, regime changes, economic sanctions, or political instability in countries where we operate could disrupt our sales operations, prevent us from collecting receivables, strand inventory or equipment, endanger our employees, or terminate our relationships with local distributors and resellers. The administration's stated intention to assert greater control over the Western Hemisphere creates ongoing uncertainty about the stability of Latin American markets.
Threats to NATO and European security may reduce demand in European markets.
The Trump administration's National Security Strategy has criticized European allies and questioned the U.S. commitment to European defense, stating that Europe faces "civilizational erasure" and supporting far-right political parties in Europe. The administration has also made repeated threats to acquire Greenland, an autonomous territory of Denmark and a NATO ally. Denmark's Prime Minister has stated that a U.S. attack on Greenland would end NATO.

Europe represents a significant portion of our global customer base. Deterioration of U.S.-European relations, weakening of NATO, or military conflict involving NATO members could create economic instability in European markets, reduce government education budgets as countries redirect spending to defense, disrupt our distribution networks, or create political pressure on European customers to avoid U.S.-affiliated suppliers. Additionally, the administration's support for political movements seeking to dismantle European Union institutions could fragment the European market and create regulatory complexity if the EU weakens or individual countries adopt divergent policies affecting technology procurement.
Unpredictable U.S. foreign policy creates business planning challenges.
The Trump administration has demonstrated a willingness to take unilateral military action without congressional approval or consultation with allies, as evidenced by the Venezuela operation. The administration has also made threats regarding Greenland, Cuba, Iran, and other countries, and has implemented rapidly changing trade policies including tariffs that are frequently modified, suspended, or expanded.
This unpredictability makes it difficult for us to develop long-term business strategies, forecast revenue in international markets, negotiate multi-year contracts with customers or suppliers, or make capital investment decisions. Sudden changes in U.S. foreign policy could render existing business plans obsolete, require rapid operational adjustments, or expose us to unexpected regulatory requirements. The administration's transactional approach to international relations, where alliances and partnerships are evaluated primarily on economic terms, creates additional uncertainty about the stability of markets where U.S. diplomatic relationships have historically supported our business development efforts.
Our Chinese ownership may subject us to heightened scrutiny or restrictions.
NetDragon, our majority shareholder, is a Chinese company and we are subject to a National Security Agreement with CFIUS that restricts our ability to share U.S. personal data with China. The current geopolitical environment has intensified scrutiny of Chinese-owned companies operating in the U.S. and other Western markets. The Trump administration's National Security Strategy emphasizes countering China's economic influence globally, and the administration has implemented export controls, investment restrictions, and other measures targeting Chinese companies and Chinese-owned entities.
Our Chinese ownership could subject us to additional regulatory requirements, limit our ability to participate in government contracts (particularly defense or security-related procurements), create obstacles to acquiring U.S. or allied-nation technology, or result in restrictions on our operations in certain countries or market segments. Changes to CFIUS regulations or our National Security Agreement could impose additional compliance costs or operational limitations. Additionally, our Chinese ownership could create reputational challenges with customers, particularly government entities, who may prefer to avoid suppliers with Chinese ownership due to data security or geopolitical concerns. Any deterioration in U.S.-China relations could exacerbate these risks.
International condemnation of U.S. actions may affect our reputation and market access.
The U.S. military operation in Venezuela has been condemned by numerous countries and international organizations as a violation of international law. The United Nations Charter prohibits members from threatening or using force against other states except in self-defense or with Security Council approval, neither of which applied to the Venezuela operation. European allies, including the United Kingdom, have expressed concern about the operation and emphasized the importance of upholding international law.
As a U.S.-headquartered company with a significant brand presence (Promethean), we may face reputational challenges or customer resistance in international markets where U.S. foreign policy actions are unpopular. Government customers in countries that have condemned U.S. actions may face political pressure to avoid U.S.-based suppliers, or may implement "Buy National" policies favoring domestic or non-U.S. alternatives. Additionally, if international tensions escalate to include economic sanctions, trade restrictions, or diplomatic ruptures, our ability to operate in affected markets could be severely constrained.

Political instability, economic sanctions, military conflicts, or deteriorating diplomatic relations in countries where we have customers could result in: reduced education budgets as governments redirect spending to security or economic stabilization; inability to collect receivables or repatriate funds; loss of distribution partners; evacuation of personnel; asset seizures or nationalization; or complete loss of market access. The interconnected nature of global markets means that instability in one region can have cascading effects on our operations elsewhere, and the current environment of heightened geopolitical tensions increases the likelihood and potential severity of such disruptions.
Impact of U.S. Government Shutdown on SEC Operations.
The potential for a U.S. government shutdown poses significant risks to our operations and compliance obligations. During a shutdown, the Securities and Exchange Commission ("SEC") may suspend or limit its operations, including the review and processing of filings through the EDGAR system. This could lead to delays in the approval of registration statements, periodic reports, and other required disclosures.
Key considerations include:
•Filing Delays: Deadlines for SEC filings remain unchanged, but the inability of the SEC to review submissions may hinder our ability to meet these deadlines.
•Capital Raising Transactions: A shutdown could disrupt ongoing capital raising efforts, including securities offerings, potentially impacting our liquidity and financial position.
•Regulatory Compliance: The uncertainty surrounding SEC operations during a shutdown may complicate our compliance with federal securities laws, increasing the risk of regulatory scrutiny or penalties.

Investors should consider these factors when evaluating our business and financial condition, as the implications of a government shutdown could materially affect our operations and financial results.
Risks Related to U.S. Federal Education Policy Changes
Changes to the U.S. Department of Education and federal education funding may adversely affect demand for our products.
The Trump administration has undertaken significant restructuring of the U.S. Department of Education, including transferring administration of K-12 education programs to other federal agencies such as the Department of Labor. The administration has stated its policy is to "return education to the states," which may result in reduced federal oversight, funding, and standardization of educational technology procurement. These structural changes create uncertainty regarding the continuation, modification, or elimination of federal education programs that have historically supported technology investments in schools. Any reduction in federal education funding or disruption to established procurement channels could reduce demand for our interactive display and software products among U.S. educational institutions.
Federal education funding reductions and grant cancellations could reduce school technology budgets.
The federal government has proposed and implemented significant reductions to education funding. House appropriators have proposed significant cuts to Title I funding and the administration has canceled hundreds of ongoing education grants. The administration has also implemented funding freezes affecting billions of dollars in previously approved education expenditures. Title I funds, which support the majority of U.S. public schools and serve children from low-income families, are a significant source of technology procurement funding for our customers. Reductions in these programs could materially decrease the purchasing power of school districts for educational technology products, including our interactive displays and software solutions.
Expiration of federal pandemic relief funding has reduced school technology budgets.
The Elementary and Secondary School Emergency Relief ("ESSER") funds, which provided $1,900 billion in one-time pandemic relief aid for education, have expired. Many school districts used ESSER funds to purchase educational technology, including interactive displays. The expiration of these funds, combined with uncertainty about replacement funding sources, may result in reduced technology procurement by our school customers and increased price sensitivity in purchasing decisions.

Federal policy shifts toward school choice may fragment our customer base.
The administration has issued executive orders and guidance directing federal agencies to expand educational choice initiatives, including the use of federal formula funds to support K-12 educational choice programs. These policies may redirect federal education funding from traditional public schools to private schools, charter schools, and faith-based educational institutions. While we serve both public and private educational institutions, a significant shift in funding from public to private schools could disrupt established procurement relationships, alter purchasing patterns, and require us to adapt our sales and distribution strategies. Additionally, smaller private schools and homeschool programs may have different technology needs and purchasing capabilities than traditional public school districts.
Uncertainty in federal education policy may delay procurement decisions.
The ongoing restructuring of federal education programs and uncertainty regarding future funding levels may cause school districts to delay or reduce technology procurement decisions. District leaders have expressed wariness about relying on federal funding even when Congress has already approved it. This uncertainty, combined with shifting federal priorities toward math education, career education, and workforce development, may cause schools to reallocate budgets away from interactive display technology or delay purchasing decisions until federal policy stabilizes. Prolonged uncertainty could result in extended sales cycles and reduced revenue from our U.S. education customers.
State-level funding variability may create regional disparities in demand.

As federal education policy shifts responsibility to states, our business may become more dependent on state-level education funding decisions, which vary significantly across jurisdictions. State funding for schools is subject to economic conditions, political priorities, and competing budget demands that differ by state. Additionally, there is uncertainty about state-funded broadband and technology initiatives as federal support shifts to states. This decentralization may create regional disparities in demand for our products, require us to develop state-specific sales strategies, and increase the complexity and cost of our U.S. sales operations.
Changes to federal grant priorities may disadvantage our products.
The administration has announced new grant priorities emphasizing math education, career and technical education, and workforce readiness. While our interactive display and software products can support these educational objectives, shifts in federal funding priorities may favor other types of educational investments or vendors whose products more directly align with stated administration priorities. Additionally, the administration's focus on artificial intelligence in education may create competitive pressure from AI-focused educational technology providers or require us to accelerate our own AI product development to remain competitive for federal grant-funded purchases.

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
•the conversion of our outstanding convertible notes in the principal amount of $71.8 million; and
•potential litigation or regulatory investigations.

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
The conversion into ordinary shares of some or all of the $71.8 million in aggregate principal amount of our Senior Secured Convertible Notes due 2028 will dilute the ownership interests of existing ordinary shareholders and holders of the ADSs. Any sales of the ADSs issuable upon such conversion could adversely affect prevailing trading prices of the ADSs. In addition, any actual or anticipated conversion of the Note into ADSs could significantly depress the trading price of the ADSs.
Shareholders may be subject to limitations on transfer of their ADSs.
Shareholder ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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
As of the date of this Annual Report, NetDragon owns approximately 71.7% of our outstanding ordinary shares. As our majority shareholder, NetDragon continues to be able to control the appointment of our directors, exert substantial influence over our corporate and management policies and determine, without the consent of our other shareholders, the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. NetDragon also has sufficient voting power to approve amendments to our Sixth Amended and Restated Memorandum and Articles of Association (the "A&R MAA"). Accordingly, should the interests of NetDragon differ from those of other shareholders, the other shareholders may not have the same protections afforded to shareholders of companies that are not controlled companies. Our status as a controlled company could make our ADSs less attractive to some investors or otherwise harm the trading price of our ADSs.
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

Shareholders may face difficulties in protecting their interests, and their ability to protect their rights through U.S. courts may be limited, because the Company is incorporated under Cayman Islands law.
The Company is an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by the A&R MAA, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the Company’s shareholders and the fiduciary duties of the Company’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a different body of securities laws than the U.S. and provides significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the U.S. There is no statutory recognition in the Cayman Islands of judgments obtained in the U.S., although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the amended and restated memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. The Company’s directors have discretion under the A&R MAA, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to the Company’s shareholders, except as conferred by law or by ordinary resolution of the Company's shareholders. This may make it more difficult for shareholders to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.
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
We are subject to the continued listing requirements of the NYSE American. If we are unable to comply with such requirements, our ADSs may be delisted from the NYSE American, which would limit investors’ ability to effect transactions in our ADSs and subject us to additional trading restrictions.
Our ADSs are currently listed on the NYSE American. In order to maintain our listing, we must maintain certain share prices, financial and share distribution targets, including maintaining a minimum amount of stockholders’ equity and a minimum number of public stockholders. In addition to these objective standards, the NYSE American may delist the securities of any issuer if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE American inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the NYSE American’s listing requirements, including the timely filing of our periodic reports with the SEC; if our ADSs sell at what the NYSE American considers a “low selling price” (generally trading below $0.20 per share for an extended period of time); or if any other event occurs or any condition exists which makes continued listing on the NYSE American, in its opinion, inadvisable.

On May 18, 2026, we received a notice from the NYSE Regulation stating that we were not in compliance with the continued listing standards of the NYSE American under the timely filing criteria included in Section 1007 of the NYSE American Company Guide because we failed to timely file our Annual Report on Form 20-F for the year ended December 31, 2025, which was due to be filed with the SEC no later than May 15, 2026. The delay was due to the Company needing additional time to assess certain accounting matters in order to finalize our financial statements included in this Annual Report. We believe that the filing of this Annual Report will satisfy the late filing delinquency.
No assurance can be given that the Company will continue to meet applicable NYSE continued listing standards. Failure to meet applicable NYSE American continued listing standards could result in a delisting of the ADSs. In the event that our ADSs are delisted from the NYSE American and are not eligible for quotation on another market or exchange, trading of our ADSs could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities, such as the Pink Sheets or the OTC Markets. In such event, investors may face material adverse consequences, including, but not limited to, a lack of trading market, reduced liquidity and market price of the ADSs, decreased analyst coverage of the ADSs, and an inability for us to obtain any additional financing to fund our operations that we may need.
If the ADSs are delisted, the ADSs may be subject to the so-called “penny stock” rules. The SEC has adopted regulations that define a penny stock to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules impose additional sales practice requirements and burdens on broker-dealers (subject to certain exceptions) and could discourage broker-dealers from effecting transactions in our securities, further limiting the liquidity of our shares, and an investor may find it more difficult to acquire or dispose of the securities on the secondary market.
These factors could have a material adverse effect on the trading price, liquidity, value and marketability of our securities.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
We are a foreign private issuer under the Exchange Act, and exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act subjecting insiders to liability for profits derived from trades made in a short period of time; and
•the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.
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
Our principal executive offices are located at 4550 North Point Parkway, Suite 370, Alpharetta, Georgia, 30022. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. We also maintain a website at www.mynd.ai, where we regularly post copies of our press releases as well as additional information about us. From time to time, we may also use our website for disclosure of material information about our business and operations. Our filings with the SEC are available free of charge through the website as soon as reasonably practicable after being electronically filed with or furnished to the SEC. In addition, upon receiving a request from any shareholder or bondholder who wishes to receive a hard copy of the Company’s complete audited financial statements, the Company will furnish such audited financial statements free of charge. Such request may either be directed to Mynd.ai, Inc., 4550 North Point Parkway, Suite 370, Alpharetta, Georgia, 30022, Attn: General Counsel or to investorrelations@mynd.ai. Information contained in our website is not a part of, nor incorporated by reference into, this Annual Report or our other filings with the SEC, and should not be relied upon.
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
As a result of the foregoing transactions, we ceased operations of all education business in China and NetDragon, through ND BVI, holds approximately 73% of our outstanding ordinary shares as of December 31, 2025.
The Merger was accounted for as a reverse acquisition where Gravitas Education Holdings, Inc. was the legal acquirer, but eLMTree was deemed to be the acquirer for accounting purposes, resulting in inclusion of eLMTree financial information for all historical periods presented.
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

Promethean
Promethean, our leading subsidiary, is working to transform the way the world learns and collaborates. Promethean produces large touch screen interactive flat-panel displays (“IFPDs”) and teaching applications and collaboration software primarily used in the education market in the U.S., the U.K. and Europe. Over the last 25 years, Promethean has sold its front of class solutions in over 125 countries around the globe. Promethean’s award-winning IFPD, the ActivPanel, was designed to engage students, connect colleagues, and bring out the brilliance in everyone. Our interactive displays are also integrated with powerful Explain Everything software that provides a state-of-the-art infinite canvas whiteboard to engage students with a wide variety of content and resources directly from the panel, including customizable templates, unsplash imagery, YouTube videos, browsers, clipart, and more. Teachers can import multiple file types directly into the whiteboard and enhance and manipulate them in real time. The Explain Everything Whiteboard App works seamlessly alongside Promethean’s other popular Apps such as Timer, Spinner, and Polling. Additionally, Promethean develops award-winning lesson delivery and teaching software. Promethean’s Explain Everything Advanced platform can be used to record, edit, and share unlimited lessons within the software using our patented tool enabling students to view them anytime. This platform also integrates with OneDrive, Dropbox, Google Classroom and other applications. In addition, we believe the corporate workplace provides opportunity for similar use cases for our products in meeting rooms, collaboration areas, and training facilities. Our products are currently sold to and used by corporations, and we intend to continue to innovate our solutions for corporate uses to expand and grow our market opportunity.
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
More than 25 years of product development experience and close relationships with the teaching community has positioned the Company to adapt to and understand teacher and student needs, and we believe positions us well to successfully address “pain points” in the classroom. According to management commissioned reports on the world IFPD market, as of December 31, 2025, Promethean held an approximately 19% share of the IFPD market in the U.S. and an approximately 9% share of the global market, excluding China. For the year ended December 31, 2025, Promethean’s business in the U.S. generated $107.5 million in revenue and its business outside of the U.S. generated $60.4 million in revenue.
Our global coverage is facilitated by Promethean’s strong, far-reaching relationships with over 200 distributor and reseller partners with whom Promethean has a direct relationship, and more than 1,000 resellers globally with whom Promethean has worked with through its distributor relationships.
Product Overview
Our commitment is to deliver solutions to customers' most pressing problems: easy, secure sign-in options, streamlined connection to content, flexible lesson delivery, and personalized user experiences. Promethean products are comprised of interactive smart displays, accessories, and software. Our range of IFPD products includes our recently launched ActivPanel 10, ActivPanel LE and ActivPanel D-Series, each as more fully described below. All of our IFPD products are compatible with our Promethean ActivSuite, Explain Everything, and ActivInspire software.

Interactive Displays
ActivPanel 10 is Promethean’s flagship IFPD and has specifically been designed to support freedom of choice, simplicity, and adaptability for Promethean’s customers. The ActivPanel 10, with its flexible design, can be seamlessly integrated with connected devices irrespective of whether the operating system of the connected device is Android, Windows or Chrome. This flexibility enables customers to incorporate the ActivPanel 10 into their environments quickly and with the confidence that their ActivPanel investment will remain relevant over time due to the ActivPanel 10’s ability to adapt to future technology upgrades. Specifically, as new technologies emerge, customers will be able to simply update or swap their connected compute device without the requirement of having to buy a brand-new interactive display device.
The ActivPanel 10 is available in two models: the ActivPanel 10 and the ActivPanel 10 Premium. Both models are available in various sizes and, depending upon the model selected, come with accessories and software that untether the user from the ActivPanel in classrooms, teaching spaces, offices, conference spaces, and training rooms. In addition, both the ActivPanel 10 and the ActivPanel 10 Premium models include a five-year subscription to Promethean ActivSuite™ which provides users the freedom to untether from the panel and access to Promethean’s most popular software applications wherever they are.
ActivPanel LE is Promethean's EDLA-certified, Android-powered interactive display designed to deliver essential classroom tools at an accessible price point. The ActivPanel LE provides a complete, connected, and classroom-ready solution with a powerful built-in operating system that requires no time-consuming training. The panel features built-in access to Google Play and comes pre-installed with Google applications including Google Docs, Slides, Drive, Meet, and YouTube. Additionally, the ActivPanel LE includes Promethean Classroom Essential applications such as Annotate, Explain Everything Whiteboard, Screen Capture, Screen Share Receiver, Spinner, and Timer—enabling educators to begin teaching immediately upon startup.
ActivPanel D-Series is Promethean's purpose-built, non-interactive digital signage solution designed to improve real-time communications in hallways, common areas, and high-traffic spaces. The D-Series enables organizations to instantly broadcast announcements, alerts, and information across all displays using Rise Vision, a cloud-based signage software platform built into the panel, or the customer's preferred content management system. Administrators can centrally manage all screens across their organization using Radix VISO, a web-based management console, or the device management system of their choice. Built for durable, 24/7 performance, the ActivPanel D-Series is backed by Promethean's warranty and support.
Modular Computing
We offer intelligent and flexible modular computing solutions designed to integrate seamlessly with our interactive displays, enabling customers to choose the computing environment that best suits their needs:
•OPS-M: Our Intel-based computing module connects users to the Microsoft ecosystem, pairing with the ActivPanel to create an all-in-one, large format Windows experience.
•Promethean Chromebox OPS: The Chromebox allows users to access the Google ecosystem from their ActivPanel, providing easy access to applications directly from the Google Play Store, including Google Classroom.
•OPS-A: This EDLA-certified, Android 12 computing device which comes preloaded with the most popular Promethean and Google Play Store applications.

MAXHUB Microsoft Teams Room Solution
During the fourth quarter of 2025, we entered into a strategic partnership with MAXHUB (CVTE) to offer Microsoft Teams-certified workplace collaboration solutions that integrate our Promethean interactive displays with MAXHUB's conferencing technology. These products are designed to serve the growing hybrid workplace market and complement our existing ActivPanel10 interactive touch and ActivPanel D-Series display products. Our product offering includes the MAXHUB XCore Kit Pro, XBar v50 Kit, XBar v70 Kit, and XBar u50, all of which are certified by Microsoft to Teams Room certifications. The XCore Kit Pro enables customers to upgrade existing meeting spaces into full Microsoft Teams Rooms by pairing a mini-PC (with a 12th generation Intel Core processor) with a dedicated touch-screen control panel, which can be deployed alongside our ActivPanel 10 Premium display to create integrated collaboration environments. The XBar series of products provides all-in-one conferencing solutions with integrated camera systems featuring AI-powered auto-framing and speaker tracking, multi-microphone arrays with AI noise cancellation, and built-in speakers to deliver complete audio-visual experiences for huddle rooms and conference spaces of varying sizes. These Microsoft-certified products are designed for scalability across various room configurations and feature simplified deployment with single-cable setup, remote device management through the MAXHUB Pivot platform, and enhanced collaboration capabilities including interactive whiteboarding and one-click content sharing.
This product line significantly expands our addressable market beyond education into the enterprise workplace segment, where organizations continue to invest heavily in hybrid meeting infrastructure and collaboration technology. We believe our established brand reputation in interactive technology and our dedicated sales and support teams, combined with our established global network of distributors and resellers and their respective resellers, positions us to compete effectively in the corporate collaboration market and capture market share from this growing segment. By leveraging our existing distribution relationships and go-to-market capabilities, we can efficiently scale this product line with lower customer acquisition costs than competitors entering the market without established channel partnerships.
The MAXHUB solution addresses common workplace pain points—low adoption, fragmented workflows, and complex setups—by pairing intuitive design with professional-grade video conferencing. At the heart of this solution is Promethean's ActivPanel 10 Premium, paired with the ActivPen 2, an all-in-one remote, and a cord-free 4K ePTZ camera, enabling users to interact with content and manage sessions wirelessly.
For IT administrators, the solution offers a locked-down, simplified meeting experience with one-cable setup for console-to-PC connection, reducing installation time and complexity. The solution is ideal for any meeting space looking to enable seamless hybrid collaboration without major infrastructure changes, and works across small, medium, and large rooms.
All MAXHUB products included in the Promethean workplace portfolio are certified for Microsoft Teams Rooms under Microsoft's stringent compatibility and certification processes. The products come with a 3-year advanced replacement warranty and local support, ensuring a seamless user experience and uninterrupted workflow.
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
In December 2025, Promethean launched an AI-powered integration within Explain Everything, incorporating technology licensed from Augment Me Inc. This integration introduces advanced artificial intelligence capabilities directly into the classroom, transforming traditional digital whiteboarding into a dynamic, personalized learning experience. The Augment Me technology integration provides educators with near real-time analysis of attention, engagement, and cognitive readiness, along with actionable recommendations and adaptive feedback tailored to each session—without the need for additional logins or setup. This integration is initially available to Explain Everything Advanced users, with expanded functionality planned for future releases.
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
Sales and Marketing
The K-12 education market is highly fragmented, with as many as 61.8 million K-12 classrooms estimated worldwide outside of China. K-12 schools and school districts vary widely in size and often have unique technology requirements, including the need for installation, training, support and service. For these two principal reasons, resellers are the primary conduit through which K-12 schools purchase technology solutions of all types, including hardware, software and cloud-based solutions. Outside of the U.S., distributors are also important as they help facilitate warehousing, logistics, and relationships with resellers.
We believe that our channel-based go-to-market ("GTM") organization is one of the most robust and developed in the K-12 education market. Working with more than 1,000 reseller and distribution channel partners globally, our global GTM team of over 100 dedicated professionals can scale and serve more than 100 different countries around the world. With and through our diverse reseller channel including direct marketing resellers, value added resellers, ProAV system integrators, software resellers and strategic distribution partners, we are able to meet the needs of the core K12 market, while also ensuring expansion into Higher Education, Government and Corporate Workplace markets.

Over the past 25 years we have recruited and developed an ecosystem of resellers and distributors, giving us “eyes and ears” in most markets to help alert us to new sales opportunities, budget availability, replacement cycles, request for proposals ("RFPs") and competitor activity, and providing us with significant sales leverage around the world. We believe that this network of relationships provides us with a critical advantage in introducing our SaaS products, Explain Everything and Promethean ActivSuite, into the market and achieving rapid scale. We develop deep relationships with our customers, distributors, and partners, and drive leads through customer referrals, word of mouth, organic search, digital advertising, social, and field events.
Many of our sales efforts are made with the intent to positively influence customer requirements contained within RFPs and tenders. To be successful with these efforts, we focus on brand awareness activities which include press relations in business, human resources, and education, combined with market specific campaigns including social, digital, and regional events and seminars.
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
Principal Markets
The principal market in which we compete is the K-12 education market where we provide hardware and accessories, services, and SaaS to schools and learning centers in over 125 countries. For a breakdown of our total revenues over the past three years, disaggregated by revenue source and geographic market, please see Note 4. Revenue Recognition set forth in our consolidated financial statements under Item 18 herein.
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

Intellectual Property
As of the date of this Annual Report, our (in particular, Promethean’s) intellectual property portfolio includes 22 granted and 6 pending patents. Many of our patents have been filed in multiple countries including the U.S., U.K. and Europe. These patents cover various aspects of our hardware and software systems relevant to the education and workplace markets and includes certain intellectual property relating to an AI voice and remote control technology that we acquired from Merlyn Mind Inc. during the third quarter of 2025. For example, Promethean has pending and registered utility patents that cover features such as touch input routing between the IFPD operating system and one or more applications running on the IFPD, systems and methods of mirroring multiple computing devices on an IFPD where the computing devices are connected via different local and wide area networks, system and methods for capturing and displaying annotations and overlays on an IFPD, systems and methods for adjusting user interfaces on the IFPD based on one or more characteristics of the user, and orchestration across both software and hardware. Promethean also has a number of design patents in the U.S. and foreign jurisdictions that cover the industrial design and user interfaces for its IFPDs.
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
Regulation
Education Technology Sector
We are subject to regulations and laws specific to the education sector because we offer solutions and services to students, collect data from students, and offer education and training solutions that may involve our collection and processing of student personal data or the use of products and services by individuals with disabilities.
Within the U.S., we are subject to federal education and children specific laws such as the Family Educational Rights and Privacy Act (“FERPA”) and the Children's Online Privacy Protection Act (“COPPA”) as well as numerous U.S. state student data privacy laws.
Within the EU and the U.K. we are subject to laws that govern and regulate the processing of personal data including The General Data Protection Regulation (“GDPR”) and the U.K. GDPR.

Within the EU, UK and U.S., we are subject to laws and regulations relating to accessibility and the use of products and services by those with disabilities.
Data privacy and data security with respect to the collection and processing of personally identifiable information continues to be a focus of worldwide legislation and regulation. Similarly, laws and regulations relating to making products and services more accessible continue to evolve. Ensuring compliance with the many laws and regulations applicable to our products and services across multiple jurisdictions requires an ongoing commitment that involves substantial costs. See also “Item 3.D – Risk Factors - Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on our results of operations.”
More specifically, authorities around the world have adopted and implemented a number of laws and regulations concerning the collection and processing of personal data, the protection and use of such data and accessibility to products and services. Amongst others, we are and expect to continue to be subject to the following laws and regulations:
•The FERPA is a U.S. federal law that protects the privacy of student education records maintained by educational agencies and institutions that receive federal funding. FERPA grants parents certain rights with respect to their children's education records, including the right to access, review, and request amendment of such records, and restricts the disclosure of personally identifiable information from education records without consent. While FERPA applies directly to schools rather than to vendors, schools may disclose student information to third-party service providers designated as "school officials" with a legitimate educational interest, provided that such providers are under the direct control of the school with respect to the use and maintenance of education records and are subject to FERPA's restrictions on redisclosure. Because we provide software and services to schools that may involve access to student education records, our school customers typically require us to enter into agreements that impose FERPA-related obligations, including restrictions on our use and disclosure of student data. Failure to comply with FERPA could result in regulatory enforcement actions, contractual liability to our school customers and reputational harm;

•The COPPA is a U.S. federal law that imposes requirements on operators of websites and online services that are directed to children under 13 years of age, or that have actual knowledge that they are collecting personal information from children under 13. COPPA requires such operators to provide notice of their information practices, obtain verifiable parental consent before collecting personal information from children, and implement reasonable data security measures. The Federal Trade Commission (“FTC”) enforces COPPA and may impose civil penalties for violations. In January 2025, the FTC finalized amendments to the COPPA Rule that, among other things, require separate parental consent for disclosures of children's personal information to third parties for targeted advertising, impose data retention limitations, and expand the definition of personal information to include biometric identifiers. Because our educational software products may be used by children (students) under 13, we are subject to COPPA's requirements. In the educational context, schools may consent to the collection of student information on behalf of parents but only for the limited educational purposes of providing the service the school is using for educational purposes. We are responsible for ensuring our data practices comply with the COPPA requirements as failure to comply with COPPA could result in regulatory enforcement actions, contractual liability to our school customers, reputational harm, and civil penalties;

•The EU's General Data Protection Regulation ("GDPR") applies to all of our personal data processing activities involving any person within the EU including the personal data we process within the products and services that we offer to EU users or customers. The GDPR includes a number of personal data processing requirements including but not limited to processing personal data only if a lawful basis to engage in such processing exists, providing prompt notice of any breach or unauthorized access to personal data that we maintain to the appropriate government supervisory authorities, the implementation of appropriate data security measures, and the deletion of personal data when such data is no longer necessary for the purpose it was collected. If we are found to violate the GDPR requirements, we may incur substantial fines, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business;

•The UK General Data Protection Regulation is substantially similar to the EU’s GDPR and specifically applies to all of our personal data processing activities within the UK, including the personal data we process within the products and services that we offer to UK users and customers. If we are found to violate the UK’s GDPR requirements, we may incur substantial fines, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business;
•Multiple U.S. states have enacted state privacy laws including, for example, the California Consumer Privacy Act of 2018 ("CCPA"), which came into effect in January of 2020; the California Privacy Rights Act ("CPRA"), which went into effect in January 2023; the Virginia Consumer Data Protection Act ("Virginia CDPA"), which went into effect in January 2023; and the Colorado Privacy Act ("ColoPA"), which went into effect on July 1, 2023; all of which give new data privacy rights to their respective residents (including, in California, a private right of action in the event of a data breach resulting from our failure to implement and maintain reasonable security procedures and practices);
•Many U.S. states have also enacted student data privacy laws which apply specifically to the processing of any student personal data. These state student data privacy laws typically prohibit the delivery of advertisements to students or the creation of a profile of a student’s online behavior for the purpose of delivering targeted advertisements. These student data privacy laws generally limit the processing of student data only as necessary to deliver the specific product or service that the students’ data was originally collected for, and for no other purposes. In addition, these state student data privacy laws impose obligations to implement and maintain reasonable data security measures and practices, protect personal data from unauthorized access or disclosure, provide prompt notice in the event of a data breach, and delete personal data promptly following a deletion request from a school or school district. To comply with these laws, many school districts within the U.S. require operators of services used by their schools to enter into student data privacy agreements that require compliance with applicable state and federal laws and include specific provisions limiting use of student data to only use as necessary to facilitate delivery of the service to the school, expressly prohibit use of data for targeted advertising purposes, and contractually require operators to implement and maintain reasonable data security measures and practices, protect personal data from unauthorized access or disclosure, provide prompt notice in the event of a data breach, and delete personal data promptly following a deletion request from the school or school district;

•Laws such as SB-327 in California (effective 2020) and the EU regulation 2023/2854 (the “Data Act”) (which came into force in January 2024 and will become applicable in September 2025) regulate the security of data in connection with internet connected devices; and
•Multiple laws and regulations across multiple countries and states impose accessibility requirements on products and services sold to schools and government agencies. In the European Union, the European Accessibility Act and the Web Accessibility Directive require conformance with the EN 301 549 standard, which incorporates the Web Content Accessibility Guidelines (“WCAG”). In the United Kingdom, the Equality Act imposes similar obligations. In the U.S., Section 508 of the Rehabilitation Act, Section 504, and Titles II and III of the Americans with Disabilities Act require that information and communication technology be accessible to individuals with disabilities. Additionally, a number of U.S. states have enacted laws requiring that digital educational content and technology products procured by public schools meet accessibility standards such as WCAG, and additional states may adopt similar requirements. Because we sell interactive displays and educational software to schools and government entities in these jurisdictions, our products and services are subject to these accessibility requirements.
Ensuring compliance with these and similar laws requires an on-going commitment and substantial investments in product design, testing, and, at times, remediation.

Further, we are subject to evolving laws and regulations including but not limited to those laws that dictate whether, how, and under what circumstances we can transfer, process and/or receive personal data. For example, the GDPR permits the transfer of personal data of EU residents to countries outside the EU only if the data is transferred via a mechanism authorized by the GDPR. The UK-GDPR imposes substantially similar restrictions on transfers of personal data of UK residents to countries outside the UK. Both the GDPR and the UK-GDPR provide several data transfer mechanisms that may be used to transfer data from the EU or the UK to another country including the U.S. These data transfer mechanisms include (i) Standard Contractual Clauses ("SCCs") and (ii) an adequacy decision issued by the European Commission or the UK government in favor of the applicable recipient country.
•Regarding the EU, on July 10, 2023, the European Commission adopted an adequacy decision in favor of the U.S. subject to the condition that the U.S. company engaging in the data processing has self-certified under the EU-U.S. Data Privacy Framework ("DPF"). The UK adopted a similar adequacy decision (the "UK Extension" to the DPF) on October 12, 2023. A U.S. business that self-certifies under the DPF can rely upon these adequacy decisions as a lawful basis to transfer personal data from the EU or the UK to the U.S. Alternatively, a U.S. company may rely upon SCCs to transfer personal data from the EU or the UK to the U.S.

•However, the validity of these data transfer mechanisms remains subject to legal, regulatory, and political developments in the EU, the U.S., and the UK. The adequacy decision under the DPF is the successor to the EU-U.S. Privacy Shield, which the Court of Justice of the European Union ("CJEU") declared invalid in 2020. Legal challenges to the DPF, recent and future recommendations from the European Data Protection Board, decisions from EU member states' supervisory authorities, and other legal challenges or actions could lead to the invalidation of any adequacy decision or other data transfer mechanisms currently in use.
The evolving nature of these laws and regulations, coupled with increased enforcement action from supervisory authorities in relation to data processing activities and cross-border transfers of personal data, could have a significant adverse effect on our ability to process and transfer personal data outside of the European Economic Area and/or the U.K. or may require significant changes to our data processing practices and procedures. Compliance with these and other laws requires an ongoing commitment involving substantial costs. See also “Item 3.D – Risk Factors - Privacy and data protection regulations are complex and rapidly evolving, and we collect, process, store and use personal information and data, which subjects us to governmental regulation and other legal obligations related to privacy; any failure or alleged failure to comply with these laws could harm our business, reputation, financial condition, and operating results.”
Locations
We are headquartered in Alpharetta, Georgia and have other physical office locations in the U.K., Germany, Poland and China.
Legal Proceedings
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

C.    Organizational Structure
Set forth below is a diagram illustrating the Company and our subsidiaries as of the date of this Annual Report.

D.    Property, Plant and Equipment
We do not own any material tangible fixed assets. While we do lease properties in certain of our locations, including our 13,791 square foot headquarters in Alpharetta, Georgia, no single lease is material to our business. Commencing in February of 2026, we subleased our prior office space in Seattle Washington, consisting of 8,873 square feet to an unaffiliated third party.
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
A.    Operating Results
Overview
We are dedicated to creating a robust, seamless, and comprehensive digital communication and collaboration platform for the education, business, and public sectors. Our solutions include a wide range of interactive tools and technologies, with our award-winning interactive displays, highlighted by the ActivPanel 10, ActivPanel LE, and ActivPanel D-series, at the forefront. Our comprehensive software platforms, including ActivSuite, Explain Everything Advanced, and ActivInspire, are designed to make it easier than ever to create captivating lessons, presentations, and training programs that immerse people in a world of vibrant multimedia, real-time collaboration, and imaginative instruction.
Key Factors Affecting our Results of Operations
Our results of operations and financial condition are affected by the general factors affecting the education technology industry in the markets in which we operate. These conditions include the level of overall economic growth, macroeconomic factors such as inflation, international trade and tariff policy, trends in education spending, and the availability of government funding. Our performance is also affected by factors driving uptake of education technology in the markets in which we operate, such as improvements in available education technology and software, and increasing broadband growth and internet access in emerging markets. Unfavorable changes in any of these general factors have had, and could continue to have, a material adverse effect on our results of operations.
Our revenues and operating results historically fluctuate as a result of seasonal variations in our business, driven largely by the purchasing cycles of the educational market. Since the majority of our revenue is driven by U.S. sales, and since the bulk of expenditures by U.S. school districts occur in the second and third calendar quarters after receipt of budget allocations, we expect seasonal fluctuations to continue. These fluctuations may result in volatility in our revenues and operating results and could adversely affect our cash flows. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential comparisons of our financial results may not be indicative of our underlying operating performance or financial condition.

During 2025 and 2024, we experienced a sustained reduction in customer demand for education technology throughout our key markets. We believe this reduction in demand likely reflects uncertainty around future budget allocations for many of our customers, particularly in both the U.S. and German markets as it relates to the timing and amount of future government funding programs. This follows multiple years of unusually high funding as a result of COVID-related government relief programs, which have now ended. While we believe that these trends impacted, to some degree, all of our competitors in the education technology industry, this reduced spending by our customers nonetheless had a material impact on our revenue and operating results during the years ended December 31, 2025 and 2024. While management believes that this downward trend will reverse as schools look to refresh their existing technology solutions, there remains uncertainty as to when this next refresh cycle will begin in earnest.
During 2025, we undertook a period of structural transformation across our senior leadership team, our product development strategies, and our go-to-market approach. From a leadership perspective, we had a change at Chief Executive Officer during the first half of the year, and hired a Chief Revenue Officer in December 2024. These leadership changes, together with broader adjustments to the management teams reporting to our senior executives, supported our transformation initiatives in 2025.
From a product perspective, our team delivered a major refresh of our flagship product with the launch of ActivPanel 10 and expanded into new product categories through the introduction of ActivPanel LE and ActivPanel D-series, as well as new software and hardware partnerships. We also expanded partnerships with our key inventory manufacturers and selected providers of software and services. These changes in our product development strategy are intended to expand our product portfolio, reduce the length of time between product launches, and enhance our ability to deliver integrated solutions valued by our customers.
Additionally, we consolidated and aligned our go-to-market strategies in 2025, resulting in a global approach focused on strengthening relationships with our channel distributors and significant resellers. These changes are intended to leverage our business partners to simplify our go-to-market approach, expand our ability to connect to customers, and position the business for scalable growth moving forward.
We actively monitor trade policy and tariff announcements between the U.S. and other countries throughout the world which could result in the imposing of new and/or additional tariffs. We evaluate the impact of any such tariffs on our business and financial condition, and we consider actions we may take to mitigate the impact. There can be no assurance that the future imposition of any tariffs, changes thereto or potential actions taken by countries in response to the tariffs will not have a material adverse effect upon our results of operations, financial condition, or liquidity in any period, or that any actions we take to mitigate the impact of the tariffs will be effective.
On October 2, 2024, we completed the sale (the "Disposition") of all of our holdings of capital stock in Global Eduhub Holdings Limited and subsidiaries ("GEH Singapore"), constituting 85% of the total equity ownership of GEH Singapore prior to the Disposition, for cash consideration of $20.0 million, pursuant to the terms of a written agreement dated October 1, 2024 between us and an entity controlled by the former minority owner of GEH Singapore prior to the Disposition. This sale represented a strategic shift with a major effect on our operations and financial results, and as a result, the GEH Singapore segment has been presented as discontinued operations and excluded from both continuing operations and segment results for the years ended December 31, 2024 and 2023. There was no ongoing activity from the GEH Singapore sale affecting the year ended December 31, 2025 results of operations.
Key Metrics and Non-GAAP Measures
In reviewing our financial information, management focuses on a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
In addition to presenting financial measures in accordance with accounting principles generally accepted in the U.S. ("GAAP"), management’s discussion may contain references to earnings before interest, taxes, depreciation and amortization ("EBITDA"), Adjusted EBITDA, and Free Cash Flow, which are non-GAAP financial measures. The non-GAAP financial measures presented herein should not be considered a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

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
We consider Free Cash Flow to be a liquidity measure, and therefore, we adjust our Free Cash Flow metric with amounts that directly impact the cash flows in the period, in addition to our operating activities. Free Cash Flow provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in or payments for property and equipment and internal-use software development costs to maintain and grow our business.
We believe the presentation of EBITDA, Adjusted EBITDA, and Free Cash Flow provides useful information to management and investors regarding financial and business trends related to our results of operations, and that when non-GAAP financial information is viewed with GAAP financial information, investors are provided with a meaningful understanding of our ongoing operating performance.
Non-GAAP measures should not be considered as alternatives to performance measures derived in accordance with GAAP as a measure of operating performance or liquidity. EBITDA, Adjusted EBITDA, and Free Cash Flow have important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Reconciliations between the non-GAAP financial measures and the most directly comparable GAAP measure are included where applicable.
Revenue

	Year Ended December 31,
	2025	2024
	(in thousands)
Revenue	$167,931	$267,381
We generate the majority of our revenue from the sales of hardware and accessory products to a global network of distributors and resellers, who are considered the customers for these products. Although not currently significant to our overall operations, we continue to focus on software-as-a-service ("SaaS") product offerings, with a goal of realizing consistent revenue growth in this line of business in the coming years. Other major sources of revenue include the sale of extended warranties on our hardware products and training services for the use of our hardware.
Revenue is recognized based on when the customer obtains control of the distinct good or service. For hardware revenue, this occurs at the point in time when the goods are shipped by a third-party carrier or when the goods are made available for pick-up by the customer. For SaaS, extended warranties, and training services, revenue recognition occurs over time, as the related services are delivered.

Gross Profit

	Year Ended December 31,
	2025	2024
	(in thousands, except for %)
Gross profit	$35,288	$66,241
Gross profit as a percentage of revenue	21.0%	24.8%
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
Net Loss from Continuing Operations

	Year Ended December 31,
	2025	2024
	(in thousands)
Net loss from continuing operations	$(54,071)	$(104,477)
EBITDA
We define EBITDA as net loss from continuing operations adjusted for interest expense, interest income, income tax expense (benefit), and depreciation and amortization.
Reconciliation of EBITDA to net loss from continuing operations:

	Year Ended December 31,
	2025	2024
	(in thousands)
Net loss from continuing operations	$(54,071)	$(104,477)
Interest expense	10,050	10,371
Interest income	(827)	(2,659)
Income tax (benefit) expense	(384)	68,732
Depreciation and amortization	8,995	5,698
EBITDA	$(36,237)	$(22,335)
Adjusted EBITDA
We define Adjusted EBITDA as net loss from continuing operations, adjusted for interest expense, interest income, income tax (benefit) expense, depreciation and amortization, non-cash, non-operating expenses such as stock-based compensation, changes in the fair value of derivative instruments, and other income (expense), and other significant items that management does not consider indicative of normal operations. Other significant items, such as one-time, unplanned and/or infrequent events we believe are outside the ordinary course of our continuing operations, including transaction-related costs, restructuring costs, and litigation costs and penalties, involve distinct initiatives that are not reflective of core operating activities, and affect the comparability of our operational results across reporting periods.

Reconciliation of Adjusted EBITDA to net loss from continuing operations:

	Year Ended December 31,
	2025	2024
	(in thousands)
Net loss from continuing operations	$(54,071)	$(104,477)
Interest expense	10,050	10,371
Interest income	(827)	(2,659)
Income tax (benefit) expense	(384)	68,732
Depreciation and amortization	8,995	5,698
Share-based compensation	2,883	3,698
Gain on embedded derivative	(2,777)	(11,389)
Other (income) expense, net	(2,087)	1,384
Transaction-related costs	304	—
Restructuring and other expenses (1)	6,823	3,484
Litigation costs and penalties (2)	—	1,021
Adjusted EBITDA	$(31,091)	$(24,137)
(1) Restructuring costs include employee severance costs, contract termination costs, facility restructuring, and business restructuring efforts undertaken by management.
(2) Litigation costs and penalties are costs incurred to defend against, opportunistically settle, and establish a reserve for claims associated with litigation, as well as any related penalties incurred for such litigation.
Free Cash Flow
We calculate Free Cash Flow as net cash flows from operating activities as presented in the statement of cash flows of our financial statements, less cash flows required for: (i) acquisition of property and equipment; and (ii) development costs associated with internal-use software.
Reconciliation of Free Cash Flow to Net cash provided by (used in) operating activities - continuing operations:

	Year Ended December 31,
	2025	2024
	(in thousands)
Net cash used in operating activities - continuing operations	$(45,503)	$(875)
Internal-use software development costs	(2,511)	(8,465)
Acquisition of property and equipment, other than internal-use software development costs	(94)	(1,283)
Free Cash Flow	$(48,108)	$(10,623)
Results of Operations for the Years Ended December 31, 2025 and 2024
The following discussion and analysis highlights items that affected our results of operations for the years ended December 31, 2025 and 2024. For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between 2023 and 2022, and a discussion of our liquidity and capital resources for the year ended December 31, 2023, refer to Item 5, "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2024.

	Year Ended December 31,		2024 - 2025 Change
	2025	2024	$	%
	(in thousands, except for percentages)
Revenue	$167,931	$267,381	$(99,450)	(37.2)%
Cost of revenue	132,643	201,140	(68,497)	(34.1)%
Gross profit	$35,288	$66,241	$(30,953)	(46.7)%
Gross profit as a percentage of revenue	21.0%	24.8%
Operating expenses, net:
General and administrative	$26,514	$33,427	$(6,913)	(20.7)%
Research and development	12,828	25,253	(12,425)	(49.2)%
Sales and marketing	38,915	42,115	(3,200)	(7.6)%
Transaction-related costs	304	—	304	—%
Restructuring	6,823	3,484	3,339	95.8%
Total operating expenses	85,384	104,279	(18,895)	(18.1)%
Operating loss	(50,096)	(38,038)	(12,058)	31.7%

Other income (expense):
Interest expense	(10,050)	(10,371)	321	(3.1)%
Interest income	827	2,659	(1,832)	(68.9)%
Gain on embedded derivative	2,777	11,389	(8,612)	(75.6)%
Other income (expense)	2,087	(1,384)	3,471	(250.8)%
Total other (expense) income	(4,359)	2,293	(6,652)	(290.1)%

Net loss from continuing operations, before income taxes	(54,455)	(35,745)	(18,710)	52.3%
Income tax benefit (expense)	384	(68,732)	69,116	(100.6)%
Net loss from continuing operations	(54,071)	(104,477)	50,406	(48.2)%
Income from discontinued operations, net of tax	—	8,725	(8,725)	(100.0)%
Net loss	$(54,071)	$(95,752)	$41,681	(43.5)%
Revenue
Total revenue decreased by $99.5 million or 37.2%, to $167.9 million for the year ended December 31, 2025 from $267.4 million for the year ended December 31, 2024. Revenue was down across nearly all regions, with the exception of a limited number of European markets, with the U.S. market showing the largest dollar value decline and the German market showing the largest percentage decline. As discussed above, we believe this decline was driven by elevated uncertainty amongst our customers regarding future budget allocations and represents an industry-wide phenomenon that affected the entire education technology market.
Cost of Revenue
Costs of revenue decreased by $68.5 million, or 34.1%, to $132.6 million for the year ended December 31, 2025 from $201.1 million for the year ended December 31, 2024. The most significant driver of the decrease was the overall reduction in sales volume. In addition, we realized incremental savings related to improved efficiencies in our shipping and logistics operations. Lastly, in 2024 we recorded non-recurring charges related to purchase commitments to certain inventory suppliers, with no comparable charges recorded in 2025.

Gross Profit
Gross profit decreased by $31.0 million, or 46.7%, to $35.3 million for the year ended December 31, 2025 from $66.2 million for the year ended December 31, 2024. This decrease was due to the year-over-year reduction in revenue. This decline in revenue also contributed to a decline in gross profit as a percentage of revenue, as a result of the components of cost of revenue which are more fixed in nature, including employee-related costs and depreciation and amortization, representing a relatively higher percentage of revenue in 2025. This decrease in gross profit as a percentage of revenue was partially offset by savings related to freight costs and due to certain nonrecurring charges as a result of purchase commitments to key inventory suppliers included in cost of revenue during 2024.
Operating expenses, net
General and administrative expenses decreased by $6.9 million, or 20.7%, to $26.5 million for the year ended December 31, 2025, from $33.4 million for the year ended December 31, 2024. The decrease was driven by a number of factors, including lower employee-related costs as a result of a reduction in overall headcount and restructuring of senior leadership. These cost reductions were consistent with the broader leadership and organizational changes undertaken during 2025 as part of management’s structural transformation initiatives. In addition, we received increased reimbursements from our majority shareholder for finance and accounting services provided and costs incurred on our majority shareholders' behalf. These savings were partially offset due to a one-time adjustment to our allowance for credit losses in 2024, with no comparable adjustment in 2025.
Research and development expenses decreased by $12.4 million, or 49.2%, to $12.8 million for the year ended December 31, 2025, compared to $25.3 million for the year ended December 31, 2024. This decrease is primarily driven by a significant decline in research and development employee headcount, as well as a shifting of a portion of the remaining headcount to lower cost jurisdictions, which is driven by management's change in product development strategy in 2025. Specifically, management is reducing internal development costs by working more closely with our key inventory suppliers on future hardware offerings and by expanding partnerships with selected companies to enhance and accelerate development of our software and SaaS product portfolio.
Sales and marketing expenses decreased by $3.2 million, or 7.6%, to $38.9 million for the year ended December 31, 2025, compared to $42.1 million for the year ended December 31, 2024. The decrease was driven by lower salaries and related costs due to a decrease in sales employee headcount year-over-year. This reduction resulted from streamlining and simplifying our global go-to-market approach, with an increased focus on closer partnerships with our channel distributors and significant resellers. These savings were partially offset by a modest year-over-year increase in marketing expenses related to the launch of ActivPanel 10 and ActivPanel LE in 2025.
Transaction-related costs were $0.3 million for the year ended December 31, 2025. There were no material transaction-related costs in 2024.
Restructuring expenses increased by $3.3 million or 95.8%, to $6.8 million for the year ended December 31, 2025, compared to $3.5 million for the year ended December 31, 2024. The increase was the result of an increased number of employee severance payments in 2025 relative to 2024. These restructuring expenses were directly related to the leadership changes, product development strategy adjustments, and global go‑to‑market realignment undertaken by management during 2025, as discussed above.
Other income (expense)
Other income (expense) decreased by $6.7 million, or 290.1%, to $4.4 million of expense for the year ended December 31, 2025, compared to $2.3 million of income for the year ended December 31, 2024. This decrease was driven primarily by a year-over-year reduction in the gain on the derivative instrument embedded in our convertible note due to a change in the fair value of that instrument, as well as a decrease in interest income due to a lower overall cash balance in 2025. This decrease was partially offset by favorable foreign currency exchange rate fluctuations year-over-year, with the U.S. dollar weakening against both the British pound and the euro during 2025.

Income tax benefit (expense)
There was an income tax benefit of $0.4 million during the year ended December 31, 2025 as compared to an income tax expense of $68.7 million for the year ended December 31, 2024. This change of $69.1 million, or 100.6%, was primarily driven by the recording in 2024 of a full valuation allowance against our U.S. and U.K. deferred tax assets due to the uncertainty regarding their realizability, as a result of cumulative pre-tax losses in the U.S. and U.K. in recent years. As a result of the full valuation allowances in the U.S. and U.K., we did not realize a benefit in 2025 for the pre-tax losses in those jurisdictions. Instead, the income tax benefit in 2025 was a result of the release of a valuation allowance in a different jurisdiction due to the expectation of future taxable income in that jurisdiction.
Income from discontinued operations attributable to ordinary shareholders
In 2024 there was income of $8.7 million from discontinued operations resulting from the disposal of GEH Singapore. There was no income or loss from discontinued operations in 2025.
B. Liquidity and Capital Resources
Liquidity refers to the ability to generate sufficient cash resources to meet the payment obligations of the Company. Capital refers to the long-term financial resources available to support the operations of the business, fund business growth, and provide for an ability to withstand adverse circumstances.
The following discussion and analysis highlight items that affected our liquidity and capital resources for the years ended December 31, 2025 and 2024 on a continuing operations basis, as follows:

	For the Year Ended December 31,		2024 - 2025 Change
	2025	2024	$	%
	(in thousands, except for percentages)
Cash flows from continuing operations:
Net cash used in operating activities before changes in operating assets and liabilities	$(39,145)	$(33,312)	$(5,833)	17.5%
Net change in operating assets and liabilities	(6,358)	32,437	(38,795)	(119.6)%
Net cash (used in) provided by operating activities	(45,503)	(875)	(44,628)	5,100.3%
Net cash (used in) provided by investing activities	(2,605)	10,252	(12,857)	(125.4)%
Net cash (used in) provided by financing activities	$(8,413)	$(22,631)	$14,218	(62.8)%
Cash Flows from Operating Activities
During the year ended December 31, 2025, net cash used in operating activities, before considering changes in operating assets and liabilities, of $39.1 million, was primarily related to $54.1 million in loss from continuing operations. Significant non-cash expense that was treated as an add-back in reconciling net loss to cash used in operating activities included $9.0 million of depreciation and amortization expense, $5.8 million of non-cash interest expense, and $2.9 million in share-based compensation expense. This non-cash expense was partially offset by non-cash income of 1.9 million related to amortization of deferred above-the-line tax credits generated through the U.K. Research and Development Expenditure Credit ("RDEC") program and $2.8 million related to the change in fair value of embedded derivative liability. The $6.4 million net cash outflow from changes in operating assets and liabilities was primarily related to decreases in accounts payable and accrued expenses and other current liabilities, and lease obligations. These decreases were partially offset by increases in accounts receivable and prepaid expense and other assets.

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
Cash Flows from Investing Activities
Net cash used in investing activities during the year ended December 31, 2025 of $2.6 million was attributable to internal software development costs of $2.5 million and purchases of property, plant and equipment of $0.1 million.
Net cash provided by investing activities during the year ended December 31, 2024 of $10.3 million was attributable to the proceeds from the disposition of GEH Singapore of $20.0 million, partially offset by internal software development costs of $8.5 million and purchases of property, plant and equipment of $1.3 million.
Cash Flows from Financing Activities
Cash used in financing activities during the year ended December 31, 2025 was $8.4 million, primarily resulting from the net repayment of our line of credit with Bank of America of $8.0 million.
Cash used in financing activities during the year ended December 31, 2024 was $22.6 million, primarily resulting from the net repayment of our line of credit with Bank of America of $21.0 million.
Sources of Liquidity
To date, our operations have been financed principally through cash flows generated from our operations as well as debt and equity financings. As of December 31, 2025, we had $18.5 million of cash and cash equivalents.
Management has implemented operational plans to mitigate the adverse market conditions faced by us by executing initiatives designed to increase revenue and by reducing costs. During 2025, we (i) made changes to our executive management team, which supported our transformation initiatives in 2025 and beyond; (ii) launched several new hardware products and entered into new hardware and software partnerships that expand our product portfolio; (iii) transformed our product development strategy to decrease the length of time between product launches and enhance our ability to deliver integrated solutions to our customers; and (iv) simplified and aligned our global go-to-market approach to focus on our relationships with our channel distributors and significant resellers to position us for scalable growth in the future. These actions are expected to benefit revenue, gross margin, working capital, and operating cash flows while reducing operating expenses over the next twelve months.
On January 14, 2026, we entered into an Inventory Management and Consultancy Agreement (the "Inventory Agreement") with NetDragon under which (i) NetDragon assumes initial payment responsibility for hardware supplier invoices, subject to a $50 million revolving cap and (ii) a designated NetDragon employee will provide supply-chain consulting services to us. We are obligated to reimburse NetDragon within 365 days of inventory receipt, together with simple interest at 3% per annum. If the NetDragon consultant fails to achieve the agreed upon target in cost reductions in any calendar year, we will be entitled to a credit in the amount of all interest paid to NetDragon during the preceding calendar year. The agreement has an initial three‑year term and automatically renews for successive one‑year periods unless terminated with six months’ prior written notice. If NetDragon fails to make timely payment to any supplier, we remain responsible to ensure payment per the supplier’s terms. The Inventory Agreement is the instrument through which NetDragon has committed to provide the necessary funds so that we can meet our business commitments and obligations for a period of at least 12 months from the date this Annual Report has been issued. As of the date of issuance of this Annual Report, we have received $14.6 million under the Inventory Agreement.

On July 17, 2024, we filed a shelf registration statement with the SEC that allows the Company to offer, issue and sell from time to time up to $50.0 million of our ordinary shares, American Depositary Shares (“ADS”) representing ordinary shares, preferred shares, subscription rights, warrants and/or a combination of such securities, separately or as units, in one or more offerings. Each ADS represents 10 ordinary shares.
In December 2023, we issued a senior secured convertible note, in the principal amount of $65.0 million (the “Convertible Note”) with a stated maturity of December 13, 2028. The Convertible Note bears (i) cash interest at the rate of 5.00% per annum and (ii) paid-in-kind interest ("PIK") at the rate of 5.00% per annum, payable by issuing additional notes. Both the cash interest and PIK interest are payable semiannually on June 15 and December 15 of each year. During the year ended December 31, 2025, cash interest of $3.5 million was paid. PIK interest is payable by issuing additional notes in an amount equal to the applicable amount of PIK interest for the interest period. During 2025 and 2024, we issued additional Notes in the aggregate amount of $3.5 million and $3.3 million, respectively, representing PIK interest. For further information on the Convertible Note, see "Item 7B. Related Party Transactions."
In June 2018, we entered into a secured revolving line of credit (the "Revolver") for borrowings up to $35.0 million with Bank of America with an original termination date of June 25, 2021, which was extended to January 19, 2028 through subsequent amendments. Such amendments also amended the borrowing capacity up to $74.0 million through March 31, 2024, and $50.0 million thereafter through January 19, 2028. As of December 31, 2025, the outstanding balance on the Revolver was $4.5 million, including principal and interest of $3.0 million and $1.5 million, respectively. In January 2026, we concluded that due to changes in our business and how we manage our working capital, the Revolver was no longer an optimal source of future financing for us. Instead, we believe our working capital financing needs are better addressed, at a lower cost, through the Inventory Agreement. Subsequent to December 31, 2025, we entered into an agreement with Bank of America to terminate the Revolver. In connection with the termination, we repaid all amounts outstanding under the Revolver, including principal and accrued interest. As of the date of issuance of this Annual Report, we have made repayments totaling $4.6 million.
We believe the combination of: (i) the operational plans implemented in 2025; (ii) the Inventory Agreement described above; and (iii) our existing sources of liquidity, including expected future cash flows from operations will allow us to fund operating and capital needs for at least the next 12 months from the date of this Annual Report. Accordingly, the consolidated financial statements have been prepared on a going concern basis. As noted above, our ability to satisfy short‑term payment obligations is highly reliant on NetDragon’s ongoing funding of supplier invoices pursuant to the Inventory Agreement. Absent this support, our existing cash resources may be insufficient to meet near‑term operating requirements.
Our liquidity plan is highly dependent on NetDragon’s timely performance under the Inventory Agreement. We have based our estimates as to how long we expect we will be able to fund our operations on assumptions that may turn out to be incorrect. We may be required to obtain additional financing to fund our current planned operations, which may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed may have a negative impact on our financial condition and our ability to pursue our business strategy. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders will be diluted. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
C.    Research and Development, Patents and Licenses
See “Item 4. Information on the Company—B. Business Overview” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”
D.    Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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
When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions. We consider an estimate to be critical if it involves a significant degree of judgment, is inherently uncertain, and changes in the estimate or its underlying assumptions are reasonably likely to have a material effect on our financial statements. The accounting policies that we believe involve our most significant, difficult or subjective estimates are discussed below. For a complete description of our significant accounting policies, see "Part III, Item 18, Note 2. Summary of Significant Accounting Policies" to our consolidated financial statements.
Revenue Recognition
We recognize revenue when control of promised goods or services is transferred to our customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. Revenue recognition involves judgment in identifying performance obligations, estimating stand‑alone selling prices, and estimating variable consideration. These judgments affect the timing of revenue recognition and, in certain cases, the allocation of revenue among reporting periods. While management believes its estimates and assumptions are reasonable and consistent with historical experience, actual results could differ if customer behavior, product offerings, pricing strategies, or market conditions change. Management monitors these estimates on an ongoing basis and updates them as new information becomes available.
Our arrangements include (i) sales of hardware and proprietary embedded firmware, (ii) separately priced SaaS subscriptions bundled with certain hardware (e.g., ActivPanel 10), and (iii) enhanced warranties sold to end users. The amounts and timing of revenue depend on judgments about variable consideration and the allocation of transaction price to distinct performance obligations.
We estimate variable consideration using the expected value method, constrained to amounts not probable of significant reversal, based on historical rebate experience and expected future sales trends on a customer-by-customer basis. We establish stand‑alone selling prices using observable prices when available or cost‑plus analyses. For freight we act as principal and recognize revenue when the third‑party logistics provider takes possession.
We provide a standard assurance type warranty on all hardware and record a warranty liability for expected costs at the time of sale based on historical failure rates, repair/replacement cost experience, and the expected pattern of spend over the warranty term. Actual claims experience may differ from our estimates and could impact margins in future periods.

Evaluation of long-lived assets, goodwill, and indefinite-lived intangible assets for impairment
Long‑lived assets, other than goodwill and indefinite‑lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from future undiscounted cash flows expected to be generated by that asset group. We perform our annual impairment assessments for goodwill and indefinite-lived intangible assets as of December 31 and between annual tests if a triggering event occurs. As part of these impairment assessments, we have the option to assess the qualitative factors in determining whether it is more likely than not that a potential impairment exists, which can be used as a basis for determining whether it is necessary to perform a quantitative impairment test. When a quantitative test is determined necessary, these analyses compare the carrying value of our reporting unit for goodwill and the carrying value of our indefinite-lived intangible asset, respectively, to their estimated fair value. These evaluations require significant judgment because key inputs into these evaluations depend on forward-looking assumptions and market inputs that are inherently uncertain.
Our impairment analyses require significant judgments about future revenues, cash flows, discount rates, long-term growth rates and margins, and for the indefinite-lived tradename assumed royalty rates. Our fair value estimates are sensitive to: (i) the weighted average cost of capital (which reflects premiums in market interest rates and business specific risk); (ii) long-term revenue and margin (including assumed customer demand and adoption rates and product pricing); and (iii) a terminal growth consistent with long-term market expectations. For indefinite-lived intangible assets evaluated under an income approach, the assumed royalty rate and discount rate are particularly sensitive drivers of value.
As of December 31, 2025, we estimated the reporting unit’s fair value using the income approach (discounted cash flow) and concluded that fair value exceeded carrying value, which was negative. Accordingly, no goodwill impairment was recognized. We also tested our indefinite-lived tradename as of December 31, 2025 using an income approach (relief from royalty) and concluded its fair value exceeded its carrying amount. While fair value exceeded the carrying value, the margin of headroom has narrowed relative to recent years. As a result, relatively minor adverse changes in assumptions or market conditions could result in an impairment in a future period. Refer to "Part III, Item 18, Note 7. Goodwill and Intangible Assets" to our consolidated financial statements for additional discussion regarding the impairment assessment performed at December 31, 2025.
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
Valuation of embedded derivative
Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date. The fair value of the Embedded Derivative was calculated using a with and without method at the end of each reporting period using a Monte Carlo simulation model that used various assumptions related to the term of the underlying agreement, ADS price, expected volatility, risk-free interest rate, and credit risk adjusted rate.
Changes in share price, expected volatility, risk free rates, or our credit risk adjusted discount rate can materially affect the derivative’s fair value and, therefore, produce earnings volatility from period to period.

Valuation allowance for deferred tax assets
We recognize deferred tax assets and liabilities for the future tax consequences of temporary differences and carryforwards and records a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires significant judgment and involves weighing objective negative evidence (such as cumulative losses in the relevant jurisdiction) against positive evidence (such as recent profitability, forecasted future taxable income, reversal patterns of temporary differences, and feasible tax planning strategies). Because the analysis relies on forward looking assessments that can change as new information becomes available, different conclusions could materially affect our income tax expense and effective tax rate in the period of change.
As of December 31, 2025, management assessed the available positive and negative evidence in evaluating the realizability of our existing deferred tax assets. Two significant pieces of objective negative evidence identified were the cumulative pre-tax losses in the U.S. and U.K. in recent years, and the continued decline in sales in 2025 due to reduced customer demand. Such objective evidence limits the ability to consider more subjective evidence, such as projections for future improved operating results. On the basis of this evaluation, management has maintained a full valuation allowance against these U.S. and U.K. deferred tax assets, due to the uncertainty regarding their realizability.
As of December 31, 2025, management determined that there is sufficient positive evidence to conclude that it is more likely than not that our deferred taxes outside the U.S. and U.K. are realizable and no valuation allowance has been recorded on those deferred tax assets.
If events occur in the future that improve the certainty of realization for those deferred assets for which a valuation allowance is recorded as of December 31, 2025, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced. The valuation allowance has no impact on our tax loss carryforwards position for tax purposes, and if we generate taxable income in future periods, we will be able to use our tax loss carryforwards to offset taxes due at that time. Refer to "Part III, Item 18, Note 13. Income Taxes" to our consolidated financial statements for additional discussion.
Provision for Warranty Costs
We provide warranties with our hardware products to assure customers that the products conform to agreed-upon specifications and are free of defects. Our warranty liability reflects management’s best estimate of the future costs to service outstanding warranty obligations for units already sold. The estimation involves assessing multiple factors that are inherently uncertain, including: (i) historical product failure rates, stratified by product line, generation, and warranty term; (ii) expected future failure patterns, which may differ from historical experience due to new product introductions, component changes, evolving usage patterns, or shifts in customer environments; (iii) average repair or replacement costs, including labor, materials, logistics, and third-party service costs; and (iv) the timing profile of expected warranty expenditures over multiyear warranty periods.
Because warranty obligations extend over several years and are influenced by technology cycles and market use conditions, actual outcomes may differ from management’s assumptions. For example, higher than expected failure rates for recently introduced hardware models, changes in supplier defect trends, or variability in component costs could result in adjustments to the liability, which would be recognized in earnings in the period identified.
Although our estimation process incorporates historical data and known product quality trends, changes in key assumptions could materially affect the warranty liability and associated expense. Management reviews the underlying assumptions each reporting period and updates the estimate as new information becomes available.
Other Accounting Estimates
Other significant accounting estimates not involving the same level of measurement uncertainties as those discussed above are nevertheless important to an understanding of our consolidated financial statements. Policies related to impairment of obsolete and slow-moving inventories, valuation of assets acquired and liabilities assumed in business combinations, and legal reserves require judgments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
Arthur Giterman	45	Chief Executive Officer, Chief Financial Officer and Director
Michael Strand	60	Chief Revenue Officer
Lance Solomon	56	Chief Product Officer
Allyson Krause	56	Executive Vice President & General Counsel
Dr. Simon Leung Lim Kin	71	Chairman of the Board and Director
Robin Mendelson	59	Director
Denise Merle	62	Director
Joel A. Getz	61	Director
Arthur Giterman has served as our Chief Executive Officer and as a Director since April of 2025 and as our Chief Financial Officer since December 2023. Previously, Mr. Giterman served as Chief Financial Officer of Promethean since May of 2023. Mr. Giterman has over 20 years of experience in financial, strategic, and operational leadership at high-growth global technology companies. Prior to Promethean, Mr. Giterman most recently held the role of CFO of Aptean, a global provider of targeted ERP, supply chain management, and compliance solutions. Prior to that, Mr. Giterman held the role of SVP of Finance & Chief Accounting Officer at Nuance Communications (NASDAQ: NUAN), a market leader in the speech recognition and conversational AI space. Prior to joining Nuance Communications, Mr. Giterman held accounting and operation management roles at ART Technologies, Inc. Mr. Giterman began his career at PricewaterhouseCoopers LLP., where he served clients in the Audit and Business Advisory Services groups. Mr. Giterman holds a B.S. in Accounting from Bentley University.
Michael Strand has served as our Chief Revenue Officer since December 2024. He is a seasoned global sales and go-to-market leader who leverages his extensive experience in the SaaS, cloud, ProAV, and enterprise applications sectors to drive revenue growth and optimize business performance. Prior to joining the Company, from June 2021 to April 2023, Mr. Strand served as Chief Revenue Officer at Diversified, a leading global audio visual and broadcast/media consultancy and systems integrator, where he played a pivotal role in restructuring and streamlining go to market processes, resulting in significant growth and efficiency improvements. From 2015 to 2021, he served as Senior Vice President, Global Sales and Marketing at Hitachi Solutions America, Ltd., where he led the company's accelerated global expansion and developed its go to market model, making Hitachi Solutions one of the fastest-growing, globally-recognized Dynamics 365 cloud channel partners. Prior to that, Mr. Strand spent over two decades at Microsoft Corp. in various leadership and channel-led roles, most recently as Regional Area Leader of Microsoft’s Business Solutions unit for Southeast Asia, Australia, and New Zealand, and the Western U.S. He holds a Bachelor of Science Degree in Communication, Journalism, and Related Programs from Washington State University.
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
Simon Leung Lim Kin has served as a Director and our Chairman of the Board since December 2023. Since March of 2015, Dr. Leung has served as Vice Chairman and as an Executive Director of NetDragon Websoft Holdings Limited, a publicly traded company listed on the Hong Kong Stock Exchange (0777.HK). Dr. Leung has been responsible for the planning, consolidation and operation of the education business of NetDragon in the PRC and the development of the online education business overseas. Dr. Leung has over 30 years of experience in both information technology and telecommunications industries. From 2005 to 2008, Dr. Leung served as the president of Motorola Asia-Pacific, a company principally engaged in the production of data communication and telecommunication equipment, where he was primarily responsible for the overall strategic planning and implementation in the Asia-Pacific region. From 2008 to 2012, Dr. Leung was the chief executive officer of Microsoft Greater China region, a company principally engaged in developing, manufacturing, licensing and sales of software products, where he was primarily responsible for overseeing overall business operations and for developing and implementing a regional strategy. Prior to joining NetDragon, Dr. Leung also held management roles at various educational institutions or corporations engaging in the education business. From 2009 to 2010, he was the governor of the Upper Canada College, an educational institution, where he was primarily responsible for establishing and directing policy for the college and overseeing its financial affairs. In 2012, Dr. Leung was the chief executive officer of Harrow International Management Services Limited, a company principally engaged in the management of Harrow International Schools, where he was responsible for the development of new Harrow International Schools and education services in Asia. Since June of 2015, Dr. Leung has served as a non-executive director and member of the compensation committee of PuraPharm Corporation Limited, a private company engaged in the manufacture and sale of Chinese healthcare products to retail customers. Dr. Leung received his Bachelor of Arts Degree and a Doctorate in Laws from the University of Western Ontario, Canada in 1978 and 2005 respectively and a Doctorate In Business Administration from Hong Kong Polytechnic University in 2007.
Robin Mendelson has served as a Director of the Company since December 2023. Ms. Mendelson is a seasoned executive and board director with over 25 years of experience in building and leading high-growth technology-enabled businesses in the U.S. and internationally. From 1999 to 2019, Ms. Mendelson held leadership positions at Amazon, overseeing multibillion-dollar business portfolios. During her tenure at Amazon, she also led a global technology platform and expanded international business units for Amazon in France. Ms. Mendelson’s e-commerce experience encompasses finance leadership, where among other roles, she led finance for Amazon’s Worldwide Digital Products Group during the successful launch of the Kindle e-reader, Prime Video, and other transformative digital media products. Ms. Mendelson currently serves as Chairman of the Board (and as a member of the compensation, audit and disclosure committees) of Articore Group Lts. (ASX: ATG), which operates an online marketplace that facilitates the sale of art and design products in Australia and the U.S., Mainstay, which is an AI enhanced software developer and Acadeum, which offers colleges and universities a network and technology platform to expand academic portfolios with in-demand certifications, courses, programs, and degrees. Ms. Mendelson is a Trustee of Rainier Prep. Ms. Mendelson holds a Bachelor’s degree from Duke University and a Master of Business Administration from Yale University School of Management.

Denise Merle has served as a Director of the Company since December 2023. Ms. Merle has been Senior Vice President and Chief Administration Officer at Weyerhaeuser Company, a global leader in sustainable forestry, natural climate solutions and wood products manufacturing since February 2018. Prior to this role, Ms. Merle held a variety of progressive leadership roles, including serving as Senior Vice President of human resources and investor relations, head of finance and human resources for Weyerhaeuser’s $2 billion lumber business, and head of Internal Audit, risk management and enterprise planning. Ms. Merle has successfully led multiple transformational projects and initiatives, including the $8 billion integration of Weyerhaeuser and Plum Creek; the redesign of all executive compensation programs to drive financial performance, align with shareholder interests and ensure market competitiveness; and work to accelerate the company’s DEI efforts through establishing an executive diversity council, revamping company employee resources groups, and communicating regularly on inclusion topics through an internal blog. Ms. Merle also serves on the Board of Directors for Compass Minerals International, Inc. (NYSE: CMP). Ms. Merle has a BS Degree in Accounting from Pacific Lutheran University and an MBA with international studies from Seattle University, and she is a Certified Public Accountant.
Joel A. Getz has served as a Director of the Company since September 2017. Mr. Getz is now the deputy dean for Alumni, Development, and Special Initiative at the Yale School of Management. He also serves as an independent director of Luckin Coffee Inc. (OTC: LKNCY) since December 2022, a director and the board secretary of The Stephan Co. (OTC: SPCO) since February 2017 and March 2017, respectively, and the board trustee of New England Innovation Academy since February 2020. Prior to that, Mr. Getz served in various development capacities for non-profit organizations in New York and California and was president of the Mayor’s Fund to Advance New York City. From 1990 to 1997, Mr. Getz was the president and co-founder of Rim Pacific, a manufacturing and distribution firm focusing on art reproductions. Mr. Getz received his B.A. from Harvard University.
There are no family relationships among any of our executive officers or directors.
B.    Compensation
Executive Officers
For the fiscal year ended December 31, 2025, the aggregate cash compensation paid to our five current and three former executive officers in 2025 was approximately $10.0 million. In addition to salary and benefits, this amount includes (i) an aggregate of approximately $0.9 million paid to three current and one former executive officer that was previously earned in prior years pursuant to the long term incentive plan that Promethean had in place prior to the Merger (the “Legacy Plan”), (ii) an aggregate of $1.0 million paid to one current and one former executive officer related to a previously agreed transformation bonus payable under such executive’s employment agreement upon the completion of our Merger and (iii) an aggregate of $5.2 million paid to four current and two former executive officers, paid as a retention bonus.
During 2025, four current and one former executive officer received an aggregate of 481,546 ADSs upon the vesting of restricted stock units (“RSUs”) granted under our Equity Incentive Plan (the Equity Incentive Plan"), having an aggregate value of approximately $0.4 million on the applicable vesting dates.
During 2025, in addition to the cash compensation disclosed above, we also paid an aggregate of approximately $3.3 million in cash to three former executive officers in connection with the termination of their employment with the Company.
During 2025, we awarded our five executive officers (i) RSUs under our Equity Incentive Plan, representing an aggregate of 1,375.630 ADSs, valued at approximately $1.5 million in the aggregate on the date of the grant and (ii) cash awards in the aggregate amount of approximately $2.3 million, both of which vest in accordance with their applicable award agreement.
During 2025, we awarded one of our executive officers (i) RSUs representing an aggregate of 657,534 ADSs, valued at approximately $0.5 million on the date of the grant and (ii) a cash award in the amount of approximately $0.7 million, both of which vest in accordance with their applicable award agreement. This same executive officer also received a cash transformation award in the amount of $0.3 million which vests in accordance with its terms.

During 2025, we awarded three of our executive officers cash retention awards in the aggregate of approximately $0.8 million which vest in accordance with their respective terms.
During the first quarter of 2026, we paid our current executive officers aggregate cash consideration of approximately $2.0 million for certain awards and bonuses previously earned which included (i) an aggregate of approximately $0.6 million paid to certain of our executive officers that was previously earned in prior years under the Legacy Plan, (ii) an aggregate of approximately $0.8 million pursuant to cash awards awarded during 2025, and (iii) an aggregate of $0.6 million paid to two executive officers, related to cash awards granted in 2025.
During the first quarter of 2026, our current executive officers received an aggregate of 624,488 ADSs upon the vesting of RSUs, having an aggregate value of $0.3 million on the applicable vesting date.
Directors
For the fiscal year ended December 31, 2025, the aggregate cash compensation paid to our four current and two former non-employee directors in 2025 was approximately $1.8 million. Additionally, during 2025, our four current and two former non-employee directors received an aggregate of 274,223 ADSs upon the vesting of RSUs granted under our Equity Incentive Plan, having an aggregate value of approximately $0.2 million on the applicable vesting dates.
During 2025, we awarded our four current and two former non-employee directors (i) RSUs under our Equity Incentive Plan, representing an aggregate of 468,468 ADSs, valued at approximately $0.5 million in the aggregate on the date of the grant and (ii) cash awards in the aggregate amount of approximately $0.8 million, both of which vest in accordance with their applicable award agreement.
During the first quarter of 2026, we paid cash compensation in the aggregate of approximately $0.1 million in board fees to our four current and two former non-employee directors for services rendered during the fourth quarter of 2025. Additionally, we paid cash compensation in the aggregate of approximately $0.1 million to three of our current non-employee directors pursuant to a cash award awarded in 2025.
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
Equity Incentive Plan
In January 2024, our Board approved the Mynd.ai Equity Incentive Plan, which we refer to as the “Equity Incentive Plan”. The Equity Incentive Plan provides eligible participants with compensation opportunities that will support the achievement of the Company’s performance objectives, align the interests of eligible participants with those of the Company’s shareholders, and attract, retain and motivate eligible participants critical to the long-term success of the Company and its subsidiaries.

Under the Equity Incentive Plan, awards may be granted to officers, employees and consultants of the Company or any of our affiliates. The Equity Incentive Plan will be administered by the Company’s Compensation Committee which shall have the full power and authority to, among other things, select eligible participants, grant awards in accordance with the Equity Incentive Plan, determine the number of shares subject to each award or the cash amount payable in connection with an award and determine the terms and conditions of each award. Awards may be granted in the form of stock or share options, restricted shares, RSUs, stock or share appreciation rights, performance stock or shares, performance stock or share units and other awards. The maximum aggregate number of ordinary shares that is initially authorized for issuance under the Equity Incentive Plan is 54,777,338, together with a corresponding number of American Depositary Shares. The number of ordinary shares available for issuance under the Equity Incentive Plan will also include an automatic annual increase on the first day of each fiscal year beginning in 2025, equal to five percent (5%) of the total number of our ordinary shares outstanding, on a fully diluted basis, on the last day of our immediately preceding fiscal year. Pursuant to this annual increase, an additional 28,374,850 and 27,731,110 ordinary shares became available for issuance under the Equity Incentive Plan on January 1, 2026 and 2025, respectively. The Board has the authority to amend, suspend or terminate the Equity Incentive Plan. No amendment, suspension or termination will be effective without the approval of the Company’s shareholders if such approval is required under applicable laws, rules and regulations.
During 2025, we awarded RSUs under the Equity Incentive Plan to certain of our officers, directors and employees, representing an aggregate of 25,016,320 ordinary shares. The RSUs are subject to vesting periods as set forth in the corresponding award agreements and shall, unless otherwise provided therein, be forfeited if the recipient shall cease performing services for the Company. As of the date of this Annual Report, there are an aggregate of 19,831,220 ordinary shares (1,983,122 ADSs) underlying outstanding awards under the Equity Incentive Plan, which have not yet vested.
C.    Board Practices
Board of Directors
Our board of directors presently consists of five directors. None of our non-employee directors has a service contract with us that provides for benefits upon termination of service.
Director Independence
Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a relationship with us that could interfere with such director’s ability to exercise independent judgment in carrying out the responsibilities of a director. As a result of this review, our board of directors determined that Denise Merle, Robin Mendelson and Joel Getz, representing three of our five directors, are “independent directors” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and corporate governance rules of the NYSE (collectively, the "Listing Standards"). In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director.
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
The Compensation Committee is composed of Robin Mendelson, Denise Merle and Joel Getz, with Ms. Mendelson serving as chair. Each member of our Compensation Committee is a non-employee director (within the meaning of Rule 16b-3 under the Exchange Act) and our Board has determined that each member of the Compensation Committee meets the definition of “independent director” for purposes of serving on the Compensation Committee under SEC Rules and the Listing Standards of the NYSE. Our Board has adopted a written charter for the Compensation Committee, which is available on our website at: www.mynd.ai under Governance. The information on our website is not intended to form a part of or be incorporated by reference into this Annual Report.
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
The Nominating and Corporate Governance Committee is composed of Dr Simon Leung and Arthur Giterman, with Dr. Leung serving as chair. The NYSE Listed Company Manual requires that with respect to the Nominating Committee, such committee be comprised solely of independent directors or by a majority of the independent directors. With respect to this requirement, we have elected to adopt the practices of our home country, the Cayman Islands, which does not require our Nominating Committee to be comprised solely of or by a majority of independent directors. Our Board has adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our website at: www.mynd.ai under Governance. The information on our website is not intended to form a part of or be incorporated by reference into this Annual Report.

D.    Employees
As of December 31, 2025, 2024, and 2023, we had a total of 371, 505, and 1,365 employees, respectively. The decrease in the number of employees from 2024 to 2025 is primarily attributable to the strategic restructuring of our business while the decrease in the number of employees from 2023 to 2024 primarily reflects the disposition of our early childhood education business in Singapore in October 2024, during which a significant number of teaching staff and other staff in operated learning centers ceased to be our employees. As of December 31, 2025, approximately 139 of our employees were located in the U.S. and approximately 232 of our employees were located outside of the U.S.
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
None.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table sets forth information with respect to beneficial ownership of our ordinary shares as of April 30, 2026, except otherwise noted, by:
•each of our executive officers;
•each of our non-employee directors:
•our executive officers and non-employee directors as a group; and
•each person known to us to beneficially own 5% or more of our ordinary shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of the ownership of the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. The calculations of percentage ownership in the table below are based on 471,446,050 ordinary shares outstanding as of April 30, 2026.
Unless otherwise indicated, the address of each person named below is c/o Mynd.ai, Inc., 4550 North Point Parkway, Suite 370, Alpharetta, Georgia, 30022.

Name	Number of Ordinary Shares	Percent
Executive Officers:
Arthur Giterman	4,468,480	*
Allyson Krause	1,924,590	*
Lance Solomon	1,160,960	*
Ronan O’Loan	938,680	*
Michael Strand	616,190	*
Non-Employee Directors:
Dr. Simon Leung	19,098,187	4.1%
Joel A. Getz	895,500	*
Denise Merle	895,500	*
Robin Mendelson	895,500	*
Executive Officers and Non-Employee Directors as a Group (9 persons):	30,893,587	6.6%
5% or Greater Shareholders:
NetDragon Websoft Holdings Limited	338,243,483(1)	71.7%
Nurture Education Cayman Limited	59,135,640(2)	11.1%
Ascendent Rainbow (Cayman) Limited	63,720,276(3)	12.0%
*Less than 1%
(1) Represents ordinary shares held directly by NetDragon WebSoft, Inc. (“ND BVI”), a wholly-owned subsidiary of NetDragon Websoft Holdings Limited (“NetDragon”). NetDragon has the power to vote and dispose of the ordinary shares held by ND BVI. NetDragon has an address at Units 2001-05 & 11, 20/F. Harbour Centre, 25 Harbour Road, Wan Chai, Hong Kong.
(2) Represents ordinary shares issuable upon conversion of certain convertible promissory notes, in the aggregate principal amount of $71.8 million, made by the Company in favor of the holder. The holder has an address at c/o Ascendent Capital Partners (Asia) Limited, Suite 3501, 35/F, Jardine House 1 Connaught Place, Central, Hong Kong.
(3) Includes ordinary shares issuable upon conversion of certain convertible promissory notes, in the aggregate principal amount of $71.8 million, held by Nurture Education Cayman Limited, an affiliate of Ascendent Rainbow (Cayman) Limited. The holder has an address at Suite 3501, 35/F, Jardine House 1 Connaught Place, Central, Hong Kong.
We have one class of ordinary shares and each holder of our ordinary shares is entitled to one vote per ordinary share. As of April 30, 2026, there were 151 record holders of our ordinary shares. As set forth above, by virtue of the ownership of 71.7% of our ordinary shares by ND BVI, we are indirectly controlled by NetDragon.
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

The Note bears (i) cash interest at the rate of 5.00% per annum and (ii) PIK interest at the rate of 5.00% per annum payable by issuing additional notes (such additional notes, together with the Note issued on the Closing Date, the “Notes”). On the Closing date, we delivered a 12-month cash interest payment to the Holder for the first years’ interest. Both the cash interest and PIK interest will be paid semiannually. Upon the continuation of an Event of Default as defined in the Notes, the Notes shall become immediately due and payable and all unpaid principal, together with all accrued and unpaid interest and the applicable Make Whole Premium (as defined in the Notes), shall be due and payable. If any amount payable under the Notes is not paid on its due date, an additional 2.00% per annum will be added to the cash interest rate. The Notes will mature on December 13, 2028, unless earlier converted, redeemed or repurchased. The Notes are convertible at the option of the Holder at any time until the outstanding principal amount (including any accrued and unpaid interest) has been paid in full. Subject to the terms of the Notes, the Holder may elect to receive our ADSs in lieu of ordinary shares upon conversion of the Notes. Presently, the aggregate principal amount of outstanding Notes is $71.8 million.
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
Commercial Agreements with NetDragon Affiliates.
On January 14, 2026, we entered into an Inventory Management and Consultancy Agreement (the "Inventory Agreement") with NetDragon, our majority shareholder. Under this agreement: (a) NetDragon will assume initial payment responsibility for invoices issued by our hardware suppliers, subject to a revolving cap of $50 million; (b) we will reimburse NetDragon within 365 days of our receipt of the related inventory, together with simple interest at 3% per annum; (c) the agreement has an initial term of three years and automatically renews annually unless terminated with six months’ notice; and (d) if NetDragon does not make a supplier payment when due, we remain responsible to ensure payment is made in accordance with supplier terms. The agreement also provides for certain supply‑chain consulting services by a designated NetDragon employee to support pricing negotiations and cost-reduction initiatives.
Effective January 1, 2024, Best Assistant Education Online Limited, a controlled subsidiary of NetDragon, assigned its rights under certain independent contractor agreements that we are a party to, to Elernity Limited (“Elernity”), also a controlled subsidiary of NetDragon. Pursuant to these independent contractor agreements, Elernity and its affiliates provide certain technological design, development and programming services to us in connection with a variety of our products. For the year ended December 31, 2025, we incurred approximately $0.7 million in fees under this agreement. Due to changes in our product development strategies implemented in 2025, we are not anticipating incurring costs under this agreement in future years.
We have also entered into certain distribution agreements with Elernity, pursuant to which we have granted certain distribution rights to Elernity for our products in Saudi Arabia and Cameroon. For the year ended December 31, 2025, we received approximately $0.2 million from Elernity under these agreements.
Effective January 1, 2024, the Company and Promethean entered into a certain Agreement Relating to Accounting Services with NetDragon, pursuant to which we have agreed to assist NetDragon with certain of its financial reporting requirements. The agreement, as amended to date, provides that NetDragon will make the following payments to us in consideration of services rendered by us under the agreement: (i) $0.8 million annually for costs related to certain administrative, accounting, and financial services, (ii) effective January 1, 2025, $1.0 million annually for costs incurred by us in connection with our current annual audit, and (iii) reimbursement of actual costs incurred by us in connection with any complex accounting issues that may arise that, for NetDragon’s reporting purposes, must be analyzed under IFRS accounting standards. For the year ended December 31, 2025, we were entitled to receive $1.8 million under this agreement which was offset against monies we owed to Elernity under our independent contractor agreements described above in this Item 7B.
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
B.    Significant Changes
Except as otherwise disclosed in this Annual Report, we are not aware of any significant changes that have occurred since December 31, 2025.
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
Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradeable on an established securities market in the U.S., (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on New York Stock Exchange will generally be considered to be readily tradable on an established securities market in the U.S. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

You may also view our filings made with the SEC on our website at www.mynd.ai. Upon receiving a request from any shareholder or bondholder who wishes to receive a hard copy of the Company’s complete audited financial statements, the Company will furnish such audited financial statements free of charge. Such request may either be directed to Mynd.ai, Inc., 4550 North Point Parkway, Suite 370, Alpharetta, Georgia, 30022, Attn: General Counsel or to investorrelations@mynd.ai. Information contained in our website is not a part of, nor incorporated by reference into, this Annual Report or our other filings with the SEC, and should not be relied upon.
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
Interest Rate Risk
We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Our exposure to changes in interest rates is limited. The convertible note issued in late 2023 bears interest at a fixed rate for its full five-year term and therefore does not expose us to variability in cash flows or earnings due to changes in market interest rates.
As of December 31, 2025, we had an outstanding balance of $4.5 million, including principal and interest of $3.0 million and $1.5 million, respectively, under our revolving line of credit with Bank of America, which bears interest at a variable rate. As discussed in "Item 5.B—Liquidity and Capital Resources", we expect to repay the remaining outstanding balance under this facility in the first half of 2026 and are in the process of terminating the arrangement. Accordingly, we do not expect changes in market interest rates to have a material impact on our operating results or financial condition.
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
For the year ended December 31, 2025, sales denominated in foreign currencies were approximately 36% of total revenue. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. These foreign currencies primarily consist of the Pound sterling and Euro. For the twelve months ended December 31, 2025, a hypothetical 10% change in these foreign currencies would have increased or decreased our revenue by approximately $6.0 million. Actual gains and losses in the future may differ materially from the hypothetical gains and losses discussed above based on changes in the timing and amount of foreign currency exchange rate movements.
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
Tariffs
We actively monitor trade policy and tariff announcements between the U.S. and other countries throughout the world which could result in the imposing of new and/or additional tariffs. We evaluate the potential impact of any such tariffs on our business and financial condition, and we consider actions we may take to mitigate the impact. In addition, we monitor the potential impact, if any, of actions taken by these countries in response to these tariffs. There can be no assurance that the future imposition of any tariffs, changes thereto or potential actions taken by countries in response to the tariffs will not have a material adverse effect upon our results of operations, financial condition, or liquidity in any period, or that any actions we take to mitigate the impact of the tariffs will be effective.

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
Fees and Other Payments Made by the Depositary to Us
The depositary may reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, by making available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2025, we did not receive reimbursement from the depositary.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A.     Defaults
None.
B.    Arrears and Delinquencies
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2025. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives of ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer, who is also our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures, and is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. There is no assurance that our disclosure controls and procedures will operate effectively under all circumstances. Because of material weaknesses in our internal control over financial reporting as described below, our Chief Executive Officer, who also serves as our Chief Financial Officer, concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective.
Our management, including our Chief Executive Officer, who also serves as our Chief Financial Officer, has concluded that, notwithstanding the material weaknesses in our internal control over financial reporting, the consolidated financial statements in this Annual Report on Form 20-F fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.
Previously Disclosed Material Weaknesses
In connection with the audit of the consolidated financial statements as of and for the year ended December 31, 2023, management identified material weaknesses in our internal control over financial reporting, which remain unremediated as of December 31, 2025. The material weaknesses identified are noted below:
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
•We did not design and maintain effective information technology ("IT") general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain: (1) program change management controls to ensure that program and data changes are identified, tested, authorized, and implemented appropriately; (2) user access controls to ensure appropriate segregation of duties that adequately restrict user and privileged access to appropriate personnel; (3) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and (4) program development controls to ensure that new software development is tested, authorized and implemented appropriately.
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
Our remediation efforts have been hindered by the structural transformation plans we implemented in 2025 across our senior leadership team, our product developments strategies, and our go-to-market approach. Not only did these plans take focus away from our remediation of the above identified material weaknesses, these transformations included cost optimization decisions which reduced overall employee headcount and eliminated certain general and administrative expenses, thus limiting the resource available for our remediation efforts.
We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting, or that they will prevent or avoid potential future material weaknesses. As management continues to evaluate and work to improve our internal control over financial reporting, we may determine it necessary to take additional measures or modify the remediation plan described above. Even after we effect our remediation plan, the material weaknesses cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.
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
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on its assessment, our management, including our Chief Executive Officer, who also serves as our Chief Financial Officer, has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to material weaknesses in our internal control over financial reporting, as discussed above in "Item 15A Disclosure Controls and Procedures."
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, Deloitte & Touche LLP and its associated entities, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2025	2024
	(in thousands of US$)
Audit fees (1)	$1,749	$2,005
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	20
	$1,749	$2,025
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
January 2, 2025 - January 8, 2025	52,965 ADS	$2.02 per ADS	52,965 ADS	$9,560,576
Total	52,965 ADS	$2.02 per ADS	52,965 ADS	$9,560,576
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.
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
The NYSE Listed Company Manual requires an annual meeting of shareholders to be held no later than one year after the end of the fiscal year. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require an annual meeting of shareholders to be held annually. Accordingly, we presently do not intend to hold an annual meeting of shareholders in 2026. We may, however, hold annual meetings of shareholders in the future.
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
Risk management and strategy
We recognize the critical importance of developing, implementing, and maintaining appropriate cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. Accordingly, we engage in continuous and ongoing efforts to safeguard our information systems and protect the confidentiality, integrity and availability of our data.
Managing Material Risks and Integrating Cybersecurity Risk with Overall Risk Management
We maintain cybersecurity policies and procedures that are designed to identify, protect from, detect, respond to, and recover from cybersecurity threats and risks, and protect the confidentiality, integrity, and availability of our information systems, including the personal information residing on such systems. We take a risk-based approach to cybersecurity, which begins with the identification and evaluation of cybersecurity risks or threats that could affect our operations, our legal or regulatory compliance obligations, our reputation or our finances. Cybersecurity risks are identified, and risk mitigation strategies are developed and implemented, based on the specific nature of the identified cybersecurity risks and our determination as to the potential threat of the identified risks. These strategies include, among others, software updates and changes, bug fixes, the application of our cybersecurity policies and procedures, implementation of administrative, technical, and physical data security controls, data segregation and access controls, and employee training, education, and awareness initiatives.
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

Risks from Cybersecurity Threats
To date, we have not identified any cybersecurity threats that have materially affected, or are reasonably likely to have a material effect on, our operations or financial condition.
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
Management’s Role Managing Risk From Cybersecurity Threats
Our management team plays a critical role in our risk management activities including our cybersecurity risk management activities. Designated employees perform duties relating to personal data privacy, data security, and cybersecurity, and are actively involved in assessing and managing personal data privacy and cybersecurity risks. These employees have the necessary education and certifications, relevant previous work experience, and training, including ongoing training on current and emerging cybersecurity risks, to perform their assigned duties in these areas. Collectively, these employees work with our management team to implement cybersecurity policies, programs, procedures, and strategies to mitigate such risks.
Our management team engages in a range of cybersecurity risk mitigation activities including, for example, the adoption and implementation of policies and procedures to identify threats, deployment of security architectures, delivery of required cybersecurity training for all employees, and maintenance of a data security incident response plan. Our management team has instructed other team members to conduct tests to identify, classify, prioritize, remediate, and mitigate vulnerabilities. In addition, our management team meets with team members regularly to, among other things, endeavor to identify cybersecurity threats and to provide guidance as to strategy.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
AUDITED CONSOLIDATED FINANCIAL INFORMATION OF MYND.AI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Mynd.ai, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Mynd.ai, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
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
Impairment Evaluation of Indefinite Lived Intangible Assets — Refer to Note 2 & Note 7
Critical Audit Matter Description
The Company’s evaluation of the indefinite-lived intangible asset (tradename) for impairment involves the comparison of the estimated fair value of the tradename to its carrying amount. In estimating the fair value of the tradename, the Company uses a relief from royalty income-based method, which requires management to estimate forecasts of revenue, royalty rates, and discount rates. The tradename balance was $36 million as of December 31, 2025. The estimated fair value of the tradename exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.

We identified management’s estimation of the fair value of the tradename as a critical audit matter because of the significant estimates and assumptions management makes to estimate its fair value and the sensitivity of the estimates to the determination of fair value. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to forecasts of revenues, discount rate, and royalty rate.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the forecasts of revenues, discount rate, and royalty rate, included the following, among others:
•We evaluated the reasonableness of management's projections by comparing the projections to:
◦historical results
◦budget approved by management and the Company’s board of directors
◦information included in industry reports and certain of its peer companies
◦Internal communications to management and the board of directors
•We evaluated the competency and objectivity of management's expert engaged by the Company to assist in the determination of fair value using the relief from royalty valuation method.
•With the assistance of our fair value specialists, we evaluated the reasonableness of management's valuation methodology and significant assumptions by:
◦Evaluating the reasonableness of the discount rate and royalty rate by comparing the underlying source information to publicly available market data and verifying the accuracy of the calculations.
◦Evaluating the appropriateness of the valuation method used by management and testing the mathematical accuracy.

/s/ DELOITTE & TOUCHE LLP
Seattle, Washington
May 28, 2026
We have served as the Company's auditor since 2022.

Mynd.ai, Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	As of December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$18,481	$75,317
Accounts receivable, net of allowance for credit losses of $614 and $211, respectively	24,849	30,506
Inventories	29,713	28,638
Prepaid expenses and other current assets	7,971	11,601
Due from related parties	3,095	1,561
Total current assets	84,109	147,623

Non-current assets:
Goodwill	44,961	44,130
Property, plant, and equipment, net	11,767	14,595
Intangible assets, net	36,185	39,521
Right-of-use assets, net	2,073	3,448
Deferred tax assets, net	87	34
Other non-current assets	3,345	3,268
Total non-current assets	98,418	104,996

Total assets	182,527	252,619

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	37,947	40,485
Accrued expenses and other current liabilities	34,836	45,959
Loans payable, current	2,897	10,931
Contract liabilities	12,272	11,281
Accrued warranties	15,918	15,749
Lease liabilities, current	1,011	1,047
Due to related parties	5,343	4,621
Total current liabilities	110,224	130,073

Non-current liabilities:
Loans payable, non-current	61,083	58,077
Loans payable, related parties, non-current	—	5,006
Contract liabilities, non-current	17,971	18,581
Lease liabilities, non-current	1,751	2,761
Deferred tax liabilities	9,000	9,756
Total non-current liabilities	89,805	94,181

Total liabilities	200,029	224,254

Commitments and contingencies (Note 11)

Shareholders’ equity (deficit):
Ordinary shares par value of $0.001; 990,000,000 shares authorized. 465,868,720 shares issued and 462,192,400 shares outstanding as of December 31, 2025. 456,477,820 shares issued and 454,958,590 shares outstanding as of December 31, 2024. 10,000,000 shares, $0.001 par value, without designation; none authorized, issued and outstanding as of December 31, 2025 and 2024.	465	456
Treasury shares, at cost, 3,676,320 and 1,519,230 shares, respectively	(454)	(342)
Additional paid-in capital	487,481	479,480
Accumulated other comprehensive income	3,648	3,344
Accumulated deficit	(508,642)	(454,573)
Total shareholders’ (deficit) equity	(17,502)	28,365

Total liabilities and shareholders’ equity	$182,527	$252,619

See accompanying notes to the consolidated financial statements.

Mynd.ai, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Year Ended December 31,
	2025	2024	2023
Revenue	$167,931	$267,381	$411,757
Cost of revenue	132,643	201,140	311,272
Gross profit	35,288	66,241	100,485
Operating expenses, net:
General and administrative	26,514	33,427	30,964
Research and development	12,828	25,253	34,604
Sales and marketing	38,915	42,115	51,477
Transaction-related costs	304	—	19,288
Restructuring and other expenses	6,823	3,484	10,195
Total operating expenses	85,384	104,279	146,528
Operating loss	(50,096)	(38,038)	(46,043)

Other income (expense):
Interest expense	(10,050)	(10,371)	(4,658)
Interest income	827	2,659	223
Gain on embedded derivative	2,777	11,389	432
Other income (expense)	2,087	(1,384)	1,598
Total other (expense) income	(4,359)	2,293	(2,405)

Net loss from continuing operations, before income taxes	(54,455)	(35,745)	(48,448)
Income tax benefit (expense)	384	(68,732)	9,658
Net loss from continuing operations	(54,071)	(104,477)	(38,790)
Income (loss) from discontinued operations, net of tax	—	8,725	(605)
Net loss	(54,071)	(95,752)	(39,395)
Net (loss) income from discontinued operations attributable to non-controlling interests	—	(33)	33
Net (loss) income attributable to non-controlling interests	—	(33)	33

Net loss from continuing operations attributable to ordinary shareholders	(54,071)	(104,477)	(38,790)
Net income (loss) from discontinued operations attributable to ordinary shareholders	—	8,758	(638)
Net loss attributable to ordinary shareholders	$(54,071)	$(95,719)	$(39,428)

Net (loss) income per ordinary share
From continuing operations: Basic and Diluted	$(0.12)	$(0.23)	$(0.09)
From discontinued operations: Basic and Diluted	$—	$0.02	$—
Total basic and diluted	$(0.12)	$(0.21)	$(0.09)

Weighted average shares outstanding used in calculating net (loss) income per share: Basic and diluted	456,830,533	456,471,923	427,986,755
See accompanying notes to the consolidated financial statements.

Mynd.ai, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,
	2025	2024	2023
Net loss	$(54,071)	$(95,752)	$(39,395)
Other comprehensive loss, net of tax of nil:
Change in foreign currency translation reserve	212	497	(1,033)
Release of foreign currency translation reserve to net loss as a result of disposition	—	(566)	—
Total comprehensive loss	(53,859)	(95,821)	(40,428)
Less: comprehensive income attributable to non-controlling interest	—	67	33
Comprehensive loss attributable to Mynd.ai Inc.	$(53,859)	$(95,888)	$(40,461)
See accompanying notes to the consolidated financial statements.

Mynd.ai, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(in thousands, except for share and per share data)

	Common Stock		Treasury Stock				Accumulated	Total Mynd.ai Shareholders'	Non-controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	APIC	AOCI	Deficit	Equity (Deficit)	Interest	Equity (Deficit)
Balance, January 1, 2023	426,422,220	$426	—	$—	$448,065	$4,546	$(319,426)	$133,611	$—	$133,611
Net (loss) income	—	—	—	—	—	—	(39,428)	(39,428)	33	(39,395)
Foreign currency translation	—	—	—	—	—	(1,033)	—	(1,033)	—	(1,033)
Contributions from Controlling Shareholder	—	—	—	—	2,707	—	—	2,707	—	2,707
Acquisition of business	30,055,600	30	—	—	22,818	—	—	22,848	1,856	24,704
Balance, December 31, 2023	456,477,820	456	—	—	473,590	3,513	(358,854)	118,705	1,889	120,594
Net loss	—	—	—	—	—	—	(95,719)	(95,719)	(33)	(95,752)
Foreign currency translation	—	—	—	—	—	397	—	397	100	497
Disposition of subsidiary	—	—	—	—	—	(566)	—	(566)	(1,956)	(2,522)
Share-based compensation	—	—	—	—	3,698	—	—	3,698	—	3,698
Share repurchase	—	—	(1,519,230)	(342)	—	—		(342)	—	(342)
Forgiveness of related party payables	—	—	—	—	2,412	—	—	2,412	—	2,412
Other equity adjustments	—	—	—	—	(220)	—	—	(220)	—	(220)
Balance, December 31, 2024	456,477,820	456	(1,519,230)	(342)	479,480	3,344	(454,573)	28,365	—	28,365
Net loss	—	—	—	—	—	—	(54,071)	(54,071)	—	(54,071)
Foreign currency translation	—	—	—	—	—	212	—	212	—	212
Share-based compensation	—	—	—	—	2,883	—	—	2,883	—	2,883
Vested share-based compensation, net of shares withheld for taxes	9,390,900	9	—	—	(221)	—	—	(212)	—	(212)
Share repurchase	—	—	(529,650)	(110)	—	—	—	(110)	—	(110)
Forgiveness of related party payables	—	—	—	—	5,217	—	—	5,217	—	5,217
Warrant issued	—	—	—	—	212	—	—	212	—	212
Other equity adjustments	—	—	(1,627,440)	(2)	(90)	92	2	2	—	2
Balance, December 31, 2025	465,868,720	$465	(3,676,320)	$(454)	$487,481	$3,648	$(508,642)	$(17,502)	$—	$(17,502)

See accompanying notes to the consolidated financial statements.

Mynd.ai, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(54,071)	$(95,752)	$(39,395)
Loss (income) from discontinued operations, net of tax	—	(8,725)	605
Net loss from continuing operations	(54,071)	(104,477)	(38,790)
Adjustments to reconcile net loss from continuing operations to net cash (used in) provided by operating activities:
Depreciation and amortization	8,995	5,698	4,973
Deferred taxes	(807)	67,669	(10,828)
Non-cash lease expense	1,509	1,737	1,958
Non-cash interest expenses	5,831	4,844	325
Gain on embedded derivative	(2,777)	(11,389)	(432)
Share-based compensation	2,883	3,698	—
Amortization of RDEC credit	(1,886)	(1,182)	(839)
Accrued tax credit RDEC	—	—	(1,732)
Net realizable value adjustments to inventory	825	—	4,630
Write-off of prepaid subscriptions	—	—	5,668
Loss on disposal of property, plant and equipment	260	—	—
Other	93	90	71
Change in operating assets and liabilities:
Accounts receivable	14,404	33,365	(679)
Inventories	(924)	25,251	54,734
Prepaid expenses and other assets	4,309	1,270	(5,482)
Prepaid subscriptions	—	—	1,632
Due from related parties	(1,534)	533	482
Accounts payable	(3,813)	(17,675)	(23,651)
Accrued expenses and other liabilities	(17,822)	(2,439)	(1,329)
Accrued warranties	(305)	(2,037)	3,883
Due to related parties	722	1,491	1,083
Contract liabilities	4	(5,743)	6,966
Lease obligations - operating leases	(1,399)	(1,579)	(1,903)
Net cash (used in) provided by operating activities - continuing operations	(45,503)	(875)	740
Net cash (used in) provided by operating activities - discontinued operations	—	1,661	(3,098)
Net cash (used in) provided by operating activities	(45,503)	786	(2,358)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(94)	(1,283)	(389)
Internal-use software development costs	(2,511)	(8,465)	(4,434)
Repayment of loan receivable, related party	—	—	8,019
Proceeds from disposition of GEH Singapore	—	20,000	—
Acquisition of businesses, net of cash	—	—	10,375
Net cash (used in) provided by investing activities - continuing operations	(2,605)	10,252	13,571
Net cash provided by (used in) investing activities - discontinued operations	—	(5,942)	5,763
Net cash (used in) provided by investing activities	(2,605)	4,310	19,334

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Revolver	(16,000)	(38,000)	(80,300)
Debt issuance costs paid	—	(90)	—
Proceeds from Revolver	8,000	17,000	62,000
Proceeds from convertible note	—	—	64,884
Contingent consideration payments	—	(1,007)	(2,174)
Repayment of Paycheck Protection Program Loan	(82)	(192)	(192)
Proceeds from NetDragon group loans	—	—	219
Share repurchase	(110)	(342)	—
Taxes withheld and paid related to net share settlement of share-based compensation awards	(221)	—	—
Net cash (used in) provided by financing activities - continuing operations	(8,413)	(22,631)	44,437

Net change in cash	(56,521)	(17,535)	61,413

Cash and cash equivalents, beginning of year	75,317	91,784	29,312
Exchange rate effects	(315)	1,068	1,059

Cash and cash equivalents, end of year	$18,481	$75,317	$91,784

Supplemental disclosure of non-cash investing and financing activities transactions:
Continuing operations:
Convertible notes issued in exchange for accrued PIK interest	$3,458	$3,309	$—
Decrease in goodwill due to measurement period adjustments relating to business acquisition, net	$—	$1,228	$—
Lease assets acquired in exchange for lease liabilities	$102	$2,838	$—
Forgiveness of related party payables	$5,217	$2,412	$—
Noncash consideration transferred for acquisition of businesses	$—	$—	$22,848
Noncash consideration transferred for asset acquisition	$212	$—	$—
Discontinued operations:
Lease assets acquired in exchange for lease liabilities	$—	$5,044	$—

Supplemental disclosure of cash transactions:
Cash paid for interest	$3,458	$5,387	$5,223
Cash received for tax refunds, net	$1,357	$1,397	$914

See accompanying notes to the consolidated financial statements.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

Note 1.    Organization
Mynd.ai, Inc. ("the Company"), a Cayman Islands company, provides global, end-to-end, learning solutions and collaboration tools to help teachers, schools, students, and professionals realize their greatest potential. The Company generates substantially all of its revenue through Promethean World Limited and its consolidated subsidiaries ("Promethean"). The Company's global headquarters is in Alpharetta, Georgia, U.S., and it conducts its business through its various subsidiaries throughout the world, with operations principally focused in the U.S., Europe, and the U.K.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and follow the requirements of the Securities and Exchange Commission (the “SEC”) for annual reporting for a foreign private issuer.
Discontinued Operations
When the Company has sold or abandoned a business component that represents a strategic shift with a major effect on the Company’s operations and financial results, it classifies that business component as a discontinued operation and retrospectively presents discontinued operations for the comparable periods. The post-tax income, or loss, of discontinued operations are shown as a single line on the face of the consolidated statements of operations. The disposition of the discontinued operation would also result in a gain or loss upon final disposition. Unless otherwise indicated, amounts provided in the notes to the consolidated financial statements pertain to continuing operations. Refer to Note 20. Discontinued Operations for details related to prior-period discontinued operations.
Basis of Consolidation
The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and its partially owned subsidiaries and non-controlling interests. All intercompany balances and transactions have been eliminated in consolidation.
As of December 31, 2025, the Company has no non‑controlling interests outstanding; the non‑controlling interest related to the Global Eduhub Holdings Limited and subsidiaries business ("GEH Singapore"), which was sold in 2024 (see Note 20. Discontinued Operations).
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

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Liquidity and Capital Resources
As of December 31, 2025, the Company had $18,481 in cash and cash equivalents, negative net working capital of $26,115 and used $45,503 in cash to fund its operations for the year ended December 31, 2025.
Due to recent adverse market conditions faced by the Company, management implemented initiatives designed to increase revenue, reduce costs, and reduce our cash used in operations in future years. Specifically, during 2025, the Company (i) made changes to its executive management team; (ii) launched several new hardware products and entered into new hardware and software partnerships; (iii) transformed its product development strategy to decrease the length of time between product launches; and (iv) simplified and aligned its global go-to-market approach to focus on our relationships with its channel distributors and significant resellers. These initiatives reduced total employee headcount from 505 as of December 31, 2024 to 371 as of December 31, 2025, which resulted in non-recurring restructuring costs of $6,375. These initiatives also resulted in a reduction of previously recurring operating expenses.
On January 14, 2026, the Company entered into an Inventory Management and Consultancy Agreement (the "Inventory Agreement") with NetDragon Websoft Holdings Limited ("NetDragon"), a related party and the Company's majority shareholder, under which (i) NetDragon assumes initial payment responsibility for hardware supplier invoices, subject to a $50,000 revolving cap and (ii) a designated NetDragon employee will provide supply-chain consulting services to the Company. The Company is obligated to reimburse NetDragon within 365 days of inventory receipt, together with simple interest at 3% per annum. If the NetDragon consultant fails to achieve the agreed upon target in cost reductions in any calendar year, the Company will be entitled to a credit in the amount of all interest paid to NetDragon during the preceding calendar year. The agreement has an initial three‑year term and automatically renews for successive one‑year periods unless terminated with six months’ prior written notice. If NetDragon fails to make timely payment to any supplier, the Company remains responsible to ensure payment per the supplier’s terms. The Inventory Agreement is the instrument through which NetDragon has committed to provide the necessary funds so that the Company can meet its business commitments and obligations for a period of at least 12 months from the date these consolidated financial statements have been issued.
The Company believes the combination of: (i) the operational plans implemented in 2025 discussed above; (ii) the Inventory Agreement described above; and (iii) its existing sources of liquidity, including expected future cash flows from operations, will allow the Company to fund operating and capital needs for at least the next 12 months from the date these consolidated financial statements have been issued. Accordingly, the consolidated financial statements have been prepared on a going concern basis. As noted above, the Company’s ability to satisfy its short‑term payment obligations is highly reliant on NetDragon’s ongoing funding of supplier invoices pursuant to the Inventory Agreement. Absent this support, the Company’s existing cash resources may be insufficient to meet near‑term operating requirements.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2025 and 2024, the Company had no cash equivalents.
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

Mynd.ai, Inc.
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
The allowance for credit losses as of December 31, 2025, 2024, and 2023 was as follows:

	December 31,
	2025	2024	2023
Balance at beginning of period	$211	$2,599	$2,970
Adjustments and provision for estimated credit losses	808	—	(371)
Write-offs and collections of accounts receivable	(427)	(2,379)	—
Foreign currency adjustments	22	(9)	—
Balance at end of period	$614	$211	$2,599
Inventories
Inventories are valued at the lower of cost or net realizable value ("NRV"). The Company measures the cost of inventories based on the first-in, first-out method. Inventory costs include expenditures incurred in acquiring the inventories, production or conversion costs, as well as other costs incurred in bringing them to their existing location and condition. The Company periodically makes judgments and estimates regarding the future utility and carrying value of inventory. The carrying value of inventory is periodically reviewed and impairments, if any, are recognized when the expected NRV is less than the carrying value. Inventory is comprised of finished products intended for sale.
Goodwill
Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is carried at cost, less any impairment. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment by applying a fair value-based test.
Intangible Assets
Intangible assets, which consist of patents and developed technology, are stated at cost less accumulated amortization. For finite-lived intangible assets, amortization is generally recorded on a straight-line basis over estimated useful lives ranging from two to ten years. The Company periodically reviews the estimated useful lives of intangible assets and adjusts them when events indicate that a shorter life is appropriate.
Indefinite-lived intangible assets are not subject to amortization. Each reporting period, the Company evaluates whether events and circumstances continue to support an indefinite useful life. If an indefinite-lived intangible asset is subsequently determined to have a finite useful life, it is amortized prospectively over its estimated remaining useful life.

Mynd.ai, Inc.
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
Factors that the Company considers in deciding when to perform an impairment review include significant changes in the Company’s forecasted projections for the asset or asset group for reasons including, but not limited to, significant underperformance of a product in relation to expectations, significant changes or planned changes in the Company’s use of the assets, significant negative industry or economic trends, and new or competing products that enter the marketplace. The recoverability test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset group to the carrying value of that asset group. If impairment is indicated, the asset is written down by the amount by which the carrying amount of the asset exceeds the related fair value of the asset, with the related impairment charge recognized within the statements of operations.
Indefinite-lived intangible assets are tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The Company has the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the indefinite lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative impairment test. If the Company determines that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then a quantitative impairment test is performed. Impairment tests are performed, at a minimum, on December 31st each year.
The Company uses an income approach (generally the relief from royalty method) to determine the estimated fair value of its indefinite-lived intangible assets in concluding whether the fair value of these indefinite-lived intangible assets exceeded their carrying amounts. If the fair value exceeds the carrying amount, then no impairment is recognized. If the carrying amount exceeds the fair value calculated, then an impairment charge is recognized for the difference. The impairment review requires the Company to make judgments in determining various assumptions with respect to revenues, growth rates, royalty rates, and discount rates, which are classified as Level 3 fair value inputs. The judgments made in determining the estimated fair value of an indefinite-lived intangible asset can materially impact the Company’s financial condition and results of operations.
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
The Company may use the income approach (utilizing future estimated discounted cash flows) or the market approach (utilizing revenue multiples of guideline public companies with similar operations and economic characteristics) or a combination of both to determine the estimated fair value of reporting units in determining whether the fair value of its reporting units exceeded their carrying amounts. If the fair value exceeds the carrying amount, then no impairment is recognized. If the carrying amount exceeds the fair value calculated, then an impairment charge is recognized for the difference. The impairment review requires the Company to make judgments in determining various assumptions with respect to revenues, operating margins, growth rates, discount rates, and market multiples of comparable companies, which are classified as Level 3 fair value inputs. The judgments made in determining the estimated fair value of a reporting unit can materially impact the Company’s financial condition and results of operations.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Right-of-use Assets and Lease Liabilities
The Company has entered into lease agreements for certain facilities, vehicles, and equipment, which provide the right to use the underlying asset and require lease payments over the term of the lease. At inception, the Company determines if an arrangement is a lease and then classifies leases as operating or finance at commencement. The Company does not have any financing leases. Operating leases are presented as right-of-use (“ROU”) assets, and the corresponding lease liabilities are included in operating lease liabilities, current and operating lease liabilities, non-current on the Company’s consolidated balance sheets. ROU assets represent the Company's right to use an underlying asset, and lease liabilities represent the Company's obligation for lease payments in exchange for the ability to use the asset for the duration of the lease term.
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
ROU assets and lease liabilities are recognized at commencement date and determined using the present value of the future minimum lease payments over the lease term. The Company uses an incremental borrowing rate based on estimated rate of interest for collateralized borrowing since the Company's leases do not include an implicit interest rate. The estimated incremental borrowing rate considers market data, the economic environment of the jurisdiction where the lease is located, and the lease term at commencement date. The lease term may include options to extend when it is reasonably certain that the Company will exercise that option. The Company recognizes operating lease expense on a straight-line basis over the lease term. ROU assets are reviewed for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable.
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

Mynd.ai, Inc.
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
Fair Value Measurements
In estimating fair value, the Company uses market-observable inputs to the extent they are available. In certain cases where observable market data is not available, the Company may engage third-party qualified valuation specialists to assist in determining fair value. Fair value measurements that rely on less observable or unobservable inputs require a higher degree of judgment. The valuation hierarchy is composed of three levels as described below:
Level 1 - Unadjusted, quoted prices listed on active market markets for identical assets or liabilities.
Level 2 - Direct or indirect observable market-based inputs, such as quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3 - Unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.
The level within the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Accordingly, the degree of judgment exercised by management is greatest for instruments categorized within Level 3 of the fair value hierarchy.
The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, due from related parties, and current related party loans payable approximate their fair values because of their short-term nature. The derivative liability associated with the Company’s convertible note is remeasured at fair value at each reporting date and is classified as Level 3 in the fair value hierarchy (see Note 10. Debt).
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

Mynd.ai, Inc.
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
During the years ended December 31, 2025, 2024 and 2023, the Company expensed transaction-related and abandoned deal costs of $304, nil and $19,288, respectively, in the consolidated statements of operations.
Transactions that do not meet the definition of a business under U.S. GAAP are accounted for as asset acquisitions. The cost of an asset acquisition is measured by the consideration given (including equity instruments issued) and transaction costs and is allocated to the identifiable assets acquired, typically on a relative fair value basis.
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
Warrants
Warrants that are indexed to the Company’s own stock and meet equity classification criteria are recorded in additional paid‑in capital ("APIC") at their grant‑date fair value and are not remeasured subsequently. If a warrant’s terms require liability classification (e.g., due to cash settlement features, price protections, or other provisions that preclude equity classification), the instrument is initially recognized at fair value as a liability and remeasured at fair value at each reporting date, with changes recognized in earnings.
Share-based Compensation
The Company grants share-based payment awards, primarily in the form of restricted stock units ("RSUs") and stock options, to employees, executives, and non-employee directors. The grant-date fair value of such awards is recognized ratably over the related vesting period. The Company's RSUs are assigned a grant date fair value equal to the fair market value of the underlying stock on the grant date less present value of expected dividends. The Company accounts for forfeitures as they occur.
Treasury stock
The Company accounts for treasury stock under the cost method.

Mynd.ai, Inc.
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
The Company provides customers with certain of its proprietary software on a no-cost basis with the purchase of its ActivPanel hardware products. The Company considers this hardware and software to be highly interdependent and highly interrelated. As a result, the Company considers the hardware and proprietary software to represent a combined performance obligation and recognizes revenue when control of the combined performance obligation has passed to the customer.
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

Mynd.ai, Inc.
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
Software-as-a-Service ("SaaS")
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
The Company provides term-limited Promethean ActivSuite SaaS subscriptions with the sale of its ActivPanel 10 hardware product. The Company views these term-limited subscriptions as a separate performance obligation and, as a result, recognizes revenue based on the estimated stand-alone selling price of the service over the term of the subscription.
Future Unspecified Software Upgrade Rights
As part of the sale of certain of its hardware products, the Company provided the right for the customer to receive, on a when-and-if-available basis, future unspecified software upgrades relating to the software bundled with each such hardware device. The customer for future unspecified software upgrade rights was the end user. Because the Company lacked observable prices for the undelivered performance obligations, the allocation of revenue was based on the Company's estimated stand-alone selling prices using the cost-plus margin approach. Allocated revenue for the future unspecified software upgrade rights were recorded in the consolidated balance sheet as contract liabilities and were recognized in the consolidated statements of operations on a straight-line basis over the period that the software upgrades were provided.
In 2025, upon the launch of Active Panel 10, the Company ceased providing unspecified upgrade rights in its contracts with customers. As of December 31, 2024, all such revenue had been fully recognized, and no amounts remained recorded as contract liabilities on the consolidated balance sheet.
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
Practical Expedients
In applying ASC 606, the Company elected the following practical expedients: (i) sales taxes and other similar taxes collected from customers are excluded from the transaction price; and (ii) incremental costs of obtaining a contract are expensed as incurred when the amortization period of the asset that would otherwise have been recognized is one year or less.

Mynd.ai, Inc.
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
When the Company enters into contracts whereby the Company will transfer cash or a credit note to a customer when a rebate has been achieved, the Company estimates the amount of consideration to which it will be entitled. When the Company enters into contracts with certain of its distributor and reseller partners where the sales price of the products or services transferred is not fixed at the time revenue is initially recognized, but is rather subsequently determined by the price at which the distributor or reseller sells the products or services to the end consumer, the Company estimates the amount of consideration to which it will be entitled. These estimates are measured at each reporting date and are made using the expected value method based on historical rebate experience and expected future sales trends on a customer-by-customer basis. For contracts involving the achievement of a rebate, the estimates are resolved when the rebate period has concluded (for example, one year for an annual volume rebate). For contracts where the sales price is not fixed at the time revenue is initially recognized, the estimates are generally resolved within 90 days of recognizing the initial revenue. Because these contracts contain elements of variable consideration, the Company only includes this variable consideration in its transaction price when there is a basis to reasonably estimate the amount of consideration to which the Company expects to ultimately be entitled, and it is probable there will not subsequently be a significant reversal of revenue previously recognized.
Provision for Warranty Costs
The Company provides customers of its hardware products with warranties to assure the product complies with agreed upon specifications and is free of defects. Refer to the Warranty Revenue portion of the Revenue Recognition section above for additional details. The Company records a liability based on its best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Factors used in estimating the warranty liability include a history of units sold and units under warranty that have failed, average cost incurred to repair/replace units under warranty, and a profile of the distribution of warranty expenditures over the warranty period. Actual claims incurred could differ from estimates, requiring adjustments to the liabilities.
Cost of Revenue
Cost of revenue consists primarily of inventory costs, cost of delivering training services, depreciation of property, plant and equipment, freight, warehousing, and warranty costs associated with the Company’s hardware products, as well as third-party hosting and processing fees associated with online third-party sales platforms. In addition, logistic and operations employee costs, as well as an allocation of related depreciation and office space cost, are also included in cost of revenue. Finally, amortization of acquired intangible assets directly associated with the Company’s products and services is also included in cost of revenue.
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
Research and Development Expenses
Research and development expenses consist primarily of salaries, employee benefits, and other compensation for employees engaged in research and development, as well as the costs for subscriptions and professional services utilized by these employees.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Sales and Marketing Expenses
Selling and marketing expenses consist primarily of salaries, employee benefits, and other compensation for employees engaged in sales and marketing activities, as well as the costs of media advertising, promotions, trade shows, and seminars.
Advertising Expense
Advertising costs are expensed as incurred. Advertising costs of $3,682, $3,711, and $7,208 for the years ended December 31, 2025, 2024, and 2023, respectively, were included in sales and marketing expenses on the consolidated statements of operations.
Other Income (Expense)
Other income (expense) consists primarily of interest expense, interest income, gain on embedded derivative, and other income (expense), which includes foreign currency transaction adjustments.
Restructuring and Other Expenses
The Company records costs to exit or restructure certain activities of existing operations or operations of a recently acquired company are accounted for as termination and exit costs pursuant to ASC 420, Exit or Disposal Cost Obligations. A liability for costs associated with an exit or disposal activity is recognized and measured at its fair value in the consolidated statements of operations in the period in which the liability is incurred. Other costs associated with restructuring programs, such as lease‑related impairment charges, are recognized in accordance with other relevant U.S. GAAP guidance.

	December 31,
	2025	2024	2023
Severance costs	$6,375	$3,484	$4,527
Office closures and other costs (1)	448	—	—
Write-off of prepaid subscriptions (2)	—	—	5,668
Restructuring and other expenses	$6,823	$3,484	$10,195
(1) Includes office-closure related costs and a non-cash impairment charge related to the sublease of the Company's Seattle office lease. Refer to Note 9. Leases for additional information.
(2) Represents the write-off of prepaid subscriptions pursuant to a distribution and master services agreement, as these prepaid subscriptions were deemed not recoverable through future sales activity.
The Company had $293, $547, and nil in accrued severance costs for the years ended December 31, 2025, 2024, and 2023, respectively.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when the Company determines it is more likely than not that some portion or all deferred tax assets in a given jurisdiction will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Company as enacted by the relevant tax authorities.

Mynd.ai, Inc.
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
Functional Currency
The Company considers the U.S. dollar to be its functional currency, as it is the currency of the primary economic environment in which the Company operates.
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
Segment Reporting
The Company determines its reportable segments in accordance with ASC 280, Segment Reporting. The Company determines its reportable segments by first identifying its operating segments. An operating segment is a component of the Company that (a) engages in business activities from which it may recognize revenue and incur expenses, (b) its operating results are regularly reviewed by the chief operating decision maker (“CODM”) in making decisions about resources to be allocated to the segment and assessing its performance, and (c) its discrete financial information is available. The Company's CODM has been identified as its Chief Executive Officer.
Income or Loss Per Share
Basic income or loss per share is computed by dividing net income from continuing operations available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential of shares of common stock outstanding during the period using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of RSUs), and convertible debt, using the if-converted method. Earnings per share excludes all potential dilutive shares of common stock if their effect is anti-dilutive. An anti-dilutive impact is an increase in earnings per share or a reduction in net loss per share resulting from the conversion or exercise of certain securities. The Company uses loss from continuing operations as the “control number” or benchmark to determine whether potential common shares are dilutive or anti-dilutive.
Recently Adopted Accounting Standards
In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhanced the required annual disclosures related to the effective income tax rate reconciliation and to income taxes paid by requiring greater disaggregation and a more prescriptive presentation. We adopted this guidance on a retrospective basis for the annual period ending December 31, 2025. While the adoption of this guidance has resulted in additional disclosures related to income taxes, it did not have a material impact on our consolidated financial statements. Refer to Note 13. Income Taxes for additional information related to our income tax disclosures.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Recently Issued Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 will require more detailed information about the types of expenses in commonly presented income statement captions such as “Cost of revenue” and “Selling, general and administrative expenses”. In January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) to clarify the effective date of ASU 2024-03. The new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact that this change will have on its consolidated financial statements and disclosures.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). ASU 2025-05 simplifies the application of the Current Expected Credit Loss (“CECL”) model for short-term assets. The update provides a practical expedient allowing entities to assume that current economic conditions at the balance sheet date will remain constant over the remaining short life of accounts receivable and contract assets, rather than requiring complex macroeconomic forecasting. The new guidance is effective for annual reporting periods beginning after December 15, 2025. The Company anticipates that adopting this accounting pronouncement will not have a material impact on its consolidated financial statements and disclosures.
In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software ("ASU 2025-06"). ASU 2025-06 will improve the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods, including methods that entities may use to develop software in the future. The new guidance is effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods with early adoption permitted. The Company is currently evaluating the impact that this change will have on its consolidated financial statements and disclosures.
In December 2025, the FASB also issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements ("ASU 2025-11"). ASU 2025-11 update results in a comprehensive list of interim disclosures and includes a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The new guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that this change will have on its consolidated financial statements and disclosures.
Note 3. Acquisition and Disposition
Merlyn Mind Asset Acquisition
On September 9, 2025, the Company acquired certain intellectual property relating to an artificial intelligence ("AI") voice and remote control technology from Merlyn Mind, Inc., including software, patents, and related know-how. The transaction was accounted for as an asset acquisition. Total consideration was $212 based on the fair value of an equity-classified warrant issued to the seller. The amount was allocated to a single acquired intangible asset, included in patent and developed technology within Intangible assets, net on the consolidated balance sheets, and is being amortized over an estimated three-year useful life. Refer to Note 14. Shareholders' Equity (Deficit) for additional details related to the warrant.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Disposition of GEH Singapore
On October 2, 2024, the Company completed the sale (the "Disposition") of all of the Company's holdings of capital stock in GEH Singapore, constituting 85% of the total equity ownership of GEH Singapore prior to the Disposition, for cash consideration of $20,000, pursuant to the terms of a written agreement dated October 1, 2024 between the Company and an entity controlled by the former minority owner of GEH Singapore prior to the Disposition. Prior to the Disposition, GEH Singapore was considered one of the Company's two reportable segments and was composed of Singapore-based kindergarten and student care services.
In applying FASB ASC 205-20 Presentation of Financial Statements - Discontinued Operations ("ASC 250") and ASC 360 Property, Plant, and Equipment ("ASC 360"), the Company determined this sale represented a strategic shift with a major effect on the Company’s operations and financial results, and as a result, the GEH Singapore segment has been presented as discontinued operations and excluded from both continuing operations and segment results for all periods presented. The results of GEH Singapore, including the gain on disposition, were instead presented as discontinued operations in the consolidated statements of operations for the years ended December 31, 2024 and 2023. The cash flows from the GEH Singapore segment were presented as cash flows from discontinued operations within the consolidated statements of cash flows for the year ended December 31, 2024 and 2023. The Company has not historically allocated any general corporate overhead to the GEH Singapore segment. Refer to Note 20. Discontinued Operations for additional details.
The following table details the net assets that were transferred as a part of this 2024 disposition.

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

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
During 2024, the Company recognized a gain of $9,255 on the disposition, which was included in Income (loss) from discontinued operations, net of tax in the consolidated statements of operations. The following table summarizes the computation of the gain realized from the disposition:

Cash received	$20,000
Net assets sold	(13,267)
Non-controlling interest	1,956
Other comprehensive income	566
Gain on disposition	$9,255
Note 4. Revenue Recognition
Revenue
Sales of hardware and accessories as well as revenue from coordination of freight for our customers is recognized at a point in time. Services include enhanced warranty and training revenue and are recognized over time. Revenue from SaaS and revenue from future software upgrade rights are also recognized over time.
The following table presents the Company’s revenue disaggregated based on the revenue source and the timing of revenue recognition:

	Year Ended December 31,
	2025	2024	2023
Revenue from hardware, proprietary embedded firmware and accessories	$155,873	$245,585	$394,667
Revenue from services	7,434	7,391	8,991
Revenue from SaaS	4,624	4,768	5,379
Revenue from software upgrade rights	—	9,637	2,720
Total revenue	$167,931	$267,381	$411,757
Revenue disaggregation
The following table presents the Company’s revenue disaggregated based on geographic location of customers:

	Year Ended December 31,
	2025	2024	2023
United States	$107,546	$179,810	$292,584
Rest of World (1)	60,385	87,571	119,173
Total revenue	$167,931	$267,381	$411,757
(1) For the year ended December 31, 2025, no individual foreign country exceeded 10% of total revenue in the Company's consolidated statements of operations. For the years ended December 31, 2024 and 2023, revenue from Germany of $35,137 and $46,152, respectively, exceeded 10% of total revenue.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Contract liabilities

	December 31,
	2025	2024
Deferred revenue: enhanced warranties	$18,617	$21,090
Deferred revenue: SaaS	8,989	6,078
Deferred revenue: other services	2,637	2,694
Total contract liabilities	$30,243	$29,862
The contract liabilities listed above represent deferred revenue associated with sales of enhanced warranties, SaaS, and services such as training revenue. The deferred revenue amounts included as contract liabilities represent the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially satisfied) as of each balance sheet date. These performance obligations are expected to be satisfied as follows:

	Enhanced warranties	SaaS services	Other services
2026	$6,008	$3,627	$2,637
2027	4,911	1,789	—
2028	3,897	1,413	—
2029	2,421	1,114	—
2030	960	924	—
Thereafter	420	122	—
Total contract liabilities	$18,617	$8,989	$2,637
During the years ended December 31, 2025, 2024, and 2023, the Company recognized $11,281, $14,004, and $10,148, respectively, in revenue that was included in contract liabilities as of January 1, 2025, 2024 and 2023, respectively.
The Company did not have any contract assets as of or for the years ended December 31, 2025 and 2024.
Note 5. Segment and Entity-wide Disclosures
Segment reporting
For all periods presented in these consolidated financial statements, the Company and the Company’s Chief Operating Decision Maker ("CODM"), which remains its Chief Executive Officer, review the Company’s operations and manage its business as a single operating segment and reporting segment. The financial information provided to the CODM is presented in the same level of detail as the consolidated balance sheet and consolidated statement of operations included in these consolidated financial statements.
The CODM uses net income to assess performance and make decisions regarding resource allocation for the Company.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Entity-wide disclosures
The table below reflects the Company's geographic distribution of property, plant, and equipment, net and ROU assets, net as of the following balance sheet dates:

	December 31,
	2025	2024
United Kingdom	$10,832	$13,652
United States	2,175	3,113
Rest of World	833	1,278
Total	$13,840	$18,043
Note 6. Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:

	December 31,
	2025	2024
Current tax assets	$2,925	$4,583
Prepaid expenses	1,862	3,395
Others	3,184	3,623
Prepaid expenses and other current assets	$7,971	$11,601
Note 7. Goodwill and Intangible Assets
Goodwill and Indefinite-Lived Intangible Assets
The following table presents the changes in the gross carrying amount of goodwill and other indefinite lived intangible assets for the periods presented:

	Goodwill	Tradename
Balance, December 31, 2023	$46,924	$35,997
Measurement period adjustments	(1,228)	—
Foreign currency adjustments	(119)	—
Disposition of GEH Singapore	(1,447)	—
Balance, December 31, 2024	44,130	35,997
Foreign currency adjustments	831	—
Balance, December 31, 2025	$44,961	$35,997
As of December 31, 2025, the Company’s reporting unit had a negative carrying value. Goodwill of $44,961 was allocated to this reporting unit, which is included in the Company’s single reportable segment. The Company performed its annual goodwill impairment test as of December 31, 2025, and no impairment was recognized, as the reporting unit’s estimated fair value exceeded its carrying amount. Refer to the Impairment Assessment section below for additional details.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Finite-Lived Intangible Assets
The components of finite-lived intangible assets are as follows:

	December 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (Years)
Patent and developed technology	$37,515	$(37,327)	$188	2.67

	December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (Years)
Customer relationships	$10,514	$(10,514)	$—	0.00
Patent and developed technology	37,312	(33,980)	3,332	0.84
Tradename	570	(394)	176	0.92
Non-compete agreements	54	(38)	16	0.92
Finite-lived intangible assets	$48,450	$(44,926)	$3,524	0.84
During the years ended December 31, 2025, 2024 and 2023, intangible assets amortization expense of $3,537, $4,166 and $4,223, respectively, related to continuing operations was included in cost of revenue on the Company’s consolidated statements of operations.
During the year ended December 31, 2025, the Company’s finite‑lived tradename and non-compete agreements became fully amortized and were written off. The following table outlines the estimated future amortization expense related to the remaining finite-lived intangible assets:

For The Year Ending December 31,
2026	$71
2027	71
2028	46
Total	$188
Impairment Assessment
The observed downward trend, relative to recent prior years, in education technology customer demand throughout all of the key markets in which the Company operates, together with other adverse conditions, led the Company to conclude that a triggering event had occurred as of December 31, 2025. As a result, the Company evaluated its finite‑lived long‑lived assets for recoverability and performed quantitative impairment assessments of its goodwill and indefinite‑lived intangible asset. The Company performed the following analyses:
(i) A recoverability test to compare the sum of the undiscounted cash flows expected to be generated from the use of the finite-lived long-lived asset group to its carrying amount. Based on this analysis, the Company concluded that the undiscounted cash flows exceeded the carrying amount of the asset group, and therefore the finite-lived long-lived assets were recoverable as of December 31, 2025.
(ii) A quantitative impairment analysis to estimate the fair value of its reporting unit using the income approach. The results of this analysis indicated that the estimated fair value of the reporting unit exceeds its carrying amount and therefore goodwill was not impaired as of December 31, 2025.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
(iii) A quantitative impairment analysis of its indefinite-lived intangible asset as of December 31, 2025 using the relief-from-royalty method. Based on this analysis, the Company concluded that the estimated fair value exceeded the carrying amount, and therefore the indefinite-lived intangible assets was not impaired.
The Company's estimate of the fair value of its intangible assets is based on assumptions and estimates, including future forecasted revenues, that are subject to change. Due to unfavorable market conditions, the excess of estimated fair value over carrying amount has decreased as of December 31, 2025 and no longer substantially exceeds its carrying amount. Accordingly, relatively minor adverse changes in key assumptions could result in an impairment charge in future periods.
Note 8.    Property, Plant, and Equipment, net
Property, plant and equipment, net consist of the following:

	December 31,
	2025	2024
Buildings	$245	$338
Plant and machinery	523	2,213
Leasehold improvements	285	285
Computer and office equipment	13,139	16,896
Furniture and fixtures	1,451	1,696
Internal use software	15,259	11,311
Construction and software development in progress	1,256	2,853
	32,158	35,592
Less: Accumulated depreciation	(20,391)	(20,997)
Property, plant and equipment, net	$11,767	$14,595
During the years ended December 31, 2025, 2024, and 2023, the Company recorded depreciation expense in the Company’s consolidated statements of operations as follows:

	December 31,
	2025	2024	2023
Depreciation expense included in:
Cost of revenue	$4,979	$943	$160
General and administrative	146	153	147
Research and development	126	198	199
Sales and marketing	207	238	244
Depreciation expense included within continuing operations	$5,458	$1,532	$750
Note 9. Leases
The Company currently maintains lease arrangements for corporate office space and vehicles. The Company's leases generally have initial terms ranging from one to seven years and may include renewal options and rent escalation clauses. The Company is typically required to make fixed minimum rent payments relating to its right to use an underlying leased asset.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The table below presents certain information related to the Company’s lease costs:

	For the Year Ended December 31,
	2025	2024	2023
Operating lease expense	$1,509	$1,737	$1,958
Short-term lease expense	230	611	340
Total lease expense	$1,739	$2,348	$2,298
The Company has no financing leases. All the right-of-use assets and lease liabilities recorded in the consolidated balance sheets relate to operating leases. The weighted-average remaining lease term for operating leases was 2.15 years and the weighted-average incremental borrowing rate was 7.72%.
In December 2025, the Company executed a sublease of its Seattle office that commences February 1, 2026 and expires August 31, 2028. The Company remains the lessee under the related head lease. The Company will begin recognizing sublease income on a straight-line basis over the sublease term beginning at commencement. In connection with the execution of the sublease and the related change in the expected economic use of the space, the Company evaluated the associated ROU asset for impairment and recorded a non-cash impairment charge of $216 included within operating expenses during the year ended December 31, 2025. Undiscounted future sublease receipts at December 31, 2025 totaled approximately $300.
As of December 31, 2025, future minimum lease payments required under operating leases are as follows:

For the Year Ended December 31,
2026	$1,186
2027	803
2028	610
2029	438
2030	111
Thereafter	—
Total minimum lease payments	3,148
Less: effects of discounting	(386)
Present value of future minimum lease payments	$2,762

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 10. Debt
Debt outstanding consists of the following:

	December 31,
	2025	2024
Revolver	$3,000	$11,000
Paycheck Protection Program Loan	—	82
Less: revolver issuance costs	(103)	(151)
Loans payable, current	2,897	10,931

Convertible Note (1)	61,008	55,239
Embedded derivative (2)	142	2,919
Less: issuance costs on convertible debt	(67)	(81)
Loans payable, non-current	61,083	58,077

Loans payable, related parties, non-current (3)	—	5,006
Total loans payable, current and non-current	$63,980	$74,014
(1) The Convertible Note balance is comprised of the following:

	December 31,
	2025	2024
Initial measurement which represents the gross proceeds received less fair value of the embedded derivative	$50,260	$50,260
PIK notes issued	6,767	3,309
Accrued PIK interest	167	159
Accretion of discount on issuance	3,814	1,511
Convertible Note	$61,008	$55,239
(2) Represents the embedded derivative included within the Convertible Note that is bifurcated and stated at fair value as of December 31, 2025 and 2024.
(3) The loans payable, related parties, non-current are discussed in detail above in Note 17. Related Party Transactions
Revolver
The Company maintains a secured revolving line of credit ("Revolver") for borrowings up to $50,000 through January 19, 2028. Interest on the Revolver accrues at the choice of rate of (a) the Prime Rate as announced by Bank of America, (b) the Federal Funds Rate plus 0.50%, or (c) Secured Overnight Financing Rate ("SOFR") for a fixed term of 30, 90, or 180 days (at the election of the Company), plus an Applicable Margin. The Applicable Margin varies between 0.90% and 2.30% and depends on the Company's Fixed Charge Coverage Ratio and the type of rate chosen. Interest accrued on draws on the line using the SOFR rate is calculated on a daily basis, but is only charged to the line of credit at the end of the 30, 90, or 180 day fixed term period elected by the Company.
Borrowings under the Revolver are collateralized by the Company’s eligible trade receivables globally and eligible inventories in the U.S. and the Netherlands. Eligibility is determined by Bank of America and is based on the country of origin for the Company’s trade receivables and the type and nature of the Company’s inventory in the U.S. and the Netherlands. As of December 31, 2025 and 2024, the Company had unused borrowing capacity of $12,449 and $8,608 respectively, based on the borrowing base calculation as of the respective dates.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The Revolver loan agreement includes a number of affirmative and negative covenants. As of December 31, 2025, the Company was in material compliance with all such covenants. The carrying value of the Revolver approximates fair value because it bears variable interest that resets frequently to market indices.
As of December 31, 2025 and 2024, the outstanding balance on the Revolver was $3,000 and $11,000, respectively. The outstanding balance at December 31, 2025, incurred interest at an annual rate of 6.17%. Subsequent to December 31, 2025, the Company entered into an agreement with Bank of America to terminate the Revolver. In connection with the termination, the Company repaid all amounts outstanding under the Revolver, including principal and accrued interest. As of the date of issuance of these consolidated financial statements, the Company has made repayments totaling $4,608.
Convertible Note
In December 2023, the Company issued a senior secured convertible note, in the principal amount of $65,000 (the “Convertible Note”) with a stated maturity of December 13, 2028. The Convertible Note bears (i) cash interest at the rate of 5.00% per annum and (ii) paid-in-kind interest ("PIK") at the rate of 5.00% per annum, payable by issuing additional notes. References herein to "Notes" reference the Convertible Note together with any additional Notes issued as PIK interest. Both the cash interest and PIK interest are payable semiannually on June 15 and December 13 of each year. During the year ended December 31, 2025, cash interest of $3,458 was paid. PIK interest is payable by issuing additional notes in an amount equal to the applicable amount of PIK interest for the interest period. During 2025 and 2024, the Company issued additional Notes in the aggregate amount of $3,458 and $3,309, respectively, representing PIK interest. The Company has capitalized a total of $116 of debt issuance costs related to the Convertible Note.
The Convertible Notes are senior secured obligations of the Issuer and mature on December 13, 2028, unless earlier redeemed, repurchased or converted. The current conversion rate is $1.214 per share. The Notes are convertible at the option of the Holder at any time until the outstanding principal amount (including any accrued and unpaid interest) has been paid in full. Subject to the terms of Notes, the Holder may elect to receive the Company's American Depositary Shares (the “ADS”) in lieu of the Company’s ordinary shares, par value $0.001 per share, (the “Ordinary Shares”), upon conversion of the Notes.
The Convertible Note contains certain representations, warranties, events of default, and negative covenants that limit, without the consent of the holder(s) of the Convertible Note, the Company’s ability, among other things, to incur additional indebtedness, sell or acquire assets, undertake capital expenditures, and enter into certain transactions with third parties. As of December 31, 2025 and 2024, the Company believes it was in material compliance with all Convertible Note covenants.
Certain features of the Convertible Note, including the conversion option, redemption at the holder's election upon occurrence of Fundamental Change events as specified in the Notes, and acceleration of amounts due under the Convertible Note upon an event of default require, bifurcation and separate accounting as a single embedded derivative (the “Embedded Derivative”) from the Convertible Note pursuant to ASC 815, Derivatives and Hedging ("ASC 815"). The Embedded Derivative is measured at fair value utilizing Level 3 inputs under the fair value measurement hierarchy (refer to Note 2. Summary of Significant Accounting Policies for additional details) on the date of issuance and at the end of each reporting period.
As of December 31, 2025 and 2024, the Embedded Derivative is included in non-current loans payable in the consolidated balance sheets. The discount on the Convertible Note of $14,740 resulting from the initial fair value of the embedded derivative is amortized to interest expense using the effective interest method and changes in the fair value of the embedded derivative are recorded as other (income) expense in the consolidated statements of operations.
During the years ended December 31, 2025 and 2024, the Company recognized a gain on remeasurement of the Embedded Derivative of $2,777 and $11,389, respectively, in the consolidated statements of operations, calculated as the change in the fair value of the Embedded Derivative as of the end of the respective periods.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The Company measures the fair value of the Embedded Derivative using a Monte Carlo simulation in which the fair value of the Convertible Note is calculated on a with‑and‑without basis to isolate the value attributable to the conversion feature. Redemption cash flows are discounted using a credit‑risk‑adjusted rate, and as‑converted equity values are discounted using the risk‑free rate. Key valuation inputs for the Level 3 embedded derivative include:

	December 31, 2025	December 31, 2024	Relationship of Significant Unobservable Input to Fair Value
Fair value of the Convertible Note	$54,565	$48,120
Fair value of the Embedded Derivative	$142	$2,919
ADS price	$0.44	$2.00	Increase in share price will increase the value of the derivative
Term (years)	2.95	3.95	Decrease in term will decrease the value of the derivative
Expected volatility	85.0%	68.0%	Increase in expected volatility will increase the value of the derivative
Risk-free rate	3.5%	4.3%	Increase in risk-free rate will increase the value of the derivative
Credit risk adjusted rate	20.0%	20.0%	Increase in credit risk adjusted rate will increase the value of the derivative
The following table summarizes the future debt maturities for the Revolver and the Convertible Note:

Fiscal Years Ending December 31,	Amount of Debt
2026 (1)	$4,520
2027	—
2028 (2)	71,934
Total	$76,454
(1) The Company has repaid the outstanding balance of the Revolver during the first half of 2026, which included $3,000 of principal and $1,520 of accrued interest. The Company has historically classified the Revolver as a current liability on its consolidated balance sheets due to its intent and practice of using the Revolver for short-term financing needs.
(2) Debt maturing in 2028 includes the Convertible Note with a maturity value of $65,000, additional PIK notes of $6,767 issued in 2024 and 2025, and accrued PIK interest of $167 at December 31, 2025.
Paycheck Protection Program
In May 2020, the Company entered into a $5,396 loan agreement under the Paycheck Protection Program (the “PPP”) with a 1% interest rate, which is administered by the U.S. Small Business Administration (the “SBA”). On October 18, 2022, the Company qualified for partial loan forgiveness from the SBA and $4,923 of the loan was forgiven. The PPP loan was fully repaid by the end of May 2025. During the years ended December 31, 2025 and 2024, the Company repaid $83 and $196, respectively, of the PPP loan.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 11.     Commitments and Contingencies
Warranty
Changes in accrued warranty liabilities during the indicated periods are as follows:

	For the Year Ended December 31,
	2025	2024	2023
Beginning balance	$15,749	$17,871	$13,550
Provision	7,579	7,805	9,750
Utilized	(7,654)	(9,835)	(6,065)
Foreign currency adjustment	244	(92)	636
Ending balance	$15,918	$15,749	$17,871
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
Included in the 2024 provision amount is a reduction of $2,489 as a result of lower estimated future costs due to continued low failure rates on our ActivPanel 9 and our ActivPanel LX models. There was a comparable adjustment of $156 in 2025.
In addition to the amount utilized as warranty expense presented in the table above, during the year ended December 31, 2023, the Company also incurred an additional $5,052 of transportation, warehousing, and repair costs associated with increasing stock of refurbished inventory in response to the timing of warranty claims related to post pandemic sales. There was not a comparable level of activity and related costs incurred during the years ended December 31, 2025 and 2024.
Litigation
The Company may be subject to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. The Company’s policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after an analysis of each known event. A liability would be recognized and charged to operating expense when the Company determines that a loss is probable, and the amount is reasonably estimable. Additionally, the Company will disclose of contingencies for which a material loss contingency is reasonably possible but not probable or when a material loss contingency is probable but not reasonable estimable.
Edmodo, LLC ("Edmodo") was originally acquired by NetDragon, a related party of the Company, in 2018. Effective January 1, 2022, NetDragon transferred ownership of Edmodo to Promethean, and converted Edmodo to a limited liability company via a common control transaction. The Company subsequently filed to dissolve Edmodo in the State of Delaware, effective June 3, 2024. The Company received formal confirmation of the dissolution in November 2024.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
On October 9, 2024, Edmodo received an initial notice of civil monetary penalty ("Initial Notice") in the amount of $14,625 on the basis of alleged misstatements made by Edmodo during the initial Committee on Foreign Investment in the U.S. ("CFIUS") investigation of NetDragon's original acquisition of Edmodo and on the basis of violations of provisions of the National Security Agreement entered into on May 3, 2021 ("NSA"), which CFIUS alleges represent material violations of the NSA. Following receipt of the Initial Notice, Edmodo (through external counsel) submitted a timely response to the Initial Notice with a Petition for Reconsideration. CFIUS issued a Final Penalty Notice ("Final Notice") on January 14, 2025, for the same amount of civil monetary penalty. Payment of this penalty was due 45 calendar days following the date of the Final Notice. Since Edmodo was dissolved, no payment was made and CFIUS may refer the matter to the Department of Justice ("DOJ") for the DOJ to file an action in Federal District Court to collect the penalty plus interest, additional penalties, and handling and processing fees.
In March 2025, CFIUS requested that Promethean respond to a set of document requests so that CFIUS could prepare for and assess possible next steps related to efforts to recover the previously assessed civil monetary penalty. Promethean responded to the document requests on April 29, 2025. Since the submission of the responses, there has been no further communication from CFIUS as of the date these consolidated financial statements have been issued.
If an action is filed by the DOJ, such action will be vigorously defended on the basis that Edmodo was properly dissolved and that there are no likely or reasonable circumstances which warrant the nullification of Edmodo’s certificate of cancellation and thus no penalty can be assessed against a dissolved entity. Additionally, if necessary, arguments will be made that Promethean is not a successor entity to Edmodo and that Promethean should not be responsible for payment of the penalty. The Company cannot predict if or when the DOJ may decide to file an action to collect the penalty (there is no statute of limitations) or predict with any degree of certainty the outcome of such an action should the DOJ bring one. At this time, the Company is unable to estimate the likelihood of a negative outcome or the potential loss or range of loss associated with this matter.
In addition to the NSA mentioned above, the Company, along with its Promethean World Limited subsidiary and Promethean Inc. subsidiary, are parties to a second NSA with CFIUS, which generally restricts Promethean from disclosing, transferring, or providing access to Protected Data (as defined in the NSA, including certain U.S.-based personally identifiable information) to NetDragon, the Company (with the exception of certain Promethean personnel who are also Company personnel), or persons in China. To date, the Company has self-reported one or more instances that could give rise to violations of the NSA. While CFIUS has not imposed penalties for the reported instances, it has the authority to do so if it deems the instances to represent material violations of the NSA, with potential fines of up to $250 per material violation or the value of the related transaction, whichever is greater, with the ultimate amount of the penalty imposed being based on the nature of the violations and as determined by CFIUS. Accordingly, the Company accrued an immaterial amount as of December 31, 2024, which represents the Company's estimate of its potential liability exposure for these violations, based on the information available to the Company at this time.
The Company has not identified any potential new violations of the NSA in 2025. Accordingly, no additional amounts have been accrued, and the accrued balance remains unchanged from December 31, 2024.
During 2025, the Company paid tariffs imposed under Executive Orders that invoked the International Emergency Economic Powers Act (“IEEPA”) on certain imported goods. On December 29, 2025, the Company filed an action in the U.S. Court of International Trade (“CIT”) under 28 U.S.C. §1581(i) seeking a declaration that such IEEPA tariffs are unlawful and a refund of tariffs paid to date. On December 23, 2025, the CIT entered Administrative Order 25‑02 staying new IEEPA tariff cases pending a U.S. Supreme Court’s decision. On February 20, 2026, the U.S. Supreme Court held that IEEPA does not authorize the President to impose tariffs. The Court’s opinion did not prescribe the mechanism or timing for refunds, and post‑decision agency implementation steps and refund procedures remain subject to executive branch actions and further proceedings. The Company is evaluating implications for its CIT action and refund rights in light of the decision and will pursue appropriate remedies as guidance becomes available. As of the date these consolidated financial statements were issued, the amount and timing of any refund, if any, cannot be estimated.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Other than potentially those matters described above, as of December 31, 2025, and through the issuance of these consolidated financial statements, the Company does not believe the resolution of any legal proceedings or claims of which it is aware or any potential actions will have a material effect on its financial position, results of operations or cash flows.
Note 12.    Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2025	2024
Accrued payroll (1)	$9,026	$12,243
Deferred research and development credits (2)	5,771	7,224
Rebates and customer advances	678	628
Interest payable	1,887	678
Accrued duty, freight and related expenses (3)	12,343	16,459
Royalties	914	1,594
Value added tax payables	23	196
Other accrued expenses and liabilities	4,194	6,937
Accrued expenses and other current liabilities	$34,836	$45,959
(1) As of December 31, 2024, Accrued payroll included $5,919 and other accrued expenses and liabilities included 1,433 of one-time retention payment to certain officers, directors and employees of the Company. These amounts were paid in cash in January 2025.
(2) Deferred research and development credits represent future offsets to research and development expense in the consolidated statements of operations. These credits were generated through the Company's participation in the U.K. Research and Development Expenditure Credit ("RDEC") program.
(3) As of December 31, 2025, accrued duty, freight and related expenses included $580 in purchase commitments to certain of our inventory suppliers. The expectation is that the remaining amount will be settled within the next twelve months. As of December 31, 2024, accrued duty, freight and related expenses included $4,168 in purchase commitments to certain of our inventory suppliers.
Note 13. Income Taxes
The loss from continuing operations before income taxes consists of the following:

	For the Year Ended December 31,
	2025	2024	2023
United Kingdom	$(17,847)	$(11,430)	$6,139
United States	(30,178)	(31,943)	(30,343)
Foreign	(6,430)	7,628	(24,244)
Total pre-tax loss	$(54,455)	$(35,745)	$(48,448)

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The provision for income taxes consists of the following:

	For the Year Ended December 31,
	2025	2024	2023
Current expense:
United Kingdom	$—	$101	$513
United States	7	85	541
Foreign	416	877	116
Total current expense	423	1,063	1,170
Deferred benefit:
United Kingdom	—	25,436	175
United States	—	43,017	(10,170)
Foreign	(807)	(784)	(833)
Total deferred expense	(807)	67,669	(10,828)
Total provision for income taxes	$(384)	$68,732	$(9,658)
The Company’s subsidiaries incorporated in the United Kingdom were subject to the U.K. corporation tax rate at 25.0%, 25.0%, and 23.5% for the years ended December 31, 2025, 2024 and 2023, respectively. The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.
A reconciliation of the income tax benefit calculated using the applicable federal statutory rate to the Company's actual income tax expense is as follows:

	For the Year Ended December 31,
	2025		2024		2023
Tax benefit at United Kingdom statutory rate(1)	$(13,613)	25.0%	$(6,754)	18.9%	$(11,655)	24.1%
United States Operations
Nondeductible expenses	1,433	(2.6)%	752	(2.1)%	48	(0.1)%
Change in valuation allowance	6,190	(11.4)%	50,935	(142.5)%	—	—%
Other	(163)	0.3%	(1,659)	4.6%	(2,025)	4.2%
Cayman Islands Operations
Statutory tax rate differential	1,411	(2.6)%	(3,762)	10.5%	2,807	(5.8)%
Other foreign jurisdictions	(602)	1.1%	925	(2.6)%	(4)	—%
Change in valuation allowance	5,502	(10.1)%	28,399	(79.5)%	—	—%
Nontaxable income	(1,750)	3.2%	(1,273)	3.6%	(45)	0.1%
Other	1,208	(2.2)%	1,169	(3.3)%	1,216	(2.5)%
	$(384)	0.7%	$68,732	(192.3)%	$(9,658)	19.9%
(1) U.K. statutory tax rate of 25.0%, 25.0%, and 23.5% for the years ended December 31, 2025, 2024, and 2023, respectively. The U.K. statutory tax rate is used rather than the U.S. tax rate because a UK holding company is the parent company of all the Promethean operating companies. In the table above, tax rates for 2024 and 2023 differ from U.K. statutory tax rates due to the impact of discontinued operations in those years (refer to Note 20. Discontinued Operations for additional details).

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. Significant components of the Company’s net deferred tax assets and liabilities are as follows:

	For the Year Ended December 31,
	2025	2024
Deferred tax assets:
Accrued expense	$6,799	$7,746
Deferred revenue	4,299	4,015
Inventories	369	196
Intangible assets	1,466	1,806
Fixed assets	876	982
R&D costs	6,270	8,171
Losses and credit carryforwards	68,599	58,565
Share-based compensation	356	431
Other	3,176	1,652
Total deferred tax assets before valuation allowance	92,210	83,564
Less: valuation allowance	(87,419)	(80,054)
Total deferred tax assets	4,791	3,510
Deferred tax liability:
Intangible assets	(13,420)	(12,828)
Other	(284)	(404)
Total deferred tax liabilities	(13,704)	(13,232)
Net deferred tax liabilities	$(8,913)	$(9,722)
The Company recorded valuation allowances of $87,419 and $80,054 as of December 31, 2025 and 2024, respectively. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. During 2024, the Company assessed the available positive and negative evidence in evaluating the realizability of its existing deferred tax asset. Two significant pieces of objective negative evidence identified were the cumulative pre-tax losses in the U.S. and U.K. in recent years, and the year-over-year decline in sales due to reduced customer demand. Such objective evidence limits the ability to consider more subjective evidence, such as projections for future improved operating results. On the basis of this evaluation, the Company recorded a full valuation allowance against these U.S. and U.K. deferred tax assets, due to the uncertainty regarding their realizability. Based on the results of operations in 2025, the Company has maintained this full valuation allowance against its U.S. and U.K. deferred tax assets as of December 31, 2025.
As of December 31, 2025, management determined that there is sufficient positive evidence to conclude that it is more likely than not that certain of its deferred tax assets outside the U.S. and U.K. were realizable. The valuation allowances that are provided on certain of these non-U.S. and non-U.K. deferred tax assets mainly relate to specific tax losses carried forward due to the uncertainty surrounding their realization.
If events occur in the future that improve the certainty of realization for those deferred assets for which a valuation allowance is recorded as of December 31, 2025, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced. The valuation allowance has no impact on its tax loss carryforwards position for tax purposes, and if the Company generates taxable income in future periods, the Company will be able to use its tax loss carryforwards to offset taxes due at that time.
As of December 31, 2025, the Company had loss carryforwards in the UK of approximately $137,685 which do not expire, in the US of approximately $145,025, of which $9,397 expire in 2038 if not utilized and $135,628 which do not expire, and in China of approximately $135 which expire in 2026 if not utilized. In addition, there is approximately $3,407 of US state loss carryforwards which will expire on various dates through 2044 if not utilized.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
There have been recent tax law developments in jurisdictions in which the Company operates. From a global perspective, the Organization of Economic Cooperation and Development (“OECD”) introduced its Pillar II Framework Model Rules (“Pillar 2”) global minimum tax rules, which have been adopted in some jurisdictions (a 15% jurisdictional minimum generally applicable to multinational groups with consolidated revenue of €750,000 or more) with effective dates beginning in 2024–2025. The adoption of this standard does not have a material impact on the Company's consolidated financial statements, but the Company will continue to monitor any future developments related to this standard. In the U.S., the One Big Beautiful Bill Act of 2025 (“OBBBA”) made permanent certain provisions of the 2017 Tax Cuts and Jobs Act and introduced additional corporate tax changes, many of which are effective for tax years beginning after 2025. The Company does not expect this new tax law to have a material impact on its results of operations.
The Company received net cash refunds as follows:

	For the Year Ended December 31,
	2025	2024	2023
United Kingdom	$(2,019)	$(1,218)	$(428)
United States	64	(548)	(1,030)
Germany	217	369	544
Poland	381	—	—
Total cash received for tax refunds, net	$(1,357)	$(1,397)	$(914)
The Company has no uncertain tax positions as of December 31, 2025 and 2024, respectively. The Company’s policy is to recognize interest and penalties associated with uncertain tax positions as a component of income tax expense. As of December 31, 2025 and 2024, the Company has no accrued interest or penalties related to uncertain tax positions.
The amount of the Company's undistributed earnings amounted to approximately $7,675 and $6,247 as of December 31, 2025 and 2024, respectively, as such earnings are considered indefinitely reinvested or may be remitted tax-free upon distribution. It is not practicable to estimate the amount of deferred tax liability related to the undistributed earnings, and so no deferred tax liability was recorded as of December 31, 2025 and 2024, respectively.
Note 14. Shareholders' Equity (Deficit)
During the years ended December 31, 2025 and 2024, the Company repurchased 52,965 and 151,923 ADSs, respectively, in the open market for a total consideration of $110 and $342 (including transaction costs of $3 and $10), respectively, under the Company's previously announced share repurchase program. The Company funded the repurchases under the repurchase program with cash on hand. All shares were purchased through the open market. None of these ADSs were cancelled during the year ended December 31, 2025. As of December 31, 2025, $9,561 remains available for repurchase under the $10,000 stock repurchase program. Repurchases may be made from time to time, subject to applicable securities laws, through open-market purchases, privately negotiated transactions, or by other means (including Rule 10b5-1 and Rule 10b5-18 compliant trading plans). Depending on market conditions, liquidity and other factors, these repurchases may be commenced or suspended from time to time without prior notice. There are no assurances regarding how many additional ADS/Ordinary Shares, if any, the Company may repurchase.
In connection with the Merlyn Mind IP acquisition discussed in Note 3. Acquisitions and Dispositions, on September 8, 2025, the Company issued a warrant to purchase up to 10,000,000 ordinary shares at $1.214 per share (equivalent to $12.14 per ADS), expiring on September 8, 2032. The warrant met equity classification requirements and was recorded in additional paid‑in capital at its grant‑date fair value of $212. The warrant is not remeasured after issuance.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
In 2025, in connection with the vesting of RSUs previously granted under the Mynd.ai Equity Incentive Plan (the “Equity Incentive Plan”) to certain of the Company’s employees, executive officers and directors, the Company issued an aggregate of 939,090 ADSs to such individuals.
In 2026, in connection with the vesting of RSUs previously granted under the Equity Incentive Plan to certain of the Company’s employees, executive officers and directors, the Company issued an aggregate of 925,365 ADSs to such individuals. As a result of the resignation of two members of the Company's Board of Directors in February 2026, previously granted RSUs of 75,680 were waived and 130,118 RSUs were forfeited.
Note 15.    Share-Based Compensation
In January 2024, the Company’s Board of Directors approved the Equity Incentive Plan. Under the Equity Incentive Plan, awards may be granted to officers, employees and consultants of the Company or any of its affiliates in the form of stock options, restricted shares, RSUs, stock appreciation rights, performance stock, performance stock units, and other awards. The maximum aggregate number of ordinary shares that was initially authorized for issuance under the Equity Incentive Plan is 54,777,338, together with a corresponding number of ADSs.
The number of ordinary shares available for issuance under the Equity Incentive Plan also includes an automatic annual increase on the first day of each fiscal year beginning in 2025, equal to five percent (5%) of the total number of ordinary shares outstanding, on a fully diluted basis, on the last day of the immediately preceding fiscal year. Pursuant to this annual increase, an additional 28,374,850 and 27,731,110 ordinary shares became available for issuance under the Equity Incentive Plan on January 1, 2026 and 2025, respectively.
The Company’s Board of Directors awards time-based RSUs to certain directors, executive officers and employees that vest over specified time periods, subject to the recipient’s continued service. The RSUs that have been granted generally vest in quarterly installments over two to three years of service, entitling the holders to one ADS for each vested RSU. The unvested RSUs do not have voting rights. The closing stock price on the date of each grant is used to determine the fair value of RSUs.
The following table summarizes RSU activity for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025		2024
	Number of ADS	Weighted Average Grant Date Fair Value Per ADS	Number of ADS	Weighted Average Grant Date Fair Value Per ADS
Outstanding, beginning balance	4,185,488	$3.43	—	$—
Granted	2,501,632	1.01	4,306,116	3.45
Clawback	(201,665)	3.92	—	—
Vested (1)	(1,217,067)	3.39	—	—
Forfeited	(1,651,487)	3.39	(120,628)	3.92
Outstanding, ending balance	3,616,901	$1.77	4,185,488	$3.43
(1) The vested amount shown includes 277,977 ADSs withheld by the Company to satisfy certain tax withholding obligations.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Share-based compensation expense is included within the following lines in the statement of operations for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
Cost of revenue	$(98)	$142
General and administrative	3,114	3,186
Research and development	(226)	337
Sales and marketing	93	33
Total share-based compensation expense	2,883	3,698
Less tax benefit	(356)	(431)
Share-based compensation expense, net of tax	$2,527	$3,267
As of December 31, 2025, total unrecognized compensation expense related to unvested awards was $3,973, which is expected to be recognized over a weighted-average period of 1.7 years.
Note 16.     Net (Loss) Income Per Share
The following table sets forth the computation of basic and diluted net (loss) income per share of the Company's common stock, net of non-controlling interest:

	Year Ended December 31,
	2025	2024	2023
Numerator:
Net loss attributable to ordinary shareholders from continuing operations	$(54,071)	$(104,477)	$(38,790)
Net income (loss) attributable to ordinary shareholders from discontinued operations	—	8,758	(638)
Net loss attributable to ordinary shareholders	$(54,071)	$(95,719)	$(39,428)

Denominator:
Weighted average shares outstanding used in calculating net (loss) income per share	456,830,533	456,471,923	427,986,755

Basic and diluted (loss) income per share
Net loss per share from continuing operations	$(0.12)	$(0.23)	$(0.09)
Net income per share from discontinued operations	$—	$0.02	$—
Net loss per share	$(0.12)	$(0.21)	$(0.09)
Basic and diluted net (loss) income per share are computed using the weighted average number of ordinary shares outstanding during the period.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
The following is a summary of outstanding potential ordinary shares that have been excluded from the computation of diluted net loss per share attributable to ordinary shareholders because their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2025	2024	2023
Convertible debt	59,116,156	33,773,015	32,220,497
RSUs	6,437,362	1,742,676	—
Warrants (1)	—	—	—
(1) Although exercisable into 10,000,000 ordinary shares for the year ended December 31, 2025, the warrants were excluded from basic and diluted EPS calculation because they were out‑of‑the‑money See Note 14. Shareholders' Equity (Deficit) for additional details.
Note 17. Related Party Transactions
As of December 31, 2025 and 2024, the Company has receivables of $3,095 and $1,561, respectively, and payables of $5,343 and $4,621, respectively, with related parties with common ownership. Receivables relate to reimbursements owed by related parties for costs incurred, including employee-related costs and services provided by the Company on behalf of related parties. Payables relate to engineering, hosting, and employee services provided by related parties on behalf of the Company. These payables exclude the Loans payable, related parties, non-current discussed below, as well as the Convertible Note discussed in Note 10. Debt. During the years ended December 31, 2025 and 2024, the Company recognized $194 and $462, respectively, in revenue from related parties. No revenue from related parties was recognized in the year ended December 31, 2023. During the years ended December 31, 2025, 2024 and 2023, the Company received services from related parties which resulted in net costs totaling $1,641, $2,103, and $8,745, respectively.
As of December 31, 2024, the Company had $5,006 in funding from a related party, which was recorded as Loans payable, related parties, non-current on the consolidated balance sheets. As of December 31, 2025, $5,217 owed by the Company to this related party had been extinguished. The resulting benefit from the extinguishment of this funding has been presented as an increase to additional paid-in capital in the consolidated statements of changes in shareholders' equity.
As of December 31, 2024, certain historical net payable balances of $2,412 owed by Edmodo to a related party were forgiven, as a result of the formal dissolution of Edmodo. The resulting benefit from the forgiveness of these payables has been presented as an increase to additional paid-in capital in the consolidated statements of changes in shareholders' equity.
In December 2023, the Company issued a senior secured convertible note to an entity which is considered a related party as of December 31, 2025 and 2024. See further discussion of this note in Note 10. Debt.
As discussed further in Note 2. Summary of Significant Accounting Policies, on January 14, 2026, the Company entered into the Inventory Agreement with NetDragon under which NetDragon assumes initial payment responsibility for hardware supplier invoices, subject to a $50,000 revolving cap. The Company is obligated to reimburse NetDragon within 365 days of inventory receipt, together with simple interest at 3% per annum. If certain cost reduction targets are not met by NetDragon in any calendar year, the Company will be entitled to a credit in the amount of all interest paid to NetDragon during the preceding calendar year. As of the date of issuance of these consolidated financial statements, the Company has received $14,594 under the Inventory Agreement.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 18.     Employee Benefits Plan
The Company contributes to a number of defined contribution plans which provide benefits based upon the contributions made to the plans. The assets of the plans are held separately from those of the Company in independently administered funds. During the years ended December 31, 2025, 2024 and 2023, the Company incurred contribution costs of $1,671, 2,320 and 2,301, respectively, to these plans.
Note 19. Significant Concentrations
During the years ended December 31, 2025, 2024 and 2023, one customer represented $32,732, $43,163, and $84,262 (or 19%, 16%, and 20%) of revenue, respectively. During the years ended December 31, 2024 and 2023, another customer represented $29,839 and $45,576 (or 11% and 11%) of revenue, respectively. No other customers represented more than 10% of revenue during the years ended December 31, 2025, 2024 and 2023.
During the years ended December 31, 2025, 2024, and 2023, our top two suppliers represented $74,285, $116,255, and $178,385 (or 56%, 58%, and 57%) of cost of revenue, respectively. No other suppliers represented more than 10% of cost of revenue during the years ended December 31, 2025, 2024 and 2023.
As of December 31, 2025 and 2024, our top two customers represented $8,070 and $4,915 (or 32% and 16%) of accounts receivable, respectively. No other customers represented more than 10% of accounts receivable as of December 31, 2025 and 2024.
Note 20. Discontinued Operations
In 2022, the Company concluded that its abandonment of the North America geographic region of the Edmodo business qualified for presentation as discontinued operations. In 2024, the Company concluded that its sale of its holdings of capital stock of GEH Singapore also qualified for presentation as discontinued operations. In both cases, this conclusion was reached because the disposal represented a strategic shift with a major effect on the Company's operations and financial results. See further discussion in Note 2. Summary of Significant Accounting Policies.
The following table provides a reconciliation of the Company’s net income (loss) from discontinued operations presented in the consolidated statements of operations for the years ended December 31, 2024 and 2023. Cash flows of discontinued operations are presented within the Consolidated Statements of Cash Flows for 2024 and 2023 only. During the year ended December 31, 2024, the Company disposed of its interests in GEH Singapore in its entirety and closed the remaining operations of Edmodo. As a result, the Company does not have any assets of liabilities that qualify for presentation as discontinued operations as of December 31, 2024. There was no activity associated with discontinued operations in 2025. There are no interest or other corporate costs allocated to discontinued operations in financial results presented below.

Mynd.ai, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Year Ended December 31
	2024			2023
	GEH Singapore	Edmodo	Total	GEH Singapore	Edmodo	Total
Revenue	$29,115	$—	$29,115	$1,808	$—	$1,808
Cost of revenue	25,045	—	25,045	1,237	(119)	1,118
Gross profit	4,070	—	4,070	571	119	690

Operating expenses:
General and administrative	4,494	64	4,558	355	900	1,255
Research and development	—	—	—	—	41	41
Sales and marketing	457	—	457	11	1	12
Total operating expenses	4,951	64	5,015	366	942	1,308

Operating (loss) profit from discontinued operations	(881)	(64)	(945)	205	(823)	(618)

Other income (expense):
Interest expense	(43)	—	(43)	(3)	—	(3)
Gain on disposition of GEH Singapore	9,255	—	9,255	—	—	—
Other income (expense)	439	—	439	(3)	—	(3)
Total other income (expense)	9,651	—	9,651	(6)	—	(6)

Income (loss) from discontinued operations, before income taxes	8,770	(64)	8,706	199	(823)	(624)
Income tax benefit	19	—	19	19	—	19
Income (loss) from discontinued operations, net of tax	8,789	(64)	8,725	218	(823)	(605)
Net loss (income) attributable to non-controlling interests	(33)	—	(33)	33	—	33
Net income (loss) attributable to Mynd	$8,822	$(64)	$8,758	$185	$(823)	$(638)
Note 21.     Subsequent Events
The Company has evaluated all known events and transactions that occurred after December 31, 2025 through the date of the issuance of these consolidated financial statements, and determined that no subsequent events have occurred that would require recognition or disclosure in these financial statements, except as disclosed in the following notes to the consolidated financial statements:
•Note 2. Summary of Significant Accounting Policies in relation to the NetDragon Inventory Agreement;
•Note 10. Debt in relation to the agreement with Bank of America to terminate the Company's Revolver.
•Note 14. Shareholders' Equity (Deficit) in relation to the share issuance for vested RSUs.
•Note 15.    Share-Based Compensation in relation to the annual increase to the number of ordinary shares available for issuance under the Equity Incentive Plan.
•Note 17. Related Party Transactions in relation to the NetDragon Inventory Agreement.

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

4.10	Second Amendment to Loan and Security Agreement dated as of May 24, 2019 (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
4.11	Third Amendment to Loan and Security Agreement dated as of December 20, 2021 (incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
4.12	Fourth Amendment to Loan and Security Agreement dated as of March 30, 2022 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
4.13	Fifth Amendment to Loan and Security Agreement dated as of January 19, 2023 (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
4.14	Sixth Amendment to Loan and Security Agreement dated as of March 2, 2023 (incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
4.15	Seventh Amendment to Loan and Security Agreement dated as of October 18, 2023 (incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
4.16*	Eighth Amendment to Loan and Security Agreement dated as of February 24, 2026.
4.17*	Asset Purchase Agreement, dated August 25, 2025, by and between Merlyn Mind, Inc. and Promethean, Inc.
4.18*	Ordinary Share Purchase Warrant, dated September 8, 2025, issued by Mynd.ai, Inc. to Merlyn Mind, Inc.
4.19*	Inventory Management and Consultancy Agreement, dated January 14, 2026, by and between Promethean Limited and NetDragon Websoft Holdings Limited.
4.20*	Mynd.ai Independent Director Compensation Policy.
8.1*	Significant Subsidiaries of the Registrant.
11.1	Mynd.ai Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed by the Company on March 26, 2025).
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed by the Company on March 27, 2024).
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document);

*Filed with this Annual Report on Form 20-F.
**Furnished with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mynd.ai, Inc.

By:	/s/ Arthur Giterman
Name:	Arthur Giterman
Title:	Chief Executive Officer & Chief Financial Officer

Date: May 28, 2026